Form 20-F
period 2003-03-31
NASPERS LTD
filed 2003-10-10
CIK 1106051

As filed with the Securities and Exchange Commission on October 10, 2003.
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 20-F

                                   (Mark one)
     [   ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [ X ]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    for the fiscal year ended: March 31, 2003

                                       OR

     [   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
        for the transition period from to Commission file number 1-14917
                             ----------------------

                                 NASPERS LIMITED
             (Exact name of Registrant as specified in its charter)

                            REPUBLIC OF SOUTH AFRICA
                 (Jurisdiction of incorporation or organization)

                                 40 HEERENGRACHT
                                 CAPE TOWN, 8001
                          THE REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)
                             ----------------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      NONE
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

           CLASS N ORDINARY SHARES, NOMINAL VALUE RAND 0.02 PER SHARE*

            AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN CLASS N
               ORDINARY SHARES, NOMINAL VALUE RAND 0.02 PER SHARE
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)
        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                                   296,816,639

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
        Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes    X          No
                                ---             ---

              Indicate by check mark which financial statement item
                     the Registrant has elected to follow.
                          Item 17           Item 18   X

-----------------------
*Not for trading, but only in connection with registration of American Depositary Shares.

                                Table of Contents

                                                                           Page


Our Use of Terms and Conventions in this Annual Report.......................ii



Accounting Periods and Principles............................................ii



Forward Looking Statements...................................................ii



PART I       .................................................................1

   ITEM 1.   Identity of Directors, Senior Management and Advisers............1
   ITEM 2.   Offer Statistics and Expected Timetable..........................1
   ITEM 3.   Key Information..................................................1
   ITEM 4.   Information on the Company......................................13
   ITEM 5.   Operating and Financial Review and Prospects....................46
   ITEM 6.   Directors, Senior Management and Employees......................83
   ITEM 7.   Major Shareholders and Related Party Transactions...............93
   ITEM 8.   Financial Information...........................................96
   ITEM 9.   Offer and Listing...............................................99
   ITEM 10.  Additional Information.........................................100
   ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk.....110
   ITEM 12.  Description of Securities Other than Equity Securities.........112


PART II      ...............................................................112

   ITEM 13.  Defaults, Dividend Arrearages and Delinquencies................112
   ITEM 14.  Material Modification to the Rights of Security holders and Use of Proceeds............................................112
   ITEM 15.  Disclosure Controls and Procedures.............................112


PART III     ...............................................................112

   ITEM 17.  Financial Statements...........................................112
   ITEM 18.  Financial Statements...........................................113
   ITEM 19.  Exhibits.......................................................115

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

          Unless otherwise specified or the context requires otherwise in this annual report on Form 20-F:

     o references to "Naspers", "Naspers group", "group", "we", "us" and "our" are to Naspers Limited together with its subsidiaries;

     o references to "MIH Limited" are to MIH Limited together with its subsidiaries with respect to any period prior to December 20, 2002, and to MIH (BVI) Limited thereafter;

     o references to "Rand", "R" and "ZAR" are to South African Rand, the currency of South Africa;

     o references to "U.S. dollar(s)", "dollar(s)", "U.S.$" and "$" are to United States dollars and cents, the currency of the United States;

     o references to "Euro" and "(euro)" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

     o references to "Pound sterling" are to United Kingdom pounds sterling, the currency of the United Kingdom;

     o references to "Renminbi" or "Yuan Renminbi" are to Chinese Renminbi, the currency of the People's Republic of China; and

     o references to "Thai Baht" and "Baht" are to Thai Baht, the currency of Thailand.

ACCOUNTING PERIODS AND PRINCIPLES

          Unless otherwise specified, all references in this annual report to a "fiscal year" and "year ended" of Naspers refer to a twelve-month financial period. All references in this annual report to fiscal 2003, fiscal 2002, fiscal 2001, fiscal 2000 or fiscal 1999 refer to Naspers' twelve-month financial periods ended on March 31, 2003, March 31, 2002, March 31, 2001, March 31, 2000 and March 31, 1999, respectively; references in this annual report to fiscal 2003 refer to the period beginning April 1, 2002 and ending March 31, 2003. Our group annual financial statements included elsewhere in this annual report have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice ("South African GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("United States GAAP" or "U.S. GAAP"). See Note 40 to Naspers' audited consolidated financial statements included elsewhere in this annual report.

FORWARD LOOKING STATEMENTS

          The U.S. Securities and Exchange Commission, or "SEC", encourages companies to disclose forward looking information so that investors can better understand a company's future prospects and make informed investment decisions. This annual report contains historical and forward looking statements concerning the financial condition, results of operations and business of Naspers. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements.

          Forward looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of Naspers to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions.

          These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "objectives", "outlook", "probably", "project", "will", "seek", "target" and similar terms and phrases. These statements are contained in the sections entitled "Key Information", "Risk Factors", "Information on the Company", and "Operating and Financial Review and Prospects", and in other sections of this annual report. The following factors, among others, could affect the future operations of Naspers and could cause those results to differ materially from those expressed in the forward looking statements included in this annual report:

     o the significant political, social and economic risks which exist in all countries in which Naspers and its joint ventures operate;

     o    adverse regulatory developments;

     o    restrictions imposed by South Africa's exchange control regulations;

     o market risks related to fluctuations in the exchange rates and interest rates in South Africa and all other countries in which Naspers and its joint ventures operate;

     o the high level of Naspers' debt and funding difficulties Naspers may face;

     o the possibility that Naspers may not be able to access cash flows from its subsidiaries and joint ventures;

     o    dependence on suppliers, partners and local governments;

     o the possibility that satellites used by Naspers or its printing equipment or facilities may fail to perform or be damaged;

     o competitive pressures facing Naspers' businesses which may result in declining subscriber levels; and

     o    unauthorized access to Naspers' programming signals.

          All subsequent forward looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You should not place undue reliance on forward looking statements. Each forward looking statement speaks only as of the date of the particular statement. Naspers undertakes no obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, Naspers' results could differ materially from the forward looking statements contained in this annual report.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3.  KEY INFORMATION

3.A.     Selected Financial Data

          The following tables show selected consolidated financial data for Naspers as of and for the fiscal years ended March 31, 1999 through 2003. We derived the selected consolidated financial data from our audited consolidated financial statements. You should read this selected consolidated financial data together with "Operating and Financial Review and Prospects" and Naspers' audited consolidated financial statements appearing elsewhere in this annual report.

          Naspers prepares its consolidated financial statements according to South African GAAP. There are significant differences between these principles and U.S. GAAP. Note 40 to Naspers' audited consolidated financial statements includes a description of these differences and contains a reconciliation from South African GAAP to U.S. GAAP for the determination of net income/loss and shareholders' equity.

          Naspers' audited consolidated financial statements have been prepared in South African Rand. Amounts shown in U.S. dollars have been translated for convenience from Rand amounts to U.S. dollars at the noon buying rate on October 2, 2003 of Rand 6.8475 per U.S. $1.00.

                                                                            Year ended March 31,
                                            ----------------------------------------------------------------------------------
                                                1999            2000           2001            2002        2003           2003
                                            ----------------------------------------------------------------------------------
                                                         (Rand in millions, except share data)                      (U.S. $ in
                                                                                                                     millions,
                                                                                                                    except per
                                                                                                                   share data)
  Consolidated Income Statement Data:
  South African GAAP:
  Revenue, net...........................       5,339.1         6,670.1       8,265.7        9,836.6     11,186.7     1,633.7
  Operating expenses:
  Cost of providing services and sale
     of goods............................      (3,443.2)       (4,199.3)     (4,894.1)      (5,786.5)    (6,443.9)     (941.1)
  Selling, general and administration....      (1,696.9)       (2,149.4)     (3,191.7)      (3,340.9)    (3,551.2)     (518.6)
  Depreciation and amortization..........        (225.3)         (341.7)       (507.9)      (1,009.6)    (1,006.0)     (146.9)
  Impairment of program rights                        -               -             -              -       (155.3)      (22.7)
  Operating income / (loss)..............         (26.3)          (20.3)       (328.0)        (300.4)        30.3         4.4
  Financial costs, net(1)................         (74.8)         (199.3)       (301.5)        (411.8)      (223.0)      (32.6)
  Income from investments................           2.2             2.8           0.8            3.8          0.1           -
  Share of equity accounted results......         (38.6)           (7.1)        (59.7)         157.3        168.4        24.6
  Exceptional items......................         748.1         3,817.3         815.3            5.1         61.3         9.0
  Income / (loss) before tax and            -----------     -----------   -----------    -----------  ----------- -----------
     minorities..........................         610.6         3,593.4         126.9         (546.0)        37.1         5.4
                                            ===========     ===========   ===========    ===========  =========== ===========

  Income/(loss) from continuing
     operations..........................         608.7         3,262.0         152.1         (365.7)      (284.3)      (41.5)
  (Loss)/income from discontinuing
     operations..........................         (43.4)          130.7         847.8         (605.3)      (140.8)      (20.6)
  Profit/(loss) arising on
     discontinuance of operations........           --              --            --          (952.3)       750.9       109.7
                                            -----------     -----------   -----------    -----------  ----------- -----------
  Net income/(loss)......................         565.3         3,392.7         999.9       (1,923.3)       325.8        47.6
                                            ===========     ===========   ===========    ===========  =========== ===========
  Per share amounts
  Basic
  Income/(loss) from continuing
     operations..........................          5.38           26.64          1.09          (2.51)       (1.61)       (0.2)
  Income/(loss) from discontinuing
     operations..........................         (0.38)           1.07          6.06          (4.15)       (0.79)       (0.1)

  Income/(loss) arising on
     discontinuance of operations........            --              --            --          (6.54)        4.25         0.6
                                            -----------     -----------   -----------    -----------  ----------- -----------
  Net income/(loss)......................          5.00           27.71          7.15         (13.20)        1.85         0.3
                                            ===========     ===========   ===========    ===========  =========== ===========
  Diluted
  Income/(loss) from continuing
     operations..........................          5.09           24.19          1.28          (2.51)       (1.61)       (0.2)
  Income/(loss) from discontinuing
     operations..........................         (0.34)           0.96          5.51          (4.15)       (0.79)       (0.1)
  Income/(loss) arising on
     discontinuance of operations........            --              --            --          (6.54)        4.25         0.6
                                            -----------     -----------   -----------    -----------  ----------- -----------
  Net income/(loss)......................          4.75           25.15          6.79         (13.20)        1.85         0.3
                                            ===========     ===========   ===========    ===========  =========== ===========
  Weighted average shares outstanding
  Basic..................................   112,952,000     122,457,667   139,896,409    145,691,868  176,555,904 176,555,904
  Diluted................................   125,057,236     136,443,589   148,368,287    151,297,104  182,161,140 182,161,140

  Dividend per A ordinary share                       -               -             -              -            5         0.7
     (cents)(2)
  Dividend per N ordinary share                      22              24            24             24           25         3.7
     (cents)(2)


  Consolidated Income Statement Data:
  U.S. GAAP:
  Revenue, net...........................                                     8,168.7        9,861.4     11,208.6     1,636.9
  Operating income / (loss)..............                                    (1,966.4)      (2,355.8)       (63.0)       (9.2)
  Income / (loss) from continuing
     operations..........................                                      (739.7)      (2,581.9)      (889.6)     (129.9)
  Discontinued operations................                                     1,994.2       (2,665.0)       528.0        77.1

  Cumulative effect of change in
     accounting principle................                                          --           18.4       (531.5)      (77.6)
  Net (loss) / income....................                                     1,254.5       (5,228.5)      (893.1)     (130.4)

  Per share amounts
  Basic
  Income/(loss) from continuing
     operations..........................                                       (5.29)        (17.73)       (5.04)      (0.74)
  Discontinued operations................                                       14.26         (18.29)        2.99        0.44
  Cumulative effect of change in
     accounting principle................                                          --           0.13        (3.01)      (0.44)
                                                                          -----------    -----------  ----------- -----------
  Net income / (loss)....................                                        8.97         (35.89)       (5.06)      (0.74)
                                                                          ===========    ===========  =========== ===========
  Per share amounts
  Diluted
  Income / (loss) from continuing                                               (4.68)        (17.73)       (5.04)       (0.74)
     operations..........................
  Discontinued operations................                                       13.44         (18.29)        2.99         0.44
                                                                          -----------    -----------  ------------ -----------
Cumulative effect of change in
     accounting principle................                                          --           0.13        (3.01)       (0.44)
                                                                          -----------    -----------  ------------ -----------
  Net income / (loss)                                                            8.76         (35.89)       (5.06)       (0.74)
                                                                          ===========    ===========  =========== ============
==
  Consolidated Balance Sheet Data (at
     period end):
  South African GAAP:
  Total assets...........................       5,590.6         8,438.3      17,484.0       16,645.6     12,179.8      1,778.7
  Net assets.............................         257.2         2,353.8      10,095.1        5,750.6      3,811.9        556.7
  Capital stock(3).......................         228.8         1,626.0       1,627.0        1,857.1      4,520.9        660.2
  Total long term debt(4)................       2,183.8         2,343.3       3,067.6        4,924.1      2,880.3        420.6
  Minority interests.....................         (42.5)        1,173.2       7,542.6        4,364.1        300.8         43.9
  Total shareholders' equity.............         299.7         1,180.6       2,552.7        1,386.4      3,511.1        512.8

  U.S. GAAP:
  Total assets...........................                                    30,126.3       23,750.5     12,896.2      1,883.3
  Net assets.............................                                    21,431.1       11,116.8      3,036.5        443.5
  Total long term debt(4)................                                     3,779.4        5,742.6      3,843.9        561.4
  Minority interests.....................                                    14,307.0        7,967.6        257.4         37.6
  Total shareholders' equity.............                                     7,124.1        3,149.2      2,779.1        405.9

  Other Data:

  South African GAAP:
  Cash flow from operating activities....        (122.4)          349.2        (365.6)         189.7      1,343.0        196.1
  Cash utilized in discontinued
     operations..........................        (118.8)         (299.2)       (432.5)        (574.0)      (277.1)       (40.5)
  Cash flow from investing activities....        (493.8)       (2,267.8)       (662.0)      (1,088.0)       233.8         34.1
  Cash flow from financing activities....         660.2         3,818.5       1,395.6          818.9       (636.3)       (92.9)

-----------

(1) Includes interest expense, interest income, preference dividend income and foreign exchange gains and losses.

(2) Based on the U.S. dollar exchange rate at the respective payment dates of the 2003, 2002, 2001, 2000 and 1999 dividends. The U.S. dollar equivalent of the dividend per share was U.S.$0.03, U.S.$0.02, U.S.$0.03, U.S.$0.03 and U.S.$0.04, respectively.

(3)  Excludes long-term debt and redeemable preferred stock.

(4)  Includes long-term liabilities in respect of program and film rights.

(5) For U.S. GAAP reporting purposes, effective April 1, 2002, Naspers adopted Financial Account Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested at least annually for impairment. If this standard would have been adopted for fiscal years 2002 and 2001 the adjusted net income/(loss) would have been Rand (3,842,228) and Rand 2,424,922, respectively, and basic and diluted earnings per share for those years would have been Rand (26.37) and Rand (26.37) and Rand 17.34 and Rand 17.13, respectively.

                           EXCHANGE RATE INFORMATION

          The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Rand exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Rand as certified for United States customs purposes by the Federal Reserve Bank of New York. On October 2, 2003, the rate was Rand 6.8475 per U.S. $1.00.

          Year ended March 31,                             Average Rate(1)
                                                        (Rand per U.S. $1.00)

          1999..........................................        5.852
          2000..........................................        6.191
          2001..........................................        7.341
          2002..........................................        9.643
          2003..........................................        9.572

___________

(1) The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.


                                                            High           Low
                                                          (Rand per U.S. $1.00)
       April 2003......................................... 8.0450        7.1750
       May 2003........................................... 8.2350        7.2300
       June 2003.......................................... 8.1650        7.4950
       July 2003.......................................... 7.8000        7.3576
       August 2003........................................ 7.5116        7.2480
       September 2003..................................... 7.5499        6.9575


          For other important information, you should read the discussion of South African exchange controls in Item 10 of this annual report under the heading "Exchange Controls".

3.D.   RISK FACTORS

RISKS RELATING TO SOUTH AFRICA AND OTHER COUNTRIES IN WHICH NASPERS AND ITS JOINT VENTURES OPERATE

NASPERS' MULTINATIONAL OPERATIONS EXPOSE IT TO A VARIETY OF ECONOMIC, SOCIAL AND POLITICAL RISKS

          There is an element of risk in most countries in which Naspers operates. A majority of Naspers' revenue comes from its operations in South Africa. Naspers may be significantly affected by the changes in South Africa's political, social and economic circumstances. A lot of the risks applicable to South Africa also apply to other countries where Naspers has significant operations. While South Africa has a developed and sophisticated business sector and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care or housing. The incidence of HIV/Aids infection in a number of markets in which Naspers operates is high and is forecast to increase over the next decade. Those at risk may include both Naspers' employees, giving rise to increased sickness and disability costs for Naspers, and its customers, resulting in a reduction in sales and an inability to grow Naspers' revenue base.

          There has been a period of significant change in South Africa since the democratic government came to power in 1994. Some government policies designed to alleviate and redress the inequalities suffered by the majority of citizens under the previous government may have an adverse impact on Naspers' business. In particular, Naspers cannot predict to what extent the government will continue to introduce or tighten legislation or other measures designed to empower previously disadvantaged groups nor can it assess the potential impact of these reforms on its businesses.

          South Africa has experienced high levels of crime and unemployment in recent years. These problems have impeded fixed inward investment into South Africa and have prompted some emigration of skilled workers. As a result, Naspers may have difficulty in attracting and retaining suitably qualified employees. Against the background of South Africa's past political tensions and the current transition to a stable democratic government, it is not possible to predict the future economic or political direction of South Africa. Matters that may affect South Africa's future economic and political direction include whether the government can successfully address the political, social and economic consequences of the transition to a stable democratic government and the effect on South African business of the continuing integration of the South African economy with the economies of the rest of the world.

          Naspers also operates in several countries in Asia, including Thailand and China, through its shareholding in MIH Holdings Limited ("MIH Holdings"). Naspers' operations in these emerging markets may involve significant economic and operating risks. Many countries in Asia have experienced difficulties resulting from currency fluctuations, high interest rates, increases in corporate bankruptcies, stock market declines and other factors that have materially and adversely affected MIH Holdings' business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives.

SOUTH AFRICA'S ECONOMY HAS RECENTLY EXPERIENCED PERIODS OF LOW GROWTH, HIGH INFLATION AND UNEMPLOYMENT

          The South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low. The growth in South Africa's GDP was 3.4% for 2000, 2.2% for 2001 and 3.0% for 2002. South Africa's unemployment rates were 25.8% in September of 2000, 29.5% in September of 2001, 29.4% in September of 2002 and 31.2% in March 2003. The rapid depreciation of the Rand against the U.S. dollar during the latter part of 2001 put upward pressure on South Africa's inflation rate during the 2002 calendar year. The inflation rate
(CPIX) was 6.3% in August of 2003. The South African Reserve Bank has stated that it intends to maintain South Africa's inflation rate at between 3% and 6% per year. Despite such stated intentions, there can be no assurance that the South African Reserve Bank will be able to achieve such an inflation target. A future increase in inflation would be likely to increase financing and other costs in a manner that could adversely affect Naspers' profitability.

SOUTH AFRICAN EXCHANGE CONTROL RESTRICTIONS COULD HINDER NASPERS' NORMAL CORPORATE FUNCTIONING

          South Africa's exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia. It is likely that exchange controls will continue to operate in South Africa for the foreseeable future. As a consequence of these exchange controls, an acquisition of shares or assets of a South African company by a non-resident purchaser will require exchange control approval if the payment for the acquisition is in the form of shares of a non-resident company or if the acquisition is financed by a loan from a South African resident. Denial of any required regulatory approval may result in the acquisition not occurring.

SOUTH AFRICA'S INTEREST RATES MAY INCREASE NASPERS' BORROWING COSTS

          The volatility of the Rand in the past years has impacted the prime lending rate in South Africa, as the South African Reserve Bank has responded to this volatility by using interest rates to manage inflation. The depreciation of the Rand has therefore resulted in interest rates being higher in South Africa than in most developed countries with more stable currencies. The prime lending rate reached a five-year high of 20.0% in 1999. Since March 31, 2003, the prime lending rate has decreased from 17% to 13.5% on September 15, 2003. High interest rates in South Africa increase Naspers' cost of capital, since some of its borrowings are denominated in Rand.

NASPERS COULD SUFFER LOSSES AS A RESULT OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES

          Naspers' reporting currency is the Rand. Naspers conducts and will continue to conduct business transactions in currencies other than its reporting currency. Approximately 35.9% of Naspers' revenue was generated outside South Africa during fiscal year 2003. Naspers is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. dollar, the Baht, the Renminbi and the Euro against the Rand, which have in the past significantly affected and could in the future significantly affect Naspers' revenues, financing costs and general business and financial condition. In addition, fluctuations in the exchange rate of these currencies could significantly affect the comparability of Naspers' performance between financial periods, since a portion of Naspers' sales are made in currencies other than Rand while Naspers' financial statements are stated in Rand.

          A significant portion of Naspers' cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in the currencies of countries in which Naspers has limited operations, such as U.S. dollars. Where Naspers' revenue is denominated in local currency, a depreciation of the local currency against the U.S. dollar adversely affects Naspers' earnings and Naspers' ability to meet its cash obligations. Many of Naspers' operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Naspers cannot assure you that the hedge transactions that Naspers enters into to mitigate currency risk will fully protect it against currency fluctuations or that Naspers will be able to hedge effectively against these risks in the future.

          The Rand has depreciated over time against the currencies of its major trading partners by more than the difference in the inflation rate between South Africa and its major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. The value of the Rand against the U.S. dollar remains difficult to predict and vulnerable to significant depreciation. Since December 2001, the Rand has significantly appreciated against the U.S. dollar, ending the March 31, 2003 fiscal year at Rand 7.90. The Rand further appreciated after March 31, 2003 to Rand 6.8475 on October 2, 2003. This strengthening of the Rand will have a negative impact on the U.S. dollar based earnings of the group, but a positive impact on its dollar based expenses. Naspers cannot predict the future relative strength of the Rand against the U.S. dollar and expects that the Rand will remain volatile against major currencies like the U.S. dollar and the Euro.

          In addition, fluctuations in the exchange rate between the Rand and the U.S. dollar could adversely affect the market value of Naspers American Depositary Receipts ("ADSs") in the United States and the real value of dividends paid on Naspers' ADSs.

THE STRENGTH OF SOUTH AFRICAN TRADE UNIONS COULD ADVERSELY AFFECT NASPERS' SOUTH AFRICAN BUSINESS

          As of March 31, 2003, trade unions represented some of Naspers' employees in South Africa. A number of South African trade unions have close links to various political parties. In the past, trade unions have had a significant influence in South Africa as vehicles for social, economic and political reform and in the collective bargaining process. Since 1994 South Africa has enacted various labor laws that enhance the rights of employees. Naspers cannot assure you that the cost of complying with these laws will not adversely affect its South African operations.

BECAUSE NASPERS IS A SOUTH AFRICAN COMPANY, YOU MAY NOT BE ABLE TO ENFORCE JUDGMENTS AGAINST NASPERS AND ITS DIRECTORS AND OFFICERS THAT ARE OBTAINED IN U.S. COURTS

          Naspers is incorporated in South Africa. Most of Naspers' directors and executive officers reside outside the United States. Substantially all the assets of Naspers' directors and executive officers and substantially all Naspers' assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Naspers or its directors or executive officers, or to enforce against such persons judgments of the United States courts based upon the civil liability provisions of the Federal securities laws or other laws of the United States or any of its states. Although foreign judgments are recognized by South African courts, they are generally not directly enforceable in South Africa and can only be enforced by way of execution if an order to that effect is made by a competent South African court, the latter court basing its order upon the judgment of the foreign court.

          The policy of South African courts is to award compensation only for loss or damage actually sustained by the person claiming the compensation. The award of punitive damages is generally not recognized by the South African legal system, on the grounds that such awards are contrary to South African public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to South African public policy. South African courts cannot consider the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually observe their own procedural laws and, where an action based on a contract governed by a foreign law is brought before a South African court, the capacity of the parties to contract may under certain circumstances be determined in accordance with South African law. A plaintiff who is not resident in South Africa may be required to provide security for costs where proceedings are initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated by way of the apostille procedure in terms of the Hague Convention 1961 before they are used in South Africa. Also, foreign judgments concerning the ownership, use or sale of any matter or material connected with South African commerce (such as production, import and export) require consent from the South African Minister of Trade and Industry to be enforced in accordance with the South African Protection of Business Act, 1978. Naspers has been advised by Webber Wentzel Bowens, its South African counsel, that there is doubt as to the enforceability against Naspers and its directors and officers in South Africa of liabilities predicated solely upon the Federal securities laws of the United States.

RISKS RELATING TO NASPERS' BUSINESS

NASPERS' LEVEL OF DEBT COULD ADVERSELY AFFECT ITS BUSINESS AND COMPETITIVE POSITION

          Naspers has an amount of debt that may adversely affect its business in numerous ways. As of March 31, 2003, Naspers had total debt (including finance leases and in respect of program and film broadcasting rights) of approximately Rand 4.7 billion, or U.S. $594.9 million. On the same basis, Naspers' ratio of total debt to equity would have equaled 1.35. Naspers' debt could, among other things:

o increase its vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly where borrowings are or will be made at variable interest rates;

o limit its ability to obtain additional financing that may be necessary to operate, develop or expand its business;

o require Naspers to dedicate a substantial portion of its cash flow from operations to service its debt, which in turn reduces the funds available for operations, future business opportunities and dividends; and

o potentially place Naspers at a competitive disadvantage relative to competitors with less debt.

          Naspers' ability to make payments on its debt will depend upon its future operating performance, which is subject to general economic and competitive conditions, many of which are outside Naspers' control. If the cash flow from Naspers' business and its operating subsidiaries is insufficient to make payments on its debt or is otherwise unavailable, Naspers may have to delay or reduce capital expenditures, attempt to restructure or refinance its debt, sell assets or raise additional equity capital. Naspers may not be able to take these actions on satisfactory terms, in a timely manner or at all.

NASPERS DEPENDS ON ACCESS TO CASH FLOWS FROM ITS SUBSIDIARIES AND JOINT VENTURES, AND LIMITATIONS ON ACCESSING THE CASH FLOW MAY ADVERSELY AFFECT NASPERS' BUSINESS OPERATIONS AND FINANCIAL CONDITION

          Naspers Limited is structured as a holding company and has no significant business operations or assets other than its interests in its subsidiaries, joint ventures and other investments. Accordingly, Naspers relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. Naspers' subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to Naspers, whether by intercompany loans or by the payment of dividends. The ability of Naspers to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa, Thailand and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by Naspers' South African businesses cannot be currently utilized outside South Africa without exchange control approval. Naspers' non-South African subsidiaries may be subject to similar restrictions imposed by their respective home countries. In addition, because the consent of some of Naspers' joint venture partners is required for distributions from Naspers' joint ventures, Naspers' ability to receive distributions from the joint ventures is dependent on the co-operation of its joint venture partners. The interests of the minority shareholders of some of Naspers' subsidiaries and associates must be considered when those subsidiaries and associates make distributions. Accordingly, Naspers cannot assure you that it will be able to obtain cash from its subsidiaries, joint ventures and other investments at the times and in the amounts required by Naspers. Any failure by Naspers to receive distributions from its businesses could restrict Naspers' ability to provide adequate funding to the combined group and otherwise to meet its obligations. Naspers' business units may face funding and liquidity difficulties under the terms of the financing arrangements upon which they depend. Each Naspers business relies on its own separate credit facility and financing, to the extent necessary. Naspers has not to date provided any parent company guarantees in respect of bank borrowings. Several of the credit facilities and other financing arrangements contain financial covenants and other similar undertakings and requirements. If these covenants, undertakings or requirements are violated, the financing may not be available and the relevant business unit could face liquidity difficulties. In addition, many of the different group credit facilities must be renewed annually by the relevant lenders.

NASPERS' BUSINESSES OPERATE IN HIGHLY COMPETITIVE AND RAPIDLY CHANGING INDUSTRIES, AND INCREASED COMPETITION COULD ADVERSELY AFFECT NASPERS' RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          Pay-television. Although Naspers is currently the only major provider of pay-television services in most of its markets, Naspers competes directly with both state owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other entertainment and leisure activities for general leisure spending. Naspers cannot determine the nature or extent of future competition it may face in the pay-television market. In South Africa, Naspers' largest pay-television market, licenses may be granted in future to other operators. In Greece, the entry of a competitor, Alpha Digital (which has since gone into liquidation), into the pay-television market resulted in Naspers losing some of its subscribers and a significant increase in the cost paid for content. The additional loss of subscribers in fiscal 2003 and ongoing price inflation for Greek soccer rights can be attributed to the continued competition for Greek soccer rights by Greek free-to-air broadcast networks. Naspers cannot predict if or when competitors will enter the pay-television market in the other countries in which it offers pay-television services nor can it predict the likely loss of revenue or increase in costs if competitors enter these markets. Naspers has also found that, over the past decade, broadcast rights to major sporting events have become more expensive to obtain as competition for these rights has intensified.

          In addition, broadband and wireless internet companies providing digital pay-television content may over time erode Naspers' traditional pay-television subscriber base.

          Internet. The market for internet access and related services is highly competitive. Naspers anticipates that competition will continue to intensify as the use of the internet grows. The African and Asian internet markets are characterized by an increasing number of entrants because start up costs are low. Naspers' competitors may better position themselves to compete in these emerging markets as they mature. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources and better recognized brand names than Naspers. Naspers' internet businesses may therefore never reach profitability.

          Print media. Revenues in the print media industry are dependent primarily upon paid circulation and advertising revenues. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Naspers. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Naspers may face increased competition as both local and international publishers introduce new niche titles. Internationally recognized titles also continue to be introduced in South Africa. Many of the print media markets are overdeveloped, with too many titles relative to the size of the subscriber base. Competitors that are active in the same markets as Naspers attempt to increase their market share, circulation and advertising revenues by changing the style and layout of their publications to win new customers at the expense of Naspers' magazines and newspapers. In addition, Naspers' competitors may reduce the cover prices of their publications to increase their circulation. Naspers may be forced to decrease the prices it charges for magazines and newspapers in response or make other changes in the way it operates. Naspers' business and results of operations may be harmed as a result.

          Other businesses. The markets for the products and services currently offered by Irdeto Access (Naspers' conditional access technology business), Naspers' book publishing and education businesses are highly competitive. All three businesses operate in highly fragmented markets and compete with large international players. Irdeto Access competes with numerous entities, including subsidiaries of other pay-television providers, many of which have substantially greater financial resources than Naspers. Nasboek, Naspers' book publishing business, faces competition from several South African publishers as well as large international publishing houses, who have substantially greater resources and very strong brand names. Educor, the private education business of Naspers, faces competition from many different South African private educators, as well as increasingly from international educators, many of whom have substantially greater resources and better recognized brand names than Educor.

STEADY OR DECLINING SUBSCRIBER LEVELS MAY PREVENT THE FURTHER GROWTH OF SOME OF OR ALL OF NASPERS' BUSINESSES

          Naspers' largest businesses are generally in mature markets and face significant difficulties in maintaining or growing the number of subscribers. Naspers' pay-television business in Greece has recently experienced high levels of subscriber churn and decreasing subscriber numbers. Naspers' pay-television business in Africa is mature and total subscriber numbers have been relatively flat recently. High levels of churn and decreasing or flat subscriber numbers may be caused by competition from new entrants to the pay-television market and from other sources competing for discretionary income, economic and other local difficulties, the loss of popular sports and movie programming content and seasonality associated with the markets in which Naspers operates. Increases in prices can also lead to churn and subscriber terminations. Declining subscriber levels also adversely affect Irdeto Access, since Naspers' pay-television operators constitute some of Irdeto's primary customers. Naspers' print media business has experienced declining circulation due to the maturity of some of its magazine titles and newspapers in South Africa and the introduction into the market of a large number of competing magazines and newspapers. Steady or declining subscriber levels make it increasingly difficult for Naspers to grow its businesses.

A REDUCTION IN DEMAND FOR ADVERTISING MAY ADVERSELY AFFECT NASPERS' BUSINESSES AND REVENUES

          A portion of Naspers' revenue is generated by advertising and circulation revenues. Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence Naspers' advertising revenue, decreases significantly in times of economic slowdown or recession. In particular, Naspers' advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of Naspers' control, such as terrorist attacks or acts of war. The global economic slowdown and resulting decline in the level of business activity of Naspers' advertisers has and could continue to adversely affect Naspers' results of operations. Newspaper and magazine advertising has declined in recent years, while television and outdoor advertising has increased, with radio advertising remaining relatively stable. These trends may continue in the future, which could adversely affect Naspers' results and financial condition.

INCREASES IN NEWSPRINT AND MAGAZINE PAPER COSTS COULD ADVERSELY AFFECT NASPERS' RESULTS

          Newsprint and magazine paper costs represent the single largest raw material expense for Naspers' print media businesses and are among Naspers' most significant operating costs. Newsprint and magazine paper costs fluctuate from time to time due to numerous factors beyond Naspers' control, especially due to exchange rate fluctuations between the South African Rand and other currencies such as the U.S. dollar and the Euro. An increase in newsprint and magazine paper costs could adversely affect Naspers' earnings and cash flow except to the extent that any increase in such costs can be passed through to the subscriber, which Naspers has been able to do only in some instances. Media24 expects to renegotiate its major newsprint supplier contracts during 2004. The outcome of these negotiations is uncertain.

NASPERS' BUSINESS ENVIRONMENT IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE WHICH COULD RENDER NASPERS' PRODUCTS AND SERVICES OBSOLETE OR LESS COMPETITIVE

          Naspers operates pay-television and technology businesses through its holding in MIH Holdings Limited and internet businesses through Media24, Nasboek and its holding in MIH Holdings. The rate of technological change currently affecting the pay-television and internet industries is particularly rapid compared to other industries. Emerging trends, such as the migration of television from analog to digital transmission and the convergence of television, the internet and other media, are creating an unpredictable environment. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to products and services sold by Naspers. Naspers' print media, publishing and education businesses also operate in markets that continue to change in response to technological innovations and other factors. In particular, the means of delivering Naspers' products, and the products themselves, may be subject to rapid technological change.

          Naspers cannot predict whether technological innovations will, in the future, make some of its products and services wholly or partially obsolete or adversely affect the competitiveness of its businesses. Naspers may be required to continue to invest significant resources to further adapt to changing technologies, markets and competitive environments.

NASPERS' SUBSTANTIAL INVESTMENT IN INTERNET RELATED BUSINESS MAY NOT PRODUCE POSITIVE RETURNS

          A significant part of Naspers' strategy is to further develop its internet businesses. Naspers has invested, and will continue to invest, significant amounts to develop and promote its internet initiatives and electronic platforms. Naspers has made these investments through Media24, Nasboek and through its shareholding in MIH Holdings which includes M-Web Holdings. The provision of products and services over the internet and otherwise in electronic form is highly competitive and in relatively early stages of development.

          Naspers may experience difficulties developing this aspect of its business due to a variety of factors, many of which are beyond Naspers' control. These factors may include:

     o the acceptance of Naspers' internet initiatives and related electronic platforms by customers;

     o    competition from comparable and new technologies;

     o customers not accepting or not continuing to use the internet and electronic media; and

     o failures or difficulties with the data networks and infrastructures upon which Naspers depends.

          Moreover, Naspers relies on third parties for the provision of local and international bandwidth.

          Naspers' long-term success depends on the continued development of the internet as a commercial medium, which is uncertain in many of the countries in which Naspers has entered or may enter, the internet business. As is typical in the case of a new industry characterized by rapidly changing technology, developing industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the internet are subject to high levels of uncertainty. Critical issues concerning the commercial use of the internet, including the perceived lack of security of commercial data, such as credit card numbers, and capacity constraints resulting in delays, transmission errors and other difficulties may impact the growth of internet use. These and other issues affecting the internet industry may be aggravated in countries with less developed internet cultures and infrastructures in which Naspers currently conducts or may in the future conduct its internet business, including Thailand and China. If the market for internet access services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the internet access and services offered by Naspers are not broadly accepted, Naspers' growth strategy could be adversely affected.

THE GROWTH OF NASPERS' INSTANT MESSAGING BUSINESS IN ASIA IS DEPENDENT UPON THE CONTINUED DEVELOPMENT OF THE MOBILE TELECOMMUNICATIONS MARKET IN ASIA

          MIH Holdings has a stake in Tencent (BVI) Limited ("Tencent"), which provides services to subscribers through Shenzhen Municipal Tencent Computer Systems Limited ("Tencent PRC"), the licensed operator of QQ, a popular instant messaging platform in China. (Tencent is not a shareholder of Tencent PRC.) These instant messaging services are provided from computer to computer, computer to mobile phone, mobile phone to mobile phone and mobile phone to computer. The mobile telecommunications markets in which QQ operates are highly competitive, rapidly developing and subject to significant economic, regulatory and other uncertainties. The continued development of Mobile QQ will depend upon stable commercial arrangements with mobile phone operators. In addition, the growth of this instant messaging business will depend, in large part, on the future level of demand for mobile data telecommunications in the markets in which Tencent operates. The size of the future Tencent customer base will be affected by a number of factors, many of which are outside of Naspers' control, such as the regulatory regime governing the provision of telecommunication services in China and the general economic conditions in the region.

NASPERS' BUSINESSES RELY ON SOFTWARE AND HARDWARE SYSTEMS THAT ARE SUSCEPTIBLE TO FAILURE

          Interruptions to the availability of Naspers' internet services or increases in the response times of Naspers' services caused by the failure of Naspers' software or hardware systems could reduce user satisfaction, the amount of internet traffic and Naspers' attractiveness to advertisers and consumers. Naspers' publishing business also depends upon the timely functioning of software and hardware used to print newspapers and magazines and to publish books. Naspers is also dependent upon web browsers, telecommunication systems and other aspects of the internet infrastructure that have experienced significant system failures and electrical outages in the past. Naspers' operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Naspers' internet service in South Africa is carried over transmission lines provided by UUNet, a subsidiary of MCI. The contract with UUNet has been extended until November 2004. Despite Naspers implementing network security measures, Naspers' servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems.

NASPERS' BUSINESS MAY SUFFER IF NASPERS CANNOT OBTAIN ATTRACTIVE PROGRAMMING OR IF THE COST OF TELEVISION RECEIVERS INCREASES

          The continued success of Naspers' pay-television business depends upon its ability to continue to obtain attractive movie, sports and other programming on commercially reasonable terms. For most of the programming, Naspers contracts with suppliers who in turn purchase programming from content providers. Much of Naspers' premium programming is sourced through Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"). Naspers' film studio and sport programming contracts are up for renewal from time to time. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, Naspers will be required to seek alternative programming from other sources. Naspers cannot be sure whether alternative programming would be available on commercially reasonable terms or whether the alternative programming would appeal to Naspers' subscribers. Naspers' business strategy also depends on its ability to offer attractive programming on an exclusive basis. Political, regulatory and competitive pressures are making it more difficult to maintain exclusive rights to programming.

          Naspers' growth depends in part upon its ability to attract new pay-television customers. Many new customers are required to purchase the equipment necessary to receive Naspers' broadcasts. The cost of this equipment may discourage potential subscribers, and Naspers' market penetration and growth may be impeded if the cost of this equipment increases.

SATELLITE FAILURES OR NASPERS' INABILITY TO OBTAIN RIGHTS TO USE SATELLITES COULD ADVERSELY AFFECT ITS BUSINESS AND ABILITY TO GROW

          Naspers' digital programming is transmitted to its customers through different satellites around the world, and in some regions Naspers' terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, Naspers receives a significant amount of its programming through satellites. Satellites are subject to significant risks. These risks include defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. The operation of satellites is beyond Naspers' control. Future launch failures or disruption of the transmissions of satellites that are already operational could adversely affect Naspers' operations. Some satellites used by Naspers' pay-television operations have experienced technical failures in the past. In addition, Naspers' ability to transmit its programming following the end of the expected useful lives of the satellites Naspers currently uses and to broadcast additional channels in the future will depend upon Naspers' ability to obtain rights to utilize transponders on other satellites. In the event of a satellite failure, Naspers would need to make alternative arrangements for transponder capacity. Naspers cannot assure you that it could obtain alternative capacity rights on commercially reasonable terms or at all.

NASPERS' BUSINESS MAY SUFFER IF ITS PRINTING EQUIPMENT OR FACILITIES ARE DAMAGED OR FAIL TO PERFORM

          Naspers' newspapers and magazines and a number of third party publications are printed on printing equipment and facilities owned by the group. If one or more of our printing facilities were damaged or if operations were interrupted due to a natural disaster or otherwise, the publication of some titles could be interrupted and Naspers' operating results could be adversely affected.

UNAUTHORIZED ACCESS TO NASPERS' PROGRAMMING SIGNALS MAY ADVERSELY AFFECT NASPERS' REVENUES AND PROGRAMMING ARRANGEMENTS

          Naspers faces the risk that its programming signals will be accessed by unauthorized users. The delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming, or "piracy". Naspers currently utilizes encryption technology supplied by Irdeto Access. This encryption technology, to remain effective in preventing unauthorized access, needs to continually be updated or replaced with newer technology. Naspers will continue to incur substantial expenditures to replace or upgrade its encryption technology in the future. No encryption technology is able to completely prevent all piracy, and virtually all pay-television markets are characterized by varying degrees of piracy. In addition, encryption technology cannot prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If Naspers fails to adequately prevent unauthorized access to its transmissions, its ability to contract for programming services could be adversely affected and in any event it will lose subscribers who can then receive pirated signals.

GOVERNMENT REGULATIONS MAY ADVERSELY AFFECT NASPERS' ABILITY TO CONDUCT ITS BUSINESSES AND GENERATE OPERATING PROFITS

          Pay-television, internet and other media operations are generally subject to governmental regulation in the countries in which Naspers operates. In these industries, governmental regulation can take the form of price controls, service requirements, programming content restrictions, ownership restrictions, licensing requirements and restrictions on the amount of fees paid for advertising. Delays in obtaining or renewing any necessary regulatory approvals could adversely affect Naspers' ability to offer some of or all its services. In most of the countries in which Naspers conducts its pay-television businesses, it operates under licenses obtained from governmental or quasi governmental agencies. These licenses are subject to periodic renewal, and Naspers cannot assure you that they will be renewed on terms as favorable as the existing licenses or at all. Naspers cannot assure you that adverse changes in the regulatory framework of any country in which Naspers operates will not occur in the short or long term. South Africa, Thailand and Greece have relatively new media and competition laws, and the relevant regulatory authorities may increase their regulation of Naspers' businesses in these countries.

Naspers cannot predict the likely impact that any such action by applicable competition and regulatory authorities could have on the operation of its businesses. In addition, there are several legislative proposals and other initiatives underway in all markets that could materially impact how Naspers conducts its business.

FAILURE TO MAINTAIN NASPERS' RELATIONSHIPS WITH ITS PARTNERS, SUPPLIERS AND LOCAL GOVERNMENTS COULD DISRUPT NASPERS' BUSINESSES

          Many of Naspers' operations have been developed in cooperation or partnership with key parties. With regard to these operations, Naspers is dependent on its partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits. Any failure by Naspers to form alliances with such partners, or the disruption of existing alliances, could adversely affect Naspers' ability to penetrate and compete successfully in many important markets. Naspers' businesses are dependent on their relationships with international suppliers, including major film studios (as discussed above) and book publishers.

          Some of Naspers' businesses may also be vulnerable to local governmental or quasi governmental entities or other third parties who wish to renegotiate the terms and conditions of their agreements or other understandings with Naspers or who wish to terminate these agreements or understandings. Adverse developments with respect to Naspers' relationships with its partners or with local governmental or quasi governmental entities could adversely affect Naspers' business strategy and results of operations in important markets.

CONSOLIDATION IN THE MARKETS IN WHICH NASPERS OPERATES COULD PLACE IT AT A COMPETITIVE DISADVANTAGE

          Some of the markets in which Naspers operates have experienced consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new valuation methods, business models and strategies. Naspers cannot predict the extent to which these types of business combinations may continue to occur in the future or the success that these combined businesses may achieve. The on-going consolidation could potentially place Naspers at a competitive disadvantage with respect to scale, resources and its ability to develop and exploit new media technologies.

NASPERS' INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATELY PROTECTED UNDER CURRENT LAWS IN SOME JURISDICTIONS, WHICH MAY ADVERSELY AFFECT ITS RESULTS AND ABILITY TO GROW

          Naspers' products are largely comprised of intellectual property content delivered through a variety of media, including magazines, newspapers, books, television and the internet. Naspers relies on trademark, copyright, trade secret and other intellectual property laws and employee and third party non-disclosure agreements to establish and protect its proprietary rights in these products. Naspers conducts business in some countries where the extent of the legal protection for its intellectual property rights is not well-established or is uncertain.

          Even where the legal protection for Naspers' intellectual property rights is well-established, Naspers cannot assure you that its intellectual property rights will not be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from Naspers' intellectual property rights without its authorization. The lack of internet specific legislation relating to trademark and copyright protection creates a further challenge for Naspers to protect content delivered through the internet and electronic platforms. If unauthorized copying or misuse of Naspers' products were to occur to any substantial degree, Naspers' business and results of operations could be adversely affected. Litigation may be necessary to protect Naspers' intellectual property rights, which could result in substantial costs and the diversion of Naspers' efforts away from operating its business.

LEGAL CLAIMS IN CONNECTION WITH CONTENT THAT NASPERS DISTRIBUTES MAY REQUIRE NASPERS TO INCUR SIGNIFICANT COSTS OR TO ENTER INTO ROYALTY OR LICENSING AGREEMENTS, WHICH COULD ADVERSELY AFFECT NASPERS' COMPETITIVE POSITION

          The content Naspers makes available to customers through its publishing, pay-television and internet businesses could result in claims against it based on a variety of grounds, including defamation, negligence, copyright or trademark infringement or obscenity. In particular, Naspers expects that software developers will increasingly be subject to claims asserting the infringement of other parties' proprietary rights as the number of products and competitors providing software and services increases.

          Any such claim, with or without merit, could result in costly litigation or might require Naspers to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to Naspers or they may not be available at all. As a result of infringement claims, a court could also issue an injunction preventing the distribution of certain products. Naspers may incur significant costs defending these claims.

RISKS RELATING TO THE CLASS N ORDINARY SHARES AND NASPERS ADSs

EXISTING CLASS A ORDINARY SHARES OF NASPERS HAVE MORE VOTING RIGHTS THAN, AND A LIQUIDATION PREFERENCE OVER, THE CLASS N ORDINARY SHARES AND ADSS OF NASPERS

          Naspers' issued capital consists of 712,131 Class A ordinary shares and 296,816,639 Class N ordinary shares. The Class N ordinary shares are listed on the JSE Securities Exchange South Africa and on a poll carry one vote per share. The Class A ordinary shares are not listed on any stock exchange and on a poll carry 1,000 votes per share. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 53.79% of the Class A ordinary shares, which carry approximately 37.97% of the total voting rights in respect of Naspers' ordinary shares. Keeromstraat 30 Beleggings Limited holds 26.16% of the Class A ordinary shares. The members of the board of directors of Naspers also are the members of the boards of directors of Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited. As a result, the controlling shareholders and these directors significantly influence the outcome of any action requiring approval of shareholders, including amendments to Naspers' memorandum and articles of association for any purpose, the issuance of additional Class A or Class N ordinary shares, and mergers and other business combinations. If the interests of Naspers' controlling shareholders and directors diverge from your interests, they may be in a position to cause or require Naspers to act in a way that is inconsistent with the general interests of holders of Class N ordinary shares.

          If Naspers is liquidated, holders of Class A ordinary shares will be paid the nominal value of such shares before any payment is made to holders of Class N ordinary shares or ADSs. Based on the outstanding
Class A ordinary shares, this amounted to about Rand 14.2 million as of March 31, 2003.

SOUTH AFRICAN COMPANY LAW, RESOLUTIONS PASSED BY NASPERS' SHAREHOLDERS AND THE LOWER VOTING RIGHTS OF THE CLASS N ORDINARY SHARES RELATIVE TO CLASS A ORDINARY SHARES COULD DETER A CHANGE IN CONTROL AND MAY ADVERSELY AFFECT NASPERS' SHARE PRICE

          Some of the provisions of the South African Companies Act, 1973 and some of the resolutions passed annually by Naspers' shareholders in general meeting may discourage attempts by other companies to acquire Naspers, which could reduce the market value of Class N ordinary shares and ADSs. The Companies Act requires that 75% of the total votes exercisable by all shareholders at a meeting (subject to a quorum of shareholders holding at least 25% of the total number of votes present, in person or by proxy, at the meeting) approve changes to certain provisions of Naspers' memorandum and articles of association. In addition, Naspers' shareholders in general meeting may annually pass resolutions that authorize Naspers' board of directors to issue certain Class N ordinary shares and certain Class A ordinary shares without the specific approval of the holders of Class N ordinary shares.

          The lower voting rights of the Class N ordinary shares relative to Class A ordinary shares could prevent or hinder a merger, takeover or other business combination involving Naspers or discourage a potential acquirer from otherwise attempting to obtain control of Naspers.

YOUR ABILITY TO SELL A SUBSTANTIAL NUMBER OF CLASS N ORDINARY SHARES OR ADSS MAY BE RESTRICTED BY THE LIQUIDITY OF SHARES TRADED ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA OR NASDAQ

          The only trading market for Class N ordinary shares is the JSE Securities Exchange South Africa. Historically, trading volumes and the liquidity of shares traded on the JSE Securities Exchange South Africa have been low in comparison with some other markets. The only trading market for Naspers ADSs is the Nasdaq National Market ("Nasdaq"). Trading volumes of Naspers ADSs traded on Nasdaq have also been low. As a result, the ability of a holder to sell a substantial number of Class N ordinary shares on the JSE Securities Exchange South Africa or ADSs on Nasdaq in a timely manner may be restricted. From July 1,

2002 through June 30, 2003, 197.6 million Class N ordinary shares (66.6% of the total issued) were traded on the JSE Securities Exchange South Africa and 1.9 million ADSs were traded on Nasdaq.

ITEM 4.  INFORMATION ON THE COMPANY


4.A.     HISTORY AND DEVELOPMENT

          Naspers was incorporated in Cape Town on May 12, 1915 under the laws of the then Union of South Africa as a public limited liability company. Naspers conducts its operations primarily through its subsidiaries and other affiliates. Its principal executive offices are located at 40 Heerengracht, Cape Town, 8001, South Africa (telephone: +27 21 406 2121).
          Naspers started as a printer and publisher of a daily newspaper in 1915. In 1916 it expanded its business by publishing its first magazine and in 1918 its book publishing operations were founded. Naspers' print media operations developed to such an extent over the years that Naspers is now one of the leading media groups in Africa.

          With the advent of electronic media in the 1980s, Naspers expanded its activities to incorporate pay-TV and later internet media platforms. In 1985, Naspers and several other South African media companies formed an electronic pay-media business, M-Net. M-Net was listed on the JSE Securities Exchange South Africa in 1990. In October 1993, M-Net was divided into two companies. The subscriber management, signal distribution and cellular telephone businesses, together with a holding in FilmNet (a pay-television operator in Europe) were placed into a new company called MultiChoice Limited (later named MIH Holdings Limited).

          In 1995, Richemont S.A. and MultiChoice Limited merged their global pay-television operations, including the interest in FilmNet, MultiChoice's operations in Africa, and Richemont's interest in Telepiu, into a single venture called NetHold B.V., which MultiChoice held through its subsidiary, MIH Limited. In March 1997, MIH Limited and Richemont merged most of NetHold's assets with Canal+, the French based pay-television operator. However, MIH Limited retained NetHold's African, Mediterranean and Middle East pay-television businesses and acquired 49% of Irdeto Access from Canal+. MIH Limited also received a small interest in Canal+. MIH Limited subsequently sold its interest in Canal+ to fund its expansion plans, including the purchase of the remainder of Irdeto Access from Canal+, the purchase of a 31.1% interest in the Thai pay-television operator UBC and the purchase of a 44.5% interest in OpenTV. OpenTV and MIH Limited were listed on the Nasdaq National Market in 1999. In August 2002, MIH Limited sold its stake in OpenTV.

          In 1997, MIH Limited purchased a South African internet service provider and renamed it M-Web Holdings. In March 1998, M-Web Holdings was spun off as a listed entity on the JSE Securities Exchange South Africa. It was subsequently delisted, and Naspers now holds 100% of the economic interest in the company.

          In January 2000, Naspers merged its existing private education business with another leading private education service provider. Educor Limited was formed and it is currently one of the leading private education providers in South Africa. During 2000, Naspers also organized and branded its print media businesses under the Media24 umbrella.

          In December 2002, Naspers conducted a reorganization, pursuant to which the minority interests in MIH Holdings and MIH Limited were swapped for shares in Naspers itself. Holders of MIH Limited shares resident in any country other than South Africa received their interest in Naspers shares in the form of Naspers ADSs. MIH Holdings shares were delisted from the JSE Securities Exchange South Africa and MIH Limited's shares were delisted from Nasdaq. At the same time, Naspers' ADSs were listed on Nasdaq.

          For information on Naspers' principal investments and capital expenditures and divestitures, see the description of Naspers' business in "Item 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects".

4.B.     BUSINESS OVERVIEW

                                   OVERVIEW

          Naspers is a multinational media company with its principal operations in pay-television and internet subscriber platforms, print media, book publishing, private education and technology markets. Naspers' most significant operations are located in South Africa, where it generates approximately 64.1% of its revenues, with other significant operations located elsewhere in Africa, Greece, Cyprus, the Netherlands and Asia. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books. Many of Naspers' businesses hold leading market positions, and Naspers capitalizes on these strong positions when expanding into new markets.

          Naspers' business comprises five core segments:

SUBSCRIBER PLATFORMS

          The subscriber platforms segment comprises pay-television and internet activities and is operated mostly through MIH Holdings. MIH Holdings owns or operates subscriber platforms in Africa, Greece, Cyprus, Thailand and China. This segment also encompasses the internet activities of Media24 and Nasboek, most notably Media24 Digital and Kalahari.net. This segment contributed approximately 64.6% to Naspers' total revenue in fiscal 2003.

PRINT MEDIA

          Media24 encompasses the newspaper and magazine publishing and printing interests of Naspers. Media24 is the largest publisher of magazines, one of the largest publishers of newspapers and the largest printer and distributor of magazines and related products in Africa. This segment contributed approximately 21.3% to Naspers' total revenue in fiscal 2003.

TECHNOLOGY

          Irdeto Access provides content protection technologies to 91 operators in more than 37 countries worldwide. Its products enable pay-media operators to encrypt and decrypt their broadcast or multicast signals. This process controls subscriber access to content, services and events across all media platforms, including digital television and internet protocol streaming media. Naspers' subsidiary Entriq Inc. offers products and services to fill the traditional needs of pay media clients while guiding them into broadband and attracting the business of new broadband-specific players. This segment contributed approximately 3.5% to Naspers' total revenue in fiscal 2003.

BOOK PUBLISHING

          Naspers' book publishing activities are conducted through Nasboek. Nasboek is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening, and viewing products in various formats. Nasboek publishes an extensive portfolio of fiction, non-fiction, reference, academic education (school), religious and illustrated works. This segment contributed approximately 5.6% to Naspers' total revenue in fiscal 2003.

PRIVATE EDUCATION

          Educor is a leading provider of private education in Africa. It offers face-to-face full-time, part-time and block release programs, as well as e-learning and distance learning education and training programs at its campuses and training centers across South Africa. These services are available for distance, secondary and higher education learning and corporate training. This segment contributed approximately 5.0% to Naspers' total revenue in fiscal 2003.

STRATEGY

          Naspers focuses on media businesses in growing markets in which it has or can attain strong, sustainable market positions. Naspers uses content, brands and distribution channels from existing businesses to grow businesses in other markets and to develop new businesses. Naspers has integrated the internet into each of its businesses to better reach and retain customers and increase the value of its content. Naspers' key objectives are as follows:

     o INVESTMENTS AND TECHNOLOGY. Naspers has made substantial investments in recent years to upgrade and enhance its subscriber platforms and has deployed the latest technology whenever feasible. Naspers intends to consolidate the leading positions it holds in many markets and to expand into new ones. Most of Naspers' pay-television platforms offer digital subscriptions and feature interactive or enhanced services. Naspers has expanded its printing facilities by investing heavily in advanced printing and related facilities. Additional newspaper and magazine titles have been launched or acquired when market opportunities present themselves. Naspers also has launched several internet related businesses.

     o BUILD ITS DIGITAL SUBSCRIBER BASE. Naspers seeks to continue to expand MIH Holdings' digital pay-television subscriber base, both by converting its current analog customers to the digital service and by gaining new digital customers. MIH Holdings offers subscribers exclusive movie and sports programming, and is adding interactive services to its bouquets (the term used to describe the channels offered by a pay-television provider on a given platform). MIH Holdings is familiar with and experienced in its local markets and has strong studio relationships and brand awareness.

     o GROW INTERNET BUSINESSES. Naspers intends, by offering attractive content and superior service, to grow M-Web Holdings as an internet service provider and content portal in Africa. Naspers is also focused on e-commerce opportunities and on developing ISP operations in other sub-Saharan nations besides South Africa. Naspers is capitalizing on the experience it acquired through its African internet operation by applying its knowledge to the development of its positions elsewhere to become a leading player in the markets it enters. Naspers also has an interest in the operations of China's leading instant messaging platform. It will continue to grow and develop such interest in China and elsewhere.

          Naspers' print media and book publishing businesses are using their core competencies to create new business opportunities over the internet.

     o CROSS PROMOTION AND PLATFORM LEVERAGE. Advances in television, the internet and wireless technologies have created opportunities to build value through the provision of on-line and interactive services. Naspers' pay-television and internet operations have overlapping functions which will move closer together and will provide cross promotional opportunities. Media24 is establishing niche internet businesses which draw on its existing newspaper and magazine content. This content and these services are then made available to consumers via the M-Web platform in South Africa. Nasboek is also building on-line communities to create new revenue streams for its publishing content.

     o MAINTAIN LOCAL APPROACH. Naspers has a track record of establishing businesses in developing markets such as Africa, the Mediterranean and Southeast Asia. Naspers believes that an important component of its success in these markets is its emphasis on taking a local approach. This may involve employing local partners and management teams and incorporating linguistically and culturally tailored local content in its service offerings. Naspers' strategy is to continue to take a local approach to content as it expands its pay-television and internet businesses.

      o PROVIDE HIGH-QUALITY SERVICE. Naspers views its subscriber platform business primarily as a service business and, accordingly, places great emphasis on providing quality customer service. Naspers believes that this helps build customer loyalty and reduce "churn", a term used to describe customer turnover or subscriber loss. Naspers seeks to achieve high-quality customer service by operating service centers and utilizing advanced computer systems, which allow customer service representatives to address customer concerns more quickly.


                                   SEGMENTS

          Naspers' business is comprised of five core segments. The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period for Naspers' core business segments for the last three fiscal years:


                                                  Revenue (R'm except percentages)
                                            2003                             2002                             2001
                               -----------------------------      --------------------------------      -------------------
                                           % of    % change                  % of        % change                    % of
                                 R'm    revenues   from 2002        R'm    revenues      from 2001        R'm      revenues
                               -------  --------   ---------      -------  --------      ---------      -------    --------

Subscriber Platforms
   --Pay TV                    6,328        56.6        13.2      5,591        56.8           22.7      4,558          55.1
   --Internet                    894         8.0        63.5        547         5.6           33.1        411           5.0
Print Media                    2,387        21.3        13.6      2,102        21.4            9.4      1,922          23.3
Technology                       391         3.5      (17.7)        475         4.8           24.0        383           4.6
Book Publishing                  631         5.6         3.5        610         6.2           11.9        545           6.6
Private Education                553         5.0         8.2        511         5.2           14.3        447           5.4
Corporate services                 2           -         100          1          --             --         --            --


     The following table shows operating profit/(loss) and the percentage change in operating profit/loss from the prior period for Naspers' core business segments for the last three fiscal years:


                                     Operating profit/(loss)       (R'm except percentages)
                                                 2003                       2002                   2001
                                   ---------------------------     -----------------------      ----------
                                                 % change from               % change from
                                     R'm                  2002       R'm              2001          R'm
                                   -------       -------------     -------   -------------      ----------
Subscriber Platforms
   --Pay TV....................     230               66.5           138          56.8              88
   --Internet..................    (452)              39.9          (753)          2.2            (770)
Print Media....................     289                7.8           268           9.8             244
Technology.....................      14              (71.6)           49         (50.5)             99
Book Publishing................     (24)                --            20          33.3              15
Private Education..............      (7)             (33.6)          (11)           --               7
Corporate services.............     (19)             (46.9)          (13)        (18.2)            (11)


          The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period by geographic market for the last three fiscal years:


                                                  Revenue (R'm except percentages)
                                       2003                                  2002                          2001
                         ----------------------------------    ----------------------------------   --------------------
                                      % of        % change                 % of         % change                % of
                           R'm        revenues    from 2002      R'm       revenues     from 2001     R'm       revenues
                         -------      --------    ---------    -------     --------     ---------   -------     --------

South Africa......         7,176        64.1          6.2       6,759         68.7        12.4       6,015         72.8
Rest of Africa....         1,909        17.1         54.8       1,233         12.4        62.5         759          9.2
Mediterranean.....         1,398        12.5          9.0       1,283         13.1        16.8       1,098         13.3
Asia                         494         4.4         81.5         272          2.8        61.9         168          2.0
United States.....            30         0.3        (46.3)         56          0.6        16.7          48          0.6
Other                        180         1.6        (22.6)        233          2.4        30.9         178          2.1


SUBSCRIBER PLATFORMS

OVERVIEW

          The subscriber platforms segment comprises pay-television platforms, internet operations and instant messaging services and is mostly operated through MIH Holdings. These businesses do not all develop at the same rate and are at varying stages of growth. The internet is already providing much of the content and services that are available through interactive enabled television sets and mobile devices and will effectively become a backbone to the delivery of the services. The subscriber platform activities are conducted through various subsidiaries, joint ventures and associated companies primarily in Africa, Greece, Cyprus, Thailand and China.

PAY-TELEVISION

          The following table sets out the services offered and subscriber numbers for the group's pay-television subsidiaries and joint ventures by region and service:


                                                               Subscribers as
                                                                at March 31,
                   Launch Date   Service                           2003
                   -----------  ----------                     --------------
AFRICA
South Africa           1986     M-Net (analog)                    365,825
                       1995     DStv (digital)                    678,966
Sub-Saharan Africa     1991     M-Net (analog)                     15,409
                       1996     DStv (digital)                    244,994

MEDITERRANEAN
Greece                 1994     FilmNet/SuperSport (analog)       115,985
                       1999     NOVA (digital)                    139,748
Cyprus                 1993     LTV (analog)                       54,436
ASIA
Thailand               1995     UBC Cable (analog)                145,687
                       1995     UBC Satellite (digital)           291,902
------------

          From the fiscal year ended March 31, 1999 to the fiscal year ended March 31, 2003, the group increased the total number of subscribers under management from 1,864,053 to 2,052,952. Over the same period, the group's digital subscribers as a percentage of its total subscribers increased from 27% to 66%. During the fiscal year ended March 31, 2003, the digital subscriber base of the group's television platforms increased by 199,046 subscribers to 1,355,610 subscribers. This represents digital subscriber growth of 17%. The group continues to migrate subscribers from the analog to the higher revenue and higher margin digital service. The South African pay-television market is relatively mature, and the group does not expect to increase the total number of subscribers. The group's pay-television operators have experienced higher levels of subscriber churn during the past fiscal year, partly as a result of general economic pressures.

          The following table shows the growth of subscribers in each of the group's markets:



                                                                    March 31,

                                              2003      2002       2001       2000       1999    CAGR(1)
                                            --------  --------   --------   --------   --------  -------
SUBSCRIBERS (THOUSANDS)
AFRICA
South Africa                                 1,045     1,057      1,060      1,088      1,073      -0.7%
Sub-Saharan Africa                             260       224        180        155        140      16.7%
Total Africa                                 1,305     1,281      1,240      1,243      1,213       1.8%
MEDITERRANEAN
Greece                                         256       265        334        307        316      -5.1%
Cyprus                                          54        52         51         43         35      11.8%
Total Mediterranean(2)                         310       317        385        350        351      -3.0%
ASIA
Thailand                                       438       413        382        333        300       9.9%
                                            ------    ------     ------     ------     ------      -----
Total Subscribers                            2,053     2,011      2,007      1,926      1,864       2.4%
                                            ======    ======     ======     ======     ======      =====
___________

(1)  Compounded annual growth rate calculated from March 31, 1999 until March 31, 2003.

(2)  NetMed's Greek subscriber numbers at March 31, 2000 reflect NetMed's policy change, effective as of September 30, 1999, of moving the disconnect date for subscribers whose billing is in arrears forward by one day from the first day of the month to the last day of the previous month. Without giving effect to this policy change, NetMed's Greek subscriber numbers at March 31,
     2000 would have been reported as 332,117.



AFRICA

          The African business is operated through MultiChoice Africa (Proprietary) Limited ("MultiChoice South Africa"), and MultiChoice Africa Limited (MultiChoice Africa), indirect wholly owned subsidiaries of Naspers Limited. The African business provides television and subscriber management services in 49 countries throughout Africa and the adjacent Indian Ocean islands. The group has ownership interests through MultiChoice South Africa and MultiChoice Africa, in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In many other African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa's subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a minor portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

          The television service consists of terrestrial analog networks as well as direct-to-home digital satellite television (DStv) bouquets on three separate satellites: W4 Ku Band, PAS 10 C Band and PAS 7 Ku Band.

SOUTH AFRICA

          MultiChoice South Africa offers a customized M-Net premium analog terrestrial channel consisting of premium sport and movies. In addition the digital bouquet consists of 54 video channels, 7 data channels and 56 audio channels. Among the most popular with viewers are M-Net (Africa's premier pay-television channel), SuperSport, Movie Magic, kykNET (an Afrikaans language channel), Discovery Channel and National Geographic Channel. During the fiscal year ended March 31, 2003, enhancements to the DStv bouquet in South Africa included an interactive service (with t-mail), a Dual View set-top box (which allows for the simultaneous viewing of two different digital channels in one household) and Playjam games. These enhancements are aimed at providing more useful services to subscribers and at reducing churn.

          MultiChoice South Africa's aggregate subscriber base in South Africa as of March 31, 2003 was 1,044,791 subscribers, a slight decline from 1,057,159 subscribers at March 31, 2002. The digital subscriber base in South Africa grew by 88,257 subscribers during the last fiscal year (from 590,709 to 678,966 subscribers) and as of March 31, 2003 accounted for 65% of the total number of pay-television subscribers in South Africa. This growth has established a solid platform for the rollout of interactive services, or "iTV". The analog base declined to 365,825 subscribers during the same period, primarily due to subscribers upgrading from the analog to the digital platform. As of March 31, 2003, MultiChoice South Africa's subscriber base represented approximately 14% of South Africa's television households.

          South Africa is Africa's largest economy, has a population of some 46 million people, and is Africa's third largest television market, with some
6.5 million TV households. The South African market is relatively mature. Although the overall subscriber base is not expected to increase, MultiChoice South Africa does expect to continue to migrate subscribers from the analog service to the higher margin digital service.

          The associated companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net is a publicly traded South African company that provides the premium entertainment channels carried by MultiChoice on its pay-television platforms in Africa. SuperSport International (SuperSport's holding company) is also a publicly traded South African company that provides the sports channels carried by MultiChoice on its pay-television systems in Africa. The shares of SuperSport International and M-Net are linked and trade together on the JSE Securities Exchange South Africa. Naspers owns 54.1% of M-Net and SuperSport International, but does not consolidate these companies.

          M-Net has output deals with film and television studios, enabling it to screen the best of quality movies, series and miniseries. M-Net compiles ten channels for broadcast on the KU-band in Southern Africa, eight of which also are transmitted to viewers in the rest of Africa via C-band and W4 KU-band.

          SuperSport produces three 24-hour-a-day channels for DStv, covering more than 100 different genres of sport. Recently, SuperSport created a new pan-African sports channel, focusing mainly on soccer. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international cricket, rugby, golf and tennis was also offered on other SuperSport channels. The SuperSport Zone channel provides information, live scores and statistics on specific sporting events.

          MultiChoice South Africa services its South African subscriber base through its customer care and billing center in Johannesburg and branches in Durban and Cape Town. The center in Johannesburg provides customers with walk-in and telephone service, and the branches provide customers with walk-in service.

          The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to MultiChoice South Africa's customers' homes, where it is received by an antenna and decrypted by a set-top box. A Panamsat satellite transmits the digital satellite signal. MultiChoice Africa leases 8 KU-band transponders on this satellite, and its uplink facilities are provided by Orbicom (Pty) Limited and British Telecom (KU-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27-inch (or 90 cm), or smaller, ground dishes). Digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. MultiChoice utilizes the Irdeto Access encryption and set-top box technology for both its analog and digital platforms.

          During the year ended March 31, 2003, MultiChoice South Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 2.4% on its analog subscriber base and 0.76% on its digital subscriber base. This compares to an average monthly net churn of approximately 1.7% on its analog subscriber base and 0.95% on its digital subscriber base during the 2002 fiscal year. The decrease in the digital churn rate is the result of a focused subscriber retention campaign. The net churn for the analog subscriber base included customers who upgraded to digital service. Excluding subscribers who migrated to the digital service, the average monthly analog net churn equaled 1.36% for fiscal year 2003.

          MultiChoice South Africa bills its subscribers monthly, in advance, in South African Rand. The following table sets forth certain pricing information for the South African businesses:


                                    Subscribers                     Monthly             Equipment Price(1)
                                      March 31,               Subscription Price             Purchase
                             --------------------------       -------------------       -------------------
                             2003      2002        2001         Rand     U.S.$(3)         Rand     U.S.$(3)
                             ----      ----        ----       --------   --------       --------   --------
                                      (thousands)
Analog                        366       466         558         199.90      20.88           499       52.13
Digital                       679       591         502         360.00(2)   37.61         2,250      234.96
___________

(1)  Includes price of satellite receiver in the case of digital service.

(2)  Includes price increase that occurred in April 2003.

(3)  Converted at average exchange rate for the year ended March 31, 2003
     (U.S. $1 = Rand 9.572)



SUB-SAHARAN AFRICA

          The group offers terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures and agents. MultiChoice Africa offers many of the same premium channels in Sub-Saharan Africa as MultiChoice South Africa offers in South Africa, including those broadcasting exclusive premium films and popular sports. MultiChoice Africa's analog service transmits a customized M-Net and SuperSport channel, which features exclusive movies and sports and other programming, to five African countries through subsidiaries and joint ventures. MultiChoice Africa's digital service features 28 audio channels, 9 data channels and 41 video channels on PAS 10 C-Band and 28 audio channels, 12 data channels and 51 video channels on W4 KU-Band, including the customized M-Net channel and many major international network channels. Both satellites together transmit to 49 countries in Sub-Saharan Africa, and adjacent islands. As of March 31, 2003, MultiChoice Africa and its subsidiaries and joint ventures had 15,409 Sub-Saharan African subscribers to its terrestrial analog service and 244,994 Sub-Saharan African subscribers to its DStv digital satellite service, compared to 21,418 analog and 202,261 digital subscribers as of March 31, 2002.

          The marketing efforts of MultiChoice Africa's Sub-Saharan pay-television business are focused on the major cities in each of the countries served on the basis that households in these major metropolitan areas are more likely to be able to afford its services than rural households. As in South Africa, targeting digital and analog services to market sectors with different economic demographics is likely to increase MultiChoice Africa's overall subscriber base and encourage analog subscribers to upgrade to the digital service in the future.

          In each Sub-Saharan African market, MultiChoice Africa generally bills its customers in U.S. dollars or U.S. dollar equivalents. During the year ended March 31, 2003, its Sub-Saharan African operations experienced an average monthly net churn of approximately 2.8% on the analog subscriber base and approximately 1.41% on the digital subscriber base, as compared to average monthly net churn of approximately 1.4% on the analog subscriber base and approximately 1.08% on the digital subscriber base for the 2002 fiscal year. The higher than normal analog churn is mainly due to the closure of some analog transmission networks and upgrades to the digital services.

          The following table sets out certain pricing information for MultiChoice Africa's Sub-Saharan African businesses:


                                               Subscribers               Monthly
                                                 March 31,             Subscription     Equipment
                                     2003         2002       2001        Price(1)(3)     Price(2)(3)
                                     ----         ----       ----      -------------    ------------
                                              (thousands)
Analog                                15            21         29      U.S. $32.00      U.S. $140
Digital                              245           202        152      U.S. $49.50      U.S. $350
___________


(1) Represents the average price across all of MultiChoice Africa's Sub-Saharan African businesses.

(2) Includes the price of the satellite receiver in the case of digital service.

(3) Converted at average exchange rate for the year ended March 31, 2003 (U.S. $1 = Rand 9.572)

          MultiChoice Africa delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in five countries. These stations are generally owned in partnership with a local partner or franchisee in each country and relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. When received by a customer, a decoder in a set-top box decrypts the signal and provides it to the customer's television. MultiChoice is systematically shutting down its analog terrestrial networks on a country by country basis as more and more analog subscribers migrate to digital, making the terrestrial analog networks uneconomic on a selective basis.

          MultiChoice Africa's digital service is transmitted direct-to-home, on PAS10 C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz) and Eutelsat's W4 KU-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa utilizes the Irdeto Access encryption and set-top box technology for both its analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted programming.

EGYPT

          MultiChoice Egypt was liquidated with effect from March 31, 2002. The remaining assets of MultiChoice Egypt were sold to Cable Network Egypt (CNE) in consideration for shares in CNE being issued to MultiChoice Africa. As of March 31, 2003, MultiChoice Africa owned 16.5% of CNE and 16.5% of Nile Communications Networks (NCN), in Egypt.

MEDITERRANEAN

          Naspers offers terrestrial analog and digital pay-television services in Greece and a terrestrial analog service in Cyprus through its subsidiary NetMed NV ("NetMed"). An agreement was reached on June 19, 2003, pursuant to which Teletypos S.A. and its subsidiaries ("Teletypos") exchanged their equity interest in MultiChoice Hellas SA, a subsidiary of NetMed, in return for approximately euro 6.6 million in cash and a 12.8% equity interest in NetMed ("the Teletypos transaction"). Subject to completion of the Teletypos transaction, the group will own 74.6% of NetMed. Global Capital Investors II LP, an investment fund managed by Global Finance SA, will own 8.4% of NetMed, Antenna Pay-TV Limited, a subsidiary of Antenna SA, will own 4.2% of NetMed, and Teletypos will own 12.8% of NetMed.

          On July 26, 2002, NetMed, Myriad International Holdings BV ("Myriad") and Fidelity Management S.A. ("Fidelity"), among others, entered into a share subscription agreement, a share sale agreement, a shareholders agreement and a letter of guarantee, and on September 13, 2002, related parties entered into a subscriber conversion agreement, the collective effect of which was that Fidelity agreed to acquire a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment of an amount which was to be calculated with reference to the value of a subscriber base to be transferred to NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and Myriad believed that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. For more information on this and related proceedings, please see "Item 8.A. Financial Information--Legal Proceedings".

          NetMed manages its Mediterranean pay-television business through the following operating subsidiaries:

o MultiChoice Hellas SA and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. Subject to completion of the Teletypos transaction, NetMed, through Myriad Development B.V., will control 95% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held as to 5% by Lumiere Television Limited. NetMed owns 69.04% of MultiChoice Cyprus Holdings Limited and the remaining 30.96% is held by Lumiere Television. MultiChoice Cyprus Holdings owns 50.9% of MultiChoice Cyprus, a company listed on the Cypriot Stock Exchange and the remaining shares are publicly held.

o NetMed, directly and indirectly through its subsidiary, Myriad Development BV, owns 100% of NetMed Hellas. NetMed Hellas operates the FilmNet and SuperSport premium pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus.

o Synergistic Network Development S.A. is 100% owned by NetMed and is responsible for signal transmission and distribution.

          NetMed's analog service consists of three channels; FilmNet, SuperSport and Fox Kids transmitted on two analog frequencies. FilmNet provides a combination of exclusive, first run movies, along with some original and imported series. SuperSport features exclusive sporting events. NetMed's Greek digital satellite service, Nova, offers 25 channels in Greek and more than 250 other European channels. The Greek language channels that are included in the Nova service (such as FilmNet, SuperSport and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, MGM, TCM, National Geographic and Animal Planet.

          Greece has a population of approximately 10.9 million people and approximately 3.5 million television households, giving NetMed's pay-television services a market penetration of approximately 9% of television households.

          The total number of pay-television subscribers for the Mediterranean region was 310,169 households for the 2003 fiscal year, down from 317,725 in the 2002 fiscal year. During the year ended March 31, 2003, the analog base in Greece declined by 48,935 to 115,985 households, while Nova (the digital television service) maintained its leading position in the region by adding 39,435 digital subscribers to end the year having 139,748 subscribers. As of March 31, 2003, NetMed had 54,436 subscribers in Cyprus.

          The decline in Greek subscribers in 2003 was caused by market confusion as a result of the launch and subsequent liquidation of a new competing pay-television service in Greece and the subsequent take up of the majority of the Greek football rights by a related free TV station. In October 2001, Alpha Digital Synthesis S.A. ("Alpha Digital") entered the pay-television market in Greece and launched a 20-channel pay-television service. In September 2002, Alpha Digital went into liquidation leaving NetMed as the only pay TV operator in Greece. However, NetMed's subscriber numbers did not recover when the commercial TV company, Alpha Satellite TV S.A. ("AST"), took over and contracted with the majority of A Division Greek football teams. See "--Competitors and Competitive Position" for more information.

          During the fiscal year ended March 31, 2003, NetMed experienced an average monthly net churn of approximately 1.47% on its total subscriber base. NetMed believes that this increase in net churn was largely attributable to the majority of Greek football being on free TV.

          NetMed markets the Nova service as an upscale alternative to the premium analog package, and it expects the majority of the growth in its digital platform to come from subscribers that upgrade from the analog service. Through March 31, 2003, approximately 26% of the digital subscriber base comprises analog subscribers who have converted to the digital service.

          NetMed has concluded a number of long-term agreements for sports and film rights. However, the main sports property for pay TV, Greek league football, remained in disarray in fiscal 2003 due to the liquidation of Alpha Digital and the consequent reduction in TV rights revenues of football teams. NetMed has retained the rights to 6 A Division teams in 2003. The inflation of sports rights fees continued in fiscal 2003 mainly due to the historical competitive environment with Alpha Digital and the higher than market rates paid for the free TV rights of these teams by AST. With the bulk of Greek League football on free TV, NetMed's subscriber growth was negatively impacted and churn increased.

          At this time, NetMed holds the rights to 8 of the 16 A Division teams for 2004, including three of the top teams. The recovery of football rights by NetMed on the right terms and at acceptable prices remains uncertain. The financial status of several

Greek soccer teams remains unstable and consequently the stability of the league itself is uncertain. Presently, NetMed remains in court with one of the A Division teams to recover the TV rights to the team's games.

THAILAND

          The group has a joint venture interest in United Broadcasting Corporation Public Company Limited, or "UBC", the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, the group now owns 31.1% of UBC. UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC". The remaining shares in UBC are beneficially owned as to 22.9% by Telecom Holding Limited ("TH"), a subsidiary of Telecom Asia Public Company Limited ("TA"), 17.9% by Asia Multimedia Limited, a subsidiary of TH, 0.4% by the Mass Communications Organization of Thailand, which is one of the two primary media regulators in Thailand, and 27.7% by other private investors and the public.

          The joint venture arrangement under which UBC operates is governed by a shareholders agreement dated February 16, 1998, between the group and TH, together with two amendments to the agreement. The agreement establishes corporate governance procedures, provides for the financing of UBC, grants the group certain management rights, including the right to appoint the chief operating officer, and sets forth the other terms of the UBC joint venture. The agreement also imposes certain restrictions on the group's ability to transfer its interest in UBC to a third party.

          Both UBC's digital satellite and analog cable services provide the same 50 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels. Channels produced and shown on UBC's pay-television systems include UBC Asian Movies, InsidE, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, (which show programming tailored for Thai audiences, including favorite local sports such as Mua Thai boxing and Thai football), along with exclusive major international events. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and Hallmark; news channels such as CNN, BBC and CNBC; children's programs such as the Cartoon Network; infotainment channels such as Discovery, National Geographic and History Channel; and sports channels including ESPN and Star Sports. UBC secures the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market. A significant number of these "turn around" channel arrangements are done on an exclusive basis. In Naspers' other markets, exclusive rights to first-run movies are secured by the operating companies through their locally created movie channels. UBC also broadcasts major local free-to-air channels. Most programming on the UBC's pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

          For the year ended March 31, 2003, UBC's average monthly net churn was approximately 1.1%, as compared to 1.0% for the 2002 fiscal year. UBC has a strict policy of terminating the service of subscribers once they fall 30 days in arrears on their subscription payments. UBC both sells and rents set-top boxes to subscribers. Where the set-top boxes are rented, the cost is built into the connection fee and monthly charge. The group believes that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC's services.

          As of March 31, 2003, UBC had 437,589 total subscribers, consisting of 145,687 analog cable subscribers and 291,902 digital satellite subscribers, as compared to 413,028 total subscribers at March 31, 2002 (149,747 analog and 263,281 digital). Thailand has a population of approximately 61.1 million people, with approximately 15.4 million television households. There are many small, provincial cable systems now estimated at over 300, of which only 76 are officially licensed on annual licenses and the remainder are unlicensed. A substantial number of these operators are currently violating Thai law, including licensing requirements and copyright law, and increased pressure is being brought to bear against these illegal operators. Content providers have also filed complaints against these operators resulting in raids and confiscation of equipment by the Royal Thai Police. Taking into account the crackdown on illegal operators in Thailand and assuming the Thai government continues to take action against unlicensed operators and operators who violate Thai copyright law, the group believes that the co-ordinated marketing of UBC's analog cable and digital satellite services should result in increased subscriber growth.

          Subject to satisfactory tests being conducted on the cable analog network, UBC plans to digitize the network over a five-year period and anticipates that all new cable subscribers after October 1, 2003 will be digital cable subscribers.

          The following table sets out certain pricing information for the Thai business:



                        Subscribers
                         March 31,        Mini Package     Silver Package  Gold Package(1)   Rental Fee(2)       Up Front(3)
                    -------------------   --------------   --------------  ---------------  ---------------  -----------------
                    2003    2002   2001   Baht   U.S.$(4)  Baht  U.S.$(4)  Baht   U.S.$(4)   Baht  U.S.$(4)   Baht    U.S.$(4)
                    ----    ----   ----   ----   --------  ----  --------  -----  --------   ----- --------   -----   --------
                        (thousands)
Analog               146     150    151    389    9.07      768     17.90  1,252    29.2     97.00   2.26     11,000    256.41
Digital              291     263    232    N/A     N/A      768     17.90  1,252    29.2    155.00   3.61     11,000    256.41

-----------

(1) The price was increased by Baht 160 VAT inclusive effective May 1, 2003 on all packages.

(2)  Cable subscribers only pay a monthly rental fee if they joined after May
     1, 1998. Digital subscriber rental fees vary depending upon the date on which the subscriber joined the service.

(3) Includes installation fee, connection fee and refundable set-top box deposit.

(4)  Converted at closing exchange rate for the year ended March 31, 2003
     (U.S. $1=Thai Baht 42.9).


          UBC's digital satellite service is transmitted on a KU-band signal through the Thaicom 3 satellite. Subscribers receive their signal on a 60-90 cm satellite dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access's conditional access system and smart card technology.

          UBC Cable's transmission is delivered on hybrid coaxial fiber-optic cable lines over a dropwire into homes that utilize a set-top box to access the signal.

INTERNET

          Naspers' approach to the internet is to establish internet businesses and, in conducting such businesses, to draw on its existing strengths and areas of expertise. Despite the recent harsh revaluation across much of the internet sector, Naspers continues to regard internet technology as important. It has impacted traditional ways of doing business, including the relationship between clients and suppliers, and has transformed the competitive landscape in many industries. In particular, Naspers utilizes its existing assets to build strong subscriber platforms. Naspers believes in an "anytime, anywhere" philosophy, which enables its subscribers to access its content platforms via television, internet and wireless technologies. In the future, the group expects to deploy its expertise in order to manage interactive services.

SOUTH AFRICA

          Naspers conducts most of its internet business in South Africa through its indirect wholly owned subsidiary, M-Web Holdings. M-Web Holdings provides the infrastructure for MultiChoice South Africa's interactive platform.

          The South African internet market has consolidated rapidly since 1999. Currently there are approximately 2.8 million internet users and more than 600,000 dial-up subscriber homes. Growth in the dial-up internet market has slowed down dramatically with the universe of subscribers remaining at around 600,000 for the past 18 months. Broadband access is in its infancy and has not showed substantial growth over the last 12 months. Prior to February 2001, M-Web Holdings and Tiscali (previously World Online) dominated the ISP market. In March 2001, ABSA, one of the largest banking groups in South Africa, launched an ISP service, which attracted some 100,000 registrations. Tiscali's market share has remained unchanged over the last 12 months at an estimated 120,000 subscribers. Telkom SA, the incumbent telecommunications monopoly, has grown its ISP to approximately 130,000 subscribers.

          M-Web Holdings is the leading internet access provider in Africa. Its portals act as a showcase of the group's content and combine such content into a larger portal. M-Web Holdings had approximately 247,800 dial-up subscribers at March 31, 2003, which translates to an approximate 41% market share of the consumer dial-up internet market in South Africa.

          The following table summarizes subscriber numbers and subscription fees for M-Web Holdings' dial-up and web hosting services.


                                          Subscribers                   Monthly
                                           March 31,               Subscription Price
                                  --------------------------       -------------------------
                                  2003        2002      2001           Rand         U.S.$(1)
                                  ----        ----      ----           ----         --------
                                         (thousands)
Dial-up                          247.8       248.9     254.3            139            14.52
Web and server hosting             2.9         2.6       2.3          5,159           538.97
___________


(1) Converted at average exchange rate for the year ended March 31, 2003 (U.S. $1=Rand 9.5720).


          M-Web Holdings is also active in the business-to-business (B2B) and business-to-consumer (B2C) e-commerce markets. The Business Solutions division offers integrated commerce solutions to retailers and is a leader in the B2C e-commerce market. It offers various on-line services to large corporates and to the SME and Soho (Small-office-home-office) Markets. These services include web-and server hosting, business mail solutions, domain name registrations, leased line access, application service provision, web development and e-commerce solution development. The financial services division operates an on-line bank, Icanonline, in a joint venture with Nedbank, one of South Africa's largest commercial banks. Services offered are limited to deposit taking, funds transfer, account paying, debit card and on-line purchase facilities.

          Commercezone is active in the B2B e-commerce market with products ranging from strategic sourcing to e-procurement platforms for the group and external customers. The on-line advertising and e-commerce markets are at an early stage of development in South Africa. M-Web Holdings estimates that neither is likely to start emerging as a significant generator of revenue in the near future. On-line consumer retail and true retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. The Business Solutions division of M-Web Holdings offers support to the increasing number of e-commerce web sites by making its portal and its dial-up subscriber base available to corporate customers.

          Media24 is establishing niche consumer related internet businesses which draw from its existing areas of expertise. These businesses are managed as part of a unit named Media24 Digital. Media24 Digital has some 1.3 million unique visitors monthly. These initiatives are still in a start-up phase.

          Kalahari.net offers books, music, videos, DVDs, wine and computerware for sale. These products are sourced from South Africa and elsewhere. Kalahari's main competitor is Amazon.com. Computicket also supplies on-line ticketing solutions to theatres, cinemas, events organizers, sports bodies and bus operators.

THAILAND

          The group's internet investments in Thailand comprise M-Web (Thailand) and, through a wholly owned subsidiary, a 62.5% interest in Internet Knowledge Service Center Company, a Thai company that holds a majority stake in an ISP, KSC Commercial Internet Company Limited, or "KSC Comnet". As of March 31, 2003, the group held an effective economic interest of 40.63% in KSC Comnet and of 100% in M-Web (Thailand).

          Due to low computer and telephone penetration and polarized income distribution, the internet is not expected to reach a mass media market in Thailand in the foreseeable future. The group believes that there are approximately one million internet subscribers in Thailand and that advertising and on-line consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Revenue from these sources in Thailand will not be significant for many years.

          M-Web (Thailand) has established itself as a leading internet company in Thailand by offering a full suite of on-line services and solutions to businesses and consumers. M-Web (Thailand) intends to provide a comprehensive internet experience in the Thai language, which is tailored to the Thai culture through local customization. M-Web (Thailand)'s portal includes the following websites:

     o www.mweb.co.th: the content platform with a wide variety of content hubs.

     o    www.sanook.com: a popular Thai internet portal.

          M-Web (Thailand) has extended operations through the development of mobile telephone related services. These services comprise entertainment and information downloads via the SMS (short-message-service) and MMS (multimedia-message-service) offering of the three GSM operators in Thailand. M-Web (Thailand) has been licensed to provide premium rated voice related services - these are at an early stage of development. M-Web (Thailand) has started operating the QQ instant messaging services. However, the business is still in its infancy and significant revenues are not expected in the medium term.

          M-Web (Thailand)'s corporate solutions operation provides consulting, design, development and management services to institutions wishing to engage in on-line business operations. The corporate solutions team has engaged in a number of substantial projects with both significant Thai organizations and Thai government agencies.

          KSC Comnet, which is a licensed full service ISP provides Internet access and affiliated services to both the consumer and corporate segments. In the consumer market, internet access is mainly purchased on a pre-paid basis. In the corporate market, fixed line internet access is the dominant service provided. Half of the revenues are derived from corporate services and the other half from consumer services.

INDONESIA

          During the year all operations in Indonesia were sold to third parties and the group ceased any further activities in the Indonesian market.

CHINA

          The group holds an 87% interest in Sportscn.com, which is one of the leading sports portals in China. Sportscn supplies sports results, statistics, betting odds and news via its internet, mobile phone and fixed-line phone platforms which target sports fans, particularly those interested in sports betting. It generates most of its current revenues from Chinese soccer prediction websites (which advertise on the Sportscn website) and increasingly from sports consumers who subscribe to various sports result/information services on Sportscn's mobile phone platform. Changes in the regulation of on-line sports gambling activities in China may adversely affect the current revenue model for Sportscn.

          The group's joint venture company, Tencent, provides services to Tencent PRC, the licensed operator, in China, of services based on the "QQ" instant messaging platform. Tencent's core market is mainland China, with QQ services also deployed in Taiwan, Hong Kong, Macau, Japan, Thailand and South Africa.

          On August 11, 2003, Tencent bought back some of its own shares, resulting in the group owning, through its subsidiary MIH QQ (BVI) Limited, 50% of the share capital of Tencent, with the founding members owning the remaining 50%. As a result of Chinese regulations, the licensed QQ operator, Tencent PRC, is wholly owned by such founding members. Pursuant to China's accession to the World Trade Organization, these regulations have been relaxed and Tencent will seek to acquire, after December 11, 2003, a 50% equity interest in Tencent PRC or in another newly established foreign invested telecommunications enterprise licensed to operate QQ.


SEASONALITY

          The group's pay-television business experiences an increase in the level of subscriber churn during the summer holiday season, particularly in Greece where the conclusion of the football and basketball seasons coincide with the start of summer, when subscribers travel away from their primary residence and engage in other forms of leisure. In Thailand, UBC experiences higher sales in the second half of the calendar year, as consumers appear to defer some discretionary spending.

COMPETITORS AND COMPETITIVE POSITION

          MultiChoice South Africa's digital and analog platforms in South Africa compete directly with the four free-to-air television channels in South Africa (which are carried on MultiChoice Africa's digital bouquet) and indirectly with all live sporting events, motion picture theatres, video rental stores, mobile telephones, lotteries, gaming, the internet and other forms of entertainment.

          MultiChoice Africa is the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which MultiChoice Africa broadcasts, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. MultiChoice Africa believes that its wide selection of high quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market and differentiates its offering from other broadcasters.

          In Greece and Cyprus, NetMed competes directly with free-to-air broadcast channels, including national Greek networks (such as Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna). NetMed believes that its analog service is an attractive alternative due to its comparatively clean frequencies and uncluttered channels. NetMed's NOVA digital satellite service has clear signal coverage throughout Greece, which is difficult to replicate using terrestrial broadcasts due to mountainous terrain and remote islands.

          Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and ADS had been granted licenses. Both had their licenses revoked in the past 12 months, as Intersat failed to launch a digital TV platform and ADS went into liquidation.

          The Thai television industry consists primarily of six free-to-air television stations and UBC's pay-television operations. There are also several small, provincial cable systems, now estimated at over 300. UBC competes directly with the national free-to-air television stations and, in the case of the digital satellite service, with local cable groups in Thailand. In 1999, Thai Television, formerly World Star Television, launched an unencrypted pay-television service in Bangkok which charges subscription fees and relies upon advertising revenue. Thai Television has faced a number of operational challenges and difficulties in securing advertising revenues due to low penetration and viewership. The group believes that UBC's programming, including exclusive first-run movies and sporting events, gives it an advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC's service and consequently form part of the bouquet available to UBC's subscribers. The group believes that this arrangement enhances its appeal to current subscribers and assists in growing UBC's subscriber base.

          In South Africa, M-Web Holdings' main competitor in the premium dial-up access business is Tiscali. However, a number of inexpensive ISPs operate in the market. ABSA, a large South African bank, launched a free access service in March 2001, but are now charging for the services. A further competitor in this area is South Africa's incumbent fixed line telephone operator, Telkom SA, which is pursuing customers before a second network operator is licensed. Once licensed, the second network operator may enter the residential and corporate access internet market with competitive pricing. A number of companies offer limited e-commerce solutions to retailers. In the hosting and web development market, the competition is strong with some well-known companies, including UUNet and Internet Solutions, a subsidiary of Dimension Data.

          Regulatory developments, including the grant of licenses to new operators, may affect the competitive position of Naspers' pay-television operators and must be taken into consideration when evaluating competitive positions. You should read "--Regulation" for more information about the regulatory environment in Naspers' key markets.

          The internet market in Thailand has for the past year been through turmoil from both a regulatory and competitive perspective. From a regulatory perspective the formation of a National Telecommunications Commission continues to be delayed. In October 2002, a new Government ministry, the Ministry of Information, Communications and Technology was formed. This Ministry assumed final regulatory control for the internet industry in Thailand. The policies of this Ministry are not yet clear. Within the competitive environment during 2002 there was significant consolidation in the market through the closure of a number of licensed ISPs, some small mergers and the merger of two large competitors. This latter merger has established a significant competitor, which currently holds market leadership in both the consumer and corporate segments. In the corporate segment, strong price competition remains a factor in the industry. Broadband services, based on xDSL technologies, are starting to grow and may prove to be strong competitors in the future.

          The internet market in China is also highly competitive. Local and foreign internet operators have made significant investments in the Chinese market, and have developed several new products and services. Naspers expects the market to remain competitive in the future.

PRINT MEDIA

OVERVIEW

          Media24 is the leading print media concern in Africa. The Media24 group is the largest publisher of magazines, a major publisher of newspapers and a printer and distributor of magazines, newspapers and related products in Africa.

          Media24's current newspaper portfolio consists of some 60 titles and it contributed 44% to the print media segment revenue in fiscal 2003. The magazine publishing division publishes approximately 30 titles and its contribution to the group's print media revenue was 29%. Naspers owns an 84.2% interest (after an additional interest of 10.53% was acquired subsequent to March 2003) in the Paarl Media group which operates all the non-newspaper printing activities and contributed 25% of the segment's revenue. The NND24 division does most of the distribution of the magazines for the group, as well as for external customers, and contributed 2% to revenue. Approximately 24% of total newspaper circulation revenue and 5% of total magazine circulation is generated from subscribers; the balance is achieved via delivery to a wide network of retail and smaller merchandisers.

          The print media industry in South Africa is mature. Media24 has expanded its business over the past few years by adding a series of new titles to its stable, increasing its market share organically and through a series of small to medium sized acquisitions. Media24 also has consolidated its position in various markets.

          In addition, Media24 has streamlined its printing operations by merging with the Paarl Post Web group to establish Paarl Media, and has moved all non-newspaper printing activities to this subsidiary. Media24 has established new infrastructure and production resources and buildings as part of a comprehensive replacement and refurbishment program. This program was completed in October 2002.

NEWSPAPERS

          Media24 conducts its newspaper publishing and printing business through its newspaper division. The current newspaper portfolio consists of some 60 titles. A number of new titles were added to the portfolio in recent years.

          The five Media24 daily newspapers, Die Burger, Beeld, Volksblad, The Natal Witness and the Daily Sun, provide regional news coverage. The Daily Sun, based in Gauteng and now the biggest selling daily in South Africa, rolled out into the Free State province in August 2003. The Sunday papers, Rapport, City Press and Sunday Sun, are printed in four cities and distributed nationally. Media24 also has a strong group of regional and community newspapers.

          The significant newspaper titles and related information published by Media24 are summarized below:



NEWSPAPERS                            CIRCULATION(1)     ESTABLISHED (YEAR)          REGION             LANGUAGE
----------                            --------------     ------------------      ------------           --------
DAILIES
Die Burger Western Cape                    84,986                    1915        Western Cape           Afrikaans
Die Burger Eastern Cape                    21,631                    1993        Eastern Cape           Afrikaans
Beeld                                     101,517                    1974             Gauteng           Afrikaans
Volksblad                                  28,131                    1904          Free State           Afrikaans
Natal Witness                              24,215                    1846               Natal             English
Daily Sun                                 177,900                    2002             Gauteng             English
WEEKLIES
Soccer Laduuma                            208,772                    1997            National             English
Kaapse Son                                 27,110                    2003        Western Cape           Afrikaans
SUNDAY
Rapport                                   330,092                    1970            National           Afrikaans
City Press                                173,633                    1982            National             English
Sunday Sun                                160,710                    2001            National             English
COMMUNITY NEWSPAPERS
Eikestadnuus                                9,181                    1950        Stellenbosch             Afr/Eng
District Mail                              12,734                    1926       Somerset West             Afr/Eng
Hermanus Times                              6,347                    1949            Hermanus             Afr/Eng
Worcester Standard                          9,662                    1880           Worcester             Afr/Eng
Weslander                                   8,614                    1972          Vredenburg             Afr/Eng
Paarl Post                                 15,441                    1905               Paarl             Afr/Eng
Caledon Kontrei Nuus                        1,563                    1991             Caledon             Afr/Eng
Vaalweekblad                               10,053                    1964      Vanderbijlpark           Afrikaans
Vaal Weekly                                10,523                    1998      Vanderbijlpark             English
Carltonville Herald                         5,034                    1966        Carltonville             Afr/Eng
Potchefstroom Herald                        6,315                    1908       Potchefstroom             Afr/Eng
Vrystaat                                    3,788                    1975           Bethlehem             Afr/Eng
FREESHEETS
TygerBurger                               131,530                    1972           Cape Town             Afr/Eng
MetroBurger                               138,500                    1980           Cape Town             Afr/Eng
City Vision                                70,000                    1992         Khayalitsha             English
City Vision                                99,865                    1992        Johannesburg             English
Stellenbosch Gazette                       30,000                    1998        Stellenbosch             Afr/Eng



Helderpos                                  29,925                    1996       Somerset West             Afr/Eng
PE Express                                 89,802                    1983      Port Elizabeth             Afr/Eng
UD Nuus                                    27,094                    1971           Uitenhage             Afr/Eng
Weskus Nuus                                30,000                    1981            Atlantis             Afr/Eng
Vaal Vision                                70,008                    1989      Vanderbijlpark             Afr/Eng
Vaal Ster                                  63,283                    1980      Vanderbijlpark             Afr/Eng
Sasolburg Bulletin                          9,951                    1996           Sasolburg             Afr/Eng
Meyerton Pos                                5,947                    1997            Meyerton             Afr/Eng
Noordwes Gazette                           32,226                    1997       Potchefstroom             Afr/Eng
Noord Vrystaat Gazette                      6,429                    2000               Parys             Afr/Eng
Bloemnuus                                  42,376                    1982        Bloemfontein             Afr/Eng
Noordkaap                                  18,770                    1982           Kimberley             Afr/Eng
Ons Stad                                   37,069                    1983        Bloemfontein             Afr/Eng
Maluti                                      7,947                    1991           Bethlehem             Afr/Eng
Express                                    59,875                    1991        Bloemfontein             English
Forum                                      30,247                    1983              Welkom             Afr/Eng
Vista                                      37,704                    1971              Welkom             Afr/Eng
Kroonnuus                                   8,811                    1986           Kroonstad             Afr/Eng
__________

(1)  ABC (Audit Bureau for Circulation) figures: average per issue, last six months (above: January - June 2003).



          The newspaper division is equipped with a modern network of newsprint facilities. All five of the major print facilities have been significantly upgraded or completely replaced since 1997. These projects, which required significant capital expenditures, are expected to yield advantages over the average 20-year lifetime of the printing presses due to expected lower future operating costs, improved quality and an increase in third party commercial work.

MAGAZINE PUBLISHING

          Media24 is the largest publisher of consumer magazines in Africa.

          The following is a summary of the significant titles published by Media24's magazine division:




MAGAZINES                             CIRCULATION(2)     ESTABLISHED (YEAR)            FREQUENCY       LANGUAGE
---------                             --------------     ------------------            ---------       --------
FAMILY
Huisgenoot                                349,682                    1916               Weekly          Afrikaans
You                                       231,284                    1987               Weekly            English
Drum                                       84,038                    1951               Weekly       English/Zulu
WOMAN
True Love                                 135,972                    1972              Monthly            English
Sarie                                     150,048                    1949              Monthly          Afrikaans
Fair Lady                                 106,269                    1965              Monthly            English
Cosmopolitan                              113,414                    1984              Monthly            English
BUSINESS
Finansies & Tegniek                        11,316                    1983               Weekly          Afrikaans
Finance Week                               14,809                    1979               Weekly            English
Landbouweekblad                            43,218                    1919               Weekly          Afrikaans
SERVICE
Woman's Value                              77,943                    1980              Monthly            English
dit                                        71,714                    2001              Monthly          Afrikaans
NICHE
South African Sports Illustrated           38,114                    1986              Monthly            English
Men's Health                               84,944                    1997              Monthly            English
Shape                                      55,044                    2000              Monthly            English
Golf Digest                                18,771                    1995              Monthly            English
Kickoff                                    56,264                    1994              Monthly            English
Runner's World                             18,382                    1993              Monthly            English
Bicycling SA                               10,606                    2002    Alternate-monthly            English



Your Baby                                  22,302                    1995              Monthly            English
Your Pregnancy                             18,260                    1998    Alternate-monthly            English
Baba & Kleuter                             22,281                    2000              Monthly          Afrikaans
Zigzag Surfing Magazine                    16,711                    1976              Monthly            English
FHM                                        90,813                    1999              Monthly            English
Blunt                                      17,151                    1997              Monthly            English
Insig                                      15,265                    1987              Monthly          Afrikaans
TV Plus                                   132,489                    1999              Monthly       English/Afrikaans
__________


(2)  ABC (Audit Bureau for Circulation) figures: average per issue, last six months (above: January - June 2003).



PRINTING AND DISTRIBUTION

          Media24 has an 84.2% interest in Paarl Media Holdings (Pty) Ltd (after an additional interest of 10.53% was acquired subsequent to March
2003). Media24's printing interests are now divided into its newspaper print facilities (which are included in and managed as part of the newspaper business) and Paarl Media Holdings (Pty) Ltd (which encompasses all print interests other than newspapers).

          Paarl Media (Pty) Ltd, a wholly-owned subsidiary of Paarl Media Holdings (Pty) Ltd, specializes in publication gravure and litho-web magazines, brochures and advertising material printing in its advanced facilities in Montague Gardens, Cape Town (called Paarl Gravure) and Paarl (called Paarl Web and Paarl Print). Gravure is a printing process mainly used for high-speed production of high pagination large print runs at constant and high quality. It closely resembles the photographic process. Litho-web presses use a photo chemical process based on the principle that water and oil do not mix. It is estimated that the two facilities print 65% of the volume of all magazines being sold in South Africa. In respect of all publication gravure and heatset web printing work performed by the facilities, including pamphlets, inserts and advertising material, Paarl Media processes an estimated 40% of such printing work, making it a leader in this competitive industry. All three plants (Paarl Gravure, Paarl Web and Paarl Print) are able to process digital material. Paarl Print offers, in addition to the printing of books, diaries and magazines, heatset web print of commercial work, books and bibles, labels (UV flexo, self-adhesive and litho), and specialized bindery services, including luxury binding for bibles, hard and soft cover/sewing/PUR binding/perfect binding/saddle stitching.

          With respect to books, Paarl Print holds an estimated 25% share of the South African book printing market.

          Media24's business also incorporates distribution networks, which complement the editorial and printing functions. NND24, a division of Media24, distributes Media24 and third party magazines and newspapers.

SEASONALITY

          Media24's business performance is stronger during the Christmas season. Advertising revenues accelerate in November and December and then decrease in January and February, before recovering in March. Similarly, in the rush to prepare for the Christmas season, printing and distribution activities build up from October to November, before slowing down in January. As Naspers' fiscal year ends on March 31, the financial results for the second six months are typically stronger than those for the first six months, barring general economic trends to the contrary.

RAW MATERIALS

          Paper and ink (and related chemicals) are the principal raw materials required for publishing activities. Media24 has not experienced and does not anticipate difficulties in obtaining adequate supplies of paper or ink and chemicals for its operations, with sourcing available from numerous suppliers, local and international. Prices, however, do fluctuate as is typical with similar commodities. For Media24, pricing also is significantly affected by the volatility of the Rand since the key ingredients for manufacturing the ink (or, if the ink is imported as a finished product, the ink itself) are sourced from outside of South Africa. Media24 therefore expects newsprint costs to remain volatile as the volatility of the Rand impacts prices. Media24 expects to renegotiate its major newsprint supplier contracts during 2004. The outcome of these negotiations is uncertain.

COMPETITORS AND COMPETITIVE POSITION

               Media24's main competitors in South Africa are:

     o Caxton Printing and Publishing Limited (Caxtons), a JSE Securities Exchange South Africa listed company, with significant interests in newspaper, magazine and book printing facilities, magazine publishing and some newspapers.

     o Independent Group--part of Independent PLC (Ireland), the largest newspaper publisher and printer in South Africa with multiple titles, including The Star, Business Report, The Argus and Cape Times. Independent PLC (Ireland) also publishes two Conde Nast titles in South Africa under license (GQ, Conde Nast House & Garden).

     o Johnnic Communications Limited (Johncom), a JSE Securities Exchange South Africa listed company, with some newspaper and magazine publishing interests, owns the Sunday Times.

     o New Africa Investments Limited (NAIL), a JSE Securities Exchange South Africa listed company, with newspaper publishing interests like the Sowetan.

          The two key indicators of competitive strength are circulation and advertising revenue. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Media24. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Competition for readership is based on the ability to deliver quality products by offering timely and high quality journalism at competitive prices. Media24 competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

          In the printing market, competitive factors include the quality and location of printing presses, distribution capabilities and technological advancements. In the magazine printing, gravure & litho-web printing and book printing segments, Caxtons is Media24's main competitor. In the book printing segment, other competitors include Interpak and Intrepid Printers (Pty) Ltd. Interpak is a division of a packaging group, Malbak Limited. Intrepid's main shareholders are also the main shareholders in the Natal Witness newspaper, in which Media24 holds an 50% interest.


TECHNOLOGY

          The group's subsidiary, Irdeto Access provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access' products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals. The products control subscriber access to content, services and events across all media platforms, including digital television and internet protocol (IP) streaming media. Irdeto Access offers customers over 30 years of experience in the pay-media industry and a range of skilled resources and properties.

          Irdeto Access has 91 clients in more than 37 countries. During the year ended March 31, 2003, Irdeto Access sold some 1.1 million personalized digital smart cards with a total of some 9.4 million shipped to date since 1995 when digital smart cards were first launched. Smart cards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services.

          The deployment of Irdeto Access' products in China, a significant new market, has continued, with a total of 25 customers. Some of the new clients acquired during fiscal 2003, which illustrate the geographical and business segment diversity of customers supported by Irdeto Access, include:

     o Phoenix Satellite Television in the United States, providing ethnic niche content via satellite;

     o Sun TV in the south of India, a distributor of programming to cable headends and a cable operator;

     o New Delhi TV in northern India, a news and other niche content channel;

     o    NorTV in Brazil, a satellite operator;

     o    DTHi in Brazil, a satellite operator;

     o    Wuhan CATV in China, a cable operator;

Products offered by Irdeto Access include:

     o Irdeto M-Crypt, a compact conditional access system for small to medium size operations;

     o Irdeto [PI]-sys, a complete conditional access system for medium to large size operations; and

     o Irdeto CypherCast(TM), a product securing unicast and multicast internet protocol data that travels over broadband networks including cable, satellite, xDSL (various digital subscriber line technologies), fiber to the home and terrestrial.

          Irdeto Access has been successful in combating piracy and has prosecuted pay-media counterfeiters in the United Kingdom, Thailand and the Netherlands and has assisted its customers with successful prosecutions in South Africa, Thailand and Australia.

          Naspers' subsidiary Entriq, which is in the early phase of development, offers products and services to fill the traditional needs of pay-media clients while guiding them into broadband and attracting the business of new broadband-specific players. Entriq has been actively pursuing customers who are looking to sell and protect content on the internet. As broadband penetration grows, the opportunity to offer products in this sector also grows.

COMPETITORS AND COMPETITIVE POSITION

          The extent and nature of competition is in large part determined by the ability to provide secure products that effectively combat piracy at competitive prices, the ability to offer superior customer service and the ability to acquire new clients, as the cost of switching for existing customers can be high. Irdeto Access' main competitors are NDS Group plc and Nagravision S.A., which provide conditional access systems to digital satellite pay-television broadcasters and digital cable television operators.


BOOK PUBLISHING

OVERVIEW

          Nasboek is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats. Nasboek controls a number of different businesses operating as independent business units in two segments as follows:

     o Publishers and agents: including general, religious, educational and academic publishers as well as digital content providers.

     o Retail and distribution: traditional niche academic and religious as well as internet bookstores, book and music clubs, ticketing and warehousing and distribution services. Nasboek presently operates mostly in South Africa and Botswana, where Nasboek holds a majority share in a new educational publisher, but also increasingly ship products elsewhere.

The following provides a brief summary of Nasboek's various business units:



BUSINESS UNIT                              NATURE OF BUSINESS                         BRAND NAMES AND IMPRINTS
--------------                             --------------------                       -------------------------
Publishing and Agencies
NB Publishers                              General publishing in Afrikaans & English  Tafelberg, Human & Rousseau, Quellerie,
                                                                                      Pharos, JLvS, Kwela, Best Books
Jonathan Ball Publishers                   Publishing and distribution of general     Jonathan Ball, AD Donker, Sunbird
(including Book Promotions and             English books                              Agent and distributor for Harper
Horizon Library Services)                                                             Collins, Hodder Headline, Simon &
                                                                                      Schuster, Orion, Bloomsbury,
                                                                 31

                                                                                      Scholastic and others
Lux Verbi.BM                               Publisher of Christian books and products  Lux Verbi.BM, NG Kerk Uitgewers,
                                                                                      Protea, Hugenote and Waterkant
Nasou Via Afrika                           Publishing of educational school text      Nasou, Via Afrika, Action and Afro
                                           books

Collegium Botswana                         Publishing of educational school text      Collegium
                                           books in Botswana
Van Schaik Publishers                      Publishing of academic text books          Van Schaik Publishers
Van Schaik Electronic                      Electronic and on-line publisher           VSE, Learning online
Content Solutions                          Niche supplier of academic and other       Content Solutions
                                           Print-on-demand solutions

RETAIL AND DISTRIBUTION
Afribooks                                  Retail distributor of school text books    Afribooks
                                           and stationery
Van Schaik Bookstores                      Academic book retail and content manager   Van Schaik Bookstores, Contentlot,
                                                                                      Books From Us
Lux Verbi Bookstores                       Religious book retail                      Lux Verbi
Leisure Books, Leserskring, CD Music       Direct marketing clubs for books, music,   Leisure Books, Leserskring, CD Music
Club, Kalahari,                            videos, DVD's and related products         Club
On the Dot Distribution                    Distribution of books, music, stationery   On the Dot Distribution
                                           and certain electronic products



SEASONALITY

          Nasboek is a seasonal business. The production and sale of learning support materials for primary, secondary and tertiary education occurs mostly from January to March, the beginning of the South African academic year. Accordingly, most revenues are generated at the beginning of the calendar year, which is Naspers' fiscal fourth quarter. The fiscal third and fourth quarters also are favorably affected by the usual increase in general book publishing driven by the Christmas and Easter holidays.

RAW MATERIALS

          Like most businesses classified in the media sector, Nasboek is indirectly exposed to rising paper and ink costs. In addition, the Van Schaik Bookstore and Jonathan Ball businesses import most of their products, making it further susceptible to the volatility of the Rand versus Pound sterling and U.S. dollar exchange rates.

COMPETITORS AND COMPETITIVE POSITION

          Publishers compete by developing a portfolio of books that are in demand by continually seeking out and promoting talented writers and by offering their works at competitive prices. Nasboek mainly competes with other publishers of fiction and non-fiction books, including international publishers with a presence in South Africa such as Random House, Penguin and MacMillan as well as with South African publishers, most notably Maskew Miller Longman, jointly owned by Pearsons and Johnnic Communications, the leading school textbook publishers in South Africa.


PRIVATE EDUCATION

OVERVIEW

          Educor is the leading provider of private education in South Africa. It offers programs ranging from adult basic education and training to higher education and corporate training. Educor is primarily involved in the delivery of further education and training and higher education in South Africa. The further education and training programs lay the foundation for higher education and focus on the returning adult and not just the school leaver. Educor had revenue of approximately Rand 550 million for the fiscal year ended March 31, 2003. Educor operates its private education business through a number of subsidiaries, the large majority of which are wholly owned.

          Educor's key brands such as Damelin and Allenby are represented in all major South African business centers and Educor has over 100 campuses throughout South Africa. Educor's programs are delivered in three principal ways: face-to-face in the classroom and on campus, via distance learning and through corporate on-site executive education.

          Damelin focuses on higher education and further education and training, full and part time learners. Allenby also focuses on higher education and further education and training, providing "exotic" programs such as sound engineering, game ranging and sports club management. International Colleges Group (ICG) provides high quality vocational education; it is the largest in its field in South Africa with over 200,000 students. The HILL School of Business offers customized education for corporate executives and runs public programs for management.

          Midrand Graduate Institute (MGI) provides higher education covering the arts, commerce and technology fields as well as the Cambridge A and O level programs to prepare learners for higher education programs. MGI is affiliated with the Milpark Business School which provides both undergraduate and post-graduate education such as MBAs.

          Damelin, the HILL, Allenby, ICG, MGI and Edufin are the main subsidiaries of Educor, comprising approximately 90% of Educor's revenue for the 2003 fiscal year. The current economic conditions are difficult for private education companies, with less disposable income available, but there are key opportunities in the corporate and further education and training markets.

          The private education sector in South Africa is increasingly subject to government regulation. Some of the changes initiated by the South African Department of Education will negatively affect Educor's business. The Department of Education, for instance, is imposing stricter controls on the accreditation and registration of private education programs and courses. The Department has, in particular, expressed concerns regarding the number of MBAs offered in South Africa and will monitor the content of these programs more closely. Moreover, there is mounting government pressure to demonstrate black investment participation in the corporate training market. Nozala Investments (Proprietary) Limited, a black empowerment group, holds a 21.5% voting interest in Educor.

SEASONALITY

          Educor's business is seasonal as approximately 60% of its students sign up in the first three calendar months of the year (the beginning of the South African academic year). Marketing plans and sales initiatives need to be prepared by April of the prior year, meaning that operating costs leading up to that period are typically higher than during the remainder of the year.

COMPETITORS AND COMPETITIVE POSITION

          Educor competes with international and local publishers and creators of educational materials. Competition is based on the ability to deliver quality products at competitive prices that appeal to the school boards, educators and government officials making purchasing decisions. International competitors include Bond University and the University of Southern Queensland. Local competitors include Adcorp Holdings Limited, Advtech Limited and Privest Group Limited.


                             INTELLECTUAL PROPERTY

          Naspers relies on a combination of patents, licensing arrangements, trade names, trademarks, copyrights and proprietary technology to protect its intellectual property rights. Naspers or its subsidiaries own, or have been assigned or licensed, the rights to several patents and have several patent applications in various jurisdictions relating to their proprietary technology. In addition, Naspers or its subsidiaries currently have numerous trademarks (pending and registered) in countries where they conduct business or could potentially conduct business in the future. Some of Naspers' major trademarks include the names and logos of DStv, M-Net, SuperSport, MultiChoice, M-Web, QQ and Irdeto Access. In respect of the internet, a number of domain registrations have been secured, also as a mechanism to protect print brands. The publishing activities of Media24, Nasboek and Educor are protected by copyrights to the various contents made available. Naspers believes it has taken appropriate available legal steps to protect its intellectual property in the relevant jurisdictions.

          Naspers may file additional patent and trademark applications in the future, although there can be no assurance that Naspers will be successful in obtaining patents or trademark registrations based upon these applications. Naspers intends to vigorously protect its intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use its technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which Naspers sells its products and services do not protect Naspers' intellectual property rights to the same extent as do the laws of the United States.

                                  REGULATION

          Naspers is subject to laws which regulate its business practices in the different jurisdictions in which it operates. The following discussion focuses on South Africa, Greece and Thailand, the principal countries in which Naspers conducts its operations. For a discussion of the regulation of education in South Africa and its impact on Educor, you should review " --Private Education (Educor)--Overview" above. Broadcasting is also regulated, albeit in a somewhat less extensive manner than in South Africa, in some countries in Sub-Saharan Africa in which the group conducts pay-television activities. For more information please see "--Sub-Saharan Africa" below.


SOUTH AFRICA

REGULATION OF ANTI-COMPETITIVE PRACTICES IN SOUTH AFRICA

          The Competition Act 1998 regulates anti-competitive practices in South Africa. The Competition Act also places emphasis on ensuring that opportunity exists for historically disadvantaged persons to participate in the South African economy.

          The Competition Act created a Competition Commission, a Competition Tribunal (which has the status of a High Court) and a Competition Appeal Court. The prohibitions against restrictive horizontal practices, restrictive vertical practices, the prohibitions against abuse of positions of dominance and the provisions regulating mergers are the main prohibitions in the Competition Act which may affect Naspers.

          The Competition Act provisions may be enforced by:

     o    injunctions in respect of contraventions of the Competition Act;

     o    orders against third parties to remedy anti-competitive activity;

     o    the imposition of significant administrative fines;

     o    orders for divestment of assets or businesses; and

     o claims for damages by persons injured by a contravention of the Competition Act.

          The impact of the Competition Act on Naspers is difficult to predict, although it may make completing acquisitions in South Africa significantly more difficult, and in many cases not feasible, for Naspers. Any action taken by the Competition Commission against Naspers could have a material impact on Naspers' operations in South Africa.

PRINT AND ELECTRONIC MEDIA REGULATION IN SOUTH AFRICA

          The Independent Communications Authority of South Africa Act, 2000 merged the Independent Broadcasting Authority and the South African Telecommunications Authority to form the Independent Communications Authority of South Africa (ICASA). ICASA now regulates broadcasting under the Independent Broadcasting Authority Act (the "IBA Act") and the Broadcasting Act, 1999 and telecommunications under the Telecommunications Act, 1996 ("Telecoms Act").

          The IBA Act stipulates that no person may provide a broadcasting service except under and in accordance with a broadcasting license issued by ICASA under that Act. The jurisdiction of the IBA Act in relation to broadcasting signal distribution is limited to broadcasting frequency bands and therefore excludes the regulation of satellite broadcasting. However, the Broadcasting Act specifically provides for the regulation of satellite broadcasting and requires satellite broadcasters to obtain a broadcasting license and authorization of all channels included in their service prior to such inclusion.

          In order to accommodate satellite broadcasters operating prior to the enactment of the legislation, such as MultiChoice South Africa, the Broadcasting Act provides that a satellite broadcasting service which existed at the date of the commencement of the Act (June 30, 1999) is, on application for a broadcasting license in respect of that service, deemed to have the necessary permission to continue broadcasting until such time as ICASA decides on that application. Prior to the Broadcasting Act coming into effect, MultiChoice South Africa submitted an application for a license. ICASA indicated that they were expecting amendments to the legislation and would not consider applications until after such amendments had been effected.

          The Broadcasting Amendment Act, 2002 made certain amendments to these provisions. Persons who, immediately before the commencement of this Act, provided a broadcasting service without a broadcasting license, are deemed to have permission to continue such service if such persons applied to ICASA for the necessary license within six months after the commencement of the Broadcasting Amendment Act 2002. MultiChoice South Africa applied for such license, and ICASA has confirmed in writing that MultiChoice South Africa has satisfied the requirements in the Broadcasting Amendment Act and is deemed to have the necessary permission to provide its broadcasting service. Naspers expects that ICASA will consider the MultiChoice South Africa license application in the third quarter of the 2004 calendar year and believes that it is unlikely that MultiChoice South Africa will be denied a license. Naspers expects that the current regulations applicable to terrestrial broadcasters will be modified to make them more suitable for satellite broadcasting. The modifications are likely to relate to license fees, local content and black economic empowerment.

          The Broadcasting Amendment Act further provides that any person who immediately before the commencement of that Act provided an unlicensed broadcasting service consisting of more than one channel, is deemed to have permission to continue to include all such channels in its service, provided that the broadcaster applies to ICASA for authorization of the channels within three months after the publication of regulations prescribing the procedure and the conditions for channel authorization. ICASA has not as yet published these regulations.

          M-Net's broadcasting license was renewed on June 1, 2002 on substantially the same terms and conditions as the previous license. The new license expires on March 31, 2010, when it will again have to be renewed. The IBA Act provides that ICASA may only refuse an application for renewal if the licensee has failed to materially comply with its license conditions or with the provisions of the IBA Act or if ICASA is satisfied that the applicant will not so comply after renewal. In addition, the IBA Act provides that, if an application for renewal is made in good time, a broadcasting license continues in force until ICASA has decided on such application. M-Net's current license provides that during certain times of the day it may broadcast programs on its M-Net Channel without using encryption technology, thereby allowing those without set-top boxes to view such unencoded programming. In 2002, ICASA published new local content regulations applicable to all broadcasting services. In respect of M-Net it provided for an increase in the annual percentage of South African content between 5 a.m. and 11 p.m. (encoded time) from 6% to 8% and an additional 15% local content between 5 p.m. to 7 p.m. (open time).

          A condition of M-Net's recently renewed license encourages M-Net to include persons from previously disadvantaged groups in its ownership and control structure and requires M-Net's management and staff to be representative of South African society. During M-Net's most recent license hearing, ICASA noted that M-Net's management and staff were not sufficiently representative of South African society and that M-Net had therefore not met this requirement. M-Net gave assurances to ICASA during these hearings that it would put recruitment policies in place that will assure compliance in the future.

          In 2002 ICASA reviewed the existing limitations on control of broadcasting services. The IBA Act prohibits one or more foreign persons from, directly or indirectly, exercising control (as defined) over, or having an interest in excess of 25% in, a commercial broadcasting licensee. In addition, no person may, directly or indirectly, exercise control over more than one commercial television broadcasting license. The Act also prohibits a person in a position to control a newspaper from controlling a television license, in cases where the newspaper has a circulation of 20% of the total newspaper readership in an area that overlaps substantially with the relevant television license area.

          The Broadcasting Act mandates ICASA to assess whether these rules should be applicable to multi-channel broadcasters such as MultiChoice South Africa. ICASA may make recommendations for the amendment of these provisions to the Minister of Communications, which, if accepted by the Minister, will be presented to the South African Parliament. ICASA has not commenced with this particular inquiry. Until such recommendations have been adopted by Parliament they do not apply to multi-channel broadcasters.

          The Broadcasting Act provides that subscription broadcasting services may not acquire exclusive rights for the broadcast of national sporting events identified by ICASA in consultation with the Ministers of Communications and Sport. In July 2003 ICASA published a position paper and regulations on sports broadcasting rights. The regulations identify national sporting events which cannot be acquired exclusively for broadcasting by subscription television broadcasting licensees, and which are required to be broadcast live or delayed live or delayed by free-to-air television broadcasting licensees. Listed events include major international sporting events and events involving a South African national senior team or final of a national knock-out competition or final of an international knock-out competition featuring a South African team. These regulations published by ICASA are not dissimilar to the self regulatory regime previously applied to by the broadcasting sector.

          In terms of the Telecomms Act, the provider of a value added network service (defined as a telecommunication service provider to one or more customers concurrently, during which value is added for the benefit of customers), is required to hold a license to provide such service. This includes internet service providers. In terms of the Act, a value added network service

("VANS") may not be used for the carriage of voice and may only be provided by means of facilities provided by Telkom SA, the incumbent fixed-line operator or the second national operator, the licensing process of which is currently underway. The licensing process for the second operator has proven time consuming and there is currently no reliable indication of when this licensing process will be completed. In this regard, ICASA recently recommended to the Minister of Communications that both the bids for the strategic equity interest in the second operator should be rejected. A private telecommunication network, which is defined in the Telecomms Act as, among other things, a telecommunications network "for purposes principally and integrally related" to a person's own operations, only requires a license if it is interconnected to the telecommunications system of Telkom SA or of another public switched telecommunication service operator. In addition, the Act contains a prohibition on the carriage of voice by VANS operators, until a date determined by the Minister of Communications.

          M-Web Holdings, as an internet service provider, is required to hold a VANS license under the Telecomms Act. Nevertheless, Section 40(1)(b) of the Telecomms Act provides that any person who, immediately prior to May 20, 1996, provided a VANS in terms of certain agreements, is deemed to be a holder of a license to provide such services, provided that such person applies to the Authority within six months or such extended period as the Authority may allow, for a license in terms of the Act. In addition, this section of the Telecomms Act provides that the Authority must grant the application and issue a license to such person. Accordingly, M-Web Holdings is deemed to hold a VANS license under this provision and will be required to apply when the regulations are published. ICASA has confirmed that they will notify all affected parties of a three-month period within which VANS and private telecommunication network licensees have to re-apply to ICASA for licenses. The Minister of Communications has recently published regulations on contributions to the Universal Service Fund by telecommunication licensees. The annual contribution of VANS licensees have increased from Rand 1,500 to 0.2% of annual turnover. M-Web's contribution to the fund will therefore increase.

          Recent amendments to the Telecomms Act provide for ICASA to grant a multimedia service license to Sentech Limited (a parastatal entity). A multimedia service is defined broadly as a telecommunication service that "integrates and synchronizes various forms of media to communicate information or content in an interactive format," including internet through television, pay-per-view, video on demand, electronic transactions, text, data, graphics, animation, audio and video content. Sentech could thus become a competitor to MultiChoice Africa.

          The Regulation of Interception of Communications and Provision of Communication-Related Information Act, 70 of 2002 ("the Interception Act") was passed on January 22, 2003 and is expected to come into effect towards the end of 2003. The Interception Act imposes requirements on telecommunication service providers (such as M-Web Holdings) licensed under the Telecomms Act to provide telecommunication services which have the capability to be intercepted and to store communication-related information. The cost incurred in enabling this telecomms service of being intercepted and the storage of the communication-listed information must be borne by the telecommunications service provider concerned. The Interception Act also requires telecommunications service providers, at their own cost, to acquire facilities and devices, determined in terms of a directive, with the capability to intercept and store communication-related information. Telecommunication service providers must also contribute to an Internet Service Provider assistance fund. Although the Act provides for the granting of an exemption from providing the facilities and devices that will enable the interception and storage of communication-related information, the exemption will not extend to the requirement to make annual contributions to the Internet Service Provider assistance fund. The Interception Act also imposes onerous obligations on telecommunication service providers to obtain and keep records of information from customers.

          ICASA and the Competition Commission have concurrent jurisdiction over the investigation, evaluation and analysis of mergers, acquisition transactions and competition-related complaints involving telecommunications and broadcasting matters, and have published a Memorandum of Understanding to regulate the manner in which they will cooperate on such issues.

          The Electronic Communications and Transactions Act has recently been passed by the National Assembly and the National Council of Provinces and has been signed by the President. This Act is intended, among other things, to facilitate and regulate electronic communications and transactions and e-commerce. The Act's effects include, but are not limited to:

     o providing for the recognition of electronic records, data messages and electronic signatures, the admissibility of data messages as evidence and facilitation of electronic contracting;

     o requiring the registration of cryptography providers, which would appear to include any provider of encryption services and products, such as MultiChoice and possibly M-Web Holdings;

     o providing for the voluntary registration of authentication service providers, which would include products relating to electronic signatories and digital certificates, and may have an impact on M-Web Holdings;

     o providing for consumer protection in relation to electronic transactions, including providing certain information and ensuring payment systems are secure;

     o establishing voluntary personal data protection provisions and the requirement for registration of critical databases;

     o establishing a .za internet domain name authority by the Minister of Communications;

     o providing for the limitation of liability of service providers, including internet service providers, in certain circumstances; and


     o providing for "cyber inspectors", with powers, among other things, to monitor and inspect web sites or information systems and to investigate the activities of cryptography service providers. The cyber inspectors will have fairly extensive powers of search and seizure.

          The Media Development and Diversity Agency Act, 2002 establishes an agency which, among other things, aims to support media development and diversity projects. Depending on the content of future regulations under this Act, participants in the media industry will make agreed contributions for this purpose. Media24 has agreed to contribute up to Rand 1.2 million per year for the next five years. In addition, MultiChoice Africa, M-Net and SuperSport have agreed to collectively contribute up to Rand 1.2 million per year for the next five years. The agency may propose diversity, national distribution and other requirements which could have an adverse effect on Naspers.

          As in other countries, the print media is governed by a number of laws which restrict the content of published information.

SUB-SAHARAN AFRICA

REGULATION OF PAY-TELEVISION IN SUB-SAHARAN AFRICA

          MultiChoice operates terrestrial rebroadcast pay-television services in Botswana, Ghana, Kenya, Malawi, Namibia, Nigeria, Tanzania, Uganda and Zambia, either directly or through a local joint venture partner or representative. In a number of these countries the regulatory systems are undergoing change, thereby imposing new compliance obligations on the group.

          Pay-television services are licensed in Nigeria and in Ghana, Namibia operates on the basis of authorization granted by the regulatory authorities, and pay-television services are not regulated in other countries where MultiChoice Africa operates. In Zambia, negotiations are underway to secure an authorization for operations.

          Botswana, Kenya and Tanzania are considering regulation of pay-television services, and other countries are expected to follow suit. The amount of any license or authorization fees, and the scope of limitations on foreign ownership and requirements for local content, if any, that may result from local regulations are not yet known.

GREECE

REGULATION OF PAY-TELEVISION IN GREECE

Overview. The regulatory framework governing the establishment and operation of free-to-air television stations in Greece is provided by Law 2328/95 on the "Legal Status of Private Television and Local Radio, Regulation of Several Issues related to the Radio Television Market and Other Provisions", as modified by Law 3166/2003, (the "Free-to-Air Law") and by Law 2863/2000 "National Radio and Television Council and other Authorities and Bodies of the Audiovisual Services Sector" (the "RTC Law"). The pay-television regulatory framework is governed by Law 2644/98 on "The provision of pay-television and radio services and other provisions", as modified by Law 3166/2003, which regulates the issue of pay-television licenses (via satellite, terrestrial relays or cable) by the use of analog or digital methods of transmission (the "Pay-Television Law"). Prior to the enactment of the Pay-Television Law, pay-television was regulated by the Free-to-Air Law, some provisions of which survive, as described below.

The Free-To-Air Law. Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA, the state owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. Greek Radio Television was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with Greek Radio Television on October 15, 1994, pursuant to which NetMed Hellas' encrypted service is transmitted on frequencies allocated by Greek Radio Television. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the

Minister of Finance and ratified by Law 2328/95. The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995, which relates to the transmission of a second encrypted service on frequencies allocated by Greek Radio Television and was also approved by a joint ministerial decision. These agreements require NetMed Hellas to pay certain fees to Greek Radio Television equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of approximately Euro 2.9 million each year to secure these payments.

          While the cooperation agreements between NetMed Hellas and Greek Radio Television are in force, regulations concerning the share capital composition of free-to-air television companies are not applicable to NetMed Hellas, which, instead is subject to the terms of the aforementioned agreements. Additionally, NetMed Hellas must obtain Greek Radio Television's approval to transfer a majority of its shares and must notify Greek Radio Television of its intention to transfer any shares which are less than a majority of its shares. Greek Radio Television also has the right to be provided with detailed information if new shareholders enter or new share capital is invested into NetMed Hellas. These provisions are applicable for the entire term of the agreements. The regulations under the cooperation agreements ensure that NetMed and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable to Greek Radio Television for the fulfillment of the obligations of NetMed Hellas in accordance with the cooperation agreements.

Pay-Television Law. Under the Pay-Television Law and the RTC law, the rights to provide pay-television through terrestrial, satellite or cable broadcast can be secured either by obtaining a license directly from the RTC or by signing a cooperation agreement with any holder of a license. The existing agreements between NetMed Hellas and Greek Radio Television have been extended until the licenses for the provision of terrestrial pay-television services have been granted in accordance with the Pay-Television Law and the RTC law. The Minister of Press announced the frequencies to be used for providing terrestrial pay-television services and MultiChoice Hellas submitted an application for such license on February 1, 2000, and again in November 2001, after the first licensing procedure was cancelled. In September 2002, pursuant to Law 3051/2002, all the pending license applications were cancelled on the ground that, after the review of the Greek Constitution, the relevant authority to grant licenses had been transferred to the RTC. The same law provides that until terrestrial pay TV licenses are provided by the RTC, the agreements that Greek Radio Television has drawn up continue in force. The extension of these agreements was approved by the Minister of Press and Mass Media. Pursuant to this Law, an agreement was signed between Greek Radio Television and NetMed Hellas on July 9, 2003. This agreement extends the arrangements between the parties until the terrestrial pay TV licenses are granted by the RTC. This extension was approved by the Minister of Press. Should terrestrial licenses be granted in the future, NetMed Hellas could elect to cooperate with a license holder instead of seeking a license directly. Under the pay-television law and the RTC Law, no single shareholder of a company having a terrestrial license may hold more than 40% of the share capital of such company.

          A 15-year digital transmission license for the provision of pay-television and radio services via satellite was granted to MultiChoice Hellas on July 15, 1999. On December 20, 1999, MultiChoice Hellas and the Greek government completed the concession agreement required by the terms of the digital transmission license.

          Synergistic Network Development S.A. acquired a ten-year telecommunications license in December 1999 to uplink data and video from Greece. Synergistic Network Development is a wholly owned subsidiary of NetMed.

          On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the "Perfecture") notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas' license of establishment and operation (the "License"), on the ground that MultiChoice Hellas' paid up share capital had fallen below one tenth of its total shareholders' equity. The Prefecture has also refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas' shareholders at an extraordinary general meeting on March 13, 2003, in order to resolve the irregularity. MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture's refusal to approve the shareholders' resolution of March 13, 2003. Following a hearing and several subsequent meetings, the Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation. For more information on this proceeding, please refer to "Item 8. Financial Information--Legal Proceedings".

EU Regulation. The EU Broadcasting Without Frontiers Directive of October 3, 1989, as amended by EC Directive 97/36 of June 30, 1997, established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state and that certain minimum standards should be required by each member state of all broadcasting services regulated by that state's authorities. Currently, the directive requires member states to ensure, "where practicable and by appropriate means," that the broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials and teletext services are excluded. The directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to the viewing public.

THAILAND

REGULATION OF TELECOMMUNICATIONS AND PAY-TELEVISION IN THAILAND

Overview. The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission, or "NTC", and the National Broadcasting Commission, or "NBC". NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with Article 40 of the Constitution.

          The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, or the "Frequency Allocation Act", which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 17, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization's liberalization requirements.

          Although the Telecommunications Business Act was passed in 2001, the Broadcasting Business Bill remains under consideration by the Council of State. The Broadcasting Business Bill was to be enacted no later than October 11, 2000, three years from the date of the promulgation of the Constitution.

Telecommunications. The Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations. Although the appointment of NTC has been delayed due to concerns about the impartiality of the proposed members of NTC, the government has continued to move forward with other supporting legislation.

          In the past, foreign ownership in a telecommunications company was limited to 49%. The Telecommunications Business Act decreases the permitted foreign shareholding to 25% for certain types of telecommunications operators. This has raised a concern in the industry, as this restriction will limit investment by foreign telecommunication companies. As NTC is not yet established and no conditions or requirements have yet been put in place, it is unclear whether existing operators who elect to continue to do business under the old concession will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

          A new draft Telecommunication Business Act (No. 2) has been submitted to the Cabinet for approval. The new draft increases foreign shareholding restrictions from 25% to 49% of the total shares. The Cabinet approved the draft Telecommunication Business Act (No. 2), as proposed by the Ministry of Transport and Communications, on May 14, 2002. The draft will be sent to the Council of State and then the Parliament for approval. There can be no assurances that the draft legislation will be adopted. UBC cannot predict how this draft legislation will affect its ownership structure in the future.

Broadcasting. Television broadcasting in Thailand commenced on June 24, 1955 following the enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955), or "RTB Act". In 1977, the Mass Communication Organization of Thailand, or "MCOT", was established to operate mass media businesses on behalf of the Thai government. As a consequence of developments in technology, the RTB Act was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

          Broadcast media in Thailand has been mainly controlled by the Public Relations Department of Thailand, or "PRD", and MCOT, and operated by a number of private sector companies which entered into agreements with PRD and MCOT. Both the RTB Act and the MCOT decree separately empower PRD and MCOT to provide broadcasting services. PRD and MCOT have entered into joint venture agreements with the private sector to operate radio and television broadcasting stations.

          Since January 13, 1994, pursuant to the ministerial regulation dated October 13, 1993, companies in the private sector have had the right to apply, in the case of transmissions within Bangkok, to PRD and, in the case of transmissions outside Bangkok, to the PRD or the Regional Public Relations Centre, for a license to supply cable television. Applications for licenses are considered by a committee appointed by the Prime Minister. Licenses, on the basis of the regulations, permit the supply of television through fiber optic or electric cable, but not through other means, including wireless transmission, such as microwave signal, as currently utilized by UBC.

          UBC and UBC Cable obtained a license from PRD to utilize certain frequencies and concessions from MCOT to operate pay-television businesses. On April 17, 1989, MCOT and UBC entered a joint venture agreement for the provision of subscription television, which was subsequently amended on May 19, 1994 and April 17, 1998. Under the agreement and related concession, UBC is permitted to operate subscription television on behalf of MCOT until September 30, 2014. In addition, UBC is entitled to provide subscription television pursuant to the UBC concession to all of Thailand using a satellite to provide direct-to-home service, cable in the provincial areas and MMDS, as permitted by PRD. UBC also is entitled to use a satellite to provide service to hubs in provincial areas and then, through local cable networks, on to subscribers. In exchange, UBC pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the UBC concession as consideration for the agreement, subject to a minimum amount per annum. Subscription fees or other subscriber charges and the form of contracts with subscribers must be submitted to MCOT for prior clearance.

          On November 12, 1993, MCOT and Telecom Asia entered into a memorandum of agreement for a joint venture for the provision of cable television services. Pursuant to its terms, Telecom Asia agreed to set up a public company to operate a cable television business. On June 6, 1994, MCOT and UBC Cable entered into a contract for the joint operation of subscription television services. Pursuant to the agreement, UBC Cable is permitted to operate subscription television on behalf of MCOT until December 31, 2019 and provide subscription television in Bangkok and elsewhere. In exchange, UBC Cable pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the concession as consideration for the agreement, subject to a minimum amount per annum.

          MCOT and the National Broadcasting Commission of the Prime Minister's office regulate the programming content on UBC's channels, primarily monitoring what they deem to be excessive nudity, sexual content and violence. MCOT also monitors what it considers to be disparaging content aimed at Buddhism and the Royal Family in Thailand. MCOT generally sends written warnings to broadcasting entities when it believes that offensive content has been aired. The Board of Directors of UBC believes that MCOT's regulation of UBC's programming content is minimal, and to date UBC has rarely received such written warnings.

          On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.85% shareholding in UBC Cable from Telecom Holding Public Company Limited, or Telecom Holding. Effective on May 4, 1998, UBC combined its operations with the analog cable television business of UTV Cable, an entity formerly owned by Telecom Holding. In connection with the combination, UBC purchased a 97.9% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalize the cost of providing a pay-TV service to subscribers in Thailand.

          The new regulatory regime described above will change the broadcast media industry to a license based system. The Frequency Allocation Act and the Broadcasting Business Bill provide that NBC will be responsible for setting national broadcast media master plans, allocating frequencies relating to broadcasting, granting licenses to carry on broadcasting business and governing interconnection. NBC will take over the regulatory functions of PRD and MCOT, including the regulation and frequency management of PRD under the RTB Act.

          Under the Broadcasting Business Bill, NBC will be responsible for issuing licenses for the provision of broadcasting services. There will be three categories of licenses: state, commercial and community license. The Broadcasting Business Bill empowers NBC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and contribution to funds.

          The Frequency Allocation Act provides that licenses to use frequencies and licenses to operate broadcast businesses are not transferable. In addition, licensees shall use frequencies by themselves unless otherwise permitted by NBC. The Frequency Allocation Act also provides that the parties to concession agreements will be subject to the regulations to be implemented by NBC. Once implemented, such regulations will apply to UBC, as it is a party to the concession agreements described above. The Constitution provides that any new laws enacted under Section 40 will not affect any license, concession or contract valid on the date such law comes into force until the expiration of such license, concession, or contract. In accordance with this provision, the Broadcasting Business Bill contains transitory provisions that allow licenses under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NBC is not expected to adversely affect UBC's right to operate its existing pay-television business, as provisions in the Constitution, the Frequency Allocation Act and the current draft of the Broadcasting Business Bill clearly state that the contract is still valid until the expiration of the contract. However, any changes in the current regulatory regime in these areas by NBC may increase the regulatory burden and cause UBC to incur additional compliance costs. As the Broadcasting Business Bill has not been passed, and NBC has not been formally appointed, it is unclear what the regulatory burdens will be.

          The Frequency Allocation Act also provides that until the enactment of the Broadcasting Business Bill and the formal appointment of NBC, PRD and MCOT remain as the regulatory bodies responsible for broadcasting.

          The limit on foreign ownership is determined by the laws enacted under the Constitution. The Ministerial Regulation No. 13 issued under the RTB Act requires at least 50% Thai ownership. The current draft of the Broadcasting Business Bill sets the permitted foreign ownership to 25% of the total shares. It is unclear whether existing operators (in this case, UBC and UBC Cable) which continue to do business under the old concession and contract will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. As of August 29, 2003, 43.80% of UBC's shares were held by foreign investors. The current draft of the Broadcasting Business Bill also imposes a 15% single shareholder limit and requires that 75% of the directors of a licensed telecommunications operator be Thai nationals.

          However, the current draft of the Broadcasting Business Bill has been strongly opposed by the Radio and Broadcasting Professional Federation and the media industry, including UBC. Both the foreign shareholding and single shareholder limit in the current draft are being reviewed and recommendations for changes to the draft are being made by industry participants. The Council of State held a public hearing to consult with the media industry on July 21, 2002 and will hold meetings to gather comments before submitting the Broadcasting Business Bill to the Cabinet. There can be no assurances that the Broadcasting Business Bill will be adopted in the current form.

          As NBC has not yet been appointed, the existing regulations under the RTB Act are enforceable to the extent that such regulations are not contrary to the Frequency Allocation Act.

          Operators providing broadcasting services under the Broadcasting Business Bill are subject to the Trade Competition Act, as well as NBC regulations governing abuse of market power, fair competition and consumer protection, once such regulations are enacted.

Advertising. At present, the government of Thailand does not allow advertising over pay-television. The government does, however, permit advertising by free-to-air television. The concessions, which UBC and UBC Cable received from MCOT, also prohibit UBC from commercial advertising. However, as pay-television in Thailand expands from purely local content to include premium international programming, the cost of providing such services has risen significantly. With respect to content concerns, in UBC's request to the Thai regulators to permit UBC to carry advertising, UBC compared Thailand to other countries in the region with less restrictive pay-television advertising policies. The policies in these countries were actually less restrictive with advertising on pay-television than with free-to-air television, on the theory that foreign advertising can reach the entire television population on free-to-air television, while pay-television subscribers have the option of terminating their services.

REGULATION OF ANTI-COMPETITIVE PRACTICES IN THAILAND

          The Trade Competition Act (the "Competition Act") which came into effect on April 30, 1999, replaced the Price Fixing and Anti-Monopoly Act 1979 and attempts to find a new balance between encouraging the efficiency of monopolies, while at the same time ensuring there are sufficient checks to prevent unfair trade and competition. Under the Competition Act, the regulators have shifted their attention from controlling prices to controlling operator practices. Generally, all restrictive trade practices which create or may create a monopoly or reduce competition in the trade of goods and services are prohibited under the Competition Act. The Act does, however, permit certain practices which have the appropriate approval from the Trade Competition Committee. The Competition Act addresses specific anti-competitive activities such as (i) an abuse of dominant position; (ii) mergers and acquisitions; (iii) restrictive trade practices jointly undertaken by two or more operators; (iv) restrictive trade practices undertaken with an overseas business operator; and
(v) other restrictive practices. Contravention of the Competition Act carries penalties including the imposition of restrictions and compulsory restructuring.

          The Competition Act requires companies that had acted in a monopolistic manner or in a manner which, in relation to certain specific activities, reduced or eliminated competition, to submit a request to the Trade Competition Commission for the approval of such action. Requests relating to actions prior to April 30, 1999 were required to be submitted by July 28, 1999. The board of directors of UBC believed that the activities of UBC did not fall within the ambit of the Competition Act and, accordingly, that UBC was not required to submit such request.

          On September 4, 2000, the Trade Competition Commission ruled that the acquisition of UBC Cable in 1998 by UBC and the increase of UBC's subscription fee by 23% following the acquisition did not violate the Competition Act. The

Commission concluded that there was legitimate ground for UBC to increase its subscription fees as it was having financial difficulties and the operation of UBC and UBC Cable was considered to be the same unit.

CHINA

REGULATION OF THE INTERNET IN CHINA

          Overview. At present, the operation of telecommunications businesses, including internet related businesses, in the People's Republic of China is subject to extensive regulation by the government. The Ministry of Information Industry is the primary regulator of internet businesses, with other government authorities also participating in the regulation of foreign investment, advertising, security, encryption and content.

          Internet Access and Information Services. Both internet access and internet information services in China are governed by the Telecommunications Regulations. The Catalog of Classes of Telecommunications Businesses that is part of the Telecommunications Regulations provides that internet access and internet information services are value added telecommunications businesses. Internet access services can be operated by any non-foreign invested domestic Chinese company, regardless of whether such company is state owned, as long as such company has received a permit from the Ministry of Information Industry or its relevant local counterpart.

          Internet information service provider is defined by the Administrative Measures on Internet Information Services as an entity that engages in "providing information to on-line users through the Internet." Internet information service providers who are compensated for their services are required to obtain a permit from the relevant local counterpart of the Ministry of Information Industry. Those who provide such services without compensation are required to file with the appropriate governmental authority; "without compensation" has been narrowly interpreted by officials to apply only to not-for-profit governmental or charitable organizations.

          The Administrative Measures on Internet Information Services also sets forth a list of prohibited types of content. Internet information service providers are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites. Some of the specific types of prohibited content are vague and subject to interpretation and, therefore, the potential liability of internet information service providers is unclear.

          Internet information service providers are subject to an array of other regulations with respect to types of content and services, for which providers must obtain approval from various agencies. In particular, in June 2002 the State Press and Publication Administration and the Ministry of Information Industry issued the Interim Regulations on Internet Publishing requiring all entities engaging in internet publishing be approved by the State Press and Publication Administration. internet publishing is broadly defined in the interim regulations, and it is currently unclear whether all internet information service providers will require approval from the State Press and Publication Administration. Furthermore, the Ministry of Culture recently issued the Interim Regulations on the Administration of Internet Culture, which became effective on July 1, 2003, requiring internet information service providers that provide a range of "cultural activities" to obtain the Ministry's specific approval. "Internet cultural activities" are broadly defined to include, inter alia, producing, reproducing, importing, wholesaling, retailing, leasing and coordinating internet cultural products. These products include audio-visual products, game products, art products and other cultural products. As new regulations about specific types of content are still being issued, certain types of content for which approval is not now required may require approval in the future. In addition, because of the lack of specificity in some of these regulations, it is not always clear if the activity engaged in by a specific internet information service provider actually requires approval.

          Foreign Investment. Upon the People's Republic of China's accession to the World Trade Organization on December 11, 2001, and due to commitments made in connection with its accession, foreign investment in certain telecommunications businesses is now permitted. Foreign investment is governed by the Provisions on the Administration of Foreign Invested Telecommunications Enterprises and restrictions that comply with the commitments made are set forth in the Foreign Investment Industrial Guidance Catalogue issued by the former State Development Planning Commission and the former Ministry of Foreign Trade and Economic Cooperation on March 11, 2002. Foreign investment in companies providing value added telecommunications services is permitted upon accession subject to a 30% limit on foreign equity ownership and a geographic limitation of services to the cities of Beijing, Shanghai and Guangzhou. In the second year after accession (before December 12, 2003), foreign investment in value added telecommunications services will be increased to 49% equity ownership and the geographical scope will be extended to 17 cities. Two years after accession, foreign investors may own up to 50% of a value added telecommunications services' equity, and all geographic restrictions will be lifted.

          The Administration of Foreign Invested Telecommunications Enterprises set forth the minimum capital requirements and approval procedures for establishing a foreign invested telecommunications enterprise. A foreign invested telecommunications enterprise providing value added telecommunications services in more than one province must have a registered capital of at least Renminbi Yuan ("Rmb") 10 million, and its establishment must be approved by the Ministry of Information Industry. If a foreign invested telecommunications enterprise provides value added telecommunications services only within one province, the minimum registered capital is Rmb 1 million, and approval is required by the relevant local counterpart of the Ministry of Information Industry. It is unclear whether internet information service providers, whose services can be accessed from anywhere, will be subject to the requirements for foreign invested telecommunications enterprises operating in more than one province or only if their offices, services and/or other facilities are located in more than one province. In addition to approval by the Ministry of Information Industry or its relevant local counterpart, the establishment of a foreign invested telecommunications enterprise must be approved by the Ministry of Foreign Trade and Economic Cooperation or its relevant local counterpart.

          All value added telecommunication service providers, whether foreign invested telecommunication enterprises or domestic companies, must obtain an operating permit from the Ministry of Information Industry or its relevant local counterpart.

4.C.     ORGANIZATIONAL STRUCTURE

          Naspers Limited is the ultimate parent of the Naspers group. Its shares are listed on the JSE Securities Exchange South Africa under the symbol "NPN", and its ADSs are listed on the Nasdaq National Market under the symbol "NPSN".

          The following organizational chart presents a detailed Naspers' group structure and the legal ownership of some of Naspers' significant subsidiaries, by economic interest (excluding interests held by employee share trusts).

                                                ORGANIZATIONAL CHART

    -------------------------------------------------------------------------------------------------


                                                    ---------------
                                                    |             |
                                                    |   NASPERS   |
                                                    |             |
                                                    ---------------
                                                           |
                                                           |
    ----------------------------------------------------------------------------------------------------------------------
    |                                     |                                 |              |               |              |
    |                                     |                                 |              |               |              |
    |                               --------------                   -------------- --------------- -------------- ---------------
    |                               | Subscriber |                   | Technology | | Print Media | |    Book    | |   Private   |
    |                               | Platforms  |                   |            | |             | | Publishing | |  Education  |
    |                               |            |                   |            | |             | |            | |             |
    |                               --------------                   -------------- --------------- -------------- ---------------
    |                                     |                                 |              |               |              |
    |                       --------------------------------           100% |         100% |          100% |        93.5% |
    |                       |             |                |               \|/            \|/             \|/            \|/
    |               --------------  --------------  --------------   -------------- --------------- -------------- ---------------
    |               |    Pay-    |  | Instant    |  |  Internet  |   |   Irdeto   | |  Media 24   | |  Nasboek   | |   Educor    |
    |               | television |  | Messaging  |  |            |   |   access   | |             | |            | |             |
    |               |            |  |            |  |            |   |            | |             | |            | |             |
    |               --------------  --------------  --------------   -------------- --------------- -------------- ---------------
    |                       |             |                    |
    |                       |             | 46.5%              |
    |                       |             |                    |
    |                       |       --------------             |       \--------------------
    |                       |       |tencent.com |             |--------| M-Web  Holdings  |
    |                       |       |            |             | 100%  /|        (Africa)  |
    |                       |       --------------             |        --------------------
    |                       |                                  |
    |                       |                                  |
    |                       |      \--------------             |
    |                       |-------| MultiChoice|             |       \--------------------
    |                       | 100% /|   Africa   |             |--------|     M-Web        |
    |                       |       | (Pty)Ltd[2]|               100%  /|   Thailand[6]    |
    |                       |       --------------                      --------------------
    |   --------------      |         |
    |  \|            |/     |         |       ---------------
    |--/|   M-Net    |------|---------|      \| MultiChoice |
31.94%  |            |\     |22.5%[1] |-------| Africa Ltd  |
    |   --------------      |         | 100% /|    [3]      |
    |                       |         |       ---------------
    |   --------------      |         |
    |  \|   Super    |/     |         |
31.94%-/|   Sport    |------|---------|
    |   |            |\     |22.5%[1]
        --------------      |
                            |      ---------------
                            |     \|             |
                            |----- |   NetMed    |
                           84.7%  /|             |
                            |      ---------------
                            |             |
                            |             |
                            |             |     \  -----------------
                            |             |-----   |               |
                            |             |     /  |   Greece      |
                            |             |various -----------------
                            |             |  [4]
                            |             |
                            |             |     \  -----------------
                            |             |-----   |               |
                            |             |     /  |    Cyprus     |
                            |               35.1%  -----------------
                            |                [5]
                            |      --------------
                            |     \|            |
                            |----- |    UBC     |
                            |     /|            |
                             31.1% --------------


(1) Includes M-Net and SuperSport International shares held in the Phutuma Futhi Share Scheme. Assuming full conversion under the Phutuma Futhi Share Scheme, the ownership is 10.4%.


(2) MultiChoice Africa (Proprietary) Limited is held directly by MIH Holdings Limited. The pay-television operations in South Africa are conducted through MultiChoice Africa (Proprietary) Limited.


(3) MultiChoice Africa Limited is held through Myriad International BV, a wholly-owned subsidiary of MIH Holdings Limited, and owns interests in various subsidiaries that operate pay-television businesses in Sub-Saharan Africa.


(4) The operations in Greece are conducted through NetMed Hellas SA and MultiChoice Hellas SA. NetMed Hellas is an indirectly wholly-owned subsidiary of MIH Holdings Limited. NetMed NV, through Myriad Development BV, owns 53% of MultiChoice Hellas.


(5) The operations in Cyprus are conducted through MultiChoice Cyprus, of which 50.9% is owned by MultiChoice Cyprus Holdings Limited. NetMed has a 69.04% interest in MultiChoice Cyprus Holdings Limited.


(6) M-Web Thailand is an indirect wholly-owned subsidiary of MIH Limited. M-Web Thailand has a number of operating subsidiaries, including a 62.5% interest in Internet Knowledge Service Centre Company, a Thai holding company that holds a majority stake in KSC Commercial Internet Company Limited.

          The following table presents each of Naspers' significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers as of March 31, 2003.



                                                    PERCENTAGE                                              COUNTRY OF
NAME OF SUBSIDIARY                                 OWNERSHIP(1)   BUSINESS                                  INCORPORATION
-------------------                                ------------   ----------                                --------------
SUBSCRIBER PLATFORMS
   MIH Investments (Proprietary) Limited                 100.00   Holding company                           South Africa
   MIH Holdings Limited                                  100.00   Holding company                           South Africa
   MIH (BVI) Limited                                     100.00   Holding company                           British Virgin Islands
   MultiChoice Africa (Proprietary) Limited              100.00   Pay TV operator in South Africa           South Africa
   MultiChoice Africa Limited                            100.00   Pay TV operator in Sub-Saharan Africa     Mauritius
   NetMed NV                                              84.70   Holding company in the Mediterranean      The Netherlands
   NetMed Hellas SA                                       84.70   Content provider in Greece                Greece
   MultiChoice Hellas SA                                  44.90   Pay TV operator in Greece                 Greece
   MultiChoice Cyprus Limited                             29.90   Pay TV operator in Cyprus                 Cyprus
   M-Web Holdings (Pty) Limited                          100.00   Internet content provider in Africa       South Africa
   M-Web (Thailand) Limited                              100.00   Internet service provider in Thailand     Thailand
   Internet Knowledge Service Centre Company Limited      62.50   Holding company in Thailand               Thailand
   M-Web China (BVI) Limited                             100.00   Internet content provider in China        British Virgin Islands
   Tencent (BVI) Limited                                  46.50   Instant messaging platform in China       British Virgin Islands
TECHNOLOGY
   Irdeto Access BV                                      100.00   Pay TV content protection technology      The Netherlands
   Entriq Inc                                            100.00   Media management and protection           United States of
                                                                    technology                                America
PRINT MEDIA
   Media24 Limited                                       100.00   Print Media                               South Africa
   Paarl Media Holdings (Proprietary) Limited             73.68   Print Media                               South Africa
BOOK PUBLISHING
   Nasboek Limited                                       100.00   Book publishing                           South Africa
PRIVATE EDUCATION
   Educor Limited                                         93.50   Adult training and higher education       South Africa

___________

(1) The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

4.D.     PROPERTY, PLANTS AND EQUIPMENT

          Naspers, Media24 and Nasboek have their corporate offices in Cape Town. MIH Holdings has major corporate offices in Hoofddorp (The Netherlands) and Johannesburg (South Africa). Educor's corporate offices are located in Johannesburg.

          The following table summarizes certain information regarding the principal facilities of the Naspers group as of August 30, 2003:



                                                 LOCATION                                 SIZE
   DESCRIPTION/USE                               (IN SOUTH AFRICA, UNLESS NOTED)          M SQR    OWNED/LEASED
   -----------------                             -------------------------------          -----    ------------
Media24/Nasboek offices                          Cape Town                                 32,500     Owned
Printing & offices                               Milnerton, Cape Town                      27,000     Owned
Warehouse (On the Dot)                           Bellville, Cape Town                      25,973     Owned
ICG offices (Educor)                             Cape Town                                  6,000     Owned
Printing                                         Johannesburg                               8,835     Owned
Head office                                      Johannesburg                               5,500     Owned
Subscription television office                   Johannesburg                              20,400     Leased
Eduworld conference facility                     Johannesburg                             241,110     Owned
Educor finance                                   Johannesburg                              60,000     Owned
Allenby Centurion (Educor)                       Johannesburg                              16,800     Owned
Allenby East Rand                                Johannesburg                              19,800     Owned
Damelin Walmer                                   Port Elizabeth                            10,800     Owned
Damelin Randburg                                 Johannesburg                              35,000     Leased
Milpark Business School (Educor)                 Johannesburg                              11,400     Owned
Midrand Graduate Institute facility              Johannesburg                             141,132     Owned
Printing & offices                               Paarl                                     22,000     Owned
Printing & offices                               Montague Gardens, Cape Town               77,179     Owned
General and technology office                    Hoofddorp, the Netherlands                 7,136     Leased
Subscription television office                   Athens, Greece                            13,555     Leased
Subscriber Internet Office                       Cape Town                                  9,765     Leased
Subscriber Internet Office (M-Web Thailand)      Bangkok, Thailand                          3,035     Leased
Technology Office (Irdeto Access)                Poway, California                          6,665     Leased
Subscriber Internet Office (Tencent)             Shenzhen, China                            6,900     Leased
Technology Office (Entriq)                       Carlsbad, California                       3,026     Leased
Warehouse (Nasboek)                              Umtata                                     4,875     Owned


ENVIRONMENTAL MATTERS

          Naspers' operations are subject to various environmental laws and regulations. Environmental legislation authorizes administrative bodies to impose certain control measures and may require businesses whose activities may have an impact on the environment, to obtain permits to legalize those activities. Non-compliance with such control measures and permits will generally lead to criminal or civil liability, as the case may be. In addition, South African environmental management legislation imposes a duty of care and remediation of environmental damage on every person who causes, has caused or may cause significant pollution or degradation of the environment, requiring these persons to take reasonable measures to prevent pollution or degradation of the environment from occurring, continuing or recurring. Naspers has developed an environmental management policy that is applicable to all its business units, with the objectives of implementing and integrating an environmental management system in all of Naspers' business activities. The policy provides for the compliance with all existing environmental legislation and internal standards. Naspers is in compliance in all material respects with all applicable environmental requirements. However, certain Naspers ongoing operations, particularly the printing business, may expose it to the risk of liabilities with respect to environmental matters, and material costs may be incurred in connection with such liabilities, if Naspers fails to comply with applicable environmental requirements.

          While Naspers is not aware of any material environmental claims pending or threatened against it, and Naspers does not believe that it is subject to any material environmental remediation obligations, it cannot assure you that a material environmental claim or compliance obligation will not arise in the future.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis of Naspers' financial condition and results of operations should be read in conjunction with Naspers' consolidated financial statements and related notes included elsewhere in this annual report.

          The Naspers consolidated financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or "South African GAAP", which differ in certain significant respects from accounting principles generally accepted in the United States, or "U.S. GAAP". See note 40 to Naspers' consolidated financial statements for a reconciliation between South African GAAP and U.S. GAAP with regard to Naspers' net income loss and shareholders' equity, and the related description of the principal differences between South African GAAP and U.S. GAAP as they relate to Naspers.

5.A.    OPERATING RESULTS

INTRODUCTION

          Naspers was incorporated in 1915 under the laws of the Republic of South Africa. Naspers is a multinational media company with its principal operations in pay-television and internet subscriber platforms, and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. Naspers' activities are conducted through subsidiaries, joint ventures and associated companies. Naspers' most significant operations are located in South Africa, with other significant operations located in Sub-Saharan Africa, Greece, Cyprus, Thailand, China and The Netherlands. The group disposed of its interest in OpenTV during the 2003 fiscal year. The activities undertaken by Naspers' business segments are described below.


SUBSCRIBER PLATFORMS

PAY-TELEVISION

          In Africa, MultiChoice Africa provides television and subscriber management services to analog and digital pay-television platforms in countries throughout Africa (other than in South Africa, where such services are provided by MultiChoice South Africa) and the adjacent Indian Ocean islands. The television service comprises a variety of direct-to-home digital satellite television (DStv) bouquets (the term used to describe the channels offered by a pay-television provider on a given platform) and terrestrial analog networks. The digital service consists of some 54 video channels, seven data channels and 56 audio channels. The aggregate subscriber base in Africa was approximately 1.3 million households as of March 31, 2003. The pay-television market in South Africa is now relatively mature. The digital base in Africa grew by 130,990 subscribers to 923,960 for the 2003 fiscal year and now accounts for 71% of the total number of subscribers on the African continent, establishing a solid platform for the roll-out of interactive television, or "iTV", services. Growth in revenue from digital subscribers was in part offset by the churn in analog subscribers (churn is the percentage of customers who terminate their subscription in a given period).

          M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net has output deals with film and television studios, enabling it to screen the best quality movies, series and miniseries. M-Net compiles ten channels for broadcast on the KU-band in South Africa, eight of which are also transmitted to viewers in the rest of Africa via C-Band and W4 KU-band. SuperSport produces three 24 hour-a-day channels for DStv, covering more than 100 different genres of sport. SuperSport has a new pan-African sports channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis was offered on other SuperSport channels.

          MultiChoice Africa also has direct investments with fully staffed offices for pay-television in Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania, and MultiChoice South Africa in Namibia and Botswana.

          In the Mediterranean, NetMed NV operates analog and digital platforms in Greece and an analog platform in Cyprus. The total number of pay-television subscribers for the Mediterranean region amounted to 310,169 households as of March 31, 2003 compared to 317,725 households as of March 31, 2002. In October 2001, Alpha Digital entered the pay-television market in Greece and launched a 20-channel pay-television service. This contributed to the decline in the analog subscriber base in Greece during the 2002 fiscal year. In September 2002, Alpha Digital went into liquidation leaving NetMed as the only pay TV operator in Greece. However, NetMed's subscriber numbers did not recover when the commercial TV company, AST, took over the contract with the majority of A Division Greek football teams. NetMed's analog subscriber base in Greece further declined from 164,920 subscribers as of March 31, 2002 to 115,985 subscribers as of March 31, 2003. However, Nova (the digital television service), maintained its leading position in the region by increasing its subscriber base from 100,313 subscribers as of March 31, 2002 to 139,748 subscribers as of March 31, 2003. In October 2001, Antenna, a leading free-television operator in Greece, joined forces with NetMed by acquiring a minority equity stake in NetMed. As part of this strategic alliance, Antenna provides NetMed with local thematic programming from its extensive libraries.

          On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement, a share sale agreement, a shareholders agreement and a letter of guarantee, and on September 13, 2002, related parties entered a subscriber conversion agreement, the collective effect of which was that Fidelity agreed to acquire a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment of an amount which was to be calculated with reference to the value of a subscriber base to be transferred to NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and Myriad believed that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.

          An agreement was reached on June 19, 2003, in terms of which S.A. and its subsidiaries exchanged their equity interest in MultiChoice Hellas in return for approximately (euro)6.6 million in cash and a 12.8% equity interest in NetMed. The completion of this transaction is subject, among other things, to approval of the Greek Competition Committee.

          In Asia, MIH Holdings owns 31.1% of UBC, the leading pay-television provider in Thailand. UBC's digital satellite and analog cable services both provide the same 50 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels. Channels shown on UBC's pay-television systems include UBC Asian Movies, InsidE, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, along with exclusive major international events.

INTERNET

          M-Web Holdings has developed a leading position in the South African market, ending the 2003 fiscal year with 247,800 dial-up subscribers and 2,900 hosted clients. M-Web Holdings' "anytime, anywhere" philosophy enables its subscribers to access its content platforms via television, internet and wireless technologies. M-Web Holdings' management continues to focus on reducing costs and losses, growing revenues and driving the business to profitability.

          M-Web Thailand, Naspers' internet platform in Thailand, is the leading local content service provider in Thailand and consists of nine consumer focused web sites. Naspers has an indirect interest in a Thai ISP, KSC Commercial Internet Company Limited, or "KSC Comnet".

          Naspers' principal investment in China is a 50% interest in Tencent. Tencent provides innovative community, real-time communications, entertainment, content wireless and professional services based on the market leading consumer instant messaging platform known as "QQ" in China. Platform services are also deployed in Taiwan, Hong Kong, Macau, Japan and Thailand.

          Media24 and Nasboek have developed internet initiatives which draw upon their existing areas of expertise, such as news, property and book retailing. These initiatives include www.news24.co.za and www.kalahari.net.


PRINT MEDIA

          Media24 Limited, Naspers' print media subsidiary, publishes, prints and distributes a large number of newspapers and magazines in South Africa. Media24 has significant office and printing facilities in Cape Town, Paarl and Johannesburg, and distribution facilities and infrastructure located throughout South Africa. Media24 publishes approximately 60 newspaper and 30 magazine titles.

TECHNOLOGY

          Naspers' subsidiary, Irdeto Access, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access has been providing encryption technology for more than 30 years, and specializes in designing, developing and marketing end-to-end solutions to manage and protect content from unauthorized access in both the television broadcast and internet environments. Irdeto Access provides conditional access (CA) products to 91 clients in more than 37 countries, and has issued over nine million smartcards to subscribers. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. The deployment of Irdeto Access' products in China, a significant new market, has increased to a total of 25 customers.

          Naspers' subsidiary Entriq, which is in the early phase of development, offers products and services to fill the traditional needs of pay media clients while guiding them into broadband and attracting the business of new broadband-specific players. Entriq is actively pursuing customers who are looking to sell and protect content on the internet. As broadband penetration increases, the opportunities to offer products in this sector also grow.

BOOK PUBLISHING

          Nasboek is a leading South African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats. Nasboek controls a number of different businesses operating as independent business units in two segments. The publishers and agents segment includes general, religious, educational and academic publishers as well as digital content providers. The traders and distributors segment includes traditional niche academic and religious bookstores, book and music clubs as well as warehousing and distribution services.

PRIVATE EDUCATION

          Educor Limited offers face-to-face full-time, part-time and block release educational programs, as well as e-learning and distance learning education and training programs at its campuses and training centers across South Africa. These services are available for distance, secondary and higher education learning and corporate training.

DISCONTINUING OPERATIONS

          On August 27, 2002, MIH Limited and OTV Holdings Limited "OTVH" sold OTVH's holding of 365,460 Class A ordinary shares and 30,206,154 Class B ordinary shares in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately U.S. $46.2 million in cash, before transaction costs of approximately U.S. $ 15 million, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited's interest in OpenTV was held through OTVH, a wholly owned subsidiary of MIH Limited. In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies in consideration for a payment of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. For more information, please see the section called "Business--History and Development" and "Legal Proceedings" for a description of certain litigation relating to the transaction. Both payments of $4.5 million and $17 million were expensed for South African GAAP and U.S. GAAP.

          OpenTV is a leading interactive television company and provides software, content and applications and professional services that enable digital television network operators to deliver and manage interactive television services on all major digital television platforms. OpenTV's business has historically been closely aligned with Naspers' core subscription platform business. More recently, OpenTV has diversified into new business activities, including the development of an interactive software application suite and games channels. This new growth phase steered OpenTV on a course away from Naspers' core business activities. Against this background, Naspers decided to sell its investment in OpenTV. Operational contracts and other arrangements between OpenTV and Naspers' pay-television businesses will continue largely unchanged.

          OpenTV has been treated as a discontinuing operation in Naspers' financial statements for the three fiscal years ended March 31, 2003.

OPERATING RESULTS

          A key strategy of the Naspers group over the past five years has been to seek potential opportunities in global markets to ensure growth in its subscriber platform business segment for television, the internet and interactive services. Consequently, significant losses have been incurred as MIH Holdings invested heavily in these businesses in an effort to increase their growth. Naspers has incurred significant operating losses for the four fiscal years ended March 31, 2002. In the fiscal year ended March 31, 2003, Naspers returned to profitability with an operating profit of Rand 30.3 million, or U.S. $4.4 million, as the profitability of Naspers' subscriber platform businesses increased significantly. The current global economic slowdown and other difficulties around the world may impact the level of operating profits at Naspers in the future. Naspers intends to drive its remaining loss-making businesses to profitability by reducing costs and increasing revenues as Naspers' developing businesses achieve critical mass.

          Naspers' operating results are affected by a number of items, including the number of households subscribing to its television platform and internet access services, the circulation of its newspapers and magazines, the number of students enrolling for educational courses, the level of advertising across its various media products, the number of books published and sold, seasonality, general economic conditions, competition, regulatory developments and fluctuations in foreign exchange rates. Foreign exchange rates can have a significant effect on Naspers' reported earnings as it generates revenues predominantly in the local currencies of the countries in which it operates, while a substantial portion of its expenses are incurred in U.S. dollars and Euros.

Revenues. Revenues comprise television and internet subscription revenue (54.8%), hardware sales (4.2%), technology revenue (3.4%), circulation revenue (5.6%), advertising revenue (10.1%), printing and distribution fees (6.4%), revenue from the publishing and sale of books (5.6%), tuition fees (4.2%), e-Commerce revenue (1.5%) and other revenues (4.1%). Naspers' primary source of revenue is subscriber revenue. Hardware sales relate to revenue generated from the sale, rental and maintenance of set-top boxes. Technology revenues include revenue generated from conditional access systems. Circulation revenue includes the cover price revenue received from the sale of newspapers and magazines. Advertising revenues include revenue received for advertisements placed in Naspers' newspapers, magazines, internet sites and on television. Printing and distribution revenue consists mainly of fees received from the printing and distribution of newspapers, magazines, books and related products. Tuition fees include the course fees paid by students to participate in the various educational courses and programs offered by Educor. Other revenues include mainly revenue relating to the sale of rights to backhaul charges, certain e-commerce services and finance service fees.

Cost of Providing Services and Sales. The cost of providing services and sales includes programming content, editorial and content, subscriber management, set-top box purchase, transmission, printing, distribution and teaching costs. Programming costs include the cost of licensing third party programs and the production cost of programs produced by the Naspers group, as well as the amortization of programming rights for sporting events and films. Editorial and content costs include the cost of acquiring content from third party content providers for the Naspers group's internet services, books, magazines and newspapers, as well as the employment and related costs of journalists employed by Naspers and other content creators. Subscriber management costs include the direct cost of servicing and maintaining equipment installed at subscribers' homes and the cost of providing customer service. Set-top box purchase costs include the purchase of set-top boxes by Naspers for use, lease or resale to customers. Transmission costs consist of transmission, uplinking and backhauling charges paid by subsidiaries in the Naspers group to various satellite vendors under operating lease agreements. Printing costs include raw materials such as paper and ink, and other direct costs relating to the printing process. Distribution costs include storage costs and the costs relating to a large delivery vehicle fleet. Teaching costs include mainly employment and related costs of Educor's lecturers and teachers who run Educor's educational programs and courses, and the related course material costs.

Selling, General and Administration Expenses. These costs include overhead costs from various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable, accounts payable and human resources departments.

Depreciation and Amortization. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of Naspers' tangible property, plant and equipment, including buildings, transponders, set-top boxes, manufacturing plant and equipment, vehicles and office equipment and assets under capital leases.


                          CRITICAL ACCOUNTING POLICIES

          Naspers' consolidated financial statements include the financial statements of Naspers and its subsidiaries. These financial statements are prepared in conformity with South African GAAP and include a reconciliation of consolidated net income and consolidated shareholders' equity to their equivalents under U.S. GAAP. South African and U.S. GAAP require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Naspers evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an ongoing basis. Naspers bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          Naspers believes that the following accounting policies are its critical accounting policies, all of which have been discussed with the audit committee:

REVENUE RECOGNITION

          Naspers derives its revenues mainly from pay-television and internet subscription fees, set-top box sales and rentals, technology licensing, advertising, the sale of newspapers, magazines, books and related media products, the distribution of newspapers, magazines, books and other products, tuition fees and various related services.

SUBSCRIBER PLATFORMS

          Pay-television and Internet subscription fees are earned over the period the services are provided.

Subscription Revenue. Subscription revenue arises from the monthly billing of subscribers for the digital or analog pay-television services provided by the Naspers group. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is credited to a forward billing account and recognized in the month the service is provided. The service is terminated if the account is in arrears for more than 22 days. No further revenue is recognized after the date the service is terminated. Subscription services are sold separately from set-top boxes.

Hardware Sales. Set-top boxes are required to be used by subscribers to Naspers' pay-television platforms to decrypt the encrypted digital or analog signal sent to their television sets. Set-top boxes are sold by Naspers to retailers, distributors and to the general public. Distributors act as wholesalers to installers of satellite reception equipment and are not permitted to supply set-top boxes to retailers or direct to the public. Retailers sell the set-top boxes direct to the public. The Naspers group recognizes revenue from the sale of set-top boxes once the conditions in those of Staff Accounting Bulletin 101 of the U.S. Securities and Exchange Commission have been met. Those conditions include: (1) persuasive evidence of an arrangement between a subsidiary of Naspers and the retailer, distributor or general public, (2) the set-top box having been delivered to an approved retailer or distributor or the general public, (3) collectability of revenue from the approved retailer or distributor or the general public being reasonably assured and (4) a fixed and determinable price for the equipment being agreed. Similar conditions are applicable to the recognition of set-top box maintenance revenue. In addition, some of the analog set-top boxes are sold on a consignment basis through a network of agencies. Revenue is only recognized when the stock is on-sold by the agency to a third party.

Revenue from Technology Licensing and Other Services. Revenue from technology licensing and other services is recorded upon the delivery of products and the customer accepting the products, or upon the performance of the services. Advertising revenue is recognized upon screening over the period of the advertising contract. The amount recognized is net of any amounts payable to the advertising agency or to the channels which screen the advertising.

INSTANT-MESSAGING SERVICE

          Instant messaging revenue represents Naspers' share of the revenues from activities related to instant messaging services (IMS) which consists of delivering value-added services and other related products to mobile phone and computer users. Revenues are calculated by reference to a number of co-operative arrangements with several mobile phone operators, as the group does not currently have the ability to estimate the level of sales revenues in the periods in which they are generated in a timely manner. IMS revenue is therefore recognized primarily based on receipt of monthly statements from those operators. The revenue is recognized net of the mobile phone operators' share of revenue, and estimated uncollectible amounts relating to operators' transmission and billing problems because Naspers considers those operators to be the primary obligors in the information transmission and delivery process.

PRINT MEDIA

          Advertising revenue is recognized upon publication over the period of the advertising contract. Naspers recognizes revenue from the sale, distribution and printing of magazines and newspapers upon delivery of the products, the customer accepting the products, the collectability of the revenue being reasonably assured and a fixed and determinable price being agreed.

TECHNOLOGY

Royalties. Certain Naspers group companies produce encryption technology that is embedded in third-party set-top boxes. Naspers recognizes royalties from the licensing of such technology to third-parties upon notification of receipt of set-top box shipments from licensees. For non-refundable prepaid royalties, Naspers recognizes revenue upon delivery provided that all other requirements of Statement of Position No. 97-2, Software Revenue Recognition, are met.


Professional Services. Professional services revenues from software development contracts of less than six months duration are generally recognized using the completed contract method. Revenue from longer term contracts is generally recognized using the percentage of completion method, provided there is an insignificant amount of risk associated with customer acceptance. Revenue earned for professional services that have a significant amount of risk associated with customer acceptance is recognized based on the completed contract method.

Licenses. Naspers recognizes product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivable is probable.

Software Development Contracts. Revenue from software development contracts of less than six months' duration is recognized using the completed contract method and for longer-term contracts generally using the percentage of completion method. Under the percentage of completion method, the extent of progress towards completion is measured based on actual costs incurred as a proportion of total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenues from integration services and software development contracts are included in other revenues.

          For contracts with multiple obligations (for example, maintenance and other services), where vendor specific objective evidence of the fair value of the unperformed obligation exists, the Naspers group recognizes revenue for the performed obligations based upon the residual contract value. The amount of revenue recorded in fiscal year 2003 that contained multiple elements was minimal. For revenue allocated to consulting services and for consulting services sold separately, Naspers recognizes revenue as the related services are performed.

BOOK PUBLISHING

          Naspers recognizes revenue from the publication, sale and distribution of books and related products upon delivery of the products, the customer accepting the products, the collectability of revenue being reasonably assured and a fixed and determinable price being agreed.

PRIVATE EDUCATION

          Tuition fees are recognized on a straight line basis over the term of the applicable course.

          Naspers believes that revenue recognition is a critical accounting policy because of the inherent judgments required to be made by management, including assumptions on customer lives, collectibility and others which influence the bases for and timing of recognizing revenue. Changes in these assumptions may materially affect Naspers' revenue as well as the amount of net income or loss.

DOUBTFUL ACCOUNTS

          Naspers reviews its doubtful accounts on a monthly basis for estimated losses resulting from the inability of its customers to make the required payments. The Naspers group's customer base is dispersed across many geographic areas and is primarily residential in nature. Naspers generally does not require collateral from its customers. The Naspers group analyzes, among other things, historic bad debt experience, customer credit worthiness, current economic trends in each country where its customers are located and customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Naspers group's customers was to deteriorate, resulting in an impairment in their ability to make payments, additional charges may be required. The estimate may also change if the Naspers group experiences significant service failures or the number of disputes with customers increases significantly.

          Naspers believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the estimated level of doubtful debts may materially affect net income. The estimate for doubtful accounts is a critical accounting estimate for all of Naspers' segments. Over the past two fiscal years, the provision for doubtful accounts represented approximately 23.7% to 24.5% of trade accounts receivable. The net bad debt expense as a percentage of sales in 2003 and 2002 was

0.4% and 0.5%, respectively. A 0.1% increase in bad debt expense as a percentage of sales would decrease operating and net income by approximately Rand 11.2 million.

          The increase in the level of doubtful debts in the current fiscal year is a result of the provision at NetMed Hellas, a subsidiary of Naspers, mainly remaining the same as that in the prior year with a decrease in the level of overall trade receivables. NetMed Hellas operates in Greece where there are stringent conditions in place before any debts can be written off. The provision can only be utilized when certain legal requirements are met and at such time the provision will decrease.

          Naspers anticipates that the provision for doubtful accounts will decrease from the current levels of approximately 24.5% of trade receivables when the legal requirements to write-off relevant debts at NetMed Hellas have been met.

VALUATION OF INVESTMENTS IN PRIVATELY-HELD COMPANIES

          The Naspers group invests in equity and debt instruments of privately-held companies for the promotion of business and strategic objectives. Naspers typically does not attempt to reduce or eliminate the market risks inherent in these investments. Naspers performs periodic reviews of its investments for impairment. Naspers' investments in privately-held companies are considered to be impaired when a review of the operations of the company and other indicators of impairment suggest that the carrying value of the investment is not likely to be recoverable. Such other indicators include, but are not limited to, limited capital resources, the need for additional financing and the liquidity of the related securities. Impaired investments in privately-held companies are written down to estimated fair value, which is the amount Naspers believes is recoverable from its investments based on discounted cash flows or appraisals.

          Naspers believes that the accounting estimate related to the valuation of investments in privately-held companies is a critical accounting estimate because changes in the carrying value of such investments can materially affect net loss and the value of long-term privately-held equity investments recorded in its balance sheet.

          Naspers did not record any impairments on its investments in privately-held companies during fiscal year 2003 as no impairments were identified. During fiscal year 2002, Naspers wrote off Rand 26.2 million in respect of such investments. Under South African GAAP Naspers also did not record any write-backs during fiscal year 2003 of previously recorded impairments on its investments.

USEFUL LIFE OF PROPERTY, PLANT AND EQUIPMENT

          Naspers calculates depreciation of property, plant and equipment on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on existing physical wear and tear, economic and technical ageing, legal or other limits on the use of the asset and obsolescence. If some of these factors were to deteriorate materially, impairing the ability of the asset to generate future cash flows, Naspers may accelerate depreciation charges to reflect the remaining useful life of the asset or record an impairment loss.

          Leased transponders and transmitters, which are held in the subscriber platforms--pay-television segment, represent approximately 53.4% (2002: 55.0%) of Naspers' property and equipment as of March 31, 2003. All of the Naspers group's current transponder leases are capitalized and amortized over their expected useful life because the term of the lease covers at least 75% of the transponder's estimated useful life. The expected useful life of the transponders leased by the Naspers group is between 10 and 12 years.

          The useful life of satellite transponders depends upon various factors. These factors include the success of the launch and the amount of fuel required for the satellite to be placed in the correct orbital location. In addition, various factors can impact on a transponder satellite's useful life once it is in orbit. Satellites are, however, designed with operational redundancies that may minimize or eliminate service disruptions if a critical system fails. These may include backup and separate on-board propulsion systems, backup transponders and conservative system margins.

          Naspers considers this to be a critical accounting policy because the impairment of the ability of Naspers' property, plant and equipment to generate future cash flows would, depending on the asset, have a material impact of the value of the property, plant and equipment stated on Naspers' balance sheet and may decrease Naspers' profitability. Naspers has had no significant impairment of property, plant and equipment in recent years.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

          Naspers depreciates and amortizes intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful life.

          The Naspers group evaluates the carrying value of its tangible and intangible assets whenever indicators of impairment exist. South African GAAP requires that if the sum of the discounted future cash flows expected to result from the asset is less than the reported value of the asset, an asset impairment charge must be recognized in the financial statements. The amount of the impairment to be recognized is the amount by which the carrying value of the asset exceeds its fair value.

          Naspers believes that the accounting estimate relating to asset impairment is a critical accounting estimate because (1) it is highly susceptible to change from period to period because it requires Naspers' management to make assumptions about future sales volumes and the cost of providing services over the life of the asset and discount rates for media-based businesses in emerging markets and (2) recognizing an impairment could have a material impact on the value of the intangible assets reported on the Naspers group's balance sheet and the level of its net loss. Management's assumptions about future sales volumes and prices and discount rates involve significant judgement as many of Naspers' businesses are in the start-up phase and consequently actual sales prices and volumes have fluctuated in the past and are expected to continue to do so in the future.

          As discussed in the notes to Naspers' consolidated financial statements, Naspers operates in six segments, one of which is the internet segment. Naspers reviewed its internet segment for impairment as of March 31, 2003, due to the continuing losses generated in that segment. Naspers recorded an impairment charge on intangible assets of Rand 29.7 million (2002: Rand 114.2 million) in respect of the sale or closure of certain internet initiatives in Asia.

          The group recorded a goodwill impairment charge of Rand 4.6 billion, before minority interest of Rand 3.8 billion, under South African GAAP for the year ended March 31, 2002 that related solely to OpenTV. As a binding sales agreement was reached for the sale of OpenTV on May 8, 2002, the net selling price was used in the determination of the goodwill impairment charge. Such charge reduced the goodwill held by OpenTV by Rand 4.6 billion from its carrying value of Rand 6.9 billion to Rand 2.3 billion, after which the group's interest in the net assets of OpenTV equaled the agreed net selling price of Rand 1.9 billion.

          At March 31, 2002, the total net asset value of OpenTV under U.S. GAAP exceeded that under South African GAAP by Rand 8.6 billion, mainly related to the additional goodwill recorded in connection with OpenTV's merger with Spyglass. Under U.S. GAAP, a goodwill impairment charge was recorded during the year ended March 31, 2002, as the carrying value of goodwill held by OpenTV exceeded its expected undiscounted cash flows. The impairment charge recorded was Rand 8.6 billion (less minority interest of Rand 7.2 billion), which represented the difference between the expected discounted cash flows and the U.S. GAAP carrying value of OpenTV. The estimated fair value of OpenTV under U.S. GAAP differed from that under South African GAAP, since on the date the sale agreement was entered into in May 2003 and on the date of the issuance of the financial statements, there were significant outstanding contingencies related to the sale and resulting sales price of OpenTV. Therefore, the estimated cash flows from the business were used to estimate fair value, instead of the estimated future sales price. The goodwill impairment adjustment of Rand
4.0 billion (less minority interest of Rand 3.4 billion) included in the reconciliation between South African GAAP and U.S. GAAP represents the reversal of the goodwill impairment charge of Rand 4.6 billion (less minority interest of Rand 3.8 billion) recorded under South African GAAP and the inclusion of the goodwill impairment charge recorded under U.S. GAAP. In addition to this amount was a further Rand 1.5 billion (less minority interest of Rand 42.3 million) impairment charge that related to goodwill resulting from the group's purchases of interests in MIH Limited and MIH Holdings which had been attributed to their respective interests in OpenTV.

          Naspers adopted SFAS 142 as of April 1, 2002. The first step of the initial test for impairment was completed within six months of adopting the standard and the initial impairment charge was finalized prior to March 31, 2003 and reflected as a cumulative effect of accounting change. Any impairment charges not arising as a result of the transitional impairment test during fiscal 2003 or in subsequent years would be recorded in operating results.

          As at September 30, 2002, the group performed the transitional impairment test required under FAS 142 and compared the carrying value of each reporting unit to its fair value, which was based on discounted cash flows or market values for listed companies. Upon completion of the transitional test, the group recorded an initial goodwill impairment of Rand 531.5 million related to mainly goodwill in the group's internet operating segment and recorded this as a cumulative effect of change in accounting principle. The group completed the annual impairment test required under FAS 142 as at March 31, 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value. A goodwill impairment charge of Rand 122.9 million was recorded mainly related to goodwill in the group's internet segment.

BUSINESS ACQUISITIONS

          Naspers accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by the group using internal or external valuations. The Naspers group uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, relief from royalty methods and others and believes that it uses the most appropriate measure or combination of measures to value each asset or liability. In addition, the group believes that it uses the most appropriate valuation assumptions underlying each of these valuation methods based on the current information available including discount rates, market risk rates, entity risk rates, royalty rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, the respective amortization periods and ultimately net income. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact determination of financial position and results of operations.

INVENTORY OBSOLESCENCE

          Naspers values its inventories, which consist mainly of set-top boxes and associated components, at the lower of cost or expected net realizable value, based on assumptions about future demand, market conditions and the useful life of the set-top boxes used by the Naspers group. Naspers monitors inventory levels periodically based on the expected usage of such inventory. If actual market conditions prove to be less favorable than those projected by management, additional inventory write downs may be required. Naspers has not recorded any significant inventory write downs in recent years.

INCOME TAXES

          Naspers records the estimated future tax effect of temporary differences between the tax bases of its assets and liabilities and the amounts reported in Naspers' consolidated balance sheet for such assets and liabilities, as well as the future tax effect of operating losses and tax credit carryforwards. The Naspers group follows specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet. Naspers assesses the probability that there will be adequate future taxable income generated to utilize the benefits relating to the deferred tax assets. If circumstances change, or if the expected level of future taxable income is not generated, Naspers would reassess the recoverability of the deferred tax assets recorded in its balance sheet, which could lead to a write-down of such assets.

          A valuation allowance is recorded to reduce deferred tax assets to the amount that is probable to be realized. Naspers considers future taxable income and ongoing prudent and feasible tax strategies in determining the need for a valuation allowance. If Naspers determines that in the future it will be able to realize deferred tax assets in excess of the net recorded amount of deferred tax assets stated on its balance sheet, the resulting adjustment to the stated amount of deferred tax assets would increase income in the period that such determination was made.

          Naspers considers this to be a critical accounting policy because if in the future the value of the deferred tax asset is determined to be less than or exceeds the recorded amount, there could be a material adjustment to the deferred tax asset stated on Naspers' balance sheet as well as a material impact on Naspers' net income.


                                CURRENCY POLICIES

          Naspers' functional currencies are generally the local currencies of the countries in which it operates. Monetary assets and liabilities in currencies other than functional currency are translated based on the rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Hedged items that meet the hedging criteria set forth in FAS 133, receive similar treatment under both U.S. GAAP and South African GAAP. Gains and losses on transactions that do not meet the hedging criteria are marked-to-market and reflected in the profit or loss for each respective period.

          On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rand based on the rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at rates prevailing at the time the transaction is completed. Adjustments arising from currency translations are recorded in shareholders' equity and are reflected in net earnings only upon sale or liquidation of the underlying investments.

          Naspers operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Rand and Euro against the U.S. dollar. Although a substantial portion of the Naspers group's revenue is denominated in the currencies of the countries in which it operates, a significant portion of the group's cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where Naspers' revenue is denominated in local currency such as Rand or Euro, a depreciation of the local currency against the U.S. dollar adversely affects Naspers' earnings and its ability to meet its cash obligations.

          Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation (by more than the inflation rate) followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. Since December 2001, the Rand significantly appreciated against the U.S. dollar. As of October 2, 2003, the exchange rate was Rand 6.8475 per U.S. $1.00.

          Companies in the Naspers group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency. At the Naspers group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

          The Naspers group hedges the foreign currency exposure of its contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward contracts typically expire within one to two years, consistent with the related contractual commitments. Naspers generally hedges all major exposures in foreign currencies to an amount equal to approximately 80% of the contract value.


                              RESULTS OF OPERATIONS

The following table sets forth the results of Naspers' operations for the periods indicated:





                                                                                    Year ended March 31,
                                                                        2001              2002               2003
                                                                        ----              ----               ----
                                                                                   (Rand in millions)
Revenues:
Subscriber Platforms
   Pay television..........................................           4,557.7           5,590.7            6,327.7
   Internet................................................             410.9             547.1              894.3
Print media................................................           1,921.9           2,102.3            2,387.3
Technology.................................................             383.1             475.1              391.1
Book publishing............................................             544.7             609.9              631.1
Private education..........................................             447.2             510.6              552.9
Corporate services.........................................               0.1               0.9                2.3
                                                                      -------           -------           --------
   Total revenues, net.....................................           8,265.7           9,836.6           11,186.7
                                                                      -------           -------           --------
Operating expenses:
Cost of providing services and goods.......................         (4,894.1)         (5,786.5)          (6,443.9)
Selling, general and administrative........................         (3,191.7)         (3,340.9)          (3,551.2)
Depreciation and amortization..............................           (507.9)         (1,009.6)          (1,006.0)
                                                                    ---------         ---------          ---------
   Operating profit/(loss)....................................        (328.0)           (300.4)               30.3
                                                                    ---------         ---------          ---------
Operating profit/(loss) analyzed by business segment:
Subscriber Platforms
   Television.............................................              88.3             138.5              229.7
   Internet...............................................            (770.2)           (752.6)            (452.2)
Print media...............................................             244.0             268.0              289.0
Technology................................................              98.7              48.5               13.9
Book publishing...........................................              14.9              20.5              (23.7)
Private education.........................................               7.4             (10.5)              (7.3)



                                                                                    Year ended March 31
                                                                        2001              2002               2003
                                                                        ----              ----               ----
                                                                                     (Rand in millions)

Corporate services........................................             (11.1)            (12.8)             (19.1)
                                                                      ------            -------            -------
   Operating profit/(loss)................................            (328.0)           (300.4)              30.3
                                                                      ------            -------            -------
Financial results, net....................................            (301.5)           (411.8)            (223.0)
Income from investments...................................               0.8               3.8                  -
Share of equity accounted results.........................             (59.7)            157.3              168.4
Exceptional items.........................................             815.3               5.1               61.2
Profit/(loss) before tax..................................             126.9            (546.0)              37.1
                                                                      ------            -------            -------
Taxation..................................................            (158.3)           (147.8)            (159.6)
                                                                      ------            -------            -------
Profit/(loss) after tax...................................             (31.4)           (693.8)            (122.5)
                                                                      ------            -------            -------
Minority interest.........................................             183.5             328.1             (161.8)
Income/(loss) from continuing operations..................             152.1            (365.7)            (284.3)
Profit/(loss) from discontinuing operations...............             847.8            (605.3)            (140.8)
Profit/(loss) arising on discontinuing of operations......                --            (952.3)             750.9
                                                                      ------          ---------            -------
Net profit/(loss) for the year............................             999.9          (1,923.3)             325.8
                                                                      ======          =========            =======



                  RESULTS OF OPERATIONS: 2003 COMPARED TO 2002

REVENUES

          Total revenues increased by Rand 1,350.1 million, or 13.7%, to Rand 11,186.7 million during the year ended March 31, 2003 from Rand 9,836.6 million in the corresponding period in fiscal 2002. The increase in revenues arose mainly as a result of an increase in subscription prices, the continued migration of subscribers from the analog system to the higher margin digital system and the growth in instant messaging services in China.

          The table below sets out revenues by revenue type:


                                                      Year ended March 31,
                                                     2002              2003
                                                     ----              ----
                                                        (Rand in millions)

Subscription..............................        5,116.2           6,132.4
Hardware sales............................          521.0             472.0
Technology................................          430.2             375.6
Circulation...............................          558.2             630.9
Advertising...............................          986.7           1,128.4
Printing and distribution ................          619.4             718.3
Book publishing and sales.................          613.5             624.4
Tuition fees..............................          454.4             473.3
e-Commerce revenue........................          146.8             168.4
Other revenue.............................          390.2             463.0
                                                  -------          --------
Total revenues, net.......................        9,836.6          11,186.7
                                                  =======          ========

Subscription revenues. Subscription revenues increased by Rand 1,016.2 million, or 19.9%, to Rand 6,132.4 million for the year ended March 31, 2003 from Rand 5,116.2 million for the year ended March 31, 2002. As stated above, the increase in revenues was mainly a result of an increase in subscription prices, the continued migration of pay-television subscribers from the analog system to the higher margin digital system and the growth in instant messaging services in China. Prices of pay-television subscriptions were increased during the year ended March 31, 2003 to counter the increase in the cost of providing services. This increase in subscription prices increased revenues by approximately Rand
437.1 million, or 8.5%. The increase in revenue derived from the migration of subscribers from analog systems to higher margin digital systems without taking account of any incremental price increase is approximately Rand 112.8 million, or 2.2%. Although there was a slight increase in the total number of pay-television subscribers, as set out in the table below, new digital subscribers came in at a higher price than analog subscribers lost which led to a net contribution of Rand 130.2 million or 2.5% to the increased level of subscription revenue. In addition, the average fluctuation of the Rand against the Euro and U.S. dollar increased subscription revenues from non-Rand based sources by Rand 89.2 million, or 1.9%. Revenue from internet-based subscriptions contributed an increase of approximately Rand 246.9 million or 4.8%. Internet-based subscription revenue increased mainly due to the subscription price increase in South Africa that occurred towards the end of fiscal 2002 and was in effect throughout fiscal 2003, combined with a fairly stable subscriber base and growth in instant messaging services in China.

          The decrease in the total number of pay-television subscribers in the Naspers group's consolidated subsidiaries is reflected in the table below:


                                                Number of subscribers(1)
                                                        March 31,
                                                  2002          2003
                                                  ----          ----
                                                     (In thousands)

Digital................................            967            1,064
Analog.................................            631              551
                                                 -----            -----
Total..................................          1,598            1,615
                                                 =====            =====

___________

(1) Excludes non-consolidated joint ventures and associates.

          The reduction in the number of analog subscribers in the 2003 fiscal year resulted primarily from Naspers' strategy of trying to convert customers receiving analog service to digital service. Naspers expects this trend to continue. Where a subscriber converts to digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that 45% of the connections to digital service in South Africa in fiscal 2003 resulted from subscribers migrating from analog service to digital service. The decrease in this percentage from 55% in fiscal 2002 is due to more first-time customers initially purchasing digital service rather than first purchasing analog service and then converting to digital service. The fact that customers will now initially subscribe for digital service reflects the growth of the DStv brand in the pay-television market. Naspers' digital subscribers in Africa increased by 50,421, or 5.8%, from 873,539 subscribers at the end of March 31, 2002, to 923,960 subscribers at March 31, 2003. The pay-television subscriber market in South Africa is now relatively mature and growth in revenue is mostly derived from the migration of subscribers from analog to digital service.

          The total number of pay-television subscribers for the Mediterranean region amounted to 310,169 households at March 31, 2003, compared to 317,725 households at March 31, 2002. The launch in late 2001 and subsequent demise of a competing platform by Alpha Digital caused turbulence and confusion in the market. In addition, after Alpha Digital's liquidation, the related commercial TV company, AST, took the contract with the majority of A Division Greek football teams over from Alpha Digital. This resulted in a decline in the analog subscriber base in Greece to 164,920 subscribers at March 31, 2002. This trend continued in fiscal 2003, resulting in 115,985 analog subscribers at March 31, 2003. Nova maintained its leading position in the region by increasing its digital subscriber base from 100,313 subscribers at March 31, 2002, to 139,748 at March 31, 2003. However, not all analog subscribers who stopped receiving the analog service migrated to the digital service, which has resulted in increased net churn in the analog subscriber base. The launch by Alpha Digital of the competing pay-television services resulted in the decline of subscription revenue by 3.3% when measured in Euro. However, mainly due to the fluctuation and average devaluation of the Rand against the Euro over the fiscal year, subscription revenues in the Mediterranean region increased by Rand 85.3 million, or 8.2%, to Rand 1,125.0 million in the 2003 fiscal year compared with the Rand 1,039.7 million in the 2002 fiscal year.

          Average revenue per subscriber per month increased to Rand 285.57 in fiscal 2003 from Rand 250.67 in fiscal 2002. This increase results from the effect of the shift in subscribers in Africa and the Mediterranean region from the analog service to the higher priced digital service, and increases in monthly subscriber fees in local currencies (primarily Rand and Euro) by approximately 8.6% and 13.2% for the analog and digital services, respectively.

          In South Africa the number of internet subscribers decreased marginally during the 2003 fiscal year from about 248,900 to approximately 247,800 at March 31, 2003. In March 2001, ABSA Bank, a large South African financial institution, launched a free ISP service that they converted to a discounted paying-service. The entry of ABSA into the market created a more price competitive market and halted M-Web's subscriber base growth in what is now a relatively mature market. Subscription revenues in South Africa increased by Rand 46.0 million, or 16.1%, to Rand 331.9 million from Rand 285.9 million for the year ended March 31, 2002. This increase was mainly attributable to an increase in monthly subscription rates towards the end of fiscal 2002 that was in effect for full fiscal 2003.

Hardware sales. Hardware sales decreased by Rand 49.0 million, or 9.4%, to Rand 472.0 million during the year ended March 31, 2003, from Rand 521.0 million in the corresponding period in 2002. During the fiscal year ended
March 31, 2003, the retail price
of set-top boxes decreased consistent with a reduction in the manufacturing cost of set-top boxes. The Naspers group passed on the savings in the price it pays for set-top boxes to its customers. Hardware sales are primarily generated in Africa and the Mediterranean region. Hardware sales in Africa decreased by Rand
55.0 million, or 13.3%, to Rand 359.4 million for the year ended March 31, 2003, from Rand 414.4 million in the corresponding period in 2002 mainly due to the introduction of the more compact lower cost 910-series decoder. Hardware sales in the Mediterranean region increased slightly by Rand 6.0 million, or 5.6%, to Rand 112.6 million during the year ended March 31, 2003, from Rand 106.6 million in the same period in 2002. The increase in this region is a result of the fluctuations in the Euro to Rand exchange rate during the year, offset by certain changes in the mix of product sales. The South African Revenue Service is currently investigaing the base costs used by MultiChoice South Africa in determining its ad valorem taxes payable to the Service for set-top boxes. The outcome of this investigation is currently uncertain.

Technology revenues. Technology revenues decreased by Rand 54.6 million, or 12.7%, to Rand 375.6 million during the year ended March 31, 2003, from Rand
430.2 million in the same period in fiscal 2002. This decrease was mainly due to tough trading conditions and an industry-wide slowdown in the conditional access market. Irdeto Access earns its revenue in U.S. dollars and its revenues decreased by 8.5% from U.S. $42.5 million in the 2002 fiscal year to US $38.9 million in 2003. The decline in U.S. dollar denominated revenue was due to reduced spending on technology related products worldwide as a result of the general slowdown of the economy. The decrease was amplified by the strengthening of the Rand against the U.S. dollar and hence in Rand, the percentage drop was greater than in U.S. dollars. The drop in revenues was predominantly in digital royalties and smart cards. This was partly offset by marginal increases in equipment sales as well as license and support fees. Naspers expects market conditions to remain difficult in the near future with continued pressure on technology revenues.

Circulation revenues. Circulation revenues from newspapers and magazine sales increased by Rand 72.7 million, or 13.0%, from Rand 558.2 million in the 2002 fiscal year to Rand 630.9 million for the year ended March 31, 2003. The increase in revenue was mainly due to increases in the cover prices of magazines and newspapers and due to the launch of some new titles.

          The circulation revenue from Naspers' newspapers increased by Rand
39.1 million, or 15.5%, from Rand 252.6 million in the year ended March 31, 2002, to Rand 291.7 million for the financial year ended March 31, 2003. The circulation levels increased mainly due to the launch of a new daily tabloid newspaper, Daily Sun, during fiscal 2003, as well as increased circulation from the Sunday Sun and Media24's various community newspapers. Daily Sun reached an average circulation figure for the period January 2003 to June 2003 of 177,900 copies per day, whereas Sunday Sun increased its circulation over the same period to an average of 160,710 per week. The price increases in cover prices during fiscal 2003 varied between 5.3% and 9.5% depending on the title. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun to continue on its growth path in the foreseeable future. The circulation of the established Afrikaans daily newspapers Die Burger, Beeld and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable, after a year of marginal decreasing circulation levels. Circulation revenue was negatively impacted in fiscal 2003 by the decrease in circulation of the Sunday title City Press. The average circulation per week declined to 173,633 for the period January 2003 to June 2003 from 201,592 for the corresponding period in the prior year.

          The circulation revenue from Naspers' magazines increased by Rand
33.5 million, or 11.0%, to Rand 339.2 million for the year ended March 31, 2003, from Rand 305.7 million for the year ended March 31, 2002. The average price increase of Media24's magazine titles over fiscal 2003 amounted to approximately 6.9%. The trend of the past couple of years continued in the year ended March 31, 2003, with the circulation of mass-market general interest family titles (Huisgenoot, You and Drum) declining, but circulation of niche special interest magazines (dit,FHM and Men's Health) increasing. The circulation of Media24's women titles (Sarie and Fair Lady) increased during the 2003 fiscal year and was well supported by TVPlus and dit.

Advertising revenues. The Naspers group managed to increase advertising revenues by 14.4% from Rand 986.7 million in the year ended March 31, 2002 to Rand 1,128.4 million in the 2003 fiscal year. In fiscal 2003, about 60.4% and 30.7% of the Naspers group's advertising revenues were earned by its newspapers and magazines, respectively, with the balance coming from internet and television advertisements. The Naspers group's newspapers increased advertising revenue by 13.3% in the year ended March 31, 2003, to Rand 681.1 million and magazines increased advertising revenue for the same period by 13.8% to Rand 346.1 million. Advertising revenue from newspapers and magazines is expected to remain stable in the near future. Advertising revenues from television increased during the 2003 fiscal year by 16.3% to Rand 58.5 million. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the internet reached Rand 42.7 million in the year ended March 31, 2003, mainly from increased advertising revenue earned from Tencent.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 98.9 million, or 16.0%, from Rand 619.4 million for the 2002 fiscal year to Rand 718.3 million for the year ended March 31, 2003. The reason for the growth in revenue is mainly due to increases in printing rates and increased volumes of magazine printing. Printing revenue on its own increased to Rand 619.2 million for the year ended March 31, 2003 from Rand 531.4 million. Media24 managed to increase its distribution revenue from Rand 88.0 million for the year ended March 31, 2002, to Rand 99.1 million in fiscal 2003. This increase was mainly due to increased tariffs charged for distribution. Distribution revenue remained stable with the level of circulation of the group's magazines and newspapers.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books increased by only 1.8% from Rand 613.5 million for the 2002 fiscal year to Rand 624.4 million for the year ended March 31, 2003. This depressed revenue growth was due to difficult trading conditions experienced in the book retail market, especially with the liquidation of CNA, a large national stationary, music and book retailer in South Africa. Nasboek's religious book publisher and retail business, Lux Verbi, also experienced revenue pressure during fiscal 2003. Nasboek's Jonathan Ball Publishers showed good revenue growth.

Tuition fees. Tuition fees from private education programs and courses increased by Rand 18.9 million, or 4.2%, to Rand 473.3 million for the year ended March 31, 2003, from Rand 454.4 million in fiscal 2002. This increase was mainly due to an increase in the number of students and higher course fees. The tuition fees earned by the Naspers group should show steady growth due to the increase in student numbers and higher course fees.

e-Commerce revenue. e-Commerce revenues increased by Rand 21.6 million or 14.7% from Rand 146.8 million for the year ended March 31, 2002, to Rand 168.4 million for the year ended March 31, 2003. The internet businesses saw growth in e-commerce related products such as the B2B Commercezone, hosting, domain name registration and mail services.

Other revenues. Other revenues increased by Rand 72.8 million, or 18.7%, to Rand 463.0 million for the year ended March 31, 2003, from Rand 390.2 million in the same period in 2002. Other revenue mainly consists of revenue earned from selling off excess satellite capacity, maintaining decoders, ticket sales and student financing services. Ticket sales increased by Rand 20.1 million following Naspers' purchase of an on-line and telephone sales company in 2003. Revenue from sales of satellite capacity increased by Rand 10.5 million due to a higher U.S. dollar value. Decoder maintenance revenue increased by Rand 1.9 million on increased tariffs. Student financing revenue increased by Rand 23.4 million due to increased student numbers.

          The following is a discussion of revenues by segment as defined and set out in the notes to Naspers' consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers' primary reporting format under South African GAAP. Naspers' method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading "Results of Operations".

Subscriber Platforms--Pay-Television. Revenues increased by Rand 737.0 million, or 13.2%, to Rand 6,327.7 million during the year ended March 31, 2003, from Rand 5,590.7 million in the corresponding period in 2002. During the 2003 fiscal year, the growth in subscription revenue was driven by price increases and the continued migration from analog to digital service, as set out in the table at the start of this section. The increase in subscription revenues was partially offset by the decrease in hardware revenues to Rand
472.0 million during fiscal 2003 from Rand 521.0 million during fiscal 2002.

Subscriber Platforms--Internet. Revenues increased by Rand 347.2 million, or 63.5%, to Rand 894.3 million for the year ended March 31, 2003 from Rand 547.1 million in the corresponding period in 2002. This increase is a result of growth in instant messaging services in China of Rand 215.5 million, an increase in ISP subscription revenue due to a full year of higher prices introduced at the end of fiscal 2002 and growth in e-Commerce revenues.

Print media. Revenues increased from Rand 2,102.3 million for the year ended March 31, 2002 to Rand 2,387.3 million in fiscal 2003, which represents a Rand
285.0 million, or 13.6%, increase. The driver for the increase in revenue was mainly advertising revenue, which increased by Rand 124.6 million, or 13.7%, from Rand 908.3 million for the 2002 fiscal year to Rand 1,032.9 million for the year ended March 31, 2003. Printing and distribution revenues increased by Rand
98.9 million, or 16.0%, from Rand 619.4 million in fiscal 2002 to Rand 718.3 million in fiscal 2003. The combined additional contribution of circulation revenue, other revenues being revenue from ad-hoc contract publishing, and inter-group revenue eliminations in fiscal 2003 amounted to Rand 61.5 million.

Technology. Total technology revenues decreased by Rand 84.0 million, or 17.7%, to Rand 391.1 million during the fiscal year ended March 31, 2003, from Rand 475.1 million in the corresponding period in 2002. This decrease was due to tough trading conditions as a result of a general slowdown in the conditional access and technology markets. The effect was amplified by the appreciation of the Rand during the year, as most of the technology revenue is generated in U.S. dollars.

Book publishing. Revenues increased by Rand 21.2 million, or 3.5%, from Rand
609.9 million for fiscal 2002 to Rand 631.1 million for the year March 31, 2003. In fiscal 2002, Lux Verbi sold Liedboek, a Christian songbook that has been printed and distributed approximately every 20 years, which contributed revenue of Rand 17.5 million in 2002 and Rand 2.5 million in 2003. All other book publishing businesses increased their revenues in line with inflation. With the new hymn book launched in fiscal 2002 not contributing to 2003 sales and inflationary increases in sales of other units, revenue for book publishing increased only marginally.

Private education. Revenues increased from Rand 510.6 million for fiscal 2002 to Rand 552.9 million for the year ended March 31, 2003, which represents a Rand
42.3 million, or 8.3%, increase. This increase was mainly due to an increase in the number of students and higher course fees.

OPERATING EXPENSES

          The cost of providing services and goods increased by Rand 657.3 million, or 11.4%, to Rand 6,443.9 million during the year ended March 31, 2003, from Rand 5,786.6 million in the corresponding period in 2002. The increase relates mainly to increases in the subscriber platforms - pay-television, print media, book publishing and education segments. The only significant decrease in costs occurred in the technology segment.

          The main cost increase in the Subscriber Platforms--Pay-Television segment was for programming costs. Programming costs increased by 12.3% from Rand 2,800.9 million to Rand 3,145.3 million due to an increase in such costs in both the Mediterranean and African regions. The Rand 120.3 million cost increase in the Mediterranean region relates to the entry and exit of a competing platform by Alpha Digital which increased sports and programming costs, and the growth in the digital subscriber base from 100,313 to 139,748 as of March 31, 2003, combined with the fluctuation and average devaluation of the Rand against the Euro. The future cost of film rights and football programming content remains uncertain in Greece.

          Programming costs for the African region increased by 7.2% from Rand 2,065.6 million in fiscal 2002 to Rand 2,213.5 million in fiscal 2003. Approximately 76.7% of these costs relate to contracts with M-Net and SuperSport (South African based companies) for the supply of program and film rights and these costs increased from Rand 1,484.1 million to Rand 1,697 million due to an increase in the number of digital subscribers. The future trend in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the number of subscribers and the subscription rate payable per subscriber.

          The cost of set-top box sales increased by Rand 121.5 million, or 27.6%, to Rand 561 million in fiscal 2003 from Rand 439.5 million in fiscal 2002. This increase was due to increased sales of digital decoders in South Africa and Greece. The cost of decoders increased despite a drop in revenues as a number of specials were offered in South Africa and Africa at the time of the Soccer World Cup, as part of a marketing campaign to generate growth of the higher margin digital base. During these marketing campaigns, higher priced decoders bought immediately prior to the introduction of the 910-series decoder were sold at the same price as the new lower cost 910-decoder and the price differential was borne by Naspers.

          The business in the African region has reached maturity and the number of new subscriber connections is expected to continue to decline in the future. The future foreign currency exchange rate between the Rand and the U.S. dollar continues to be uncertain.

          Book publishing costs increased by 7.7% to Rand 410.4 million due to writing off old inventory items as part of improved inventory management in the book publishing segment.

          Costs of providing services in the print media segment increased by Rand 257.5 million or 19.4% to Rand 1,587.3 million. This increase is mainly due to the increase in costs of paper and ink. Significant paper and ink purchases are denominated in Euros. Euro-based costs increased with the appreciation of the Euro against the Rand in 2003. Also, costs were impacted by the start-up of a new newspaper, the Daily Sun.

          Technology costs in the technology segment decreased by 54.1%, or Rand
76.4 million, from Rand 141.3 million in fiscal 2002 to Rand 64.9 million in fiscal 2003, predominantly due to a drop in the sale of smart cards and the currency movement.

          Costs to provide tuition services increased by a marginal 5.2% to Rand
281.5 million. This marginal increase was achieved by managing fixed costs very closely in the education segment.

          Selling, general and administrative costs increased by Rand 210.3 million, or 6.3%, to Rand 3,551.2 million during the fiscal year ended March 31, 2003, from Rand 3,340.9 million in the corresponding period in fiscal 2002. This increase was primarily due to normal inflationary price increases.

          Depreciation and amortization charges decreased by Rand 3.5 million, or 0.3%, to Rand 1,006.0 million during the year ended March 31, 2003, from Rand 1,009.5 million during the corresponding period in 2002. Depreciation charges increased by Rand 27.9 million from Rand 636.2 million to Rand 664.1 million mainly as a result of increased depreciation relating to capitalized satellite and transponder lease assets. Certain satellite and transponder lease assets were only capitalized in the latter part of 2002 resulting in a depreciation charge for only part of the year, whereas in 2003 the depreciation charge was for the full year.

          The amortization charge decreased by Rand 31.5 million to Rand 341.9 million for the year ended March 31, 2003, from Rand 373.4 million in the corresponding period in 2002. This decrease is mainly due to certain intangible assets being fully amortized during the 2002 fiscal year. The decrease was, however, reduced by additional amortization charges on additional intangible assets raised as part of Naspers' acquisition of the minority interests of MIH Holdings Limited and MIH Limited during fiscal 2003.

          The impairment of programming rights of Rand 155.3 million during 2003 relates to pre-payments to certain Greek football teams to broadcast their matches in the future. Given the uncertain state of Greek football, this may not be recoverable and Naspers believes it prudent to provide for an impairment charge.

OPERATING PROFIT

          An operating profit from continuing operations of Rand 30.3 million was achieved during the year ended March 31, 2003, compared to an operating loss of Rand 300.4 million for the corresponding period in 2002. This turnaround is as a result of the combined effect of the foregoing factors.

Subscriber Platforms--Pay-Television. Operating profit amounted to Rand 229.7 million in the 2003 fiscal year, which represented an increase of Rand 91.2 million, or 65.8%, over operating profit of Rand 138.5 million in the 2002 fiscal year. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases and cost reduction initiatives, but is partially offset by higher losses from the pay-television platform in Greece as a result of the turmoil created by Alpha Digital's entry and exit from the market.

Subscriber Platforms--Internet. Operating loss decreased by Rand 300.4 million, or 39.9%, to Rand 452.2 million during the year ended March 31, 2003, from Rand
752.6 million in the corresponding period in 2002. This decrease mainly arose as a result of the significant curtailing of Naspers' internet operations outside of South Africa together with cost reduction programs in the South African operations. The reduction of costs together with the increase in revenues, particularly in the instant messaging market in China, contributed to the improvement in operating losses. Naspers expects the profitability of its internet businesses to continue to show improvement in the near future, as revenues continue to grow.

Print Media. Operating profit increased to Rand 289.0 million for the year ended March 31, 2003, from Rand 268.0 million in fiscal 2002, which represents a Rand
21.0 million, or 7.8%, increase. This increase in profitability was mainly due to the increase in advertising revenue generated by the newspaper and magazine division and increased profitability in the printing segment. The increase in operating profits was, however, off-set by the start-up costs of launching the new daily newspaper, Daily Sun. Naspers expects to incur further operating losses in the next two fiscal years to establish the Daily Sun, which will slow operating profit growth in the short term, although operating profit for print media in the aggregate should still show an upward trend.

Technology. Operating profit decreased by Rand 34.6 million, or 71.3%, from Rand
48.5 million during fiscal 2002 to Rand 13.9 million in fiscal 2003 mainly due to tough trading conditions and an industry-wide slowdown in the conditional access market. Costs in the technology segment are mostly fixed, thus the trading environment directly impacts on operating profit.

Book Publishing. Operating profits decreased by Rand 44.2 million from a profit of Rand 20.5 million in fiscal 2002 to an operating loss of Rand 23.7 million for the year ended March 31, 2003. The significant decrease in profitability was mainly due to difficult trading conditions experienced, large inventory write-downs of Rand 28.9 million and increased provisioning for bad debts of Rand 12.8 million. The increased inventory write-downs were caused by the difficult trading conditions experienced by some of Nasboek's publishing businesses, whereas the increased provision for bad debts were mainly caused by the liquidation of the retailer CNA, a large customer of several of Nasboek's businesses. Nasboek does not expect any significant inventory or bad debt write-downs in the foreseeable future.

Private Education. Operating losses of Rand 10.5 million for the year ended March 31, 2002 were reduced to a loss of Rand 7.3 million in the 2003 fiscal year. This result was mainly caused by an increase in revenue, driven by an increase in student numbers and increased course fees.

FINANCIAL RESULTS, NET

          The net financial results include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received and profits and losses on foreign exchange transactions. The net financial costs decreased by Rand 188.8 million, or 45.8%, to Rand 223.0 million during the year ended March 31, 2003, from Rand 411.8 million in the corresponding period of 2002. This decrease is primarily a result of the impact of increased net profits on foreign exchange transactions relating to the capitalization of finance leases in the subscriber platform--pay-television segment. Naspers capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset's useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euros. Due to the significant improvement in the strength of the Rand during the 2003 fiscal year, Naspers' Rand-denominated entities with U.S. dollar lease liabilities accounted for a significant unrealized gain on its lease liabilities. Net foreign exchange profits increased by Rand 189.3 million to a profit of Rand 213.9 million during fiscal year 2003, compared to Rand 24.6 million in fiscal year 2002. Interest paid increased from Rand 526.1 million in the year ended March 31, 2002, to Rand 560.1 million in fiscal 2003. This increase was mainly due to higher interest rates on borrowings by the South African operations, as short-term interest rates increased during the year ended March 31, 2003. Interest received increased by Rand 33.6 million from Rand 89.6 million for the year ended March 31, 2002, to Rand 123.3 million in fiscal 2003, due to the increase of cash balances in the Naspers group during the year ended March 31, 2003.

SHARE OF EQUITY ACCOUNTED RESULTS

          Naspers' equity results in joint ventures and associated companies increased by Rand 11.1 million to Rand 168.4 million during the year ended
March 31, 2003, from Rand 157.3 million in the corresponding period of 2002. The increase related mainly to increased profitability of M-Net and SuperSport, assisted by reduced losses attributable to SOE International SA, in which Naspers reduced its interest from 40% to 15% during fiscal 2002 and it is therefore not equity accounted in fiscal 2003. These results allowed the losses from equity accounted investments to decrease from Rand 24.0 million to Rand
17.4 million in fiscal 2003. Equity accounted profits of M-Net and SuperSport increased from Rand 183.1 million in fiscal 2002 to Rand 194.7 million in fiscal 2003. Amortization charges on equity accounted investments increased from Rand 1.8 million in fiscal 2002 to Rand 8.7 million in fiscal 2003, due to the creation of additional intangible assets as part of the acquisition of the minority interest in MIH Holdings and the merger of MIH Limited and MIH (BVI) Limited in the year ended March 31, 2003.

EXCEPTIONAL ITEMS

          The exceptional items for the Naspers group for the year ended March 31, 2003, amounted to an aggregate net profit of Rand 61.3 million. Exceptional items for the Naspers group resulted mainly from (i) a net profit of Rand 120.9 million, relating to the sale of a portion of the group's interest in Liberty Media Corporation shares received as consideration in connection with the disposal of Naspers' interest in OpenTV, (ii) profits on the disposal of investments and property of Rand 11.1 million, relating mainly to profits on the disposal of an interest in a small South African property website and some land and buildings, (iii) the reversal of Rand 6.5 million of provisions for certain warranty claims, (iv) losses on the disposal of small investments of Rand 5.1 million, (v) impairments of assets of Rand 3.3 million relating mainly to assets in loss-making book publishing business units and (vi) a loss of Rand 67.4 million on the impairment of its investment in MIH Limited by Naspers' associated company SuperSport.

TAXATION

          Income tax increased to Rand 159.6 million during the year ended March 31, 2003, from Rand 147.8 million in the corresponding period of 2002. The increase relates mainly to additional normal tax payable by the group, which increased by Rand 146.0 million in fiscal 2003 to Rand 216.8 million compared to Rand 70.8 million for the fiscal year ended March 31, 2002. This increase was mainly due to the increase in profitability of the African pay-television operations and a provision of Rand 46.5 million relating to prior year tax assessments for the group's pay-television operations in Greece. The increase in normal taxation was partly offset by a net credit of Rand 122.7 million in the deferred taxation charge for the financial year ended March 31, 2003, compared to a charge of Rand 14.9 million in the corresponding period in 2002. The deferred taxation credit related to deferred taxation assets that were created relating to the African pay-television businesses. Naspers does not expect another such deferred tax credit in the near future, and therefore expects the net taxation charge will be significantly higher in fiscal 2004.

MINORITY INTEREST

          Minority interest was an expense of Rand 161.8 million in the financial year ended March 31, 2003, compared to income of Rand 328.1 million during the year ended March 31, 2002. The change in minority interest relates mainly to the increased profitability of the subscriber platforms businesses prior to the reorganization completed in December 2002, in which, among other things, Naspers acquired the remaining minority interest in MIH Limited.

LOSS FROM DISCONTINUING OPERATIONS

          The loss from discontinuing operations of Rand 140.8 million relates to the operating losses for the year ended March 31, 2003, of the OpenTV business, compared to an aggregate of Rand 605.3 million in fiscal 2002 consisting of losses relating to OpenTV of Rand 446.7 million, Mindport of Rand
155.7 million and Lyceum College of Rand 2.9 million. OpenTV is included as a discontinued operation following MIH Limited selling its 38.4% effective economic interest in OpenTV to Liberty Media Corporation during fiscal 2003.

PROFIT ARISING ON DISCONTINUANCE OF OPERATIONS

          The profit arising on discontinuance of operations of Rand 750.9 million for the 2003 fiscal year relates to the profit on the sale of OpenTV. Included in these profits is an amount of Rand 673.0 million relating to the realization of foreign currency translation profits on the sale of OpenTV which were previously included as a component of shareholders' equity.

NET PROFIT

          As a result of the foregoing factors, Naspers recorded a net profit of Rand 325.8 million during the year ended March 31, 2003, compared with a loss of Rand 1,923.3 million for the fiscal year 2002.



                  RESULTS OF OPERATIONS: 2002 COMPARED TO 2001

REVENUES

          Total revenues increased by Rand 1,570.9 million, or 19.0%, to Rand 9,836.6 million during the year ended March 31, 2002, from Rand 8,265.7 million in the corresponding period in fiscal 2001. The increase in revenues arose mainly as a result of an increase in subscription revenue due to the continued migration of subscribers from the analog system to the higher margin digital system and subscription price increases. Additionally, the significant devaluation of the Rand (41.9%) against the U.S. dollar had a favorable impact on the amount of revenue derived by the Naspers group from U.S. dollar based sources.

          The table below sets out revenues by revenue type:


                                           Year ended March 31,
                                           2001          2002
                                           ----          ----
                                          (Rand in millions)

Subscription........................    4,018.6       5,116.2
Hardware sales......................      551.6         521.0
Technology..........................      384.4         430.2
Circulation.........................      542.9         558.2
Advertising.........................      909.8         986.7
Printing and distribution...........      509.3         619.4
Book publishing and sales...........      520.3         613.5
Tuition fees........................      398.6         454.4
e-Commerce revenue..................       34.7         146.8
Other revenue.......................      395.5         390.2
                                        -------       -------
Total revenues, net.................    8,265.7       9,836.6
                                        =======       =======

Subscription revenues. Subscription revenues increased by Rand 1,097.6 million, or 27.3%, to Rand 5,116.2 million for the year ended March 31, 2002, from Rand 4,018.6 million for the year ended March 31, 2001. As stated above, the increase in revenues was mainly due to the continued migration of pay-television subscribers from the analog system to the higher margin digital system. The increase in revenue derived from the migration of subscribers from the analog systems to the higher margin digital systems without taking account of any incremental price increase is approximately Rand 112.5 million, or 2.8%. Prices of pay-television subscriptions were increased during the year ended March 31, 2002, to counter the increase in the cost of providing services caused by the increase in U.S. dollar denominated costs when converted to Rand. This increase in subscription prices increased revenues by approximately Rand 317.7 million, or 7.9%. A slight increase in the total number of pay-television subscribers, as set out in the table below, also contributed to the increased level of subscription revenue. In addition, the devaluation of the Rand against the U.S. dollar increased subscription revenues from non-Rand based sources by Rand 459.5 million, or 11.4%. The remainder of the increase in pay-television subscription revenue relates to the growth in subscriber numbers. The growth of subscribers in the Sub-Saharan region contributed Rand 185.4 million, or 4.6%, to total subscription revenues. Internet subscription revenue increased mainly due to subscription price increases in South Africa from Rand 119 to Rand 134 per month, combined with a fairly stable subscriber base. Other first-time revenues in fiscal 2002 included instant messaging services revenue earned by Tencent in China of Rand 62.0 million.

          The increase in the total number of pay-television subscribers in the Naspers group's consolidated subsidiaries is reflected in the table below:


                                              Number of subscribers(1)
                                                     March 31,
                                                2001          2002
                                                   (In thousands)

Digital..............................            743           967
Analog...............................            912           631
                                               -----         -----
Total................................          1,625         1,598
                                               =====         =====

___________

(1)  Excludes non-consolidated joint ventures and associates.

          The reduction in the number of analog subscribers in the 2002 fiscal year resulted primarily from Naspers' strategy of trying to convert customers receiving analog service to digital service. Naspers expects this trend to continue. Where a subscriber converts to digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that 55% of the connections to digital service in South Africa in fiscal 2002 resulted from subscribers migrating from the analog service to the digital service. The decrease in this percentage from 65% in fiscal 2001 is due to more first-time customers initially purchasing digital service rather than first purchasing analog service and then converting to digital service. The fact that customers will now initially subscribe for digital service reflects the growth of the DStv brand in the pay-television market. Naspers' digital subscribers in Africa increased by 174,524, or 25.0%, from 699,015 subscribers at the end of March 31, 2001, to 873,539 subscribers at March 31, 2002. The pay-television subscriber market in South Africa is now relatively mature and growth in revenue is mostly derived from the migration of subscribers from analog to digital service.

          In March 2002, MultiChoice South Africa launched return-path interactive services, with t-mail (e-mail via television) and limited shopping. Naspers intends to utilize interactive services to enhance the services provided to subscribers and to reduce subscriber churn. The total number of pay-television subscribers for the Mediterranean region amounted to 317,725 households at March 31, 2002, compared to 385,230 households at March 31, 2001. The launch of a competing platform by Alpha Digital caused turbulence and confusion in the market and resulted in a decline in the analog subscriber base in Greece to 164,920 subscribers at March 31, 2002, from 264,801 subscribers at March 31, 2001. Nova maintained its leading position in the region by increasing its digital subscriber base from 69,271 subscribers at March 31, 2001 to 100,313 at March 31, 2002. However, after Alpha Digital's liquidation in 2002 not all analog subscribers who stopped receiving the analog service migrated to the digital service, which has resulted in increased net churn in the analog subscriber base. The launch by Alpha Digital of the competing pay-television services resulted in the decline of subscription revenue by 4.3% when measured in Euro. However, mainly due to the appreciation of the Rand against the Euro, subscription revenues in the Mediterranean region increased by Rand 210.4 million, or 25.4%, to Rand 1,039.7 million in the 2002 fiscal year compared with the Rand 829.3 million in the 2001 fiscal year.

          Average revenue per subscriber per month increased to Rand 250.67 in fiscal 2002 from Rand 200.82 in fiscal 2001. As described in more detail above under the heading "Subscription revenues", this increase results from the effect of the shift in subscribers in Africa and the Mediterranean region from the analog service to the higher priced digital service, and increases in monthly subscriber fees in local currencies (primarily Rand and Euro) by approximately 2.9% and 6.8% for the analog and digital service, respectively.

          In South Africa the number of internet subscribers decreased during the 2002 fiscal year from about 254,300 to approximately 248,900 at March 31, 2002. This decrease was mainly caused by the launch in March 2001 of free ISP services by a large South African financial institution, ABSA Bank, that prevented M-Web Holdings from growing its subscriber base. Subscription revenues in South Africa increased by Rand 28.1 million, or 10.9%, to Rand 285.9 million from Rand 257.8 million for the year ended March 31, 2001. This increase was mainly attributable to an increase in monthly subscription rates from Rand 119 per month in the 2001 fiscal year to Rand 134 per month in the 2002 fiscal year.

Hardware sales. Hardware sales decreased by Rand 30.6 million, or 5.5%, to Rand 521.0 million during the year ended March 31, 2002, from Rand 551.6 million in the corresponding period in 2001. Hardware sales are primarily generated in Africa and the Mediterranean region. Hardware sales in Africa increased by Rand 38.4 million, or 10.2%, to Rand 414.4 million for the year ended March 31, 2002 from Rand 376.0 million in the corresponding period in 2001 mainly as a result of the growth in the digital subscriber base. Hardware sales in the Mediterranean region decreased by Rand 69.0 million, or 39.3%, to Rand 106.6 million during the year ended March 31, 2002, from Rand 175.6 million in the same period in 2001. The decrease in this region is a result of the launch of a competing platform and the resulting decline in the subscriber base. During the fiscal year ended March 31, 2002, the retail price of set-top boxes also decreased consistent with a reduction in the manufacturing cost of set-top boxes. The Naspers group passed on the savings in the price it pays for set-top boxes to its customers. This trend is partly offset by a shift of subscribers from analog to digital set-top boxes, which are more expensive.

Technology revenues. Technology revenues increased by Rand 45.8 million, or 11.9%, to Rand 430.2 million during the year ended March 31, 2002, from Rand
384.4 million in the same period in fiscal 2001. This increase was mainly due to the depreciation of the Rand, which had the effect of increasing revenue by Rand
101.5 million, or 26.4%. Irdeto Access earns its revenue in U.S. dollars, and U.S. dollar denominated technology revenues decreased by 11.0% from U.S. $52.7 million in the 2001 fiscal year. The decline in U.S. dollar denominated revenue was due to reduced spending on technology related products worldwide as a result of the general slowdown of the economy. The reduction in U.S. dollar denominated revenue levels was also due to the decline in revenue of U.S. $8.5 million (Rand
81.7 million), or 16.1%, from the sale of hardware components, when compared with the 2001 fiscal year. The decline in these revenues was partially offset by many Irdeto Access customers changing to the new-generation conditional access systems and smartcards, which contributed revenue of U.S. $5.8 million (Rand
55.7 million), or 12.9%, during the fiscal year ended March 31, 2002.

Circulation revenues. Circulation revenues from newspapers and magazine sales increased by Rand 15.3 million, or 2.8%, from Rand 542.9 million in the 2001 fiscal year to Rand 558.2 million for the year ended March 31, 2002. The increase in revenue was mainly due to increases in the cover prices of magazines and newspapers of between 3.5% and 8%. The circulation levels of some of the newspapers and high turnover family magazine titles declined over the period, but the decline was partially offset by increases in the circulation of other magazine titles, like dit and True Love, and the launch of a new Sunday newspaper, the Sunday Sun. Overall the circulation levels of Naspers' newspapers and magazines declined slightly in this mature industry. Naspers expects these trends to continue in the future, with the circulation of mature titles remaining stable or slightly declining, and the circulation of niche specialist titles increasing. Magazines contributed 56.5% of the circulation revenue in 2002 fiscal year, with newspapers contributing the balance.

Advertising revenues. The Naspers group managed to increase advertising revenues by 8.5% from Rand 909.8 million in the year ended March 31, 2001, to Rand 986.7 million in the 2002 fiscal year. In fiscal 2002 about 61.1% and 31.7% of the Naspers group's advertising revenues were earned by its newspapers and magazines, respectively, with the balance coming from internet and television advertisements. The Naspers group's newspapers increased advertising revenue by 9.6% in the year ended March 31, 2002, but magazines increased advertising revenue by only 1.9% in a difficult advertising market in fiscal 2002. The increase was mainly achieved due to increased advertising sales by Naspers' large regional daily titles Beeld and Die Burger. Advertising revenues from newspapers are expected to remain strong in the foreseeable future due to the increased focus on regional advertisers. Advertising revenues from magazines are currently still depressed due to spending cutbacks by national advertisers. Advertising revenues from television increased during the 2002 fiscal year by 44% to Rand 50.3 million, which contributed significantly to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the internet were insignificant in the 2002 fiscal year and there is currently no indication that such revenue will become a meaningful contributor to Naspers' revenue in the future.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 110.1 million, or 21.6%, from Rand 509.3 million for the 2001 fiscal year to Rand 619.4 million for the year ended March 31, 2002. Printing revenues increased by Rand 84.0 million, or 18.8%, from Rand 447.4 million in the year ended March 31, 2001 to Rand 531.4 million in fiscal 2002. The reason for the growth in printing revenue is mainly due to the acquisition of Paarl Print (Proprietary) Limited, a South African printing business, by Paarl Media Holdings (Proprietary) Limited, a subsidiary of Media24, during the year ended March 31, 2002. In addition, Paarl Media Holdings has further managed to increase the amount of printing work done for customers outside the Naspers group, thereby increasing the group's net revenue. The Naspers group expects to be able to continue to grow printing revenues in the foreseeable future, but at a slower rate than in the 2002 fiscal year. Printing revenues may, however, grow faster than expected if new printing businesses are acquired in the future. The distribution commission revenues earned from the distribution of newspapers and magazines increased by Rand 26.1 million from Rand 61.9 million for the year ended March 31, 2001, to Rand 88.0 million for the year ended March 31, 2002, a 42.2% increase. This increase is attributable to an increase in the cost of in-store display, packaging and distribution of magazines by distributors, and an increase in the number of newspaper and magazine titles distributed. Distribution revenue remained stable with the level of circulation of the group's magazines and newspapers.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books increased by 17.9% from Rand 520.3 million for the 2001 fiscal year to Rand 613.5 million for the year ended March 31, 2002. The main driver behind this revenue growth was the publication of a new hymn book for the Afrikaans Christian churches in South Africa, which allowed Naspers' religious publishing operation, Lux Verbi, to increase its revenue from Rand 32.0 million in fiscal 2001 to Rand 77.0 million in fiscal 2002. The hymn book is published about once every 20 years, thereby attracting substantial interest in it when it is republished. Further revenue growth was achieved by increased revenues from the sale of school textbooks and stationery (a Rand 26.3 million increase) and book club revenues (a Rand 23.0 million increase). Book publishing revenues are expected to remain stable, but the Naspers group is not expecting significant growth in the foreseeable future, mainly due to the fact that the hymn book revenue earned during the 2002 fiscal year will not be sustainable in the longer term.

Tuition fees.    Tuition fees from private education programs and courses
increased by Rand 55.8 million, or 14.0%, to Rand 454.4 million for the year ended March 31, 2002, from Rand 398.6 million in fiscal 2001. This increase was mainly due to an increase in the number of students and significant growth in sales at Academy of Mathematics, a seller of educational recordings for high school mathematics courses. The tuition fees earned by the Naspers group should show steady growth due to the increase in student numbers and higher course fees.

e-Commerce revenue.   e-Commerce revenues increased by Rand 112.0 million from
Rand 34.7 million for the year ended March 31, 2001, to Rand 146.7 million for the year ended March 31, 2002. The internet businesses saw significant growth in e-commerce related products such as the B2B Commercezone, hosting, domain name registration and mail services.

Other revenues.   Other revenues decreased by Rand 5.3 million, or 1.3%, to Rand
390.2 million for the year ended March 31, 2002, from Rand 395.5 million in the same period in 2001. This increase was mainly attributable to an increase in the sale of sports, program and advertising rights in the Mediterranean region and certain other revenues generated by Irdeto Access.

          The following is a discussion of revenues by segment as defined and set out in the notes to Naspers' consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers' primary reporting format under South African GAAP. Naspers' method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading "Results of Operations".

Subscriber Platforms--Pay-Television. Revenues increased by Rand 1,033.0 million, or 22.7%, to Rand 5,590.7 million during the year ended March 31, 2002, from Rand 4,557.7 million in the corresponding period in 2001. During the 2002 fiscal year, the growth in subscription revenue was driven by continued migration from the analog to the digital service, as set out in the table at the start of this section. The increase in revenues arising from an increase in the total number of subscribers and from the increase in subscription prices was partially offset by the effect of the decrease in hardware revenues to Rand
521.0 million during fiscal 2002 from Rand 551.6 million during fiscal 2001.

Subscriber Platforms--Internet. Revenues increased by Rand 136.1 million, or 33.1%, to Rand 547.1 million for the year ended March 31, 2002, from Rand 411.0 million in the corresponding period in 2001. The results of Tencent, the Naspers group's instant messaging services company in China, were consolidated for the first time during the fiscal year ending March 31, 2002 following the acquisition of MIH Limited's interest in Tencent in May 2001. This resulted in a contribution to revenue of Rand 72.5 million. In South Africa, M-Web Holdings increased revenue by Rand 36.2 million to Rand 371.2 million.

Print media. Revenues increased from Rand 1,921.9 million for the year ended March 31, 2001, to Rand 2,102.3 million in fiscal 2002, which represents a Rand
180.4 million, or 9.4%, increase. The driver for the increase in revenue was mainly printing revenue, which increased by Rand 84.0 million, or 18.8%, from Rand 447.4 million for the 2001 fiscal year to Rand 531.4 million for the year ended March 31, 2002. Advertising revenues increased by 6.4% from Rand 853.5 million in fiscal 2001 to Rand 908.3 million in fiscal 2002. The combined additional contribution of circulation, distribution and other revenues in fiscal 2002 amounted to Rand 41.6 million.

Technology. Irdeto Access' total revenues increased by Rand 92.0 million, or 24.0%, to Rand 475.1 million during the fiscal year ended March 31, 2002 from Rand 383.1 million in the corresponding period in 2001. During the fiscal year ended March 31, 2002, many Irdeto Access clients changed to the new-generation conditional access (CA) systems and smartcards in order to upgrade their security protection. However, the increase in revenue from this segment relates predominantly to the devaluation of the Rand against the U.S. dollar (41.9%).

Book publishing. Revenues increased by Rand 65.2 million, or 12.0%, from Rand
544.7 million for fiscal 2001 to Rand 609.9 million for the year March 31, 2002. The increase was mainly due to the publication of a new hymn book for the Afrikaans Christian churches in South Africa, which allowed Lux Verbi to increase its revenue from Rand 32.0 million in fiscal 2001 to Rand 77.0 million in fiscal 2002.

Private education. Revenues increased from Rand 447.2 million for fiscal 2001 to Rand 510.6 million for the year ended March 31, 2002, which represents a Rand
63.4 million, or 14.2%, increase. This increase was mainly due to an increase in the number of students and significant growth in sales at Academy of Mathematics.

OPERATING EXPENSES

          The cost of providing services and goods increased by Rand 892.5 million, or 18.2%, to Rand 5,786.6 million during the year ended March 31, 2002, from Rand 4,894.1 million in the corresponding period in 2001. The increase relates mainly to the increase in programming costs, due to the increase in digital subscribers (digital royalties are higher than analog royalties) and the devaluation of the Rand against the U.S. dollar. Increased paper costs (by up to 20%) in the print media segment also contributed to the increase.

          Programming costs for the Naspers group increased by 28.6% from Rand 2,178.3 million to Rand 2,800.9 million due to an increase in such costs in both the Mediterranean and African regions. The Rand 253.9 million cost increase in the Mediterranean region relates predominantly to the growth in the digital subscriber base from 69,271 to 100,313 as of March 31, 2002, combined with the effect of the devaluation of the Rand against the Euro. The future cost of film rights and football programming content remains uncertain in Greece.

          Programming costs for the African region increased by 27.7% from Rand 1,618.1 million in fiscal 2001 to Rand 2065.6 million in fiscal 2002. Approximately 75% of these costs relate to contracts with M-Net and SuperSport International (South African based companies) for the supply of program and film rights and these costs increased from Rand 1,199.1 million to Rand 1,484.1 million due to the depreciation of the Rand. The future trend in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the number of subscribers and the subscription rate payable per subscriber.

          Technology costs increased by 148.8%, or Rand 86.0 million, from Rand
57.8 million in fiscal 2001 to Rand 143.8 million in fiscal 2002 and relates predominantly to the sale of smartcards and I-Chips combined with the impact of the currency movement.

          The increase in programming and technology costs was partly offset by the decline in set-top box sales and the related costs in the subscriber platforms--television segment. These costs decreased by Rand 188.4 million, or 30.0%, to Rand 439.5 million in fiscal 2002 from Rand 627.9 million in fiscal 2001, as set-top box sales in both the African and the Mediterranean regions decreased by Rand 94.0 million and Rand 94.4 million, respectively.

          The business in the African region has reached maturity and the number of new subscriber connections is expected to continue to decline in the future. The future foreign currency exchange rate between the Rand and the U.S. dollar continues to be uncertain. The decline of set-top box costs in the Mediterranean region relates directly to the decline in the Mediterranean subscriber base due to the uncertainty in the market with the launch of the competing platform by Alpha Digital.

          Selling, general and administrative costs increased marginally by Rand
149.2 million, or 4.7%, to Rand 3,340.9 million during the fiscal year ended March 31, 2002, from Rand 3,191.7 million in the corresponding period in fiscal 2001. This increase was primarily due to the devaluation of the Rand against the U.S. dollar. However, the increase was partially offset by the result of the cost cutting initiatives in all major segments combined with significant cost reductions in the internet segment, in particular in South Africa (reduced by Rand 32.4 million, or 8.0%) and China (reduced by Rand 122.0 million, or 62.7%). Naspers is focused on reducing costs, especially in the subscriber platforms--internet segment and expects selling, general and administrative costs to reduce over time.

          Depreciation and amortization charges increased Rand 501.6 million, or 98.8%, to Rand 1,009.5 million during the year ended March 31, 2002, from Rand
507.9 million during the corresponding period in 2001. Depreciation charges increased by Rand 172.2 million from Rand 464.0 million to Rand 636.2 million mainly as a result of the capitalization of lease costs relating to the PAS 10 transponder in the Africa region, as well as depreciation charges in the internet and technology related businesses, relating mainly to the additional acquisition of computer equipment.

          The Naspers group's transponder lease contracts vary in length between 10 and 12 years for transponders with estimated useful life spans of between 12 and 15 years. Naspers accounts for a lease as a finance lease if substantially all the risks and rewards of ownership are transferred to the lessee in accordance with AC105--Leases. The PAS 10 transponder lease is accounted for as a finance lease because the 12-year term of the lease exceeds 75% of the transponder's estimated useful life. The PAS 4 transponder lease was accounted for as an operating lease. The PAS 10 transponder replaced the PAS 4 transponder.

          The amortization charge increased by Rand 329.5 million to Rand
373.4 million for the year ended March 31, 2002 from Rand 43.9 million in the corresponding period in 2001. This increase is due to the amortization of goodwill (a charge of Rand 72.3 million) arising on the acquisition of MIH Limited's interest in Tencent, additional charges of Rand 21.2 million and Rand 19.9 million resulting from the acquisition of additional interests in M-Web Holdings and Educor respectively, and the impairment of goodwill and other intangibles of Rand 114.2 million mainly relating to certain subscriber platforms--internet businesses (comprising Rand 7.9 million in respect of the intellectual property rights and Rand 70.2 million in respect of the subscriber base of Wisdom Online (BVI) Limited, an internet on-line service provider, and Rand 36.1 million relating to the closure of certain internet initiatives in Asia).

OPERATING LOSS

          The operating loss from continuing operations decreased by Rand 27.6 million, or 8.4%, to Rand 300.4 million during the year ended March 31, 2002 from Rand 328.0 million for the corresponding period in 2001 as a result of the combined effect of the foregoing factors.

Subscriber Platforms--Pay-Television. Operating profit amounted to Rand 138.5 million in the 2002 fiscal year, which represented an increase of Rand 50.2 million, or 56.9%, over operating profit of Rand 88.3 million in the 2001 fiscal year. This increase is primarily a result of the continued subscriber migration from the analog to the digital service, but is partially offset by the launch by Alpha Digital of a competing pay-television platform in Greece.

Subscriber Platforms--Internet. Operating loss decreased by Rand 17.6 million, or 2.3%, to Rand 752.6 million during the year ended March 31, 2002, from Rand
770.2 million in the corresponding period in 2001. This decrease mainly arose as a result of reduction in operating expenses before depreciation and amortization from Rand 1,051.6 million in fiscal 2001 to Rand 880.2 million in fiscal 2002. This decrease was mainly achieved by cost-cutting and the closure of some operations. The decrease was however partially offset by an increase of Rand 40.4 million in depreciation during the 2002 fiscal year, and a Rand
249.4 million increase in amortization expense to Rand 287.9 million for the year ended March 31, 2002, from Rand 38.5 million for the corresponding period in 2001. The increase in amortization expense is mainly due to the acquisition of MIH Limited's interest in Tencent BVI and an additional interest in M-Web Holdings during the 2002 fiscal year. Impairments in this segment relating to the closure of certain Asian businesses also contributed to the increase in amortization (Rand 114.2 million).

          Naspers' current internet operations can mainly be divided into the South African and non-South African operations. The non-South African internet operations were a major contributor of losses in the 2001 and 2002 fiscal years. However, these operations were significantly scaled down during the 2002 fiscal year, which should result in a significant reduction in losses in the foreseeable future. The South African operations continue to expand and operating losses have decreased significantly and are expected to continue to decline.

Print Media. Operating profit increased to Rand 268.0 million for the year ended March 31, 2002 from Rand 244.0 million in fiscal 2001, which represents a Rand
24.0 million, or 9.8%, increase. This increase in profitability was mainly due to the increase in advertising revenue generated by the newspaper division, increased profitability in the printing segment and cost savings that were realized from the Paarl Media Holdings merger and the acquisition of Paarl Print.

Technology. Operating profit decreased by Rand 50.2 million, or 50.9%, from Rand
98.7 million during fiscal 2001 to Rand 48.5 million in fiscal 2002 mainly due to (1) the general slowdown in the economy and (2) an increase in amortization of intangibles of Rand 31.7 million. This decrease was partially offset by the revenues generated by the change to the new-generation conditional access systems and smartcards and by Irdeto Access receiving a settlement payment from a negotiated settlement with Canal+ in respect of patent infringement claims brought by Irdeto Access in the United States of America, France and the United Kingdom.

Book Publishing. Operating profits increased by Rand 5.6 million, or 37.6%, from Rand 14.9 million in fiscal 2001 to Rand 20.5 million for the year ended March 31, 2002. The increase in operating profits was achieved mainly due to the 12.0% increase in revenues in this segment combined with cost reduction measures which limited the increase in operating expenses before depreciation and amortization to only 10.6%. Depreciation increased by Rand 4.0 million, or 6.7%, due to capital investments in distribution infrastructure and systems.

Private Education. Operating profit of Rand 7.4 million for the year ended March 31, 2001 was reduced to an operating loss of Rand 10.5 million in the 2002 fiscal year. This result was mainly caused by an increase in amortization expense of Rand 22.5 million to Rand 24.0 million in fiscal 2002 from Rand 1.5 million in fiscal 2001. This increase is due to additional amortization of goodwill on the acquisition of an additional interest in Educor during fiscal 2002. An increase of 14.2% in revenues helped reduce the extent of the increase in operating losses.

FINANCIAL RESULTS, NET

          The net financial results include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received and profits and losses on foreign exchange transactions. The net financial costs increased by Rand 110.3 million, or 36.6%, to Rand 411.8 million during the year ended March 31, 2002 from Rand 301.5 million in the corresponding period of 2001. This increase is primarily a result of the impact of the capitalization of finance leases in the subscriber platform--pay-television segment, which caused an increase in interest paid on finance leases of Rand 79.9 million to Rand 257.7 million for the year ended March 31, 2002 from Rand 177.8 million in the same period in 2001. Naspers capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset's useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. Foreign exchange losses decreased by Rand 107.1 million to a profit of Rand 24.6 million during fiscal year 2002, compared to a loss of Rand 82.5 million in fiscal year 2001. This decrease resulted from the introduction of a single currency in the European Union. Liabilities are now denominated in the same currency as the functional currency in the Mediterranean region, which eliminates the effect of exchange rate fluctuations in that region. Interest received declined by Rand 79.7 million from Rand 169.4 million for the year ended March 31, 2001, to Rand 89.7 million in fiscal 2002, due to the reduction of cash balances in the Naspers group during the year ended March 31, 2002.

SHARE OF EQUITY ACCOUNTED RESULTS

          Naspers' equity results in joint ventures and associated companies increased by Rand 217.0 million to a profit of Rand 157.3 million during the year ended March 31, 2002 from an equity loss of Rand 59.7 million in the corresponding period of 2001. The increase related mainly to reduced losses attributable to MIH Limited's 31.1% interest in UBC and reduced equity losses from MIH Limited's holding in SOE International SA. These results allowed the losses from equity accounted investments to decrease from Rand 161.5 million to Rand 21.0 million in fiscal 2002. Equity accounted profits are mainly attributable to the Naspers group's interest in M-Net and SuperSport, whose results enabled equity accounted profits to increase from Rand 147.3 million in fiscal 2001 to Rand 183.1 million in fiscal 2002. Amortization charges on equity accounted investments decreased from Rand 45.5 million in fiscal 2001 to Rand 4.8 million in fiscal 2002. In fiscal 2001 most of the amortization charge related to the impairment of goodwill on SOE International, whereas in fiscal 2002 no further amortization charge was incurred on that investment.

EXCEPTIONAL ITEMS

          The exceptional items for the Naspers group for the year ended March 31, 2002 amounted to an aggregate net profit of Rand 5.1 million. Exceptional items for the Naspers group resulted mainly from (i) a net dilution profit of Rand 84.9 million, relating to the introduction of new minority shareholders in NetMed (profit of Rand 100.4 million) and MIH Limited (loss of Rand 15.5 million), (ii) profits on the disposal of investments and business units of Rand 106.1 million, relating mainly to profits on the disposal of MultiChoice Middle East (Rand 22.7 million), SOE International SA (Rand 30.4 million) and Integrated Card Technologies (Rand 40.1 million), (iii) the reversal of Rand
8.7 million of provisions for certain warranty claims and investment impairments, (iv) losses on the disposal of investments and business units of Rand 130.8 million, comprising mainly losses on the sale of A-1 Net Holdings Limited (Rand 47.7 million), Eefoo.com.cn (Rand 29.4 million) and 21 Vianet Inc. (Rand 42.8 million), (v) impairments of assets of Rand 28.4 million relating mainly to assets in loss-making internet business units, (vi) loss of Rand 31.8 million on the repurchase of shares by the associated companies M-Net and SuperSport and (vii) restructuring charges (Rand 2.1 million) and a legal claim provision (Rand 1.5 million) incurred by the print media business.

TAXATION

          Income tax decreased to Rand 147.8 million during the year ended March 31, 2002 from Rand 158.3 million in the corresponding period of 2001. The decrease relates mainly to additional tax provisions of Rand 31.8 million recorded during fiscal 2001 for certain taxable African entities.

MINORITY INTEREST

          Minority interest increased by Rand 144.6 million to a credit of Rand
328.1 million during the year ended March 31, 2002, from a credit of Rand 183.5 million in the corresponding period of 2001. The minority interest relates mainly to increased losses reported by MIH Limited.

LOSS FROM DISCONTINUING OPERATIONS

          The loss from discontinuing operations of Rand 605.3 million relates to the operating losses for the year ended March 31, 2002, arising from the OpenTV business of Rand 446.7 million, Mindport of Rand 155.7 million and Lyceum College of Rand 2.9 million. OpenTV contributed a profit of Rand 949.9 million in fiscal 2001, due to the dilution profits generated by the Spyglass transaction. Lyceum College and Mindport incurred losses of Rand 4.9 million and Rand 97.2 million, respectively.

          Mindport is included as a discontinuing operation following MIH Limited's announcement on November 21, 2001, that the stand alone Mindport businesses for Broadband initiatives and integrated business system software products would be discontinued as part of a formal plan established by MIH Limited's management. OpenTV is included as a discontinuing operation following MIH Limited selling its 38.4% effective economic interest in OpenTV to Liberty Media Corporation.

          Lyceum College is included as a discontinuing operation following Naspers' decision in September 2001 that the stand alone businesses for certain distance education operations would be discontinued as part of a formal plan established by Naspers' management.

LOSS ARISING ON DISCONTINUANCE OF OPERATIONS

          The loss arising on discontinuance of operations relates to closure costs and impairments of assets relating to the discontinuing operations. The total loss for the current year amounted to Rand 952.3 million. Closure costs, write-offs and teach-out costs relating to Lyceum College amounted to Rand 74.4 million. Impairments of goodwill and other assets relating to Mindport and OpenTV amounted to Rand 116.4 million and Rand 761.5 million, respectively.

NET LOSS

          As a result of the foregoing factors, Naspers recorded a net loss of Rand 1,923.3 million during the year ended March 31, 2002, compared with a profit of Rand 999.9 million for the fiscal year 2001.

INFLATION

          Inflation in South Africa has decreased significantly during the last ten years. The inflation rate as of March 31, 2003 was 9.3% and as of July 31, 2003 was 6.6%. The stated intention of the South African Reserve Bank is to reduce South Africa's inflation rate to between 3% and 6%. However, South Africa's inflation rate is still above the levels of inflation that exist in many other countries. Naspers' operations have not in recent years been materially adversely affected by inflation.



5.B.     LIQUIDITY AND CAPITAL RESOURCES

          Naspers' business and growth strategy has in the past required substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the subscriber platforms and technology segments. The requirement for externally generated funding has reduced substantially over the fiscal year ended March 31, 2003, as the profitability and cash generation of the group's subscriber platform businesses increased significantly.

          Naspers relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. The ability of Naspers to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by the Naspers group's South African pay-television and other businesses cannot currently be utilized outside South Africa without exchange control approval. While such restrictions have been liberalized in recent years, the ability of a South African company to raise and deploy capital outside South Africa remains subject to significant restrictions.

          The operations of Naspers were funded in various ways over the past three fiscal years. The subscriber platform and technology businesses were primarily funded by proceeds raised from a follow-on public equity offering by MIH Limited in April 2000, and some debt financing. Media24 used its balance sheet and its capacity to generate cash to incur debt to finance its property, plant and equipment refurbishment and certain acquisitions. Nasboek and Educor used their respective balance sheets to fund operations via debt. Naspers has also provided funding to Educor and Nasboek, to assist those businesses through the seasonal nature of their operations and the resulting inconsistent cash flows.

          Naspers and its subsidiaries undertook a number of major capital raisings in the past three fiscal years.

          In April 2000, MIH Limited completed a follow-on offering on Nasdaq and Euronext of 4,511,000 Class A ordinary shares, including shares issued pursuant to the exercise of over-allotment options, for gross proceeds of approximately Rand 1,205 million (U.S. $180.4 million).

          On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately Rand 489.7 million (U.S. $46.2 million) in cash, before transaction costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited's interest in OpenTV was held through OTV Holdings Limited, a wholly owned indirect subsidiary of MIH Limited. Disposal costs amounted to approximately Rand 159 million (U.S. $15.0 million). In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (U.S. $17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid Rand 47.7 million (U.S. $4.5 million) to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction. During the year ended March 31, 2003 Naspers disposed of approximately 13.4 million Liberty Media Corporation shares for gross proceeds of approximately Rand 1,098.9 million (U.S. $ 130.6 million).

          As of March 31, 2003, Naspers had total debt (including finance leases and program and film broadcasting rights) of approximately Rand 4.7 billion, or U.S. $595.5 million. Naspers' ratio of debt to equity at that date was 1.35.

          Naspers' general approach has been to acquire developing businesses and inject cash into those businesses sufficient to meet the cash needs of the business until it can, within a predictable period of time, become self-funding. This general approach was especially evident during the 2001 and 2002 fiscal years in the technology and subscriber platforms--internet businesses. The focus during the 2003 fiscal year was more on increasing profitability and cash generation and with less of an emphasis on developing new business initiatives. The focus on increased profitability and cash flow generation will continue in the foreseeable future, although Naspers will continue to evaluate potential growth opportunities within its areas of expertise. Naspers may grow its business in the future through the acquisition of developing companies and making equity investments in developing companies. Naspers anticipates that it may fund future acquisitions and investments through issuances of debt or equity and available cash resources.

          The Naspers group's print media and technology segments are currently self-funding and are not expected to require any additional capital or funding based on their existing business plans. The group's private education and book publishing segments are expected to only require modest levels of working capital funding from Naspers due to the seasonality of those businesses. The subscriber platforms--pay-television businesses in Africa are currently self funding. The subscriber platforms--pay-television businesses in the Mediterranean required additional funding during the 2003 fiscal year. The emergence and subsequent liquidation of Alpha Digital, a competitor in Greece, adversely affected the group's subscriber numbers in this region and significantly increased the cost of programming. Naspers anticipates that the subscriber platform business in the Mediterranean will continue to utilize a significant amount of cash in the 2004 fiscal year and probably in the 2005 fiscal year. The subscriber platforms--internet businesses in Thailand, Africa and China (excluding Tencent) continued to require funding in the 2003 fiscal year and are expected to require further funding during the 2004 fiscal year.

          The Naspers group's net cash from operating activities increased by Rand 1,450.1 million from cash utilization of Rand 384.2 million at March 31, 2002 to cash generated of Rand 1,065.9 million at March 31, 2003. The turnaround relates mostly to the increased cash generated by the subscriber platforms--pay-television businesses in Africa, the significant decrease in cash utilized by the subscriber platforms--internet businesses in Africa and Asia, and the decrease in cash utilized by the discontinuing operations of OpenTV and Mindport Broadband in the technology segment. The subscriber platforms--pay-television segment required further cash for its operating activities in Greece, as programming costs increased and analog subscriber numbers decreased, mainly due to the launch and subsequent liquidation of Alpha Digital. The operations in Africa have been self-funding. All the internet operations, with the exception of Tencent, continued to require limited funding for their operating activities.

          When the operating activities of the discontinued operations are excluded, the Naspers group's continuing operations generated cash from operating activities of Rand 1,342.9 million for the year ended March 31, 2003, compared to Rand 189.7 million of cash generated in the year to March 31, 2002. This is mainly due to an improvement in the operating results of the subscriber platforms segments.

          In the year ending March 31, 2003, net cash from investing activities increased from cash used of Rand 1,088.0 million at March 31, 2002, to cash generated of Rand 233.7 million. Naspers engaged in the following major cash investing activities during fiscal 2003.

          The Naspers group invested Rand 492.1 million on property, plant and equipment for fiscal 2003, mainly relating to the acquisition of printing equipment in the print media segment and computer and other equipment in the subscriber platforms - pay television segment. Currently budgeted capital expenditure (including commitments under contracts already in place of Rand
110.3 million) amounts to Rand 379.0 million as at March 31, 2003. Subsequent to March 31, 2003, the Naspers board approved additional capital expenditure of approximately Rand 190 million for the print media businesses. The capital expenditure relates to a replacement gravure printing press for Paarl Media, increasing the printing facility for the Boland regional newspapers and an upgrade of the newspaper printing facilities in Johannesburg to handle additional capacity, mainly for the Daily Sun. This capital expenditure will be incurred over the next three fiscal periods (fiscal 2004 to 2006). Naspers does not expect to incur any other significant additional capital expenditures during the next twelve months or the foreseeable period thereafter based on its current business plan.

          The disposal of OpenTV during fiscal 2003 resulted in a net outflow of consolidated cash in the amount of Rand 544.1 million, being the difference between the cash on hand within OpenTV at the date of disposal less the cash proceeds received and related costs incurred as part of the disposal transaction. The disposal of approximately 13.4 million Liberty Media Corporation shares yielded gross proceeds of Rand 1,098.9 million.

          Net cash utilized in financing activities amounted to Rand 636.3 million during the year ended March 31, 2003. No new shares were issued by Naspers for cash during fiscal 2003 compared to Rand 84.5 million in the corresponding period in 2002. The net repayments of long-term loans and liabilities amounted to Rand 520.1 million for the year ended March 31, 2003, compared to Rand 754.0 million received from increased long-term loans and liabilities in 2002. The repayments of capitalized finance lease liabilities amounted to Rand 191.3 million in fiscal 2003, compared to Rand 227.5 million in the year ended March 31, 2002.

          At March 31, 2003, and March 31, 2002, Naspers had combined cash balances of Rand 2,792.1 million and Rand 2,998.5 million, respectively, and available unused overdraft borrowing facilities of Rand 828.4 million as at March 31, 2003.

          Although Naspers anticipates continuing to use further amounts of cash in connection with the operation of some of its businesses, Naspers believes that its cash and cash equivalents, and the expected cash inflows and other funding described above, will be sufficient to satisfy its expected needs for working capital and capital expenditure through March 31, 2004. In addition, several of Naspers' subsidiaries have working capital bank facilities. Naspers anticipates funding its future operations and obligations through a combination of cash on hand, internally generated cash flows (primarily from the subscriber platforms--Africa and print media businesses), the utilization of existing credit facilities (Rand 828.4 million as at March 31, 2003) and potential future equity raisings (although this is not required to fund existing business plans). Naspers' liquidity resources are subject to change as market and general economic conditions change. Increases in liquidity could result from an increase in cash flows from operations or from a divestiture of assets. Decreases in liquidity could result from weaker than expected cash flow from operations caused by lower subscriber numbers and lower demand for the services Naspers offers, from exchange rate fluctuations which have been and are expected to be significant, or from lower prices for its products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could significantly reduce Naspers' liquidity resources.

          Naspers' net cash used in operating activities decreased by Rand 413.9 million from Rand 798.1 million at March 31, 2001, to Rand 384.2 million at March 31, 2002. The utilization during those fiscal years related mostly to the cash resources required by the technology and subscriber platforms segments over those fiscal years. The cash used in the technology segment related primarily to the losses and closure costs involved in discontinuing the Mindport operation. OpenTV funded its own operations from internal resources during fiscal year 2002. The subscriber platforms--pay-television segment required funding for its operations, mainly due to the launch by Alpha Digital of a competing platform in the Mediterranean region. The operations in Africa have been completely self-funding. All the internet operations, with the exception of Tencent, continued to require funding for their operating activities.

          Excluding discontinued operations, Naspers' continuing operations generated cash from operations of Rand 189.7 million for the year ended March 31, 2002, compared to Rand 365.6 million of cash consumed in the year to March 31, 2001. This is mainly due to an improvement in the operating results of the subscriber platforms segments.

          In the year ending March 31, 2002, net cash used in investing activities increased from cash used of Rand 662.0 million at March 31, 2001 to cash used of Rand 1,088.0 million. Naspers engaged in the following major cash investing activities during fiscal 2002:

          Naspers spent Rand 551.6 million on property, plant and equipment for fiscal 2002, mainly relating to the acquisition of computer equipment in the technology and subscriber platforms-internet segments. Budgeted capital expenditure (including commitments under contracts already in place of Rand 88.8 million) amounted to Rand 513.4 million as at March 31, 2002.

          Net cash from financing activities was Rand 818.9 million and Rand 1,395.6 million for the years ending March 31, 2002 and 2001, respectively. The most significant activity for fiscal 2001 pertains to the follow-on public offering by MIH Limited on Nasdaq and Euronext which raised Rand 1,205 million (U.S. $180.4 million) before expenses. During fiscal 2002, Naspers utilized Rand
526.5 million from its facilities to finance mainly capital expenses and acquisitions. Naspers sold Class N ordinary shares for proceeds of Rand 84.5 million, which was utilized as partial payment for an additional interest of 47.92% in Educor.

          In March 2001, Naspers concluded an agreement under which Paarl Print was acquired for approximately Rand 63 million. This business now forms part of Paarl Media.

          In May 2001, Naspers acquired a 46.4% stake in Tencent for a cash purchase price of Rand 266.0 million. Subsequent to this acquisition, additional cash funding of Rand 8 million, in proportion to its shareholding, was made available to Tencent by Naspers.

          During May 2001, Naspers acquired an additional 47.92% interest in Educor. The purchase price was Rand 86.6 million, which was settled using a combination of cash and Class N ordinary shares.

          In July 2001, OpenTV acquired a 100% interest in Static 2358 Limited (static), a privately-held leading interactive television media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and optionholders received an aggregate amount of 2,719,048 OpenTV Class A ordinary shares with a value of Rand 307.2 million at the acquisition date and approximately Rand 102.1 million in cash.


5.C.     RESEARCH AND DEVELOPMENT

          Naspers expenses research and development costs in the financial period during which they are incurred. The amounts spent by Naspers on research and development do not materially affect Naspers' results of operations.


5.D.     TREND INFORMATION

          The Naspers group's revenue growth has been affected mainly by the fact that its subscriber platform businesses in South Africa have reached maturity which has slowed the revenue growth over the past two fiscal years. Naspers expects this trend to continue until such time as general economic conditions become more favorable. Also see the discussion on general economic trends and the recent global economic downturn discussed under the heading "Risk Factors".

          The growth rate in subscribers to Naspers' television platforms has slowed during the past year. Total subscribers increased from 2,011,000 at March 31, 2002 to 2,052,952 at March 31, 2003. The number of subscribers to Naspers' analog service continues to decrease. However, migration of subscribers from Naspers' analog service to its digital service has increased the number of subscribers to Naspers' digital platforms. Digital subscriber numbers now significantly exceed analog subscriber numbers. The Naspers group derives a higher revenue and profit margin per subscriber from digital subscribers than from analog subscribers. Accordingly, increasing the number of digital subscribers as a proportion of total subscribers improves the profitability of Naspers' pay-television operations. However, the migration rate from analog to digital service has slowed and will continue to slow as fewer subscribers remain on analog service. This may cause the digital subscriber base to grow at a slower rate than it has in the past.

          In the Mediterranean region, the broadcast television business tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the soccer and basketball seasons have ended. In addition, the launch of a competing platform by Alpha Digital caused turbulence and confusion in the market. This resulted in an accelerated loss of analog subscribers and an increase in the cost of sports rights and programming costs, thus delaying Naspers' Greek operations achieving profitability. The analog subscriber base declined by 29.7% to 115,985 households between March 31, 2002, and March 31, 2003. However, Nova (the digital television service) maintained its leading position in the region by adding 31,042 digital subscribers to end the 2003 fiscal year with 139,748 subscribers.

          Political and regulatory pressures also are making it increasingly difficult to maintain exclusive rights to sports programming.

          Advertising revenues from newspapers are expected to remain strong in the foreseeable future due to the increased focus on regional advertisers and a recovery in national advertising. Advertising revenues from magazines showed an improvement after being depressed due to spending cut-backs by national advertisers. Advertising revenues from television increased during the 2003 fiscal year by 16.3% to Rand 58.5 million, which contributed to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the internet were insignificant in the 2002 fiscal year, but increased to Rand 42.7 million for the year ended March 31, 2003. This growth was mainly attributable to advertising from Naspers' instant messaging business, Tencent. Naspers expects further growth in internet advertising in the foreseeable future.

          Although the growth in e-commerce revenues experienced by the Naspers group's internet platforms is encouraging, total e-commerce revenues remain low. Naspers expects e-commerce revenues to remain low until the general economy improves and user acceptance of e-commerce initiatives to accelerate.

          Irdeto Access' business has increasingly focused on software and it is expected that revenue from the sale of hardware and components will continue to decline. The decline in Irdeto Access's revenue in fiscal 2003 was due to reduced spending on technology related products worldwide as a result of the general economic slowdown. Naspers do not foresee a significant improvement in technology related spend in the near future.

          According to long term data from the Audited Bureau for Circulation, or "ABC", the newspaper market in South Africa is relatively mature and stable. Until the late 1980's when Media24 acquired City Press, the Sunday newspaper title, Media24's portfolio consisted mainly of Afrikaans titles. Over the last few years, Media24's product mix has been broadened by strategic acquisitions and new launches. Currently, Media24 has approximately 37% of the paid newspaper market in South Africa, of which approximately 20% relates to newspapers published in Afrikaans and 17% relates to newspapers published in English. The English portion is set to increase with the recent launch of a new English daily tabloid, the Daily Sun. According to ABC data, the total number of paid newspapers sold per week in South Africa increased from 8,567,015 copies in 1998 to 9,120,231 copies in 2003. This represents a 6.5% increase over the five-year period. Over the same period, Media24 increased its weekly paid newspaper circulation by 46.4% from 2,279,701 copies to 3,338,585 copies per week.

          A large number of titles also have been added to Media24's magazine portfolio over the last six years. Media24 added these titles to its portfolio due to specific trends in the international magazine market that also were evident in South Africa. There has been a marked worldwide decline in the circulation levels of general interest, broad based magazines, and a rapid fragmentation of the magazine market. The number of consumer titles available in South Africa has more than doubled over this period to in excess of 400 titles and an increasing number of international titles have become available in South Africa.

          Media24 sold more than 900,000 copies of general interest magazines (Huisgenoot, You and Drum) per week during the July-December 1996 ABC period. That circulation steadily declined to 665,004 in the January-June 2003 ABC period.

          To compensate for the decline in the circulation of general interest magazines, Media24 started a number of international titles in South Africa, some in partnership with other companies on a license basis or for a set fee. These include Men's Health, FHM, Golf Digest, Cosmopolitan, Shape and Runner's World.

          Book publishing revenues were under pressure during the fiscal year ended March 31, 2003, but are expected to resume moderate growth during the 2004 fiscal year. However, the Naspers group is not expecting significant growth in the foreseeable future, mainly due to the fact that the market is quite mature in South Africa and highly competitive.

          Private education revenues have steadily improved over the last couple of fiscal years. Naspers expects this moderate growth to continue as student numbers increase marginally and course fees are adjusted due to inflation. In particular, the outlook for the corporate market is positive.


5.F.     OBLIGATIONS AND COMMITMENTS

          The table below sets forth Naspers' obligations and commitments to make future payments under contracts and contingent commitments as of March 31, 2003.



                                                         PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS                           LESS
                                                  THAN                            MORE THAN
                                      TOTAL      1 YEAR    1-3 YEARS   3-5 YEARS   5 YEARS
                                    -------    --------    ---------   ---------  ---------
                                                       (RAND IN MILLIONS)
Long term debt..................    1,080.3      634.7        87.2      152.1       206.3
Program and film rights.........      474.3      316.8       157.5          -           -
Finance lease commitments
excluding interest..............    2,572.3      295.1       531.7      583.7     1,161.8
                                    -------    -------       -----      -----     -------
Total...........................    4,126.9    1,246.6       776.4      735.8     1,368.1
                                    =======    =======       =====      =====     =======

                                              AMOUNT OF COMMITMENT EXPIRING PER PERIOD
OTHER COMMERCIAL COMMITMENTS                       LESS THAN              3-5       MORE THAN
                                        TOTAL      1 YEAR     1-3 YEARS   YEARS     5 YEARS
                                      -------     --------    ---------   -----     ---------
                                                        (RAND IN MILLIONS)

Capital expenditure commitments.        110.3        110.3          -         -          -
Operating lease payments........        626.7        154.1      263.1     136.2       73.3
Program and film rights.........        782.4        646.1       95.0      41.3          -
Set top boxes...................          1.2          1.2          -         -          -
Network supply agreements.......        110.3         67.6       32.0      10.7          -
Service contracts...............         64.4         19.5       21.8      23.1          -
Software licenses...............          3.8          3.8          -         -          -
Buildings.......................          7.1          7.1          -         -          -
Guarantees......................         90.1         90.1          -         -          -
                                      -------      -------      -----     -----       ----
Total...........................      1,796.3      1,099.8      411.9     211.3       73.3
                                      =======      =======      =====     =====       ====

          At March 31, 2003, Naspers had gross long-term loans and liabilities of Rand 4,126.9 million (2002: Rand 5,773.9 million). Of these obligations, Rand 2,572.3 million (2002: Rand 3,316.9 million) consist of finance lease commitments, with Rand 2,375.4 million (2002: Rand 3,088.2 million) relating to transmission equipment, including satellites, transponders and transmitters, used by pay-television operations in Africa and the Mediterranean. The transmission equipment finance lease obligation decreased by Rand 712.8 million mainly due to the translation of the U.S. dollar and Euro denominated finance lease commitments to South African Rand. At March 31, 2003 these finance lease commitments were translated at Rand 7.90 (2002: Rand 11.36) to the U.S. dollar and Rand 8.61 (2002: 9.88) to the Euro. No new significant leases were entered into as the Naspers group did not require additional transponder capacity in 2003. The Naspers group does not require any additional transponder capacity in the near future for its current operations.

          Other long-term debt decreased to Rand 1,080.3 million as at March 31, 2003, consisting of interest bearing liabilities of Rand 1,038.9 million (2002:
Rand 1,748.3 million) and non-interest bearing liabilities of Rand 41.4 million (2002: Rand 63.1 million). Interest bearing long-term liabilities decreased mainly due to MIH (BVI) Limited repaying some of its ABSA loan facility. MIH
(BVI) Limited had Rand 197.4 million outstanding at March 31, 2003 (U.S. $25 million) on its ABSA loan facility compared to Rand 721.2 million (U.S. $63.5 million) as at March 31, 2002.

          Included in the interest bearing liabilities of the Naspers group are certain structured finance arrangements with a total gross value of Rand 1,279.9 million (2002: Rand 1,302.9 million). Since 1997, the Naspers group has replaced a significant amount of infrastructure, especially in its print media segment. The financing for the acquisition of various items of printing equipment and buildings has been completed by raising external debt from banks. The Naspers group has however structured these financing arrangements to provide a beneficial after-tax interest cost, as well as repayment terms that will allow the Naspers group to match future expected cash flows from these assets with such repayment terms. All the structured finance liabilities of the Naspers group have been reflected on Naspers' balance sheet under both South African and U.S. GAAP. For South African GAAP purposes, certain assets have been presented net against the debt incurred to acquire the asset.

          The South African Revenue Services have adopted an aggressive approach to structured finance arrangements. The deductions and allowances that Naspers has taken in the past and may anticipate taking in the future in connection with some or all of these structured finance transactions may not be allowed by the South African Revenue Services. Any liability Naspers may incur as a result of the disallowance of such deductions or allowance claimed by Naspers is not expected to have a material adverse effect on Naspers because it has provisioned for the potential disallowance.

          MIH Limited (MIH (BVI) Limited's predecessor in title) entered into a U.S. $40.0 million (Rand 273.9 million) loan facility with ABSA Bank Limited
(ABSA). This facility comprises a term loan of U.S. $25.0 million (Rand 171.2 million) and a guarantee facility of U.S. $15.0 million (Rand 102.7 million). The guarantee facility is used by MIH (BVI) Limited to guarantee the borrowings of its subsidiaries under loan agreements entered into with local banks in the jurisdictions in which such subsidiaries operate. MIH (BVI)
Limited has drawn U.S. $25.0 million (Rand 171.2 million) under the ABSA loan facility, which amounts are repayable in March 2004 and bear interest at LIBOR plus 2%. A covenant in the loan facility requires the aggregate amount of one-third of the prevailing market value of the UBC shares held by MIH (BVI) Limited, one-half of the prevailing market value of the Liberty Media Corporation shares held by MIH (BVI) Limited and the cash deposited with ABSA as security in respect of the facility, to exceed, at all times, the total amount of loans made and guarantees given under the facility. In addition, MIH
(BVI) Limited has agreed that the net consolidated indebtedness of the MIH
(BVI) Limited group will not exceed 30% of the total consolidated market value of the MIH (BVI) Limited group and that the consolidated financial indebtedness of the MIH (BVI) Limited group will not exceed U.S. $300.0 million (Rand 2,054.2 million). A significant change in the market value of MIH (BVI) Limited may result in it breaching these covenants. The Naspers group has pledged shares in the following companies as security in relation to the facility: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Irdeto BV, Myriad Holdings Africa BV, NetMed NV, Liberty Media Corporation and UBC. To prevent restrictions upon the group's ability to draw funds under the ABSA facility after the completion of the OpenTV transaction, MIH Limited granted security over the shares of Liberty Media Corporation common stock acquired by it in favor of ABSA in lieu of ABSA's prior security interest in the OpenTV shares held by MIH Limited. Pursuant to the merger between MIH Limited and MIH (BVI) Limited, MIH (BVI) Limited has assumed all the rights and obligations of MIH Limited under the agreements with ABSA.

          Included in Naspers' interest bearing liabilities of Rand 1,748.3 million at March 31, 2002, (2003: Rand nil) is a Rand 151.4 million loan relating to Naspers' Phutuma Futhi scheme. The Phutuma Futhi share scheme was established to increase ownership of M-Net and SuperSport shares by previously disadvantaged groups in South Africa. On April 4, 1998, MultiChoice Africa transferred 28 million of its shares in M-Net and SuperSport into a trust for a consideration of Rand 112 million. These shares represent approximately 50% of the shares in M-Net and SuperSport held by MultiChoice Africa. The trust is consolidated for accounting purposes. The trust financed 90% of the consideration by way of bank borrowings, with participating purchasers from previously disadvantaged groups paying the remaining 10% of the purchase price. The date on which purchasers have the right to acquire the shares has been extended to October 31, 2005. The purchasers have the right to acquire the shares by paying a designated exercise price. If on October 31, 2005, M-Net and SuperSport's share price is less than the designated exercise price (and the purchasers, therefore, do not exercise their rights to purchase the shares), MultiChoice Africa may be required to reacquire ownership of the M-Net and SuperSport shares sold to the trust. The Rand 151.4 million loan was repaid during fiscal 2003 by MultiChoice Africa.

          Naspers established the Welkom empowerment scheme in 1998 to increase the ownership of Class N ordinary shares by previously disadvantaged groups in South Africa. Under the terms of the Welkom Trust Share Scheme, prospective shareholders subscribed for 4,003,740 convertible debentures at Rand 42 each for a gross amount of Rand 168.2 million. The share scheme participants were required to pay a 10% deposit upon subscription for the debentures, with the balance of the principal amount being borrowed from various financial institutions. Naspers made interest payments to the financial institutions based on the coupon rate on the debentures of 9.25%. Naspers accrued the interest rate differential between the coupon rate of 9.25% and the funding rate of 23.19% on the funds lent by the financial institutions. The possible future repayment of the funds provided by the banks and the accrued interest rate differential depended upon whether the share price of Class N ordinary shares equaled or exceeded Rand 56.99 per share on September 9, 2003. Had the target price been achieved, Naspers would have issued 5,605,236 Class N ordinary shares to the shares scheme participants upon conversion of the debentures to settle the outstanding debt and the accrued interest. The target price was however not achieved and Naspers was called upon to repay the borrowings from the financial institutions and accrued interest thereon. Naspers settled the outstanding capital and accrued interest on the borrowings of approximately Rand 330 million on September 9, 2003. This repayment was partly funded by internal cash resources and by entering into a loan agreement for Rand 180 million with a financial institution.

          Since the target price was not reached on September 9, 2003, Naspers granted the Welkom participants non-renouncable offers to subscribe for 5,605,236 Class N ordinary shares during the 30-day period commencing September 9, 2006. The price at which scheme participants will have the right to subscribe for a Class N ordinary share is Rand 31.96.

          Liabilities in respect of program and film broadcasting rights decreased from Rand 645.7 million in fiscal 2002 to Rand 474.3 million at March 31, 2003. The decrease is mainly due to the appreciation of the Rand against the U.S. dollar and Euro. Program and film broadcasting rights are non-interest bearing liabilities. In addition, Naspers had future commitments relating to program and film broadcasting rights of Rand 782.4 million at March 31, 2003. Although these commitments arise out of contracts entered into by the Naspers group, any future payments under those contracts are conditional on the occurrence of certain future events.

          Naspers had utilized overdraft and short-term loans of Rand 614.1 million at March 31, 2003, compared to Rand 1,116.6 million in fiscal 2002. The decrease was mainly due to the decrease of U.S. dollar and Euro denominated facilities due to the appreciation of the Rand.

          As part of the process of managing the Naspers group's mix of fixed and floating rate borrowings, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are considered based on expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, for hedging purposes. As at March 31, 2003, 60.2% of the long-term liabilities of Rand 4,126.9 million had fixed interest rate profiles of more than one year, 29.2% of these liabilities were fixed for less than one year, 9.6% of these liabilities were floating and 1.0% of these liabilities were interest-free.

          The Naspers group had undrawn banking facilities of Rand 828.4 million as at March 31, 2003. Facilities which are on-call represented Rand 752.3 million and the balance of these undrawn facilities of Rand 76.0 million expire within two years. These facilities are in most instances subject to review and renewal within annual cycles. The Naspers group is in constant discussions with various financial institutions concerning changes to the terms of its existing facilities and future funding requirements.


                          ACQUISITIONS AND DISPOSITIONS

YEAR ENDED MARCH 31, 2003

          On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement, a share sale agreement, a shareholders agreement and a letter of guarantee, and on September 13, 2002, related parties entered a subscriber conversion agreement, the collective effect of which was that Fidelity agreed to acquire a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment of an amount which was to be calculated with reference to the value of a subscriber base to be transferred to NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and Myriad believed that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad have initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.

          In August 2002, MIH Limited sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIH Limited obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand
180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid R47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. OpenTV's results have been included in Naspers' financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

          In December 2002, a merger agreement was concluded in terms of which MIH Limited merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIH Limited's outstanding shares were cancelled and delisted from the Nasdaq National Market and, pursuant to the merger, MIH
(BVI) Limited was the sole surviving entity. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIH Limited A ordinary share. Naspers further concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. This reorganization was conducted to significantly simplify the corporate structure and operation of Naspers. The total purchase consideration of Rand 3,376.2 million (including expenses of Rand 52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,080.6 million), intangible net assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,329.3 million to subsidiaries and Rand 472.7 million to associated companies and joint ventures). The intangible assets and goodwill are to be amortized over their estimated useful lives. The goodwill is mainly attributable to synergies between the various media businesses and the market position of certain business units within Naspers.

          On July 3, 2003, Media24 Limited acquired, pursuant to a put option exercised by the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited, for a purchase consideration of Rand 95 million in cash. This will increase Media24's effective financial interest in Paarl Media to 84.21%.

          NetMed announced on June 19, 2003, that subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA, pursuant to which Teletypos would exchange its interest in MultiChoice Hellas SA for approximately Euro 6,6 million in cash and a 12.5% equity interest in NetMed.

          On August 11, 2003, Tencent bought back some of its own shares, resulting in the group owning through its subsidiary, MIH QQ (BVI) Limited, 50% of the share capital of Tencent, with the founding members owning the remaining 50%.

YEAR ENDED MARCH 31, 2002

          In March 2001, Media24 acquired Paarl Print (Pty) Ltd from Eagle Media
(Pty) Ltd for approximately Rand 63.0 million in cash. Paarl Print, which specializes in printing high quality flatsheet magazines, pamphlets and labels, was merged with National Book Printers, Media24's book printing division and now forms part of Paarl Media Holdings (Pty) Ltd. The excess of the value of the investment over the fair value of the net assets acquired amounted to Rand 16.1 million. This excess amount was allocated to goodwill, and will be amortized over the estimated useful life of the investment of eight years. If Paarl Media Holdings is not listed on the JSE Securities Exchange South Africa prior to April 1, 2005, the minority shareholders in Paarl Media Holdings can require Media24 to acquire their shares at fair value. The estimated fair value of the minority interest as at March 31, 2002 is approximately Rand 173.4 million.

          In May 2001, MIH Limited acquired a 46.4% stake in Tencent, which provides services to Tencent PRC, is the licensed operator of QQ, the instant messaging platform in China, for a purchase price (including costs directly attributable to the acquisition) of Rand 266 million in cash. Subsequent to this acquisition, the Naspers group provided additional cash funding of Rand 8 million to Tencent, in proportion to its shareholding. The purchase price was allocated to net tangible assets acquired of Rand 32.8 million and goodwill of Rand 241.2 million, which will be amortized over an estimated useful life of three years.

          During May 2001, the Naspers group acquired an additional 47.92% interest in Educor Limited, the group's private education subsidiary. This acquisition took the group's interest in Educor to 93.5%. The acquisition was undertaken by way of a Section 311 scheme of arrangement under the South African Companies Act, 1973. The purchase consideration amounted to Rand 86.6 million and was settled using a combination of Class N ordinary shares and cash. Educor was subsequently delisted from the JSE Securities Exchange South Africa. The excess of the purchase price over the fair value of the net assets of Educor of Rand 114.7 million was allocated to goodwill and will be amortized over the estimated useful life of five years.

          In July 2001, OpenTV acquired a 100% interest in Static 2358 Limited (Static), a privately-held leading interactive television media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and optionholders received an aggregate amount of 2,719,048 OpenTV Class A ordinary shares with a value of Rand 307.2 million at the acquisition date, and approximately Rand 102.1 million in cash. The cash component included approximately Rand 8.8 million in termination payments made to certain senior Static personnel whose employment was terminated in connection with the transaction. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static received an additional consideration of 626,872 Class A ordinary shares, which were issued in early 2002. Additional goodwill of Rand 29.8 million was recorded based on the fair value of the shares at the date of the subsequent issuance. The total purchase consideration (including expenses of Rand 12.1 million) was allocated based upon the fair value of the net assets acquired as follows: net liabilities (Rand 44.2 million), intangible net assets, other than goodwill (Rand 132.8 million) and goodwill (Rand 357.4 million). The intangible assets are to be amortized over their estimated useful lives of three years and goodwill is to be amortized over its useful life of five years. The issuance of shares by OpenTV to acquire Static gave rise to a dilution loss of Rand 131.2 million.

          In July 2001, the Naspers group concluded a scheme of arrangement under Section 311 of the South African Companies Act, 1973, to acquire an additional 18.59% interest in M-Web Holdings, the Naspers group's on-line service provider in South Africa. An exchange ratio of 15 M-Web Holdings shares for each Class N ordinary share was used to determine the consideration paid by Naspers. A total of 4,690,450 Class N ordinary shares were issued for a total purchase consideration of Rand 144.4 million. Goodwill of Rand 158.7 million was attributable to the excess of the purchase price above the fair values of the net assets of M-Web Holdings. The goodwill will be amortized over its estimated useful life of five years. M-Web Holdings was subsequently delisted from the JSE Securities Exchange South Africa.

          During July 2001, MIH Limited disposed of its 100% interest in A-1 Net Holdings Limited (an internet on-line service provider) and its wholly owned subsidiary, M-Web Online Company Limited, for a total consideration of Rand 8.2 million, resulting in a loss on disposal of Rand 47.7 million.

          During July 2001, the Naspers group reduced its 40% interest in its joint venture, SOE International SA (a holding company of a Greek soccer team), which also owns AEK PAE and Basic Hellas SA, to a 15% direct holding in AEK PAE for no consideration. These shares were sold for no consideration because SOE International was sustaining losses, which were being funded in part by the Naspers group. Naspers impaired the carrying amount of its investment during March 2001 and recorded impairment losses of Rand 45.5 million. A net profit on disposal of Rand 30.5 million was recorded during the 2002 fiscal year, mainly as a result of the release of the foreign currency translation reserve previously recorded. Naspers continues to have a 15% non-funding investment in AEK PAE. This interest has been accounted for using the equity method up until the date of the disposal of the shares in

SOE International and as an investment at cost thereafter as the group no longer exercises significant influence over its operations. The Naspers group no longer has an obligation to fund any future losses of AEK PAE.

          In October 2001, the Naspers group's subsidiary NetMed, the holding company of the television subscription platform in the Mediterranean region, issued 622 Class E ordinary shares (representing a 5% interest in NetMed NV) to Antenna for a total consideration of Rand 115.9 million. Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a 4.16% dilution in the group's interest in NetMed, and the group recorded a consequent dilution gain of Rand 100.4 million.

          During December 2001, the Naspers group disposed of its 100% investment in Eefoo.com (BVI) Limited, a Chinese internet financial portal, which through its wholly owned subsidiary, Eefoo.com (Mauritius) Limited, owns a 52.5% equity interest in Shanghai Eefoo Network Technology Development Company Limited. This investment was disposed of for a cash consideration of Rand 3 million, resulting in a loss on disposal of Rand 29.4 million.

          During March 2002, the Naspers group disposed of its 10% interest in 21 Vianet Inc. for a consideration of Rand 11.4 million, resulting in a loss on disposal of Rand 42.8 million.

          MultiChoice Egypt, a business conducted in Egypt by the Naspers group, was liquidated with effect from March 31, 2002. The remaining assets of MultiChoice Egypt were sold to Cable Network Egypt (CNE) in consideration for shares issued to MultiChoice Africa by CNE. This increased the Naspers group's ownership of CNE from 10.5% to 16.5%. During January 2002, the Naspers group disposed of its 45% investment in MultiChoice Middle East Inc., resulting in a net profit on disposal of Rand 22.7 million.

YEAR ENDED MARCH 31, 2001

          In February 2000, Myriad International Holdings BV acquired, for an acquisition price of U.S. $25 million, an effective 75% equity interest in Internet Knowledge Service Center Co. Limited (IKSC) which, in turn, owned approximately 52.5% of the share capital of KSC Commercial Internet Company Limited ("KSC Comnet"), a Thai ISP. The balance of the shares in IKSC, were held by Jasmine International PCL, which company also owned a direct 12.5% shareholding in KSC Comnet. Pursuant to a reorganization, Jasmine International transferred its direct shareholding in KSC Comnet to IKSC and acquired an additional 12.5% stake in IKSC, bringing its shareholding to 37.5%, and that of Myriad Holding International Holdings to 62.5%. As a result of this reorganization, IKSC's interest in KSC Comnet increased from 52.5% to 65%.

          In March 2000, OpenTV signed a definitive agreement with Spyglass, Inc. to acquire all of Spyglass's outstanding common stock in a stock-for-stock transaction. The merger was consummated in July 2000. Spyglass shareholders received 0.7236 of one OpenTV Class A ordinary share in exchange for each share of Spyglass common stock, resulting in an aggregate of approximately 12.7 million Class A ordinary shares being issued in the transaction. OpenTV also reserved approximately 2.5 million additional Class A ordinary shares for issuance upon the exercise of stock options and warrants of Spyglass that were assumed by OpenTV in the merger. As of December 31, 2001, 1,110,640 Class A ordinary shares remained reserved for issuance under the assumed options plans. The decrease was due to stock option exercises and cancellations arising from termination of employment. The goodwill arising on this transaction amounted to Rand 5.5 billion, which will be amortized over its estimated useful life of five years. The issue of shares by OpenTV to acquire Spyglass gave rise to a dilution gain of Rand 2.8 billion.

          During September 2000, MIH Limited acquired an additional 365,460 shares in OpenTV for cash consideration of Rand 140.8 million, giving rise to goodwill on acquisition of Rand 108.8 million.

          In November 2000, OpenTV, Inc. acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 OpenTV Class A ordinary shares. The value of these shares at the acquisition date was Rand 276.1 million. In addition, certain CableSoft options were acquired in connection with the transaction, increasing the purchase consideration to Rand 304.8 million. The purchase price, including expenses, has been allocated to intellectual property rights (Rand 33.3 million) and goodwill (Rand 269.3 million), based upon an appraisal of the fair market value of the assets acquired. The intangible assets are amortized over five years.

          In November 2000, OpenTV, Inc. established a co-owned venture with General Instrument Corporation (GIC), named Spyglass Integration, Inc., for the purpose of providing integration, testing and development services to digital cable and satellite operators. OpenTV contributed 370,858 Class A ordinary shares for a 90% interest in the venture, which shares were then transferred to GIC in exchange for a three-year license of certain GIC patents on a royalty-free, worldwide, non-exclusive basis. This amount is included in Naspers' consolidated balance sheet as intellectual property rights and is amortized over three years.

          By virtue of the merger with Spyglass, OpenTV acquired Spyglass's entire interest in Spyglass DSIC, Inc., known as "Acadia", a co-owned venture between Spyglass and GIC. In accordance with the terms of the venture's operating agreement, the completion of the Spyglass merger enabled GIC to exercise an option to purchase Spyglass's interest in Acadia. GIC exercised this option, and during November 2000 a definitive stock purchase agreement was entered into with GIC providing for the sale of Spyglass's interest in the venture to GIC for a purchase price of Rand 35.9 million. The sale was completed during January 2001.

          In February 2000, OpenTV entered into an agreement with EchoStar Communications Corporation, EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively referred to as EchoStar) to develop a low-cost, hard-drive set-top box. OpenTV purchased 50% of the shares in OpenStar from ECC in exchange for 2,252,252 OpenTV Class A ordinary shares and the contribution of certain OpenTV intellectual property to OpenStar. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV enabled set-top boxes. The value recorded for those shares was the market price of Class A Ordinary Shares on the date the shares were released from escrow being Rand 287.5 million, and was allocated to technology rights.

          MIH Limited successfully completed a follow-on offering on Nasdaq and Euronext in April 2000 of 4.5 million shares raising gross proceeds of U.S. $180.4 million (Rand 1.2 billion). The issue of new shares to minority shareholders gave raise to a dilution gain of Rand 655.2 million.

          During the fiscal year 2001, MIH Limited increased its holding in M-Web Holdings by 6.5% to 22.3% for a cash consideration of Rand 49.2 million. The excess of MIH Limited's equity investment over the fair value of the net assets acquired, amounting to Rand 38.0 million, was allocated to goodwill, and is amortized over its estimated useful life of five years.

          In April 2000, MIH Limited acquired an 100% interest in A-1 Net (Holdings) Limited and its wholly owned subsidiary, M-Web Online Company Limited, for a cash consideration of Rand 10.2 million and the issue of 11,226,528 M-Web China (BVI) Limited "A" ordinary shares. The purchase consideration of Rand 85.3 million was allocated to intangible assets and goodwill and amortized over its estimated useful life of three years.

          In May 2000, MIH Limited acquired a 10% interest in 21 Vianet, Inc. for a cash consideration of Rand 48.0 million. This investment has been accounted for at cost as the group does not have significant influence over 21 Vianet, Inc.

          MultiChoice Cyprus Limited ("MCC") was listed on the Cyprus Stock Exchange in July 2000. A total of 29,096,582 shares (38.38%) of the outstanding shares were offered to the public, resulting in a dilution of MIH Limited's effective interest in MCC from 51% to 35.21%. The proceeds from the offering were Rand 28.9 million. A profit on dilution of the Naspers group's interest of Rand 29 million was recorded.

          In November 2000, MIH Limited diluted its interest in NetMed (the holding company of the Mediterranean television subscription platform business) from 100% to 88.81% through the issuance of NetMed shares to Global Finance Investors II LP for Rand 193.3 million in cash. This transaction gave rise to a dilution gain of Rand 189.1 million.

          In December 2000, Noochee Solutions Inc. contributed all its assets and certain of its liabilities to Mindport IBS Limited, a newly formed company, and MIH Limited contributed all the Integrated Business Systems BV shares owned by MIH Limited and Rand 113.5 million cash to Mindport IBS Limited. As a result of these transactions, MIH Limited owned 70% and the former Noochee shareholders owned 30% of Mindport IBS Limited. The transaction was accounted for as a purchase under the business combination rules, with Noochee being the acquired entity. The fair values of the net assets acquired amounted to Rand 113.5 million.

          In February 2001, MIH Limited acquired an additional 4% interest in NetMed Hellas SA (a channel company in the Mediterranean region) for Rand 60 million, increasing its interest to 100%. The purchase consideration was satisfied through the issuance of 459,770 of MIH Limited's Class A ordinary shares. The purchase consideration has been allocated to goodwill.


                            U.S. GAAP RECONCILIATION

          There are significant differences between South African GAAP and U.S. GAAP. The principal differences between South African GAAP and U.S. GAAP relating to Naspers' consolidated financial statements as of March 31, 2003 and 2002, and for the three years in the period ended March 31, 2003, include:

Business combinations. Certain differences between South African GAAP and U.S. GAAP in the application of the purchase method of accounting for business combinations include:

     o Date of acquisition--under South African GAAP, before the implementation of AC131 "Business Combinations", the date on which earnings of an acquired entity are included in Naspers' consolidated results of operations could be based on the date on which management control commences. Under U.S. GAAP, the consummation of the acquisition is not considered effective until any regulatory approvals or other conditions are satisfied and irrevocable control of the company is obtained.

     o Value of purchase consideration--under South African GAAP, the value of shares issued as consideration in business combination transaction is measured using the market value of the respective shares on the consummation dates of the transaction. Under U.S. GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date.

     o Exchange of non-monetary assets--under South African GAAP, the gain on the exchange of marketable securities is based on the quoted market value of the shares received. Under U.S. GAAP, the gain on the exchange is based on the quoted market value of the shares surrendered on the date that the exchanges were consummated.

     o Allocation of purchase consideration - due to the differences in net assets of the acquired businesses in the Naspers reorganization completed in December 2002, as well as the differences resulting from the requirement to separately identify non-contractual intangible assets under U.S. GAAP but not under South African GAAP, certain significant differences in the purchase price allocation between U.S. GAAP and South African GAAP arose on recent purchase transactions.

Reinstatement of goodwill written off to reserves. Under South African GAAP, before the implementation of AC131 "Business Combinations", goodwill recorded on acquisitions prior to April 1, 2000 was written off against reserves in the year of acquisition. Under U.S. GAAP, all goodwill written off against reserves under South African GAAP has been reinstated as an asset on the balance sheet and is amortized using the straight-line method over its estimated useful life of three to five years until March 31, 2002. With the adoption of SFAS No. 142, goodwill is no longer amortized but tested annually for potential impairment.

Reinstatement of intangible assets written off against reserves. Under South African GAAP, before the implementation of AC129 "Intangible assets", patents, trademarks, title rights and similar intangible assets acquired before April 1, 2000 were written off against reserves in the year of acquisition. Under U.S. GAAP, all intangible assets written off against reserves under South African GAAP have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. With the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized but tested annually for impairment.

Impairment of goodwill. Under South African GAAP, a goodwill impairment charge was recorded for the year ended March 31, 2002 that related solely to OpenTV. After the impairment charge, the net assets of OpenTV were reduced to their expected net selling price. Under U.S. GAAP, the amount of the impairment charge represents the difference between the expected discounted cash flows and the U.S. GAAP carrying value of OpenTV.

          Please refer to note 40 of Naspers' consolidated financial statements and related notes included elsewhere in this annual report for the effect of the above differences between South African GAAP and U.S. GAAP, as well as other less significant differences, on the consolidated net
(loss)/income and total shareholders' equity as of March 31, 2003 and 2002, and for the three years in the period ended March 31, 2003.

                     INITIAL ADOPTION OF ACCOUNTING POLICIES

          Under U.S. GAAP Naspers adopted the accounting policies described below for the first time during the 2002 fiscal year. No new accounting policies were adopted under South African GAAP.

          As discussed under "Critical Accounting Policies" the Naspers group adopted SFAS 141, 'Business Combinations' and SFAS 142, 'Goodwill and Other Intangible Assets'. This change in accounting policy was applied prospectively and the impact is described in the Critical Accounting Policies - Valuation of goodwill and intangible assets.

          The group adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that long-lived assets that are to be sold be valued at the lower of book value or fair value less costs incurred to sell such assets. The adoption of SFAS 144 did not have a material impact on the group's results of operations, financial position or cash flows.

          The group adopted SFAS 145, "Recission of FAS 4," '"Reporting Gains and Losses from Extinguishment of Debt," FAS 44, "Accounting for Intangible Assets of Motor Carriers" and FAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," Amendment of FAS 13, "Accounting for Leases" and Technical Corrections as of April 2002". The adoption of SFAS 145 may impact the group in the future in relation to its accounting for changes in lease terms, however, to date the adoption of this standard did not have a material impact on the group's results of operations, financial position or cash flows.

          The group adopted EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 sets forth how this type of consideration given to a customer should be treated in the income statement of the vendor. The adoption of this Issue did not have a material impact on the group's results of operations, financial position or cash flows.


                            NEW ACCOUNTING STANDARDS

South African GAAP

          The South African Institute of Chartered Accountants (SAICA) published AC133, "Financial Instruments--Recognition and Measurement", which is effective for the year ending March 31, 2004. AC133 establishes standards for recognizing, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. Changes in the fair value of derivative instruments will either be recognized in earnings as offsets to the change in fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of shareholders' equity until the hedged transactions occur and are recognized in earnings. The estimated impact on opening reserves is expected to be a charge of between Rand 400 million and Rand 450 million. Naspers expects that the adoption of AC133 may increase the volatility of its earnings in future reporting periods.

U.S. GAAP

          In June 2001, the FASB issued SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. This standard will be effective for the Naspers group for the year ending March 31, 2004. The group does not believe that the adoption of this standard will have a material impact on the financial condition, results of operations or cash flows of the group.

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard will be effective for the Naspers group for the year ending March 31, 2004. The requirements of FAS 146 would apply to future disposal activities.

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of FAS 5, "Accounting for Contingencies", FAS 57, "Related Party Disclosures", and FAS 107, "Disclosures about Fair Value of Financial Instruments", and incorporates without change the provisions of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statement No. 5", which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective for the group on a prospective basis to guarantees issued or modified after December 31, 2002. The group has thus far identified that it has guarantor obligations to students in connection with the sale of certain franchisees of its private education businesses which were entered into prior to December 15, 2002. If the franchisees were to default in their obligations to these students, the group would be obliged to provide remedy. This guarantee only applies to students currently enrolled at the date of sale and extends through the completion of the courses by these students which is expected to be less than one year. The financial impact of these potential obligations have not yet been quantified, but management does not believe it would have a material impact on the operating results, financial position or cash flows of the group.

          In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"), an interpretation of ARB No. 51" (FIN 46). FIN 46 provides guidance on: 1) the identification of entities for which control is achieved through means other than through voting right, known as "variable interest entities"; and 2) which business enterprise is the primary beneficiary and when it should consolidate the VIE. This new model for consolidation applies to entities: 1) where the equity investors (if any) do not have a controlling financial interest; or 2) whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective for all new VIE's created or acquired after January 31, 2003. For VIE's created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied in the first interim period subsequent to June 15, 2003. Certain disclosures are effective immediately. The group is in the process of assessing the impact of FIN 46, and has thus far noted that it is the primary beneficiary of a captive insurance company covering insurance on certain digital and analogue set-top boxes. The group's maximum exposure to loss is equal to the replacement value of all set-top boxes covered of approximately Rand 164 million, less amounts reinsured through a third-party in the amount of Rand 24 million. Additionally, the group has an interest in a joint venture that leases analogue set-top boxes to customers where it has been identified that the group is the primary beneficiary. As at April 1, 2003, the remaining 50% interest in this joint venture was acquired for a nominal value. The net assets acquired were R4 million.

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149). This Standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." FAS 149 will be effective for the group for contracts entered into or modified after June 30, 2003. The group has not yet assessed whether the adoption of this standard will have a material effect on the group's results of operations or financial position.

          In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS
150).This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. FAS 150 will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the group after June 10, 2003. Management believes that the adoption of this standard will not have a material effect on the group's results of operation or financial position.

          In May 2003, the EITF reached a consensus on EITF 01-8, "Determining whether and arrangement contains a lease", relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether or not an arrangement contains a lease within the scope of SFAS 13, "Accounting for leases", should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. Purchaser's arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July, 1 2003. The group is evaluating the potential impact that the adoption of EITF 01-8 will have on our results of operations, financial position and cash flows.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


6.A.      DIRECTORS AND SENIOR MANAGEMENT

          The articles of association of Naspers provide that the board of directors must consist of not less than 4 members nor more than 15 members at any time. The board currently consists of 10 members. In accordance with the JSE Securities Exchange South Africa listing requirements, one-third of the non-executive directors comprising Naspers' board are, on a rotating basis, obliged to retire and are eligible for re-election at each annual general meeting of shareholders. The business address for all the directors is 40 Heerengracht, Cape Town, 8001, South Africa. All the directors are South African citizens. All the directors are non-executive directors except for Koos Bekker and Steve Pacak.

          As of September 1, 2003, the directors and senior management of Naspers, their respective ages, their position, the year in which they were first appointed and the year in which their current term expires, where applicable, are as follows:

                                                                                  YEAR FIRST APPOINTED          EXPIRATION
NAME                              AGE   POSITION                                   TO CURRENT POSITION       OF CURRENT TERM
----                              ---   --------                                  --------------------       ---------------
Naspers directors:
Ton Vosloo........................66    Chairman of the Board of Directors                1997                     2006
Koos Bekker.......................50    CEO Naspers and Director                          1997                     2007
Steve Pacak.......................48    CFO Naspers and Director                          1998                  Permanent
Boetie van Zyl....................64    Director                                          1988                     2005
Prof. Elize Botha.................72    Director                                          1988                     2005
Lourens Jonker....................64    Director                                          1996                     2004
Neil van Heerden..................64    Director                                          1996                     2004
Ben van der Ross..................56    Director                                          1999                     2005
Prof. Jakes Gerwel................57    Director                                          1999                     2004
Prof. Hein Willemse...............46    Director                                          2002                     2006

Senior Management:
Salie de Swardt...................59    CEO Media24                                       2000
Hein Brand........................38    CEO Nasboek                                       2002
Rob Katz..........................48    CEO Educor                                        2001
Cobus Stofberg....................52    CEO MIH Group                                     1998
Steve Ward........................49    CFO MIH Group                                     2000
Andre Coetzee.....................50    General Counsel MIH Group                         1999
Mark Sorour.......................41    Director Corporate Finance & Investor             2002
                                        Relations MIH Group
Jim Volkwyn.......................45    CEO Pay TV Platforms                              2000
Antonie Roux......................45    CEO Internet Operations                           2002
Jan Steenkamp.....................40    CEO Entriq                                        2002
Graham Kill.......................38    CEO Irdeto Access                                 1998


DIRECTORS

          TON VOSLOO became the chief executive officer of Naspers Limited in 1984 and subsequently served as executive chairman from 1992 to 1997. Mr. Vosloo was a journalist from 1956 to 1983 and editor of the daily newspaper Beeld from 1977 to 1983. He is also chairman of the WWF in South Africa and the Cape Philharmonic Orchestra and is trustee for the Stigting Vir Bemagtiging deur Afrikaans. Mr. Vosloo is chairman of Media24, Nasboek, MIH BV, MIH Holdings and Sanlam, and non-executive chairman of the board of Naspers, a position he has held since 1997.

          KOOS BEKKER led the founding team of M-Net in 1985 and was chief executive officer of MIH until 1997. Mr. Bekker was a founding director of MTN and served as chief executive officer of NetHold from 1995 to 1997. He is a director of Media24, Nasboek, MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the group. Mr. Bekker has been the chief executive officer of Naspers since 1997.

          STEVE PACAK joined the Naspers group in 1988 as chief financial officer of M-Net Limited. He served as chief executive officer of M-Cell from 1995 to 1998. Currently, he is a director of MIH BV, MIH Holdings, SuperSport International, M-Net and other companies within the group. In 1998, Mr. Pacak was appointed as executive director and CFO of Naspers.

          BOETIE VAN ZYL joined the Naspers group as director in 1988. Mr. van Zyl is a member of the board of directors of Sanlam and Murray & Roberts and a trustee of the WWF in South Africa. He is also a director of MIH BV, MIH Holdings, Media24 and Nasboek and a member of the executive, audit and risk management, budget and human resources and nomination committees of Naspers.

          PROF. ELIZE BOTHA joined the Naspers group in 1988. Professor Botha is the chancellor of the University of Stellenbosch, a member of the Literature Commission of the Suid-Afikaanse Akademie vir Wetenskap en Kuns and a director of Nasboek.

          LOURENS JONKER joined the Naspers group in 1996. Mr. Jonker is the chairman of the KWV group, the owner of the Weltevrede wine estate near Bonnievale and a member of the board of directors of ABSA. He is a member of the audit and risk management committee of Naspers.

          NEIL VAN HEERDEN joined the Naspers group in 1996. Mr. van Heerden is a trustee of the University of the Western Cape, executive director of the South Africa Foundation, councilor of Business South Africa and a member of the board of directors of BMW (SA) and various other companies. He is a member of the audit and risk management and budget committees of Naspers.

          BEN VAN DER ROSS joined the Naspers group in 1999. Mr. van der Ross is the chairman of Bonatla Property Holdings and a member of the boards of directors of Momentum Life, FirstRand and Pick `n Pay Stores Limited. Recently, Mr. van der Ross was appointed as chief executive officer of Business South Africa. He is the chairman of the Naspers Welkom share scheme and a member of the budget committee of Naspers.

          PROF. JAKES GERWEL joined the Naspers group in 1999. Prof. Gerwel previously served as director general in the office of former president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. He is chancellor of Rhodes University and chairman of Brimstone Investment Corporation as well as Educor.

          PROF. HEIN WILLEMSE joined the Naspers group as director in August 2002. He is a member of the boards or trustees of various organizations and community bodies, including the Shoma Education Trust and the Welkom share scheme. He is the head of the Department of Afrikaans at the University of Pretoria.

SENIOR MANAGEMENT

          SALIE DE SWARDT has been with the Naspers group for 34 years. Mr. de Swardt was previously the editor of Finansies & Tegniek, Beeld and the chief executive for Media24 magazines. He is a member of the management committee of the Print Media Association of South Africa. Mr. de Swardt is the chief executive officer and a director of Media24.

          HEIN BRAND joined the Naspers group in 1998 as finance executive. He is a former financial director of Bonnita (Pty) Ltd. He was appointed to the position of chief executive officer and a director of Nasboek in 2002 after having served as financial director of Media24 since 2000.

          ROB KATZ served as the director of Microsoft South Africa from 1992 to 1998 and international director of Ixchange and as software and services executive director of Usko. He is a member of various professional societies, including the Computer Society of South Africa, the Institute of Directors and the Young Presidents' Organization. In 2001, Mr. Katz was appointed chief executive officer and as a director of Educor.

          COBUS STOFBERG began his affiliation with the Naspers group in 1985. He has held a variety of positions, including chief operating officer, within the MIH Holdings group of companies. Prior to this, Mr. Stofberg served as director of NetHold, NetMed and NetHold group companies. Currently, he is chief executive officer and a director of Myriad International Holdings BV.

          STEVE WARD joined the Naspers group in 2000. Prior to this, Mr. Ward was a partner with PricewaterhouseCoopers for 13 years, where he advised multinational companies. He is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Dutch Registered Accountant. Mr. Ward is chief financial officer of MIH Holdings and a director of MIH BV and several other group companies, and serves as an alternate director for SuperSport International and M-Net Limited.

          ANDRE COETZEE has been a legal advisor to the MIH group and associated companies since 1985. Before joining the Naspers group, Dr. Coetzee was a partner at Mallinicks Attorneys from 1984 to 1999. In June 1999 he became the MIH group's general counsel.

          MARK SOROUR began his career with the Naspers group in 1994 involved with corporate finance. Prior to joining the Naspers group, Mr. Sorour was an investment banker with Hill Samuel and Banque Indosuez and held various positions in the audit and corporate finance division of PricewaterhouseCoopers. Currently, he is director of corporate finance and investor relations of MIH group and oversees the same function for Naspers.

          JIM VOLKWYN began his career with the Naspers group in 1993 as finance manager of M-Net, where he remained until 1995. From 1996 to 1997, he was chief operating officer and finance manager of MultiChoice Africa. Subsequently, Mr. Volkwyn was chief executive officer of MultiChoice Africa for three years, where he remains on the board of directors. In 2000, he was appointed chief executive officer of television operations.

          ANTONIE ROUX joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, Mr. Roux was appointed chief executive officer of M-Web South Africa. Currently, he is chief executive officer of internet operations, a position he has held since 2002.

          JAN STEENKAMP has been with the Naspers group since 1985 serving in various management positions until he became chief executive officer of OpenTV in 1997. Mr. Steenkamp served as Chairman of OpenTV until the group sold its interest in OpenTV in August 2002. Currently, he is the CEO of Entriq.

          GRAHAM KILL expanded his responsibilities from chief financial officer and Operations Director of Irdeto Access to chief executive officer in August 1998. Previous positions include business development associate at NetHold and FilmNet, and various management positions in UK based companies.


6.B.      COMPENSATION

DIRECTORS

          The individual non-executive directors of Naspers received the following compensation during the fiscal year ending March 31, 2003:

NON-EXECUTIVE DIRECTORS                                COMMITTEE(1)
                                                           AND
                                           DIRECTORS    TRUSTEE(2)
                                             FEES          FEES          TOTAL
                                           ---------   ------------     ------
                                            (R'000)      (R'000)        (R'000)

Ton Vosloo(3),(4),(5),(9)...........        1,126            --         1,126
Jeff Malherbe(3),(4),(8)............          337            95           432
Prof. Mike de Vries(3),(4),(7) .....           56            65           121
Boetie van Zyl(3),(4)...............          225           155           380
Prof. Elize Botha(4)................          150            --           150
Leepile Taunyane(4),(8)............           150            --           150
Lourens Jonker......................           75            30           105
Neil van Heerden....................           75            45           120
Ben van der Ross....................           75            19            94
Prof. Jakes Gerwel(3),(6)...........          300            48           348
Prof. Hein Willemse.................           50             3            53
                                            -----           ---         -----
Total...............................        2,619           460         3,079
                                            =====           ===         =====

___________

(1) Committee fees for attendance at the audit and risk management, human resources and nomination, budget and executive committee meetings of the board.

(2) Trustee fees include fees for attendance at the various retirement fund trustee meetings of the group's retirement funds, as well as for the attendance at Welkom trustee meetings.

(3)       Directors' fees include fees for services as directors of Media24
          Limited.

(4)       Directors' fees include fees for services as directors of Nasboek
          Limited.

(5) Directors' fees include fees for services as directors of MIH Holdings Limited and MIH BV.

(6) Directors' fees include fees for services as directors of Educor Holdings Limited.

(7)       Prof. Mike de Vries passed away on July 5, 2002.

(8) Jeff Malherbe and Leepile Taunyane retired from the Naspers board of directors on August 29, 2003, as they have reached the compulsory retirement age for directors.

(9) Fees for Ton Vosloo also include payments in connection with him acting as trustee and chairperson of pension funds and share incentive trusts of the Naspers group, acting as a member and chairperson of board committees of several group companies and representing Naspers and its board of directors in other respects from time to time.

          The individual executive directors of Naspers received the following salary, bonuses and related benefits compensation during the fiscal year ending March 31, 2003:

          EXECUTIVE DIRECTORS

                                                     PENSION AND
                               SALARY     BONUSES   MEDICAL BENEFITS   TOTAL
                               ------     -------   ----------------   -----
                               (R'000)    (R'000)        (R'000)      (R'000)

          Koos Bekker.......       --         --             --          --
          Steve Pacak.......    1,413      2,004             160      3,577


          Mr. Bekker does not qualify for any salary or bonuses. He receives a share allocation under Naspers' share incentive scheme. Mr. Bekker's current contract was approved by the shareholders in general meeting on August 30, 2002, and will expire on September 30, 2007. Mr. Pacak qualifies for salary and bonuses, as well as share allocations under the Naspers' share incentive scheme. Details in respect of the participation by the executive directors of Naspers in the Naspers' share incentive scheme are as follows:

                                                    NUMBER OF          PURCHASE
                                                     CLASS N          PRICE PER
NAME                      DATE OF GRANT          ORDINARY SHARES     SHARE (RAND)         FUTURE VESTING DATE
----                      -------------          ---------------     ------------         -------------------
Koos Bekker(1)            December 7, 1998          1,118,140            29.07            December 7, 2003
                          October 1, 2002           817,470              22.39            October 1, 2005
                          October 1, 2002           817,470              23.35            October 1, 2006
                          October 1, 2002           817,471              24.50            October 1, 2007
                          December 17, 2002         745,426              29.09            December 17, 2005
                          December 17, 2002         745,426              30.37            December 17, 2006
                          December 17, 2002         745,428              31.54            December 17, 2007
Steve Pacak(2)            December 7, 1998          66,668               21.22            December 7, 2003
                          January 2, 2003           166,666              23.50            January 7, 2006
                          January 2, 2003           166,666              23.50            January 7, 2007
                          January 2, 2003           166,668              23.50            January 7, 2008

___________

(1) On December 7, 1998, Mr. Bekker obtained the right to acquire 3,354,420 Class N ordinary shares at certain prices in three equal tranches vesting over a period of five years. The first two tranches vested on December 7, 2001 and December 7, 2002, respectively. The purchase prices relating to the allocation were set at the average market price of the shares on the date of the grant, but were increased by anticipated inflation over the course of the vesting periods of three, four and five years, respectively, for the three tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch, South Africa. On October 1, 2002 and December 17, 2002, Mr. Bekker obtained the right to acquire respectively 2,452,411 and 2,236,280 Class N ordinary shares at certain prices in three equal tranches vesting over a period of five years on the same terms and conditions as the previous grant.

(2) On December 7, 1998, Mr. Pacak obtained the right to acquire 200,000 Class N ordinary shares at certain prices in three equal tranches vesting over a period of five years. The purchase prices relating to the allocation were set at the average market price of the shares on the purchase date. The first two tranches vested on December 7, 2001 and December 7, 2002 respectively. On January 2, 2003, Mr. Pacak obtained the right to acquire 500,000 Class N ordinary shares at the closing market price of the shares on the purchase date, in three equal tranches vesting over a period of five years.

SENIOR MANAGEMENT

          The aggregate salary, bonus and related benefits compensation paid by Naspers and the amount set aside by Naspers to provide pension, retirement and similar benefits to the named senior management as a group during the fiscal year ending March 31, 2003, was as follows:

                                                                       Rand*

          Salaries.............................................     26,779,043
          Bonuses..............................................     13,737,320
          Retirement and medical benefits......................      4,846,015
                                                                    ----------
          Total                                                     45,362,378
                                                                    ==========

___________

* Mr. Raubenheimer, who was a member of senior management during the fiscal year ended March 31, 2003, is no longer a member of the senior management of the Naspers group. Any salary, bonus or related benefits received by him during the 2003 fiscal year up until August 31, 2002, are included in this table.

The human resources and nomination committee of the Naspers' board have approved a bonus incentive scheme for senior executives of Naspers. These bonus payments are based on performance objectives and are formally authorized by this committee.


6.C.      BOARD PRACTICES

          See "Item 6.A. Directors and Senior Management" for a description of the terms for which the individual directors have held office.

          Non-executive directors that are not re-elected will receive no additional benefits upon the termination of their appointment. The directors' service contracts, as well as Mr. Bekker's contract, do not provide for any pre-determined compensation as a result of termination.

          AUDIT AND RISK MANAGEMENT COMMITTEE

          The members of the audit and risk management committee during the 2003 fiscal year were Mr. JJM van Zyl (Chairperson), Professor MJ de Vries (who passed away July 5, 2002), Mr. LN Jonker and Mr. NP van Heerden. During the 2003 fiscal year, the audit and risk management committee held two meetings.

          The responsibilities of this committee include risk management, as well as compliance with the JSE, SEC and Nasdaq requirements. A board-approved charter, which defines the committee's mandate and responsibilities, has been adopted. The main responsibilities of the committee are to:

          - review and recommend to the board the company's annual reports, interim and preliminary reports;

          - review and make recommendations to the board relating to the viability of the group companies and the group as an ongoing concern;

          -    receive, review and discuss the external auditors' reports;

          - evaluate and approve the external auditors' plans, scope of findings and reports;

          - evaluate the effectiveness of the internal auditing function, including its purpose, activities, scope, adequacy and costs, and approve the annual internal audit plan;

          - evaluate procedures and systems (including, without limitation, internal controls, disclosure control and procedures, and information systems) introduced by management, ensuring that these are functioning effectively;

          - review and approve the activities, scope, adequacy and effectiveness of the company's risk management and regulatory procedures;

          - ensure compliance with the group's code of ethics as well as the code for financial officers;

          -    evaluate legal matters which may affect the financial statements;
               and

          - establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal control or auditing matters.

          The chairman and members of this committee are all non-executive directors. The committee meets at least twice a year with members of executive management, as well as the internal and external auditors. Both the internal and external auditors have unrestricted access to the committee. It is a duty of the audit committee to ensure that the independence of the external auditor is not impaired. A policy regulating non-audit services provided by the external auditors has been adopted.

6.D.      EMPLOYEES

GENERAL

          As of March 31, 2003, Naspers had 10,711 full-time employees and 3,281 part-time employees. As of March 31, 2003, approximately 17.5% of Naspers' employees in South Africa were represented by trade unions. Naspers believes that its labor relations are satisfactory.

                                                       2002                                         2003
                                                       ----                                         ----
                                             PERMANENT             TEMPORARY              PERMANENT              TEMPORARY
                                             ---------             ---------              ---------              ---------
Subscriber platforms
   - Pay television                            1,770                    347                 1,846                    737
   - Internet                                  1,337                    182                 1,417                    193
Technology                                       851                     27                   223                     15
Print media & printers                         5,217                    319                 5,187                  1,065
Private education                              1,469                  1,269                 1,167                  1,033
Book publishing                                  865                    303                   871                    238
                                              ------                  -----                ------                  -----
Total                                         11,509                  2,447                10,711                  3,281
                                              ======                  =====                ======                  =====

REGULATION OF THE SOUTH AFRICAN LABOR MARKET

          In 1994, the South African government embarked on a program to reform South African labor laws. The primary purpose of the reforms was to secure greater protection for employees. The core of the new labor law framework is the Labour Relations Act, 1995 which governs relations between employees and management.

          The Labour Relations Act provides for more expansive rights of union organizations, wide powers to strike and the establishment of workplace forums. These reforms have promoted decentralization of day-to-day decision making to workplace and company levels while centralizing the major collective bargaining issues at industry sector levels. The Labour Relations Act has established simpler and more effective procedures for conciliation, mediation and arbitration and encourages employers to reach collective agreements with recognized union organizations. In the absence of any collective agreement between the union and the employer regulating collective bargaining issues, the provisions of the Labour Relations Act apply and provide specific requirements to allow for participative management between employers and employees.

          The Labour Relations Act also seeks to protect employees from unfair dismissal. It specifies what types of conduct constitute unfair conduct on the part of an employer towards an employee and provides for specific rules relating to the relief an employee is entitled to in the event the employee is unfairly dismissed. Finally, in the context of a transfer of a business, the Labour Relations Act seeks to protect employees by providing for the automatic transfer of their employment contracts to the new owner of the business.

          The Labour Relations Act has been extensively amended with effect from August 1, 2002. The most notable amendments are the right to strike in opposition of large retrenchment exercises and a more employer-friendly dispensation on compensation for unfair dismissal. The amendments also create presumptions in favor of "independent contractors", making it possible for them to claim rights as employees. The amendments also seek to clarify the transfer of contracts of employment in the case of transfers of a business, trade or undertaking as a going concern.

          In December 1998, new minimum labor standards legislation in the form of the Basic Conditions of Employment Act, 1997 came into force in South Africa. The most important rights granted to employees by the Basic Conditions are:

          o the reduction of maximum ordinary hours of work from 48 to 45 hours per week;

          o the increase in the rate of pay for overtime from time plus one-third to time plus one-half, except on Sundays and public holidays where the rate is doubled;

          o the introduction of minimum daily (12 continuous hours) and weekly (36 continuous hours) rest periods;

          o the requirement that night workers should receive a special night shift allowance or other compensation and transport facilities;

          o the increase of the minimum annual period of paid leave to 15 working days;

          o the increase of maternity leave to 4 consecutive months (the payment of maternity benefits are determined by the Minister of Labor subject to the provisions of the Unemployment Insurance Act 1966);

          o the requirement that employees be granted family responsibility leave (in the event of a birth or death in the immediate family or illness of a child) of at least three days per year; and

          o the introduction of minimum notice periods for termination of employment.

          The Basic Conditions of Employment Act also provide for mandatory compensation in the event of termination of employment for operational reasons. This Act was amended with effect from August 1, 2002, to

          o    regulate the extension of overtime by collective agreement;

          o    regulate the payment of contributions to benefit funds;

          o provide for the determination of categories of payment to calculate remuneration;

          o provide for employees whose contracts of employment terminate due to insolvency to receive severance pay; and

          o specify circumstances under which ordinary hours of work can be varied.

          On March 24, 2003, the threshold of earnings for employees outside the scope of the Acts was increased to Rand 115,572. In addition, in a new regulation published on July 1, 2003, the term 'remuneration' is redefined to include certain benefits and allowances, thereby increasing the levels of notice pay, leave pay and severance pay payable under this Act.

          The Employment Equity Act, 1998 requires certain designated employers, including employers who employ 50 or more employees, to promote equal opportunity and fair treatment by eliminating unfair discrimination and to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforces of the designated employers. Designated employers are required to implement an employment equity plan designed to achieve reasonable progress towards such employment equity. The Employment Equity Act empowers the Director General of the Department of Labour and labor inspectors, through inspections, reviews and the referral of contraventions to the Labour Court, to enforce the employment equity obligations contained in the Employment Equity Act. In the event of a referral to the Labour Court, the Labour Court may make any appropriate order including an order:

          o requiring the employer to comply with the provisions of the Employment Equity Act,

          o requiring the employer to pay compensation or damages by an employer to an employee in certain circumstances; and

          o imposing monetary fines up to a maximum of Rand 900,000 for contraventions of certain provisions of the Employment Equity Act.

          The Skills Development Act, 1998 and the Skills Development Levies Act, 1999 provide for compulsory contributions by employers to Sector Educational and Training Authorities at a rate of 1.0% of an employer's total expenditure on wages and salaries.


6.E.      SHARE OWNERSHIP

SHARE SCHEMES

          Almost all of Naspers' executive directors and senior management participate in the Naspers share incentive scheme. A number of them also participate in one or more of the various share incentive schemes Naspers operates at a subsidiary level, most notably the MIH Holdings and MIH (BVI) Limited share incentive schemes.

          The trustees may at any time, with the agreement of the beneficiaries, cancel any acquisition of scheme shares to the extent that delivery of the scheme shares has not yet occurred. In circumstances where the acquisition price (as defined in the share scheme) of scheme shares is substantially higher than the current market price thereof, the trustees may in their discretion determine that the current awards no longer serve as an incentive to beneficiaries and that they should be cancelled as permitted by the share scheme.

          Upon the completion of the Naspers reorganization in 2002 (see "Item 4.A. History and Development"), the rights previously granted to employees to purchase MIH Limited Class A ordinary shares under the MIH Limited Share Trust were converted into a right to purchase 3.5 Class N ordinary shares or 0.35 Naspers ADSs, as the case may be, for each MIH Limited Class A ordinary share an employee would otherwise have been entitled to acquire. In addition, upon completion of the scheme of arrangement between Naspers and MIH Holdings (see "Item 4.A. History and Development"), the rights granted to employees to purchase MIH Holdings ordinary shares under the MIH Holdings Limited Share Trust were converted into a right to purchase one Class N ordinary share for every 2.25 MIH Holdings ordinary shares an employee would otherwise have been entitled to acquire. The MIH Limited and MIH Holdings trust deeds have been amended to reflect the changes to each share scheme resulting from the reorganization.

NASPERS SHARE INCENTIVE SCHEME

          Pursuant to the deed constituting the Naspers Limited Share Trust, Naspers established the Naspers Limited Share Scheme on October 20, 1997, and appointed trustees to administer the share scheme. The share scheme is intended to provide an incentive to Naspers' employees, by giving them an opportunity to acquire Class N ordinary shares. Voting control for the Naspers share trust is exercised by two trustees. They are non-executive directors of Naspers and are not allowed to participate in the share incentive scheme. Naspers may allocate to the Naspers Limited Share Trust a number of Class N ordinary shares which represent in aggregate, no more than 11% of the total number of issued Class N ordinary shares. These shares become "scheme shares" for the purpose of the share scheme and an amount equal to the total consideration payable in respect of the scheme shares is advanced by Naspers to the trust on the basis of an interest-free loan.

          Under the share scheme, the trustees may make offers or grant options in respect of scheme shares to selected employees at a price equal to the higher of the nominal value or market price, or a price determined by the trustees within the Rules of the JSE Securities Exchange South Africa. The employees are selected and the number of shares offered per participant are determined by the trustees within an allotment structure approved by the personnel committee of the Naspers board. Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 30 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is not later than 10 years after the effective date of the offer. Under the share scheme, irrespective of whether the purchase price has been paid or not, the shares will generally not be released before the third, fourth and fifth anniversaries of the effective date of the offer. The trustees may, however, in their discretion allow earlier release dates.

          At March 31, 2003, the named members of senior management (excluding executive directors) had accepted in the aggregate options for 195,000 Class N ordinary shares at purchase prices ranging from Rand 18.50 to Rand 31.88 per share.

MIH LIMITED SHARE INCENTIVE SCHEME

          Pursuant to the deed constituting the MIH Limited Share Trust, MIH Limited established the MIH Limited share scheme on March 25, 1999, and appointed trustees to administer the share scheme. MIH Limited could allocate to the trust a number of Class A Ordinary Shares which represented, in aggregate, no more than 10% of the total issued share capital of MIH Limited. Voting control for the trust was exercised by the trustees who were independent of the Naspers group. Class A ordinary shares which were allotted to the Trust for the purpose of the share scheme become "scheme shares" and an amount equal to the total consideration payable in respect of the scheme shares was advanced by MIH Limited to the Trust as an interest-free loan. Under the share scheme, the trustees offered or granted options in respect of MIH Limited shares to selected employees at a price determined by the trustees in accordance with the provisions of the trust deed. The employees were selected and the number of shares was determined by the compensation committee of the MIH Limited board, which advised the trustees accordingly.

          Each offer set forth the terms on which it could be accepted. The time period for acceptance was usually within 14 days from the date of the offer, and the maximum period which could be allowed for the payment of the purchase price was 5 years and 105 days from the effective date of the offer (where a beneficiary was a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the effective date of the offer (in the case of all other beneficiaries). Under the share scheme, the purchase price could not be paid before the third and fourth anniversaries, respectively, of the date on which the offer was made and then not in respect of more than one-third and two-thirds respectively of the shares subject to the offer. After the fifth anniversary of the offer date, the purchase price could be paid in respect of all the shares subject to the offer. The trustees could, however, in their discretion allow earlier payment dates.

          Similarly, each option set out the terms on which it could be exercised. The maximum period which could be allowed for the exercise of an option was 5 years and 105 days from the date the option was granted (where the beneficiary is a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the date the option was granted (in the case of all other beneficiaries). However, options were generally exercisable immediately on (or within a short period after) the date on which they were granted. The implementation of the resulting contract (being the payment of the purchase price against delivery) could not be effected before the third and fourth anniversaries, respectively, of the grant date and then not in respect of more than one-third and two-thirds, respectively, of the shares subject to the option. After the fifth anniversary of the option date, the contract could be implemented in respect of all the shares subject to the option. The trustees could, however, in their discretion allow earlier implementation.

          Upon completion of the merger between MIH Limited and MIH (BVI) Limited as part of Naspers' 2002 reorganization, the share scheme and the underlying trust deed were amended so that, among other things, the shares in MIH Limited held by the trustees were exchanged for Class N ordinary shares and Naspers ADSs. The rights of participating employees to acquire Class A ordinary shares in MIH Limited have been substituted by rights to acquire either Class N ordinary shares or Naspers ADSs in the manner set out above. The trustees may offer or grant options in respect of Class N ordinary shares or Naspers ADSs to selected qualifying employees.

          On July 1, 2003 the trustees gave all MIH Limited share scheme participants an opportunity to convert their Naspers ADSs, listed on Nasdaq and payable in U.S. dollars, to Class N ordinary shares listed on the JSE Securities Exchange South Africa and payable in South African Rand.

          As of March 31, 2003, the named members of senior management had accepted options for a total of 409,551 Naspers ADSs at purchase prices ranging between U.S. $11.00 and U.S. $36.07, being the respective market values of the day on which the offer was made to the individual members of senior management.

          As of March 31, 2003, the named members of senior management had accepted options for a total of 133,882 Class N ordinary shares at purchase prices ranging between Rand 15.79 and Rand 22.50, being the respective market values of the day on which the offer was made to the individual members of senior management.

MIH HOLDINGS SHARE INCENTIVE SCHEME

          The MIH Holdings share scheme, which operates in a similar manner to the MIH Limited share scheme, was amended upon completion of the Naspers 2002 reorganization so that the shares underlying the scheme are currently Class N ordinary shares in Naspers rather than shares in MIH Holdings.

          As of March 31, 2003, the named members of senior management had accepted options for a total of 1,484,922 Class N ordinary shares at purchase prices ranging between Rand 13.64 and Rand 26.79, being the respective market values of the day on which the offer was made to the individual members of senior management. The MIH Holdings share trust has three trustees; two are senior executives of the Naspers group and one is independent of the Naspers group. Voting control is exercised by the trustees.

SUPERSPORT SHARE INCENTIVE SCHEME

          Pursuant to the Naspers 2002 reorganization, SuperSport received Class N shares which it distributed to its shareholders by way of a capital reduction, in the ratio of 4,2365 Class N ordinary shares for every 100 SuperSport shares. SuperSport share incentive scheme participants also participated in the distribution of Class N ordinary shares in proportion to the SuperSport options they already held on the distribution date.

          As a consequence, as of March 31, 2003, the named members of senior management had 135,612 Class N ordinary shares attached as linked assets to the SuperSport options they had accepted under the SuperSport share incentive scheme.

          The SuperSport Share Trust has three trustees; two are senior executives of Naspers and one is independent of Naspers. Voting control is exercised by the trustees.

SHARE HOLDINGS

          As of March 31, 2003, none of the directors or members of senior management on an individual basis beneficially owned more than 1% of any class of Naspers shares.

          The directors of Naspers beneficially and non-beneficially owned the following interests in Class A and Class N ordinary shares as of March 31, 2003:


                                                Class N shares   Class A shares
                                                --------------   --------------

          Ton Vosloo.........................          438,850               --
          Jeff Malherbe......................          163,557              105
          Koos Bekker........................     2,729,371(1)               --
          Steve Pacak........................       203,999(1)               --
          Boetie van Zyl.....................          150,319              745
          Prof. Elize Botha..................           15,280               --
          Leepile Taunyane...................            1,000               --
          Lourens Jonker.....................           96,000               --
          Neil van Heerden...................            1,000               --
          Ben van der Ross...................               --               --
          Prof. Jakes Gerwel.................               --               --
          Prof. HSS Willemse.................               --               --
                                                     ---------      -----------
          Directors as a group...............        3,799,376      557,910 (2)
                                                     =========      ===========

__________

(1) This includes shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(2) This includes the 557,060 Class A ordinary shares held by Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited, which shares may be considered to be beneficially owned by the directors of Naspers since those directors also are the directors of such entities and have voting power over these shares.


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


7.A.      MAJOR SHAREHOLDERS

          Naspers capital stock consists of Class A ordinary shares and Class N ordinary shares. Certain Class N shares are represented by ADSs. As of March 31, 2003, Naspers had 712,131 Class A ordinary shares outstanding and 296,816,639 Class N ordinary shares outstanding.

          The Class N ordinary shares are listed on the JSE Securities Exchange South Africa and carry one vote per share on a poll. Naspers ADSs are listed on the Nasdaq National Market in the United States, and holders of ADSs are entitled to the voting rights of the underlying Class N ordinary shares, subject to certain terms of the ADSs relating to voting procedures. The Class A ordinary shares are not listed on any stock exchange and carry 1,000 votes per share on a poll. The holders of the Class A ordinary shares collectively hold 70.6% of Naspers' total voting rights. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 53.79% of Class A ordinary shares. Keeromstraat 30 Beleggings Limited holds 26.16% of Class A ordinary shares. The members of the board of directors of Naspers are also the members of the boards of directors of Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited. Therefore, Naspers' board will determine to a large extent the outcome of any shareholder votes.

          The following table presents, as of August 29, 2003, the beneficial ownership of each class of Naspers' ordinary shares by each person or entity which, to Naspers' knowledge, owns more than 5% of either class of its ordinary shares, and all of Naspers' directors and executive officers as a group.

          Unless otherwise indicated, to Naspers' knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent applicable law gives spouses shared authority.

                                                           NUMBER OF       PERCENTAGE      NUMBER OF    PERCENTAGE
                                                            CLASS A        OF CLASS A       CLASS N     OF CLASS N       TOTAL
                                                           ORDINARY         ORDINARY       ORDINARY      ORDINARY        VOTING
                  BENEFICIAL OWNER                          SHARES           SHARES          SHARES       SHARES        PERCENTAGE
                  ----------------                         ---------       ----------      ---------    -----------     ----------
Old Mutual plc(1) .................................               --               --      30,326,284        10.22%        3.01%
Sanlam Limited(1)(3)...............................               --               --      22,990,896         7.75%        2.28%
Bank of New York(2) ...............................               --               --      22,392,724         7.54%        2.22%
Investec(1) .......................................               --               --      22,055,813         7.43%        2.19%
Public Investment Commission(1)....................               --               --      20,997,937         7.07%        2.08%
Allan Gray Ltd(1)..................................               --               --      20,052,811         6.76%        1.99%
Naspers Beleggings Limited(4)......................          383,059           53.79%              --            --       37.97%
Keeromstraat 30 Beleggings Limited(4)..............          186,285           26.16%              --            --       18.46%
Sanlam Investment Management (Pty) Limited(3)......          122,250           17.17%              --            --       12.11%
Directors and executive officers as a group........              850            0.12%       1,421,289         0.48%        0.22%
                                                             -------           ------     -----------        ------       ------
Total..............................................          692,444           97.24%     140,237,754        47.25%       82.53%
                                                             =======           ======     ===========        ======       ======

___________

(1) Asset managers whose shareholdings vary between fiscal years based upon their own portfolio management activities.

(2) The Bank of New York acts as depositary with respect to Naspers' ADSs, which began trading on Nasdaq on December 23, 2002.

(3) The Sanlam Limited directors exercise voting rights over the Naspers shares held by the company. Mr. T. Vosloo and Mr. J. J. M. van Zyl, both Naspers directors, are also directors of Sanlam Limited. Five directors of Sanlam Limited are also directors of Sanlam Investment Management (Pty) Limited, a subsidiary of Sanlam Limited. Neither Mr. Vosloo nor Mr. van Zyl is a director of Sanlam Investment Management
          (Pty) Limited.

(4)       Public companies which are controlled by the directors of Naspers.

          The shareholders listed above do not have different voting rights than other shareholders of the same respective class.

          On June 30, 2002, the Naspers Share Trust owned 5.25% of the Class N Shares. As a result of the Naspers reorganization completed in December 2002, the Naspers Share Trust shareholding was reduced to 3.91% as of August 29, 2003.

          Investec has become a major shareholder following the reorganization of Naspers. Investec's shareholding is based on their portfolio management activities and may vary between fiscal years.

          As of January 30, 2002, Gensec Bank transferred its 122,250 Class A ordinary shares, comprising 17.17% of this class, Sanlam Investment Management.

          The board of directors of Naspers is not currently aware of any arrangements which may result in a change of control of Naspers.

          As at the end of September 2003, as far as it has been practicable for Naspers to ascertain, there were no beneficial U.S. holders of Class A ordinary shares, and there were 679 beneficial U.S. holders of Class N ordinary shares, totaling 53,704,612 shares. The main reason for this increase in shareholding since June 30, 2002, when there were only 32 beneficial U.S. holders of Class N ordinary shares, is the merger of MIH Limited and MIH (BVI) Limited in December 2002. Pursuant to the merger, the previous MIH Limited shareholders received Naspers ADSs listed on Nasdaq. Since January 2003 there was a general trend of these shareholders to exchange their ADSs for Class N ordinary shares listed on the JSE Securities Exchange South Africa. The number of ADSs decreased from 9,880,326 in December 2002 to 2,237,015 at August 31, 2003.

7.B.      RELATED PARTY TRANSACTIONS

CHANNEL DISTRIBUTION ARRANGEMENTS

          Pursuant to channel distribution agreements between MultiChoice Africa and M-Net, MultiChoice Africa has the right to distribute the M-Net channels by analog and digital distribution systems and the right to license the reception and distribution of, and to market, the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net, an associate of Naspers, provides the M-Net, KykNET, K-TV, Channel O and Movie Magic channels and has obtained the rights to pay-television broadcast in many areas of Africa of movies from major movie studios, including Disney, Warner Brothers, Columbia Pictures, Sony, Miramax, Fox, Universal, MCA, Paramount, MGM and DreamWorks. Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays M-Net fees based on subscriber numbers. During the fiscal years ended March 31, 2003, 2002 and 2001, these amounts totaled approximately U.S. $93.4 million, U.S. $84.2 million and U.S. $88.3 million, respectively.

          Through the M-Net channel distribution agreements, MultiChoice Africa also has the right to distribute one of the sports channels and certain sports programming which are provided by SuperSport. SuperSport provides its remaining channels directly to MultiChoice Africa. SuperSport has obtained the exclusive rights to broadcast certain South African cricket leagues, major international cricket events and the English FA Premier League. SuperSport has also obtained exclusive rights to broadcast the South African rugby leagues and major international rugby events. Cricket, rugby and soccer are three of the most popular sports in South Africa. Pursuant to the channel distribution agreements, MultiChoice Africa pays SuperSport fees based on subscriber numbers. During the fiscal years ended March 31, 2003, 2002 and 2001, these amounts totaled approximately U.S. $80.3 million, U.S. $71.7 million and U.S. $75.3 million, respectively. MultiChoice Africa is an indirect subsidiary of Naspers. SuperSport is a subsidiary of SuperSport International.

TRANSMISSION ARRANGEMENTS

          Through certain of MIH Holdings' subsidiaries and joint ventures, MIH Holdings has various arrangements with Orbicom pursuant to which its subsidiaries receive certain rights and services, including transponder leasing (C-band and KU-band capacity), terrestrial and satellite signal distribution, maintenance of transmitter networks and backhaul and uplink services. The Orbicom arrangements expire at various times.

          Orbicom continues to provide signal distribution, uplinking and backhaul services to MultiChoice Africa despite the expiration of the formal service agreement between the parties. Orbicom and MultiChoice Africa are currently negotiating a new written service agreement to replace the expired agreement.

          Pursuant to the Orbicom arrangements, MIH Holdings pays Orbicom fixed monthly fees for leasing arrangements and variable fees for maintenance services. During the fiscal year ended March 31, 2003 these amounts totaled approximately Rand 91.0 million.

          MIH Holdings formerly owned 80% of Orbicom and Johnnic (IOM) Limited, a former shareholder of MIH Limited, owns approximately 30% of MTN Limited, which currently owns Orbicom.

LOANS

          On June 14, 2002, MultiChoice Nigeria Limited entered into a loan agreement with Mr. Ogunsanya, a director of MultiChoice Nigeria Limited, whereby MultiChoice Nigeria lent approximately U.S. $2.3 million to Mr. Ogunsanya. The loan bears interest at a rate of 1% above LIBOR and is repayable on or before January 25, 2005. MultiChoice Nigeria Limited has made other loans to Mr. Ogunsanya in the amount of approximately U.S. $320,000. In addition, Mr. Ogunsanya has pledged the shares he holds in MultiChoice Nigeria Limited (which represent an 11% interest in MultiChoice Nigeria Limited) as security for such loans.

          On March 31, 2003, M-Net and SuperSport ceded forward exchange contracts (FECs) totaling U.S. $49.9 million at no consideration to the group. The FECs ceded are at an average rate of Rand 12.16 to the U.S. dollar and mature between November 28, 2003 and March 31, 2005.

SANLAM

          In addition to being directors of Naspers, Messrs. Vosloo and van Zyl are directors of Sanlam Limited. Sanlam Limited holds 7.61% of Class N ordinary shares. Sanlam Limited has two operating subsidiaries, Santam Limited and Sanlam Investment Management (Pty) Limited, which provide certain services to Naspers in the ordinary course of business. Santam Limited provides reinsurance services in respect of insurance policies taken out by Naspers to cover general business risks and certain motor vehicle insurances. Sanlam Investment Management (Pty) Limited holds 17.17% of Class A ordinary shares. Sanlam Investment Management (Pty) Limited provides asset management services in respect of Naspers' pension funds. Neither Mr. Vosloo nor Mr. van Zyl is a director of Santam Limited nor Sanlam Investment Management (Pty) Limited.

ATLAS PROPERTIES

          In addition to being a director of Naspers, Mr. Van Zyl is also a non-executive director of Atlas Properties Limited. Atlas provides certain property services to Naspers. The services provided are neither material to Naspers nor to Atlas and are provided on customary terms.

JAN S DE VILLIERS ATTORNEYS

          Mr. Malherbe, a member of Naspers' board of directors until his retirement on August 30, 2003, is a partner of Jan S De Villiers Attorneys, a law firm which renders legal services to Naspers from time to time in the ordinary course of business and for customary compensation.

OTHER

          In addition to the foregoing, the Naspers group has entered into other transactions and has other balances with related parties, including equity investors, directors, shareholders and entities under common control. These transactions are summarized in note 13 to Naspers' audited consolidated financial statements.


ITEM 8.   FINANCIAL INFORMATION


8.A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See "Item 18" for Naspers' consolidated financial statements.

LEGAL PROCEEDINGS

          Except as described below or elsewhere in this annual report, there are no legal or arbitration proceedings pending or threatened of which Naspers is aware involving Naspers which may have or have had a significant effect on the financial position of Naspers taken as a whole.

          In September and October of 2001, NetMed Hellas, one of the subsidiaries of NetMed NV, the group's pay-television subsidiary in Greece, submitted petitions for provisional measures against various Greek League football teams and NetMed's then competitors, ADS and AST before the First Instance Court of Athens. The petitions were rejected by the court for formal and not for substantive reasons. Subsequently, NetMed Hellas and its related company MultiChoice Hellas brought actions in the Court of Athens at various times throughout 2001 and 2002. Legal proceedings were commenced because the football teams terminated their respective agreements with NetMed Hellas for the assignment of TV or radio broadcasting rights and, in place thereof, entered into broadcasting contracts with ADS. NetMed Hellas and MultiChoice Hellas are seeking to enforce the exclusive broadcasting rights agreements and to recover approximately Euro 185 million in compensatory damages and approximately Euros 60 million in punitive damages (moral damage restitution) based on the illegal termination of the agreements. ADS and Athlitiki Enossis Konstantinoupoleos ("AEK"), a Greek football team, brought counterclaims against NetMed Hellas, seeking to force NetMed Hellas to acknowledge the validity of the assignment and related termination of the broadcasting rights agreements. At this point, however, AEK has entered into a broadcasting agreement with NetMed and has renounced the (counter)claims filed by it against NetMed Hellas. AEK has acknowledged that it is indebted to MultiChoice Hellas and NetMed Hellas as a result of prepayments and penalties under the broadcasting rights agreements and has undertaken to cooperate with NetMed Hellas and MultiChoice Hellas in order to determine the exact amount of such indebtedness.

          On August 14, 2003, NetMed Hellas, MultiChoice Hellas, ADS and AST entered into a settlement and Arrangement of Disputes Agreement, settling the disputes between them relating to the soccer teams only. NetMed Hellas and MultiChoice Hellas, as part of the settlement, waived and renounced all claims relating to the soccer teams only filed against ADS and AST in this regard. Simultaneously, Alpha Digital and AST waived all their claims against NetMed Hellas and MultiChoice Hellas insofar as they relate to the disputes set out above. The claims of NetMed Hellas and MultiChoice Hellas against the various football teams have not been settled and the proceedings against them continue.

          On March 12, 2003, and pursuant to the disposal by the group of its shareholding in OpenTV, Liberty Media Corporation advised the group that it is seeking indemnification for a claim that OpenTV received in terms of an arbitration demand from Thomas Weisel Partners LLC ("Weisel"), claiming that OpenTV Inc. was required to pay Weisel a fee of about US $1.9 million in connection with OpenTV's acquisition of Wink Communications Inc. It is understood that OpenTV is defending itself against Weisel's claim.

          Touchline Media (Pty) Ltd, a subsidiary of Media24 Limited, received a claim for damages on December 24, 2002 based on defamation, for an amount of Rand 8 million. The claim results from articles and statements published in a magazine. The action is currently pending before a South African court.

          On October 23, 2002, MIH Limited and a subsidiary company, OTV Holdings Limited ("OTVH"), filed a lawsuit against America Online Inc. ("AOL") and TWI-OTV Holdings Inc ("TWI"). The lawsuit arises out of MIH Limited's sale to Liberty Media of MIH Limited's controlling interest in OpenTV. AOL and TWI were (and remain) minority shareholders in OpenTV. Under an Investors' Rights Agreement, MIH Limited was required to provide AOL and TWI with the opportunity to sell some of their OpenTV shares to Liberty Media as part of a tag-along sale, subject to certain conditions and limitations. In the lawsuit, MIH Limited (which has been replaced by its successor-in-title, MIH (BVI) Limited) and OTVH seek a declaratory judgement from the court that MIH Limited complied with its obligations under the Investors Rights Agreement. AOL and TWI have counterclaimed, alleging that MIH Limited breached its obligations under the Investors' Rights Agreement by failing to provide them with adequate opportunity to sell their shares. AOL and TWI contend they have suffered damages in the amount of at least US $12.5 million.

          On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement, a share sale agreement, a shareholders agreement and a letter of guarantee, and on September 13, 2002, related parties entered a subscriber conversion agreement, the collective effective of which was that Fidelity agreed to acquire a 22% interest in NetMed NV, for a cash purchase price of U.S. $5,000,001 plus a cash payment of an amount which was to be calculated with reference to the value of a subscriber base to be transferred to NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and Myriad believed that the agreements ceased to have any force or effect.
As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss.

          On November 22, 2001 David Zietsman, Gameplan International SA (Proprietary) Limited and Richard Clark launched proceedings against MultiChoice Africa, M-Net and Vodacom (Proprietary) Limited, or the "Defending Companies", for interdicts and damages arising from alleged breaches by the Defending Companies of confidentiality agreements relating to information which the plaintiffs maintained had been disclosed to MultiChoice Africa. MIH Holdings was joined as a defendant at a later stage in the proceedings. In the course of the litigation, the plaintiffs alleged that MultiChoice Africa personnel had passed information to M-Net, MIH Holdings and OpenTV and that these companies used this information for their own benefit and to the detriment of the plaintiffs. The plaintiffs notified the Defending Companies in approximately June 2002 that they intend to increase the amount claimed from approximately Rand 2.9 million to approximately Rand 118 million. If such increase is formally effected and the claimants are fully successful in their action, then these proceedings may have a significant effect on the financial position of Naspers. However, the proposed increase has not yet been formally effected.

          In December 2000, MultiChoice Hellas received a tax assessment for approximately (euro)5.4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance has recently found against the company. MultiChoice Hellas has appealed this decision.

          A claim, first raised during fiscal 2003, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers (involving an amount of approximately US$4.1 million) will be heard by the tax tribunal soon.

          Call Centre Nucleus (Pty) Limited ('CCN') has claimed approximately Rand 13.5 million from M-Web South Africa ("M-Web") arising out of the purchase by M-Web of a subscriber base from CCN. The matter has been referred to arbitration and a hearing is expected in 2004.

          On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the "Perfecture") notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas' license of establishment and operation (the "License"), on the ground that MultiChoice Hellas' paid up share capital had fallen below one tenth of its total shareholders' equity. The Prefecture has also refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas' shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. The Prefecture's refusal was based on an allegation that the resolution had not been passed by the requisite majority of MultiChoice Hellas shareholders. The notification included an invitation to MultiChoice Hellas to express its views on the notification at a hearing at the Prefecture. Prior to the hearing, MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture's refusal to approve the shareholders' resolution of March 13, 2003. MultiChoice Hellas's contestation is supported by opinions from law professors, who are recognized as authorities on Greek corporate and administrative law. MultiChoice Hellas confirmed its views in the subsequent hearing at the Prefecture and in an extensive memorandum that it filed with the Prefecture. Following the hearing, and several subsequent meetings, the Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. The Prefecture is deciding if and how it will formally document the suspension of its original intention to revoke the License, and the duration of such suspension. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation.


DIVIDEND POLICY

          Either Naspers' shareholders in general meeting or its board of directors may from time to time declare that final dividends and interim dividends are to be paid to one or more class or classes of shareholders. Naspers' shareholders in general meeting may not declare a dividend in excess of the amount recommended by the board.

          Dividends are payable to persons registered as shareholders on a date determined by Naspers' shareholders in a general meeting or by the board. This date may not be less than 14 days after the date of the publication of the announcement of the dividend, provided that the record date to receive the dividend is a Friday or, if the relevant Friday is not a business day, on the last preceding business day. Any dividend may be paid or satisfied, either in whole or in part, by the distribution of specific assets as the board may determine and direct.

          Any dividend or other sum payable to a shareholder in respect of its shareholding may be transmitted by ordinary post to the address of the shareholder recorded in the register of shareholders or any other address provided in writing to Naspers by the shareholder. Naspers is not responsible for any loss that may occur when the dividend or other sum payable is transmitted to a shareholder.

          Any unclaimed dividends may be invested or otherwise utilized by the board for Naspers' benefit until claimed by the shareholder entitled to payment of the dividend. Unpaid dividends do not accrue interest. The board may declare forfeited any dividends not claimed after a period of 12 years or, if Naspers is to be liquidated or deregistered, a period of three years. Forfeited dividends revert to Naspers or its nominee.

          Holders of Class A ordinary shares are entitled to nominal dividends as determined by the board from time to time. However, dividends declared to holders of Class A ordinary shares may not exceed more than one-fifth of the dividends declared to holders of Class N ordinary shares for the same period.

          Naspers' articles of association allow payments to be made to shareholders out of profits, share capital or share premium, subject to certain solvency and liquidity requirements being met by Naspers after such payment is made.

8.B.      SIGNIFICANT CHANGES

          Except as otherwise disclosed in this annual report, no significant change in our business or financial condition has occurred since April 1, 2003.

ITEM 9.   OFFER AND LISTING


9.A.      OFFER AND LISTING DETAILS

          The following table presents the high and low closing sales prices and the average daily trading volume of Naspers Class N ordinary shares on the JSE Securities Exchange South Africa, and Naspers ADSs on the Nasdaq National Market in the United States for the periods indicated.

                                                           Class N Ordinary Shares                          ADSs
                                                                     JSE                                   Nasdaq
                                                           -----------------------                         ------

                                                        High        Low       Average daily     High        Low       Average daily
                                                       (Rand)      (Rand)     trading volume  (U.S.$)     (U.S.$)    trading volume
                                                       ------      ------     --------------  --------    --------   --------------
FISCAL 1999
Year ended March 31, 1999......................         52.10       17.40         195,550        o           o             o
FISCAL 2000
Year ended March 31, 2000......................        103.20       27.80         295,797
FISCAL 2001
First Quarter ended June 30, 2000..............         82.00       49.40         366,797
Second Quarter ended September 30, 2000........         68.00       55.50         237,080
Third Quarter ended December 31, 2000..........         62.00       28.00         331,563
Fourth Quarter ended March 31, 2001............         41.00       24.60         337,309
Year ended March 31, 2001......................         82.00       24.60         318,187
FISCAL 2002
First Quarter ended June 30, 2001..............         32.00       22.00         288,521
Second Quarter ended September 30, 2001........         33.15       14.00         259,643
Third Quarter ended December 31, 2001..........         23.10       14.05         355,563
Fourth Quarter ended March 31, 2002............         21.50       11.90         272,871
Year ended March 31, 2002......................         33.15       11.90         294,149
FISCAL 2003
First Quarter ended June 30, 2002..............         25.00       12.50         781,549
Second Quarter ended September 30, 2002........         23.00       15.90         310,357
Third Quarter ended December 31, 2002..........         25.80       17.20         728,219       27.65       26.25          16,708
Fourth Quarter ended March 31, 2003............         26.50       19.00         729,926       30.00       23.80          21,465
Year ended March 31, 2003......................         26.50       12.50         637,512       30.00       23.80          21,033
April 2003.....................................         22.50       19.35         713,056       30.01       24.57           9,921
May 2003.......................................         26.51       21.50         813,522       31.66       27.91           6,065
June 2003......................................         29.20       24.75         481,820       36.28       31.00           7,481
July 2003......................................         28.00       25.49         723,365       36.27       34.00           6,345
August 2003....................................         29.60       27.50         576,412       40.20       37.68           5,310
September 2003 (through September 30)........

9.C.      MARKETS

          See "-9.A. Offer and Listing Details" above.

          The principal trading market for Naspers' Class N ordinary shares is the JSE Securities Exchange South Africa where the shares trade under the symbol "NPN". ADSs, each representing ten Class N ordinary shares, nominal value Rand
0.02 per share, were listed on the Nasdaq National Market on December 27, 2002 and trade under the symbol "NPSN".

ITEM 10.  ADDITIONAL INFORMATION


10.B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

          Naspers incorporates by reference the information called for by Item 10.B set forth under "Description of Naspers Capital Stock" in its Registration Statement on Form F-4 (Registration number 333-100938) filed on November 1, 2002. Set forth below is additional information required by Item 10.B.

NASPERS' PURPOSES AND OBJECTS

          Clause 2 of Naspers' memorandum of association provides: "The main business which the Company is to carry on is: "investment in entities with interests in print and electronic media, affiliated technological systems and in education". Clause 3 of the Memorandum of Association further provides: "The main object of the Company is: "to invest in entities with interests in print and electronic media, affiliated technological systems and in education".

CONFLICT OF INTEREST

          Article 49 of Naspers' articles of association provides that directors who disclosed a material interest in a contract or arrangement with the company by the Republic of South Africa Companies Act, 1973 may vote with respect to such contract or arrangement, provided that it does not relate to the regulation of an office held by the director for remuneration, or of a position held by the director with the company or a subsidiary of the Company.

DIRECTORS

          Directors are granted the power to borrow under Article 46 of Naspers' articles of association. Under Article 50, Directors appointed prior to October 26, 2000 are required to vacate their offices upon reaching the age of seventy five years, and directors appointed after this date are required to vacate their offices upon reaching the age of seventy years. In each case the vacation of office is effective from the date of the annual general meeting held in the relevant year.

DIVIDENDS

          For information on dividends, see "Item 8.A. Financial Information - Consolidated Statements and Other Financial Information".


THE SHARES

SHAREHOLDERS' MEETINGS

          Under South African law, Naspers is required to hold an annual general meeting not more than nine months after the end of each financial year and not later than 15 months after the date of its most recent annual general meeting. The Listing Rules of the JSE Securities Exchange South Africa require that notice of an annual general meeting, accompanied by the annual financial statements to be considered at such meeting, be distributed to shareholders not later than six months after the end of each financial year. The Nasdaq National Market listing rules also require an annual shareholder meeting.

          The board has the power to convene a general meeting of shareholders at any time. In addition, the board must convene a meeting upon the request of at least 100 shareholders entitled to vote at general meetings or upon the request of shareholders holding not less than 5% of the votes entitled to be cast at general meetings of Naspers. If the board fails to give notice of such meeting to shareholders within 14 days of receipt of the notice, the shareholders that requisitioned the general meeting or any portion of them numbering more than 50 or representing more than half of the total voting rights of all shareholders that requisitioned the meeting, may themselves on no less than 21 days' notice convene a general meeting. Any two or more shareholders holding 10% or more of the total voting rights of Naspers as of the date of the request may convene a general meeting of Naspers' shareholders without reference to the directors.

          Naspers is required to provide at least 21 days' notice of any annual general meeting or any general meeting where a special resolution is to be voted upon, and at least 14 days' notice of all other general meetings.

          Naspers' articles of association require that any notice of general meetings must be in writing and specify the place, date and time of the meeting and the matters to be considered at the general meeting. For such time as Naspers is primarily listed on the JSE Securities Exchange South Africa, any notice to shareholders must be given simultaneously to the Manager (Listings) of the JSE Securities Exchange South Africa.

          A shareholder is entitled to appoint a proxy (which person is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting, including the annual general meeting of Naspers, in accordance with South African law.

          Business may not be transacted at any general meeting, including the annual general meeting, unless a quorum is present. Unless the shareholders at a general meeting resolve that a higher quorum is required, under South African law shareholders holding not less than 25% of the total votes entitled to be cast at the general meeting are required to be present, in person or by proxy, to constitute a quorum for passing special resolutions, provided that if the rights of any specific class of share are amended or canceled, at least three shareholders holding at least one-third of the issued shares of that class must be present to constitute a quorum at a meeting of shareholders of that class called to approve such amendment or cancelation. In all other cases, three shareholders entitled to vote at the general meeting must be personally present at the general meeting to form a quorum.

          If a quorum is not present within 30 minutes from the time appointed for the general meeting to commence, the general meeting will stand adjourned to the same calendar day in the next week, or if that day is a public holiday, the next calendar day which is not a public holiday, at the same time and place.

VOTING RIGHTS

          Under South African law, subject to any rights or restrictions attached to any class of ordinary shares, every shareholder present and entitled to vote as a member or as proxy or as a representative in the case of a body corporate member, at any shareholders' meeting will have one vote if the vote is conducted by way of a show of hands. In the case of a poll, any holder of Class N ordinary shares present, in person or by proxy, will have one vote for each Class N ordinary share held by such shareholder, and holders of Class A ordinary shares present, in person or by proxy, will have 1,000 votes for every Class A ordinary share held by such shareholder. A "poll" is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

          Voting will take place by way of a show of hands unless a poll is demanded. A poll may be demanded by the chairman, by not less than five shareholders having the right to vote at such meeting, by shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting or by shareholders entitled to vote at the meeting and holding in the aggregate not less than one-tenth of the issued share capital of the company.

          Holders of Class A ordinary shares and Class N ordinary shares vote together as a single class, unless the relevant resolution affects the rights of the holders of the Class N ordinary shares or Class A ordinary shares as a separate class, in which case, at least 75% of the holders of the relevant class present or represented at any meeting called to vote on such resolution must approve the resolution.

DIVIDENDS

          Either Naspers' shareholders in general meeting or its board of directors may from time to time declare that final dividends and interim dividends are to be paid to one or more class or classes of shareholders. Naspers' shareholders in general meeting may not declare a dividend in excess of the amount recommended by the board.

          Dividends are payable to persons registered as shareholders on a date determined by Naspers' shareholders in a general meeting or by the board. This date may not be less than 14 days after the date of the publication of the announcement of the dividend, provided that the record date to receive the dividend is a Friday or, if the relevant Friday is not a business day, on the last preceding business day. Any dividend may be paid or satisfied, either in whole or in part, by the distribution of specific assets as the board may determine and direct.

          Any dividend or other sum payable to a shareholder in respect of its shareholding may be transmitted by ordinary post to the address of the shareholder recorded in the register of shareholders or any other address provided in writing to Naspers by the shareholder. Naspers is not responsible for any loss that may occur when the dividend or other sum payable is transmitted to a shareholder.

          Any unclaimed dividends may be invested or otherwise utilized by the board for Naspers' benefit until claimed by the shareholder entitled to payment of the dividend. Unpaid dividends do not accrue interest. The board may declare forfeited any dividends not claimed after a period of 12 years or, if Naspers is to be liquidated or deregistered, a period of three years. Forfeited dividends revert to Naspers or its nominee.

          Holders of Class A ordinary shares are entitled to nominal dividends as determined by the board from time to time. However, dividends declared to holders of Class A ordinary shares may not exceed more than one-fifth of the dividends declared to holders of Class N ordinary shares for the same period.

          Naspers' articles of association allow payments to be made to shareholders out of profits, share capital or share premium, subject to certain solvency and liquidity requirements being met by Naspers after such payment is made.

CHANGES IN SHARE CAPITAL

          Subject to the provisions of the Companies Act, 1973, Naspers' shareholders may by special resolution:

     o increase Naspers' share capital by creating new shares having a stated par value, or increase the number of no par value shares by creating new no par value shares;

     o increase Naspers' share capital constituted by no par value shares by transferring profits or reserves to the stated capital, with or without a distribution of shares;

     o consolidate and divide all or any part of Naspers' share capital into shares of a larger amount than its existing shares, or consolidate and reduce the number of the issued no par value shares;

     o increase the number of Naspers' issued no par value shares without an increase of its stated capital;

     o sub-divide all or some of Naspers' shares into shares of a smaller amount than is fixed by Naspers' memorandum of association;

     o convert all Naspers' ordinary or preference share capital consisting of par value shares into stated capital constituted by no par value shares;

     o convert Naspers' stated capital constituted either by ordinary or preference no par value shares into share capital consisting of par value shares;

     o cancel shares which, as of the date of the resolution in respect thereof, have not been taken up by or agreed to be taken up by any person, and diminish the amount of Naspers' authorized share capital by the amount of the shares cancelled;

     o cancel no par value shares which have not been taken up or agreed to be taken up by any person;

     o convert any of Naspers' shares, whether or not issued, into shares of another class;

     o subject to the Listing Rules of the JSE Securities Exchange South Africa, decrease its share capital, any share premium account, stated capital or capital redemption reserve fund; and

     o convert all or any of its paid-up shares into stock and reconvert such stock into paid-up shares.

          The Listings Rules impose a number of requirements on Naspers to remain listed on the Main Board of the JSE Securities Exchange South Africa. The requirements mean, among other things that:

     o the subscribed capital, including reserves, must amount to at least Rand 25 million;

     o    not less than 25 million equity shares must be in issue;

     o 20% of each class of listed equity shares must be held by the public (as defined); and

     o the number of public shareholders (as defined), excluding employees and their associates, of listed securities must be at least 500 for equity shares, 50 for preference shares and 25 for debentures.

          The Nasdaq National Market listing rules further require that shareholder approval for the issuance of shares is generally required with respect to the following:

     o stock option or purchase plans for the benefit of officers or directors

     o when the issuance or potential issuance will result in a change of control of Naspers

     o    the acquisition of stock or assets of another company if
          (i) a director, officer or 5% shareholder of Naspers has an interest in 5% or more of the target company or consideration to be paid for the target company, and the issuance of securities will increase outstanding ordinary shares or voting power by 5% or more; or (ii) the proposed issuance constitutes an increase of greater than 20% in the voting power or number of ordinary shares

     o private placements of greater than 20% of the voting power or number of ordinary shares conducted for a price at less than the greater of either market or book value.

LIQUIDATION RIGHTS

          If Naspers is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all Naspers' liabilities and the cost of winding up shall be distributed among the shareholders as follows:

     o holders of Class A ordinary shares and the holders of Class N ordinary shares will be entitled to receive payment out of the surplus of an amount equal to the nominal value of the Class A ordinary shares and Class N ordinary shares held by them; and

     o thereafter, holders of Class A and Class N ordinary shares in Naspers will rank equally with each other and any remaining surplus will be distributed among them in proportion to the number of shares respectively held by them.

          Any such distribution will be subject to the rights of any shareholders to whom shares have been issued on special conditions and subject to Naspers' right to set-off against the liability, if any, of shareholders for unpaid capital or premium.

          The liquidator may distribute among Naspers' shareholders, in specie or in kind, all or any part of the assets of Naspers, whether or not those assets consist of different types of property.

          For additional information on Naspers' shares see "Item 6. Directors, Senior Management and Employees".


10.C.     MATERIAL CONTRACTS

PLAN OF MERGER AND SCHEME OF ARRANGEMENT

          In December 2002 a merger agreement was concluded in terms of which MIHL merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited, in such a way that MIH (BVI) Limited was the sole surviving entity. MIHL's outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL A ordinary share. At that time, Naspers further concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of
2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of Naspers.

ABSA FACILITIES AGREEMENT

          MIH Limited (MIH (BVI) Limited's predecessor in title) has entered into a U.S. $40.0 million (Rand 273.9 million) loan facility pursuant to a Facilities Agreement with ABSA Bank Limited ("ABSA"), dated as of December 10, 1999 as amended through July 22, 2002. This facility comprises a term loan of U.S. $25 million (Rand 171.2 million) and a guarantee facility of U.S. $15 million (Rand 102.7 million). The guarantee facility is used by MIH Limited to guarantee the borrowings of its subsidiaries under loan agreements entered into with local banks in the jurisdictions in which such subsidiaries operate. MIH Limited has drawn U.S. $25 million (Rand 171.2 million) under the ABSA bank loan facility, which amounts are repayable in March 2004 and bear interest at LIBOR plus 2%. A covenant in the loan facility requires the aggregate amount of one-third of the prevailing market value of the UBC shares held by MIH Limited, one-half of the prevailing market value of the Liberty Media Corporation shares held by MIH Limited and the cash deposited with ABSA as security in respect of the facility to at all times exceed the total amount of loans made and guarantees given under the facility. In addition, MIH Limited has agreed that the net consolidated indebtedness of the MIH Limited group will not exceed 30% of the total consolidated market value of the MIH Limited group and that the consolidated financial indebtedness of the MIH Limited group will not exceed U.S. $300.0 million (Rand 2,054.2 million). A significant change in the market value of MIH Limited may result in it breaching these covenants. The Naspers group has pledged shares in the following companies as security in relation to the facility: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Irdeto BV, Myriad Holdings Africa BV, NetMed NV, Liberty Media Corporation and UBC. To prevent restrictions upon MIH Limited's ability to draw funds under the ABSA bank facility after the completion of the OpenTV transaction, MIH Limited granted security over the shares of Liberty Media Corporation common stock acquired by it in favor of ABSA in lieu of ABSA's prior security interest in the OpenTV shares held by MIH Limited. Pursuant to the merger between MIH Limited and MIH (BVI) Limited, MIH (BVI) Limited has assumed all the rights and obligations of MIH Limited under the agreements with ABSA.

OPENTV STOCK PURCHASE AGREEMENT

          Pursuant to a Stock Purchase Agreement dated as of May 8, 2002 and amended as of August 27, 2002, MIHL, on August 27, 2002, sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand
180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIHL, paid R47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. OpenTV's results have been included in Naspers' financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.


10.D.     EXCHANGE CONTROLS

          The following discussion summarizes exchange controls in force in South Africa as of the date of this annual report. South Africa's exchange controls may change at any time and without notice. Naspers cannot predict whether the existing exchange controls will be continued, amended or abolished by any future South African government. You are urged to consult a professional adviser about the effect of exchange controls on your investment in Class N ordinary shares or Naspers ADSs.

          The Currency and Exchanges Act, 1933 empowers the South African President to make regulations concerning any matter directly or indirectly affecting or relating to currency, banking or stock exchanges in South Africa. South African exchange control regulations are administered by the South African Reserve Bank acting through its Exchange Control Department, or "Excon". Excon's stated objective is to achieve equality of treatment between residents and non-residents in relation to the flow of capital in and out of South Africa. The exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia. The regulations restrict the export of capital from the common monetary area.

          The purpose of the exchange controls is to mitigate the decline in foreign capital reserves in South Africa and the devaluation of the Rand against the U.S. dollar and South Africa's other principal trading currencies. Although the South African government has committed itself to gradually relaxing exchange controls and has recently reaffirmed this commitment, it is likely that exchange controls will continue to operate in South Africa for the foreseeable future.

          An acquisition of shares or assets of a South African company by a non-resident purchaser solely for cash consideration would not generally be subject to review by Excon under the exchange control regulations. An acquisition of shares or assets of a South African company by a non-resident purchaser will require prior approval from Excon if the consideration paid for the acquisition is in the form of shares of a non-resident company or if the acquisition is financed by a loan from a South African resident. Denial of Excon approval may result in the acquisition of shares or assets of a South African company by a non-resident purchaser not being completed. There are no other exchange control restrictions on non-residents making equity investments in South African companies; however, there are local borrowing restrictions on controlled foreign companies.

          Under South African exchange control regulations, Class N ordinary shares and Naspers ADSs are freely transferable outside of South Africa between non-residents of the common monetary area. Also, when ordinary shares are sold on the JSE Securities Exchange South Africa on behalf of Naspers shareholders who are not resident in the common monetary area, the proceeds of such sales will be freely exchangeable into foreign currency and may be remitted to them outside the common monetary area. Any share certificates held by Naspers shareholders not resident in the common monetary area will be endorsed with the words "non-resident". The same endorsement will not be applicable to Naspers ADSs held by non-resident shareholders.

          There are currently no exchange control restrictions which prevent Naspers from remitting dividends declared out of operating profits or trading profits to non-residents of the common monetary area. Naspers cannot, in general, remit capital profits without prior Excon approval.

10.E.     TAXATION

                        UNITED STATES TAX CONSIDERATIONS

          This section sets forth the material United States Federal income tax consequences to U.S. Holders as they relate to the ownership and disposition of Class N ordinary shares or Naspers ADSs.

          This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

          For purposes of this section, beneficial owners of Class N ordinary shares or Naspers ADSs are "U.S. Holders" if they are:

     o    a citizen or resident of the United States;

     o a corporation, or any other entity taxable as a corporation, created under the laws of the United States (Federal or state);

     o an estate the income of which is subject to United States Federal income tax regardless of its source; or

     o a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

          If a partnership holds Class N ordinary shares or Naspers ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Class N ordinary shares or Naspers ADSs should consult their own tax advisors.

          A holder of Class N ordinary shares or Naspers ADSs is a "Non-U.S. Holder" if the holder is not a U.S. Holder. Non-U.S. Holders should consult their own tax advisors with respect to the tax consequences of ownership and disposition of Class N ordinary shares or Naspers ADSs.

          This section does not purport to address all United States Federal income tax consequences that may be relevant to a particular shareholder and holders are urged to consult their own tax advisors regarding their specific tax situation. This section applies only to shareholders who hold their Class N ordinary shares or Naspers ADSs as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to shareholders in special tax situations including, for example:

     o    insurance companies;

     o    tax-exempt organizations;

     o    broker dealers;

     o    traders in securities that elect to mark to market;

     o    banks or other financial institutions;

     o    shareholders whose functional currency is not the U.S. dollar;

     o    United States expatriates;

     o shareholders that hold their shares as part of a hedge, straddle, constructive sale or conversion transaction;

     o shareholders that own, directly, indirectly, or constructively 10% or more of the total combined voting power of Naspers; or

     o    shareholders that are subject to the alternative minimum tax.

          This section expressly assumes that Naspers is not a passive foreign investment company for United States Federal income tax purposes. Please see the discussion under "Passive Foreign Investment Company Rules" below.

          In general, for United States Federal income tax purposes and for purposes of income tax treaties, beneficial owners of Naspers ADSs will be treated as the beneficial owners of the Class N ordinary shares represented by those ADSs.

          This section does not address the state, local and non-United States tax consequences relating to shares. You should consult your own tax advisor regarding the United States Federal, state, local and foreign and other tax consequences of share ownership in your particular circumstances.

OWNERSHIP AND DISPOSITION OF CLASS N ORDINARY SHARES OR NASPERS ADSS

Taxation of Dividends. The gross amount of a distribution made by Naspers, including any amounts of South African tax withheld, will be taxable to a U.S. Holder to the extent that such distribution is paid out of Naspers' current or accumulated earnings and profits ("E&P"), as determined for United States Federal income tax purposes, as calculated for United States federal income tax purposes. If these dividends constitute qualified dividend income ("QDI"), individual United States Holders will generally pay tax on such dividends at rates applicable to net capital gains (see "Tax on Sale or Exchange of Ordinary Shares or ADSs", below), provided that certain holding period requirements are satisfied. Dividends paid by Naspers will be QDI if Naspers is a Qualified Foreign Corporation ("QFC") at the time the dividends are paid. Naspers believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid to be QDI for United States federal income tax purposes. Corporate U.S. Holders receiving dividends paid by Naspers will not benefit from the reduced tax rate on dividends available to individual U.S. Holders.

To the extent that distributions by Naspers exceed E&P, such distributions will be treated as a tax-free return of capital, to the extent of each U.S. Holder's basis in their Class N ordinary Shares or Naspers ADSs, and will reduce such U.S. Holder's basis in the Class N ordinary Shares or Naspers ADSs on a U.S. dollar-for-U.S. dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the Class N ordinary Shares or Naspers ADSs). To the extent that the distributions exceed the U.S. Holders basis in the Class N ordinary Shares or Naspers ADSs, each such holder will be taxed as having recognized gain on the sale or disposition of the Class N ordinary Shares or Naspers ADSs (see "Tax on Sale or Exchange of Ordinary Shares or ADSs" below). Because Naspers is not a United States corporation, dividends paid will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

The amount of a distribution will be the U.S. dollar value of the South African Rand payment, determined at the spot South African Rand/U.S. dollar rate on the date the dividend is includible in a U.S. Holder's income, regardless of whether the payment in fact is converted into U.S. dollars. Generally, any gain or loss resulting from currency fluctuations during the period from the date a U.S. Holder includes the dividend in income to the date such U.S. Holder (or a third party acting for such U.S. Holder) converts the payment into U.S. dollars will be treated as ordinary income or loss. Any such income or loss generally will be income or loss from sources within the United States for foreign tax credit purposes.

A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from Naspers only for foreign taxes (such as South African withholding taxes) imposed on dividends paid to such U.S. Holder and not for taxes imposed on Naspers or on any entity in which Naspers has made an investment. Under current South African legislation, no South African tax will be withheld from dividends paid to non-residents of South Africa, but South Africa might impose withholding tax on such dividends in the future. Please see the discussion under "South African Tax Considerations--Ownership and Disposition of Class N Ordinary Shares and Naspers ADSs--Tax on Dividends" below.

Tax on Sale or Exchange of Ordinary Shares or ADSs. A U.S. Holder will recognize gain or loss on a sale, exchange or other disposition of the Class N ordinary shares or ADSs, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property received and the U.S. Holder's tax basis in the Class N ordinary shares or ADSs as determined in U.S. dollars. A U.S. Holder's tax basis in the Class N ordinary shares or ADSs will generally equal the amount paid by the U.S. Holder for the ordinary shares or ADSs. Gain or loss arising from a sale or exchange of Class N ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the holding period of the U.S. Holder for the Class N ordinary shares or ADSs exceeds one year. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to United States federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (20% thereafter). In general, gain from a sale or exchange of shares by a U.S. Holder will be treated as United States source income for foreign tax credit purposes.

Passive Foreign Investment Company Rules. U.S. Holders might be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above, if Naspers is, or were to become, a passive foreign investment company ("PFIC") for United States Federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and thus is subject to change, Naspers does not believe that it is, nor does Naspers expect to become, a PFIC for United States Federal income tax purposes. You should consult your own tax advisor regarding the adverse tax consequences of owning the ordinary shares or ADSs of a PFIC and making certain elections designed to ameliorate those adverse consequences.

U.S. Backup Withholding and Information Reporting. Proceeds from the sale of, and dividends, on Class N ordinary shares or ADSs paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate not to exceed 28% unless the U.S. Holder:

     o    is a corporation or other exempt recipient; or

     o provides a taxpayer identification number and properly certifies that no loss of exemption from backup withholding has occurred on an IRS Form W-9.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's United States Federal income tax liability, provided that the required information is furnished to the IRS.


                        SOUTH AFRICAN TAX CONSIDERATIONS

          This section sets forth the material South African income (including capital gains) tax consequences to South African resident holders of Class N ordinary shares and Naspers ADSs in relation to the ownership and disposition of Class N ordinary shares and Naspers ADSs.

          This section is based on the South African Income Tax Act, 1962 (as amended), various other taxing statutes in South Africa, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and/or retroactive rulings and changes.

          For the purposes of this section, the term "South African resident" includes:

     o    any natural person who is ordinarily resident in South Africa;

     o a natural person who is not ordinarily resident in South Africa, but satisfies a physical presence test, which involves being present in South Africa for certain prescribed periods of time; and

     o a person other than a natural person who is incorporated, established or formed in South Africa, or which has its place of effective management in South Africa, but excluding an "international headquarter company".

          This section does not purport to address all South African income (including capital gains) tax consequences that may be relevant to a particular shareholder. This section applies only to shareholders who hold the Class N ordinary shares and Naspers ADSs as "capital assets" under South African law. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SOUTH AFRICAN

INCOME (INCLUDING CAPITAL GAINS TAX) AND OTHER TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF CLASS N ORDINARY SHARES OR NASPERS ADSs.


OWNERSHIP AND DISPOSITION OF CLASS N ORDINARY SHARES AND NASPERS ADSs

TAX ON DIVIDENDS

          Dividends declared by a South African company are exempt from tax in South Africa in the hands of the shareholder.

          Naspers will not be obliged to withhold any form of non-resident withholding tax on dividends paid to non-residents of South Africa. However, any future decision to re-impose a withholding tax on dividends paid by South African residents to non-resident shareholders is permissible under the terms of the reciprocal tax treaty entered into between South Africa and the United States. The Treaty limits the withholding tax to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends, and to 15% of the gross amount of the dividends in all other cases.

TAX ON SALE OR EXCHANGE OF CLASS N ORDINARY SHARES BY SHAREHOLDERS RESIDENT IN SOUTH AFRICA

          South African resident holders of Class N ordinary shares will recognize a taxable capital gain or a capital loss on the sale, exchange or other disposition of Class N ordinary shares, unless that shareholder is entitled at the time of such sale, exchange or other disposition to defer the gain by virtue of "roll over" relief from capital gains tax in terms of the transaction giving rise to the sale, exchange or other disposition of Class N ordinary shares. The capital gain or loss will be measured by the difference between the base cost to the holders of the Class N ordinary shares, and the fair market value of any other property received in exchange for the sale, exchange or other disposition of any Class N ordinary shares. In general, roll-over relief from capital gains tax only applies in relation to company formation transactions, share-for-share transactions, amalgamation transactions, intra group transactions, unbundling transactions and transactions relating to liquidation, winding up and de-registration, all as defined in the South African Income Tax Act.

          TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS N ORDINARY SHARES OR NASPERS ADSS BY SHAREHOLDERS NOT RESIDENT IN SOUTH AFRICA

          Shareholders not resident in South Africa are liable for South African income tax in respect of income derived by them from sources within or deemed to be within South Africa. Shareholders not resident in South Africa are not generally liable for South African capital gains tax. For more information, please see the below section called "--Taxation of South African
Corporations--Capital Gains Tax."

STAMP DUTY

          South African stamp duty is payable by a South African company upon the original issue of any shares at the rate of 0.25% of the full issue price.

          On any subsequent registration of transfer of shares in a South African company, a form of South African stamp duty is payable at 0.25% of the higher of the consideration paid or the market value of the share concerned. South African stamp duty is payable regardless of whether the instrument of transfer is executed in or outside South Africa. In respect of transactions involving dematerialized shares, uncertified securities tax will be payable at the same rate.

          There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the South African Stamp Duties Act, 1968.

          Transfers of ADSs between non-residents of South Africa will not attract South African stamp duty. If shares are withdrawn from the deposit facility or the relevant deposit agreement is terminated, stamp duty will however be payable on the subsequent registration of transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the shares will also render an investor who has been registered as the holder of shares in the company's register liable to South African stamp duty at the same rate on a subsequent registration of transfer of the shares.

TAXATION OF SOUTH AFRICAN CORPORATIONS

BASIS OF INCOME TAXATION

          The South African income tax system was originally based primarily on the source basis of taxation. Under this system, income sourced or deemed to be sourced in South Africa was taxable in South Africa. A residence based system of taxation was adopted by way of the Revenue Laws Amendment Act 2000, under which South African residents are taxed on their worldwide income. Certain categories of income and activities undertaken outside of South Africa are exempt from taxation. The source basis of taxation is, however, still applicable to non-residents. Non-residents are therefore taxed on income from a source within or deemed to be from a source within South Africa.

          A South African tax resident must include in its taxable income an amount equal to the proportional amount (calculated in terms of a formula) of all controlled foreign companies' net income for its tax year which ends during the resident's year of assessment. A "controlled foreign company" is defined as a foreign company in which the relevant South African residents, directly or indirectly, hold more than 50% of the rights to participate (directly or indirectly) in the share capital, share premium, profits or reserves of that foreign company.

          The term "foreign company" means an association, corporation, company, arrangement or scheme (as contemplated in certain parts of the definition of "company" in the South African Income Tax Act) which is not a resident in South Africa or which is resident in South Africa but is not treated as a resident as a result of the application of a double tax treaty.

          There are exemptions from the taxation of income from controlled foreign companies, including exemptions for amounts which accrue to the controlled foreign entity:

     o from the disposal of an interest in the equity share capital of another foreign company (often referred to as the "participation exemption"); or

     o    by way of a dividend from a foreign company,

if the controlled foreign company immediately before the disposal or at the time of declaration of the dividend held more than 25% of the equity share capital in the other foreign company and, in the case of a disposal, held the interest for a period of at least 18 months prior to the disposal.

          All foreign dividends received by or accruing to South African residents are currently subject to income tax. The Minister of Finance announced in his budget speech in February 2003, however, that in the future South African residents who hold a "meaningful interest" in a foreign company will not be subject to tax on the dividends declared by the company. A foreign dividend includes a dividend received by or which accrued to any person from any company which is either a foreign company or a resident in South Africa to the extent that the dividend is declared from profits derived by such company before such company became a resident. Exemptions from foreign dividends tax include foreign dividends declared by a company listed on the JSE Securities Exchange South Africa to a South African resident shareholder who, together with connected persons of the shareholder, holds less than 10% of the equity share capital of the listed company if more than 10% of the equity share capital of the listed company at the time of declaration is held by South African residents.

          Taxable foreign dividends are taxed at the taxpayer's marginal tax rate which, in the case of a company, is 30%.

CAPITAL GAINS TAX

          Capital Gains Tax was introduced in South Africa with effect from October 1, 2001 by way of the addition of Schedule 8 to the Income Tax Act, 58 of 1962. Under Schedule 8, all natural persons, legal persons and trusts resident in South Africa are liable to pay capital gains tax on the disposal or deemed disposal of a capital asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal, but excludes certain limited items.

          Non-residents of South Africa will not be subject to capital gains tax except in respect of immovable property situated in South Africa or any interest or right in immovable property situated in South Africa and any assets of a permanent establishment of the non-resident in South Africa.

          Profits derived from the sale of shares in a South African company by a non-resident will be subject to income tax in South Africa if the seller carries on business in South Africa as a share dealer and the profits are realized in the ordinary course of that business. Profits derived from the sale of South African shares held as investments, where the shares are not an asset of the investor's permanent establishment in South Africa, will not be subject to capital gains tax in South Africa. Naspers ADSs will be regarded as shares for these purposes.

          A company will be liable for tax on 50% of its capital gain. At the current corporate tax rate of 30%, the effective tax rate on a capital gain will therefore be 15%.

SECONDARY TAX ON COMPANIES

          Secondary Tax on Companies, or "STC", is paid by South African resident companies at the flat rate of 12.5% in respect of the net amount of dividends (ie the amount of dividends declared by the company less all dividends which accrue to the company, subject to certain exclusions, during its relevant "dividend cycle"). A "dividend cycle" is the period commencing on the date following the date of accrual to a company's shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company declares a dividend out of profits derived from sources within and outside of South Africa, STC on the dividend is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits of the company from South African actual or deemed sources and from sources outside South Africa (which are not deemed to be from a South African source and which are not exempt from tax under section 10(1)(kA) of the Income Tax Act), bears to its total net annual profits from all sources. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

          The imposition of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC. Capitalization shares distributed at the option of holders of shares in lieu of cash dividends do not incur STC and it has become common practice for listed South African companies to offer capitalization shares in lieu of cash dividends. No South African tax (including withholding tax) is payable in respect of the receipt of these shares by the recipients. Subject to certain exceptions, foreign dividends no longer qualify as a deduction for STC purposes.

TRANSFER PRICING

          Section 31 of the Income Tax Act, 58 of 1962 sets out rules dealing with transfer pricing and thin capitalization. Section 31 provides (in respect of transfer pricing) that when goods or services are supplied or acquired under any "international agreement", if the acquirer is a "connected person" in relation to the supplier, and the goods or services are supplied or acquired at a price which is not at arms length, the Commissioner for the South African Revenue Service is entitled, for the purposes of assessing the taxable income of the supplier or acquirer, to adjust the consideration to reflect an arms' length price.

          Thin capitalization rules were enacted to reduce the incidence of capital structuring by a company with a relatively small equity capital as compared to its debt capital. The intention of the provisions dealing with thin capitalization is to disallow interest deductions on excessive financial assistance between connected parties in calculating a taxpayer's taxable income. The term "financial assistance" is widely defined and includes loans, advances, debts and the provision of any security or guarantee.


10.H.     DOCUMENTS ON DISPLAY

          Naspers is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may examine the documents that are exhibits to this annual report, reports and other information filed by Naspers, without charge, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois, 60661-2551. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Naspers' reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Naspers is exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. Following the evaluation of these exposures, Naspers selectively enters into derivative financial instruments to manage the related risk exposures pursuant to its policies in areas such as counterparty exposure and hedging practices. These policies have been approved by Naspers' senior management and Naspers does not hold or issue derivative financial instruments for trading or speculative purposes.

          The following discussion and analysis, which constitute forward looking statements that involve risk and uncertainties, summarizes Naspers' market sensitive financial instruments including their fair value, maturity and contract terms. The discussion addresses market risk only and does not address other risks which Naspers faces in the normal course of business, including country risk, credit risk and legal risk.

INTEREST RATE SENSITIVITY

          Naspers undertakes from time to time specific actions to cover its exposure to interest rate risk. These actions include entering into interest rate swap agreements and other similar derivative instruments to manage the Naspers group's exposure to movements in interest rates. At March 31, 2002 Naspers' assets included certain short-term fixed or variable rate instruments. The fair value of these instruments will not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rates, respectively.

          As at March 31, 2003, 1% of the Naspers group's long-term liabilities were interest free. Accordingly, any movement in interest rates will have no impact on the amount of these liabilities. A further 89.4% of Naspers' long term liabilities were at fixed interest rates. Only 9.6% of Naspers' long term liabilities had floating rates. The Naspers group also had bank overdrafts and short-term loans of Rand 614.1 million at floating interest rates at March 31, 2003. Total liabilities at floating interest rates at March 31, 2003 amounted to Rand 398.1 million. The floating rates are, however, linked to various international interest rates, such as LIBOR in the United Kingdom (which varied from 1.31% to 1.84%), JIBAR (which varied from 10.75% to 13.10% during the 2003 fiscal year), the prime banking rate in South Africa (which increased from 16% during March 2002 to 13.5% during September 2003) and the prime banking rate in Greece (which varied from 6.00% to 6.50%). The fluctuations in interest rates in these jurisdictions normally vary from time to time. An average 1% increase in interest rates across the various jurisdictions would therefore increase the Naspers group's interest charges by approximately Rand 4.0 million per annum, based on the amount of Naspers' liabilities linked to floating rates at March 31, 2003.

          As part of the process of managing Naspers' fixed and floating rate borrowing profile, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to the expected movements in interest rates. Where appropriate, Naspers uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. Naspers does not speculate in or trade financial instruments.

PRIVATE EQUITY INVESTMENTS

          The Naspers group's portfolio of investments includes a number of privately held companies, many of which are still considered to be in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize.

FOREIGN CURRENCY MANAGEMENT

          Naspers' functional currencies are generally the local currencies in the countries in which it operates. Monetary assets and liabilities in currencies other than Naspers' functional currency are translated based on the rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange rate gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortized over the life of the hedge contract.

          On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rands based on the rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

          Adjustments arising from currency translations are recorded in shareholders' equity and are reflected in net earnings only upon the sale or liquidation of the underlying investments.

          Naspers operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Although a substantial portion of Naspers' revenue is denominated in the currencies of the countries in which it operates, a significant portion of Naspers' cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where Naspers' revenue is denominated in local currency such as Rand or Euro, a depreciation of the local currency against the U.S. dollar adversely affects Naspers' earnings and its ability to meet its cash obligations. Companies in the Naspers group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency.

          Naspers hedges the foreign currency exposure of its contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward contracts typically expire within one year, consistent with the related contractual commitments. The Naspers group generally hedges all major exposures in foreign currencies to an amount of approximately 80% of the contract value. This strategy is consistent with the strategy followed in prior years.

          Naspers' forward exchange contracts are used primarily to hedge the South African Rand against the U.S. dollar. During the year ended March 31, 2003, the value of the U.S. dollar decreased against the South African Rand by approximately 44.0%. The cost of Naspers' foreign currency commitments was approximately Rand 778.3 million more in 2003 fiscal year than it was in the 2002 fiscal year as a result of forward currency contracts entered into by Naspers. At March 31, 2003, the Naspers group's net monetary liability position in U.S. dollars, which is subject to risk of foreign currency exchange rate fluctuations, amounted to Rand 331.9 million. The exposure amount primarily reflects U.S. dollar denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar and Euro against the South African Rand is estimated to be Rand 61.6 million. The Naspers group's exposure to exchange rate fluctuations in currencies other than the U.S. dollar is not material.

          Naspers does not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intends to continue to use forward exchange contracts to limit exposure to expected depreciation of some of its functional currencies relative to foreign currencies in which Naspers incurs a significant portion of its costs.



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.



                                    PART II



ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES



          None.



ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS



          None.



ITEM 15.  DISCLOSURE CONTROLS AND PROCEDURES

          As of the end of the period covered by this report, the company conducted an evaluation (under the supervision and with the participation of the company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.



                                    PART III



ITEM 17.  FINANCIAL STATEMENTS

          Naspers is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

          See pages F-1 through F-108

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             NASPERS LIMITED


                                             By: /s/ Koos Bekker
                                                 ---------------------------
                                                 Name:  Koos Bekker
                                                 Title: Chief Executive Officer


                                             By: /s/ Steve Pacak
                                                 ---------------------------
                                                 Name:  Steve Pacak
                                                 Title: Chief Financial Officer


Date:   October 10, 2003

ITEM 19.  EXHIBITS

(a)       The following exhibits are filed as exhibits to this annual report:

 EXHIBIT
 NUMBER        DESCRIPTION
 ------        -----------

     1.1+      Memorandum and Articles of Association of Naspers Limited
               (English translation).
     2.1+      Form of Deposit Agreement among the Bank of New York, as
               depository, Naspers Limited, and all owners and beneficial owners from time to time of American Depositary Receipts issued
               thereunder.
     2.2+      Form of American Depositary Agreement
     4.1+      Plan of Merger among MIH Limited, MIH (BVI) Limited and Naspers
               Limited relating to the merger of MIH Limited with MIH (BVI)
               Limited.
     4.2++     Amendment Agreement dated March 30, 2001, among MIH Limited,
               Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999 between MIH
               Limited and ABSA Bank Limited, as amended by a Side Letter, dated
               April 20, 2000, between ABSA Bank Limited, MIH Limited and
               Villiers Securities Limited, and the Amendment Agreement dated
               July 22, 2002, between MIH Limited and ABSA Bank Limited
     4.3+++    Stock Purchase Agreement dated as of May 8, 2002, among MIH
               Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG
               OTV, Inc.
     4.4*      Amendment to Stock Purchase Agreement dated as of August 27,
               2002, among MIH Limited, OTV Holdings Limited, Liberty Media
               Corporation and LDIG OTV, Inc.
     4.5**     Shareholders' Agreement dated June 22, 1993, among Johannesburg
               Consolidated Investment Company, Limited, JCI (Isle of Man)
               Limited, Electronic Media Network Limited, M Net (BVI) Limited and M Net International Holdings Limited, as amended
     4.6**     Shareholders' Agreement dated February 16, 1998, among Telecom
               Holding Company Limited, Shinawatra Computer and Communications
               Public Company Limited, MIH Limited and International
               Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders' Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders' Agreement dated
               September 25, 1998
     4.7**     Channel Distribution Agreement dated June 18, 1998, between
               MultiChoice Africa (Proprietary) Limited and Electronic Media
               Network Limited.
     4.8**     Analogue Agreement dated March 31, 1995, between MultiChoice
               Africa (Proprietary) Limited and Electronic Media Network
               Limited
     4.9+      Agreement dated October 1, 2002 between Naspers Limited and Mr.
               T. Vosloo (English translation)
     4.10+     Scheme of arrangement, in terms of Section 311 of the South
               African Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Naspers Limited and MIH Investments (Proprietary)
               Limited between MIH Holdings and its members, other than Naspers
               Limited and MIH Investments (Proprietary) Limited
     8.1       List of Naspers' significant subsidiaries
     12.1      Section 302 Certification of Koos Bekker, Chief Executive Officer
     12.2      Section 302 Certification of Steve Pacak, Chief Financial Officer
     13.1      Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

____________________

+         Incorporated by reference from Naspers' registration statement on Form
F-4 (No. 333-10098) filed on November 1, 2002.

++        Incorporated by reference from MIH Limited's annual report on Form
20-F for the fiscal year ended March 31, 2001. Portions of the Amendment Agreement dated March 30, 2001 have been omitted pursuant to a request for confidential treatment. The Amendment Agreement dated July 22, 2002 is incorporated by reference from MIH Limited's annual report on Form 20-F for the fiscal year ended March 31, 2002.

+++       Incorporated by reference from the report on Schedule 13D (No.
005-58285) filed by Liberty Media Corporation on July 22, 2002 in respect of OpenTV Corp. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

* Incorporated by reference from Amendment No. 1 to the registration statement on Form S-3 (No. 333-98817) filed by Liberty Media Corporation on September 16, 2002. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

**        Incorporated by reference from the registration statement on Form F-1
(No. 333-74227) filed by MIH Limited on November 3, 1999. Portions of some of these exhibits have been omitted pursuant to requests for confidential treatment.

                                                                                                                       EXHIBIT 8.1

                   NASPERS LIMITED'S SIGNIFICANT SUBSIDIARIES

          The following table presents each of Naspers Limited's significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers Limited as of March 31, 2003.


                                                       PERCENTAGE                                            COUNTRY OF
NAME OF SUBSIDIARY                                     OWNERSHIP(1)  BUSINESS                                INCORPORATION
------------------                                     ------------  --------                                -------------
SUBSCRIBER PLATFORMS
   MIH Investments (Proprietary) Limited............     100.00      Holding company                         South Africa
   MIH Holdings Limited.............................     100.00      Holding company                         South Africa
   MIH (BVI) Limited................................     100.00      Holding company                         British Virgin Islands
   MultiChoice Africa (Proprietary) Limited.........     100.00      Pay TV operator in South Africa         South Africa
   MultiChoice Africa Limited.......................     100.00      Pay TV operator in Sub Saharan Africa   Mauritius
   NetMed NV........................................      84.70      Holding company in the Mediterranean    The Netherlands
   NetMed Hellas SA.................................      84.70      Content provider in Greece              Greece
   MultiChoice Hellas SA............................      44.90      Pay TV operator in Greece               Greece
   MultiChoice Cyprus Limited.......................      29.90      Pay TV operator in Cyprus               Cyprus
   M-Web Holdings (Pty) Limited.....................     100.00      Internet content provider in Africa     South Africa
   M-Web (Thailand) Limited.........................     100.00      Internet service provider in Thailand   Thailand
   Internet Knowledge Service Centre Company Limited      62.50      Holding company in Thailand             Thailand
   M-Web China (BVI) Limited........................     100.00      Internet content provider in China      British Virgin Islands
   Tencent (BVI) Limited (Tencent)..................      46.50      Instant messaging platform in China     British Virgin Islands
TECHNOLOGY
   Irdeto Access BV.................................     100.00      Pay TV content protection technology    The Netherlands
   Entriq Inc.......................................     100.00      Media management and protection         United States of
                                                                     technology                              America
PRINT MEDIA
   Media24 Limited..................................     100.00      Print Media                             South Africa
   Paarl Media Holdings (Proprietary) Limited.......      73.68      Print Media                             South Africa
BOOK PUBLISHING
   Nasboek Limited..................................     100.00      Book publishing                         South Africa
PRIVATE EDUCATION
   Educor Limited...................................      93.50      Adult training and higher education     South Africa

___________

(1) The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

                                                                    EXHIBIT 12.1


                            SECTION 302 CERTIFICATION

I, KOOS BEKKER, CERTIFY THAT:

1.   I have reviewed this annual report on Form 20-F of Naspers Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: October 10, 2003

                                               /s/ Koos Bekker
                                               ------------------------------
                                               Name:  Koos Bekker
                                               Title: Chief Executive Officer

                                                                    EXHIBIT 12.2


                            SECTION 302 CERTIFICATION

I, STEVE PACAK, CERTIFY THAT:

1.   I have reviewed this annual report on Form 20-F of Naspers Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: October 10, 2003

                                             /s/ Steve Pacak
                                             -------------------------------
                                             Name:  Steve Pacak
                                             Title: Chief Financial Officer

                                                                    EXHIBIT 13.1


                            Certification Pursuant to

                             18 U.S.C. Section 1350

      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


          In connection with the Annual Report on Form 20-F of Naspers Limited, a company organized under the laws of the Republic of South Africa (the "Company") for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge , that:

          1.)   the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;
and

          2.)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

          The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

         Dated:                               /s/ Koos Bekker
                                              -------------------------------
                                               Koos Bekker
             October 10, 2003                  Chief Executive Officer

         Dated:                                /s/ Steve Pacak
                                               ------------------------------
                                               Steve Pacak
             October 10, 2003                  Chief Financial Officer

INDEX TO ANNUAL FINANCIAL STATEMENTS

NASPERS LIMITED AND SUBSIDIARIES CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2003

                                                                         PAGE

Statement of Responsibility by the Board of Directors                    F-2

Certificate by Company Secretary                                         F-2

Report of the Independent Auditors                                       F-3

Directors' Report to Shareholders                                        F-4

Consolidated Balance Sheets                                              F-7

Consolidated Income Statements                                           F-8

Consolidated Cash Flow Statements                                        F-9

Consolidated Statements of Changes in Shareholders' Equity               F-10

Notes to the Consolidated Annual Financial Statements                    F-11

Company Financial Statements                                             F-102

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS


The annual financial statements of the group and the company are the responsibility of the directors of Naspers Limited. In discharging this responsibility, they rely on the management of the group to prepare the annual financial statements presented on pages F-4 to F-108 in accordance with South African Statements of Generally Accepted Accounting Practice and to prepare a reconciliation of consolidated net income and consolidated shareholders' equity to their equivalents under accounting principles generally accepted in the United States of America. As such the statements include amounts based on judgments and estimates made by management. The information given is comprehensive and presented in a responsible manner.

The directors accept responsibility for the integrity and fair presentation of the annual financial statements and are satisfied that the systems and internal financial controls implemented by management are effective. The directors believe that the group has adequate resources to continue operations as a going concern in the foreseeable future, based on forecasts and available cash resources. The financial statements support the viability of the company and the group.

The independent auditing firm PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board, has audited the financial statements. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc.'s audit report is presented on page F-3.

The financial statements were approved by the board of directors on June 20, 2003 and are signed on its behalf by:

T VOSLOO
Chairman

JF MALHERBE
Vice-chairman





CERTIFICATE BY COMPANY SECRETARY

I, George Meiring Coetzee, being the company secretary of Naspers Limited, certify that the Company has, for the year under review, lodged all returns required of a public company with the Registrar of Companies, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

/s/: GM COETZEE
-------------------------
Company secretary
June 20, 2003

REPORT OF THE INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF NASPERS LIMITED

We have audited the consolidated balance sheets of Naspers Limited and its subsidiaries as at March 31, 2003 and 2002, and the related consolidated income statements, cash flow statements and statements of changes in shareholders' equity for each of the three years in the period ended March 31, 2003, set out on pages F-4 to F-108. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.



SCOPE

We conducted our audits in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes:

     o examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;

     o assessing the accounting principles used and significant estimates made by management; and

     o    evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.



AUDIT OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naspers Limited and its subsidiaries at March 31, 2003 and 2002 and the results of their operations, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2003 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.



US GAAP RECONCILIATION

Statements of Generally Accepted Accounting Practice in South Africa vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended March 31, 2003 and the determination of consolidated shareholders' equity at March 31, 2003 and 2002 to the extent summarized in
Note 40 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS INC.
Registered Accountants & Auditors
Chartered Accountants (SA)

Cape Town, South Africa
June 20, 2003

DIRECTORS' REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED MARCH 31, 2003


OPERATING RESULTS

During the past year, the group focused on improving margins in its established businesses and driving new ventures to profitability. Relatively few new opportunities were developed.

Over the past year:
o MIH Limited sold its interest in OpenTV. This transaction was accounted for as a discontinuing operation and a profit of R751 million was recorded. This profit includes the release of foreign currency translation reserves of R673 million.

o The group completed a reorganization in terms of which the minority interests in MIH Holdings Limited (MIHH) and MIH Limited (MIHL) were exchanged for Class N ordinary shares. The process concluded with the secondary listing of Naspers on the Nasdaq National Market. Goodwill of Rand 1,8 billion and other intangible assets, including brand names and patents, of Rand 0,5 billion were created on the balance sheet.

Conditions in most markets in which the group operates remain tough. In this environment, our focus on improving margins in our mature businesses, and driving new ventures to profitability, resulted in operating profit before amortization and impairment growing to Rand 527 million in the current year.

The income statement reflects an amortization charge of Rand 342 million. Rand 276 million relates to the amortization of goodwill and Rand 66 million to the amortization of other intangible assets.

The impairment of programming rights of Rand 155 million relates to pre-payments to certain Greek football teams to broadcast their matches in the future. Given the confused state of Greek football, this may not be recoverable and, as reported at the interim stage, the board believes it prudent to provide for.

Finance costs at Rand 223 million were lower than last year, partially due to lower levels of borrowing in the Group. The stronger Rand, over which the group has no influence, resulted in favorable translation gains that reduced finance costs by Rand 214 million (2002: Rand 25 million).

Whilst a firmer Rand will be of benefit to South African units, which have foreign currency input costs, the group follows a policy of covering forward its expenses denominated in foreign currency, which will dampen the beneficial impact. The stronger currency also resulted in our foreign earnings translating into fewer Rands.

Exceptional items total Rand 61 million. This is comprised mainly of a profit of Rand 121 million on the sale and revaluation of Liberty Media Corporation shares and a charge of Rand 67 million for the group's share in SuperSport's impairment of its MIHL shares.

The tax charge of Rand 159 million includes a once-off net credit of Rand 118 million relating to the creation of a deferred tax asset in a group company.

Cash generated from continuing operations amounted to Rand 1.4 billion.

On March 31, 2003, the group had net consolidated cash resources of Rand 2.1 billion and interest-bearing liabilities of Rand 1.0 billion, excluding capitalized satellite and other transmission equipment leases.

Headline earnings per N ordinary share from continuing operations amounted to 1 cent, compared to a loss of 162 cents last year.

A segmental analysis reflecting the revenues and results per individual business segment appears on page F-62 of the annual report.

NATURE OF BUSINESS

Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries (collectively, the Group) are the operation of pay television and internet subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted through subsidiaries, joint ventures and associated companies primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, and the Netherlands. The Group disposed of its interest in OpenTV during the year, with operations in the United States of America.

SHARE CAPITAL

The authorized share capital at March 31, 2003 was:

1,250,000 Class A ordinary shares of Rand 20 each
500,000,000 Class N ordinary shares of 2 cents each

A total of 140,526,915 Class N ordinary shares was issued during the year, relating to the following transactions:

38,263,345 Class N ordinary shares were issued to acquire the minority interests of MIH Holdings Limited.

98,803,261 Class N ordinary shares were issued to acquire the minority interests of MIH Limited.

3,460,309 Class N ordinary shares were issued to the Naspers Share Incentive Trust.

The issued share capital at March 31, 2003 was:

712,131 A ordinary shares of Rand 20 each                     Rand 14,242,620
296,816,639 N ordinary shares of 2 cents each                 Rand  5,936,333


PROPERTY, PLANT AND EQUIPMENT

At March 31, 2003 the group's investment in property, plant and equipment amounted to Rand 3,592 million, compared with Rand 4,502 million last year. Details are reflected in note 4 of the annual financial statements.

Capital commitments at March 31, 2003 amounted to Rand 110 million (2002: Rand 89 million).


DIVIDENDS

The board recommends that a dividend of 30 cents per N ordinary share be declared (2002: 25c) and six cents per A ordinary share (2002: five cents).


GROUP

Naspers Limited is not a subsidiary of any other company. The name, country of incorporation and effective financial percentage interest of the holding company in each of Naspers group's principal subsidiaries are disclosed on page F-27 of this report. All subsidiaries and material associated companies and joint ventures share the same financial year-end as the holding company, except for United Broadcasting Corporation Public Company Limited, which has a December 31, year-end. The holding company's interest in the aggregate amount of income after tax earned by subsidiaries totaled Rand 220.5 million (2002:
Rand 88.6 million) and its interest in the aggregate losses after tax amounted to Rand 138.6 million (2002: Rand 1,979.8 million).

Details relating to significant acquisitions and divestitures in the group are highlighted in note 3 to the annual financial statements.


DIRECTORS, SECRETARY AND AUDITORS

Prof MJ de Vries passed away on July 5, 2002. Prof HSS Willemse was appointed to the board of directors on August 30, 2002, representing the Welkom Debenture Scheme. Directors' shareholdings in the issued share capital of the company are disclosed in note 13 to the annual financial statements.

PricewaterhouseCoopers Inc. will continue in office as auditors in accordance with section 270(2) of the South African Companies Act, 1973.


BORROWINGS

The Company has unlimited borrowing powers in terms of its Articles of Association.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003, Media24 Limited acquired, in terms of a put option agreement with the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited, for a purchase consideration of Rand 95 million in cash. This will increase Media24's effective financial interest in Paarl Media to 84.21%. This acquisition is not expected to have a material impact on the group's financial results.

NetMed NV announced subsequent to March 31, 2003, that subject to the fulfillment of certain conditions precedent, it had reached an agreement with Teletypos SA, in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately Euro 6.6 million in cash and a 12.5% equity interest in NetMed NV.

Signed on behalf of the board:

/s/: T VOSLOO
------------------------
Chairman


/s/: JP BEKKER
------------------------
Managing director

June 20, 2003

CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2003 AND 2002


                                                     NOTES                  2003               2002
                                                                           R'000              R'000
                                                                  ----------------------------------
 ASSETS
NON-CURRENT ASSETS
     Property, plant and equipment                     4               3,592,251         4,502,207
     Goodwill and other intangible assets              5               2,224,935         3,614,008
     Investments and loans                             6                 733,460           644,006
     Marketable debt and equity securities             7                       -           779,770
     Programme and film rights                         8                 227,295           508,747
     Deferred taxation                                 9                 126,114            58,821
                                                                 ----------------   ---------------
          Total non-current assets                                     6,904,055        10,107,559
                                                                 ----------------   ---------------

CURRENT ASSETS
     Inventory                                        10                 412,580           483,922
     Programme and film rights                         8                 403,973           436,202
     Accounts receivable                              11               1,151,823         1,534,884
     Other receivables                                12                 324,667           605,054
     Amounts owing by related parties                 13                  38,070            36,624
     Marketable debt and equity securities             7                 152,559           442,841
     Cash and cash deposits                                            2,792,117         2,998,503
                                                                 ----------------   ---------------
          Total current assets                                         5,275,789         6,538,030
                                                                 ================   ===============
     TOTAL ASSETS                                                     12,179,844        16,645,589
                                                                 ----------------   ---------------

                             EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
     Share capital and premium                        14               4,520,883         1,857,104
     Non-distributable reserves                                          118,744           946,548
     Distributable reserves                           15              (1,128,533)       (1,417,236)
                                                                 ----------------   ---------------
          Total shareholders' equity                                   3,511,094         1,386,416
                                                                 ----------------   ---------------

MINORITY INTEREST                                                        300,842         4,364,117

COMMITMENTS AND CONTINGENCIES                         20                       -                 -

NON-CURRENT LIABILITIES
     Post-retirement medical liability                16                 146,256           125,843
     Long-term liabilities
        Capitalised finance leases                    17               2,277,153         3,031,373
        Interest-bearing loans                        17                 412,372         1,528,095
        Programme and film rights                     17                 157,508           302,287
        Non-interest-bearing loans                    17                  33,214            62,383
     Deferred taxation                                 9                  70,671            67,365
                                                                 ----------------   ---------------
          TOTAL NON-CURRENT LIABILITIES                                3,097,174         5,117,346
                                                                 ----------------   ---------------

CURRENT LIABILITIES
     Current portion of long-term liabilities         17               1,246,645           849,825
     Provisions                                       18                  60,062           170,944
     Accounts payable                                                    944,296         1,011,184
     Accrued expenses and other current liabilities   19               1,923,762         2,346,839
     Amounts owing to related parties                 13                 259,171           156,686
     Taxation                                                            222,664           125,681
     Bank overdrafts and short-term loans                                614,134         1,116,551
                                                                 ----------------   ---------------
          Total current liabilities                                    5,270,734         5,777,710
                                                                 ----------------   ---------------
                                                                 ----------------   ---------------
     TOTAL EQUITY AND LIABILITIES                                     12,179,844        16,645,589
                                                                 ----------------   ---------------

     Net asset value per N ordinary share (cents)                          1,360               936


The accompanying notes are an integral part of these consolidated annual financial statements.

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001


                                                            NOTES                2003               2002               2001
                                                                                R'000              R'000              R'000
                                                                       -----------------------------------------------------
REVENUE                                                       21           11,186,719          9,836,609          8,265,650
     Cost of providing services and sale of goods                          (6,443,877)        (5,786,549)        (4,894,055)
     Selling, general and administration expenses                          (3,551,248)        (3,340,884)        (3,191,732)
                                                                       ---------------   ----------------   ----------------
EARNINGS BEFORE INTEREST, TAXATION
DEPRECIATION, AMORTIZATION AND IMPAIRMENT                                   1,191,594            709,176            179,863
     Depreciation of property, plant and equipment                           (664,116)          (636,158)          (464,021)
                                                                       ---------------   ----------------   ----------------
OPERATING PROFIT/(LOSS) BEFORE AMORTIZATION AND IMPAIRMENT                    527,478             73,018           (284,158)
     Amortization of goodwill and other intangible assets                    (341,893)          (373,434)           (43,829)
     Impairment of programme rights                                          (155,316)                 -                  -
                                                                       ---------------   ----------------   ----------------
OPERATING PROFIT/(LOSS)                                       22               30,269           (300,416)          (327,987)
     Net finance costs                                        23             (222,954)          (411,745)          (301,487)
     Income from investments                                  24                   20              3,831                797
     Share of equity-accounted results                        25              168,496            157,265            (59,743)
     Exceptional items                                        26               61,300              5,062            815,335
                                                                       ---------------   ----------------   ----------------
PROFIT/(LOSS) BEFORE TAXATION                                                  37,131           (546,003)           126,915
     Taxation                                                 27             (159,645)          (147,814)          (158,344)
                                                                       ---------------   ----------------   ----------------
LOSS AFTER TAXATION                                                          (122,514)          (693,817)           (31,429)
     Minority interest                                                       (161,793)           328,128            183,531
                                                                       ---------------   ----------------   ----------------
NET (LOSS)/INCOME FROM CONTINUING OPERATIONS                                 (284,307)          (365,689)           152,102
     (Loss)/profit from discontinuing operations              28             (140,810)          (605,313)           847,826
     Profit/(loss) arising on discontinuance of operations    28              750,878           (952,248)                 -
                                                                       ---------------   ----------------   ----------------
NET INCOME/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS                                325,761         (1,923,250)           999,928
                                                                       ---------------   ----------------   ----------------

Earnings/(loss) per N ordinary share (cents)
     - basic                                                  29                  185             (1,320)               715
     - fully diluted                                          29                  185             (1,320)               679
Headline loss per N ordinary share (cents)                    29                  (19)              (313)              (346)
Dividend per A ordinary share (cents)                                               5                  -                  -
Dividend per N ordinary share (cents)                                              25                 24                 24
Proposed dividend per A ordinary share (cents)                                      6                  -                  -
Proposed dividend per N ordinary share (cents)                                     30                  -                  -


The accompanying notes are an integral part of these annual consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001


                                                            Notes                2003               2002               2001
                                                                                R'000              R'000              R'000
                                                                       -----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash from/(utilized in) activities                            30            1,943,045            703,904            (89,355)
Investment income received                                                         20              3,831                796
Dividends received from equity accounted companies                             49,148             40,609             33,417
                                                                       ---------------   ----------------   ----------------
Cash generated from/(utilized in) operating activities                      1,992,213            748,344            (55,142)
Finance cost paid                                                            (516,954)          (488,106)          (218,139)
Taxation paid                                                                 (69,314)           (32,315)           (58,757)
Dividends paid                                                                (37,058)           (35,514)           (33,576)
Dividends paid to minority shareholders                                       (25,948)            (2,660)                 -
Cash utilized in discontinuing operations                                    (277,049)          (573,991)          (432,457)
                                                                       ---------------   ----------------   ----------------
        Net cash from/(utilized in) operating activities                    1,065,890           (384,242)          (798,071)
                                                                       ---------------   ----------------   ----------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Property, plant and equipment acquired                                       (492,135)          (551,557)          (668,294)
Proceeds from disposal of property, plant and equipment                        63,583             85,817             57,905
Additional investment in existing subsidiaries                                (50,198)          (122,241)           (21,908)
Acquisition of subsidiaries                                   31                    -           (416,434)           101,430
Disposal of subsidiaries                                      32             (566,409)           (20,122)            35,882
Net investment in associated and other companies                              132,243            (90,669)          (511,543)
Investment in intangible assets                                               (63,845)           (15,028)           (56,436)
Short-term marketable debt and equity instruments sold                      1,210,497             42,279            401,008
                                                                       ---------------   ----------------   ----------------
        Net cash from/(used in) investment activities                         233,736         (1,087,955)          (661,956)
                                                                       ---------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments)/advances of long-term loans and liabilities                 (520,088)           754,024             14,045
Repayments of capitalised lease liabilities                                  (191,258)          (227,519)          (104,654)
Increase in short-term loans                                                   60,098             13,351             51,299
Issue of shares: capital and premium                                                -             84,512                  -
Contributions by minority shareholders                                         14,956            194,496          1,434,887
                                                                       ---------------   ----------------   ----------------
        Net cash (used in)/from financing activities                         (636,292)           818,864          1,395,577
                                                                       ---------------   ----------------   ----------------

Net increase/(decrease) in cash and cash equivalents                          663,334           (653,333)           (64,450)
Forex translation adjustments on cash and cash equivalents                   (367,303)           541,725            403,742
Cash and cash equivalents at beginning of the year                          1,881,952          1,993,560          1,654,268
                                                                       ---------------   ----------------   ----------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                  33            2,177,983          1,881,952          1,993,560
                                                                       ---------------   ----------------   ----------------


The accompanying notes are an integral part of these annual consolidated financial statements

The principal non-cash transactions are the issue of shares as consideration for business acquisitions (note 3) and the acquisition of property, plant and equipment using finance leases (note 4).

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001


                                                                                 NON-DISTRIBUTABLE RESERVES
                                                                                 ----------------------------

                                                                                                   FOREIGN
                                       SHARE CAPITAL AND PREMIUM                                  CURRENCY
                                       ---------------------------  DISTRIBUTABLE                TRANSLATION
                                         CLASS A       CLASS N       RESERVES       OTHER          RESERVE        TOTAL
                                           R'000         R'000         R'000         R'000          R'000          R'000
                                       ------------------------------------------------------------------------------------
BALANCE APRIL 1, 2000                        14,243     1,611,768      (495,566)        1,523         48,598     1,180,566
Foreign currency translation                      -             -             -             -        341,287       341,287
Treasury shares movement                          -           926             -             -              -           926
Adjustments to prior year goodwill                -             -        54,895             -              -        54,895
Capital contribution by minorities                -             -         8,639             -              -         8,639
Net attributable income                           -             -       999,928             -              -       999,928
Dividends                                         -             -       (33,576)            -              -       (33,576)
                                       ------------- ------------- ------------- ------------- -------------- -------------
BALANCE MARCH 31, 2001                       14,243     1,612,694       534,320         1,523        389,885     2,552,665
Foreign currency translation                      -             -             -             -        556,663       556,663
Share capital and premium issued                  -       227,583             -             -              -       227,583
Treasury shares movement                          -         2,584             -             -              -         2,584
Adjustments to prior year goodwill                -             -         8,345             -              -         8,345
Transfer between reserves                         -             -         1,523        (1,523)             -             -
Net attributable loss                             -             -    (1,923,250)            -              -    (1,923,250)
Dividends                                         -             -       (38,174)            -              -       (38,174)

                                       ------------- ------------- ------------- ------------- -------------- -------------
BALANCE MARCH 31, 2002                       14,243     1,842,861    (1,417,236)            -        946,548     1,386,416
Foreign currency translation                      -             -             -             -       (827,804)     (827,804)
Share capital and premium issued                  -     3,394,606             -             -              -     3,394,606
Treasury shares movement                          -      (730,827)            -             -              -      (730,827)
Net attributable income                           -             -       325,761             -              -       325,761
Dividends                                         -             -       (37,058)            -              -       (37,058)

                                       ------------- ------------- ------------- ------------- -------------- -------------
BALANCE MARCH 31, 2003                       14,243     4,506,640    (1,128,533)            -        118,744     3,511,094
                                       ------------- ------------- ------------- ------------- -------------- -------------

     The accompanying notes are an integral part of these consolidated annual financial statements

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries (collectively, the group) are the operation of pay television and internet subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted through subsidiaries, joint ventures and associated companies primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, and the Netherlands. The group disposed of its interest in OpenTV during the year, with operations in the United States of America.

2.   PRINCIPAL ACCOUNTING POLICIES

     The consolidated annual financial statements of the Naspers group are presented in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice (SA GAAP). The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of certain trading assets and liabilities to fair value.

     The group has adopted the South African rand as its reporting currency. However, the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

     The preparation of the consolidated annual financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. Actual results ultimately may differ from those estimates.

     The accounting policies used in the preparation of the consolidated annual financial statements are consistent in all material aspects with those applied during the year ended March 31, 2002. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

     (a)   Basis of consolidation

     Subsidiaries

     The consolidated annual financial statements include the results of Naspers Limited and all its material subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or presently convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal.

     All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and in the consolidated results of the group are shown separately in the consolidated balance sheet and consolidated income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognized by the group only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. If the subsidiary subsequently turns profitable, the group recognizes all such profits until the minority shareholders' share of losses previously absorbed by the group has been recovered.

     Acquisitions of subsidiaries are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed is allocated to acquired identifiable tangible assets, identifiable intangible assets and goodwill, and amortized over the period that the group expects to derive benefits from these assets.

     Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

     ASSOCIATED COMPANIES

     Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the group generally has between 20% and 50% of the voting rights, and over which the group exercises significant influence, but which it does not control.

     Equity accounting involves recognizing in the income statement the group's share of the associate's post-acquisition results before taxation, exceptional items and dividends. The group's share in the associate's taxation and exceptional items is included in the taxation and exceptional items of the group, respectively. The group's share of post-acquisition movements in reserves is accounted for in reserves. The group's interest in the associate is carried in the balance sheet at cost, adjusted for changes in the group's share in the post-acquisition net assets, and inclusive of goodwill and other intangible assets recognized on successive acquisitions. Where the group's share of losses exceeds the carrying amount of its investment, the carrying amount is reduced to nil and no further losses are recognized, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate. Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates.

     JOINT VENTURES

     Companies in respect of which the group exercises joint control are accounted for under the equity method, with the group's interest in post-acquisition results recognized in the income statement. The group's interest in joint ventures is carried in the balance sheet at cost, adjusted for changes in the group's share of the post-acquisition net assets of the entity, and inclusive of goodwill and other intangible assets recognized on successive acquisitions.

     GOODWILL

     Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions occurring on or after April, 1 2000 is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life. Goodwill on acquisitions that occurred prior to April, 1 2000 was charged in full to retained earnings. In accordance with the transitional provisions of AC131, goodwill that arose prior to April, 1 2000 has not been capitalized and amortized retrospectively. Goodwill previously charged to retained earnings is not included in the gain or loss on sale calculation when the entity to which the goodwill arose is subsequently disposed.

     Goodwill is amortized using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. Goodwill is amortized over periods ranging from 3 to 20 years. The goodwill arising on certain acquisitions has been determined by management to have an indefinite life, however based on current guidance under SA GAAP, the goodwill on these transactions has been amortized over the maximum period of 20 years. The carrying value of goodwill is reviewed at each balance sheet date and written down for impairment where the carrying amount exceeds the recoverable amount.

     INVESTMENTS

     Non-current investments are stated at cost, less amounts written off as permanent diminution in the value of such investments. Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on the fair value of the asset given up. The directors' valuation of unlisted investments is calculated on either a yield basis or net asset basis, depending on the nature of the assets.

     Long-term private equity investments are stated at cost, as the group does not have the ability to exercise significant influence over their operations. The carrying value of these investments is reviewed periodically when events or circumstances warrant such a review. When the carrying value is considered permanently impaired, a loss is recognized in the income statement based on the amount by which the carrying value exceeds the fair value of the asset.

     Marketable debt and equity securities are stated at market value, calculated by reference to a stock exchange quoted selling price at the close of business on the balance sheet date. Changes in the carrying amount of marketable debt and equity securities are reflected in the income statement.

(b)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, being the cost to prepare the assets for their intended use, less accumulated depreciation. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset's estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

     Fixed property:                 Factory buildings            25 years
                                     Other buildings              50 years
     Printing presses                                             20 years
     Production equipment                                         15 years
     Office equipment                                              8 years
     Computer equipment:             Manufacturing                 5 years
                                     Office                        3 years
     Furniture                                                    10 years
     Vehicles                                                      5 years
     Set-top boxes                                                 2 years
     Transponders and transmitters                           10 - 12 years

     Major leasehold improvements are amortized over the shorter of their respective lease periods and estimated useful economic life. Property, plant and equipment are reviewed periodically to assess whether or not the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

     Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

     Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the group. Major renovations are depreciated over the remaining useful life of the related asset.

(c)  LEASED ASSETS

     Leases of property, plant and equipment are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalized at the estimated present value of the underlying minimum lease payments, with the related lease obligation recognized at the same value. Capitalized leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement. The amounts of interest expense and capital repayment on finance lease payments are allocated, using the effective interest rate method.

     Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals are charged against operating profit on a straight-line basis over the period of the lease.

(d)  OTHER INTANGIBLE ASSETS

     Patents, brand names, trademarks, title rights and other similar intangible assets acquired on or after April, 1 2000 are capitalized at cost and amortized using the straight-line method over their useful lives, not exceeding 20 years. Some intangible assets have been determined by management to have an indefinite life, however based on current guidance under SA GAAP, these assets have been amortized over the maximum period of 20 years. Patents, brand names, trademarks, title rights and other similar intangible assets acquired before April, 1 2000 were written off against distributable reserves as they were acquired. Other intangible assets acquired before April, 1 2000 have not been retroactively capitalized and amortized, as allowed by the transitional provisions of AC129. Other intangible assets previously charged to retained earnings are not included in the gain or loss calculation when the entity to which the other intangible assets arose is subsequently disposed. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. The following amortization periods are used:

            Patents                                      5 years
            Title rights                                 8 years
            Brand names & trademarks                    20 years
            Intellectual property rights             3 - 5 years

     No value is attributed to internally developed trademarks or similar rights and assets. Costs incurred on these items, whether purchased or created by the group, are charged to the income statement in the period in which they are incurred.

(e)  PROGRAMME AND FILM RIGHTS

     Purchased programme and film rights are stated at acquisition costs less accumulated amortization. Licenses are recorded as assets and liabilities for rights acquired, and obligations incurred under license agreements when the license period begins and the cost of each programme is known or reasonably determinable. Sports rights are written off upon initially showing the event whereas general entertainment and films are amortized on a straight-line basis over the duration of the license or based on broadcasts where the number of showings is restricted. Amortization of programme and film rights is included in cost of providing services and sale of goods. The costs of in-house programmes are expensed as incurred.

(f)  IMPAIRMENT OF ASSETS

     The group periodically evaluates the carrying value of assets to be held and used, including goodwill and other intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Indicators, which could trigger an impairment review include, but are not limited to, significant underperformance relative to expectations based on historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the group's overall business, significant negative industry or economic trends, a significant and sustained decline in an investment's share price or market capitalization relative to its net book value.

     An impairment loss is recognized in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset's recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

     An impairment loss recognized for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized in prior years. The reversal of such an impairment loss is recognized in the income statement in the same line item as the original impairment charge.

(g)  DEVELOPMENT ACTIVITIES

     Research and development costs

     Research and development costs are charged against operating profit as the expenditure is incurred.

     SOFTWARE DEVELOPMENT COSTS

     Generally, costs associated with developing computer software programmes for the group's own use are recognized as an expense as incurred. However, expenditure that enhances or extends the benefits of acquired computer software programmes beyond their original specifications or estimated useful lives is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

     Software development cost for products of the technology segment are capitalized, beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

     WEBSITE DEVELOPMENT COSTS

     Website development costs are capitalized as intangible assets if the necessary recognition criteria for capitalization can be met, otherwise it is charged against operating profit as the expenditure is incurred.

(h)  INVENTORY

     Inventory is stated at the lower of cost or net realizable value. The cost of inventory is determined by means of the first-in-first-out basis (FIFO). The cost of finished products and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes finance costs. Net realizable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(i)  TRADE RECEIVABLES

     Trade receivables are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year in which they are identified.

(j)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.

(k)  PROVISIONS

     Provisions are recognized when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

     The Group recognizes the estimated liability on all products still under warranty at the balance sheet date. The group recognizes a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Restructuring provisions are recognized in the period in which the group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the group are not provided in advance.

(l)  TAXATION

     TAXATION RATES

     The normal South African company tax rate used was 30%.
     Secondary tax on companies (STC) was calculated at 12.5%.
     International tax rates vary from jurisdiction to jurisdiction.

     DEFERRED TAXATION

     Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred taxation.

     Using this method, the group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.

     The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses and timing differences can be utilized.

     SECONDARY TAX ON COMPANIES (STC)

     Dividends declared are subject to STC, but are reduced by dividends received during the dividend cycle in determining the STC liability. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The excess dividends received are carried forward to the next dividend cycle and are disclosed as STC credits in the taxation note. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid.

(m)  FOREIGN CURRENCIES

     Income statements of foreign subsidiaries regarded as foreign entities are translated to South African rand at average exchange rates for the year and the balance sheets are translated at the year-end exchange rates ruling on 31 March. Exchange differences arising from the translation of such entities are recognized as a non-distributable reserve. On disposal of such entities, the translation differences are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

     Foreign currency transactions in the group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the income statement. Monetary assets and liabilities are translated at year-end exchange rates.

(n)  FINANCIAL INSTRUMENTS

     Financial instruments carried on the balance sheet include cash and bank balances, marketable debt and equity securities, investments, receivables, payables, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

     The group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments, which mainly comprise foreign exchange contracts and interest rate swap agreements, are not recognized in the financial statements on inception. Foreign exchange contracts protect the group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Interest rate swap agreements protect the group from movements in interest rates.

(o)  REVENUE RECOGNITION

     PRODUCT SALES

     Sales are recognized upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.

     SUBSCRIPTION FEES

     Subscription fees are earned over the period of providing services.

     ADVERTISING REVENUES

     Advertising revenues are recognized upon showing or publication over the period of the advertising contract.

     TECHNOLOGY CONTRACTS AND LICENSING

     For contracts with multiple obligations (e.g. maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue from product licenses are recognized when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the group has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognized ratably over the period during which the maintenance is to be provided. That period generally commences on the date that the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The group recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates ratably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the group recognizes revenue as the related services are performed.

     For product licenses sold with integration services, the group recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months' duration is recognized based on the completed contract method and for longer-term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined.

     Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. These services include strategic interactive television consulting; middleware porting and integration services for set-top box manufacturers and chip-set vendors; network customization and field validation test services; customization of core applications or integration testing of third-party applications; client-specific solution centers; customization and implementation services for deploying HTML engine and browsers to set-top boxes and internet devices; and content transformation and training. Revenue is generally recognized based on the percentage of completion method, provided there is insignificant amounts of risk associated with customer acceptance. Revenue earned from professional services that possess significant customer acceptance risk is recognized based on the completed contract method. The types of arrangements that involve significant customer acceptance risk include services that involve significant production, modification or customization of software. Since SA GAAP does not contain specific guidance for recognizing revenue on technically-based professional services, under these arrangements, the arrangements are accounted for in conformity with specific accounting guidance in the United States including ARB No 45, using the relevant guidance in SOP 81-1, as guided by SOP 97-2. In cases where services do not involve such significant production, modification or customization of software, then service revenue is recognized separately from the software license revenue and is recognized as the services are being performed, as required by SOP 97-2.

     The group enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognized as the network operator reports to the group its revenue share, which is generally done on a quarterly basis. Under arrangements where the group has committed to deliver unspecified future applications, the revenue earned on the delivered applications is recognized on a subscription basis over the term of the arrangement.

     INSTANT MESSAGING REVENUE

     Instant messaging revenue represents the group's share of the revenues from activities related to instant messaging services (IMS) which comprise value-added services and other related products to mobile phone and computer users generated under a number of co-operative arrangements with several mobile phone operators. IMS revenue is recognized primarily based on monthly statements received from those operators. The revenue is recognized net of the mobile phone operators' share of revenue and estimated uncollectible amounts, comprising operators' transmission and billing problems related to technical difficulties, because the group considers those operators to be the primary obligators in the information transmission and delivery process which is a critical and integral part of the group's wireless value-added services.

     TUITION FEES

     Tuition fees are non-refundable and are recognized on a straight-line basis over the term of the applicable course.

     INTEREST INCOME

     Interest is accrued on a time-proportion basis, recognizing the effective yield on the underlying assets.

     DIVIDEND INCOME

     Dividends are recognized when the right to receive payment is established.

(p)  EMPLOYEE BENEFITS

     RETIREMENT BENEFITS

     The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group's contributions to retirement funds are recognized as an expense when the employees render the related service.

     MEDICAL AID BENEFITS

     The group's contributions to medical aid benefit funds for employees are recognized as an expense in the period during which the employees render services to the group.

     POST-RETIREMENT MEDICAL AID BENEFIT

     Some group companies provide post-retirement health-care benefits to their retirees. The entitlement to post-retirement health-care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out valuations of these obligations. All actuarial gains and losses are recognized immediately in the income statement. The actuarial valuation method used to value the obligations is the Projected Unit Credit Method. Future benefits valued are projected using specific actuarial assumptions and the liability to in-service members is accrued over expected working lifetime. These obligations are unfunded.

(q)  EQUITY COMPENSATION BENEFITS

     No compensation cost is recognized for options or shares granted to employees from share incentive plans.

(r)  SEGMENT REPORTING

     The primary segmental reporting has been prepared based on the group's method of internal reporting, which disaggregates its business by service or product and includes all businesses over which the group exercises control. The secondary segmental reporting has been prepared on a geographical basis.

(s)  DISCONTINUING OPERATIONS

     A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.

(t)  ADVERTISING EXPENSES

     Advertising expenses are expensed in the financial period in which they are incurred.

(u)  TREASURY SHARES

     Where subsidiaries of Naspers hold shares in the company's equity share capital, the consideration paid including any attributable incremental external costs is deducted from total shareholders' equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares.

(v)  EXCEPTIONAL ITEMS

     The group's policy is to show separately, as exceptional items, certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group's performance and to make comparisons of operating margins more meaningful.

(w)  RECENTLY ISSUED ACCOUNTING STANDARDS

     The South African Institute of Chartered Accountants (SAICA) published AC133, "Financial Instruments - Recognition and Measurement", which is effective for the year ending March 31, 2004. AC133 establishes standards for recognizing, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. Changes in the fair value of derivative instruments will either be recognized in earnings as offsets to the change in fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of shareholders' equity until the hedged transactions occur and are recognized in earnings. The group is in the process of evaluating the impact of AC133 on opening reserves as at April, 1 2003. The estimated impact is expected to be a charge of between Rand 400.0 million and Rand 450.0 million.

3.   SIGNIFICANT ACQUISITIONS AND DIVESTITURES

     FINANCIAL YEAR ENDED MARCH 31, 2003:

     In August 2002, MIH Limited (MIHL) sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million (U.S. $46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (U.S. $17 million) and MultiChoice Africa, a subsidiary of MIHL, paid Rand 47.7 million (U.S. $4.5 million) to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. OpenTV's results have been included in Naspers' financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations.

     In December 2002 a merger agreement was concluded in terms of which MIHL merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL's outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL A ordinary share. The group further concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of the group. The total purchase consideration of R3 376,2 million (including expenses of R52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,080.6 million), intangible net assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,329.3 million to subsidiaries and Rand 472.7 million to associated companies and joint ventures). The intangible assets and goodwill are to be amortized over their estimated useful lives. The goodwill is mainly attributable to synergies between the various media businesses and the dominant market position of certain business units within the group.

     Subsequent to March 31, 2003, Media24 Limited acquired, in terms of a put option agreement with the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited, for a purchase consideration of Rand 95 million in cash. This will increase Media24's effective financial interest in Paarl Media to 84.21%.

     FINANCIAL YEAR ENDED MARCH 31, 2002:

     In April 2001 the group concluded an agreement in terms of which Paarl Print (Pty) Limited was acquired for approximately Rand 63 million. This business, which specializes in printing high quality flat sheet magazines, pamphlets and labels, was merged with Media24 Limited's NBD division, the group's book printing division, and now forms part of the group's printing entity, Paarl Media Holdings (Pty) Limited.

     In May 2001 the group acquired a 46.5% stake in Tencent (BVI) Limited, which is the operator of QQ Limited, an instant-messaging platform in China, for a purchase consideration (including costs directly attributable to the acquisition) of Rand 266.0 million, settled in cash. Subsequent to this acquisition, the group made additional cash funding of Rand 8.0 million, in proportion to its shareholding. The purchase consideration was allocated to net tangible assets acquired of Rand 32.8 million and goodwill of Rand 241.2 million, which will be amortized over its estimated useful life of three years.

     During May 2001 the group acquired an additional 47.92% interest in Educor Limited, the group's private education subsidiary. This took the group's interest to 93.5% after the transaction. The acquisition was made as part of a section 311 scheme of arrangement in terms of the South African Companies Act, 1973. The purchase consideration amounted to Rand
     86.6 million and was settled in a combination of Class N ordinary shares and cash. Educor was subsequently delisted from The JSE Securities Exchange SA.

     In June 2001 OpenTV Corp. (OpenTV), acquired a 100% interest in Static 2358 Limited (Static), a privately-held leading interactive TV (iTV) media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and option-holders received an aggregate of 2,719,048 Class A ordinary shares with a value of Rand 307.2 million at the acquisition date, and approximately Rand 102.1 million in cash. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static earned an additional consideration of 626,872 Class A ordinary shares which were issued in early 2002. Additional goodwill of Rand 29.8 million was recorded based on the fair value of the shares at the date of issuance. The total purchase consideration (including expenses of Rand 12.1 million) was allocated based upon an appraisal, as follows: net liabilities (Rand 44.2 million), intangible net assets other than goodwill (Rand 132.8 million) and goodwill (Rand 357.4 million). The other intangible assets are to be amortized over their estimated useful lives of three years and goodwill will be amortized over its useful life of five years. The issue of shares by OpenTV to acquire Static gave rise to a dilution loss of Rand 131.2 million.

     During July 2001 the group disposed of its 100% interest in A-1 Net Holdings Limited (A-1 Net) and its wholly-owned subsidiary, M-Web Online Company Limited, for a consideration of Rand 8.2 million, resulting in a loss on disposal of Rand 47.7 million.

     During July 2001 the group reduced its 40% interest to 15% in its joint venture, SOE International SA (SOE), which also owns AEK PAE and Basic Hellas SA. A net profit on disposal of Rand 30.4 million was recorded. The group continues to have a 15% non-funding investment in AEK PAE. This interest has been accounted for using the equity method up until the date of disposal and as an investment at cost thereafter as the group no longer exercises any significant influence over its operations.

     In July 2001 the Group concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire an additional 18.59% interest in M-Web Holdings Limited, the group's on-line service provider in South Africa. The transaction was conducted at an exchange ratio of 15 M-Web shares for each Class N ordinary share consideration. A total of 4,690,450 Class N ordinary shares were issued. M-Web was subsequently delisted from the JSE Securities Exchange SA.

     In October 2001 the group's subsidiary NetMed NV issued 622 Class E ordinary shares to Antenna TV SA for a total consideration of Rand 115.9 million (representing a 5% interest in NetMed NV). Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a dilution gain of Rand 100.4 million.

     During December 2001 the Group disposed of its 100% interest in Eefoo.com
     (BVI) Limited, which owns a 52.5% equity interest in Shanghai Eefoo Network Technology Development Company Limited. This investment was disposed of for a cash consideration of Rand 3.0 million resulting in a loss on disposal of Rand 29.4 million.

     During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc., resulting in a net profit on disposal of Rand
     22.7 million.

     During March 2002 the Group disposed of its 10% interest in 21 Vianet Inc. for a consideration of Rand 11.4 million, resulting in a loss on disposal of Rand 42.8 million.

     MultiChoice Egypt was liquidated with effect from March 31, 2002. The remaining assets of MultiChoice Egypt were sold to Cable Network Egypt
     (CNE) in consideration for shares issued to MultiChoice Africa by CNE. This increased the group's ownership of CNE from 10.5% to 16.5%.

     FINANCIAL YEAR ENDED MARCH 31, 2001:

     In March 2000, OpenTV signed a definitive agreement with Spyglass, Inc. to acquire all of Spyglass's outstanding common stock in a stock-for-stock transaction. The merger was consummated in July 2000. Spyglass shareholders received 0.7236 of one OpenTV Class A ordinary share in exchange for each share of Spyglass common stock, resulting in an aggregate of approximately
     12.7 million Class A ordinary shares being issued in the transaction. OpenTV also reserved approximately 2,5 million additional Class A ordinary shares for issuance upon the exercise of stock options and warrants of Spyglass that were assumed by OpenTV in the merger. As at December 31, 2002, 1,110,640 Class A ordinary shares remained reserved for issuance under the assumed options plans. The decrease was due to stock option exercises and cancellations arising from termination of employment. The goodwill arising on this transaction amounted to Rand 5.5 billion, which will be amortized over its estimated useful life of five years. The issue of shares by OpenTV to acquire Spyglass gave rise to a dilution gain of Rand 2.8 billion.

     During September 2000, MIHL acquired an additional 365,460 shares in OpenTV for cash consideration of Rand 140.8 million, giving rise to goodwill on acquisition of Rand 108.8 million.

     In November 2000, OpenTV, Inc. acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 OpenTV Class A ordinary shares. The value of these shares at the acquisition date was Rand
     276.1 million. In addition, certain CableSoft options were acquired in connection with the transaction, increasing the purchase consideration to Rand 304.8 million. The purchase price, including expenses, has been allocated to intellectual property rights (Rand 33.3 million) and goodwill (Rand 269.3 million), based upon an appraisal of the fair market value of the assets acquired. The intangible assets are amortized over five years.

     In November 2000, OpenTV, Inc. established a co-owned venture with General Instrument Corporation (GIC), named Spyglass Integration, Inc., for the purpose of providing integration, testing and development services to digital cable and satellite operators. OpenTV contributed 370,858 Class A ordinary shares for a 90% interest in the venture, which shares were then transferred to GIC in exchange for a three-year license of certain GIC patents on a royalty-free, worldwide, non-exclusive basis. This amount is included in intellectual property rights and is amortized over three years.

     By virtue of the merger with Spyglass, OpenTV acquired Spyglass's entire interest in Spyglass DSIC, Inc., known as "Acadia", a co-owned venture between Spyglass and GIC. In accordance with the terms of the venture's operating agreement, the completion of the Spyglass merger enabled GIC to exercise an option to purchase Spyglass's interest in Acadia. GIC exercised this option, and during November 2000 a definitive stock purchase agreement was entered into with GIC providing for the sale of Spyglass's interest in the venture to GIC for a purchase price of Rand 35.9 million. The sale was completed during January 2001.

     In February 2000, OpenTV entered into an agreement with EchoStar Communications Corporation, EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively referred to as EchoStar) to develop a low-cost, hard-drive set-top box. OpenTV purchased 50% of the shares in OpenStar from ECC in exchange for 2,252,252 OpenTV Class A ordinary shares and the contribution of certain OpenTV intellectual property to OpenStar. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV enabled set-top boxes. The value recorded for those shares was the market price of Class A Ordinary Shares on the date the shares were released from escrow being Rand
     287.5 million, and was allocated to technology rights.

     MIHL successfully completed a follow-on offering on the Nasdaq National Market and Euronext in April 2000 of 4.5 million shares raising gross proceeds of U.S. $180.4 million (Rand 1.2 billion). The issue of new shares to minority shareholders gave raise to a dilution gain of R655,2 million.

     During the fiscal year 2001, MIHL increased its holding in M-Web Holdings by 6.5% to 22.3% for a cash consideration of Rand 49.2 million. The excess of MIHL's equity investment over the fair value of the net assets acquired, amounting to Rand 38.0 million, was allocated to goodwill, and is amortized over its estimated useful life of five years.

     In April 2000, MIHL acquired a 100% interest in A-1 Net (Holdings) Limited and its wholly-owned subsidiary, M-Web Online Company Limited, for a cash consideration of Rand 10.2 million and the issue of 11,226,528 M-Web China
     (BVI) Limited `A' ordinary shares. The purchase consideration of Rand 85.3 million was allocated to intangible assets and goodwill and amortized over its estimated useful life of three years.

     In May 2000, MIHL acquired a 10% interest in 21 Vianet, Inc. for a cash consideration of Rand 48.0 million. This investment has been accounted for at cost, as the group does not have significant influence over 21 Vianet, Inc.

     MultiChoice Cyprus Limited (MCC) was listed on the Cyprus Stock Exchange in July 2000. A total of 29,096,582 shares (38.38%) of the outstanding shares were offered to the public, resulting in a dilution of MIHL's effective interest in MCC from 51% to 35.21%. The proceeds from the offering were Rand 28.9 million. A profit on dilution of the Naspers group's interest of Rand 29.0 million was recorded.

     In November 2000, MIHL diluted its interest in NetMed NV (the holding company of the Mediterranean television subscription platform business) from 100% to 88.81% through the issuance of NetMed NV shares to Global Finance Investors II LP for Rand 193.3 million in cash. This transaction gave rise to a dilution gain of Rand 189.1 million.

     In December 2000, Noochee Solutions Inc. contributed all its assets and certain of its liabilities to Mindport IBS Limited, a newly formed company, and MIHL contributed all the Integrated Business Systems BV shares owned by MIHL and Rand 113.5 million cash to Mindport IBS Limited. As a result of these transactions, MIHL owned 70% and the former Noochee shareholders own 30% of Mindport IBS Limited. The transaction was accounted for as a purchase under the business combination rules, with Noochee being the acquired entity. The fair values of the net assets acquired amounted to Rand 113.5 million.

     In February 2001, MIHL acquired an additional 4% interest in NetMed Hellas SA (a channel company in the Mediterranean region) for Rand 60 million, increasing its interest to 100%. The purchase consideration was satisfied through the issuance of 459,770 of MIHL's Class A ordinary shares. The purchase consideration has been allocated to goodwill.


                                                                             March 31
                                                                ---------------------------------
                                                                    2003               2002
                                                                    R'000             R'000
                                                                ---------------------------------

4.   PROPERTY, PLANT AND EQUIPMENT

        Land and buildings - owned                                     484,501           520,673
                                                                ---------------   ---------------
          Cost price                                                   548,268           600,634
          Accumulated depreciation                                      63,767            79,961
                                                                ---------------   ---------------

        Land and buildings - leased                                    111,618           110,204
                                                                ---------------   ---------------
          Cost price                                                   124,339           120,121
          Accumulated depreciation                                      12,721             9,917
                                                                ---------------   ---------------

        Manufacturing equipment - owned                                401,826           337,927
                                                                ---------------   ---------------
          Cost price                                                   759,830           649,492
          Accumulated depreciation                                     358,004           311,565
                                                                ---------------   ---------------

        Manufacturing equipment - leased                                80,574           108,612
                                                                ---------------   ---------------
          Cost price                                                   144,887           173,589
          Accumulated depreciation                                      64,313            64,977
                                                                ---------------   ---------------

        Transmission equipment and set-top boxes - owned                36,496            58,193
                                                                ---------------   ---------------
          Cost price                                                   148,401           178,244
          Accumulated depreciation                                     111,905           120,051
                                                                ---------------   ---------------

        Transmission equipment and set-top boxes - leased            1,919,325         2,474,448
                                                                ---------------   ---------------
          Cost price                                                 2,878,669         3,321,819
          Accumulated depreciation                                     959,344           847,371
                                                                ---------------   ---------------

        Vehicles, computer and office equipment - owned                442,887           799,137
                                                                ---------------   ---------------
          Cost price                                                 1,463,313         1,929,567
          Accumulated depreciation                                   1,020,426         1,130,430
                                                                ---------------   ---------------

        Vehicles, computers and office equipment - leased               99,617            60,358
                                                                ---------------   ---------------
          Cost price                                                   145,884           121,190
          Accumulated depreciation                                      46,267            60,832
                                                                ---------------   ---------------
        Subtotal                                                     3,576,844         4,469,552
                                                                ---------------   ---------------

        Work-in-progress                                                15,407            32,655
                                                                ---------------   ---------------
        NET BOOK VALUE                                               3,592,251         4,502,207
                                                                ===============   ===============

        Total cost price                                             6,228,998         7,127,311

        Total accumulated depreciation                               2,636,747         2,625,104
                                                                ---------------   ---------------
        NET BOOK VALUE                                               3,592,251         4,502,207
                                                                ===============   ===============


     ---------------------------------------------------------------------------------------------------------------------
                                                                     TRANSMISSION   VEHICLES,
                                                        MANUFAC-      EQUIPMENT     COMPUTERS
                                          LAND AND       TURING          AND       AND OFFICE       TOTAL         TOTAL
                                          BUILDINGS     EQUIPMENT    SET-TOP BOXES  EQUIPMENT       2003          2002
                                            R'000         R'000         R'000         R'000         R'000         R'000
                                       -----------------------------------------------------------------------------------

     COST PRICE
     Balance 1 April                        720,755       823,081     3,500,063     2,050,757     7,094,656     4,990,809
     Currency translation differences       (23,777)            -      (658,293)     (184,413)     (866,483)    1,115,205
     Reallocations                              (89)          369            (3)         (277)            -             -
     Asset impairment                        (1,558)            -             -          (657)       (2,215)        6,577
     Acquisition of subsidiaries                  -             -             -           769           769        82,681
     Disposal of subsidiaries               (82,370)            -             -      (340,917)     (423,287)      (27,359)
     Acquisitions                            77,257       120,449        79,317       335,535       612,558     1,198,258
     Successive acquisition                       -             -       122,313             -       122,313             -
     Disposals                              (17,611)      (39,182)      (16,327)     (251,600)     (324,720)     (271,515)
                                       ------------- ------------- ------------- ------------- ------------- -------------
     BALANCE MARCH 31                       672,607       904,717     3,027,070     1,609,197     6,213,591     7,094,656
                                       ------------- ------------- ------------- ------------- ------------- -------------

     ACCUMULATED DEPRECIATION
     Balance 1 April                         89,878       376,542       967,422     1,191,262     2,625,104     1,663,588
     Currency translation differences        (9,120)            -      (174,876)     (100,086)     (284,082)      332,072
     Reallocations                                7          (390)           (3)          386             -             -
     Asset impairment                             -             -             -             -             -        (3,743)
     Acquisition of subsidiaries                  -             -             -           396           396        19,583
     Disposal of subsidiaries               (24,894)            -             -      (145,121)     (170,015)         (529)
     Disposals                              (10,126)      (18,240)      (10,098)     (205,275)     (243,739)     (128,671)
     Depreciation                            30,743        64,405       288,804       325,131       709,083       742,804
                                       ------------- ------------- ------------- ------------- ------------- -------------
     BALANCE MARCH 31                        76,488       422,317     1,071,249     1,066,693     2,636,747     2,625,104
                                       ------------- ------------- ------------- ------------- ------------- -------------

     WORK-IN-PROGRESS                                                                                15,407        32,655

                                       ------------- ------------- ------------- ------------- ------------- -------------
     NET BOOK VALUE                         596,119       482,400     1,955,821       542,504     3,592,251     4,502,207
                                       ============= ============= ============= ============= ============= =============

                                                                                                        MARCH 31
                                                                                               ---------------------------
                                                                                                   2003          2002
                                                                                                   R'000         R'000
                                                                                               ---------------------------
     CLASSIFICATION OF DEPRECIATION IN INCOME STATEMENTS
     Depreciation - continuing operations                                                           664,116       636,158
     Depreciation - discontinuing operations                                                         44,967       106,646
                                                                                               ------------- -------------
                                                                                                    709,083       742,804
                                                                                               ------------- -------------


     The group has pledged property, plant and equipment with a carrying value of Rand 218.5 million at March 31, 2003 (2002: Rand 275.6 million) as security against certain term loans and overdrafts with banks.

     Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

5.   INTANGIBLE ASSETS


                                                                  INTELLECTUAL        BRAND
                                                                    PROPERTY        NAMES AND         TOTAL           TOTAL
                                                 GOODWILL            RIGHTS       TITLE RIGHTS        2003            2002
                                                   R'000              R'000           R'000           R'000           R'000
                                              -------------------------------------------------------------------------------

        COST PRICE
        Balance April 1                            4,512,810         780,259          12,295       5,305,364       7,744,714
        Currency translation differences            (490,745)        (90,444)        (12,204)       (593,393)      3,361,497
        Reallocations                                 13,188         (13,188)              -               -               -
        Asset impairment                                   -          (7,489)         (6,275)        (13,764)     (7,130,626)
        Acquisition of subsidiaries                    1,587               -               -           1,587         135,785
        Disposal of subsidiaries                  (3,200,000)       (450,145)              -      (3,650,145)        (62,434)
        Acquisitions                                  34,248          60,668           1,213          96,129       1,272,611
        Disposals                                          -             (25)              -             (25)        (16,183)
        Successive acquisition                     1,329,286         106,012         333,191       1,768,489               -
                                              --------------- --------------- --------------- --------------- ---------------
        BALANCE MARCH 31                           2,200,374         385,648         328,220       2,914,242       5,305,364
                                              --------------- --------------- --------------- --------------- ---------------

        ACCUMULATED AMORTIZATION
        Balance April 1                            1,494,341         187,680           9,335       1,691,356         998,378
        Currency translation differences            (115,233)        (51,272)            (51)       (166,556)        875,101
        Reallocations                                  5,503          (5,503)              -               -               -
        Asset impairment                              11,954          17,903          (5,675)         24,182      (2,280,191)
        Acquisition of subsidiaries                        -               -               -               -           3,047
        Disposal of subsidiaries                  (1,645,519)       (149,615)              -      (1,795,134)              -
        Disposals                                          -          (7,996)              -          (7,996)         (4,472)
        Amortization                                 859,059          79,170           5,226         943,455       2,099,493
                                              --------------- --------------- --------------- --------------- ---------------
        BALANCE MARCH 31                             610,105          70,367           8,835         689,307       1,691,356
                                              --------------- --------------- --------------- --------------- ---------------
                                              --------------- --------------- --------------- --------------- ---------------
        NET BOOK VALUE                             1,590,269         315,281         319,385       2,224,935       3,614,008
                                              =============== =============== =============== =============== ===============

                                                                                                     2003            2002
                                                                                                    R'000           R'000
                                                                                              -------------------------------

        CLASSIFICATION OF AMORTIZATION IN INCOME STATEMENTS
        Amortization  - per income statement                                                         341,893         373,434
                                                                                              --------------- ---------------
           Amortization for the year                                                                 303,947         373,434
           Impairments and write-offs                                                                 37,946               -
                                                                                              --------------- ---------------
        Amortization and impairments  - included in loss from discontinuing operations               639,508       6,576,494
                                                                                              --------------- ---------------
                                                                                                     981,401       6,949,928
                                                                                              --------------- ---------------



                                                                                             March 31
                                                                                ----------------------------------
                                                                                     2003               2002
                                                                                     R'000              R'000
                                                                                ----------------------------------

6.   INVESTMENTS AND LOANS

        INVESTMENT IN ASSOCIATED COMPANIES
           Listed                                                                       266,364           322,248
           Unlisted                                                                      38,244            37,036
                                                                                ----------------   ---------------
                                                                                        304,608           359,284
                                                                                ----------------   ---------------
        INVESTMENT IN JOINT VENTURES
           Listed                                                                       351,971             6,444
           Unlisted                                                                      26,702            32,286
                                                                                ----------------   ---------------
                                                                                        378,673            38,730
                                                                                ----------------   ---------------
        OTHER INVESTMENTS
           Unlisted - private equity and other investments                               50,179           245,992
                                                                                ----------------   ---------------
                                                                                         50,179           245,992
                                                                                ----------------   ---------------
                                                                                ----------------   ---------------
        TOTAL INVESTMENTS AND LOANS                                                     733,460           644,006
                                                                                ================   ===============

        Market value of total listed investments                                      1,254,037         1,572,799
        Directors' valuation of total unlisted investments and loans, as
        approved by the directors of the respective group companies                     115,125           315,314

        INCOME AND LOSSES OF SUBSIDIARIES

        With regard to the interest of the holding company, the aggregate net profit after taxation of subsidiaries amounted to Rand 220.5 million
        (2002: R88,6 million) and the aggregate net losses of subsidiaries to R138,6 million (2002: Rand 1,979.8 million)



       The following information relates to Naspers Limited's financial interest in its significant subsidiaries, over which the Group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:



                                        FUNCTIONAL  D OR  EFFECTIVE PERCENTAGE                              COUNTRY OF
NAME OF SUBSIDIARY                       CURRENCY    I         INTEREST*       NATURE OF BUSINESS          INCORPORATION
----------------------------------------------------------------------------------------------------------------------------

                                                             2003     2002
                                                              %        %
Media24 Limited                             ZAR      D      100.00   100.00  Print media                   South Africa
Paarl Media Holdings (Proprietary) Limited  ZAR      I       73.68    73.68  Print media                   South Africa
Nasboek Limited                             ZAR      D      100.00   100.00  Book publishing and retail    South Africa
Educor Holdings Limited                     ZAR      D       93.50    93.50  Private education             South Africa
MIH Investments (Proprietary) Limited       ZAR      D      100.00   100.00  Investment holding            South Africa
MIH Holdings Limited                        ZAR      I      100.00    70.95  Investment holding            South Africa
MultiChoice Africa (Proprietary) Limited    ZAR      I      100.00    42.15  Subscription television       South Africa
M-Web Holdings (Proprietary) Limited        ZAR      I      100.00    76.30  Internet service and content  SouthdAfrica
MIH (BVI) Limited                           USD      I      100.00    42.15  Investment holding            British Virgin Islands
Myriad Holdings Africa BV                   NLG      I      100.00    42.15  Investment holding            The Netherlands
NetMed NV                                   EUR      I       84.70    35.70  Investment holding            The Netherlands
NetMed Hellas SA                            EUR      I       84.70    35.70  Subscription television       Greece
MultiChoice Hellas SA                       EUR      I       44.90    18.91  Subscription television       Greece
Mindport Holdings Limited                   USD      I      100.00    42.15  Technology development        British Virgin Islands
Mindport IBS Limited                        USD      I       70.00    29.50  Technology development        British Virgin Islands
Tencent (BVI) Limited                       CNY      I       46.50    19.60  Instant messaging             British Virgin Islands
Irdeto Access BV                            USD      I      100.00    42.15  Technology development        The Netherlands
OpenTV Corp.                                USD      I           -    16.18  Interactive television        USA
M-Web (Thailand) Limited                    THB      I      100.00    41.62  Internet content provider     Thailand
Internet Knowledge Service Centre Company
Limited                                     THB      I       62.50    26.34  Internet service and content  Thailand
MultiChoice Cyprus Limited                  CYP      I       29.90    12.61  Subscription television       Cyprus



     I - Indirect interest
     D - Direct interest
     * - The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

                                                                                                         MARCH 31
                                                                                            -----------------------------------
                                                                                                 2003               2002
                                                                                                 R'000              R'000
                                                                                            -----------------------------------

        INVESTMENT IN ASSOCIATED COMPANIES

          Shares at cost less amounts written off                                                  103,446            208,147
          Loans to associated companies                                                             11,485             12,029
          Goodwill on initial acquisition                                                           18,602             18,602
          Successive acquisition                                                                   134,717                  -
                                                                                           ----------------   ----------------
           Goodwill recognized                                                                     116,478                  -
           Other intangibles recognized                                                             26,056                  -
           Deferred taxation recognized                                                             (7,817)                 -
                                                                                           ----------------   ----------------
                                                                                           ----------------   ----------------
                                                                                                   268,250            238,778
          Share of post-acquisition reserves                                                        43,105            123,244
          Amortization of goodwill and other intangible assets                                      (6,845)            (2,738)
                                                                                           ----------------   ----------------
           Current year amortization                                                                (4,107)            (1,825)
           Accumulated amortization at beginning of year                                            (2,738)              (913)
                                                                                           ----------------   ----------------
          Deferred taxation realized in current year                                                    98                  -

                                                                                           ----------------   ----------------
                                                                                                   304,608            359,284
                                                                                           ----------------   ----------------

        SIGNIFICANT ASSOCIATED COMPANIES

        The following are the combined summarised balance sheets of Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport) as per their audited financial statements:



        Non-current assets                                                                         200,034            600,142
        Current assets                                                                           1,728,932          1,488,781
                                                                                           ----------------   ----------------
        Total assets                                                                             1,928,966          2,088,923
                                                                                           ----------------   ----------------

        Non-current liabilities                                                                    460,989            262,902
        Current liabilities                                                                      1,139,059          1,150,019
                                                                                           ----------------   ----------------
        Total liabilities                                                                        1,600,048          1,412,921
        Total shareholders' equity                                                                 328,918            676,002
                                                                                           ----------------   ----------------
        Total equity and liabilities                                                             1,928,966          2,088,923
                                                                                           ----------------   ----------------

        The following are the summarised income statements of M-Net/SuperSport:

        Revenue                                                                                  2,337,677          2,126,257
        Operating profit                                                                           281,323            233,636
        Net profit                                                                                  80,517            160,799


                                                                                                MARCH 31
                                                                                     ----------------------------------
                                                                                          2003               2002
                                                                                          R'000             R'000
                                                                                     ----------------   ---------------

        INVESTMENT IN JOINT VENTURES

           Shares at cost less amounts written off                                           316,532           491,333
           Loans to joint ventures                                                            20,071            24,367
           Successive acquisition                                                            384,511                 -
                                                                                     ----------------   ---------------
            Goodwill recognized                                                              356,189                 -
            Other intangibles recognized                                                      28,322                 -
                                                                                     ----------------   ---------------
                                                                                     ----------------   ---------------
                                                                                             721,114           515,700
           Share of post-acquisition reserves                                               (309,900)         (476,970)
           Amortization of goodwill and other intangible assets                               (4,608)                -
                                                                                     ----------------   ---------------
            Current year amortization                                                         (4,608)                -
            Accumulated amortization at beginning of year                                          -                 -
                                                                                     ----------------   ---------------
           Foreign currency translation adjustments on recognized assets                     (27,933)                -
                                                                                     ----------------   ---------------
                                                                                             378,673            38,730
                                                                                     ----------------   ---------------


        The group does not recognise its share of losses in joint venture companies, if its share of losses exceeds the carrying amount of its investment.

        Financial information for the group's proportionate share of joint venture's profits, assets and liabilities



        Net loss                                                                              48,393            28,773
        Current assets                                                                       727,436           115,667
        Long-term assets                                                                     788,940           176,061
        Current liabilities                                                                  773,707           138,840
        Long-term liabilities                                                                468,433            91,413



        The Group has pledged its shares in United Broadcasting Corporation Public Company Limited (UBC) as security to a financial institution. The carrying value of the group's investment in UBC at March 31, 2003 was Rand 352.0 million (2002: Rand nil)

        The following information relates to the Group's significant investments in associated companies and joint ventures:

                                                           MARCH 31
                                                       2003      2002
                                                      EFFECTIVE INTEREST*
        TYPE OF INVESMENT                                %          %     NATURE OF BUSINESS             COUNTRY
        -----------------                             ------------------  ------------------             -------

        ASSOCIATED COMPANIES

        MNH Holdings (1998) (Proprietary) Limited       50.0      50.0    Investment holding             South Africa
        Electronic Media Network Limited                54.1      41.3    Pay TV content provider        South Africa
        SuperSport International Holdings Limited       54.1      41.3    Pay TV content provider        South Africa
        The Natal Witness Printing and Publishing
        Company (Proprietary) Limited                   50.0      50.0    Newspaper publishing           South Africa

        JOINT VENTURES

        United Broadcasting Corporation Public
        Company Limited                                 31.1      13.1    Pay TV platforms               Thailand
        MultiChoice Supplies (Proprietary) Limited      50.0      21.1    Decoder rentals                South Africa
        MultiChoice Transkei (Proprietary) Limited      50.0      50.0    Subscription television        South Africa
        MultiChoice Namibia (Proprietary) Limited       49.0      49.0    Subscription television        South Africa
        KSC Commercial Internet Company Limited         21.1      17.1    Internet content provider      British Virgin Islands
                                                                          Programme
        Myriad International Programming Services BV    50.0      21.1    and content acquisition        The Netherlands


        * The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

                                                                                            MARCH 31
                                                                                ---------------------------------
                                                                                    2003               2002
                                                                                    R'000             R'000
                                                                                ---------------------------------

7.      MARKETABLE DEBT AND EQUITY SECURITIES

        Short-term marketable debt and equity securities
        Marketable debt securities
           Commercial paper                                                                  -            79,221
           Corporate notes and bonds                                                         -           149,752
           US government securities                                                          -            65,603
           Auction rate securities                                                           -            90,862
           Other debt securities                                                             -            57,403
                                                                                ---------------   ---------------
        Total marketable debt securities                                                     -           442,841
                                                                                ---------------   ---------------

        Marketable equity securities
           Liberty Media Corporation shares                                            152,559                 -

                                                                                ---------------   ---------------
        Total short-term marketable debt and equity securities                         152,559            442,841
                                                                                ---------------   ---------------

        Long-term marketable debt securities
           Corporate notes                                                                   -           179,499
           US government securities                                                          -           600,271
                                                                                ---------------   ---------------
        Total long-term marketable debt securities (due after one year)                      -           779,770
                                                                                ---------------   ---------------
                                                                                ---------------   ---------------
        Total marketable debt and equity securities                                    152,559         1,222,611
                                                                                ---------------   ---------------


        Marketable debt and equity securities are stated at estimated fair value.

        At March 31, 2003 the Liberty Media Corporation shares have been pledged as security against a term loan facility with a bank.

                                                                                                        MARCH 31
                                                                                           ----------------------------------
                                                                                                2003               2002
                                                                                                R'000             R'000
                                                                                           ----------------------------------

8.   PROGRAMME AND FILM RIGHTS

        COST
           Programme and sports rights                                                           1,076,461         1,276,111
           Film rights                                                                             142,775           129,323
                                                                                           ----------------   ---------------
                                                                                                 1,219,236         1,405,434
                                                                                           ----------------   ---------------

        ACCUMULATED AMORTISATION
           Programme and sports rights                                                             550,586           430,428
           Film rights                                                                              37,382            30,057
                                                                                           ----------------   ---------------
                                                                                                   587,968           460,485
                                                                                           ----------------   ---------------

        NET BOOK VALUE
           Programme and sports rights                                                             525,875           845,683
           Film rights                                                                             105,393            99,266
                                                                                           ----------------   ---------------
                                                                                                   631,268           944,949
                                                                                           ================   ===============

        Classified on the balance sheets as follows:
           Current assets                                                                          403,973           436,202
           Non-current assets                                                                      227,295           508,747
                                                                                           ----------------   ---------------
                                                                                                   631,268           944,949
                                                                                           ================   ===============

9.   DEFERRED TAXATION

        Balance April 1                                                                             (8,544)           39,748
        Acquisition of subsidiaries                                                                      -            (5,618)
        Accounted for in income statement                                                          122,651           (14,878)
        Foreign currency translation                                                                   104              (492)
        Fair value adjustment                                                                            -           (27,304)
        Successive acquisition                                                                     (58,768)                -
                                                                                           ----------------   ---------------
        BALANCE MARCH 31                                                                            55,443            (8,544)
                                                                                           ================   ===============


       The deferred tax assets and liabilities and movement thereon are attributable to the following items:


                                                                                                          FOREIGN
                                              APRIL 1       CHARGED      DISPOSAL OF   ACQUISITION OF     CURRENCY       MARCH 31
                                               2002        TO INCOME      SUBSIDIARY      SUBSIDIARY    TRANSLATION        2003
                                               R'000         R'000          R'000           R'000           R'000          R'000
                                            ----------    -----------    -----------      ----------     ----------     ----------

      DEFERRED TAXATION ASSETS
      Property, plant and equipment            229,081       (134,524)             -              51        (15,430)        79,178
      Intangible assets                         41,884         (4,137)             -               -              -         37,747
      Receivables and current assets           111,217         17,910        (12,425)          7,944        (27,766)        96,880
      Provisions and current liabilities        71,818         36,965              -          (7,992)             -        100,791
      Programme and film rights                      -         44,478              -               -              -         44,478
      Income received in advance               208,595          2,892        (69,110)              2        (55,640)        86,739
      Tax loss carry-forwards                1,818,641        112,344       (334,387)              -       (333,538)     1,263,060
                                            ----------    -----------    -----------      ----------     ----------     ----------
                                             2,481,236         75,928       (415,922)              5       (432,374)     1,708,873

      Valuation allowance                   (2,191,157)        44,293        306,048               -        364,078     (1,476,738)
                                            ----------    -----------    -----------      ----------     ----------     ----------

                                               290,079        120,221       (109,874)              5        (68,296)       232,135
                                            ----------    -----------    -----------      ----------     ----------     ----------

      DEFERRED TAXATION LIABILITIES
      Property, plant and equipment             80,689         (1,751)             -               -           (204)        78,734
      Receivables and other current assets       8,952            247              -              (7)             -          9,192
      Intangible assets                        175,807          1,369       (109,874)         52,254        (68,196)        51,360
      Provisions and other liabilties                -         (2,295)             -           6,526              -          4,231
      Capitalized finance lease assets          33,175              -              -               -              -         33,175
                                            ----------    -----------    -----------      ----------     ----------     ----------
                                               298,623         (2,430)      (109,874)         58,773        (68,400)       176,692
                                            ----------    -----------    -----------      ----------     ----------     ----------
                                            ----------    -----------    -----------      ----------     ----------     ----------

      NET DEFERRED TAX                          (8,544)       122,651              -         (58,768)           104         55,443
                                            ----------    -----------    -----------      ----------     ----------     ----------


       The group has raised a valuation allowance against the net deferred tax assets, as in management's estimate it is probable that certain deferred tax assets will not be realized, due to the timing on the available taxation loss carry-forwards that arose on these losses. Further valuation allowances have been raised when it is uncertain if future taxable profits will be available to utilize unused tax losses and timing differences.

                                             AFRICA         GREECE      NETHERLANDS       USA             ASIA           TOTAL
                                             R'000          R'000          R'000          R'000           R'000          R'000
                                         -------------  -------------  -------------   -------------  -------------  -------------


        Valuation allowance                    536,912        566,584         40,935         179,848        152,459     1,476,738
                                         -------------  -------------  -------------   -------------  -------------  -------------


       The group has tax loss carry-forwards of approximately Rand 3,937 million (2002: Rand 5,263 million). A summary of the tax loss carry-forwards at March 31, 2003 by tax jurisdiction, and the expiry dates is set out below:


                                             AFRICA         GREECE      NETHERLANDS        USA            ASIA           TOTAL
                                             R'000          R'000          R'000           R'000          R'000          R'000
                                         -------------  -------------  -------------  --------------  -------------  -------------
        Expires in year one                          -         53,556              -               -        262,070        315,626
        Expires in year two                          -        178,666              -               -        103,220        281,886
        Expires in year three                        -        254,694              -               -         84,498        339,192
        Expires in year four                   217,746        337,065              -               -         24,793        579,604
        Expires in year five                         -        239,971              -               -          8,034        248,005
        Expire after five years              1,463,451              -        161,011         547,764              3      2,172,229
                                         -------------  -------------  -------------   -------------  -------------  -------------
                                             1,681,197      1,063,952        161,011         547,764        482,618      3,936,542
                                         -------------  -------------  -------------   -------------  -------------  -------------


       The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However, management believes that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the group's income statement and balance sheet.

       Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheet:




                                                             MARCH 31
                                                 -------------------------------
                                                     2003               2002
                                                     R'000             R'000
                                                 ----------------   ------------
        Deferred tax assets                         126,114            58,821
        Deferred tax liabilities                    (70,671)          (67,365)
                                                 ----------------   ------------
        Net deferred tax assets/(liabilities)        55,443            (8,544)
                                                 ----------------   ------------

10.     INVENTORY

        Raw materials                               123,037           134,355
        Finished products, trading inventory and
         consumables                                191,353           152,336
        Work-in-progress                             25,411            22,543
        Decoders, internet and associated
         components                                 210,903           285,970
                                                 ------------     ------------
        Gross inventory                             550,704           595,204
        Less: provision for slow-moving
         and obsolete inventories                  (138,124)         (111,282)
                                                 ------------     ------------
        Net inventory                               412,580           483,922
                                                 ------------     ------------

11.     ACCOUNTS RECEIVABLE

        Trade accounts receivable                 1,525,783         2,010,907
        Less: provision for doubtful accounts      (373,960)         (476,023)
                                                  -----------      -----------
                                                  1,151,823         1,534,884
                                                  -----------      -----------


          Included in accounts receivable are Rand 656.6 million and Rand
          823.8 million at 31 March 2003 and 31 March 2002, respectively, pre-billed to customers and credit balances, which have been recorded as deferred income (refer note 19)

          The group has pledged accounts receivable with a carrying value of Rand 296.7 million at March 31, 2003 (2002: Rand 352.5 million) as security against certain term loans and overdrafts with banks.



12.     OTHER RECEIVABLES


        Pre-payments and accrued income                                                            151,324           250,403
        Receivable from minority shareholder                                                             -            36,567
        Staff debtors                                                                                8,206            18,964
        VAT and related taxes receivable                                                            18,061            40,152
        Other receivables                                                                          147,076           258,968
                                                                                           ----------------   ---------------
                                                                                                   324,667           605,054
                                                                                           ----------------   ---------------


13.    RELATED PARTY TRANSACTIONS AND BALANCES

       The group entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. The transactions are at arm's length. The significant transactions and balances with related parties are summarized below:


                                                                                               MARCH 31
                                                                            ------------------------------------------------
                                                                                2003              2002             2001
                                                                                R'000             R'000            R'000
                                                                            ------------------------------------------------

     SALE OF GOODS AND SERVICES TO RELATED PARTIES                  NOTES


         Electronic Media Network Limited                            (a)          28,696            38,682            40,191
         SuperSport International Holdings Limited                   (a)          11,022             6,225             6,178
         United Broadcasting Corporation Public Company Limited      (a)           1,096            44,427                 -
         Alchemy Publishing (Proprietary) Limited                    (b)           8,213             4,843             4,225
         Antenna TV                                                  (c)           4,420                 -                 -
         KSC Comnet (Proprietary) Limited                            (d)           7,438                 -                 -
         Lumiere Television Limited                                  (e)          25,433                 -                 -
         Jane Raphaely & Associates (Proprietary) Limited            (b)          17,177            23,768            15,327
         Multichoice Supplies (Proprietary) Limited                  (f)           3,600                 -                 -
         New Media Publishers (Proprietary) Limited                  (b)          55,987            48,218            35,232
         Rodale & Touchline Publishers (Proprietary) Limited         (b)          28,037            26,851             6,958
         Shape (Proprietary) Limited                                 (b)           9,670             6,752             1,293
         Uppercase Media (Proprietary) Limited                       (b)           6,241             8,438             7,622
                                                                            ------------      ------------     -------------
                                                                                 207,030           208,204           117,026
                                                                            ------------      ------------     -------------

      OTHER INCOME RECEIVED FROM RELATED PARTIES

         United Broadcasting Corporation Public Company Limited      (g)               -                 -             6,367
         Other related parties                                       (h)               -            25,765            10,402
                                                                            ------------      ------------     -------------
                                                                                       -            25,765            16,769
                                                                            ------------      ------------     -------------


       Notes:
         (a) Sale of goods and services to M-Net, SuperSport and UBC.
         (b) Media24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.
         (c) Transponder rental paid by Antenna TV to NetMed NV.
         (d) Management fee of R1,4 million and asset usage fees of Rand 6.0 million paid to M-Web (Thailand) Limited.
         (e) Royalty recovery fee paid to NetMed NV.
         (f) Management fee paid to MultiChoice Africa (Pty) Limited.
         (g) Management fee charged by the Group to United Broadcasting Corporation Public Company Limited.
         (h) Licensing and consulting fees charged to associates.


                                                                                          MARCH 31
                                                                     ------------------------------------------------
                                                                         2003             2002             2001
                                                                         R'000            R'000            R'000
                                                                     ------------------------------------------------

      PURCHASE OF GOODS AND SERVICES

         Electronic Media Network Limited/
         SuperSport International Holdings Limited            (a)       1,971,840         1,484,125         1,199,112
         KSC Comnet (Proprietary) Limited                     (b)           1,727                 -                 -
         Lumiere Productions AE                               (c)          51,151                 -                 -
         Lumiere Kosmos Communication SA                      (d)           2,343                 -                 -
         Antenna TV                                           (e)          13,904                 -                 -
         Tyletypos AE                                         (e)          14,257                 -                 -

                                                                     ------------      ------------     -------------
                                                                        2,055,222         1,484,125         1,199,112
                                                                     ------------      ------------     -------------


       Notes:
         (a) Channel and programming rights purchased by MultiChoice Africa
             (Pty) Limited.
         (b) Network fees and lease line charges paid by M-Web (Thailand)
             Limited.
         (c) Programming production costs paid by NetMed NV.
         (d) Subtitling costs paid by NetMed NV.
         (e) Programming and advertising costs paid by NetMed NV.

       CAPITAL TRANSACTIONS WITH MINORITY SHAREHOLDERS

       MIH Holdings Limited
       In December 2002, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share consideration. A total of 38,263,345 Class N ordinary shares was issued to minority shareholders of MIH Holdings Limited.

       MIH Limited
       In December 2002 a merger agreement was concluded in terms of which MIH Limited (MIHL) merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL's outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98,803,261 N ordinary shares to the minority shareholders of MIHL at an exchange ratio of 3.5 Class N ordinary shares for each MIHL A ordinary share.

       MultiChoice Nigeria Limited (MCN)
       The group has a loan of Rand 22.8 million (U.S. $2.9 million) with the MCN minority shareholders, which bears interest at 1% above LIBOR and is secured by a pledge of 10% of the shareholding of MCN. Interest received during the year amounted to Rand 0.8 million (U.S. $0.1m). On April 22, 2002 the group acquired an additional 10% interest from the minority shareholders for Rand 27.2 million (U.S. $2.4m). The minority shareholders have the right to repurchase this interest on any date at the greater of Rand 18.9 million (U.S. $2,4m) or the value of MCN at Rand 3,358 (U.S. $425) per subscriber.

       MultiChoice Egypt Limited (MCE)
       MCE transferred its business to Cable Network Egypt (CNE) and subscribed for an additional 8% in CNE and 12.5% in Nile Communications Network
       (NCN) at par value. The Group's shareholding in both CNE and NCN increased to 16.5%. The Group also received a liquidation dividend of Rand 9.5 million (U.S. $1.2m).

       Antenna TV
       In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately Rand 94.7 million (U.S. $12 million). Two channels were aired in the current year with the third being in the planning stage. At March 31, 2003, the option for 10% of NetMed NV has not been exercised.

       OTHER TRANSACTIONS WITH RELATED PARTIES

       Electronic Media Network Limited (M-Net)
       M-Net reduced its capital by paying a total of Rand 37.5 million to its shareholders in March 2003. The group participated in this transaction to the extent of its shareholding in M-Net.

       Electronic Media Network Limited and SuperSport International Holdings Limited ceded forward exchange contracts (FEC's) totaling U.S. $49.9 million on March 31, 2003 at no consideration to the Group. The FEC's ceded are at an average rate of Rand 12.16 and mature between November 28, 2003 and March 31, 2005.

       SuperSport International Holdings Limited (SuperSport)
       SuperSport reduced its capital in March 2003 by paying Rand 37.5 million to its shareholders and distributing a further 11,386,277 Class N ordinary shares with an aggregate value of Rand 252.8 million on 7 March 2003. The group participated in this transaction to the extent of its shareholding in SuperSport.

       BALANCES WITH RELATED PARTIES

       The balances of advances, deposits, receivables and payables between the Group and related parties are as follows:


                                                                                         MARCH 31
                                                                            ----------------------------------
                                                                                 2003               2002
                                                                                 R'000             R'000
                                                                            ----------------   ---------------

        RECEIVABLES
           Electronic Media Network Limited                                             195             1,609
           SuperSport International Holdings Limited                                    459               141
           United Broadcasting Corporation Public Company Limited                     8,678             9,804
           Alchemy Publishing (Proprietary) Limited                                   2,078             2,061
           Capital Media (Proprietary) Limited                                        2,659               250
           Jane Raphaely & Associates (Proprietary) Limited                           4,179             5,174
           New Media Publishers (Proprietary) Limited                                10,394             9,707
           Rodale & Touchline Publishers (Proprietary) Limited                        5,549             5,277
           Shape (Proprietary) Limited                                                3,051             1,907
           Oracle Airtime Sales (Proprietary) Limited                                     -               510
           Other related parties                                                        828               184
                                                                            ----------------   ---------------
                                                                                     38,070            36,624
                                                                            ----------------   ---------------

        PAYABLES
           Electronic Media Network Limited                                         255,169           152,912
           SuperSport International Holdings Limited                                  4,002             3,774
                                                                            ----------------   ---------------
                                                                                    259,171           156,686
                                                                            ----------------   ---------------



                                                                                             MARCH 31
                                                                         ---------------------------------------------
                                                                            2003               2002           2001
                                                                            R'000              R'000          R'000
                                                                         ---------------------------------------------
     DIRECTORS' EMOLUMENTS

     Executive directors
       Remuneration for other services paid by subsidiary companies         3,577             3,048          7,061

     Non-executive directors
       Fees for services as directors                                       1,506               930            847
       Fees for services as directors of subsidiary companies               1,573               900            558
       Fees for managerial services, paid by subsidiary companies               -               575            675
                                                                         -------------    ------------   ------------
                                                                            6,656             5,453          9,141


                                                                         -------------    ------------   ------------
     No director has a notice period of more than one year.
     No director's service contract includes pre-determined compensation as a result of termination that would exceed one year's salary and benefits.



     The individual directors received the following remuneration and emoluments during the current financial year:

                                                                     MARCH 31
                                              ----------------------------------------------------
                                                              BONUSES AND
                                                              PERFORMANCE     PENSION
                                                  SALARY     RELATED FEES  CONTRIBUTIONS    TOTAL
     EXECUTIVE DIRECTORS                          R'000         R'000         R'000         R'000
                                              ----------------------------------------------------

     2003
     JP Bekker                                        -             -             -             -
     SJZ Pacak                                    1,413         2,004           160         3,577
                                              ----------    ----------     ---------     ---------
                                                  1,413         2,004           160         3,577
                                              ----------    ----------     ---------     ---------
     2002
     JP Bekker                                        -             -            -              -
     SJZ Pacak                                    1,258           374          140          1,772
     JduT Stofberg                                1,133             -          143          1,276
                                               ----------    ----------     ---------    ---------
                                                  2,391           374          283          3,048
                                               ----------    ----------     ---------    ---------



                                                COMMITTEE1                                 COMMITTEE1
                                   DIRECTOR    AND TRUSTEE2       TOTAL       DIRECTOR    AND TRUSTEE2     TOTAL
                                     FEES           FEES          2003          FEES          FEES          2002
     NON-EXECUTIVE DIRECTORS        R'000          R'000         R'000         R'000         R'000         R'000
                                 ---------------------------------------- -----------------------------------------

     T Vosloo3,4,5                  1,126              -         1,126           935             -           935
     JF Malherbe3,4                   337             95           432           210            42           252
     MJ de Vries3,4                    56             65           121           180            78           258
     JJM van Zyl3,4                   225            155           380           180            74           254
     E Botha4                         150              -           150           120             -           120
     LM Taunyane4                     150              -           150           120             -           120
     LN Jonker                         75             30           105            60            12            72
     NP van Heerden                    75             45           120            60            24            84
     BJ van der Ross                   75             19            94            60             4            64
     GJ Gerwel3,6                     300             48           348           240             6           246
     HSS Willemse                      50              3            53             -             -             -
                                 ----------- -------------- ------------- ------------- ------------- -------------
                                    2,619            460         3,079         2,165           240         2,405

                                 ----------- -------------- ------------- ------------- ------------- -------------

     NOTES ON NON-EXECUTIVE DIRECTORS' REMUNERATION

     NOTE 1: Committee fees include fees for the attendance of the audit committee, the human resources committee, the budget committee and the executive committee meetings of the board.

     NOTE 2: Trustee fees include fees for the attendance of the various retirement fund trustee meetings of the group's retirement funds, as well as for the attendance of Welkom trustee meetings.

     NOTE 3: Directors fees include fees for services as directors of Media24 Limited.

     NOTE 4: Directors fees includes fees for services as directors of Nasboek Limited.

     NOTE 5: Directors fees includes fees for services as directors of MIH Holdings Limited and MIH BV.

     NOTE 6: Directors fees include fees for services as directors of Educor Holdings Limited.

     DIRECTORS' INTERESTS IN SCHEME SHARES OF THE NASPERS SHARE INCENTIVE SCHEME

     The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares are as follows:


                                          PURCHASE     NUMBER OF      PURCHASE        RELEASE
        NAME                                DATE       N - SHARES      PRICE           PERIOD
        ----------------------          ------------- ------------- -------------   -------------

        JP Bekker(1)                      07/12/1998     1,118,140    Rand 29.07      07/12/2003
                                          01/10/2002     2,452,411    Rand 22.39 -    01/10/2005 -
                                                                      Rand 24.50      01/10/2007
                                          17/12/2002     2,236,280    Rand 29.09 -    17/12/2005 -
                                                                      Rand 31.54      17/12/2007

        SJZ Pacak                         07/12/1998        66,668    Rand 21.22      07/12/2003
                                          02/01/2003       500,000    Rand 23.50      02/01/2006 -
                                                                                      02/01/2008

     (1) The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director's contract is for a five-year period starting on October 1, 2002. No compensation will apply to termination.

     DIRECTORS' INTEREST IN MIH HOLDINGS SHARE INCENTIVE SCHEME

     Historically SJZ Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002 Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Class N ordinary shares. A total of 141,197 Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until February 15, 2007.

     DIRECTORS' INTEREST IN SUPERSPORT SHARE INCENTIVE SCHEME

     Historically SJZ Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003 SuperSport completed a capital reduction, in terms of which Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2,119 Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

     DIRECTORS' INTERESTS IN NASPERS SHARES

     The directors of Naspers had the following interests in Class A and N ordinary shares at March 31, 2003:


                                                                 NASPERS A ORDINARY SHARES
                                                             BENEFICIAL                 NON-BENEFICIAL
        NAME                                             DIRECT       INDIRECT       DIRECT       INDIRECT
        -----------------------------                ------------- ------------- ------------- -------------

        JF Malherbe                                          105          -              -             -
        JJM van Zyl                                          745          -              -             -


     No other directors of Naspers have an interest in Class A ordinary shares at March 31, 2003.


                                                               NASPERS N ORDINARY SHARES
                                                         BENEFICIAL                NON-BENEFICIAL
     NAME                                           DIRECT       INDIRECT       DIRECT       INDIRECT
     ----------------------------------         ------------- ------------- ------------- -------------

     T Vosloo                                       86,199       352,651             -               -
     JF Malherbe                                         -       163,557             -               -
     JP Bekker                                     314,754             -             -       2,414,617
     SJZ Pacak                                       3,117             -             -         200,882
     JJM van Zyl                                    50,361        99,958             -               -
     E Botha                                        15,280             -             -               -
     LM Taunyane                                     1,000             -             -               -
     LN Jonker                                           -         1,000             -          95,000
     NP van Heerden                                      -         1,000             -               -
     BJ van der Ross                                     -             -             -               -
     GJ Gerwel                                           -             -             -               -
     HSS Willemse                                        -             -             -               -


     KEY MANAGEMENT REMUNERATION AND PARTICIPATION IN SHARE INCENTIVE PLANS

     The total of executive directors' and key management emoluments amounted to Rand 45.4 million (2002: Rand 37.6 million). The aggregate number of share options granted to the executive directors and key management during the 2003 financial year and the number of shares allocated to the executive directors and key management at March 31, 2003 respectively are:

     For shares listed on a recognized stock exchange as follows: 7,086,591 Naspers Limited N ordinary shares were allocated during the 2003 financial year and an aggregate of 14,788,084 N ordinary shares were allocated as at March 31, 2003; no Electronic Media Network Limited and SuperSport International Holdings Limited ordinary shares were allocated during 2003 and an aggregate of 3,200,420 ordinary shares were allocated as at March 31, 2003.

     For privately-owned shares as follows: no Media24 Limited ordinary shares were allocated during 2003 and an aggregate of 288,390 ordinary shares were allocated as at March 31, 2003; no Educor Holdings Limited ordinary shares were allocated during 2003 and an aggregate of 1,506,055 ordinary shares were allocated as at March 31, 2003; no Mindport Holdings Limited ordinary shares were allocated during 2003 and an aggregate of 455,000 ordinary shares were allocated as at March 31, 2003; no Irdeto Access BV ordinary shares were allocated during 2003 and an aggregate of 143 347 ordinary shares were allocated as at March 31, 2003; no Mindport Integrated Business Systems BV ordinary shares were allocated during 2003 and an aggregate of 60,000 ordinary shares were allocated as at March 31, 2003; 20 000 MIH QQ (BVI) Limited shares were allocated during 2003 and as at March 31, 2003.

     These shares were granted on the same terms and conditions as those offered to employees of the group.


                                                                                                         MARCH 31
                                                                                              --------------------------------
                                                                                                   2003             2002
                                                                                                   R'000            R'000
                                                                                              --------------   ---------------

14.    SHARE CAPITAL AND PREMIUM

       AUTHORISED
       1,250,000 A ordinary shares of Rand 20 each                                                     25,000            25,000
       500,000,000 N ordinary shares of 2c each                                                        10,000            10,000
                                                                                                --------------   ---------------
                                                                                                       35,000            35,000
                                                                                                --------------   ---------------
       ISSUED
       712,131 A ordinary shares of Rand 20 each                                                       14,243            14,243
       296,816,639 N ordinary shares of 2c each (2002: 156,289,724)                                     5,936             3,125
                                                                                                --------------   ---------------
                                                                                                       20,179            17,368
       Share premium                                                                                5,412,628         2,020,833
                                                                                                --------------   ---------------
                                                                                                    5,432,807         2,038,201
       Less: 38,665,270 N ordinary shares held as treasury shares
          (2002: 8,205,773 N ordinary shares)                                                        (911,924)         (181,097)
                                                                                                --------------   ---------------
                                                                                                    4,520,883         1,857,104
                                                                                                --------------   ---------------

                                                                                                     2003             2002
                                                                                                  NUMBER OF         NUMBER OF
                                                                                                   N SHARES         N SHARES
                                                                                                --------------   ---------------
       MOVEMENT IN ISSUED N ORDINARY SHARE CAPITAL
       Number of N ordinary shares in issue at April 1                                            156,289,724       148,262,278
       Shares issued to acquire MIH Holdings Limited shares from minority shareholders             38,263,345                 -
       Shares issued to acquire MIH Limited shares from minority shareholders                      98,803,261                 -
       Shares issued to Naspers Share Incentive Trust                                               3,460,309                 -
       Shares issued to acquire Educor Limited shares from minority shareholders                            -         3,336,996
       Shares issued to acquire M-Web Holdings Ltd shares from minority shareholders                        -         4,690,450
                                                                                                --------------   ---------------
       Number of N ordinary shares in issue at March 31                                           296,816,639       156,289,724
                                                                                                --------------   ---------------

       MOVEMENT IN N ORDINARY SHARES HELD AS TREASURY SHARES
       Number of N ordinary shares held as treasury shares at April 1                               8,205,773         8,335,003
       N ordinary shares acquired by MIH-group Share Incentive Plans                               21,250,486                 -
       N ordinary shares received by subsidiaries resulting from SuperSport capital reduction       5,808,918                 -
       N ordinary shares issued to the Naspers Share Incentive Trust                                3,460,309                 -
       N ordinary shares bought by Share Incentive Plans from participants                             23,305                 -
       N ordinary shares acquired by participants in Share Incentive Plans                            (83,521)         (129,230)
                                                                                                --------------   ---------------
       Number of N ordinary shares held as treasury shares at March 31                             38,665,270         8,205,773
                                                                                                --------------   ---------------
       Net number of N ordinary shares in issue as at March 31                                    258,151,369       148,083,951
                                                                                                --------------   ---------------

     VOTING AND DIVIDEND RIGHTS

     The A ordinary shareholders are entitled to 1,000 votes per share and shall be entitled to nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which N ordinary shareholders are entitled. The A ordinary shareholders do not have a right to receive a dividend when dividends are declared to N ordinary shareholders, although a dividend to A ordinary shareholders could be proposed by the board. In respect of all other rights, the Class A ordinary shares rank pari passu with the N ordinary shares of the company. The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537,869 Class A ordinary shares and 203,183,361 N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973.

     SHARE INCENTIVE PLANS HOLDING CLASS N ORDINARY SHARES

     Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and / or contracts relating to such number of N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company's issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Class N ordinary shares. Aggregate information on Class N ordinary shares held by the Naspers, MIH Holdings and MIH (BVI) Plans are as follows:


                                                                                             MARCH 31,
                                                                                     2003               2002
                                                                                ----------------------------------

     Total number of shares at the disposal of the Plans at April 1                8,205,773         8,335,003
     Shares issued to the Naspers Trust during the year                            3,460,309                 -
     Shares received by the MIH Holdings and MIH (BVI) Plans                      21,250,486                 -
     Shares bought from participants during the year                                  23,305                 -
     Shares acquired by participants                                                 (83,521)         (129,230)
                                                                                --------------     -------------
     Total shares at the disposal of the Plans at March 31                        32,856,352         8,205,773
                                                                                --------------     -------------

     Number of shares allocated by the Plans at April 1                            6,376,147         6,406,470
     Shares previously allocated by MIH Holdings and MIH (BVI) Plans              17,398,165                 -
     Number of shares allocated during the year                                   10,763,739           413,050
     Shares acquired by participants                                                 (83,521)         (129,230)
     Number of shares allocated cancelled / re-acquired by Plans                  (3,954,369)         (314,143)
                                                                                --------------     -------------
     Number of shares allocated by the Plans at March 31                          30,500,161         6,376,147
                                                                                --------------     -------------

     Shares available for allocation at March 31                                   2,356,191         1,829,626
                                                                                ==============     =============

     Shares allocated to participants of the incentive schemes vest in equal numbers after respectively three, four and five years after the date of allocation. The plans are obliged to deliver the shares to the participants at any time after vesting up to a maximum of ten years after the allocation date, when participants request and pay for the shares.

15.  DISTRIBUTABLE RESERVES


                                                                             MARCH 31
                                                               --------------------------------
                                                                   2003               2002
                                                                  R'000             R'000
                                                               --------------     -------------

        Distributable reserves comprise:
           Company and subsidiaries                                (873,427)       (1,060,772)
           Associated companies                                      34,174           120,506
           Joint ventures                                          (289,280)         (476,970)
                                                               ---------------    --------------
                                                                 (1,128,533)       (1,417,236)
                                                               ---------------    --------------

     Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly-owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies at a rate of 12.5% of the dividends declared.

16.  POST-RETIREMENT MEDICAL LIABILITY

     The group operates a number of post-retirement medical benefit schemes. The obligation of the group to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. However, a number of pensioners and current employees, however, remain entitled to this benefit. The entitlement to this benefit for current employees is dependent upon the employees remaining in service until retirement age and completing a minimum service period.

     The group provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors believe that adequate provision has been made for future liabilities.

     MultiChoice Africa (Pty) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. At March 31, 2003 and 2002 the liability for benefits was Rand 6.5 million and Rand 9 million, respectively. During the year ended 31 March 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA's annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.


                                                                          MARCH 31
                                                               ---------------------------------
                                                                    2003             2002
                                                                    R'000            R'000
                                                               ---------------- ----------------


     Present value of obligations                                146,256          125,843
                                                            ---------------- ----------------

     The principal actuarial assumptions used for
       accounting purposes were:
        Health care cost inflation                                  9.5%               11%
        Discount rate                                                11%               13%
        Continuation at retirement                                  100%              100%
        Average retirement age                                        60                60




17.  LONG-TERM LIABILITIES

                                                                  MARCH 31
                                                   ----------------------------------
                                                         2003             2002
                                                         R'000            R'000
                                                   ----------------   ---------------

     Capitalized finance leases                          2,277,153         3,031,373
                                                   ----------------   ---------------
     Total liabilities                                   2,572,290         3,316,876
     Less current portion                                  295,137           285,503
                                                   ----------------   ---------------

     Interest-bearing loans                                412,372         1,528,095
                                                   ----------------   ---------------
     Total liabilities                                   1,038,932         1,748,302
     Less current portion                                  626,560           220,207
                                                   ----------------   ---------------

     Programme and film rights                             157,508           302,287
                                                   ----------------   ---------------
     Total liabilities                                     474,303           645,717
     Less current portion                                  316,795           343,430
                                                   ----------------   ---------------

     Non-interest-bearing loans                             33,214            62,383
                                                   ----------------   ---------------
     Total liabilities                                      41,367            63,068
     Less current portion                                    8,153               685
                                                   ----------------   ---------------
                                                   ----------------   ---------------
     Net long-term liabilities                           2,880,247         4,924,138
                                                   ----------------   ---------------



                                                           YEAR OF
                                                            FINAL       YEAR-END        2003         2002
     DETAILS OF LONG-TERM LIABILITIE         CURRENCY     REPAYMENT  INTEREST RATE      R'000        R'000
                                            -----------------------------------------------------------------

     CAPITALIZED FINANCE LEASES
        Transponders and transmitters           Euro    2010 - 2012    6.5% - 8.1%    1,008,148     1,037,771
                                               U.S. $   2011 - 2013   5.1% - 7.31%    1,367,271     2,050,398
        Set-top boxes                           Euro        2005         7.00%           51,907        58,243
        Property, plant and equipment         Various     Various       Various         144,964       170,464
                                                                                     -----------  ------------
                                                                                      2,572,290    3,316,876
                                                                                     -----------  ------------
     INTEREST-BEARING LOANS
     Secured
        Term loan for Phuthuma Futhi            Rand              -             -             -       151,401
        Term loans                              Rand    2009 - 2012  12.9% - 15.0%      641,286       607,927
        Term loans                             U.S. $       2004         3.30%          197,388       721,220
        Preference share investments            Rand        2006                       (331,758)     (130,657)
        Right to subscription shares            Rand        2006                       (148,361)     (285,838)

     Unsecured
        Welkom debenture scheme(1)              Rand        2003         23.19%         317,162       271,159
        Term loans                              Rand    2004 - 2009      15% - 16%      695,841       694,953
        Preference share investments            Rand    2004 - 2009                    (397,785)     (359,400)
        Right to subscription shares            Rand    2004 - 2009                     (83,428)      (71,840)
        Onerous lease liability                 Rand    2005 - 2012      12% - 14%       69,031        64,040
        Minority shareholders' loan             Rand     Not fixed      Various          79,556        85,337
                                                                                  -----------  ------------
                                                                                      1,038,932     1,748,302
                                                                                     -----------  ------------
     NON-INTEREST-BEARING
     PROGRAMME AND FILM RIGHTS
        Programme and film rights               Euro    2003 - 2005             -       474,303       645,717
                                                                                     -----------  ------------
                                                                                        474,303       645,717
                                                                                     -----------  ------------
     NON-INTEREST-BEARING LOANS
        Minority shareholders' loans            Rand      Various               -         4,935        17,416
        Other non-interest-bearing loans      Various     Various               -        36,432        45,652
                                                                                     -----------  ------------
                                                                                         41,367        63,068
                                                                                     -----------  ------------
                                                                                     -----------  ------------
     TOTAL LONG-TERM LIABILITIES                                                      4,126,892     5,773,963
                                                                                     -----------  ------------


(1) In terms of the Welkom Trust Share Scheme, prospective shareholders subscribed to 4,003,740 convertible debentures at Rand 42 each for a gross amount of Rand 168.2 million. Scheme participants were required to pay a 10% deposit on subscription for the debentures, with the balance of the principal amount being lent to the group by various financial institutions. The group currently makes semi-annual interest payments based on the coupon rate of 9.25% to the financial institutions. The interest rate differential between the coupon rate of 9.25% of the debentures and the bank funding rate of 23.19%, is accrued for. The possible future payment by the group of the accrued interest rate differential and the possible repayment of the amount advanced by financial institutions are dependent on whether the group's share price is on or above Rand 56.99 on September 9, 2003. If the target price is achieved, the group will issue 5,605,236 N ordinary shares to the scheme participants on conversion of the debentures, otherwise the group can be called upon to repay the loan amount and the accrued interest rate differential. Given the poor state of the equity markets at present, the board believes it is in the interest of both the participants and the group to extend this scheme for a further three years. Shareholders will be asked to consider and vote on such a proposal later in the year.


                                                                                MARCH 31
                                                                   ----------------------------------
                                                                        2003               2002
                                                                        R'000             R'000
                                                                   ----------------   ---------------


     LONG-TERM LIABILITIES ARE REPAYABLE AS FOLLOWS
           Payable within year one                                       1,246,645           849,825
           Payable within year two                                         477,720           876,088
           Payable within year three                                       298,658         1,133,576
           Payable within year four                                        416,358           318,051
           Payable within year five                                        319,399           534,456
           Payable after year five                                       1,368,112         2,061,967
                                                                   ----------------   ---------------
                                                                         4,126,892         5,773,963
                                                                   ----------------   ---------------

     FINANCE LEASE LIABILITIES - MINIMUM INSTALMENTS
           Payable within year one                                         474,483           575,190
           Payable within year two                                         422,454           546,217
           Payable within year three                                       396,339           476,813
           Payable within year four                                        410,976           477,995
           Payable within year five                                        382,042           493,630
           Payable after year five                                       1,142,870         2,163,558
                                                                   ----------------   ---------------
                                                                         3,229,164         4,733,403
           Future finance costs on leases                                  656,874         1,416,527
                                                                   ----------------   ---------------
           Current value of lease liabilities                            2,572,290         3,316,876
                                                                   ----------------   ---------------

     PRESENT VALUE OF FINANCE LEASE LIABILITIES
           Payable within year one                                         295,137          285,503
           Payable within year two                                         271,114          323,615
           Payable within year three                                       260,598          325,646
           Payable within year four                                        295,095          299,169
           Payable within year five                                        288,538          341,655
           Payable after year five                                       1,161,808        1,741,288
                                                                   ---------------   ---------------
                                                                         2,572,290        3,316,876
                                                                   ---------------   ---------------


18.  PROVISIONS AND VALUATION ACCOUNTS

     The following account balances have been determined based on management's estimates and assumptions:


                                                          Trans-     Disposal              Unutilised  Charged
                                                          lation       of      Additional  provisions    to
                                              April 1     adjust-    subsi-    provisions   reversed    other   Provisions March 31
                                               2002        ments     diaries     raised    to income   accounts  utilised     2003
                                               R'000       R'000      R'000      R'000       R'000      R'000      R'000     R'000
                                              -------------------------------------------------------------------------------------



        Warranties                              18,456     (5,991)         -          -    (12,465)         -          -          -
        Reorganisation                          13,804       (326)         -          -       (920)    (1,602)   (10,216)       740
        Onerous contracts                        2,038          -          -        834     (2,037)         -          -        835
        Discontinued operations                135,146    (25,267)         -          -    (36,928)         -    (21,386)    51,565
        Pending litigation                       1,500          -          -      6,360       (288)       600     (1,250)     6,922
                                              -------------------------------------------------------------------------------------
                                               170,944    (31,584)         -      7,194    (52,638)    (1,002)   (32,852)    60,062

        Doubtful accounts - note 11            476,023    (39,537)         -     66,345    (19,974)   (83,868)   (25,029)   373,960
        Slow-moving and obsolete
        inventories - note 10                  111,282    (11,084)         -     42,526     (1,528)         -    (3,072)    138,124
        Post-retirement medical liability -
        note 16                               125,8436          -          -     20,319     (2,716)     3,401       (591)   146,256
                                             --------------------------------------------------------------------------------------
                                               884,092    (82,205)         -    136,384    (76,856)   (81,469)   (61,544)   718,402
                                             --------------------------------------------------------------------------------------


     Further details describing the provisions at March 31, 2003 are included below:

     The warranty provision relates to the replacement of defective smart cards and conditional access modules supplied to customers. The provision was released to the income statement as the group changed the terms and conditions relating to all new agreements with customers.

     The reorganization provision at April, 1 2002 has been used for the payment of restructuring costs following the restructuring of the group's book printing businesses and some internet activities.

     The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated.

     The provision for discontinued operations relates to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of the Mindport Broadband business and to teach-out costs to be paid relating to the closure of Lyceum College.

     The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management's estimates of costs and claims relating to these actions. (Refer note 20)

                                                      Trans-      Arising               Unutilised  Charged
                                                      lation        on      Additional  provisions    to
                                          April 1,    adjust-     acqui-    provisions  reversed     other   Provisions March 31,
                                            2000       ments      sition      raised    to income   accounts  utilised     2001
                                            R'000      R'000      R'000       R'000       R'000      R'000      R'000     R'000
                                         ---------------------------------------------------------------------------------------

     Warranties                              46,312      6,133          -          -          -          -    (33,989)    18,456
     Intellectual property                    9,954      4,178          -          -          -          -    (14,132)         -
     Digital decoder upgrade                 12,743      5,558          -          -          -          -    (18,301)         -
     Losses in joint ventures                 7,024        402          -          -          -          -     (7,426)         -
     Reorganisation                          37,324      2,435          -     18,639    (28,108)         -    (16,486)    13,804
     Onerous contracts                        5,222          -          -          -          -          -     (3,184)     2,038
     Discontinued operations                      -          -          -    144,246          -          -     (9,100)   135,146
     Pending litigation                           -          -          -      1,500          -          -          -      1,500
                                         ---------------------------------------------------------------------------------------
                                            118,579     18,706          -    164,385    (28,108)         -   (102,618)   170,944
     Doubtful accounts - note 11            329,290     54,986      1,251     52,906     (8,455)    74,034    (27,989)   476,023
     Slow-moving and obsolete
     inventories - note 10                   90,527     21,829        688      4,458     (2,142)     1,681     (5,759)   111,282
     Post-retirement medical liability -
     note 16                               121,5086          -          -      4,335          -          -          -    125,843
                                         ---------------------------------------------------------------------------------------
                                            659,904     95,521      1,939    226,084    (38,705)    75,715   (136,366)   884,092
                                         ---------------------------------------------------------------------------------------



                                                      Trans-      Arising               Unutilised  Charged
                                                      lation        on      Additional  provisions    to
                                          April 1,    adjust-     acqui-    provisions  reversed     other   Provisions March 31,
                                            2000       ments      sition      raised    to income   accounts  utilised     2001
                                            R'000      R'000      R'000       R'000       R'000      R'000      R'000     R'000
                                         ---------------------------------------------------------------------------------------

     Warranties                              55,245      6,423          -     10,000          -          -    (25,356)    46,312
     Intellectual property                    4,064      1,324          -      4,566          -          -          -      9,954
     Digital decoder upgrade                 11,674      1,069          -          -          -          -          -     12,743
     Losses in joint ventures                43,605      3,993          -     55,886          -    (96,460)         -      7,024
     Write-down of assets                    19,989          -          -          -    (19,989)         -          -          -
     Reorganisation                          23,606        671          -     13,047          -          -          -     37,324
     Onerous contracts                            -          -          -      5,222          -          -          -      5,222
                                         ---------------------------------------------------------------------------------------
                                            158,183     13,480          -     88,721    (19,989)   (96,460)   (25,356)   118,579
     Doubtful accounts                      215,185          -          -     93,676         (7)    25,000     (4,564)   329,290
     Slow-moving and obsolete
     inventories                             80,156        526          -     16,919     (2,181)         -     (4,893)    90,527
     Post-retirement medical liability      134,817          -          -          -          -          -    (13,309)   121,508
                                         ---------------------------------------------------------------------------------------
                                            588,341     14,006          -    199,316    (22,177)   (71,460)   (48,122)   659,904
                                         ---------------------------------------------------------------------------------------



                                                                                  March 31
                                                                     ----------------------------------
                                                                          2003               2002
                                                                          R'000             R'000
                                                                     ----------------   ---------------

19.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Deferred income                                                      656,562           823,817
        Accrued expenses                                                     794,199         1,046,698
        Amounts owing in respect of investments acquired                         750             8,485
        Taxes and social securties                                           154,576           106,751
        Advance payments received                                             27,593            49,172
        Royalties payable                                                     69,063            95,757
        Other current liabilities                                            221,019           216,159
                                                                     ----------------   ---------------
                                                                           1,923,762         2,346,839
                                                                     ----------------   ---------------


20.  COMMITMENTS AND CONTINGENCIES

     The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.

(a)  CAPITAL EXPENDITURE

     Commitments in respect of contracts placed for capital expenditure at March 31, 2003 amount to Rand 110.3 million (2002: Rand 88.8 million).

(b)  PROGRAMME AND FILM RIGHTS

     At March 31, 2003 the group had entered into contracts for the purchase of programme and film rights. The group's commitments in respect of these contracts amounted to Rand 782.4 million (2002: Rand 881.1 million).

(c)  NETWORK SUPPLY AGREEMENTS

     At March 31, 2003 the group had entered into contracts for the supply of network capacity. The group's commitments in respect of these agreements amounted to Rand 110.3 million (2002: Rand 201.7 million).

(d)  SET-TOP BOXES

     At March 31, 2003 the group had entered into contracts for the purchase of set-top boxes (decoders). The group's commitments in respect of these contracts amounted to Rand 1.2 million (2002: Rand 29.8 million).

(e)  OTHER COMMITMENTS

     At March 31, 2003 the group had entered into contracts for purchasing buildings to the amount of Rand 7,1 million (2002: Rand nil) and for the purchase of software licenses for Rand 3.8 million (2002: Rand nil).

     At March 31, 2003 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning and computer support services and extend over periods of five years. The group's commitments in respect of these agreements amounted to Rand 64.4 million (2002: Rand nil).

(f)  OPERATING LEASE COMMITMENTS

     The group has the following operating lease liabilities at March 31, 2003 and 2002:


                                                                        MARCH 31
                                                           ----------------------------------
                                                                2003               2002
                                                                R'000             R'000
                                                           ----------------   ---------------
           Minimum operating lease payments
              Payable within one year                              154,132           243,618
              Payable between one and five years                   399,245           710,876
              Payable after five years                              73,279           396,318
                                                           ----------------   ---------------
                                                                   626,656         1,350,812
                                                           ----------------   ---------------

(g)  LITIGATION CLAIMS

     Fidelity Management S.A.

     On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. (Fidelity) entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed NV, the Group's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the approval of the Greek Competition Committee. The required approval from the Greek Competition Committee was not received within the applicable period and accordingly the Group believes that the subscription and sale agreements have ceased to have effect.

     This matter has been referred for arbitration to the London Court of International Arbitration. Fidelity has issued summons against Naspers Limited, MIH Holdings Limited and an employee of MIH in South Africa, claiming U.S. $62 million on the grounds that the parties had unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. Management believes, based on the facts and the pleadings to date, that the claim has no foundation.

     Thomas Weisel Partners LLC (Weisel)

     On 12 March 2003 Liberty Media Corporation advised the group that it is seeking indemnification for a claim that OpenTV Inc. received in terms of an arbitration demand from Weisel, claiming that OpenTV Inc. was required to pay Weisel a fee of about U.S. $1.9 million in connection with OpenTV's acquisition of Wink Communications Inc. On the facts available, management does not believe that the group would be liable for any claim.

     Defamation claim

     Touchline Media (Pty) Ltd, a subsidiary of Media24 Limited, is a defendant in a defamation claim for damages for an amount of Rand 8 million. The claim results from articles and statements published in a magazine. Management believes, based on the facts and the pleadings to date, that the claim has no foundation.

     Breach of contract

     On October 23, 2002, MIH Limited (MIHL) and a subsidiary company, OTV Holdings Limited (OTV), filed a lawsuit against America Online Inc. (AOL) and TWI-OTV Holdings Inc (TWI). The lawsuit arises out of MIHL's sale to Liberty Media of MIHL's controlling interest in OpenTV. AOL and TWI were minority shareholders in OpenTV. Under an Investors' Rights Agreement, MIHL was required to provide AOL and TWI with the opportunity to sell some of their OpenTV shares to Liberty Media as part of a tag-along sale, subject to certain conditions and limitations. In the lawsuit, MIHL (whose place has now been taken by its successor-in-title, MIH (BVI) Limited) seeks a declaratory judgment from the court declaring that MIHL complied with the requirements of the Investors Rights Agreement. AOL and TWI have counterclaimed against the group, alleging that MIHL breached its obligations under the Investors' Rights agreement by failing to provide them with adequate opportunity to sell their shares. AOL and TWI contend they have suffered damages in the amount of at least U.S. $12.5 million. Management believes, based on the facts and the pleadings to date, that the claim has no foundation.

(h)  GUARANTEES

     At March 31, 2003 the group had provided guarantees of Rand 90.1 million (2002: Rand 104.3 million) mainly in respect of office rental, services and other contracts.

(i)  ASSETS PLEDGED AS SECURITY

     The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of Rand
     722.8 million at March 31, 2003 (2002: Rand 884.9 million) to a number of banks as security for certain term loans and bank overdrafts.

     The group has pledged its shares in the following companies as security for certain bank facilities: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Mindport BV, Myriad Holdings Africa BV, NetMed NV, Liberty Media Corporation Inc. and United Broadcasting Corporation Public Company Limited.

     The group plans to fund above commitments and liabilities out of existing loan facilities and internally generated funds.

21.  NET REVENUES


                                                                                MARCH 31
                                                          ----------------------------------------------------
                                                               2003              2002               2001
                                                              R'000              R'000             R'000
                                                          ---------------   ----------------   ---------------
     NET REVENUES - CONTINUING OPERATIONS
     Subscription                                              6,132,434          5,116,205         4,018,565
     Hardware sales                                              472,036            521,040           551,604
     Technology                                                  375,648            430,190           384,373
     Circulation                                                 630,846            558,214           542,860
     Advertising                                               1,128,414            986,727           909,827
     Printing and distribution                                   718,322            619,418           509,363
     Book publishing and sales                                   624,358            613,443           520,275
     Tuition fees                                                473,304            454,372           398,543
     e-Commerce revenue                                          168,398            146,752            34,730
     Other                                                       462,959            390,248           395,510
                                                          ---------------   ----------------   ---------------
                                                              11,186,719          9,836,609         8,265,650
                                                          ---------------   ----------------   ---------------

     NET REVENUES - DISCONTINUING OPERATIONS
     OpenTV                                                      234,519            839,826           553,065
     Mindport Broadband                                                -             85,225           122,550
     Lyceum College                                               21,874             24,803            72,636
                                                          ---------------   ----------------   ---------------
                                                                 256,393            949,854           748,251
                                                          ---------------   ----------------   ---------------
                                                          ---------------   ----------------   ---------------
     NET REVENUES - TOTAL                                     11,443,112         10,786,463         9,013,901
                                                          ---------------   ----------------   ---------------


     Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.


                                                                                               MARCH 31
                                                                         ----------------------------------------------------
                                                                              2003              2002               2001
                                                                             R'000              R'000             R'000
                                                                         ----------------------------------------------------
22.  OPERATING PROFIT

     Operating profit from continuing operations includes the following items:

     AUDITORS' REMUNERATION
      Audit fees                                                              18,709             14,197            11,723
      Audit related fees                                                       8,042              3,285             2,525
      Tax fees                                                                 5,678              1,903             1,846
      All other fees                                                           3,871              1,307             3,144
                                                                      ---------------   ----------------   ---------------
                                                                              36,300             20,692            19,238
                                                                      ---------------   ----------------   ---------------
     OPERATING LEASES
     Buildings                                                               125,856            125,342           110,154
     Satellite and transponders                                               52,676             46,682            44,010
     Other equipment                                                          19,822             15,730            25,902
                                                                      ---------------   ----------------   ---------------
                                                                             198,354            187,754           180,066
                                                                      ---------------   ----------------   ---------------
     (LOSS)/PROFIT ON SALE OF PROPERTY, PLANT AND
      EQUIPMENT                                                              (12,227)             1,163             3,105
                                                                      ---------------   ----------------   ---------------
     RETIREMENT BENEFIT COSTS                                                162,898            151,702           103,286
                                                                      ---------------   ----------------   ---------------
     SECRETARIAL, MANAGEMENT AND TECHNICAL FEES PAID
     OTHER THAN TO EMPLOYEES                                                 103,933             92,449            43,549
                                                                      ---------------   ----------------   ---------------
     EMPLOYEE COSTS
     As at March 31, 2003, the Group had 10,711
     (2002: 11,509; 2001: 11,449)  permanent employees.

     Total employment costs of permanent and temporary employees, including executive directors were:

     Salaries, wages and bonuses                                           1,737,372          1,656,985         1,453,892
     Retirement benefit costs                                                162,898            151,702           103,286
     Medical aid fund contributions                                           41,841             45,538            39,931
     Post-retirement benefits                                                 15,564               (501)             (389)
     Training costs                                                           23,516             18,377            18,210
                                                                      ---------------   ----------------   ---------------
                                                                           1,981,191          1,872,101         1,614,930
                                                                      ---------------   ----------------   ---------------
     ADVERTISING EXPENSES                                                    293,643            267,575           305,078
                                                                      ---------------   ----------------   ---------------
     RESEARCH AND DEVELOPMENT COSTS                                            7,188              3,761             6,199
                                                                      ---------------   ----------------   ---------------



                                                                                               MARCH 31
                                                                         ----------------------------------------------------
                                                                              2003              2002               2001
                                                                             R'000              R'000             R'000
                                                                         ---------------   ----------------   ---------------

23.  NET FINANCE COSTS

     INTEREST PAID
     Loans and overdrafts                                                    404,117            301,539           240,889
     Welkom debenture scheme                                                  61,136             52,779            44,654
     Finance leases                                                          237,732            257,723           177,834
                                                                      ---------------   ----------------   ---------------
                                                                             702,985            612,041           463,377
     Preference dividends                                                   (142,867)           (85,975)          (75,071)
                                                                      ---------------   ----------------   ---------------
                                                                             560,118            526,066           388,306
                                                                      ---------------   ----------------   ---------------

     NET (PROFIT) / LOSS FROM FOREIGN EXCHANGE TRANSLATIONS                 (213,870)           (24,640)           82,533
                                                                      ---------------   ----------------   ---------------

     INTEREST RECEIVED
     Loans and bank accounts                                                 119,568             88,048           165,882
     Associated companies                                                      3,726              1,633             3,470
                                                                      ---------------   ----------------   ---------------
                                                                             123,294             89,681           169,352
                                                                      ---------------   ----------------   ---------------
     NET FINANCE COSTS                                                       222,954            411,745           301,487
                                                                      ---------------   ----------------   ---------------



24.  INCOME FROM INVESTMENTS


     Dividends - unlisted investments                                             20              3,831               797
                                                                      ---------------   ----------------   ---------------
     TOTAL DIVIDEND INCOME                                                        20              3,831               797
                                                                      ---------------   ----------------   ---------------



25.  SHARE OF EQUITY-ACCOUNTED RESULTS


     Attributable share of associated companies' and joint ventures'
     results before taxation, exceptional items and dividends
      Profits                                                                194,650            183,079           147,285
      Losses                                                                 (17,440)           (23,989)         (161,495)
                                                                      ---------------   ----------------   ---------------
     Share in operating results before amortisation                          177,210            159,090           (14,210)
     Amortisation                                                             (8,714)            (1,825)          (45,533)
                                                                      ---------------   ----------------   ---------------
     TOTAL PER INCOME STATEMENT                                              168,496            157,265           (59,743)
     Exceptional items                                                       (67,409)                 -                 -
     Taxation                                                                (62,613)           (59,093)          (48,419)
                                                                      ---------------   ----------------   ---------------
     Net after taxation                                                       38,474             98,172          (108,162)
     Dividends received                                                      (49,147)           (40,609)          (33,417)
                                                                      ---------------   ----------------   ---------------
     NET MOVEMENT DURING THE YEAR                                            (10,673)            57,563          (141,579)
                                                                      ---------------   ----------------   ---------------


26.  EXCEPTIONAL ITEMS


                                                                      GROSS                       MINORITY   ATTRIBUTABLE
                                                                      AMOUNT       TAXATION       INTEREST      2003
                                                                      R'000          R'000         R'000        R'000
                                                                  ------------- ------------- ------------- ------------
     Gains:
       Profit on sale of land and buildings                              4,393             -             -        4,393
       Profit on sale of investments                                     6,682             -             -        6,682
       Dilution profits                                                  1,418             -             -        1,418
       Reversal of warranty provision                                    6,500             -             -        6,500
       Profit on sale of Liberty Media Corporation shares              120,887             -       (51,311)      69,576
                                                                  ------------- ------------- ------------- ------------
                                                                       139,880             -       (51,311)      88,569
                                                                  ------------- ------------- ------------- ------------
     Losses:
       Impairment of assets                                              3,321             -             -        3,321
       Loss on sale of investments                                       5,136             -          (917)       4,219
       Dilution losses                                                   2,714             -             -        2,714
                                                                  ------------- ------------- ------------- ------------
                                                                        11,171             -          (917)      10,254
                                                                  ------------- ------------- ------------- ------------
     Share of equity accounted companies' exceptional profits          (67,409)            -             -      (67,409)
                                                                  ------------- ------------- ------------- ------------
     NET EXCEPTIONAL ITEMS                                              61,300             -       (50,394)      10,906
                                                                  ------------- ------------- ------------- ------------




                                                                      GROSS                       MINORITY   ATTRIBUTABLE
                                                                      AMOUNT       TAXATION       INTEREST      2002
                                                                      R'000         R'000          R'000        R'000
                                                                  ------------- ------------- ------------- ------------
     Gains:
       Profit on dilution of interest in subsidiaries                   84,926             -       (53,445)      31,481
       Disposal of investments and business units                      106,068             -       (30,587)      75,481
       Reversal of warranty provisions                                   4,189             -             -        4,189
       Reversal of prior year impairment charge                          4,500             -             -        4,500
                                                                  ------------- ------------- ------------- ------------
                                                                       199,683             -       (84,032)     115,651
                                                                  ------------- ------------- ------------- ------------
     Losses:
       Disposal of other investments and business units                130,789        (1,858)      (69,087)      59,844
       Asset impairments                                                28,420          (760)         (594)      27,066
       Shares repurchased by associated companies                       31,816             -        (6,556)      25,260
       Restructuring costs                                               2,096          (629)         (628)         839
       Provision of claims                                               1,500          (450)            -        1,050
                                                                  ------------- ------------- ------------- ------------
                                                                       194,621        (3,697)      (76,865)     114,059
                                                                  ------------- ------------- ------------- ------------
                                                                  ------------- ------------- ------------- ------------
     NET EXCEPTIONAL ITEMS                                               5,062         3,697        (7,167)       1,592
                                                                  ------------- ------------- ------------- ------------



                                                                       GROSS                       MINORITY    ATTRIBUTABLE
                                                                       AMOUNT        TAXATION      INTEREST        2001
                                                                       R'000          R'000         R'000         R'000
                                                                    -------------  ------------- ------------- -------------
     Gains:
       Disposal of investments                                            13,688              -        (1,519)       12,169
       Profit on dilution of interest in subsidiaries                    882,251              -      (306,469)      575,782
                                                                    -------------  ------------- ------------- -------------
                                                                         895,939              -      (307,988)      587,951
                                                                    -------------  ------------- ------------- -------------
     Losses:
       Disposal of other investments and business units                    8,637              -        (4,477)        4,160
       Restructuring costs                                                20,425           (812)       (8,876)       10,737
       Warranties in respect of debtors and business disposals            25,000              -             -        25,000
       Asset impairments                                                  26,542         (1,389)       (9,653)       15,500
                                                                    -------------  ------------- ------------- -------------
                                                                          80,604         (2,201)      (23,006)       55,397
                                                                    -------------  ------------- ------------- -------------
                                                                    -------------  ------------- ------------- -------------
     NET EXCEPTIONAL ITEMS                                               815,335          2,201      (284,982)      532,554
                                                                    -------------  ------------- ------------- -------------



27.  TAXATION


                                                                                            MARCH 31
                                                                    ----------------------------------------------------
                                                                        2003              2002               2001
                                                                       R'000              R'000             R'000
                                                                    ---------------   ----------------   ---------------
     Normal taxation
     South Africa                                                         216,755             70,784           115,019
                                                                    ---------------   ----------------   ---------------
        Current year                                                       85,825             29,238            74,703
        Prior year                                                         15,470             (2,338)             (712)
     Foreign taxation
        Current year                                                       68,983             43,884            41,028
        Previous year                                                      46,477                  -                 -
                                                                    ---------------   ----------------   ---------------
     Secondary taxation on companies                                        2,928              3,059               380
                                                                    ---------------   ----------------   ---------------
     Income taxation for the year                                         219,683             73,843           115,399
     Deferred taxation                                                   (122,651)            14,878            (5,474)
                                                                    ---------------   ----------------   ---------------
        Current year                                                      109,678              5,148            (4,847)
        Previous year                                                    (226,114)             7,332               (57)
        Foreign                                                            (6,215)             2,398              (570)
                                                                    ---------------   ----------------   ---------------
                                                                    ---------------   ----------------   ---------------
     Total taxation for the group                                          97,032             88,721           109,925
     Share of equity accounted companies' taxation                         62,613             59,093            48,419
                                                                    ---------------   ----------------   ---------------
     TOTAL TAX PER INCOME STATEMENT                                       159,645            147,814           158,344
                                                                    ---------------   ----------------   ---------------


                                                                           MARCH 31
                                                      ----------------------------------------------------
                                                           2003              2002               2001
                                                          R'000              R'000             R'000
                                                      ---------------   ----------------   ---------------

     RECONCILIATION OF TAXATION
     Taxation at statutory rates                              12,592           (127,133)           87,121
     Adjusted for:
        Non-deductable expenses                              357,126             99,446           273,591
        Non-taxable income                                  (267,684)          (162,572)         (577,114)
        Unprovided timing differences                        178,215            243,334           183,344
        Assessed losses utilised                              (4,368)             2,341           109,399
        Prior year adjustments                              (214,974)            (3,937)           (1,299)
        Other taxes                                           17,306             21,424            64,660
        Goodwill adjustment                                   81,432             94,325            18,642
        Changes in taxation rates                                  -            (19,414)                -
                                                      ---------------   ----------------   ---------------
     TAXATION PROVIDED IN INCOME STATEMENT                   159,645            147,814           158,344
                                                      ---------------   ----------------   ---------------



28.  DISCONTINUING OPERATIONS

     LYCEUM COLLEGE

     Effective the end of September 2001, the group decided to terminate the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out programme for students enrolled under current course programmes. Current students will therefore be allowed to complete their current courses, but no new enrolments will be allowed. The group has provided in full for future teach-out and other related closure costs. The results of this operation were previously included in the group's private education segment.


                                                                          MARCH 31
                                                      --------------------------------------------------
     The following is selected financial data              2003               2002               2001
     relating to Lyceum College:                           R'000             R'000              R'000
                                                      ----------------   ---------------    ------------

     Revenue                                              21,874             24,803            72,636
     Operating loss                                            -              3,459            17,495
     Net loss                                                  -              2,880             4,849
     Closure and teach out costs included in
     loss arising on discontinuance                            -             74,418                 -
     Total assets                                         21,618             61,357            45,788
     Total liabilities                                    44,676             64,356            66,690
     Net cash flow for the year                           (5,514)             3,841             3,336


     MINDPORT BROADBAND

     On November 21, 2001, the group publicly announced that the stand-alone Mindport businesses for the broadband initiatives and the integrated business software products would be discontinued as part of a formal plan established by management. The results of this operation were previously included in the Group's technology segment.


                                                                                              MARCH 31
                                                                        --------------------------------------------------
     The following is selected financial data relating                       2003               2002               2001
     to Mindport Broadband:                                                  R'000             R'000              R'000
                                                                        -------------       ------------      ------------

     Revenue                                                                       -             85,225           122,550
     Operating loss                                                                -            409,513           251,120
     Net loss                                                                      -            155,720            97,218
     Impairment of goodwill and assets included in
     loss arising on discontinuance                                                -            275,536                 -
     Minorities' contribution  included in loss arising on discontinuance          -            159,167                 -
     Total assets                                                                  -            384,881           378,858
     Total liabilities                                                             -          1,117,110           759,613
     Net cash flow for the year                                                    -              4,448             3,818


     OPENTV CORP.

     On May 8, 2002, the Group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in OpenTV Corp. to Liberty Media Corporation for a gross amount of approximately U.S. $185 million payable in cash and Liberty Media Corporation shares. This transaction was concluded in August 2002. The results of this operation were previously included in the technology segment of the Group.



     The (loss)/profit from discontinuing operations includes the following items relating to OpenTV:

     Revenue                                                                 234,519            839,826           553,065
     Operating expenses                                                     (432,138)        (1,226,106)         (793,502)
                                                                      ---------------   ----------------   ---------------
     Loss before interest, taxation, depreciation and amortisation          (197,619)          (386,280)         (240,437)
     Depreciation and amortisation                                          (690,552)        (1,881,219)         (926,387)
                                                                      ---------------   ----------------   ---------------
     Operating loss                                                         (888,171)        (2,267,499)       (1,166,824)
     Finance costs                                                            22,196             76,611            98,564
     Exceptional items                                                       (70,182)          (163,180)        2,497,405
                                                                      ---------------   ----------------   ---------------
     Loss before taxation                                                   (936,157)        (2,354,068)        1,429,145
     Taxation                                                                 (7,046)           (12,997)           56,700
     Minorities                                                              802,393          1,920,352          (535,952)
                                                                      ---------------   ----------------   ---------------
     (Loss)/profit from discontinuing operations                            (140,810)          (446,713)          949,893
                                                                      ---------------   ----------------   ---------------

     The profit/(loss) arising on discontinuance of OpenTV includes the following items:

     Profit on sale of OpenTV                                              1,122,963                  -                 -
     Impairment of goodwill                                                        -         (4,613,942)                -
     Minorities                                                             (372,085)         3,852,481                 -
                                                                      ---------------   ----------------   ---------------
                                                                             750,878           (761,461)                -
                                                                      ---------------   ----------------   ---------------

     The carrying values included in the Group's balance sheets as at 31 March 2002 and 2001, relating to OpenTV are as follows:

     Total assets                                                                  -          5,548,973         8,437,220
     Total liabilities                                                             -           (475,863)         (248,740)

     The net cash flows attributable to the operating, investing and financing activities of OpenTV Corp. were as follows:

     Cash flow from operating activities                                    (271,535)          (273,730)         (210,165)
     Cash flow from investing activities                                    (403,978)          (382,822)          247,195
     Cash flow from financing activities                                           -             94,761           116,902
                                                                      ---------------   ----------------   ---------------
     Total cash flow                                                        (675,513)          (561,791)          153,932
                                                                         ---------------   ----------------   ---------------


29.  EARNINGS PER SHARE

                                                                                           MARCH 31
                                                                      ----------------------------------------------------
                                                                           2003              2002               2001
                                                                           R'000             R'000              R'000
                                                                      ---------------   ----------------   ---------------
     EARNINGS
        Net income/(loss) attributable to shareholders                       325,761         (1,923,250)          999,928
     HEADLINE ADJUSTMENTS
        Profits                                                               82,436            111,151         1,750,299
                                                                      ---------------   ----------------   ---------------
           Reversal of warranty provision                                      6,500              4,189                 -
           Profit on sale of marketable securities                            58,316                  -                 -
           Disposal of investments                                             6,682             75,481            12,169
           Profit on sale of assets                                            9,520                  -                 -
           Profit on dilution of interest in subsidiaries                      1,418             31,481         1,738,130
                                                                      ---------------   ----------------   ---------------
        Losses                                                               114,214            202,142            78,940
                                                                      ---------------   ----------------   ---------------
           Disposal of other investments and businesses                        3,973            113,272             4,160
           Asset impairments                                                  37,335             53,280            74,780
           Impairment of programme rights                                     70,040                  -                 -
           Shares repurchased by associated companies                              -             25,260                 -
           Loss on dilution of interest in associates                          2,601                  -                 -
           Loss on sale of assets                                                265                  -                 -
           OpenTV restructuring costs accrual                                      -             10,330                 -
                                                                      ---------------   ----------------   ---------------
        Amortization of goodwill after minorities                            292,672            423,336           187,731
        (Profit)/loss arising on discontinuance of operations               (750,878)           952,248                 -
        Share of equity accounted companies' headline adjustments             67,409                  -                 -
                                                                      ---------------   ----------------   ---------------
     HEADLINE LOSS                                                           (33,258)          (456,675)         (483,700)
        Headline loss from discontinuing operations                           35,098            220,523            96,627
                                                                      ---------------   ----------------   ---------------
     HEADLINE EARNINGS/(LOSS) FROM CONTINUING OPERATIONS                       1,840           (236,152)         (387,073)
                                                                      ---------------   ----------------   ---------------
     ATTRIBUTABLE PROFIT/(LOSS)                                              325,761         (1,923,250)          999,928
        Interest on Welkom debentures scheme                                  61,136             52,779            44,654
                                                                      ---------------   ----------------   ---------------
     FULLY DILUTED PROFIT/(LOSS)                                             386,897         (1,870,471)        1,044,582
                                                                      ---------------   ----------------   ---------------
     Weighted average number of N- ordinary shares in issue
     during the year                                                     176,555,904        145,691,868       139,896,409
     Dilution effect of shares held by equity compensation plans                   -                  -         2,866,642
     Shares to be issued on conversion of Welkom debentures                5,605,236          5,605,236         5,605,236
                                                                      ---------------   ----------------   ---------------
     FULLY DILUTED WEIGHTED NUMBER OF N- ORDINARY SHARES IN ISSUE        182,161,140        151,297,104       148,368,287
                                                                      ---------------   ----------------   ---------------
     Earnings/(loss) per N- ordinary share (cents)
        Basic                                                                    185             (1,320)              715
        Fully diluted                                                            185             (1,320)              679
     Headline loss per N- ordinary share (cents)                                 (19)              (313)             (346)
     Headline earnings/(loss) per N- ordinary share from continuing
     operations (cents)                                                            1               (162)             (277)


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)



                                                                                              MARCH 31
                                                                      ----------------------------------------------------
                                                                            2003              2002               2001
                                                                           R'000              R'000             R'000
                                                                      ---------------   ----------------   ---------------
30.  CASH GENERATED FROM OPERATING ACTIVITIES

     Earnings before depreciation and amortization                         1,191,594            709,176           179,863
     Adjustment for:
        Loss/(profit) on sale of property, plant and equipment                16,620             (3,633)           (2,479)
        Other non-cash movements                                              51,473             29,403           (26,480)
                                                                      ---------------   ----------------   ---------------
                                                                           1,259,687            734,946           150,904
     Changes to working capital                                              683,358            (31,042)         (240,259)
                                                                      ---------------   ----------------   ---------------
        Inventory                                                             23,622             43,318          (118,950)
        Receivables                                                          261,351             44,107          (185,862)
        Payables and provisions                                              415,130             39,136           127,217
        Programme and film rights                                            (16,745)          (157,603)          (62,664)
                                                                      ---------------   ----------------   ---------------
                                                                      ---------------   ----------------   ---------------
                                                                           1,943,045            703,904           (89,355)
                                                                      ---------------   ----------------   ---------------

31.  ACQUISITION OF SUBSIDIARIES


     Fair value of assets and liabilities acquired:
        Property, plant and equipment                                              -             63,278            73,207
        Investments                                                                -              4,800           335,522
        Intangible assets                                                          -            132,738           163,433
        Net current liabilities                                                    -            (17,355)           (8,888)
        Deferred taxation                                                          -             (5,618)          (69,826)
        Long-term liabilities                                                      -            (15,921)          (14,515)
                                                                      ---------------    ---------------   ---------------
                                                                                   -            161,922           478,933
     Minority shareholders' interest                                               -            611,810            (2,037)
     Goodwill                                                                      -             41,718         5,873,904
                                                                      ---------------    ---------------   ---------------
     Purchase consideration                                                        -            815,450         6,350,800
     Amount settled via share issues                                               -           (354,122)       (6,809,981)
     Settlement of amounts owing in respect of prior year purchases                -                  -           360,862
                                                                      ---------------    ---------------   ---------------
     Cash paid/(received) in respect of subsidiaries acquired                      -            461,328           (98,319)
                                                                      ---------------    ---------------   ---------------

     Cash paid/(received) in respect of subsidiaries acquired                      -            461,328           (98,319)
     Cash in subsidiaries acquired                                                 -            (44,894)           (3,111)
                                                                      ---------------    ---------------   ---------------
     Net cash outflow/(inflow) from acquisition of subsidiaries                    -            416,434          (101,430)
                                                                      ---------------    ---------------   ---------------


                                                                                            MARCH 31
                                                                    ------------------------------------------------------
                                                                         2003               2002               2001
                                                                         R'000              R'000              R'000
                                                                    ----------------   ----------------   ----------------
32.  DISPOSAL OF SUBSIDIARIES

     Book value of tangible assets:
        Property, plant and equipment                                        254,304             26,830             6,587
        Intangible assets                                                  1,885,766             62,434            29,295
        Investments and loans                                                806,733            109,932                 -
        Long-term liabilities                                                 (8,622)           (59,441)                -
        Net current assets/(liabilities)                                     827,941            (51,048)                -
                                                                     ----------------   ----------------  ----------------
                                                                           3,766,122             88,707            35,882
     Minorities                                                           (2,289,676)              (734)                -
     Profit/(loss) on sale                                                   258,906            (76,223)                -
                                                                     ----------------   ----------------  ----------------
     Selling price                                                         1,735,352             11,750            35,882
        Cash in subsidiaries disposed                                       (826,694)           (31,872)                -
        Shares received as settlement                                     (1,475,067)                 -                 -
                                                                     ----------------   ----------------  ----------------
     Net cash (outflow)/inflow with diposal                                 (566,409)           (20,122)           35,882
                                                                     ----------------   ----------------  ----------------


33.  CASH AND CASH EQUIVALENTS

     Cash and deposits                                                     2,792,117          2,998,503         2,774,574
     Bank overdrafts                                                        (614,134)        (1,116,551)         (781,014)
                                                                      ---------------    ---------------   ---------------
                                                                           2,177,983          1,881,952         1,993,560
                                                                      ---------------    ---------------   ---------------

     Certain cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 142.9 million was restricted at March 31, 2003 (2002: Rand 122.5 million).

34.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

     The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group's reportable business segments are subscriber platforms, print media, technology, book publishing, private education and corporate services. The group's business is conducted in the following main business segments:

     SUBSCRIBER PLATFORMS

     Television platforms - through the group's subsidiaries, associated companies and joint ventures based in Africa, the Middle East, the Mediterranean and Thailand, which generate revenue mainly from local customers.

     Internet - through the group's subsidiaries and joint ventures based in Africa, Thailand and China which generate revenue mainly from local customers.

     Print media - through the group's subsidiaries and associated companies in Southern Africa, which publish, print and distribute various newspapers and magazines for the local market.

     Technology - through the group's subsidiaries based in the Netherlands, which generate income from customers based around the world.

     Book publishing - through the group's subsidiaries in Southern Africa, which generate income mainly from local customers.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

     Private education - through the group's subsidiaries and associated companies in South Africa, which generate income mainly from local customers.

     Corporate services - represent the group's holding company head office infrastructure.

     The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 2.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

34.  BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)



                              SUBSCRIBER PLATFORMS
                            ----------------------
                                PAY                   PRINT                  BOOK     PRIVATE   CORPORATE              CONSOLIDATED
MARCH 2003                  TELEVISION   INTERNET     MEDIA    TECHNOLOGY PUBLISHING EDUCATION  SERVICES   ELIMINATIONS    TOTAL
                               R'000      R'000       R'000      R'000      R'000      R'000      R'000       R'000        R'000
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ------------ -----------
REVENUE
External                     6,327,683    894,266   2,387,318    391,089    631,080    552,889      2,394           -   11,186,719
Intersegmental                       -      9,971      44,386     66,752     11,548          -     47,844    (180,501)           -
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Total revenue                6,327,683    904,237   2,431,704    457,841    642,628    552,889     50,238    (180,501)  11,186,719
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
EBITDA                         825,038   (118,766)    402,949     65,075     (6,864)    41,314    (17,150)          -    1,191,596
Depreciation                  (381,910)  (125,532)   (107,229)   (15,664)   (12,829)   (18,968)    (1,986)          -     (664,118)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit/(loss)
  before amortization          443,128   (244,298)    295,720     49,411    (19,693)    22,346    (19,136)          -      527,478
Amortization                   (58,078)  (207,928)     (6,745)   (35,503)    (3,959)   (29,680)         -           -     (341,893)
Impairment of programme
  rights                       (155,316)        -           -          -          -          -          -           -     (155,316)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit/(loss)        229,734   (452,226)    288,975     13,908    (23,652)    (7,334)   (19,136)          -       30,269
Finance costs                                                                                                             (222,954)
Income from investments                                                                                                         20
Share of equity accounted
  results                      174,369    (16,093)     10,220          -          -          -          -           -      168,496
Exceptional items                                                                                                           61,300
Taxation                                                                                                                  (159,645)
Minority interest                                                                                                         (161,793)
                                                                                                                       ------------
Net loss from continuing
  operations                                                                                                              (284,307)
                                                                                                                       ------------
Segment assets               6,015,857    744,225   1,696,859  2,434,621    407,089    562,831  7,916,022  (7,597,660)  12,179,844
Investment in associates       266,364         16      38,228          -          -          -          -           -      304,608
Investment in joint ventures   374,720          -       3,952          -          -          -          -           -      378,672
Segment liabilities          8,432,652  2,231,289   1,150,331    969,371    221,634    623,311  2,336,980  (7,597,660)   8,367,908
Capital expenditure            172,373     82,661     174,897     68,856      9,695     34,623      4,834           -      547,939
Amortization of
  programme and film rights*   519,481          -           -          -          -          -          -           -      519,481
* - Included in EBITDA


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

34.  BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)


                              SUBSCRIBER PLATFORMS
                            ------------------------
                                PAY                   PRINT                  BOOK     PRIVATE   CORPORATE              CONSOLIDATED
MARCH 2002                  TELEVISION   INTERNET     MEDIA    TECHNOLOGY PUBLISHING EDUCATION   SERVICES ELIMINATIONS    TOTAL
                              R'000       R'000       R'000      R'000      R'000      R'000      R'000      R'000        R'000
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
REVENUE
External                     5,590,707    547,055   2,102,305    475,137    609,859    510,587        959           -    9,836,609
Intersegmental                       -     30,416      56,515    141,661        919          -     43,617    (273,128)           -
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Total revenue                5,590,707    577,471   2,158,820    616,798    610,778    510,587     44,576    (273,128)   9,836,609
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
EBITDA                         514,719   (333,184)    374,698     98,220     31,571     35,589    (12,437)          -      709,176
Depreciation                  (353,728)  (131,524)   (101,528)   (16,906)   (10,043)   (22,105)      (324)          -     (636,158)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit/(loss)
  before amortization          160,991   (464,708)    273,170     81,314     21,528     13,484    (12,761)          -       73,018
Amortization                   (22,496)  (287,926)     (5,139)   (32,816)    (1,061)   (23,996)         -           -     (373,434)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit/(loss)        138,495   (752,634)    268,031     48,498     20,467    (10,512)   (12,761)          -     (300,416)
Finance costs                                                                                                             (411,745)
Income from investments                                                                                                      3,831
Share of equity accounted
  results                      134,708     (4,342)     26,899          -          -          -          -           -      157,265
Exceptional items                                                                                                            5,062
Taxation                                                                                                                  (147,814)
Minority interest                                                                                                          328,128
                                                                                                                      -------------
Net loss from continuing
  operations                                                                                                              (365,689)
                                                                                                                      -------------
Segment assets               6,499,653  1,216,332   1,627,123  6,229,928    376,471    607,215  6,250,191  (6,161,324)  16,645,589
Investment in associates       322,248         44      36,992          -          -          -          -           -      359,284
Investment in joint ventures    23,355     12,639       2,736          -          -          -          -           -       38,730
Segment liabilities          9,244,597  1,658,803   1,163,703  2,037,030    197,681    618,901  2,135,665  (6,161,324)  10,895,056
Capital expenditure             60,237    125,277      87,495    206,423     13,264     30,749      1,387           -      524,832
Amortization of
  programme and film rights*   400,584          -           -          -          -          -          -           -      400,584
* - Included in EBITDA


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

34.  BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)


                              SUBSCRIBER PLATFORMS
                            ------------------------
                                PAY                   PRINT                  BOOK     PRIVATE   CORPORATE              CONSOLIDATED
MARCH 2001                  TELEVISION   INTERNET     MEDIA    TECHNOLOGY PUBLISHING EDUCATION   SERVICES ELIMINATIONS    TOTAL
                              R'000       R'000       R'000      R'000      R'000      R'000      R'000      R'000        R'000
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
REVENUE
External                     4,557,748    410,968   1,921,851    383,084    544,657    447,231        111           -    8,265,650
Intersegmental                   7,162      7,863      45,390     65,827        142          -      5,707    (132,091)           -
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Total revenue                4,564,910    418,831   1,967,241    448,911    544,799    447,231      5,818    (132,091)   8,265,650
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
EBITDA                         341,751   (640,633)    336,764    103,837     21,816     27,466    (11,138)          -      179,863
Depreciation                  (252,636)   (91,084)    (91,643)    (4,076)    (5,997)   (18,575)       (10)          -     (464,021)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit before
  amortization                  89,115   (731,717)    245,121     99,761     15,819      8,891    (11,148)          -     (284,158)
Amortization                      (831)   (38,520)     (1,075)    (1,066)      (844)    (1,493)         -           -      (43,829)
                            ----------- ---------- ----------- ---------- ---------- ---------- ---------- ----------- ------------
Operating profit/(loss)         88,284   (770,237)    244,046     98,695     14,975      7,398    (11,148)          -     (327,987)
Finance costs                                                                                                             (301,487)
Income from investments                                                                                                        797
Share of equity results        (74,815)     2,903      12,169          -          -          -          -           -      (59,743)
Exceptional items                                                                                                          815,335
Taxation                                                                                                                  (158,344)
Minority interest                                                                                                          183,531
                                                                                                                      -------------
Net loss from continuing
  operations                                                                                                                152,102
                                                                                                                      -------------
Segment assets               4,249,550    935,023   1,512,632  9,098,490    419,334    607,835  4,589,972  (3,928,800)  17,484,036
Investment in associates       291,042        504      20,307          -          -        645          -           -      312,498
Investment in joint ventures    60,938      8,443       2,776          -          -          -     13,422           -       85,579
Segment liabilities          6,494,655  1,163,514   1,226,170  1,071,321    229,032    575,611    557,308  (3,928,800)   7,388,811
Capital expenditure             88,795    284,227      91,707    126,768     14,570     36,718         80           -      642,865
Amortization of
  programme and film rights*   263,446          -           -          -          -          -          -           -      263,446
* - Included in EBITDA


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

34.  BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

     The group operates in five main geographical areas:

     AFRICA - The group derives revenues from television platform services, print media activities, internet services, technology products and services, book publishing and private education from this region. Additionally, the Group provides internet services and generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands. The activities in the Republic of South Africa are the most significant in this segment and therefore have been presented separately.

     MEDITERRANEAN - The group generates revenue from television platform services with operations in Greece and Cyprus. Additionally, the group provides internet services and generates revenue from interactive television and technology products and services, provided by subsidiaries based in the United States of America and the Netherlands.

     ASIA - The group's activities comprise its interest in the television platform operations of UBC, based in Thailand, and internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

     UNITED STATES OF AMERICA - The group's activities comprise of a portion of services and goods rendered by the technology operations, based in the United States of America. Segment assets at March 31, 2002 and 2001 include the assets of OpenTV, which has been disposed in the current financial year.

     OTHER - includes the group's subsidiaries, providing interactive television and technology products, located mainly in the Netherlands. It also includes the assets of MIH (BVI) Limited, based in the British Virgin Islands, which mainly comprises cash and investments in Group companies.

                                AFRICA
                       -------------------------
                                                                                                                       CONSOLI-
                            SOUTH       REST OF                  MEDITER-                                               DATED
                           AFRICA       AFRICA         USA        RANEAN         ASIA        OTHER    ELIMINATIONS      TOTAL
                            R'000        R'000        R'000       R'000         R'000        R'000       R'000          R'000
                       ---------------------------------------------------------------------------------------------------------
MARCH 2003
External revenue          7,175,539    1,909,136       30,088    1,398,053      493,575      180,328           -      11,186,719
Segment assets            6,674,684    2,413,919      282,340    1,891,580      653,805    7,861,176  (7,597,660)(a)  12,179,844
Capital expenditure         309,273       61,335          854       61,735       94,867       19,875           -         547,939

MARCH 2002
External revenue          6,758,560    1,233,491       56,005    1,283,146      272,181      233,226           -       9,836,609
Segment assets            5,292,057    2,234,609    5,783,523    2,188,701      883,945    6,424,078  (6,161,324)(a)  16,645,589
Capital expenditure         203,717       33,056      160,059       15,394       67,828       44,778           -         524,832

MARCH 2001
External revenue          6,015,200      758,515       47,912    1,097,637      167,784      178,601           -       8,265,649
Segment assets            4,252,659    1,606,809    8,766,722    1,583,870    1,027,226    4,175,550  (3,928,800)(a)  17,484,036
Capital expenditure         276,095       23,455       87,478       40,048      159,378       56,411           -         642,865


     (a) Represents adjustments to the assets and liabilities of the segments relating to inter-segment loans and investments that eliminate on consolidation.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.  FINANCIAL RISK MANAGEMENT

     The group's financial instruments consist primarily of cash deposits with banks, money-market instruments, short-term investments, accounts receivable and payable, and loans to and from associates and others. The carrying value of these financial instruments approximates fair value.

     In the normal course of operations, the group is inter alia exposed to credit, foreign currency, interest rate and liquidity risks. In order to manage these risks, the group may enter into transactions that make use of financial instruments. These instruments include foreign exchange contracts and interest rate swaps. The group does not speculate or engage in the trading of financial instruments. Since the group utilizes derivative instruments for risk management, market risk relating to these derivative instruments will be offset by changes in the valuation of the underlying assets, liabilities or other transactions being hedged.

     CREDIT RISK

     Receivables consist primarily of invoiced amounts from normal trading activities and the group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers' payment history and when necessary, provision is made for both specific and general doubtful accounts. As at March 31, 2003, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.

     The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments only with major banking groups and high-quality institutions that have high credit ratings. The group's policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counter-parties that are used by the group are evaluated on a continuous basis. No losses have been experienced on such accounts. At March 31, 2003 cash and current investments were held with numerous financial institutions.

     LIQUIDITY RISK

     In terms of the articles of association of the company, no limitation is place on its borrowing capacity. The group had the following undrawn banking facilities as at March 31, 2003 and 2002:

                                                                                                   MARCH 31
                                                                                       --------------------------------
                                                                                            2003             2002
                                                                                           R'000            R'000
                                                                                       ---------------  ---------------
       On call                                                                                752,300          836,947
       Expiring within one year                                                                30,000          172,207
       Expiring beyond one year                                                                46,062                -
                                                                                       ---------------  ---------------
                                                                                              828,362        1,009,154
                                                                                       ---------------  ---------------

     The facilities expiring within one year are subject to renewal at various dates during the next year.

     INTEREST RATE AND EQUITY MARKET RISK

     As part of the process of managing the group's fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, the Group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at March 31, 2003 was as follows:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.  FINANCIAL RISK MANAGEMENT (continued)

                                                                                              Fixed more
                                                                                 Fixed 0-12     than 12
                                                     Interest-free   Floating      months       months        Total
                                                         R'000        R'000         R'000        R'000        R'000
                                                     ------------- ------------ ------------ ------------  ------------
       Long-term liabilities                              41,367      398,101    1,204,010    2,483,414     4,126,892
       % of loans                                             1%          10%          29%          60%          100%


     FOREIGN CURRENCY MANAGEMENT

     The group's functional currencies are generally the local currencies of the countries in which it operates. All transactions in currencies other than the given functional currency are recorded at the rate of exchange of the transaction. Any resulting exchange differences are included in current results. The cumulative translation effects of translating the financial statements using functional currencies other than the South African Rand to the reporting currency, are included in the foreign currency translation adjustment in shareholders' equity and are only included in net earnings upon sale or liquidation of the underlying investments.


                                                            MARCH 31, 2003                     MARCH 31, 2002
                                                   --------------------------------   --------------------------------
                                                      FOREIGN                            FOREIGN
                                                      CURRENCY                           CURRENCY
                                                       AMOUNT                             AMOUNT
                                                        '000             R'000             '000             R'000
                                                   --------------   ---------------   --------------   ---------------

       FOREIGN CURRENCY EXCHANGE COMMITMENTS
          The group had the following forward foreign currency exchange contract liabilities:

          USA dollar                                     124,334         1,487,239           80,058           689,354
          Sterling                                         1,554            21,860            3,307            48,509
          Euro                                             7,529            76,780            6,385            64,545
          Hong Kong dollar                                   533               603              784             1,103
          Australian dollar                                    -                 -              352             2,268
          Singapore dollar                                   496             2,244                -                 -
          Swiss francs                                         -                 -              959             4,702

       UNCOVERED FOREIGN LIABILITIES
          The group had the following uncovered foreign liabilities:

          USA dollar                                      41,987           331,849          158,364         1,798,186
          Sterling                                           188             2,393              179             2,890
          Dutch guilder                                        -                 -               35               183
          Swiss franc                                         53               315               26               175
          Euro                                             3,251            27,800               19               191
          Cyprus pound                                         -                 -               48               836


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.  FINANCIAL RISK MANAGEMENT (continued)

     FOREIGN EXCHANGE RATES

     The exchange rates used by the group to translate foreign entities' income statements and balance sheets are as follows:

                                                    MARCH 31, 2003                        MARCH 31, 2002
                                          -----------------------------------   -----------------------------------
                                              AVERAGE            CLOSING            AVERAGE            CLOSING
        CURRENCY (1ZAR =)                       RATE               RATE               RATE               RATE
                                          ----------------   ----------------   ----------------   ----------------

        USA dollar                                 0.1051             0.1267             0.1040             0.0880
        Cyprus pound                               0.0609             0.0689             0.0683             0.0578
        Euro                                       0.1052             0.1162             0.1218             0.1012
        Nigerian niara                            13.1443            16.1610            11.7595            10.2221
        Thai baht                                  4.4822             5.4271             4.6288             3.8345
        Chinese yuan renminbi                      0.8696             1.0484             0.8603             0.7288


     The average rates listed above are only approximate average rates for the year, as the group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, using the prevailing exchange rate at the transaction date.

36.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values were calculated as at March 31, 2003 and 2002 by using market information and other relevant valuation techniques, and do not necessarily represent the values that the group will realize in the normal course of business. The carrying amount of cash and cash equivalents approximates fair value as a consequence of the short maturities of these instruments. Marketable securities are stated at fair value. The fair value of long-term private equity investments is based on the directors' valuation. The value of forward exchange contracts is based on quoted market prices. A comparison of the carrying value and fair value of financial instruments is as follows:

                                                           MARCH 31, 2003                    MARCH 31, 2002
                                                  -------------------------------   -------------------------------
                                                     CARRYING                          CARRYING
                                                      VALUE          FAIR VALUE         VALUE          FAIR VALUE
                                                      R'000            R'000            R'000            R'000
                                                  --------------   --------------   --------------   --------------
       ASSETS:
          Cash and cash equivalents                  2,177,983        2,177,983        1,881,952        1,881,952
          Receivables                                1,514,560        1,514,560        1,925,662        1,925,662
          Marketable debt and equity securities        152,559          152,559        1,222,611        1,222,611
          Investments and loans                        733,460        1,472,619          644,006        1,572,799

       LIABILITIES
          Payables and provisions                    3,409,955        3,409,955        3,685,653        3,685,653
          Short-term loans                           1,246,645        1,266,086          849,825          849,825
          Long-term liabilities                      3,026,503        3,106,953        4,924,138        4,924,138

       OFF-BALANCE-SHEET INSTRUMENTS
          Forward exchange contracts                         -         (298,094)               -          251,859


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)


37.  RETIREMENT BENEFITS

     The group provides retirement benefits for its employees by way of various separate defined contribution pension and provident funds. All permanent employees have access to these funds. Contributions to these funds are paid on a fixed scale.

     An amount of Rand 163.2 million (2002: Rand 151.7 million) was recognized as an expense in relation to the group's retirement funds.

38.  SUBSEQUENT EVENTS

     Subsequent to March 31, 2003, Media24 Limited acquired, in terms of a put option agreement with the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited, for a purchase consideration of Rand 95 million in cash. This will increase Media24's effective financial interest in Paarl Media to 84.21%. This acquisition is not expected to have a material impact on the group's financial results.

     NetMed NV announced subsequent to March 31, 2003, that subject to the fulfillment of certain conditions precedent, it had reached an agreement with Teletypos SA, in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately Euro 6.6 million in cash and a 12.5% equity interest in NetMed NV.

39.  EQUITY COMPENSATION BENEFITS

     The following share incentive plans were in operation during the financial year:

     NASPERS LIMITED

     On August 14, 1987, the group established the Naspers Share Incentive Trust (the Naspers Plan) under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     Activity in terms of the Naspers Plan is as follows:


                                                   MARCH 31, 2003              MARCH 31, 2002             MARCH 31, 2001
                                             --------------------------- -------------------------- --------------------------
                                                             WEIGHTED                   WEIGHTED                    WEIGHTED
                                                              AVERAGE                    AVERAGE                    AVERAGE
                                                             EXERCISE                   EXERCISE                    EXERCISE
                                                SHARES      PRICE (ZAR)     SHARES     PRICE (ZAR)     SHARES      PRICE (ZAR)
                                             ---------------------------  -------------------------  -------------------------
            Outstanding at April 1              6,376,147         25.56    6,406,470         26.87     6,381,920        26.18
            Granted                             5,459,741         26.12      413,050         25.31       198,500        49.85
            Exercised                             (28,786)        21.22     (129,230)        21.22       (46,283)       26.24
            Forfeited                            (374,199)        37.06     (314,143)        25.73      (127,667)       27.98
                                             --------------------------- -------------------------- --------------------------
            Outstanding at March 31            11,432,903         26.15    6,376,147         25.56     6,406,470        26.87
                                             --------------------------- -------------------------- --------------------------

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (continued)

     The following table summarizes information about the share allotments outstanding at March 31, 2003.


                                            SHARES OUTSTANDING                            SHARES CURRENTLY EXERCISABLE
                            --------------------------------------------------------------------------------------------------
                                               WEIGHTED
                                                AVERAGE
                               NUMBER          REMAINING              WEIGHTED                               WEIGHTED
       RANGE OF EXERCISE    OUTSTANDING AT   CONTRACTUAL LIFE      AVERAGE EXERCISE    EXERCISABLE AT     AVERAGE  EXERCISE
         PRICE (ZAR)        MARCH 31, 2003       YEARS)              PRICE (ZAR)       MARCH 31, 2003       PRICE (ZAR)
   ---------------------   ----------------- -----------------    ------------------  -----------------   -----------------
     10.00  -    15.00               5,500               8.61               14.41                  -                  -
     15.01  -    20.00             171,000               9.48               18.44                  -                  -
     20.01  -    25.00           4,826,320               8.04               22.59          1,246,627              21.26
     25.01  -    30.00           4,536,629               6.59               27.54          2,240,263              26.64
     30.01  -    35.00           1,752,804               9.21               31.07             68,761              31.04
     35.01  -    40.00               6,000               4.75               39.79              6,000              39.79
     40.01  -    45.00              32,350               5.17               43.65             21,474              43.65
     45.01  -    50.00              23,500               6.67               45.13              7,830              45.13
     50.01  -    60.15              78,800               6.96               57.95             15,161              56.36
                          -----------------                                         -----------------
                                11,432,903                                                 3,606,116
                          -----------------                                         -----------------

     MEDIA24 LIMITED

     On August 31, 2000 the group established the Media24 Share Trust (the Media24 Plan) in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     MEDIA24 LIMITED (CONTINUED)

     Activity in terms of the Media24 Plan is as follows:


                                                   MARCH 31, 2003             MARCH 31, 2002             MARCH 31, 2001
                                             -------------------------- -------------------------- --------------------------
                                                            WEIGHTED                    WEIGHTED                   WEIGHTED
                                                             AVERAGE                    AVERAGE                    AVERAGE
                                                            EXERCISE                    EXERCISE                   EXERCISE
                                                SHARES     PRICE (ZAR)     SHARES      PRICE (ZAR)    SHARES      PRICE (ZAR)
                                             --------------------------  --------------------------  -------------------------
            Outstanding at April 1             7,126,267          6.75    6,238,288          6.92            -             -
            Granted                              448,830          6.62    1,374,560          6.04    6,249,068          6.92
            Forfeited                           (698,411)         6.78     (486,581)         6.92      (10,780)         6.92
                                             -------------------------- -------------------------- --------------------------
            Outstanding at March 31            6,876,686          6.74    7,126,267          6.75    6,238,288          6.92
                                             -------------------------- -------------------------- --------------------------

     The following table summarizes information about the share allotments outstanding at March 31, 2003.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (continued)


                                    SHARES OUTSTANDING
                            ------------------------------------
                                                    WEIGHTED
                                                    AVERAGE
                                  NUMBER           REMAINING
                             OUTSTANDING AT     CONTRACTUAL LIFE
   EXERCISE PRICE (ZAR)      MARCH 31, 2003        (YEARS)
  -----------------------   -----------------  -----------------
                    6.04        1,376,830                8.68
                    6.90          297,939                9.70
                    6.92        5,201,917                7.67
                          -----------------
                                6,876,686
                          -----------------


     As at March 31, 2003, no share allotments were exercisable.

     EDUCOR HOLDINGS LIMITED

     On June 12, 2001, the group established the Educor Share Incentive Scheme (the Educor Plan) in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     Activity in terms of the Educor Plan is as follows:


                                                      MARCH 31, 2003              MARCH 31, 2002
                                                --------------------------- ---------------------------
                                                                WEIGHTED                    WEIGHTED
                                                                 AVERAGE                     AVERAGE
                                                                EXERCISE                    EXERCISE
                                                   SHARES      PRICE (ZAR)     SHARES      PRICE (ZAR)
                                                --------------------------- ---------------------------
     Outstanding at April 1                       11,649,605          0.90             -             -
     Granted                                         100,000          0.90    14,535,605          0.90
     Forfeited                                    (1,102,700)         0.90    (2,886,000)         0.90
                                                --------------------------- ---------------------------
     Outstanding at March 31                      10,646,905          0.90    11,649,605          0.90
                                                --------------------------- ---------------------------


     EDUCOR HOLDINGS LIMITED (CONTINUED)

     The following table summarizes information about the share allotments outstanding at March 31, 2003:



                       SHARES OUTSTANDING
     --------------------------------------------------------------
                                                       WEIGHTED
                                                       AVERAGE
                                    NUMBER             REMAINING
      RANGE OF EXERCISE         OUTSTANDING AT       CONTRACTUAL LIFE
          PRICE (ZAR)           MARCH 31, 2003          (YEARS)
     -----------------------   -----------------  -----------------
                 0.90             10,646,905                8.29
                              -----------------
                                  10,646,905
                              -----------------


     As at March 31, 2003, no share allotments were exercisable.

     PAARL MEDIA HOLDINGS LIMITED

     On May 29, 2001, the group established the Paarl Media Holdings Share Trust (the Paarl Media Plan) in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after five years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     Activity in terms of the Paarl Media Plan is as follows:


                                                                        MARCH 31, 2003             MARCH 31, 2002
                                                                  -------------------------- --------------------------
                                                                                 WEIGHTED                    WEIGHTED
                                                                                  AVERAGE                    AVERAGE
                                                                                 EXERCISE                    EXERCISE
                                                                     SHARES     PRICE (ZAR)     SHARES      PRICE (ZAR)
                                                                  -------------------------- ---------------------------
     Outstanding at April 1                                         2,429,000         4.80             -             -
     Granted                                                        1,218,000         5.93     2,429,000          4.80
     Forfeited                                                        (28,000)        5.93             -             -
                                                                  -------------------------- --------------------------
     Outstanding at March 31                                        3,619,000         5.16     2,429,000          4.80
                                                                  -------------------------- --------------------------


     The following table summarizes information about the share allotments outstanding at March 31, 2003:


                       SHARES OUTSTANDING
     --------------------------------------------------------------
                                                      WEIGHTED
                                                      AVERAGE
                                    NUMBER           REMAINING
     RANGE OF EXERCISE          OUTSTANDING AT    CONTRACTUAL LIFE
        PRICE (R)               MARCH 31, 2003         (YEARS)
     -----------------------   -----------------  -----------------
                 4.80               2,429,000               8.50
                 5.93               1,190,000               9.25
                               -----------------
                                    3,619,000
                               -----------------


     As at March 31, 2003, no share allotments were exercisable.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     M-WEB HOLDINGS LIMITED

     On February 19, 1998, the group established the M-Web Share Trust (the M-Web Plan) under which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2003 no shares were allocated under the M-Web Plan, as it will be terminated in the future.

     Activity in terms of the M-Web Plan is as follows:


                                        MARCH 31, 2003               MARCH 31, 2002              MARCH 31, 2001
                                  ---------------------------  --------------------------- ---------------------------
                                                  WEIGHTED                     WEIGHTED                    WEIGHTED
                                                   AVERAGE                      AVERAGE                     AVERAGE
                                                  EXERCISE                     EXERCISE                    EXERCISE
                                     SHARES      PRICE (ZAR)      SHARES      PRICE (ZAR)     SHARES      PRICE (ZAR)
                                  ---------------------------  --------------------------- ---------------------------
     Outstanding at April 1           676,349          3.99     26,508,682          3.99    26,568,311          4.13
     Granted                                -             -              -             -     3,522,684          3.21
     Exercised                              -             -              -             -      (843,089)         3.54
     Cancelled                       (291,276)         4.03              -             -             -             -
     Forfeited                       (385,073)         3.83    (25,832,333)         3.99    (2,739,224)         4.51
                                  ---------------------------  --------------------------- ---------------------------
     Outstanding at March 31                -             -        676,349          3.99    26,508,682          4.13
                                  ---------------------------  --------------------------- ---------------------------

     MIH HOLDINGS LIMITED (MIHH)

     In terms of the plan, share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     In terms of a section 311 scheme of arrangement, Naspers Limited offered 1 Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2.25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Class N ordinary shares on December 20, 2002.

     Activity in terms of the MIH Holdings Plan is as follows:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)


                                               MARCH 31, 2003              MARCH 31, 2002              MARCH 31, 2001
                                        ---------------------------- --------------------------- --------------------------
                                                         WEIGHTED                    WEIGHTED                    WEIGHTED
                                                          AVERAGE                     AVERAGE                    AVERAGE
                                                         EXERCISE                    EXERCISE                    EXERCISE
                                            SHARES      PRICE (ZAR)     SHARES      PRICE (ZAR)     SHARES      PRICE (ZAR)
                                        ---------------------------- --------------------------- --------------------------
     Outstanding at April 1                11,088,429         15.25    10,138,677         17.03   10,931,936         16.18
     Granted                                  101,400          5.67     2,163,542          7.73      935,582         43.20
     Exercised                                 (6,801)         6.30      (327,627)        13.74     (759,088)        14.11
     Forfeited                               (955,605)        19.24      (886,163)        17.90     (661,813)        35.11
     Cancelled                                 (2,100)         6.25             -             -     (307,940)        56.34
                                        ---------------------------- --------------------------- --------------------------
     Outstanding at December 20, 2002      10,225,323         12.28    11,088,429         15.25   10,138,677         17.03
                                                                     --------------------------- --------------------------
     Exchanged for Naspers N
     ordinary shares                      (10,225,323)       (12.28)
     Naspers N ordinary shares received     4,544,588         30.26
     Granted                                1,178,618         23.10
     Exercised                                (17,862)        22.22
     Forfeited                               (115,223)        33.05
     Cancelled                               (275,150)        89.37
                                        ----------------------------
     Outstanding at March 31, 2003          5,314,971         23.44
                                        ----------------------------


     The following table summarizes information about the Class N ordinary share allotments outstanding at March 31, 2003:



                                             SHARES OUTSTANDING                         SHARES CURRENTLY EXERCISABLE
                          --------------------------------------------------------  ------------------------------------
                                                WEIGHTED
                                                 AVERAGE
                               NUMBER           REMAINING           WEIGHTED                                WEIGHTED
     RANGE OF EXERCISE     OUTSTANDING AT    CONTRACTUAL LIFE    AVERAGE EXERCISE     EXERCISABLE AT     AVERAGE EXERCISE
        PRICE (ZAR)        MARCH 31, 2003        (YEARS)           PRICE (ZAR)        MARCH 31, 2003       PRICE (ZAR)
     ------------------   -----------------  -----------------  ------------------  -----------------  -----------------
      6.91  -    20.00           1,019,571               6.83               13.10            261,166              10.52
     20.01  -    40.00           4,269,481               6.27               25.63          2,697,737              25.80
     40.01  -    60.00              14,264               6.13               45.04              5,462              45.78
     60.01  -   130.50              11,655               6.64              101.18                925              88.31
                          -----------------                                         -----------------
                                 5,314,971                                                 2,965,290
                          -----------------                                         -----------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     MIH (BVI) Limited

     On 25 March 1999 the group established the MIH Limited Share Trust Scheme (the MIH Limited Trust Plan) in terms of which it may award options for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

     As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3.5 Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Class N ordinary shares and Naspers ADSs.

     Activity in terms of the MIH (BVI) Limited Plan is as follows:


                                             MARCH 31, 2003              MARCH 31, 2002              MARCH 31, 2001
                                       --------------------------  -------------------------- ---------------------------
                                                      WEIGHTED                    WEIGHTED                    WEIGHTED
                                                      AVERAGE                     AVERAGE                     AVERAGE
                                                      EXERCISE                    EXERCISE                    EXERCISE
                                          SHARES      PRICE ($)       SHARES      PRICE ($)      SHARES       PRICE ($)
                                       --------------------------  -------------------------- ---------------------------
     Outstanding at April 1              4,124,160         13.30     2,784,938         17.26    1,826,249         17.41
     Granted                                     -             -     1,697,811          7.18    1,081,059         20.03
     Exercised                             (10,097)         6.54             -             -            -             -
     Forfeited                            (441,611)        14.39      (129,733)        26.94      (53,680)        16.80
     Cancelled                                   -             -      (228,856)        29.32      (68,690)        63.25
                                       --------------------------  -------------------------- ---------------------------
     Outstanding at December 20, 2002    3,672,452         11.43     4,124,160         13.30    2,784,938         17.26
                                                                   -------------------------- ---------------------------
     Exchanged for Naspers N ordinary
     shares and ADS's                   (3,672,452)       (11.43)
     Equivalent number of Naspers N
     ordinary shares received           12,853,577          3.28
     Granted                             4,125,380          2.75
     Exercised                             (29,760)         2.11
     Forfeited                            (263,810)         3.06
     Cancelled                          (2,933,100)         5.62
                                       --------------------------
     Outstanding at March 31, 2003      13,752,287          2.63
                                       --------------------------


     The following table summarizes information about the Class N ordinary share allotments outstanding at March 31, 2003:

                                         SHARES OUTSTANDING                             SHARES CURRENTLY EXERCISABLE
                          --------------------------------------------------------  ------------------------------------
                                               WEIGHTED
                                                AVERAGE
                               NUMBER          REMAINING            WEIGHTED              NUMBER           WEIGHTED
     RANGE OF EXERCISE      OUTSTANDING AT   CONTRACTUAL LIFE    AVERAGE EXERCISE      EXERCISABLE AT   AVERAGE EXERCISE
         PRICE ($)          MARCH 31, 2003       (YEARS)            PRICE ($)         MARCH 31, 2003       PRICE ($)
     -------------------   -----------------  -----------------  ------------------  -----------------  -----------------
      1.10  -     2.50           4,976,937               8.81               1.65                   -                   -
      2.51  -     5.00           8,192,700               8.23               3.00           1,776,820                3.02
      5.01  -     7.50             545,000               6.10               5.31             181,660                5.32
      7.51  -     9.96              37,650               7.07               9.71               2,030                8.89
                          -----------------                                         -----------------
                                13,752,287                                                 1,960,510
                          -----------------                                         -----------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     MINDPORT HOLDINGS LIMITED

     On October 14 , 1999 Mindport Holdings Limited established the Mindport Holdings Limited Share Trust Scheme (the MHL Plan), the Mindport Integrated Business Systems Share Trust Scheme (the MIBS Plan) and the Irdeto Access Share Trust Scheme (the IA Plan). In terms of the schemes, options of no more than 10% of the total number of ordinary shares of Mindport Holdings Limited, Mindport Integrated Business Systems BV and Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.


                                              MARCH 31, 2003               MARCH 31, 2002              MARCH 31, 2001
                                        --------------------------- ---------------------------- ---------------------------
                                                        WEIGHTED                     WEIGHTED                    WEIGHTED
                                                        AVERAGE                      AVERAGE                     AVERAGE
                                                        EXERCISE                     EXERCISE                    EXERCISE
                                           SHARES       PRICE ($)       SHARES       PRICE ($)      SHARES       PRICE ($)
                                        --------------------------- ---------------------------- ---------------------------

     ACTIVITY IN TERMS OF THE MHL PLAN
     IS AS FOLLOWS:
     Outstanding at April 1                1,017,609           9.22     1,110,009           9.22    1,153,441           9.22
     Granted                                       -              -             -              -            -              -
     Exercised                                     -              -       (71,760)          9.22      (38,372)          9.22
     Forfeited                              (111,910)          9.22       (20,640)          9.22       (5,060)          9.22
     Cancelled                              (115,505)          9.22             -              -            -              -
                                        --------------------------- ---------------------------- ---------------------------
     Outstanding at March 31                 790,194           9.22     1,017,609           9.22    1,110,009           9.22
                                        --------------------------- ---------------------------- ---------------------------

     ACTIVITY IN TERMS OF THE MIBS PLAN
     IS AS FOLLOWS:
     Outstanding at April 1                  183,207           9.04       215,167           9.04      154,895           8.83
     Granted                                       -              -             -              -      134,348           9.48
     Forfeited                               (79,420)          9.23       (31,960)          9.04      (74,076)          9.40
                                         --------------------------- ---------------------------- ---------------------------
     Outstanding at March 31                 103,787           8.90       183,207           9.04      215,167           9.04
                                         --------------------------- ---------------------------- ---------------------------

     ACTIVITY IN TERMS OF THE IA PLAN IS
     AS FOLLOWS:
     Outstanding at April 1                  595,359          11.50       553,560          11.17      254,703           8.30
     Granted                                 337,918           9.13       136,044          12.35      299,747          13.60
     Exercised                                     -              -       (71,694)         10.15            -              -
     Forfeited                               (67,137)         12.71       (22,551)         12.79         (890)          8.30
                                         --------------------------- ---------------------------- ---------------------------
     Outstanding at March 31                 866,140          10.48       595,359          11.50      553,560          11.17
                                         --------------------------- ---------------------------- ---------------------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     MINDPORT HOLDINGS LIMITED (CONTINUED)

     The following table summarizes information about the share allotments outstanding at March 31, 2003:


      RANGE OF EXERCISE PRICE ($)         NUMBER OUTSTANDING AT MARCH 31, 2003      REMAINING CONTRACTUAL LIFE (YEARS)
     ---------------------------------  -----------------------------------------  -------------------------------------
     MHL          MIBS           IA          MHL           MIBS           IA           MHL          MIBS          IA
     -------- ------------ -----------  ------------- -------------  ------------  -----------  -----------  -----------

        9.22         8.83        7.90        790,194        93,065       249,237         6.54         6.54         9.71
           -         9.50        8.30              -        10,722       237,815            -         7.37         6.54
           -            -       12.00              -             -        53,709            -            -         7.38
           -            -       12.70              -             -        83,237            -            -         8.88
           -            -       14.00              -             -       186,323            -            -         7.75
           -            -       14.80              -             -        55,819            -            -         8.58
                                        ------------- -------------  ------------
                                             790,194       103,787       866,140
                                        ------------- -------------  ------------


     At March 31, 2003 the following shares were exercisable:

            EXERCISE PRICE ($)            SHARES EXERCISABLE AT MARCH 31, 2003
     ---------------------------------  -----------------------------------------
     MHL          MIBS           IA          MHL           MIBS            IA
     -------- ------------ -----------  ------------- -------------  ------------

        9.22         8.83        8.30       413,391        31,917         79,235

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.  EQUITY COMPENSATION BENEFITS (CONTINUED)

     M-WEB CHINA (BVI) LIMITED AND M-WEB THAILAND (BVI) LIMITED

     On May 14, 2000 M-Web China (BVI) Limited established the M-Web China
     (BVI) Limited Share Trust and M-Web Thailand (BVI) Limited established the M-Web Thailand (BVI) Limited Share Trust. In terms of the schemes, options of no more than 15% of the total number of ordinary shares of M-Web China
     (BVI) Limited and M-Web Thailand (BVI) Limited, respectively may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the options generally vest at the anniversary of each of the first, second, third and fourth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2003 no shares were allotted in terms of these schemes, as they will be terminated in future.

     Activity in terms of the M-Web China (BVI) Limited Plan is as follows:


                                              MARCH 31, 2003              MARCH 31, 2002              MARCH 31, 2001
                                        --------------------------- --------------------------- --------------------------
                                                        WEIGHTED                    WEIGHTED                   WEIGHTED
                                                         AVERAGE                     AVERAGE                    AVERAGE
                                                        EXERCISE                    EXERCISE                   EXERCISE
                                           SHARES       PRICE ($)      SHARES       PRICE ($)      SHARES      PRICE ($)
                                        --------------------------- --------------------------- --------------------------

     Outstanding at April 1                2,018,311          1.00     2,705,293          1.00             -            -
     Granted                                       -             -             -             -     2,910,271         1.00
     Forfeited                              (563,958)         1.00      (686,982)         1.00      (204,978)        1.00
     Cancelled                            (1,454,353)         1.00             -             -             -            -
                                        --------------------------- --------------------------- --------------------------
     Outstanding at March 31                       -             -     2,018,311          1.00     2,705,293         1.00
                                        --------------------------- --------------------------- --------------------------

     Activity in terms of the M-Web Thailand (BVI) Limited Plan is as follows:

                                              MARCH 31, 2003              MARCH 31, 2002              MARCH 31, 2001
                                        --------------------------- --------------------------- --------------------------
                                                        WEIGHTED                    WEIGHTED                   WEIGHTED
                                                         AVERAGE                     AVERAGE                    AVERAGE
                                                        EXERCISE                    EXERCISE                   EXERCISE
                                           SHARES       PRICE ($)      SHARES       PRICE ($)      SHARES      PRICE ($)
                                        --------------------------- --------------------------- --------------------------

     Outstanding at April 1                1,960,541          1.00     2,130,535          1.00             -            -
     Granted                                       -             -             -             -     2,230,531         1.00
     Forfeited                              (440,987)         1.00      (169,994)         1.00       (99,996)        1.00
     Cancelled                            (1,519,554)         1.00             -             -             -            -
                                        --------------------------- --------------------------- --------------------------
     Outstanding at March 31                       -             -     1,960,541          1.00     2,130,535         1.00
                                        --------------------------- --------------------------- --------------------------


     MIH QQ (BVI) LIMITED

     On February 23, 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust (the QQ Plan), in terms of which it can award options, but for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. A total of 32,000 shares were granted to employees at U.S. $34 per share. At March 31, 2003 no share allocations were exercisable.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL
     STATEMENTS (CONTINUED)

40. Differences between South African Statements of Generally Accepted Accounting Practice and United States Generally Accepted Accounting Principles

     The group's consolidated annual financial statements are prepared in accordance with statements of Generally Accepted Accounting Practice in South Africa (SA GAAP), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Such differences include methods for measuring and presenting the amounts shown in the consolidated annual financial statements, as well as additional disclosures required by US GAAP. The principle differences between SA GAAP and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net (loss)/income for each of the three years ended March 31, 2003, 2002 and 2001 and total shareholders' equity as at the years ended March 31, 2003 and 2002. During fiscal year 2003, the group's interest in OpenTV, which included Spyglass and Static, was sold. The shareholders' equity impact of all adjustments related to OpenTV have been removed from the March 31, 2003 reconciliation of US GAAP shareholders' equity and also from the reconciliation of US GAAP net loss for the year ended March 31, 2003. All the US GAAP effects related to the operations and sale of OpenTV have been included in "Discontinuing operations." A consolidated income statement prepared in accordance with US GAAP and presenting OpenTV as a discontinuing operation has been presented on page xx.



                                                                                           MARCH 31
                                                                     ------------------------------------------------------
                                                                          2003               2002               2001
                                                                          R'000              R'000              R'000
                                                                     ----------------   ----------------   ----------------

     NET INCOME/(LOSS) UNDER SA GAAP                                         325,761         (1,923,250)           999,928

     US GAAP ADJUSTMENTS:

     (a)  Business combinations                                                    -         (2,316,770)        (1,066,888)
                                                                     ------------------------------------------------------
          (i)   Date of acquisition                                                -                  -            137,755
          (ii)  Value of purchase consideration                                    -         (2,299,287)        (1,204,643)
          (iv)  Acquired in-process research and development                       -            (17,483)                 -
                                                                     ------------------------------------------------------
     (b)  Reinstatement of goodwill written off to reserves                        -           (971,430)        (1,092,616)
     (c)  Reinstatement of other intangible assets written off
          to reserves                                                       (159,913)          (229,503)          (263,507)
     (d)  Impairment of goodwill                                            (122,920)        (5,469,895)                 -
     (e)  Impairment of other intangible assets                              (50,136)                 -           (416,722)
     (f)  Purchase of minority interests (successive acquisition), net        15,892                  -                  -
     (g)  Stock based compensation                                           (14,959)          (103,391)           (64,717)
     (h)  Provision for teach out costs                                      (21,386)            52,261                  -
     (i)  Write-back of asset impairment                                       1,284            (10,269)           (19,063)
     (j)  Performance warrants                                                     -                  -            (11,800)
     (k)  Amortization of goodwill and other intangible assets with
          indefinite lives                                                   183,426                  -                  -
     (l)  Adjustment to dilution gains/(losses)                                  122           (253,592)         7,891,373
     (m)  Unrealized gains and losses on marketable securities                 7,613           (179,268)           137,554
     (n)  Derivative financial instruments                                  (794,138)           232,476                  -
     (o)  Post-retirement employee benefits                                  (27,329)           (34,200)           (31,800)
     (p)  Software and website development costs                              (2,512)              (504)             6,815
     (q)  Discontinuing operations                                           (74,610)                 -                  -
          Effect of adjustments on taxation                                  185,688            110,198            181,434
          Effect of adjustments on minority interests                        186,577          5,850,172         (4,995,490)
                                                                     ------------------------------------------------------
     (LOSS)/INCOME UNDER US GAAP BEFORE CHANGE
     IN ACCOUNTING PRINCIPLE                                                (361,540)        (5,246,965)         1,254,501

     (d)  Cumulative effect of change in accounting principle               (531,520)            18,434                  -
                                                                     ------------------------------------------------------
     NET (LOSS)/INCOME UNDER US GAAP                                        (893,060)        (5,228,531)         1,254,501
                                                                     ------------------------------------------------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                                     MARCH 31
                                                                                        ----------------------------------
                                                                                             2003              2002
                                                                                            R'000              R'000
                                                                                        ---------------   ----------------

     TOTAL SHAREHOLDERS' EQUITY UNDER SA GAAP                                                3,511,094          1,386,416

     US GAAP ADJUSTMENTS:

     (a)  Business combinations                                                               (346,746)         4,884,517
                                                                                        ----------------------------------
          (i)  Date of acquisition                                                             168,541            168,541
          (ii) Value of purchase consideration                                                 (12,742)         5,237,110
          (iii)Exchange of non-monetary assets                                                (502,545)          (502,545)
          (iv) Acquired in-process research and development                                          -            (18,589)
                                                                                        ----------------------------------
     (b)  Reinstatement of goodwill written off to reserves                                  2,142,337          2,938,259
     (c)  Reinstatement of other intangible assets written off to reserves                     449,490            609,404
     (d)  Impairment of goodwill                                                            (1,526,114)        (5,469,895)
     (e)  Impairment of other intangible assets                                               (466,858)          (416,722)
     (f)  Purchase of minority interests (successive acquisition), net                        (470,748)                 -
     (g)  Stock based compensation                                                             (69,547)          (350,006)
     (h)  Provision for teach out costs                                                         30,874             52,261
     (i)  Write-back of asset impairment                                                       (19,471)           (33,762)
     (j)  Performance warrants                                                                       -           (220,837)
     (k)  Amortization of goodwill and other intangible assets with indefinite lives           183,426                  -
     (l)  Adjustment to dilution losses                                                       (268,286)          (869,554)
     (n)  Derivative financial instruments                                                    (647,721)           470,156
     (o)  Post-retirement employee benefits                                                    (19,329)             8,000
     (p)  Software and website development costs                                                 7,086              9,599
          Effect of adjustments on taxation                                                    468,559            282,871
          Effect of adjustments on minority interests                                         (178,948)          (131,469)

                                                                                        ----------------------------------
     TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP                                                2,779,098          3,149,238
                                                                                        ----------------------------------


     (a)    Business combinations

     Under both SA GAAP and US GAAP, the acquisitions of the group have been accounted for under the purchase method. Both SA GAAP and US GAAP require the purchase consideration to be allocated to the identifiable net assets acquired at their fair value at the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets acquired recorded as goodwill. Certain differences between SA GAAP and US GAAP in the application of the purchase method of accounting for business combinations arise as set out below:

          (i) Date of acquisition

          Under SA GAAP, prior to the implementation of AC131 "Business Combinations", the date on which earnings of an acquired entity were included in the group's consolidated results of operations could be based on an effective date identified in the acquisition agreement when management control is ceded. Under US GAAP, when regulatory approval or other substantive conditions precedent exist, the consummation of the acquisition is not considered effective until such conditions are satisfied and irrevocable control of the company is obtained. This adjustment includes the effect of reversing the results of operations and impact on shareholders' equity for the

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          period for which the acquired entities would not have been consolidated under US GAAP. The impact on goodwill and other intangible assets as a result of the different dates of acquisition under US GAAP, net of accumulated amortization, are included separately in notes (b) and (c) below.

          (ii)  Value of purchase consideration

          Under SA GAAP, the value of the OpenTV shares issued as consideration for the Spyglass acquisition in fiscal year 2001 and the value of the additional 18.59% interest Naspers acquired in M-Web Holdings Limited in fiscal year 2002 in exchange for Class N ordinary shares were measured using the market value of the respective shares on the consummation dates of the transactions. Under US GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of OpenTV options issued to replace Spyglass options is recorded as part of the purchase consideration, based on the fair value of the options outstanding at the acquisition date. As a result, the value of the purchase consideration and the related dilution gain (refer to (l) below) under US GAAP was Rand 8.0 billion higher than SA GAAP for the Spyglass acquisition. The value of the purchase consideration was Rand 15.6 million lower for the M-Web transaction than that recorded under SA GAAP. The difference in the value of the purchase consideration was allocated to goodwill under US GAAP and was being amortized over five years prior to the adoption of FAS 142 on April, 1 2002. Accordingly, this adjustment includes the additional goodwill amortization charge of Rand nil (2002: Rand 2.3 billion, 2001: Rand
          1.2 billion), before minority interest of Rand nil (2002: Rand 1.9 billion, 2001: Rand 1.0 billion).

          (iii) Exchange of non-monetary assets

          In March 2000, the group completed the second phase of a marketable securities swap based on a previously agreed exchange ratio with a third-party to exchange shares the group held in M-Cell Limited for shares in MIH Holdings Limited and M-Web Holdings Limited. Under SA GAAP, the gain recorded and cost of investments acquired were based on the value of the shares received. Under US GAAP, the gain recorded and cost in the investments acquired were based on the market value of the shares surrendered on the dates that the exchanges were consummated. This adjustment decreases the goodwill recognized under SA GAAP by Rand 502.5 million which has been reinstated under US GAAP (refer to note (b)).

          (iv) Acquired in-process research and development

          In July 2001, a subsidiary of the group completed the acquisition of a 100% interest in Static. Under US GAAP, the Rand 17.5 million (before minority interest of Rand 14.6 million) identified as in-process research and development from the acquisition is charged to expenses in fiscal year 2002 since the projects had not yet reached technological feasibility and had no future alternative use.

     (b)    Reinstatement of goodwill written off against reserves

     Under SA GAAP, prior to the implementation of AC131 "Business combinations", goodwill recorded on acquisitions prior to April, 1 2000 was written off against reserves in the year of acquisition. For purposes of US GAAP prior to the adoption of FAS 142, "Goodwill and other intangible assets", all goodwill written off against reserves under SA GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight-line method over its estimated useful life of three to five years. This adjustment to goodwill also reverses the amortization charge of goodwill recorded under SA GAAP relating to the post July 1, 2001 acquisition of Static of Rand 48.8 million (before minority interest of Rand 40.8 million) and the goodwill related to the acquisition of an additional interest in M-Web of Rand 7.8 million (before minority interest of Rand 4.5 million). Upon adoption of FAS 142 on April, 1 2002, the group no longer amortizes goodwill and tests goodwill by reporting unit annually for impairment.

     (c) Reinstatement of other intangible assets written off against reserves

     Under SA GAAP, prior to the implementation of AC129 "Intangible assets", patents, trademarks, title rights and similar other intangible assets acquired before April, 1 2000 were written off against reserves in the year of acquisition. Under US GAAP, all other intangible assets written off against reserves have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. Upon adoption of FAS 142 on April, 1 2002, none of the reinstated other intangible assets previously written off against reserves were determined to have an indefinite life and therefore all other intangible assets will continue to be amortized over their remaining estimated useful lives. This adjustment represents the capitalization of intangible assets, other than goodwill, written off against reserves prior to April, 1 2000, net of accumulated amortization to that date, and the

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     additional amortization charge of Rand 159.9 million (2002: Rand 229.5 million, 2001: Rand 263.5 million) before minority interest of Rand nil million (2002: Rand 52.1 million, 2001: Rand 133.2 million).

     (d)    Impairment of goodwill

     As at September 30, 2002, the group performed the transitional impairment test required under FAS 142 and compared the carrying value of each reporting unit to its fair value, which was based on discounted cash flows or market values for listed companies. Upon completion of the transitional test, the Group recorded an initial goodwill impairment of Rand 531.5 million related to mainly goodwill in the group's internet operating segment and recorded this as a cumulative effect of change in accounting principle. The group also completed the annual impairment test required under FAS 142 as at March 31, 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value. A goodwill impairment charge of Rand 122.9 million was recorded mainly related to goodwill in the group's internet segment.

     The group recorded a goodwill impairment charge of Rand 4.6 billion, before minority interest of Rand 3.8 billion, under SA GAAP for the year ended March 31, 2002 that related solely to OpenTV. As a binding sales agreement was reached for the sale of OpenTV on May 8, 2002, the net selling price was used in the determination of the goodwill impairment charge. Such charge reduced the goodwill held by OpenTV by Rand 4.6 billion from its carrying value of Rand 6.9 billion to Rand 2.3 billion, after which the group's interest in the net assets of OpenTV equaled the agreed net selling price of Rand 1.9 billion.

     At March 31, 2002, the total net asset value of OpenTV under US GAAP exceeded that under SA GAAP by Rand 8.6 billion, mainly related to the additional goodwill recorded in connection with the OpenTV's acquisition of Spyglass (refer to item (a)(ii)). Under US GAAP, a goodwill impairment charge was recorded during the year ended March 31, 2002, as the carrying value of goodwill held by OpenTV exceeded its expected undiscounted cash flows. The impairment charge recorded was Rand 8.6 billion (less minority interest of Rand 7.2 billion), which represented the difference between the expected discounted cash flows and the US GAAP carrying value of OpenTV. The goodwill impairment adjustment of Rand 4.0 billion (less minority interest of Rand 3.4 billion) included in the reconciliation between SA GAAP and US GAAP represents the reversal of the goodwill impairment charge of Rand 4.6 billion (less minority interest of Rand 3.8 billion) recorded under SA GAAP and the inclusion of the goodwill impairment charge recorded under US GAAP. In addition to this amount is a further Rand 1.5 billion (less minority interest of Rand 42.3 million) impairment charge that relates to goodwill resulting from the group's purchases of interests in MIH LIMITED and MIH HOLDINGS LIMITED which have been attributed to their respective interests in OpenTV.

     (e)     Impairment of other intangible assets

     Under both SA GAAP and US GAAP, the carrying value of other intangible assets is reviewed whenever changes in circumstances indicate that the historical carrying value may not be appropriate. Intangible assets that were written off to reserves prior to April, 1 2000 under SA GAAP were reinstated as assets under US GAAP. For certain of the reinstated intangible assets in the group's private education segment, the carrying value as at March 31, 2003 and March 31, 2001 exceeded the estimated future cash flows expected to result from these assets and therefore an impairment charge of Rand 50.1 million (less minority interest of Rand nil) and Rand 416.7 million (less minority interest of Rand 268.2 million) is included in fiscal years 2003 and 2001, respectively, to adjust the carrying value of these assets to their fair value.

     (f)    Purchase of minority interests (successive acquisition), net

     As discussed in note 3, in December 2002 Naspers issued a total of 137,066,606 N ordinary shares to acquire the remaining minority interests in MIH Limited and MIH Holdings Limited that it did not already own. As the purchase of the minority interest was an increase in the existing ownership, the results of the operations of MIH Limited and MIH Holdings Limited were already included within the consolidated income statement. The minority interest from April, 1 2002 to December 31, 2002 was Rand
     43.6 million.

     The following tables reflect the reconciliation of the total consideration for MIH Limited and MIH Holdings Limited, the allocation of the excess of purchase consideration over the net assets acquired accounted for under US GAAP and the US GAAP purchase accounting adjustments:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                                               R'000
                                                                                                          ----------------

     Market value of shares issued                                                                              2,399,851
     Fair value of options issued                                                                                   2,437
     Direct acquisition costs                                                                                      52,312
                                                                                                          ----------------
     Total consideration                                                                                        2,454,600
     Net assets acquired                                                                                          906,562
                                                                                                          ----------------
     Excess of purchase consideration over the net assets acquired                                              1,548,038
                                                                                                          ----------------
     US GAAP purchase accounting adjustments:

     Transmission equipment - leased                                                                              122,313
     Subscriber base                                                                                              518,493
     Brand names                                                                                                  276,395
     Patents and technology                                                                                             -
     Capitalised finance leases                                                                                  (122,313)
     Goodwill                                                                                                     570,780
     Investment in associated companies                                                                           159,022
     Investment in joint ventures                                                                                 219,181
     Deferred taxation on adjustments                                                                            (195,833)
                                                                                                          ----------------
     Excess of purchase consideration over the net assets acquired                                              1,548,038


     Direct acquisition costs of Rand 52 million, which have been capitalized to the purchase price, consisted of professional and legal fees.

     The amortization periods of assets assigned from the excess of purchase consideration under US GAAP are:

         Transmission equipment - leased      over the remaining lease period
         Subscriber base                      8 years
         Patents and technology               5 years
         Brand names                          not amortized
         Goodwill                             not amortized

     The impact of these adjustments on the reconciliation of net income and shareholders' equity, including impact of translation difference, between SA GAAP and US GAAP for the purchase of minority interests (successive acquisition) are as follows:


                                                                                                           MARCH 31, 2003
                                                                                                               R'000
                                                                                                          ----------------

     Difference between net income under SA GAAP and US GAAP
     (aa) Goodwill amortisation                                                                                    15,264
     (bb) Brand name amortisation                                                                                   4,079
     (cc) Patents and technology amortisation                                                                       5,039
     (dd) Subscriber base amortisation                                                                            (16,052)
     (ee) Effect of adjustments on equity accounted results                                                         3,116
          Effect of adjustments on deferred taxation                                                                4,446
                                                                                                          ----------------
     Total difference between net income under SA GAAP and US GAAP related to acquisition of
     minority interests                                                                                            15,892
                                                                                                          ----------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


                                                                                                           MARCH 31, 2003
                                                                                                               R'000
                                                                                                          ----------------
     Effect on shareholders' equity between SA GAAP and US GAAP
     (aa) Goodwill                                                                                               (598,982)
     (bb) Brand names                                                                                             (50,036)
     (cc) Patents and technology                                                                                  (92,708)
     (dd) Subscriber base                                                                                         495,070
     (ee) Effect of adjustments on equity accounted investments                                                   (86,507)
          Effect of adjustments on deferred taxation                                                             (137,585)
     Total difference of cumulative effect on shareholders' equity between SA GAAP and US GAAP
       related to acquisition of minority interests                                                       ----------------
                                                                                                                 (470,748)
                                                                                                          ----------------

     (aa)  Goodwill

     Under SA GAAP the total purchase consideration in a business combination includes the market value of shares issued determined on the date the shares are exchanged, effective in this transaction as at December 20, 2002, as well as direct acquisition costs related to the purchase. Under US GAAP the total purchase consideration includes the average market value of shares issued and the average market value of options issued to replace employee options acquired determined a few days before and after the acquisition is announced, determined to be September 26, 2002, as well as direct acquisition costs. Since goodwill is composed of the remainder of the excess purchase price not allocated to the fair values of other identified tangible and intangible assets and liabilities, the goodwill under US GAAP and SA GAAP differs initially by Rand 758.5 million based on the determination of differences in purchase consideration as well as due to differences in the net book values of minority interests acquired recorded under SA GAAP and US GAAP. Additionally, under SA GAAP goodwill is amortized over its estimated useful life not exceeding 20 years, whereas under US GAAP goodwill is not amortized.

     (bb) Brand names

     The value of brand names acquired has been calculated similarly between SA GAAP and US GAAP, however under SA GAAP other intangible assets are limited to amortization period of 20 years, whereas under US GAAP the brand names acquired were determined to have indefinite lives and therefore are not amortized.

     (cc) Patents and technology

     The value of patents and technology acquired has been calculated similarly between SA GAAP and US GAAP, however the underlying book values in the entities in which these assets are generated and the allocation of excess purchase price differ between SA GAAP and US GAAP and therefore the value under US GAAP is less by Rand 106 million at the date of acquisition, amortization expense is less by Rand 5.0 million and the foreign currency translation loss is less by Rand 8.3 million for the year ended March 31, 2003.

     (dd) Subscriber base

     Under US GAAP the subscriber bases acquired in the successive acquisition have been considered to be non-contractual customer relationships since the average contract period for subscribers is approximately one to three months. However, based on historical evidence the group expects the economic useful lives of these subscribers to be approximately eight years. Under SA GAAP, other intangible assets can only be separately recorded if, among other conditions, the group is able to control the asset. Since the period of control over the subscriber is limited, the group has determined that the value of subscriber bases acquired cannot be separately recorded apart from goodwill.

     (ee) Effect of adjustments on equity accounted investments

     The allocation of the excess purchase consideration related to the successive acquisition was also undertaken for the group's investments in associates and joint ventures. This excess was allocated based on the differences between the assessed fair value of assets and liabilities acquired and the underlying net book value accounted for under US GAAP. This difference was allocated to the respective assets and is amortized over the estimated useful lives of the underlying assets in those entities, if applicable.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Pro forma information on acquisition of MIH Holdings Limited and MIH Limited minorities

     The unaudited pro forma consolidated financial information gives pro forma effects as at April, 1 2001 and for the years ended on March 31, 2002 and 2003 to illustrate the effects of:

     o The issuance of 115,816,120 Class N ordinary shares to acquire the remaining minority interests in MIH Limited and MIH Holdings Limited and the issuance of 21,250,486 Class N ordinary shares to acquire the shares held by the MIH Limited and MIH Holdings Limited share trusts.

     The unaudited pro forma consolidated information has been prepared by applying pro forma adjustments to the historical consolidated financial information of Naspers in conformity with SA GAAP and US GAAP. The pro forma consolidated income statements have been adjusted to reflect the acquisition of the MIH Holdings Limited and MIH Limited minority interests as at April, 1 2001. These pro forma adjustments exclude foreign exchange movements relating to the transaction. Profit on foreign exchange relating to the transaction (Rand 1.2 million), included in finance costs for the current year, has consequently been reversed. This is done to ensure consistent treatment. These unaudited pro forma results have been prepared for comparative purposes only, and do not purport to be indicative of the results of operations, which would have resulted had the acquisitions taken place on April, 1 2001.

     Selected income statement information under SA GAAP is presented below:


                                                                    PRO FORMA                     PRO FORMA
                                                                  MARCH 31, 2003                MARCH 31, 2002
                                                                       R'000                         R'000
                                                               --------------------           ------------------

     REVENUE                                                           11,186,719                     9,836,609
     LOSS BEFORE EXCEPTIONAL ITEMS                                       (114,280)                     (669,591)
     NET INCOME/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS                       357,159                    (4,415,921)

     EARNINGS/(LOSS) PER N ORDINARY SHARE - BASIC (CENTS)                     136                        (1,689)


     Selected income statement information under US GAAP is presented below:


                                                                    PRO FORMA                     PRO FORMA
                                                                  MARCH 31, 2003                MARCH 31, 2002
                                                                       R'000                         R'000
                                                               --------------------           ------------------
     REVENUE                                                           11,208,593                     9,861,412
     LOSS BEFORE EXCEPTIONAL ITEMS                                     (1,537,208)                   (2,613,570)
     NET LOSS ATTRIBUTABLE TO SHAREHOLDERS                               (889,583)                   (9,206,535)

     LOSS PER N ORDINARY SHARE - BASIC (CENTS)                               (338)                       (3,521)


     (g)    Stock based compensation

     Under SA GAAP, the group does not recognize compensation expense for employee share option and share purchase plans. For US GAAP purposes, the group accounts for its share options granted to employees under Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (FAS 123). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at the grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. For the year ended March 31, 2003 the group recorded a compensation charge relating to options issued to employees of Rand 11.4 million (2002: Rand 104.6 million, 2001: Rand 62.2 million) before minority interest of Rand 3.3 million (2002: Rand 67.7 million, 2001: Rand 89.4 million). For the year ended March 31, 2003, the group recorded a compensation charge of share options issued to non-employees of Rand 3.6 million (2002: income of Rand 1.2 million, 2001: charge of Rand
     2.5 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     (g)    Stock based compensation (continued)

     As permitted by FAS 123, for purposes of US GAAP, the group applies Accounting Principles Board (APB) Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Had compensation costs for the group's share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the group's net (loss)/income and net (loss)/income per share under US GAAP would have decreased/(increased) to the pro forma amounts indicated below:

                                                                      2003               2002              2001
                                                                ----------------   ---------------   ----------------
                                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
Net (loss)/income                         As reported                  (893,060)       (5,228,531)         1,254,501
                                          Pro forma                    (890,007)       (5,280,322)         1,236,817
Net (loss)/income per N ordinary share    As reported                     (5.06)           (35.89)              8.97
                                          Pro forma                       (5.04)           (36.24)              8.84


     (h)    Provision for teach-out costs

     As discussed in note 28, the group approved a formal plan to terminate the operations of Lyceum College in September 2001. Due to the contractual obligations with the students that existed prior to the approval date, the Group implemented a teach-out program that will allow the currently enrolled students to complete the courses. All outstanding courses under the teach-out program are expected to be completed by 31 March 2005. Under SA GAAP, a provision was established for all costs related to providing services under the existing contracts during the teach-out period. Under US GAAP, costs that will result in future benefit after the commitment date of an activity that will not continue are required to be expensed in the period they are incurred. This adjustment represents a reversal of the portion of the provision that is not eligible for accrual at March 31, 2003 and 2002 and to expense the cost as incurred under US GAAP.

     (i)    Write-back of asset impairment

     During the years ended March 31, 2002 and 2001, the group reversed impairments of long-term assets under SA GAAP. Under US GAAP, impairment write-downs cannot be subsequently written back up to their historical carrying amounts. This adjustment eliminates the impairment reversal as recorded under SA GAAP and reverses subsequent depreciation recorded under SA GAAP on the higher asset balance.

     (j)   Performance warrants

     In November 1999, OpenTV issued warrants, related to the provision of services, to a third party to purchase its Class A ordinary shares. Under US GAAP, the fair value of the warrants was recorded as an expense during the years ended March 31, 2001 and 2000. Under SA GAAP no such expense is required to be recorded. The fair value of the warrants, which remain outstanding, is recorded as a liability in the consolidated financial statements as at March 31, 2002. In August 2002 OpenTV was sold and any remaining liabilities settled in the calculation of profit on sale.

     (k) Amortization of goodwill and other intangible assets with indefinite lives

     Under SA GAAP, after the implementation of AC131, goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives. Following the adoption of FAS 142 on April, 1 2002, goodwill and other intangible assets with indefinite useful lives are no longer amortized under US GAAP, but reviewed annually for impairment. Intangible assets not subject to amortization include brand names of Rand 266.9 million at March 31, 2003 acquired in the purchase of minority interests. The 2003 amortization charge on goodwill and intangible assets with indefinite lives recognized for SA GAAP has been reversed for US GAAP purposes. The impact of not amortizing goodwill on net (loss)/income for prior years is summarized below:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


                                                                                                   MARCH 31
                                                                                      ----------------------------------
                                                                                           2002              2001
                                                                                          R'000              R'000
                                                                                      ---------------   ----------------
     NET (LOSS)/INCOME
     Net (loss)/income as reported under US GAAP                                          (5,228,531)         1,254,501
     Add back: goodwill amortization                                                       1,386,303          1,170,421
                                                                                      ---------------   ----------------
     NET (LOSS)/INCOME UNDER US GAAP ADJUSTED FOR SFAS 142                                (3,842,228)         2,424,922
                                                                                      ---------------   ----------------
     BASIC AND DILUTED (LOSS)/PROFIT PER N ORDINARY SHARE:
     Net (loss)/income per share as reported under US GAAP                                    (35.89)              8.97
     Add back: goodwill amortization                                                            9.52               8.37
     BASIS AND DILUTED (LOSS)/PROFIT PER N ORDINARY SHARE AS REPORTED UNDER
     US GAAP ADJUSTED FOR SFAS 142                                                    ---------------   ----------------
                                                                                              (26.37)             17.34
                                                                                      ---------------   ----------------


     The estimated aggregate amortization expense for other intangible assets with finite lives including title rights, subscriber base, intellectual property rights and patents and technology under US GAAP for each of the five succeeding years, is as follows:


                                                                                                             R'000
                                                                                                        ----------------
     12 months to:
     31 March 2004                                                                                              222,800
     31 March 2005                                                                                              221,701
     31 March 2006                                                                                              187,267
     31 March 2007                                                                                               70,953
     31 March 2008                                                                                               63,369


     (l)    Adjustment to dilution (losses)/gains

     During the years ended March 31, 2002 and 2001, certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the group's ownership in these entities. The most significant of these transactions was the acquisition of Spyglass (refer to (a)(ii)) in the year ended March 31, 2001 and Static in the year ended March 31, 2002. Under SA GAAP, the group has recorded dilution (losses)/gains resulting from these transactions as the value received for the subsidiaries' shares issued were (less than)/greater than the group's carrying value prior to the transactions. Generally, the calculation of, and accounting for, dilution gains and losses is similar under US GAAP as it is under SA GAAP. However, the calculation of the dilution gain or loss under US GAAP is determined using the carrying value of the subsidiaries' net assets based on US GAAP and the fair value of purchase consideration, as determined under US GAAP, either of which may differ with SA GAAP.

     (m)   Unrealized gains and losses on marketable securities

     Under SA GAAP the Group records unrealized gains and losses on marketable debt and equity securities in the income statement. Under US GAAP, FAS 115, "Accounting for certain investments in debt and equity securities" requires that unrealized gains and losses be recorded within shareholders' equity as a component of Other Comprehensive Income until they are realized. During fiscal year 2001 the group wrote down marketable securities to their current market value. Under SA GAAP the write-down to current market value was included in determination of net income for the year ended March 31, 2001. The investments to which these unrealized losses referred were sold during fiscal year 2002 and therefore this adjustment reverses the unrealized loss recorded in Other Comprehensive
     (Loss)/Income under US GAAP to net loss under US GAAP. As at March 31, 2003, the group recorded unrealized profits on its marketable equity securities in the income statement which has been reversed to other comprehensive income under US GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


     (n)    Derivative financial instruments

     Under SA GAAP, the Group is not required to adopt AC133 "Financial instruments: recognition and measurement", as allowed, until April, 1 2003. For US GAAP purposes, FAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138 was adopted by the group as at April, 1 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other Comprehensive
     (Loss)/Income, and recognized in earnings when the hedged item is recognized in earnings. FAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

     The group has designated all of its derivative instruments as either fair value or cash flow hedges under FAS 133. The cumulative effect of adopting FAS 133 resulted in an adjustment to opening equity of Rand 42.4 million (after minorities of Rand 38.5 million) at April, 1 2001. The cumulative effect of the change in accounting principle related to the fair value of cash flow hedges was recorded as a cumulative effect change in other comprehensive income of Rand 24.0 million (after minority interest of Rand
     32.9 million), whereas the cumulative effect of change in accounting principle related to the fair value of fair value hedges was recorded in the determination of net loss as a cumulative effect of change in accounting principle of Rand 18.4 million (after minority interest of Rand
     5.6 million). The adoption of the accounting standards for US GAAP gave rise to the recognition of derivative assets of Rand 56.9 million and an increase in the carrying value of associates of Rand 24.0 million at April, 1 2001. In years ended March 31, 2003 and 2002, the impact on net income related to derivative financial investments is due to instruments that do not qualify for hedge accounting and are being marked-to-market.

     The group also evaluates contracts for 'embedded' derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with FAS 133 requirements. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in the statement of operations. The group did not have any such contracts at April, 1 2001 or throughout the years ended March 31, 2003 and 2002.

     (o)    Post-retirement employee benefits

     The group maintains a number of post-retirement medical benefit plans. Under the plans, active plan participants and retirees contribute to the medical benefit plan based upon average per capita costs of coverage for the entire plan group. This practice provides an additional post-retirement benefit to the extent that retirees are contributing less than actual costs they incur for healthcare. Under US GAAP, the benefit obligation has been calculated as the portion of the future cost of retiree healthcare benefits not recovered through retiree contributions (i.e. excluding the effective cross-subsidy provided by active plan participants' contributions). Under SA GAAP, the post-retirement benefits other than pensions obligation is calculated based upon the obligations and contributions of active and retiree plan members combined (i.e. inclusive of the cross-subsidy).


                                                                                           MARCH 31
                                                                     -----------------------------------------------------
                                                                          2003               2002              2001
                                                                          R'000             R'000              R'000
                                                                     ----------------   ---------------   ----------------
     CHANGE IN BENEFIT OBLIGATION
     Benefit obligation at April 1                                           277,600           247,200            175,000
     Service cost                                                              9,140             8,200              4,800
     Interest cost                                                            35,430            31,500             22,200
     Actuarial (gain)/loss                                                   (50,660)                -             48,100
     Benefits paid                                                           (10,280)           (9,300)            (2,900)
                                                                     ----------------   ---------------   ----------------
     Benefit obligation at March 31                                          261,230           277,600            247,200
                                                                     ----------------   ---------------   ----------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Net periodic post-employment cost under US GAAP includes the following components:


                                                                                            MARCH 31
                                                                     -----------------------------------------------------
                                                                          2003               2002              2001
                                                                          R'000             R'000              R'000
                                                                     ----------------   ---------------   ----------------


     NET PERIOD POST-RETIREMENT BENEFIT COST CHARGED TO OPERATING INCOME
     Service cost                                                              9,140             8,200              4,800
     Interest cost                                                            35,430            31,500             22,300
     Amortization of transition obligation                                     8,750             8,800              8,800
     Recognized net actuarial loss                                             1,780             1,800                  -

                                                                     ----------------   ---------------   ----------------
     Net post-retirement benefit cost charged to operating income             55,100            50,300             35,900
                                                                     ----------------   ---------------   ----------------


     The actuarial and recorded liabilities for post-retirement health care benefits, none of which are funded, under US GAAP are as follows:


                                                                                                     MARCH 31
                                                                                        ----------------------------------
                                                                                             2003              2002
                                                                                            R'000              R'000
                                                                                        ---------------   ----------------
     FUNDED STATUS AT MARCH 31

     Funded status                                                                            (261,230)          (277,600)
     Unrecognized transition obligation                                                        113,640            122,500
     Unrecognized net actuarial (gain)/loss                                                     (6,120)            46,300

                                                                                        ---------------   ----------------
     Net amount recognized pension cost                                                       (153,710)          (108,800)
                                                                                        ---------------   ----------------

     At March 31, 2003 an amount of Rand 153.7 million (2002: Rand 108.8 million) is recognized in the balance sheet relating to the accrued benefit liability attributable to these plans.

     A one percentage point increase in the assumed health-care cost inflation would increase the accumulated post-retirement benefit obligation as at March 31, 2003 by Rand 52.3 million (2002: Rand 57.6 million) and the net period post-retirement benefit cost for 2003 by Rand 7.8 million (2002:
     Rand 9.7 million, 2001: Rand 5.6 million). A one percentage point decrease in the assumed health-care cost inflation would decrease the accumulated post-retirement benefit obligation as at March 31, 2003 by Rand 41.0 million (2002: Rand 45.0 million) and the net period post-retirement benefit cost for 2003 by Rand 6.0 million (2002: Rand 4.7 million, 2001:
     Rand 3.8 million).

     (p)    Software and website development costs

     Under SA GAAP, prior to the adoption of AC432, "Intangible assets - website costs" which the group adopted effective on April, 1 2002, costs incurred for internally generated software and website development have been expensed as incurred. Under US GAAP, certain direct and indirect costs associated with the acquisitions or development of internal use software and website development are required to be capitalized. Once the software and website development is completed and the software and website is ready for its intended use, capitalized costs are amortized over their respective estimated useful lives. This adjustment represents the capitalization of costs previously expensed under SA GAAP and the related amortization over an estimated useful life of three years.

     (q)    Discontinued operations

     As discussed in note 28, the group entered into an agreement to dispose of its interest in OpenTV on May 8, 2002. Under SA GAAP, the net assets in OpenTV were written down to the net selling price of Rand 1.7 billion as at March 31, 2002. Under US GAAP, OpenTV did not meet the requirements of a discontinuing operation. Due to a FAS 121 impairment of goodwill, the net assets in OpenTV were written down to the expected discounted cash flows as at March

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     31, 2002 under US GAAP. In fiscal year 2003, the results of operations of OpenTV through the disposal date in August 2003 have been presented as discontinued under US GAAP, which resulted in a profit on disposal of Rand
     668.8 million, due mainly to the release of the cumulative translation adjustment under US GAAP of Rand 1.36 billion.


                                                                                            MARCH 31
                                                                     ------------------------------------------------------
                                                                          2003               2002               2001
                                                                          R'000              R'000              R'000
                                                                     ----------------   ----------------   ----------------


     (Loss)/profit from discontinued operations                             (140,810)        (1,787,176)         1,994,158

                                                                     ----------------   ----------------   ----------------
          OpenTV                                                            (140,810)        (1,631,456)         2,091,376
          Mindport Broadband                                                       -           (155,720)           (97,218)
                                                                     ----------------   ----------------   ----------------

     Profit/(loss) on disposal                                               668,837           (877,831)                 -

                                                                     ----------------   ----------------   ----------------
          OpenTV                                                             668,837           (761,461)                 -
          Mindport Broadband                                                       -           (116,370)                 -
                                                                     ----------------   ----------------   ----------------
                                                                             528,027         (2,665,007)         1,994,158
                                                                     ----------------   ----------------   ----------------


     ADDITIONAL DISCLOSURE REQUIREMENTS

     Presentation in the financial statements - consolidated income statements

     Under SA GAAP, operating profit/(loss) may be shown before specific exceptional costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net (loss)/income attributable to shareholders. Presentation of operating profit/(loss) before certain costs and additional earnings per share data is allowable when management believes that it provides useful information to an investor and presents a true and fair view of the Group's results. Under US GAAP, items such as asset impairments, restructuring costs and other items would be included within operating profit/(loss). Earnings per share may only be presented on a basic and diluted basis for income and loss from continuing operations, discontinuing operations and net (loss)/income for the period. Accordingly, operating profit/(loss) would differ between US GAAP and SA GAAP and the presentation of "earnings before interest, taxation, depreciation and amortization and impairment" and "operating profit/(loss) before goodwill amortization and impairment" as well as "headline loss per N ordinary share", "dividend per N ordinary share", "dividend per A ordinary share", "proposed dividend per A ordinary share" and "proposed dividend per N ordinary share" are not allowed under US GAAP. An income statement prepared in accordance with and in a format prescribed by US GAAP is presented on page F-93.

     Presentation in the financial statements - discontinuing operations

     OpenTV

     As discussed in note 28, the group entered into an agreement to dispose of its 38.4% interest in OpenTV on May 8, 2002. The initial disclosure event under SA GAAP and the measurement date under US GAAP for discontinuing operations are generally the same and both occurred as a result of the binding sale agreement. In accordance with the provisions of AC117 "Discontinuing operations" the results of OpenTV have been included in loss from discontinuing operations in the primary financial statements as at March 31, 2002, as the initial disclosure event occurred after year-end, but before the financial statements were authorized for issue.

     Under the provisions of FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for the group from April, 1 2002, the results of OpenTV would only be reflected as discontinuing in the period in which the measurement date occurs (which was subsequent to year-end March 31, 2002). Under US GAAP the results of OpenTV have been treated as a discontinuing operation in the year ended March 31, 2003 and prior year income statement information has been restated. A loss of Rand 761.5 million was recorded under SA GAAP in the year ended March 31, 2002. However, the group recorded a profit of Rand 750.9 million arising mainly from the release of the foreign currency translation reserve on final sale of OpenTV in August 2002.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Lyceum College

     In September 2001, the group approved a formal plan to terminate the operations of Lyceum College. Under SA GAAP, the results of Lyceum College have been presented separately in the primary financial statements as a discontinuing operation as at March 31, 2002. Under US GAAP, the discontinuance of operations of Lyceum College do not qualify for separate presentation as a discontinuing operation as at March 31, 2003 and 2002.

     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated income statements under US GAAP in a format consistent with the presentation of US GAAP consolidated income statements, as if the results of OpenTV were presented as a discontinuing operation during the year ended March 31, 2003, Lyceum College were presented as a continuing operation and after processing the adjustments in (a) to (q), all of which are discussed above.


                                                                                         MARCH 31
                                                                   -----------------------------------------------------
                                                                        2003              2002              2001
                                                                        R'000             R'000             R'000
                                                                   ----------------   ---------------   ----------------

     NET REVENUES                                                      11,208,593         9,861,412         8,168,667
     Operating expenses                                               (11,271,620)      (12,217,193)      (10,135,017)
                                                                   ----------------   ---------------   ----------------
     OPERATING LOSS                                                       (63,027)       (2,355,781)       (1,966,350)
     Finance costs                                                       (388,517)         (566,850)         (373,370)
     Income from investments                                                   20            86,624            73,036
     Share of equity-accounted results                                   (502,029)          273,107          (163,676)
     (Loss)/profit on sale and dilution of interest in
     subsidiaries, joint venture and associates, net                       (1,063)         (543,755)       1,017,064
                                                                   ----------------   ---------------   ----------------
     LOSS FROM CONTINUING OPERATIONS BEFORE TAX, MINORITY INTEREST
     AND CHANGE IN ACCOUNTING PRINCIPLE                                  (954,616)       (3,106,655)       (1,413,296)
     Income tax                                                            32,834           (98,079)           33,787
                                                                   ----------------   ---------------   ----------------
     LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST
     AND CHANGE IN ACCOUNTING PRINCIPLE                                  (921,782)       (3,204,734)       (1,379,509)
     Minority interest                                                     32,215           622,776           639,853
                                                                   ----------------   ---------------   ----------------
     LOSS FROM CONTINUING OPERATIONS BEFORE CHANGE IN ACCOUNTING
     PRINCIPLE                                                           (889,567)       (2,581,958)         (739,656)
     Discontinued operations                                              528,027        (2,665,007)        1,994,158
                                                                   ----------------   ---------------   ----------------
     (LOSS)/INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE                 (361,540)       (5,246,965)        1,254,502
     Cumulative effect of change in accounting principle                 (531,520)           18,434                 -
                                                                   ----------------   ---------------   ----------------
     NET (LOSS)/INCOME ATTRIBUTABLE TO SHAREHOLDERS                      (893,060)       (5,228,531)        1,254,501
                                                                   ----------------   ---------------   ----------------

     Weighted average N ordinary shares outstanding                   176,555,904       145,691,868       139,896,409
     Diluted weighted average N ordinary shares outstanding           182,161,140       151,297,104       148,368,287

     BASIC AND DILUTED (LOSS)/PROFIT PER N ORDINARY SHARE:
         Continuing operations                                              (5.04)           (17.73)            (5.29)
         Discontinuing operations                                            2.99            (18.29)            14.26
         Cumulative effect of change in accounting principle                (3.01)             0.13                 -
                                                                   ----------------   ---------------   ----------------
                                                                            (5.06)           (35.89)             8.97
                                                                   ----------------   ---------------   ----------------

     The number of shares used in calculating basic and diluted (loss)/profit per share is the same, as all potential ordinary shares are anti-dilutive.

     Presentation in the financial statements - consolidated balance sheets

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets under US GAAP.

                                                                                                      March 31
                                                                                        ----------------------------------
                                                                                             2003               2002
                                                                                             R'000              R'000
                                                                                        ---------------   ----------------

                                      ASSETS

     NON-CURRENT ASSETS
          Property, plant and equipment                                                      3,592,461          4,491,939
          Goodwill and other intangibles                                                     2,253,871          9,394,659
          Investments and loans                                                                459,330            908,246
          Marketable debt and equity securities                                                961,333          1,598,215
          Programme and film rights                                                            227,295            508,747
          Deferred taxation                                                                    126,114             58,821
                                                                                        ---------------   ----------------
                  Total non-current assets                                                   7,620,404         16,960,627
                                                                                        ---------------   ----------------

     CURRENT ASSETS
          Inventory                                                                            412,580            483,922
          Programme and film rights                                                            403,973            436,202
          Receivables                                                                        1,514,560          2,176,562
          Derivative assets                                                                          -            251,861
          Marketable debt and equity securities                                                152,559            442,841
          Restricted cash                                                                      142,900            122,500
          Cash and cash deposits                                                             2,649,217          2,876,003
                                                                                        ---------------   ----------------
                  Total current assets                                                       5,275,789          6,789,891
                                                                                        ---------------   ----------------

          TOTAL ASSETS                                                                      12,896,193         23,750,518
                                                                                        ---------------   ----------------

                              EQUITY AND LIABILITIES
     SHAREHOLDERS' EQUITY
          Share capital and premium                                                          3,986,799          1,841,607
          Non-distributable reserves                                                           120,329          1,838,626
          Distributable reserves                                                            (1,328,030)          (530,995)
                                                                                        ---------------   ----------------
                  Total shareholders' equity                                                 2,779,098          3,149,238
                                                                                        ---------------   ----------------

     MINORITY INTEREST                                                                         257,379          7,967,632

     COMMITMENTS AND CONTINGENCIES                                                                   -                  -

     NON-CURRENT LIABILITIES
          Post-retirement medical liability                                                    165,585            117,843
          Long-term liabilities                                                              3,843,879          5,742,583
          Deferred taxation                                                                    244,360            205,230
                                                                                        ---------------   ----------------
                  Total non-current liabilities                                              4,253,824          6,065,656
                                                                                        ---------------   ----------------


     CURRENT LIABILITIES
          Current portion of long-term liabilities                                           1,246,645            849,825
          Provisions                                                                            49,724            144,224
          Accounts payable, accrued expenses and other current liabilities                   3,397,295          4,457,392
          Derivative liability                                                                 298,094                  -
          Bank overdraft and short-term loans                                                  614,134          1,116,551
                                                                                        ---------------   ----------------
                  Total current liabilities                                                  5,605,892          6,567,992
                                                                                        ---------------   ----------------

          TOTAL EQUITY AND LIABILITIES                                                      12,896,193         23,750,518
                                                                                        ---------------   ----------------


NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Presentation in the financial statements - treatment of certain financial asset investments

     Under SA GAAP, the group holds certain financial asset investments that are related to certain long-term debt arrangements. For financial reporting presentation purposes these assets have been treated as a contra liability within long-term debt. Under US GAAP, in accordance with FIN 39 "Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB No. 105," these financial asset investments do not qualify for right of set-off with the long-term debt and therefore would be separately presented as marketable equity securities. The impact of this difference would be to increase marketable equity securities and increase long-term debt by Rand 961.3 million and Rand 818.4 million at March 31, 2003 and 2002, respectively, presented in accordance with US GAAP. The reclassification has been presented in the US GAAP consolidated balance sheets.

     Comprehensive (loss)/income

                                                                                            MARCH 31
                                                                     -----------------------------------------------------
                                                                           2003               2002              2001
                                                                           R'000             R'000              R'000
                                                                     ----------------   ---------------   ----------------

     Net (loss)/income under US GAAP                                        (893,060)       (5,228,531)         1,106,669
     Other comprehensive income:
          Foreign currency translations                                   (1,448,010)        1,065,571            529,582
          Cumulative effect of adoption of FAS 133 from cash flow
          hedges                                                                   -            24,020                  -
          Net change in fair value of cash flow hedges                      (270,504)           66,166                  -
          Capital contribution by minorities                                       -                 -              8,639
          Unrealized losses on marketable securities                          (7,024)          (95,848)           (14,854)
          Reclassification of adjustments for realized losses included in
          net loss                                                                 -            17,307                  -

                                                                     ----------------   ---------------   ----------------
     Comprehensive (loss)/income                                          (2,618,598)       (4,151,315)         1,630,036
                                                                     ----------------   ---------------   ----------------


     Cash flow information

     Under SA GAAP, the Consolidated Cash Flow Statements are presented in accordance with AC118 "Cash flow statements". The statements prepared under AC118 present substantially the same information as that required under US GAAP as interpreted by FAS 95 "Statement of Cash Flows." However, the definition of cash flow differs between SA and US GAAP. Cash flow under SA GAAP represents increases or decreases in cash and cash equivalents, which comprises cash in hand and repayable on demand, restricted cash and overdrafts. Under US GAAP, cash flow represents increases or decreases in cash and cash equivalents, which include short term, highly liquid investments with original maturities of less than 90 days, and excludes restricted cash and overdrafts. Additionally, under US GAAP cash dividends paid would be included within financing activities whereas under SA GAAP they are treated as operating cash flows. The movement in restricted cash and overdrafts have been included within financing activities under US GAAP.

     A summary of the group's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                          March 31
                                                                     -----------------------------------------------------
                                                                           2003               2002              2001
                                                                           R'000              R'000             R'000
                                                                     ----------------   ---------------   ----------------
     Net cash provided by/(used in) operating activities                   1,128,894          (346,068)          (764,495)
     Net cash used provided by/(used in) investing activities                 42,479        (1,087,955)          (661,956)
     Net cash (used in)/provided by financing activities                    (942,573)          768,027          1,710,946
                                                                     ----------------   ---------------   ----------------
     Net increase/(decrease) in cash and cash equivalents                    228,800          (665,996)           284,495
     Cash and cash equivalents at beginning of year                        2,876,003         2,774,574          2,065,278
     Exchange adjustments                                                   (455,586)          767,425            424,801
                                                                     ----------------   ---------------   ----------------
     Cash and cash equivalents at end of year                              2,649,217         2,876,003          2,774,574
                                                                     ----------------   ---------------   ----------------


     Segment information

     Under FAS 131, "Disclosure about Segments of an Enterprise and Related Information", group management's primary performance measure is defined as operating profit/(loss) before amortization and impairment, but including finance costs on transponder and transmitter finance leases. With the exception of the pay television segment, the performance measure under FAS 131 is consistent with operating profit/(loss) before amortization and impairment disclosed under SA GAAP in note 34. Using group management's primary performance measure under FAS 131, the segment results for the pay television segment would have been Rand 228.9 million profit, Rand 55.0 million loss and Rand 55.0 million loss for the three years ended March 31, 2003, 2002 and 2001, respectively and the consolidated segment total would have been Rand 313.3 million profit, Rand 142.9 million loss and Rand 428.3 million loss for the three years ended March 31, 2003, 2002 and 2001, respectively.

     The changes in the carrying amount of goodwill on a segmental basis, prepared in accordance with SA GAAP for the year ended March 31, 2003 are as follows:

                                    SUBSCRIBER PLATFORMS
                                 --------------------------                                                       CONSO-
                                     PAY                       PRINT                     BOOK        PRIVATE     LIDATED
MARCH 2003                        TELEVISION    INTERNET       MEDIA     TECHNOLOGY   PUBLISHING    EDUCATION     TOTAL
                                    R'000        R'000         R'000       R'000        R'000         R'000       R'000
                                 ------------ ------------ ------------ ------------ ------------ ------------ ------------
Balance 1 April                       86,908      306,619       57,412    2,457,004        2,896      107,630    3,018,469
Currency translation differences     (80,758)     (80,450)           -     (214,250)           -          (54)    (375,512)
Reallocations                          7,685            -            -            -            -            -        7,685
Asset impairment                           -      (11,841)           -            -         (113)           -      (11,954)
Disposal of subsidiaries                   -            -            -   (1,554,481)           -            -   (1,554,481)
Acquisition of subsidiaries           24,672        3,009        1,587            -          150        6,417       35,835
Successive acquisition             1,256,231       73,055            -            -            -            -    1,329,286
Amortization                         (41,213)    (158,973)      (5,627)    (625,754)      (1,030)     (26,462)    (859,059)
                                 ------------ ------------ ------------ ------------ ------------ ------------ ------------
Balance 31 March                   1,253,525      131,419       53,372       62,519        1,903       87,531    1,590,269
                                 ------------ ------------ ------------ ------------ ------------ ------------ ------------


     Basis of consolidation

     For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Provision for discontinued operations

     The provision for discontinued operations at March 31, 2002 related to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of group's Mindport Broadband operations. The retrenchment costs included in the provision amounted to Rand 22.7 million at March 31, 2002, in respect of approximately 40 employees. The Group ceased the Mindport Broadband operations by March 31, 2002. The remaining provision at March 31, 2003 relates to amounts payable for the settlement of legal costs.

     Certain risk concentrations

     The group's digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analogue signal is also transmitted to regional broadcast points through satellites. In addition, the group receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the group has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the group. Disruption of satellite transmissions could have a material adverse effect on the group.

     Programme and film rights

     The group accounts for fixed price programme and film rights contracts and the portion of variable price programme and film rights contracts for which the cost can be reliably measured as an asset and liability under AC129 "Intangible assets" and AC130 "Provisions, contingent liabilities and contingent assets". Under FAS 63 "Financial Reporting by Broadcasters" the asset and liability are recorded when the license period begins, the programme is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP, sports and other live event programmes are therefore only accounted for when available for telecast. The different treatment does not have an impact on net (loss)/income or shareholders' equity. The total assets and liabilities as at March 31, 2003 and 2002 relating to programme and film rights each decreased by Rand 314.8 million and Rand 458.4 million respectively comprising a decrease in current assets by Rand 201.4 million (2002: Rand 211.6 million), non-current assets by Rand 113.4 million (2002: Rand 246.8 million), current liabilities by Rand 208.3 million (2002: Rand 237.8 million) and non-current liabilities by Rand 106.5 million (2002: Rand 220.6 million).

     Secondary Tax on Companies (STC)

     STC is a tax levied on South African companies at a rate of 12,5% of dividends distributed. However, in the case of companies liquidated after April, 1 1993, STC is only payable on undistributed earnings earned after April, 1 1993. STC is not included in the computation of deferred tax or the normal South African tax charge. These amounts are calculated at the statutory company tax rate on undistributed earnings of 30%. On declaration of a dividend, the group includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.

     If the Group distributed all of its undistributed retained earnings as at March 31, 2003, of which Rand 5,612 million (2002: Rand 5,098 million, 2001: Rand 5,079 million) would be subject to STC, the group would have to pay additional taxes of Rand 623.6 million (2002: Rand 566.5 million, 2001: Rand 564.4 million). If all the earnings attributable to shareholders for the year ended March 31, 2003 were distributed, the additional estimated STC charge would be Rand 57.1 million (2002: Rand 2.1 million).

     Share-based compensation

     As discussed in (g), the group discloses the pro forma impact on its financial results of accounting for employee share options based on fair value accounting. The information below includes the fair value assumptions used by each respective plan.

     The weighted average fair value of the options granted under the Naspers plan during 2003, 2002 and 2001 was Rand 12.93, Rand 17.10 and Rand 33.93 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                          2003               2002              2001
                                                                     ----------------   ---------------   ----------------
     Risk-free interest rate                                                   11.0%             11.0%              12.7%
     Expected dividend yield                                                      0%                0%                 0%
     Expected stock price volatility                                           67.7%             50.2%              46.7%
     Expected terms                                                                6                 7                  7


     The weighted average fair value of the options granted under the Media24 plan during 2003, 2002 and 2001 was Rand 5.42, Rand 4.03 and Rand 4.63 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                          2003               2002              2001
                                                                     ----------------   ---------------   ----------------
     Risk-free interest rate                                                   11.0%             10.0%              12.1%
     Expected dividend yield                                                      0%                0%                 0%
     Expected stock price volatility                                          103.5%             50.8%              44.8%
     Expected terms                                                                5                 7                  7


     The weighted average fair value of the options granted under the Educor plan during 2003 and 2002 was Rand 0.50 and Rand 0.81. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                                             2003              2002
                                                                                        ---------------   ----------------
     Risk-free interest rate                                                                     11.0%              11.2%
     Expected dividend yield                                                                        0%                 0%
     Expected stock price volatility                                                             43.9%             109.5%
     Expected terms                                                                                  5                  7


     The weighted average fair value of the options granted under the Paarl Media plan during 2003 and 2002 was Rand 4.86 and Rand 3.83. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                                             2003              2002
                                                                                        ---------------   ----------------
     Risk-free interest rate                                                                     11.0%              10.6%
     Expected dividend yield                                                                        0%                 0%
     Expected stock price volatility                                                            103.5%              30.8%
     Expected terms                                                                                  5                  7


     The weighted average fair value of the options granted under the M-Web plan during 2001 was Rand 2.22. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                                                               2001
                                                                                                          ----------------
     Risk-free interest rate                                                                                        12.9%
     Expected dividend yield                                                                                           0%
     Expected stock price volatility                                                                                49.7%
     Expected terms                                                                                                     7


     The weighted average fair value of the options granted under the MIH Holdings Limited plan during 2003, 2002 and 2001 was Rand 14.03, Rand 7.07 and Rand 34.18, respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                          2003               2002              2001
                                                                     ----------------   ---------------   ----------------
     Risk-free interest rate                                                   11.0%             11.3%              12.0%
     Expected dividend yield                                                    0.9%                0%                 0%
     Expected stock price volatility                                           68.0%             84.0%              70.0%
     Expected terms                                                                5                 7                  7


     The weighted average fair value of the options granted under the MIH (BVI) Limited and MHL plans during 2003, 2002 and 2001 was Rand 15.32, Rand
     56.75 and R102,32 for MIH Limited, respectively, and Rand nil, Rand nil and Rand 62.52 for MHL, respectively. The fair values were calculated using the Black-Scholes option pricing method using the following assumptions:

                                                                          2003               2002              2001
                                                                     ----------------   ---------------   ----------------
     Risk-free interest rate                                                    3.5%              5.3%               5.6%
     Expected dividend yield                                                    0.9%                0%                 0%
     Expected stock price volatility                                           67.7%             75.0%              67.0%
     Expected terms                                                                5                 7                  7


     The weighted average fair value of the options granted under the M-Web China and M-Web Thailand plans during 2001 was Rand 5.20. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                                                               2001
                                                                                                          ----------------
     Risk-free interest rate                                                                                         6.7%
     Expected dividend yield                                                                                           0%
     Expected stock price volatility                                                                                67.0%
     Expected terms                                                                                                     7


     The weighted average fair value of the options granted under the QQ plan during 2003 was Rand 27.35. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

                                                                                                               2003
                                                                                                          ----------------
     Risk-free interest rate                                                                                        3.48%
     Expected dividend yield                                                                                           0%
     Expected stock price volatility                                                                               110.0%
     Expected terms                                                                                                   5.1


     Recently issued accounting standards

     US GAAP

     In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard will be effective for the group for the year ending 31 March 2004. The requirements of FAS 146 would apply to future disposal activities.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of FAS 5, "Accounting for Contingencies", FAS 57, "Related Party Disclosures", and FAS 107, "Disclosures about Fair Value of Financial Instruments", and incorporates without change the provisions of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statement No. 5", which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan

40. DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the companymust recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective for the group on a prospective basis to guarantees issued or modified after December 31, 2002. The group and has thus far identified that it has guarantor obligations to students in connection with the sale of certain franchisees of its private education businesses which were entered into prior to December 15, 2002. If the franchisees were to default in their obligations to these students, the group would be obliged to provide remedy. This guarantee only applies to students currently enrolled at the date of sale and extends through the completion of the courses by these students which is expected to be less than one year. The financial impact of these potential obligations have not yet been quantified, but management does not believe it would have a material impact on the operating results, financial position or cash flows of the group.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"), an interpretation of ARB No. 51" (FIN 46). FIN 46 provides guidance on: 1) the identification of entities for which control is achieved through means other than through voting right, known as "variable interest entities"; and 2) which business enterprise is the primary beneficiary and when it should consolidate the VIE. This new model for consolidation applies to entities: 1) where the equity investors (if any) do not have a controlling financial interest; or 2) whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective for all new VIE's created or acquired after January 31, 2003. For VIE's created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied in the first interim period subsequent to June 15, 2003. Certain disclosures are effective immediately. The group is in the process of assessing the impact of FIN 46, and has thus far noted that it is the primary beneficiary of a captive insurance company covering insurance on certain digital and analogue set-top boxes. The group's maximum exposure to loss is equal to the replacement value of all set-top boxes covered of approximately Rand 164 million, less amounts reinsured through a third-party in the amount of Rand 24 million. Additionally, the group has an interest in a joint venture that leases analogue set-top boxes to customers where it has been identified that the group is the primary beneficiary. As at April 1, 2003, the remaining 50% interest in this joint venture was acquired for a nominal value. The net assets acquired were Rand 4 million.

     In April 2003, the FASB issued FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149). This Standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." FAS 149 will be effective for the group for contracts entered into or modified after June 30, 2003. The group has not yet assessed whether the adoption of this standard will have a material effect on the group's results of operations or financial position.

     In May 2003, the FASB issued FAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS
     150). This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. FAS 150 will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the group after June 10, 2003. Management believes that the adoption of this standard will not have a material effect on the group's results of operation or financial position.

REPORT OF THE INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF NASPERS LIMITED


We have audited the balance sheets of Naspers Limited as at March 31, 2003 and 2002, and the related income statements, cash flow statements and statements of changes in shareholders' equity for each of the three years in the period ended March 31, 2003, set out on pages F-102 to F-108. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE
We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

o examining on a test basis, evidence supporting the amounts and disclosures included in the financial statements;
o assessing the accounting principles used and significant estimates made by management, and;
o evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

AUDIT OPINION
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at March 31, 2003 and 2002 and the results of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2003 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.

The annual financial statements of the Company should be read in conjunction with the consolidated annual financial statements of Naspers Limited, as set out on pages F-4 to F-100.

PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors

Cape Town, South Africa
June 20, 2003

COMPANY FINANCIAL STATEMENTS


COMPANY BALANCE SHEETS
MARCH 31, 2003 AND 2002





                                                                                NOTES            2003              2002
                                                                                                 R'000             R'000
                                                                                           ----------------   ---------------
                                 ASSETS
NON-CURRENT ASSETS
     Land and buildings                                                           2                    347               347
     Investments in subsidiaries                                                  3              7,519,325         4,955,943
     Investments in associates                                                                      37,772           141,524
                                                                                           ----------------   ---------------
          Total non-current assets                                                               7,557,444         5,097,814
                                                                                           ----------------   ---------------


CURRENT ASSETS
     Other receivables                                                                                 175               156
     Cash and cash deposits                                                                         30,850               480
                                                                                           ----------------   ---------------
          Total current assets                                                                      31,025               636
                                                                                           ----------------   ---------------
                                                                                           ----------------   ---------------
     TOTAL ASSETS                                                                                7,588,469         5,098,450
                                                                                           ----------------   ---------------

                             EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
     Share capital and premium                                                    4              5,172,233         1,857,104
     Distributable reserves                                                                      2,228,717         3,052,200
                                                                                           ----------------   ---------------
           Total shareholders' equity                                                            7,400,950         4,909,304
                                                                                           ----------------   ---------------


NON-CURRENT LIABILITIES
     Post-retirement medical liability                                            5                  3,797             3,797
     Long-term liabilities
       Welkom debenture scheme                                                    6                160,000           160,000
                                                                                           ----------------   ---------------
          Total non-current liabilities                                                            163,797           163,797
                                                                                           ----------------   ---------------

CURRENT LIABILITIES
     Accrued expenses and other current liabilities                                                 23,722            25,349
                                                                                           ----------------   ---------------
          Total current liabilities                                                                 23,722            25,349
                                                                                           ----------------   ---------------
                                                                                           ----------------   ---------------
     TOTAL EQUITY AND LIABILITIES                                                                7,588,469         5,098,450
                                                                                           ----------------   ---------------



COMPANY INCOME STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

COMPANY BALANCE SHEETS
MARCH 31, 2003 AND 2002



                                                            NOTES           2003               2002                2001
                                                                            R'000              R'000               R'000
                                                                       ---------------   ----------------   ----------------

REVENUE
     Selling, general and administration expenses                              (7,254)               (28)            (3,263)
                                                                       ---------------   ----------------   ----------------
OPERATING LOSS                                                                 (7,254)               (28)            (3,263)
     Finance costs                                            7               (20,702)            (8,572)            (7,069)
     Income from investments                                  8                25,945             44,565             17,837
     Exceptional items                                        9              (782,212)           (46,243)          (709,527)
                                                                       ---------------   ----------------   ----------------
LOSS BEFORE TAXATION                                                         (784,223)           (10,278)          (702,022)
     Secondary Tax on Companies                                                (2,202)            (2,006)              (217)
                                                                       ---------------   ----------------   ----------------
LOSS ATTRIBUTABLE TO SHAREHOLDERS                                            (786,425)           (12,284)          (702,239)
                                                                       ---------------   ----------------   ----------------

COMPANY CASH FLOW STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001



                                                                            2003              2002               2001
                                                                            R'000             R'000              R'000
                                                                       ---------------   ----------------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES
Cash (utilized in)/from activities                                             (2,288)          (11,707)             3,012
Dividends received                                                             25,945            44,565             17,837
                                                                       ---------------   ----------------   ----------------
Cash generated from operating activities                                       23,657            32,858             20,849
Finance cost paid                                                             (20,702)           (8,572)            (7,069)
Taxation paid                                                                  (2,202)           (2,006)              (217)
Dividends paid                                                                (37,058)          (35,515)           (33,576)
                                                                       ---------------   ----------------   ----------------
        Net cash used in operating activities                                 (36,305)          (13,235)           (20,013)
                                                                       ---------------   ----------------   ----------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments                                                                    13,765           (93,304)          (310,093)
Proceeds from sale of investments                                                   -                 -              9,714
                                                                       ---------------   ---------------   ----------------
        Net cash from/(used in) investing activities                           13,765           (93,304)          (300,379)
                                                                       ---------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
Movement on loans to subsidiaries                                              52,910            22,392            179,422
Issue of shares: capital and premium                                                -            84,513                  -
                                                                       ---------------   ----------------   ----------------
        Net cash from financing activities                                     52,910           106,905            179,422
                                                                       ---------------   ----------------   ----------------

Net increase/(decrease) in cash and cash equivalents                           30,370               366           (140,970)
Cash and cash equivalents at beginning of the year                                480               114            141,084
                                                                       ---------------   ----------------   ----------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                                   30,850               480                114
                                                                       ---------------   ----------------   ----------------



COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001


                                                                   SHARE CAPITAL AND PREMIUM
                                                                   --------------------------- DISTRIBUTABLE
                                                                     CLASS A       CLASS N       RESERVES         TOTAL
                                                                      R'000         R'000          R'000          R'000
                                                                   ------------- ------------- --------------  -------------

BALANCE 1 APRIL 2000                                                     14,243     1,611,768      3,835,813      5,461,824
Treasury shares movement                                                      -           926              -            926
Net loss attributable to shareholders                                         -             -       (702,239)      (702,239)
Dividends                                                                     -             -        (33,576)       (33,576)
                                                                   ------------- ------------- --------------  -------------
BALANCE 31 MARCH 2001                                                    14,243     1,612,694      3,099,998      4,726,935
Share capital and premium issued                                              -       227,583              -        227,583
Treasury shares movement                                                      -         2,584              -          2,584
Net loss attributable to shareholders                                         -             -        (12,284)       (12,284)
Dividends                                                                     -             -        (35,514)       (35,514)
                                                                   ------------- ------------- --------------  -------------
BALANCE 31 MARCH 2002                                                    14,243     1,842,861      3,052,200      4,909,304
Share capital and premium issued                                              -     3,394,606              -      3,394,606
Treasury shares movement                                                      -       (79,477)             -        (79,477)
Net loss attributable to shareholders                                         -             -       (786,425)      (786,425)
Dividends                                                                     -             -        (37,058)       (37,058)
                                                                   ------------- ------------- --------------  -------------
BALANCE 31 MARCH 2003                                                    14,243     5,157,990      2,228,717      7,400,950
                                                                   ------------- ------------- --------------  -------------


NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS




1.   PRINCIPAL ACCOUNTING POLICIES

     The accounting policies for the holding company are the same as those of the group, where applicable (refer note 2 of the consolidated financial statements).

2.   LAND AND BUILDINGS

     There was no movement in land and buildings in the current year. Registers containing additional information on land and buildings are available for inspection at the registered offices of the Company. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

3.   LOANS AND INVESTMENTS

     The following information relates to Naspers Limited's interest in its direct subsidiaries:


                                  FUNCTIONAL   EFFECTIVE PERCENTAGE  DIRECT INVESTMENT IN SHARES   NATURE OF        COUNTRY OF
     NAME OF SUBSIDIARY           CURRENCY          INTEREST*             AND INDEBTEDNESS          BUSINESS       INCORPORATION
     ----------------------------------------------------------------------------------------------------------------------------
                                                2003     2002           2003          2002
                                                 %        %             R'000         R'000
     Media24 Limited              ZAR            100.00    100.00        32,088        41,425   Print media        South Africa
                                                                                                Book publishing
     Nasboek Limited              ZAR            100.00    100.00        42,555        41,825   and retail         South Africa

     Educor Holdings Limited      ZAR             93.50     93.50       353,224       320,224   Private education  South Africa
     MIH Investments                                                                            Investment
     (Proprietary) Limited        ZAR            100.00    100.00     4,048,482     3,377,254   holding            South Africa
                                                                                                Internet service
     M-Web Holdings Limited       ZAR                 -     15.68             -       155,673   provider           SouthiAfrica
                                                                                                Investment
     MIH Holdings Limited         ZAR                 -      2.96     2,961,640        58,935   holding            South Africa
                                                                                                Investment         British Virgin
     MIH Limited                  USD                 -      3.54             -       960,607   holding            Islands
                                                                                                Investment
     Multimedia (Pty) Limited     ZAR            100.00         -        81,336             -   holding            South Africa
                                                                  ----------------------------

                                                                      7,519,325     4,955,943
                                                                  ----------------------------



     * The effective percentage interest shown is the financial effective interest, after adjusting for the interests of any equity compensation plans treated as treasury shares.

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.   SHARE CAPITAL AND SHARE PREMIUM

                                                                                                    MARCH 31
                                                                                        ----------------------------------
                                                                                             2003               2002
                                                                                             R'000             R'000
                                                                                        ----------------   ---------------
     AUTHORISED
     1,250,000 A ordinary shares of Rand 20 each                                                 25,000            25,000
     500,000,000 N ordinary shares of 2c each                                                    10,000            10,000
                                                                                        ----------------   ---------------
                                                                                                 35,000            35,000
                                                                                        ----------------   ---------------
     ISSUED
     712,131 A ordinary shares of Rand 20 each                                                   14,243            14,243
     296,816,639 N ordinary shares of 2c each (2002: 156,289,724)                                 5,936             3,125
                                                                                        ----------------   ---------------
                                                                                                 20,179            17,368
     Share premium                                                                            5,412,628         2,020,833
                                                                                        ----------------   ---------------
                                                                                              5,432,807         2,038,201
     Less: 11,660,601 N ordinary shares treated as treasury shares
        (2002: 8,205,773 N ordinary shares)                                                    (260,574)         (181,097)
                                                                                        ----------------   ---------------
                                                                                              5,172,233         1,857,104
                                                                                        ----------------   ---------------
     MOVEMENT IN N ORDINARY SHARES TREATED AS TREASURY SHARES
     Number of N ordinary shares treated as treasury shares at April 1                        8,205,773         8,335,003
     N ordinary shares issued to the Naspers Share Incentive Trust                            3,460,309                 -
     N ordinary shares bought by Naspers Share Incentive Plan from participants                  23,305                 -
     N ordinary shares acquired by participants in Naspers Share Incentive Plan                 (28,786)         (129,230)
                                                                                        ----------------   ---------------
     Number of N ordinary shares treated as treasury shares at March 31                      11,660,601         8,205,773
                                                                                        ----------------   ---------------
                                                                                        ----------------   ---------------
     Net number of N ordinary shares in issue as at March 31                                285,156,038       148,083,951
                                                                                        ----------------   ---------------


5.   POST-RETIREMENT MEDICAL LIABILITY

     The company operates a post-retirement medical benefit scheme. The obligation of the company to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners, however, remain entitled to this benefit. The company provides for post-retirement medical aid benefits on the accrual basis determined each year by an independent actuary. The directors are confident that adequate provision has been made for future liabilities.

6.   WELKOM CONVERTIBLE DEBENTURES

     In terms of the Welkom Trust Share Scheme, prospective shareholders subscribed to 4,003,740 convertible debentures at Rand 42 each for a gross total of Rand 168.2 million. Scheme administration costs were set off against the gross amount received. The debentures bear interest at 9.25% per annum and the issue price plus capitalized interest will be redeemed on September 9, 2003.

NOTES TO THE COMPANY ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.   FINANCE COSTS

                                                                                              March 31
                                                                         ----------------------------------------------------
                                                                               2003              2002                2001
                                                                              R'000             R'000               R'000
                                                                         ---------------   ---------------   ----------------
     INTEREST PAID
     Welkom debenture scheme                                                     16,110            16,231             15,555
     Loans and overdrafts                                                         4,818                 -                  -
                                                                         ---------------   ---------------   ----------------
                                                                                 20,928            16,231             15,555
                                                                         ---------------   ---------------   ----------------
     INTEREST RECEIVED
     Loans and bank accounts                                                         66                31                146
     Subsidiaries                                                                   160             7,628              8,340
                                                                         ---------------   ---------------   ----------------
                                                                                    226             7,659              8,486
                                                                         ---------------   ---------------   ----------------
     NET FINANCE COST                                                            20,702             8,572              7,069
                                                                         ---------------   ---------------   ----------------


8.   INCOME FROM INVESTMENTS


     SUBSIDIARIES
         Dividends - unlisted shares                                                  -            23,077                  -
     ASSOCIATED COMPANIES
         Dividends - listed shares                                               25,926            21,470             17,824
     OTHER INVESTMENTS
         Dividends - unlisted shares                                                 19                18                 13
                                                                         ---------------   ---------------   ----------------
     TOTAL                                                                       25,945            44,565             17,837
                                                                         ---------------   ---------------   ----------------


9.       EXCEPTIONAL ITEMS


     Gain on disposal of property                                                     -                 -                100
     Write back of warranty provision                                             6,500                 -                  -
     Losses on disposal of investments                                         (790,573)                -                  -
     Gains on disposal of investments                                             1,861                 -                  -
     Gain on disposal of shares                                                       -                 -                678
     Warranties in respect of business disposal                                       -             4,188            (25,000)
     Asset impairments                                                                -           (40,000)          (685,305)
     Warranty claim                                                                   -           (10,431)                 -
                                                                        ----------------  ----------------   ----------------
     TOTAL                                                                     (782,212)          (46,243)          (709,527)
                                                                        ----------------  ----------------   ----------------


10.  COMMITMENTS AND CONTINGENCIES

(a)  LEGAL CLAIMS

     Fidelity Management S.A.

     On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. (Fidelity) entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed NV, the Group's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the approval of the Greek Competition Committee. The required approval from the Greek Competition Committee was not received within the applicable period and accordingly the Group believes that the subscription and sale agreements have ceased to have effect.

     This matter has been referred for arbitration to the London Court of International Arbitration. Fidelity has issued summons against Naspers Limited, MIH Holdings Limited and an employee of MIH in South Africa, claiming U.S. $62 million on the grounds that the parties had unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. Management believes, based on the facts and the pleadings to date, that this claim has no merit and intend to vigorously defend the matter.

(b)  CONTINGENT LIABILITIES

     Welkom debentures

     In terms of the Welkom Trust Share Scheme, prospective shareholders subscribed to 4,003,740 convertible debentures at Rand 42 each for a gross amount of Rand 168.2 million. Scheme participants were required to pay a 10% deposit on subscription for the debentures, with the balance of the principal amount being lent to the Company by various financial institutions. The Company currently makes semi-annual interest payments based on the coupon rate of 9.25% to the financial institutions. The interest rate differential between the coupon rate of 9.25% of the debentures and the bank funding rate of 23.19%, is not accrued for by the Company. The possible future payment by the Company of the accrued interest rate differential is dependent on whether the Company's share price is on or above Rand 56.99 on September 9, 2003. If the target price is achieved, the Company will issue 5,605,236 N ordinary shares to the scheme participants on conversion of the debentures, otherwise Naspers can be called upon to redeem the debentures and to pay the interest rate differential. The amount of accrued interest amounted to approximately Rand 149.0 million at March 31, 2003. The interest rate differential is fully provided in the consolidated balance sheet of the Naspers group.