Form 20-F
period 2004-03-31
NASPERS LTD
filed 2004-09-30
CIK 1106051

As filed with the Securities and Exchange Commission on September 30, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended: March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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
Item 17               Item 18       X

*Not for trading, but only in connection with registration of American Depositary Shares.

TABLE OF CONTENTS

Page No.

Our Use of Terms and Conventions in this Annual Report	ii

Accounting Periods and Principles	ii

Forward Looking Statements	ii

Index to Annual Financial Statements	F-1

i

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Unless otherwise specified or the context requires otherwise in this annual report on Form 20-F:

•	references to "Naspers", "Naspers group", "group", "we", "us" and "our" are to Naspers Limited together with its subsidiaries, unless the context suggests otherwise;

•	references to "MIH Limited" are to MIH Limited together with its subsidiaries with respect to any period prior to December 20, 2002, and to MIH (BVI) Limited together with its subsidiaries thereafter;

•	references to "Rand", "R" and "ZAR" are to South African Rand, the currency of South Africa;

•	references to "U.S. dollar(s)", "dollar(s)", "U.S. $" and "$" are to United States dollars and cents, the currency of the United States;

•	references to "Euro" and "€" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

•	references to "Pound sterling" are to United Kingdom pounds sterling, the currency of the United Kingdom;

•	references to "Renminbi" or "Yuan Renminbi" are to Chinese Renminbi, the currency of the People’s Republic of China; and

•	references to "Thai Baht" and "Baht" are to Thai Baht, the currency of Thailand.

ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this annual report to a "fiscal year" and "year ended" of Naspers refer to a twelve-month financial period. All references in this annual report to fiscal 2004, fiscal 2003, fiscal 2002, fiscal 2001 or fiscal 2000 refer to Naspers’ twelve-month financial periods ended on March 31, 2004, March 31, 2003, March 31, 2002, March 31, 2001 and March 31, 2000, respectively; references in this annual report to fiscal 2004 refer to the period beginning April 1, 2003 and ending March 31, 2004. Our group consolidated financial statements included elsewhere in this annual report have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice ("South African GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See note 42 to Naspers’ audited consolidated financial statements included elsewhere in this annual report.

FORWARD LOOKING STATEMENTS

The U.S. Securities and Exchange Commission ("SEC"), encourages companies to disclose forward looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains historical and forward looking statements concerning the financial condition, results of operations and business of Naspers. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements.

Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of Naspers to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.

These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "objectives", "outlook", "probably", "project", "will", "seek", "target" and similar terms and phrases. These statements are contained in the sections entitled "Key Information", "Risk Factors", "Information on the Company", and "Operating and Financial Review and Prospects", and in other sections of this annual report. The following factors, among others, could affect the future operations of Naspers and could cause those results to differ materially from those expressed in the forward looking statements included in this annual report:

•	the political, social and economic risks which exist in all countries in which Naspers and its joint ventures operate;

•	adverse regulatory developments;

•	restrictions imposed by South Africa’s exchange control regulations;

•	market risks related to fluctuations in the exchange rates and interest rates in countries in which Naspers and its joint ventures operate;

•	the high level of Naspers’ debt and funding difficulties Naspers may face;

•	the possibility that Naspers may not be able to access cash flows from its subsidiaries and joint ventures;

•	dependence on suppliers, partners and local governments;

•	the possibility that satellites used by Naspers, or its printing equipment or facilities, may fail to perform or be damaged;

•	competitive pressures facing Naspers’ businesses which may result in declining subscriber levels;

•	unauthorized access to Naspers’ programming signals;

•	the macroeconomic conditions in South Africa;

•	the strength of trade unions;

•	the ability to enforce foreign judgments against Naspers and its directors and officers;

•	cyclical fluctuations in the demand for advertising;

•	the rapid pace of technological change;

•	our reliance on software and hardware systems, which are susceptible to failure;

•	our reliance on content developed by third parties and our susceptibility to claims made in connection with such content; and

•	the degree to which our intellectual property rights are protected.

All subsequent forward looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You should not place undue reliance on forward looking statements. Each forward looking statement speaks only as of the date of the particular statement. Naspers undertakes no obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, Naspers’ results could differ materially from the forward looking statements contained in this annual report.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The following tables show selected consolidated financial data for Naspers as of and for the fiscal years ended March 31, 2000 through 2004. We derived the selected consolidated financial data from our audited consolidated financial statements. You should read this selected consolidated financial data together with "Operating and Financial Review and Prospects" and Naspers’ audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

Naspers prepares its consolidated financial statements in accordance with South African GAAP. There are significant differences between these principles and U.S. GAAP. Note 42 to Naspers’ audited consolidated financial statements includes a description of these differences and contains a reconciliation from South African GAAP to U.S. GAAP for the determination of net profit/(loss) and shareholders’ equity.

Naspers’ audited consolidated financial statements have been prepared in Rand. Amounts shown in U.S. dollars have been translated for convenience from Rand amounts to U.S. dollars at the noon buying rate on March 31, 2004 of Rand 6.31 per U.S. $1.00. You should not view such translations as a representation that such Rand amounts actually represent such U.S. dollar amounts, or could be or could have been converted into or at any other rate.

	Year ended March 31
	2000	2001	2002	2003	2004	2004
	Rand in millions, except share data					U.S. $ in millions, except per share data

Consolidated Income Statement Data:
South African GAAP:
Revenue, net	7,249.1	9,020.4	10,699.9	12,203.9	12,804.5	2,029.2
Operating expenses:
Cost of providing services and sale of goods	(4,445.4)	(5,174.1)	(6,055.8)	(6,706.4)	(6,593.5)	(1,044.9)
Selling, general and administration	(2,378.5)	(3,557.1)	(3,748.6)	(4,013.7)	(3,771.8)	(597.8)
Depreciation and amortization	(443.1)	(655.1)	(1,099.6)	(1,102.2)	(1,119.6)	(177.4)
Impairment of program rights	—	—	—	(155.3)	(31.0)	(4.9)
Financial costs, net(1)	(196.7)	(322.6)	(430.9)	(246.7)	(664.1)	(105.3)
Income from investments	5.8	0.8	3.9	0.1	0.3	0.1
Share of equity accounted results	6.9	(0.3)	17.1	1.4	3.1	0.5
Exceptional items	3,790.6	812.8	4.8	61.3	47.9	7.6
Profit / (loss) before tax and minorities	3,588.7	124.8	(609.2)	42.4	675.8	107.1
Profit / (loss) from continuing operations	3,262.0	152.2	(389.6)	(276.9)	371.4	58.9
Profit / (loss) from discontinuing operations	130.7	847.7	(605.3)	(140.8)	—	—
Profit / (loss) arising on discontinuance of operations	—	—	(952.2)	750.9		—
Net profit / (loss)	3,392.7	999.9	(1,947.1)	333.2	371.4	58.9

Per share amounts
Basic
Profit / (loss) from continuing operations	26.64	1.09	(2.67)	(1.56)	1.44	0.23
Profit / (loss) from discontinuing operations	1.07	6.06	(4.16)	(0.80)	—	—
Profit / (loss) arising on discontinuance of operations	—	—	(6.53)	4.25	—	—

Net profit / (loss)	27.71	7.15	(13.36)	1.89	1.44	0.23

Diluted
Profit / (loss) from continuing operations	25.61	1.09	(2.67)	(1.56)	1.40	0.22
Profit / (loss) from discontinuing operations	1.02	5.71	(4.16)	(0.80)	—	—
Profit / (loss) arising on discontinuance of operations	—	—	(6.53)	4.25	—	—
Net profit / (loss)	26.63	7.04	(13.36)	1.89	1.40	0.22

Weighted average shares outstanding
Basic	122,457,667	139,896,409	145,691,868	176,527,751	257,813,528	257,813,528
Diluted	128,886,650	148,368,287	151,297,104	182,132,987	265,187,939	265,187,939

Dividend per A ordinary share (cents)(2)	—	—	—	5	6	1.0
Dividend per N ordinary share (cents)(2)	22	24	24	25	30	4.8

Consolidated Income Statement Data:
U.S. GAAP:
Revenue, net		8,168.7	9,861.4	11,208.6	11,526.1	1,826.6
Operating profit / (loss)		(1,966.4)	(2,355.8)	(63.0)	1,042.6	165.2
Profit / (loss) from continuing operations		(739.7)	(2,582.0)	(889.6)	495.3	78.5
Discontinued operations		1,994.2	(2,665.0)	528.0	—	—
Cumulative effect of change in accounting principle		—	18.4	(531.5)	—	—
Net profit / (loss)(3)		1,254.5	(5,228.5)	(893.1)	495.3	78.5

Per share amounts
Basic
Profit / (loss) from continuing operations		(5.29)	(17.73)	(5.04)	1.92	0.30
Discontinued operations		14.26	(18.29)	2.99	—	—
Cumulative effect of change in accounting principle(4)		—	0.13	(3.01)	—	—
Net profit / (loss)		8.97	(35.89)	(5.06)	1.92	0.30

Per share amounts
Diluted
Profit / (loss) from continuing operations		(4.68)	(17.73)	(5.04)	1.87	0.30
Discontinued operations		13.44	(18.29)	2.99	—	—
Cumulative effect of change in accounting principle(4)		—	0.13	(3.01)	—	—
Net profit / (loss)		8.76	(35.89)	(5.06)	1.87	0.30

Consolidated Balance Sheet Data (at period end):
South African GAAP:
Total assets	9,690.1	18,372.9	17,871.0	13,373.1	13,092.5	2,074.9
Net assets	2,358.6	10,098.6	5,687.0	3,808.7	3,417.5	541.6
Capital stock(5)	1,626.0	1,626.9	1,857.1	4,513.4	4,592.0	727.7
Total long-term debt(6)	3,258.4	3,507.5	5,510.4	3,060.2	2,622.0	415.5
Minority interests	1,178.1	7,546.1	4,324.5	305.1	235.0	37.2
Total shareholders’ equity	1,180.6	2,552.7	1,362.5	3,503.6	3,182.5	504.4
U.S. GAAP:
Total assets		30,126.3	23,750.5	12,896.2	11,318.1	1,793.7
Net assets		21,431.1	11,116.8	3,306.5	3,376.1	535.0
Total long-term debt(6)		3,779.4	5,742.6	3,843.9	2,815.6	446.2
Minority interests		14,307.0	7,967.6	257.4	187.3	29.7
Total shareholders’ equity		7,124.1	3,149.2	2,779.1	3,188.9	505.4

Other Data:

South African GAAP:
Cash flow from operating activities	635.0	91.1	(235.6)	1,271.9	1,636.6	259.4
Cash utilized in discontinued operations	(299.2)	(432.5)	(574.0)	(277.0)	(5.8)	(0.9)
Cash flow from investing activities	(2,323.4)	(732.4)	(1,162.6)	162.8	(555.1)	(88.0)
Cash flow from financing activities	3,795.7	1,375.0	797.1	(649.6)	(554.7)	(87.9)
___________

(1)	Includes interest expense, interest income, preference dividend income, foreign exchange gains and losses and fair value adjustments on derivative instruments.

(2)	Based on the U.S. dollar exchange rate at the respective payment dates of the 2004, 2003, 2002, 2001 and 2000 dividends. The U.S. dollar equivalent of the dividend per Class N ordinary share was U.S. $0.04, U.S. $0.03, U.S. $0.02, U.S. $0.03 and U.S. $0.03, respectively.

(3)	For U.S. GAAP reporting purposes, effective April 1, 2002, Naspers adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather are tested at least annually for impairment. If this standard would have been adopted for fiscal years 2002 and 2001 the adjusted net profit/(loss) would have been Rand (3,842,228) and Rand 2,424,922, respectively, and basic and diluted earnings per share for those years would have been Rand (26.37) and Rand (26.37) in fiscal 2002 and Rand 17.34 and Rand 17.13 in fiscal 2001, respectively.

(4)	The cumulative effect of change in accounting principle for fiscal 2003 relates to the adoption of SFAS 142. Upon completion of the transitional test, Naspers recorded an initial goodwill impairment of Rand 531.5 million. The cumulative effect of change in accounting principle for fiscal 2002 of Rand 18.4 million relates to the fair value of fair value hedges recorded on adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities".

(5)	Excludes long-term debt and redeemable preferred stock.

(6)	Includes long-term liabilities in respect of capitalized finance leases, concession liabilities, interest-bearing loans, program and film rights liabilities and non-interest bearing loans.

Exchange Rate Information

The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Rand exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Rand as certified for United States customs purposes by the Federal Reserve Bank of New York. On September 21, 2004, the rate was Rand 6.447 per U.S. $1.00.

Year ended March 31,	Average Rate(1) (Rand per U.S. $1.00)

2000	6.191
2001	7.341
2002	9.643
2003	9.572
2004	7.161
___________

(1)	The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

	High	Low
	(Rand per U.S. $1.00)
April 2004	6.940	6.265
May 2004	7.053	6.515
June 2004	6.640	6.165
July 2004	6.341	5.905
August 2004	6.746	6.090
September 2004 (until September 21, 2004)	6.680	6.447

For other important information, you should read the discussion of South African exchange controls in Item 10 of this annual report under the heading "Exchange Controls".

3.D.	Risk Factors

Risks relating to countries in which Naspers and its joint ventures operate

Naspers’ multinational operations expose it to a variety of economic, social and political risks

There is an element of risk in all countries in which Naspers operates. A majority of Naspers’ revenue comes from its operations in South Africa. Naspers may be significantly affected by political, social and economic changes in countries where Naspers has significant operations. The incidence of HIV/AIDS infection in a number of markets in which Naspers operates is high and is forecast to increase over the next decade. Those at risk may include both Naspers’ employees, giving rise to increased sickness and disability costs for Naspers, and its customers, resulting in a reduction in sales and an inability to grow Naspers’ revenue base.

There has been a period of significant change in South Africa since the democratic government came to power in 1994. Some government policies designed to alleviate and redress the inequalities suffered by the majority of citizens under the previous government may have an adverse impact on business. In particular, Naspers cannot predict to what extent the government will continue to introduce legislation or other measures designed to empower previously disadvantaged groups nor can it assess the potential impact of these reforms.

South Africa and some other African countries have experienced high levels of crime and unemployment in recent years. These problems have impeded fixed inward investment into these countries and have prompted some emigration of skilled workers. As a result, Naspers may have difficulty in attracting and retaining suitably qualified employees. Against the background of past political tensions and the current transition to stable democratic governments, it is not possible to predict the future economic or political direction of these countries. Matters that may affect African countries’ future economic and political direction include whether their governments can successfully address the various political, social and economic challenges and the effect of the continuing integration of these African economies with the economies of the rest of the world.

Naspers also operates in other countries, including Thailand and China, through its shareholding in MIH Holdings Limited ("MIH Holdings"). MIH Holdings’ operations in these emerging markets may involve significant economic and operating risks. Many countries in Asia have experienced difficulties resulting from currency fluctuations, high interest rates, increases in corporate bankruptcies, stock market declines and other factors that may materially and adversely affect MIH Holdings’ business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives.

South Africa’s economy has recently experienced periods of low growth, high inflation and unemployment

The South African economy has been growing at a moderate rate, inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low. The growth in South Africa’s GDP was 2.2% for 2001, 3.0% for 2002 and 1.9% for 2003. South Africa’s unemployment rates were 29.4% in September of 2002, 28.2% in September of 2003, and 27.8% in March 2004. The rapid depreciation in value of the Rand against the U.S. dollar during the latter part of 2001 put upward pressure on South Africa’s inflation rate (Consumer Price Index excluding interest rates on mortgage bonds - CPIX) during the 2002 calendar year, peaking at 11.3%. During 2003 and 2004, the inflation rate decreased as the Rand appreciated in value against the U.S. dollar and was 4.2% in July of 2004. The South African Reserve Bank has stated that it intends to maintain South Africa’s inflation rate at between 3% and 6% per year. Despite such intentions, there can be no assurance that these inflation targets will be met. A future increase in inflation would increase financing and other costs in a manner that could adversely affect Naspers’ profitability.

South African exchange control restrictions could affect Naspers’ normal corporate functioning

South Africa’s exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia. Exchange controls may continue to operate in South Africa for the foreseeable future. As a consequence of these exchange controls, an acquisition of shares or assets of a South African company by a non-resident purchaser will require exchange control approval if the payment for the acquisition is in the form of shares of a non-resident company or if the acquisition is financed by a loan from a South African resident. Denial of any required regulatory approval may result in the acquisition not occurring.

South Africa’s interest rates may increase Naspers’ borrowing costs

The volatility of the Rand in past years has impacted the prime lending rate in South Africa, as the South African Reserve Bank has attempted to manage inflation by increasing interest rates. Depreciation of the Rand has therefore resulted in higher interest rates in South Africa over the last decade than in most developed countries which had more stable currencies over that period. The prime lending rate in South Africa reached a five-year high of 20.0% in 1999. The prime lending rate of 11% on September 15, 2004 was at its lowest level over the past 20 years mainly due to the significant appreciation in value of the Rand against most major currencies over the past two years. An increase in interest rates in South Africa would increase Naspers’ cost of capital, as some of its borrowings are denominated in Rand.

Naspers could suffer losses as a result of fluctuations in foreign currency exchange rates

Naspers’ reporting currency is the Rand. Naspers conducts, and will continue to conduct, business transactions in currencies other than its reporting currency. In fiscal 2004, approximately 32.2% of Naspers’ revenue was generated outside South Africa. Naspers is exposed to foreign exchange risk primarily with respect to the U.S. dollar, the Baht, the Renminbi and the Euro against the Rand, which has in the past significantly affected and could in the future significantly affect Naspers’ revenues, financing costs and general business and financial condition. In addition, fluctuations in the exchange rate of these currencies could significantly affect the comparability of Naspers’ performance between financial periods, as a portion of Naspers’ sales are made in currencies other than Rand while Naspers’ financial statements are stated in Rand.

A significant portion of Naspers’ cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in the currencies of countries in which Naspers has limited operations, such as U.S. dollars. Where Naspers’ revenue is denominated in local currency, a depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and its ability to meet cash obligations. Many of Naspers’ operations are in countries or regions that have experienced substantial depreciation of the local currency against the U.S. dollar in recent years. Naspers cannot assure you that the hedge transactions it enters into to mitigate currency risk will fully protect it against currency fluctuations, or that Naspers will be able to hedge effectively against these risks in the future.

The Rand and Baht have at times in the past depreciated against the currencies of their major trading partners by more than the difference in the inflation rate between South Africa and Thailand and their major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. The value of the Rand against the U.S. dollar remains difficult to predict and vulnerable to significant depreciation. Since December 2001, the Rand has significantly appreciated against the U.S. dollar, ending fiscal 2004 at Rand 6.31. The Rand depreciated after March 31, 2004 to Rand 6.447 on September 21, 2004. Any strengthening of the Rand will have a negative impact on the U.S. dollar based earnings of the group, but a positive impact on its dollar based expenses. Naspers cannot predict the future relative strength of the Rand or Baht against the U.S. dollar and expects that these currencies will remain volatile against major currencies like the U.S. dollar and the Euro.

In addition, fluctuation in the exchange rate between the Rand and the U.S. dollar could adversely affect the market value of Naspers American Depositary Shares ("ADSs") and the real value of dividends paid on the ADSs.

The strength trade unions could adversely affect Naspers’ business

As of March 31, 2004, trade unions represented some of Naspers’ world-wide employees. A number of trade unions have close links to various political parties. In the past, trade unions have had a significant influence as vehicles for social, economic and political reform and in the collective bargaining process. Naspers cannot assure you that the cost of complying with labor laws will not adversely affect its operations.

Because Naspers is a South African company, you may not be able to enforce judgments against Naspers and its directors and officers that are obtained in U.S. courts

Naspers is incorporated in South Africa. Most of Naspers’ directors and executive officers reside outside the United States. Substantially all the assets of Naspers’ directors and executive officers and substantially all Naspers’ assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Naspers or its directors or executive officers, or to enforce against such persons judgments of the United States courts based upon the civil liability provisions of the Federal securities laws or other laws of the United States or any of its states. Although foreign judgments are recognized by South African courts, they are generally not directly enforceable in South Africa and can only be enforced by way of execution of an order to that effect made by a competent South African court, the latter court basing its order upon the judgment of the foreign court.

The policy of South African courts is to award compensation only for loss or damage actually sustained by the person claiming the compensation. Punitive damages are generally not recognized by the South African legal system, on the grounds that such awards are contrary to South African public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to South African public policy. South African courts cannot consider the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually observe their own procedural laws, and where an action based on a contract governed by the laws of a foreign jurisdiction is brought before a South African court, the capacity of the parties to contract may under certain circumstances be determined in accordance with South African law. A plaintiff who is not resident in South Africa may be required to provide security for costs where proceedings are initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated by way of the apostille procedure in terms of the Hague Convention 1961 before they may be used in South Africa. Also, foreign judgments concerning the ownership, use or sale of any matter or material connected with South African commerce (such as production, import and export) require consent from the South African Minister of Trade and Industry to be enforced in accordance with the South African Protection of Business Act, 1978. Naspers has been advised by Webber Wentzel Bowens, its South African counsel, that there is doubt as to the enforceability against Naspers and its directors and officers in South Africa of liabilities predicated solely upon the Federal securities laws of the United States.

Risks relating to Naspers’ business

Naspers’ level of debt could adversely affect its business and competitive position

Naspers has an amount of debt that may adversely affect its business in numerous ways. As of March 31, 2004, Naspers had total debt (including finance leases and debt in respect of program and film broadcasting rights) of approximately Rand 3.87 billion, or U.S. $613.9 million. On the same basis and as of the same date, Naspers’ ratio of total debt to equity equaled 1.22. Naspers’ debt could, among other things:

•	increase its vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly where borrowings are or will be made at variable interest rates;

•	limit its ability to obtain additional financing that may be necessary to operate, develop or expand its business;

•	require Naspers to dedicate a substantial portion of its cash flow from operations to service its debt, which in turn reduces the funds available for operations, future business opportunities and dividends; and

•	potentially place Naspers at a competitive disadvantage relative to competitors with less debt.

Naspers’ ability to make payments on its debt will depend upon its future operating performance, which is subject to general economic and competitive conditions, many of which are outside Naspers’ control. If the cash flow from Naspers’ business and its operating subsidiaries is insufficient to make payments on its debt or is otherwise unavailable, Naspers may have to delay or reduce capital expenditures, attempt to restructure or refinance its debt, sell assets or raise additional equity capital. Naspers may not be able to take these actions on satisfactory terms, in a timely manner or at all.

Naspers depends on access to cash flow from its subsidiaries and joint ventures, and limitations on accessing the cash flow may adversely affect Naspers’ business operations and financial condition

Naspers Limited is structured as a holding company and has no significant business operations or assets other than its interests in its subsidiaries, joint ventures and other investments. Accordingly, Naspers Limited relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. Naspers Limited’s subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to Naspers Limited, whether by intercompany loans or by the payment of dividends. The ability of Naspers Limited to utilize the cash flow from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa, Thailand, China and other countries, to foreign investment and exchange control laws and also to the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by Naspers’ South African businesses cannot be currently utilized outside South Africa without exchange control approval. Naspers’ non-South African subsidiaries may be subject to similar restrictions imposed by their respective home countries. In addition, because the consent of some of Naspers Limited’s joint venture partners is required for distributions from Naspers Limited’s joint ventures, Naspers Limited’s ability to receive distributions from the joint ventures is dependent on the co-operation of its joint venture partners. The interests of the minority shareholders of some of Naspers Limited’s subsidiaries and associates must be considered when those subsidiaries and associates make distributions. Accordingly, Naspers Limited cannot assure you that it will be able to obtain cash from its subsidiaries, joint ventures and other investments at the times and in the amounts required by Naspers Limited. Any failure by Naspers Limited to receive distributions from its businesses could restrict its ability to provide adequate funding to the combined group and otherwise meet its obligations. Naspers Limited’s business units may face funding and liquidity difficulties under the terms of the financing arrangements upon which they depend. Each Naspers Limited business relies on its own separate credit facility and financing, to the extent necessary. Naspers Limited has not to date provided any parent company guarantees in respect of bank borrowings. Several of the credit facilities and other financing arrangements contain financial covenants and other similar undertakings and requirements. If these covenants, undertakings or requirements are violated, the financing may not be available and the relevant business unit could face liquidity difficulties. In addition, many of the different group credit facilities must be renewed annually by the relevant lenders.

Naspers’ businesses operate in highly competitive and rapidly changing industries, and increased competition could adversely affect Naspers’ results of operations and financial condition

Pay-television. Although Naspers is currently the leading provider of pay-television services in most of its markets, Naspers competes directly with both state owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other entertainment and leisure activities for general leisure spending. Naspers cannot determine the nature or extent of future competition it may face in the pay-television market. In South Africa, Naspers’ largest pay-television market, licenses may be granted in the future to other operators. In Greece, the entry of new competitors into the pay-television market remains a continuous threat. In Thailand, UBC faces competition from several provincial cable systems, most of whom do not hold official licenses. Naspers cannot predict if or when competitors will enter the pay-television markets in which it offers pay-television services nor can it predict the likely loss of revenue or increase in costs if competitors enter these markets.

In addition, the sale of DVD’s and broadband and wireless Internet companies providing digital pay-television content may over time erode Naspers’ traditional pay-television subscriber base.

Internet. The market for Internet access, communication, portal and related services is highly competitive. Naspers anticipates that competition will continue to intensify as the use of the Internet grows. The African and Asian Internet markets are characterized by an increasing number of entrants. Naspers’ competitors may better position themselves to compete in these emerging markets as they mature. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources and better recognized brand names than Naspers. Some of Naspers’ Internet businesses may therefore never reach profitability.

Print media. Revenues in the print media industry are dependent primarily upon paid circulation and advertising revenues. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Naspers. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Naspers may face increased competition as both local and international publishers introduce new niche titles. Internationally recognized titles also continue to be introduced in South Africa. Many of the print media markets are overpopulated, with too many titles relative to the size of the subscriber base. Competitors that are active in the same markets as Naspers attempt to increase their market share, circulation and advertising revenues by changing the style and layout of their publications to win new customers at the expense of Naspers’ magazines and newspapers. In addition, Naspers’ competitors may reduce the cover prices of their publications to increase their circulation. Naspers may be forced to decrease the prices it charges for magazines and newspapers in response. Naspers’ business and results of operations may be harmed as a result.

Other businesses. The markets for the products and services currently offered by Irdeto Access BV ("Irdeto Access") (Naspers’ conditional access technology business) and Naspers’ book publishing and education businesses are highly competitive. All three businesses operate in fragmented markets and some compete with large international players. Irdeto Access competes with numerous entities, including subsidiaries of other pay-television providers, many of which have substantially greater financial resources than Naspers. Via Afrika Limited ("Via Afrika"), Naspers’ book publishing and private education business, faces competition from several South African publishers as well as large international publishing houses, which have substantially greater resources and strong brand names. Educor Holdings Limited ("Educor"), the private education subsidiary of Via Afrika, faces competition from many different South African public universities and private educators, as well as from international educators, many of whom have substantially greater resources and better recognized brand names than Educor.

Steady or declining subscriber levels may prevent further growth of some of or all of Naspers’ businesses

Naspers’ largest businesses are generally in mature markets and face significant difficulties in maintaining or growing the number of subscribers. Naspers’ pay-television business in Greece has in the past experienced high levels of annual subscriber churn and decreasing subscriber numbers. Naspers’ pay-television business in South Africa is mature and total subscriber numbers have been relatively flat recently. High levels of churn and decreasing or flat subscriber numbers may be caused by competition from new entrants to the pay-television market and from other sources competing for discretionary income, economic and other local difficulties, the loss of popular sports and movie programming content and seasonality associated with the markets in which Naspers operates. Increases in prices can also lead to churn and subscriber terminations. Declining subscriber levels also adversely affect Irdeto Access, because Naspers’ pay-television operators constitute some of Irdeto Access’ primary customers. Naspers’ print media business has experienced circulation pressure due to the maturity of some of its magazine titles and newspapers in South Africa and the introduction into the market of a large number of competing magazines and newspapers. Steady or declining subscriber levels make it difficult for Naspers to grow its businesses.

A reduction in demand for advertising may adversely affect Naspers’ businesses and revenues

A portion of Naspers’ revenue is generated by advertising, which is cyclical and dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence Naspers’ advertising revenue, decreases significantly in times of economic slowdown or recession. In particular, Naspers’ advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of Naspers’ control, such as terrorist attacks or acts of war. Global economic downturns and declining levels of business activity of Naspers’ advertisers have in the past and could in the future adversely affect Naspers’ results of operations. Newspaper and magazine advertising may decline relative to television, radio and outdoor advertising. Such trends would adversely affect Naspers’ results and financial condition.

Increases in newsprint and magazine paper costs could adversely affect Naspers’ results

Newsprint and magazine paper costs represent the single largest raw material expense for Naspers’ print media businesses and are among Naspers’ most significant operating costs. Newsprint and magazine paper costs fluctuate from time to time due to numerous factors beyond Naspers’ control, especially exchange rate fluctuations between the Rand and other currencies such as the U.S. dollar and the Euro. An increase in newsprint and magazine paper costs could adversely affect Naspers’ earnings and cash flow.

Naspers’ business environment is subject to rapid technological change which could render Naspers’ products and services obsolete or less competitive

Naspers operates pay-television and technology businesses through its holding in MIH Holdings and Internet businesses through Media24, Via Afrika and MIH Holdings. The rate of technological change affecting the pay-television and Internet industries is rapid compared to other industries. Emerging trends, such as the migration of television from analog to digital transmission and the convergence of television, the Internet and other media, are creating an unpredictable business environment. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to products and services sold by Naspers. Naspers’ print media, publishing and education businesses also operate in markets that change in response to technological innovations and other factors. In particular, the means of delivering Naspers’ products, and the products themselves, may be subject to rapid technological change.

Naspers cannot predict whether technological innovations will make some of its products or services wholly or partially obsolete, or adversely affect the competitiveness of its businesses. Naspers may be required to continue to invest significant resources to further adapt to changing technologies, markets and competitive environments.

Naspers’ substantial investment in Internet related business may not produce positive returns

A part of Naspers’ strategy is to further develop its Internet businesses. Naspers has invested, and will continue to invest, significant amounts to develop and promote its Internet initiatives and electronic platforms. Naspers has made these investments through Media24, Via Afrika and through its shareholding in MIH Holdings, which includes M-Web Holdings (Pty)

Limited ("M-Wed Holdings") and Sportscn. The provision of products and services over the Internet and otherwise in electronic form is highly competitive and is in relatively early stages of development.

Naspers may experience difficulties developing this aspect of its business due to a variety of factors, many of which are beyond Naspers’ control. These factors may include:

•	the acceptance of Naspers' Internet initiatives and related electronic platforms by customers;

•	competition from comparable and new technologies;

•	government regulation and control of the content and medium;

•	customers not accepting or not continuing to use the Internet and electric media; and

•	failures or difficulties with the data networks and infrastructures upon which Naspers depends.

Moreover, Naspers relies on third parties for the provision of local and international bandwidth.

Naspers’ long-term success depends on the continued development of the Internet as a commercial medium, which is uncertain in many of the countries in which Naspers has entered or may enter the Internet business. As is typical in the case of a new industry characterized by rapidly changing technology, developing industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the Internet are subject to uncertainty. Critical issues concerning the commercial use of the Internet, including the perceived lack of security of commercial data, such as credit card numbers, and capacity constraints resulting in delays, transmission errors and other difficulties may impact the growth of Internet use. These and other issues affecting the Internet industry may be aggravated in countries with less developed Internet cultures and infrastructures in which Naspers currently conducts or may in the future conduct its Internet business, including South Africa, Thailand and China. If the market for Internet access services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Internet access and services offered by Naspers are not broadly accepted, Naspers’ growth strategy could be adversely affected.

The instant messaging business in China in which Naspers has an interest is dependent upon its relationship with third parties and mobile telephony operators

MIH Holdings’ associated company, Tencent Holdings Limited ("Tencent"), provides Internet, mobile and telecommunications value-added services to subscribers in China through two companies, which are licensed to operate these services, but in which Tencent does not hold any equity interests. Instead, Tencent relies on a series of contracts in order to recognize and receive the economic benefit of the business and operations of the two companies. These contractual arrangements may not be as effective in providing control as direct ownership of the two companies, and there can be no assurance that the contractual arrangements are in compliance with Chinese laws and regulations.

The revenue generated by Tencent’s instant messaging services is recognized and received under contracts with Chinese mobile telephony operators. If these operators commit errors in recording revenue or fail to pay fees due to Tencent, or if existing contracts are not renewed or less favorable terms are imposed, Tencent’s financial condition, results of operations and profitability would be materially and adversely affected. Also, if the business conditions of the mobile telephony operators deteriorate or if these mobile telephony operators impose penalties or restraints on Tencent, Tencent’s business operations and financial condition may be materially and adversely affected.

The mobile telecommunications markets in which Tencent operates are highly competitive, rapidly developing and subject to significant economic, regulatory and other uncertainties. In addition, the growth of Tencent’s instant messaging business will depend, in large part, on the future level of demand for mobile data telecommunications in the markets in which Tencent operates. The size of the future Tencent customer base will be affected by a number of factors, many of which are outside of Naspers’ control, such as the regulatory regime governing the provision of telecommunication services in China and the general economic conditions in the region.

Naspers’ businesses rely on software and hardware systems that are susceptible to failure

Interruptions to the availability of Naspers’ Internet services or increases in the response times of Naspers’ services caused by the failure of its software or hardware systems could reduce user satisfaction, the amount of Internet traffic and Naspers’ attractiveness to advertisers and consumers. Naspers’ publishing business also depends upon the timely functioning of software and hardware used to print newspapers and magazines and to publish books. Naspers is also dependent upon web browsers, telecommunication systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. Naspers’ operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Despite Naspers implementing network security measures, Naspers’ servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems.

Naspers’ business may suffer if they cannot obtain attractive programming or if the cost of television receivers increases

The continued success of Naspers’ pay-television business depends upon its ability to continue to obtain attractive movie, sports and other programming on commercially reasonable terms. For most of the programming, Naspers contracts with suppliers who in turn purchase programming from content providers. Much of Naspers’ premium programming is sourced through Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"). Naspers’ film studio and sport programming contracts are up for renewal from time to time. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, Naspers will be required to seek alternative programming from other sources. Naspers cannot be sure whether alternative programming would be available on commercially reasonable terms or whether the alternative programming would appeal to Naspers’ subscribers. Naspers’ business strategy also depends on its ability to offer attractive programming on an exclusive basis. Political, regulatory and competitive pressures are making it more difficult to maintain exclusive rights to programming.

Naspers’ growth depends in part upon its ability to attract new pay-television customers. Many new customers are required to purchase the equipment necessary to receive Naspers’ broadcasts. The cost of this equipment may discourage potential subscribers, and Naspers’ market penetration and growth may be impeded if the cost of this equipment increases.

Satellite failures could adversely affect its business and ability to grow

Naspers’ digital programming is transmitted to its customers through different satellites around the world, and in some regions Naspers’ terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, Naspers receives a significant amount of its programming through satellites. Satellites are subject to significant risks. These risks include defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. The operation of satellites is beyond Naspers’ control. Future launch failures or disruption of the transmissions of satellites that are already operational could adversely affect Naspers’ operations. Some satellites used by Naspers’ pay-television operations have experienced technical failures in the past. In addition, Naspers’ ability to transmit its programming following the end of the expected useful lives of the satellites Naspers currently uses and to broadcast additional channels in the future will depend upon Naspers’ ability to obtain rights to utilize transponders on other satellites. In the event of a satellite failure, Naspers would need to make alternative arrangements for transponder capacity. Naspers cannot assure you that it could obtain alternative capacity rights on commercially reasonable terms or at all.

Naspers’ business may suffer if its printing equipment or facilities are damaged or fail to perform

Naspers’ newspapers, magazines and educational textbooks, and a number of third party publications are printed on printing equipment and facilities owned by the group. If one or more of our printing facilities were damaged or if operations were interrupted due to a natural disaster or otherwise, the publication of some titles or textbooks could be interrupted and Naspers’ operating results could be adversely affected. In the event of such damage or destruction, Naspers would need to make alternative arrangements for printing to be outsourced. Naspers cannot assure you that it could obtain alternative printing services on commercially reasonable terms or at all.

Unauthorized access to Naspers’ programming signals may adversely affect Naspers’ revenues and programming arrangements

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

Government regulations may adversely affect Naspers’ ability to conduct its businesses and generate operating profits

Pay-television, Internet and other media operations are generally subject to governmental regulation in the countries in which Naspers operates. In these industries, governmental regulation can take the form of price controls, service requirements, programming content restrictions, ownership restrictions, licensing requirements and restrictions on the amount of fees paid for advertising. Delays in obtaining or renewing any necessary regulatory approvals could adversely affect Naspers’ ability to offer some of or all its services. In most of the countries in which Naspers conducts its pay-television businesses, it operates under licenses obtained from governmental or quasi governmental agencies. These licenses are subject to periodic renewal, and Naspers cannot assure you that they will be renewed on terms as favorable as the existing licenses or at all. Naspers cannot assure you that adverse changes in the regulatory framework of any country in which Naspers operates will not occur in the short or long term. The media and competition regulatory frameworks in South Africa, Thailand, China and Greece are subject to change, and the relevant regulatory authorities may increase their regulation of Naspers’ businesses in these countries. Naspers cannot predict the likely impact that any such action by applicable competition and regulatory authorities could have on the operation of its businesses. In addition, there are several legislative proposals and other initiatives underway in all markets that could materially impact how Naspers conducts its business.

Failure to maintain Naspers’ relationships with its partners, suppliers and local governments could disrupt Naspers’ businesses

Many of Naspers’ operations have been developed in cooperation or partnership with key parties. With regard to these operations, Naspers is dependent on its partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits. Any failure by Naspers to form alliances with such partners, or the disruption of existing alliances, could adversely affect Naspers’ ability to penetrate and compete successfully in many important markets. Naspers’ businesses are dependent on their relationships with international suppliers, including major film studios (as discussed above) and book publishers.

Some of Naspers’ businesses may also be vulnerable to local governmental or quasi governmental entities or other third parties who wish to renegotiate the terms and conditions of their agreements or other understandings with Naspers or who wish to terminate these agreements or understandings. Adverse developments with respect to Naspers’ relationships with its partners or with local governmental or quasi governmental entities could adversely affect Naspers’ business strategy and results of operations in important markets.

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

Naspers’ intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect its results and ability to grow

Naspers’ products are largely comprised of intellectual property content delivered through a variety of media, including magazines, newspapers, books, television and the Internet. Naspers relies on trademark, copyright, trade secret and other intellectual property laws and employee and third party non-disclosure agreements to establish and protect its proprietary rights in these products. Naspers conducts business in some countries where the extent of the legal protection for its intellectual property rights is not well-established or is uncertain.

Even where the legal protection for Naspers’ intellectual property rights is well-established, Naspers cannot assure you that its intellectual property rights will not be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from Naspers’ intellectual property rights without its authorization. The lack of Internet specific legislation relating to trademark and copyright protection creates a further challenge for Naspers to protect content delivered through the Internet and electronic platforms. If unauthorized copying or misuse of Naspers’ products were to occur to any substantial degree, Naspers’ business and results of operations could be adversely affected. Litigation may be necessary to protect Naspers’ intellectual property rights, which could result in substantial costs and the diversion of Naspers’ efforts away from operating its business.

Legal claims in connection with content that Naspers distributes may require Naspers to incur significant costs or to enter into royalty or licensing agreements, which could adversely affect Naspers’ competitive position

The content Naspers makes available to customers through its publishing, pay-television and Internet businesses could result in claims against it based on a variety of grounds, including defamation, negligence, copyright or trademark infringement, obscenity or facilitating illegal activities. In particular, Naspers expects that software developers will increasingly be subject to claims asserting the infringement of other parties’ proprietary rights as the number of products and competitors providing software and services increases.

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

Risks relating to the Class N ordinary shares and Naspers ADSs

Existing Class A ordinary shares of Naspers have more voting rights than, and a liquidation preference over, the Class N ordinary shares and ADSs of Naspers

Naspers’ issued capital at March 31, 2004 consists of 712,131 Class A ordinary shares and 296,816,639 Class N ordinary shares. The Class N ordinary shares are listed on the JSE Securities Exchange South Africa and on a poll carry one vote per share. The Class A ordinary shares are not listed on any stock exchange and on a poll carry 1,000 votes per share. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of the Class A ordinary shares, which carry approximately 34.69% of the total voting rights in respect of Naspers’ ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of the Class A ordinary shares. The members of the board of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are also members of the board of directors of Naspers Limited. As a result, the controlling shareholders and these directors significantly influence the outcome of any action requiring approval of shareholders, including amendments to Naspers’ memorandum and articles of association for any purpose, the issuance of additional Class A or Class N ordinary shares, and mergers and other business combinations. If the interests of Naspers’ controlling shareholders and directors diverge from your interests, they may be in a position to cause or require Naspers to act in a way that is inconsistent with the general interests of holders of Class N ordinary shares and ADSs.

If Naspers is liquidated, holders of Class A ordinary shares will be paid the nominal value of such shares before any payment is made to holders of Class N ordinary shares or ADSs. Based on the outstanding Class A ordinary shares, this amounted to approximately Rand 14.2 million as of March 31, 2004.

South African company law, resolutions passed by Naspers’ shareholders and the lower voting rights of the Class N ordinary shares relative to Class A ordinary shares could deter a change in control and may adversely affect Naspers’ share price

Some of the provisions of the South African Companies Act, 1973 (the "Companies Act") and some of the resolutions passed annually by Naspers’ shareholders in general meeting may discourage attempts by other companies to acquire or merge with Naspers, which could reduce the market value of Class N ordinary shares and ADSs. The Companies Act requires that 75% of the total votes exercisable by all shareholders at a meeting (subject to a quorum of shareholders holding at least 25% of the total number of votes present, in person or by proxy, at the meeting) approve changes to certain provisions of Naspers’ memorandum and articles of association. In addition, Naspers’ shareholders in general meeting may annually pass resolutions that authorize Naspers’ board of directors to issue certain Class N ordinary shares and certain Class A ordinary shares without the specific approval of the holders of Class N ordinary shares.

The lower voting rights of the Class N ordinary shares relative to Class A ordinary shares could prevent or hinder a merger, takeover or other business combination involving Naspers or discourage a potential acquirer from otherwise attempting to obtain control of Naspers.

Your ability to sell a substantial number of Class N ordinary shares or ADSs may be restricted by the liquidity of shares traded on the JSE Securities Exchange South Africa or NASDAQ

The only trading market for Class N ordinary shares is the JSE Securities Exchange South Africa. Historically, trading volumes and the liquidity of shares traded on the JSE Securities Exchange South Africa have been low in comparison with some other markets. The only trading market for Naspers ADSs is the NASDAQ National Market ("Nasdaq"). Trading volumes of Naspers ADSs on Nasdaq have been low. As a result, the ability of a holder to sell a substantial number of Class N ordinary shares on the JSE Securities Exchange South Africa or ADSs on Nasdaq in a timely manner may be restricted. From July 1, 2003 through June 30, 2004, 297.9 million Class N ordinary shares (100.4% of the total issued) were traded on the JSE Securities Exchange South Africa and 1.1 million ADSs were traded on Nasdaq.

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

Naspers started as a printer and publisher of a daily newspaper in 1915. In 1916 it expanded its business by publishing its first magazine and in 1918 its book publishing operations were founded. Naspers’ print media operations developed to such an extent over the years that Naspers is now one of the leading media groups in Africa.

With the advent of electronic media in the 1980s, Naspers expanded its activities to incorporate pay-television and later Internet media platforms. In 1985, Naspers and several other South African media companies formed an electronic pay-media business, M-Net. M-Net was listed on the JSE Securities Exchange South Africa in 1990. In October 1993, M-Net was divided into two companies. The subscriber management, signal distribution and cellular telephone businesses, together with a holding in FilmNet (a pay-television operator in Europe) were placed into a new company called MultiChoice Limited (later named MIH Holdings Limited).

In 1995, Richemont S.A. and MultiChoice Limited merged their global pay-television operations, including the interest in FilmNet, MultiChoice’s operations in Africa, and Richemont’s interest in Telepiu, into a single venture called NetHold B.V., which MultiChoice held through its subsidiary, MIH Limited. In March 1997, MIH Limited and Richemont merged most of NetHold’s assets with Canal+, the French based pay-television operator. However, MIH Limited retained NetHold’s African, Mediterranean and Middle East pay-television businesses and acquired 49% of Irdeto Access from Canal+. MIH Limited also received a small interest in Canal+. MIH Limited subsequently sold its interest in Canal+ to fund its expansion plans, including the purchase of the remainder of Irdeto Access from Canal+, the purchase of a 31.1% interest in the Thai pay-television operator UBC and the purchase of a 44.5% interest in OpenTV. OpenTV and MIH Limited were listed on Nasdaq in 1999. In August 2002, MIH Limited sold its stake in OpenTV.

In 1997, MIH Limited created an Internet service provider and named it M-Web Holdings. In March 1998, M-Web Holdings was spun off as a listed entity on the JSE Securities Exchange South Africa. It was subsequently delisted, and Naspers now holds 100% of the economic interest in the company.

In January 2000, Naspers merged its existing private education business with another leading South African private education service provider, thereby forming Educor Holdings Limited, which is one of the leading private education providers in South Africa. During 2000, Naspers also organized and branded its print media businesses under the Media24 umbrella.

In December 2002, Naspers conducted a reorganization pursuant to which the minority interests in MIH Holdings and MIH Limited were swapped for shares in Naspers itself. Holders of MIH Limited shares, resident in any country other than South Africa, received their interest in Naspers shares in the form of Naspers ADSs. MIH Holdings shares were delisted from the JSE Securities Exchange South Africa and MIH Limited’s shares were delisted from Nasdaq. At the same time, Naspers’ ADSs were listed on Nasdaq.

In May 2001, the group acquired a 46.5% interest in Tencent Holdings Limited, the operator of an instant messaging platform in China called QQ. The business developed into the leading instant messaging business in China. Tencent Holdings listed on the Hong Kong Stock Exchange in June 2004.

Naspers acquired an additional interest in M-Net and SuperSport and subsequently they were both delisted from the JSE Securities Exchange South Africa and Nigerian Stock Exchange with effect from April 15, 2004.

For information on Naspers’ principal investments and capital expenditures and divestitures, see the description of Naspers’ business in "Item 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects".

4.B.	Business Overview

Overview

Naspers is a multinational media company with principal operations in pay-television and Internet subscriber platforms, print media, book publishing, private education and related technology markets. Naspers’ most significant operations are located in South Africa, where it generates approximately 67.8% of its revenues, with other significant operations located elsewhere in Sub-Saharan Africa, Greece, Cyprus, the Netherlands, the United States, Thailand and China. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, Internet services, newspapers, magazines and books. Many of Naspers’ businesses hold leading market positions, and Naspers capitalizes on these strong positions when expanding into new markets.

Naspers’ business comprises three core segments:

Subscriber Platforms

The subscriber platforms segment comprises pay-television, Internet and related technology activities and is operated principally through MIH Holdings. MIH Holdings owns or operates pay-television and Internet subscriber platforms in Africa, Greece, Cyprus, Thailand and China. This segment contributed approximately 67.6% to Naspers’ total revenue in fiscal 2004.

Print Media

Media24 encompasses the newspaper and magazine publishing and printing interests of Naspers. It also includes the internet activities of Media24 Digital. Media24 is the largest publisher of magazines, one of the largest publishers of newspapers and the largest printer and distributor of magazines and related products in Africa. This segment contributed approximately 22.0% to Naspers’ total revenue in fiscal 2004.

Book Publishing and Private Education

Naspers’ book publishing activities are conducted through Via Afrika (formerly Nasboek). Via Afrika is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening, and viewing products in various formats. Naspers also incorporated its private education business, Educor, into the larger Via Afrika group during fiscal 2004. Educor is a leading provider of private education in South Africa. It offers face-to-face full-time, part-time and block release programs, as well as distance learning education and training programs. This segment contributed approximately 10.4% to Naspers’ total revenue in fiscal 2004.

Strategy

Naspers focuses on media businesses in growing markets in which it has or hopes to attain strong, sustainable market positions. Naspers uses content, brands and distribution channels from existing businesses to grow businesses in other markets and to develop new businesses. Naspers has integrated the Internet into each of its businesses to better reach and retain customers and increase the value of its content. Naspers’ key objectives are as follows:

•	Focus on Investments and Technology. Naspers has made substantial investments in recent years to upgrade and enhance its subscriber platforms. Naspers intends to consolidate the leading positions it holds in many markets and to expand into new ones. Most of Naspers’ pay-television platforms offer digital subscriptions and feature interactive or enhanced services. Naspers has expanded its printing facilities by investing in advanced printing and related facilities. Additional newspaper and magazine titles have been launched or acquired when market opportunities present themselves. Naspers also has launched several Internet related businesses.

•	Build Digital Subscriber Base. Naspers seeks to continue to expand MIH Holdings’ digital pay-television subscriber base, both by converting its current analog customers to the digital service and by gaining new digital customers. MIH Holdings offers subscribers movie and sports programming, and is adding interactive services to its bouquets (the term used to describe the channels offered by a pay-television provider on a given platform).

•	Grow Internet Businesses. Naspers intends, by offering content and superior service, to grow M-Web Holdings as an Internet service provider and content portal in Africa. Naspers is also focused on e-commerce opportunities and on developing Internet service provider ("ISP") operations in other sub-Saharan nations. Naspers has an interest in the operations of China’s leading instant messaging platform. It will continue to develop such interests in China and elsewhere. Naspers’ print media and book publishing businesses are using their core competencies to create new business opportunities over the Internet.

•	Maintain Local Approach. Naspers has a track record of establishing businesses in developing markets such as Africa, the Mediterranean and Asia. Naspers believes that a component of its success in these markets is its emphasis on taking a local approach. This may involve employing local partners and management teams and incorporating linguistically and culturally tailored local content in its service offerings. Naspers’ strategy is to continue to take a local approach to content as it expands its pay-television and Internet businesses.

•	Provide Quality Service. Naspers views its subscriber platform business primarily as a service business and, accordingly, places great emphasis on providing quality customer service. Naspers believes that this helps build customer loyalty and reduce "churn" (a term used to describe customer turnover or subscriber loss). Naspers seeks to achieve high-quality customer service by operating service centers and utilizing advanced computer systems, which allow customer service representatives to address customer concerns more quickly.

Segments

Naspers’ business is comprised of three core segments - Subscriber Platforms, Print Media and Book Publishing and Private Education. The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period for Naspers’ core business segments for the last three fiscal years:

	Revenue (Rand millions except percentages)
	2004		2003				2002
	R millions	% of revenues	% change from 2003	R millions	% of revenues	% change from 2002	R millions	% of revenues

Subscriber Platforms
— Pay-television	7,299	57.0	1.0	7,225	59.2	14.0	6,335	59.2
— Technology	315	2.5	(16.7)	378	3.1	(20.6)	476	4.4
— Internet	1,047	8.2	14.7	913	7.5	54.5	591	5.5
Print Media	2,820	22.0	14.2	2,469	20.2	14.4	2,159	20.2
Book Publishing and Private Education
— Books	785	6.1	18.0	665	5.5	6.1	627	5.9
— Education	536	4.2	(3.1)	553	4.5	8.2	511	4.8
Corporate services	2	—	100.0	1	—	—	1	—

The following table shows operating profit/(loss) and the percentage change in operating profit/(loss) from the prior period for Naspers’ business segments for the last three fiscal years:

	Operating profit/(loss) (Rand millions except percentages)
	2004		2003		2002
	R millions	% change from 2003	R millions	% change from 2002	R millions
Subscriber Platforms
—Pay-television	1,063	144.4	435	84.3	236
—Technology	(63)	—	14	(73.6)	53
—Internet	(81)	81.1	(428)	39.3	(705)
Print Media	373	33.7	279	15.3	242
Book Publishing and Private Education
—Books	15	—	(47)	(422.2)	(9)
—Education	12	—	(7)	36.4	(11)
Corporate services	(30)	(50.0)	(20)	(100.0)	(10)

The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period by geographic market for the last three fiscal years:

	Revenue (Rand millions except percentages)
		2004			2003			2002
	R millions	% of revenues	% change from 2003	R millions	% of revenues	% change from 2002	R millions	% of revenues

South Africa	8,679	67.8	8.8	7,976	65.4	14.5	6,964	65.1
Rest of Africa	1,503	11.7	(5.2)	1,585	13.0	17.0	1,355	12.7
Greece and Cyprus	1,390	10.9	—	1,390	11.4	7.8	1,290	12.1
Asia	984	7.7	13.8	865	7.1	23.6	700	6.5
United States	27	0.2	(55.0)	60	0.5	7.1	56	0.5
Other	221	1.7	(32.6)	328	2.6	(2.1)	335	3.1

Subscriber Platforms

Overview

The subscriber platforms segment comprises pay-television platforms, Internet operations and instant messaging services and related technologies, and is principally operated through MIH Holdings. These businesses do not all develop at the same rate and are at varying stages of growth. The Internet is already providing much of the content and services that are available through interactive enabled television sets and mobile devices and will effectively become a backbone to the delivery of these services. The subscriber platform activities are conducted through various subsidiaries, joint ventures and associated companies primarily in Africa, Greece, Cyprus, Thailand and China.

Pay-television

The following table sets out the services offered and subscriber numbers for the group’s pay-television subsidiaries and joint ventures by region and service as at the end of fiscal 2004:

	LAUNCH DATE	SERVICE	SUBSCRIBERS AS AT MARCH 31, 2004
AFRICA
South Africa	1986	M-Net (analog)	300,821
	1995	DStv (digital)	774,887
Sub-Saharan Africa	1991	M-Net (analog)	8,859
	1996	DStv (digital)	283,093
MEDITERRANEAN
Greece	1994	FilmNet/SuperSport (analog)	111,999
	1999	NOVA (digital)	178,921
Cyprus(1)	1993	LTV (analog)	60,372
ASIA
Thailand	1995	UBC Cable (analog)	132,351
	1995	UBC Satellite (digital)	299,417
	2003	UBC Cable (digital)	4,425
___________

(1) A digital pay-television service was launched in Cyprus in July 2004.

From fiscal 2000 to fiscal 2004, the group increased the total number of subscribers under management from 1,925,511 to 2,155,145. Over the same period, the group’s digital subscribers as a percentage of its total subscribers increased from 37% to 71%. During fiscal 2004, the digital subscriber base increased by 185,133 to 1,540,743 subscribers, representing 14% growth. The group continues to migrate subscribers from the analog service to the higher revenue and higher margin digital service. The South African pay-television market is relatively mature, and the group does not expect the total number of subscribers in that market to increase.

The following table shows the growth of subscribers in each of the group’s markets:

	March 31,
	2004	2003	2002	2001	2000	CAGR(1)
SUBSCRIBERS (THOUSANDS)
AFRICA
South Africa	1,076	1,045	1,057	1,060	1,088	(0.3%)
Sub-Saharan Africa	292	260	224	180	154	17.3%
Total Africa	1,368	1,305	1,281	1,240	1,242	2.4%
MEDITERRANEAN
Greece	291	256	265	334	307	(1.3%)
Cyprus	60	54	53	51	43	8.7%
Total Mediterranean	351	310	318	385	350	0.1%
ASIA
Thailand	436	438	413	383	334	6.9%
Total Subscribers	2,155	2,053	2,012	2,008	1,926	2.9%
___________

(1)	Compounded annual growth rate calculated from March 31, 2000 until March 31, 2004.

Africa

The African business is operated through MultiChoice Africa (Proprietary) Limited and MultiChoice Subscriber Management Services (Proprietary) Limited (collectively "MultiChoice South Africa"), and MultiChoice Africa Limited ("MultiChoice Africa"), each an indirect wholly owned subsidiary of Naspers Limited. The African business provides pay-television and subscriber management services in 48 countries throughout Africa and the adjacent Indian Ocean islands. The group has ownership interests through MultiChoice South Africa and MultiChoice Africa in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In many other African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa’s subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a minor portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

The pay-television service consists of terrestrial analog networks as well as direct-to-home digital satellite television ("DStv") bouquets on three separate satellites: Eutelsat W4 KU-band, PAS 10 C-band and PAS 7 KU-band.

South Africa

MultiChoice South Africa offers a customized M-Net premium analog terrestrial channel consisting of sport and movies as well as a digital bouquet consisting of 58 video channels, 8 data channels, 40 audio music channels and 20 radio channels. Among the most popular with viewers are M-Net (Africa’s premier pay-television channel), SuperSport, Movie Magic, KykNET, Discovery Channel and National Geographic Channel. During fiscal 2004, enhancements to the DStv bouquet in South Africa included the addition of 3 video channels - History, Animal Planet and GO channel, a youth orientated channel, as well as enhanced television applications on BBC Food and Discovery channels. Enhanced television is an interactive application which allows viewers to use their remote controls and access information related to the content they are viewing.

MultiChoice South Africa’s aggregate subscriber base in South Africa as of March 31, 2004 was 1,075,708 subscribers, an increase from 1,044,791 subscribers at March 31, 2003. The digital subscriber base in South Africa grew by 95,921 subscribers during fiscal 2004 (from 678,966 to 774,887 subscribers) and as of March 31, 2004 accounted for 72% of the total number of pay-television subscribers in South Africa. The analog subscriber base declined to 300,821 subscribers during the same period, primarily due to subscribers upgrading from the analog to the digital platform. As of March 31, 2004, MultiChoice South Africa’s subscriber base represented approximately 16% of South Africa’s television households.

South Africa is Africa’s largest economy, with a population of approximately 44 million people, and is Africa’s third largest television market, with approximately 6.5 million television households. The South African market is relatively mature. Although the overall subscriber base is not expected to increase, MultiChoice South Africa does expect to continue to migrate subscribers from the analog service to the higher margin digital service.

The joint venture companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net provides premium entertainment channels and SuperSport provides sports channels carried by MultiChoice South Africa and MultiChoice Africa on their pay-television platforms in Africa.

Following a request by minority shareholders, M-Net and SuperSport were delisted from the JSE Securities Exchange in April 2004. Subsequent to the delisting, Naspers owns 60.1% of each of M-Net and SuperSport.

M-Net has output deals with film and television studios, enabling it to screen the best of quality movies, series and miniseries. M-Net compiles 14 channels for broadcast across the African continent. These channels are carried on various satellite platforms all of which are operated by MultiChoice Africa under the DSTV brand.

SuperSport produces nine sports channels for distribution across Sub-Saharan Africa. These comprise three primarily live 24-hour channels, a highlights channel, a dedicated interactive sports channel and four ad hoc sports channels, covering more than 100 different genres of sport. Recently, SuperSport created a new pan-African sports channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international cricket, rugby, golf and tennis was also offered on other SuperSport channels. The SuperSport Zone channel provides information, live scores and statistics on specific sporting events.

MultiChoice South Africa services its South African subscriber base through its customer care and billing center in Johannesburg and branches in Durban and Cape Town. The center in Johannesburg provides customers with walk-in and phone-in service, while the branches provide customers with a walk-in service.

The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to MultiChoice South Africa’s customers’ homes, where it is received by an antenna and decrypted by a set-top box. A satellite transmits the digital satellite signal. MultiChoice South Africa leases 8 KU-band transponders on this satellite, and its uplink facilities are provided by Orbicom (Pty) Limited and British Telecom (KU-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27-inch (or 90 cm), or smaller, ground dishes). Digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. MultiChoice Africa and MultiChoice South Africa utilize set-top box technology and the Irdeto Access encryption for their analog and digital platforms.

During the year ended March 31, 2004, MultiChoice South Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 1.26% on its analog subscriber base and 0.79% on its digital subscriber base. This compares to an average monthly net churn of approximately 1.36% on its analog subscriber base and 0.76% on its digital subscriber base during fiscal 2003. The net churn for the analog subscriber base excludes customers who upgraded to the digital service.

MultiChoice South Africa bills its subscribers monthly, in advance, in Rand. The following table sets forth certain pricing information for the South African businesses:

	Subscribers March 31,			Monthly Subscription Price			Equipment Price(1) Purchase

	2004	2003	2002	Rand		U.S. $(3)	Rand	U.S. $(3)
	(thousands)

Analog	301	366	466	209.90[2]	)	33.26	600	95
Digital	775	679	591	379.00(2)		60.06	1,250	198
___________

(1)	Excludes price of satellite dish in the case of digital service.

(2)	Includes price increase that occurred in April 2004.

(3)	Converted at spot exchange rate at March 31, 2004 (U.S. $1 = Rand 6.31)

Sub-Saharan Africa

The group offers terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures and agents. MultiChoice Africa offers many of the same premium channels in Sub-Saharan Africa as MultiChoice South Africa offers in South Africa, including those broadcasting exclusive premium films and popular sports. MultiChoice Africa’s digital service features various bouquets with some 54 video channels (including the customized M-Net channel and many major international network channels), 12 data channels and up to 56 audio channels, which are transmitted to 48 countries in Sub-Saharan Africa, and adjacent islands. MultiChoice Africa’s analog service transmits a customized M-Net and SuperSport channel, which features exclusive movies and sports and other programming, to three African countries. As of March 31, 2004, MultiChoice Africa and its subsidiaries and joint ventures had 283,093 Sub-Saharan African subscribers to its DStv digital satellite service and 8,859 Sub-Saharan African subscribers to its terrestrial analog service, compared to 244,994 digital and 15,409 analog subscribers as of March 31, 2003.

The marketing efforts of MultiChoice Africa’s Sub-Saharan pay-television business are focused on the major cities in each of the countries served on the basis that households in these major metropolitan areas are more likely to be able to afford its services than rural households. As in South Africa, targeting digital and analog services to market sectors with different economic demographics is likely to increase MultiChoice Africa’s overall subscriber base and encourage analog subscribers to upgrade to the digital service in the future.

In each Sub-Saharan African market, MultiChoice Africa generally bills its customers in U.S. dollars or U.S. dollar equivalents. During fiscal 2004, its Sub-Saharan African operations experienced an average monthly net churn of approximately 5.1% on the analog subscriber base and approximately 1.52% on the digital subscriber base, as compared to average monthly net churn of approximately 2.8% on the analog subscriber base and approximately 1.41% on the digital subscriber base for fiscal 2003. The higher than normal analog churn is due to the closure of most of the remaining analog transmission networks and upgrades to the digital services.

The following table sets out certain pricing information for MultiChoice Africa’s Sub-Saharan African businesses:

	Subscribers March 31,			Monthly Subscription Price(1)	Equipment Price(2)

	2004	2003	2002
	(thousands)

Analog	9	15	21	U.S.$ 34-00	N/A
Digital	283	245	202	U.S.$ 54-00	U.S. $ 177
___________

(1)	Represents the average price across all of MultiChoice Africa’s Sub-Saharan African businesses.

(2)	Includes the price of the satellite receiver.

MultiChoice Africa’s digital service is transmitted direct-to-home, on PAS10 C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz) and the Eutelsat W4 KU-band and PAS7 KU-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa utilizes the Irdeto Access encryption and set-top box technology for both its analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted programming.

MultiChoice Africa delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in three countries. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. When received by a customer, a decoder in a set-top box decrypts the signal and provides it to the customer’s television. MultiChoice Africa is systematically shutting down its analog terrestrial networks on a country by country basis as more and more analog subscribers migrate to digital, making the terrestrial analog networks uneconomic on a selective basis. During fiscal 2004 the service was terminated in Kenya and Tanzania.

Mediterranean

Naspers offers terrestrial analog and digital pay-television services in Greece and Cyprus through its subsidiary NetMed NV ("NetMed"). The digital service in Cyprus was launched in July 2004. An agreement was reached on June 19, 2003, pursuant to which Teletypos SA and its subsidiaries ("Teletypos") exchanged their equity interest in MultiChoice Hellas SA ("MultiChoice Hellas"), a subsidiary of NetMed, in return for approximately €6.6 million in cash and a 12.8% equity interest in NetMed ("the Teletypos transaction"). The Teletypos transaction was subject to certain regulatory approvals that were obtained on September 22, 2004. After the completion of the Teletypos transaction, the group will own 74.6% of NetMed. Global Capital Investors II LP, an investment fund managed by Global Finance SA, will own 8.4% of NetMed, Antenna Pay-TV Limited, a subsidiary of Antenna SA, will own 4.2% of NetMed, and Teletypos will own 12.8% of NetMed.

On July 26, 2002, NetMed, Myriad International Holdings BV ("Myriad") and Fidelity Management S.A. ("Fidelity"), among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed period and accordingly NetMed and Myriad believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. For more information on this and related proceedings, please see "Item 8.A. Financial Information—Legal Proceedings".

NetMed manages its Mediterranean pay-television business through the following operating subsidiaries:

•	MultiChoice Hellas and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. After the completion of the Teletypos transaction, NetMed, through Myriad Development B.V., will control 95% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held as to 5% by Lumiere Television Limited. NetMed

•	owns 69.04% of MultiChoice Cyprus Holdings Limited and the remaining 30.96% is held by Lumiere Television. MultiChoice Cyprus Holdings owns 50.9% of MultiChoice Cyprus, a company listed on the Cypriot Stock Exchange, and the remaining shares are publicly held.

•	NetMed, directly and indirectly through its subsidiary, Myriad Development BV, owns 100% of NetMed Hellas SA ("NetMed Hellas"). NetMed Hellas operates the FilmNet and SuperSport premium pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus.

•	Synergistic Network Development S.A. is 100% owned by NetMed and is responsible for signal transmission and distribution.

NetMed’s Greek digital satellite service, Nova, offers 25 channels in Greek and more than 250 other European channels. The Greek language channels that are included in the Nova service (such as FilmNet, SuperSport and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, MGM, TCM, National Geographic and Animal Planet. SuperSport features exclusive sporting events for the Greek market.

FilmNet provides a combination of exclusive, first run movies, along with some original and imported series. NetMed’s analog service consists of three channels; FilmNet, SuperSport and Fox Kids transmitted on two analog frequencies.

Greece has a population of approximately 10.9 million people and approximately 3.5 million television households, giving NetMed’s pay-television services a market penetration of approximately 9% of television households.

The total number of pay-television subscribers for the Mediterranean region was 351,292 households at the end of fiscal 2004, up from 310,169 at the end of fiscal 2003. During fiscal 2004, the analog subscriber base in Greece declined by 3,986 to 111,999 households, while Nova (the digital television service) maintained its leading position in the region by adding 39,173 digital subscribers to end the fiscal year with 178,921 subscribers. As of March 31, 2004, NetMed had 60,372 subscribers in Cyprus.

The decline in Greek subscribers from 2001 to 2003 was caused by market confusion as a result of the launch and subsequent liquidation of a new competing pay-television service in Greece. In October 2001, Alpha Digital Synthesis S.A. ("Alpha Digital") entered the pay-television market in Greece and launched a 20-channel pay-television service. In September 2002, Alpha Digital entered liquidation. However, NetMed’s subscriber numbers did not recover when the commercial television company, Alpha Satellite TV S.A. ("AST"), took over and contracted with the majority of A Division Greek football teams. NetMed has gradually improved its position and currently has 10 of the 16 A Division football clubs contracted for the next two to three years. However, Alpha Digital's free-to-air television has contracted with six teams, including the most popular team for a period of two to three years. AST remains a strong competitor which could undermine NetMed’s subscriber growth in the next few years. Rights to the Greek Cup competition, the only other local football competition of value, are currently out to tender. The tender outcome is uncertain and NetMed may not secure these rights. See "—Competitors and Competitive Position" for more information.

During fiscal 2004, NetMed experienced an average monthly net churn of approximately 0.45% on its total subscriber base in Greece, an improvement from 1.47% during fiscal 2003. This improvement was due to an improved football line-up. In the year head, the line-up is not likely to improve further and churn could increase. The equivalent churn rate for Cyprus was 0.30% due to the acquisition of the European Champions League football rights. As no equivalent new sporting event will be signed up this coming year, churn could increase in Cyprus. Another factor that could lead to additional churn in Cyprus is competition from broadband services (See "-Competitors and Competitive Position").

NetMed markets the Nova service as an upscale alternative to the premium analog package, and it expects the majority of the growth in its digital platform to come from subscribers that upgrade from the analog service. Through March 31, 2004, approximately 23% of the growth in the digital subscriber base comprised analog subscribers who have converted to the digital service. Overall, 40% of the total current digital subscriber base was analog subscribers in the past.

NetMed has concluded a number of long-term agreements for sports and film rights. Currently, NetMed holds the rights to 10 of the 16 A Division teams for the 2004/05 season, including three of the top teams. The status of football in Greece, however, remains uncertain, with several clubs, including two of the four most popular, facing financial difficulties. Clubs are dependent on the government coming up with a tax relief package which has been long awaited, but this may not be enough to secure the financial future of some teams. NetMed has resigned from all court cases pertaining to the rights of football teams but continues to pursue teams for damages although there is no certainty as to the outcome.

Thailand

The group has a joint venture interest in United Broadcasting Corporation Public Company Limited ("UBC"), the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, the group now owns 30.8% of UBC. UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC". The remaining shares in UBC are beneficially owned by Telecom Holding Limited ("TH") (22.7%), a subsidiary of Telecom Asia Public Company Limited ("TA"), Asia Multimedia Limited (17.7%), a subsidiary of TH, the Mass Communications Organization of Thailand (0.4%), which is one of the two primary media regulators in Thailand, and other private investors and the public (28.4%).

The joint venture arrangement under which UBC operates is governed by a shareholders agreement dated February 16, 1998, between the group and TH, together with two amendments to the agreement. The agreement establishes corporate governance procedures, provides for the financing of UBC, grants the group certain management rights, including the right to appoint the chief operating officer, and sets forth the other terms of the UBC joint venture. The agreement also imposes certain restrictions on the group’s ability to transfer its interest in UBC to a third party.

UBC’s digital satellite and analog cable services each provide the same 50 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels on the satellite service and digital cable service and seven educational channels on the analog cable service. Channels produced and shown on UBC’s pay-television systems include UBC Film Asia, UBC InsidE, UBC Spark, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, (which shows programming tailored for Thai audiences, including favorite local sports such as Mua Thai boxing and Thai football), along with exclusive major international events. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and Hallmark; news channels such as CNN, BBC and CNBC; children’s programs such as the Cartoon Network; infotainment channels such as Discovery, Animal Planet, National Geographic and History Channel; and sports channels including ESPN and Star Sports. UBC secures the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market. A significant number of these "turn around" channel arrangements are done on an exclusive basis. In Naspers’ other markets, exclusive rights to first-run movies are secured by the operating companies through their locally created movie channels. UBC also broadcasts major local free-to-air channels. Most programming on UBC’s pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

For the year ended March 31, 2004, UBC’s average monthly net churn was approximately 1.5%, as compared to 1.1% for fiscal 2003. Churn increased as UBC announced a Thai Baht 160 price increase across all packages while increased competition from cable operators who pirate their content and sell a competitive package at a fraction of the price also contributed to increased churn. UBC both sells and rents set-top boxes to subscribers. Where the set-top boxes are rented, the cost is built into the connection fee and monthly charge. The group believes that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC’s services.

As of March 31, 2004, UBC had 436,193 total subscribers, consisting of 132,351 analog cable subscribers, 4,425 digital cable subscribers and 299,417 digital satellite subscribers, as compared to 437,589 total subscribers at March 31, 2003 (145,687 analog cable and 291,902 digital satellite). The subscriber base has remained relatively flat year on year because of increased competition from small cable operators, many of whom operate illegally and in violation of copyright laws. UBC is working with the Royal Thai government to address this issue.

Thailand has a population of approximately 61.1 million people, with approximately 15.4 million television households. There are many small, provincial cable systems, now estimated at over 400, of which only 76 are officially licensed on annual licenses. A substantial number of these operators are currently violating Thai law, including licensing requirements and copyright law, and increased pressure is being brought against these illegal operators. Content providers have filed complaints against these operators resulting in raids and confiscation of equipment by the Royal Thai Police. Taking into account the crackdown on illegal operators in Thailand and assuming the Thai government continues to take action against unlicensed operators and operators who violate Thai copyright law, the group believes that the co-coordinated marketing of UBC’s analog and digital cable and digital satellite services should result in increased subscriber growth. UBC is engaged in extensive lobbying efforts as are international rights owners. This issue is also being raised in current free trade discussions between Thailand and the United States.

UBC launched a digital cable service in October 2003 on the network it leases from Asia Multimedia. Asia Multimedia has offered additional bandwidth to carry digital services for a five year period at no additional charge. At the end of the five years UBC hopes to have fully migrated its analog cable base to digital cable thereby freeing bandwidth previously used for transmitting analog services to launch additional digital services.

The following table sets out certain pricing information for the Thai business:

	Subscribers March 31,			Mini Package		Silver Package		Gold Package(1)		Rental Fee(2)		Up Front(3)
	2004	2003	2002	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)
	(thousands)

Analog Cable	132	146	150	549.48	14.00	928.26	23.66	1,412.97	36.01	90	2.29	11,000	280.33
Digital Cable	5	-	-	N/A	N/A	928.26	23.66	1,412.97	36.01	160	4.08	11,000	280.33
Digital Satellite	299	292	263	N/A	N/A	928.26	23.66	1,412.97	36.01	160	4.08	11,000	280.33
___________

(1)	The price was increased by Thai Baht 160 Value Added Tax inclusive effective May 1, 2003 on all packages.

(2)	Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital satellite subscriber rental fees vary depending upon the date on which the subscriber joined the service. Digital cable subscriber rental fees are the same for all subscribers who rent their equipment.

(3)	Includes installation fee, connection fee and refundable set-top box deposit.

(4)	Inclusive of value-added tax ("VAT") and converted at closing exchange rate for the year ended March 31, 2004 (U.S. $1=Thai Baht 39.24).

UBC’s digital satellite service is transmitted on a KU-band signal through the Thaicom 3 satellite. Subscribers receive their signal on a 60-90 cm satellite dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access’s conditional access system and smart card technology.

UBC cable’s transmission is delivered on hybrid coaxial fiber-optic cable lines over a dropwire into homes that utilize a set-top box to access the signal. Digital cable set top boxes are utilizing Irdeto Access’s conditional access system and are sourced from the same supplier as the digital satellite boxes.

Competitors and Competitive Position

MultiChoice South Africa’s digital and analog platforms in South Africa compete directly with the four free-to-air television channels in South Africa (which are carried on MultiChoice South Africa’s digital bouquet) and indirectly with all live sporting events, motion picture theatres, video rental stores, mobile telephones, lotteries, gaming, the Internet and other forms of entertainment.

MultiChoice Africa is the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which MultiChoice Africa broadcasts, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. Digital direct-to-home competition is expected in West Africa, and Nigeria in particular, in the foreseeable future. MultiChoice Africa believes that its wide selection of high-quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market and differentiates its offering from other broadcasters.

In Greece and Cyprus, NetMed competes directly with free-to-air broadcast channels, including national Greek networks (such as Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna).

Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and Alpha Digital, had been granted licenses. Both had their licenses revoked, as Intersat failed to launch a digital television platform and Alpha Digital entered liquidation. Recently the Greek Post, Telecommunication & Telegraph ("PTT") OTE launched a national satellite called Hellas Sat, serving Greece, the Balkans and greater Europe.

New technologies are being adopted in Cyprus where a broadband network has been laid down by the Cyprus telecommunications monopoly, Cyta. The network currently reaches 65% of Greek-speaking Cypriot households. Cyta is planning to supply a package of basic pay-television channels as well as high speed internet and bundled telephony services to consumers. Cyta also plans to launch Video-on-demand ("VOD") services via broadband and will compete directly with NetMed in the territory. Increased competition in Cyprus has prompted regulators to review the duration and exclusivity of programming deals, especially football, held by MultiChoice Cyprus’ two program suppliers LTV and Alfa. The Cypriot regulator has limited the term of football rights from five years to three years and obliged the Cyprus Football Federation to offer additional packages of football rights in the increasingly competitive market. Further regulatory review is possible and remains a risk.

The Thai television industry consists primarily of six free-to-air television stations and UBC’s pay-television operations. There are also several small, provincial cable systems, now estimated at over 400. In 1999, Thai Television, formerly World Star Television, launched an unencrypted pay-television service in Bangkok which charges subscription fees and relies upon advertising revenue. Thai Television has faced a number of operational challenges and difficulties in securing advertising revenues due to low penetration and viewership. The group believes that UBC’s programming, including first-run movies and sporting events, gives it an advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC’s service and consequently form part of the bouquet available to UBC’s subscribers. The group believes that this arrangement enhances its appeal to current subscribers and assists in growing UBC’s subscriber base.

Seasonality

The group’s pay-television business experiences an increase in the level of subscriber churn during the summer holiday season, particularly in Greece where the conclusion of the football and basketball seasons coincide with summer, when many subscribers travel away from their primary residence and engage in other forms of leisure. In Thailand, UBC experiences higher sales in the second half of the calendar year, as consumers appear to defer some discretionary spending. In Africa, the start of the European Football season is normally characterized by subscriber growth.

Technology

Irdeto Access

The group’s subsidiary, Irdeto Access, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access’ products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals. The products control subscriber access to content, services and events across all media platforms, including digital television and Internet protocol (IP) streaming media. Irdeto Access offers customers over 30 years of experience in the pay-media industry and a range of skilled resources and properties.

Irdeto Access has 117 clients (including the affiliated companies MultiChoice South Africa, MultiChoice Africa, NetMed and UBC) in more than 40 countries. During the year ended March 31, 2004, Irdeto Access sold approximately 2.5 million personalized digital smart cards with a total of approximately 12 million shipped to date since 1995 when digital smart cards were first launched. Smart cards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. During the year, Irdeto Access acquired 27 new customers in all regions of the world.

Irdeto Access continues to innovate in the security-related aspects of its products. While continuing to produce robust security technology, on-going action against pirate networks continued to deter pirates from attempting to compromise Irdeto Access’ technology.

Entriq
Entriq Inc. is a solutions provider of media commerce technologies for pay-television and the Internet. The convergence between the Internet, pay media networks (satellite, cable, digital terrestrial) and Broadband networks, has created a business area in which Entriq plays an active role.

Entriq provides a comprehensive management and protection solution for pay media worldwide. Recently, the company consolidated several other technology businesses within the group to bring together systems to monitor, manage, protect and sell pay media offerings, all under the Entriq banner. The services these technologies deliver include:

Billing - Entriq provides comprehensive billing and customer care functionality. The system can also be used for database marketing and logistics management, and includes a Telesales and Client Loyalty system. Entriq currently supports over 7 million subscribers worldwide, 65% of which are subscribers of digital pay-television services.

Security - Entriq provides content providers with a trusted third party service to protect, authorize, manage and track online media content across multiple distribution platforms in a simple, flexible and efficient manner.

Customer Care - Entriq offers a hosted technology and service platform that provides a quick start-up for new clients and can be migrated into their mainstream operations over time. The service includes project management; customer care; dedicated and trained representatives equipped to manage sales, registration, product support, technical support, billing and refunds; training facility for Entriq customers; multiple language capability; flexible pricing for dedicated or shared support infrastructure; and a defined service level agreement and quality assurance program.

Competitors and Competitive Position

The extent and nature of competition is in large part determined by the ability to provide secure products that effectively combat piracy at competitive prices, the ability to offer superior customer service and the ability to acquire new clients, as the cost of switching for existing customers can be high. Irdeto Access’ main competitors are NDS Group plc and Nagravision S.A., which provide conditional access systems to digital satellite pay-television broadcasters and digital cable television operators.

Competition to Entriq’s products and services are determined by the ability to provide superior security, billing, and customer care to enable customers to be successful with their online distribution, cable and satellite operations and e-commerce initiatives. Entriq’s ability to acquire new clients is dependent on success with existing clients and continual development of current products to meet market trends and customer requests. It is expected that new competition could enter the market as forecasts continue to grow especially for e-commerce and Internet distribution. Entriq's main competitors consist primarily of separate Digital Rights Management providers and separate billing and customer care providers.

Internet

Naspers’ approach to the Internet is to establish Internet businesses and, in conducting such businesses, to draw on its existing strengths and areas of expertise. Despite the recent harsh revaluation across much of the Internet sector, Naspers continues to regard Internet technology as important. It has impacted traditional ways of doing business, including the relationship between clients and suppliers, and has transformed the competitive landscape in many industries. In particular, Naspers utilizes its existing assets to build strong subscriber platforms. Naspers believes in an "anytime, anywhere" philosophy, which enables its subscribers to access its content platforms via television, Internet and wireless technologies. In the future, the group expects to deploy its expertise in order to manage interactive services.

South Africa

Naspers conducts most of its Internet business in South Africa through its indirect wholly owned subsidiary, M-Web Holdings. M-Web Holdings provides the infrastructure for MultiChoice South Africa’s interactive platform.

The South African internet market has consolidated rapidly since 1999. Currently there are approximately 2.4 million internet users and between 800,000 and 1,000,000 dial-up subscriber homes. Growth in the dial-up internet market has slowed dramatically. Broadband access is in its infancy with only approximately 30,000 broadband users in South Africa.

M-Web Holdings had approximately 242,000 dial-up subscribers at March 31, 2004, which translates to an approximate 10% market share, when considering the market size in relation to total Internet users in South Africa.

On August 20, 2004 it was announced that M-Web Holdings reached an agreement with Tiscali International BV to acquire its South African internet service provider business for approximately Rand 320.0 million. This transaction is subject to various regulatory approvals, including Competition Commission approval.

The following table summarizes subscriber numbers and subscription fees for M-Web Holdings’ dial-up, ADSL broadband and web hosting services.

	Subscribers March 31,			Monthly Subscription Price

	2004	2003	2002	Rand	U.S. $(1)
	(thousands)

Dial-up	242.0	247.8	248.9	145	23
ADSL Broadband	4.6	-	-	329	52
Web and server hosting	2.1	2.9	2.6	249	40
___________

(1)	Converted at spot exchange rate at March 31, 2004 (U.S. $1=Rand 6.31).

M-Web Holdings is also active in the business-to-business ("B2B") and business-to-consumer ("B2C") e-commerce markets. The business division of M-Web Holdings offers integrated commerce solutions to retailers and is a leader in the B2C e-commerce market. It offers various on-line services to large corporations and to the small and medium enterprise ("SME") and small-office-home-office ("Soho") markets. These services include web and server hosting, business mail solutions, domain name registrations, leased line access, application service provision, web development and e-commerce solution development.

Commercezone, a division of M-Web Holdings, is active in the B2B e-commerce market with products ranging from strategic sourcing to e- procurement platforms for the group and external customers. The on-line advertising and e-commerce markets are at an early stage of development in South Africa. M-Web Holdings estimates that neither is likely to start emerging as a significant generator of revenue in the near future. On-line consumer retail and true retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. The business division of M-Web Holdings offers support to the increasing number of e-commerce web sites by making its portal and its dial-up subscriber base available to corporate customers.

Thailand

The group’s Internet investments in Thailand comprise M-Web (Thailand) Limited ("M-Web (Thailand)") and, through a wholly owned subsidiary, a 62.5% interest in Internet Knowledge Service Center Company, a Thai company that holds a majority stake in an ISP, KSC Commercial Internet Company Limited ("KSC Comnet"). As of March 31, 2004, the group held an effective economic interest of 40.63% in KSC Comnet and 100% in M-Web (Thailand).

The group believes that there are approximately one million consumer Internet subscribers in Thailand and that advertising and on-line consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Revenue from these sources in Thailand will not be significant for some years.

M-Web (Thailand) offers a full suite of on-line services and solutions to businesses and consumers in Thailand. M-Web (Thailand) provides a comprehensive Internet experience in the Thai language, which is tailored to the Thai culture via the portal Sanook! (www.sanook.com).

M-Web (Thailand) has extended operations through the development of mobile telephone related services. These services comprise entertainment and information downloads via the short-message-service ("SMS") and multimedia-message-service ("MMS") offering of the three GSM operators in Thailand. M-Web (Thailand) is licensed to provide premium rated voice related services, which are at an early stage of development. M-Web (Thailand) has started operating the Tencent brand QQ instant messaging service. However, the business is still in its infancy and significant revenues are not expected in the medium term.

KSC Comnet provides Internet access and affiliated services to both the consumer and corporate segments. In the consumer market, Internet access has historically been purchased mainly on a pre-paid basis. It is expected that the consumer market will increasingly shift from narrow band to broadband services, favoring the fixed line telecommunications companies. In the corporate market, fixed line Internet access is the dominant service provided. Approximately half of the revenues are derived from corporate services and the other half from consumer services.

China

Tencent

The group has an interest in Tencent Holdings Limited ("Tencent") a provider of services based on the "QQ" instant messaging platform to Tencent Computer and Shiji Kaixuan, the licensed instant messaging operators in China. Tencent’s core market is mainland China, with QQ services also deployed in Taiwan, Japan, Thailand and South Africa.

On August 11, 2003, Tencent bought back some of its own shares, resulting in the group owning, through its subsidiary MIH QQ (BVI) Limited, 50% of the share capital of Tencent, with the founding members owning the remaining 50%.

Tencent completed its global offering and listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited on June 16, 2004 (the "Tencent IPO"). Tencent issued shares totaling approximately 27.71% of its overall share capital and raised approximately U.S. dollar 211.0 million (after expenses) in the Tencent IPO, including an over-allotment option exercised by the underwriters on July 5, 2004. Neither the group nor Tencent’s other existing shareholders sold any shares in Tencent in the Tencent IPO. The group and each of Tencent’s other existing shareholders entered into an underwriting agreement pursuant to which each agreed to not sell or otherwise dispose of its shares in Tencent for a period ending 180 days after the Tencent IPO. As a result of the Tencent IPO, the group’s ownership percentage in Tencent decreased from 50% to approximately 36.14%.

Tencent is a leading provider of Internet services and mobile value-added services in China, with the largest instant messaging ("IM") community in China. Tencent’s IM platform, branded QQ, allows users to communicate in real-time across the Internet, and mobile and fixed line telecommunications networks using various terminal devices. Tencent has been able to leverage its large user community and recognition of the QQ brand to attract Internet and mobile users to pay for its consumer-oriented Internet and mobile value-added services and products. As of March 31, 2004, Tencent had 97.1 million active IM user accounts. In addition, Tencent has been able to leverage the traffic in its online community to market online advertising services to its corporate clients.

Tencent was one of the first providers of IM and mobile value-added services in China. Since the introduction of its basic IM service, Tencent’s services and products have evolved into a variety of value-added services for the QQ community, including various fee-based IM service packages, entertainment and information content services, e-mail, chat rooms, dating services, casual games and massive multiple-player online games. Similarly, since the introduction of Tencent’s mobile IM services, its mobile and telecommunications value-added services have expanded to include mobile chat, Interactive Voice Response services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games and other telecommunications value-added services.

The growth in China’s Internet market is expected to be further fueled by the growth in broadband access. The large number of telecommunications and Internet users has accelerated the growing demand for value-added services in China.

The mobile value-added service market has also experienced rapid growth. Both China Mobile and China Unicom have launched mobile value-added service platforms that are the drivers behind the growth in the market.

The operation of telecommunications businesses in China, including Tencent’s Internet related IM, Internet content provision, online entertainment, online advertising businesses and other telecommunications value-added services, are subject to extensive regulation by the Chinese government. Due to such regulation, the Internet services and mobile and telecommunications value-added services are provided by Tencent’s wholly-owned subsidiaries in China, pursuant to contractual arrangements with Tencent and two domestic Chinese companies wholly-owned by Tencent’s founding shareholders. In compliance with both South African GAAP and U.S. GAAP, Tencent consolidates the financial statements of these two domestic companies because, in substance, the contractual arrangements give Tencent control over the voting rights of these domestic companies.

Tencent currently has three principal lines of business: Internet value-added services, mobile and telecommunications value-added services and online advertising.

Internet value-added services provide the main platform on which Tencent’s user community is built. IM is at the core of Tencent’s Internet value-added service platform. QQ is a comprehensive service platform that utilizes IM and other value-added services to create an online community. QQ is now widely recognized as the most popular IM community in China. Internet value-added services also include community services such as the QQ.com portal and entertainment services such as casual games, "avatars" (or virtual characters) and massive multiple-player online games. During the quarter ended March 31, 2004, the peak number of simultaneous online user accounts was 6.1 million and during the 16-day period ended March 31, 2004, the average number of daily user hours was 64.7 million and the average number of messages sent daily was 848.8 million. In addition, Tencent is making long-term investments building on its technical expertise to develop IM solutions targeted for enterprises in China.

Mobile and telecommunications value-added services are also an important segment of Tencent’s business. Mobile QQ is a mobile based extension of Tencent’s QQ service, which allows its users to access the QQ network via their mobile phones and communicate in real-time with other QQ users. Tencent has been introducing and promoting additional value-added services by leveraging its strategic relationships with telecommunications operators in China such as subsidiaries and branch companies of China Mobile and China Unicom. These value-added services include Mobile chat, ringback tones, mobile music, image and picture download services, mobile news and mobile games. As of March 31, 2004, there were approximately 12.8 million registered subscriptions for fee-based mobile and telecommunication value-added services provided directly by Tencent or through mobile operators.

Tencent sells advertising space on its QQ software client and websites that generate significant impressions daily. The QQ software client enables targeted advertisements such as "log-in flashes" and "system messages" to deliver high resolution images to the end user’s PC screen.

On April 20, 2004 the group entered into an amended and restated shareholders agreement with the other then existing shareholders of Tencent (the "Tencent Shareholders Agreement"), pursuant to which they agreed to exercise their rights as shareholders with regard to certain matters of Tencent. Under the Tencent Shareholders Agreement, the parties will vote their shares in Tencent so that the board of directors of Tencent and each subsidiary controlled by Tencent through holding more than half of the equity interests will have an equal number of directors nominated by the group and the other parties to the Tencent Shareholders’ Agreement, respectively. In addition, the group has the right to nominate the chief financial officer of Tencent. The Tencent Shareholders Agreement will expire on its third anniversary date, and can be terminated earlier by the other parties to the Tencent Shareholders’ Agreement if the group ceases to hold 15% of Tencent’s share capital, or by the group if the other parties to the Tencent Shareholders’ Agreement cease to hold in the aggregate at least 15% of Tencent’s share capital.

Sportscn

The group holds an 87% interest in Sportscn.com, which is one of the leading sports portals in China. Sportscn supplies sports results, statistics, betting odds and news via its Internet, mobile phone and fixed-line phone platforms which target sports fans. It generates most of its current revenues from sports consumers who subscribe to various sports result/information services on Sportscn’s mobile phone platform. The other significant revenue stream is advertising revenue from Chinese football prediction websites and international (i.e. non Chinese) sports bookmakers who advertise on Sportscn’s websites.

The regulation of on-line sports information/prediction/gaming services in China may adversely affect the current revenue model for Sportscn. In addition, the prohibition of international bookmaker online advertising by the Chinese authorities may adversely impact advertising revenues. Sportscn’s mobile phone information services revenue stream is also dependent on a continuing relationship with the main Chinese mobile operators. In particular, Sportscn is vulnerable to changes in the Chinese mobile telephone operators' billing policies such as the recently announced China Mobile policy of capping fees payable by subscribers, or to fines and restraints that may be imposed by mobile operators.

Sportscn has recently undertaken various business development projects which are aimed at expanding the Sportscn business by generating more subscription products to sell to the Sportscn user base. These projects are speculative and carry risks as they involve development of untested products and are subject to possible regulatory and licensing hurdles which Sportscn may not be able to clear.

Competitors and Competitive Position

In South Africa, M-Web Holdings’ main competitors in the Internet access business are Telkom SA, ABSA and various other ISPs that operate in this market. Telkom SA is pursuing customers before a second network operator is licensed. Once licensed, the second network operator may enter the residential and corporate access Internet market with competitive pricing. A number of companies offer e-commerce solutions to retailers. In the hosting and web development market, the competition is strong with some well-known companies, including UUNet and Internet Solutions, a subsidiary of Dimension Data.

Regulatory developments, including the grant of licenses to new operators, may affect the competitive position of Naspers’ pay-television operators and must be taken into consideration when evaluating competitive positions. You should read "—Regulation" for more information about the regulatory environment in Naspers’ key markets.

The ISP market in Thailand has for the past year been through turmoil from both a regulatory and competitive perspective. From a regulatory perspective the formation of a National Telecommunications Commission continues to be delayed. In October 2002, a new Government ministry, the Ministry of Information, Communications and Technology was formed. This Ministry assumed final regulatory control for the Internet industry in Thailand - in the absence of the National Telecommunications Commission. The Ministry has implemented policies which have led to the privatization of the two state telecommunications entities and to the entrance of both of these entities as competitors in the ISP market. Within the consumer segment, the fixed line telecommunications companies are exploiting their infrastructure to establish a leadership position within the residential broadband market. In the corporate segment, strong price competition remains a major factor in the industry.

Within the Internet media segment, Microsoft has entered the Thai market with the launch of a Thai language version of the Microsoft portal msn. Other international portal operators have also expressed a growing interest in this market, including eBay and Yahoo! Singapore. From a local competitive position, competitors in the portal market are typically entrepreneurial in nature, although the major music companies have initiated business operations in the mobile download market.

The market for Internet and telecommunications value-added services in China is highly competitive and competition is expected to increase continuously. As the industry is relatively new and is rapidly evolving, the basis of competition is expected to frequently shift, offering opportunities for new competitors to enter our markets. In addition, as China continues to open its telecommunications value-added services market to foreign investors, Tencent may face increased competition from international competitors that may establish joint venture companies with local companies to provide services based on the foreign investors' technology and experience developed in overseas markets. Several of Tencent's existing competitors, as well as a number of new potential competitors, may have significantly greater financial, technical and marketing resources than Tencent.

Tencent's main competitors in the overall Internet and telecommunications value-added services market in China are local Internet portals such as Sina.com, Sohu.com, Netease.com and Tom.com. Tencent competes directly with these portals to provide comprehensive Internet and telecommunications value-added services to Chinese consumers. Other competitors in the China IM market include Microsoft, Yahoo and AOL. These IM competitors have substantial brand recognition and large user bases outside China, and may leverage such strengths to increase their market position in the China market. Some of the telecommunications operators may also bundle their own IM services with the basic telecommunications services they offer, further increasing the level of competition in the market. In the area of mobile and telecommunications value-added services, Tencent also faces competition from a large number of competitors that provide an expanding range of value-added services. Tencent believes that the key areas of competition in mobile value-added services and products are currently mobile content and mobile games, and that their primary competitors in these areas will continue to be the local service providers. In the online entertainment market, Tencent also has a number of specialized competitors. In casual games, Tencent competes with Ourgames.net, Chinagames.net and Bian Feng, among others. Tencent also competes with Shanda, The9 and Guangtong, among others, in the massively multiplayer online game ("MMOG") market.

The enterprise IM market in China is in an early stage of development. Microsoft, AOL and Yahoo may enter the enterprise market in China, as they have launched enterprise IM products in the United States. Alibaba.com has recently begun to market a public IM service to its business customers via its portal. Enterprise software companies in China may also provide IM functionality in their products in the future.

Sportscn has vertical competitors in China, such as Espnstar.com.cn, and several horizontal competitors such as Sina.com.cn, Sohu.com and Tom.com. Naspers expects the market to remain competitive in the future.

Print Media

Overview

Media24 is a leading print media concern in Africa. The Media24 group is one of the largest publishers of magazines and newspapers and printers and distributors of magazines, newspapers and related products in Africa. In addition, Media24 is establishing Internet businesses that compliment and draw from existing strengths and areas of expertise and are rapidly evolving as leaders in their specific segments.

Media24’s current newspaper portfolio consists of approximately 50 titles and contributed 46% to the print media segment revenue in fiscal 2004. The magazine publishing division publishes approximately 40 titles and its contribution to the group’s print media revenue was 31%. Naspers owns an 84.2% interest in the Paarl Media group which operates all the non-newspaper printing activities and contributed 20% of the segment’s revenue. The NND24 division does most of the distribution of the magazines for the group, as well as for external customers, and contributed 2% to revenue. Approximately 17% of total newspaper circulation revenue and 6% of total magazine circulation is generated from subscribers; the balance is achieved via delivery to a wide network of retail and smaller merchandisers. Media24 Digital, the consumer related Internet businesses, contributed approximately 1% to this segment’s revenue.

The print media industry in South Africa is mature. Media24 has expanded its business over the past few years by adding a series of new titles to its stable and through a series of small acquisitions.

In addition, Media24 has streamlined its printing operations by merging with the Paarl Post Web group to establish Paarl Media Holdings in 2000. Media24 has established new infrastructure and production resources and buildings as part of a comprehensive replacement and refurbishment program. A new gravure printing press is being installed at Paarl Gravure at a cost of approximately Rand 100 million, and further capital investments of approximately Rand 65 million and Rand 88 million will be incurred over the next eighteen months at the newspaper printing presses in Johannesburg and Cape Town, respectively, to provide additional capacity for the circulation of the recently launched tabloids, Daily Sun and Son. Paarl Media Holdings is planning to expand its operations by establishing a printing plant in Johannesburg at an estimated cost of Rand 140 million. This plant will concentrate on commercial printing and some magazine printing.

Newspapers

Media24 conducts its newspaper publishing and printing business through its newspaper division. The current newspaper portfolio consists of approximately 50 titles. A number of new titles were added to the portfolio in recent years.

The five Media24 daily newspapers, Die Burger, Beeld, Volksblad, The Natal Witness (50% shareholding) and the Daily Sun, provide regional news coverage. The Daily Sun, based in Gauteng and now the largest selling daily in South Africa, rolled out into the Free State, KwaZulu Natal and the Eastern Cape in the latter half of 2003. The Sunday papers, Rapport, City Press and Sunday Sun, are printed in four cities and distributed nationally. Media24 also has a strong group of regional and community newspapers.

The significant newspaper titles and related information published by Media24 are summarized below:

Newspapers	Circulation(1)	Established (Year)	Region	Language
Dailies
Daily Sun	301,865	2002	Gauteng Eastern Cape KwaZulu Natal Free State	English
Beeld	105,681	1974	Gauteng Mpumalanga Limpopo	Afrikaans
Die Burger Western Cape	86,852	1915	Western Cape	Afrikaans
Volksblad	28,707	1904	Free State North West	Afrikaans
Natal Witness	23,804	1846	KwaZulu Natal	English
Die Burger Eastern Cape	22,661	1993	Eastern Cape	Afrikaans
Weeklies
Soccer Laduuma	209,547	1997	National	English
Son	179,287	2003	Western Cape Eastern Cape Gauteng	Afrikaans
Sunday
Rapport	325,807	1970	National	Afrikaans
City Press	177,615	1982	National	English
Sunday Sun	172,050	2001	National	English

Community Newspapers
Paarl Post	16,639	1905	Paarl	Afr/Eng
District Mail	14,311	1926	Somerset West	Afr/Eng
Worcester Standard	9,938	1880	Worcester	Afr/Eng
Vaal Weekly	9,750	1998	Vanderbijlpark	English
Weslander	9,644	1972	Vredenburg	Afr/Eng
Eikestadnuus	9,224	1950	Stellenbosch	Afr/Eng
Vaalweekblad	8,620	1964	Vanderbijlpark	Afrikaans
Hermanus Times	7,019	1949	Hermanus	Afr/Eng
Potchefstroom Herald	6,404	1908	Potchefstroom	Afr/Eng
Carltonville Herald	5,161	1966	Carltonville	Afr/Eng
Vrystaat	4,002	1975	Bethlehem	Afr/Eng
Caledon Kontrei Nuus	1,422	1991	Caledon	Afr/Eng
Freesheets
TygerBurger	139,455	1972	Cape Town	Afr/Eng
MetroBurger	138,500	1980	Cape Town	Afr/Eng
City Vision (Johannesburg)	99,862	1992	Johannesburg	English
PE Express	89,831	1983	Port Elizabeth	Afr/Eng
City Vision (Cape Town)	70,000	1992	Khayalitsha	English
Vaal Vision	65,133	1989	Vanderbijlpark	Afr/Eng
Vaal Ster	62,727	1980	Vanderbijlpark	Afr/Eng
Express	55,483	1991	Bloemfontein	English
Bloemnuus	42,338	1982	Bloemfontein	Afr/Eng
Vista	37,723	1971	Welkom	Afr/Eng
Ons Stad	37,252	1983	Bloemfontein	Afr/Eng
Noordwes Gazette	34,430	1997	Potchefstroom	Afr/Eng
Goudveld Forum	30,245	1983	Welkom	Afr/Eng
Helderpos	29,900	1996	Somerset West	Afr/Eng
UD Nuus	27,126	1971	Uitenhage	Afr/Eng
Noordkaap	21,515	1982	Kimberley	Afr/Eng
Weskus Nuus	15,000	1981	Atlantis	Afr/Eng
Stellenbosch Gazette	14,600	1998	Stellenbosch	Afr/Eng
Sasolburg Bulletin	9,951	1996	Sasolburg	Afr/Eng
Kroonnuus	8,470	1986	Kroonstad	Afr/Eng
Maluti	8,055	1991	Bethlehem	Afr/Eng
Noord Vrystaat Gazette	6,429	2000	Parys	Afr/Eng
Meyerton Pos	5,945	1997	Meyerton	Afr/Eng

__________

(1)	Audited Bureau for Circulation ("ABC") figures: average per issue, last six months (above: January - June 2004).

The newspaper division is equipped with a modern network of newsprint facilities. All five of the major print facilities have been significantly upgraded or completely replaced since 1997. These projects, which required significant capital expenditures, are expected to yield advantages over the average 20-year lifetime of the printing presses due to expected lower future operating costs, improved quality and an increase in third party commercial work. Further capital investments are planned for the City Deep and Paarden Eiland plants to provide additional capacity.

Magazine Publishing

Media24 is a leading publisher of consumer magazines in Africa.

This division publishes a portfolio of consumer magazines in South Africa which include Huisgenoot, You, Drum and tvplus, the women’s magazines Sarie, Fairlady, True Love, Woman’s Value and dit, as well as reputable financial magazines such as Finance Week and Finansies & Tegniek. The Touchline-subsidiary with its magazines, such as Men’s Health, Shape, Sports Illustrated, Golf Digest, Kick Off, Bicycling SA and Runner’s World also forms part of this sector. This division has entered into partnerships with international publishers such as Emap plc to publish additional international titles, such as FHM and the newly launched heat. A number of exciting new titles, such as Bicycling SA, Wegbreek, Tuis, Seventeen and National Geographic Kids were launched in the past year.

Media24 has expanded into West Africa by launching a monthly football magazine, Kick Off Nigeria, 18 months ago. It will be launching Drum East Africa and True Love East Africa during fiscal 2005 with more titles to follow in West Africa.

The following is a summary of the significant titles published by Media24’s magazine division:

Magazines	Circulation(2)	Established (Year)	Frequency	Language
Business
Landbouweekblad	43,564	1919	Weekly	Afrikaans
Finance Week	13,692	1979	Weekly	English
Finansies & Tegniek	10,386	1984	Weekly	Afrikaans

General interest
Huisgenoot	353,853	1916	Weekly	Afrikaans
You	232,744	1987	Weekly	English
tvplus	126,116	1999	Fortnightly	English/ Afrikaans
Drum	80,409	1951	Weekly	English/Zulu
heat	44,933	2004	Weekly	English
Insig	15,763	1987	Monthly	Afrikaans

Men’s
FHM	114,640	1999	Monthly	English
Men’s Health	89,045	1997	Monthly	English

Parenting
Your Pregnancy	24,790	1998	Alternate-monthly	English
Baba & Kleuter	23,759	2000	Monthly	Afrikaans
Your Baby	22,327	1995	Monthly	English

Sport
Kick Off SA	60,744	1994	Fortnightly	English
South African Sports Illustrated	40,079	1986	Monthly	English
Golf Digest	20,852	1995	Monthly	English
Runner’s World	18,727	1993	Monthly	English
Bicycling SA	17,485	2002	Alternate-monthly	English
Zigzag Surfing Magazine	16,621	1976	Monthly	English

Teen /Youth
Saltwater Girl	28,163	2001	Monthly	English
Seventeen	28,097	2003	Monthly	English
Blunt	17,042	1997	Monthly	English

Woman
Sarie	136,953	1949	Monthly	Afrikaans
True Love	128,827	1972	Monthly	English

Cosmopolitan	114,727	1984	Monthly	English
Fair Lady	94,361	1965	Monthly	English
dit	79,298	2001	Monthly	Afrikaans
Woman’s Value	72,574	1980	Monthly	English
Shape	52,022	2000	Monthly	English

Other niche
Wegbreek	36,827	2004	Alternate-monthly	Afrikaans
__________

(2)	ABC figures: average per issue, last six months (above: January - June 2004).

Printing and Distribution

Media24 has an 84.2% interest in Paarl Media Holdings (Pty) Ltd ("Paarl Media Holdings"). Media24’s printing interests are divided into its newspaper print facilities (which are included in and managed as part of the newspaper business) and Paarl Media Holdings (Pty) Ltd (which encompasses all print interests other than newspapers).

Paarl Media (Pty) Ltd, a wholly-owned subsidiary of Paarl Media Holdings, specializes in publication gravure and litho-web magazines, brochures and advertising material printing at its facilities in Montague Gardens, Cape Town (called Paarl Gravure) and Paarl (called Paarl Web and Paarl Print). Gravure is a printing process mainly used for high-speed production of high pagination large print runs at constant and high-quality. It closely resembles the photographic process. Litho-web presses use a photo chemical process based on the principle that water and oil do not mix. In respect of all publication gravure and heatset web printing work performed by the facilities, including pamphlets, inserts and advertising material, Paarl Media Holdings processes an estimated 40% of such printing work. All three plants (Paarl Gravure, Paarl Web and Paarl Print) are able to process digital material. Paarl Print offers, in addition to the printing of books, diaries and magazines, heatset web print of commercial work, books and bibles, labels (UV flexo, self-adhesive and litho), and specialized bindery services. This includes luxury binding for bibles, hard and soft cover/sewing/PUR binding/perfect binding/saddle stitching.

With respect to books, Paarl Print holds an estimated 25% share of the South African book printing market.

Media24’s business also incorporates distribution networks, which complement the editorial and printing functions. NND24, a division of Media24, distributes Media24 and third party magazines and newspapers.

Media24 Digital

Media24 is continuing to establish consumer related Internet businesses which draw from its existing areas of expertise. These businesses are managed as part of a unit named Media24 Digital. Media24 Digital has approximately 1.1 million unique visitors monthly. Some of these initiatives are still in a start-up phase.

In the electronic media field, News24 is a comprehensive Internet news service. Other activities include a women’s interest portal (Women24), a health portal (Health24), a motoring portal (Wheels24), a finance portal (Finance24) and a food service (Food24). These services are the market innovators in their field in South Africa. Media24 also holds a 50% share in Property24, the property portal of the group (the remaining 50% share is held by ABSA Bank).

Seasonality

Media24’s business performance is stronger during the Christmas season. Advertising revenues accelerate from October to December and then decrease in January and February, before recovering in March. Similarly, in the rush to prepare for the Christmas season, printing and distribution activities build up from October to November, before slowing down in January. As Naspers’ fiscal year ends on March 31, the financial results for the second six months are typically stronger than those for the first six months, barring contrary general economic trends.

Raw Materials

Paper and ink (and related chemicals) are the principal raw materials required for publishing activities. Media24 has not experienced and does not anticipate difficulties in obtaining adequate supplies of paper or ink and chemicals for its operations, with sourcing available from numerous suppliers, local and international. Prices, however, do fluctuate as is the case with most commodities. For Media24, pricing can be significantly affected by the volatility of the Rand since the key ingredients for manufacturing the ink (or, if the ink is imported as a finished product, the ink itself) are sourced from outside of South Africa. Media24 therefore expects newsprint costs to remain volatile as the volatility of the Rand impacts prices. Media24 has renegotiated its major newsprint contracts with its two main suppliers during 2004 for further periods of two and three years respectively. One of Media24’s current paper suppliers, Mondi, is considering discontinuing the production of its Rotogloss paper over the next two years. Media24 will then have to find an alternative supplier for that paper, which could mean that it can not source the paper on the same commercial terms as currently.

Competitors and Competitive Position

Media24’s main competitors in South Africa include:

•	Caxton Printing and Publishing Limited (Caxton), a JSE Securities Exchange South Africa listed company, with significant interests in newspaper, magazine and book printing facilities, magazine publishing and some newspapers.

•	Independent Group—part of Independent plc (Ireland), the largest newspaper publisher and printer in South Africa with multiple titles, including The Star, Business Report, The Argus and Cape Times. Independent plc (Ireland) also publishes two Conde Nast titles in South Africa under license (GQ and Conde Nast House & Garden).

•	Johnnic Communications Limited (Johncom), a JSE Securities Exchange South Africa listed company, with newspaper and magazine publishing interests, owns the Sunday Times and 50% of the Financial Mail and Business Day. They have recently acquired the Sowetan and the Sunday World from New Africa Investments Limited.

The two key indicators of competitive strength are circulation and advertising revenue. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Media24. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Media24 competes for advertising revenue with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

In the printing market, competitive factors include the quality and location of printing presses, distribution capabilities and technological advancements. In printing, Caxton, Interpak and Intrepid Printers (Pty) Ltd are the main competitors.

Book Publishing and Private Education

Overview

Via Afrika (formerly Nasboek) is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats. During the financial year ended March 31, 2004 Nasboek Limited was combined with Educor, the group’s private education business, under the name Via Afrika Limited. Via Afrika controls a number of different businesses operating as independent business units in three segments as follows:

•	Publishers and agents: including general, religious, educational and academic publishers as well as digital content providers.

•	Retail and distribution: traditional niche academic and religious as well as Internet bookstores, book and music clubs, ticketing and warehousing and distribution services.

•	Private education: Educor Group - adult basic education and training, higher education and corporate training.

Books

The following provides a brief summary of Via Afrika’s various book related business units:

Business Unit	Nature of business	Brand Names and Imprints

Publishing and Agencies
NB Publishers	General publishing in Afrikaans & English	Tafelberg, Human & Rousseau, Quellerie, Pharos, JLvS, Kwela, Best Books
Jonathan Ball Publishers (including Book Promotions and Horizon Library Services)	Publishing and distribution of general English books	Jonathan Ball, AD Donker, Sunbird Agent and distributor for Harper Collins, Hodder Headline, Simon & Schuster, Orion, Bloomsbury, Scholastic and others
Lux Verbi.BM	Publisher of Christian books and products	Lux Verbi.BM, NG Kerk Uitgewers, Protea, Hugenote and Waterkant
Nasou Via Afrika	Publishing of educational school text books	Nasou, Via Afrika, Action and Afro
Collegium Botswana	Publishing of educational school text books in Botswana	Collegium
Van Schaik Publishers	Publishing of academic text books	Van Schaik Publishers
Learning Online	Electronic and on-line publisher	VSE, Learning online

Retail and Distribution
Afribooks	Retail distributor of school text books and stationery	Afribooks
Van Schaik Bookstores	Academic book retail and content manager	Van Schaik Bookstores
Lux Verbi Bookstores	Religious book retail	Lux Verbi
Leisure Books, Leserskring, Kalahari,	Direct marketing clubs for books, music, videos, DVD’s and related products	Leisure Books, Leserskring, Kalahari.net
On the Dot Distribution	Distribution of books, music, stationery and certain electronic products	On the Dot Distribution

Private Education

The Educor Group is the leading provider of private education in South Africa. It offers programs ranging from adult basic education and training to higher education and corporate training. Educor is primarily involved in the delivery of further education and training and higher education in South Africa. The further education and training programs lay the foundation for higher education and focus on the returning adult and not just the school leaver. Educor operates its private education business through a number of subsidiaries and divisions, the large majority of which are wholly owned, and is structured in two divisions as follows:

•	Educor (face to face education)

Educor’s key brands such as Damelin and Allenby are represented in all major South African business centers and Educor has over 45 campuses throughout South Africa. Educor’s programs are delivered in three principal ways: face-to-face in the classroom and on campus, via supplementary distance learning and through corporate on-site executive education.

Damelin focuses on higher education and further education and training, full and part time learners. Allenby also focuses on higher education and further education and training, providing "exotic" programs such as sound engineering, game ranging and sports club management. The Graduate Institute of Management and Technology ("GIMT") offers customized education for corporate executives and runs public programs for management.

Midrand Graduate Institute ("MGI") provides higher education covering the arts, commerce and technology fields as well as the Cambridge A and O level programs to prepare learners for higher education programs. Milpark Business

School is a division of MGI, which provides both undergraduate and post-graduate education such as masters in business administration ("MBAs").

•	International Colleges Group ("ICG") (distance education)

ICG provides vocational education to over 50,000 students. ICG specializes in distance education, sometimes enhanced by contact sessions. ICG operates traditional colleges Intec and Damelin, as well as Academy for Mathematics and National Private Colleges under the brands Lyceum and Success.

Damelin, GIMT, Allenby, ICG, and MGI are the main subsidiaries of Educor, comprising approximately 90% of Educor’s revenue for fiscal 2004. The current economic conditions are difficult for private education companies, with less disposable income available, but there are key opportunities in the corporate and further education and training markets.

The private education sector in South Africa is increasingly subject to government regulation. Some of the changes will negatively affect Educor’s business. The Department of Education, for instance, is imposing stricter controls on the accreditation and registration of private education programs and courses. The Department has, in particular, expressed concerns regarding the number of MBAs offered in South Africa and has recently revoked accreditation of a number of institutions. Both Educor MBA’s, namely that offered by Milpark Business School and Damelin, have been provisionally accredited. Educor and the other institutions that have been provisionally accredited have been given two years to introduce some specified changes to the programs to ensure that the accreditation becomes unconditional. Moreover, there is mounting government pressure to demonstrate black investment participation in the corporate training market. Nozala Investments (Proprietary) Limited, a black empowerment group, holds a 21.5% voting interest in Educor.

Seasonality

Via Afrika’s book businesses are seasonal businesses. The production and sale of learning support materials for primary, secondary and tertiary education occurs mostly from January to March, the beginning of the South African academic year. Accordingly, most revenues are generated at the beginning of the calendar year, which is Naspers’ fiscal fourth quarter. The fiscal third and fourth quarters also are favorably affected by the usual increase in general book publishing driven by the Christmas and Easter holidays.

Educor’s business is seasonal as approximately 60% of its students sign up in the first three calendar months of the year (the beginning of the South African academic year). Marketing plans and sales initiatives need to be prepared by April of the prior year, meaning that operating costs leading up to that period are typically higher than during the remainder of the year.

Raw Materials

Like most businesses classified in the media sector, Via Afrika is indirectly exposed to rising paper and ink costs. In addition, the Van Schaik Bookstore and Jonathan Ball businesses import most of their products, making it further susceptible to the volatility of the Rand versus Pound sterling and U.S. dollar exchange rates.

Competitors and Competitive Position

Publishers compete by developing a portfolio of books that are in demand by continually seeking out and promoting talented writers and by offering their works at competitive prices. Via Afrika mainly competes with other publishers of fiction and non-fiction books, including international publishers with a presence in South Africa such as Random House, Penguin and MacMillan as well as with South African publishers, most notably Maskew Miller Longman, jointly owned by Pearsons and Johnnic Communications, the leading school textbook publishers in South Africa.

Educor competes with international and local universities and creators of educational materials. Competition is based on the ability to deliver quality products at competitive prices that appeal to the school boards, educators and government officials making purchasing decisions. Public universities are Educor’s main competitors in South Africa. International competitors include Bond University and the University of Southern Queensland. Some of the international competitors’ MBA programs have recently been de-accredited and the indicators are that some of them will exit the South African market. Local competitors include Adcorp Holdings Limited, Advtech Limited and Privest Group Limited.

Intellectual Property

Naspers relies on a combination of patents, licensing arrangements, trade names, trademarks, copyrights and proprietary technology to protect its intellectual property rights. Naspers or its subsidiaries own, or have been assigned or licensed, the rights to several patents and have several patent applications in various jurisdictions relating to their proprietary technology. In addition, Naspers or its subsidiaries currently have numerous trademarks (pending and registered) in countries where they conduct business or could potentially conduct business in the future. Some of Naspers’ major trademarks include the names and logos of DStv, M-Net, SuperSport, MultiChoice, M-Web, QQ and Irdeto Access. In respect of the Internet, a number of domain registrations have been secured, also as a mechanism to protect print brands. The publishing activities of Media24, Via Afrika and Educor are protected by copyrights to the various contents made available. Naspers believes it has taken appropriate available legal steps to protect its intellectual property in the relevant jurisdictions.

Naspers may file additional patent and trademark applications in the future, although there can be no assurance that Naspers will be successful in obtaining patents or trademark registrations based upon these applications. Naspers intends to vigorously protect its intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use its technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which Naspers sells its products and services do not protect Naspers’ intellectual property rights to the same extent as do the laws of the United States.

Regulation

Naspers is subject to laws which regulate its business practices in the different jurisdictions in which it operates. The following discussion focuses on South Africa, Greece, Thailand and China, the principal countries in which Naspers conducts its operations. For a discussion of the regulation of education in South Africa and its impact on Educor, you should review " —Private Education (Educor)" above. Broadcasting is also regulated in some countries in Sub-Saharan Africa in which the group conducts pay-television activities. For more information please see "- Sub-Saharan Africa" below.

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

The Competition Act provisions may be enforced by:

•	injunctions in respect of contraventions of the Competition Act;

•	orders against third parties to remedy anti-competitive activity;

•	the imposition of significant administrative fines;

•	orders for divestment of assets or businesses; and

•	claims for damages by persons injured by a contravention of the Competition Act.

The impact of the Competition Act on Naspers is difficult to predict, although it may make completing acquisitions in South Africa significantly more difficult, and in many cases not feasible, for Naspers. Any action taken by the Competition Commission against Naspers could have a material impact on Naspers’ operations in South Africa.

Independent Communications Authority of South Africa and the Competition Commission have concurrent jurisdiction over the investigation, evaluation and analysis of mergers, acquisition transactions and competition-related complaints involving telecommunications and broadcasting matters, and have published a Memorandum of Understanding to regulate the manner in which they will cooperate on such issues.

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

The IBA Act stipulates that no person may provide a broadcasting service except under and in accordance with a broadcasting license issued by ICASA under that Act. The jurisdiction of the IBA Act in relation to broadcasting is limited to broadcasting frequency bands and therefore excludes the regulation of satellite broadcasting. However, the Broadcasting Act specifically provides for the regulation of satellite broadcasting and requires satellite broadcasters to obtain a broadcasting license and authorization of all channels included in their service prior to such inclusion.

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

The Broadcasting Amendment Act, 2002 made certain amendments to these provisions. Persons who, immediately before the commencement of this Act, provided a broadcasting service, are deemed to have permission to continue such service if such persons applied to ICASA for the necessary license within six months after the commencement of the Broadcasting Amendment Act 2002. MultiChoice South Africa applied for such license, and ICASA has confirmed in writing that MultiChoice South Africa has satisfied the requirements in the Broadcasting Amendment Act and is deemed to have the necessary permission to provide its broadcasting service. The Broadcasting Amendment Act further provides that any person who immediately before the commencement of that Act provided an unlicensed broadcasting service consisting of more than one channel, is deemed to have permission to continue to include all such channels in its service, provided that the broadcaster applies to ICASA for authorization of the channels within three months after the publication of regulations prescribing the procedure and the conditions for channel authorization. ICASA has not as yet published these regulations.

ICASA released a Discussion Paper on Subscription Broadcasting on April 23, 2004. The Discussion Paper commences the inquiry to determine the appropriate licensing and regulatory framework for subscription broadcasting services. ICASA is requesting commentary on how best to regulate subscription broadcasting services. The discussion paper covers a variety of issues relating to amongst others, local content, license fees, duration of the license and must carry rules. MultiChoice has made written representations in response to the discussion paper. Naspers expects that ICASA will release a Position Paper on Subscription Broadcasting which sets out the regulatory regime for satellite subscription broadcasting later this calendar year. Naspers further expects that ICASA will consider the MultiChoice license application in the first quarter of the 2005 calendar year and believes that it is unlikely that MultiChoice will be denied a license.

M-Net’s broadcasting license was renewed on June 1, 2002 on substantially the same terms and conditions as its previous license. The new license expires on March 31, 2010.

On June 9, 2004 ICASA gave notice in the Government Gazette that it is considering the amendment of the subscription television broadcasting service license of M-Net. The amendments under consideration are the closure of open-time and the re-wording of the ownership and control clause. M-Net has made written representations opposing these amendments. Naspers is unable to predict what the outcome of this enquiry is. Should any amendments be effected, the amendments will only take effect eighteen months from the date the amendments are published.

In 2002 ICASA reviewed the existing limitations on control of broadcasting services. The IBA Act prohibits one or more foreign persons from, directly or indirectly, exercising control (as defined) over, or having an interest in excess of 20% in, a commercial broadcasting licensee. In addition, no person may, directly or indirectly, exercise control over more than one commercial television broadcasting license. The Act also prohibits a person in a position to control a newspaper from controlling a television license, in cases where the newspaper has a circulation of 20% of the total newspaper readership in an area that overlaps substantially with the relevant television license area. ICASA has considered these rules in respect of commercial broadcasters (other than multi channel broadcasters). ICASA has recommended that the percentage limitation on foreign ownership should be raised to 25%. While relaxing the rules in respect of radio, no material changes were made for television or the cross media control rules except to tighten the drafting in respect of the latter.

In respect of multi-channel broadcasters such as M-Net and MultiChoice South Africa, the Broadcasting Act mandates ICASA to assess whether these rules should be applicable to multi-channel broadcasters. ICASA may make recommendations for the amendment of these provisions to the Minister of Communications, who has to table them in the South African Parliament. Until such recommendations have been adopted by Parliament they do not apply to multi-channel broadcasters. ICASA is considering this question as part of the subscription inquiry referred to above. Naspers expects that ICASA will make such recommendation to the Minister when it releases the Position Paper on Subscription Broadcasting. We are unable to predict whether ICASA will recommend that these rules should apply to multi-channel broadcasters.

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

In terms of the Telecoms Act, the provider of a value added network service (defined as a telecommunication service provider to one or more customers concurrently, during which value is added for the benefit of customers), is required to hold a license to provide such service. This includes Internet service providers. Previously, value added network services ("VANS") were not able to be used for the carriage of voice and could only be provided by means of facilities provided by Telkom SA, the incumbent fixed-line operator or the second national operator ("SNO"). The Minister on September 2, 2004 announced that as of February 1, 2005 VANS may carry voice over any protocol; may be provided by telecommunications facilities other than those provided by Telkom and the SNO and may cede or assign the right to use, or to sublet or part with control or otherwise dispose of the telecommunications facilities used for the provision of VANS.

On that same day, mobile operators may utilize any fixed lines which may be required for the provision of their service. Private telecommunications network operators shall be entitled to resell spare capacity and facilities and may cede or assign the right to use, or to sublet or part with control or otherwise dispose of such facilities.

In addition, January 18, 2005 shall be date on which public schools and public further education and training institutions shall be entitled to a 50% discount on all telecommunications calls to an ISP and any connection or similar fees or charges levied by an ISP for accessing the internet or transmitting and receiving signals via the internet or for such access and transmission and reception. This will effect M-Web South Africa.

On September 17, 2004 the Minister awarded the SNO a license. The SNO will introduce competition, provide choice and increase access to infrastructure for consumers and other telecommunications operators alike. The Minister has also called for expressions of interest for the unallocated equity portion of the SNO.

MultiChoice Subscriber Management Services (Proprietary) Limited ("MSMS"), as an Internet service provider, is required to hold a VANS license under the Telecoms Act. Nevertheless, Section 40(1)(b) of the Telecoms Act provides that any person who, immediately prior to May 20, 1996, provided a VANS in terms of certain agreements, is deemed to be a holder of a license to provide such services, provided that such person applies to the Authority within six months or such extended period as the Authority may allow, for a license in terms of the Act. In addition, this section of the Telecoms Act provides that the Authority must grant the application and issue a license to such person. In accordance with the aforesaid legislation, and after repeatedly extending the period within which deemed VANS licensees would have to apply for a VANS license, ICASA notified all affected parties during the first quarter of 2004 of a three month period within which VANS providers would have to reapply for their licenses. The new license conditions impose an annual license fee on all VANS of 0.1 % of audited license fee income along with an annual contribution to the Universal Service Fund equal to 0.2 % of annual turnover derived from the provision of VANS services. MSMS has accordingly made application for a VANS license and has made provision for the aforesaid license fees. Sentech Ltd (a parastatal entity) became the first entrant into the fixed mobile broadband Internet provision market when it began offering its MyWireless service. Sentech derives its regulatory entitlement from a Multimedia Service license which it was granted in 2002. Sentech could therefore become a competitor to MultiChoice Africa and MSMS.

The Regulation of Interception of Communications and Provision of Communication-Related Information Act, 70 of 2002 ("the Interception Act") was passed on January 22, 2003, but is yet to come into effect. The Interception Act imposes requirements on telecommunication service providers (such as M-Web Holdings) licensed under the Telecoms Act to provide telecommunication services which have the capability to be intercepted and to store communication-related information. The cost incurred in enabling this telecoms service of being intercepted and the storage of the communication-listed information must be borne by the telecommunications service provider concerned. The Interception Act also requires telecommunications service providers, at their own cost, to acquire facilities and devices, determined in terms of a directive, with the capability to intercept and store communication-related information. Telecommunication service providers must also contribute to an Internet Service Provider assistance fund. For approximately 12 months, Telkom, the mobile operators and the ISP’s, either individually or by way of their industry bodies, have been engaged in a consultation process with the government in an attempt to agree on regulations setting the parameters of their obligations in terms of the Act. Technical standards, data storage periods and costs have been some of the issues under discussion.

The Electronic Communications and Transactions Act has recently been passed by the National Assembly and the National Council of Provinces and has been signed by the President. This Act is intended, among other things, to facilitate and regulate electronic communications and transactions and e-commerce. The Act’s effects include, but are not limited to:

•	providing for the recognition of electronic records, data messages and electronic signatures, the admissibility of data messages as evidence and facilitation of electronic contracting;

•	requiring the registration of cryptography providers, which would appear to include any provider of encryption services and products, such as MultiChoice and possibly M-Web Holdings;

•	providing for the voluntary registration of authentication service providers, which would include products relating to electronic signatories and digital certificates, and may have an impact on M-Web Holdings;

•	providing for consumer protection in relation to electronic transactions, including providing certain information and ensuring payment systems are secure;

•	establishing voluntary personal data protection provisions and the requirement for registration of critical databases;

•	establishing a .za Internet domain name authority by the Minister of Communications;

•	providing for the limitation of liability of service providers, including Internet service providers, in certain circumstances; and

•	providing for "cyber inspectors", with powers, among other things, to monitor and inspect web sites or information systems and to investigate the activities of cryptography service providers. The cyber inspectors will have fairly extensive powers of search and seizure.

During the fourth quarter of 2003, the Department of Communications requested public comment on the draft Convergence Bill. The purpose of the draft legislation is to promote convergence in the broadcasting, telecommunications and broadcasting signal distribution sectors; to make new provision for the regulation of communication services; to provide for the issuing of new licenses and new social obligations; to provide for the control of the radio frequency spectrum and to augment the powers of ICASA. Both MultiChoice and MSMS made written submissions on the bill in the first quarter of 2004, the bill is only expected to be tabled before Parliament towards the end of 2004. The bill will substantially alter the current licensing framework and regulatory regime.

The Media Development and Diversity Agency Act, 2002 establishes an agency which, among other things, aims to support media development and diversity projects. Depending on the content of future regulations under this Act, participants in the media industry will make agreed contributions for this purpose. Media24 has agreed to contribute Rand 1.2 million per year for the next four years. In addition, MultiChoice Africa, M-Net and SuperSport have agreed to collectively contribute Rand 1.2 million per year for the next four years. The agency may propose requirements which could have an adverse effect on existing media providers.

The Information Communications Technology ("ICT") sector is currently involved in an industry charter to self-regulate in respect of black economic empowerment. The process is on going and various consultations are taking place with ICASA and the Ministry of Communications. The ICT charter will set targets in respect of ownership, management and control, human resource development, procurement, enterprise development, corporate social investment and access to ICT’s. The primary objects of the charter are to enable the meaningful participation of black people in the sector. The charter has not as yet been finalized but once completed is likely to have a material impact.

As in other countries, the print media is governed by a number of laws which restrict the content of published information.

Sub-Saharan Africa

Regulation of Pay-Television in Sub-Saharan Africa

MultiChoice is licensed to operate terrestrial rebroadcast pay-television services in Botswana, Ghana, Malawi, Namibia, Nigeria, Uganda and Zambia, either directly or through a local joint venture partner or representative. In a number of these countries the regulatory systems are undergoing change, thereby imposing new compliance obligations on the group.

Pay-television services are licensed in Nigeria and in Ghana, Namibia and Uganda operate on the basis of authorization granted by the regulatory authorities, and pay-television services are not regulated in other countries where MultiChoice Africa operates. In Zambia, the Independent Broadcasting Authority Act was passed in December 2002, but the regulatory authority set up in terms of that Act, is yet to be established. MultiChoice has, in terms of the Act applied for authorization of its pay-television services and continues to legally operate until such time as the regulatory authority is established and pronounces on its application.

Botswana and Tanzania are considering regulation of pay-television services, and other countries are expected to follow suit. The amount of any license or authorization fees, and the scope of limitations on foreign ownership and requirements for local content, if any, that may result from local regulations are not yet known.

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

The Free-To-Air Law. Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA, the state owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. Greek Radio Television was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with Greek Radio Television on October 15, 1994, pursuant to which NetMed Hellas’ encrypted service is transmitted on frequencies allocated by Greek Radio Television. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the Minister of Finance and ratified by Law 2328/95. The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995, which relates to the transmission of a second encrypted service on frequencies allocated by Greek Radio Television and was also approved by a joint ministerial decision. These agreements require NetMed Hellas to pay certain fees to Greek Radio Television equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of approximately Euro 2.9 million each year to secure these payments.

While the cooperation agreements between NetMed Hellas and Greek Radio Television are in force, regulations concerning the share capital composition of free-to-air television companies are not applicable to NetMed Hellas, which, instead is subject to the terms of the aforementioned agreements. Additionally, NetMed Hellas must obtain Greek Radio Television’s approval to transfer a majority of its shares and must notify Greek Radio Television of its intention to transfer any shares which are less than a majority of its shares. Greek Radio Television also has the right to be provided with detailed information if new shareholders enter or new share capital is invested into NetMed Hellas. These provisions are applicable for the entire term of the agreements. The regulations under the cooperation agreements ensure that NetMed and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable to Greek Radio Television for the fulfillment of the obligations of NetMed Hellas in accordance with the cooperation agreements.

Pay-Television Law. Under the Pay-Television Law and the RTC law, the rights to provide pay-television through terrestrial, satellite or cable broadcast can be secured either by obtaining a license directly from the RTC or by signing a cooperation agreement with any holder of a license. The existing agreements between NetMed Hellas and Greek Radio Television have been extended until the licenses for the provision of terrestrial pay-television services have been granted in accordance with the Pay-Television Law and the RTC law. The Minister of Press announced the frequencies to be used for providing terrestrial pay-television services and MultiChoice Hellas submitted an application for such license on February 1, 2000, and again in November 2001, after the first licensing procedure was cancelled. In September 2002, pursuant to Law 3051/2002, all the pending license applications were cancelled on the ground that, after the review of the Greek Constitution, the relevant authority to grant licenses had been transferred to the RTC. The same law provides that until terrestrial pay-television licenses are provided by the RTC, the agreements that Greek Radio Television has drawn up continue in force. The extension of these agreements was approved by the Minister of Press and Mass Media. Pursuant to this Law, an agreement was signed between Greek Radio Television and NetMed Hellas on July 9, 2003. This agreement extends the arrangements between the parties until the terrestrial pay-television licenses are granted by the RTC. This extension was approved by the Minister of Press. Should terrestrial licenses be granted in the future, NetMed Hellas could elect to cooperate with a license holder instead of seeking a license directly. Under the pay-television law and the RTC Law, no single shareholder of a company having a terrestrial license may hold more than 40% of the share capital of such company.

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

On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the "Prefecture") notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas’ license of establishment and operation (the "License"), on the ground that MultiChoice Hellas’ paid up share capital had fallen below one tenth of its total shareholders’ equity. The Prefecture also refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas’ shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture’s refusal to approve the shareholders’ resolution of March 13, 2003. Following a hearing, and several subsequent meetings, the Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation. For more information on this proceeding, please refer to "Item 8. Financial Information - Legal Proceedings".

EU Regulation. The EU Broadcasting Without Frontiers Directive of October 3, 1989, as amended by EC Directive 97/36 of June 30, 1997, established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state and that certain minimum standards should be required by each member state of all broadcasting services regulated by that state’s authorities. Currently, the directive requires member states to ensure, "where practicable and by appropriate means," that the broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials and teletext services are excluded. The directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster’s informational, educational, cultural and entertainment responsibilities to the viewing public.

Thailand

Regulation of Telecommunications and Pay-Television in Thailand

Overview. The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission ("NTC"), and the National Broadcasting Commission ("NBC"). NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with Article 40 of the Constitution.

The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, or

the "Frequency Allocation Act", which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 17, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization’s liberalization requirements.

Although the Telecommunications Business Act was passed in 2001, the Broadcasting Business Bill remains under consideration by the Council of State.

Telecommunications. The Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations. Although the NTC was elected by the Senate on August 24, 2004, the appointment process has not been complete. The election must be reported by the Prime Minister to the King for royal appointment which is the last step of the appointment process. After the royal appointment, which is expected to be completed by September 2004, NTC can start to perform its duties.

In the past, foreign ownership in a telecommunications company was limited to 49%. The Telecommunications Business Act decreases the permitted foreign shareholding to 25% for certain types of telecommunications operators. This has raised a concern in the industry, as this restriction will limit investment by foreign telecommunication companies. As no conditions or requirements have yet been put in place, it is unclear whether existing operators who elect to continue to do business under the old concession will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

A new draft Telecommunication Business Act (No. 2) has been submitted to the Cabinet for approval. The new draft increases foreign shareholding restrictions from 25% to 49% of the total shares. The Cabinet approved the draft Telecommunication Business Act (No. 2), as proposed by the Ministry of Transport and Communications, on May 14, 2002. The draft was sent to the Council of State and then the Parliament for approval. There can be no assurances that the draft legislation will be adopted. UBC cannot predict how this draft legislation will affect its ownership structure in the future.

Broadcasting. Television broadcasting in Thailand commenced on June 24, 1955 following the enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955) (the "RTB Act"). In 1977, the Mass Communication Organization of Thailand ("MCOT"), was established to operate mass media businesses on behalf of the Thai government. As a consequence of developments in technology, the RTB Act was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

Broadcast media in Thailand has been mainly controlled by the Public Relations Department of Thailand ("PRD") and MCOT, and operated by a number of private sector companies which entered into agreements with PRD and MCOT. Both the RTB Act and the MCOT decree separately empower PRD and MCOT to provide broadcasting services. PRD and MCOT have entered into joint venture agreements with the private sector to operate radio and television broadcasting stations.

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

On November 12, 1993, MCOT and Telecom Asia entered into a memorandum of agreement for a joint venture for the provision of cable television services. Pursuant to its terms, Telecom Asia agreed to set up a public company to operate a cable television business. On June 6, 1994, MCOT and UBC Cable entered into a contract for the joint operation of subscription television services which was subsequently amended on September 7, 1994, November 9, 1994 and April 17, 1998. Pursuant to the agreement, UBC Cable is permitted to operate subscription television on behalf of MCOT until December 31, 2019 and provide subscription television in Bangkok and elsewhere. In exchange, UBC Cable pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the concession as consideration for the agreement, subject to a minimum amount per annum. Subscription fees or other subscriber charges and the form of contracts with subscribers must be submitted to MCOT for prior clearance.

MCOT and the National Broadcasting Commission of the Prime Minister’s office regulate the programming content on UBC’s channels, primarily monitoring what they deem to be excessive nudity, sexual content and violence. MCOT also monitors what it considers to be disparaging content aimed at Buddhism and the Royal Family in Thailand. MCOT generally sends written warnings to broadcasting entities when it believes that offensive content has been aired. The Board of Directors of UBC believes that MCOT’s regulation of UBC’s programming content is minimal, and to date UBC has rarely received such written warnings.

On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.85% shareholding in UBC Cable from Telecom Holding Public Company Limited, or Telecom Holding. Effective on May 4, 1998, UBC combined its operations with the analog cable television business of UTV Cable, an entity formerly owned by Telecom Holding. In connection with the combination, UBC purchased a 97.9% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalize the cost of providing a pay-television service to subscribers in Thailand.

The new regulatory regime described above will change the broadcast media industry to a license based system. The Frequency Allocation Act and the Broadcasting Business Bill, which is still in draft, provide that NBC will be responsible for setting national broadcast media master plans, allocating frequencies relating to broadcasting, granting licenses to carry on broadcasting business and governing interconnection. NBC will take over the regulatory functions of PRD and MCOT, including the regulation and frequency management of PRD under the RTB Act.

Under the Frequency Allocation Act and the Broadcasting Business Bill, NBC will be responsible for issuing licenses for the provision of broadcasting services. There will be three categories of licenses: state, commercial and community license. The Broadcasting Business Bill empowers NBC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and contribution to funds.

The Frequency Allocation Act provides that licenses to use frequencies and licenses to operate broadcast businesses are not transferable. In addition, licensees shall use frequencies by themselves unless otherwise permitted by NBC. The Frequency Allocation Act also provides that the parties to concession agreements will be subject to the regulations to be implemented by NBC. Once implemented, such regulations will apply to UBC, as it is a party to the concession agreements described above. The Constitution provides that any new laws enacted under Section 40 will not affect any license, concession or contract valid on the date such law comes into force until the expiration of such license, concession, or contract. In accordance with this provision, the Broadcasting Business Bill contains transitory provisions that allow licenses under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NBC is not expected to adversely affect UBC’s right to operate its existing pay-television business, as provisions in the Constitution, the Frequency Allocation Act and the current draft of the Broadcasting Business Bill clearly state that the contract is still valid until the expiration of the contract. However, any changes in the current regulatory regime in these areas by NBC may increase the regulatory burden and cause UBC to incur additional compliance costs. As the Broadcasting Business Bill has not been passed, and NBC has not been formally appointed, it is unclear what the regulatory burdens will be.

The Frequency Allocation Act also provides that until the enactment of the Broadcasting Business Bill and the formal appointment of NBC, PRD and MCOT remain as the regulatory bodies responsible for broadcasting. However, on 17 August 2004, MCOT was changed to be a public limited company namely MCOT Public Company Limited, in accordance with the State Enterprises Corporatization Act A.D. 1999. Currently, all shares in MCOT Public Company Limited are held by the Ministry of Finance. Under the State Enterprises Corporatization Act all businesses, rights, debts, liabilities and assets of MCOT were transferred to MCOT Public Company Limited, as approved by the Cabinet. Due to the change of the status of MCOT from a government agency to be a private entity seeking profit, UBC is proposing to amend the provisions of the concession, especially on the provisions authorizing MCOT to control and supervise UBC.

The limit on foreign ownership is determined by the laws enacted under the Constitution. The Ministerial Regulation No. 13 issued under the RTB Act requires at least 50% Thai ownership. The current draft of the Broadcasting Business Bill sets the permitted foreign ownership to 25% of the total shares for the television business, and to 49.9% of total shares for the subscription television business. Since the draft Broadcasting Business Bill is still under review by the Council of State, it is unclear whether existing operators (in this case, UBC and UBC Cable) which continue to do business under the old concession and contract will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. As of August 29, 2003, 43.80% of UBC’s shares were held by foreign investors. The current draft of the Broadcasting Business Bill also proposes a 15% single shareholder limit and requires that 75% of the directors of a licensed television operator be Thai nationals, and more than one half of the directors of a licensed subscription television operator be Thai nationals.

However, the current draft of the Broadcasting Business Bill has been strongly opposed by the Radio and Broadcasting Professional Federation and the media industry, including UBC. Both the foreign shareholding and single shareholder limit in the current draft are being reviewed and recommendations for changes to the draft are being made by industry participants. On August 10, 2004 the Cabinet considered the draft Broadcasting Business Bill and agreed to send it to the Council of State to review some provisions. After completion of such review by the Council of State the draft Broadcasting Business Bill will be forwarded to the Parliament for approval. There can be no assurances that the Broadcasting Business Bill will or will not be adopted in the current form.

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

Advertising. At present, the government of Thailand does not allow advertising over pay-television, which is out of keeping with international practice. The government does, however, permit advertising by free-to-air television. The concessions, which UBC and UBC Cable received from MCOT, also prohibit UBC from commercial advertising.

Regulation of Anti-Competitive Practices in Thailand

The Trade Competition Act (the "Competition Act") which came into effect on April 30, 1999, replaced the Price Fixing and Anti-Monopoly Act 1979 and attempts to find a balance between encouraging the efficiency of monopolies, while at the same time ensuring checks to prevent unfair trade and competition. Under the Competition Act, the regulators have shifted their attention from controlling prices to controlling operator practices. Generally, all restrictive trade practices which create or may create a monopoly or reduce competition in the trade of goods and services are prohibited under the Competition Act. The Act does, however, permit certain practices which have the appropriate approval from the Trade Competition Committee. The Competition Act addresses specific anti-competitive activities.

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

On September 4, 2000, the Trade Competition Commission ruled that the acquisition of UBC Cable in 1998 by UBC and the increase of UBC’s subscription fee by 23% following the acquisition did not violate the Competition Act. The Commission concluded that there was legitimate ground for UBC to increase its subscription fees as it was having financial difficulties and the operation of UBC and UBC Cable was considered to be the same unit.

China

Regulation of the Internet in China

Overview. The operation of telecommunications businesses, including Internet related businesses, in the People’s Republic of China is subject to regulation by the government. The Ministry of Information Industry is the primary regulator of Internet businesses, with other government authorities also participating in the regulation of foreign investment, advertising, security, encryption and content.

Internet Access and Information Services. Both Internet access and Internet information services in China are governed by the Telecommunications Regulations. The Catalog of Classes of Telecommunications Businesses are part of the Telecommunications Regulations and provides that Internet access and Internet information services are value added telecommunications businesses. Internet access services can be operated by any non-foreign invested domestic Chinese company, regardless of whether such company is state owned, as long as such company has received a permit from the Ministry of Information Industry or its relevant local counterpart.

Internet information service provider is defined by the Administrative Measures on Internet Information Services as an entity that engages in "providing information to on-line users through the Internet." Internet information service providers who are compensated for their services are required to obtain a permit from the Ministry of Information Industry or its relevant local counterpart. Those who provide such services without compensation are required to file with the appropriate governmental authority; "without compensation" has been narrowly interpreted by officials to apply only to not-for-profit governmental or charitable organizations.

The Administrative Measures on Internet Information Services also set forth a list of prohibited types of content. Internet information service providers are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites. Some of the specific types of prohibited content are vague and subject to interpretation and, therefore, the potential liability of Internet information service providers is unclear.

Internet information service providers are subject to an array of other regulations with respect to types of content and services, for which providers must obtain approval from various agencies. In particular, in June 2002 the State Press and Publication Administration and the Ministry of Information Industry issued the Interim Regulations on Internet Publishing, requiring all entities engaging in Internet publishing be approved by the State Press and Publication Administration. Internet publishing is broadly defined in the interim regulations, and it is currently unclear whether all Internet information service providers will require approval from the State Press and Publication Administration. The Ministry of Culture also issued the Interim Regulations on the Administration of Internet Culture (the "MOC Interim Regulations"), which became effective on July 1, 2003, requiring Internet information service providers that provide a range of "cultural activities" to obtain the Ministry’s specific approval. "Internet cultural activities" are broadly defined to include, inter alia, producing, reproducing, importing, wholesaling, retailing, leasing and coordinating Internet cultural products. These products include audio-visual products, game products, art products and other cultural products. Recently, the Ministry of Culture issued the Decision concerning the Amendments to the MOC Interim Regulations. The amendments, which became effective on July 1, 2004, provide that only Internet information service providers who are compensated for their cultural activities are required to obtain the Ministry of Culture's approval. Those who provide cultural activities without compensation only need to file with the local counterpart of the Ministry of Culture. "Without compensation", as provided by the MOC Interim Regulations, apply to the activity of providing online users with Internet cultural products and services not for profit. Furthermore, the State Administration of Radio, Film and Television ("SARFT") issued the Administrative Measures on the Dissemination of Audio-visual Programs through Information Networks such as the Internet in 2003 (the "SARFT Administrative Measures"), providing that enterprises which engage in disseminating audio-visual programs through the Internet should obtain a permit from SARFT. Audio-visual programs, as defined by the SARFT Administrative Measures, include programs with a similar manifestation as radio or television programs or films, i.e. they are composed of successively moving images or sounds that can be successively listened to. As new regulations about specific types of content are still being issued, certain types of content for which approval is not now required may require approval in the future. In addition, because of the lack of specificity in some of these regulations, it is not always clear if the activity engaged in by a specific Internet information service provider actually requires approval.

Foreign Investment. Foreign investment is governed by the Provisions on the Administration of Foreign Invested Telecommunications Enterprises and restrictions that comply with the commitments made are set forth in the Foreign Investment Industrial Guidance Catalog (the "Catalog") issued by the former State Development Planning Commission and the former Ministry of Foreign Trade and Economic Cooperation on March 11, 2002. Foreign investors are now permitted to own up to 50% equity in value added telecommunications services enterprises which provide services committed by China in connection with its WTO accession and as specified as specified in the Catalog, and all geographic restrictions have been lifted.

The Provisions on the Administration of Foreign Invested Telecommunications Enterprises set forth the minimum capital requirements and approval procedures for establishing a foreign invested telecommunications enterprise. A foreign invested telecommunications enterprise providing value added telecommunications services in more than one province must have a registered capital of at least Renminbi Yuan ("Rmb") 10 million. If a foreign invested telecommunications enterprise provides value added telecommunications services only within one province, the minimum registered capital is Rmb 1 million. "Within one province", as interpreted by officials, apply to the providers who own servers located in only one province. The establishment of a foreign invested telecommunications enterprise must be approved by the Ministry of Information Industry. In addition, approval from the Ministry of Commerce or its relevant local counterpart is also required for such establishment.

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

The following organizational chart presents Naspers’ group structure and the legal ownership of some of Naspers’ significant subsidiaries and joint ventures, by economic interest (excluding interests held by employee share trusts).

(1)	MultiChoice Africa (Proprietary) Limited is held directly by MIH Holdings. The pay-television operations in South Africa are conducted through MultiChoice Africa (Proprietary) Limited.

(2)	MultiChoice Africa Limited is held through Myriad, a wholly-owned subsidiary of MIH Holdings, and owns interests in various subsidiaries that operate pay-television businesses in Sub-Saharan Africa.

(3)	The operations in Greece are conducted through NetMed Hellas and MultiChoice Hellas. NetMed Hellas is an indirectly wholly-owned subsidiary of MIH Holdings. NetMed, through Myriad Development BV, owns 53% of MultiChoice Hellas.

(4)	The operations in Cyprus are conducted through MultiChoice Cyprus, of which 50.9% is owned by MultiChoice Cyprus Holdings Limited. NetMed has a 69.04% interest in MultiChoice Cyprus Holdings Limited.

(5)	M-Web (Thailand) is an indirect wholly-owned subsidiary of MIH Holdings. M-Web (Thailand) has a number of operating subsidiaries, including a 62.5% interest in Internet Knowledge Service Centre Company, a Thai holding company that holds a stake in KSC Commercial Internet Company Limited.

The following table presents each of Naspers’ significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers as of March 31, 2004.

Name of subsidiary	Percentage ownership(1)	Business	Country of incorporation
Subscriber Platforms
MIH Investments (Proprietary) Limited	100.0	Holding company	South Africa
MIH Holdings Limited	100.0	Holding company	South Africa
MIH (BVI) Limited	100.0	Holding company	British Virgin Islands
Myriad International Holdings BV	100.0	Holding company	The Netherlands
MultiChoice Africa (Proprietary) Limited	100.0	Pay-television operator in South Africa	South Africa
MultiChoice Africa Limited	100.0	Pay-television operator in Sub-Saharan Africa	Mauritius
NetMed NV	84.7	Holding company in the Mediterranean	The Netherlands
NetMed Hellas SA	84.7	Content provider in Greece	Greece
MultiChoice Hellas SA	44.9	Pay-television operator in Greece	Greece
MultiChoice Cyprus Holdings Limited	58.5	Holding company in Cyprus	Cyprus
MultiChoice Cyprus Limited	29.9	Pay-television operator in Cyprus	Cyprus
M-Web Holdings (Pty) Limited	100.0	Internet content provider in Africa	South Africa
M-Web (Thailand) Limited	100.0	Internet service provider in Thailand	Thailand
Shanghai Sportscn.com Information Technology Company Limited	87.7	Online sport content provider in China	China
Internet Knowledge Service Centre Company Limited	62.5	Holding company in Thailand	Thailand
Irdeto Access BV	100.0	Pay-television content protection technology	The Netherlands
Entriq Inc.	100.0	Media management and protection technology	United States of America
Print Media
Media24 Limited	100.0	Print media	South Africa
Paarl Media Holdings (Proprietary) Limited	84.2	Print media	South Africa
Book Publishing and Private Education
Via Afrika Limited	100.0	Book publishing	South Africa
Educor Holdings Limited	93.5	Adult training and higher education	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

The following table presents each of Naspers’ significant joint ventures (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares in the joint venture owned by Naspers as of March 31, 2004.

Name of Joint Venture	Percentage ownership(1)	Business	Country of incorporation
Subscriber Platforms
MNH Holdings (1998) (Proprietary) Limited	50.0	Holding company	South Africa
Electronic Media Network Limited	60.1	Pay-television content provider in Africa	South Africa
SuperSport International Holdings Limited	60.1	Pay-television content provider in Africa	South Africa
United Broadcasting Corporation Public Company Limited	30.8	Pay-television operator in Thailand	Thailand
Tencent Holdings Limited	50.0	Instant-messaging services in China	Cayman Islands
KSC Commercial Internet Company Limited	40.6	Internet service provider	Thailand

Print media
The Natal Witness Printing and Publishing Company (Proprietary) Limited	50.0	Newspaper publishing and printing	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

4.D.	Property, Plant and Equipment

Naspers, Media24 and Via Afrika have their corporate offices in Cape Town. MIH Holdings has major corporate offices in Hoofddorp (The Netherlands) and Johannesburg (South Africa).

The following table summarizes certain information regarding the principal facilities of the Naspers group as of August 30, 2004:

Description/Use	Location (In South Africa, unless noted)	Size m sqr	Owned/Leased

General offices (Media24/Via Afrika)	Cape Town	32,500	Owned
Printing & offices (Media24)	Milnerton, Cape Town	27,000	Owned
Warehouse (On the Dot, Via Afrika)	Bellville, Cape Town	25,973	Owned
Printing - City Deep (Media24)	Johannesburg	8,835	Owned
Printing & offices (Media24)	Paarl	22,000	Owned
Printing & offices (Media24)	Montague Gardens, Cape Town	77,179	Owned
Head office (Media24)	Auckland Park, Johannesburg	5,500	Owned
Warehouse (Via Afrika)	Umtata	4,875	Owned
General & technology office (MIH & Irdeto Access)	Hoofddorp, the Netherlands	7,136	Leased
Subscription television office (MultiChoice)	Johannesburg	20,400	Leased
Subscription television decoder warehouse (MultiChoice)	Johannesburg	5,500	Leased
Subscription television regional office (MultiChoice)	Cape Town	3,000	Leased
Subscription television office (NetMed)	Athens, Greece	13,555	Leased
Subscription television office (UBC)	Bangkok, Thailand	16,035	Leased
Subscriber Internet Office (M-Web South Africa)	Cape Town	9,765	Leased
Subscriber Internet Office (M-Web Thailand)	Bangkok, Thailand	2,330	Leased
Subscriber Internet Office (Tencent)	Shenzhen, China	22,109	Leased
Technology Office (Entriq)	Carlsbad, California	1,200	Leased
Technology Office (Irdeto Access)	San Diego, California	1,622	Leased
Damelin Braamfontein (Educor)	Johannesburg	10,569	Leased
Damelin Randburg (Educor)	Johannesburg	35,000	Leased
Eduworld conference facility (Educor)	Johannesburg	241,110	Owned
ICG offices (Educor)	Cape Town	6,000	Owned
Midrand Graduate Institute (Educor)	Johannesburg	7,792	Owned
Milpark Business School (Educor)	Johannesburg	14,479	Owned
National Private Colleges (ICG, Educor)	Braamfontein	5,935	Leased

Environmental Matters

Naspers’ operations are subject to various environmental laws and regulations. Environmental legislation authorizes administrative bodies to impose certain control measures and may require businesses whose activities may have an impact on the environment, to obtain permits to legalize those activities. Non-compliance with such control measures and permits will generally lead to criminal or civil liability, as the case may be. In addition, South African environmental management legislation imposes a duty of care and remediation of environmental damage on every person who causes, has caused or may cause significant pollution or degradation of the environment, requiring these persons to take reasonable measures to prevent pollution or degradation of the environment from occurring, continuing or recurring. Naspers has developed an environmental management policy that is applicable to all its business units, with the objectives of implementing and integrating an environmental management system in all of Naspers’ business activities. The policy provides for the compliance with all existing environmental legislation and internal standards. Naspers is in compliance in all material respects with all applicable environmental requirements. However, certain Naspers ongoing operations, particularly the printing business, may expose it to the risk of liabilities with respect to environmental matters, and material costs may be incurred in connection with such liabilities, if Naspers fails to comply with applicable environmental requirements.

While Naspers is not aware of any material environmental claims pending or threatened against it, and Naspers does not believe that it is subject to any material environmental remediation obligations, it cannot assure you that a material environmental claim or compliance obligation will not arise in the future.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Naspers’ financial condition and results of operations should be read in conjunction with Naspers’ consolidated financial statements and related notes included elsewhere in this annual report.

The Naspers consolidated financial statements have been prepared in accordance with South African GAAP, which differ in certain significant respects from U.S. GAAP. See note 42 to Naspers’ consolidated financial statements for a reconciliation between South African GAAP and U.S. GAAP with regard to Naspers’ net profit/(loss) and shareholders’ equity, and the related description of the principal differences between South African GAAP and U.S. GAAP as they relate to Naspers.

5.A.	Operating Results

Introduction

Naspers was incorporated in 1915 under the laws of the Republic of South Africa. Naspers is a multinational media company with principal operations in pay-television, Internet and instant-messaging subscriber platforms, and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. Naspers’ activities are conducted through subsidiaries, joint ventures and associated companies. Naspers’ most significant operations are located in South Africa, with other significant operations located in Sub-Saharan Africa, Greece, Cyprus, Thailand, China, The Netherlands and the United States. The activities undertaken by Naspers’ business segments are described below.

Subscriber Platforms

Pay-television

In Africa, MultiChoice Africa and MultiChoice South Africa provide television and subscriber management services to analog and digital pay-television platforms in countries throughout Africa and the adjacent Indian Ocean islands, and South Africa, respectively. The pay-television services comprise a variety of DTH digital satellite television (DStv) bouquets (the term used to describe the channels offered by a pay-television provider on a given platform) and terrestrial analog networks. The digital service in South Africa consists of some 58 video channels, eight data channels, 40 audio music channels and 20 radio channels. The digital service in Sub-Saharan Africa and adjacent islands consists of approximately 54 video channels, 12 data channels and up to 56 audio channels.

The aggregate subscriber base in Africa (including South Africa) was approximately 1.37 million as of March 31, 2004 (2003: 1.31 million). The pay-television market in South Africa is now relatively mature, with approximately 1.08 million households as of March 31, 2004 (2003: 1.05 million). The digital base in Africa (including South Africa) grew by 134,020 subscribers to 1,057,980 in fiscal 2004 and now accounts for 77% of the total number of subscribers on the African continent, establishing a solid platform for the roll-out of iTV services. Growth in revenue from digital subscribers was in part offset by the churn in analog subscribers (churn is the percentage of customers who terminate their subscription in a given period).

M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net has output deals with film and television studios, enabling it to screen the best quality movies, series and miniseries. M-Net compiles 14 channels for broadcast across the African continent. SuperSport produces three 24 hour-a-day channels for DStv, covering more than 100 genres of sport. SuperSport has a new pan-African sports channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis is offered on other SuperSport channels.

MultiChoice Africa also has direct investments with fully staffed offices for pay-television services in Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania, and MultiChoice South Africa in Namibia and Botswana.

In the Mediterranean, NetMed operates analog and digital platforms in Greece and Cyprus. The total number of pay-television subscribers for the Mediterranean region amounted to 351,292 households as of March 31, 2004 compared to 310,169 households as of March 31, 2003. In October 2001, Alpha Digital entered the pay-television market in Greece and launched a 20-channel digital pay-television service. This contributed to the decline in the analog subscriber base in Greece during fiscal 2002 and 2003. In September 2002, Alpha Digital entered liquidation leaving NetMed as the sole pay-television operator in

Greece. However, NetMed’s subscriber numbers did not recover when the commercial television company, AST, took over Alpha Digital's contract with the majority of A Division Greek football teams. During fiscal 2004, the analog base in Greece declined by 3,986 to 111,999 households, while, Nova (the digital television service), maintained its leading position in the region by increasing its subscriber base from 139,748 as of March 31, 2003 to 178,921 as of March 31, 2004.

On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed period and accordingly NetMed and Myriad believe that the agreements ceased to have any force or effect. As Fidelity has disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration has been heard in part, but the South African proceedings have been stayed pending finalization of the arbitration.

An agreement was reached on June 19, 2003, in terms of which Teletypos and its subsidiaries exchanged their equity interest in MultiChoice Hellas in return for approximately €6.6 million in cash and a 12.8% equity interest in NetMed. The completion of this transaction was subject, among other things, to certain regulatory approvals that were obtained on September 22, 2004.

In Asia, MIH Holdings owns 30.8% of UBC, the leading pay-television provider in Thailand. UBC’s digital satellite and analog cable services both provide the same 50 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels. Channels shown on UBC’s pay-television systems include UBC Film Asia, UBC InsidE, UBC Spark, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, along with exclusive major international events.

As of March 31, 2004, UBC had 436,193 total subscribers, consisting of 132,351 analog cable subscribers, 4,425 digital cable subscribers and 299,417 digital satellite subscribers, as compared to 437,589 total subscribers at March 31, 2003 (145,687 analog cable and 291,902 digital satellite). The subscriber base has remained relatively flat year on year as a result of the increased competition from small cable operators who in many instances illegally hang cable on government infrastructure and violate copyright laws thus offering a very low priced service. UBC is working with the Royal Thai government to address this issue.

Technology

Naspers’ subsidiary, Irdeto Access, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access has been providing encryption technology for 10 years, and specializes in designing, developing and marketing end-to-end solutions to manage and protect content from unauthorized access in both the television broadcast and Internet environments. Irdeto Access provides conditional access products to 117 clients in more than 40 countries, and has issued over 12 million smartcards to subscribers. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. The deployment of Irdeto Access’ products in China has increased and 25% of Irdeto Access’ customers are now based in China.

Naspers’ subsidiary Entriq, which is in the early phase of development, offers products and services to fill the needs of pay media clients while guiding them into broadband and attracting the business of new broadband-specific players. Entriq is actively pursuing customers looking to sell and protect content on the Internet. As broadband penetration increases, the opportunities in this sector will grow.

Internet

M-Web Holdings has developed a leading position in the African Internet market, ending fiscal 2004 with approximately 242,000 dial-up subscribers, 4,600 ADSL broadband subscribers and 2,100 hosted clients. M-Web Holdings’ "anytime, anywhere" philosophy enables its subscribers to access its content platforms via television, Internet and wireless technologies. M-Web Holdings’ management continues to focus on reducing costs and losses, growing revenues and driving the business to profitability.

On August 20, 2004 it was announced that M-Web Holdings reached an agreement with Tiscali International BV to acquire its South African Internet service provider business for approximately Rand 320.0 million. This transaction is subject to various regulatory approvals, including Competition Commission approval.

M-Web (Thailand), Naspers’ Internet platform in Thailand, is the leading local content service provider in Thailand and consists of nine consumer focused web sites. Naspers has an indirect interest in KSC Commercial Internet Company Limited ("KSC Comnet"), a Thai ISP.

Naspers’ principal investment in China is a 36.14% interest in Tencent, a provider of innovative community, real-time communications, entertainment, content and wireless and professional services based on the market leading consumer instant messaging platform known as "QQ". Platform services are also deployed in Taiwan, Hong Kong, Macau, Japan and Thailand.

The group previously included the results of the Internet operations of Media24 Limited and Via Afrika Limited in the subscriber platforms - Internet segment. These operations have now been included in the print media and book publishing segments, respectively. Comparative figures have been restated accordingly. This change was necessitated by the integration of these operations within the print media and book publishing operations.

Print media

Media24, Naspers’ print media subsidiary, publishes, prints and distributes a large number of newspapers and magazines in Southern Africa. Media24 has significant office and printing facilities in Cape Town, Bloemfontein, Port Elizabeth, Paarl and Johannesburg, and distribution facilities and infrastructure located throughout South Africa. Media24 publishes approximately 50 newspaper and 40 magazine titles. Media24 is further continuing to establish consumer related Internet businesses which draw from its existing areas of expertise.

Book publishing and private education

Via Afrika (formerly Nasboek Limited) is a leading South African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats and provider of private education services. Via Afrika controls a number of different businesses operating as independent business units in three segments. The publishers and agents segment includes general, religious, educational and academic publishers as well as digital content providers. The traders and distributors segment includes traditional niche academic and religious bookstores, book and music clubs, online retailing as well as warehousing and distribution services. The education segment includes Educor and ICG, who offer face-to-face full-time, part-time and block release educational programs, as well as e-learning and distance learning education and training programs at its campuses and training centers across South Africa. These services are available for distance, secondary and higher education learning and corporate training.

Operating Results

A key strategy of the Naspers group over the past years has been to seek opportunities in global markets to ensure growth in its subscriber platform business segment for television, Internet and interactive services. Consequently, significant losses have been incurred as MIH Holdings invested heavily in these businesses in an effort to increase growth. Naspers incurred operating losses for the four fiscal years ended March 31, 2002. In fiscal 2003, Naspers returned to profitability with an operating profit of Rand 226.3 million, and during fiscal 2004 Naspers made further progress with an operating profit of Rand 1,288.6 million (U.S. $204.2 million), as the profitability of Naspers’ subscriber platform businesses increased. Global or local economic difficulties may impact the level of future operating profits.

Naspers’ operating results are affected by a number of factors, including the number of households subscribing to its pay-television platform and Internet access services, the circulation of its newspapers and magazines, the number of students enrolling for educational courses, the level of advertising across its various media products, the number of books published and sold, seasonality, general economic conditions, competition, regulatory developments and fluctuations in foreign exchange rates. Foreign exchange rates can have a significant effect on Naspers’ reported earnings as it generates revenues predominantly in the local currencies of the countries in which it operates, while a substantial portion of its expenses are incurred in U.S. dollars and Euros.

Revenues. Revenues comprise pay-television and Internet subscription revenue (54.1%), hardware sales (3.5%), technology revenue (2.6%), circulation revenue (5.3%), advertising revenue (13.4%), printing and distribution fees (5.4%), revenue from the publishing and sale of books (5.6%), tuition fees (3.9%), e-Commerce revenue (2.2%) and other revenues (4.0%). Naspers’ primary source of revenue is pay-television services, internet services, instant-messaging services and the advertising in and buying of magazines and newspapers. Hardware sales relate to revenue generated from the sale, rental and maintenance of set-top boxes. Technology revenues include revenue generated from conditional access systems. Circulation revenue includes the cover price revenue received from the sale of newspapers and magazines. Advertising revenues include revenue received for advertisements placed in Naspers’ newspapers, magazines, Internet sites and on its pay-television platforms. Printing and distribution revenue consists mainly of fees received from the printing and distribution of newspapers, magazines, books and related products. Tuition fees include the course fees paid by students to participate in the various educational courses and programs offered by Educor. Other revenues include mainly revenue relating to the sale of rights to backhaul charges, certain e-commerce services and finance service fees.

Cost of Providing Services and Sales. The cost of providing services and sales includes programming content, editorial and content, subscriber management, set-top box purchase, transmission, printing, distribution and teaching costs. Programming costs include the cost of licensing third party programs and the production cost of programs produced by the Naspers group, as well as the amortization of programming rights for sporting events and films. Editorial and content costs include the cost of acquiring content from third party content providers for the Naspers group’s Internet services, books, magazines and newspapers, as well as the employment and related costs of journalists employed by Naspers and other content creators. Subscriber management costs include the direct cost of servicing and maintaining equipment installed at subscribers’ homes and the cost of providing customer service. Set-top box purchase costs include the purchase of set-top boxes by Naspers for use, lease or resale to customers. Transmission costs consist of transmission, uplinking and backhauling charges paid by subsidiaries in the Naspers group to various satellite vendors under operating lease agreements. Printing costs include raw materials such as paper and ink, and other direct costs relating to the printing process. Distribution costs include storage costs and the costs relating to a large delivery vehicle fleet. Teaching costs include mainly employment and related costs of Educor’s lecturers and teachers who run Educor’s educational programs and courses, and the related course material costs.

Selling, General and Administration Expenses. These costs include overhead costs from various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable, accounts payable and human resources departments.

Depreciation and Amortization. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of Naspers’ tangible property, plant and equipment, including buildings, transponders, set-top boxes, manufacturing plant and equipment, vehicles and office equipment and assets under capital leases.

Critical Accounting Policies

Naspers’ consolidated financial statements include the financial statements of Naspers and its subsidiaries. These financial statements are prepared in conformity with South African GAAP and include a reconciliation of consolidated net profit and consolidated shareholders’ equity to their equivalents under U.S. GAAP. South African and U.S. GAAP require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Naspers evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an ongoing basis. Naspers bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Naspers believes that the following accounting policies used in preparation of its financial statements prepared in accordance with South African GAAP are its critical accounting policies as they require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. All of these critical accounting policies have been discussed with the audit committee.

Revenue recognition

Software Development Contracts. Revenue from software development contracts of less than six months’ duration is recognized using the completed contract method and for longer-term contracts generally using the percentage of completion method. Under the percentage of completion method, the extent of progress towards completion is measured based on actual costs incurred as a proportion of total estimated costs which are based on the total cost of previous projects. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenues from integration services and software development contracts are included in other revenues.

Licenses. Naspers recognizes product license revenue upon shipment of the related product to a third-party if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivable is probable.

Mobile and Telecommunications Value-added Services: Naspers recognizes mobile and telecommunications value-added services revenues based on the full amount of fees charged to end-users by mobile operators after the operators’ adjustments for uncollectible fees and after deducting the applicable business tax and related taxes. In general, uncollectible fees arise due to end-user payment delinquencies or "dropped messages". We recognize revenue from mobile and telecommunications value-added services on an accrual basis as the services are rendered. As noted below, Naspers relies on information provided by mobile operators in their periodic statements for final billing, settlement and collection of revenues, which is normally received between 15 and 90 days after each month-end. For revenues not supported by final confirmation from the mobile operators at the time of reporting our financial results, we estimate the amounts based in the number of subscriptions and the volume of data transmitted between our network gateway and the mobile operators’ network gateways as confirmed by the operators. Management estimates utilize the most recent three-month history of revenues actually derived from the operations and incorporate developing trends in customer payment delinquencies. Specifically, management estimates revenue performance based on the following factors:

•	the operational raw data captured by the network gateway, which is the system capturing the transaction flows, and the server capturing the subscriber database maintained by the group. The gateway records each single transaction processed by the mobile operators while the database maintains the number of subscribers of the group;

•	the monthly fixed subscription rates for certain services;

•	the expected billable transaction volume; and

•	the expected delinquency rates experienced in the most recent three month period.

Based on these factors, if revenues are not supported by the periodic final confirmations received from network operators, management estimates the amount of revenues for services rendered in a reporting period. The revenue estimation procedures are applied by management for each province or city the group has operations.

If actual revenues based on the final confirmations subsequently received from the mobile operators are higher or lower that the estimated amounts, adjustments are made in revenues in the periods the final confirmations are received. To date, Naspers has not experienced any material discrepancies between the estimated revenues and the actual revenues. The actual remittance to us by mobile operators of our shares of the fees after all adjustments is typically 30 to 90 days after services are rendered.

Internet Value-added Services. Naspers recognizes revenue from Internet value-added services similar to revenue from Mobile and Telecommunications Value-added Services described above. With respect to revenues collected fro pre-paid services, revenues are deferred and recognized over the estimated consumption period on a straight-line basis.

Professional Services - Discontinuing Operations Professional services revenue from software development contracts of less than six months duration is generally recognized using the completed contract method. Revenue from longer-term contracts is generally recognized using the percentage of completion method, provided there is an insignificant amount of risk associated with customer acceptance. Naspers tracks costs on a monthly basis related to each longer-term project versus the estimated total costs of that project to determine incremental advancement towards completion. Naspers also benchmarks current product development against the customer project specifications. If development is in line with customer specifications, customer acceptance is assumed to be assured. Revenue earned for professional services that have a significant amount of risk associated with customer acceptance is recognized based on the completed contract method.

Doubtful accounts

Naspers reviews its doubtful accounts on a monthly basis for estimated losses resulting from the inability of its customers to make the required payments. The Naspers group’s customer base is dispersed across many geographic areas and is primarily residential in nature. Naspers generally does not require collateral from its customers.

The Naspers group analyzes, among other things, historic bad debt experience, customer credit worthiness, current economic trends in each country where its customers are located and customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Naspers group’s customers was to deteriorate, resulting in an impairment in their ability to make payments, additional charges may be required. The estimate may also change if the Naspers group experiences significant service failures or the number of disputes with customers increases significantly.

Naspers believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the estimated level of doubtful debts may materially affect net profit. The estimate for doubtful accounts is a critical accounting estimate for all of Naspers’ segments. The net bad debt expense as a percentage of sales in 2004 and 2003 was 0.5% and 0.4%, respectively. A 0.1% increase in bad debt expense as a percentage of sales would decrease operating and net profit by approximately Rand 12.8 million.

Useful lives of property, plant and equipment

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

Leased transponders and transmitters, which are held in the subscriber platforms—pay-television segment, represent approximately 50.0% (2003: 54.5%) of Naspers’ property and equipment as of March 31, 2004. All of the Naspers group’s current transponder leases are capitalized and amortized over their expected useful life because the term of the lease covers at least 75% of the transponder’s estimated useful life. The expected useful life of the transponders leased by the Naspers group is 10 years.

The useful life of satellite transponders depends upon various factors. These factors include the success of the launch and the amount of fuel required for the satellite to be placed in the correct orbital location. In addition, various factors can impact on a transponder satellite’s useful life once it is in orbit. Satellites are, however, designed with operational redundancies that may minimize or eliminate service disruptions if a critical system fails. These may include backup and separate on-board propulsion systems, backup transponders and conservative system margins. Naspers obtains information on the satellites’ useful lives from information provided publicly by the satellite service providers and this information forms the basis for determination of potential impairment.

Naspers considers this to be a critical accounting policy because any material change in the useful lives of Naspers’ property, plant and equipment would significant impact Naspers’ ability to generate future cash flows, depending on the asset, would have a material impact of the value of the property, plant and equipment stated on Naspers’ balance sheet and may decrease Naspers’ profitability. Naspers has had no significant changes in useful lives or book values of property, plant and equipment in recent years.

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

Naspers believes that the accounting estimate relating to asset impairment is a critical accounting estimate because (1) it is highly susceptible to change from period to period because it requires Naspers’ management to make assumptions about future sales volumes and the cost of providing services over the life of the asset and discount rates for media-based businesses in emerging markets and (2) recognizing an impairment could have a material impact on the value of the intangible assets reported on the Naspers group’s balance sheet and the level of its net profit. Management’s assumptions about future sales volumes and prices and discount rates involve significant judgment as many of Naspers’ businesses are in the start-up phase and consequently actual sales prices and volumes have fluctuated in the past and are expected to continue to do so in the future.

Goodwill is annually tested for impairment under both U.S. GAAP and South African GAAP. These goodwill impairment test under U.S. GAAP is performed by comparing the carrying value of each reporting unit to its fair value, which is based on discounted cash flows or market value of listed companies, whereas under South African GAAP, impairment is determined by comparing the carrying value of the cash-generating unit with its recoverable amount. Naspers believes that the accounting estimate relating to goodwill impairment is a critical accounting estimate because the discounted cash flows (1) are highly susceptible to change from period to period because it requires Naspers’ management to make assumptions about future sales volumes and the cost of providing services over the life of the goodwill and discount rates for media-based businesses in emerging markets and (2) recognizing an impairment could have a material impact on the value of the goodwill reported on the Naspers group’s balance sheet and the level of its net profit.

Business acquisitions

Naspers accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by the group using internal or external valuations. The Naspers group uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, relief from royalty methods and others and believes that it uses the most appropriate measure or combination of measures to value each asset or liability. In addition, the group believes that it uses the most appropriate valuation assumptions underlying each of these valuation methods based on the current information available including discount rates, market risk rates, entity risk rates, royalty rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and results of operations.

Inventory obsolescence

Naspers values its inventories, which consist mainly of set-top boxes and associated components, at the lower of cost or expected net realizable value, based on assumptions about future demand, market conditions and the useful life of the set-top boxes used by the Naspers group. Naspers monitors inventory levels periodically based on the expected usage of such inventory. If actual market conditions prove to be less favorable than those projected by management, additional inventory write downs may be required. No significant inventory write downs were made during the financial year ended March 31, 2004.

Income taxes

Naspers records the estimated future tax effect of temporary differences between the tax bases of its assets and liabilities and the amounts reported in Naspers’ consolidated balance sheet for such assets and liabilities, as well as the future tax effect of operating losses and tax credit carry forwards. The Naspers group follows specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet. Naspers assesses the probability that there will be adequate future taxable income generated to utilize the benefits relating to the deferred tax assets. If circumstances change, or if the expected level of future taxable income is not generated, Naspers would reassess the recoverability of the deferred tax assets recorded in its balance sheet, which could lead to a write-down of such assets.

A valuation allowance is recorded to reduce deferred tax assets to the amount that is probable to be realized. Naspers considers future taxable income, ongoing prudent and feasible tax strategies and the timing of reversals of assets and liabilities in determining the need for a valuation allowance. If Naspers determines that in the future it will be able to realize deferred tax assets in excess of the net recorded amount of deferred tax assets stated on its balance sheet, the resulting adjustment to the stated amount of deferred tax assets would increase income in the period that such determination was made.

Naspers considers this to be a critical accounting policy because if in the future the value of the deferred tax asset is determined to be less than or exceeds the recorded amount, there could be a material adjustment to the deferred tax asset stated on Naspers’ balance sheet as well as a material impact on Naspers’ net profit.

Naspers released valuation allowances against certain deferred tax assets in its South African pay-television and internet operations, since it determined that the underlying future expected profitability will be such that it is probable that the deferred tax assets will be realized. Additional deferred tax assets of Rand 232.8 million and Rand 227.6 million were created in the years ended March 31, 2004 and 2003 respectively.

Legal matters

Naspers is involved in legal disputes through its normal course of business. The outcome of these legal claims can have a material impact on Naspers’ balance sheet as well on Naspers’ net income. Naspers’ management estimates the potential outcome of these legal claims based on the most objective evidence on hand from internal and external legal advisors until such time that ultimate legal resolution has been finalized. Due to the uncertain nature of these issues, any changes in these estimates based on additional information as it becomes available could result in material changes to the financial statements in subsequent periods. As at March 31, 2004, Naspers has provided Rand 22.3 million for pending litigation matters. For more detail on these matters refer to "Item 8.A. - Legal Proceedings".

Post-retirement Medical Liability

Naspers operates a number of post-retirement medical benefit schemes. It provides for post-retirement medical aid benefits using the Projected Unit Credit method prescribed by AC116, "Employee benefits". Future benefits valued are projected using specific actuarial assumptions and the liability for in-service members is accrued over expected working lifetime. The liability is calculated by considering some key actuarial assumptions such as (1) the rate of healthcare cost inflation, (2) discount rate, (3) percentage members continuing after retirement and (4) average retirement age of members. The key actuarial assumptions made are disclosed in note 18 to the consolidated financial statements.

Any change in these assumptions could result in a material adjustment to the post-retirement medical liability stated on Naspers’ balance sheet as well as a material impact on Naspers’ net profit. A one percentage point increase in the rate of health care cost inflation would increase the post-retirement medical liability by approximately Rand 17.8 million, where as a one percentage point reduction in the rate of health care cost inflation would decrease the liability by Rand 14.7 million as at March 31, 2004. An average retirement age of one year younger than the assumed average retirement age will increase the liability by Rand 1.7 million, where as a one year older average age would result in a reduction of Rand 1.6 million in the liability at March 31, 2004.

Currency policies

Naspers’ functional currencies are generally the local currencies of the countries in which it operates. Monetary assets and liabilities in currencies other than functional currencies are translated based on the exchange rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange rate gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Hedged items that meet the hedging criteria set forth in FAS 133 receive similar treatment under both U.S. GAAP and South African GAAP. Gains and losses on transactions that do not meet the hedging criteria are marked-to-market and reflected in the profit or loss for each respective period.

On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rand based on the exchange rates prevailing at fiscal year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the exchange rate on the date of the transaction for significant items.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at exchange rates prevailing at the time the transaction is completed. Adjustments arising from currency translations are recorded in shareholders’ equity and are reflected in net earnings only upon sale or liquidation of the underlying investments.

Naspers operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Rand and Euro against the U.S. dollar. Although a substantial portion of the Naspers group’s revenue is denominated in the currencies of the countries in which it operates, a significant portion of the group’s cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where Naspers’ revenue is denominated in local currency such as Rand or Euro, a depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and its ability to meet its cash obligations.

Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation (by more than the inflation rate) followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. Since December 2001, the Rand significantly appreciated against the U.S. dollar. As of March 31, 2004, the exchange rate was Rand 6.31 per U.S. $1.00.

Companies in the Naspers group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currencies. At the Naspers group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

The Naspers group hedges the foreign currency exposure of its contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward contracts typically expire within one to two years, consistent with the related contractual commitments. Naspers generally hedges all major exposures in foreign currencies to an amount between 80% and 100% of the contract value.

Results of Operations

The following table sets forth the results of Naspers’ operations for the periods indicated:

	Year ended March 31
	2002	2003	2004
	(Rand in millions)
Revenues:
Subscriber Platforms
Pay-television	6,334.5	7,225.2	7,298.5
Technology	476.4	377.6	315.3
Internet	591.0	913.1	1,046.6
Print media	2,159.3	2,468.6	2,820.4
Book publishing and private education
Books	627.3	665.4	785.6
Education	510.6	552.9	535.7
Corporate services	0.8	1.1	2.4
Total revenues, net	10,699.9	12,203.9	12,804.5

Operating expenses:
Cost of providing services and goods	(6,055.8)	(6,706.4)	(6,593.5)
Selling, general and administrative	(3,748.6)	(4,013.7)	(3,771.8)
Depreciation and amortization	(1,099.6)	(1,102.2)	(1,119.6)
Impairment of program rights	—	(155.3)	(31.0)

Operating profit/(loss)	(204.1)	226.3	1,288.6

Operating profit/(loss) analyzed by business segment:
Subscriber Platforms
Pay-television	236.0	435.1	1,062.6
Technology	52.6	13.7	(63.1)
Internet	(704.7)	(427.8)	(80.7)
Print media	241.9	279.2	373.5
Book publishing and private education
Books	(9.3)	(46.9)	14.8
Education	(10.5)	(7.3)	11.9
Corporate services	(10.1)	(19.7)	(30.4)
Operating profit/(loss)	(204.1)	226.3	1,288.6
Financial results, net	(430.9)	(246.7)	(664.1)
Income from investments	3.9	0.1	0.3
Share of equity accounted results	17.1	1.4	3.1
Exceptional items	4.8	61.3	47.9
Profit/(loss) before tax	(609.2)	42.4	675.8
Taxation	(141.4)	(161.7)	(175.9)
Profit/(loss) after tax	(750.6)	(119.3)	499.9
Minority interest	361.0	(157.6)	(128.5)
Profit/(loss) from continuing operations	(389.6)	(276.9)	371.4
Loss from discontinuing operations	(605.3)	(140.8)	—
Profit/(loss) arising on discontinuing of operations	(952.2)	750.9	—
Net profit/(loss) for the year	(1,947.1)	333.2	371.4

Results of Operations: 2004 Compared to 2003

Revenues

Total revenues increased by Rand 600.6 million, or 4.9%, to Rand 12,804.5 million during fiscal 2004 from Rand 12,203.9 million in fiscal 2003. The increase in revenues arose mainly as a result of increased subscription revenues, advertising revenues and book publishing and sales. The appreciation of the Rand in fiscal 2004 against currencies such as the U.S. dollar and the Euro, had a significant negative impact on Naspers’ revenue earned outside of South Africa when reported in Rand. The Rand appreciated against the U.S. dollar from Rand 7.893 at March 31, 2003 to Rand 6.310 at March 31, 2004, a 20.1% appreciation. The average exchange rate between the Rand and the U.S. dollar for fiscal 2004 was approximately Rand 7.161 compared to Rand 9.572 for fiscal 2003, representing an appreciation against the dollar of 25.2%.

The table below sets out revenues by revenue type:

	Year ended March 31,
	2003	2004
	(Rand in millions)

Subscription	6,674.2	6,932.2
Hardware sales	490.7	447.3
Technology	399.8	333.1
Circulation	601.7	681.6
Advertising	1,484.0	1,711.4
Printing and distribution	662.9	689.3
Book publishing and sales	624.3	712.2
Tuition fees	473.3	494.8
e-Commerce revenue	232.9	285.3
Other revenue	560.1	517.3
Total revenues, net	12,203.9	12,804.5

Subscription revenues. Subscription revenues increased by Rand 258.0 million, or 3.9%, to Rand 6,932.2 million in fiscal 2004 from Rand 6,674.2 million in fiscal 2003. As stated above, the increase was mainly a result of an increase in subscription prices, the continued migration of pay-television subscribers from the analog system to the higher margin digital system and the growth in instant messaging services in China.

Naspers’ digital pay-television subscribers in South Africa increased by 95,921, or 14.1%, from 678,966 subscribers at the end of March 31, 2003 to 774,887 subscribers at March 31, 2004. The analog pay-television subscribers in South Africa decreased by 65,004 subscribers, or 17.8%, to 300,821 at the end of fiscal 2004 from 365,825 subscribers at the end of fiscal 2003. The reduction in the number of analog subscribers in fiscal 2004 resulted primarily from Naspers’ strategy of trying to migrate customers from analog to digital service. Naspers expects this trend to continue. Where an analog subscriber converts to the digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that 30% of the connections to digital pay-television service in South Africa in fiscal 2004 resulted from subscribers migrating from analog to digital service. The decrease in this percentage from 45% in fiscal 2003 is due to the growth of the DStv brand in the pay-television market causing more first-time pay-television customers to purchase digital service initially, rather than purchasing analog service initially and then subsequently migrating to digital service.

The migration from analog to digital service and subscription price increase were the main factors allowing the South African region to grow its subscription revenues by Rand 285.0 million, or 9.0%, during fiscal 2004 to Rand 3,450.9 million from Rand 3,165.9 million in fiscal 2003. The pay-television subscriber market in South Africa is relatively mature and growth in revenue is mostly derived from the migration of subscribers from analog to digital service. Prices of pay-television subscriptions were increased during fiscal 2004 to counter an increase in the cost of providing services. This increase in subscription prices increased revenues by approximately Rand 84.4 million, or 2.7%. The increase in revenue derived from the migration of subscribers from analog to digital service, without taking account of any incremental price increase, is approximately Rand 40.5 million, or 1.3%. Although there was only a slight increase in the total number of pay-television subscribers, new digital subscribers obtained service at a higher price than analog subscribers, thereby, contributing Rand 159.8 million or 5.0% to the increased level of subscription revenue.

Digital pay-television subscribers in Sub-Saharan Africa increased by 38,099, or 15.6%, during fiscal 2004 to 283,093 from 244,994 subscribers at the end of fiscal 2003. The analog pay-television subscription base in Sub-Saharan Africa decreased by 6,550 subscribers during fiscal 2004 to 8,859. The region’s subscription revenue decreased in Rand terms during fiscal 2004, despite the growth in subscriber numbers. Subscription revenue decreased by Rand 126.0 million, or 9.9%, from Rand 1,267.7 million in fiscal 2003 to Rand 1,141.7 million in fiscal 2004. This decrease was caused by the appreciation of the Rand against the U.S. dollar during fiscal 2004. Subscription prices in Sub-Saharan Africa are either charged in U.S. dollars or its equivalent in the respective local currencies, and therefore, the appreciation in the average Rand exchange rate during fiscal 2004 by 25.2% had a negative impact on subscription revenues when reported in Rand. In U.S. dollar terms subscription revenue in the Sub-Saharan Africa region increased by 17.3%.

Pay-television subscribers for the Mediterranean region (Greece and Cyprus) amounted to 351,292 households at the end of fiscal 2004 compared to 310,169 households at the end of fiscal 2003. The launch in late 2001 and the subsequent demise of a competing digital pay-television platform by Alpha Digital caused confusion in the Greek market. The market showed signs of stabilization during fiscal 2004, with the analog subscriber base showing only a marginal decline of 3,986 subscribers, or 3.4%, to 111,999 from 115,985 subscribers at the end of fiscal 2003. Our digital service, Nova, maintained its leading position in the region by increasing its subscriber base from 139,748 subscribers at March 31, 2003 to 178,921 at March 31, 2004. The analog service in Cyprus increased its subscriber base by 5,936 subscribers, or 10.9%, to 60,372 at March 31, 2004 from 54,436 at March 31, 2003.

Subscription revenue for the Mediterranean region increased by Rand 9.9 million, or 0.1%, from Rand 1,125.0 million for fiscal 2003 to Rand 1,134.9 million for fiscal 2004. This increase was mainly caused by the growth in digital subscribers, but was dampened by the appreciation of the Rand against the Euro during fiscal 2004. Subscription prices in Greece and Cyprus are charged in Euro and Cypriot pound, respectively, and therefore, the appreciation in the average Rand to Euro exchange rate during fiscal 2004 by 12.0% had a negative impact on subscription revenues when reported in Rand. In Euro terms, the subscription revenue in the Mediterranean region increased by 18%. Prices of pay-television subscriptions were increased during fiscal 2004 to counter an increase in the cost of providing services. This increase in subscription prices increased revenues by approximately Euro 11.2 million, or 9%. The increase in revenue derived from the migration of subscribers from analog to digital services without taking account of any incremental price increase is approximately Euro 0.9 million, or 1%. Although there was only a slight increase in the total number of pay-television subscribers, new digital subscribers obtained service at a higher price than analog subscribers, thereby, contributing Euro 9.5 million or 8% to the increased level of subscription revenue.

The total number of pay-television subscribers at the group’s joint venture company in Thailand, UBC, reached 436,193 subscribers at March 31, 2004 compared to 437,589 households at March 31, 2003. Naspers has a 30.8% interest in UBC, and accounts for its interest by proportionate consolidation. As such, approximately 30.8% of UBC’s subscription revenue is included in Naspers’ consolidated subscription revenue. UBC's analog cable subscriber base declined by 13,336, or 9.1%, during fiscal 2004 to 132,351 from 145,687 subscribers at the end of fiscal 2003, mainly due to the migration of subscribers from analog to digital services. The analog cable subscriber base was also negatively impacted by an increase in the number of pirated provincial cable systems in Thailand, which led to increased churn and competition. UBC's digital satellite service, maintained its leading position in the region by increasing its subscriber base from 291,902 subscribers at March 31, 2003 to 299,417 at March 31, 2004. A new digital cable system was launched by UBC during fiscal 2004 and attracted 4,425 subscribers as at March 31, 2004. UBC’s contribution to Naspers’ subscription revenue decreased by Rand 60.0 million, or 15.3%, from Rand 393.4 million for fiscal 2003 to Rand 333.4 million for fiscal 2004. This decrease was mainly caused by the weakening of the average Thai Baht exchange rate against the Rand by 21.6% during fiscal 2004. In Thai Baht terms, UBC's subscription revenue increased by 8.9%, mainly due to a price increase of Thai Baht 160 per month per subscriber.

In South Africa, the number of Internet subscribers decreased during fiscal 2004 from about 247,800 at the end of fiscal 2003 to approximately 242,000 at March 31, 2004. Subscriber numbers have decreased marginally during the last couple of years, as growth was hampered by the introduction of services by competitors and the stagnation of the residential market due to high telephone costs and the lack of broadband services. Subscription revenues in South Africa increased in fiscal 2004 by Rand 5.2 million, or 1.6%, to Rand 337.1 million from Rand 331.9 million at the end of fiscal 2003. This increase was mainly attributable to an increase in monthly subscription rates towards the end of fiscal 2003 that was in effect for full fiscal 2004.

Subscription revenue earned by the group from its instant messaging business in China, Tencent, increased from Rand 277.5 million in fiscal 2003 to Rand 436.1 million in fiscal 2004. On August 11, 2003, Tencent repurchased some of its shares, resulting in the group owning 50% of the share capital of Tencent, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until that date as the group exercised control over Tencent. After this transaction the group enjoyed joint control with the founders, and therefore, Tencent's instant messaging revenues subsequent to this date were proportionately consolidated until March 31, 2004. Subsequent to the end of fiscal 2004, the group’s interest in Tencent was further diluted to 36.14% following an IPO of a certain amount of Tencent's shares on the Hong Kong Stock Exchange. Thus, the results of Tencent subsequent to the IPO date will not be proportionately consolidated by Naspers, but rather Naspers' interest will be subject to equity accounting. Tencent increased its instant messaging revenue from RMB 272.5 million in fiscal 2003 to RMB 895.7 million in fiscal 2004. Revenue growth was negatively impacted in Rand terms by the 25.4% appreciation of the average Rand against the Chinese Renminbi.

Subscription revenue relating to subscribers of the group’s magazines and newspapers increased in fiscal 2004 by Rand 15.5 million, or 21.8%, from Rand 71.1 million in fiscal 2003 to Rand 86.6 million. This increase was mainly due to circulation growth achieved by the group’s newspapers and magazines and an increased focus on newspaper and magazine subscription growth.

Hardware sales. Hardware sales decreased by Rand 43.4 million, or 8.8%, to Rand 447.3 million during fiscal 2004 from Rand 490.7 million in fiscal 2003. During fiscal 2004, the retail price of set-top boxes decreased in line with a reduction in manufacturing costs. The Naspers group passed on the savings in the price it pays for set-top boxes to its customers. Hardware sales were primarily generated in Africa and the Mediterranean region. Hardware sales in Africa increased by Rand 2.5 million, or 0.7%, to Rand 365.7 million in fiscal 2004 from Rand 363.2 million in fiscal 2003. Hardware sales in the Mediterranean region decreased by Rand 37.9 million, or 33.8%, to Rand 74.2 million in fiscal 2004 from Rand 112.1 million in fiscal 2003. The decrease in this region is mainly a result of the depreciation of the Euro against the Rand during fiscal 2004 and lower selling prices. Naspers’ share of hardware sales from UBC in Thailand decreased by Rand 7.5 million from Rand 14.9 million in fiscal 2003 to Rand 7.4 million in fiscal 2004. This reduction was mainly caused by the weakening of the Thai Baht against the Rand and the reduction in digital subscriber growth in fiscal 2004 causing lower sales of digital set-top boxes. The South African Revenue Service ("SARS") is currently investigating the base costs used by MultiChoice South Africa in determining its ad valorem taxes payable to the SARS for set-top boxes. The outcome of this investigation is uncertain.

Technology revenues. Technology revenues decreased by Rand 66.7 million, or 16.7%, to Rand 333.1 million during fiscal 2004 from Rand 399.8 million in fiscal 2003. This decrease was mainly due to Irdeto Access earning its revenue in U.S. dollars. Its revenues increased by 5.9% from U.S. $38.9 million in fiscal 2003 to U.S. $41.2 million in fiscal 2004. However, the appreciation of the Rand against the U.S. dollar in fiscal 2004 resulted in decreased Rand denominated revenue. U.S. dollar denominated revenues increased mainly due to increased sales volumes of smart cards, marginal increases in equipment sales and new license and support fees. Naspers expects market conditions to remain highly competitive in the near future with continued pressure on technology margins and revenues.

Circulation revenues. Circulation revenues from newspaper and magazine sales increased by Rand 79.9 million, or 13.3%, from Rand 601.7 million in fiscal 2003 to Rand 681.6 million in fiscal 2004. The increase in revenue was mainly due to increases in the cover prices of newspapers and magazines and due to the launch of new magazine and newspaper titles.

Circulation revenue from Naspers’ newspapers increased by Rand 17.9 million, or 6.8%, from Rand 262.3 million in fiscal 2003, to Rand 280.2 million in fiscal 2004. Circulation revenue increased mainly due to the growth in circulation of the daily tabloid newspaper, Daily Sun, as well as, the Son. Daily Sun reached an average circulation figure for the period January 2004 to June 2004 of 301,865 copies per day, up from an average circulation figure of 177,900 per day in the corresponding period in the prior year. Son increased its circulation over the same period to an average of 179,287 per week, from an average of 27,110 in the corresponding period in the prior year. Price increases in newspaper cover prices during fiscal 2004 varied between 6% and 12.5% depending on the title. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun, to continue its growth path in the foreseeable future, albeit at a slower rate of growth. Circulation of the established Afrikaans daily newspapers Die Burger and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable, after a year of marginal decreasing circulation levels. The daily Afrikaans title, Beeld, and the Sunday title, City Press, showed growth in circulation over the past year.

Circulation revenue from Naspers’ magazines increased by Rand 55.9 million, or 16.5%, to Rand 395.2 million in fiscal 2004 from Rand 339.3 million in fiscal 2003. The average price increase of Media24’s magazine titles over fiscal 2004 amounted to approximately 6.5%. The trend of the past couple of years of declining circulation of mass-market general interest family titles (e.g., Huisgenoot and You) was reversed in fiscal 2004 with both titles recording growth in circulation numbers, however, Drum continued its decline. The trend of the past couple of years of increasing circulation of niche special interest magazines (e.g., dit, FHM, Kickoff and Men’s Health) continued in fiscal 2004. Circulation of Media24’s women titles (e.g., Sarie, True Love, Shape and Fair Lady) declined in fiscal 2004, due to overpopulation in this segment of the market. New niche magazine titles heat, Seventeen and Wegbreek were launched towards the end of fiscal 2004, and are expected to contribute positively towards circulation revenue in fiscal 2005.

Advertising revenues. The Naspers group increased advertising revenues by Rand 227.4 million, or 15.3% from Rand 1,484.0 million in fiscal 2003 to Rand 1,711.4 million in fiscal 2004. In fiscal 2004, about 49.9% and 28.1% of the Naspers group’s advertising revenues were earned by its newspapers and magazines, respectively, with the balance coming from Internet and television advertisements. The Naspers group’s newspapers increased advertising revenue by 18.1% in fiscal 2004 to Rand 854.4 million and magazines increased advertising revenue for the same period by 24.8% to Rand 481.0 million. Advertising revenue from newspapers and magazines is expected to remain fairly stable in the near future. Advertising revenues from television increased during fiscal 2004 by 7.2% to Rand 353.1 million. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the Internet reached Rand 18.9 million in fiscal 2004, mainly from advertising revenue earned from Tencent.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 26.4 million, or 4.0%, from Rand 662.9 million for fiscal 2003 to Rand 689.3 million for fiscal 2004. Growth in revenue is mainly due to increases in printing rates and increased volumes of magazine printing. Printing revenue on its own increased to Rand 627.3 million in fiscal 2004 from Rand 601.9 million in fiscal 2003. Media24 increased its distribution revenue from Rand 61 million in fiscal 2003 to Rand 62 million in fiscal 2004. Distribution revenue remained stable with the level of circulation of the group’s magazines and newspapers.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books increased by 14.1% from Rand 624.3 million in fiscal 2003 to Rand 712.2 million in fiscal 2004. This growth in revenue was mainly due to increased sales volumes achieved by Via Afrika’s general publishers Jonathan Ball and NB Publishers.

Tuition fees. Tuition fees from private education programs and courses increased by Rand 21.5 million, or 4.5%, to Rand 494.8 million in fiscal 2004 from Rand 473.3 million in fiscal 2003. The increase was mainly due to an increase in course and program fees as student numbers remained fairly stable.

e-Commerce revenue. e-Commerce revenues increased by Rand 52.4 million or 22.5% from Rand 232.9 million in fiscal 2003 to Rand 285.3 million in fiscal 2004. The Internet businesses saw growth in e-commerce related products such as the B2B Commercezone, hosting, domain name registration and mail services.

Other revenues. Other revenues decreased by Rand 42.8 million, or 7.6%, to Rand 517.3 million in fiscal 2004 from Rand 560.1 million in fiscal 2003. Other revenue mainly consists of revenue earned from selling excess satellite capacity, maintaining decoders, ticket sales and student financing services.

The following is a discussion of revenues by segment as defined and set out in the notes to Naspers’ consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers’ primary reporting format under South African GAAP. Naspers’ method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading "Results of Operations".

Subscriber Platforms—Pay-television. Revenues increased by Rand 73.3 million, or 1.0%, to Rand 7,298.5 million in fiscal 2004 from Rand 7,225.2 million in fiscal 2003. Growth in subscription revenue was driven by the continued migration of subscribers from analog to digital service and the overall growth in the number of subscribers. Growth was, however dampened by the appreciation of the Rand against the U.S. dollar, Euro and Thai Baht. The appreciation of the Rand negatively impacted the reporting in Rand of the subscription revenues of the pay-television businesses. The net increase in subscription revenues was also partially offset by the decrease in hardware revenues to Rand 447.3 million in fiscal 2004 from Rand 490.7 million in fiscal 2003.

Subscriber Platforms—Technology. Total technology revenues decreased by Rand 62.3 million, or 16.5%, to Rand 315.3 million during fiscal 2004 from Rand 377.6 million in fiscal 2003. This decrease was due to the appreciation of the Rand against the U.S. dollar during fiscal 2004.

Subscriber Platforms—Internet. Revenues increased by Rand 133.5 million, or 14.6%, to Rand 1,046.6 million in fiscal 2004 from Rand 913.1 million in fiscal 2003. This increase is mainly a result of growth in instant messaging services in China of Rand 158.6 million and growth of Rand 35.9 million in e-Commerce revenues. Growth was, however, dampened by the closure of the group’s Indonesian businesses during fiscal 2003, which contributed Rand 28.6 million in revenue for that fiscal year, and a reduction in aggregate advertising revenue for the segment of Rand 21.5 million compared to fiscal 2003. The contribution of the Thai Internet businesses was also reduced by Rand 11.1 million, mainly due to the appreciation of the Rand against the Thai Baht.

Print media. Revenues increased from Rand 2,468.6 million in fiscal 2003 to Rand 2,820.4 million in fiscal 2004, which represents a Rand 351.8 million, or 14.3%, increase. The increase in revenue was mainly due to increased advertising revenue, which increased by Rand 225.3 million, or 20.2%, from Rand 1,114.1 million in fiscal 2003 to Rand 1,339.4 million in fiscal 2004. Circulation revenue increased by Rand 79.9 million, or 13.3%, from Rand 601.7 million in fiscal 2003 to Rand 681.6 million in fiscal 2004. The net additional contribution in fiscal 2004 of printing and distribution revenue, e-Commerce revenue and other revenue, mainly being revenue from ad-hoc contract publishing, amounted to Rand 46.6 million.

Book publishing and Private education—Books. Revenues increased by Rand 120.2 million, or 18.1%, from Rand 665.4 million in fiscal 2003 to Rand 785.6 million in fiscal 2004. This growth in revenue was mainly due to increased sales volumes achieved by Via Afrika’s general publishers, Jonathan Ball and NB Publishers, as well as Computicket.

Book publishing and Private education—Education. Revenues decreased from Rand 552.9 million in fiscal 2003 to Rand 535.7 million in fiscal 2004, which represents a Rand 17.2 million, or 3.1%, decrease. This decrease was mainly due to lower revenue from student financing.

Operating expenses

The cost of providing services and goods decreased by Rand 112.9 million, or 1.7%, to Rand 6,593.5 million in fiscal 2004 from Rand 6,706.4 million in fiscal 2003. The decrease relates mainly to the decreasing cost of providing services and sale of goods in the subscriber platforms - pay-television and private education segments. Costs increased in the subscriber platforms - technology, subscriber platforms - Internet, print media and book publishing segments.

The main cost decrease in the subscriber platforms - pay-television segment was programming costs. In the Mediterranean region specifically, programming costs decreased by Rand 87.1 million, or 10.6%, to Rand 737.9 million in fiscal 2004 from Rand 825.0 million in fiscal 2003. This decrease relates mainly to the appreciation of the Rand against the Euro and a reduction in sports and other programming costs.

Programming costs for MultiChoice South Africa increased by 8.5% from Rand 1,627.5 million in fiscal 2003 to Rand 1,765.2 million in fiscal 2004. This increase was mainly due to the increase in digital subscribers in South Africa to 774,887 as at March 31, 2004 from 678,966 as at March 31, 2003. In Sub-Saharan Africa programming costs decreased by Rand 52.4 million, or 9.3%, to Rand 509.8 million in fiscal 2004, compared to Rand 562.2 million in fiscal 2003. The decrease was mainly due to the appreciation of the Rand against the U.S. dollar, as most of its programming is paid for in U.S. dollar. The decrease was, however, dampened by increased programming costs relating to the growth in digital subscribers from 244,944 subscribers at the end of fiscal 2003 to 283,093 at the end of fiscal 2004. Future trends in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the growth in the number of subscribers and the subscription rate payable per subscriber.

Programming costs for the group’s joint venture in Thailand, UBC, decreased during fiscal 2004 to Rand 359.3 million from Rand 437.9 million in fiscal 2003. This decrease was mainly due the depreciation of the Thai Baht against the Rand. Naspers proportionately consolidates the results of UBC, and therefore, accounted for 30.8% of UBC’s programming costs.

The cost of set-top box sales in South Africa decreased by Rand 24.7 million, or 6.5%, to Rand 356.9 million in fiscal 2004 from Rand 381.6 million in fiscal 2003. This decrease was due to the introduction of a lower cost 910-decoder during the latter part of fiscal 2003. In Sub-Saharan Africa the cost of set-top box sales decreased by Rand 50.3 million during fiscal 2004 to Rand 119.7 million. This was mainly due to the appreciation of the Rand against the U.S. dollar and the lower cost of the 910-set-top box. In the Mediterranean region the cost of set-top box sales decreased to Rand 78.7 million in fiscal 2004 from Rand 137.6 million in fiscal 2003. This 42.8% decrease is due to the appreciation of the Rand against the Euro and lower set-top box sales volumes during fiscal 2004.

Book publishing costs increased by 9.7% to Rand 479.6 million due to strong growth in sales volumes during fiscal 2004.

Cost of providing services in the print media segment increased in fiscal 2004 by Rand 188.0 million or 11.6% to Rand 1,810.8 million. This increase is mainly due to the increase in circulation of new newspaper and magazine titles launched during the last couple of years, such as the Daily Sun. Editorial costs also increased due to the increase in the number of titles published by Media24.

Technology costs in the technology segment increased by 20.2%, or Rand 13.3 million, from Rand 65.9 million in fiscal 2003 to Rand 79.2 million in fiscal 2004, predominantly due to an increase in development activity at Entriq.

Costs to provide tuition services decreased by 6.1% to Rand 264.2 million in fiscal 2004 because of better cost control and the lack of growth in student numbers during fiscal 2004.

Selling, general and administrative costs decreased by Rand 241.9 million, or 6.0%, to Rand 3,771.8 million in fiscal 2004 from Rand 4,013.7 million in fiscal 2003. This decrease was primarily due to cost reductions in the subscriber platforms - pay-television segment in South Africa and due to the appreciation in value of the Rand against the U.S. dollar, Euro and Thai Baht, which reduced the costs denominated in those currencies when translated into Rand.

Depreciation and amortization charges increased by Rand 17.4 million, or 1.6%, to Rand 1,119.6 million in fiscal 2004 from Rand 1,102.2 million in fiscal 2003. Depreciation charges decreased by Rand 111.3 million from Rand 746.4 million to Rand 635.1 million mainly as a result of the appreciation in value of the Rand against the U.S. dollar, Euro and Thai Baht, which reduced the depreciation charges denominated in those currencies when translated into Rand. The reduction in depreciation charges was further due to reduced depreciation in the South African pay-television businesses, due to the fact that certain assets were fully depreciated during fiscal 2003.

The amortization charge increased by Rand 128.7 million to Rand 484.5 million for fiscal 2004 from Rand 355.8 million in fiscal 2003. This increase is mainly due to an adjustment to goodwill resulting from an adjustment of a deferred tax asset. Deferred tax assets were created in the South African pay-television and Internet subscriber platform businesses of approximately Rand 232.8 million during fiscal 2004. However, because part of the deferred tax asset related to the acquisition of an additional interest in the pay-television and Internet subscriber platform businesses during the reorganization transaction in December 2002, a net adjustment of Rand 100.5 million had to be made against the goodwill raised on the original acquisition. The amortization charge was further increased due to the fact that amortization was recorded for a full fiscal year on the goodwill and other identifiable intangible assets raised on the acquisition of the minority interests of MIH Holdings and MIH Limited during fiscal 2003, whereas fiscal 2003 only included three months of amortization charges.

The impairment of programming rights of Rand 31.0 million during fiscal 2004 relates to pre-payments to certain Greek football teams to broadcast their matches in the future. Given the uncertain state of Greek football, these pre-payments may not be recoverable and Naspers believes it prudent to provide for an impairment charge.

Operating profit

An operating profit from continuing operations of Rand 1,288.6 million was achieved during fiscal 2004 compared to Rand 226.3 million for fiscal 2003. This turnaround is a result of the combined effect of the foregoing factors.

Subscriber Platforms—Pay-television. Operating profit amounted to Rand 1,062.6 million in fiscal 2004, which represented an increase of Rand 627.5 million, or 144.2%, over operating profit of Rand 435.1 million in fiscal 2003. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases, cost reduction initiatives, and a reduction in the operating losses from the pay-television platform in Greece of Rand 321.0 million, or 70.8%, from Rand 453.6 million in fiscal 2003 (including an impairment charge of programming rights of Rand 155.3 million) to Rand 132.6 million in fiscal 2004 (including an impairment charge of programming rights of only Rand 31.0 million). The group’s share of the operating profit of its joint venture companies, M-Net and SuperSport, increased by Rand 141.1 million during fiscal 2004, mainly due to the prospective adoption of AC133 "Financial Instruments: Recognition and Measurement" from April 1, 2003. The adoption of AC133 caused the group to account for the hedged U.S. dollar programming costs of M-Net and SuperSport at the spot rate on the date of the transaction, whereas such costs were previously accounted for at the rate of the foreign exchange contract. Operating profit includes a charge as a result of management's discovery that cash collected from pay-television subscribers in Nigeria had been misappropriated by one or more low-level employees in Lagos, Nigeria. Although the amounts involved were not material to our results of operations or financial condition, local management instituted enhanced accounting controls and procedures in the Nigerian operations in order to avoid a recurrence.

Subscriber Platforms—Technology. Operating profit decreased by Rand 76.8 million from a profit of Rand 13.7 million during fiscal 2003 to a loss of Rand 63.1 million in fiscal 2004, mainly due to tough trading conditions, an industry-wide slowdown in the conditional access market and additional development expenditure at Entriq. Costs in the technology segment are mostly fixed, and therefore, the trading environment directly impacts operating profit.

Subscriber Platforms—Internet. Operating loss decreased by Rand 347.1 million, or 81.1%, to Rand 80.7 million in fiscal 2004 from Rand 427.8 million in fiscal 2003. This decrease mainly arose as a result of the significant increase in the contribution to operating profit by Tencent during fiscal 2004 of Rand 86.3 million, the non-recurrence of the operating losses incurred within the Indonesian operations during fiscal 2003 of Rand 122.0 million and the general curtailment of costs across all Internet business in the group.

Print Media. Operating profit increased to Rand 373.5 million for fiscal 2004 from Rand 279.2 million in fiscal 2003, which represents a Rand 94.3 million, or 33.8%, increase. This increase in profitability was mainly due to strong growth in advertising revenue generated by the newspaper and magazine divisions and increased profitability in the printing segment. The increase in operating profits was, however, off-set by the start-up costs of launching the new daily newspaper, Daily Sun. Naspers expects to incur further operating losses in the next two fiscal years to establish the Daily Sun, which will slow operating profit growth in the short term, although operating profit for print media in the aggregate should still show an upward trend.

Book publishing and Private education—Books. Operating profits increased by Rand 61.7 million from a loss of Rand 46.9 million in fiscal 2003 to a profit of Rand 14.8 million for fiscal 2004. The significant increase in profitability was mainly due to much improved trading conditions experienced. The large inventory write-downs of Rand 28.9 million and increased provisioning for bad debts of Rand 12.8 million incurred during fiscal 2003, were substantially reduced in fiscal 2004. Kalahari.net also managed to reduce its operating losses by Rand 6.0 million in fiscal 2004.

Book publishing and Private education—Education. Operating losses of Rand 7.3 million for fiscal 2003 were turned into a profit of Rand 11.9 million in fiscal 2004, mainly because of a reduction in operating costs.

Financial results, net

Net financial results include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received, profits and losses on foreign exchange transactions, and from fiscal 2004, fair value adjustments on derivative instruments (mainly foreign exchange contracts). Net financial costs increased by Rand 417.4 million, or 169.2%, to Rand 664.1 million during fiscal 2004 from Rand 246.7 million in fiscal 2003.

This increase is primarily a result of the impact of the adoption of AC133 on the group’s results. In prior financial periods, the group did not mark-to-market its derivative instruments as it was not a requirement of South African GAAP. With the prospective adoption of AC133 from April 1, 2003 for fiscal 2004, most of the group’s foreign exchange contracts used as economic hedges of foreign currency denominated input costs (mainly U.S. dollar programming and satellite lease costs) within the South African pay-television business units, that do not qualify in terms of South African GAAP to be accounted for as cash flow or fair value hedges, had to be adjusted to fair value through the income statement. A net loss from fair value adjustments on derivative financial instruments of Rand 386.5 million was accounted for in fiscal 2004. This amount consisted of a net fair value loss of Rand 673.4 million on foreign exchange contracts, a net fair value profit of Rand 3.8 million on interest rate swap agreements and a net fair value profit of Rand 283.1 million on embedded derivatives in some of the group’s programming contracts. This fair value adjustment will in the future fluctuate with the movement in exchange rates between the Rand, U.S. dollar and Euro.

Included in finance costs is also net profits on foreign exchange transactions relating to the capitalization of finance leases in the subscriber platform—pay-television segment of Rand 88.1 million. Naspers capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset’s useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euros. Due to the appreciation in value of the Rand during fiscal 2004, Naspers’ Rand-denominated entities with U.S. dollar lease liabilities accounted for a significant unrealized gain on its lease liabilities. Net foreign exchange profits decreased by Rand 147.5 million to a profit of Rand 63.3 million during fiscal 2004, compared to Rand 210.8 million in fiscal 2003. This reduction in foreign exchange profits was mainly due to the fact that the Rand’s appreciation against the U.S. dollar was much less during fiscal 2004 than in the corresponding period in fiscal 2003.

Interest paid decreased from Rand 596.9 million in fiscal 2003 to Rand 455.7 million in fiscal 2004. This decrease was mainly due to lower interest rates on borrowings by the South African operations, as short-term interest rates decreased during fiscal 2004. The interest paid on the Welkom debenture scheme was reduced by Rand 30.8 million, as the debentures were redeemed by Naspers on September 9, 2003. Imputed interest charges on the capitalized finance lease liabilities were reduced by Rand 84.7 million, due to the appreciation in value of the Rand against the U.S. dollar and lower levels of finance lease liabilities during fiscal 2004 than in fiscal 2003. The SARS issued during fiscal 2004 an assessment for income tax to the joint venture companies, M-Net and SuperSport, that included certain interest charges. The management of M-Net and SuperSport believes that such interest charges are not justified in this specific circumstance. Management is currently in discussions with SARS with the objective of getting the interest charges waived. The group accrued for its proportionate share of the interest charges of Rand 38.4 million at March 31, 2004.

Interest received decreased by Rand 25.1 million from Rand 142.1 million for fiscal 2003 to Rand 117.0 million in fiscal 2004, mainly due to a reduction in interest rates earned on cash balances during fiscal 2004.

Share of equity accounted results

Naspers’ equity results in associated companies increased by Rand 1.7 million to Rand 3.1 million during fiscal 2004 from Rand 1.4 million in fiscal 2003. The increase relates mainly to an increase in profitability of SuperSport’s interest in some professional rugby teams in South Africa.

Exceptional items

Exceptional items for the Naspers group in fiscal 2004 amounted to an aggregate net profit of Rand 47.9 million. Exceptional items resulted mainly from (i) a net profit of Rand 12.3 million relating to the sale of land and buildings, mostly from properties sold by Media24 during the fiscal year, (ii) profits on the disposal of certain small investments of Rand 2.2 million, (iii) dilution profits of Rand 11.8 million on the dilution of the group’s interest in certain joint venture and other companies, (iv) a profit of Rand 16.8 million that was realized by the group on the redemption of the Naspers debentures issued to the Welkom scheme on September 9, 2003, (v) the reversal of an Rand 44.5 million impairment charge realized in fiscal 2003 on SuperSport’s investment in MIH Limited, (vi) losses on the disposal of small investments of Rand 8.7 million, (vii) impairments of assets of Rand 27.1 million relating to a leasehold property in the private education business and (viii) a dilution loss of Rand 3.9 million on the dilution of the group’s interest in certain joint venture and other companies.

Taxation

Income tax increased to Rand 175.9 million during fiscal 2004 from Rand 161.7 million in fiscal 2003. The increase relates mainly to additional normal tax payable by the group, which increased by Rand 192.1 million in fiscal 2004 to Rand 487.7 million compared to Rand 295.6 million for fiscal 2003. The increase in normal taxation was partly offset by a net credit of Rand 322.3 million in the deferred taxation charge for fiscal 2004, compared to a net credit of Rand 141.5 million in fiscal 2003. The net deferred taxation credit in fiscal 2004 relates mainly to deferred taxation assets that were created in the South African pay-television and Internet subscriber platform businesses of approximately Rand 232.8 million. Naspers does not expect another such deferred tax credit in the near future, and therefore, expects the net taxation charge will be significantly higher in fiscal 2005.

Minority interest

Minority interest was an expense of Rand 128.5 million in fiscal 2004 compared to an expense of Rand 157.6 million in fiscal 2003. The decrease in the minority interest charge relates mainly to the fact that an additional interest was acquired by Media24 in Paarl Media Holdings, which reduced the minority portion of profits in fiscal 2004. During fiscal 2003, Naspers consolidated its interest in Tencent and accounted for the minorities’ interest in the company, whereas during fiscal 2004 Tencent was only consolidated until August 2004.

Loss from discontinuing operations

Naspers did not incur any profits or losses from discontinuing operations during fiscal 2004. The loss from discontinuing operations of Rand 140.8 million in fiscal 2003, relates to the operating losses of the OpenTV business. OpenTV is included as a discontinued operation following the group selling its 38.4% effective economic interest in OpenTV during fiscal 2003.

Profit arising on discontinuance of operations

Naspers had no profits or losses that arose on the discontinuance of operations during the year ended March 31, 2004. The profit arising on discontinuance of operations of Rand 750.9 million for fiscal 2003 relates to the profit on the sale of OpenTV. Included in these profits is an amount of Rand 673.0 million relating to the realization of non-cash foreign currency translation profits on the sale of OpenTV which were previously included as a component of shareholders’ equity.

Net profit

As a result of the foregoing factors, Naspers recorded a net profit of Rand 371.4 million during fiscal 2004, compared with a profit of Rand 333.2 million for fiscal 2003.

Results of Operations: 2003 Compared to 2002

Revenues

Total revenues increased by Rand 1,504.0 million, or 14.1%, to Rand 12,203.9 million during the year ended March 31, 2003 from Rand 10,699.9 million in the corresponding period in fiscal 2002. The increase in revenues arose mainly as a result of an increase in subscription prices, the continued migration of subscribers from the analog system to the higher margin digital system and the growth in instant messaging services in China.

The table below sets out revenues by revenue type:

	Year ended March 31,
	2002	2003
	(Rand in millions)

Subscription	5,491.5	6,674.2
Hardware sales	539.2	490.7
Technology	456.3	399.8
Circulation	523.8	601.7
Advertising	1,298.7	1,484.0
Printing and distribution	565.7	662.9
Book publishing and sales	613.5	624.3
Tuition fees	454.4	473.3
e-Commerce revenue	249.8	232.9
Other revenue	507.0	560.1
Total revenues, net	10,699.9	12,203.9

Subscription revenues. Subscription revenues increased by Rand 1,182.7 million, or 21.5%, to Rand 6,674.2 million for the year ended March 31, 2003 from Rand 5,491.5 million for the year ended March 31, 2002. As stated above, the increase in revenues was mainly a result of an increase in subscription prices, the continued migration of pay-television subscribers from the analog system to the higher margin digital system and the growth in instant messaging services in China.

Naspers’ digital subscribers in South Africa increased by 88,257, or 14.9%, from 590,709 subscribers at the end of March 31, 2002 to 678,966 subscribers at March 31, 2003. The analog subscribers in South Africa decreased by 100,625 subscribers, or 21.6%, to 365,825 at the end of fiscal 2003 from 466,450 subscribers at the end of March 31, 2002. The reduction in the number of analog subscribers in fiscal 2003 resulted primarily from Naspers’ strategy of trying to convert customers receiving analog service to digital service. Naspers expects this trend to continue. Where a subscriber converts to digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that 45% of the connections to digital service in South Africa in fiscal 2003 resulted from subscribers migrating from analog service to digital service. The decrease in this percentage from 55% in fiscal 2002 is due to more first-time customers initially purchasing digital service rather than first purchasing analog service and then converting to digital service. The fact that customers will now initially subscribe for digital service reflects the growth of the DStv brand in the pay-television market.

This migration from analog to the digital service was the main factor that allowed the South African region to grow its subscription revenues by Rand 450.9 million, or 16.6%, during the year ended March 31, 2003 to Rand 3,165.9 million from Rand 2,715.0 million in fiscal 2002. The pay-television subscriber market in South Africa is now relatively mature and growth in revenue is mostly derived from the migration of subscribers from analog to digital service. Prices of pay-television subscriptions were increased during the year ended March 31, 2003 to counter the increase in the cost of providing services. This increase in subscription prices increased revenues by approximately Rand 338.0 million, or 12.4%. The increase in revenue derived from the migration of subscribers from analog systems to higher margin digital systems without taking account of any incremental price increase is approximately Rand 37.5 million, or 1.4%. Although there was a slight decrease in the total number of pay-television subscribers in South Africa, new digital subscribers came in at a higher price than analog subscribers lost which led to a net contribution of Rand 75.4 million or 2.8% to the increased level of subscription revenue.

Digital subscribers in Sub-Saharan Africa increased by 42,733, or 21.1%, from 202,261 subscribers at the end of March 31, 2002 to 244,944 subscribers at March 31, 2003. The analog base in Sub-Saharan Africa decreased by 6,009 subscribers during fiscal 2003 to 15,409 subscribers at March 31, 2003. Subscription revenue increased by Rand 284.9 million, or 29.0%, from Rand 982.8 million for the year ended March 31, 2002 to Rand 1,267.7 million for the year ended March 31, 2003. This increase was mainly due to the growth in digital subscribers.

The total number of pay-television subscribers at the group’s joint venture company in Thailand, UBC, reached 437,589 subscribers at March 31, 2003 compared to 413,028 households at March 31, 2002. Naspers has a 31.0% interest in UBC, and account for its interest by proportionate consolidation, therefore approximately 31.0% of UBC’s subscription revenue is included in Naspers’ consolidated subscription revenue. The analog cable subscriber base declined by 4,060, or 2.7%, during the year ended March 31, 2003 to 145,687 from 149,747 subscribers at the end of fiscal 2002, mainly due to the migration to the digital services. The analog cable base was also negatively impacted by the increase in the number of pirated provincial cable systems in Thailand, which leads to increased churn and competition. The digital satellite service, maintained its leading position in the region by increasing its subscriber base from 263,281 subscribers at March 31, 2002 to 291,902 at March 31, 2003. UBC’s contribution to Naspers’ subscription revenue increased by Rand 59.2 million, or 17.7%, from Rand 334.2 million for the year ended March 31, 2002 to Rand 393.4 million for the year ended March 31, 2003. This increase was mainly caused by the growth in subscriber numbers during fiscal 2003.

In South Africa the number of Internet subscribers decreased marginally during fiscal 2003 from about 248,900 to approximately 247,800 at March 31, 2003. In March 2001, ABSA Bank, a large South African financial institution, launched a free ISP service that they converted to a discounted paying-service. The entry of ABSA into the market created a more price competitive market and halted M-Web Holdings’s subscriber base growth in what is now a relatively mature market. Subscription revenues in South Africa increased by Rand 46.0 million, or 16.1%, to Rand 331.9 million from Rand 285.9 million for the year ended March 31, 2002. This increase was mainly attributable to an increase in monthly subscription rates towards the end of fiscal 2002 that was in effect for full fiscal 2003.

The subscription revenue earned by the group from its instant messaging business, Tencent, increased from Rand 62.0 million in fiscal 2002 to Rand 277.5 million during the year ended March 31, 2003. This increase in revenue was driven by the strong growth in the number of subscriptions to the various instant messaging services provided by Tencent.

Hardware sales. Hardware sales decreased by Rand 48.5 million, or 9.0%, to Rand 490.7 million during the year ended March 31, 2003 from Rand 539.2 million in the corresponding period in 2002. During fiscal 2003, the retail price of set-top boxes decreased consistent with a reduction in the manufacturing cost of set-top boxes. The Naspers group passed on the savings in the price it pays for set-top boxes to its customers. Hardware sales are primarily generated in Africa and the Mediterranean region. Hardware sales in Africa decreased by Rand 51.2 million, or 12.4%, to Rand 363.2 million for the year ended March 31, 2003 from Rand 414.4 million in the corresponding period in 2002 mainly due to the introduction of the more compact lower cost 910-series decoder. Hardware sales in the Mediterranean region increased slightly by Rand 7.0 million, or 6.7%, to Rand 112.1 million during the year ended March 31, 2003 from Rand 105.1 million in the same period in 2002. The increase in this region is a result of the fluctuations in the Euro to Rand exchange rate during the year, offset by certain changes in the mix of product sales. Naspers’ share of the hardware sales from UBC in Thailand decreased by Rand 1.6 million from Rand 16.5 million for the year ended March 31, 2002 to Rand 14.9 million in the corresponding period in fiscal 2003. The SARS is investigating the base costs used by MultiChoice South Africa in determining its ad valorem taxes payable to the Service for set-top boxes. The outcome of this investigation is currently uncertain.

Technology revenues. Technology revenues decreased by Rand 56.5 million, or 12.4%, to Rand 399.8 million during the year ended March 31, 2003 from Rand 456.3 million in the same period in fiscal 2002. This decrease was mainly due to tough trading conditions and an industry-wide slowdown in the conditional access market. Irdeto Access earns its revenue in U.S. dollars and its revenues decreased by 8.5% from U.S. $42.5 million in fiscal 2002 to U.S. $38.9 million in 2003. The decline in U.S. dollar denominated revenue was due to reduced spending on technology related products worldwide as a result of the general slowdown of the economy. The decrease was amplified by the appreciation of the Rand against the U.S. dollar and hence in Rand, the percentage drop was greater than in U.S. dollars. The drop in revenues was predominantly in digital royalties and smart cards. This was partly offset by marginal increases in equipment sales as well as license and support fees. Naspers expects market conditions to remain difficult in the near future with continued pressure on technology revenues.

Circulation revenues. Circulation revenues from newspapers and magazine sales increased by Rand 77.9 million, or 14.9%, from Rand 523.8 million in fiscal 2002 to Rand 601.7 million for the year ended March 31, 2003. The increase in revenue was mainly due to increases in the cover prices of magazines and newspapers and due to the launch of some new titles.

The circulation revenue from Naspers’ newspapers increased by Rand 53.2 million, or 25.4%, from Rand 209.1 million in the year ended March 31, 2002, to Rand 262.3 million for the financial year ended March 31, 2003. The circulation levels increased mainly due to the launch of a new daily tabloid newspaper, Daily Sun, during fiscal 2003, as well as increased circulation from the Sunday Sun and Media24’s various community newspapers. Daily Sun reached an average circulation figure for the period January 2003 to June 2003 of 177,900 copies per day, whereas Sunday Sun increased its circulation over the same period to an average of 160,710 per week. The price increases in cover prices during fiscal 2003 varied between 5.3% and 9.5% depending on the title. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun to continue on its growth path in the foreseeable future. The circulation of the established Afrikaans daily newspapers Die Burger, Beeld and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable, after a year of marginal decreasing circulation levels. Circulation revenue was negatively impacted in fiscal 2003 by the decrease in circulation of the Sunday title City Press. The average circulation per week declined to 173,633 for the period January 2003 to June 2003 from 201,592 for the corresponding period in the prior year.

The circulation revenue from Naspers’ magazines increased by Rand 24.6 million, or 7.8%, to Rand 339.3 million for the year ended March 31, 2003 from Rand 314.7 million for the year ended March 31, 2002. The average price increase of Media24’s magazine titles over fiscal 2003 amounted to approximately 6.9%. The trend of the past couple of years continued in the year ended March 31, 2003, with the circulation of mass-market general interest family titles (Huisgenoot, You and Drum) declining, but circulation of niche special interest magazines (dit, FHM and Men’s Health) increasing. The circulation of Media24’s women titles (Sarie and Fair Lady) increased during fiscal 2003 and was well supported by tvplus and dit.

Advertising revenues. The Naspers group managed to increase advertising revenues by 14.3% from Rand 1,298.7 million in the year ended March 31, 2002 to Rand 1,484.0 million in fiscal 2003. In fiscal 2003, about 48.7% and 26.0% of the Naspers group’s advertising revenues were earned by its newspapers and magazines, respectively, with the balance coming from internet and television advertisements. The Naspers group’s newspapers increased advertising revenue by 11.2% in the year ended March 31, 2003 to Rand 723.3 million and magazines increased advertising revenue for the same period by 18.2% to Rand 385.5 million. Advertising revenue from newspapers and magazines is expected to remain stable in the near future. Advertising revenues from television increased during fiscal 2003 by 13.4% to Rand 329.5 million. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the internet reached Rand 40.4 million in the year ended March 31, 2003, mainly from increased advertising revenue earned from Tencent.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 97.2 million, or 17.2%, from Rand 565.7 million for fiscal 2002 to Rand 662.9 million for the year ended March 31, 2003. The reason for the growth in revenue is mainly due to increases in printing rates and increased volumes of magazine printing. Printing revenue on its own increased to Rand 601.9 million for the year ended March 31, 2003 from Rand 494.7 million. Distribution revenue remained stable with the level of circulation of the group’s magazines and newspapers.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books increased by only 1.8% from Rand 613.5 million for fiscal 2002 to Rand 624.3 million for the year ended March 31, 2003. This depressed revenue growth was due to difficult trading conditions experienced in the book retail market, especially with the liquidation of CNA, a large national stationary, music and book retailer in South Africa. Via Afrika’s religious book publisher and retail business, Lux Verbi, also experienced revenue pressure during fiscal 2003. Via Afrika’s Jonathan Ball Publishers showed good revenue growth.

Tuition fees. Tuition fees from private education programs and courses increased by Rand 18.9 million, or 4.2%, to Rand 473.3 million for the year ended March 31, 2003 from Rand 454.4 million in fiscal 2002. This increase was mainly due to an increase in the number of students and higher course fees. The tuition fees earned by the Naspers group should show steady growth due to the increase in student numbers and higher course fees.

e-Commerce revenue. e-Commerce revenues decreased by Rand 16.9 million or 6.8% from Rand 249.8 million for the year ended March 31, 2002 to Rand 232.9 million for the year ended March 31, 2003. This decrease is mainly due to the closure of the group’s Indonesian internet operations during fiscal 2003.

Other revenues. Other revenues increased by Rand 53.1 million, or 10.5%, to Rand 560.1 million for the year ended March 31, 2003 from Rand 507.0 million in the same period in 2002. Other revenue mainly consists of revenue earned from selling off excess satellite capacity, maintaining decoders, ticket sales and student financing services. Ticket sales increased by Rand 20.1 million following Naspers’ purchase of an on-line and telephone sales company in 2003. Revenue from sales of satellite capacity increased by Rand 10.5 million due to a higher U.S. dollar value. Decoder maintenance revenue increased by Rand 1.9 million on increased tariffs. Student financing revenue increased by Rand 23.4 million due to increased student numbers.

The following is a discussion of revenues by segment as defined and set out in the notes to Naspers’ consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers’ primary reporting format under South African GAAP. Naspers’ method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading "Results of Operations".

Subscriber Platforms—Pay-Television. Revenues increased by Rand 890.7 million, or 14.1%, to Rand 7,225.2 million during the year ended March 31, 2003 from Rand 6,334.5 million in the corresponding period in 2002. During fiscal 2003, the growth in subscription revenue was driven by price increases and the continued migration from analog to digital service. The increase in subscription revenues was partially offset by the decrease in hardware revenues to Rand 490.1 million during fiscal 2003 from Rand 536.0 million during fiscal 2002.

Subscriber Platforms—Technology. Total technology revenues decreased by Rand 98.8 million, or 20.7%, to Rand 377.6 million during fiscal 2003 from Rand 476.4 million in the corresponding period in 2002. This decrease was due to tough trading conditions as a result of a general slowdown in the conditional access and technology markets. The effect was amplified by the appreciation of the Rand during the year, as most of the technology revenue is generated in U.S. dollars.

Subscriber Platforms—Internet. Revenues increased by Rand 322.1 million, or 54.5%, to Rand 913.1 million for the year ended March 31, 2003 from Rand 591.0 million in the corresponding period in 2002. This increase is a result of growth in instant messaging services in China of Rand 215.5 million, an increase in ISP subscription revenue due to a full year of higher prices introduced at the end of fiscal 2002 and growth in e-Commerce revenues.

Print media. Revenues increased from Rand 2,159.3 million for the year ended March 31, 2002 to Rand 2,468.6 million in fiscal 2003, which represents a Rand 309.3 million, or 14.3%, increase. The driver for the increase in revenue was mainly advertising revenue, which increased by Rand 135.1 million, or 13.8%, from Rand 979.0 million for fiscal 2002 to Rand 1,114.1 million for the year ended March 31, 2003. Printing and distribution revenues increased by Rand 87.6 million, or 15.5%, from Rand 564.6 million in fiscal 2002 to Rand 652.2 million in fiscal 2003. The combined additional contribution of circulation revenue, other revenues being revenue from ad-hoc contract publishing, and inter-group revenue eliminations in fiscal 2003 amounted to Rand 86.6 million.

Book publishing and Private education—Books. Revenues increased by Rand 38.1 million, or 6.1%, from Rand 627.3 million for fiscal 2002 to Rand 665.4 million for the year March 31, 2003. In fiscal 2002, Lux Verbi sold Liedboek, a Christian songbook that has been printed and distributed approximately every 20 years, which contributed revenue of Rand 17.5 million in 2002 and Rand 2.5 million in 2003. All other book publishing businesses increased their revenues in line with inflation. With the new hymn book launched in fiscal 2002 not contributing to 2003 sales and inflationary increases in sales of other units, revenue for book publishing increased only marginally. Kalahari.net increased its revenue by Rand 13.9 million, or 80.8%, to Rand 31.1 million for the financial year ended March 31, 2003.

Book publishing and Private education—Education. Revenues increased from Rand 510.6 million for fiscal 2002 to Rand 552.9 million for the year ended March 31, 2003, which represents a Rand 42.3 million, or 8.3%, increase. This increase was mainly due to an increase in the number of students and higher course fees.

Operating expenses

The cost of providing services and goods increased by Rand 650.6 million, or 10.7%, to Rand 6,706.4 million during the year ended March 31, 2003 from Rand 6,055.8 million in the corresponding period in 2002. The increase relates mainly to increases in the subscriber platforms - pay-television, print media, book publishing and education segments. The only significant decrease in costs occurred in the subscriber platforms - technology segment.

The main cost increase in the subscriber platforms - pay-television segment was for programming costs. The Rand 156.9 million cost increase in the Mediterranean region relates to the entry and exit of a competing platform by Alpha Digital which increased sports and programming costs, and the growth in the digital subscriber base from 100,313 to 139,748 as of March 31, 2003, combined with the fluctuation and average devaluation of the Rand against the Euro. The future cost of film rights and football programming content remains uncertain in Greece.

Programming costs for the African region increased by 12.1% from Rand 1,953.1 million in fiscal 2002 to Rand 2,189.7 million in fiscal 2003. Approximately 77.6% of these costs relate to contracts with M-Net and SuperSport (South African based companies) for the supply of program and film rights and these costs increased from Rand 1,484.1 million to Rand 1,699.4 million due to an increase in the number of digital subscribers. The future trend in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the number of subscribers and the subscription rate payable per subscriber.

The cost of set-top box sales increased by Rand 121.5 million, or 27.6%, to Rand 561 million in fiscal 2003 from Rand 439.5 million in fiscal 2002. This increase was due to increased sales of digital decoders in South Africa and Greece. The cost of decoders increased despite a drop in revenues as a number of specials were offered in South Africa and Africa at the time of the Soccer World Cup, as part of a marketing campaign to generate growth of the higher margin digital base. During these marketing campaigns, higher priced decoders bought immediately prior to the introduction of the 910-series decoder were sold at the same price as the new lower cost 910-series decoder and the price differential was borne by Naspers.

The business in the African region has reached maturity and the number of new subscriber connections is expected to continue to decline in the future. The future foreign currency exchange rate between the Rand and the U.S. dollar continues to be uncertain.

Book publishing costs increased by 16.9% to Rand 437.2 million due to writing off old inventory items as part of improved inventory management in the book publishing segment.

Cost of providing services in the print media segment increased by Rand 205.8 million or 14.5% to Rand 1,622.8 million. This increase is mainly due to the increase in costs of paper and ink. Significant paper and ink purchases are denominated in Euros. Euro-based costs increased with the appreciation of the Euro against the Rand in 2003. Also, costs were impacted by the start-up of a new newspaper, the Daily Sun.

Technology costs in the technology segment decreased by 60.9%, or Rand 102.6 million, from Rand 168.5 million in fiscal 2002 to Rand 65.9 million in fiscal 2003, predominantly due to a drop in the sale of smart cards and the currency movement.

Costs to provide tuition services increased by a marginal 5.2% to Rand 281.5 million. This marginal increase was achieved by managing fixed costs very closely in the education segment.

Selling, general and administrative costs increased by Rand 265.1 million, or 7.1%, to Rand 4,013.7 million during fiscal 2003 from Rand 3,748.6 million in the corresponding period in fiscal 2002. This increase was primarily due to normal inflationary price increases.

Depreciation and amortization charges increased by Rand 2.6 million, or 0.2%, to Rand 1,102.2 million during the year ended March 31, 2003 from Rand 1,099.6 million during the corresponding period in 2002. Depreciation charges increased by Rand 33.0 million from Rand 713.4 million to Rand 746.4 million mainly as a result of increased depreciation relating to capitalized satellite and transponder lease assets. Certain satellite and transponder lease assets were only capitalized in the latter part of 2002 resulting in a depreciation charge for only part of the year, whereas in 2003 the depreciation charge was for the full year.

The amortization charge decreased by Rand 30.4 million to Rand 355.8 million for the year ended March 31, 2003 from Rand 386.2 million in the corresponding period in 2002. This decrease is mainly due to certain intangible assets being fully amortized during fiscal 2002. The decrease was, however, reduced by additional amortization charges on additional intangible assets raised as part of Naspers’ acquisition of the minority interests of MIH Holdings and MIH Limited during fiscal 2003.

The impairment of programming rights of Rand 155.3 million during 2003 relates to pre-payments to certain Greek football teams to broadcast their matches in the future. Given the uncertain state of Greek football, this may not be recoverable and Naspers believes it prudent to provide for an impairment charge.

Operating profit

An operating profit from continuing operations of Rand 226.3 million was achieved during the year ended March 31, 2003 compared to an operating loss of Rand 204.1 million for the corresponding period in 2002. This turnaround is as a result of the combined effect of the foregoing factors.

Subscriber Platforms—Pay-Television. Operating profit amounted to Rand 435.1 million in fiscal 2003, which represented an increase of Rand 199.1 million, or 84.4%, over operating profit of Rand 236.0 million in fiscal 2002. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases and cost reduction initiatives, but is partially offset by higher losses from the pay-television platform in Greece as a result of the turmoil created by Alpha Digital’s entry and exit from the market.

Subscriber Platforms—Technology. Operating profit decreased by Rand 38.9 million, or 74.0%, from Rand 52.6 million during fiscal 2002 to Rand 13.7 million in fiscal 2003 mainly due to tough trading conditions and an industry-wide slowdown in the conditional access market. Costs in the technology segment are mostly fixed, and therefore the trading environment directly impacts on operating profit.

Subscriber Platforms—Internet. Operating loss decreased by Rand 276.9 million, or 39.3%, to Rand 427.8 million during the year ended March 31, 2003 from Rand 704.7 million in the corresponding period in 2002. This decrease mainly arose as a result of the significant curtailing of Naspers’ Internet operations outside of South Africa together with cost reduction programs in the South African operations. The reduction of costs together with the increase in revenues, particularly in the instant messaging market in China, contributed to the improvement in operating losses. Naspers expects the profitability of its Internet businesses to continue to show improvement in the near future, as revenues continue to grow.

Print Media. Operating profit increased to Rand 279.2 million for the year ended March 31, 2003 from Rand 241.9 million in fiscal 2002, which represents a Rand 37.3 million, or 15.4%, increase. This increase in profitability was mainly due to the increase in advertising revenue generated by the newspaper and magazine division, increased profitability in the printing segment and a reduction in losses in the Media24 Digital businesses. The increase in operating profits was, however, off-set by the start-up costs of launching the new daily newspaper, Daily Sun. Naspers expects to incur further operating losses in the next two fiscal years to establish the Daily Sun, which will slow operating profit growth in the short term, although operating profit for print media in the aggregate should still show an upward trend.

Book Publishing and Private education—Books . Operating losses increased by Rand 37.6 million from Rand 9.3 million in fiscal 2002 to Rand 46.9 million for the year ended March 31, 2003. The significant decrease in profitability was mainly due to difficult trading conditions experienced, large inventory write-downs of Rand 28.9 million and increased provisioning for bad debts of Rand 12.8 million. The increased inventory write-downs were caused by the difficult trading conditions experienced by some of Via Afrika’s publishing businesses, whereas the increased provision for bad debts were mainly caused by the liquidation of the retailer CNA, a large customer of several of Via Afrika’s businesses. Via Afrika does not expect any significant inventory or bad debt write-downs in the foreseeable future.

Book Publishing and Private Education—Education. Operating losses of Rand 10.5 million for the year ended March 31, 2002 were reduced to a loss of Rand 7.3 million in fiscal 2003. This result was mainly caused by an increase in revenue, driven by an increase in student numbers and increased course fees.

Financial results, net

The net financial results include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received and profits and profits and losses on foreign exchange transactions. The net financial costs decreased by Rand 184.2 million, or 42.7%, to Rand 246.7 million during the year ended March 31, 2003 from Rand 430.9 million in the corresponding period of 2002. This decrease is primarily a result of the impact of increased net profits on foreign exchange transactions relating to the capitalization of finance leases in the subscriber platform—pay-television segment. Naspers capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset’s useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euros. Due to the significant improvement in the strength of the Rand during fiscal 2003, Naspers’ Rand-denominated entities with U.S. dollar lease liabilities accounted for a significant unrealized gain on its lease liabilities. Net foreign exchange profits increased by Rand 179.1 million to a profit of Rand 210.8 million during fiscal 2003, compared to Rand 31.7 million in fiscal 2002. Interest paid increased from Rand 575.2 million in the year ended March 31, 2002 to Rand 596.9 million in fiscal 2003. This increase was mainly due to higher interest rates on borrowings by the South African operations, as short-term interest rates increased during the year ended March 31, 2003. Interest received increased by Rand 26.8 million from Rand 115.3 million for the year ended March 31, 2002 to Rand 142.1 million in fiscal 2003, due to the increase of cash balances in the Naspers group during the year ended March 31, 2003.

Share of equity accounted results

Naspers’ equity results in joint ventures and associated companies decreased by Rand 15.7 million to Rand 1.4 million during the year ended March 31, 2003 from Rand 17.1 million in the corresponding period of 2002. The share of equity accounted results included a contribution of Rand 17.5 million during the year ended March 31, 2002 from Integrated Card

Technologies, an associated company of Media24. Media24 disposed of its investment in this company at the end of fiscal 2002, and therefore it did not contribute to the equity results for the year ended March 31, 2003.

Exceptional items

The exceptional items for the Naspers group for the year ended March 31, 2003, amounted to an aggregate net profit of Rand 61.3 million. Exceptional items for the Naspers group resulted mainly from (i) a net profit of Rand 120.9 million, relating to the sale of a portion of the group’s interest in Liberty Media Corporation shares received as consideration in connection with the disposal of Naspers’ interest in OpenTV, (ii) profits on the disposal of investments and property of Rand 11.1 million, relating mainly to profits on the disposal of an interest in a small South African property website and some land and buildings, (iii) the reversal of Rand 6.5 million of provisions for certain warranty claims, (iv) losses on the disposal of small investments of Rand 5.1 million, (v) impairments of assets of Rand 3.3 million relating mainly to assets in loss-making book publishing business units and (vi) a loss of Rand 67.4 million on the impairment of its investment in MIH Limited by Naspers’ associated company SuperSport.

Taxation

Income tax increased to Rand 161.7 million during the year ended March 31, 2003 from Rand 141.4 million in the corresponding period of 2002. The increase relates mainly to additional normal tax payable by the group, which increased by Rand 208.3 million in fiscal 2003 to Rand 295.6 million compared to Rand 87.3 million for fiscal 2002. This increase was mainly due to the increase in profitability of the African pay-television operations and a provision of Rand 46.5 million relating to prior year tax assessments for the group’s pay-television operations in Greece. The increase in normal taxation was partly offset by a net credit of Rand 141.5 million in the deferred taxation charge for the financial year ended March 31, 2003, compared to a charge of Rand 41.2 million in the corresponding period in 2002. The deferred taxation credit related mainly to deferred taxation assets that were created relating to the South African pay-television businesses.

Minority interest

Minority interest was an expense of Rand 157.6 million in the financial year ended March 31, 2003 compared to income of Rand 361.0 million during the year ended March 31, 2002. The change in minority interest relates mainly to the increased profitability of the subscriber platforms businesses prior to the reorganization completed in December 2002, in which, among other things, Naspers acquired the remaining minority interest in MIH Limited.

Loss from discontinuing operations

The loss from discontinuing operations of Rand 140.8 million relates to the operating losses for the year ended March 31, 2003 of the OpenTV business, compared to an aggregate of Rand 605.3 million in fiscal 2002 consisting of losses relating to OpenTV of Rand 446.7 million, Mindport of Rand 155.7 million and Lyceum College of Rand 2.9 million. OpenTV is included as a discontinued operation following MIH Limited selling its 38.4% effective economic interest in OpenTV to Liberty Media Corporation during fiscal 2003.

Profit arising on discontinuance of operations

The profit arising on discontinuance of operations of Rand 750.9 million for fiscal 2003 relates to the profit on the sale of OpenTV. Included in these profits is an amount of Rand 673.0 million relating to the realization of non-cash foreign currency translation profits on the sale of OpenTV which were previously included as a component of shareholders’ equity.

Net profit

As a result of the foregoing factors, Naspers recorded a net profit of Rand 333.2 million during the year ended March 31, 2003, compared with a loss of Rand 1,947.1 million for the fiscal 2002.

Inflation

Inflation in South Africa has decreased significantly during the last ten years. The inflation rate (CPIX) as of March 31, 2004 was 4.4% and as of July 31, 2004 was 4.2%. The stated intention of the South African Reserve Bank is to keep South Africa’s inflation rate to between 3% and 6%. However, South Africa’s inflation rate is still above the levels of inflation that exist in many other countries. Naspers’ operations have not in recent years been materially adversely affected by inflation.

5.B.	Liquidity and Capital Resources

Naspers’ business and growth strategy has in the past required substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the subscriber platforms and technology segments. The requirement for externally generated funding has reduced substantially over fiscal 2004 as the profitability and cash generation of the group’s subscriber platform businesses increased significantly.

Naspers relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. The ability of Naspers to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, the cash flow generated by the Naspers group’s South African pay-television and other businesses cannot currently be utilized outside South Africa without exchange control approval. While such restrictions have been liberalized in recent years, the ability of a South African company to raise and deploy capital outside South Africa remains subject to significant restrictions.

The operations of Naspers were funded in various ways over the past three fiscal years. The subscriber platform and technology businesses were primarily funded by proceeds raised from a follow-on public equity offering by MIH Limited in April 2000, and some debt financing. Media24 used its balance sheet and its capacity to generate cash to incur debt to finance its property, plant and equipment refurbishment and certain acquisitions. Via Afrika and Educor used their respective balance sheets to fund operations via debt. Naspers has also provided funding to Educor and Via Afrika, to assist those businesses through the seasonal nature of their operations and the resulting inconsistent cash flows.

Naspers and its subsidiaries did not undertake any major capital raisings in the past three fiscal years.

On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately Rand 489.7 million (U.S. $46.2 million) in cash, before transaction costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited’s interest in OpenTV was held through OTV Holdings Limited, a wholly owned indirect subsidiary of MIH Limited. Disposal costs amounted to approximately Rand 159 million (U.S. $15.0 million). In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (U.S. $17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid Rand 47.7 million (U.S. $4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction. During the year ended March 31, 2003 Naspers disposed of approximately 13.4 million Liberty Media Corporation shares for gross proceeds of approximately Rand 1,098.9 million (U.S. $ 130.6 million). As at March 31, 2004, the remaining Liberty Media Corporation shares have not yet been disposed of by the group. It is the intention of the group to dispose of these shares at such time as it requires additional capital resources.

As of March 31, 2004, Naspers had total debt (including finance leases and program and film broadcasting rights) of approximately Rand 3.87 billion, or U.S. $613.9 million. Naspers’ ratio of debt to equity at that date was 1.22.

Naspers’ general approach has been to acquire developing businesses and inject cash into those businesses sufficient to meet the cash needs of the business until it can, within a predictable period of time, become self-funding. This general approach was especially evident during fiscal 2002 in the technology and subscriber platforms—Internet businesses. The focus during the 2003 and 2004 fiscal years was more on increasing profitability and cash generation and with less of an emphasis on developing new business initiatives. The focus on increased profitability and cash flow generation will continue in the foreseeable future, although Naspers will continue to actively evaluate potential growth opportunities within its areas of expertise. Naspers may grow its business in the future through the acquisition of developing companies and making equity investments in developing companies. Naspers anticipates that it may fund future acquisitions and investments through issuances of debt or equity and available cash resources.

The Naspers group’s print media segment is currently self-funding and is not expected to require any additional capital or funding based on their existing business plans. The group’s book publishing and private education segment is expected to only require modest levels of working capital funding from Naspers due to the seasonality of those businesses. The subscriber platforms—pay-television businesses in South Africa, Sub-Saharan Africa and Thailand are currently self funding. The subscriber platforms—pay-television businesses in the Mediterranean required additional funding during fiscal 2004. The emergence and subsequent liquidation of Alpha Digital, a competitor in Greece, adversely affected the group’s subscriber numbers in this region and significantly increased the cost of programming. Naspers anticipates that the subscriber platform business in the Mediterranean will continue to utilize some cash in fiscal 2005 and probably in fiscal 2006. The subscriber platforms—technology businesses are expected to require additional funding during fiscal 2005, due to increased development activities within Irdeto Access and Entriq, as well as due to the difficult trading conditions within the conditional access markets world-wide. The subscriber platforms—Internet businesses in Thailand, Africa and China (excluding Tencent) continued to require funding in fiscal 2004 and are expected to require further funding during fiscal 2005. Tencent completed an IPO during June 2004 and will therefore not require any additional funding in the foreseeable future.

The Naspers group’s net cash from operating activities increased by Rand 364.7 million from Rand 1,271.9 million for the year ended March 31, 2003 to Rand 1,636.6 million for fiscal 2004. The improvement relates mostly to the increased cash generated by the subscriber platforms—pay-television businesses in Sub-Saharan Africa and the print media businesses in South Africa. In fiscal 2003 an amount of Rand 277.0 million was utilized by the discontinuing operations, mostly OpenTV, which was substantially reduced to Rand 5.8 million in fiscal 2004 relating to Lyceum College. All the Internet operations, with the exception of Tencent, continued to require limited funding for their operating activities.

Cash from operating activities increased marginally from Rand 2,258.3 million in fiscal 2003 to Rand 2,284.9 million for the year ended March 31, 2004. The increase was driven by the significant increase in profitability of the subscriber platforms and print media segments, but dampened by an additional investment in working capital of Rand 179.6 million during fiscal 2004, compared to a release of cash from working capital during the fiscal 2003 of Rand 703.0 million. The movement in working capital items like accounts receivable, inventory, program and film rights and accounts payable can have a significant influence on the level of cash generated from operations during a fiscal year. The main reasons for the significant reduction in working capital during fiscal 2003 were the deferrals of certain supplier payments, the renegotiation of payment terms relating to program costs in the group’s pay-television operations in Greece and a focused effort to collect accounts receivable in the book publishing and private education segments.

Operating cash flows in the group are mainly derived from underlying subscription revenues, circulation, distribution and printing revenues and advertising revenues. Such subscription revenues represent 54.1% of the group’s revenue. Because the group currently has a stable level of subscribers and low churn in its pay-television and internet businesses, it provides a solid and predictable base for future operating cash flows. The overall circulation levels of newspapers and magazines in South Africa have been stable, thus providing solid cash flows from circulation, printing and distribution activities (10.7% of revenue). Advertising revenue is a much more volatile source of operating cash flow, as it is generally much more sensitive to changes in economic conditions. Advertising revenue, however, only amounts to 13.4% of the group’s total revenue, and therefore, the group’s exposure to advertising revenue volatility is limited.

Finance costs paid during the year ended March 31, 2004 were reduced to Rand 229.3 million, compared to Rand 535.1 million in the corresponding period in fiscal 2003. The reduction was partly due to reduced levels of borrowings in the group, as total long-term interest-bearing loans, concession liabilities and capitalized finance leases were reduced by Rand 885.7 million from March 31, 2003 to March 31, 2004. Bank overdrafts and short-term loans were reduced by Rand 253.6 million over the same period. Because approximately 90% of the group’s long-term interest-bearing liabilities are at fixed interest rates, the downward movement in short-term interest rates in South Africa during fiscal 2004, had a limited impact on the finance costs paid by the group. The net finance costs paid were further reduced during fiscal 2004 by a preference dividend received by Media24 on the maturation of one of its finance structures of approximately Rand 204 million that was accrued for in the past.

Dividends paid by Naspers to its shareholders increased significantly from Rand 37.1 million in fiscal 2003 to Rand 78.2 million in fiscal 2004. This was due to the increase in the dividend per Class N ordinary share to 30 cents in fiscal 2004 from 25 cents in the previous year. The net number of shares in issue increased significantly, as an additional approximately 137.1 million Class N ordinary shares were issued as part of the acquisition of the minority interests in MIH Holdings and MIH Limited in December 2002. Dividends paid by subsidiaries to minority shareholders in the group increased marginally in fiscal 2004 to Rand 30.4 million from Rand 28.6 million in fiscal 2003. The shareholders of Naspers approved a dividend of 38 cents per Class N ordinary share and seven cents per Class A ordinary share at the annual general meeting on September 3, 2004. The expected dividend payable to Naspers shareholders during fiscal 2005 is therefore expected to be approximately Rand 107 million.

Taxation paid during fiscal 2004 increased by Rand 197.7 million to Rand 306.4 million. This increase in tax paid is due to the increased profitability of the subscriber platforms and print media segments.

In the year ending March 31, 2004, net cash used in investing activities amounted to Rand 555.1 million compared to cash from investing activities of Rand 162.8 million in the corresponding period ending March 31, 2003. Naspers engaged in the following major cash investing activities during fiscal 2004:

The Naspers group invested Rand 406.0 million on property, plant and equipment for fiscal 2004, mainly relating to the acquisition of printing equipment in the print media segment (Rand 126.9 million) and computer and other equipment in the subscriber platforms - pay-television (Rand 122.6 million) and internet (Rand 122.3 million) segments. Currently budgeted capital expenditure (including commitments under contracts already in place at March 31, 2004 of Rand 394.0 million) amounts to Rand 566.6 million for the year ending March 31, 2005. The capital expenditure relates mainly to a replacement gravure printing press for Paarl Media (approximately Rand 100 million), increasing the printing capacity for the Die Burger and Son newspapers (approximately Rand 87 million), an upgrade of the newspaper printing facilities in Johannesburg to handle additional capacity for the Daily Sun (approximately Rand 65 million) and the establishment of printing facilities in Johannesburg by Paarl Media Holdings (approximately Rand 140 million). This capital expenditure will be incurred over the next two fiscal periods (fiscal 2005 to 2006). Naspers does not expect to incur any other significant additional capital expenditures during the next twelve months or the foreseeable period thereafter based on its current business plan.

An amount of approximately Rand 95.2 million was used to acquire an additional 10.5% interest in Paarl Media Holdings, Media24’s printing subsidiary. If Paarl Media is not listed on the JSE Securities Exchange South Africa prior to April 1, 2005, the minority shareholders in Paarl Media can require Media24 to acquire their shares at fair value. The estimated fair value of the minority interest as at March 31, 2004 was approximately Rand 194.9 million.

Included in the investing activities cash flows, is an outflow of Rand 68.0 million relating to the deconsolidation of the group’s interest in Tencent. The group consolidated its interest in Tencent for the first three months of fiscal 2004, and proportionately consolidated its interest for the remaining of fiscal 2004 after the group ceased to possess control of its financial and operating policies. This outflow of cash, therefore, represents the 50% of the Tencent cash on hand that was deconsolidated.

Net cash utilized in financing activities was Rand 554.7 million for the financial year ended March 31, 2004 compared to Rand 649.6 million in the corresponding period in 2003. The main outflow of cash in fiscal 2004 related to the repayment of short-term loans of Rand 323.1 million compared to an inflow of Rand 60.1 million in the year ended March 31, 2003. The repayment of capitalized finance leases, mostly satellite lease liabilities, amounted to Rand 315.8 million for the year ended March 31, 2004, compared to Rand 207.1 million in fiscal 2003. Naspers received approximately Rand 55.2 million during fiscal 2004 form the sale of Naspers Class N ordinary shares by its equity compensation plans to participants of the plans, whereas this amounted to only Rand 1.7 million in the year before.

At March 31, 2004 and March 31, 2003, Naspers had combined cash balances of Rand 3,066.1 million and Rand 3,158.9 million, respectively, and available unused overdraft borrowing facilities of Rand 657.5 million as at March 31, 2004. Some of these cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 451.4 million was restricted at March 31, 2004, compared to Rand 203.0 million at the same time during fiscal 2003. Bank overdrafts and short-term loans decreased from Rand 704.1 million at end of fiscal 2003 to Rand 450.5 million at March 31, 2004. Most of the bank overdraft facilities and call loans in the group are subject to annual review and renewal by the various banks and financial institutions. Naspers does not expect any of its current bank overdraft facilities not to be renewed.

Although Naspers anticipates continuing to use further amounts of cash in connection with the operation of some of its businesses, Naspers believes that its cash and cash equivalents, and the expected cash inflows and other funding described above, will be sufficient to satisfy its expected needs for working capital and capital expenditure through March 31, 2005. In addition, several of Naspers’ subsidiaries have working capital bank facilities. Naspers anticipates funding its future operations and obligations through a combination of cash on hand, internally generated cash flows (primarily from the subscriber platforms—Africa and print media businesses), the utilization of existing credit facilities (Rand 657.5 million as at March 31, 2004) and potential future equity raisings (although this is not required to fund existing business plans). Naspers’ liquidity resources are subject to change as market and general economic conditions change. Increases in liquidity could result from an increase in cash flows from operations or from a divestiture of assets. Decreases in liquidity could result from weaker than expected cash flow from operations caused by lower subscriber numbers and lower demand for the services Naspers offers, from exchange rate fluctuations which have been and are expected to be significant, or from lower prices for its products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could significantly reduce Naspers’ liquidity resources.

The Naspers group’s net cash from operating activities increased by Rand 1,507.5 million from cash utilization of Rand 235.6 million at March 31, 2002 to cash generated of Rand 1,271.9 million at March 31, 2003. The turnaround relates mostly to the increased cash generated by the subscriber platforms—pay-television businesses in Africa, the significant decrease in cash utilized by the subscriber platforms—Internet businesses in Africa and Asia, and the decrease in cash utilized by the discontinuing operations of OpenTV and Mindport Broadband in the technology segment. The subscriber platforms—pay-television segment required further cash for its operating activities in Greece, as programming costs increased and analog subscriber numbers decreased, mainly due to the launch and subsequent liquidation of Alpha Digital. The operations in Africa have been self-funding. All the Internet operations, with the exception of Tencent, continued to require limited funding for their operating activities.

When the operating activities of the discontinuing operations are excluded, the Naspers group’s continuing operations generated cash from operating activities of Rand 1,548.9 million for the year ended March 31, 2003, compared to Rand 338.4 million of cash generated in the year to March 31, 2002. This is mainly due to an improvement in the operating results of the subscriber platforms segments.

In the year ending March 31, 2003, net cash from investing activities increased from cash used of Rand 1,162.6 million at March 31, 2002 to cash generated of Rand 162.8 million. Naspers engaged in the following major cash investing activities during fiscal 2003:

The Naspers group invested Rand 530.5 million on property, plant and equipment for fiscal 2003, mainly relating to the acquisition of printing equipment in the print media segment and computer and other equipment in the subscriber platforms - pay-television segment.

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

Net cash utilized in financing activities amounted to Rand 649.6 million during the year ended March 31, 2003. No new shares were issued by Naspers for cash during fiscal 2003 compared to Rand 84.5 million in the corresponding period in 2002. The net repayments of long-term loans and liabilities amounted to Rand 511.9 million for the year ended March 31, 2003 compared to Rand 787.6 million received from increased long-term loans and liabilities in 2002. The repayments of capitalized finance lease liabilities amounted to Rand 207.1 million in fiscal 2003, compared to Rand 238.6 million in the year ended March 31, 2002.

At March 31, 2003 and March 31, 2002, Naspers had combined cash balances of Rand 3,158.9 million and Rand 3,271.2 million, respectively, and available unused overdraft borrowing facilities of Rand 828.4 million as at March 31, 2003. Some of these cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 203.0 million was restricted at March 31, 2003. Bank overdrafts and short-term loans decreased from Rand 1,177.9 million at end of fiscal 2002 to Rand 704.1 million at March 31, 2003.

5.C.	Research and Development

Naspers expenses research and development costs in the financial period during which they are incurred. The amounts spent by Naspers on research and development do not materially affect Naspers’ results of operations.

5.D.	Trend Information

The Naspers group’s revenue growth has slowed over the last two fiscal years as its subscriber platform businesses in South Africa have reached maturity. Naspers expects this trend to continue.

The growth rate in subscribers to Naspers’ television platforms has slowed over the past couple of years. Total subscribers increased from 2,052,952 at March 31, 2003 to 2,155,145 at March 31, 2004. The number of subscribers to Naspers’ analog service continues to decrease. However, migration of subscribers from Naspers’ analog service to its digital service has increased the number of subscribers to Naspers’ digital platforms. Digital subscriber numbers now significantly exceed analog subscriber numbers. The Naspers group derives a higher revenue and profit margin per subscriber from digital subscribers than from analog subscribers. Accordingly, increasing the number of digital subscribers as a proportion of total subscribers improves the profitability of Naspers’ pay-television operations. However, the migration rate from analog to digital service has slowed and will continue to slow as fewer subscribers remain on analog service. This may cause the digital subscriber base to grow at a slower rate than it has in the past.

In the Mediterranean region, the broadcast television business tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the football and basketball seasons have ended. The analog subscriber base declined by 3.4% to 111,999 households in the period between

March 31, 2003 and March 31, 2004. The rate that the analog subscriber base has been declining at has improved significantly compared with the 29.7% and 37.7% declines during the fiscal years 2003 and 2002 respectively. However, Nova (the digital television service) maintained its leading position in the region by adding 39,173 digital subscribers, or 28.0%, to end fiscal 2004 with 178,921 subscribers, which follows on growth of 39.3% and 44.8% during fiscal 2003 and fiscal 2002, respectively. The rate of increase in the digital subscribers is slowing as the digital penetration rate increases in the Greece market.

Political and regulatory pressures are making it increasingly difficult to maintain exclusive rights to sports programming.

Advertising revenues from newspapers are expected to remain strong while the strong performance of the South African economy continues. Advertising revenues from magazines improved over the last 18 months. Advertising revenues from television increased during the fiscal 2004 by 7.2% to Rand 353.1 million, which contributed to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenue from the internet decreased to Rand 18.9 million for the year ended March 31, 2004. This reduction was mainly attributable to the strengthening of the Rand against the U.S. dollar. Naspers does not expect significant growth in internet advertising in the foreseeable future.

Although the growth in e-commerce revenues experienced by the Naspers group’s Internet platforms is encouraging, total e-commerce revenues remain low. Naspers expects e-commerce revenues to remain low until user acceptance of e-commerce initiatives accelerate.

Irdeto Access’ business has increasingly focused on software and it is expected that revenue from the sale of hardware and components will continue to decline. The decline in Irdeto Access’ revenue in fiscal 2003 and 2004 was due to reduced spending on technology related products worldwide as a result of the general economic slowdown. Naspers does not foresee a significant improvement in technology related spending in the near future.

According to long term data from the Audited Bureau for Circulation, or "ABC", the newspaper market in South Africa is relatively mature and stable. Until the late 1980’s when Media24 acquired City Press, the Sunday newspaper title, Media24’s portfolio consisted mainly of Afrikaans titles. Over the last few years, Media24’s product mix has been broadened by strategic acquisitions and new launches. Currently, Media24 has approximately 41% of the paid newspaper market in South Africa, of which approximately 19% relates to newspapers published in Afrikaans and approximately 22% relates to newspapers published in English. The English portion has increased with the launch and growth of the English daily tabloid, the Daily Sun. According to ABC data, the total number of paid newspapers sold per week in South Africa increased from 8,738,605 copies in 1999 to 10,200,154 copies in 2004. This represents a 16.7% increase over the five-year period.

A number of titles have also been added to Media24’s magazine portfolio over the last couple of years. Media24 added these titles to its portfolio due to specific trends in the international magazine market that also were evident in South Africa. There has been a marked worldwide decline in the circulation levels of general interest, broad based magazines, and a fragmentation of the magazine market. The number of consumer titles available in South Africa has more than doubled over this period to in excess of 400 titles and an increasing number of international titles have become available in South Africa.

Media24 sold more than 900,000 copies of general interest magazines (Huisgenoot, You and Drum) per week during the July-December 1996 ABC period. That circulation steadily declined to 667,006 in the January-June 2004 ABC period.

To compensate for the decline in the circulation of general interest magazines, Media24 started a number of international titles in South Africa, some in partnership with other companies, or on a license or set fee basis. These include Men’s Health, FHM, Golf Digest, Cosmopolitan, Shape, Runner’s World, heat, Seventeen and Bicycling SA.

Book publishing revenues were under pressure during the fiscal 2003, but resumed growth during fiscal 2004. However, the Naspers group is not expecting significant growth in the foreseeable future, mainly due to the fact that the market is quite mature in South Africa and highly competitive.

Private education revenues have steadily improved over the last couple of fiscal years, although a marginal decline was recorded in fiscal 2004. Naspers expects this moderate growth to continue as student numbers increase marginally and course fees are adjusted due to inflation. In particular, the outlook for the corporate market is positive.

5.E.	Off-Balance Sheet Arrangements

Naspers has no significant off-balance sheet arrangements.

5.F.	Tabular Disclosure of Contractual Obligations

The table below sets forth Naspers’ known contractual obligations as of March 31, 2004.

		Payments due by period
Contractual obligations	Note to consolidated financial statements	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(Rand in millions)
Long-Term Debt Obligations (1)	19	751	120	433	102	96
Capital (Finance) Lease Obligations(2)	19	2,173	268	509	537	859
Operating Lease Obligations(3)	22(f)	631	194	320	102	15
Purchase Obligations(4)	22(a) - (e)	1,742	1,103	494	96	50
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP(5)	19	499	413	70	2	14
Total		5,796	2,098	1,826	839	1,034

(1)	Long-term debt obligations includes interest bearing loans of Rand 691.7 million and non-interest bearing loans of Rand 59.2 million. It excludes short-term loans and bank overdrafts of Rand 450.5 million. Interest-bearing loans have been disclosed net of preference share investments and the right to subscription shares as per Naspers’ structured finance arrangements.

(2)	Capitalized finance leases include lease obligations relating to land and buildings, transmission equipment and satellites and vehicles, computers and office equipment.

(3)	Operating leases obligations includes future operating lease payments relating to land and buildings, satellites and transponders and other equipment.

(4)	Purchase obligations include committed future expenditure under contracts entered into by the group. These include contracts for capital expenditure, program and film rights, network supply agreements, set-top boxes and various service agreements.

(5)	Other long-term liabilities reflected on the balance sheet include debt relating to program and film rights and concession liabilities.

At March 31, 2004 Naspers had gross long-term loans and liabilities of Rand 3,423.1 million (2003: Rand 4,695.5 million). Of these obligations, Rand 2,173.2 million (2003: Rand 2,696.7 million) consist of finance lease commitments, with Rand 1,930.8 million (2003: Rand 2,551.6 million) relating to transmission equipment, including satellites, transponders and transmitters, used by pay-television operations in Africa, Thailand and the Mediterranean. The transmission equipment finance lease obligation decreased by Rand 620.8 million mainly due to the translation of the U.S. dollar and Euro denominated finance lease commitments to Rand. At March 31, 2004 these finance lease commitments were translated at Rand 6.31 (2003: Rand 7.89) to the U.S. dollar and Rand 7.75 (2003: Rand 8.61) to the Euro. No new significant leases were entered into as the Naspers group did not require additional transponder capacity in 2004. The Naspers group may require additional transponder capacity in the near future for its current operations.

Other long-term debt decreased to Rand 1,249.8 million as at March 31, 2004, consisting of interest bearing liabilities of Rand 691.7 million (2003: Rand 1,051.5 million), non-interest bearing liabilities of Rand 59.2 million (2003: Rand 81.5 million), concession liability of Rand 15.9 million (2003: Rand 18.2 million) and program and film rights of Rand 483.0 million (2003: Rand 847.5 million). Interest bearing long-term liabilities decreased mainly due to the redemption of the Welkom debentures on September 9, 2003. Naspers established the Welkom empowerment scheme in 1998 to increase the ownership of Class N ordinary shares by previously disadvantaged groups in South Africa. Under the terms of the Welkom Trust Share Scheme, prospective shareholders subscribed for 4,003,740 convertible debentures at Rand 42 each for a gross amount of Rand 168.2 million. The share scheme participants were required to pay a 10% deposit upon subscription for the debentures, with the balance of the principal amount being borrowed from various financial institutions. Naspers made interest payments to the financial institutions based on the coupon rate on the debentures of 9.25%. Naspers accrued the interest rate differential between the coupon rate of 9.25% and the funding rate of 23.19% on the funds lent by the financial institutions. The possible future repayment of the funds provided by the banks and the accrued interest rate differential depended upon whether the share price of Class N ordinary shares equaled or exceeded Rand 56.99 per share on September 9, 2003. Had the target price been achieved, Naspers would have issued 5,605,236 Class N ordinary shares to the shares scheme participants upon conversion of the debentures to settle the outstanding debt and the accrued interest. The target price was however not achieved and Naspers was called upon to repay the borrowings from the financial institutions and accrued interest thereon. Naspers settled the outstanding capital and accrued interest on the borrowings of approximately Rand 330 million on September 9, 2003. This repayment was partly funded by internal cash resources and by entering into a loan agreement for Rand 180 million with a financial institution.

Since the target price was not reached on September 9, 2003, Naspers granted the Welkom participants non-renounceable offers to subscribe for 5,605,236 Class N ordinary shares during the 30-day period commencing September 9, 2006. The price at which scheme participants will have the right to subscribe for a Class N ordinary share is Rand 31.96.

Included in the interest bearing liabilities of the Naspers group are certain structured finance arrangements with a total gross value of Rand 489.6 million (2003: Rand 930.6 million). Since 1997, the Naspers group has replaced a significant amount of infrastructure, especially in its print media segment. The financing for the acquisition of various items of printing equipment and buildings has been completed by raising external debt from banks. The Naspers group has however structured these financing arrangements to provide a beneficial after-tax interest cost, as well as repayment terms that will allow the Naspers group to match future expected cash flows from these assets with such repayment terms. All the structured finance liabilities of the Naspers group have been reflected on Naspers’ balance sheet under both South African and U.S. GAAP. For South African GAAP purposes, certain assets have been presented net against the debt incurred to acquire the asset.

The South African revenue Service ("SARS’) has adopted an aggressive approach to structured finance arrangements. The deductions and allowances that Naspers has taken in the past and may anticipate taking in the future in connection with some or all of these structured finance transactions may not be allowed by the SARSs. Any liability Naspers may incur as a result of the disallowance of such deductions or allowance claimed by Naspers is not expected to have a material adverse effect on the financial position of Naspers because it has made provisions for a potential disallowance.

Media24 entered into a Rand 116.5 million amortizing syndicated loan agreement with CommerzBank and Futuregrowth in December 2003. This loan was utilized to reduce bank overdrafts as part of Media24’s drive to restructure its short-term debt profile. The loan is for a three year term and is repayable in 12 equal quarterly installments. The loan bears interest at a fixed rate of 10.5%.

Naspers Limited entered into a Rand 110.0 million loan agreement with FirstRand Bank Limited during April 2003. The proceeds of this loan were utilized to fund the repayment of bank overdrafts of Educor. The loan is a three year amortizing loan. Naspers is required to repay the loan in eight equal quarterly installments of Rand 13.75 million starting on July 31, 2004. The loan bears interest at the South African Futures Exchange overnight call rate plus 2.8%.

MIH Limited (MIH (BVI) Limited’s predecessor in title) entered previously into a U.S. $40.0 million (Rand 273.9 million) loan facility with ABSA Bank Limited (ABSA). This facility comprised a term loan of U.S. $25.0 million (Rand 171.2 million) and a guarantee facility of U.S. $15.0 million (Rand 102.7 million). The guarantee facility is used by MIH (BVI) Limited to guarantee the borrowings of its subsidiaries under loan agreements entered into with local banks in the jurisdictions in which such subsidiaries operate. MIH (BVI) Limited has drawn U.S. $25.0 million (Rand 171.2 million) under the ABSA loan facility, which amounts were repaid in March 2004 and bore interest at LIBOR plus 2%.

MultiChoice Africa (Proprietary) Limited, the operating company for the South African pay-television businesses, entered into a loan agreement with Investec Bank Limited on April 16, 2004. The loan facility is for an amount of Rand 400 million as a general purpose facility. The loan is repayable in equal six monthly installments, starting September 30, 2004 until March 31, 2008. The company has pledged its 30.0% interest in M-Net and SuperSport as security against the loan facility. The facility bears interest at the Johannesburg Interbank Agreed Rate ("JIBAR") plus 2.8% and is subject to certain debt covenants.

Liabilities in respect of program and film broadcasting rights decreased from Rand 847.5 million in fiscal 2003 to Rand 483.0 million at March 31, 2004. The decrease is mainly due to the appreciation of the Rand against the U.S. dollar and Euro. Program and film broadcasting rights are non-interest bearing liabilities. In addition, Naspers had future commitments relating to program and film broadcasting rights of Rand 994.5 million at March 31, 2004. Although these commitments arise out of contracts entered into by the Naspers group, any future payments under those contracts are conditional on the occurrence of certain future events.

Naspers utilized overdraft and short-term loans of Rand 450.5 million at March 31, 2004, compared to Rand 704.1 million in fiscal 2003. Media24 restructured its debt profile and replaced overdraft loans with longer term loans and increased levels of cash generated by higher levels of profitability reduced the balance during fiscal 2004 at the business units. As part of the process of managing the Naspers group’s mix of fixed and floating rate borrowings, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are considered based on expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, for hedging purposes. As at March 31, 2004, 74.0% of the long-term liabilities of Rand 3,423.0 million had fixed interest rate profiles, 10.1% of these liabilities were floating and 15.9% of these liabilities were interest-free.

The Naspers group had undrawn banking facilities of Rand 657.5 million as at March 31, 2004. Facilities which are on-call represented Rand 648.4 million and the balance of these undrawn facilities of Rand 9.0 million expire within two years. These facilities are in most instances subject to review and renewal within annual cycles. The Naspers group is in constant discussions with various financial institutions concerning changes to the terms of its existing facilities and future funding requirements.

Acquisitions and Dispositions

Year ended March 31, 2004

On April 22, 2003, the group acquired an additional 15% in MultiChoice Kenya Holdings Limited for U.S. $0.3 million in cash. This increased the group’s effective shareholding in MultiChoice Kenya Limited to 60%.

On July 3, 2003, Media24 acquired, pursuant to a put option exercised by the NR Retief Trust, an additional 10.53% interest in its subsidiary, Paarl Media Holdings, for Rand 95 million in cash. This increased Media24’s effective financial interest in Paarl Media Holdings to 84.21%. The total purchase consideration of Rand 95.2 million (including expenses of Rand 0.2 million) was allocated based upon an appraisal, as follows: net assets (Rand 34.1 million) and goodwill (Rand 61.1 million). The goodwill is to be amortized over its estimated useful life of eight years. The goodwill is mainly attributable to the market share of Paarl Media Holdings in the South African printing industry. If Paarl Media Holdings is not listed on the JSE Securities Exchange South Africa prior to April 1, 2005, the minority shareholders in Paarl Media Holdings can require Media24 to acquire their shares at fair value. The estimated fair value of the minority interest as at March 31, 2004 was approximately Rand 194.9 million.

NetMed announced on June 19, 2003, that subject to the fulfillment of certain conditions precedent, it had reached an agreement with Teletypos to exchange its interest in MultiChoice Hellas for approximately Euro 6.6 million in cash and a 12.5% equity interest in NetMed. As at March 31, 2004 and as at the approval date of the consolidated financial statements contained in this annual report, certain of the conditions precedent under the agreement have not been fulfilled, and therefore this transaction has not been reflected in the consolidated financial statements for the year ended March 31, 2004. The necessary regulatory approval was obtained on September 22, 2004.

On August 11, 2003, Tencent Holdings Limited repurchased some of its shares, resulting in the group owning through its subsidiary, MIH QQ (BVI) Limited, 50% of the share capital of Tencent (Holdings) Limited, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until the date the group ceased to exercise control over Tencent. After this transaction the group possessed joint control with the founders, therefore the results of Tencent subsequent to this transaction were proportionately consolidated.

On October 22, 2003, the group disposed of its interests in Cable News Egypt Limited and Nile Communications Network Limited for U.S. $0.9 million and U.S. $0.7 million, respectively, and realized an aggregate profit of U.S. $0.6 million.

On March 24, 2004, Naspers Limited acquired an additional 19.62% financial interest in each of M-Net and SuperSport. Minority shareholders in each of M-Net and SuperSport were offered Rand 8.50 in cash per M-Net/SuperSport linked unit or one Naspers Class N ordinary share for every 4.5 M-Net/SuperSport linked units. Subsequent to March 31, 2004, Naspers issued 17,532,061 Naspers Class N ordinary shares in consideration for 78,894,421 M-Net/SuperSport linked units and paid cash of Rand 61.7 million for a further 7,259,747 M-Net/SuperSport linked units. The investment in 33,686,280 of these M-Net and SuperSport shares for a consideration of Rand 314.2 million was classified as an available-for-sale investment at March 31, 2004, due to an outstanding call option over these shares. The remaining purchase consideration of Rand 503.3 million (including expenses of Rand 1.9 million) relating to the remaining 52,467,888 M-Net and SuperSport shares was accounted for as an investment in a joint venture and allocated based upon an appraisal, as follows: net liabilities (Rand 2.2 million), intangible net assets other than goodwill (Rand 12.6 million) and goodwill (Rand 492.9 million). The intangible assets and goodwill are both deemed to have indefinite useful lives and are therefore amortized over the maximum allowed period of 20 years. The goodwill is mainly attributable to the key role that M-Net and SuperSport play in the provision of content to the South African pay-television market.

Subsequent to March 31, 2004, Johnnic Communications Limited exercised a call option on Naspers relating to the 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders pursuant to which Naspers sold

33,686,280 ordinary shares of each of M-Net and SuperSport for a total cash consideration of Rand 286.3 million resulting in a loss of Rand 27.9 million. Naspers retained an effective 60.12% interest in both M-Net and SuperSport.

On June 16, 2004, Tencent completed an initial public offering of its shares on the Hong Kong Stock Exchange. The group’s interest in Tencent was diluted from 50% to approximately 36.14%. Tencent’s net proceeds from the offering amounted to approximately H.K. $1.64 billion.

On August 20, 2004 it was announced that M-Web Holdings reached an agreement with Tiscali International BV to acquire its South African Internet service provider business for approximately Rand 320.0 million. This transaction is subject to various regulatory approvals, including Competition Commission approval.

Year ended March 31, 2003

On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement and a share sale agreement, a shareholders agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and Myriad believed that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity has counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration has been part heard, but the South African proceedings have been discontinued pending the finalization of the arbitration.

In August 2002, MIH Limited sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIH Limited obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid Rand 47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

In December 2002 a merger agreement was concluded in terms of which MIH Limited merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIH Limited’s outstanding shares were cancelled and delisted from the Nasdaq National Market and, pursuant to the merger, MIH (BVI) Limited was the sole surviving entity. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIH Limited A ordinary share. Naspers further concluded a scheme of arrangement pursuant to Section 311 of the Companies Act, to acquire all the remaining shares it did not already own in MIH Holdings. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. This reorganization was conducted to significantly simplify the corporate structure and operation of Naspers. The total purchase consideration of Rand 3,376.2 million (including expenses of Rand 52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,080.6 million), intangible net assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,329.3 million to subsidiaries and Rand 472.7 million to associated companies and joint ventures). The intangible assets and goodwill are to be amortized over their estimated useful lives. The goodwill is mainly attributable to synergies between the various media businesses and the market position of certain business units within Naspers.

Year ended March 31, 2002

In March 2001, Media24 acquired Paarl Print (Pty) Ltd from Eagle Media (Pty) Ltd for approximately Rand 63.0 million in cash. Paarl Print, which specializes in printing high quality flatsheet magazines, pamphlets and labels, was merged with National Book Printers, Media24’s book printing division and now forms part of Paarl Media Holdings. The excess of the value of the investment over the fair value of the net assets acquired amounted to Rand 16.1 million. This excess amount was allocated to goodwill, and will be amortized over the estimated useful life of the investment of eight years.

In May 2001, MIH Limited acquired a 46.4% stake in Tencent, which provides services to Tencent PRC, the licensed operator of QQ, the instant messaging platform in China, for a purchase price (including costs directly attributable to the acquisition) of Rand 266 million in cash. Subsequent to this acquisition, the Naspers group provided additional cash funding of Rand 8 million to Tencent, in proportion to its shareholding. The purchase price was allocated to net tangible assets acquired of Rand 32.8 million and goodwill of Rand 241.2 million, which will be amortized over an estimated useful life of three years.

During May 2001, the Naspers group acquired an additional 47.92% interest in Educor, the group’s private education subsidiary. This acquisition took the group’s interest in Educor to 93.5%. The acquisition was undertaken by way of a scheme of arrangement pursuant to Section 311 of the Companies Act. The purchase consideration amounted to Rand 86.6 million and was settled using a combination of Class N ordinary shares and cash. Educor was subsequently delisted from the JSE Securities Exchange South Africa. The excess of the purchase price over the fair value of the net assets of Educor of Rand 114.7 million was allocated to goodwill and will be amortized over the estimated useful life of five years.

In July 2001, OpenTV acquired a 100% interest in Static 2358 Limited ("Static"), a privately-held leading interactive television media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static’s privately-held shares in a combined share and cash transaction. Static shareholders and option holders received an aggregate amount of 2,719,048 OpenTV Class A ordinary shares with a value of Rand 307.2 million at the acquisition date, and approximately Rand 102.1 million in cash. The cash component included approximately Rand 8.8 million in termination payments made to certain senior Static personnel whose employment was terminated in connection with the transaction. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static received an additional consideration of 626,872 Class A ordinary shares, which were issued in early 2002. Additional goodwill of Rand 29.8 million was recorded based on the fair value of the shares at the date of the subsequent issuance. The total purchase consideration (including expenses of Rand 12.1 million) was allocated based upon the fair value of the net assets acquired as follows: net liabilities (Rand 44.2 million), intangible net assets, other than goodwill (Rand 132.8 million) and goodwill (Rand 357.4 million). The intangible assets are to be amortized over their estimated useful lives of three years and goodwill is to be amortized over its useful life of five years. The issuance of shares by OpenTV to acquire Static gave rise to a dilution loss of Rand 131.2 million.

In July 2001, the Naspers group concluded a scheme of arrangement pursuant to Section 311 of the Companies Act to acquire an additional 18.59% interest in M-Web Holdings, the Naspers group’s on-line service provider in South Africa. An exchange ratio of 15 M-Web Holdings shares for each Class N ordinary share was used to determine the consideration paid by Naspers. A total of 4,690,450 Class N ordinary shares were issued for a total purchase consideration of Rand 144.4 million. Goodwill of Rand 158.7 million was attributable to the excess of the purchase price above the fair values of the net assets of M-Web Holdings. The goodwill will be amortized over its estimated useful life of five years. M-Web Holdings was subsequently delisted from the JSE Securities Exchange South Africa.

During July 2001, MIH Limited disposed of its 100% interest in A-1 Net Holdings Limited (an Internet on-line service provider) and its wholly owned subsidiary, M-Web Online Company Limited, for a total consideration of Rand 8.2 million, resulting in a loss on disposal of Rand 47.7 million.

During July 2001, the Naspers group reduced its 40% interest in its joint venture, SOE International SA (a holding company of a Greek football team), which also owns AEK PAE and Basic Hellas SA, to a 15% direct holding in AEK PAE for no consideration. These shares were sold for no consideration because SOE International was sustaining losses, which were being funded in part by the Naspers group. Naspers impaired the carrying amount of its investment during March 2001 and recorded impairment losses of Rand 45.5 million. A net profit on disposal of Rand 30.5 million was recorded during fiscal 2002, mainly as a result of the release of the foreign currency translation reserve previously recorded. Naspers continues to have a 15% non-funding investment in AEK PAE. This interest has been accounted for using the equity method up until the date of the disposal of the shares in SOE International and as an investment at cost thereafter as the group no longer exercises significant influence over its operations. The Naspers group no longer has an obligation to fund any future losses of AEK PAE.

In October 2001, the Naspers group’s subsidiary NetMed, the holding company of the television subscription platform in the Mediterranean region, issued 622 Class E ordinary shares (representing a 5% interest in NetMed) to Antenna for a total consideration of Rand 115.9 million. Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a 4.16% dilution in the group’s interest in NetMed, and the group recorded a consequent dilution gain of Rand 100.4 million.

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

MultiChoice Egypt, a business conducted in Egypt by the Naspers group, was liquidated with effect from March 31, 2002. The remaining assets of MultiChoice Egypt were sold to Cable Network Egypt ("CNE") in consideration for shares issued to MultiChoice Africa by CNE. This increased the Naspers group’s ownership of CNE from 10.5% to 16.5%. During January 2002, the Naspers group disposed of its 45% investment in MultiChoice Middle East Inc., resulting in a net profit on disposal of Rand 22.7 million.

U.S. GAAP Reconciliation

There are significant differences between South African GAAP and U.S. GAAP. The principal differences between South African GAAP and U.S. GAAP relating to Naspers’ consolidated financial statements for the periods presented include:

Business combinations. Certain differences between South African GAAP and U.S. GAAP in the application of the purchase method of accounting for business combinations include:

•	Date of acquisition—under South African GAAP, before the implementation of AC131 "Business Combinations", the date on which earnings of an acquired entity are included in Naspers’ consolidated results of operations could be based on the date on which management control commences. Under U.S. GAAP, the consummation of the acquisition is not considered effective until any regulatory approvals or other conditions are satisfied and irrevocable control of the company is obtained.

•	Value of purchase consideration—under South African GAAP, the value of shares issued as consideration in business combination transaction is measured using the market value of the respective shares on the consummation dates of the transaction. Under U.S. GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date.

•	Exchange of non-monetary assets—under South African GAAP, the gain on the exchange of marketable securities is based on the quoted market value of the shares received. Under U.S. GAAP, the gain on the exchange is based on the quoted market value of the shares surrendered on the date that the exchanges were consummated.

•	Allocation of purchase consideration - due to the differences in net assets of the acquired businesses in the Naspers reorganization completed in December 2002, as well as the differences resulting from the requirement to separately identify non-contractual intangible assets under U.S. GAAP but not under South African GAAP, certain significant differences in the purchase price allocation between U.S. GAAP and South African GAAP arose on recent purchase transactions.

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

Share-based compensation. Under South African GAAP the group does not recognize compensation expense for employee share option and share purchase plans. Under U.S. GAAP, the group accounts for its share options granted to employees under APB No. 25 ‘Accounting for Stock Issued to Employees’.

Please refer to note 42 of Naspers’ consolidated financial statements and related notes included elsewhere in this annual report for the effect of the above differences between South African GAAP and U.S. GAAP, as well as other less significant differences, on total shareholders’ equity as of March 31, 2004 and 2003 and the consolidated net (loss)/income for the three years in the period ended March 31, 2004.

Initial Adoption of Accounting Policies

Under South African GAAP Naspers adopted the accounting policies described below for the first time during fiscal 2004:

The Naspers group adopted AC 133 "Financial instruments: Recognition and Measurement". The principal effect of adopting AC 133 is that Naspers initially recognizes its derivative financial instruments in the balance sheet at cost and subsequently measures these at fair value. The method of recognizing the resulting gain or loss is dependant on the nature of the item being hedged - as fully explained in note 2 (o) to the consolidated financial statements. This change in accounting policy was applied prospectively. The impact of this adoption on opening reserves at April 1, 2003 was a net debit of Rand 365.6 million. Of this amount Rand 337.4 million related to retained earnings and Rand 28.2 million to other reserves.

Change in accounting policy

Under South African GAAP the Naspers group changed its accounting policy relating to joint ventures. In prior years the group accounted for its interests in joint ventures on the equity method in accordance with the allowed alternative treatment under AC119 "Joint Ventures". The group decided to change its accounting policy to the benchmark treatment in terms of AC119 and to report its interest in a jointly controlled entity on a proportionate consolidation basis. The impact of this change on prior periods’ income statements and reserves is as follows:

	Opening reserves R'000	Share capital and premium R'000	Other reserves R'000	Income Before taxation R'000	Taxation R'000	Minorities R'000	Net R'000
March 2003	(23 940)	(7 500)	16 612	5 225	(2 007)	4 163	(7 447)
March 2002	-	-	(64)	(63 224)	6 455	32 893	(23 940)

New Accounting Standards

South African GAAP

The Accounting Practices Board ("APB") issued statement AC501 "Accounting for South African secondary tax on companies (STC)" in November 2003. This statement is effective for financial statement periods beginning on or after January 1, 2004. This statement addresses the accounting treatment and disclosure requirements of STC in an entity’s financial statements. The group will adopt AC501 in financial year March 2005 and is currently evaluating the effects of the statement, but do not expect it to have a material effect.

The APB issued exposure draft ED169 "Changes in decommissioning, restoration and similar liabilities" in September 2003 and does not yet have an effective date for implementation. The objective of this exposure draft is to address the accounting for changes in decommissioning, restoration and similar liabilities. The group will adopt ED169 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect.

The APB issued exposure draft ED172 "Determining whether an arrangement contains a lease" in January 2004 and does not yet have an effective date for implementation. The objective of this exposure draft is to provide guidance for when certain arrangements should be accounted for as a lease. The group will adopt ED172 when it becomes effective and is currently evaluating the effects of the exposure draft, but do not expect it to have a material effect.

The new JSE Securities Exchange South Africa Listing Requirements require that the group apply International Financial Reporting Standards ("IFRS") for the year ended March 31, 2006. The group has not yet assessed whether the adoption of IFRS will have a material effect on the group’s results of operations and financial position. The following IFRS standards will have an impact for the 2006 year-end:

The International Accounting Standards Board ("IASB") issued IFRS 1 "First-time adoption of IFRS" in June 2003. This statement applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. It sets out the procedures that the group will have to follow in preparation of its consolidated financial statements for the March 31, 2006 financial year.

The IASB issued its improved standards under the "Improvements project" in December 2003. This exposure draft is on improvements to International Accounting Standards ("IAS") and proposes substantial revisions to the certain standards and lesser revisions to some others. The group will adopt the reissued standards in financial year March 2006 and is currently evaluating the effects of these reissued statements.

The IASB issued its revised standards on financial instruments, IAS 32 and 39 "Financial instruments: disclosure and presentation and Financial instruments: recognition and measurement" in December 2003 and is effective for the group from its March 31, 2006 year-end. These revisions establish significant amendments to the two South African Accounting Standards dealing with accounting for financial instruments, AC125 and AC133. The group is currently evaluating the effects of the revisions.

The IASB issued IFRS 2 "Share-based payments" in February 2004 and will be effective date for the group’s 2005 year-end. The objective of this standard is to ensure that an entity recognizes all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The group will adopt IFRS 2 when it becomes effective and is currently evaluating the effects of the standard.

The IASB issued IFRS 3 "Business combinations" in March 2004 and will be effective for the group’s fiscal 2005. The objective of this standard is to improve the quality of, and seek international convergence on, the accounting for business combinations. The group will adopt IFRS 3 when it becomes effective and is currently evaluating the effects of the standard. In terms of the South African equivalent to IFRS 3, AC140, Naspers will not be amortizing goodwill as from April 1, 2004. Goodwill will be subject to impairment testing.

The IASB issued IFRS 5 "Disposal of non-current assets and presentation of discontinued operations" in March 2004 and will be effective date for the group’s March 31, 2006 year-end. The objective of this standard is to improve the information in financial statements about assets and disposal groups that are to be disposed of and discontinued operations. Naspers will adopt IFRS 5 when it becomes effective and is currently evaluating the effects of the standard

U.S. GAAP

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"), an interpretation of ARB No. 51" (FIN 46) and in December 2003 issued FIN 46R, a revision of this interpretation. Under the revised interpretation, certain entities, known as Variable Interest Entities ("VIE’s"), must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant, but not majority, variable interest is held, certain disclosures are required. Certain measurement principles of this interpretation relating to VIEs created or acquired after 31 January 2003 are applicable for fiscal 2004. Since the completion and public release of the Naspers 2004 financial statements, the Naspers group has completed the process of evaluating the impact of potential VIE’s on its financial position and results of operations, and has determined that there is no material impact for the current fiscal year. The remaining disclosure and measurement requirements in the interpretation are effective for subsequent financial statements. Naspers believes that as a result of adopting this interpretation, effective April 1, 2004 and related to the subsequent acquisition of the minority interest in M-Net and SuperSport, it will be required to consolidate its 50% owned joint venture in MNH 98 which exists solely to hold its interests in M-Net and SuperSport. Naspers believes this consolidation is required as it is the primary beneficiary of these entities through our aggregate direct and indirect ownership interests in them. Naspers will now assess the date it became the primary beneficiary and the related impact, if any, on whether the consolidation of MNH 98 will have a material impact on its total financial position or results of operations.

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in financial periods beginning after 15 June 2003 and is not expected to have a material impact on the group’s financial statements.

In May 2003, the FASB issued FAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Certain provisions of SFAS 150 as they relate to the accounting and classification of mandatory redeemable financial instruments have been deferred until periods beginning after 15 December 2004.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF 01-8 expands the scope of lease accounting to include many types of service and other arrangements which contain terms to use specified plant, property and equipment to the counterparty. Previously many of these types of agreements would not have been considered to be a lease. If arrangements meet the criteria specified in the interpretation they would be required to be accounted for in accordance with FASB No. 13, Accounting for Leases. The guidance under EITF 01-8 is to be applied to all arrangements agreed or committed to, or modified in the fiscal year beginning after May 28, 2003. For the group, it would apply this guidance effective April 1, 2004. The group is currently evaluating the impact of EITF 01-8 on its financial position and results of operations.

In April 2004, the EITF Issued EITF 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share. This EITF, which requires the use of a two-class method of computing basic EPS when participating securities exist, is effective for fiscal periods beginning after March 31, 2004 and requires restatement of prior period earnings per share amounts. As the group does not currently have participating rights associated with their shares, this EITF is not expected to have a material impact on the presentation of earnings per share in subsequent periods.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The articles of association of Naspers provide that the board of directors must consist of not less than 4 members, nor more than 15 members at any time. The board currently consists of 13 members. In accordance with the JSE Securities Exchange South Africa listing requirements, one-third of the non-executive directors comprising Naspers’ board are, on a rotating basis, obliged to retire and are eligible for re-election at each annual general meeting of shareholders. The business address for all the directors is 40 Heerengracht, Cape Town, 8001, South Africa. All the directors are South African citizens. All the directors are non-executive directors except for Koos Bekker and Steve Pacak.

As of September 1, 2004, the directors and senior management of Naspers, their respective ages, their position, the year in which they were first appointed and the year in which their current term expires, where applicable, are as follows:

Name	Age	Position	Year First Appointed to Current Position	Expiration of current term
Naspers directors:
Ton Vosloo	67	Chairman of the Board of Directors	1997	2006
Koos Bekker	51	CEO Naspers and Director	1997	2007
Steve Pacak	49	CFO Naspers and Director	1998	Permanent
Boetie van Zyl	65	Director	1988	2005
Prof. Elize Botha	73	Director	1988	2005
Lourens Jonker	65	Director	1996	2007
Neil van Heerden	65	Director	1996	2007
Ben van der Ross	57	Director	1999	2005
Prof. Jakes Gerwel	58	Director	1999	2007
Prof. Hein Willemse	47	Director	2002	2006
Adv. Francine-Ann du Plessis	49	Director	2003	2006

Dr. Rachel Jafta	43	Director	2003	2006
Fred Phaswana	60	Director	2003	2006

Senior Management:
Salie de Swardt	60	CEO Media24	2000	—
Hein Brand	39	CEO Via Afrika	2002	—
Cobus Stofberg	53	CEO MIH Group	1998	—
Steve Ward	50	CFO MIH Group	2000	—
Andre Coetzee	52	General Counsel MIH Group	1999	—
Mark Sorour	42	Director Corporate Finance & Investor Relations MIH Group	2002	—
Jim Volkwyn	46	CEO Pay-television Platforms	2000	—
Antonie Roux	46	CEO Internet Operations	2002	—
Jan Steenkamp	41	CEO Entriq	2002	—
Graham Kill	39	CEO Irdeto Access	1998	—
Nolo Letele	54	CEO MultiChoice South Africa	1999	—
Jan Malherbe	56	CEO Media24 Newspapers	1998	—
Patricia Scholtemeyer	42	CEO Media24 Magazines	2000	—

Directors

Ton Vosloo became the chief executive officer of Naspers Limited in 1984 and subsequently served as executive chairman from 1992 to 1997. Mr. Vosloo was a journalist from 1956 to 1983 and editor of the daily newspaper Beeld from 1977 to 1983. He is also chairman of the World Wide Fund for Nature in South Africa and the Cape Philharmonic Orchestra and a trustee for the Stigting vir Bemagtiging deur Afrikaans. Mr. Vosloo is chairman of Media24, Via Afrika, MIH BV, MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1997. He is a former chairman of Sanlam.

Koos Bekker led the founding team of M-Net in 1985 and was chief executive officer of MIH Holdings until 1997. Mr. Bekker was a founding director of MTN and served as chief executive officer of NetHold from 1995 to 1997. He is a director of Media24, Via Afrika, MIH BV, MIH Holdings, SuperSport, M-Net and other companies within the group. Mr. Bekker has been the chief executive officer of Naspers since 1997.

Steve Pacak joined the Naspers group in 1988 as chief financial officer of M-Net Limited. He served as chief executive officer of M-Cell from 1995 to 1998. Currently, he is a director of Media24, Via Afrika, MIH BV, MIH Holdings, SuperSport, M-Net and other companies within the group. In 1998, Mr. Pacak was appointed as executive director and CFO of Naspers.

Boetie van Zyl joined the Naspers group as director in 1988. Mr. van Zyl is a member of the board of directors of MIH BV, MIH Holdings, Sanlam, Atlas Properties and Murray & Roberts and a trustee of the World Wide Fund for Nature in South Africa. He is a director of Media24 and Via Afrika, chairman of the audit and risk management committee and a member of the executive, budget and human resources and nomination committees of these subsidiaries as well as those of Naspers.

Prof. Elize Botha joined the Naspers group in 1988. Professor Botha is the chancellor of the University of Stellenbosch, a member of the Literature Commission of the Suid-Afrikaanse Akademie vir Wetenskap en Kuns and a director of Via Afrika and NB Publishers.

Lourens Jonker joined the Naspers group in 1996. Mr. Jonker, the owner of the Weltevrede wine estate near Bonnievale, is a member of the board of directors of ABSA. He is a former chairman of the KWV group.

Neil van Heerden joined the Naspers group in 1996. Mr. van Heerden is a trustee of the University of the Western Cape, executive director of the South Africa Foundation, councilor of Business Unity South Africa and a member of the boards of directors of BMW (SA) and various other companies. He is a member of the audit and risk management and budget committees of Naspers.

Ben van der Ross joined the Naspers group in 1999. Mr. van der Ross is the chairman of Bonatla Property Holdings and a member of the boards of directors of Momentum, FirstRand and Pick ‘n Pay Stores Limited. He is a former chief executive officer of Business South Africa. He is currently the chairman of the Naspers Welkom share scheme and a member of the Naspers budget committee.

Prof. Jakes Gerwel joined the Naspers group in 1999. He is a previous director general in the office of former president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. Professor Gerwel, who is chancellor of Rhodes University, is chairman of Brimstone Investment Corporation and Educor. He is also a director of Media24 and Via Afrika, and a member of the executive and human resources and nomination committees of these subsidiaries as well as those of Naspers. He was recently appointed as chairman of South African Airways.

Prof. Hein Willemse joined the Naspers group as director in August 2002. He is a member of the boards or trustees of various organizations and community bodies, including the Shoma Education Trust and the Welkom share scheme. He is the head of the Department of Afrikaans at the University of Pretoria.

Advocate Francine-Ann du Plessis joined the Naspers group in 2003. She is a director of Loubser Du Plessis Inc, a firm of chartered accountants, the Industrial Development Corporation (IDC) of South Africa, the KWV group, Sanlam and Findevco. Advocate Du Plessis is also a member of the Naspers audit and risk management committee.

Fred Phaswana joined the Naspers group in 2003. He is a director of Anglo American plc. He is chairman of the South African Energy Association, chairman of the Cape Town Graduate School of Business Board of Advisors and chairman of the South African Institute of International Affairs. Mr. Phaswana is also vice chairman of the World Wide Fund for Nature in South Africa, vice chairman of the South Africa Foundation and honorary president of the Cape Town Press Club. He was recently appointed as chairman of Transnet.

Doctor Rachel Jafta, who joined the Naspers group in 2003, is a senior lecturer in economics at the University of Stellenbosch. She is a member of the South African Economic Society and the New York Academy of Science. Dr Jafta is also a trustee of the Don Caldwell Trust and the Helen Suzman Foundation and a member of the South African Institute of Race Relations.

Senior Management

Salie de Swardt has been with the Naspers group for 35 years. Mr. de Swardt was previously the editor of Finansies & Tegniek, Beeld and the chief executive for Media24 magazines. He is a member of the management committee of the Print Media Association of South Africa. Mr. de Swardt is the chief executive officer and a director of Media24.

Hein Brand joined the Naspers group in 1998 as finance executive. He is a former financial director of Bonnita (Pty) Ltd. He was appointed to the position of chief executive officer and a director of Via Afrika in 2002 after having served as financial director of Media24 since 2000.

Cobus Stofberg began his affiliation with the Naspers group in 1985. He has held a variety of positions, including chief operating officer, within the MIH Holdings group of companies. Prior to this, Mr. Stofberg served as director of NetHold, NetMed and NetHold group companies. Currently, he is chief executive officer and a director of Myriad.

Steve Ward joined the Naspers group in 2000. Prior to this, Mr. Ward was a partner with PricewaterhouseCoopers for 13 years, where he advised multinational companies. He is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Dutch Registered Accountant. Mr. Ward is chief financial officer of MIH Holdings and a director of MIH BV and several other group companies, and serves as an alternate director for SuperSport and M-Net.

Andre Coetzee has been a legal advisor to the MIH group and associated companies since 1985. Before joining the Naspers group, Dr. Coetzee was a partner at Mallinicks Attorneys from 1984 to 1999. In June 1999 he became the MIH group’s general counsel.

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

Nolo Letele joined M-Net in 1990 and has held a number of senior positions within the MIH group. Prior to that he was a broadcasting engineer at the Lesotho National Broadcasting Service. Currently he is CEO of MultiChoice South Africa.

Jan Malherbe joined the Naspers group in 1983 as Group Human Resource Manager, and has held a number of senior positions within the Media24 group. He is a director of Media24 and other companies within the group. Currently he is CEO of Media24 Newspapers.

Patricia Scholtemeyer began her career with the Naspers group in 2000 as the publisher of Media24’s woman’s magazines. Prior to joining the Naspers group, she was chief executive of trade and business titles at Johnnic Communication Limited. Currently she is CEO of Media24 Magazines, a division of Media24.

6.B.	Compensation

Directors

The individual non-executive directors of Naspers received the following compensation during fiscal 2004:

Non-executive Directors	Directors fees	Committee(1) and trustee(2) fees	Total
	R’000	R’000	R’000

Ton Vosloo(3),(4),(5),(9)	1,325	—	1,325
Jeff Malherbe(3),(4),(8)	187	50	237
Boetie van Zyl(3),(4), (5)	573	315	888
Prof. Elize Botha(4)	200	—	200
Leepile Taunyane(4), (8)	83	—	83
Lourens Jonker	100	44	144
Neil van Heerden	100	105	205
Ben van der Ross	100	46	146
Prof. Jakes Gerwel(3), (4), (6)	417	68	485
Prof. Hein Willemse	100	12	112
Adv. Francine-Ann du Plessis(7)	42	31	73
Dr. Rachel Jafta(7)	42	—	42
Fred Phaswana(7)	42	—	42
Total	3,311	671	3,982
___________

(1)	Committee fees for attendance at the audit and risk management, human resources and nomination, budget and executive committee meetings of the board.

(2)	Trustee fees include fees for attendance at the various retirement fund trustee meetings of the group’s retirement funds, as well as for the attendance at Welkom trustee meetings.

(3)	Directors’ fees include fees for services as directors of Media24.

(4)	Directors’ fees include fees for services as directors of Via Afrika.

(5)	Directors’ fees include fees for services as directors of MIH Holdings and MIH BV.

(6)	Directors’ fees include fees for services as directors of Educor Holdings Limited.

(7)	Advocate Francine-Ann du Plessis, Fred Phaswana and Doctor Rachel Jafta were appointed to the Naspers board of directors on October 23, 2003.

(8)	Jeff Malherbe and Leepile Taunyane retired from the Naspers board of directors on August 29, 2003, having reached the compulsory retirement age for directors.

(9)	Fees for Ton Vosloo also include payments in connection with him acting as trustee and chairperson of the pension funds and share incentive trusts of the Naspers group, acting as a member and chairperson of board committees of several group companies and representing Naspers and its board of directors in other respects from time to time.

The individual executive directors of Naspers received the following salary, bonuses and related benefits compensation during fiscal 2004:

Executive directors	Salary	Bonuses	Pension and medical benefits	Total

	R’000	R’000	R’000	R’000

Koos Bekker	—	—	—	—
Steve Pacak	1,611	1,800	187	3,598

Mr. Bekker does not qualify for any salary or bonuses. He receives a share allocation under Naspers’ share incentive scheme. Mr. Bekker’s current contract was approved by the shareholders in general meeting on August 30, 2002, and will expire on September 30, 2007. Mr. Pacak qualifies for salary and bonuses, as well as share allocations under the Naspers’ share incentive scheme. Details in respect of the participation by the executive directors of Naspers in scheme shares in the Naspers share incentive scheme as at March 31, 2004 are as follows:

Name	Date of Grant	Number of Class N ordinary shares	Purchase Price Per Share (Rand)	Future Vesting Date

Koos Bekker	October 1, 2002	817,470	22.39	October 1, 2005
	October 1, 2002	817,470	23.35	October 1, 2006
	October 1, 2002	817,471	24.50	October 1, 2007
	December 17, 2002	745,426	29.09	December 17, 2005
	December 17, 2002	745,426	30.37	December 17, 2006
	December 17, 2002	745,428	31.54	December 17, 2007
Steve Pacak (1),(2)	January 2, 2003	166,666	23.50	January 7, 2006
	January 2, 2003	166,666	23.50	January 7, 2007
	January 2, 2003	166,668	23.50	January 7, 2008

(1)	Historically SJZ Pacak has been a participant under the MIH Holdings, the M-Net and SuperSport Share Incentive Schemes. Pursuant to corporate actions, which resulted in the underlying shares in these schemes becoming Naspers Class N ordinary shares, a total of 141,197 Naspers Class N ordinary shares have been allocated to SJZ Pacak in the MIH Holdings scheme with vesting periods until February 15, 2007; a total of 5,805 Naspers Class N ordinary shares have been allocated to SJZ Pacak in the M-Net scheme with vesting periods until August 26, 2004; and a total of 7,424 Naspers Class N ordinary shares have been allocated to SJZ Pacak in the SuperSport scheme with vesting periods until August 26, 2004

(2)	Subsequent to March 31, 2004, SJZ Pacak received an allocation of 100,000 Naspers Class N ordinary shares on September 9, 2004. The purchase price of the shares was R50.00 per share and vesting is taking place in three equal tranches on September 9, 2007, September 7, 2008 and September 7, 2009.

___________

Senior Management

The aggregate salary, bonus and related benefits compensation paid by Naspers and the amount set aside by Naspers to provide pension, retirement and similar benefits to the named senior management and exective directors as a group during fiscal 2004, was as follows:

Rand*

Salaries	28,233,590
Bonuses	14,064,700
Retirement and medical benefits	4,180,830
Total	46,479,120
___________

*	Mr. Katz, who was a member of senior management during fiscal 2004, is no longer a member of the senior management of the Naspers group. Any salary, bonus or related benefits received by him during fiscal 2004 up until March 31, 2004, are excluded in this table. Subsequent to the finalization and publishing of the annual financial statements, Messrs Malherbe and Letele and Ms Scholtemeyer have been included in the senior management group and their salary, bonus and related benefits have been included in this table.

The human resources and nomination committee of the Naspers’ board have approved a bonus incentive scheme for senior executives of Naspers. These bonus payments are based on performance objectives and are formally authorized by this committee.

6.C.	Board Practices

See "Item 6.A. Directors and Senior Management" for a description of the terms for which the individual directors have held office.

Non-executive directors that are not re-elected will receive no additional benefits upon the termination of their appointment. The directors’ service contracts, as well as Mr. Bekker’s contract, do not provide for any pre-determined compensation as a result of termination.

Audit and risk management committee

The members of the audit and risk management committee during fiscal 2004 were Mr. JJM van Zyl (Chairperson), Mr. LN Jonker (retired on November 12, 2003) and Mr. NP van Heerden and Advocate F du Plessis (appointed on November 12, 2003). During fiscal 2004, the audit and risk management committee held three meetings.

The responsibilities of this committee include risk management, as well as compliance with the JSE Securities Exchange South Africa, the SEC and the Nasdaq requirements. A board-approved charter, which defines the committee’s mandate and responsibilities, has been adopted. The main responsibilities of the committee are to:

-	review and recommend to the board the company’s annual reports, including the annual report on Form 20-F, interim and provisional reports;

-	review and make recommendations to the board relating to the viability of the group companies and the group as an ongoing concern;

-	receive, review and discuss the external auditors’ reports;

-	evaluate and approve the external auditors’ plans, scope of findings and reports;

-	evaluate the effectiveness of the internal auditing function, including its purpose, activities, scope, adequacy and costs, and approve the annual internal audit plan and any material changes thereto;

-	evaluate procedures and systems (including, without limitation, internal controls, disclosure control and procedures, and information systems) introduced by management, ensuring that these are functioning effectively;

-	review and approve the activities, scope, adequacy and effectiveness of the company’s risk management and associated regulatory procedures;

-	ensure compliance with the group’s code of ethics as well as the code for financial officers;

-	determine the principles for the use of the external auditors for non-audit services;

-	evaluate legal matters which may affect the financial statements, and

-	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal control or auditing matters.

The chairman and members of this committee are all non-executive directors. The committee meets at least three times a year with members of executive management, as well as with the internal and external auditors. Both the internal and external auditors have unrestricted access to this committee. It is a duty of the audit committee to ensure that the independence of the external auditor is not impaired. A policy regulating non-audit services provided by the external auditors has been adopted.

6.D.	Employees

General

As of March 31, 2004, Naspers and its subsidiaries had 9,959 full-time employees and 2,433 part-time employees. As of March 31, 2004, approximately 17.5% of Naspers’ employees in South Africa were represented by trade unions. Naspers believes that its labor relations are satisfactory. The following table relates to the employees employed by Naspers and its subsidiary companies.

	2002		2003		2004
	Permanent	Temporary	Permanent	Temporary	Permanent	Temporary
Subscriber platforms
- Pay-television	1,317	197	1,328	577	1,497	261
- Technology	851	27	223	15	283	16

- Internet	1,337	182	1,417	193	871	180
Print media	5,217	319	5,187	1,065	5,068	1,146
Book publishing and private education
- Education	1,469	1,269	1,167	763	1,221	662
- Books	865	303	871	238	1,019	168
Total	11,056	2,297	10,193	2,851	9,959	2,433

Regulation of the South African Labor Market

In 1994, the South African government embarked on a program to reform South African labor laws. The primary purpose of the reforms was to secure greater protection for employees. The core of the new labor law framework is the Labour Relations Act, 1995 (the "Labour Relations Act") which governs relations between employees and management.

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

The Labor Relations Act has been extensively amended with effect from August 1, 2002. The most notable amendments are the right to strike in opposition of large retrenchment exercises and a more employer-friendly dispensation on compensation for unfair dismissal. The amendments also create presumptions in favor of "independent contractors", making it possible for them to claim rights as employees. The amendments also seek to clarify the transfer of contracts of employment in the case of transfers of a business, trade or undertaking as a going concern.

In December 1998, new minimum labor standards legislation in the form of the Basic Conditions of Employment Act, 1997 came into force in South Africa. The most important rights granted to employees by the Basic Conditions are:

•	the reduction of maximum ordinary hours of work from 48 to 45 hours per week;

•	the increase in the rate of pay for overtime from time plus one-third to time plus one-half, except on Sundays and public holidays where the rate is doubled;

•	the introduction of minimum daily (12 continuous hours) and weekly (36 continuous hours) rest periods;

•	the requirement that night workers should receive a special night shift allowance or other compensation and transport facilities;

•	the increase of the minimum annual period of paid leave to 15 working days;

•	the increase of maternity leave to 4 consecutive months (the payment of maternity benefits are determined by the Minister of Labor subject to the provisions of the Unemployment Insurance Act 1966);

•	the requirement that employees be granted family responsibility leave (in the event of a birth or death in the immediate family or illness of a child) of at least three days per year; and

•	the introduction of minimum notice periods for termination of employment.

The Basic Conditions of Employment Act also provide for mandatory compensation in the event of termination of employment for operational reasons. This Act was amended with effect from August 1, 2002, to

•	regulate the extension of overtime by collective agreement;

•	regulate the payment of contributions to benefit funds;

•	provide for the determination of categories of payment to calculate remuneration;

•	provide for employees whose contracts of employment terminate due to insolvency to receive severance pay; and

•	specify circumstances under which ordinary hours of work can be varied.

On March 24, 2003, the threshold of earnings for employees outside the scope of the Acts was increased to Rand 115,572 per annum. In addition, in a new regulation published on July 1, 2003, the term ‘remuneration’ is redefined to include certain benefits and allowances, thereby increasing the levels of notice pay, leave pay and severance pay payable under this Act.

The Employment Equity Act, 1998 (the "Employment Equity Act") requires certain designated employers, including employers who employ 50 or more employees, to promote equal opportunity and fair treatment by eliminating unfair discrimination and to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforces of the designated employers. Designated employers are required to implement an employment equity plan designed to achieve reasonable progress towards such employment equity. The Employment Equity Act empowers the Director General of the Department of Labour and labor inspectors, through inspections, reviews and the referral of contraventions to the Labour Court, to enforce the employment equity obligations contained in the Employment Equity Act. In the event of a referral to the Labour Court, the Labour Court may make any appropriate order including an order:

•	requiring the employer to comply with the provisions of the Employment Equity Act,

•	requiring the employer to pay compensation or damages by an employer to an employee in certain circumstances; and

•	imposing monetary fines up to a maximum of Rand 900,000 for contraventions of certain provisions of the Employment Equity Act.

The Skills Development Act, 1998 and the Skills Development Levies Act, 1999 provide for compulsory contributions by employers to Sector Educational and Training Authorities at a rate of 1.0% of an employer’s total expenditure on wages and salaries.

6.E.	Share Ownership

Almost all of Naspers’ executive directors and senior management participate in the Naspers' share incentive scheme. A number also participate in one or more of the various share incentive schemes Naspers operates at a subsidiary level, most notably the MIH Holdings and MIH (BVI) Limited share incentive schemes. Pursuant to a resolution of Naspers shareholders taken on September 3, 2004, the total number of Class N ordinary shares, having regard to the number of Class N ordinary shares allocated to but not yet released to participants under the various share incentive schemes, shall not in the aggregate at any given time exceed 11% of the total issued Class N ordinary shares then in issue.

The trustees of the share incentive schemes may at any time, with the agreement of the beneficiaries, cancel any acquisition of scheme shares to the extent that delivery of the scheme shares has not yet occurred. In circumstances where the acquisition price (as defined in the share scheme) of scheme shares is substantially higher than the current market price thereof, the trustees may in their discretion determine that the current awards no longer serve as an incentive to beneficiaries and that they should be cancelled as permitted by the share scheme.

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

In April 2004, upon completion of the schemes of arrangement between Naspers, M-Net and SuperSport, the rights granted to employees to purchase M-Net and SuperSport ordinary shares under the Electronic Media Network Limited Share Trust and SuperSport International Holdings Limited Share Trust respectively, were converted into a right to purchase one Class N ordinary share for every 4.5 M-Net/SuperSport linked unit an employee would otherwise have been entitled to acquire. The Electronic Media Network Limited Trust and SuperSport International Holdings Limited Share Trust deeds have been amended to reflect the changes to each share scheme resulting from the scheme of arrangement.

The aggregate number of Class N ordinary shares allocated to the executive directors and senior management, participating in the group’s share incentive plans at March 31, 2004 was 15,481,027 at purchase prices ranging from Rand 6.25 to Rand 41.50 and vesting periods until February 25, 2009.

Naspers Share Incentive Scheme

Pursuant to the deed constituting the Naspers Limited Share Trust, Naspers established the Naspers Limited Share Scheme on August 14, 1987, and appointed trustees to administer the share scheme. The share scheme is intended to provide an incentive to Naspers’ employees, by giving them an opportunity to acquire Class N ordinary shares. Voting control for the Naspers share trust is exercised by two trustees. They are non-executive directors of Naspers and are not allowed to participate in the share incentive scheme. Naspers may allocate to the Naspers Limited Share Trust a number of Class N ordinary shares which represent in aggregate, no more than 11% of the total number of issued Class N ordinary shares. These shares become "scheme shares" for the purpose of the share scheme and an amount equal to the total consideration payable in respect of the scheme shares is advanced by Naspers to the trust on the basis of an interest-free loan.

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

MIH (BVI) Limited Share Incentive Scheme

Pursuant to the deed constituting the MIH Limited Share Trust, MIH Limited established the MIH Limited share scheme on March 25, 1999, and appointed trustees to administer the share scheme. MIH Limited could allocate to the trust a number of Class A Ordinary Shares which represented, in aggregate, no more than 10% of the total issued share capital of MIH Limited. Voting control for the trust was exercised by the trustees who were independent of the Naspers group. Class A ordinary shares which were allotted to the Trust for the purpose of the share scheme become "scheme shares" and an amount equal to the total consideration payable in respect of the scheme shares was advanced by MIH Limited to the Trust as an interest-free loan. Under the share scheme, the trustees offered or granted options in respect of MIH Limited shares to selected employees at a price determined by the trustees in accordance with the provisions of the trust deed, which price was the market value on the day on which an offer was made to an employee. The employees were selected and the number of shares was determined by the compensation committee of the MIH Limited board, which advised the trustees accordingly.

Each offer sets forth the terms on which it could be accepted. The time period for acceptance was usually within 14 days from the date of the offer, and the maximum period which could be allowed for the payment of the purchase price was 5 years and 105 days from the effective date of the offer (where a beneficiary was a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the effective date of the offer (in the case of all other beneficiaries). Under the share scheme, the purchase price could not be paid before the third and fourth anniversaries, respectively, of the date on which the offer was made and then not in respect of more than one-third and two-thirds respectively of the shares subject to the offer. After the fifth anniversary of the offer date, the purchase price could be paid in respect of all the shares subject to the offer. The trustees could, however, in their discretion allow earlier payment dates.

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

Upon completion of the merger between MIH Limited and MIH (BVI) Limited as part of Naspers’ 2002 reorganization, the share scheme and the underlying trust deed were amended so that, among other things, the shares in MIH Limited held by the trustees were exchanged for Class N ordinary shares and Naspers ADSs, and the name of the trust was changed to the MIH (BVI) Limited Share Trust. The rights of participating employees to acquire Class A ordinary shares in MIH Limited have been substituted by rights to acquire either Class N ordinary shares or Naspers ADSs in the manner set out above. The trustees may offer or grant options in respect of Class N ordinary shares or Naspers ADSs to selected qualifying employees.

On July 1, 2003 the trustees gave all MIH Limited share scheme participants an opportunity to convert their Naspers ADSs, listed on Nasdaq and payable in U.S. dollars, to Class N ordinary shares listed on the JSE Securities Exchange South Africa and payable in Rand, and their Class N ordinary shares payable in U.S. dollar to being payable in Rand.

MIH Holdings Share Incentive Scheme

The MIH Holdings share scheme, which operates in a similar manner to the MIH (BVI) Limited share scheme, was amended upon completion of the Naspers 2002 reorganization so that the shares underlying the scheme are currently Class N ordinary shares in Naspers rather than shares in MIH Holdings.

The MIH Holdings share trust has three trustees; one is a non-executive director of Naspers, one is an executive director of Naspers and one is independent of the Naspers group. Voting control is exercised by the trustees.

SuperSport Share Incentive Scheme

Pursuant to the Naspers 2002 reorganization, SuperSport received Class N ordinary shares which it distributed to its shareholders by way of a capital reduction, in the ratio of 4,2365 Class N ordinary shares for every 100 SuperSport shares. SuperSport share incentive scheme participants also participated in the distribution of Class N ordinary shares in proportion to the SuperSport options they already held on the distribution date.

The SuperSport Share Incentive Scheme was amended upon completion of the scheme of arrangement in April 2004, so that the shares underlying the scheme are currently Class N ordinary shares in Naspers rather than shares in SuperSport International Holdings Limited.

The SuperSport Share Trust has two trustees; one is an executive director of Naspers and one is independent of Naspers. Voting control is exercised by the trustees.

M-Net Share Incentive Scheme

The M-Net Share Incentive Scheme was amended upon completion of the scheme of arrangement in April 2004, so that the shares underlying the scheme are currently Class N ordinary shares in Naspers rather than shares in M-Net.

The M-Net Share Trust has three trustees; one is a non-executive director of Naspers, one an executive director of Naspers and one is independent of Naspers. Voting control is exercised by the trustees.

Share Holdings

The directors of Naspers beneficially and non-beneficially owned the following interests in Class A and Class N ordinary shares as of March 31, 2004:

	Class N ordinary shares	Class A ordinary shares

Ton Vosloo	438,850	—
Koos Bekker	3,847,510(1)	—
Steve Pacak	414,034(2)	—
Boetie van Zyl	150,319	745
Prof. Elize Botha	15,280	—
Lourens Jonker	96,000	—
Neil van Heerden	1,300	—
Ben van der Ross	—	—
Prof. Jakes Gerwel	—	—
Prof. Hein Willemse	—	—
Adv. Francine-Ann du Plessis	—	—
Dr. Rachel Jafta	—	—
Fred Phaswana	—	—
Directors as a group	11,830,434 (3)	570,089(4)
__________

(1)	This includes 3,847,510 vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(2)	This includes 200,000 vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(3)	This includes 6,867,141 Class N ordinary shares (excluding the shareholdings listed in note 1 and 2 above) held by the Naspers Share Incentive Trust, which shares may be considered to be beneficially owned by two directors of Naspers since those directors are also trustees of the Naspers Share Incentive Trust. In terms of the regulations of the JSE Securities Exchange SA, the Naspers Share Incentive Trust is prohibited from voting in respect of certain types of shareholder resolutions.

(4)	This includes the 569,344 Class A ordinary shares held by Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited, which shares may be considered to be beneficially owned by certain directors of Naspers since those directors also are the directors of such entities and have voting power over these shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Naspers' capital stock consists of Class A ordinary shares and Class N ordinary shares. Certain Class N ordinary shares are represented by ADSs. As of March 31, 2004, Naspers had 712,131 Class A ordinary shares outstanding and 296,816,639 Class N ordinary shares outstanding. Subsequent to March 31, 2004, Naspers issued 17,532,061 Class N ordinary shares as consideration to the minority shareholders of M-Net and SuperSport in terms of the schemes of arrangement entered into.

The Class N ordinary shares are listed on the JSE Securities Exchange South Africa and carry one vote per share on a poll. Naspers ADSs are listed on the Nasdaq National Market in the United States, and holders of ADSs are entitled to the voting rights of the underlying Class N ordinary shares, subject to certain terms of the ADSs relating to voting procedures. The Class A ordinary shares are not listed on any stock exchange and carry 1,000 votes per share on a poll. The holders of the Class A ordinary shares collectively hold 70.6% of Naspers’ total voting rights. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of Class A ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of Class A ordinary shares. The members of the boards of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are also members of the board of directors of Naspers Limited. Therefore, Naspers’ board will determine to a large extent the outcome of any shareholder votes. Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited do not, however, have any common directors.

The following table presents, as of August 31, 2004, the beneficial ownership of each class of Naspers’ ordinary shares by each person or entity which, to Naspers’ knowledge, owns more than 5% of either class of its ordinary shares, and all of Naspers’ directors and executive officers as a group.

Unless otherwise indicated, to Naspers’ knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent applicable law gives spouses shared authority.

BENEFICIAL OWNER	NUMBER OF CLASS A ORDINARY SHARES	PERCENTAGE OF CLASS A ORDINARY SHARES	NUMBER OF CLASS N ORDINARY SHARES	PERCENTAGE OF CLASS N ORDINARY SHARES	TOTAL VOTING PERCENTAGE

Old Mutual Asset Managers(1)	—	—	24,359,088	7.75%	2.37%
Sanlam Investment Management(1)(2)	—	—	19,531,916	6.21%	1.90%
Finsource/Coronation Asset Managers(1)	—	—	30,083,516	9.57%	2.93%
Public Investment Commission(1)	—	—	28,191,540	8.96%	2.75%
Naspers Beleggings Limited(3)	350,000	49.15%	—	—	34.10%
Keeromstraat 30 Beleggings Limited(3)	219,344	30.80%	—	—	21.37%
Sanlam Investment Management (2)	122,250	17.17%	—	—	11.91%
Directors and executive officers as a group	745	0.10%	11,830,434	3.76%	1.15%
Total	692,339	97.22%	113,996,494	36.26%	77.88%
___________

(1)	Asset managers whose shareholdings vary between fiscal years based upon their own portfolio management activities.

(2)	Mr. J. J. M. van Zyl and Adv. F du Plessis, both Naspers directors, are also directors of Sanlam Limited, the holding company of Sanlam Investment Management (Pty) Limited. Five directors of Sanlam Limited, including Adv. du Plessis, are also directors of Sanlam Investment Management (Pty) Limited, a subsidiary of Sanlam Limited. Mr. van Zyl is not a director of Sanlam Investment Management (Pty) Limited.

(3)	Public companies controlled by certain directors of Naspers.

The shareholders listed above do not have different voting rights than other shareholders of the same respective class.

On June 30, 2004, the Naspers Share Trust owned 3.46% of the Class N ordinary shares. As a result of the M-Net/SuperSport delisting completed in April 2004, the Naspers Share Trust’s shareholding was reduced to 3.46% due to an increase in the aggregate number of Class N ordinary shares in issue.

The board of directors of Naspers is not currently aware of any arrangements which may result in a change of control of Naspers.

As at the end of May 2004, as far as it has been practicable for Naspers to ascertain, there were no beneficial U.S. holders of Class A ordinary shares and there were 206 beneficial U.S. holders of Class N ordinary shares, totaling 25,846,854 shares. The main reason for this decrease in shareholding since June 30, 2003, when Naspers reported that there were 679 beneficial U.S. holders of Class N ordinary shares, is that the total non-South African shareholders were mistakenly reflected as beneficial U.S. holders. A subsequent survey by an independent company confirmed that there were 206 beneficial U.S. holders of Class N ordinary shares at the end of May 2004.

7.B.	Related Party Transactions

Channel Distribution Arrangements

Pursuant to channel distribution agreements between MultiChoice South Africa, MultiChoice Africa and M-Net, MultiChoice South Africa and MultiChoice Africa have the rights to distribute the M-Net channels by analog and digital distribution systems and the right to license the reception and distribution of, and to market, the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net, a joint venture company of Naspers, provides the M-Net, KykNET, K-TV, Channel O and Movie Magic channels and has obtained the rights to pay-television broadcast in many areas of Africa of movies from major movie studios, including Disney, Warner Brothers, Columbia Pictures, Sony, Miramax, Fox, Universal, MCA, Paramount, MGM and DreamWorks. Pursuant to the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay M-Net fees based on subscriber numbers.

Through the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa also have the rights to distribute one of the sports channels and certain sports programming which are provided by SuperSport. SuperSport provides its remaining channels directly to MultiChoice South Africa and MultiChoice Africa. SuperSport has obtained the rights to broadcast certain South African cricket leagues, major international cricket events and the English FA Premier League. SuperSport has also obtained rights to broadcast the South African rugby leagues and major international rugby events. Cricket, rugby and football are three of the most popular sports in South Africa. Pursuant to the channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay SuperSport fees based on subscriber numbers. During the fiscal years ended March 31, 2004, 2003 and 2002, these amounts paid to M-Net and SuperSport totaled approximately Rand 1,693.2 million, Rand 1,699.4 million and Rand 1,484.1 million, respectively.

Tencent Holdings Limited

A fee of U.S. $705,000 was paid for consultancy services provided to Tencent to certain companies owned or controlled by the founding shareholders of Tencent during the 2004 fiscal year. The group also entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive license to a group company to use, and to authorize its affiliates ("the operators") which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using these proprietary information. The agreement is for a term of 15 years and expires in 2017. Two further supplementary agreements granted a group company the right to use any licensed mobile downloaded images developed by Tencent. The operators were further granted a sole and exclusive license to use certain trademarks and other intellectual property belonging to Tencent. During the 2004 financial year, no license fees were paid to Tencent, as the operators had not generated any revenue from the provision of these services.

On January 1, 2003, Sportscn entered into a co-operation agreement with Tencent Technology (Shenzhen) Company Limited ("TTL") to develop a SMS channel. TTL is entitled to 40% of the revenue generated. This contract expires on December 31, 2004. During the 2004 financial year, payments of approximately RMB0.7 million were made to Sportscn under this agreement.

Tencent entered into consultancy contracts with Fat Yue Holdings Limited, a company owned by one of the founding members of Tencent, and Surge Ahead Limited, a company jointly owned by the founding members. These contracts were in effect from September 2002 to July 2003 and from July to December 2003, respectively. Pursuant to these contracts, Fat Yue Holdings Limited and Surge Ahead Limited are required to provide technical research and development consultancy services to Tencent. The company paid a total consideration of approximately RMB1.1 million and approximately RMB1.6 million to Fat Yue Holdings Limited and Surge Ahead Limited, respectively. These contracts have not been renewed.

Loans

On September 28, 2004, MultiChoice Africa Limited entered into a Consolidated Loan Agreement, a Sales of Shares Agreement in MultiChoice Nigeria Limited and a Pledge and Cession Agreement with Mr. Ogunsanya, a shareholder and director of MultiChoice Nigeria Limited, whereby MultiChoice Africa has lent Naira 689.6 million (approximately U.S. $5.2 million) to Mr. Ogunsanya for among other things to purchase a further 10% shares in MultiChoice Nigeria Limited. The loan bears interest at a rate of 10.22% per annum. The Consolidated Loan Agreement supercedes the Loan Agreement of June 14, 2002 between the parties. Mr. Ogunsanya has ceded all future dividends relating to his shares in MultiChoice Nigeria Limited (which represent a 21% interest in MultiChoice Nigeria Limited) as security for the repayment of such loans.

An advance of U.S. $0.4 million was made during the 2004 financial year to a minority shareholder in MultiChoice Ghana Limited ("MGL"). The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL.

M-Net and SuperSport

On March 31, 2003, M-Net and SuperSport ceded forward exchange contracts ("FECs") totaling U.S. $49.9 million at no consideration to the group. The FECs ceded are at an average rate of Rand 12.16 to the U.S. dollar and mature between November 28, 2003 and March 31, 2005.

Sanlam

In addition to being a director of Naspers, Mr. van Zyl and Adv. du Plessis are non-executive directors of Sanlam Limited. Sanlam Limited has two operating subsidiaries that provide certain services to Naspers in the ordinary course of business, namely, Santam Limited and Sanlam Investment Management (Pty) Limited. Santam Limited provides reinsurance services in respect of insurance policies taken out by Naspers to cover general business risks and certain motor vehicle insurances. Sanlam Investment Management (Pty) Limited holds 17.17% of Class A ordinary shares. Sanlam Investment Management (Pty) Limited provides asset management services in respect of Naspers’ pension funds. Mr. van Zyl and Adv. du Plessis are not directors of Santam Limited. Adv. du Plessis is a director of Sanlam Investment Management (Pty) Limited. Mr. Vosloo, the chairman of Naspers, was previously also non-executive chairman of Sanlam Limited, but resigned on June 2, 2004.

ABSA

In addition to being a director of Naspers, Mr. Jonker is also a non-executive director of ABSA Bank Limited. ABSA provides certain banking services, including the granting of facilities and loans, to Naspers. The services provided are neither material to Naspers nor to ABSA and are provided on customary terms.

FirstRand Limited

In addition to being a director of Naspers, Mr. Van der Ross is also a non-executive director of FirstRand Limited. FirstRand provides certain banking services, including the granting of facilities and loans, to Naspers. The services provided are neither material to Naspers nor to FirstRand and are provided on customary terms.

Atlas Properties

In addition to being a director of Naspers, Mr. Van Zyl is also a non-executive director of Atlas Properties Limited ("Atlas"). Atlas provides certain property services to Naspers. The services provided are neither material to Naspers nor to Atlas and are provided on customary terms.

Other

In addition to the foregoing, the Naspers group has entered into other transactions and has other balances with related parties, including equity investors, directors, shareholders and entities under common control. These transactions are summarized in note 14 to Naspers’ audited consolidated financial statements.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

See "Item 18 for Naspers’ consolidated financial statements".

Legal Proceedings

Except as described below or elsewhere in this annual report, there are no legal or arbitration proceedings pending or threatened of which Naspers is aware involving Naspers which may have or have had a significant effect on the financial position of Naspers taken as a whole.

In September and October of 2001, NetMed Hellas, the group’s pay-television subsidiary in Greece, submitted before the First Instance Court of Athens petitions for provisional measures against various Greek League football teams and NetMed’s then competitors, Alpha Digital and AST. Subsequently, NetMed Hellas and its related company, MultiChoice Hellas, brought additional actions in the First Instance Court of Athens at various times throughout 2001 and 2002. These legal proceedings were commenced because the football teams named in the proceedings terminated their respective exclusive broadcasting rights agreements with NetMed Hellas, and, entered into similar broadcasting contracts with Alpha Digital and AST.. NetMed Hellas and MultiChoice Hellas sought to enforce the exclusive broadcasting rights agreements and to recover compensatory and punitive damages based on the illegal termination of the agreements. Alpha Digital and Athlitiki Enossis Konstantinoupoleos ("AEK"), a Greek football team, brought counterclaims against NetMed Hellas and MultiChoice Hellas, seeking to force NetMed Hellas and MultiChoice Hellas to acknowledge the validity of the termination of the broadcasting rights agreements.

Subsequently, AEK renounced the claims and counterclaims filed by it against NetMed Hellas and entered into an exclusive broadcasting agreement with NetMed Hellas. AEK acknowledged its indebtedness to MultiChoice Hellas and NetMed Hellas as a result of prepayments and penalties under the broadcasting rights agreements and has cooperated with NetMed Hellas and MultiChoice Hellas in order to determine the exact amount of such indebtedness. Also, in 2003, NetMed Hellas, MultiChoice Hellas, Alpha Digital and AST settled the disputes between them. Each of the parties, as part of the settlement, waived and renounced all claims relating to the termination of the broadcasting rights agreements. The claims of NetMed Hellas and MultiChoice Hellas against the various football teams including AEK, however, have not been settled and proceedings against them continue.

On March 12, 2003, Liberty Media Corporation advised the group that it is seeking indemnification under the sale agreement dated August 27, 2002 for a claim that OpenTV received in terms of an arbitration demand from Thomas Weisel Partners LLC ("Weisel"). Weisel has claimed that OpenTV Inc. was required to pay Weisel a fee of approximately U.S. $1.9 million in connection with OpenTV’s acquisition of Wink Communications Inc. It is understood that OpenTV is defending itself against Weisel’s claim.

Touchline Media (Pty) Ltd, a subsidiary of Media24, is a defendant in a defamation claim for damages for an amount of Rand 12 million (increased from previous Rand 8 million). The claim results from articles and statements published in a magazine. The action is currently pending before a South African court.

On July 26, 2002, NetMed, Myriad and Fidelity, among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S.

$5,000,001 plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed upon period and accordingly NetMed and Myriad believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and Myriad initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and Myriad. Fidelity also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of Myriad claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration has been part heard, but the South African proceedings have been discontinued pending the conclusion of the arbitration.

On November 22, 2001 David Zietsman, Gameplan International SA (Proprietary) Limited and Richard Clark launched proceedings against MultiChoice Africa, M-Net and Vodacom (Proprietary) Limited (the "Defending Companies"), for interdicts and damages arising from alleged breaches by the Defending Companies of confidentiality agreements relating to information which the plaintiffs maintain had been disclosed to MultiChoice Africa. MIH Holdings was joined as a defendant at a later stage in the proceedings. In the course of the litigation, the plaintiffs alleged that MultiChoice Africa personnel passed information to M-Net, MIH Holdings and OpenTV and that these companies used this information for their own benefit and to the detriment of the plaintiffs. The plaintiffs notified the Defending Companies on June 6, 2002 that they intend to increase the amount claimed from approximately Rand 2.9 million to approximately Rand 118 million. If such increase is formally effected and the claimants are fully successful in their action, then these proceedings may have a significant effect on the financial position of Naspers. However, the proposed increase has not yet been formally effected.

In December 2000, MultiChoice Hellas received a tax assessment for approximately Euro 5.4 million relating to the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance for Administrative Disputes found against the company. MultiChoice Hellas has appealed this decision.

A claim, first raised during fiscal 2003, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers (involving an amount of approximately U.S. $4.1 million) is pending before a Kenyan tax tribunal.

Call Centre Nucleus (Pty) Limited ("CCN") has claimed approximately Rand 13.5 million from M-Web Holdings arising out of the purchase by M-Web Holdings of a subscriber base from CCN. The matter has been referred to arbitration and a hearing is expected during 2004.

PaySmart Africa (Proprietary) Limited ("PaySmart") has claimed approximately Rand 10.4 million from M-Net and Endemol South Africa Limited ("Endemol") alleging that it would have realized this amount if M-Net and Endemol had granted it the rights to provide an SMS voting system for Big Brother Africa and Idols, two television shows, as contractually agreed in April 2003.

The Telecommunications Authority of Thailand ("TOT") has claimed approximately U.S. $4.4 million from UBC alleging a failure by the predecessor in title of UBC to pay for services rendered by TOT to the predecessor in title of UBC.

On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the "Prefecture") notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas’ license of establishment and operation (the "License"), on the ground that MultiChoice Hellas’ paid up share capital had fallen below one tenth of its total shareholders’ equity. The Prefecture refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas’ shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. The Prefecture’s refusal was based on an allegation that the resolution had not been passed by the requisite majority of MultiChoice Hellas shareholders. The notification included an invitation to MultiChoice Hellas to express its views on the intended revocation of the License at a hearing at the Prefecture. Prior to the hearing, MultiChoice Hellas, in the supreme administrative court of Greece, the Council of State, contested the Prefecture’s refusal to approve the shareholders’ resolution of March 13, 2003. MultiChoice Hellas’s contestation was supported by opinions from law professors, who are recognized as authorities on Greek corporate and administrative law. MultiChoice Hellas confirmed its views in the subsequent hearing at the Prefecture and in a memorandum filed with the Prefecture. Following the hearing, and in several subsequent meetings, the Prefecture has indicated that it will not revoke the License before dealing with the contestation pending before the Council of State. The Prefecture is considering whether or not formally to suspend its original intention to revoke the License, and if so, the duration of such suspension. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation.

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment.

An executive of M-Web has instituted action against the company for the enforcement of an oral bonus agreement which he alleges he concluded with the company on June 28, 2002. The executive claims that in terms of such agreement, M-Web agreed to pay him a bonus to the value of U.S. $1 million, comprising cash and shares. M-Web denies the existence of such agreement and is defending the action.

Dividend Policy

Either Naspers’ shareholders in general meeting or its board of directors may from time to time declare that final dividends and interim dividends are to be paid to one or more class or classes of shareholders. Naspers’ shareholders in general meeting may not declare a dividend in excess of the amount recommended by the board of directors.

Dividends are payable to persons registered as shareholders on a date determined by Naspers’ shareholders in a general meeting or by the board. This date may not be less than 14 days after the date of the publication of the announcement of the dividend, provided that the record date to receive the dividend is a Friday or, if the relevant Friday is not a business day, on the last preceding business day. Any dividend may be paid or satisfied, either in whole or in part, by the distribution of specific assets as the board may determine and direct.

Any dividend or other sum payable to a shareholder in respect of its shareholding may be transmitted by ordinary post to the address of the shareholder recorded in the register of shareholders or any other address provided in writing to Naspers by the shareholder. Naspers is not responsible for any loss that may occur when the dividend or other sum payable is transmitted to a shareholder.

Any unclaimed dividends may be invested or otherwise utilized by the board for Naspers’ benefit until claimed by the shareholder entitled to payment of the dividend. Unpaid dividends do not accrue interest. The board may declare forfeited any dividends not claimed after a period of 12 years or, if Naspers is to be liquidated or deregistered, a period of three years. Forfeited dividends revert to Naspers or its nominee.

Holders of Class A ordinary shares are entitled to nominal dividends as determined by the board from time to time. However, dividends declared to holders of Class A ordinary shares may not exceed more than one-fifth of the dividends declared to holders of Class N ordinary shares for the same period.

Naspers’ articles of association allow payments to be made to shareholders out of profits, share capital or share premium, subject to certain solvency and liquidity requirements being met by Naspers after such payment is made.

8.B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change in our business or financial condition has occurred since April 1, 2004.

ITEM 9.	OFFER AND LISTING

9.A.	Offer and Listing details

The following table presents the high and low closing sales prices and the average daily trading volume of Class N ordinary shares on the JSE Securities Exchange South Africa, and Naspers ADSs on Nasdaq in the United States for the periods indicated.

	Class N Ordinary Shares JSE			ADSs Nasdaq

	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(Rand)	(Rand)		(U.S. $)	(U.S. $)
Fiscal 2000
Year ended March 31, 2000	103.20	27.80	295,797
Fiscal 2001
Year ended March 31, 2001	82.00	24.60	318,187
Fiscal 2002
Year ended March 31, 2002	33.15	11.90	294,149
Fiscal 2003
First Quarter ended June 30, 2002	25.00	12.50	781,549
Second Quarter ended September 30, 2002	23.00	15.90	310,357
Third Quarter ended December 31, 2002	25.80	17.20	728,219	27.65	26.25	16,708
Fourth Quarter ended March 31, 2003	26.50	19.00	729,926	30.00	23.80	21,465
Year ended March 31, 2003	26.50	12.50	637,512	30.00	23.80	21,033
Fiscal 2004
First Quarter ended June 30, 2003	29.20	19.35	844,906	36.28	24.57	6,553
Second Quarter ended September 30, 2003	30.00	25.49	650,814	40.61	34.00	4,402
Third Quarter ended December 31, 2003	46.00	27.75	1,108,681	69.55	42.00	4,863
Fourth Quarter ended March 31, 2004	47.00	41.10	1,382,428	69.44	56.44	4,728
Year ended March 31, 2004	47.00	19.35	995,765	69.55	24.57	5,161
April 2004	49.50	43.30	1,528,060	75.00	67.01	1,675
May 2004	47.56	40.00	759,047	69.80	61.00	599
June 2004	48.90	44.20	660,774	75.00	68.25	1,400
July 2004	46.00	42.00	547,708	73.30	68.77	2,581
August 2004	48.96	43.51	667,522	73.63	68.50	559
September 2004 (through September 28, 2004)	52.00	68.00	582,376	80.60	72.69	603

9.C.	Markets

See "-9.A. Offer and Listing Details" above.

The principal trading market for Naspers’ Class N ordinary shares is the JSE Securities Exchange South Africa where the shares trade under the symbol "NPN". ADSs, each representing ten Class N ordinary shares, nominal value Rand 0.02 per share, were listed on Nasdaq on December 27, 2002 and trade under the symbol "NPSN".

ITEM 10.	ADDITIONAL INFORMATION

10.B.	Memorandum and Articles of Association

Naspers incorporates by reference the information called for by Item 10.B. set forth under "Description of Naspers Capital Stock" in its Registration Statement on Form F-4 (Registration number 333-100938) filed on November 1, 2002. Set forth below is additional information required by Item 10.B.

Naspers’ Purposes and Objects

Clause 2 of Naspers’ memorandum of association provides: "The main business which the Company is to carry on is: 'investment in entities with interests in print and electronic media, affiliated technological systems and in education'". Clause 3 of the Memorandum of Association further provides: "The main object of the Company is: 'to invest in entities with interests in print and electronic media, affiliated technological systems and in education'".

Conflict of Interest

Article 49 of Naspers’ articles of association provides that a director who discloses a material interest in a contract or arrangement with the company may, in accordance with the Companies Act, vote with respect to such contract or arrangement, provided that it does not relate to the regulation of an office held by the director for remuneration, or of a position held by the director with the company or a subsidiary of the Company.

Directors

Directors are granted the power to borrow from the company under Article 46 of Naspers’ articles of association. Under Article 50, Directors appointed prior to October 26, 2000 are required to vacate their offices upon reaching the age of seventy five years, and directors appointed after this date are required to vacate their offices upon reaching the age of seventy years. In each case the vacation of office is effective from the date of the annual general meeting held in the relevant year.

Dividends

For information on dividends, see "Item 8.A. Financial Information - Consolidated Statements and Other Financial Information".

The Shares

Shareholders’ Meetings

Under South African law, Naspers is required to hold an annual general shareholder meeting not more than nine months after the end of each financial year and not later than 15 months after the date of its most recent annual general shareholder meeting. The Listing Rules of the JSE Securities Exchange South Africa require that notice of an annual general shareholder meeting, accompanied by the consolidated financial statements to be considered at such meeting, be distributed to shareholders not later than six months after the end of each financial year. Nasdaq listing rules also require an annual shareholder meeting.

The board has the power to convene a general shareholder meeting at any time. In addition, the board must convene a meeting upon the request of at least 100 shareholders entitled to vote at general meetings or upon the request of shareholders holding not less than 5% of the votes entitled to be cast at general meetings. If the board fails to give notice of such meeting to shareholders within 14 days of receipt of the notice, the shareholders that requisitioned the general meeting or any portion of them numbering more than 50 or representing more than half of the total voting rights of all shareholders that requisitioned the meeting, may themselves on no less than 21 days’ notice convene a general meeting. Any two or more shareholders holding 10% or more of the total voting rights of Naspers as of the date of the request may convene a general meeting of Naspers’ shareholders without reference to the directors.

Naspers is required to provide at least 21 days’ notice of any annual general shareholder meeting or any general shareholder meeting where a special resolution is to be voted upon, and at least 14 days’ notice of all other general shareholder meetings.

Naspers’ articles of association require that any notice of general shareholder meetings be in writing and specify the place, date and time of the meeting and the matters to be considered. For such time as Naspers is primarily listed on the JSE Securities Exchange South Africa, any notice to shareholders must be given simultaneously to the Manager (Listings) of the JSE Securities Exchange South Africa.

A shareholder is entitled to appoint a proxy (which person is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general shareholder meeting, including the annual general shareholder meeting of Naspers in accordance with South African law.

Business may not be transacted at any general shareholder meeting, including the annual general meeting, unless a quorum is present. Unless the shareholders at a general meeting resolve that a higher quorum is required, under South African law shareholders holding not less than 25% of the total votes entitled to be cast at the general meeting are required to be present, in person or by proxy, to constitute a quorum for passing special resolutions, provided that if the rights of any specific class of share are amended or canceled, at least three shareholders holding at least one-third of the issued shares of that class must be present to constitute a quorum at a meeting of shareholders of that class called to approve such amendment or cancellation. In all other cases, three shareholders entitled to vote at the general meeting must be personally present at the general meeting to form a quorum.

Naspers applied for and received exemption from Nasdaq Marketplace Rule 4350(f) relating to quorum requirements, as Rule 4350(f) is contrary to generally accepted business practices in South Africa. The listing requirements of the JSE Securities Exchange South Africa rely on the quorum requirements for public companies as set out in the Companies Act, which requirements are set out in the paragraph above.

If a quorum is not present within 30 minutes from the time appointed for the general shareholder meeting to commence, the general meeting will stand adjourned to the same calendar day in the next week, or if that day is a public holiday, the next calendar day which is not a public holiday, at the same time and place.

Voting Rights

Under South African law, subject to any rights or restrictions attached to any class of ordinary shares, every shareholder present and entitled to vote as a member or as proxy or as a representative in the case of a body corporate member, at any shareholders’ meeting will have one vote if the vote is conducted by way of a show of hands. In the case of a poll, any holder of Class N ordinary shares present, in person or by proxy, will have one vote for each Class N ordinary share held by such shareholder, and holders of Class A ordinary shares present, in person or by proxy, will have 1,000 votes for every Class A ordinary share held by such shareholder. A "poll" is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

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

Dividends

Either Naspers’ shareholders in general meeting or its board of directors may from time to time declare that final dividends and interim dividends are to be paid to one or more class or classes of shareholders. Naspers’ shareholders in general meeting may not declare a dividend in excess of the amount recommended by the board.

Dividends are payable to persons registered as shareholders on a date determined by Naspers’ shareholders in a general meeting or by the board. This date may not be less than 14 days after the date of the publication of the announcement of the dividend, provided that the record date to receive the dividend is a Friday or, if the relevant Friday is not a business day, on the last preceding business day. Any dividend may be paid or satisfied, either in whole or in part, by the distribution of specific assets as the board may determine and direct.

Any dividend or other sum payable to a shareholder in respect of its shareholding may be transmitted by ordinary post to the address of the shareholder recorded in the register of shareholders or any other address provided in writing to Naspers by the shareholder. Naspers is not responsible for any loss that may occur when the dividend or other sum payable is transmitted to a shareholder.

Any unclaimed dividends may be invested or otherwise utilized by the board for Naspers’ benefit until claimed by the shareholder entitled to payment of the dividend. Unpaid dividends do not accrue interest. The board may declare forfeited any dividends not claimed after a period of 12 years or, if Naspers is to be liquidated or deregistered, a period of three years. Forfeited dividends revert to Naspers or its nominee.

Holders of Class A ordinary shares are entitled to nominal dividends as determined by the board from time to time. However, dividends declared to holders of Class A ordinary shares may not exceed more than one-fifth of the dividends declared to holders of Class N ordinary shares for the same period.

Naspers’ articles of association allow payments to be made to shareholders out of profits, share capital or share premium, subject to certain solvency and liquidity requirements being met by Naspers after such payment is made.

Changes in Share Capital

Subject to the provisions of the Companies Act, Naspers’ shareholders may by special resolution:

•	increase Naspers’ share capital by creating new shares having a stated par value, or increase the number of no par value shares by creating new no par value shares;

•	increase Naspers’ share capital constituted by no par value shares by transferring profits or reserves to the stated capital, with or without a distribution of shares;

•	consolidate and divide all or any part of Naspers’ share capital into shares of a larger amount than its existing shares, or consolidate and reduce the number of the issued no par value shares;

•	increase the number of Naspers’ issued no par value shares without an increase of its stated capital;

•	sub-divide all or some of Naspers’ shares into shares of a smaller amount than is fixed by Naspers’ memorandum of association;

•	convert all Naspers’ ordinary or preference share capital consisting of par value shares into stated capital constituted by no par value shares;

•	convert Naspers’ stated capital constituted either by ordinary or preference no par value shares into share capital consisting of par value shares;

•	cancel shares which, as of the date of the resolution in respect thereof, have not been taken up by or agreed to be taken up by any person, and diminish the amount of Naspers’ authorized share capital by the amount of the shares cancelled;

•	cancel no par value shares which have not been taken up or agreed to be taken up by any person;

•	convert any of Naspers’ shares, whether or not issued, into shares of another class;

•	subject to the Listing Rules of the JSE Securities Exchange South Africa, decrease its share capital, any share premium account, stated capital or capital redemption reserve fund; and

•	convert all or any of its paid-up shares into stock and reconvert such stock into paid-up shares.

The Listings Rules impose a number of requirements on Naspers to remain listed on the Main Board of the JSE Securities Exchange South Africa. The requirements mean, among other things that:

•	the subscribed capital, including reserves, must amount to at least Rand 25 million;

•	not less than 25 million equity shares must be in issue;

•	20% of each class of listed equity shares must be held by the public (as defined); and

•	the number of public shareholders (as defined), excluding employees and their associates, of listed securities must be at least 500 for equity shares, 50 for preference shares and 25 for debentures.

The Nasdaq National Market listing rules further require that shareholder approval for the issuance of shares is generally required with respect to the following:

•	stock option or purchase plans for the benefit of officers or directors

•	when the issuance or potential issuance will result in a change of control of Naspers

•	the acquisition of stock or assets of another company if (i) a director, officer or 5% shareholder of Naspers has an interest in 5% or more of the target company or consideration to be paid for the target company, and the issuance of securities will increase outstanding ordinary shares or voting power by 5% or more; or (ii) the proposed issuance constitutes an increase of greater than 20% in the voting power or number of ordinary shares

•	private placements of greater than 20% of the voting power or number of ordinary shares conducted for a price at less than the greater of either market or book value.

Liquidation Rights

If Naspers is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all Naspers’ liabilities and the cost of winding up shall be distributed among the shareholders as follows:

•	holders of Class A ordinary shares and the holders of Class N ordinary shares will be entitled to receive payment out of the surplus of an amount equal to the nominal value of the Class A ordinary shares and Class N ordinary shares held by them; and

•	thereafter, holders of Class A and Class N ordinary shares in Naspers will rank equally with each other and any remaining surplus will be distributed among them in proportion to the number of shares respectively held by them.

Any such distribution will be subject to the rights of any shareholders to whom shares have been issued on special conditions and subject to Naspers’ right to set-off against the liability, if any, of shareholders for unpaid capital or premium.

The liquidator may distribute among Naspers’ shareholders, in specie or in kind, all or any part of the assets of Naspers, whether or not those assets consist of different types of property.

For additional information on Naspers’ shares see "Item 6. Directors, Senior Management and Employees".

10.C.	Material Contracts

Plan of Merger and Scheme of Arrangement

In December 2002 a merger agreement was concluded, merging MIHL with and into MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings, with MIH (BVI) Limited as the sole surviving entity. MIHL’s outstanding shares were cancelled and delisted from Nasdaq. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL Class A ordinary share. At that time, Naspers also concluded a scheme of arrangement pursuant to Section 311 of the Companies Act, to acquire all remaining outstanding shares in MIH Holdings. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares were issued. MIH Holdings was delisted from the JSE Securities Exchange South Africa. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of Naspers.

OpenTV Stock Purchase Agreement

Pursuant to a Stock Purchase Agreement dated as of May 8, 2002 and amended as of August 27, 2002, MIHL, on August 27, 2002, sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIHL, paid Rand 47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

10.D.	Exchange controls

The following discussion summarizes exchange controls in force in South Africa as of the date of this annual report. South Africa’s exchange controls may change at any time and without notice. Naspers cannot predict whether the existing exchange controls will be continued, amended or abolished by any future South African government. You are urged to consult a professional adviser about the effect of exchange controls on your investment in Class N ordinary shares or Naspers ADSs.

The Currency and Exchanges Act, 1933 empowers the South African President to make regulations concerning any matter directly or indirectly affecting or relating to currency, banking or stock exchanges in South Africa. South African exchange control regulations are administered by the South African Reserve Bank acting through its Exchange Control Department ("Excon"). Excon’s stated objective is to achieve equality of treatment between residents and non-residents in relation to the flow of capital in and out of South Africa. The exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia. The regulations restrict the export of capital from the common monetary area.

The purpose of the exchange controls is to mitigate the decline in foreign capital reserves in South Africa and the devaluation of the Rand against the U.S. dollar and South Africa’s other principal trading currencies. Although the South African government has committed itself to gradually relaxing exchange controls and has recently reaffirmed this commitment, it is likely that exchange controls will continue to operate in South Africa for the foreseeable future.

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

For purposes of this section, beneficial owners of Class N ordinary shares or Naspers ADSs are "U.S. Holders" if they are:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created under the laws of the United States (Federal, state or District of Columbia);

•	an estate the income of which is subject to United States Federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

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

This section does not purport to address all United States Federal income tax consequences that may be relevant to a particular shareholder and holders are urged to consult their own tax advisors regarding their specific tax situation. This section applies only to shareholders who hold their Class N ordinary shares or Naspers ADSs as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to shareholders in special tax situations including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	broker dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	shareholders whose functional currency is not the U.S. dollar;

•	United States expatriates;

•	shareholders that hold their shares as part of a hedge, straddle, constructive sale or conversion transaction;

•	shareholders that own, directly, indirectly, or constructively 10% or more of the total combined voting power of Naspers; or

•	shareholders that are subject to the alternative minimum tax.

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

Ownership and Disposition of Class N Ordinary Shares or Naspers ADSs

Taxation of Dividends. The gross amount of a distribution made by Naspers, including any amounts of South African tax withheld, will be taxable to a U.S. Holder to the extent that such distribution is paid out of Naspers’ current or accumulated earnings and profits ("E&P"), as determined for United States Federal income tax purposes. Under recently enacted legislation, if these dividends constitute qualified dividend income ("QDI"), individual United States Holders will generally pay tax on such dividends received during taxable years prior to 2009 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Dividends paid by Naspers will be QDI if Naspers is a Qualified Foreign Corporation ("QFC") at the time the dividends are paid. Naspers believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid to be QDI for United States Federal income tax purposes. Corporate U.S. Holders receiving dividends paid by Naspers will not benefit from the reduced tax rate on dividends available to individual U.S. Holders. Because Naspers is not a United States corporation, dividends paid will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by Naspers exceed E&P, such distributions will be treated as a tax-free return of capital, to the extent of each U.S. Holder’s basis in Class N ordinary Shares or Naspers ADSs, and will reduce such U.S. Holder’s basis in the Class N ordinary Shares or Naspers ADSs on a U.S. dollar-for-U.S. dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the Class N ordinary Shares or Naspers ADSs). To the extent that the distributions exceed the U.S. Holder's basis in the Class N ordinary Shares or Naspers ADSs, each such holder will be taxed as having recognized gain on the sale or disposition of the Class N ordinary Shares or Naspers ADSs (see "Tax on Sale or Exchange of Ordinary Shares or ADSs" below).

The amount of a distribution will be the U.S. dollar value of the Rand payment, determined at the spot Rand/U.S. dollar rate on the date the dividend is includible in a U.S. Holder’s income, regardless of whether the payment in fact is converted into U.S. dollars. Generally, any gain or loss resulting from currency fluctuations during the period from the date a U.S. Holder includes the dividend in income to the date such U.S. Holder (or a third party acting for such U.S. Holder) converts the payment into U.S. dollars will be treated as ordinary income or loss. Any such income or loss generally will be income or loss from sources within the United States for foreign tax credit purposes.

A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from Naspers for foreign taxes (such as South African withholding taxes) imposed on dividends paid to such U.S. Holder but not for taxes imposed on Naspers or on any entity in which Naspers has made an investment. As discussed below, under current South African legislation, no South African tax will be withheld from dividends paid to non-residents of South Africa. Please see the discussion under "South African Tax Considerations—Ownership and Disposition of Class N Ordinary Shares and Naspers ADSs—Tax on Dividends" below.

Tax on Sale or Exchange of Ordinary Shares or ADSs. A U.S. Holder will recognize gain or loss on a sale, exchange or other disposition of the Class N ordinary shares or ADSs, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property received, and the U.S. Holder’s tax basis in the Class N ordinary shares or ADSs as determined in U.S. dollars. A U.S. Holder’s tax basis in the Class N ordinary shares or ADSs will generally equal the amount paid by the U.S. Holder for the ordinary shares or ADSs. Gain or loss arising from a sale or exchange of Class N ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the holding period of the U.S. Holder for the Class N ordinary shares or ADSs exceeds one year. Recently enacted legislation also generally provides that long-term capital gains realized by individuals, trusts and estates are subject to Federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (20% thereafter). In general, gain from a sale or exchange of shares by a U.S. Holder will be treated as United States source income for foreign tax credit purposes.

Passive Foreign Investment Company Rules. U.S. Holders might be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above, if Naspers is, or were to become, a passive foreign investment company

 ("PFIC") for United States Federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and therefore is subject to change, Naspers does not believe that it is, nor does Naspers expect to become, a PFIC for United States Federal income tax purposes. You should consult your own tax advisor regarding the adverse tax consequences of owning the ordinary shares or ADSs of a PFIC and making certain elections designed to ameliorate those adverse consequences.

U.S. Backup Withholding and Information Reporting. Proceeds from the sale of, and dividends, on Class N ordinary shares or ADSs paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the U.S. Holder:

•	is a corporation or other exempt recipient; or

•	provides a taxpayer identification number and properly certifies that no loss of exemption from backup withholding has occurred on an IRS Form W-9.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s United States Federal income tax liability, provided that the required information is furnished to the IRS.

South African Tax Considerations

This section sets forth the material South African income tax (including capital gains tax) consequences for South African resident holders of Class N ordinary shares and Naspers ADSs in relation to the ownership and disposition of Class N ordinary shares and Naspers ADSs.

This section is based on the South African Income Tax Act, No. 58 of 1962 (as amended) ("the Act"), various other taxing statutes in South Africa, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and/or retroactive rulings and changes.

For the purposes of this section, the term "South African resident" includes:

•	any natural person who is ordinarily resident in South Africa;

•	a natural person who is not ordinarily resident in South Africa, but satisfies a physical presence test, which involves being present in South Africa for certain prescribed periods of time; and

•	a person other than a natural person, which is incorporated, established or formed in South Africa, or which has its place of effective management in South Africa, but excluding an "international headquarter company".

A South African resident, as defined in the Act, excludes any person that is deemed to be exclusively resident in another country in terms of any double taxation treaty.

This section does not purport to address all South African income tax (including capital gains tax) consequences that may be relevant to a particular shareholder. This section applies only to shareholders who hold the Class N ordinary shares and Naspers ADSs as "capital assets" under South African law. You should consult your own tax advisor regarding the South African income tax (including capital gains tax) and other tax consequences to you of the ownership and disposition of Class N ordinary shares or Naspers ADSs.

Ownership and Disposition of Class N Ordinary Shares and Naspers ADSs

Tax on Dividends

Dividends declared by a South African resident company to resident shareholders are generally exempt from income tax in South Africa. For non-residents, only dividends from a South African source are included in gross income, but they are generally exempt from tax.

Naspers will not be obliged to withhold any form of non-resident withholding tax on dividends paid to non-residents of South Africa. However, in future a decision might be taken to re-impose a withholding tax on dividends paid by South

African resident companies to non-resident shareholders. Should this happen the reciprocal tax treaty entered into between South Africa and the United States, in general, limits the withholding tax as follows:

•	to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends; and

•	to 15% of the gross amount of the dividends in all other cases.

Tax on sale or exchange of Class N ordinary shares by shareholders resident in South Africa

South African resident holders of Class N ordinary shares will realize a taxable capital gain or a capital loss on the sale, exchange or other disposition of Class N ordinary shares, unless that shareholder is entitled at the time of such sale, exchange or other disposition to defer the capital gain or loss by virtue of "roll over" relief provided by the Act. The capital gain or loss will be determined by the difference between the base cost to the holders of the Class N ordinary shares, and the proceeds received for the sale, exchange or other disposition of any Class N ordinary shares. The proceeds in respect of the disposal of any asset are generally the amount received by or accrued to the seller in respect of such disposal. Where the proceeds constitute an amount other than cash, the proceeds will equal the fair value of the asset received.

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

Tax consequences of the ownership and disposition of Class N ordinary shares or Naspers ADSs by shareholders not resident in South Africa

Shareholders not resident in South Africa are liable for South African income tax in respect of income derived by them from a source within or deemed to be within South Africa. Shareholders not resident in South Africa are generally not liable for South African capital gains tax. For more information, please see the below section called "—Taxation of South African Corporations—Capital Gains Tax."

Stamp Duty

South African stamp duty is payable by a South African company upon the original issue of any shares at the rate of 0.25% of the full issue price.

On any subsequent registration of transfer of shares in a South African company, South African stamp duty is payable at 0.25% of the higher of the consideration paid or the market value of the share concerned. South African stamp duty is payable regardless of whether the instrument of transfer is executed in or outside South Africa. In respect of transactions involving dematerialized shares, uncertificated securities tax will be payable at the same rate.

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the South African Stamp Duties Act, 1968.

Transfers of ADSs between non-residents of South Africa will not attract South African stamp duty. If shares are withdrawn from the deposit facility or the relevant deposit agreement is terminated, stamp duty will however be payable on the subsequent registration of transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the shares will also render an investor who has been registered as the holder of shares in the company’s register liable to South African stamp duty at the same rate on a subsequent registration of transfer of the shares.

Taxation of South African Corporations

Basis of Income Taxation

The South African income tax system was originally based primarily on the source basis of taxation. Under this system, income sourced or deemed to be sourced in South Africa was taxable in South Africa. A residence based system of taxation was introduced by way of the Revenue Laws Amendment Act, No. 59 of 2000, under which South African residents are taxed on their worldwide income. Certain categories of income and activities undertaken outside of South Africa are however exempt from taxation. The source basis of taxation is, however, still applicable to non-residents. Non-residents are therefore taxed on income from a source within or deemed to be from a source within South Africa.

A South African tax resident must include in its taxable income an amount equal to the proportional amount (calculated in terms of a formula) of all controlled foreign companies’ net income, as defined, for its tax year that ends during the resident’s year of assessment. A "controlled foreign company" is defined as a foreign company in which the relevant South African residents, directly or indirectly, hold more than 50% of the rights to participate (directly or indirectly) in the share capital, share premium, profits or reserves of that foreign company.

The term "foreign company" means an association, corporation, company, arrangement or scheme (as contemplated in the definition of "company" in the Act) which is not a resident in South Africa.

The exemptions from the taxation of income from controlled foreign companies for years of assessment commencing prior to June 1, 2004, include:

•	the designated county exemption;

•	the business establishment exemption;

•	amounts to the extent that it is already taxed in South Africa;

•	certain foreign dividend income;

•	capital gains in certain circumstances;

•	certain amounts of interest, royalties, rentals and similar income; and

•	certain amounts received as dividends and from the disposal of interests.

Changes to the controlled foreign company rules, arising as a consequence of the changes to the taxation of foreign dividends, were introduced for years of assessment commencing on or after June 1, 2004. In this regard, the designated country exemption and the exemption of certain amounts received as dividends and from the disposal of interests, have been removed.

All foreign dividends received by or accruing to South African residents are currently, with certain exceptions, subject to income tax. A foreign dividend includes a dividend received by or which accrued to any person from any company, which is either a foreign company or a resident in South Africa to the extent that the dividend is declared from profits derived by such company before such company became a resident.

The Minister of Finance announced in his budget speech in February 2003, however, that in the future South African residents who hold a "meaningful interest" in a foreign company will not be subject to tax on the dividends declared by the company. In this regard, for years of assessment commencing on or after June 1, 2004, new exemptions apply to the taxation of foreign dividends. These include:

•	foreign dividends to the extent that it relates to any amount already taxed in South Africa;

•	foreign dividends to the extent that it relates to any amount that was declared by a listed company of which more than 10% of its equity share capital is at the time of the declaration held collectively by residents;

•	foreign dividends to the extent that it is paid out of profits attributed to the shareholder as "net income" in terms of the controlled foreign companies provisions of the Act; and

foreign dividends accrued to a person when he (for a company, together with any other company in the same group of companies) holds more than 25% of the total equity share capital in the company declaring the dividend.

Taxable foreign dividends are taxed at the taxpayer’s marginal tax rate which, in the case of a company, is 30%.

Capital Gains Tax

Capital Gains Tax was introduced in South Africa with effect from October 1, 2001 by way of the addition of the Eighth Schedule to the Act. Under the Eighth Schedule, all natural persons, legal persons and trusts resident in South Africa are liable to pay capital gains tax on capital gains resulting from the disposal or deemed disposal of a capital asset. The definition of an asset is very wide and includes assets that are movable, immovable, corporeal or incorporeal, but excludes certain limited items.

Non-residents of South Africa will not be subject to capital gains tax except in respect of the disposal of immovable property situated in South Africa or any interest or right in immovable property situated in South Africa and any assets of a permanent establishment of the non-resident in South Africa.

Profits derived from the sale of shares in a South African company by a non-resident will be subject to income tax in South Africa if the seller carries on business in South Africa as a share dealer and the profits are realized in the ordinary course of that business. Profits derived from the sale of South African shares held as investments, where the shares are not an asset of the investor’s permanent establishment in South Africa, will not be subject to capital gains tax in South Africa. Naspers ADSs will be regarded as shares for these purposes.

The inclusion rate for a company will be 50% of its capital gain. At the current corporate tax rate of 30%, the effective tax rate on a capital gain will therefore be 15%.

Secondary Tax on Companies

Secondary Tax on Companies ("STC"), is paid by South African resident companies at the flat rate of 12.5% in respect of the net amount of dividends (i.e. the amount of dividends declared by the company less all dividends which accrue to the company, subject to certain exclusions, during its relevant "dividend cycle"). A "dividend cycle" is the period commencing on the date following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company declares a dividend out of profits derived from sources within and outside of South Africa, STC on the dividend is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits of the company from South African actual or deemed sources and from sources outside South Africa (which are not deemed to be from a South African source and which are not exempt from tax under section 10(1)(kA) of the Income Tax Act), bears to its total net annual profits from all sources. With effect from 1 June 2004, the STC exemption in respect of foreign sourced profits has been withdrawn from the Act. Any excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

The levying of STC effectively means that a dual corporate tax system exists in South Africa comprising a normal income tax and STC. It should be noted that STC is a tax on the company and is not a withholding tax on dividends. Liability for STC is determined independently from normal income tax. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, or a company may be liable for both normal tax and STC. Capitalization shares distributed to shareholders in lieu of cash dividends are generally not regarded as dividends and are not subject to STC. No South African tax (including withholding tax) is payable in respect of the receipt of these shares by the recipients. For capital gains tax purposes, capitalization shares are treated as having been acquired for zero expenditure by the holder. If the issue of the capitalization shares constitute a dividend, the holder will be treated to acquire the shares at an expense equal to the amount of the dividend. Subject to certain exceptions, foreign dividends no longer qualify as a deduction to calculate the net amount of dividends for STC purposes.

Transfer Pricing

Section 31 of the Act sets out rules dealing with transfer pricing and thin capitalization. Section 31 provides (in respect of transfer pricing) that when goods or services are supplied or acquired under any "international agreement", if the acquirer is a "connected person" in relation to the supplier, and the goods or services are supplied or acquired at a price which is not at arms length, the Commissioner for the SARS is entitled, for the purposes of assessing the taxable income of the supplier or acquirer, to adjust the consideration to reflect an arms’ length price.

Thin capitalization rules were enacted to reduce the incidence of capital structuring by a company with a relatively small equity capital as compared to its debt capital. The intention of the provisions dealing with thin capitalization is to disallow interest deductions on excessive financial assistance between connected parties in calculating a taxpayer’s taxable income. The term "financial assistance" is widely defined and includes loans, advances, debts and the provision of any security or guarantee.

10.H.	Documents on Display

Naspers is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and files reports and other information with the SEC. You may examine the documents that are exhibits to this annual report, reports and other information filed by Naspers, without charge, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Naspers’ reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Naspers is exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. Following the evaluation of these exposures, Naspers selectively enters into derivative financial instruments to manage the related risk exposures pursuant to its policies in areas such as counterparty exposure and hedging practices. These policies have been approved by Naspers’ senior management and Naspers does not hold or issue derivative financial instruments for trading or speculative purposes.

The following discussion and analysis, which constitute forward looking statements that involve risk and uncertainties, summarizes Naspers’ market sensitive financial instruments including their fair value, maturity and contract terms. The discussion addresses market risk only and does not address other risks which Naspers faces in the normal course of business, including country risk, credit risk and legal risk.

Interest Rate Sensitivity

Naspers undertakes from time to time specific actions to cover its exposure to interest rate risk. These actions include entering into interest rate swap agreements and other similar derivative instruments to manage the Naspers group’s exposure to movements in interest rates. As at March 31, 2004, Naspers’ assets included certain short-term fixed or variable interest rate instruments. The fair value of these instruments will not change significantly as a result of changes in interest rates due to their short-term nature and the variable interest rates.

As at March 31, 2004, 15.8% of the Naspers group’s long-term liabilities were interest free. Accordingly, any movement in interest rates will not impact the amount of these liabilities. An additional 74.0% of the Naspers group’s long term liabilities were at fixed interest rates, and only an additional 10.2% had floating interest rates. As at March 31, 2004, the Naspers group also had bank overdrafts and short-term loans with floating interest rates of Rand 450.5 million. Total liabilities at floating interest rates as at March 31, 2004 amounted to Rand 797.5 million. The floating interest rates are, however, linked to various international interest rates, such as LIBOR in the United Kingdom (which varied from 1.20% to 1.49% during fiscal 2004), JIBAR (which varied from 7.14% to 12.91% during fiscal 2004), the prime banking rate in South Africa (which decreased from 13.5% in September 2003 to 11.0% in August 2004) and the prime banking rate in Greece (which remained at 6.00% during fiscal 2004). Fluctuations in interest rates in these jurisdictions vary from time to time. Based on the amount of Naspers' liabilities linked to floating rates as at March 31, 2004, an average 1% increase in interest rates across the various jurisdictions would increase Naspers group’s interest charges by approximately Rand 7.98 million per annum.

As part of the process of managing Naspers’ fixed and floating interest rate borrowing profile, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, Naspers uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. Naspers does not speculate in or trade financial instruments.

Private Equity Investments

The Naspers group’s portfolio of investments includes a number of privately held companies, many of which are considered to be in start-up or development stages. These investments are inherently risky as the markets for the technologies or products they have under development may never materialize.

Foreign currency management

Naspers’ functional currencies are generally the local currencies in the countries in which it operates. Monetary assets and liabilities in currencies other than Naspers’ functional currencies are translated based on the exchange rates prevailing at fiscal year-end. Any resulting exchange rate gains or losses are included in current results.

On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rand based on exchange rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the exchange rate on the date of the transaction for significant items.

Adjustments arising from currency translations are recorded in shareholders’ equity and are reflected in net earnings only upon the sale or liquidation of the underlying investments.

Naspers operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Although a substantial portion of Naspers’ revenue is denominated in the currencies of the countries in which it operates, a significant portion of Naspers’ cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where Naspers’ revenue is denominated in local currency such as Rand or Euro, depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and its ability to meet cash obligations. Companies in the Naspers group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency. It is not the policy of the group to trade in forward contracts for speculative purposes.

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

Forward contracts are initially recognized in the balance sheet at cost and subsequently are measured at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. Changes in the fair value of forward contracts that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with exchange rate gains or losses of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of forward contracts that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting under the specific rules under South African GAAP. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting under South African GAAP are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under South African GAAP, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Naspers’ forward exchange contracts are used primarily to hedge the Rand against the U.S. dollar. During fiscal 2004, the value of the U.S. dollar decreased against the Rand by approximately 20.1%. The cost of Naspers’ future hedged foreign currency commitments was approximately Rand 1,133.2 million less at March 31, 2004 than it was at the end of fiscal 2003 as a result of new forward currency contracts entered into by Naspers during fiscal 2004. At March 31, 2004, the Naspers group’s net monetary liability position of U.S. dollars and Euros, which is subject to risk of foreign currency exchange rate fluctuations, amounted to U.S. dollar 125.4 million and Euro 55.9 million, respectively. The exposure amount primarily reflects U.S. dollar and Euro denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar and Euro against the South

African Rand is estimated to be Rand 120.1 million. The Naspers group’s exposure to exchange rate fluctuations in currencies other than the U.S. dollar is not material.

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

As of the end of the period covered by this report, the company conducted an evaluation (under the supervision and with the participation of the company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based on this evaluation, the company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There has been no change in our internal controls over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. For a discussion of changes in our internal controls at our Nigerian pay-television subsidiary, see Item 5 "Operating and Financial Review and Prospects - Operating results".

ITEM 16.

16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Naspers has determined that Boetie van Zyl, a member of Naspers' audit committee and risk management committee, qualifies as an "audit committee financial expert" for purposes of the U.S. Sarbanes-Oxley Act. Mr. van Zyl is a former chief executive officer and serves on the audit committees of other companies. He is an independent director in accordance with applicable Nasdaq and JSE Securities Exchange South Africa requirements.

16.B.	CODE OF ETHICS

The Naspers board approved a revised code of ethics on June 25, 2004. This code of ethics applies to directors, financial officers and staff appointed under the group’s standard service conditions. Nasdaq and SEC rules, among others, were considered in developing the content of the code of ethics. This code is available on the company’s website (www.naspers.com) and a copy will be provided to any person without charge upon request.

16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers Inc. for the audit of the group’s consolidated financial statements for the years ended March 31, 2004, and March 31, 2003, and fees billed for other services rendered by PricewaterhouseCoopers Inc. during those periods.

Principal accountant fees	2004		2003
	Rand in Thousands	Percentage approved by audit committee pre-approval policy	Rand in thousands	Percentage approved by audit committee pre-approval policy

Audit fees	21,003		19,812
Audit related fees(1)	1,383	100%	8,046	Note (4)
Tax fees(2)	9,483	100%	6,294	Note (4)
All other fees(3)	4,366	100%	3,930	Note (4)

Total fees	36,235		38,082

(1)	Audit related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the group’s financial statements. This category includes fees related to the performance of audits and attest services not required by statute or regulation.

(2)	Tax fees consist of the aggregate fees billed for professional services rendered by PricewaterhouseCoopers Inc. for tax compliance, tax advice, and tax planning both domestic and international.

(3)	All other fees includes, among other things, fees relating to financial information technology services and accounting consultations regarding the application of GAAP to proposed transactions.

(4)	The pre-approval policy was adopted on April 15, 2003. Therefore none of the non-audit fees for the March 31, 2003 financial year were pre-approved by the group’s audit committees.

The various audit committees of the group have concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers Inc.

The various audit committees of the group are directly responsible for the appointment, compensation, retention and oversight of the work of PricewaterhouseCoopers Inc. All audit, review, attest and allowable non-audit services provided by PricewaterhouseCoopers Inc. are required to undergo a pre-approval process.

The group’s audit committees are structured in such a way that Naspers' audit committee is ultimately responsible for the oversight of the work performed by PricewaterhouseCoopers Inc. Audit committees also have been established at each main subsidiary and joint venture. MIH Holdings, Via Afrika and Media24 all have separate audit committees. Further audit committees within such main subsidiaries and joint ventures have been established where there are outside shareholders involved with significant group companies. Naspers' audit committee, therefore, has overall responsibility for services provided by PricewaterhouseCoopers Inc. to group companies and will rely on such subsidiary and joint venture audit committees to take primary responsibility for the approval of all engagements performed by its auditors.

Pursuant to the pre-approval policies of the group, all requests for the approval of non-audit services must be directed to Naspers' CFO or MIH's CFO, respectively, to ensure that the necessary pre-approval procedures are followed and to ensure that the specific type of non-audit service is a permissible non-audit service. Naspers' audit committee has authorized Naspers' CFO to approve certain non-audit services for Naspers Limited, Media24 and Via Afrika up to an aggregate of Rand 500,000 per annum. MIH Holdings' audit committee has authorized MIH's CFO to approve certain non-audit services for the MIH group up to an aggregate of U.S. dollar 500,000 per annum. The approval documentation of all such non-audit services approved by the respective CFO’s are tabled at each audit committee meeting for review. All anticipated recurring non-audit services and all non-audit services outside of the respective CFO’s authorized aggregate limits are tabled to the full audit committee for their pre-approval or to the chairman of the audit committee if such approval is required before the next audit committee meeting.

Any services not specifically pre-approved, or which do not fall within the general pre-approvals or which are in excess of the general pre-approval limit must be pre-approved by the chairman of the respective audit committee. The audit committee will be informed of such pre-approvals at its next audit committee meeting.

PART III

ITEM 17.	Financial Statements

Naspers is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-106.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NASPERS LIMITED

By:	/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

By:	/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

Date: September 30, 2004

ITEM 19.	EXHIBITS

The following exhibits are filed as exhibits to this annual report:

Exhibit Number	Description	Page No.

1.1+	Memorandum and Articles of Association of Naspers Limited (English translation).
2.1+	Form of Deposit Agreement among the Bank of New York, as depository, Naspers Limited, and all owners and beneficial owners from time to time of American Depositary Shares issued thereunder.
2.2+	Form of American Depositary Agreement.
4.1+	Plan of Merger among MIH Limited, MIH (BVI) Limited and Naspers Limited relating to the merger of MIH Limited with MIH (BVI) Limited.
4.2++
Amendment Agreement dated March 30, 2001, among MIH Limited, Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999 between MIH Limited and ABSA Bank Limited, as amended by a Side Letter, dated April 20, 2000, between ABSA Bank Limited, MIH Limited and Villiers Securities Limited, and the Amendment Agreement dated July 22, 2002, between MIH Limited and ABSA Bank Limited.

4.3+++	Stock Purchase Agreement dated as of May 8, 2002, among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.
4.4*	Amendment to Stock Purchase Agreement dated as of August 27, 2002, among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.
4.5**
Shareholders’ Agreement dated June 22, 1993, among Johannesburg Consolidated Investment Company, Limited, JCI (Isle of Man) Limited, Electronic Media Network Limited, M Net (BVI) Limited and M Net International Holdings Limited, as amended.

4.6**
Shareholders’ Agreement dated February 16, 1998, among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders’ Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders’ Agreement dated September 25, 1998

4.7**	Channel Distribution Agreement dated June 18, 1998, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.
4.8**	Analog Agreement dated March 31, 1995, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.
4.9+	Agreement dated October 1, 2002 between Naspers Limited and Mr. T. Vosloo (English translation).
4.10+
Scheme of arrangement pursuant to Section 311 of the South African Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Naspers Limited and MIH Investments (Proprietary) Limited between MIH Holdings and its members, other than Naspers Limited and MIH Investments (Proprietary) Limited.

8.1	List of Naspers’ significant subsidiaries.	E-3
12.1	Section 302 Certification of Koos Bekker, Chief Executive Officer.	E-4
12.2	Section 302 Certification of Steve Pacak, Chief Financial Officer.	E-5
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	E-6
+	Incorporated by reference from Naspers’ registration statement on Form F-4 (No. 333-10098) filed on November 1, 2002.

++	Incorporated by reference from MIH Limited’s annual report on Form 20-F for the fiscal year ended March 31, 2001. Portions of the Amendment Agreement dated March 30, 2001 have been omitted pursuant to a request for confidential treatment. The Amendment Agreement dated July 22, 2002 is incorporated by reference from MIH Limited’s annual report on Form 20-F for the fiscal year ended March 31, 2002.

+++	Incorporated by reference from the report on Schedule 13D (No. 005-58285) filed by Liberty Media Corporation on July 22, 2002 in respect of OpenTV Corp. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

*	Incorporated by reference from Amendment No. 1 to the registration statement on Form S-3 (No. 333-98817) filed by Liberty Media Corporation on September 16, 2002. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

**	Incorporated by reference from the registration statement on Form F-1 (No. 333-74227) filed by MIH Limited on November 3, 1999. Portions of some of these exhibits have been omitted pursuant to requests for confidential treatment.

Exhibit 8.1

Naspers Limited’s Significant Subsidiaries

The following table presents each of Naspers Limited’s significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers Limited as of March 31, 2004.

Name of subsidiary	Percentage ownership(1)	Business	Country of incorporation

Subscriber Platforms
MIH Investments (Proprietary) Limited	100.0	Holding company	South Africa
MIH Holdings Limited	100.0	Holding company	South Africa
MIH (BVI) Limited	100.0	Holding company	British Virgin Islands
Myriad International Holdings BV	100.0	Holding company	The Netherlands
MultiChoice Africa (Proprietary) Limited	100.0	Pay-television operator in South Africa	South Africa
MultiChoice Africa Limited	100.0	Pay-television operator in Sub Saharan Africa	Mauritius
NetMed NV	84.7	Holding company in the Mediterranean	The Netherlands
NetMed Hellas SA	84.7	Content provider in Greece	Greece
MultiChoice Hellas SA	44.9	Pay-television operator in Greece	Greece
MultiChoice Cyprus Holdings Limited	58.5	Holding company in Cyprus	Cyprus
MultiChoice Cyprus Limited	29.9	Pay-television operator in Cyprus	Cyprus
M-Web Holdings (Pty) Limited	100.0	Internet content provider in Africa	South Africa
M-Web (Thailand) Limited	100.0	Internet service provider in Thailand	Thailand
Shanghai Sportscn.com Information Technology Company Limited	87.7	Online sport content provider in China	China
Internet Knowledge Service Centre Company Limited	62.5	Holding company in Thailand	Thailand
Irdeto Access BV	100.0	Pay-television content protection technology	The Netherlands
Entriq Inc.	100.0	Media management and protection technology	United States of America
Print Media
Media24 Limited	100.0	Print Media	South Africa
Paarl Media Holdings (Proprietary) Limited	84.2	Print Media	South Africa
Book Publishing and Private Education
Via Afrika Limited	100.0	Book publishing	South Africa
Educor Holdings Limited	93.5	Adult training and higher education	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

Exhibit 12.1
Section 302 Certification

I, Koos Bekker, certify that:

1.	I have reviewed this annual report on Form 20-F (the "Report") of Naspers Limited (the "Company");

2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this Report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c)	Disclosed in this Report any change in the company’s internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 30, 2004

By:	/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

Exhibit 12.2

Section 302 Certification

I, Steve Pacak, certify that:
1.    I have reviewed this annual report on Form 20-F (the "Report") of Naspers Limited (the "Company");

2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this Report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c)	Disclosed in this Report any change in the company’s internal control over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 30, 2004

By:	/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

Exhibit 13.1

Certification Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Naspers Limited, a company organized under the laws of the Republic of South Africa (the "Company") for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer’s knowledge, that:

1.)    the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

Date: September 30, 2004

/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

Date: September 30, 2004

/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

