Form 20-F
period 2005-03-31
NASPERS LTD
filed 2005-09-30
CIK 1106051

As filed with the Securities and Exchange Commission on September 30, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to Commission file number 1-14917

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

American Depositary Shares, each representing one Class N ordinary share, nominal value Rand 0.02 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

314,548,700

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
Item 17               Item 18       X

*Not for trading, but only in connection with registration of American Depositary Shares.

TABLE OF CONTENTS

PART II
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	132
ITEM 14.	Material Modification to the Rights of Security holders and Use of Proceeds	132
ITEM 15.	Disclosure Controls and Procedures	132
ITEM 16A.	Audit Committee Expert	132
ITEM 16B.	Code of Ethics	133
ITEM 16C.	Principal Accountant Fees and Services	133

i

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Unless otherwise specified or the context requires otherwise in this annual report on Form 20-F:

•	references to “Naspers”, “Naspers group”, “group”, “we”, “us” and “our” are to Naspers Limited together with its subsidiaries, unless the context suggests otherwise;

•	references to “MIH Limited” are to MIH Limited together with its subsidiaries with respect to any period prior to December 20, 2002, and to MIH (BVI) Limited together with its subsidiaries thereafter;

•	references to “Rand” and “R” are to South African Rand, the currency of South Africa;

•	references to “U.S. dollar(s)”, “dollar(s)”, “U.S. $” and “$” are to United States dollars and cents, the currency of the United States;

•
references to “Euro” and “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

•	references to “Pound sterling” are to United Kingdom pounds sterling, the currency of the United Kingdom;

•	references to “Renminbi” or “Yuan Renminbi” are to Chinese Renminbi, the currency of the People’s Republic of China; and

•	references to “Thai Baht” and “Baht” are to Thai Baht, the currency of Thailand.

ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this annual report to a “fiscal year” and “year ended” of Naspers refer to a twelve-month financial period. All references in this annual report to fiscal 2005, fiscal 2004, fiscal 2003, fiscal 2002 or fiscal 2001 refer to Naspers’ twelve-month financial periods ended on March 31, 2005, March 31, 2004, March 31, 2003, March 31, 2002 and March 31, 2001, respectively. References in this annual report to fiscal 2005 refer to the period beginning April 1, 2004 and ending March 31, 2005. Our group consolidated financial statements included elsewhere in this annual report have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (“South African GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 43 to Naspers’ audited consolidated financial statements included elsewhere in this annual report.

FORWARD LOOKING STATEMENTS

The U.S. Securities and Exchange Commission (“SEC”), encourages companies to disclose forward looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains historical and forward looking statements concerning the financial condition, results of operations and business of Naspers. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements.

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

These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. These statements are contained in the sections entitled “Key Information”, “Risk Factors”, “Information on the Company”, and “Operating and Financial Review and Prospects”, and in other sections of this annual report. The following factors, among others, could affect the future operations of Naspers and could cause those results to differ materially from those expressed in the forward looking statements included in this annual report:

•	the significant political, social and economic risks which exist in all countries in which Naspers and its joint ventures operate;

•	adverse regulatory developments;

•	restrictions imposed by South Africa’s exchange control regulations;

•	market risks related to fluctuations in the exchange rates and interest rates in South Africa and all other countries in which Naspers and its joint ventures operate;

•	the high level of Naspers’ debt (including finance leases) and funding difficulties Naspers may face;

•	the possibility that Naspers may not be able to access cash flows from its subsidiaries and joint ventures;

•	dependence on suppliers and partners for the provision of services and expertise and on local governments;

•	the possibility that satellites used by Naspers, or its printing equipment or facilities, may fail to perform or be damaged;

•	competitive pressures which may result in declining subscriber and circulation levels;

•	unauthorized access to Naspers’ programming signals;

•	the macroeconomic conditions in South Africa;

•	trade union activity;

•	the ability to enforce foreign judgments against Naspers and its directors and officers;

•	cyclical fluctuations in the demand for advertising;

•	the rapid pace of technological change;

•	our reliance on software and hardware systems, which are susceptible to failure;

•	our reliance on content developed by third parties and our susceptibility to claims made in connection with such content; and

•	the degree to which our intellectual property rights are protected.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.     KEY INFORMATION

3.A.  Selected Financial Data

The following tables show selected consolidated financial data for Naspers as of and for the fiscal years ended March 31, 2001 through 2005. We derived the selected consolidated financial data from our audited consolidated financial statements. You should read this selected consolidated financial data together with “Operating and Financial Review and Prospects” and Naspers’ audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

Naspers prepares its consolidated financial statements in accordance with South African GAAP. There are significant differences between these principles and U.S. GAAP. Note 43 to Naspers’ audited consolidated financial statements includes a description of these differences and contains a reconciliation from South African GAAP to U.S. GAAP for the determination of net profit/(loss) and shareholders’ equity.

Naspers’ audited consolidated financial statements have been prepared in Rand. Amounts shown in U.S. dollars have been translated for convenience from Rand amounts to U.S. dollars at the noon buying rate on March 31, 2005 of Rand 6.21 per U.S. $1.00. You should not view such translations as a representation that such Rand amounts actually represent such U.S. dollar amounts, or could be or could have been converted into or at any other rate.

	Year ended March 31
	2001	2002	2003	2004	2005	2005
	Rand in millions, except per share data					U.S. $ in millions, except per share data
Consolidated Income Statement Data:
South African GAAP:
Revenue, net	9,020.4	10,699.9	12,203.9	12,804.5	13,958.8	2,247.8
Operating expenses:
Cost of providing services and sale of goods	(5,174.1)	(6,055.8)	(6,706.4)	(6,593.5)	(6,931.8)	(1,116.2)
Selling, general and administration	(3,557.1)	(3,748.6)	(4,013.7)	(3,771.8)	(3,736.1)	(601.6)
Depreciation and amortization	(655.1)	(1,099.6)	(1,102.2)	(1,119.6)	(750.6)	(120.9)
Impairment of program rights	—	—	(155.3)	(31.0)	—	—
Operating profit/(loss)	(365.9)	(204.1)	226.3	1,288.6	2,540.3	409.1
Financial costs, net(1)	(322.6)	(430.8)	(246.7)	(664.1)	(224.9)	(36.2)
Income from investments	0.8	3.8	0.1	0.2	0.8	0.1
Share of equity accounted results	(0.3)	17.2	1.4	3.1	96.3	15.5
Exceptional items	812.8	4.7	61.3	47.9	561.3	90.4
Profit / (loss) before tax and minorities	124.8	(609.2)	42.4	675.7	2,973.8	478.9
Profit / (loss) from continuing operations	152.2	(389.6)	(271.7)	375.2	2,600.1	418.7
Profit / (loss) from discontinuing operations	847.7	(605.3)	(140.8)	—	—	—
Profit / (loss) arising on discontinuance of operations	—	(952.2)	750.8	—	—	—
Net profit / (loss)	999.9	(1,947.1)	338.3	375.2	2,600.1	418.7
Per share amounts Basic
Profit / (loss) from continuing operations	1.09	(2.67)	(1.53)	1.45	9.38	1.51

Profit / (loss) from discontinuing operations	6.06	(4.16)	(0.80)	—	—	—
Profit / (loss) arising on discontinuance of operations	—	(6.53)	4.25	—	—	—
Net profit / (loss)	7.15	(13.36)	1.92	1.45	9.38	1.51

Diluted
Profit / (loss) from continuing operations	1.09	(2.67)	(1.53)	1.41	8.82	1.42
Profit / (loss) from discontinuing operations	5.71	(4.16)	(0.80)	—	—	—
Profit / (loss) arising on discontinuance of operations	—	(6.53)	4.25	—	—	—
Net profit / (loss)	7.04	(13.36)	1.92	1.41	8.82	1.42

Earnings per ADR(2)
Basic	7.15	(13.36)	1.92	1.45	9.38	1.51
Diluted	7.04	(13.36)	1.92	1.45	8.82	1.42

Weighted average shares outstanding
Basic	139,896,409	145,691,868	176,527,751	257,813,528	277,293,544	277,293,544
Diluted	148,368,287	151,297,104	182,132,987	265,187,939	294,663,433	294,663,433

Dividend per A ordinary share (cents)(3)	—	—	5	6	7	1.1
Dividend per N ordinary share (cents)(3)	24	24	25	30	38	6.1

Consolidated Income Statement Data:
U.S. GAAP:
Revenue, net	8,168.7	9,861.4	11,208.6	11,526.1	13,570.0	2,185.2
Operating profit / (loss)	(1,966.4)	(2,355.8)	(63.0)	1,042.6	2,531.8	407.7
Profit / (loss) from continuing operations	(739.7)	(2,582.0)	(889.6)	495.3	2,286.0	368.1
Profit / (loss) from discontinued operations	1,994.2	(2,665.0)	528.0	—	—	—
Cumulative effect of change in accounting principle	—	18.4	(531.5)	—	—	—
Net profit / (loss)(4)	1,254.5	(5,228.5)	(893.1)	495.3	2,286.0	368.1

Per share amounts
Basic
Profit / (loss) from continuing operations	(5.29)	(17.73)	(5.04)	1.92	8.26	1.33
Discontinued operations	14.26	(18.29)	2.99	—	—	—
Cumulative effect of change in accounting principle(5)	—	0.13	(3.01)	—	—	—
Net profit / (loss)	8.97	(35.89)	(5.06)	1.92	8.26	1.33

Per share amounts
Diluted
Profit / (loss) from continuing operations	(4.68)	(17.73)	(5.04)	1.87	7.77	1.25
Profit / (loss) from discontinued operations	13.44	(18.29)	2.99	—	—	—
Cumulative effect of change in accounting principle(4)	—	0.13	(3.01)	—	—	—
Net profit / (loss)	8.76	(35.89)	(5.06)	1.87	7.77	1.25

Earnings per ADR(2)
Basic	8.97	(35.89)	(5.06)	1.92	8.26	1.33
Diluted	8.76	(35.89)	(5.06)	1.87	7.77	1.25

Consolidated Balance Sheet Data (at period end):
South African GAAP:
Total assets	18,372.9	17,871.0	13,373.1	13,143.1	15,572.3	2,507.6
Net assets	10,098.6	5,687.0	3,808.7	3,468.1	6,852.6	1,103.5
Share capital(6)	1,626.9	1,857.1	4,513.4	4,592.0	5,391.2	868.1
Total long-term debt(7)	3,507.5	5,510.4	3,060.2	2,622.0	2,322.5	374.0
Minority interests	7,546.1	4,324.5	305.1	237.4	222.7	35.9
Total shareholders’ equity	2,552.7	1,362.5	3,503.6	3,230.6	6,629.9	1,067.6
U.S. GAAP:
Total assets	30,126.3	23,750.5	12,896.2	11,318.1	15,992.4	2,575.3
Net assets	21,431.1	11,116.8	3,306.5	3,376.1	6,568.1	1,057.7
Total long-term debt(7)	3,779.4	5,742.6	3,843.9	2,815.6	2,675.9	430.9
Minority interests	14,307.0	7,967.6	257.4	187.3	293.6	47.3
Total shareholders’ equity	7,124.1	3,149.2	2,779.1	3,188.9	6,274.5	1,010.4

Other Data:

South African GAAP:
Cash flow from operating activities	91.1	(235.6)	1,271.9	1,636.6	2,163.7	348.4
Cash utilized in discontinued operations	(432.5)	(574.0)	(277.0)	(5.8)	—	—
Cash flow from investing activities	(732.4)	(1,162.6)	162.8	(555.1)	(876.6)	(141.2)
Cash flow from financing activities	1,375.0	797.1	(649.6)	(554.7)	(309.9)	(49.9)

___________

(1)	Includes interest expense, interest income, preference dividend income, foreign exchange gains and losses and fair value adjustments on derivative instruments.

(2)
Effective July 15, 2005 the ratio of Naspers Class N ordinary shares to each American Depository Receipt (“ADR”) was changed from 10 Naspers Class N ordinary shares for each Naspers ADR to one Naspers Class N ordinary share for each Naspers ADR.  The earnings per Naspers ADR has been retrospectively adjusted to reflect this change in ratio for all periods presented.

(3)
Based on the U.S. dollar exchange rate at the respective payment dates of the 2005, 2004, 2003, 2002 and 2001 dividends, the U.S. dollar equivalent of the dividend per Class N ordinary share was U.S. $0.06, U.S. $0.04, U.S. $0.03, U.S. $0.02 and U.S. $0.03, respectively. The dividend per Class A ordinary share amounted to U.S. $0.01 or less at these respective dates.

(4)
For U.S. GAAP reporting purposes, effective April 1, 2002, Naspers adopted Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather are tested at least annually for impairment. If this standard would have been adopted for fiscal years 2002 and 2001 the adjusted net profit/(loss) would have been Rand (3,842,228) and Rand 2,424,922, respectively, and basic and diluted earnings per share for those years would have been Rand (26.37) and Rand (26.37) in fiscal 2002 and Rand 17.34 and Rand 17.13 in fiscal 2001, respectively.

(5)
The cumulative effect of change in accounting principle for fiscal 2003 relates to the adoption of SFAS 142. Upon completion of the transitional test, Naspers recorded an initial goodwill impairment of Rand 531.5 million. The cumulative effect of change in accounting principle for fiscal 2002 of Rand 18.4 million relates to the fair value of fair value hedges recorded on adoption of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”.

(6)	Excludes treasury shares and redeemable preferred stock.

(7)	Includes long-term liabilities in respect of capitalized finance leases, concession liabilities, interest-bearing loans, program and film rights liabilities and non-interest bearing loans.

Exchange Rate Information

The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Rand exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Rand as certified for United States customs purposes by the Federal Reserve Bank of New York. On September 15, 2005, the rate was Rand 6.37 per U.S. $1.00.

Year ended March 31,	Average Rate(1) (Rand per U.S. $1.00)

2001	7.341
2002	9.643
2003	9.572
2004	7.161
2005	6.215

___________

(1)	The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

	High	Low
	(Rand per U.S. $1.00)
April 2005	6.301	6.035
May 2005	6.668	5.970
June 2005	6.916	6.623
July 2005	6.888	6.545
August 2005	6.583	6.250
September 2005 (until September 15, 2005)	6.541	6.156

For other important information, you should read the discussion of South African exchange controls in Item 10 of this annual report under the heading “Exchange Controls”.

3.D.        Risk Factors

Risks relating to countries in which Naspers and its joint ventures operate

Naspers’ multinational operations expose it to a variety of economic, social and political risks

There is an element of risk in all countries in which Naspers operates. Naspers may be significantly affected by political, social and economic changes in countries where Naspers has significant operations. The incidence of HIV/AIDS infection in a number of markets in which Naspers operates is high and may increase over the next decade. Those at risk may include both Naspers’ employees, giving rise to increased sickness and disability costs for Naspers, and its customers, resulting in a reduction in sales and an inability to grow Naspers’ revenue base.

A majority of Naspers’ revenue comes from its operations in South Africa. There has been a period of significant change in South Africa since the democratic government came to power in 1994. The Government may introduce policies designed to alleviate or redress inequalities suffered by the majority of citizens under the previous government. It is not possible to predict to what extent the government will introduce legislation or other measures designed to empower previously disadvantaged groups nor can it assess the potential impact of these reforms.

Many African countries have experienced high levels of crime and unemployment in recent years. These problems have impeded fixed inward investment into these countries and have prompted some emigration of skilled workers. As a result, attracting and retaining suitably qualified employees in these countries may be difficult. Against the background of political tensions and the current transition to stable democratic governments, it is not possible to predict the future economic or political direction of these countries. Matters that may affect African countries’ future economic and political direction include whether their governments can address the various political, social and economic challenges and the effect of the continuing integration of these African economies with the economies of the rest of the world.

Naspers also operates in other countries, including Thailand and China. Naspers’ operations in these emerging markets may involve significant economic and operating risks. Many countries in Asia have in the past experienced difficulties resulting from currency fluctuations, high interest rates, increases in corporate bankruptcies, stock market declines, epidemics (such as severe acute respiratory syndrome or a potential outbreak of “bird flu”) and other factors that may materially and adversely affect Naspers’ business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives.

South Africa’s economy has recently experienced periods of moderate growth and inflation and high unemployment

The South African economy has recently been growing at a moderate rate, and inflation is under control. Unemployment is high by comparison with developed countries and foreign reserves may vary. The growth in South Africa’s GDP was 3.6% for 2002, 2.8% for 2003 and 3.7% for 2004. South Africa’s unemployment rates were 29.4% in September of 2002, 28.2% in September of 2003, 26.2% in September 2004 and 26.4% in March 2005. The rapid depreciation in value of the Rand against the U.S. dollar during the latter part of 2001 put upward pressure on South Africa’s inflation rate (CPIX) during the 2002 calendar year, peaking at 11.3%. Since 2003, the inflation rate decreased as the Rand appreciated in value against the U.S. dollar and was 3.5% in June of 2005. The South African Reserve Bank has stated that it intends to maintain South Africa’s inflation rate at between 3% and 6% per year. Despite such intentions, there can be no assurance that these inflation targets will be met. A future increase in inflation would increase financing and other costs in a manner that could adversely affect Naspers’ profitability.

South African exchange control restrictions could hinder Naspers’ normal corporate functioning

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

South Africa’s interest rates may increase Naspers’ borrowing costs

The volatility of the Rand in the past years has impacted the inflation rate in South Africa, causing the South African Reserve Bank to respond by using interest rates to manage inflation. The depreciation of the Rand has therefore resulted in interest rates being higher in South Africa than in most developed countries over the last decade. The prime lending rate (the benchmark rate used by South African banks to determine lending rates for their customers) reached a high of 25.5% in 1998. The prime lending rate of 10.5% on September 15, 2005 was at its lowest level over the past 20 years, mainly due to the strengthening of the Rand against most major currencies over the past three years. An increase in interest rates in South Africa would increase Naspers’ cost of capital, since some of its borrowings are denominated in Rand.

Naspers could suffer losses as a result of fluctuations in foreign currency exchange rates

Naspers’ reporting currency is the Rand. Naspers conducts and will also continue to conduct business transactions in currencies other than its reporting currency. Approximately 27.3% of Naspers’ revenue was generated outside South Africa during fiscal 2005. Naspers is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. dollar, the Baht, the Renminbi and the Euro against the Rand, which have in the past significantly affected and could in the future significantly affect Naspers’ revenues, financing costs and general business and financial condition. In addition, fluctuations in the exchange rate of these currencies could significantly affect the comparability of Naspers’ performance between financial periods, since a portion of Naspers’ sales are made in currencies other than Rand while Naspers’ financial statements are stated in Rand.

A significant portion of Naspers’ cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in the currencies of countries in which Naspers has limited operations, such as U.S. dollars. Where Naspers’ revenue is denominated in local currency, a depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and Naspers’ ability to meet its cash obligations. Many of Naspers’ operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Naspers cannot assure you that the hedge transactions that Naspers enters into to mitigate currency risk will fully protect it against currency fluctuations or that Naspers will be able to hedge effectively against these risks in the future. Naspers can in most instances only hedge its foreign currency exposures for a maximum period of two years, therefore Naspers can not hedge 100% of its exposure.

The Rand and Baht have at times in the past depreciated against the currencies of their major trading partners by more than the inflation rate differential between South Africa and Thailand and their major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. The value of the Rand against the U.S. dollar remains difficult to predict and vulnerable to significant depreciation. Since December 2001, the Rand has significantly appreciated against the U.S. dollar, ending fiscal 2005 at Rand 6.21. The Rand depreciated after March 31, 2005 to Rand 6.37 on September 15, 2005. Any strengthening of the Rand will have a negative impact on the U.S. dollar based earnings of the group, but a positive impact on its dollar based expenses. Collectively, a strengthening of the Rand against the U.S. dollar has a positive net profit impact on Naspers. Naspers cannot predict the future relative strength of the Rand or Baht against the U.S. dollar and expects that these currencies will remain volatile against major currencies like the U.S. dollar and the Euro.

In addition, fluctuations in the exchange rate between the Rand and the U.S. dollar could adversely affect the market value of Naspers American Depositary Shares (“ADSs”) in the United States and the real value of dividends paid on Naspers’ ADSs.

The activity of trade unions could adversely affect Naspers’ business

As of March 31, 2005, trade unions represented some of Naspers’ employees. In the past, trade unions have had influence as vehicles for social, economic and political reform and in the collective bargaining process. Naspers cannot assure you that the cost of complying with labor laws will not adversely affect its operations. The risks and associated costs with labor strikes are difficult to manage and predict.

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

Risks relating to Naspers’ business

Naspers’ level of debt could adversely affect its business and competitive position

Naspers has an amount of debt that may adversely affect its business in numerous ways. As of March 31, 2005, Naspers had total debt (including finance leases and debt in respect of program and film broadcasting rights) of approximately Rand 3.68 billion, or U.S. $593.2 million. On the same basis, Naspers’ ratio of total debt to equity would have equaled 0.56. Naspers’ debt could, among other things:

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

Naspers depends on access to cash flows from its subsidiaries and joint ventures, and limitations on accessing the cash flow may adversely affect Naspers’ business operations and financial condition

Naspers Limited has no significant business operations or assets other than its interests in its subsidiaries, joint ventures and other investments. Accordingly, Naspers relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. Naspers’ subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to Naspers, whether by intercompany loans or by the payment of dividends. The ability of Naspers to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa, Thailand, China and other countries, to foreign investment and exchange control laws and also to the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by Naspers’ South African businesses cannot be currently utilized outside South Africa without exchange control approval. Naspers’ non-South African subsidiaries may be subject to similar restrictions imposed by their respective home countries. In addition, because the consent of some of Naspers’ joint venture partners is required for distributions from Naspers’ joint ventures, Naspers’ ability to receive distributions from the joint ventures is dependent on the co-operation of its joint venture partners. The interests of the minority shareholders of some of Naspers’ subsidiaries and associates must be considered when those subsidiaries and associates make distributions. Accordingly, Naspers cannot assure you that it will be able to obtain cash from its subsidiaries, joint ventures and other investments at the times and in the amounts required by Naspers. Any failure by Naspers to receive distributions from its businesses could restrict Naspers’ ability to provide adequate funding to the combined group and otherwise meet its obligations. Naspers’ business units may face funding and liquidity difficulties under the terms of the financing arrangements upon which they depend. Each Naspers business relies on its own separate credit facility and financing, to the extent necessary. Naspers has not to date provided any parent company guarantees in respect of bank borrowings. Several of the credit facilities and other financing arrangements contain financial covenants and other similar undertakings and requirements. If these covenants, undertakings or requirements are violated, the financing may not be available and the relevant business unit could face liquidity difficulties. In addition, many of the different group credit facilities must be renewed annually by the relevant lenders.

Naspers’ businesses operate in highly competitive and rapidly changing industries and increased competition could adversely affect Naspers’ results of operations and financial condition

Pay-television. Although Naspers is currently the leading provider of pay-television services in most of its markets, Naspers competes directly with both state owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other entertainment and leisure activities for general leisure spending. Naspers cannot determine the nature or extent of future competition it may face in the pay-television market. In South Africa licenses may be granted in the future to other operators. In Greece and Sub-Saharan Africa, the entry of competitors into the pay-television market remains a continuous possibility. In Thailand, United Broadcasting Corporation Public Company Limited (“UBC”) faces competition from several provincial cable systems, some of whom do not hold an official license. Naspers cannot predict if or when competitors will enter the pay-television market in the other countries in which it offers pay-television services nor can it predict the likely loss of revenue or increase in costs if competitors enter these markets.

In addition, the sale of DVD’s and broadband and wireless internet companies providing digital pay-television content may over time erode Naspers’ traditional pay-television subscriber base.

Internet. The market for internet access, communication, portal and related services is highly competitive. Naspers anticipates that competition will continue to intensify as the use of the internet grows. The African and Asian internet markets are characterized by an increasing number of entrants. Naspers’ competitors may position themselves to compete in these emerging markets. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources and better recognized brand names than Naspers. Some of Naspers’ internet businesses may therefore never reach profitability.

Newspapers, Magazines and Printing. Revenues in the print media industry are dependent primarily upon paid circulation, advertising and printing revenues. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Naspers. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Naspers may face increased competition as both local and international publishers introduce new niche titles. Internationally recognized titles also continue to be introduced in South Africa. Many of the print media markets are overpopulated, with too many titles relative to the size of the subscriber base.

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

Other businesses. The markets for the products and services currently offered by Irdeto Access BV (“Irdeto Access”), Naspers’ conditional access technology business, and Naspers’ book publishing and education businesses are highly competitive. All three businesses operate in fragmented markets and some compete with large international players. Irdeto Access competes with numerous entities, including subsidiaries of other pay-television providers, many of which have substantially greater financial resources than Naspers. Via Afrika Limited (“Via Afrika”), the book publishing subsidiary of Media24, faces competition from several South African publishers as well as large international publishing houses, which have substantially greater resources and strong brand names. Educor Holdings Limited (“Educor”), the private education subsidiary of Media24, faces competition from many different South African public universities and private educators, as well as from international educators, many of whom have substantially greater resources and better recognized brand names than Educor.

Steady or declining subscriber levels may prevent further growth of some of or all of Naspers’ businesses

Naspers’ largest businesses are generally in mature markets and face significant difficulties in maintaining or growing the number of subscribers. Naspers’ pay-television business in Greece has in the past experienced high levels of annual subscriber churn and decreasing subscriber numbers. Naspers’ pay-television business in Africa is mature and total subscriber numbers have been relatively flat recently. High levels of churn and decreasing or flat subscriber numbers may be caused by competition from new entrants to the pay-television market and from other sources competing for discretionary income, economic and other local difficulties, the loss of popular sports and movie programming content and seasonality associated with the markets in which Naspers operates. Increases in prices can also lead to churn and subscriber terminations. Declining subscriber levels also adversely affect Irdeto Access, because Naspers’ pay-television operators constitute some of Irdeto Access’ primary customers. Naspers’ print media business has experienced declining circulation of some of its more established publications due to the maturity of some of its magazine titles and newspapers in South Africa and the introduction into the market of a large number of competing magazines and newspapers. Steady or declining subscriber levels make it difficult for Naspers to grow its businesses.

A reduction in demand for advertising may adversely affect Naspers’ businesses and revenues

A portion of Naspers’ revenue is generated by advertising revenues. Advertising revenues are cyclical and are dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence Naspers’ advertising and commercial printing revenue, decreases significantly in times of economic slowdown or recession. In particular, Naspers’ advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of Naspers’ control, such as terrorist attacks or acts of war. Global economic downturns and declining levels of business activity of Naspers’ advertisers have in the past and could in the future adversely affect Naspers’ results of operations. Newspaper and magazine advertising may decline relative to television, radio and outdoor advertising. Such trends would adversely affect Naspers’ results and financial condition.

Increases in newsprint and magazine paper costs could adversely affect Naspers’ results

Newsprint and magazine paper costs represent the single largest raw material expense for Naspers’ print media businesses and are among Naspers’ most significant operating costs. Newsprint and magazine paper costs fluctuate from time to time due to numerous factors beyond Naspers’ control, especially due to demand and supply forces, and exchange rate fluctuations between the Rand and other currencies such as the U.S. dollar and the Euro. An increase in newsprint and magazine paper costs could adversely affect Naspers’ earnings and cash flow.

Naspers’ business environment is subject to rapid technological change which could render Naspers’ products and services obsolete or less competitive

Naspers operates pay-television and technology businesses through its holding in MIH Holdings Limited (“MIH Holdings”) and internet businesses through Media24, Via Afrika and its holding in MIH Holdings. The rate of technological change currently affecting the pay-television and internet industries is rapid compared to other industries. Emerging trends, such as the migration of television from analog to digital transmission and the convergence of television, the internet, mobile telephones and other media, are creating an unpredictable environment. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to products and services sold by Naspers. Naspers’ print media, publishing and education businesses also operate in markets that continue to change in response to technological innovations and other factors. In particular, the means of delivering Naspers’ products, and the products themselves, may be subject to rapid technological change.

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

Naspers’ substantial investment in internet related business may not produce positive returns

A part of Naspers’ strategy is to further develop its internet businesses. Naspers has invested, and will continue to invest, significant amounts to develop and promote its internet initiatives and electronic platforms. Naspers has made these investments through Media24, Via Afrika and through its shareholding in MIH Holdings. The provision of products and services over the internet and otherwise in electronic form is highly competitive and is in relatively early stages of development.

Naspers may experience difficulties developing this aspect of its business due to a variety of factors, many of which are beyond Naspers’ control. These factors may include:

•	the extent of acceptance of Naspers’ internet initiatives and related electronic platforms by customers;

•	competition from comparable and new technologies;

•	government regulation and control of the content and medium;

•	customers not accepting or not continuing to use the internet and electronic media; and

•	failures or difficulties with the data networks and infrastructures upon which Naspers depends.

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

The internet and value-added telecommunications businesses in China in which Naspers has an interest are dependent upon relationships with third parties and mobile operators

Companies in which MIH Holdings has invested, including Tencent Holdings Limited (“Tencent”) and Sportscn, provide internet, mobile and telecommunications value-added services to subscribers in China through companies, which are licensed to operate these services, but in which MIH Holdings does not hold any direct or indirect equity interests. Instead, the companies in which MIH Holdings has invested rely on a series of contracts in order to recognize and receive the economic benefit of the business and operations of these companies. These contractual arrangements may not be as effective in providing control as direct ownership of the licensed operating companies, and there can be no assurance that the contractual arrangements are in compliance with Chinese laws and regulations.

The revenue generated by services provided over mobile telephone networks or fixed line networks are principally recognized and received under contracts with Chinese mobile telephony and network operators. If these operators commit errors in recording revenue or fail to pay fees due to service providers, or if existing contracts are not renewed or less favorable terms are imposed, the financial condition, results of operations and profitability of the companies in which MIH Holdings has invested would be materially and adversely affected. Also, if the business conditions of the mobile telephony operators deteriorate or if these mobile operators impose penalties or restraints on service providers, the business operations and financial condition of the companies in which MIH Holdings has invested may be materially and adversely affected.

The Chinese mobile telecommunications markets are highly competitive, rapidly developing and subject to significant economic, regulatory and other uncertainties. The size of the future customer base and user activity will be affected by a number of factors, many of which are outside of Naspers’ control, such as the regulatory regime governing the provision of telecommunication services in China and the general economic conditions in the region.

Naspers’ businesses rely on software and hardware systems that are susceptible to failure

Interruptions to the availability of Naspers’ internet services or increases in the response times of Naspers’ services caused by the failure of Naspers’ software or hardware systems could reduce user satisfaction, the amount of internet traffic and Naspers’ attractiveness to advertisers and consumers. Naspers’ publishing business also depends upon the timely functioning of software and hardware used to print newspapers and magazines and to publish books. Naspers is also dependent upon web browsers, telecommunication systems and other aspects of the internet infrastructure that have experienced significant system failures and electrical outages in the past. Naspers’ operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Despite Naspers implementing network security measures, Naspers’ servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems.

Naspers’ business may suffer if it cannot obtain attractive programming or if the cost of television receivers increases

The continued success of Naspers’ pay-television business depends upon its ability to continue to obtain attractive movie, sports and other programming on commercially reasonable terms. For most of the programming, Naspers contracts with suppliers who in turn purchase programming from content providers. Much of Naspers’ premium programming is sourced through Electronic Media Network Limited (“M-Net”) and SuperSport International Holdings Limited (“SuperSport”). Naspers’ film studio and sport programming contracts are up for renewal from time to time. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, Naspers will be required to seek alternative programming from other sources. Naspers cannot be sure whether alternative programming would be available on commercially reasonable terms or whether the alternative programming would appeal to Naspers’ subscribers. Naspers’ business strategy also depends on its ability to offer attractive programming on an exclusive basis. Political, regulatory and competitive pressures are making it more difficult to maintain exclusive rights to programming.

Naspers’ growth depends in part upon its ability to attract new pay-television customers. Many new customers are required to purchase the equipment necessary to receive Naspers’ broadcasts. The cost of this equipment may discourage potential subscribers, and Naspers’ market penetration and growth may be impeded if the cost of this equipment increases.

Satellite failures could adversely affect Naspers’ business and ability to grow

Naspers’ digital programming is transmitted to its customers through different satellites around the world, and in some regions Naspers’ terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, Naspers receives a significant amount of its programming through satellites. Satellites are subject to significant risks. These risks include defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. The operation of satellites is beyond Naspers’ control. Future launch failures or disruption of the transmissions of satellites that are already operational could adversely affect Naspers’ operations. Some satellites used by Naspers’ pay-television operations have experienced technical failures in the past. In addition, Naspers’ ability to transmit its programming following the end of the expected useful lives of the satellites Naspers currently uses and to broadcast additional channels in the future will depend upon Naspers’ ability to obtain rights to utilize transponders on other satellites. In the event of a satellite failure, Naspers would need to make alternative arrangements for transponder capacity. Naspers cannot assure you that it could obtain alternative capacity rights on commercially reasonable terms or at all. In the event that Naspers has to obtain alternative transponder capacity, it could further cause customers to realign their satellite dishes to receive the broadcasting signals, which could prove impractical and very expensive to implement.

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

Unauthorized access to Naspers’ programming signals may adversely affect Naspers’ revenues and programming arrangements

Naspers faces the risk that its programming signals will be accessed by unauthorized users. The delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming, or “piracy”. Naspers currently utilizes encryption technology supplied by Irdeto Access. This encryption technology, to remain effective in preventing unauthorized access, needs to continually be updated or replaced with newer technology. Naspers will continue to incur substantial expenditures to replace or upgrade its encryption technology in the future. Encryption technology cannot completely prevent all piracy, and virtually all pay-television markets are characterized by varying degrees of piracy that manifest themselves in different ways. In addition, encryption technology cannot completely prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If Naspers fails to adequately prevent unauthorized access to its transmissions, its ability to contract for programming services could be adversely affected and in any event it will lose subscribers who can then receive pirated signals.

Government regulations may adversely affect Naspers’ ability to conduct its businesses and generate operating profits

Pay-television, internet and other media operations are generally subject to governmental regulation in the countries in which Naspers operates. In these industries, governmental regulation can take the form of price controls, service requirements, programming content restrictions, ownership restrictions, licensing requirements and restrictions on the amount of fees paid for advertising. Delays in obtaining or renewing any necessary regulatory approvals could adversely affect Naspers’ ability to offer some of or all its services. In most of the countries in which Naspers conducts its pay-television businesses, it operates under licenses obtained from governmental or quasi governmental agencies. These licenses are subject to periodic renewal, and Naspers cannot assure you that they will be renewed on terms as favorable as the existing licenses or at all. Naspers cannot assure you that adverse changes in the regulatory framework of any country in which Naspers operates will not occur in the short or long term. The media and competition regulatory frameworks in South Africa, Sub-Saharan Africa, Thailand, China and Greece are subject to change, and the relevant regulatory authorities may increase their regulation of Naspers’ businesses in these countries. Naspers cannot predict the likely impact that any such action by applicable competition and regulatory authorities could have on the operation of its businesses. In addition, there are several legislative proposals and other initiatives underway in some markets that could materially impact how Naspers conducts its business.

Failure to maintain Naspers’ relationships with its partners, suppliers and local governments could disrupt Naspers’ businesses

Many of Naspers’ operations have been developed in cooperation or partnership with key parties. With regard to these operations, Naspers is dependent on its partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits. Any failure by Naspers to form alliances with such partners, or the disruption of existing alliances, could adversely affect Naspers’ ability to penetrate and compete successfully in many important markets. Naspers’ businesses are dependent on their relationships with international suppliers, including major film studios and book publishers.

Some of Naspers’ businesses may also be vulnerable to local governmental or quasi governmental entities or other third parties who wish to renegotiate the terms and conditions of their agreements or other understandings with Naspers or who wish to terminate these agreements or understandings. Adverse developments with respect to Naspers’ relationships with its partners or with local governmental or quasi governmental entities could adversely affect Naspers’ business strategy and results of operations in important markets. Such developments could also lead to the introduction of additional taxes.

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

Naspers’ intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect its results and ability to grow

Naspers’ products are largely comprised of intellectual property content that is delivered through a variety of media, including magazines, newspapers, books, television and the internet. Naspers relies on trademark, copyright, trade secret and other intellectual property laws and employee and third party non-disclosure agreements to establish and protect its proprietary rights in these products. Naspers conducts business in some countries where the extent of the legal protection for its intellectual property rights is not well-established or is uncertain.

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

Naspers may need to improve its internal controls over financial reporting and Naspers’ independent auditors may not be able to attest to their effectiveness, which could adversely affect Naspers’ business operations, reputation and profitability

Naspers is currently evaluating its internal controls over financial reporting in order to allow management to report on, and its independent auditors to attest to, the internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires that Naspers documents its internal control systems and processes over financial reporting, evaluates the adequacy of the design of these respective controls and test that these controls are operating effectively.

Naspers is still in the process of evaluating the adequacy of design and testing the effectiveness of these various internal control activities over financial reporting. Naspers may identify conditions that may result in significant deficiencies or material weaknesses in the future, which could impact Naspers’ ability to comply with the requirements of Section 404 in a timely manner. If Naspers is not able to implement the requirements of Section 404 in a timely manner and with adequate compliance, its independent auditors may not be able to attest to the adequacy and effectiveness of the internal controls over its financial reporting. In such an instance, Naspers may be subject to sanction or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of Naspers’ financial statements. In addition, Naspers may be required to incur costs in improving its internal control systems. Any such action could negatively affect Naspers’ results and have an adverse effect on its business operations, reputation and profitability.

Compliance with new accounting standards could have an adverse effect on Naspers’ financial results

New or revised accounting standards and rules promulgated from time to time by the South African, United States or International accounting standard setting boards could have a material adverse impact on Naspers’ reported financial results. With the adoption of International Financial Accounting Standards (“IFRS”), changes in the market valuation of certain financial instruments will be reflected in the reported results before those gains or losses are actually realized and could have a significant impact on the income statement in any given period. Certain new IFRS standards require certain items, including share-based payments, to be expensed through the income statement, that previously had no income statement impact under South African GAAP.

Naspers believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in significant penalties.

Risks relating to the Class N ordinary shares and Naspers ADSs

Existing Class A ordinary shares of Naspers have more voting rights than, and a liquidation preference over, the Class N ordinary shares and ADSs of Naspers

Naspers’ issued capital at March 31, 2005 consists of 712,131 Class A ordinary shares and 314,548,700 Class N ordinary shares. The Class N ordinary shares are listed on the JSE Limited (“JSE”) (formally the JSE Securities Exchange South Africa) and on a poll carry one vote per share. The Class A ordinary shares are not listed on any stock exchange and on a poll carry 1,000 votes per share. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of the Class A ordinary shares, which carry approximately 34.09% of the total voting rights in respect of Naspers’ ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of the Class A ordinary shares, which represents 21.36% of the total voting rights in respect of Naspers’ ordinary shares. The members of the board of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are also members of the board of directors of Naspers Limited. As a result, the controlling shareholders and these directors significantly influence the outcome of any action requiring approval of shareholders, including amendments to Naspers’ memorandum and articles of association for any purpose, the issuance of additional Class A or Class N ordinary shares, and mergers and other business combinations. If the interests of Naspers’ controlling shareholders and directors diverge from the interests of other shareholders, they may be in a position to cause or require Naspers to act in a way that is inconsistent with the general interests of holders of Class N ordinary shares and ADSs.

If Naspers is liquidated, holders of Class A ordinary shares will be paid the nominal value of such shares before any payment is made to holders of Class N ordinary shares or ADSs. Based on the outstanding Class A ordinary shares, this amounted to approximately Rand 14.2 million as of March 31, 2005.

In terms of South African company law, resolutions passed by Naspers’ shareholders and the lower voting rights of the Class N ordinary shares relative to Class A ordinary shares could deter a change in control and may adversely affect Naspers’ share price

Some of the provisions of the South African Companies Act, 1973 (the “Companies Act”) and some of the resolutions passed annually by Naspers’ shareholders in general meeting may discourage attempts by other companies to acquire or merge with Naspers, which could reduce the market value of Class N ordinary shares and ADSs. The Companies Act requires that 75% of the total votes exercisable by all shareholders at a meeting (subject to a quorum of shareholders holding at least 25% of the total number of votes present, in person or by proxy, at the meeting) approve changes to certain provisions of Naspers’ memorandum and articles of association. In addition, Naspers’ shareholders in general meeting may annually pass resolutions that authorize Naspers’ board of directors to issue certain Class N ordinary shares and certain Class A ordinary shares without the specific approval of the holders of Class N ordinary shares.

The lower voting rights of the Class N ordinary shares relative to Class A ordinary shares could prevent or hinder a merger, takeover or other business combination involving Naspers or discourage a potential acquirer from otherwise attempting to obtain control of Naspers.

Your ability to sell a substantial number of Class N ordinary shares or ADSs may be restricted by the liquidity of shares traded on the JSE or NASDAQ

The only trading market for Class N ordinary shares is the JSE. The only trading market for Naspers ADSs is the NASDAQ National Market (“Nasdaq”). Trading volumes of Naspers ADSs on Nasdaq have been low. As a result, the ability of a holder to sell a substantial number of Class N ordinary shares on the JSE or ADSs on Nasdaq in a timely manner may be restricted. From July 1, 2004 through June 30, 2005, 153.9 million Class N ordinary shares (48.8% of the total issued) were traded on the JSE and 0.3 million ADSs were traded on Nasdaq.

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

With the advent of electronic media in the 1980s, Naspers expanded its activities to incorporate pay-television and later internet media platforms. In 1985, Naspers and several other South African media companies formed an electronic pay-media business, M-Net. M-Net was listed on the JSE in 1990. In October 1993, M-Net was divided into two companies. The subscriber management, signal distribution and cellular telephone businesses, together with a holding in FilmNet (a pay-television operator in Europe) were placed into a new company called MultiChoice Limited (later named MIH Holdings Limited).

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

In 1997, MIH Limited created an internet service provider and named it M-Web Holdings. In March 1998, M-Web Holdings was spun off as a listed entity on the JSE. It was subsequently delisted, and Naspers now holds 100% of the economic interest in the company.

In January 2000, Naspers merged its existing private education business with another leading South African private education service provider, thereby forming Educor Holdings Limited, which is one of the leading private education providers in South Africa. During 2000, Naspers also organized and branded its print media businesses under the Media24 umbrella.

In December 2002, Naspers conducted a reorganization pursuant to which the minority interests in MIH Holdings and MIH Limited were swapped for shares in Naspers itself. Holders of MIH Limited shares, resident in any country other than South Africa, received their interest in Naspers shares in the form of Naspers ADSs. MIH Holdings shares were delisted from the JSE and MIH Limited’s shares were delisted from Nasdaq. At the same time, Naspers’ ADSs were listed on Nasdaq.

In May 2001, the group acquired a 46.5% interest in Tencent Holdings Limited, the operator of an instant messaging platform in China called QQ. The business developed into the leading instant messaging business in China. Tencent Holdings listed on the Hong Kong Stock Exchange in June 2004, whereafter Naspers’ interest decreased to 36.1%.

Naspers acquired an additional interest in M-Net and SuperSport and subsequently they were both delisted from the JSE and Nigerian Stock Exchange with effect from April 15, 2004.

In December 2004, Naspers acquired a 9.9% interest in the Beijing Media Corporation (“BMC”). BMC is a media company principally engaged in the sale of advertising space for the Beijing Youth Daily, production of newspapers and trading of print-related materials. On December 22, 2004 BMC listed its shares on the Hong Kong Stock Exchange.

On March 31, 2005, Naspers consolidated all its print media, book publishing (Via Afrika) and private education (Educor) assets under the Media24 umbrella in order to simplify the group structure.

For information on Naspers’ principal investments and capital expenditures and divestitures, see the description of Naspers’ business in “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”.

4.B.        Business Overview

Overview

Naspers is a multinational media company with principal operations in electronic media (including pay-television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ most significant operations are located in South Africa, where it generates approximately 72.7% of its revenues, with other significant operations located elsewhere in Sub-Saharan Africa, Greece, Cyprus, the Netherlands, the United States, Thailand and China. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books. Many of Naspers’ businesses hold leading market positions, and Naspers capitalizes on these strong positions when expanding into new markets.

Naspers’ business comprises two core segments:

Electronic Media

The electronic media segment comprises pay-television, internet and related technology activities and is operated principally through MIH Holdings. MIH Holdings owns or operates pay-television and internet subscriber platforms in Africa, Greece, Cyprus, Thailand and China. This segment contributed approximately 65.7% to Naspers’ total revenue and 74.6% of operating profit in fiscal 2005.

Print Media

Media24 encompasses the newspaper and magazine publishing and printing interests of Naspers. It also includes the internet activities of Media24 Digital. Media24 is the largest publisher of magazines, one of the largest publishers of newspapers and the largest printer and distributor of magazines and related products in Africa.

Via Afrika is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening, and viewing products in various formats. Naspers incorporated Via Afrika and Educor into the larger Media24 group during fiscal 2005. Educor is a leading provider of private education in South Africa. It offers face-to-face full-time, part-time and block release programs, as well as distance learning education and training programs. The print media segment contributed approximately 34.3% to Naspers’ total revenue and 27.2% to operating profit in fiscal 2005.

Strategy

Naspers focuses on media businesses in growing markets in which it has attained or hopes to attain strong, sustainable market positions. Naspers uses content, brands and distribution channels from existing businesses to grow businesses in other markets and to develop new businesses. Naspers has integrated the internet into each of its businesses to better reach and retain customers and increase the value of its content. Naspers’ key objectives are as follows:

•
Focus on Investments and Technology. Naspers has made substantial investments in recent years to upgrade and enhance its subscriber platforms. Naspers intends to consolidate the leading positions it holds in many markets and to expand into new ones. Most of Naspers’ pay-television platforms offer digital subscriptions and feature interactive or enhanced services. Naspers has expanded its printing facilities by investing in advanced printing and related facilities. Additional newspaper and magazine titles have been launched when market opportunities present themselves. Naspers also has launched several internet related businesses.

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

•
Grow Internet Businesses. Naspers intends, by offering content and superior service, to grow M-Web Holdings as an internet service provider and content portal in Africa. Naspers is also focused on e-commerce opportunities and on developing internet service provider (“ISP”) operations in other sub-Saharan nations. Naspers has an interest in the operations of China’s leading instant messaging platform, Tencent. It will continue to develop such interests in China and elsewhere. Naspers’ print media and book publishing businesses are using their core competencies to create new business opportunities over the internet.

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

•
Provide Quality Service. Naspers views its subscriber platform business primarily as a service business and, accordingly, places great emphasis on providing quality customer service. Naspers believes that this helps build customer loyalty and reduce “churn” (a term used to describe subscriber loss). Naspers seeks to achieve high-quality customer service by operating service centers and utilizing advanced computer systems, which allow customer service representatives to address customer concerns more quickly.

Segments

Naspers’ business is comprised of two core segments - Electronic Media and Print Media. The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period for Naspers’ core business segments for the last three fiscal years:

	Revenue (Rand millions except percentages)
	2005		2004				2003
	R millions	% of revenues	% change from 2004	R millions	% of revenues	% change from 2003	R millions	% of revenues

Electronic Media
— Pay-television	8,122	58.2	11.3	7,299	57.0	1.0	7,225	59.2
— Technology	289	2.0	(8.3)	315	2.5	(16.7)	378	3.1
— Internet	763	5.5	(27.1)	1,047	8.2	14.7	913	7.5
Print Media
— Newspapers, magazines and printing	3,374	24.2	19.6	2,820	22.0	14.2	2,469	20.2
— Books	861	6.2	9.7	785	6.1	18.0	665	5.5
— Education	547	3.9	2.1	536	4.2	(3.1)	553	4.5
Corporate services	3	—	50.0	2	—	100.0	1	—

The following table shows operating profit/(loss) and the percentage change in operating profit/(loss) from the prior period for Naspers’ business segments for the last three fiscal years:

	Operating profit/(loss) (Rand millions except percentages)
	2005		2004		2003
	R millions	% change from 2004	R millions	% change from 2003	R millions
Electronic Media
—Pay-television	2,069	94.6	1,063	144.4	435
—Technology	(144)	(128.6)	(63)	—	14
—Internet	(31)	61.7	(81)	81.1	(428)
Print Media
—Newspapers, magazines and printing	606	62.5	373	33.7	279
—Books	72	380.0	15	—	(47)
—Education	12	—	12	—	(7)
Corporate services	(44)	(46.7)	(30)	(50.0)	(20)

The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period by geographic market for the last three fiscal years:

	Revenue (Rand millions except percentages)
		2005			2004			2003
	R Millions	% of revenues	% change from 2004	R millions	% of revenues	% change from 2003	R millions	% of revenues

South Africa	10,147	72.7	16.9	8,679	67.8	8.8	7,976	65.4
Rest of Africa	1,492	10.7	(0.7)	1,503	11.7	(5.2)	1,585	13.0
Greece and Cyprus	1,433	10.3	3.1	1,390	10.9	—	1,390	11.4
Asia	591	4.2	(40.0)	984	7.7	13.8	865	7.1
United States	34	0.2	25.9	27	0.2	(55.0)	60	0.5
Other	262	1.9	18.5	221	1.7	(32.6)	328	2.6

Electronic Media

Overview

The electronic media segment comprises pay-television platforms, internet operations and instant messaging services and related technologies, and is principally operated through MIH Holdings. These businesses do not all develop at the same rate and are at varying stages of growth. The internet is already providing much of the content and services that are available through interactive enabled television sets and mobile devices and will effectively become a backbone to the delivery of these services. The electronic media activities are conducted through various subsidiaries, joint ventures and associated companies primarily in Africa, Greece, Cyprus, Thailand and China.

Pay-television

The following table sets out the services offered and subscriber numbers for the group’s pay-television subsidiaries and joint ventures by region and service as at the end of fiscal 2005:

	LAUNCH DATE	SERVICE	SUBSCRIBERS AS AT MARCH 31, 2005
AFRICA
South Africa	1986	M-Net (analog)	252,525
	1995	DStv (digital)	895,346
Sub-Saharan Africa	1991	M-Net (analog)	2,373
	1996	DStv (digital)	333,781
MEDITERRANEAN
Greece	1994	FilmNet/SuperSport (analog)	94,726
	1999	NOVA (digital)	209,312
Cyprus	1993	LTV (analog)	50,882
	2004	LTV (digital)	8,819

ASIA
Thailand	1995	UBC Cable (analog)	118,646
	1995	UBC Satellite (digital)	319,634
	2003	UBC Cable (digital)	14,826
	2004	UBC (RNT)	7,700
___________

From fiscal 2001 to fiscal 2005, the group increased the total number of subscribers under management from 1,925,511 to 2,308,570, or 19.9%. Over the same period, the group’s digital subscribers as a percentage of its total subscribers increased from 47% to 77%. During fiscal 2005, the digital subscriber base increased by 240,975 to 1,781,718 subscribers, representing 16% growth. The group continues to migrate subscribers from the analog service to the higher revenue and higher margin digital service. The South African pay-television market is relatively mature, and the group does not expect the total number of subscribers in that market to increase substantially.

The following table shows the growth of subscribers in each of the group’s markets:

	March 31,
	2005	2004	2003	2002	2001	CAGR(1)
SUBSCRIBERS (THOUSANDS)
AFRICA
South Africa	1,148	1,076	1,045	1,057	1,060	2.0%
Sub-Saharan Africa	336	292	260	224	180	16.9%
Total Africa	1,484	1,368	1,305	1,281	1,240	4.6%
MEDITERRANEAN
Greece	304	291	256	265	334	(2.3%)
Cyprus	60	60	54	53	51	4.2%
Total Mediterranean	364	351	310	318	385	(1.4%)
ASIA
Thailand	461	436	438	413	383	4.7%
Total Subscribers	2,309	2,155	2,053	2,012	2,008	3.6%
___________

(1)	Compounded annual growth rate calculated from March 31, 2001 until March 31, 2005.

Africa

The African business is operated through MultiChoice Africa (Proprietary) Limited and MultiChoice Subscriber Management Service (Proprietary) Limited (collectively “MultiChoice South Africa”), and MultiChoice Africa Limited (“MultiChoice Africa”), each an indirect wholly owned subsidiary of Naspers Limited. The African business provides pay-television and subscriber management services in 48 countries throughout Africa and the adjacent Indian Ocean islands. The group has ownership interests through MultiChoice South Africa and MultiChoice Africa in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In many other Sub-Saharan African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa’s subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

The pay-television service consists of terrestrial analog networks as well as direct-to-home digital satellite television (“DStv”) bouquets on four separate satellites: Eutelsat W4 KU-band, Eutelsat SESAT Ku-Band, PAS 10 C-band and PAS 7 KU-band. In Namibia, the terrestrial analog network was replaced with a Digital Terrestrial Transmission (“DTT”) network.

South Africa

MultiChoice South Africa offers a customized M-Net premium analog terrestrial channel consisting of sport and movies, as well as the premium DStv digital bouquet consisting of 71 video channels (including 6 Indian and 3 Portuguese), 8 data channels, 40 audio music channels and 25 radio channels. Among the most popular with viewers are M-Net (Africa’s premier pay-television channel), SuperSport, Movie Magic, KykNET, Discovery Channel, BBC Prime and National Geographic Channel.

During fiscal 2005, enhancements to the DStv bouquet in South Africa included the addition of 4 video channels to the English language DStv digital bouquet - SuperSport 3 (a dedicated soccer channel), E! Entertainment (a youth orientated celebrity channel), MTV Base Africa, and Boomerang (an animated channel for young children), as well as enhanced television applications on BBC Food, History Channel, Cartoon Network and Discovery Channel channels and further expansion on the current educational games offering such as “Kidswise”. Enhanced television is an interactive application which allows viewers to use their remote controls and access information related to the content they are viewing.

MultiChoice South Africa’s aggregate subscriber base in South Africa as of March 31, 2005 was 1,147,871 subscribers, an increase from 1,075,708 subscribers at March 31, 2004, an increase of 6.7%. The digital subscriber base in South Africa grew by 120,459 subscribers during fiscal 2005 (from 774,887 to 895,346 subscribers) and as of March 31, 2005 accounted for 78% of the total number of pay-television subscribers in South Africa. The analog subscriber base declined to 252,525 subscribers during the same period, primarily due to subscribers upgrading from the analog to the digital platform. As of March 31, 2005, MultiChoice South Africa’s subscriber base represented approximately 18% of South Africa’s television households.

South Africa is Africa’s largest economy, with a population of approximately 44 million people, and is Africa’s third largest television market, with approximately 6.5 million television households. The South African market is relatively mature. Although the overall subscriber base is not expected to increase substantially, MultiChoice South Africa does expect to continue to migrate subscribers from the analog service to the higher margin digital service.

The joint venture companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net provides premium entertainment channels and SuperSport provides sports channels carried by MultiChoice South Africa and MultiChoice Africa on their pay-television platforms in Africa.

M-Net and SuperSport were delisted from the JSE in April 2004. Subsequent to the delisting, Naspers owns 60.1% of each of M-Net and SuperSport.

M-Net has output deals with film and television studios, enabling it to screen the best of quality movies, series and miniseries. M-Net compiles 14 channels for broadcast across the African continent. These channels are carried on various satellite platforms all of which are operated by MultiChoice Africa under the DStv brand.

SuperSport produces nine sports channels for distribution across Sub-Saharan Africa. These comprise three primarily live 24-hour channels, including a dedicated pan-African football channel (football is also known as soccer), a sports update channel, a 24-hour highlights channel, a dedicated interactive sports channel and three ad hoc sports channels, covering more than 100 different genres of sport. The football channel screens South African Premier Football League and various Confederation of African Football games, extensive live English Premier League games, Italian Serie A and Bundesliga football. Extensive coverage of South African and international cricket, rugby, golf and tennis are also offered on other SuperSport channels. The SuperSport Zone channel provides information, live scores and statistics on specific sporting events. SuperSport has recently launched a 3G mobile service to South African mobile service providers.

MultiChoice South Africa services its South African subscriber base through its customer care and billing center in Johannesburg and branches in Durban and Cape Town. The center in Johannesburg provides customers with walk-in and phone-in service, while the branches provide customers with a walk-in service.

The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to MultiChoice South Africa’s customers’ homes, where it is received by an antenna and decrypted by a set-top box. A satellite transmits the digital satellite signal. MultiChoice South Africa leases 9 KU-band transponders on this satellite, and its uplink facilities are provided by Orbicom (Pty) Limited and British Telecom (KU-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27-inch (or 90 cm), or smaller, ground dishes). Digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa and MultiChoice South Africa utilize the Irdeto Access conditional access system and third party set-top box technology that incorporates Irdeto Access’ software for their analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. MultiChoice Africa and MultiChoice South Africa utilize the Irdeto Access encryption and set-top box technology for their analog and digital platforms.

During the year ended March 31, 2005, MultiChoice South Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 2.02% on its analog subscriber base and 0.96% on its digital subscriber base. This compares to an average monthly net churn of approximately 1.26% on its analog subscriber base and 0.79% on its digital subscriber base during fiscal 2004. The net churn for the analog subscriber base excludes customers who upgraded to the digital service.

MultiChoice South Africa bills its subscribers monthly, in advance, in Rand. The following table sets forth certain pricing information for the South African businesses:

	Subscribers			Monthly Subscription Price		Equipment Price(1) Purchase
	March 31,
	2005	2004	2003	Rand	U.S. $(3)	Rand	U.S. $(3)
	(thousands)

Analog	253	301	366	219.99(2)	35.43	550	88.57
Digital	895	775	679	399.00(2)	64.25	650	104.67
___________

(1)	Excludes price of satellite receiver in the case of digital service.

(2)	Includes price increase that occurred in April 2005.

(3)	Converted at spot exchange rate at March 31, 2005 (U.S. $1 = Rand 6.21)

Sub-Saharan Africa

The group offers terrestrial analog, digital terrestrial and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures, agents and franchises. MultiChoice Africa offers many of the same premium channels in Sub-Saharan Africa as MultiChoice South Africa offers in South Africa, including those broadcasting exclusive premium films and popular sports. MultiChoice Africa’s digital service features various bouquets with some 75 video channels (including the customized M-Net channel and many major international network channels), 8 data channels and up to 56 audio channels, which are transmitted to 48 countries in Sub-Saharan Africa, and adjacent islands. MultiChoice Africa’s analog service transmits a customized M-Net and SuperSport channel, which features exclusive movies and sports and other programming, to three African countries. As of March 31, 2005, MultiChoice Africa and its subsidiaries and joint ventures had 333,781 Sub-Saharan African subscribers to its DStv digital satellite and terrestrial services and 2,373 Sub-Saharan African subscribers to its terrestrial analog service, compared to 283,093 digital and 8,859 analog subscribers as of March 31, 2004.

The marketing efforts of MultiChoice Africa’s Sub-Saharan pay-television business are focused on the major cities in each of the countries served on the basis that households in these major metropolitan areas are more likely to be able to afford its services than rural households. In line with the focus on serving niche markets, a new satellite, SESAT, was introduced during fiscal 2005 to accommodate the expansion of the digital subscriber base for the French and Portuguese bouquets. An additional 9 Portuguese channels were added in Angola and Mozambique resulting in substantial growth in the Angolan market. Eleven new French channels have been launched on the French bouquet which is focused on the Democratic Republic of Congo and surrounding Francophone countries. The addition of a number of new English channels has allowed the premium DStv bouquet to maintain its position as the leading offering in the market. The company has intensified its focus on providing localized programming to subscribers especially in West Africa - this includes the extension of broadcast hours for Africa Magic and the addition of two free-to-air channels in Nigeria, bringing the total number of Nigerian channels to five. An additional Ghanaian free-to-air channel was added to the DStv bouquet.

In each Sub-Saharan African market, MultiChoice Africa generally bills its customers in U.S. dollars or U.S. dollar equivalents. During fiscal 2005, its Sub-Saharan African operations experienced an average monthly net churn of approximately 6.67% on the analog subscriber base and approximately 1.65% on the digital subscriber base, as compared to average monthly net churn of approximately 5.1% on the analog subscriber base and approximately 1.52% on the digital subscriber base for fiscal 2004. The high analog churn is due to the closure of most of the remaining analog transmission networks and upgrades to the digital services.

The following table sets out certain pricing information for MultiChoice Africa’s Sub-Saharan African businesses:

	Subscribers			Monthly Subscription Price(1)	Equipment Price(2)
	March 31,
	2005	2004	2003
	(thousands)

Analog	2	9	15	U.S.$ 34.00	N/A
Digital	334	283	245	U.S.$ 56.00	U.S. $ 200
___________

(1)	Represents the average price across all of MultiChoice Africa’s Sub-Saharan African businesses.

(2)	Includes the price of the satellite receiver.

MultiChoice Africa’s digital service is transmitted direct-to-home, on PAS10 C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz), the Eutelsat W4 KU-band, Eutelsat SESAT KU-band and PAS7 KU-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa utilizes the Irdeto Access conditional access system and third party set-top box technology that incorporates Irdeto Access’ software for both its analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted digital programming.

MultiChoice Africa delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in three countries. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted scrambled television signal. When received by a customer, a decoder in a set-top box descrambles the signal and provides it to the customer’s television receiver. MultiChoice Africa is systematically shutting down its analog terrestrial networks on a country by country basis as more and more analog subscribers migrate to digital, making the terrestrial analog networks uneconomical on a selective basis. During fiscal 2005 the analog service was terminated in Zambia and Namibia. In Namibia, the analog service was replaced with an innovative new Digital Terrestrial Transmission (“DTT”) service. Subscribers are now able to receive multiple channels in digital quality.

Mediterranean

Naspers offers terrestrial analog and digital pay-television services in Greece and Cyprus through its subsidiary NetMed NV (“NetMed”). The digital service in Cyprus was launched in July 2004. An agreement was reached on June 19, 2003, pursuant to which Teletypos SA and its subsidiaries (“Teletypos”) exchanged their equity interest in MultiChoice Hellas SA (“MultiChoice Hellas”), a subsidiary of NetMed, in return for approximately €6.6 million in cash and a 12.8% equity interest in NetMed (“the Teletypos transaction”). The Teletypos transaction was subject to certain regulatory approvals that were obtained on September 22, 2004. After the completion of the Teletypos transaction, Naspers owns 74.5% of NetMed. Global Capital Investors II LP (“Global”), an investment fund managed by Global Finance SA, owns 8.5% of NetMed, Antenna Pay-TV Limited (“Antenna”), a subsidiary of Antenna SA, owns 4.2% of NetMed, and Teletypos owns 12.8% of NetMed. If NetMed fails to complete an initial public offering (“IPO”) of its shares by December 2005, Antenna and Global have the right to give notice by January 31, 2006, that they intend to put their shares to Myriad International Holdings BV (“MIH BV”), subject to the rights of the other shareholders. There are currently no plans for an IPO of NetMed’s shares and the possibility therefore exists that Antenna and Global will put their shares to MIH BV.

On July 26, 2002, NetMed, MIH BV and Fidelity Management S.A. (“Fidelity”), among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed period and accordingly NetMed and MIH BV believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. The arbitration hearings were completed in September 2004 and an award was made in favor of NetMed and MIH BV. Fidelity challenged the award in the English courts, but the challenge was dismissed on June 13, 2005. For more information on this and related proceedings, please see “Item 8.A. Financial Information—Legal Proceedings”.

NetMed manages its Mediterranean pay-television business through the following operating subsidiaries:

•
MultiChoice Hellas and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. After the completion of the Teletypos transaction and a share capital increase in June 2005, NetMed, through Myriad Development B.V., controls 96.4% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held as to 3.6% by Lumiere Television Limited. NetMed owns 69.04% of MultiChoice Cyprus Holdings Limited and the remaining 30.96% is held by Lumiere Television. MultiChoice Cyprus Holdings owns 50.9% of MultiChoice Cyprus, a company listed on the Cypriot Stock Exchange, and the remaining shares are publicly held.

•
NetMed, directly and indirectly through its subsidiary, Myriad Development BV, owns 100% of NetMed Hellas SA (“NetMed Hellas”). NetMed Hellas operates the FilmNet and SuperSport premium pay-television channels in Greece.

•	Synergistic Network Development S.A. is 100% owned by NetMed and is responsible for signal transmission and distribution.

NetMed’s Greek digital satellite service, Nova, offers 28 channels in Greek and more than 250 other European channels. The Greek language channels that are included in the Nova service (such as FilmNet, SuperSport and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, MGM, TCM, National Geographic, Animal Planet, Jetix Kids and E! entertainment. SuperSport features exclusive sporting events for the Greek market.

FilmNet provides a combination of exclusive, first run movies, along with some original and imported series. NetMed’s analog service consists of three channels; FilmNet, SuperSport and Jetix Kids transmitted on two analog frequencies.

Greece has a population of approximately 10.9 million people and approximately 3.5 million television households, giving NetMed’s pay-television services a market penetration of approximately 9% of television households.

The total number of pay-television subscribers for the Mediterranean region was 363,739 households at the end of fiscal 2005, up from 351,292 at the end of fiscal 2004, an increase of 3.5%. During fiscal 2005, the analog subscriber base in Greece declined by 17,273 to 94,726 households, while Nova (the digital television service) maintained its leading position in the region by adding 30,391 digital subscribers to end the fiscal year with 209,312 subscribers. As of March 31, 2005, NetMed had 59,701 subscribers in Cyprus.

The decline in Greek subscribers from 2001 to 2003 was caused by market confusion as a result of the launch and subsequent liquidation of a new competing pay-television service in Greece. In October 2001, Alpha Digital Synthesis S.A. (“Alpha Digital”) entered the pay-television market in Greece and launched a 20-channel pay-television service. In September 2002, Alpha Digital entered into liquidation. However, NetMed’s subscriber numbers have still not fully recovered as the commercial television company, Alpha Satellite TV S.A. (“AST”), took over and contracted with the majority of A Division Greek football teams and continues to be active in the football rights market. NetMed gradually improved its position to hold contracts with 10 of the 16 clubs during the 2004/05 season. AST however remains a strong competitor and has contracted with 10 of the A Division football clubs for the 2005/06 season. NetMed has experienced a decline in the number of its teams from 10 to 6, with one team in dispute. AST’s activities in the market could further undermine NetMed’s subscriber growth. Rights to the Greek Cup competition, have been sold to the Greek state broadcaster for the next two years. See “—Competitors and Competitive Position” for more information.

During fiscal 2004, NetMed experienced an average monthly net churn of approximately 1.08% on its total subscriber base in Greece, a deterioration from 0.45% during fiscal 2004. This deterioration was due to a lack of stability in the local football environment. In the year ahead, the line-up may deteriorate further and churn could increase. The equivalent churn rate for Cyprus was 0.82% in fiscal year 2005 compared with 0.30% for fiscal year 2004, as there was no new sporting event signed up during the year. Another factor that could lead to additional churn in Cyprus is competition from broadband services (See “-Competitors and Competitive Position”).

NetMed markets the Nova service as an upscale alternative to the premium analog package, and it expects the majority of the growth in its digital platform to come from subscribers that upgrade from the analog service. Through March 31, 2005, approximately 29% of the growth in the Greek digital subscriber base comprised analog subscribers who have converted to the digital service. Overall, 39% of the total current Greek digital subscriber base was analog subscribers in the past. Cyprus’ equivalent statistics are 72% and 76% respectively.

NetMed has concluded a number of long-term agreements for sports and film rights. Currently, NetMed holds the rights to 6 of the 16 A Division teams for the 2005/06 season, including three of the top four teams, with one team in dispute. The status of football in Greece, however, remains uncertain, with several clubs, including one of the four most popular, facing financial difficulties. Clubs have received no tax relief from the Greek government and are unlikely to do so in the near future. EPAE, the organizing body of the Greek football league, will increase the A Division from 16 to 18 teams in the season 2006/07. This could lead to greater competition to secure the rights to two additional teams being promoted from the B Division. NetMed may fail to secure the rights to these teams and could be caught in a bidding contest that leads to an increase in rights fees. NetMed has resigned from all court cases pertaining to the rights of football teams but continues to pursue teams for damages although there is no certainty as to the outcome and the legal process is proving to be extremely lengthy.

Thailand

The group has a joint venture interest in UBC, the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, the group now owns 30.6% of UBC at June 30, 2005. UBC is quoted on the Stock Exchange of Thailand under the symbol “UBC”. The remaining shares in UBC are beneficially owned by Telecom Holding Limited (“TH”) (22.57%), a subsidiary of True Public Company Limited (“TA”) (formerly Telecom Asia Public Company Limited, True Multimedia Limited (17.66%) (formerly Asia Multimedia Limited, a subsidiary of TH, the Mass Communications Organization of Thailand (0.4%), which is one of the two primary media regulators in Thailand, and other private investors and the public (28.81%).

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

UBC’s digital satellite and digital cable services each provide the same 70 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels. The analog cable service provides some 51 channels including proprietary channels showing movies and sports, major international channels, six major free-to air networks, in addition to 7 educational channels. Channels produced and shown on UBC’s pay-television systems include UBC Film Asia, UBC InsidE, UBC Spark, UBC Series, UBC News, UBC X-Zyte, UBC Soccer, UBC Sport+, SuperSport and SuperSport Action, (which shows programming tailored for Thai audiences, including favorite local sports such as Mua Thai boxing and Thai football), along with exclusive major international events. UBC also sub-licenses channels it produces to local cable operators who agree to desist from pirating content, through its appointed agent RNT Company Limited (“RNT”). This strategy is primarily aimed at encouraging local cable operators to cease pirating content and to generate some revenue in the lower economic segments which could otherwise not afford a digital subscription service. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and Hallmark; news channels such as CNN, BBC and CNBC; children’s programs such as the Cartoon Network; infotainment channels such as Discovery, Animal Planet, National Geographic and History Channel; and sports channels including ESPN and Star Sports. UBC secured the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market. A significant number of these “turn around” channel arrangements are done on an exclusive basis. In Naspers’ other markets, exclusive rights to first-run movies are secured by the operating companies through their locally created movie channels. UBC also broadcasts major local free-to-air channels. Most programming on UBC’s pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

For the year ended March 31, 2005, UBC’s average monthly net churn was approximately 1.37%, as compared to 1.5% for fiscal 2004. Churn reduced slightly, as UBC announced a Thai Baht 160 price increase across all packages in fiscal 2004, but had no price increases in the year ended March 31, 2005. Increased competition from cable operators who pirate their content and sell a competitive package at a fraction of the price has also contributed to churn, remaining relatively high compared to the rest of the pay-television businesses of Naspers. UBC both sells and rents set-top boxes to subscribers. Where the set-top boxes are rented, the cost is built into the connection fee and monthly charge. The group believes that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC’s services.

As of March 31, 2005, UBC had 460,806 total subscribers, consisting of 118,646 analog cable subscribers, 14,826 digital cable subscribers, 319,634 digital satellite subscribers and 7,700 RNT subscribers, compared to 436,193 total subscribers at March 31, 2004 (132,351 analog cable, 299,417 digital satellite and 4,425 digital cable), an increase of 5.6%. RNT subscribers are counted by taking the revenue generated from sub-licensing to local cable operators and dividing it by an equated factor that equates subscribers in terms of margin to a full digital service subscriber. As such, actual viewers exceed the equated number. The subscriber base has grown by 24,613 subscribers or 5.6% year on year as a result of improved sales due to improvements in content and the inroads made into reducing the amount of pirated content on local cable networks. Subscriber numbers were further boosted by the launch of the RNT package while churn also declined slightly due to no price increase implemented in fiscal 2005. In the absence of content piracy by local cable operators, net subscriber growth would have been higher. UBC has been engaging the Royal Thai Government to address this issue.

Thailand has a population of approximately 61 million people, with approximately 15.4 million television households. There are many small, provincial cable systems, now estimated at over 400, of which only 76 are officially licensed through annual licenses. A substantial number of these operators are currently violating Thai law, including licensing requirements and copyright law, and increased pressure is being brought against these illegal operators. Content providers have filed complaints against these operators resulting in raids and confiscation of equipment by the Royal Thai Police. Taking into account the crackdown on illegal operators in Thailand and assuming the Thai government continues to take action against unlicensed operators and operators who violate Thai copyright law, the group believes that the coordinated marketing of UBC’s analog and digital cable and digital satellite services should result in increased subscriber growth. UBC is engaged in extensive lobbying efforts as are international rights owners. This issue is also being raised in current free trade discussions between Thailand and the United States.

UBC launched a digital cable service in October 2003 on the network it leases from True Multimedia. True Multimedia has offered additional bandwidth to carry digital services for a five year period at no additional charge. At the end of the five years UBC hopes to have fully migrated its analog cable base to digital cable thereby freeing bandwidth previously used for transmitting analog services to launch additional digital services.

The following table sets out certain package pricing information for the Thai business:

	Subscribers			Mini Package		Bronze Package(1)		Silver Package(2)		Gold Package		Platinum Package(2)
	March 31,
	2005	2004	2003	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)	Baht	U.S. $(4)
	(thousands)

Analog Cable(3)	119	132	146	549.48	14.00	700.00	17.84	N/A	N/A	1,412.97	36.01	N/A	N/A
Digital Cable(3)	15	5	-	N/A	N/A	700.00	17.84	750.00	19.11	1,412.97	36.01	2,000	50.97
Digital Satellite(3)	320	299	292	N/A	N/A	700.00	17.84	750.00	19.11	1,412.97	36.01	2,000	50.97
RNT	8	-	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
___________

(1)	In previous years this package was referred to as the Silver Package and has been renamed Bronze with the launch of a new Silver Package. The price was reduced from THB 928.26 to THB 700.

(2)	These packages were launched effective March 1, 2005.

(3)
Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital satellite subscriber rental fees vary depending upon the date on which the subscriber joined the service. Digital cable subscriber rental fees are the same for all subscribers who rent their equipment. Rental fees are THB 90 for analog cable and THB 160 for digital cable and satellite.

(4)	Inclusive of value-added tax (“VAT”) and converted at closing exchange rate for the year ended March 31, 2005 (U.S. $1=Thai Baht 39.24).

(5)	Installation fees were reduced from THB 5,000 to THB 2,000 and deposit reduced from THB 4,000 to THB 2,000 reducing the total up front fee from THB 9,000 to THB 4,000 effective March 1, 2005.

UBC’s digital satellite service is transmitted on a KU-band signal through the Thaicom 3 satellite. Customers receive their signal on a 60-90 cm satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. UBC utilizes the Irdeto Access conditional access system and third party set-top box technology that incorporates Irdeto Access’ software. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to the encrypted digital programming.

In 2003 and 2004, UBC experienced some problems with the Thaicom 3 satellite which was resolved by the satellite owner and as a result Shin Satellite Public Company Limited (“Shin Sat”) has also offered capacity on Thaicom 2 to stabilize the situation. The problems in 2003 and 2004 did not have a significant financial impact as they did not cause a major disruption to services. In addition in May 2005 the satellite agreement was amended whereby Shin Satellite has agreed to launch a new satellite, Thaicom 5 in 2006 to replace Thaicom 3. In addition total capacity offered to UBC on the new satellite will be increased by an additional two 54 MHz transponders with additional back up options while the monthly fee has remained unchanged. If Shin Sat does not launch Thaicom 5 within an acceptable period UBC has the right to cancel the existing agreement and look for an alternative satellite provider.

UBC cable’s transmission is delivered on hybrid coaxial fiber-optic cable lines over a dropwire into homes that utilize a set-top box to access the signal. Digital cable set-top boxes incorporate Irdeto Access’s conditional access software and are sourced from the same supplier as the digital satellite boxes.

Competitors and Competitive Position

MultiChoice South Africa’s digital and analog platforms in South Africa compete directly with the four free-to-air television channels in South Africa (which are also carried on MultiChoice Africa’s digital bouquet) and indirectly with all live sporting events, motion picture theatres, video rental stores, mobile telephones, lotteries, gaming, the internet and other forms of entertainment.

MultiChoice Africa is the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which MultiChoice Africa broadcasts, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. Digital direct-to-home (“DTH”) competition is expected across Sub-Saharan Africa. During the course of the year three new DTH competitors launched their services in Nigeria. MultiChoice Africa believes that its wide selection of high-quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market.

In Greece and Cyprus, NetMed competes directly with free-to-air broadcast channels, including national Greek networks (such as ERT, Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna).

Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and Alpha Digital, had been granted licenses. Both had their licenses revoked, as Intersat failed to launch a digital television platform and Alpha Digital entered into liquidation. Recently the Greek Post, Telecommunication & Telegraph (“PTT”) OTE launched a national satellite called Hellas Sat, serving Greece, the Balkans and greater Europe. The Greek regulatory process for issuing terrestrial licenses has been frozen due to government bureaucracy and proposed legislative changes for more than five years, a fact that may continue to retard the development of commercial opportunities for NetMed at a time when the state broadcaster, ERT, is being given a special dispensation to develop Digital Terrestrial Transmission (“DTT”). ERT has been granted permission to conduct a DTT pilot in 2006 and has announced intentions to launch a free-to-air movie channel and sports channel. This could dampen demand for pay-television movie and sports channels offered by NetMed if ERT deploys its channels commercially. Delays in acquiring DTT frequencies for pay television could also prevent NetMed from developing other TV distribution platforms which would form a natural extension to its core business.

New technologies are being adopted in Cyprus where a broadband network has been laid down by the Cyprus telecommunications monopoly, Cyta. The network currently reaches 65% of Greek-speaking Cypriot households. Cyta has launched Mivision, a package of basic pay-television channels as well as high speed internet and bundled telephony services to consumers. Cyta has launched Video-on-demand (“VOD”) services via broadband and is competing directly with NetMed in the territory. A rival digital satellite pay-television operation on Hellas Sat, named AthinaSat, launched in May 2005, with a basic package of 12 channels. Increased competition in Cyprus has depressed the growth of NetMed’s digital subscriber base and may continue to do so. A rise in the costs of exclusive programming is being experienced in the territory as competition escalates.

Increased competition in Cyprus has prompted regulators to review the duration and exclusivity of programming deals, especially football, held by MultiChoice Cyprus’ two program suppliers LTV and Alfa. The Cypriot regulator has limited the term of football rights from five years to three years and obliged the Cyprus Football Federation to offer additional packages of football rights in the increasingly competitive market. Cyta has successfully bid for some of the additional packages of rights. Further regulatory review of exclusive programming rights is possible and remains a risk.

The Thai television industry consists primarily of six free-to-air television stations and UBC’s pay-television operations. There are also several small, provincial cable systems, now estimated at over 400. In 1999, Thai Television, formerly World Star Television, launched an unencrypted pay-television service in Bangkok which charges subscription fees and relies upon advertising revenue. Thai Television has faced a number of operational challenges and difficulties in securing advertising revenues due to low penetration and viewership. New technologies are being adopted in Thailand where fixed line telephone networks owned by the Telephone Organization of Thailand Public Company Limited, True Public Company Limited and TT&T Public Company Limited are being upgraded to offer asynchronous digital services (“ADSL”). The fixed line operators are attempting to supply free and pay-television channels as well as high speed internet and bundled telephony services to consumers and also launch Video-on-demand (“VOD”) services via ADSL and may compete directly with UBC in the territory. Naspers believes that UBC’s exclusive programming, including first-run movies and sporting events, gives it an advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC’s service and consequently form part of the bouquet available to UBC’s subscribers. The group believes that this arrangement enhances its appeal to current subscribers and assists in growing UBC’s subscriber base.

Seasonality

The group’s pay-television business experiences an increase in the level of subscriber churn during the respective summer holiday seasons, particularly in Greece where the conclusion of the football and basketball seasons coincide with summer, when many subscribers travel away from their primary residence and engage in other forms of leisure. In Thailand, UBC experiences higher sales in the second half of the calendar year, as consumers appear to defer some discretionary spending. In Africa, the start of the European Football season is normally characterized by subscriber growth.

Technology

Irdeto Access

The group’s subsidiary, Irdeto Access, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access’ products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals. The products control subscriber access to content, services and events across all media platforms, including digital television, internet protocol (IP) streaming media and delivery of video services on mobile platforms. Irdeto Access offers customers over 30 years of experience in the pay-media industry and a range of skilled resources and properties.

Irdeto Access has 144 customers (including the affiliated companies MultiChoice South Africa, MultiChoice Africa, NetMed and UBC) in more than 40 countries. During the year ended March 31, 2005, Irdeto Access sold approximately 2.8 million personalized digital smart cards with a total of approximately 15 million shipped to date since 1995 when digital smart cards were first launched. Smart cards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. During the year, Irdeto Access acquired 50 new customers in all regions of the world.

Irdeto Access continues to innovate and improve the security-related aspects of its products. On-going action against pirate networks continued to deter pirates from attempting to compromise Irdeto Access’ technology.

Entriq

Entriq is a San Diego-based software company focused on the growing broadband market and the opportunity this presents for on-demand pay media delivery services for broadband and mobile devices worldwide as well as licensed subscriber management and billing software. Currently, more than 20 pay-television operators and Internet Service Providers (“ISPs”) use Entriq’s licensed software to support over seven million subscribers in 44 countries.

Entriq’s on-demand service is a comprehensive solution utilizing advanced content protection and pay media technologies to provide a secure, reliable service accessible to content owners and content aggregators looking to manage and sell media online and on mobile devices. This market is still at an early stage of development and Entriq is continuing to gain market share and develop and launch new products and technologies, thereby strengthening its offering and competitive advantage.

Entriq’s mobile service, launched in December 2004, offers content providers and wireless carriers a complete end-to-end solution to deliver secure multimedia content to mobile subscribers. The service is the industry’s first complete technology solution that provides a fully hosted and managed service offering, comprehensive content management, presentation and rendering, security, delivery, billing, customer care, digital rights management (“DRM”), reporting and syndication. It is specifically designed for content providers enabling them to easily distribute their content to mobile devices under their control.

Competitors and Competitive Position

The extent and nature of competition is in large part determined by the ability to provide secure products that effectively combat piracy at competitive prices, the ability to offer superior customer service and the ability to acquire new clients, as the cost of switching for existing customers can be high. Irdeto Access’ main competitors are NDS Group plc and Nagravision S.A., which provide conditional access systems to operators utilizing a range of platforms.

Competition to Entriq’s products and services are determined by the ability to provide superior security, billing and customer care to enable customers to be successful with initiatives to sell pay media online and to mobile devices. Entriq faces competition in all the individual elements of its overall service offering such as DRM, billing and subscriber management, mobile content management and rendering, but few competitors have yet covered the full breadth of Entriq’s on-demand offerings. Recently, companies such as The Platform have been evolving their traditional business into offerings that compete more widely with Entriq’s. Entriq’s license billing and subscriber software competes with products from companies such as CSG Systems.

Entriq’s ability to acquire new clients is dependent on success with existing clients and continual development of current products to meet market trends and customer requests. It is expected that new competition could enter the market as forecasts continue to grow especially for delivery of pay media over broadband and media rich content to mobile devices.

Internet

Naspers’ approach to the internet is to draw on its existing strengths and areas of expertise. Naspers continues to regard internet technology as important. It has impacted traditional ways of doing business, including the relationship between clients and suppliers, and has transformed the competitive landscape in many industries. In particular, Naspers utilizes its existing assets to build strong subscriber platforms. Naspers believes in an “anytime, anywhere” philosophy, which enables its subscribers to access its content platforms via television, internet and wireless technologies. In the future, the group expects to deploy its expertise in order to manage interactive services.

South Africa

Naspers conducts most of its internet business in South Africa through its indirect wholly owned subsidiary, M-Web Holdings. M-Web Holdings provides the infrastructure for MultiChoice South Africa’s interactive platform.

The South African internet market has consolidated rapidly since 1999. Currently there are approximately 1.7 million internet users and between 800,000 and 1,000,000 dial-up subscriber homes. Growth in the dial-up internet market has slowed dramatically. Broadband access has shown some growth in recent years and there are currently about 80,000 broadband ADSL users in South Africa.

M-Web Holdings had approximately 324,000 dial-up subscribers and 19 000 broadband ADSL subscribers at March 31, 2005, which translates to an approximate 32% market share of the consumer dial-up internet market in South Africa, which have not grown in three years.

On August 20, 2004 it was announced that M-Web Holdings reached an agreement with Tiscali International BV to acquire its South African internet service provider business. The necessary Competition Commission approval was obtained during January 2005, and the acquisition was concluded on February 1, 2005 for approximately Rand 309,3 million.

The following table summarizes subscriber numbers and subscription fees for M-Web Holdings’ dial-up, ADSL broadband and web hosting services.

	Subscribers			Monthly Subscription Price
	March 31,
	2005	2004	2003	Rand	U.S. $(1)
	(thousands)

Dial-up	324.0	242.0	247.8	145	23
ADSL Broadband	19.4	4.6	-	329	53
Web and server hosting	7.5	2.1	2.9	249	40
___________

(1)	Converted at the spot exchange rate at March 31, 2005 (U.S. $1=Rand 6.21).

M-Web Holdings is also active in the business-to-business (“B2B”) and business-to-consumer (“B2C”) e-commerce markets. The business division of M-Web Holdings offers integrated commerce solutions to retailers and is a leader in the B2C e-commerce market. It offers various on-line services to large corporations and to the small and medium enterprise (“SME”) and small-office-home-office (“Soho”) markets. These services include web and server hosting, business mail solutions, domain name registrations, leased line access, application service provision, web development and e-commerce solution development.

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

Thailand

The group’s internet investments in Thailand comprise M-Web (Thailand) Limited (“M-Web (Thailand)”) and, through a wholly owned subsidiary, a 62.5% interest in Internet Knowledge Service Center Company, a Thai company that holds a majority stake in an ISP, KSC Commercial Internet Company Limited (“KSC Comnet”). As of March 31, 2005, the group held an effective economic interest of 40.63% in KSC Comnet and of 100% in M-Web (Thailand).

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

M-Web (Thailand) has extended operations through the development of mobile telephone related services. These services comprise entertainment and information downloads via the short-message-service (“SMS”) and multimedia-message-service (“MMS”) offering of the three GSM operators in Thailand. M-Web (Thailand) is licensed to provide premium rated voice related services, which are at an early stage of development. M-Web (Thailand) has started operating the Tencent brand QQ instant messaging service. However, the business is still in its infancy and significant revenues are not expected in the medium term.

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

China

Tencent

Naspers has an interest in Tencent Holdings Limited (“Tencent”) a provider of services based on the “QQ” instant messaging platform to Tencent Computer and Shiji Kaixuan, the licensed instant messaging operators in China. Tencent’s core market is mainland China, with QQ services also deployed in Taiwan, Japan, Thailand and South Africa.

Tencent completed its global offering and listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited on June 16, 2004 (the “Tencent IPO”). Tencent issued shares totaling approximately 27.71% of its overall share capital and raised approximately U.S. dollar 211.0 million (after expenses) in the Tencent IPO, including an over-allotment option exercised by the underwriters on July 5, 2004. After the IPO, the group’s ownership percentage in Tencent decreased from 50% to approximately 36.14%.

Tencent is a leading provider of internet services and mobile value-added services in China, with the largest instant messaging (“IM”) community in China. Tencent’s IM platform, branded QQ, allows users to communicate in real-time across the internet, and mobile and fixed line telecommunications networks using various terminal devices. Tencent has attracted internet and mobile users to pay for its consumer-oriented internet and mobile value-added services and products, including the download of “avatars” (images representing a user’s virtual identity) and the participation in online casual games. As of March 31, 2005, Tencent had 149.2 million active IM user accounts. In addition, Tencent has been able to leverage the traffic in its online community to market online advertising services to its corporate clients.

Tencent provides services and products which have evolved into a variety of value-added services for IM users, including various fee-based IM service packages, entertainment and information content services, e-mail, chat rooms, dating services, casual games and massive multiple-player online games. Tencent’s QQ Game Portal has become the leading casual game portal in China. Tencent’s mobile and telecommunications value-added services include mobile chat, Interactive Voice Response services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games and other telecommunications value-added services.

In late 2004 and early 2005, revenues from Tencent’s IM services were negatively affected by the deactivation and related fee reversal of inactive customer accounts undertaken by Chinese mobile operators. In the first quarter of 2005, revenues from mobile chat services declined significantly as a result of the termination of the fee sharing arrangement with China Mobile for Tencent’s 161 Mobile Chat service.

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

Internet value-added services provide the main platform on which Tencent’s user community is built. IM is at the core of Tencent’s internet value-added service platform. QQ is a comprehensive service platform that utilizes IM and other value-added services to create an online community. QQ is now widely recognized as the most popular IM community in China. Internet value-added services also include community services such as the QQ.com portal and entertainment services such as casual games, “avatars” (or virtual characters) and massive multiple-player online games. During the 16-day period ended March 31, 2005, the peak number of simultaneous online user accounts was 13.2 million, the average number of daily user hours was 183.1 million and the average number of messages sent daily was 1,960.6 million.

Mobile and telecommunications value-added services are also an important segment of Tencent’s business. Mobile QQ is a mobile based extension of Tencent’s QQ service, which allows its users to access the QQ network via their mobile phones and communicate in real-time with other QQ users. Value-added services include Mobile chat, ringback tones, mobile music, image and picture download services, mobile news and mobile games. As of March 31, 2005, there were approximately 9.1 million registered subscriptions for fee-based mobile and telecommunication value-added services provided directly by Tencent or through mobile operators. Due to the deactivation of inactive accounts by mobile network operators, this number was less than the number of subscriptions recorded at March 31, 2004.

Tencent sells advertising space on its QQ software client and websites that generate significant impressions daily. The QQ software client enables targeted advertisements such as “log-in flashes” and “system messages” to deliver high resolution images to the end user’s PC screen.

Sportscn

The group holds an 87.7% interest in Sportscn.com, which is one of the leading sports portals in China. Sportscn supplies sports results, statistics, betting odds and news via its internet, mobile phone and fixed-line phone platforms which target sports fans. It generates most of its current revenues from sports consumers who subscribe to various sports result/information services on Sportscn’s mobile phone platform.

During the first part of 2005, the Chinese government conducted an anti-gambling campaign which adversely affected advertising and mobile platform revenues. Such campaigns could be ongoing and would adversely affect business in the future. Sportscn’s mobile phone information services revenue stream is also dependent on a continuing relationship with the main Chinese mobile operators. In particular, Sportscn is vulnerable to changes in the Chinese mobile telephone operators' fee and billing policies or to fines and restraints that may be imposed by mobile operators.

Sportscn has recently undertaken various business development projects which are aimed at expanding the Sportscn business by generating more subscription products (including broadband video products) to sell to the Sportscn user base. These projects are speculative and carry risks as they involve development of untested products and are subject to possible regulatory and licensing hurdles which Sportscn may not be able to clear. The broadband video products are particularly vulnerable to regulatory and licensing hurdles.

The operation of internet content provision, online entertainment, online advertising businesses and other telecommunications value-added services, is subject to extensive regulation by the Chinese government. Due to such regulation, the internet services and mobile and telecommunications value-added services are provided by a domestic Chinese company, wholly-owned by two Sportscn staff members. In compliance with both South African GAAP and U.S. GAAP, Sportscn consolidates the financial statements of the domestic company because, in substance, the contractual arrangements give Sportscn control over the voting rights of these domestic companies.

Competitors and Competitive Position

In South Africa, M-Web Holdings’ main competitors in the internet access business are Telkom SA, ABSA and various other ISPs that operate in this market. Telkom SA is pursuing customers before a second network operator becomes operational. Once operational, the second network operator may enter the residential and corporate access internet market with competitive pricing. A number of companies offer e-commerce solutions to retailers. In the hosting and web development market, the competition is strong with some well-known companies, including UUNet and Internet Solutions, a subsidiary of Dimension Data.

Regulatory developments, including the grant of licenses to new operators, may affect the competitive position of Naspers’ internet operators and must be taken into consideration when evaluating competitive positions. You should read “—Regulation” for more information about the regulatory environment in Naspers’ key markets.

The ISP market in Thailand has for the past year been through significant change from both a regulatory and competitive perspective. From a regulatory perspective the formation of a National Telecommunications Commission was concluded in October 2004. The Commission has made some progress in the development of a National Telecommunications Master Plan but this is as yet not finalized. The Commission has also started issuing various telecommunications licenses, however, all of those issued to date are of short duration (1 year) and are open to change by the Commission at any time. There have been no licenses or plans made public as to the regulatory position on wireless internet or voice communications over internet technology. Within the consumer segment, the fixed line telecommunications companies are exploiting their infrastructure to establish a leadership position within the residential broadband market. In the corporate segment, strong price competition remains a major factor in the industry.

Within the internet media segment, Google and Microsoft have entered the Thai market with the launch of a Thai language version of their operations. From a local competitive position, larger companies - specifically telecommunications companies are aggressively pursuing portal business development. There is ongoing land grab specifically in the broadband media and multi-mega player on-line game environments.

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

Tencent's main competitors in the overall internet and telecommunications value-added services market in China are local internet portals such as Sina.com, Sohu.com, Netease.com and Tom.com. Microsoft has also recently entered the China market with the launch of its msn portal. Tencent competes directly with these portals to provide comprehensive internet and telecommunications value-added services to Chinese consumers. In addition to these horizontal portals, other competitors in the China IM market include Yahoo and AOL. These IM competitors have substantial brand recognition and large user bases outside China, and may leverage such strengths to increase their market position in the China market. Some of the telecommunications operators may also bundle their own IM services with the basic telecommunications services they offer, further increasing the level of competition in the market. In the area of mobile and telecommunications value-added services, Tencent also faces competition from a large number of competitors that provide an expanding range of value-added services. Tencent believes that the key areas of competition in mobile value-added services and products are currently mobile content and mobile games, and that their primary competitors in these areas will continue to be the local internet portals. In the online entertainment market, Tencent also has a number of specialized competitors. In the online casual games market, Tencent competes with Ourgames.net, Chinagames.net and Bian Feng, among others. Tencent also competes with Shanda, The9 and Guangtong, among others, in the massively multiplayer online game (“MMOG”) market.

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

Sportscn has vertical competitors in China, such as Espnstar.com.cn, and several horizontal competitors such as Sina.com.cn, Sohu.com and Tom.com. With the move into broadband video products Sportscn is also competing with sports television broadcasters such as CCTV5 and Shanghai Sports TV. Naspers expects the sports new media market to remain competitive in the future.

Print Media

Overview

Media24 is a leading print media concern in Africa, with its main operations in South Africa. The Media24 group is a large publisher of magazines and newspapers and a printer and distributor of magazines, newspapers and related products in Africa. In addition, Media24 is establishing internet businesses that compliment and draw from existing strengths and areas of expertise and are rapidly evolving as leaders in their specific segments. Media24 is also the holding company for Via Afrika Limited, the book publishing and distribution business, and the group’s private education business, Educor Holdings Limited. The print media segment consists of three sub-segments, namely Newspapers, Magazines and Printing, Books and Education.

Newspapers, Magazines and Printing

Media24’s current newspaper portfolio consists of approximately 50 titles and contributed 47% to the print media segment revenue in fiscal 2005. The magazine publishing division publishes approximately 52 titles and its contribution to the group’s print media revenue was 32%. At March 31, 2005 Naspers owned an 84.2% interest in the Paarl Media group, which is engaged in providing a printing service to both our own magazines as well as third party magazine publishers, and contributed 18% of the segment’s revenue. The NND24 division does most of the distribution of the magazines for the group, as well as for external customers, and contributed 2% to revenue. Approximately 17% of total newspaper circulation revenue and 6% of total magazine circulation is generated from subscribers; the balance is achieved via delivery to a wide network of retail and smaller merchandisers. Media24 Digital, the consumer related internet businesses, contributed approximately 1% to this segment’s revenue.

Media24 Limited acquired an additional interest of 7.86% in Paarl Media Holdings during August 2005 for a cash consideration of Rand 180.0 million. Media24 now has an interest of 91.64% in Paarl Media Holdings.

The print media industry in South Africa is fairly mature. Media24 has expanded its business over the past few years by adding a series of new titles to its stable and through a series of small acquisitions.

In addition, Media24 streamlined its printing operations in 2000 by merging with the Paarl Post Web group to establish Paarl Media Holdings. Media24 has established new infrastructure and production resources and buildings as part of a comprehensive replacement and refurbishment program. A new gravure printing press has been installed at Paarl Gravure at a cost of approximately Rand 100 million, and a new litho web printing plant costing approximately Rand 160 million is being installed in Gauteng. This plant will concentrate on commercial printing and some magazine printing. Further capital investments of approximately Rand 160 million and Rand 70 million will be incurred over the next eighteen months at the newspaper printing presses in Johannesburg and Cape Town, respectively, to provide additional capacity for the circulation of the recently launched tabloids, Daily Sun and Son.

Newspapers

Media24 conducts its newspaper publishing and printing business through its newspaper division. The current newspaper portfolio consists of approximately 50 titles. A number of new titles were added to the portfolio in recent years.

The five Media24 daily newspapers, Die Burger, Beeld, Volksblad, The Natal Witness (50% shareholding) and the Daily Sun, provide regional news coverage. The Daily Sun, based in Gauteng and now the largest selling daily in South Africa, rolled out into the Free State, KwaZulu Natal and the Eastern Cape in the latter half of 2003. The Afrikaans tabloid Son is now published every weekday in the Western Cape. The Sunday papers, Rapport, City Press and Sunday Sun, are printed in four cities and distributed nationally. Media24 also has a strong group of regional and community newspapers.

The significant newspaper titles and related information published by Media24 are summarized below:

Newspapers	Circulation(1)	Established (Year)	Region	Language

Dailies
Daily Sun	437,041	2002	Gauteng Eastern Cape KwaZulu Natal Free State	English
Beeld	101,972	1974	Gauteng Mpumalanga Limpopo	Afrikaans
Die Burger	102,901	1915	Western Cape Eastern Cape	Afrikaans
Volksblad	28,207	1904	Free State North West	Afrikaans
Natal Witness	24,561	1846	KwaZulu Natal	English

Weeklies
Soccer Laduuma	254,463	1997	National	English
Son	217,999	2003	Eastern Cape Gauteng Western Cape	Afrikaans

Newspapers	Circulation(1)	Established (Year)	Region	Language

Sunday
Rapport	319,219	1970	National	Afrikaans
City Press	173,077	1982	National	English
Sunday Sun	176,282	2001	National	English
Community Newspapers
Paarl Post	16,708	1905	Paarl	Afr/Eng
District Mail	14,682	1926	Somerset West	Afr/Eng
Worcester Standard	9,732	1880	Worcester	Afr/Eng
Vaal Weekly	10,613	1998	Vanderbijlpark	English
Weslander	9,828	1972	Vredenburg	Afr/Eng
Eikestadnuus	9,255	1950	Stellenbosch	Afr/Eng
Vaalweekblad	9,359	1964	Vanderbijlpark	Afrikaans
Hermanus Times	7,372	1949	Hermanus	Afr/Eng
Potchefstroom Herald	7,323	1908	Potchefstroom	Afr/Eng
Carltonville Herald	5,521	1966	Carltonville	Afr/Eng
Vrystaat	4,557	1975	Bethlehem	Afr/Eng
Freesheets
TygerBurger	152,338	1972	Cape Town	Afr/Eng
MetroBurger	152,682	1980	Cape Town	Afr/Eng
City Vision (Johannesburg)	154,477	1992	Johannesburg	English
PE Express	89,831	1983	Port Elizabeth	Afr/Eng
City Vision (Cape Town)	70,000	1992	Khayalitsha	English
Vaal Vision	65,034	1989	Vanderbijlpark	Afr/Eng
Vaal Ster	62,936	1980	Vanderbijlpark	Afr/Eng
Express	54,758	1991	Bloemfontein	English
Bloemnuus	42,421	1982	Bloemfontein	Afr/Eng
Vista	37,732	1971	Welkom	Afr/Eng
Ons Stad	37,418	1983	Bloemfontein	Afr/Eng
Noordwes Gazette	34,430	1997	Potchefstroom	Afr/Eng
Goudveld Forum	30,243	1983	Welkom	Afr/Eng
UD Nuus	28,582	1971	Uitenhage	Afr/Eng
Noordkaap	21,907	1982	Kimberley	Afr/Eng
Sasolburg Bulletin	9,951	1996	Sasolburg	Afr/Eng
Kroonnuus	8,525	1986	Kroonstad	Afr/Eng
Maluti	8,080	1991	Bethlehem	Afr/Eng
Noord Vrystaat Gazette	6,429	2000	Parys	Afr/Eng
Meyerton Pos	5,957	1997	Meyerton	Afr/Eng
__________

(1)	Audited Bureau for Circulation (“ABC”) figures: average per issue, last six months (above: January - June 2005).

The newspaper division is equipped with a modern network of newsprint facilities. All five of the major print facilities have been significantly upgraded or completely replaced since 1997. These projects, which required significant capital expenditures, are expected to yield advantages over the lifetime of the printing presses due to expected lower future operating costs, improved quality and an increase in third party commercial work. Further capital investments are planned to provide additional capacity.

Magazine Publishing

Media24 is a leading publisher of consumer magazines in South Africa.

This division publishes a portfolio of consumer magazines in South Africa which include Huisgenoot, You, Drum and tvplus, the women’s magazines Sarie, Fairlady, True Love, Woman’s Value and dit, as well as leading financial magazines such as Finance Week and Finansies & Tegniek. The Touchline-subsidiary with its magazines, such as Men’s Health, Shape, Sports Illustrated, Golf Digest, Kick Off, Bicycling SA and Runner’s World also forms part of this segment. This division has entered into partnerships with international partners such as Emap plc to publish additional international titles, such as FHM and the newly launched heat. A number of exciting new titles, such as Bicycling SA, Weg, Tuis, Seventeen and National Geographic Kids were launched in fiscal 2004. In fiscal 2005 new title launches included Move!, Home and Wisden Cricketer. Due to the success of the alternate-monthly title Weg, the frequency was changed to monthly.

Media24 has expanded into West Africa by launching a monthly football magazine, Kick Off Nigeria, 30 months ago. It launched True Love West Africa and True Love East Africa during fiscal 2005 with more titles to follow in West Africa.

The following is a summary of the significant titles published by Media24’s magazine division:

Magazines	Circulation(2)	Established (Year)	Frequency	Language

Business
Landbouweekblad	42,628	1919	Weekly	Afrikaans
Finance Week	16,898	1979	Weekly	English
Finansies & Tegniek	13,057	1984	Weekly	Afrikaans

General interest
Huisgenoot	355,487	1916	Weekly	Afrikaans
You	229,750	1987	Weekly	English
tvplus	150,254	1999	Fortnightly	English/ Afrikaans
Drum	59,664	1951	Weekly	English/Zulu
heat	67,441	2004	Weekly	English
Insig	15,091	1987	Monthly	Afrikaans

Men’s
FHM	117,365	1999	Monthly	English
Men’s Health	91,849	1997	Monthly	English

Parenting
Your Pregnancy	22,760	1998	Alternate-monthly	English
Baba & Kleuter	26,195	2000	Monthly	Afrikaans
Your Baby	22,760	1995	Monthly	English

Sport
Kick Off SA	63,016	1994	Fortnightly	English
South African Sports Illustrated	39,695	1986	Monthly	English
Golf Digest	25,167	1995	Monthly	English
Runner’s World	18,814	1993	Monthly	English
Bicycling SA	18,532	2002	Alternate-monthly	English
Zigzag Surfing Magazine	17,220	1976	Monthly	English

Teen /Youth
Saltwater Girl	40,329	2001	Monthly	English
Seventeen	33,254	2003	Monthly	English
Blunt	16,587	1997	Monthly	English

Women’s
Sarie	143,434	1949	Monthly	Afrikaans

True Love	115,904	1972	Monthly	English
Cosmopolitan	118,296	1984	Monthly	English
Fair Lady	90,852	1965	Monthly	English
dit	85,642	2001	Monthly	Afrikaans
Woman’s Value	69,786	1980	Monthly	English
Shape	51,507	2000	Monthly	English
Move!	29,401	2005	Monthly	English

Other niche
Weg	74,396	2004	Monthly	Afrikaans
Tuis/Home	84,715	2004	Monthly	Afrikaans/ English
__________

(2)	ABC figures: average per issue, last six months (above: January - June 2005).

Printing and Distribution

Media24 has an 91.6% interest in Paarl Media Holdings (Pty) Ltd (“Paarl Media Holdings”). Media24’s printing interests are divided into its newspaper print facilities (which are included in and managed as part of the newspaper business) and Paarl Media Holdings (Pty) Ltd (which encompasses all print interests other than newspapers).

Paarl Media (Pty) Ltd, a wholly-owned subsidiary of Paarl Media Holdings, specializes in publication gravure and litho-web magazines, brochures and advertising material printing at its advanced facilities in Montague Gardens, Cape Town (called Paarl Gravure) and Paarl (called Paarl Web and Paarl Print). Gravure is a printing process mainly used for high-speed production of large print runs at constant speed and of high-quality. It closely resembles the photographic process. Litho-web presses use a photo chemical process based on the principle that water and oil do not mix. In respect of all publication gravure and heatset web printing work performed by the facilities, including pamphlets, inserts and advertising material, Paarl Media Holdings processes an estimated 40% of such printing work. All three plants (Paarl Gravure, Paarl Web and Paarl Print) are able to process digital material. Paarl Print offers, in addition to the printing of books, diaries and magazines, heatset web print of commercial work, books and bibles, labels (UV flexo, self-adhesive and litho), and specialized bindery services. This includes luxury binding for bibles, hard and soft cover/sewing/PUR binding/perfect binding/saddle stitching.

With respect to books, Paarl Print holds an estimated 25% share of the South African book printing market.

Media24’s business also incorporates distribution networks, which complement the editorial and printing functions. NND24, a division of Media24, distributes Media24 and third party magazines and newspapers.

Media24 Digital

Media24 is establishing consumer related internet businesses which draw from its existing areas of expertise. These businesses are managed as part of a unit named Media24 Digital. Media24 Digital has approximately 1.6 million unique visitors monthly. Some of these initiatives are still in a start-up phase.

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

China

On December 22, 2004, Naspers, through its wholly-owned subsidiary MIH Print Media Holdings Limited (“MIH Print”) acquired a 9.9% interest in BMC through the acquisition of shares in BMC’s initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited.

BMC is a media company principally engaged in the sale of advertising space, production of newspapers and trading of print-related materials. BMC’s revenue is mainly derived from the sale of advertising space in Beijing Youth Daily, Beijing’s second largest newspaper in terms of circulation. Through these sales, in 2004, BMC was the company that generated the second highest amount of revenue from the sale of newspaper advertisements throughout China. BMC also performs the layout and arranges for the printing of Beijing Youth Daily and supplies paper and other print-related materials to printers of Beijing Youth Daily and other publications.

BMC’s revenue depends substantially on the demand for advertising space in Beijing Youth Daily, which is driven by readership profile and circulation figures. These in turn depend on readers’ satisfaction with the content of the Beijing Youth Daily, over which BMC has no control. Advertisements in Beijing Youth Daily have been derived to a significant extent from the Beijing real estate market. A downturn in the Beijing real estate market or stricter regulation of it would adversely affect BMC’s advertising revenue.

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

Raw Materials

Paper and ink (and related chemicals) are the principal raw materials required for publishing activities. Media24 has not experienced and does not anticipate severe difficulties in obtaining adequate supplies of paper or ink and chemicals for its operations, with sourcing available from suppliers, locally and internationally. Prices, however, do fluctuate as is the case with most commodities. For Media24, pricing can be significantly affected by the volatility of the Rand and in some cases the price of international crude oil since the key ingredients for manufacturing the ink (or, if the ink is imported as a finished product, the ink itself) are sourced from outside of South Africa and because some inks are oil based. Media24 therefore expects newsprint costs to be impacted by the volatility of the Rand. Media24 has renegotiated its major newsprint contracts with its two main suppliers during 2004 for a further period of two and three years, respectively.

Competitors and Competitive Position

Media24’s main competitors in South Africa include:

•	Caxton Printing and Publishing Limited (Caxton), a JSE listed company, with significant interests in newspaper, magazine and book printing facilities, magazine publishing and some newspapers.

•
Independent Group—part of Independent plc (Ireland), a large newspaper publisher and printer in South Africa with multiple titles, including The Star, Business Report, The Argus and Cape Times. Independent plc (Ireland) also publishes two Conde Nast titles in South Africa under license (GQ and Conde Nast House & Garden).

•
Johnnic Communications Limited (Johncom), a JSE listed company, with newspaper and magazine publishing interests, owns the Sunday Times and 50% of the Financial Mail and Business Day. They have recently acquired the Sowetan and the Sunday World from New Africa Investments Limited.

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

Books

Overview

Via Afrika (formerly Nasboek) is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats. Via Afrika controls a number of different businesses operating as independent business units in two segments as follows:

•	Publishers and agents: including general, religious, educational and academic publishers as well as digital content providers.

•	Retail and distribution: traditional niche academic and religious as well as internet bookstores, book and music clubs, ticketing and warehousing and distribution services.

The following provides a brief summary of Via Afrika’s various book related business units:

Business Unit	Nature of business	Brand Names and Imprints

Publishing and Agencies
NB Publishers	General publishing in Afrikaans and English	Tafelberg, Human & Rousseau, Quellerie, Pharos, JLvS, Kwela, Best Books
Jonathan Ball Publishers (including Book Promotions and Horizon Library Services)	Publishing and distribution of general English books	Jonathan Ball, AD Donker, Sunbird Agent and distributor for Harper Collins, Hodder Headline, Simon & Schuster, Orion, Bloomsbury, Scholastic and others
Lux Verbi.BM	Publisher of Christian books and products	Lux Verbi.BM, NG Kerk Uitgewers, Protea, Hugenote and Waterkant
Nasou Via Afrika	Publishing of educational school text books	Nasou, Via Afrika, Action and Afro
Collegium Botswana	Publishing of educational school text books in Botswana	Collegium
Van Schaik Publishers	Publishing of academic text books	Van Schaik Publishers

Retail and Distribution
Afribooks	Retail distributor of school text books and stationery	Afribooks
Van Schaik Bookstores	Academic book retail and content manager	Van Schaik Bookstores
Computicket	Ticketing services	Computicket
Lux Verbi Bookstores	Religious book retail	Lux Verbi
Leisure Books, Leserskring, Kalahari,	Direct marketing clubs for books, music, videos, DVD’s and related products	Leisure Books, Leserskring, Kalahari.net
On the Dot Distribution	Distribution of books, music, stationery and certain electronic products	On the Dot Distribution

Subsequent to March 31, 2005, Via Afrika Limited sold the entire issued share capital of its wholly owned subsidiary Computicket (Proprietary) Limited to Shoprite (Proprietary) Limited during July 2005 for a purchase price of Rand 69.0 million. The purchase price is subject to downward adjustment following a due diligence to an amount not less than Rand 65.0 million. The transaction is subject to approval by the Competition Commission by no later than March 31, 2006.

Seasonality

Via Afrika’s book businesses are seasonal. The production and sale of learning support materials for primary, secondary and tertiary education occurs mostly from January to March, the beginning of the South African academic year. Accordingly, most revenues are generated at the beginning of the calendar year, which is Naspers’ fiscal fourth quarter. The fiscal third and fourth quarters also are favorably affected by the usual increase in general book publishing driven by the Christmas and Easter holidays.

Raw Materials

Like most businesses in the media sector, Via Afrika is indirectly exposed to rising paper and ink costs. In addition, the Van Schaik Bookstore and Jonathan Ball businesses import most of their products, making them further susceptible to the volatility of the Rand versus Pound sterling and U.S. dollar exchange rates.

Competitors and Competitive Position

Publishers compete by developing a portfolio of books that are in demand by continually seeking out and promoting talented writers and by offering their works at competitive prices. Via Afrika mainly competes with other publishers of fiction and non-fiction books, including international publishers with a presence in South Africa such as Random House, Penguin and MacMillan as well as with South African publishers, most notably Maskew Miller Longman, jointly owned by Pearsons and Caxton, the leading school textbook publishers in South Africa.

Private Education

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

Damelin (face to face education)

Educor’s key brand Damelin is represented in all major South African business centers and has over 45 campuses throughout South Africa. Educor’s programs are delivered in three principal ways: face-to-face in the classroom and on campus, via supplementary distance learning and through corporate on-site executive education.

Damelin focuses on higher education and further education and training, full and part time learners. Damelin also focuses on higher education and further education and training, providing programs such as sound engineering, game ranging and sports club management. The Graduate Institute of Management and Technology (“GIMT”) offers customized education for corporate executives and runs public programs for management.

Midrand Graduate Institute (“MGI”) provides higher education covering the arts, commerce and technology fields as well as the Cambridge A and O level programs to prepare learners for higher education programs. Milpark Business School is a division of Damelin, which provides both undergraduate and post-graduate education such as masters in business administration (“MBAs”).

International Colleges Group (“ICG”) (distance education)

ICG provides vocational education to over 50,000 students. ICG specializes in distance education, sometimes enhanced by contact sessions. ICG operates traditional colleges Intec and Damelin, as well as Academy for Mathematics and National Private Colleges under the brands Lyceum and Success. Damelin, GIMT, ICG, and MGI are the main subsidiaries of Educor, comprising approximately 90% of Educor’s revenue for fiscal 2005.

The private education sector in South Africa is increasingly subject to government regulation. Some of the changes will negatively affect Educor’s business. The Department of Education, for instance, is imposing stricter controls on the accreditation and registration of private education programs and courses. The Department of Education has, in particular, expressed concerns regarding the number of MBAs offered in South Africa and has recently revoked accreditation of a number of institutions. Educor’s MBA, offered by Milpark Business School, has been provisionally accredited. Educor and the other institutions that have been provisionally accredited have been given two years to introduce some specified changes to the programs to ensure that the accreditation becomes unconditional.

Seasonality

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

Intellectual Property

Naspers relies on a combination of patents, licensing arrangements, trade names, trademarks, copyrights and proprietary technology to protect its intellectual property rights. Naspers or its subsidiaries own, or have been assigned or licensed, the rights to several patents and have several patent applications in various jurisdictions relating to their proprietary technology. In addition, Naspers or its subsidiaries currently have numerous trademarks (pending and registered) in countries where they conduct business or could potentially conduct business in the future. Some of Naspers’ major trademarks include the names and logos of DStv, M-Net, SuperSport, MultiChoice, M-Web, QQ, Entriq and Irdeto Access. In respect of the internet, a number of domain registrations have been secured, also as a mechanism to protect print brands. The publishing activities of Media24, Via Afrika and Educor are protected by copyrights to the various contents made available. Naspers believes it has taken appropriate available legal steps to protect its intellectual property in the relevant jurisdictions.

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

Regulation

Naspers is subject to laws which regulate its business practices in the different jurisdictions in which it operates. The following discussion focuses on South Africa, Greece, Thailand and China, the principal countries in which Naspers conducts its operations. For a discussion of the regulation of education in South Africa and its impact on Educor, you should review “ —Private Education (Educor)” above. Broadcasting is also regulated in some countries in Sub-Saharan Africa in which the group conducts pay-television activities. For more information please see “- Sub-Saharan Africa” below.

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

Print and Electronic Media Regulation in South Africa

The Independent Communications Authority of South Africa Act, 2000 created the Independent Communications Authority of South Africa (ICASA). ICASA now regulates broadcasting under the Independent Broadcasting Authority Act (the “IBA Act”) and the Broadcasting Act, 1999 and telecommunications under the Telecommunications Act, 1996 (“Telecoms Act”).

The IBA Act stipulates that no person may provide a broadcasting service except under and in accordance with a broadcasting license issued by ICASA under that Act. The jurisdiction of the IBA Act in relation to broadcasting is limited to broadcasting frequency bands and therefore excludes the regulation of satellite broadcasting which operates in a telecommunications frequency band. However, the Broadcasting Act specifically provides for the regulation of satellite broadcasting and requires satellite broadcasters to obtain a broadcasting license and authorization of all channels included in their service prior to such inclusion.

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

ICASA released a Discussion Paper on Subscription Broadcasting on April 23, 2004. The Discussion Paper commenced the inquiry to determine the appropriate licensing and regulatory framework for subscription broadcasting services. ICASA requested commentary on how best to regulate subscription broadcasting services. The discussion paper covered a variety of issues relating to amongst others, local content, license fees, duration of the license and must carry rules. MultiChoice made written representations in response to the discussion paper. On June 1, 2005, ICASA published its Position Paper on Subscription Broadcasting which set out its policy on the regulations on local content, a code of conduct for subscription broadcasters, license fees, advertising limits and the process for authorizing channels. ICASA further indicated that it would not regulate technology standards, packaging of bouquets, electronic program guides (“EPG’s”), conditionals access systems and the exclusive acquisition of content as they believed general competition law would suffice. The Position Paper further indicates that ICASA will issue an invitation to apply for subscription broadcasting licenses in the last quarter of the March 2006 financial year.

M-Net’s broadcasting license was renewed on June 1, 2002 on substantially the same terms and conditions as its previous license. The new license expires on March 31, 2010.

On June 9, 2004 ICASA gave notice in the Government Gazette that it was considering the amendment of the subscription television broadcasting service license of M-Net. The amendments under consideration were the closure of open-time and the re-wording of the ownership and control clause. M-Net had made written representations opposing these amendments. Naspers is unable to predict what the outcome of this enquiry is. Should any amendments be effected, the amendments will only take effect eighteen months from the date the amendments are published. Subsequently ICASA confirmed the closure of open time but did not proceed with any changes to the ownership and control provision. The amendment will take effect on April 1, 2007.

In 2002 ICASA reviewed the existing limitations on control of broadcasting services. The IBA Act prohibits one or more foreign persons from, directly or indirectly, exercising control (as defined) over, or having an interest in excess of 25% in, a commercial broadcasting licensee. In addition, no person may, directly or indirectly, exercise control over more than one commercial television broadcasting license. The Act also prohibits a person in a position to control a newspaper from controlling a television license, in cases where the newspaper has a circulation of 20% of the total newspaper readership in an area that overlaps substantially with the relevant television license area. ICASA has considered these rules in respect of commercial broadcasters (other than multi channel broadcasters). ICASA has recommended that the percentage limitation on foreign ownership should be raised to 25%. While relaxing the rules in respect of radio no material changes were made for television or the cross media control rules except to tighten the drafting in respect of the latter.

In respect of multi-channel broadcasters such as M-Net and MultiChoice, the Broadcasting Act mandates ICASA to assess whether these rules should be applicable to multi-channel broadcasters. ICASA may make recommendations for the amendment of these provisions to the Minister of Communications, who has to table them in the South African Parliament. Until such recommendations have been adopted by Parliament they do not apply to multi-channel broadcasters. ICASA is considering this question as part of the subscription inquiry referred to above. ICASA in the aforementioned Position Paper on Subscription Broadcasting made the recommendation that these rules should not apply to subscription broadcasters (such as M-Net and Multichoice South Africa). These recommendations have been sent to the Minister of Communications for tabling in Parliament.

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

In terms of the Telecoms Act, the provider of a value added network service (defined as a telecommunication service provider to one or more customers concurrently, during which value is added for the benefit of customers), is required to hold a license to provide such service. This includes internet service providers. In terms of the Act, a value added network service (“VANS”) may not be used for the carriage of voice and may only be provided by means of facilities provided by Telkom SA, the incumbent fixed-line operator or the second national operator. The licensing process of the second operator has experienced substantial delays and there is no reliable indication of when the process will be completed.

MultiChoice Subscriber Management Services (Proprietary) Limited (“MSMS”), as an internet service provider, is required to hold a VANS license under the Telecoms Act. Nevertheless, Section 40(1)(b) of the Telecoms Act provides that any person who, immediately prior to May 20, 1996, provided a VANS in terms of certain agreements, is deemed to be a holder of a license to provide such services, provided that such person applies to the Authority within six months or such extended period as the Authority may allow, for a license in terms of the Act. In addition, this section of the Telecoms Act provides that the Authority must grant the application and issue a license to such person. In accordance with the aforesaid legislation, and after repeatedly extending the period within which deemed VANS licensees would have to apply for a VANS license, ICASA notified all affected parties during the first quarter of 2004 of a three month period within which VANS providers would have to reapply for their licenses. On May 20, 2005, the Minister of Communications published regulations for VANS services. The regulations require

VANS operators to pay a variable license fee of 0.1% of their license fee income and to have 15% equity ownership by historically disadvantaged individuals within one year and 30% equity ownership in 2 years from the date of the issuance of the license. ICASA has yet to issue MSMS a VANS license. Sentech Ltd (a parastatal entity) became the first entrant into the fixed mobile broadband internet provision market when it began offering its MyWireless service. Sentech derives its regulatory entitlement from a Multimedia Service license which it was granted in 2002. Sentech could therefore become a competitor to MultiChoice Africa and MSMS.

The Regulation of Interception of Communications and Provision of Communication-Related Information Act, 70 of 2002 (“the Interception Act”) was passed on January 22, 2003, but is yet to come into effect. The Interception Act imposes requirements on telecommunication service providers (such as M-Web Holdings) licensed under the Telecoms Act to provide telecommunication services which have the capability to be intercepted and to store communication-related information. The cost incurred in enabling this telecoms service of being intercepted and the storage of the communication-listed information must be borne by the telecommunications service provider concerned. The Interception Act also requires telecommunications service providers, at their own cost, to acquire facilities and devices, determined in terms of a directive, with the capability to intercept and store communication-related information. Telecommunication service providers must also contribute to an internet Service Provider assistance fund. For approximately 12 months, Telkom, the mobile operators and the ISP’s, either individually or by way of their industry bodies, have been engaged in a consultation process with the government in an attempt to agree on regulations setting the parameters of their obligations in terms of the Act. Technical standards, data storage periods and costs have been some of the issues under discussion.

The Electronic Communications and Transactions Act of 2002 intended, among other things, to facilitate and regulate electronic communications and transactions and e-commerce. The Act’s effects include, but are not limited to:

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

•
providing for “cyber inspectors”, with powers, among other things, to monitor and inspect web sites or information systems and to investigate the activities of cryptography service providers. The cyber inspectors will have fairly extensive powers of search and seizure.

During the fourth quarter of 2003, the Department of Communications requested public comment on the draft Convergence Bill. The purpose of the draft legislation is to promote convergence in the broadcasting, telecommunications and broadcasting signal distribution sectors; to make new provision for the regulation of communication services; to provide for the issuing of new licenses and new social obligations; to provide for the control of the radio frequency spectrum and to augment the powers of ICASA. Both MultiChoice and MSMS made written submissions on the bill in the first quarter of 2004.The bill will substantially alter the current licensing framework and regulatory regime. The Department of Communications tabled a draft substantially different from the draft referred to earlier at Parliament in December 2004. M-Net, Multichoice and MSMS made written and oral representations on the bill to the Portfolio Committee on Communications. The Committee is currently hearing oral representations from industry players and is expected to complete its deliberations on the bill in September 2005.

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

The Information Communications Technology (“ICT”) sector has submitted a draft charter to the Minister of Communications. The draft charter in order to be published as a Code of Good Practice must be published in the Government Gazette for public comment for a period of 60 days. Thereafter the charter will be finalized as a Code of Good Practice. The draft charter has yet to be published in the Gazette. Naspers will comment on the charter when it is published in the Gazette. The ICT draft charter has set targets in respect of ownership, management and control, human resource development, procurement, enterprise development, corporate social investment and access to ICT’s. The primary objects of the charter are to enable the meaningful participation of black people in the sector. The charter once finalized is likely to have a material impact on ICT companies within the Naspers Group.

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

Botswana and Tanzania have issued draft regulations regarding pay-television services in respect of license and authorization fees, limitations on foreign ownership and requirements for local content amongst others. Multichoice Africa is currently engaging with the regulators in each of these territories on the appropriateness of such regulation to pay television and specifically to a multi-channel satellite operator.

We expect that other countries on the continent where Multichoice Africa has not previously been regulated to follow suit and start regulating pay television.

Greece

Regulation of Pay-Television in Greece

Overview. The regulatory framework governing the establishment and operation of free-to-air television stations in Greece is provided by Law 2328/95 on the “Legal Status of Private Television and Local Radio, Regulation of Several Issues related to the Radio Television Market and Other Provisions”, as modified by Law 3166/2003, (the “Free-to-Air Law”) and by Law 2863/2000 “National Radio and Television Council and other Authorities and Bodies of the Audiovisual Services Sector” (the “RTC Law”). The pay-television regulatory framework is governed by Law 2644/98 on “The provision of pay-television and radio services and other provisions”, as modified by Law 3166/2003, which regulates the issue of pay-television licenses (via satellite, terrestrial relays or cable) by the use of analog or digital methods of transmission (the “Pay-Television Law”). Prior to the enactment of the Pay-Television Law, pay-television was regulated by the Free-to-Air Law, some provisions of which survive, as described below.

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

On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the “Prefecture”) notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas’ license of establishment and operation (the “License”), on the ground that MultiChoice Hellas’ paid up share capital had fallen below one tenth of its total shareholders’ equity. The Prefecture also refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas’ shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture’s refusal to approve the shareholders’ resolution of March 13, 2003. Following a hearing, and several subsequent meetings, the Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation. Οn December 14, 2004 the company increased its share capital by Euro 36,045,600 with the issuance of 65,300 shares at Euro 552 each.  This resolved the irregularity that has been created with the Prefecture.

EU Regulation. The EU Broadcasting Without Frontiers Directive of October 3, 1989, as amended by EC Directive 97/36 of June 30, 1997, established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state and that certain minimum standards should be required by each member state of all broadcasting services regulated by that state’s authorities. Currently, the directive requires member states to ensure, “where practicable and by appropriate means,” that the broadcasters reserve “a majority proportion of their transmission time” for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials and teletext services are excluded. The directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster’s informational, educational, cultural and entertainment responsibilities to the viewing public.

Thailand

Regulation of Telecommunications and Pay-Television in Thailand

Overview. The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission (“NTC”), and the National Broadcasting Commission (“NBC”). NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with Article 40 of the Constitution.

The two main pieces of legislation that currently govern the telecommunications business are the Act on Organization For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, or the “Frequency Allocation Act”, which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 17, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization’s liberalization requirements.

Although the Telecommunications Business Act was passed in 2001, the Broadcasting Business Bill remains under consideration by the Council of State.

Telecommunications. The Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations. The NTC was elected by the Senate on August 24, 2004 and on October 1, 2004 such election received royal approval from the King, which is the last step of the appointment process. Currently the telecommunications industry is regulated by the NTC.

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

Broadcasting. Television broadcasting in Thailand commenced on June 24, 1955 following the enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955) (the “RTB Act”). In 1977, the Mass Communication Organization of Thailand (“MCOT”), was established to operate mass media businesses on behalf of the Thai government. As a consequence of developments in technology, the RTB Act was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

Broadcast media in Thailand has been mainly controlled by the Public Relations Department of Thailand (“PRD”) and MCOT, and operated by a number of private sector companies which entered into agreements with PRD and MCOT.

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

On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.9% shareholding in UBC Cable from Telecom Holding Public Company Limited, or Telecom Holding. Effective on May 4, 1998, UBC combined its operations with the analog cable television business of UBC Cable, an entity formerly owned by Telecom Holding. In connection with the combination, UBC purchased a 97.9% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalize the cost of providing a pay-television service to subscribers in Thailand.

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

The Frequency Allocation Act also provides that until the enactment of the Broadcasting Business Bill and the formal appointment of NBC, PRD and MCOT remain as the regulatory bodies responsible for broadcasting. However, on 17 August 2004, MCOT was changed to be a public limited company namely MCOT Public Company Limited, in accordance with the State Enterprises Corporatization Act A.D. 1999. Currently, 77% of the shares in MCOT Public Company Limited are held by the Ministry of Finance. Under the State Enterprises Corporatization Act all businesses, rights, debts, liabilities and assets of MCOT were transferred to MCOT Public Company Limited, as approved by the Cabinet. Due to the change of the status of MCOT from a government agency to be a private entity seeking profit, UBC is proposing to amend the provisions of the concession, especially on the provisions authorizing MCOT to control and supervise UBC.

The limit on foreign ownership is determined by the laws enacted under the Constitution. The Ministerial Regulation No. 13 issued under the RTB Act requires at least 50% Thai ownership. The current draft of the Broadcasting Business Bill sets the permitted foreign ownership to 25% of the total shares for the television business, and to 49.9% of total shares for the subscription television business. Since the draft Broadcasting Business Bill is still under review by the Council of State, it is unclear whether existing operators (in this case, UBC and UBC Cable) which continue to do business under the old concession and contract will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. As of August 29, 2003, 43.80% of UBC’s shares were held by foreign investors. The current draft of the Broadcasting Business Bill also proposes a 15% single foreign shareholder limit and requires that 75% of the directors of a licensed television operator be Thai nationals, and more than one half of the directors of a licensed subscription television operator be Thai nationals.

However, the current draft of the Broadcasting Business Bill has been strongly opposed by the Radio and Broadcasting Professional Federation and the media industry, including UBC. Both the foreign shareholding and single foreign shareholder limit in the current draft are being reviewed and recommendations for changes to the draft are being made by industry participants. On August 10, 2004 the Cabinet considered the draft Broadcasting Business Bill and agreed to send it to the Council of State to review some provisions. After completion of such review by the Council of State the draft Broadcasting Business Bill may be forwarded to the Cabinet for re-consideration, since there may have been substantial changes in the draft Broadcasting Business Bill. After the Cabinet’s approval, the draft Broadcasting Business Bill will be forwarded to the Parliament for approval. There can be no assurances that the Broadcasting Business Bill will or will not be adopted in the current form.

As the Broadcasting Business Bill has not yet been enacted, the existing regulations under the RTB Act are enforceable to the extent that such regulations are not contrary to the Frequency Allocation Act.

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

Regulation of Anti-Competitive Practices in Thailand

The Trade Competition Act (the “Competition Act”) which came into effect on April 30, 1999, replaced the Price Fixing and Anti-Monopoly Act 1979 and attempts to find a balance between encouraging the efficiency of monopolies, while at the same time ensuring checks to prevent unfair trade and competition. Under the Competition Act, the regulators have shifted their attention from controlling prices to controlling operator practices. Generally, all restrictive trade practices which create or may create a monopoly or reduce competition in the trade of goods and services are prohibited under the Competition Act. The Act does, however, permit certain practices which have the appropriate approval from the Trade Competition Committee. The Competition Act addresses specific anti-competitive activities.

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

Internet Access and Information Services. Both internet access and internet information services in China are governed by the Telecommunications Regulations. The Catalog of Classes of Telecommunications Businesses is part of the Telecommunications Regulations and provides that internet access and internet information services are value added telecommunications businesses. Internet access services can be operated by any non-foreign invested domestic Chinese company, regardless of whether such company is state owned, as long as such company has received a permit from the Ministry of Information Industry or its relevant local counterpart.

Internet information service provider is defined by the Administrative Measures on internet Information Services as an entity that engages in “providing information to on-line users through the internet.” Internet information service providers who are compensated for their services are required to obtain a permit from the Ministry of Information Industry or its relevant local counterpart. Those who provide such services without compensation are required to file with the appropriate governmental authority; “without compensation” has been narrowly interpreted by officials to apply only to not-for-profit governmental or charitable organizations.

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

Internet information service providers are subject to an array of other regulations with respect to types of content and services, for which providers must obtain approval from various agencies. In particular, in June 2002 the State Press and Publication Administration and the Ministry of Information Industry issued the Interim Regulations on internet Publishing, requiring all entities engaging in internet publishing to be approved by the General Administration Press and Publication Administration (“GAPP”). Internet publishing is broadly defined in the interim regulations, and it is currently unclear whether all internet information service providers will require approval from GAPP. Also, internet information service providers that provide a range of “cultural activities” for profit must obtain approval from the Ministry of Culture pursuant to the Interim Regulations on the Administration of Internet Culture, which were promulgated in 2003 and amended on July 1, 2004. Those who provide cultural activities not for profit only need to file with the local counterpart of the Ministry of Culture. “Internet cultural activities” are broadly defined to include, inter alia, producing, reproducing, importing, wholesaling, retailing, leasing and coordinating internet cultural products. These products include audio-visual products, game products, art products and other cultural products. Furthermore, the State Administration of Radio, Film and Television (“SARFT”) issued the revised Administrative Measures on the Dissemination of Audio-visual Programs through Information Networks such as the internet in 2004 (the “SARFT Administrative Measures”), providing that enterprises which engage in disseminating audio-visual programs through the internet to various devices, including computers, television sets and mobile phones, should obtain a permit from SARFT. Audio-visual programs, as defined by the SARFT Administrative Measures, include programs with a similar manifestation as radio or television programs or films, i.e. they are composed of successively moving images or sounds that can be successively listened to. Dissemination is broadly defined to include launch, live or on-demand broadcasting, integration, transmission and downloading. In addition, on April 13, 2005, SARFT issued a notice to provide that only state-owned entities are permitted to launch audiovisual program services or news websites. As new regulations about specific types of content are still being issued, certain types of content for which approval is not now required may require approval in the future. In addition, because of the lack of specificity in some of these regulations, it is not always clear if the activity engaged in by a specific internet information service provider actually requires approval.

Foreign Investment. Foreign investment is governed by the Provisions on the Administration of Foreign Invested Telecommunications Enterprises and restrictions that comply with the commitments made are set forth in the Foreign Investment Industrial Guidance Catalog (the “Catalog”) issued by the former State Development Planning Commission and the former Ministry of Foreign Trade and Economic Cooperation on March 11, 2002. Foreign investors are permitted to own up to 50% equity in value added telecommunications services enterprises which provide services committed by China in connection with its WTO accession and as specified in the Catalog.

The Provisions on the Administration of Foreign Invested Telecommunications Enterprises set forth the minimum capital requirements and approval procedures for establishing a foreign invested telecommunications enterprise. A foreign invested telecommunications enterprise providing value added telecommunications services in more than one province must have a registered capital of at least Renminbi Yuan (“Rmb”) 10 million. If a foreign invested telecommunications enterprise provides value added telecommunications services only within one province, the minimum registered capital is Rmb 1 million. “Within one province”, as interpreted by officials, apply to the providers who own servers located in only one province. The establishment of a foreign invested telecommunications enterprise must be approved by the Ministry of Information Industry. In addition, approval from the Ministry of Commerce or its relevant local counterpart is also required for such establishment.

All value added telecommunication service providers, whether foreign invested telecommunication enterprises or domestic companies, must obtain an operating permit from the Ministry of Information Industry or its relevant local counterpart.

Regulation of Publishing in China

The publication of print media (including newspapers, periodicals and books) is regulated in China. Different regulatory requirements apply to the editorial, publishing, advertising and distribution functions of print media. GAPP is the primary regulator for print media, but the State Administration of Industry and Commerce (“SAIC”) authorizes publishing houses to disseminate advertisements and regulates advertising agencies.

Publishing. Publishers of newspapers and periodicals must obtain a publication permit from GAPP before conducting publishing business. Newspaper and periodicals publishers must be wholly state-owned entities; foreign investment is not permitted.

For each newspaper or periodical a publisher wishes to publish, it must obtain a “publication number” or kan hao. Such publication number will only be issued after examination and approval by GAPP. Pursuant to the publication number, the periodical would be permitted for publication and for domestic circulation and, in certain circumstances, for circulation overseas. Each kan hao is issued by GAPP for a particular publication for a specified frequency of publication, number of pages and circulation. A publisher may not change any of these elements without GAPP's approval.

Foreign publishers are permitted to enter into copyright cooperation agreements with Chinese publishers. Under such agreements, the Chinese publisher, as holder of the kan hao, remains the publisher of the periodical and exercises a final review right with regard to all content included in the periodical. The foreign party to the cooperation agreement may provide content to the Chinese publisher and license the foreign title to the Chinese publisher for inclusion on the cover page of the periodical. Copyright cooperation is not permitted for newspapers and for all other periodicals must be approved by GAPP. The legal framework for copyright cooperation is currently under review by the Chinese government.

Advertising. Publishers must obtain an advertising operating license from SAIC to be permitted to publish advertisements in newspapers or periodicals. Publishers may sell advertising space to advertisers either directly or through advertising agents. Advertising agency companies in China must be approved by SAIC. Foreign investors with two years operating history who conduct advertising operations may hold up to 70% equity interest in a Chinese advertising company. After

December 11, 2005, foreign investors with three years operating history whose principal business is advertising may establish wholly foreign-owned advertising companies in China.

The Advertising Law of China requires that advertisements must be true and lawful and must not contain false information or deceive or mislead consumers. Advertisements must include specific information, which is listed in the Advertising Law, regarding the products or services they promote. Publishers and advertising agents are required to verify the content of advertisements and may be held liable for damages incurred by consumers as a result of deceptive or misleading information contained in advertisements. Publishers and advertising agents may also be subject to fines and confiscation of revenue by SAIC in relation to the publication of advertisements that violate the requirements under the Advertising Law.

Printing. Foreign investors are allowed to set up joint venture enterprises in China to engage in the business of the printing, packaging and decoration of publications and other printing products, provided that the enterprises must be majority-owned and controlled by the Chinese investors. For the investment to be approved, the foreign investor must be able to provide advanced printing methods and experience, advanced printing technology and equipment, and substantial funding. The Chinese investor must have direct or indirect printing operation management experience. If foreign-invested printing companies are commissioned by publishers to print publications, they must verify whether the publishing of such publications has been approved by the appropriate authorities; if they are commissioned to print publications intended to be distributed outside of China, such publications must be for export only and are not permitted to be distributed within China.

Distribution. Chinese law distinguishes between “general”, wholesale and retail distribution of print media. In principle, the publisher is also authorised to act as general distributor of the periodicals it publishes, or it may appoint a licensed general distribution company to exercise the right for it. The publisher may also appoint wholesale or retail distributors to perform all distribution functions on an exclusive or non-exclusive basis. Foreign-invested enterprises are allowed to engage in wholesale or retail distribution of books, newspapers and periodicals, but not in general distribution. To be authorized to establish distribution enterprises, both foreign and Chinese investors must have the capacity to distribute books, newspapers and periodicals.

4.C.        Organizational Structure

Naspers Limited is the ultimate parent of the Naspers group. Its shares are listed on the JSE under the symbol “NPN”, and its ADSs are listed on the Nasdaq National Market under the symbol “NPSN”.

The following organizational chart presents a Naspers’ group structure and the legal ownership of some of Naspers’ significant subsidiaries and joint ventures, by economic interest (excluding interests held by employee share trusts) at March 31, 2005.

(1)	MultiChoice Africa (Proprietary) Limited is held directly by MIH Holdings. The pay-television operations in South Africa are conducted through MultiChoice Africa (Proprietary) Limited.

(2)	MultiChoice Africa Limited is held through MIH BV, a wholly-owned subsidiary of MIH Holdings, and owns interests in various subsidiaries that operate pay-television businesses in Sub-Saharan Africa.

(3)
The operations in Greece are conducted through NetMed Hellas and MultiChoice Hellas. NetMed Hellas is an indirectly wholly-owned subsidiary of MIH Holdings. NetMed, through Myriad Development BV, owns 96.4% of MultiChoice Hellas.

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

The following table presents each of Naspers’ significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers as of March 31, 2005.

Name of subsidiary	Percentage ownership(1)	Business	Country of incorporation
Electronic Media
MIH Investments (Proprietary) Limited	100.0	Holding company	South Africa
MIH Holdings Limited	100.0	Holding company	South Africa
MIH (BVI) Limited	100.0	Holding company	British Virgin Islands
Myriad International Holdings BV	100.0	Holding company	The Netherlands
MultiChoice Africa (Proprietary) Limited	100.0	Pay-television operator in South Africa	South Africa
MultiChoice Africa Limited	100.0	Pay-television operator in Sub-Saharan Africa	Mauritius
NetMed NV	74.5	Holding company in the Mediterranean	The Netherlands
NetMed Hellas SA	74.5	Content provider in Greece	Greece
MultiChoice Hellas SA	44.9	Pay-television operator in Greece	Greece
MultiChoice Cyprus Holdings Limited	51.7	Holding company in Cyprus	Cyprus
MultiChoice Cyprus Limited	26.4	Pay-television operator in Cyprus	Cyprus
M-Web Holdings (Pty) Limited	100.0	Internet content provider in Africa	South Africa
M-Web (Thailand) Limited	100.0	Internet service provider in Thailand	Thailand
Shanghai Sportscn.com Information Technology Company Limited	87.7	Online sport content provider in China	China
Internet Knowledge Service Centre Company Limited	62.5	Holding company in Thailand	Thailand
Irdeto Access BV	100.0	Pay-television content protection technology	The Netherlands
Entriq Inc.	100.0	Media management and protection technology	United States of America
Print Media
Media24 Limited	100.0	Print media	South Africa
Paarl Media Holdings (Proprietary) Limited	83.8	Printing	South Africa
Touchline Media (Proprietary) Limited	100.0	Magazine publishing	South Africa
Boland Newspapers (Proprietary) Limited	75.0	Newspaper publishing	South Africa
Via Afrika Limited	100.0	Book publishing	South Africa
Educor Holdings Limited	100.0	Adult training and higher education	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

The following table presents each of Naspers’ significant joint ventures (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares in the joint venture owned by Naspers as of March 31, 2005.

Name of Joint Venture	Percentage ownership(1)	Business	Country of incorporation
Electronic Media
MNH Holdings (1998) (Proprietary) Limited	50.0	Holding company	South Africa
Electronic Media Network Limited	60.1	Pay-television content provider in Africa	South Africa
SuperSport International Holdings Limited	60.1	Pay-television content provider in Africa	South Africa
United Broadcasting Corporation Public Company Limited	30.6	Pay-television operator in Thailand	Thailand
KSC Commercial Internet Company Limited	40.6	Internet service provider	Thailand
Myriad International Programming Services BV	80.0	Programme content acquisition	The Netherlands
MultiChoice Supplies (Proprietary) Limited	50.0	Set-top box rentals	South Africa

Print Media
The Natal Witness Printing and Publishing	50.0	Newspaper publishing and printing	South Africa

Company (Proprietary) Limited
___________
(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

4.D.        Property, Plant and Equipment

Naspers, Media24 and Via Afrika have their corporate offices in Cape Town. MIH Holdings has principal corporate offices in Hoofddorp (The Netherlands) and Johannesburg (South Africa).

The following table summarizes certain information regarding the principal facilities of the Naspers group as of August 31, 2005:

Description/Use	Location (In South Africa, unless noted)	Size m sqr	Owned/Leased

General offices (Media24/Via Afrika)	Cape Town	32,500	Owned
Printing & offices (Media24)	Milnerton, Cape Town	27,000	Owned
Warehouse (On the Dot, Via Afrika)	Bellville, Cape Town	25,973	Owned
Printing - City Deep (Media24)	Johannesburg	8,835	Owned
Printing & offices (Media24)	Paarl	22,000	Owned
Printing & offices (Media24)	Montague Gardens, Cape Town	77,179	Owned
Head office (Media24)	Auckland Park, Johannesburg	5,500	Owned
Warehouse (Via Afrika)	Umtata	4,875	Owned
General & technology office (MIH & Irdeto Access)	Hoofddorp, the Netherlands	7,136	Leased
Subscription television office (MultiChoice)	Johannesburg	20,400	Leased
Subscription television decoder warehouse (MultiChoice)	Johannesburg	5,500	Leased
Subscription television regional office (MultiChoice)	Cape Town	3,000	Leased
Subscription television office (Multichoice Cyprus)	Nicosia, Cyprus	1,265	Leased
Subscription television office (NetMed)	Athens, Greece	13,555	Leased
Subscription television office (UBC)	Bangkok, Thailand	16,035	Leased
Corporate office (MIH China)	Beijing, China	881	Leased
Subscriber Internet Office (M-Web South Africa)	Cape Town	9,765	Leased
Subscriber Internet Office (M-Web Thailand)	Bangkok, Thailand	2,330	Leased
Subscriber Internet Office (Tencent)	Shenzhen, China	20,000	Leased
Technology Office (Entriq)	Carlsbad, California	1,200	Leased
Technology Office (Irdeto Access)	San Diego, California	1,622	Leased
Technology Office (Irdeto Access)	Beijing, China	2,379	Leased
Damelin Braamfontein (Educor)	Johannesburg	10,569	Leased
Damelin Randburg (Educor)	Johannesburg	35,000	Leased
Eduworld conference facility (Educor)	Johannesburg	241,110	Owned
ICG offices (Educor)	Cape Town	6,000	Owned
Midrand Graduate Institute (Educor)	Johannesburg	7,792	Owned
Milpark Business School (Educor)	Johannesburg	14,479	Owned
National Private Colleges (ICG, Educor)	Braamfontein	5,935	Leased

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

The Naspers consolidated financial statements have been prepared in accordance with South African GAAP, which differ in certain significant respects from U.S. GAAP. See note 43 to Naspers’ consolidated financial statements for a reconciliation between South African GAAP and U.S. GAAP with regard to Naspers’ net profit/(loss) and shareholders’ equity, and the related description of the principal differences between South African GAAP and U.S. GAAP as they relate to Naspers.

5.A.        Operating Results

Introduction

Naspers was incorporated in 1915 under the laws of the Republic of South Africa. Naspers is a multinational media company with principal operations in electronic media (including pay-television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ activities are conducted through subsidiaries, joint ventures and associated companies. Naspers’ most significant operations are located in South Africa, with other significant operations located in Sub-Saharan Africa, Greece, Cyprus, Thailand, China, The Netherlands and the United States. The activities undertaken by Naspers’ business segments are described below.

Electronic Media

Pay-television

In Africa, MultiChoice Africa and MultiChoice South Africa provide television and subscriber management services to analog and digital pay-television platforms in countries throughout Africa and the adjacent Indian Ocean islands, and South Africa, respectively. The pay-television services comprise a variety of DTH digital satellite television (DStv) bouquets (the term used to describe the channels offered by a pay-television provider on a given platform) and terrestrial analog networks. The digital service in South Africa consists of approximately 71 video channels, eight data channels, 40 audio music channels and 25 radio channels. The digital service in Sub-Saharan Africa and adjacent islands consists of approximately 75 video channels, eight data channels and up to 56 audio channels.

The aggregate subscriber base in Africa (including South Africa) was approximately 1.48 million as of March 31, 2005 (2004: 1.37 million). The pay-television market in South Africa is now relatively mature, with approximately 1.14 million households as of March 31, 2005 (2004: 1.08 million). The digital base in Africa (including South Africa) grew by 171,147 subscribers to 1,229,127 in fiscal 2005 and now accounts for 83% of the total number of subscribers on the African continent, establishing a solid platform for the roll-out of iTV services. Growth in revenue from digital subscribers was in part offset by the churn in analog subscribers (churn is the percentage of customers who terminate their subscription in a given period).

M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net has output deals with film and television studios, enabling it to screen the best quality movies, series and miniseries. M-Net compiles 14 channels for broadcast across the African continent. SuperSport produces three 24 hour-a-day channels for DStv, covering more than 100 genres of sport. SuperSport has a pan-African sports channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Serie A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis is offered on other SuperSport channels.

MultiChoice Africa also has direct investments with fully staffed offices for pay-television services in Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania, and MultiChoice South Africa in Namibia and Botswana.

In the Mediterranean, NetMed operates analog and digital platforms in Greece and Cyprus. The total number of pay-television subscribers for the Mediterranean region amounted to 363,739 households as of March 31, 2005 compared to 351,292 households as of March 31, 2004. In October 2001, Alpha Digital entered the pay-television market in Greece and launched a 20-channel digital pay-television service. This contributed to the decline in the analog subscriber base in Greece during fiscal 2002 and 2003. In September 2002, Alpha Digital entered liquidation leaving NetMed as the sole pay-television operator in

Greece. However, NetMed’s subscriber numbers did not recover when the commercial television company, AST, took over Alpha Digital's contract with the majority of A Division Greek football teams. During fiscal 2005, the analog base in Greece declined by 17,273 to 94,726 households, while, Nova (the digital television service), maintained its leading position in the region by increasing its subscriber base from 178,921 as of March 31, 2004 to 209,312 as of March 31, 2005.

On July 26, 2002, NetMed, MIH BV and Fidelity, among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed period and accordingly NetMed and MIH BV believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of MIH BV claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration hearings were completed in September 2004 and an award was given in favor of NetMed and MIH BV in December 2004. Fidelity challenged the award in the English courts, but the challenge was dismissed on June 13, 2005. The South African proceedings have been withdrawn.

An agreement was reached on June 19, 2003, in terms of which Teletypos and its subsidiaries exchanged their equity interest in MultiChoice Hellas in return for approximately €6.6 million in cash and a 12.5% equity interest in NetMed. The completion of this transaction was subject, among other things, to certain regulatory approvals that were obtained on September 22, 2004. The change in shareholding was therefore accounted for during fiscal 2005, with the group recognizing a dilution profit on the sale of the 12.5% interest in NetMed of Rand 215.7 million.

In Asia, MIH Holdings owns 30.6% of UBC, the leading pay-television provider in Thailand. UBC’s digital satellite and analog cable services both provide the same 70 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to 14 educational channels. Channels shown on UBC’s pay-television systems include UBC Film Asia, UBC InsidE, UBC Spark, UBC Series, UBC News, UBC X-Zyte, UBC Soccer, UBC Sports+, SuperSport and SuperSport Action, which show programming tailored for Thai audiences, along with exclusive major international events.

As of March 31, 2005, UBC had 460,806 total subscribers, consisting of 118,646 analog cable subscribers, 14,826 digital cable subscribers, 319,634 digital satellite subscribers and 7,700 RNT subscribers, as compared to 436,193 total subscribers at March 31, 2004 (132,351 analog cable, 4,425 digital cable and 299,417 digital satellite). The subscriber base has grown by 24,613 subscribers or 5.6% year on year as a result of improved sales due to improvements in content and the inroads made into reducing the amount of pirated content on local cable networks. Subscribers were further boosted by the launch of the RNT package while churn also declined slightly due to no price increase implemented in fiscal 2005.

Technology

Naspers’ subsidiary, Irdeto Access, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access has been providing encryption technology for more than 30 years, and specializes in designing, developing and marketing end-to-end solutions to manage and protect content from unauthorized access in both the television broadcast and internet environments. Irdeto Access provides conditional access products to 144 customers in more than 40 countries, and has issued approximately 15 million smartcards to subscribers. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services.

Naspers’ subsidiary Entriq, which is in the early phase of development, offers products and services to fill the needs of pay media clients while guiding them into broadband and attracting the business of new broadband-specific players. Entriq is actively pursuing customers looking to sell and protect content on the internet. As broadband penetration increases and related access prices decrease, the opportunities in this sector will grow.

Internet

M-Web Holdings has developed a leading position in the African internet market, ending fiscal 2005 with approximately 324,000 dial-up subscribers, 19,000 ADSL broadband subscribers and 700 leased-line clients. M-Web Holdings’ “anytime, anywhere” philosophy enables its subscribers to access its content platforms via television, internet and wireless technologies.

On February 1, 2005, M-Web Holdings acquired from Tiscali International BV its South African internet service provider business for a purchase consideration of Rand 309.3 million in cash.

M-Web (Thailand), Naspers’ internet platform in Thailand, is the leading local content service provider in Thailand and consists of nine consumer focused web sites. Naspers has an indirect interest in KSC Commercial Internet Company Limited (“KSC Comnet”), a Thai ISP.

Naspers’ principal investment in China is a 35.6% interest in Tencent, a provider of innovative community, real-time communications, entertainment, content and wireless and professional services based on the market leading consumer instant messaging platform known as “QQ”. Platform services are also deployed in Taiwan, Hong Kong, Macau, Japan and Thailand.

Print media

Newspapers, magazines and printing

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

Books

Via Afrika is a leading South African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats and provider of private education services. Via Afrika controls a number of different businesses operating as independent business units in three segments. The publishers and agents division includes general, religious, educational and academic publishers as well as digital content providers. The traders and distributors division includes traditional niche academic and religious bookstores, book and music clubs, online retailing as well as warehousing and distribution services.

Private education

The education segment includes Damelin and ICG, who offer face-to-face full-time, part-time and block release educational programs, as well as e-learning and distance learning education and training programs at its campuses and training centers across South Africa. These services are available for distance, secondary and higher education learning and corporate training.

Operating Results

A key strategy of the Naspers group over the past years has been to seek opportunities in global markets to ensure growth in its electronic media platform business segment for television, internet and interactive services. Consequently, significant losses have been incurred as MIH Holdings invested heavily in these businesses in an effort to increase growth. Naspers incurred operating losses for each of the four fiscal years ended March 31, 2002. In fiscal 2003, Naspers returned to profitability with an operating profit of Rand 226.3 million, and during fiscal 2004 and 2005 Naspers made further progress with operating profits of Rand 1.288 billion and Rand 2.540 billion respectively, as the profitability of Naspers’ pay-television businesses in its electronic media segment increased. Global or local economic difficulties may impact the level of future operating profits.

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

Revenues. Revenues comprise pay-television and internet subscription revenue (53.4%), hardware sales (3.2%), technology revenue (2.1%), circulation revenue (5.7%), advertising revenue (14.6%), printing and distribution fees (5.4%), revenue from the publishing and sale of books (5.1%), tuition fees (3.4%), e-Commerce revenue (2.1%) and other revenues (5.0%). Naspers’ primary source of revenue is pay-television services, internet services and the advertising in and selling of magazines and newspapers. Hardware sales relate to revenue generated from the sale, rental and maintenance of set-top boxes. Technology revenues include revenue generated from conditional access systems. Circulation revenue includes the cover price revenue received from the sale of newspapers and magazines. Advertising revenues include revenue received for advertisements placed in Naspers’ newspapers, magazines, internet sites and on its pay-television platforms. Printing and distribution revenue consists mainly of fees received from the printing and distribution of newspapers, magazines, books and related products. Tuition fees include the course fees paid by students to participate in the various educational courses and programs offered by Educor. Other revenues include mainly revenue relating to the sale of rights to backhaul charges, certain e-commerce services and finance service fees.

Cost of Providing Services and Sales. The cost of providing services and sales includes programming content, editorial and content, subscriber management, set-top box purchase, transmission, printing, distribution and teaching costs. Programming costs include the cost of licensing third party programs and the production cost of programs produced by the Naspers group, as well as the amortization of programming rights for sporting events and films. Editorial and content costs include the cost of acquiring content from third party content providers for the Naspers group’s internet services, books, magazines and newspapers, as well as the employment and related costs of journalists employed by Naspers and other content creators. Subscriber management costs include the direct cost of servicing and maintaining equipment installed at subscribers’ homes and the cost of providing customer service. Set-top box purchase costs include the purchase of set-top boxes by Naspers for use or resale to customers. Transmission costs consist of transmission, uplinking and backhauling charges paid by subsidiaries in the Naspers group to various satellite vendors under operating lease agreements. Printing costs include raw materials such as paper and ink, and other direct costs relating to the printing process. Distribution costs include storage costs and the costs relating to operating a large delivery vehicle fleet. Teaching costs include mainly employment and related costs of Educor’s lecturers and teachers who run Educor’s educational programs and courses, and the related course material costs.

Selling, General and Administration Expenses. These costs include overhead costs from various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable, accounts payable and human resources departments.

Depreciation and Amortization. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of Naspers’ tangible property, plant and equipment, including buildings, transponders, set-top boxes, manufacturing plant and equipment, vehicles and office equipment and assets under capital leases (mainly satellite leases).

Critical Accounting Policies

Naspers’ consolidated financial statements include the financial position, results of operations and cash flows of Naspers and its subsidiaries. These financial statements are prepared in conformity with South African GAAP and include a reconciliation of consolidated net profit and consolidated shareholders’ equity to their equivalents under U.S. GAAP. South African and U.S. GAAP require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Naspers evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an ongoing basis. Naspers bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue recognition

Subscription fees. Pay-television and internet subscription fees are earned over the period during which the services are provided, Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by Naspers. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognized in the month the service is provided. Naspers believes that the accounting policy relating to the recognition of subscription fees is a critical accounting policy as subscription related revenue accounts for approximately 53.4% of Naspers’ total revenue.

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

Mobile and Telecommunications Value-added Services. Naspers recognizes mobile and telecommunications value-added services revenues based on the full amount of fees charged to end-users by mobile operators after the operators’ adjustments for uncollectible fees and after deducting the applicable business tax and related taxes. In general, uncollectible fees arise due to end-user payment delinquencies or “dropped messages”. We recognize revenue from mobile and telecommunications value-added services on an accrual basis as the services are rendered. As noted below, Naspers relies on information provided by mobile operators in their periodic statements for final billing, settlement and collection of revenues, which is normally received between 15 and 90 days after each month-end. For revenues not supported by final confirmation from the mobile operators at the time of reporting our financial results, we estimate the amounts based on the number of subscriptions and the volume of data transmitted between our network gateway and the mobile operators’ network gateways as confirmed by the operators. Management estimates utilize the most recent three-month history of revenues actually derived from the operations and incorporate developing trends in customer payment delinquencies. Specifically, management estimates revenue performance based on the following factors:

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

Based on these factors, if revenues are not supported by the periodic final confirmations received from network operators, management estimates the amount of revenues for services rendered in a reporting period. The revenue estimation procedures are applied by management for each province or city in which the group has operations.

If actual revenues based on the final confirmations subsequently received from the mobile operators are higher or lower than the estimated amounts, due to routine adjustments or deactivation of customer accounts, adjustments are made in revenue in the period the final confirmations are received. To date, Naspers has not experienced any material discrepancies between the estimated revenues and the actual revenues. The actual remittance to us by mobile operators of our shares of the fees after all adjustments is typically 30 to 90 days after services are rendered.

Internet Value-added Services. Naspers recognizes revenue from internet value-added services similar to revenue from Mobile and Telecommunications Value-added Services described above. With respect to revenues collected for pre-paid services, revenues are deferred and recognized over the estimated consumption period on a straight-line basis

Professional Services - Discontinuing Operations of fiscal 2003. Professional services revenue from software development contracts of less than six months duration is generally recognized using the completed contract method. Revenue from longer-term contracts is generally recognized using the percentage of completion method, provided there is an insignificant amount of risk associated with customer acceptance. Naspers tracks costs on a monthly basis related to each longer-term project versus the estimated total costs of that project to determine incremental advancement towards completion. Naspers also benchmarks current product development against the customer project specifications. If development is in line with customer specifications, customer acceptance is assumed to be assured. Revenue earned for professional services that have a significant amount of risk associated with customer acceptance is recognized based on the completed contract method.

Naspers believes that its revenue recognition policies are critical accounting policies as the recognition of revenue involves in many instances estimates and assumptions to be made.

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

Naspers believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the estimated level of doubtful debts may materially affect net profit. The estimate for doubtful accounts is a critical accounting estimate for all of Naspers’ businesses. The net bad debt expense as a percentage of sales over the last couple of fiscal years was approximately 0.5%. A 0.1% increase in bad debt expense as a percentage of sales would decrease operating profit by approximately Rand 13.9 million.

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

Leased transponders and transmitters, which are held in the electronic media—pay-television segment, represent approximately 43.1% (2004: 47.9%) of Naspers’ property, plant and equipment as of March 31, 2005. All of the Naspers group’s current transponder leases are capitalized and amortized over their expected useful life because the term of the lease covers at least 75% of the transponder’s estimated useful life. The expected useful life of the transponders leased by the Naspers group is 10 years.

The useful life of satellite transponders depends upon various factors. These factors include the success of the launch and the amount of fuel required for the satellite to be placed in the correct orbital location. In addition, various factors can impact on a transponder satellite’s useful life once it is in orbit. Satellites are, however, designed with operational redundancies that may minimize or eliminate service disruptions if a critical system fails. These may include backup and separate on-board propulsion systems, backup transponders and conservative system margins. Naspers obtains information on the satellites’ useful lives from information provided publicly by the satellite service providers and this information forms the basis for determination of potential impairment. However, in most cases contractual terms in the satellite lease agreements stipulate remedial measures that should be taken by the provider should a satellite fail to operate as intended.

Naspers considers this to be a critical accounting policy because any material change in the useful lives of Naspers’ property, plant and equipment would significantly impact Naspers’ ability to generate future cash flows, depending on the asset, would have a material impact of the value of the property, plant and equipment stated on Naspers’ balance sheet and may decrease Naspers’ profitability. Naspers has had no significant changes in useful lives or book values of property, plant and equipment in recent years.

Valuation of goodwill and intangible assets

Naspers amortizes intangible assets with finite useful lives on a straight-line basis so as to write off the cost of the assets over their expected useful life. Goodwill and intangible assets with indefinite useful lives are tested annually for impairment. Goodwill and intangible assets with indefinite lives are allocated to cash-generating units for the purpose of impairment testing. The Naspers group also evaluates the carrying value of its tangible and intangible assets whenever indicators of impairment exist.

Naspers believes that the accounting estimate relating to asset impairment is a critical accounting estimate because it is highly susceptible to change from period to period because it requires Naspers’ management to make assumptions about future sales volumes and the cost of providing services over the life of the asset and discount rates for media-based businesses in emerging markets and recognizing an impairment could have a material impact on the value of the intangible assets reported on the Naspers group’s balance sheet and the level of its net profit. Management’s assumptions about future sales volumes, prices and discount rates involve significant judgment as some of Naspers’ businesses are in the start-up phase and consequently actual sales prices and volumes have fluctuated in the past and are expected to continue to do so in the future.

Goodwill is annually tested for impairment under both South African GAAP and U.S. GAAP. The goodwill impairment test under U.S. GAAP is performed by comparing the carrying value of each reporting unit to its fair value, which is based on discounted cash flows or market value of listed companies, whereas under South African GAAP, impairment is determined by comparing the carrying value of the cash-generating unit with its recoverable amount. The discount rates applied to the cash flows, the growth rate to extrapolate the cash flows and the basis for determining the recoverable amount are disclosed per cash-generating unit in note 5 to the consolidated annual financial statements. Naspers believes that the accounting estimate relating to goodwill impairment is a critical accounting estimate because the discounted cash flows are highly susceptible to change from period to period because it requires Naspers’ management to make assumptions about future sales volumes and the cost of providing services over the life of the goodwill and discount rates for media-based businesses in emerging markets and recognizing an impairment could have a material impact on the value of the goodwill reported on the Naspers group’s balance sheet and the level of its net profit.

Business acquisitions

Naspers accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by the group using internal or external valuations. The Naspers group uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, relief from royalty methods and others and believes that it uses the most appropriate measure or combination of measures to value each asset or liability. In addition, the group believes that it uses the most appropriate valuation assumptions underlying each of these valuation methods based on the current information available including discount rates, market risk rates, entity risk rates, royalty rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of the financial position and results of operations.

Inventory obsolescence

Naspers values its inventories, which consist mainly of raw materials (paper and ink), finished products (books) and set-top boxes and associated components, at the lower of cost or expected net realizable value, based on assumptions about future demand, market conditions and the useful life of the set-top boxes used by the Naspers group. Naspers monitors inventory levels periodically based on the expected usage of such inventory. If actual market conditions prove to be less favorable than those projected by management, additional inventory write downs may be required. No significant inventory write downs were made during the financial year ended March 31, 2005. Naspers believes that its policy relating to inventory write downs is a critical accounting policy due to the assumptions and estimates that management is required to make in the determination of the expected realizable value of inventories.

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

Naspers released valuation allowances against certain deferred tax assets in its Greek pay-television and South African book publishing operations, since it determined that the underlying future expected profitability will be such that it is probable that the deferred tax assets will be realized. The release of valuation allowances during fiscal 2005, resulted in the creation of additional net deferred taxation assets in the Greek pay-television business and South African book publishing operations of Rand 412.9 million and Rand 56.7 million respectively. During the financial year ended March 31, 2004, Naspers created additional net deferred tax assets of Rand 232.8 million. As at March 31, 2005, Naspers has raised an aggregate valuation allowance against deferred taxation assets of Rand 916.7 million (2004: Rand 1,397.1 million). The timing and the amounts to be released from the valuation allowance or the creation of additional valuation allowances in the future is uncertain, as it mainly depends on the future profitability of the various business units to which these allowances relate.

Legal matters

Naspers is involved in legal disputes through its normal course of business. The outcome of these legal claims can have a material impact on Naspers’ balance sheet as well on Naspers’ net income. Naspers’ management estimates the potential outcome of these legal claims based on the most objective evidence on hand from internal and external legal advisors until such time that ultimate legal resolution has been finalized. Due to the uncertain nature of these issues, any changes in these estimates based on additional information as it becomes available could result in material changes to the financial statements in subsequent periods. As at March 31, 2005, Naspers has provided Rand 25.9 million for pending litigation matters. For more detail on these matters refer to “Item 8.A.- Legal Proceedings”.

Post-retirement Medical Liability

The group operates a number of post-retirement medical benefit schemes. The group provides for post-retirement medical aid benefits using the Projected Unit Credit method prescribed by AC116, “Employee benefits”. Future benefits valued are projected using specific actuarial assumptions and the liability for in-service members is accrued over expected working lifetime. The liability is calculated by considering some key actuarial assumptions such as (1) the rate of healthcare cost inflation, (2) discount rate, (3) percentage members continuing after retirement and (4) average retirement age of members. The key actuarial assumptions made are disclosed in note 17 to the consolidated financial statements.

Any change in these assumptions could result in a material adjustment to the post-retirement medical liability stated on Naspers’ balance sheet as well as a material impact on Naspers’ net profit. A one percentage point increase in the rate of health care cost inflation would increase the post-retirement medical liability by approximately Rand 15.6 million, where as a one percentage point reduction in the rate of health care cost inflation would decrease the liability by Rand 13.0 million as at March 31, 2005. An average retirement age of one year younger than the assumed average retirement age will increase the liability by Rand 1.4 million, where as a one year older average age would result in a reduction of Rand 1.4 million in the liability at March 31, 2005.

Transition to International Financial Reporting Standards (“IFRS”)

Naspers is required to prepare consolidated financial statements in accordance with IFRS from April 1, 2005 in terms of the JSE listing requirements. The opening IFRS consolidated balance sheet will be prepared for the period beginning April 1, 2004 (date of transition to IFRS in accordance with IFRS 1 “First-time Adoption of IFRS”).

In accordance with IFRS 1, assets and liabilities are to be recognized and measured in Naspers’ consolidated balance sheets and consolidated income statements under IFRS in accordance with the relevant IFRS standards, compliance with which is mandatory as of March 31, 2006, the date on which our annual consolidated financial statements under IFRS will be prepared for the first time. In general, on first-time adoption of IFRS, the carrying amounts of the assets and liabilities from the consolidated balance sheet reported in accordance with South African GAAP as of March 31, 2004, must be measured retrospectively in the IFRS opening consolidated balance sheet on the basis of those IFRS standards that are in force as of March 31, 2006. However, IFRS 1 provides for exemptions from this basic principle in certain cases, some which are described below. The results that will be reported under IFRS will differ in many respects from Naspers’ results that historically have been presented under South African GAAP. The differences in accounting principles between IFRS and South African GAAP which Naspers expects will have a significant impact on its financial condition and results of operations, and certain of the exemptions provided by IFRS 1 that Naspers expects to use in measuring its IFRS opening consolidated balance sheet, are summarized below:

In accordance with IFRS 1 regarding first-time adoption of IFRS, Naspers has elected to apply IFRS 3 “Business Combinations”, to business combinations that occurred prior to the date of our transition to IFRS, effective from December 20, 2002, being the effective date of the reorganization of the group through the merger of MIH Limited and MIH (BVI) Limited and the acquisition of the minority interests in MIH Holdings. As a result, the opening consolidated balance sheet generally will reflect changes in the assets and liabilities acquired from prior business combinations under South African GAAP. The carrying amount of goodwill and other intangible assets recoginized under South African GAAP will be different to the IFRS opening consolidated balance sheet. The most significant impact under IFRS will relate to transactions where Naspers acquired additional interests in existing subsidiaries. Under IFRS Naspers will account for such additional interests acquired as an equity transaction with minority shareholders. Therefore all the goodwill and other intangible assets previously recognized under South African GAAP will be accounted for against equity, resulting in a significant reduction in the net asset value of Naspers. Naspers estimates that this change will reduce its net equity under IFRS on April 1, 2004 by between Rand 1.75 billion and Rand 1.85 billion.

As Naspers will be applying IFRS 3 from December 20, 2002 it therefore also has to apply IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” from that date. Under South African GAAP Naspers adopted the South African equivalents of IFRS 3, IAS 36 and IAS 38 as from April 1, 2004, but under IFRS Naspers will apply these standards with effect from December 20, 2002. The most significant effect will be that under IFRS the amortization of goodwill and other intangible assets with indefinite lives will cease with effect from December 20, 2002. Goodwill and other intangible assets with indefinite lives will further be tested annually for impairment with effect from December 20, 2002. Naspers estimates that this change will increase its net equity under IFRS by between Rand 200 million and Rand 225 million as at April 1, 2004. The restated net profit under IFRS for the year ended March 31, 2005 is expected to be lower by approximately Rand 20 million.

IFRS 2 “Share-based Payments” requires grants of share-based payments to be recognized as compensation and measured at fair value, but permits an exemption from recognition for share-based payments granted before November 7, 2002 or that vest before January 1, 2005. Naspers plan to make use of this exemption. Naspers estimates that the adoption of IFRS 2 will reduce its net equity under IFRS at April 1, 2004 by between Rand 55 million and Rand 65 million. The restated net profit under IFRS for the year ended March 31, 2005 is expected to be lower by between Rand 100 and Rand 125 million.

Naspers has elected to measure certain individual items of property, plant and equipment at fair value at the date of transition to IFRS, hence fair value for such individual items are deemed to be cost at that date. Naspers will further apply the principals of IAS 16 “Property, Plant and Equipment” relating to residual values and useful lives, which in some instances are different from the application under South African GAAP. Naspers estimates that the adoption of IAS 16 will increase its net equity under IFRS at April 1, 2004 by between Rand 115 million and Rand 125 million. The restated net profit under IFRS for the year ended March 31, 2005 is expected to be lower by approximately Rand 15 million.

Naspers has elected to apply the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS not to comply with IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”.

Naspers has elected in terms of IFRS 1 that the cumulative translation differences for foreign entities are deemed to be zero at the date of transition. This adjustment will have no impact on Naspers’ restated net equity under IFRS at April 1, 2004.

Currency policies

Naspers’ functional currencies are generally the local currencies of the countries in which it operates, except for pay-television businesses in certain African countries where the functional currency is the U.S. dollar. The functional currency is in most instances the currency of the primary economic environment in which the company conducts its business. Monetary assets and liabilities in currencies other than functional currencies are translated based on the exchange rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange rate gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Hedged items that meet the hedging criteria set forth in AC 133 and FAS 133 receive similar treatment under both South African GAAP and U.S. GAAP. Gains and losses on transactions that do not meet the hedging criteria are marked-to-market and reflected in the profit or loss for each respective period.

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

Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation (by more than the inflation rate) followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. Since December 2001, the Rand significantly appreciated against the U.S. dollar. As of March 31, 2005, the exchange rate was Rand 6.21 per U.S. $1.00.

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

Results of Operations

The following table sets forth the results of Naspers’ operations for the periods indicated:

Year ended March 31,
2003	2004	2005
(Rand in millions)
Revenues:
Electronic media
Pay-television	7,225.2	7,298.5	8,120.9
Technology	377.6	315.3	289.2
Internet	913.1	1,046.6	762.9
Print media
Newspapers, magazines and printing	2,468.6	2,820.4	3,374.1
Books	665.4	785.6	860.6
Education	552.9	535.7	547.2
Corporate services	1.1	2.4	3.8
Total revenues, net	12,203.9	12,804.5	13,958.7

Operating expenses:
Cost of providing services and goods	(6,706.4)	(6,593.5)	(6,931.8)
Selling, general and administrative	(4,013.7)	(3,771.8)	(3,736.1)
Depreciation and amortization	(1,102.2)	(1,119.6)	(750.5)
Impairment of program rights	(155.3)	(31.0)	—

Operating profit	226.3	1,288.6	2,540.3

Operating profit/(loss) analyzed by business segment:
Electronic media
Pay-television	435.1	1,062.6	2,068.1
Technology	13.7	(63.1)	(143.3)
Internet	(427.8)	(80.7)	(30.8)
Print media
Newspapers, magazines and printing	279.2	373.5	606.4
Books	(46.9)	14.8	71.8
Education	(7.3)	11.9	11.9
Corporate services	(19.7)	(30.5)	(43.8)
Operating profit	226.3	1,288.6	2,540.3
Finance costs, net	(246.7)	(664.1)	(224.9)
Income from investments	0.1	0.2	0.8
Share of equity accounted results	1.4	3.1	96.3
Exceptional items	61.3	47.9	561.3
Profit before tax	42.4	675.7	2,973.8
Taxation	(155.8)	(171.4)	(253.7)
Profit/(loss) after tax	(113.4)	504.3	2,720.1
Minority interest	(158.3)	(129.1)	(120.0)
Profit/(loss) from continuing operations	(271.7)	375.2	2,600.1
Loss from discontinuing operations	(140.8)	—	—
Profit arising on discontinuing of operations	750.9	—	—
Net profit for the year	338.4	375.2	2,600.1
Results of Operations: 2005 Compared to 2004

Revenues

Total revenues increased by Rand 1,154.2 million, or 9.0%, to Rand 13,958.7 million during fiscal 2005 from Rand 12,804.5 million in fiscal 2004. The increase in revenues arose mainly as a result of increased subscription revenues, advertising revenues and book publishing and sales. The appreciation of the Rand in fiscal 2004 against currencies such as the U.S. dollar and the Euro, had a negative impact on Naspers’ revenue earned outside of South Africa when reported in Rand. The Rand appreciated against the U.S. dollar from Rand 6.310 at March 31, 2004 to Rand 6.211 at March 31, 2005, a 1.6% appreciation. The average exchange rate between the Rand and the U.S. dollar for fiscal 2005 was approximately Rand 6.215 compared to Rand 7.161 for fiscal 2004, representing an appreciation against the dollar of 13.2%.

The table below sets out revenues by revenue type:

	Year ended March 31,
	2004	2005
	(Rand in millions)

Subscription	6,932.2	7,452.0
Hardware sales	447.3	443.1
Technology	333.1	294.8
Circulation	681.6	796.8
Advertising	1,711.4	2,035.9
Printing and distribution	689.3	752.3
Book publishing and sales	712.2	709.8
Tuition fees	494.8	480.4
e-Commerce revenue	285.3	296.3
Other revenue	517.3	697.3
Total revenues, net	12,804.5	13,958.7

Subscription revenues. Subscription revenues increased by Rand 519.8 million, or 7.5%, from Rand 6,932.2 million in fiscal 2004 to Rand 7,452.0 million in fiscal 2005. As stated above, the increase was mainly a result of growth in the number of subscribers to the group’s pay-television services, an increase in subscription prices and the continued migration of pay-television subscribers from the analog system to the higher margin digital system.

Naspers’ digital pay-television subscribers in South Africa increased by 120,459, or 15.5%, to 895,346 subscribers at March 31, 2005 from 774,887 subscribers at March 31, 2004. The analog pay-television subscribers in South Africa decreased by 48,296 subscribers, or 16.1%, from 300,821 at the end of fiscal 2004 to 252,525 subscribers at March 31, 2005. The reduction in the number of analog subscribers in fiscal 2005 resulted primarily from Naspers’ strategy of trying to migrate customers from analog to digital service. Naspers expects this trend to continue. Where an analog subscriber converts to the digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that approximately 20% of the connections to digital pay-television service in South Africa in fiscal 2005 resulted from subscribers migrating from analog to digital service. The decrease in this percentage from 30% in fiscal 2004 is due to the growth of the DStv brand in the pay-television market causing more first-time pay-television customers to purchase digital service initially, rather than purchasing analog service initially and then subsequently migrating to digital service.

The growth in digital subscriber numbers, the migration from the analog to digital service and a subscription price increase were the main factors allowing the South African region to grow its subscription revenues by Rand 499.2 million, or 14.4%, during fiscal 2005 from Rand 3,450.9 million to Rand 3,950.1 million. The pay-television subscriber market in South Africa is relatively mature in the upper income market and growth in revenue is mostly derived from growth in first time digital subscribers and the migration of existing subscribers from analog to digital service. Prices of pay-television subscriptions were increased during fiscal 2005 to counter an increase in the cost of providing services. This increase in subscription prices increased revenues by approximately Rand 196.7 million, or 5.7%. The increase in revenue derived from the migration of subscribers from analog to digital service, without taking account of any incremental price increase, is approximately Rand 39.5 million, or 1.1%. Although there was only a slight increase in the total number of pay-television subscribers, new digital subscribers obtained service at a higher price than analog subscribers, thereby, contributing Rand 263.0 million or 7.6% to the increased level of subscription revenue.

Digital pay-television subscribers in Sub-Saharan Africa increased by 50,688, or 17.9%, during fiscal 2005 from 283,093 to 333,781 subscribers at the end of fiscal 2005. The analog pay-television subscription base in Sub-Saharan Africa decreased by 6,486 subscribers during fiscal 2005 to 2,373. Subscription revenue increased by Rand 185.8 million, or 16.3%, to Rand 1,327.5 million in fiscal 2005 from Rand 1,141.7 million in fiscal 2005. Subscription prices in Sub-Saharan Africa are either charged in U.S. dollars or its equivalent in the respective local currencies, and therefore, the appreciation in the average Rand exchange rate against the U.S. dollar during fiscal 2004 by 13.2% had a negative impact on subscription revenues when reported in Rand. In U.S. dollar terms subscription revenue in the Sub-Saharan Africa region increased by 31.8%.

Pay-television subscribers for the Mediterranean region (Greece and Cyprus) amounted to 363,739 households at the end of fiscal 2005 compared to 351,292 households at the end of fiscal 2004. The analog subscriber base in Greece showed a decline of 17,273 subscribers, or 15.4%, to 94,726 from 111,999 subscribers at the end of fiscal 2004, mainly due to the migration of analog subscribers to the digital service. The digital service, Nova, maintained its leading position in the region by increasing its subscriber base by 17.0%, or by 30,391 subscribers, from 178,921 subscribers at March 31, 2004 to 209,312 at March 31, 2005. The subscribers to the analog service in Cyprus decreased by 9,490 subscribers, or 15.7%, to 50,882 at March 31, 2005 from 60,372 at March 31, 2004. This decrease in the analog base is mainly the result of the launch in fiscal 2005 of a digital service in Cyprus. The subscribers to the digital service amounted to 8,819 at March 31, 2005.

Subscription revenue for the Mediterranean region increased by Rand 84.6 million, or 7.5%, to Rand 1,219.5 million for fiscal 2005 from Rand 1,134.9 million for fiscal 2004. This increase was mainly caused by the growth in digital subscribers, but was dampened by the appreciation of the Rand against the Euro during fiscal 2005. Subscription prices in Greece and Cyprus are charged in Euro and Cypriot pound, respectively, and therefore, the appreciation in the average Rand to Euro exchange rate during fiscal 2005 by 6.3% had a negative impact on subscription revenues when reported in Rand. In Euro terms, the subscription revenue in the Mediterranean region increased by 13%. No price increases in the analog and digital services were implemented during fiscal 2005.

The total number of pay-television subscribers at the group’s joint venture company in Thailand, UBC, reached 460,806 subscribers at March 31, 2005 compared to 436,193 households at March 31, 2004. Naspers has a 30.6% interest in UBC, and accounts for its interest by proportionate consolidation under South African GAAP. As such, approximately 30.6% of UBC’s subscription revenue is included in Naspers’ consolidated subscription revenue. UBC's analog cable subscriber base declined by 13,705, or 10.4%, during fiscal 2005 to 118,646 from 132,351 subscribers at the end of fiscal 2004, mainly due to the migration of subscribers from analog to digital services. The analog cable subscriber base was also negatively impacted by the large number of pirated provincial cable systems in Thailand, which led to increased churn and competition. UBC's digital satellite service, maintained its leading position in the region by increasing its subscriber base to 319,634 subscribers at March 31, 2005 from 299,417 at March 31, 2004. The digital cable system launched during fiscal 2004 attracted 10,401 new subscribers during fiscal 2005, and ended the fiscal year with 14,826 subscribers as at March 31, 2005. UBC’s contribution to Naspers’ subscription revenue decreased by Rand 17.6 million, or 5.3%, from Rand 333.4 million for fiscal 2004 to Rand 315.8 million for fiscal 2005. This decrease was mainly caused by the weakening of the average Thai Baht exchange rate against the Rand by 11.7% during fiscal 2005. In Thai Baht terms, UBC's subscription revenue increased by 6.0%. No subscription price increases were implemented during the financial year ended March 31, 2005.

In South Africa, the number of internet dial-up subscribers increased during fiscal 2005 from approximately 242,000 at the end of fiscal 2004 to approximately 324,000 at March 31, 2005. The increase in the subscriber base is mainly due to the acquisition of the South African internet business of Tiscali International BV on February 1, 2005. This transaction increased the dial-up subscriber base of M-Web by approximately 90,000 subscribers. In general the subscriber numbers have decreased marginally during the last four years, as growth was hampered by the introduction of services by competitors and the stagnation of the residential dial-up market due to high telephone costs and the lack of broadband services. Subscription revenues in South Africa increased in fiscal 2005 by Rand 84.8 million, or 25.2%, to Rand 421.9 million from Rand 337.1 million at the end of fiscal 2004. This increase was mainly attributable to the acquisition of the additional subscribers from the Tiscali internet business and an increase in monthly subscription rates towards the end of fiscal 2004 that was in effect for full fiscal 2005.

Subscription revenue earned by the group from its instant messaging business in China, Tencent, decreased from Rand 436.1 million in fiscal 2004 to Rand 106.9 million in fiscal 2005. On August 11, 2003, Tencent repurchased some of its shares, resulting in the group owning 50% of the share capital of Tencent, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until that date as the group exercised control over Tencent. After this transaction the group enjoyed joint control with the founders, and therefore, Tencent's instant messaging revenues subsequent to this date were proportionately consolidated under South African GAAP. During June 2004, the group’s interest in Tencent was further diluted to 36.14% following an IPO of Tencent's shares on the Hong Kong Stock Exchange. Due to the fact that Naspers ceased to have joint control over the operations of Tencent subsequent to the IPO date, Naspers ceased to proportionately consolidate the results of Tencent, as it now equity accounts for its interest in Tencent in terms of South African GAAP. Tencent increased its revenue from RMB 895.7 million (Rand 747.9 million) in fiscal 2004 to RMB 1,185.1 million (Rand 887.5 million) in fiscal 2005.

Subscription revenue relating to subscribers of the group’s magazines and newspapers increased in fiscal 2004 by Rand 23.8 million, or 27.5%, from Rand 86.6 million in fiscal 2004 to Rand 110.4 million. This increase was mainly due to circulation growth achieved by the group’s newspapers and magazines, cover price increases and an increased marketing focus on new newspaper and magazine subscriptions.

Hardware sales. Hardware sales decreased by Rand 4.2 million, or 0.9%, to Rand 443.1 million during fiscal 2005 from Rand 447.3 million in fiscal 2004. During fiscal 2005, the retail price of set-top boxes decreased in line with a reduction in manufacturing costs. The Naspers group passed on the savings in the price it pays for set-top boxes to its customers. Hardware sales were primarily generated in Africa and the Mediterranean region. Hardware sales in Africa increased by Rand 0.2 million, or

0.1%, to Rand 365.9 million in fiscal 2005 from Rand 365.7 million in fiscal 2004. Hardware sales in the Mediterranean region decreased by Rand 3.5 million, or 4.7%, to Rand 70.7 million in fiscal 2005 from Rand 74.2 million in fiscal 2004. The decrease in this region is mainly a result of the depreciation of the Euro against the Rand during fiscal 2005 and lower selling prices. Naspers’ share of hardware sales from UBC in Thailand decreased by Rand 0.9 million from Rand 7.4 million in fiscal 2004 to Rand 6.5 million in fiscal 2005. This reduction was mainly caused by the weakening of the Thai Baht against the Rand. The South African Revenue Service (“SARS”) is currently investigating the base costs used by MultiChoice South Africa in determining its ad valorem taxes payable to the SARS for set-top boxes. The outcome of this investigation is still uncertain.

Technology revenues. Technology revenues decreased by Rand 38.3 million, or 11.5%, to Rand 294.8 million during fiscal 2005 from Rand 333.1 million in fiscal 2004. This decrease was mainly due to Irdeto Access earning its revenue in U.S. dollars. Its revenues decreased only marginally in U.S. dollar terms from U.S. $41.2 million in fiscal 2004 to U.S. $40.5 million in fiscal 2005. However, the appreciation of the average Rand against the U.S. dollar in fiscal 2005 by 13.2% resulted in decreased Rand denominated revenue. U.S. dollar denominated revenues decreased mainly due to lower margins on smartcard sales and licence fees from non-group customers. Overall volumes were higher in both smartcard shipments and new customer growth. Naspers expects market conditions to remain highly competitive in the near future with continued pressure on technology margins and revenues.

Circulation revenues. Circulation revenues from newspaper and magazine sales increased by Rand 115.1 million, or 16.9%, to Rand 796.7 million in fiscal 2005 from Rand 681.6 million in fiscal 2004. The increase in revenue was mainly due to increases in the cover prices of newspapers and magazines and due to the growth in recently launched magazine and newspaper titles.

Circulation revenue from Naspers’ newspapers increased by Rand 73.2 million, or 26.1%, from Rand 280.2 million in fiscal 2004, to Rand 353.4 million in fiscal 2005. Circulation revenue increased mainly due to the growth in circulation of the daily tabloid newspaper, Daily Sun, as well as, the Son. Daily Sun reached an average circulation figure for the period January 2005 to June 2005 of 437,041 copies per day, up from an average circulation figure of 301,865 per day in the corresponding period in the prior year. Son increased its circulation over the same period to an average of 217,999 per week, from an average of 179,287 in the corresponding period in the prior year. Price increases in newspaper cover prices during fiscal 2005 varied between 7% and 11% depending on the title. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun, to continue its growth path in the foreseeable future, albeit at a slower rate of growth. Circulation of the established Afrikaans daily newspapers Die Burger and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable, after a year of marginal decreasing circulation levels.

Circulation revenue from Naspers’ magazines increased by Rand 48.1 million, or 12.2%, from Rand 395.2 million in fiscal 2004 to Rand 443.3 million in fiscal 2005. The average price increase of Media24’s magazine titles over fiscal 2005 amounted to approximately 5.6%. The trend of the past couple of years of declining circulation of mass-market general interest family titles (e.g., Huisgenoot and You) was reversed in fiscal 2004 and 2005 with both titles recording growth in circulation numbers. However, Drum continued its decline. The trend of the past couple of years of increasing circulation of niche special interest magazines (e.g., dit, FHM and Men’s Health) continued in fiscal 2005. Circulation of Media24’s women titles (e.g., True Love, Shape and Fair Lady) declined in fiscal 2005, due to overpopulation in this segment of the market. New niche magazine titles heat, Seventeen and Wegbreek were launched towards the end of fiscal 2004, and contributed positively towards circulation revenue in fiscal 2005.

Advertising revenues. The Naspers group increased advertising revenues by Rand 324.5 million, or 19.0% from Rand 1,711.4 million in fiscal 2004 to Rand 2,035.9 million in fiscal 2005. In fiscal 2005, about 50.4% and 27.2% of the Naspers group’s advertising revenues were earned by its newspapers and magazines, respectively, with the balance coming from internet and television advertisements. The Naspers group’s newspapers increased advertising revenue by 20.2% in fiscal 2005 to Rand 1,026.7 million and magazines increased advertising revenue for the same period by 15.3% to Rand 554.4 million. Advertising revenue from newspapers and magazines is expected to remain fairly stable in the near future. Advertising revenues from television increased during fiscal 2005 by 23.8% to Rand 437.3 million. Television advertising revenue is expected to remain stable in the foreseeable future. The closure of the open-time window of M-Net from April 1, 2007 could however negatively impact advertising revenue in fiscal 2008. Advertising revenues from the internet reached Rand 17.6 million in fiscal 2005, mainly from advertising revenue earned from Media24 Digital.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 63.0 million, or 9.1%, to Rand 752.3 million for fiscal 2004 from Rand 689.3 million for fiscal 2004. Growth in revenue is mainly due to increases in printing rates and increased volumes of magazine printing. Printing revenue on its own increased to Rand 654.8 million in fiscal 2005 from Rand 627.3 million in fiscal 2004. Media24 increased its distribution revenue from Rand 62.0 million in fiscal 2004 to Rand 97.5 million in fiscal 2005. Distribution revenue increased with the increase in the distribution of external publications and the growth in the On the Dot distribution division.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books decreased by Rand 2.4 million to Rand 709.8 million in fiscal 2005 from Rand 712.2 million in fiscal 2004. This slight decrease in revenue was mainly due to a decrease in sales prices of mainly imported books, due to the stronger Rand in fiscal 2005.

Tuition fees. Tuition fees from private education programs and courses decreased by Rand 14.4 million, or 2.9%, from Rand 494.8 million in fiscal 2004 to Rand 480.4 million in fiscal 2005. The decrease was mainly due to a decrease in student numbers.

e-Commerce revenue. e-Commerce revenues increased by Rand 11.0 million or 3.9% from Rand 285.3 million in fiscal 2004 to Rand 296.3 million for the year ended March 31, 2005. The internet businesses saw growth in e-commerce related products such as the B2B Commercezone, hosting, domain name registration and mail services.

Other revenues. Other revenues increased by Rand 180.0 million, or 34.8%, to Rand 697.3 million in fiscal 2005 from Rand 517.3 million in fiscal 2004. Other revenue mainly consists of revenue earned from selling excess satellite capacity, set-top box repair and maintenance, ticket sales, sale of scrap paper and student financing services.

The following is a discussion of revenues by segment as defined and set out in the notes to Naspers’ consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers’ primary reporting format under South African GAAP. Naspers’ method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading “Results of Operations”.

Electronic Media—Pay-television. Revenues increased by Rand 822.4 million, or 11.3%, from Rand 7,298.5 million in fiscal 2004 to Rand 8,120.9 million for the year ended March 31, 2005. Growth in subscription revenue was mainly driven by the continued migration of subscribers from analog to digital service and the overall growth in the number of subscribers by 153,425 across the various pay-television platforms. Overall subscription revenues increased to Rand 6,812.9 million for fiscal 2005 compared to Rand 6,060.9 million for the year ended March 31, 2004. Growth was, however slightly dampened by the appreciation of the average Rand exchange rate against the U.S. dollar (13.2%), Euro (6.3%) and Thai Baht (11.7%). The Electronic Media—Pay-television segment’s revenues were further increased by the growth in advertising revenue in the year ended March 31, 2005 by Rand 84.2 million, or 23.8%, from Rand 353.1 million in fiscal 2004 to Rand 437.3 million.

Electronic Media—Technology. Total technology revenues decreased by Rand 26.1 million, or 8.3%, from Rand 315.3 million during fiscal 2004 to Rand 289.2 million for the year ended March 31, 2005. This decrease was mainly due to the strengthening of the Rand against the U.S. dollar during fiscal 2005.

Electronic Media—Internet. Revenues decreased by Rand 283.7 million, or 27.1%, to Rand 762.9 million in fiscal 2005 from Rand 1,046.6 million in fiscal 2004. This increase is mainly a result of the change in the accounting for the group’s interest in Tencent. Naspers consolidated the results of Tencent until July 2003 and thereafter proportionately consolidated its 50% interest until the IPO date in June 2004. After the IPO, Naspers only had significant influence and no longer joint control over the operations of Tencent. On this basis Tencent contributed Rand 457.1 million to the segment’s revenue in fiscal 2004 compared with only Rand 106.9 million for the year ended March 31, 2005. M-Web South Africa increased its revenue contribution by Rand 62.6 million, or 13.1%, to Rand 541.2 million, partially due to the acquisition of the South African internet business of Tiscali International B.V. on February 1, 2005. The contribution of the Tiscali business to the revenue since the acquisition date was Rand 37.8 million.

Print Media—Newspapers, Magazines and Printing. Revenues increased from Rand 2,820.4 million for the year ended March 31, 2004 to Rand 3,374.1 million for the year ended March 31, 2005, which represents a Rand 553.7 million, or 19.6%, increase. The increase in revenue was mainly due to increased advertising revenue, which increased by Rand 259.2 million, or 19.4%, to Rand 1,598.6 million in fiscal 2005 from Rand 1,339.4 million in fiscal 2004. Circulation revenue increased by Rand 115.1 million, or 16.9%, from Rand 681.6 million in fiscal 2004 to Rand 796.7 million in fiscal 2005. The net additional contribution in fiscal 2005 of printing and distribution revenue, e-Commerce revenue and other revenue, mainly being revenue from ad-hoc contract publishing, amounted to Rand 46.6 million.

Print Media—Books. Revenues increased by Rand 75.0 million, or 9.5%, from Rand 785.6 million in the year ended March 31, 2004 to Rand 860.6 million in fiscal 2005. This growth in revenue was mainly due to increased sales volumes achieved by Via Afrika’s school book publisher, Nasou Via Afrika.

Print Media—Education. Revenues increased from Rand 535.7 million in fiscal 2004 to Rand 547.2 million in fiscal 2005, which represents a Rand 11.5 million, or 2.1%, increase. This marginal growth was mainly due to reduced student numbers.

Operating expenses

The cost of providing services and goods increased by Rand 338.3 million, or 5.1%, from Rand 6,593.5 million for the year ended March 31, 2004 to Rand 6,931.8 million in fiscal 2005. The increase relates mainly to the increasing cost of providing services and sale of goods in the print media-newspapers, magazines and printing, print media-books and electronic media-technology segments. Costs decreased in the electronic media-pay television, electronic media-internet and print media-education segments.

The main cost decrease in the electronic media - pay television segment was related to programming costs. In the Mediterranean region specifically, programming costs decreased by Rand 158.5 million, or 21.5%, to Rand 579.4 million in fiscal 2005 from Rand 737.9 million in fiscal 2004. This decrease relates mainly to the appreciation of the Rand against the Euro and a significant reduction in sports and other programming costs.

Programming costs for MultiChoice South Africa increased by 9.7% from Rand 1,765.2 million in fiscal 2004 to Rand 1,935.9 million for the year ended March 31, 2005. This increase was mainly due to the increase in digital subscribers in South Africa to 895,346 as at March 31, 2005 from 774,887 as at March 31, 2004. The programming costs per digital subscriber are higher than per analog subscriber, due to the fact that a digital subscriber receives many more channels than an analog subscriber. In Sub-Saharan Africa programming costs decreased by Rand 21.0 million, or 4.1%, from Rand 509.8 million in fiscal 2004, compared to Rand 488.8 million in fiscal 2005. The decrease was mainly due to the appreciation of the Rand against the U.S. dollar, as most of its programming is paid for in U.S. dollars. The decrease was, however, dampened by increased programming costs relating to the growth in digital subscribers from 283,093 subscribers at the end of fiscal 2004 to 333,781 at the end of fiscal 2005. Future trends in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the growth in the number of subscribers and the subscription rate payable per subscriber.

Programming costs for the group’s joint venture in Thailand, UBC, decreased during fiscal 2005 to Rand 347.7 million from Rand 359.3 million in fiscal 2004. This decrease was mainly due the depreciation of the Thai Baht against the Rand. Naspers proportionately consolidates the results of UBC, and therefore accounted for 30.6% of UBC’s programming costs.

The cost of set-top box sales in South Africa decreased by Rand 48.6 million, or 13.6%, to Rand 308.3 million in fiscal 2005 from Rand 356.9 million in fiscal 2004. This decrease was due to the lower manufacturing cost of set-top boxes. In Sub-Saharan Africa the cost of set-top box sales increased by Rand 3.1 million during fiscal 2005 to Rand 122.8 million. This was mainly due to an increase in the number of set-top boxes sold in that region, but the increase was limited due to the reduction in the Rand costs of the set-top boxes. In the Mediterranean region the cost of set-top box sales increased to Rand 86.8 million in fiscal 2005 from Rand 78.7 million in fiscal 2004. This 10.3% increase is due to increased sales in set-top boxes as the digital subscriber base increased over fiscal 2005 by 30,391 subscribers.

Book publishing costs increased by 11.7% to Rand 535.5 million due to strong growth in sales volumes of school text books during fiscal 2005.

Cost of providing services in the print media-newspapers, magazines and printing segment increased during the financial year ended March 31, 2005 by Rand 240.5 million or 13.3% from Rand 1,810.8 million for the financial year ended March 31, 2004 to Rand 2,051.3 million. This increase is mainly due to the increase in circulation of new newspaper and magazine titles launched during the last couple of years, such as the Daily Sun, Son and Weg. Editorial costs also increased due to the increase in the number of titles published by Media24.

Technology costs in the technology segment increased by 14.8%, or Rand 11.7 million, from Rand 79.2 million in fiscal 2004 to Rand 90.9 million in fiscal 2005, predominantly due to an increase in development activity at Entriq and an increase in smart cards sold by Irdeto Access.

Costs to provide tuition services decreased by Rand 2.4 million, or 0.1%, to Rand 261.8 million in fiscal 2005 because of better cost control and the reduction in student numbers during fiscal 2005.

Selling, general and administrative costs decreased by Rand 35.7 million, or 0.1%, from Rand 3,771.8 million in fiscal 2004 to Rand 3,736.1 million in fiscal 2005. This decrease was primarily due to cost reductions in the electronic media-

internet segment due to the change in how Naspers accounted for its interest in Tencent and cost reductions in the print media-books segment due to lower overheads. The appreciation in value of the average Rand exchange rate against the U.S. dollar, Euro and Thai Baht further reduced the costs denominated in those currencies when translated into Rand.

Depreciation, amortization and impairment expense decreased in the aggregate by Rand 369.0 million, or 33.0%, to Rand 750.6 million in fiscal 2005 from Rand 1,119.6 million in fiscal 2004. Depreciation expense decreased by Rand 75.5 million from Rand 635.1 million to Rand 559.6 million mainly as a result of the appreciation in value of the Rand against the U.S. dollar, Euro and Thai Baht, which reduced the depreciation charges denominated in those currencies when translated into Rand. The reduction in depreciation expense was further due to reduced depreciation in the Mediterranean pay-television businesses, due to the fact that certain assets were fully depreciated during fiscal 2004.

The amortization expense relating to goodwill and other intangible assets decreased by Rand 305.4 million to Rand 51.9 million for fiscal 2005 from Rand 357.3 million in fiscal 2004. This decrease in amortization expense is mainly due to the fact that Naspers adopted AC128 in terms of South African GAAP, whereby the amortization of goodwill and intangible assets with indefinite lives has been ceased from April 1, 2004. Goodwill and intangible assets with indefinite useful lives were still amortized over their expected useful lives of not more than 20 years during fiscal 2004 as required by South African GAAP.

Adjustments to goodwill that relate to the creation of deferred tax assets amounted to Rand 126.1 million during fiscal 2005 compared to Rand 100.5 million in fiscal 2004. The adjustment to goodwill in fiscal 2005 resulted mainly from the creation of deferred taxation assets in the Greek pay-television business relating to accumulated tax losses. However, because part of the deferred tax asset related to the acquisition of an additional interest in the Greek pay-television business during the reorganization transaction in December 2002, a net adjustment of Rand 126.1 million had to be made against the goodwill raised on the original acquisition. Deferred tax assets were also created in the South African pay-television and internet subscriber platform businesses during fiscal 2004, causing a net adjustment of Rand 100.5 million to be made against the goodwill raised on the original acquisition during fiscal 2003.

Naspers recognized impairment losses on goodwill of Rand 8.0 million during fiscal 2005 compared to Rand 9.4 million during fiscal 2004. The impairment charges were due to the fact that the recoverable amounts of certain cash-generating units, that were based on value-in-use discounted cash flow calculations, were less than their carrying amounts. The goodwill impairments related to the electronic media-internet (Rand 6.2 million) and the print media-books segments (Rand 1.8 million). Similar impairments relating to other intangible assets amounted to Rand 5.0 million during fiscal 2005 compared to Rand 3.0 million for fiscal 2004.

No impairment charges relating to programming rights were accounted for during fiscal 2005. The impairment of programming rights of Rand 31.0 million during fiscal 2004 relates to pre-payments to certain Greek football teams to broadcast their matches in the future. Given the uncertain state of Greek football, these pre-payments may not be recoverable and Naspers believed it prudent to provide for an impairment charge.

Operating profit

An operating profit of Rand 2,540.3 million was achieved during fiscal 2005 compared to Rand 1,288.6 million for fiscal 2004. This turnaround is a result of the combined effect of the foregoing factors.

Electronic Media—Pay-television. Operating profit amounted to Rand 2,068.2 million in fiscal 2005, which represented an increase of Rand 1,005.6 million, or 94.6%, over operating profit of Rand 1,062.6 million in fiscal 2004. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases and cost reduction initiatives. The operating losses from the pay-television platform in Greece were reduced by Rand 185.9 million, from an operating loss of Rand 132.6 million in fiscal 2004 (including an impairment charge of programming rights of Rand 31.0 million) to an operating profit of Rand 53.3 million in fiscal 2005 (including an adjustment to goodwill charge of Rand 116.6 million).

Electronic Media—Technology. Operating losses increased by Rand 80.2 million from Rand 63.1 million during fiscal 2004 to Rand 143.3 million in fiscal 2005, mainly due to development expenditure at Entriq and Irdeto Access. Irdeto Access is focused on the development and expansion of its product base into mobile devices and handheld digital video broadcasting. Entriq is investing in content protection and subscriber management services for the broadband market. Naspers anticipates further substantial development expenditure in both businesses in the coming fiscal year.

Electronic Media—Internet. Operating losses decreased by Rand 49.9 million, or 61.8%, from Rand 80.7 million in fiscal 2004 to Rand 30.8 million for fiscal 2005. This decrease mainly arose as a result of the change in the accounting for goodwill, as the amortization of goodwill was ceased from April 1, 2004. In fiscal 2004 a goodwill amortization charge of Rand 152.6 million was accounted for. There was further a significant decrease in the contribution to operating profit by Tencent during fiscal 2005 of Rand 102.5 million, due to the change in the method in which the group accounts for its interest in Tencent. Naspers equity accounts for its interest in Tencent since June 16, 2004.

Print Media—Newspapers, Magazines and Printing. Operating profit increased from Rand 373.5 million for fiscal 2004 to Rand 606.4 million in fiscal 2005, which represents a Rand 232.9 million, or 62.4%, increase. This increase in profitability was mainly due to strong growth in advertising revenue generated by the newspaper and magazine divisions and increased profitability in the printing division.

Print Media—Books. Operating profits increased by Rand 57.0 million from Rand 14.8 million in fiscal 2004 to Rand 71.8 million in fiscal 2005. The significant increase in profitability was mainly due to improved trading conditions experienced in the school text book market.

Print Media—Education. Operating profit of Rand 11.9 million for fiscal 2004 remained unchanged for the year ended March 31, 2005, mainly because of a reduction in student numbers at Damelin.

Finance costs, net

Net finance costs include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received, profits and losses on foreign exchange transactions and fair value adjustments on derivative instruments (mainly foreign exchange contracts). Net finance costs decreased by Rand 439.2 million, or 66.1%, to Rand 224.9 million during fiscal 2005 from Rand 664.1 million in fiscal 2004.

This decrease is primarily a result of the decrease in fair value adjustments on derivative financial instruments. Naspers uses foreign exchange contracts to hedge mainly U.S. dollar and Euro programming, satellite leases and paper costs of its South African businesses. Many of the foreign exchange contracts entered into by Naspers over the last two to three years do not meet the criteria for hedge accounting as stipulated by AC133 under South African GAAP. Naspers therefore calculates the fair value of most of its foreign exchange contracts at each balance sheet date and accounts for any changes in their fair values through the income statement. These fair value adjustments relating to foreign exchange contracts amounted to a loss of Rand 167.7 million in fiscal 2005 compared to Rand 669.6 million in the year ended March 31, 2004. The reason for the significant decrease is mainly due to the reduction in the volatility of the Rand exchange rate against the U.S. dollar during fiscal 2005. The average exchange rate between the Rand and the U.S. dollar amounted to 6.215, 7.161 and 9.572 for the fiscal years 2005, 2004 and 2003 respectively, therefore significantly reducing the change in the fair value of the foreign exchange contracts year to year. The level of foreign exchange contracts entered into by Naspers also decreased during fiscal 2005 from U.S. dollar 217.6 million as at March 31, 2004 to U.S. dollar 159.5 million as at March 31, 2005, although this was off-set by an increase in Euro foreign exchange contracts from Euro 13.0 million at March 31, 2004 to Euro 33.7 million as at March 31, 2005. Similarly the profit relating to the fair value adjustments for embedded derivatives within the group’s programming contracts reduced from a profit of Rand 283.0 million in fiscal 2004 to a profit of Rand 59.2 million in fiscal 2005 due to the reduction in the volatility of the Rand exchange rate against most major currencies like the U.S. dollar and the Euro. Overall the net loss on fair value adjustments on derivative instruments decreased to Rand 108.5 million in fiscal 2005 from Rand 386.5 million in fiscal 2004.

Included in finance costs are also net losses on foreign exchange transactions relating to the capitalization of finance leases in the electronic media—pay-television segment of Rand 36.5 million. Naspers capitalizes lease obligations where they meet certain capitalization criteria including where the term of the lease is greater than 75% of the leased asset’s useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euros. Naspers accounted for a net loss on foreign exchange transactions relating to such transponder leases, due to the fact that the realized exchange losses relating to lease payments made during fiscal 2005 were more than the aggregate unrealized translation exchange gains on the outstanding lease liabilities over the period (due to the strengthening on the Rand). Net foreign exchange differences decreased by Rand 77.7 million from a profit of Rand 63.3 million during fiscal 2004, compared to a loss of Rand 14.4 million in fiscal 2005. This reduction in foreign exchange profits was mainly due to the fact that the Rand’s appreciation against the U.S. dollar was much less during fiscal 2005 than in the corresponding period in fiscal 2004.

Interest paid decreased from Rand 455.7 million in fiscal 2004 to Rand 277.6 million in fiscal 2005. This decrease was mainly due to lower interest rates on borrowings by the South African operations, as short-term interest rates decreased during fiscal 2005. The prime interest rate in South Africa decreased from 11.5% to 10.5% during fiscal 2005. The interest paid on the Welkom debenture scheme was reduced by Rand 30.4 million, as the debentures were redeemed by Naspers on September 9, 2003. Imputed interest charges on the capitalized finance lease liabilities were reduced by Rand 14.7 million, due to the appreciation in value of the Rand against the U.S. dollar and lower levels of finance lease liabilities during fiscal 2005 than in fiscal 2004. The average level of bank overdrafts and interest-bearing loans during fiscal 2005 was also lower than in fiscal 2004.

Interest received increased by Rand 60.4 million from Rand 117.0 million for fiscal 2004 to Rand 177.4 million in fiscal 2005, mainly due to higher average cash balances during fiscal 2005.

Share of equity accounted results

Naspers’ equity results in associated companies increased by Rand 93.2 million to Rand 96.3 million during fiscal 2005 from Rand 3.1 million in fiscal 2004. The increase relates mainly to the change in accounting for the group’s interest in Tencent. Naspers proportionately consolidated its interest in Tencent until June 16, 2004, and subsequently equity accounted for its stake. Tencent contributed Rand 91.5 million to the equity accounted results during fiscal 2005.

Exceptional items

Exceptional items for the Naspers group in fiscal 2005 amounted to an aggregate net profit of Rand 561.3 million. Exceptional items resulted mainly from (i) profits on the disposal of investments of Rand 28.8 million (Liberty Media Rand 18.7 million), (ii) dilution profits of Rand 574.2 million on the dilution of the group’s interest in certain joint venture and other companies (Tencent Rand 358.4 million and NetMed Rand 215.7 million), (iii) Rand 4.8 million impairment charge realized in fiscal 2004 relating to asset impairments, (iv) losses on the disposal of investments of Rand 29.1 million (M-Net and SuperSport Rand 27.9 million) and (v) a dilution loss of Rand 7.9 million on the dilution of the group’s interest in certain joint venture and other companies.

Taxation

Income tax increased to Rand 253.7 million during fiscal 2005 from Rand 171.4 million in fiscal 2004, an increase of 48.0%. The increase relates mainly to a reduction in the net deferred taxation credits for fiscal 2005 of Rand 310.7 million from Rand 326.8 million in fiscal 2004 to Rand 16.1 million in fiscal 2005. During fiscal 2005 valuation allowances against deferred taxation assets of Rand 412.9 million and Rand 56.7 million relating to the pay-television business in Greece and the South Adrican book publishing business respectively, were released against income. During fiscal 2004 similar valuation allowances were released, creating deferred taxation assets relating to the South African pay-television and internet subscriber platform businesses of approximately Rand 232.8 million. Normal tax payable by Naspers, decreased by Rand 260.8 million in fiscal 2005 from Rand 487.7 million to Rand 226.9 million for fiscal 2004. This reduction in taxation was mainly due to the reversal of prior period tax provisions of Rand 83.4 million, compared with additional provisions for prior period charges in fiscal 2004 of Rand 132.7 million. Naspers does not expect similar releases of valuation allowances against deferred tax assets and other tax provisions in the near future, therefore the taxation charge for fiscal 2006 is expected to be significantly higher than in fiscal 2005 and fiscal 2004. Secondary taxation on companies increased from Rand 10.5 million in fiscal 2004 to Rand 37.8 million in fiscal 2005, due to the increase in dividend payments by the group.

Minority interest

Minority interest was a charge of Rand 120.0 million for the year ended March 31, 2005 compared to an expense of Rand 129.2 million in fiscal 2004. The decrease in the minority interest charge relates mainly to the fact that Naspers accounted for a minority interest in Tencent until July 2003, during the 2004 fiscal year. The minority portion relating to Tencent amounted to Rand 44.5 million in fiscal 2004, but due to the fact that Naspers ceased the consolidation of Tencent in July 2003, no minority interest have been accounted for in fiscal 2005. The decrease in the minority charge due to the accounting changes relating to Tencent was offset by increased minority charges relating to the Sub-Saharan pay-television businesses and the South African book publishing operations.

Net profit

As a result of the foregoing factors, Naspers recorded a net profit of Rand 2,600.1 million during fiscal 2005, compared with a profit of Rand 375.2 million for fiscal 2004.

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

Digital pay-television subscribers in Sub-Saharan Africa increased by 38,099, or 15.6%, during fiscal 2004 to 283,093 from 244,994 subscribers at the end of fiscal 2003. The analog pay-television subscription base in Sub-Saharan Africa decreased by 6,550 subscribers during fiscal 2004 to 8,859 subscribers. The region’s subscription revenue decreased in Rand terms during fiscal 2004, despite the growth in subscriber numbers. Subscription revenue decreased by Rand 126.0 million, or 9.9%, from Rand 1,267.7 million in fiscal 2003 to Rand 1,141.7 million in fiscal 2004. This decrease was caused by the appreciation of the Rand against the U.S. dollar during fiscal 2004. Subscription prices in Sub-Saharan Africa are either charged in U.S. dollars or its equivalent in the respective local currencies, and therefore, the appreciation in the average Rand exchange rate during fiscal 2004 by 25.2% had a negative impact on subscription revenues when reported in Rand. In U.S. dollar terms subscription revenue in the Sub-Saharan Africa region increased by 17.3%.

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

In South Africa, the number of internet subscribers decreased during fiscal 2004 from about 247,800 at the end of fiscal 2003 to approximately 242,000 at March 31, 2004. Subscriber numbers have decreased marginally during the last couple of years, as growth was hampered by the introduction of services by competitors and the stagnation of the residential dial-up market due to high telephone costs and the lack of broadband services. Subscription revenues in South Africa increased in fiscal 2004 by Rand 5.2 million, or 1.6%, to Rand 337.1 million from Rand 331.9 million at the end of fiscal 2003. This increase was mainly attributable to an increase in monthly subscription rates towards the end of fiscal 2003 that was in effect for full fiscal 2004.

Subscription revenue earned by the group from its instant messaging business in China, Tencent, increased from Rand 277.5 million in fiscal 2003 to Rand 436.1 in fiscal 2004. On August 11, 2003, Tencent repurchased some of its shares, resulting in the group owning 50% of the share capital of Tencent, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until that date as the group exercised control over Tencent. After this transaction the group enjoyed joint control with the founders, and therefore, Tencent's instant messaging revenues subsequent to this date were proportionately consolidated until March 31, 2004. Subsequent to the end of fiscal 2004, the group’s interest in Tencent was further diluted to 36.14% following an IPO of a certain amount of Tencent's shares on the Hong Kong Stock Exchange. Thus, the results of Tencent subsequent to the IPO date will not be proportionately consolidated by Naspers, but rather Naspers' interest will be subject to equity accounting. Tencent increased its instant messaging revenue from RMB 272.5 million in fiscal 2003 to RMB 895.7 million in fiscal 2004. Revenue growth was negatively impacted in Rand terms by the 25.4% appreciation of the average Rand against the Chinese Renminbi.

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

Technology revenues. Technology revenues decreased by Rand 66.7 million, or 16.7%, to Rand 333.1 million during fiscal 2004 from Rand 399.8 million in fiscal 2003. This decrease was mainly due to Irdeto Access earning its revenue in U.S. dollars. Its revenues increased by 5.9% from U.S. $38.9 million in fiscal 2003 to US $41.2 million in fiscal 2004. However, the appreciation of the Rand against the U.S. dollar in fiscal 2004 resulted in decreased Rand denominated revenue. U.S. dollar denominated revenues increased mainly due to increased sales volumes of smart cards, marginal increases in equipment sales and new license and support fees.

Circulation revenues. Circulation revenues from newspaper and magazine sales increased by Rand 79.9 million, or 13.3%, from Rand 601.7 million in fiscal 2003 to Rand 681.6 million in fiscal 2004. The increase in revenue was mainly due to increases in the cover prices of newspapers and magazines and due to the launch of new magazine and newspaper titles.

Circulation revenue from Naspers’ newspapers increased by Rand 17.9 million, or 6.8%, from Rand 262.3 million in fiscal 2003, to Rand 280.2 million in fiscal 2004. Circulation revenue increased mainly due to the growth in circulation of the daily tabloid newspaper, Daily Sun, as well as, the Son. Daily Sun reached an average circulation figure for the period January 2004 to June 2004 of 301,865 copies per day, up from an average circulation figure of 177,900 per day in the corresponding period in the prior year. Son increased its circulation over the same period to an average of 179,287 per week, from an average of 27,110 in the corresponding period in the prior year. Price increases in newspaper cover prices during fiscal 2004 varied between 6% and 12.5% depending on the title. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun, to continue its growth path in the foreseeable future, albeit at a slower rate of growth. Circulation of the established Afrikaans daily newspapers Die Burger and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable, after a year of marginal decreasing circulation levels. The daily Afrikaans title, Beeld, and the Sunday title, City Press, showed growth in circulation during fiscal 2004.

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

The following is a discussion of revenues by segment as defined and set out in the notes to Naspers’ consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers’ primary reporting format under South African GAAP. Naspers’ method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading “Results of Operations”.

Electronic Media—Pay-television. Revenues increased by Rand 73.3 million, or 1.0%, to Rand 7,298.5 million in fiscal 2004 from Rand 7,225.2 million in fiscal 2003. Growth in subscription revenue was driven by the continued migration of subscribers from analog to digital service and the overall growth in the number of subscribers. Growth was, however dampened by the appreciation of the Rand against the U.S. dollar, Euro and Thai Baht. The appreciation of the Rand negatively impacted the reporting in Rand of the subscription revenues of the pay-television businesses. The net increase in subscription revenues was also partially offset by the decrease in hardware revenues to Rand 447.3 million in fiscal 2004 from Rand 490.7 million in fiscal 2003.

Electronic Media—Technology. Total technology revenues decreased by Rand 62.3 million, or 16.5%, to Rand 315.3 million during fiscal 2004 from Rand 377.6 million in fiscal 2003. This decrease was due to the strengthening of the Rand against the U.S. dollar during fiscal 2004.

Electronic Media—Internet. Revenues increased by Rand 133.5 million, or 14.6%, to Rand 1,046.6 million in fiscal 2004 from Rand 913.1 million in fiscal 2003. This increase is mainly a result of growth in instant messaging services in China of Rand 158.6 million and growth of Rand 35.9 million in e-Commerce revenues. Growth was, however, dampened by the closure of the group’s Indonesian businesses during fiscal 2003, which contributed Rand 28.6 million in revenue for that fiscal year, and a reduction in aggregate advertising revenue for the segment of Rand 21.5 million compared to fiscal 2003. The contribution of the Thai internet businesses was also reduced by Rand 11.1 million, mainly due to the strengthening of the Rand against the Thai Baht.

Print media—Newspapers, Magazines and Printing. Revenues increased from Rand 2,468.6 million in fiscal 2003 to Rand 2,820.4 million in fiscal 2004, which represents a Rand 351.8 million, or 14.3%, increase. The increase in revenue was mainly due to increased advertising revenue, which increased by Rand 225.3 million, or 20.2%, from Rand 1,114.1 million in fiscal 2003 to Rand 1,339.4 million in fiscal 2004. Circulation revenue increased by Rand 79.9 million, or 13.3%, from Rand 601.7 million in fiscal 2003 to Rand 681.6 million in fiscal 2004. The net additional contribution in fiscal 2004 of printing and distribution revenue, e-Commerce revenue and other revenue, mainly being revenue from ad-hoc contract publishing, amounted to Rand 46.6 million.

Print Media—Books. Revenues increased by Rand 120.2 million, or 18.1%, from Rand 665.4 million in fiscal 2003 to Rand 785.6 million in fiscal 2004. This growth in revenue was mainly due to increased sales volumes achieved by Via Afrika’s general publishers, Jonathan Ball and NB Publishers, as well as Computicket.

Print Media—Education. Revenues decreased from Rand 552.9 million in fiscal 2003 to Rand 535.7 million in fiscal 2004, which represents a Rand 17.2 million, or 3.1%, decrease. This decrease was mainly due to lower revenue from student financing.

Operating expenses

The cost of providing services and goods decreased by Rand 112.9 million, or 1.7%, to Rand 6,593.5 million in fiscal 2004 from Rand 6,706.4 million in fiscal 2003. The decrease relates mainly to the decreasing cost of providing services and sale of goods in the Electronic Media—pay-television and Print Media—private education segments. Costs increased in the Electronic Media —technology, Electronic Media—internet, Print Media—Newspapers, Magazines and Printing and Print Media—Books segments.

The main cost decrease in the Electronic Media—pay-television segment was programming costs. In the Mediterranean region specifically, programming costs decreased by Rand 87.1 million, or 10.6%, to Rand 737.9 million in fiscal 2004 from Rand 825.0 in fiscal 2003. This decrease relates mainly to the appreciation of the Rand against the Euro and a reduction in sports and other programming costs.

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

Selling, general and administrative costs decreased by Rand 241.9 million, or 6.0%, to Rand 3,771.8 million in fiscal 2004 from Rand 4,013.7 million in fiscal 2003. This decrease was primarily due to cost reductions in the Electronic Media—pay-television segment in South Africa and due to the appreciation in value of the Rand against the U.S. dollar, Euro and Thai Baht, which reduced the costs denominated in those currencies when translated into Rand.

Depreciation and amortization expense increased by Rand 17.4 million, or 1.6%, to Rand 1,119.6 million in fiscal 2004 from Rand 1,102.2 million in fiscal 2003. Depreciation expense decreased by Rand 111.3 million from Rand 746.4 million to Rand 635.1 million mainly as a result of the appreciation in value of the Rand against the U.S. dollar, Euro and Thai Baht, which reduced the depreciation expense denominated in those currencies when translated into Rand. The reduction in depreciation expense was further due to reduced depreciation in the South African pay-television businesses, due to the fact that certain assets were fully depreciated during fiscal 2003.

The amortization expense increased by Rand 128.7 million to Rand 484.5 million for fiscal 2004 from Rand 355.8 million in fiscal 2003. This increase is mainly due to an adjustment to goodwill resulting from an adjustment of a deferred tax asset. Deferred tax assets were created in the South African pay-television and internet subscriber platform businesses of approximately Rand 232.8 million during fiscal 2004. However, because part of the deferred tax asset related to the acquisition of an additional interest in the pay-television and internet subscriber platform businesses during the reorganization transaction in December 2002, a net adjustment of Rand 100.5 million had to be made against the goodwill raised on the original acquisition. The amortization expense was further increased due to the fact that amortization was recorded for a full fiscal year on the goodwill and other identifiable intangible assets raised on the acquisition of the minority interests of MIH Holdings and MIH Limited during fiscal 2003, whereas fiscal 2003 only included three months of amortization charges.

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

Electronic Media—Pay-television. Operating profit amounted to Rand 1,062.6 million in fiscal 2004, which represented an increase of Rand 627.5 million, or 144.2%, over operating profit of Rand 435.1 million in fiscal 2003. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases, cost reduction initiatives, and a reduction in the operating losses from the pay-television platform in Greece of Rand 321.0 million, or 70.8%, from Rand 453.6 million in fiscal 2003 (including an impairment charge of programming rights of Rand 155.3 million) to Rand 132.6 million in fiscal 2004 (including an impairment charge of programming rights of only Rand 31.0 million). The group’s share of the operating profit of its joint venture companies, M-Net and SuperSport, increased by Rand 141.1 million during fiscal 2004, mainly due to the prospective adoption of AC133 “Financial Instruments: Recognition and Measurement” from April 1, 2003. The adoption of AC133 caused the group to account for the hedged U.S. dollar programming costs of M-Net and SuperSport at the spot rate on the date of the transaction, whereas such costs were previously accounted for at the rate of the foreign exchange contract. Operating profit includes a charge as a result of management's discovery that cash collected from pay-television subscribers in Nigeria had been misappropriated by one or more low-level employees in Lagos, Nigeria. Although the amounts involved were not material to our results of operations or financial condition, local management instituted enhanced accounting controls and procedures in the Nigerian operations in order to avoid a recurrence.

Electronic Media—Technology. Operating profit decreased by Rand 76.8 million from a profit of Rand 13.7 million during fiscal 2003 to a loss of Rand 63.1 million in fiscal 2004, mainly due to tough trading conditions, an industry-wide slowdown in the conditional access market and additional development expenditure at Entriq. Costs in the technology segment are mostly fixed, and therefore, the trading environment directly impacts operating profit.

Electronic Media—Internet. Operating loss decreased by Rand 347.1 million, or 81.1%, to Rand 80.7 million in fiscal 2004 from Rand 427.8 million in fiscal 2003. This decrease mainly arose as a result of the significant increase in the contribution to operating profit by Tencent during fiscal 2004 of Rand 86.3 million, the non-recurrence of the operating losses incurred within the Indonesian operations during fiscal 2003 of Rand 122.0 million and the general curtailment of costs across all internet business in the group.

Print Media—Newspapers, Magazines and Printing. Operating profit increased to Rand 373.5 million for fiscal 2004 from Rand 279.2 million in fiscal 2003, which represents a Rand 94.3 million, or 33.8%, increase. This increase in profitability was mainly due to strong growth in advertising revenue generated by the newspaper and magazine divisions and increased profitability in the printing segment. The increase in operating profits was, however, off-set by the start-up costs of launching the new daily newspaper, Daily Sun. Naspers expects to incur further operating losses in the next two fiscal years to establish the Daily Sun, which will slow operating profit growth in the short term, although operating profit for print media in the aggregate should still show an upward trend.

Print Media—Books. Operating profits increased by Rand 61.7 million from a loss of Rand 46.9 million in fiscal 2003 to a profit of Rand 14.8 million for fiscal 2004. The significant increase in profitability was mainly due to much improved trading conditions experienced. The large inventory write-downs of Rand 28.9 million and increased provisioning for bad debts of Rand 12.8 million incurred during fiscal 2003, were substantially reduced in fiscal 2004. Kalahari.net also managed to reduce its operating losses by Rand 6.0 million in fiscal 2004.

Print Media—Education. Operating losses of Rand 7.3 million for fiscal 2003 were turned into a profit of Rand 11.9 million in fiscal 2004, mainly because of a reduction in operating costs.

Finance costs, net

Net finance costs include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received, profits and losses on foreign exchange transactions, and from fiscal 2004, fair value adjustments on derivative instruments (mainly foreign exchange contracts). Net finance costs increased by Rand 417.4 million, or 169.2%, to Rand 664.1 million during fiscal 2004 from Rand 246.7 million in fiscal 2003.

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

Included in finance costs is also net profits on foreign exchange transactions relating to the capitalization of finance leases in the Electronic Media—pay-television segment of Rand 88.1 million. Naspers capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset’s useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euros. Due to the appreciation in value of the Rand during fiscal 2004, Naspers’ Rand-denominated entities with U.S. dollar lease liabilities accounted for a significant unrealized gain on its lease liabilities. Net foreign exchange profits decreased by Rand 147.5 million to a profit of Rand 63.3 million during fiscal 2004, compared to Rand 210.8 million in fiscal 2003. This reduction in foreign exchange profits was mainly due to the fact that the Rand’s appreciation against the U.S. dollar was much less during fiscal 2004 than in the corresponding period in fiscal 2003.

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

Taxation

Income tax increased to Rand 171.4 million during fiscal 2004 from Rand 155.8 million in fiscal 2003. The increase relates mainly to additional normal tax payable by the group, which increased by Rand 192.1 million in fiscal 2004 to Rand 487.7 million compared to Rand 295.6 million for fiscal 2003. The increase in normal taxation was partly offset by a net credit of Rand 326.8 million in the deferred taxation charge for fiscal 2004, compared to a net credit of Rand 147.4 million in fiscal 2003. The net deferred taxation credit in fiscal 2004 relates mainly to deferred taxation assets that were created in the South African pay-television and internet subscriber platform businesses of approximately Rand 232.8 million.

Minority interest

Minority interest was a charge of Rand 129.2 million in fiscal 2004 compared to a charge of Rand 158.3 million in fiscal 2003. The decrease in the minority interest charge relates mainly to the fact that an additional interest was acquired by Media24 in Paarl Media Holdings, which reduced the minority portion of profits in fiscal 2004. During fiscal 2003, Naspers consolidated its interest in Tencent and accounted for the minorities’ interest in the company, whereas during fiscal 2004 Tencent was only consolidated until August 2004.

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

Net profit

As a result of the foregoing factors, Naspers recorded a net profit of Rand 375.2 million during fiscal 2004, compared with a profit of Rand 338.3 million for fiscal 2003.

Inflation

Inflation in South Africa has decreased significantly during the last ten years. The inflation rate (CPIX) as of March 31, 2005 was 3.6% and as of July 31, 2005 was 4.2%. The stated intention of the South African Reserve Bank is to keep South Africa’s inflation rate to between 3% and 6%. However, South Africa’s inflation rate is still above the levels of inflation that exist in many other countries. Naspers’ operations have not in recent years been materially adversely affected by inflation.

5.B.       Liquidity and Capital Resources

Naspers’ business and growth strategy has in the past required substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the internet businesses and technology businesses. The requirement for externally generated funding has reduced substantially over fiscal 2005 as the profitability and cash generation of the group’s subscriber-based businesses increased significantly.

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

The operations of Naspers were funded in various ways over the past three fiscal years. The internet and technology businesses were primarily funded by cash generated by the pay-television businesses, and some debt financing. Media24 used its balance sheet and its capacity to generate cash to incur debt to finance its property, plant and equipment refurbishment and certain acquisitions. Via Afrika and Educor used their respective balance sheets to fund operations via debt. Naspers has also provided funding to Educor and Via Afrika, to assist those businesses through the seasonal nature of their operations and the resulting inconsistent cash flows.

Naspers and its subsidiaries did not undertake any major capital raisings in the past three fiscal years.

On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately Rand 489.7 million (U.S. $46.2 million) in cash, before transaction costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited’s interest in OpenTV was held through OTV Holdings Limited, a wholly owned indirect subsidiary of MIH Limited. Disposal costs amounted to approximately Rand 159 million (U.S. $15.0 million). In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (U.S. $17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid Rand 47.7 million (U.S. $4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. Please see “Legal Proceedings” for a description of certain litigation relating to the transaction.

During the year ended March 31, 2003 Naspers disposed of approximately 13.4 million Liberty Media Corporation shares for gross proceeds of approximately Rand 1,098.9 million (U.S. $ 130.6 million). The remaining Liberty Media shares were disposed during the financial year ended March 31, 2005 for a cash consideration of Rand 141.6 million (U.S. $24.8 million). Naspers realized a profit of Rand 18.7 million on the sale of the shares.

As of March 31, 2005, Naspers had total debt (including finance leases and program and film broadcasting rights) of approximately Rand 3.68 billion, or U.S. $593.2 million. Naspers’ ratio of debt to equity at that date was 0.56.

Naspers’ general business approach has been to acquire developing businesses and inject cash into those businesses sufficient to meet the cash needs of the business until it can, within a predictable period of time, become self-funding. This general approach was especially evident during fiscal 2002 in the technology and internet businesses. The focus since the 2003 fiscal year was more on increasing profitability and cash generation and with less of an emphasis on developing new business initiatives. The focus on increased profitability and cash flow generation will continue in the foreseeable future, although Naspers will continue to actively evaluate potential growth opportunities within its areas of expertise. Naspers may grow its business in the future through the acquisition of developing companies and making equity investments in developing companies. Naspers anticipates that it may fund future acquisitions and investments through issuances of debt or equity and available cash resources.

The Naspers group’s print media business is currently self-funding and is not expected to require any additional capital or funding based on their existing business plans. The group’s book publishing and private education businesses are expected to only require modest levels of working capital funding from Media24 due to the seasonality of those businesses. The pay-television businesses in South Africa, Sub-Saharan Africa and Thailand are currently self funding. The pay-television businesses in Greece returned to profitability in fiscal 2005 and generated positive free cash flow for the first time. The pay-television business in Greece should not require any additional funding in the next year based on its current business plans. The technology businesses will require additional funding during fiscal 2006, due to increased development activities within Irdeto Access and Entriq. The internet businesses in Thailand, Africa and China continued to require funding in fiscal 2005 and are expected to require further funding during fiscal 2006. Tencent completed an IPO during June 2004, is profitable and generates free cash flow and will therefore not require any additional funding in the foreseeable future.

The Naspers group’s net cash from operating activities increased by Rand 527.1 million to Rand 2,163.7 million for fiscal 2005 from Rand 1,636.6 million for fiscal 2004. The improvement relates mostly to the increased cash generated by the pay-television businesses in South Africa, Sub-Saharan Africa and Greece and the print media businesses in South Africa.

Cash from activities (after changes in working capital) increased to Rand 3,051.0 million in fiscal 2005 from Rand 2,284.9 million for fiscal 2004. The increase was driven by the significant increase in profitability of the pay-television and print media businesses, but dampened by an additional investment in working capital of Rand 206.4 million during fiscal 2005, compared to Rand 179.6 million during the fiscal 2004. The movement in working capital items like accounts receivable, inventory, program and film rights and accounts payable can have a significant influence on the level of cash generated from operations during a fiscal year.

Operating cash flows in the group are mainly derived from underlying subscription revenues, circulation, distribution and printing revenues and advertising revenues. Such subscription revenues represent 53.4% of the group’s revenue. Because the group currently has a growing level of subscribers and low churn in its pay-television and internet businesses, it provides a solid and predictable base for future operating cash flows. The overall circulation levels of newspapers and magazines in South Africa have been stable, thus providing solid cash flows from circulation, printing and distribution activities (11.1% of revenue). Advertising revenue is a much more volatile source of operating cash flow, as it is generally much more sensitive to changes in economic conditions. Advertising revenue, however, only amounts to 14.6% of the group’s total revenue, and therefore, the group’s exposure to advertising revenue volatility is somewhat limited.

Finance costs paid during the year ended March 31, 2005 were reduced to Rand 214.9 million, compared to Rand 229.3 million in the financial year ended March 31, 2004. The reduction was partly due to reduced levels of borrowings in the group, as total long-term interest-bearing loans, concession liabilities and capitalized finance leases were reduced by Rand 188.9 million from March 31, 2004 to March 31, 2005. Bank overdrafts were reduced by Rand 17.2 million over the same period. Because approximately 85% of the group’s long-term interest-bearing liabilities are at fixed interest rates, the downward movement in short-term interest rates in South Africa during fiscal 2005, had a limited impact on the finance costs paid by the group. The net finance costs paid were further reduced during fiscal 2004 by a preference dividend received by Media24 on the maturity of one of its finance structures of approximately Rand 204 million that did not repeat in fiscal 2005.

Dividends paid by Naspers to its shareholders increased significantly to Rand 105.6 million in fiscal 2005 from Rand 78.2 million in fiscal 2004. This was due to the increase in the dividend per Class N ordinary share to 38 cents in fiscal 2005 from 30 cents in the previous year. The number of shares in issue increased, as an additional approximately 17.5 million Class N ordinary shares were issued as part of the acquisition of the minority interests in M-Net and SuperSport in March 2004. Dividends paid by subsidiaries to minority shareholders in the group increased substantially in fiscal 2005 to Rand 98.4 million from Rand 30.4 million in fiscal 2004. The shareholders of Naspers approved a dividend of 70 cents per Class N ordinary share and 14 cents per Class A ordinary share at the annual general meeting on August 26, 2005. The expected dividend payable to Naspers shareholders during fiscal 2006 is therefore expected to be approximately Rand  220.3 million.

Taxation paid during fiscal 2005 increased by Rand 168.1 million to Rand 474.5 million. This increase in tax paid is due to the increased profitability of the pay-television and print media segments.

In the year ended March 31, 2005, net cash used in investing activities amounted to Rand 876.6 million compared to Rand 555.1 million in the corresponding period ended March 31, 2004. Naspers engaged in the following major cash investing activities during fiscal 2005:

Naspers invested Rand 577.5 million on property, plant and equipment during fiscal 2005, mainly relating to the acquisition of printing equipment in the print media-newspapers, magazines and printing segment (Rand 299.6 million) and computer and other equipment in the electronic media-pay-television (Rand 142.2 million) and internet (Rand 74.2 million) segments. Currently budgeted capital expenditure (including commitments under contracts already in place at March 31, 2005 of Rand 446.5 million) amounts to Rand 894.0 million for the year ended March 31, 2006. The capital expenditure relates mainly to increasing the printing capacity for the Die Burger and Son newspapers (approximately Rand 70 million), an upgrade of the newspaper printing facilities in Johannesburg to handle additional capacity for the Daily Sun (approximately Rand 160 million) and the establishment of printing facilities in Johannesburg by Paarl Media Holdings (approximately Rand 160 million). Naspers does not expect to incur any other significant additional capital expenditures, other than those already budgeted for, during the next twelve months or the foreseeable period thereafter based on its current business plans.

An amount of approximately Euro 6.6 million (Rand 51.4 million) was used to acquire the remaining interest in MultiChoice Hellas, NetMed’s pay-television subsidiary, as part of the restructuring transaction with Teletypos. Naspers also acquired the 6.5% minority interest in Educor Holdings Limited at a cash consideration of Rand 15.5 million during fiscal 2005. M-Web Holdings acquired from Tiscali International BV its South African internet businesses for a net cash outflow (cash purchase consideration less cash acquired in the business) of Rand 270.1 million.

Included in the investing activities cash flows, is an outflow of Rand 188.1 million relating to the deconsolidation of the group’s interest in Tencent. The group proportionately consolidated its interest in Tencent for the first three months of fiscal 2005, and equity accounted its interest for the remainder of fiscal 2005 after the group ceased to have joint control of its financial and operating policies. This outflow of cash, therefore, represents the 50% of the Tencent cash on hand that was deconsolidated.

Beijing Media Corporation Limited (“BMC”) completed an initial public offering of shares on December 22, 2004 and listed on the Hong Kong Stock Exchange. Naspers acquired an interest of 9.9% for Rand 273.2 million in cash.

During fiscal 2005, Johnnic Communications Limited (“Johncom”) exercised a call option on Naspers relating to 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders during March 2004. Naspers sold 33,686,280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million. Naspers also disposed of all its remaining shares in Liberty Media Corporation during the financial year ended March 31, 2005 for a cash consideration of Rand 141.6 million.

Net cash utilized in financing activities was Rand 554.7 million for the financial year ended March 31, 2004 compared to Rand 309.9 million in fiscal 2005. The repayment of capitalized finance leases, mostly satellite lease liabilities, amounted to Rand 369.0 million for the year ended March 31, 2005, compared to Rand 315.8 million in fiscal 2004. Naspers received approximately Rand 26.4 million during fiscal 2005 form the sale of Naspers Class N ordinary shares by its equity compensation plans to participants of the plans.

At March 31, 2005 and March 31, 2004, Naspers had combined cash balances of Rand 4,033.8 million and Rand 3,066.1 million, respectively, and available unused overdraft borrowing facilities of Rand 948.7 million as at March 31, 2005. Some of these cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 58.1 million was restricted at March 31, 2005, compared to Rand 451.4 million at the same time during fiscal 2004. Bank overdrafts and short-term loans decreased from Rand 450.5 million at the end of fiscal 2004 to Rand 433.3 million at March 31, 2005. Naspers is further restricted by exchange control regulations in various countries that it operates in, which can prohibit it from transfering its cash from one country to another. Most of the bank overdraft facilities and call loans in the group are subject to annual review and renewal by the various banks and financial institutions. Naspers expects that all of its current bank overdraft facilities will be renewed.

Although Naspers anticipates continuing to use further amounts of cash in connection with the operation of some of its businesses, Naspers believes that its cash and cash equivalents, and the expected cash inflows and other funding described above, will be sufficient to satisfy its expected needs for working capital and capital expenditure through March 31, 2006. In addition, several of Naspers’ subsidiaries have working capital bank facilities. Naspers anticipates funding its future operations and obligations through a combination of cash on hand, internally generated cash flows (primarily from the African pay-television and newspapers, magazines and printing businesses), the utilization of existing credit facilities (Rand 948.7 million as at March 31,

2005) and potential future equity raisings (although this is not required to fund existing business plans). Naspers’ liquidity resources are subject to change as market and general economic conditions change. Increases in liquidity could result from an increase in cash flows from operations or from a divestiture of assets. Decreases in liquidity could result from weaker than expected cash flow from operations caused by lower subscriber numbers and lower demand for the services Naspers offers, from exchange rate fluctuations which have been and are expected to be significant, or from lower prices for its products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could significantly reduce Naspers’ liquidity resources.

The Naspers group’s net cash from operating activities increased by Rand 364.7 million from Rand 1,271.9 million for the year ended March 31, 2003 to Rand 1,636.6 million for fiscal 2004. The improvement relates mostly to the increased cash generated by the pay-television businesses in Sub-Saharan Africa and the print media businesses in South Africa. In fiscal 2003 an amount of Rand 277.0 million was utilized by the discontinuing operations, mostly OpenTV, which was substantially reduced to Rand 5.8 million in fiscal 2004 relating to Lyceum College. All the internet operations, with the exception of Tencent, continued to require limited funding for their operating activities during fiscal 2004.

Cash from operating activities increased marginally from Rand 2,258.3 million in fiscal 2003 to Rand 2,284.9 million for the year ended March 31, 2004. The increase was driven by the significant increase in profitability of the pay-television and print media businesses, but dampened by an additional investment in working capital of Rand 179.6 million during fiscal 2004, compared to a release of cash from working capital during the fiscal 2003 of Rand 703.0 million. The movement in working capital items like accounts receivable, inventory, program and film rights and accounts payable can have a significant influence on the level of cash generated from operations during a fiscal year. The main reasons for the significant reduction in working capital during fiscal 2003 were the deferrals of certain supplier payments, the renegotiation of payment terms relating to program costs in the group’s pay-television operations in Greece and a focused effort to collect accounts receivable in the book publishing and private education businesses.

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

Taxation paid during fiscal 2004 increased by Rand 197.7 million to Rand 306.4 million. This increase in tax paid is due to the increased profitability of the pay-television and print media businesses.

In the year ending March 31, 2004, net cash used in investing activities amounted to Rand 555.1 million compared to cash from investing activities of Rand 162.8 million in the corresponding period ending March 31, 2003. Naspers engaged in the following major cash investing activities during fiscal 2004:

The Naspers group invested Rand 406.0 million on property, plant and equipment for fiscal 2004, mainly relating to the acquisition of printing equipment in the print media business (Rand 126.9 million) and computer and other equipment in the pay-television (Rand 122.6 million) and internet (Rand 122.3 million) businesses.

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

5.C.           Research and Development

Naspers expenses research and development costs in the financial period during which they are incurred. The amounts spent by Naspers on research and development do not materially affect Naspers’ results of operations. The research and development costs amounted to Rand 10.7 million, Rand 14.0 million and Rand 7.8 million during fiscal 2005, 2004 and 2003, respectively.

5.D.           Trend Information

The Naspers group’s revenue growth has slowed over the last three fiscal years as its pay-television businesses in South Africa have reached maturity. Naspers expects this trend to continue.

The growth rate in subscribers to Naspers’ television platforms has slowed over the past couple of years. Total subscribers increased from 2,155,145 at March 31, 2004 to 2,308,570 at March 31, 2005. The number of subscribers to Naspers’ analog service continues to decrease. However, migration of subscribers from Naspers’ analog service to its digital service has increased the number of subscribers to Naspers’ digital platforms. Digital subscriber numbers now significantly exceed analog subscriber numbers. The Naspers group derives a higher revenue and profit margin per subscriber from digital subscribers than from analog subscribers. Accordingly, increasing the number of digital subscribers as a proportion of total subscribers improves the profitability of Naspers’ pay-television operations. However, the migration rate from analog to digital service has slowed and will continue to slow as fewer subscribers remain on the analog service. This may cause the digital subscriber base to grow at a slower rate than it has in the past.

In the Mediterranean region, the broadcast television business tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the football and basketball seasons have ended. The analog subscriber base declined by 15.5% to 94,726 households in the period between March 31, 2004 and March 31, 2005. The rate that the analog subscriber base has been declining at has improved significantly compared with the 29.7% and 37.7% declines during the fiscal years 2003 and 2002 respectively. However, Nova (the digital television service) maintained its leading position in the region by adding 30,391 digital subscribers, or 17.0%, to end fiscal 2005 with 209,312 subscribers, which follows on growth of 28.0% and 39.3% during fiscal 2004 and fiscal 2003, respectively. The rate of increase in the digital subscribers is slowing as the digital penetration rate increases in the Greece market.

In South Africa the total pay-television subscriber base has grown from 1,087,882 subscribers at March 31, 2000 to 1,147,871 subscribers at March 31, 2005, which represents annual compounded growth of 1.1% over the past five years. During this period the digital subscriber base has increased from 400,708 subscribers at March 31, 2000 to 895,346 subscribers at March 31, 2005, growing at an average growth rate of 17.4%. The analog subscriber base has decreased over this period from 687,174 subscribers to 252,525 subscribers in March 31, 2005. This decrease has been the result of the migration from the analog to the digital service.

The Sub-Saharan Africa pay-television business also tends to be somewhat seasonal, with a decrease in subscribers during the winter season when the European football season ends. Once the European football season starts again in August, there is an increase in the subscriber base as subscribers reconnect.

Political and regulatory pressures are making it increasingly difficult to maintain exclusive rights to sports programming.

Advertising revenues from newspapers and magazines are expected to remain robust while the strong performance of the South African economy continues. Advertising revenues from newspapers have increased over the last two fiscal years from Rand 723.5 million to Rand 1,026.7 million. This growth represents an average annual growth rate of 19.1% over the two year period. Similarly the advertising revenue from magazines has increased over the same period from Rand 385.4 million to Rand 554.4 million, a growth of 19.9% per annum. Naspers does not expect its advertising revenue to be able to maintain these growth rates during fiscal 2006. Advertising revenues from television increased by an exceptional 23.8% during fiscal 2005 to Rand 437.3 million, which contributed to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future, but it is unlikely that a similar increase will be experienced in fiscal 2006. Advertising revenue from the internet remained quite low at Rand 17.6 million for the year ended March 31, 2005. Naspers does not expect significant growth in internet advertising in the foreseeable future.

Although the growth in e-commerce revenues experienced by the Naspers group’s internet platforms is encouraging, total e-commerce revenues remain low. Naspers expects e-commerce revenues to remain low until user acceptance of e-commerce initiatives accelerate.

Irdeto Access’ business has increasingly focused on software and it is expected that revenue from the sale of hardware and components will continue to decline. The decline in Irdeto Access’ revenue in fiscal 2004 and 2005 was due to Irdeto Access earning its revenue in U.S. dollars.

According to long term data from the Audited Bureau for Circulation, or “ABC”, the newspaper market in South Africa is relatively mature and stable. Until the late 1980’s when Media24 acquired City Press, the Sunday newspaper title, Media24’s portfolio consisted mainly of Afrikaans titles. Over the last few years, Media24’s product mix has been broadened by strategic acquisitions and new launches. Currently, Media24 has approximately 45% of the paid newspaper market in South Africa, of which approximately 17% relates to newspapers published in Afrikaans and approximately 28% relates to newspapers published in English. The English portion has increased with the launch and growth of the English daily tabloid, the Daily Sun. According to ABC data, the total number of paid newspapers sold per week in South Africa increased from 8,768,273 copies in 2002 to 10,224,976 copies in 2004. This represents a 8.0% annual increase over the two-year period.

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

Media24 sold more than 900,000 copies of general interest magazines (Huisgenoot, You and Drum) per week during the July-December 1996 ABC period. That circulation has declined to 644,901 in the January-June 2005 ABC period.

To compensate for the decline in the circulation of general interest magazines, Media24 started a number of international titles in South Africa, some in partnership with other companies, or on a license or set fee basis. These include Men’s Health, FHM, Golf Digest, Cosmopolitan, Shape, Runner’s World, heat, Seventeen and Bicycling SA.

Book publishing revenues were under pressure during the fiscal 2003, but resumed growth during fiscal 2004 and 2005. However, the Naspers group is not expecting significant growth in the foreseeable future, mainly due to the fact that the market is quite mature in South Africa and highly competitive.

Private education revenues have remained fairly steady over the last couple of fiscal years, although a marginal decline was recorded during fiscal 2004. Naspers expects at best moderate growth in the future as student numbers are currently under pressure. Course fees should grow in line with South African inflation.

5.E.       Off-Balance Sheet Arrangements

      Naspers has no significant off-balance sheet arrangements.

5.F.    Tabular Disclosure of Contractual Obligations

      The table below sets forth Naspers’ known contractual obligations as of March 31, 2005.

		Payments due by period
Contractual obligations	Note to consolidated financial statements	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(Rand in millions)
Long-Term Debt Obligations (1)	18	1,211	658	362	74	117
Capital (Finance) Lease Obligations(2)	18	2,822	430	824	716	852
Operating Lease Obligations(3)	21(f)	1,511	312	533	348	318
Purchase Obligations(4)	21(a) - (e)	2,412	1,239	747	311	115
Foreign exchange contracts	38	1,575	1,081	494	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under SA GAAP(5)	17	161	—	—	—	161
Total		9,692	3,720	2,960	1,449	1,563

(1)
Long-term debt obligations includes interest bearing loans of Rand 636.2 million, program and film rights obligations of Rand 459.8 million, concession liabilities of Rand 15.6 million and non-interest bearing loans of Rand 99.3 million. It excludes bank overdrafts of Rand 433.3 million. Interest-bearing loans have been disclosed net of preference share investments and the right to subscription shares as per Naspers’ structured finance arrangements.

(2)
Capitalized finance leases include lease obligations relating to land and buildings, transmission equipment and satellites and vehicles, computers and office equipment, and future finance costs of Rand 782 million.

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

(5)	Other long-term liabilities reflected on the balance sheet include post-retirement medical benefit obligations.

At March 31, 2005 Naspers had gross long-term loans and liabilities of Rand 3,251.0 million (2004: Rand 3,423.1 million). Of these obligations, Rand 2,040.1 million (2004: Rand 2,173.2 million) consist of finance lease commitments, with Rand 1,811.0 million (2004: Rand 1,930.8 million) relating to transmission equipment, including satellites, transponders and transmitters, used by pay-television operations in Africa, Thailand and the Mediterranean. The transmission equipment finance lease obligation decreased by Rand 119.8 million mainly due to the translation of the U.S. dollar and Euro denominated finance lease commitments to Rand and the repayments made during fiscal 2005. At March 31, 2005 these finance lease commitments were translated at Rand 6.21 (2004: Rand 6.31) to the U.S. dollar and Rand 8.05 (2004: 7.75) to the Euro. These leases have fixed implicit interest rates.

Other long-term debt decreased to Rand 1,210.9 million as at March 31, 2005, consisting of interest bearing liabilities of Rand 636.2 million (2004: Rand 691.7 million), non-interest bearing liabilities of Rand 99.3 million (2004: Rand 59.2 million), concession liability of Rand 15.6 million (2004: Rand 15.9 million) and program and film rights of Rand 459.8 million (2004: Rand 483.0 million).

Included in the interest bearing liabilities of the Naspers group are certain structured finance arrangements with a total gross value of Rand 469.8 million (2004: Rand 489.6 million). Since 1997, the Naspers group has replaced a significant amount of infrastructure, especially in its print media segment. The financing for the acquisition of various items of printing equipment and buildings has been completed by raising external debt from banks. The Naspers group has however structured these financing arrangements to provide a beneficial after-tax interest cost, as well as repayment terms that will allow the Naspers group to match future expected cash flows from these assets with such repayment terms. All the structured finance liabilities of the Naspers group have been reflected on Naspers’ balance sheet under both South African and U.S. GAAP. For South African GAAP purposes, certain assets have been presented net against the debt incurred to acquire the asset.

The South African Revenue Service (“SARS”) has adopted an aggressive approach to structured finance arrangements. The deductions and allowances that Naspers has taken in the past and may anticipate taking in the future in connection with some or all of these structured finance transactions may not be allowed by the SARS. Any liability Naspers may incur as a result of the disallowance of such deductions or allowance claimed by Naspers is not expected to have a material adverse effect on the financial position of Naspers because it has made provisions for potential disallowances.

Media24 entered into a Rand 116.5 million syndicated loan agreement with CommerzBank and Futuregrowth in January 2004. This loan was utilized to reduce bank overdrafts as part of Media24’s drive to restructure its short-term debt profile. The loan is for a three year term and is repayable in 12 equal quarterly installments. The loan bears interest at a fixed rate of 10.5%.

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

MultiChoice Africa (Proprietary) Limited, the operating company for the South African pay-television businesses, entered into a loan agreement with Investec Bank Limited on April 16, 2004. The loan facility is for an amount of Rand 400 million as a general purpose facility. The loan is repayable in equal six monthly installments, starting September 30, 2004 until March 31, 2008. The company has pledged its 30.0% interest in M-Net and SuperSport as security against the loan facility. The facility bears interest at JIBAR plus 2.8% and is subject to certain debt covenants.

MultiChoice Africa Limited, the operating company for the Sub-Saharan pay-television businesses, entered into a loan agreement with ABSA Bank Limited on March 4, 2005. The agreement is for a revolving loan facility in an initial maximum amount of US$50 million that may be utilised by the Naspers group to fund the acquisition costs of businesses, interests in companies, intellectual property rights and rights to technology. If the Naspers group uses the facility to acquire businesses then it may also utilise the facility to fund the general corporate purposes of such businesses. The amount that may be drawn down under the facility reduces by approximately US$7 million every six months starting on March 4, 2007, until March 3, 2010 (when the then reduced facility ceases to be available). MultiChoice Africa Limited is required to repay any utilisation of the facility in excess of the reduced level at the start of each such six month period.  The Naspers group has pledged 110,474,041 shares in United Broadcasting Public Company Limited (UBC) and 185,000,000 shares in Tencent Holdings Limited as security for the loan facility. The facility bears interest at the London Interbank Offer Rate (“LIBOR”) plus 2% and is subject to certain undertakings concerning debt and interest cover.

A subsidiary of Naspers, MIH QQ (BVI) Limited, entered into a loan agreement with Goldman Sachs International for a revolving credit facility of up to U.S. $30 million during fiscal 2005. The loan will bear interest at U.S. dollar LIBOR plus 1%. Naspers has pledged some of its Tencent shares as collateral against the facility. This facility is currently unutilized.

Liabilities in respect of program and film broadcasting rights decreased from Rand 483.0 million in fiscal 2004 to Rand 459.8 million at March 31, 2005. The decrease is mainly due to the appreciation of the Rand against the U.S. dollar and Euro. Program and film broadcasting rights are non-interest bearing liabilities. In addition, Naspers had future commitments relating to program and film broadcasting rights of Rand 1,483.1 million at March 31, 2005. Although these commitments arise out of contracts entered into by the Naspers group, any future payments under those contracts are conditional on the occurrence of certain future events.

Naspers utilized overdraft of Rand 433.3 million at March 31, 2005, compared to Rand 450.5 million in fiscal 2004. As part of the process of managing the Naspers group’s mix of fixed and floating rate borrowings, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are considered based on expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, for hedging purposes. As at March 31, 2005, 70.1% of the long-term liabilities of Rand 3,251.0 million had fixed interest rate profiles, 12.7% of these liabilities were floating and 17.2% of these liabilities were interest-free.

The Naspers group had undrawn banking facilities of Rand 948.7 million as at March 31, 2005. Facilities which are on-call represented Rand 944.3 million and the balance of these undrawn facilities of Rand 4.3 million expire within one year. These facilities are in most instances subject to review and renewal within annual cycles. The Naspers group is in constant discussions with various financial institutions concerning changes to the terms of its existing facilities and future funding requirements.

Acquisitions and Dispositions

Year ended March 31, 2005

On April 1, 2004, Media24 Limited acquired the remaining 50% interest it did not already own in Alchemy Publishing (Proprietary) Limited for a cash consideration of Rand 4.6 million. The total purchase consideration of Rand 4.6 million was allocated based upon the following appraisal: net assets (Rand 0.7 million) and goodwill (Rand 3.9 million).

On April 13, 2004, Johnnic Communications Limited (“Johncom”) exercised a call option on Naspers relating to 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of the Section 311 schemes of arrangement concluded during March 2004. Naspers sold 33,686,280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million resulting in a loss of Rand 27.9 million on disposal. Naspers retained an effective 60.12% interest in both M-Net and SuperSport.

Tencent Holdings Limited (“Tencent”) completed an initial public offering of shares on June 16, 2004 and listed on the Hong Kong Stock Exchange. The group’s interest in Tencent was diluted from 50% to approximately 36.1%. Tencent’s net proceeds were approximately H.K. $1.64 billion. The group realised a dilution profit of Rand 358,4 million. The group exercised joint control over the operations of Tencent until June 16, 2004 and therefore proportionately consolidated the results of Tencent until that date. After the listing of Tencent, the group retained significant influence over Tencent’s financial and operating policies, therefore Tencent was equity accounted by the group from June 16, 2004.

NetMed NV (“NetMed”) announced on June 19, 2003, that subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA (“Teletypos”), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately Euro 6.6 million in cash and a 12.5% equity interest in NetMed. On September 22, 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended March 31, 2005. The group realized a profit of Rand 215.7 million on the dilution of its interest in NetMed. Goodwill of Rand 312.9 million was accounted for on the acquisition of the remaining interest that the group did not already own in MultiChoice Hellas.

On September 28, 2004, MultiChoice Africa Limited entered into a Consolidated Loan Agreement, a Sales of Shares Agreement in MultiChoice Nigeria Limited and a Pledge and Cession Agreement with Mr. Ogunsanya, a shareholder and director of MultiChoice Nigeria Limited, whereby MultiChoice Africa has lent Naira 689.6 million (approximately U.S. $5.2 million) to Mr. Ogunsanya, for amongst other things, the purchase of a further 10% shares in MultiChoice Nigeria Limited. The loan bears interest at a rate of 10.22% per annum.

Beijing Media Corporation Limited (“BMC”) completed an initial public offering of shares on December 22, 2004 and listed its shares on the Hong Kong Stock Exchange. The group acquired an interest of 9.9% in BMC through its participation in the initial public offering. The group paid Rand 273.2 million in cash for its interest. The group has classified the investment as an available-for-sale investment and is carrying it on its balance sheet at fair value.

During December 2004, Naspers acquired the remaining 6.5% interest it did not already own in Educor Holdings for a cash consideration of Rand 13.3 million.

On February 1, 2005, M-Web Holdings (Proprietary) Limited (“M-Web”) acquired from Tiscali International BV its South African ISP business (“Tiscali”) for a purchase consideration of Rand 309.3 million in cash. The total purchase consideration of Rand 309,3 million was allocated based upon an appraisal, as follows: net identifiable assets (Rand 162.8 million) and goodwill (Rand 146.5 million). The goodwill relates mainly to synergy benefits that M-Web expects to realize from the merger of the Tiscali business with that of its existing platform.

During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of Rand 141.6 million. A profit on sale of investments of Rand 18.7 million was realized on this transaction.

Subsequent to March 31, 2005, MultiChoice Africa (Proprietary) Limited (“MultiChoice”) entered into a sale of shares agreement with MTN Group Limited (“MTN”) and Orbicom (Proprietary) Limited (“Orbicom”) in terms of which MultiChoice shall, subject to certain conditions precedent, purchase all of MTN’s shares in Orbicom and claims against Orbicom for Rand 37.0 million.

Subsequent to March 31, 2005 and the finalization of the annual financial statements, Media24 Limited acquired an additional interest of 7.86% in Paarl Media Holdings during August 2005 for a cash consideration of Rand 180.0 million. Media24 now has an interest of 91.64% in Paarl Media Holdings. If Paarl Media Holdings is not listed on the JSE prior to April 1, 2008, the minority shareholders in Paarl Media Holdings can require Media24 to acquire their shares at fair value. The estimated fair value of the minority interest at August 31, 2005 was approximately Rand 180.0 million.

Subsequent to March 31, 2005 and the finalization of the annual financial statements, Via Afrika Limited sold the entire issued share capital of its wholly owned subsidiary Computicket (Proprietary) Limited to Shoprite (Proprietary) Limited during July 2005 for a purchase price of Rand 69.0 million.   The purchase price is subject to downward adjustment following a due diligence to an amount not less than Rand 65.0 million.  The transaction is subject to approval by the Competition Commission by no later than March 31, 2006.

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

On March 24, 2004, Naspers Limited acquired an additional 19.62% financial interest in each of M-Net and SuperSport. Minority shareholders in each of M-Net and SuperSport were offered Rand 8.50 in cash per M-Net/SuperSport linked unit or one Naspers Class N ordinary share for every 4.5 M-Net/SuperSport linked units. Subsequent to March 31, 2004, Naspers issued 17,532,061 Naspers Class N ordinary shares in consideration for 78,894,421 M-Net/SuperSport linked units and paid cash of Rand 61.7 million for a further 7,259,747 M-Net/SuperSport linked units. The investment in 33,686,280 of these M-Net and SuperSport shares for a consideration of Rand 314.2 million was classified as an available-for-sale investment at March 31, 2004, due to an outstanding call option over these shares. The remaining purchase consideration of Rand 503.3 million (including expenses of Rand 1.9 million) relating to the remaining 52,467,888 M-Net and SuperSport shares was accounted for as an investment in a joint venture and allocated based upon an appraisal, as follows: net liabilities (Rand 2.2 million), intangible net assets other than goodwill (Rand 12.6 million) and goodwill (Rand 492.9 million). The intangible assets are deemed to have indefinite useful lives and are therefore amortized over the maximum allowed period of 20 years. The goodwill is mainly attributable to the key role that M-Net and SuperSport play in the provision of content to the South African pay-television market.

Year ended March 31, 2003

On July 26, 2002, NetMed, MIH BV and Fidelity, among others, entered into a share subscription agreement and a share sale agreement, a shareholders agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval from the Greek Competition Committee was not received within the contractually agreed period and accordingly NetMed and MIH BV believed that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity has also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of MIH BV claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration was finalised in fiscal 2005 and an award made in favour of Myriad and NetMed. The South African proceedings have been withdrawn.

In August 2002, MIH Limited sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIH Limited obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIH Limited, paid Rand 47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see “Legal Proceedings” for a description of certain litigation relating to the transaction.

In December 2002 a merger agreement was concluded in terms of which MIH Limited merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIH Limited’s outstanding shares were cancelled and delisted from the Nasdaq National Market and, pursuant to the merger, MIH (BVI) Limited was the sole surviving entity. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIH Limited A ordinary share. Naspers further concluded a scheme of arrangement pursuant to Section 311 of the Companies Act, to acquire all the remaining shares it did not already own in MIH Holdings. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE. This reorganization was conducted to significantly simplify the corporate structure and operation of Naspers. The total purchase consideration of Rand 3,376.2 million (including expenses of Rand 52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,080.6 million), intangible net assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,329.3 million to subsidiaries and Rand 472.7 million to associated companies and joint ventures). The intangible assets are to be amortized over their estimated useful lives. The goodwill is mainly attributable to synergies between the various media businesses and the market position of certain business units within Naspers.

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

Business combinations. Certain differences between South African GAAP and U.S. GAAP in the application of the purchase method of accounting for business combinations include:

•
Date of acquisition—under South African GAAP, before the implementation of AC131 “Business Combinations”, the date on which earnings of an acquired entity are included in Naspers’ consolidated results of operations could be based on the date on which management control commences. Under U.S. GAAP, the consummation of the acquisition is not considered effective until any regulatory approvals or other conditions are satisfied and irrevocable control of the company is obtained.

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

•
Allocation of purchase consideration-due to the differences in net assets of the acquired businesses in the Naspers reorganization completed in December 2002, as well as the differences resulting from the requirement to separately identify non-contractual intangible assets under U.S. GAAP but not under South African GAAP, certain significant differences in the purchase price allocation between U.S. GAAP and South African GAAP arose on recent purchase transactions.

Reinstatement of goodwill written off to reserves. Under South African GAAP, before the implementation of AC131 “Business Combinations”, goodwill recorded on acquisitions prior to April 1, 2000 was written off against reserves in the year of acquisition. Under U.S. GAAP, all goodwill written off against reserves under South African GAAP has been reinstated as an asset on the balance sheet and is amortized using the straight-line method over its estimated useful life of three to five years until March 31, 2002. With the adoption of SFAS No. 142, goodwill is no longer amortized but tested annually for potential impairment. With the adoption of AC140 “Business Combinations” on April 1, 2004, Naspers ceased the amortization of goodwill under South African GAAP, as goodwill is now tested annually for potential impairment, similar to the treatment under U.S. GAAP.

Reinstatement of intangible assets written off against reserves. Under South African GAAP, before the implementation of AC129 “Intangible assets”, patents, trademarks, title rights and similar intangible assets acquired before April 1, 2000 were written off against reserves in the year of acquisition. Under U.S. GAAP, all intangible assets written off against reserves under South African GAAP have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. With the adoption of SFAS No. 142, intangible assets with indefinite lives are no longer amortized but tested annually for impairment. With the adoption of AC128 “Intangible assets” on April 1, 2004, Naspers ceased the amortization of intangibles with indefinite lives under South African GAAP, as such intangibles are now tested annually for potential impairment, similar to the treatment under U.S. GAAP.

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

Please refer to note 43 of Naspers’ consolidated financial statements and related notes included elsewhere in this annual report for the effect of the above differences between South African GAAP and U.S. GAAP, as well as other less significant differences, on total shareholders’ equity as of March 31, 2005 and 2004 and the consolidated net (loss)/income for the three years in the period ended March 31, 2005.

Initial Adoption of Accounting Policies

Under South African GAAP Naspers adopted the accounting policies described below for the first time during fiscal 2005:

Naspers adopted AC140, “Business Combinations”, AC129 (revised), “Intangible Assets”, and AC128 (revised), “Impairment of Assets”, on April 1, 2004. In accordance with the requirements of AC129 (revised) Naspers ceased the amortization of goodwill and intangible assets with indefinite useful lives from April 1, 2004. Accumulated amortization of goodwill and intangible assets with indefinite useful lives at March 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill (Rand 730.1 million) and intangible assets (Rand 15.1 million). Goodwill and indefinite lived intangible assets are from April 1, 2004 tested annually for impairment, as well as when there are indications of impairment. According to the transitional provisions of AC140, AC129 (revised) and AC128 (revised), the standards have been applied prospectively from April 1, 2004, with no restatement of the comparative figures. The adoption of these accounting standards had no impact on prior year results or opening equity as at April 1, 2004. Amortization of goodwill for the years ended March 31, 2004 and 2003 amounted to Rand 295.3 million and Rand 275.4 million respectively. Impairments and adjustments to goodwill for the years ended March 31, 2005, 2004 and 2003 amounted to Rand 134.1 million, Rand 124.2 million and Rand 12.0 million respectively.

Naspers adopted AC501 “Accounting for South African secondary tax on companies (STC)” on April 1, 2004. AC501 provides guidance on the recognition and disclosure aspects of STC. In terms of AC501, Naspers is required to raise deferred tax assets in respect of unutilised STC credits, to the extent that it is probable that the group will declare future dividends against which the STC credits can be utilised. Naspers adopted AC501 retrospectively by restating comparative information. The adoption of AC501 increased the group’s retained earnings at April 1, 2002, 2003 and 2004 by Rand 39.2 million, Rand 44.4 million and Rand 48.2 million respectively. The taxation charges for the group for the years ended 31 March 2003 and 2004 was reduced by Rand 5.9 million and Rand 4.5 million respectively. Due to these adjustments to the taxation charges the minority shareholders’ interest in the group’s net profits for the years ended March 31, 2003 and 2004 increased by Rand 0.7 million in each of the respective years. Deferred tax assets increased by Rand 46.1 million and Rand 50.6 million at March 31, 2003 and 2004 respectively. At March 31, 2005 a net deferred tax asset of Rand 63.4 million exists relating to STC credits available to Naspers.

Under U.S. GAAP Naspers adopted the accounting policy described below for the first time during fiscal 2005:

Naspers adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“VIE's”) (“FIN 46”). FIN 46 adds another consolidation basis to U.S GAAP literature, one that is based on the control of economic benefits rather than legal control and requires certain entities, known as VIEs, to be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having a majority of the risks and rewards arising from the VIE. Additionally, for VIEs in which a significant but not majority, variable interest is held, certain disclosures are required. The adoption of FIN 46 resulted in the consolidation of some of the Naspers’ previously unconsolidated joint ventures, including M-Net, SuperSport, KSC Commercial Internet Company Limited, Free State Cheetahs and Griqualand West Rugby.

New Accounting Standards

South African GAAP

The new JSE Listing Requirements requires that Naspers apply International Financial Reporting Standards (“IFRS”) for the year ended March 31, 2006. Naspers is in the process of assessing what the impact of the adoption of IFRS on the group’s results of operations and financial position would be. The following IFRS standards will have an impact for the 2006 year-end:

The International Accounting Standards Board (“IASB”) issued IFRS 1 “First-time adoption of IFRS” in June 2003. This statement applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. It sets out the principles that the group will have to apply in preparation of its first annual financial statements under IFRS for the year ended March 31, 2006.

The IASB issued its improved standards under the “Improvements Project” in December 2003. This exposure draft is on improvements to International Accounting Standards (“IAS”) and proposes substantial revisions to the certain standards and lesser revisions to some others. The group will adopt the reissued standards in financial year March 2006 and is currently evaluating the effects of these reissued statements.

The Improvements Project prescribes the following main changes to existing statements:

The amendment to IAS 1 “Presentation of Financial Statements” requires the separate presentation of current and non-current assets and liabilities on the face of the balance sheet, and indicates that presentation on a liquidity basis is only to be used when such a presentation provides information that is reliable and more relevant. The classification of debt at the balance sheet date should also not consider post-balance sheet refinancing, amendments or waivers. The amendment further prohibits any expense and income items to be disclosed as “extraordinary.” Additional disclosure required by IAS 1 includes the key assumptions about the future, and other sources of estimated uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The last-in, first-out (LIFO) method of measuring the cost of inventories will no longer be allowed under the amended IAS 2 “Inventories”. Separate accounting is required for an interest expense in respect of inventories acquired on deferred settlement terms. The difference between the purchase price for normal credit terms and the amount paid will need to be recognised as interest expense over the period of the financing. Exchange differences on acquisition of inventories invoiced in a foreign currency will also no longer be included in the costs of purchase of inventories.

The current allowed alternative of recognising the cumulative effect of voluntary changes in accounting policies and corrections of errors in the current period, is no longer available under the amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. Detailed disclosure is also required of impending changes in accounting policies when an entity has yet to implement a new standard or interpretation that has been issued, but has not yet come into effect. The distinction between fundamental and other material errors has been eliminated. IAS 8 now refers to “prior period errors.”

The revised IAS 10 “Events After the Balance Sheet Date” clarifies that if an entity declares a dividend after the balance sheet date, the entity should not recognise those dividends as a liability at the balance sheet date. Such dividends should only be disclosed in accordance with IAS 1.

The updated IAS 16 “Property, Plant and Equipment” clarifies that an entity is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment. IAS 16 requires that the cost of an item of property, plant and equipment should include the costs relating to its dismantlement, removal or restoration as a consequence of installing the item and also such costs incurred during the period of use for purposes other than producing inventory. The residual value and useful life of an asset must be reviewed annually. Residual value should not include expected future inflation. An entity is required to begin depreciating an item of property, plant and equipment when it is available for use, and there is no cessation of depreciation when assets are idle.

Based on the revised IAS 17 “Leases”, a lease of land and buildings is required to be split into two elements—a lease of the land and a separate lease of the buildings. Initial direct costs incurred by a lessor in negotiating a finance lease need to be included in the initial measurement of finance lease receivables. Initial direct cost incurred by lessors in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as the lease income.

The revised IAS 21 “The Effects of Changes in Foreign Exchange Rates” incorporates the guidance previously included in SIC-19 “Reporting Currency—Measurement and Presentation of Financial Statements” under IAS 21 and IAS 29 and SIC-30 “Reporting Currency—Translation from Measurement Currency to Presentation Currency”. The notion of “reporting currency” has been replaced by the concepts of “financial currency” and “presentation currency”—an entity does not have a free choice of functional currency, which is the currency of the primary economic environment in which the entity operates. IAS 21 now requires goodwill and fair value adjustments to assets and liabilities that arise on the acquisition of a foreign operation to be treated as assets and liabilities of that operation and therefore to be expressed in the functional currency of that operation.

The revised IAS 24 “Related Party Disclosures” now explicitly requires the disclosure of compensation of key management personnel (which includes non-executive directors). Disclosure of related party transactions required has been extended to include details of any guarantees and provision for doubtful debts. Financial statements of parent companies and wholly owned subsidiaries are no longer exempt from providing related party disclosures. The revised standard defines “close family members” of a related party to the entity.

In terms of the revised IAS 27 “Consolidated and Separate Financial Statements” the use of the equity method of accounting by a parent in its separate financial statements is prohibited in the amended statement. Exemptions from consolidation of subsidiaries have been removed. Subsidiaries acquired exclusively with a view to resale should also be accounted for in terms of IFRS 5. All group companies will now be required to use uniform accounting policies as the current impracticability exception has been removed from the revised statement. Minority interest will also in the future need to be disclosed as part of equity, separately from the parent shareholders’ equity.

The revised IAS 28 “Accounting for Investments in Associates” modifies the guidance previously in SIC-20 “Equity Accounting Method—Recognition of Losses” by including other long-term interests that form part of the investor’s net investment in the associate when recognising an investor’s share of losses. Interests to be considered do not include trade receivables, trade payables or any long term receivables for which adequate collateral exists. The standard also requires an investor to make appropriate adjustments so that the associates’s financial statements conform to the investor’s accounting policies. The “impracticability” exception is no longer available.

IAS 31 “Interest in Joint Ventures” now provides exemptions from application of proportionate consolidation or the equity method similar to those provided for certain parents not to prepare consolidated financial statements. The exclusion from applying proportionate consolidation or the equity method when the joint venture is operating under severe long-term restrictions is no longer permitted.

The revised IAS 33 “Earnings per Share” incorporates the guidance of SIC-24 “Earnings per Share—Financial Instruments and Other Contracts that May be Settled in Shares” and provides additional guidance on the treatment of selected complex matters.

In terms of the revised IAS 40 “Investment Property” a property interest that is held by a lessee under an operating lease that meets the definition of investment property may be treated as investment property if the operating lease is accounted for as if it were a finance lease in accordance with IAS 17, and the lessee uses the fair value model in terms of  IAS 40.

Naspers is currently assessing the impact of the adoption of the Improvements Project, but has not quantified the impact of adopting the revisions to the current standards.

In December 2003, IFRS was amended as the IASB released revised IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”. These standards replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and must be applied for annual periods beginning on or after 1 January 2005. Under IAS 39 (revised) no cash flow hedge accounting is available on forecast intragroup transactions. On 14 April 2005, the IASB issued an amendment to IAS 39 “Financial Instruments: Recognition and Measurement—Cash Flow Hedge Accounting of Forecast Intragroup Transactions.” This amendment allows the foreign currency risk of a forecast intragroup transaction to qualify as a hedged item in consolidated financial statements.

The IASB issued the “macro hedging” and “prospective effectiveness test” amendment to IAS 39 “Financial Instruments: Recognition and Measurement” on 31 March 2004. The amendment to “macro hedging” enables fair value hedge accounting to be used more readily for a portfolio hedge of interest risk—a macro hedge—than under the current version of IAS 39 that the IASB published in December 2003. The amendment is effective for annual periods commencing on or after 1 January 2005. The relaxation of the “prospective effectiveness test” from “almost fully offset” to “highly effective” should better enable entities to meet the hedge criteria.

In June 2005, the IASB issued an amendment to the fair value option contained in the 2003 revision of IAS 39 to permit the irrevocable designation on initial recognition of financial instruments only when (a) such designation significantly reduces an accounting mismatch, (b) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and (c) an instrument contains an embedded derivative that meets particular conditions. The amendment is effective for annual periods commencing on or after 1 January 2006.

The IASB issued IFRS 2 “Share-based payments” in February 2004 and will be effective date for the group’s March 2006 year-end. The objective of this standard is to ensure that an entity recognises all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. Naspers estimates that a share-based compensation charge of between Rand 100 million and Rand 125 million will be accounted for under IFRS 2 for the financial year ended March 31, 2005.

The IASB issued IFRS 5 “Disposal of non-current assets and presentation of discontinued operations” in March 2004 and will be effective date for the group’s 31 March 2006 year-end. The objective of this standard is to improve the information in financial statements about assets and disposal groups that are to be disposed of and discontinued operations. Naspers will adopt IFRS 5 during its financial year ending March 31, 2006 and is currently evaluating the effects of the standard.

U.S. GAAP

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus (EITF 04-10) with regard to applying Paragraph 19 of FASB Statement No. 131 (“SFAS 131”)”, Disclosures about Segments of an Enterprise and Related Information and Related Information, in determining whether to aggregate operating segments that do not meet the quantitative thresholds. There is diversity in practice regarding how an entity might consider the aggregation criteria listed in SFAS 131 to operating segments that do not meet the qualitative thresholds. At the September 2004 meeting the Task Force reached a consensus that operating segments must always have similar economic characteristics and meet a majority of the remaining five aggregation criteria listed in SFAS 131, in order to be aggregated. The original effective date was for fiscal years ending after October 13, 2004. At its November 2004 meeting the Task Force delayed the effective date of the issue to coincide with the effective date of the proposed FASB Staff Position (not yet issued) on the meaning of “similar economic characteristics”. The corresponding information for earlier periods, including interim periods, shall be restated, unless it is impractical to do so. Naspers is currently evaluating the impact of EITF 04-10 on its segment reporting information.

In September 2004, the EITF reached a consensus on Topic No. D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” Companies who have applied the residual method to the valuation of intangible assets for purposes of impairment testing should perform an impairment test applying this guidance by no later than the beginning of their first fiscal year beginning after December 15, 2004. Impairments of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. These requirements should be applied to business combinations completed after September 29, 2004. The adoption of EITF D-108 did not impact the group’s consolidated financial statements.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 will not have a material impact on the group’s financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. SFAS 123R requires all share-based payments to employees to be recognised in the income statement based on their grant date fair values over the corresponding service period and also requires estimation of forfeitures when calculating compensation expense. In April of 2005 the FASB revised the adoption date of this revised statement effective the first annual reporting period that begins after June 15, 2005. Accordingly, Naspers will adopt this revised statement on April 1, 2006. The group is currently evaluating the impact of SFAS 123R on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain or loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain or loss recognition on assets surrendered in exchange transactions. Naspers will be required to adopt SFAS No. 153 on April 1, 2006, and believes the adoption of this standard will not have a material impact on the group’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Naspers is currently evaluating the impact the standard will have on the group’s financial position, results of operations and cashflows.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied in the financial statements. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Naspers will be required to adopt SFAS 154 on April 1, 2006 and believes the adoption of this standard will not have a material impact on the group’s financial statements.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.      Directors and Senior Management

The articles of association of Naspers provide that the board of directors must consist of not less than 4 members, nor more than 15 members at any time. The board currently consists of 12 members. In accordance with the JSE listing requirements, one-third of the non-executive directors comprising Naspers’ board are, on a rotating basis, obliged to retire and are eligible for re-election at each annual general meeting of shareholders. The business address for all the directors is 40 Heerengracht, Cape Town, 8001, South Africa. All the directors are South African citizens. All the directors are non-executive directors except for Koos Bekker and Steve Pacak.

As of September 1, 2005, the directors and senior management of Naspers, their respective ages, their position, the year in which they were first appointed and the year in which their current term expires, where applicable, are as follows:

Name	Age	Position	Year First Appointed to Current Position	Expiration of current term
Naspers directors:
Ton Vosloo	68	Chairman of the Board of Directors	1997	2006
Koos Bekker	52	CEO Naspers and Director	1997	2007
Steve Pacak	50	CFO Naspers and Director	1998	Permanent
Boetie van Zyl	66	Director	1988	2008
Lourens Jonker	66	Director	1996	2007
Neil van Heerden	66	Director	1996	2007
Ben van der Ross	58	Director	1999	2008
Prof. Jakes Gerwel	59	Director	1999	2007
Prof. Hein Willemse	48	Director	2002	2006
Adv. Francine-Ann du Plessis	50	Director	2003	2006
Dr. Rachel Jafta	44	Director	2003	2006
Fred Phaswana	61	Director	2003	2006

Senior Management:
Cobus Stofberg	54	CEO MIH Group	1998	—
Steve Ward	51	CFO MIH Group	2000	—
Andre Coetzee	53	General Counsel MIH Group	1999	—
Mark Sorour	43	Chief Investment Officer	2002	—
Jim Volkwyn	47	CEO Pay-television Platforms	2000	—
Antonie Roux	47	CEO Internet Operations	2002	—
Jan Steenkamp	42	CEO Entriq	2002	—
Graham Kill	40	CEO Irdeto Access	1998	—
Nolo Letele	55	CEO MultiChoice South Africa	1999	—
Kim Reid	35	CEO M-Web South Africa	2003	—
Glen Marques	45	CEO M-Net	2000	—
Heinrich Enslin	43	CEO SuperSport	2000	—
Hein Brand	40	CEO Media24	2005	—
Francois Groepe	35	CFO Media24	2003	—
Jan Malherbe	57	CEO Media24 Newspapers	1983	—
Patricia Scholtemeyer	43	CEO Media24 Magazines	2000	—
Stephen van der Walt	36	CEO Paarl Media	2005	—

Directors

Ton Vosloo became the chief executive officer of Naspers Limited in 1984 and subsequently served as executive chairman from 1992 to 1997. Mr. Vosloo was a journalist from 1956 to 1983 and editor of the daily newspaper Beeld from 1977 to 1983. He is also a former chairman of the World Wide Fund for Nature in South Africa and the current chairman of the Cape Philharmonic Orchestra and a trustee for the Stigting vir Bemagtiging deur Afrikaans. Mr. Vosloo is chairman of Media24, MIH

BV, MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1997. He is also a former chairman of Sanlam.

Koos Bekker led the founding team of M-Net in 1985 and was chief executive officer of MIH Holdings. Mr. Bekker was a founding director of MTN and served as chief executive officer of NetHold until 1997. He is a director of Media24, MIH BV, MIH Holdings, SuperSport, M-Net and other companies within the group. Mr. Bekker has been the chief executive officer of Naspers since 1997.

Steve Pacak joined the Naspers group in 1988 as chief financial officer of M-Net Limited. He served as chief executive officer of M-Cell from 1995 to 1998. Currently, he is a director of Media24, MIH BV, MIH Holdings, SuperSport, M-Net and other companies within the group. In 1998, Mr. Pacak was appointed as executive director and CFO of Naspers.

Boetie van Zyl joined the Naspers group as director in 1988. Mr. van Zyl is a member of the board of directors of amongst others MIH BV, MIH Holdings, Sanlam and Murray & Roberts and a trustee of the World Wide Fund for Nature in South Africa. He is a director of Media24, chairman of the audit and risk management committee and a member of the executive, human resources and nomination committee.

Lourens Jonker joined the Naspers group in 1996. Mr. Jonker, the owner of the Weltevrede wine estate near Bonnievale, is a member of the board of directors of ABSA. He is a former chairman of the KWV group.

Neil van Heerden joined the Naspers group in 1996. Mr. van Heerden is a trustee of the University of the Western Cape, former executive director of the South Africa Foundation, councilor of Business Unity South Africa and a member of the boards of directors of BMW (SA) and various other companies.

Ben van der Ross joined the Naspers group in 1999. Mr. van der Ross is the chairman of Bonatla Property Holdings and a member of the boards of directors of Momentum, FirstRand and Pick ‘n Pay Stores Limited. He is a former chief executive officer of Business South Africa. He is currently the chairman of the Naspers Welkom share scheme.

Prof. Jakes Gerwel joined the Naspers group in 1999. He is a previous director general in the office of former president Nelson Mandela, secretary to the cabinet and rector of the University of the Western Cape. Professor Gerwel, who is chancellor of Rhodes University, is chairman of Brimstone Investment Corporation, South African Airways and Educor. He is also a director of Media24, and a member of the executive and human resources and nomination committees of Naspers.

Prof. Hein Willemse joined the Naspers group as director in August 2002. He is a member of the boards of trustees of various organizations and community bodies, including the Shoma Education Trust and the Welkom share scheme. He is the head of the Department of Afrikaans at the University of Pretoria.

Advocate Francine-Ann du Plessis joined the Naspers group in 2003. She is a director of Loubser Du Plessis Inc, a firm of chartered accountants, the Industrial Development Corporation (IDC) of South Africa, the KWV group, Sanlam and Findevco. Advocate Du Plessis is also a member of the Naspers and Media24 audit and risk management committees.

Fred Phaswana joined the Naspers group in 2003. He is a director of Anglo American plc. He is chairman of BP Southern Africa, Transnet, the South African Energy Association, the Cape Town Graduate School of Business Board of Advisors and the South African Institute of International Affairs. Mr. Phaswana is also vice chairman of the World Wide Fund for Nature in South Africa, vice chairman of the South Africa Foundation and honorary president of the Cape Town Press Club.

Doctor Rachel Jafta, who joined the Naspers group in 2003, is a senior lecturer in economics at the University of Stellenbosch. She is a member of the South African Economic Society and the New York Academy of Science. Dr Jafta is also a trustee of the Don Caldwell Trust and the Helen Suzman Foundation and a member of the South African Institute of Race Relations.

Senior Management

Cobus Stofberg began his affiliation with the Naspers group in 1985. He has held a variety of positions, including chief operating officer, within the MIH Holdings group of companies. Prior to this, Mr. Stofberg served as director of NetHold, NetMed and NetHold group companies. Currently, he is chief executive officer and a director of MIH BV.

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

Kim Reid began his career with Naspers in 2000. He was the chief financial officer of MultiChoice before being appointed the chief executive officer of M-Web in 2003. Prior to joining the Naspers group, he held managerial positions at Barlows Limited, the Gary Player group and Sony Music.

Glen Marques began his career with the Naspers group in 1997 as director of business development for SuperSport International Holdings Limited and in 1999 he was appointed chief operations officer of SuperSport. Prior to joining the group, he worked as senior legal adviser to the South African Independent Broadcasting Authority and executive director of the National Association of Broadcasters. He was appointed as M-Net chief executive officer in May 2000.

Heinrich Enslin joined M-Net in 1990 and was appointed as the MIH group management accountant in 1997. In 1998 he was appointed as the chief financial officer of SuperSport and assumed his current position as chief executive officer of SuperSport in 2000.

Hein Brand joined the Naspers group in 1998 as finance executive. He is a former financial director of Bonnita (Pty) Ltd. He is a former chief executive officer of Via Afrika and financial director of Media24. He was appointed as chief executive of Media24 in April 2005.

Francois Groepe joined the Anglovaal Group in 1992. In 1995 he joined the South African subsidiary of the international re-insurer, Swiss Re and was later appointed as CFO. In 2002 he was transferred to the company’s head-office in Zurich, Switzerland, where he was senior group controller for the Life and Health Business Group. In August 2003 he returned to South Africa to take up the position of CFO at Media24. In 2004 he was appointed as an executive director of Media24.

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

Stephen van der Walt began his career with the Naspers group in 2000 as group financial director of Paarl Media Holdings. In 2004 he was appointed chief operating officer of Paarl Media Holdings, and in 2005 chief executive officer of Paarl Media Holdings.

6.B.         Compensation

Directors

The individual non-executive directors of Naspers received the following compensation during fiscal 2005:

Non-executive Directors	Directors fees	Committee(1) and trustee(2) fees	Total
	R’000	R’000	R’000

Ton Vosloo(3),(4),(5),(8)	1,788	—	1,788
Boetie van Zyl(3),(4), (5)	629	355	984
Prof. Elize Botha(4),(7)	265	—	265
Lourens Jonker	130	—	130
Neil van Heerden	130	105	235
Ben van der Ross	130	39	169
Prof. Jakes Gerwel(3), (4), (6)	570	51	621
Prof. Hein Willemse	130	3	133
Adv. Francine-Ann du Plessis	140	155	295
Dr. Rachel Jafta	140	35	175
Fred Phaswana	130	—	130
Total	4,182	743	4,925
___________

(1)	Committee fees for attendance at the audit and risk management, human resources and nomination and budget committee meetings of the board.

(2)	Trustee fees include fees for attendance at the various retirement fund trustee meetings of the group’s retirement funds, share trusts as well as for the attendance at Welkom trustee meetings.

(3)	Directors’ fees include fees for services as directors of Media24.

(4)	Directors’ fees include fees for services as directors of Via Afrika.

(5)	Directors’ fees include fees for services as directors of MIH Holdings and MIH BV.

(6)	Directors’ fees include fees for services as directors of Educor Holdings Limited.

(7)	Prof. Elize Botha retired from the Naspers board of directors on August 26, 2005, having reached the compulsory retirement age for directors.

(8)
Fees for Mr. Ton Vosloo also include payments in connection with him acting as trustee and chairperson of the pension funds and share incentive trusts of the Naspers group, acting as a member and chairperson of board committees of several group companies and representing Naspers and its board of directors in other respects from time to time.

The individual executive directors of Naspers received the following salary, bonuses and related benefits compensation during fiscal 2005:

Executive directors	Salary	Bonuses	Pension and medical benefits	Total

	R’000	R’000	R’000	R’000

Koos Bekker	—	—	—	—
Steve Pacak	1,846	2,000	177	4,023

Mr. Bekker does not qualify for any salary or bonuses. He receives a share allocation under the Naspers’ share incentive scheme. Mr. Bekker’s current contract was approved by the shareholders in general meeting on August 30, 2002, and will expire on September 30, 2007. Mr. Pacak qualifies for salary and bonuses, as well as share allocations under the Naspers’ share incentive scheme. Details in respect of the participation by the executive directors of Naspers in scheme shares not yet released in the Naspers share incentive scheme are as follows:

Name	Date of Grant	Number of Class N ordinary shares	Purchase Price Per Share (Rand)	Future Vesting Date

Koos Bekker(1)	October 1, 2002	817,470	22.39	October 1, 2005
	October 1, 2002	817,470	23.35	October 1, 2006
	October 1, 2002	817,471	24.50	October 1, 2007
	December 17, 2002	745,426	29.09	December 17, 2005
	December 17, 2002	745,426	30.37	December 17, 2006
	December 17, 2002	745,428	31.54	December 17, 2007
Steve Pacak	January 2, 2003	166,666	23.50	January 7, 2006
	January 2, 2003	166,666	23.50	January 7, 2007
	January 2, 2003	166,668	23.50	January 7, 2008
	September 9, 2004	33,333	50.00	September 9, 2007
	September 9, 2004	33,333	50.00	September 9, 2008
	September 9, 2004	33,334	50.00	September 9, 2009

(1)   Mr. Bekker has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch. Mr. Bekker does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. Mr Bekker’s contract is for a five-year period starting on October 1, 2002. No compensation will be payable upon termination.

______

Senior Management

The aggregate salary, bonus and related benefits compensation paid by Naspers and the amount set aside by Naspers to provide pension, retirement and similar benefits to the named senior management as a group during fiscal 2005, was as follows:

Rand (thousands)*

Salaries	33,418
Bonuses	19,177
Retirement and medical benefits	5,114
Total	57,709
___________

*
Mr. De Swardt, who was a member of senior management during fiscal 2005, has retired and is no longer a member of the senior management of the Naspers group. Any salary, bonus or related benefits received by him during fiscal 2005 up until March 31, 2005, are included in this table.

The human resources and nomination committee of the Naspers board have approved a bonus incentive scheme for senior executives of Naspers. These bonus payments are based on performance objectives and are formally authorized by this committee.

6.C.        Board Practices

See “Item 6.A. Directors and Senior Management” for a description of the terms for which the individual directors have held office.

Non-executive directors that are not re-elected will receive no additional benefits upon the termination of their appointment. The directors’ service contracts, as well as Mr. Bekker’s contract, do not provide for any pre-determined compensation as a result of termination.

Audit and risk management committee

The members of the audit and risk management committee during fiscal 2005 were Mr. JJM van Zyl (Chairperson), Mr. NP van Heerden (retired on November 16, 2004), Advocate F du Plessis and Ms. RCC Jafta (appointed on November 16, 2004). During fiscal 2005, the audit and risk management committee held four meetings.

The responsibilities of this committee also include risk management, as well as compliance with the JSE, the SEC and the Nasdaq requirements. A board-approved charter, which defines the committee’s mandate and responsibilities, has been adopted. The main responsibilities of the committee are to:

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
-
evaluate procedures and systems (including, without limitation, internal controls, financial reporting and disclosure controls and procedures, and information systems) introduced by management, ensuring that these are functioning effectively;

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

6.D.      Employees

General

As of March 31, 2005, Naspers and its subsidiaries had 10,817 full-time employees and 1,728 part-time employees. As of March 31, 2005, approximately 11.8% of Naspers’ employees in South Africa were represented by trade unions. Naspers believes that its labor relations are satisfactory. The following table relates to the employees employed by Naspers and its subsidiary companies.

	2003		2004		2005
	Permanent	Temporary	Permanent	Temporary	Permanent	Temporary
Electronic media
- Pay-television	1,328	577	1,497	261	1,458	281
- Technology	223	15	283	16	427	19
- Internet	1,417	193	871	180	1,079	213
Print media
- Newspapers, magazines and printing	5,187	1,065	5,068	1,146	5,172	352
- Education	1,167	763	1,221	662	1,364	663
- Books	871	238	1,019	168	1,317	200
Total	10,193	2,851	9,959	2,433	10,817	1,728

Regulation of the South African Labor Market

In 1994, the South African government embarked on a program to reform South African labor laws. The primary purpose of the reforms was to secure greater protection for employees. The core of the new labor law framework is the Labour Relations Act, 1995 (the “Labour Relations Act”) which governs relations between employees and management.

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

The Labor Relations Act has been extensively amended with effect from August 1, 2002. The most notable amendments are the right to strike in opposition of large retrenchment exercises and a more employer-friendly dispensation on compensation for unfair dismissal. The amendments also create presumptions in favor of “independent contractors”, making it possible for them to claim rights as employees. The amendments also seek to clarify the transfer of contracts of employment in the case of transfers of a business, trade or undertaking as a going concern.

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

The Employment Equity Act, 1998 (the “Employment Equity Act”) requires certain designated employers, including employers who employ 50 or more employees, to promote equal opportunity and fair treatment by eliminating unfair discrimination and to implement affirmative action measures designed to ensure that suitably qualified persons from previously disadvantaged groups have equal employment opportunities and are equitably represented in the workforces of the designated employers. Designated employers are required to implement an employment equity plan designed to achieve reasonable progress towards such employment equity. The Employment Equity Act empowers the Director General of the Department of Labour and labor inspectors, through inspections, reviews and the referral of contraventions to the Labour Court, to enforce the employment equity obligations contained in the Employment Equity Act. In the event of a referral to the Labour Court, the Labour Court may make any appropriate order including an order:

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

6.E.      Share Ownership

Almost all of Naspers’ executive directors and senior management participate in the Naspers share incentive scheme. A number also participate in one or more of the various share incentive schemes Naspers operates at a subsidiary level, most notably the MIH Holdings and MIH (BVI) Limited share incentive schemes. Pursuant to a resolution of Naspers shareholders taken on September 3, 2004, the total number of Class N ordinary shares, having regard to the number of Class N ordinary shares allocated to but not yet released to participants under the various share incentive schemes, shall not in the aggregate at any given time exceed 11% of the total issued Class N ordinary shares then in issue.

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

Upon the completion of the Naspers reorganization in 2002 (see “Item 4.A. History and Development”), the rights previously granted to employees to purchase MIH Limited Class A ordinary shares under the MIH Limited Share Trust were converted into a right to purchase 3.5 Class N ordinary shares or 0.35 Naspers ADSs, as the case may be, for each MIH Limited Class A ordinary share an employee would otherwise have been entitled to acquire. In addition, upon completion of the scheme of arrangement between Naspers and MIH Holdings (see “Item 4.A. History and Development”), the rights granted to employees to purchase MIH Holdings ordinary shares under the MIH Holdings Limited Share Trust were converted into a right to purchase one Class N ordinary share for every 2.25 MIH Holdings ordinary shares an employee would otherwise have been entitled to acquire. The MIH Limited and MIH Holdings trust deeds have been amended to reflect the changes to each share scheme resulting from the reorganization.

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

The aggregate number of Class N ordinary shares allocated to the executive directors and senior management, participating in the group’s share incentive plans at March 31, 2005 was 15,341,519 at purchase prices ranging from Rand 28.81 to Rand 93.94 and vesting periods until September 9, 2009.

Naspers Share Incentive Scheme

Pursuant to the deed constituting the Naspers Limited Share Trust, Naspers established the Naspers Limited Share Scheme on August 14, 1987, and appointed trustees to administer the share scheme. The share scheme is intended to provide an incentive to Naspers’ employees, by giving them an opportunity to acquire Class N ordinary shares. Voting control for the Naspers Share Trust is exercised by two trustees. They are non-executive directors of Naspers and are not allowed to participate in the share incentive scheme. Naspers may allocate to the Naspers Limited Share Trust a number of Class N ordinary shares which represent in aggregate, no more than 11% of the total number of issued Class N ordinary shares. These shares become “scheme shares” for the purpose of the share scheme and an amount equal to the total consideration payable in respect of the scheme shares is advanced by Naspers to the trust on the basis of an interest-free loan.

Under the share scheme, the trustees may make offers or grant options in respect of scheme shares to selected employees at a price equal to the higher of the nominal value or market price, or a price determined by the trustees within the Rules of the JSE. The employees are selected and the number of shares offered per participant are determined by the trustees within an allotment structure approved by the personnel committee of the Naspers board. Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 30 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is not later than 10 years after the effective date of the offer. Under the share scheme, irrespective of whether the purchase price has been paid or not, the shares will generally not be released before the third, fourth and fifth anniversaries of the effective date of the offer. The trustees may, however, in their discretion allow earlier release dates.

MIH Limited Share Incentive Scheme

Pursuant to the deed constituting the MIH Limited Share Trust, MIH Limited established the MIH Limited share scheme on March 25, 1999, and appointed trustees to administer the share scheme. MIH Limited could allocate to the trust a number of Class A Ordinary Shares which represented, in aggregate, no more than 10% of the total issued share capital of MIH Limited. Voting control for the trust was exercised by the trustees who were independent of the Naspers group. Class A ordinary shares which were allotted to the Trust for the purpose of the share scheme become “scheme shares” and an amount equal to the total consideration payable in respect of the scheme shares was advanced by MIH Limited to the Trust as an interest-free loan. Under the share scheme, the trustees offered or granted options in respect of MIH Limited shares to selected employees at a price determined by the trustees in accordance with the provisions of the trust deed, which price was the market value on the day on which an offer was made to an employee. The employees were selected and the number of shares was determined by the compensation committee of the MIH Limited board, which advised the trustees accordingly.

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

On July 1, 2003 the trustees gave all MIH Limited share scheme participants an opportunity to convert their Naspers ADSs, listed on Nasdaq and payable in U.S. dollars, to Class N ordinary shares listed on the JSE and payable in Rand, and their Class N ordinary shares payable in U.S. dollar to being payable in Rand.

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

Historically Mr. Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002, Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Naspers Class N ordinary shares. On September 28, 2004, 24,889 Naspers Class N ordinary shares were delivered to Mr. Pacak upon payment of the amount at an average price of Rand 14,70 per share (the original offer price based on the listed market prices of MIH Holdings shares on the date of the offers) due to the MIH Holdings Share Trust. The closing price of a Naspers share on September 28, 2004 was Rand 50,90. Mr. Pacak still owns these shares. At March 31, 2005, a total of 116,308 (2004: 141,197) Naspers Class N ordinary shares have been allocated to Mr. Pacak with vesting periods until February 15, 2007.

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

Historically Mr. Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003 SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2,119 Naspers Class N ordinary shares have been allocated to Mr. Pacak with vesting periods until August 26, 2004.

In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers Class N ordinary shares. A total of 5,305 Naspers Class N ordinary shares have been allocated to Mr. Pacak with vesting periods until August 26, 2004.

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

Historically Mr. Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004 Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5,805 Naspers Class N ordinary shares have been allocated to Mr. Pacak with vesting periods until August 26, 2004.

Share Holdings

The directors of Naspers beneficially and non-beneficially owned the following interests in Class A and Class N ordinary shares as of March 31, 2005:

	Class N ordinary shares	Class A ordinary shares

Ton Vosloo	325,000	—

Koos Bekker	3,847,510(1)	—
Steve Pacak	441,818(2)	—
Boetie van Zyl	224,154	745
Prof. Elize Botha	15,332	—
Lourens Jonker	68,000	—
Neil van Heerden	2,300	—
Ben van der Ross	—	—
Prof. Jakes Gerwel	—	—
Prof. Hein Willemse	—	—
Adv. Francine-Ann du Plessis	500	—
Dr. Rachel Jafta	—	—
Fred Phaswana	630	—
Directors as a group	11,917,644(3)	570,089(4)
__________

(1)	This includes 3,354,420 vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(2)	This includes 200,000 vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(3)
This includes 6,992,400 Class N ordinary shares (excluding the shareholdings listed in note 1 and 2 above) held by the Naspers Share Incentive Trust, which shares may be considered to be beneficially owned by two directors of Naspers since these directors are also trustees of the Naspers Share Incentive Trust. In terms of the regulations of the JSE, the Naspers Share Incentive Trust is prohibited from voting in respect of certain types of shareholder resolutions.

(4)
This includes the 569,344 Class A ordinary shares held by Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited, which shares may be considered to be beneficially owned by certain directors of Naspers since those directors are also the directors of such entities and have voting power over these shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

Naspers' capital stock consists of Class A ordinary shares and Class N ordinary shares. Certain Class N ordinary shares are represented by ADSs. As of March 31, 2005, Naspers had 712,131 Class A ordinary shares outstanding and 314,548,700 Class N ordinary shares outstanding.

The Class N ordinary shares are listed on the JSE and carry one vote per share on a poll. Naspers ADSs are listed on the Nasdaq National Market in the United States, and holders of ADSs are entitled to the voting rights of the underlying class N ordinary shares, subject to certain terms of the ADSs relating to voting procedures. From July 15, 2005, 1 ADS represents 1 class N ordinary share. The Class A ordinary shares are not listed on any stock exchange and carry 1,000 votes per share on a poll. The holders of the Class A ordinary shares collectively hold 69.3% of Naspers’ total voting rights. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of Class A ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of Class A ordinary shares. The members of the boards of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are also members of the board of directors of Naspers Limited. Therefore, Naspers’ board will determine to a large extent the outcome of any shareholder votes.

The following table presents, as of July 31, 2005, the beneficial ownership of each class of Naspers’ ordinary shares by each person or entity which, to Naspers’ knowledge, owns more than 5% or more of either class of its ordinary shares, and all of Naspers’ directors as a group.

Unless otherwise indicated, to Naspers’ knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent applicable law gives spouses shared authority.

BENEFICIAL OWNER	NUMBER OF CLASS A	PERCENTAGE OF CLASS A	NUMBER OF CLASS N	PERCENTAGE OF CLASS N	TOTAL VOTING
ORDINARY SHARES	ORDINARY SHARES	ORDINARY SHARES	ORDINARY SHARES	PERCENTAGE

Coronation Fund Managers(1)	—	—	36,598,837	11.64%	3.56%
Old Mutual Asset Managers(1)	—	—	31,612,157	10.05%	3.08%
Allan Gray Ltd(1) .	—	—	20,193,255	7.37%	2.26%
RMB Asset Management(1)	—	—	17,574,645	6.43%	1.97%
Sanlam Investment Management(1)(2)	122,250	17.17%	19,950,725	5.59%	13.62%
Naspers Beleggings Limited(3)	350,000	49.15%	—	—	34.06%
Keeromstraat 30 Beleggings Limited(3)	219,344	30.80%	—	—	21.34%
Directors as a group	745	0.10%	11,830,434	3.75%	1.22%
Total	692,339	97.22%	140,978,688	44.82%	81.17%
___________

(1)	Asset managers whose shareholdings vary between fiscal years based upon their own portfolio management activities.

(2)
Mr. Boetie van Zyl and Adv. F du Plessis, both Naspers directors, are also directors of Sanlam Limited, the holding company of Sanlam Life Insurance Limited of which Sanlam Investment Management (Pty) Limited is a wholly-owned subsidiary. Five directors of Sanlam Limited are also directors of Sanlam Investment Management (Pty) Limited whilst four directors of Sanlam Life Insurance Limited. are also directors of Sanlam Investment Management (Pty) Limited. Both Mr Van Zyl and Adv. F du Plessis are directors of Sanlam Life Insurance Limited, as well as Dr Wilmot James who is a director of Media24 Limited, a major subsidiary of Naspers Limited. Only Adv. F du Plessis is a director of Sanlam Investment Management (Pty) Limited.

(3)	Public companies controlled by certain directors of Naspers.

The shareholders listed above do not have different voting rights than other shareholders of the same respective class.

The Public Investment Commission reduced their shareholding in Naspers over the last year. The Public Investment Commission is therefore not listed as a shareholder holding more than 5% of Naspers’ Class N ordinary share capital. Corronation Fund Managers and Allan Gray Limited increased their interests in Naspers during the past year to in excess of 5% of the Class N ordinary share capital of the group.

The board of directors of Naspers is not currently aware of any arrangements which may result in a change of control of Naspers.

As at the end of July 2005, as far as it has been practicable for Naspers to ascertain, there were no beneficial U.S. holders of Class A ordinary shares and there were 164 beneficial U.S. holders of Class N ordinary shares, totaling 1,401,953 Class N ordinary shares.

7.B.      Related Party Transactions

Channel Distribution Arrangements

Pursuant to channel distribution agreements between MultiChoice South Africa, MultiChoice Africa and M-Net, MultiChoice South Africa and MultiChoice Africa have the rights to distribute the M-Net channels by analog and digital distribution systems and the right to license the reception and distribution of, and to market, the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net, a joint venture company of Naspers, provides the M-Net, KykNET, K-TV, Channel O and Movie Magic channels and has obtained the rights to pay-television broadcast in many areas of Africa of movies from major movie studios, including Disney, Warner Brothers, Columbia Pictures, Sony, Miramax, Fox, Universal, MCA, Paramount, MGM and DreamWorks. Pursuant to the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay M-Net fees based on subscriber numbers. Through the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa also have the rights to distribute one of the sports channels and certain sports programming which are provided by SuperSport. SuperSport provides its remaining channels directly to MultiChoice South Africa and MultiChoice Africa. SuperSport has obtained the rights to broadcast certain South African cricket leagues, major international cricket events and the English FA Premier League. SuperSport has also obtained rights to broadcast the South African rugby leagues and major international rugby events. Cricket, rugby and football are three of the most popular sports in South Africa. Pursuant to the channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay SuperSport fees based on subscriber numbers. During the fiscal years ended March 31, 2005, 2004 and 2003, these amounts paid to M-Net and SuperSport totaled approximately Rand 1,909.9 million, Rand 1,693.2 million and Rand 1,699.4 million, respectively.

Tencent Holdings Limited

A fee of U.S. $705,000 was paid for consultancy services provided to Tencent to certain companies owned or controlled by the founding shareholders of Tencent during the 2004 fiscal year. The group also entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive license to a group company to use, and to authorize its affiliates (“the operators”) which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using these proprietary information. The agreement is for a term of 15 years and expires in 2017. Two further supplementary agreements granted a group company the right to use any licensed mobile downloaded images developed by Tencent. The operators were further granted a sole and exclusive license to use certain trademarks and other intellectual property belonging to Tencent. During the 2004 financial year, no license fees were paid to Tencent, as the operators had not generated any revenue from the provision of these services.

On January 1, 2003, Sportscn entered into a co-operation agreement with Tencent Technology (Shenzhen) Company Limited (“TTL”) to develop a SMS channel. TTL is entitled to 40% of the revenue generated. This contract expires on December 31, 2004. During the 2004 financial year, payments of approximately CNY785,000 were made to Sportscn under this agreement.

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

Loans

On September 28, 2004, MultiChoice Africa Limited entered into a Consolidated Loan Agreement, a Sales of Shares Agreement in MultiChoice Nigeria Limited and a Pledge and Cession Agreement with Mr. Ogunsanya, a shareholder and director of MultiChoice Nigeria Limited, whereby MultiChoice Africa has lent Naira 689.6 million (approximately U.S. $5.2 million) to Mr. Ogunsanya , amongst other things, the purchase of a further 10% shares in MultiChoice Nigeria Limited. The loan bears interest at a rate of 10.22% per annum. The Consolidated Loan Agreement supercedes the Loan Agreement of June 14, 2002 between the parties. Mr. Ogunsanya has ceded all future dividends relating to his shares in MultiChoice Nigeria Limited (which represent a 21% interest in MultiChoice Nigeria Limited) as security for the repayment of such loans.

An advance of U.S. $0.4 million was made during the 2004 financial year to a minority shareholder in MultiChoice Ghana Limited (“MGL”). The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL. At March 31, 2005, an amount of U.S. $0.15 million was outstanding on this advance.

M-Net and SuperSport

On March 31, 2003, M-Net and SuperSport ceded forward exchange contracts (“FECs”) totaling U.S. $49.9 million at no consideration to the group. The FECs ceded are at an average rate of Rand 12.16 to the U.S. dollar and mature between November 28, 2003 and March 31, 2005.

Sanlam

In addition to being a director of Naspers, Mr. van Zyl and Adv. du Plessis are non-executive directors of Sanlam Limited. Sanlam Limited has three operating subsidiaries, Santam Limited, Sanlam Life Insurance Limited and Sanlam Investment Management (Pty) Limited, which provide certain services to Naspers in the ordinary course of business. Santam Limited provides reinsurance services in respect of insurance policies taken out by Naspers to cover general business risks and certain motor vehicle insurances. Sanlam Investment Management (Pty) Limited holds 17.17% of Class A ordinary shares. Sanlam Investment Management (Pty) Limited provides asset management services in respect of Naspers’ pension funds. Mr. van Zyl and Adv du Plessis are not directors of Santam Limited nor Sanlam Investment Management (Pty) Limited. Mr. Van Zyl, Adv. du Plessis as

well as Dr. Wilmot James, who is a director of Media24 Limited, a major subsidiary of Naspers Limited, are directors of Sanlam Life Insurance Limited. Mr. Vosloo, the chairman of Naspers, was previously also non-executive chairman of Sanlam Limited, but resigned on June 2, 2004.

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

Atlas Properties

In addition to being a director of Naspers, Mr. Van Zyl is also a non-executive director of Atlas Properties Limited (“Atlas”). Atlas provides certain property services to Naspers. The services provided are neither material to Naspers nor to Atlas and are provided on customary terms.

Other

In addition to the foregoing, the Naspers group has entered into other transactions and has other balances with related parties, including equity investors, directors, shareholders and entities under common control. These transactions are summarized in note 13 to Naspers’ audited consolidated financial statements.

ITEM 8.      FINANCIAL INFORMATION

8.A.        Consolidated Statements and Other Financial Information

See “Item 18 for Naspers’ consolidated financial statements”.

Legal Proceedings

Except as described below or elsewhere in this annual report, there are no legal or arbitration proceedings pending or threatened of which Naspers is aware involving Naspers which may have or have had a significant effect on the financial position of Naspers taken as a whole.

On March 12, 2003, Liberty Media Corporation advised the group that it is seeking indemnification under the sale agreement dated August 27, 2002 for a claim that OpenTV received in terms of an arbitration demand from Thomas Weisel Partners LLC (“Weisel”). Weisal has claimed that OpenTV Inc. was required to pay Weisel a fee of approximately U.S. $1.9 million in connection with OpenTV’s acquisition of Wink Communications Inc.

Touchline Media (Pty) Ltd, a subsidiary of Media24, is a defendant in a defamation claim for damages for an amount of Rand 12 million (increased from previous Rand 8 million). The claim results from articles and statements published in a magazine. The action is currently pending before a South African court.

On July 26, 2002, NetMed, Myriad International Holdings BV (“MIH BV”) and Fidelity, among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5,000,001 plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed upon period and accordingly NetMed and MIH BV believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of MIH BV claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration hearings were completed in September 2004 and an award was given in favor of NetMed and MIH BV in December 2004. Fidelity challenged the award in the English courts, but the challenge was dismissed on June 13, 2005. The South African proceedings have been withdrawn.

On November 22, 2001 David Zietsman, Gameplan International SA (Proprietary) Limited and Richard Clark launched proceedings against MultiChoice Africa, M-Net and Vodacom (Proprietary) Limited (the “Defending Companies”), for interdicts and damages arising from alleged breaches by the Defending Companies of confidentiality agreements relating to information which the plaintiffs maintain had been disclosed to MultiChoice Africa. MIH Holdings was joined as a defendant at a later stage in the proceedings. In the course of the litigation, the plaintiffs alleged that MultiChoice Africa personnel passed information to M-Net, MIH Holdings and OpenTV and that these companies used this information for their own benefit and to the detriment of the plaintiffs. The plaintiffs notified the Defending Companies on June 6, 2002 that they intend to increase the amount claimed from approximately Rand 2.9 million to approximately Rand 118 million. If such increase is formally effected and the claimants are fully successful in their action, then these proceedings may have a significant effect on the financial position of Naspers. However, the proposed increase has not yet been formally effected.

In late December 2004, David Zietsman instituted an action in the South African Patent Court against Endemol South Africa (Proprietary) Limited, M-Net, MultiChoice Africa (Proprietary) Limited, Vodacom and I-Touch South Africa (Proprietary) Limited for unquantified damages based on the alleged infringement by the defendants of one of Mr. Zietsman's patents in the course of the Big Brother reality shows. The defendants are all defending the action.

In December 2000, MultiChoice Hellas received a tax assessment for approximately Euro 5.4 million relating to the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance for Administrative Disputes found against the company. MultiChoice Hellas appealed the decision and the Appeal Court found in favor of MultiChoice Hellas.

A claim, first raised during fiscal 2003, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers (involving an amount of approximately U.S. $4.1 million) has been settled on the basis that MultiChoice Kenya pays the tax authorities 62.5 million Kenyan Schillings (approximately U.S. $800,000).

Call Centre Nucleus (Pty) Limited (“CCN”) has claimed approximately Rand 13.5 million from M-Web Holdings arising out of the purchase by M-Web Holdings of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.

PaySmart Africa (Proprietary) Limited (“PaySmart”) has claimed approximately Rand 10.4 million from M-Net and Endemol South Africa Limited (“Endemol”) alleging that it would have realized this amount if M-Net and Endemol had granted it the rights to provide an SMS voting system for Big Brother Africa and Idols, two television shows, as allegedly contemplated in the Heads of Agreement executed by the parties in April 2003. PaySmart has not taken the proceedings any further at this stage.

The Telecommunications Authority of Thailand (“TOT”) has claimed approximately U.S. $4.4 million from UBC alleging a failure by the predecessor in title of UBC to pay for services rendered by TOT to the predecessor in title of UBC.

On September 5, 2003, the Commerce Administration of the Prefectorial Government of East Attica, Greece (the “Prefecture”) notified MultiChoice Hellas that the Prefecture intended to revoke MultiChoice Hellas’ license of establishment and operation (the “License”), on the ground that MultiChoice Hellas’ paid up share capital had fallen below one tenth of its total shareholders’ equity. The Prefecture refused to approve a resolution recapitalizing MultiChoice Hellas, which was passed by a majority of MultiChoice Hellas’ shareholders at an extraordinary general meeting on March 13, 2003 in order to resolve the irregularity. The Prefecture’s refusal was based on an allegation that the resolution had not been passed by the requisite majority of MultiChoice Hellas shareholders. The notification included an invitation to MultiChoice Hellas to express its views on the intended revocation of the License at a hearing at the Prefecture. Prior to the hearing, MultiChoice Hellas filed a contestation in the supreme administrative court of Greece, the Council of State, contesting the Prefecture’s refusal to approve the shareholders’ resolution of March 13, 2003. MultiChoice Hellas’s contestation is supported by opinions from law professors, who are recognized as authorities on Greek corporate and administrative law. MultiChoice Hellas confirmed its views in the subsequent hearing at the Prefecture and in a memorandum filed with the Prefecture. Following the hearing, and in several subsequent meetings, the

Prefecture has indicated that, prior to the disposition of the contestation that is pending before the Council of State, it will not revoke the License. The Prefecture is deciding if and how it will formally document the suspension of its original intention to revoke the License, and the duration of such suspension. Any revocation of the License would itself be subject to contestation before the Council of State, and MultiChoice Hellas would have the right to request a stay pending the hearing of such a contestation. Οn December 14, 2004 the company increased its share capital by Euro 36,045,600 with the issuance of 65,300 shares at Euro 552 each.  This resolved the irregularity that has been created with the Prefecture.

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment. Since these claims were made, one of these former employees has started legal proceedings against the Royal Bank of Canada Trustees Limited, which proceedings are being defended.

The South African Revenue Service (the “SARS”) recently challenged the basis on which participants in the Naspers and Media24 share incentive schemes are taxed.  The SARS raised an assessment of approximately Rand 100,000 on Media24.  No assessment has been raised with regard to the Naspers share incentive scheme.  Based on the facts and legal advice received, Naspers believes the challenge is unfounded and intends to defend any assessment raised.

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

8.B.        Significant Changes

Except as otherwise disclosed in this annual report, no significant change in our business or financial condition has occurred since April 1, 2005.

ITEM 9. OFFER AND LISTING

9.A.  Offer and Listing details

The following table presents the high and low closing sales prices and the average daily trading volume of Class N ordinary shares on the JSE, and Naspers ADSs on Nasdaq in the United States for the periods indicated.

	Class N Ordinary Shares JSE			ADSs Nasdaq

	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(Rand)	(Rand)		(U.S. $)	(U.S. $)
Fiscal 2001
Year ended March 31, 2001	82.00	24.60	318,187	—	—	—
Fiscal 2002
Year ended March 31, 2002	33.15	11.90	294,149	—	—	—
Fiscal 2003
Year ended March 31, 2003	26.50	12.50	637,512	30.00	23.80	21,033
Fiscal 2004
First Quarter ended June 30, 2003	29.20	19.35	844,906	36.28	24.57	6,553
Second Quarter ended September 30, 2003	30.00	25.49	650,814	40.61	34.00	4,402
Third Quarter ended December 31, 2003	46.00	27.75	1,108,681	69.55	42.00	4,863
Fourth Quarter ended March 31, 2004	47.00	41.10	1,382,428	69.44	56.44	4,728
Year ended March 31, 2004	47.00	19.35	995,765	69.55	24.57	5,161
Fiscal 2005
First Quarter ended June 30, 2004	49.50	40.00	955,356	74.69	61.00	1,247
Second Quarter ended September 30, 2004	52.00	42.00	600,736	80.60	68.50	1,207
Third Quarter ended December 31, 2004	75.45	51.21	620,415	134.15	79.01	1,184
Fourth Quarter ended March 31, 2005	82.00	65.85	692,910	138.99	104.00	2,238
Year ended March 31, 2005	82.00	40.00	713,826	138.99	61.00	1,499
April 2005	76.20	70.00	526,670	123.19	113.00	381
May 2005	89.90	72.50	428,530	129.75	116.00	3,104
June 2005	89.20	81.20	540,655	131.79	120.20	1,920
July 2005	98.30	81.00	746,879	—	—	—
July 1, 2005 through July 14, 2005(1)	—	—	—	141.00	124.00	1,267
July 15, 2005 through July 31, 2005(1)	—	—	—	14.84	13.25	6,961
August 2005	112.00	95.80	713,277	17.09	14.55	4,202
September 2005 (until September 15, 2005)	108.61	102.01	568,636	17.14	16.01	10,294

(1) The ratio of Naspers Class N ordinary shares to each ADR was changed from 10 Naspers Class N ordinary shares for each Naspers ADR to one Naspers Class N ordinary share for each Naspers ADR on July 15, 2005.

9.C.        Markets

See “-9.A. Offer and Listing Details” above.

The principal trading market for Naspers’ Class N ordinary shares is the JSE where the shares trade under the symbol “NPN”. ADSs, each representing ten Class N ordinary shares, nominal value Rand 0.02 per share, were listed on Nasdaq on December 27, 2002 and trade under the symbol “NPSN”. This ratio has been changed to one ADS representing one Class N ordinary share on July 15, 2005.

ITEM 10.      ADDITIONAL INFORMATION

10.B.        Memorandum and Articles of Association

Naspers incorporates by reference the information called for by Item 10.B. set forth under “Description of Naspers Capital Stock” in its Registration Statement on Form F-4 (Registration number 333-100938) filed on November 1, 2002. Set forth below is additional information required by Item 10.B.

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

Dividends

For information on dividends, see “Item 8.A. Financial Information - Consolidated Statements and Other Financial Information”.

The Shares

Shareholders’ Meetings

Under South African law, Naspers is required to hold an annual general shareholder meeting not more than nine months after the end of each financial year and not later than 15 months after the date of its most recent annual general shareholder meeting. The Listing Rules of the JSE require that notice of an annual general shareholder meeting, accompanied by the consolidated financial statements to be considered at such meeting, be distributed to shareholders not later than six months after the end of each financial year. Nasdaq listing rules also require an annual shareholder meeting.

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

        Naspers’ articles of association require that any notice of general shareholder meetings be in writing and specify the place, date and time of the meeting and the matters to be considered. For such time as Naspers is primarily listed on the JSE, any notice to shareholders must be given simultaneously to the Manager (Listings) of the JSE.

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

Naspers applied for and received exemption from Nasdaq Marketplace Rule 4350(f) relating to quorum requirements, as Rule 4350(f) is contrary to generally accepted business practices in South Africa. The listing requirements of the JSE rely on the quorum requirements for public companies as set out in the Companies Act, which requirements are set out in the paragraph above.

If a quorum is not present within 30 minutes from the time appointed for the general shareholder meeting to commence, the general meeting will stand adjourned to the same calendar day in the next week, or if that day is a public holiday, the next calendar day which is not a public holiday, at the same time and place.

Voting Rights

Under South African law, subject to any rights or restrictions attached to any class of ordinary shares, every shareholder present and entitled to vote as a member or as proxy or as a representative in the case of a body corporate member, at any shareholders’ meeting will have one vote if the vote is conducted by way of a show of hands. In the case of a poll, any holder of Class N ordinary shares present, in person or by proxy, will have one vote for each Class N ordinary share held by such shareholder, and holders of Class A ordinary shares present, in person or by proxy, will have 1,000 votes for every Class A ordinary share held by such shareholder. A “poll” is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

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

•	cancel no par value shares which have not been taken up or agreed to be taken up by any person;

•	convert any of Naspers’ shares, whether or not issued, into shares of another class;

•	subject to the Listing Rules of the JSE, decrease its share capital, any share premium account, stated capital or capital redemption reserve fund; and

•	convert all or any of its paid-up shares into stock and reconvert such stock into paid-up shares.

The Listings Rules impose a number of requirements on Naspers to remain listed on the Main Board of the JSE. The requirements mean, among other things that:

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

For additional information on Naspers’ shares see “Item 6. Directors, Senior Management and Employees”.

10.C.        Material Contracts

           Plan of Merger and Scheme of Arrangement

In December 2002 a merger agreement was concluded, merging MIHL with and into MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings, with MIH (BVI) Limited as the sole surviving entity. MIHL’s outstanding shares were cancelled and delisted from Nasdaq. Naspers issued 98,803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL Class A ordinary share. At that time, Naspers also concluded a scheme of arrangement pursuant to Section 311 of the Companies Act, to acquire all remaining outstanding shares in MIH Holdings. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Class N ordinary share. A total of 38,263,345 Class N ordinary shares were issued. MIH Holdings was delisted from the JSE. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of Naspers.

OpenTV Stock Purchase Agreement

Pursuant to a Stock Purchase Agreement dated as of May 8, 2002 and amended as of August 27, 2002, MIHL, on August 27, 2002, sold all of its shares in OpenTV Inc. to Liberty Media Corporation and LDIG OTV, Inc. for approximately Rand 489.7 million ($46.2 million in cash), before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million ($17 million) and MultiChoice Africa, a subsidiary of MIHL, paid Rand 47.7 million ($4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations. Please see “Legal Proceedings” for a description of certain litigation relating to the transaction.

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

The Currency and Exchanges Act, 1933 empowers the South African President to make regulations concerning any matter directly or indirectly affecting or relating to currency, banking or stock exchanges in South Africa. South African exchange control regulations are administered by the South African Reserve Bank acting through its Exchange Control Department (“Excon”). Excon’s stated objective is to achieve equality of treatment between residents and non-residents in relation to the flow of capital in and out of South Africa. The exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia. The regulations restrict the export of capital from the common monetary area.

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

Under South African exchange control regulations, Class N ordinary shares and Naspers ADSs are freely transferable outside of South Africa between non-residents of the common monetary area. Also, when ordinary shares are sold on the JSE on behalf of Naspers shareholders who are not resident in the common monetary area, the proceeds of such sales will be freely exchangeable into foreign currency and may be remitted to them outside the common monetary area. Any share certificates held by Naspers shareholders not resident in the common monetary area will be endorsed with the words “non-resident”. The same endorsement will not be applicable to Naspers ADSs held by non-resident shareholders.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

For purposes of this section, beneficial owners of Class N ordinary shares or Naspers ADSs are “U.S. Holders” if they are:

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

A holder of Class N ordinary shares or Naspers ADSs is a “Non-U.S. Holder” if the holder is not a U.S. Holder. Non-U.S. Holders should consult their own tax advisors with respect to the tax consequences of ownership and disposition of Class N ordinary shares or Naspers ADSs.

This section does not purport to address all United States Federal income tax consequences that may be relevant to a particular shareholder and holders are urged to consult their own tax advisors regarding their specific tax situation. This section applies only to shareholders who hold their Class N ordinary shares or Naspers ADSs as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to shareholders in special tax situations including, for example:

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

This section expressly assumes that Naspers is not a passive foreign investment company for United States Federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Rules” below.

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

Ownership and Disposition of Class N Ordinary Shares or Naspers ADSs

Taxation of Dividends. The gross amount of a distribution made by Naspers, including any amounts of South African tax withheld, will be taxable to a U.S. Holder to the extent that such distribution is paid out of Naspers’ current or accumulated earnings and profits (“E&P”), as determined for United States Federal income tax purposes. Under recently enacted legislation, if these dividends constitute qualified dividend income (“QDI”), individual United States Holders will generally pay tax on such dividends received during taxable years prior to 2009 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Dividends paid by Naspers will be QDI if Naspers is a Qualified Foreign Corporation (“QFC”) at the time the dividends are paid. Naspers believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid to be QDI for United States Federal income tax purposes. Corporate U.S. Holders receiving dividends paid by Naspers will not benefit from the reduced tax rate on dividends available to individual U.S. Holders. Because Naspers is not a United States corporation, dividends paid will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by Naspers exceed E&P, such distributions will be treated as a tax-free return of capital, to the extent of each U.S. Holder’s basis in Class N ordinary Shares or Naspers ADSs, and will reduce such U.S. Holder’s basis in the Class N ordinary Shares or Naspers ADSs on a U.S. dollar-for-U.S. dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the Class N ordinary Shares or Naspers ADSs). To the extent that the distributions exceed the U.S. Holder's basis in the Class N ordinary Shares or Naspers ADSs, each such holder will be taxed as having recognized gain on the sale or disposition of the Class N ordinary Shares or Naspers ADSs (see “Tax on Sale or Exchange of Ordinary Shares or ADSs” below).

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

A U.S. Holder will be entitled to claim a foreign tax credit with respect to distributions received from Naspers for foreign taxes (such as South African withholding taxes) imposed on dividends paid to such U.S. Holder but not for taxes imposed on Naspers or on any entity in which Naspers has made an investment. As discussed below, under current South African legislation, no South African tax will be withheld from dividends paid to non-residents of South Africa. Please see the discussion under “South African Tax Considerations—Ownership and Disposition of Class N Ordinary Shares and Naspers ADSs—Tax on Dividends” below.

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

Passive Foreign Investment Company Rules. U.S. Holders might be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above, if Naspers is, or were to become, a passive foreign investment company (“PFIC”) for United States Federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and therefore is subject to change, Naspers does not believe that it is, nor does Naspers expect to become, a PFIC for United States Federal income tax purposes. You should consult your own tax advisor regarding the adverse tax consequences of owning the ordinary shares or ADSs of a PFIC and making certain elections designed to ameliorate those adverse consequences.

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

This section is based on the South African Income Tax Act, No. 58 of 1962 (as amended) (“the Act”), various other taxing statutes in South Africa, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and/or retroactive rulings and changes.

For the purposes of this section, the term “South African resident” includes:

•	any natural person who is ordinarily resident in South Africa;

•	a natural person who is not ordinarily resident in South Africa, but satisfies a physical presence test, which involves being present in South Africa for certain prescribed periods of time; and

•
a person other than a natural person, which is incorporated, established or formed in South Africa, or which has its place of effective management in South Africa, but excluding an “international headquarter company”.

A South African resident, as defined in the Act, excludes any person that is deemed to be exclusively resident in another country in terms of any double taxation treaty.

This section does not purport to address all South African income tax (including capital gains tax) consequences that may be relevant to a particular shareholder. This section applies only to shareholders who hold the Class N ordinary shares and Naspers ADSs as “capital assets” under South African law. You should consult your own tax advisor regarding the South African income tax (including capital gains tax) and other tax consequences to you of the ownership and disposition of Class N ordinary shares or Naspers ADSs.

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

Tax on sale or exchange of Class N ordinary shares by shareholders resident in South Africa

South African resident holders of Class N ordinary shares will realize a taxable capital gain or a capital loss on the sale, exchange or other disposition of Class N ordinary shares, unless that shareholder is entitled at the time of such sale, exchange or other disposition to defer the capital gain or loss by virtue of “roll over” relief provided by the Act. The capital gain or loss will be determined by the difference between the base cost to the holders of the Class N ordinary shares, and the proceeds received for the sale, exchange or other disposition of any Class N ordinary shares. The proceeds in respect of the disposal of any asset are generally the amount received by or accrued to the seller in respect of such disposal. Where the proceeds constitute an amount other than cash, the proceeds will equal the fair value of the asset received.

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

Tax consequences of the ownership and disposition of Class N ordinary shares or Naspers ADSs by shareholders not resident in South Africa

Shareholders not resident in South Africa are liable for South African income tax in respect of income derived by them from a source within or deemed to be within South Africa. Shareholders not resident in South Africa are generally not liable for South African capital gains tax. For more information, please see the below section called “—Taxation of South African Corporations—Capital Gains Tax.”

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

A South African tax resident must include in its taxable income an amount equal to the proportional amount (calculated in terms of a formula) of all controlled foreign companies’ net income, as defined, for its tax year that ends during the resident’s year of assessment. A “controlled foreign company” is defined as a foreign company in which the relevant South African residents, directly or indirectly, hold more than 50% of the rights to participate (directly or indirectly) in the share capital, share premium, profits or reserves of that foreign company.

The term “foreign company” means an association, corporation, company, arrangement or scheme (as contemplated in the definition of “company” in the Act) which is not a resident in South Africa.

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

The Minister of Finance announced in his budget speech in February 2003, however, that in the future South African residents who hold a “meaningful interest” in a foreign company will not be subject to tax on the dividends declared by the company. In this regard, for years of assessment commencing on or after June 1, 2004, new exemptions apply to the taxation of foreign dividends. These include:

•	foreign dividends to the extent that it relates to any amount already taxed in South Africa;

•
foreign dividends to the extent that it relates to any amount that was declared by a listed company of which more than 10% of its equity share capital is at the time of the declaration held collectively by residents;

•	foreign dividends to the extent that it is paid out of profits attributed to the shareholder as “net income” in terms of the controlled foreign companies provisions of the Act; and

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

The inclusion rate for a company will be 50% of its capital gain. At the current corporate tax rate of 29%, the effective tax rate on a capital gain will therefore be 14.5%.

Secondary Tax on Companies

Secondary Tax on Companies (“STC”), is paid by South African resident companies at the flat rate of 12.5% in respect of the net amount of dividends (i.e. the amount of dividends declared by the company less all dividends which accrue to the company, subject to certain exclusions, during its relevant “dividend cycle”). A “dividend cycle” is the period commencing on the date following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. When a company declares a dividend out of profits derived from sources within and outside of South Africa, STC on the dividend is calculated on the amount which bears to the net amount of the dividend, the same ratio as the sum of the net annual profits of the company from South African actual or deemed sources and from sources outside South Africa (which are not deemed to be from a South African source and which are not exempt from tax under section 10(1)(kA) of the Income Tax Act), bears to its total net annual profits from all sources. With effect from 1 June 2004, the STC exemption in respect of foreign sourced profits has been withdrawn from the Act. Any excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

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

Transfer Pricing
Section 31 of the Act sets out rules dealing with transfer pricing and thin capitalization. Section 31 provides (in respect of transfer pricing) that when goods or services are supplied or acquired under any “international agreement”, if the acquirer is a “connected person” in relation to the supplier, and the goods or services are supplied or acquired at a price which is not at arms length, the Commissioner for the SARS is entitled, for the purposes of assessing the taxable income of the supplier or acquirer, to adjust the consideration to reflect an arms’ length price.

Thin capitalization rules were enacted to reduce the incidence of capital structuring by a company with a relatively small equity capital as compared to its debt capital. The intention of the provisions dealing with thin capitalization is to disallow interest deductions on excessive financial assistance between connected parties in calculating a taxpayer’s taxable income. The term “financial assistance” is widely defined and includes loans, advances, debts and the provision of any security or guarantee.

10.H.          Documents on Display

Naspers is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and files reports and other information with the SEC. You may examine the documents that are exhibits to this annual report, reports and other information filed by Naspers, without charge, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330. Naspers’ reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

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

Interest Rate Sensitivity

Naspers undertakes from time to time specific actions to cover its exposure to interest rate risk. These actions include entering into interest rate swap agreements and other similar derivative instruments to manage the Naspers group’s exposure to movements in interest rates. As at March 31, 2005, Naspers’ liabilities included certain short-term fixed or variable interest rate instruments. The fair value of these instruments will not change significantly as a result of changes in interest rates due to their short-term nature and the variable interest rates. Naspers only hedges against the cash flow risk relating to interest rate movements and do not generally hedge against potential fair value changes. As at March 31, 2005 Naspers had not entered into any significant interest rate swap agreement or similar derivative instruments.

As at March 31, 2005, 17.2% of the Naspers group’s long-term liabilities were interest free. Accordingly, any movement in interest rates will not impact these liabilities. An additional 70.1% of the Naspers group’s long term liabilities were at fixed interest rates, and only an additional 12.7% had floating interest rates. As at March 31, 2005, the Naspers group also had bank overdrafts at floating interest rates of Rand 433.3 million. Total liabilities (including overdrafts) at floating interest rates as at March 31, 2005 amounted to Rand 847.4 million. These liabilities at floating rates were unhedged at March 31, 2005. The floating interest rates are, however, linked to various international interest rates, such as LIBOR in the United Kingdom (which varied from 0.96% to 2.96% during fiscal 2005), the prime banking rate in South Africa (which decreased from 11.0% in September 2004 to 10.5% in September 2005) and the prime banking rate in Greece (which varied from 6.00% to 6.50% during fiscal 2005). Fluctuations in interest rates in these jurisdictions vary from time to time. Based on the amount of Naspers' liabilities linked to floating rates as at March 31, 2005, an average 1% increase in interest rates across the various jurisdictions would increase Naspers group’s interest charges by approximately Rand 8.47 million per annum.

As part of the process of managing Naspers’ fixed and floating interest rate borrowing profile, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, Naspers uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. Naspers does not speculate in or trade in financial instruments.

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

Naspers operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Although a substantial portion of Naspers’ revenue is denominated in the currencies of the countries in which it operates, a significant portion of Naspers’ cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where Naspers’ revenue is denominated in local currency such as Rand or Euro, depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and its ability to meet cash obligations. Companies in the Naspers group use forward exchange contracts to hedge their exposure to foreign currency risk in the local reporting currency. It is not the policy of the group to trade in forward contracts for economic speculative purposes.

Naspers’ South African businesses hedge the foreign currency exposure of their contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward exchange contracts typically expire within one to two years, consistent with the related contractual commitments. The Naspers group generally hedges all major exposures in foreign currencies to an amount of approximately 80% to 100% of the contract value. This strategy is consistent with the strategy followed in prior years. Naspers hedges against the potential change in future cash flows for forecasted and committed purchase transactions in foreign currencies. Some foreign exchange contracts are also entered into to hedge against the change in fair value of a foreign creditor.

Forward exchange contracts are initially recognized in the balance sheet at cost and subsequently are measured at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. Changes in the fair value of forward exchange contracts that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with exchange rate gains or losses of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of the effective portion of forward exchange contracts that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

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

Naspers’ forward exchange contracts are used primarily to hedge the Rand against the U.S. dollar. During fiscal 2005, the value of the U.S. dollar decreased against the Rand by approximately 1.6%. The value of Naspers’ future hedged foreign currency commitments was approximately Rand 938.0 million less at March 31, 2005 than it was at the end of fiscal 2004 as a result of new forward currency contracts entered into by Naspers during fiscal 2005. The total value of hedged foreign currency commitments at March 31, 2005 amounted to Rand 1,575.0 million compared to Rand 2,513.0 million at March 31, 2004. At March 31, 2005, the Naspers group’s net monetary liability position of U.S. dollars and Euros, which is subject to risk of foreign currency exchange rate fluctuations, amounted to U.S. dollar 75.0 million and Euro 72.6 million, respectively. The exposure amount primarily reflects U.S. dollar and Euro denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar and Euro against the South African Rand is estimated to be Rand 105.0 million. The Naspers group’s exposure to exchange rate fluctuations in currencies other than the U.S. dollar and Euro is not material.

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

           None.

ITEM 14.         MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           None.

ITEM 15.       DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the company conducted an evaluation (under the supervision and with the participation of the company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based on this evaluation, the company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There has been no change in our internal controls over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.

16.A.            AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Naspers has determined that Boetie van Zyl, a member of Naspers' audit committee and risk management committee, qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. Mr. van Zyl is a former chief executive officer and serves on the audit committees of other companies. He is an independent director in accordance with applicable Nasdaq and JSE requirements.

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

16.C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers Inc. for the audit of the group’s consolidated financial statements for the years ended March 31, 2005, and March 31, 2004, and fees billed for other services rendered by PricewaterhouseCoopers Inc. during those periods.

Principal accountant fees	2005		2004
	Rand in Thousands	Percentage approved by audit committee pre-approval policy	Rand in thousands	Percentage approved by audit committee pre-approval policy

Audit fees	24,266		21,003
Audit related fees(1)	8,679	100%	1,383	100%
Tax fees(2)	6,061	100%	9,483	100%
All other fees(3)	5,541	100%	4,366	100%

Total fees	44,547		36,235

(1)
Audit related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the group’s financial statements. This category includes fees related to the performance of audits and attest services not required by statute or regulation and accounting consultations regarding the application of GAAP to proposed transactions.

(2)	Tax fees consist of the aggregate fees billed for professional services rendered by PricewaterhouseCoopers Inc. for tax compliance, tax advice, and tax planning both domestic and international.

(3)	All other fees includes, among other things, fees relating to financial information technology services and advice with the implementation of the requirements of section 404 of the Sarbanes-Oxley Act.

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

The group’s audit committees are structured in such a way that Naspers' audit committee is ultimately responsible for the oversight of the work performed by PricewaterhouseCoopers Inc. Audit committees also have been established at each main subsidiary and joint venture. MIH Holdings and Media24 have separate audit committees. Further audit committees within such main subsidiaries and joint ventures have been established where there are outside shareholders involved with significant group companies. Naspers' audit committee, therefore, has overall responsibility for services provided by PricewaterhouseCoopers Inc. to group companies and will rely on such subsidiary and joint venture audit committees to take primary responsibility for the approval of all engagements performed by its auditors.

Pursuant to the pre-approval policies of the group, all requests for the approval of non-audit services must be directed to Naspers' CFO or MIH's CFO, respectively, to ensure that the necessary pre-approval procedures are followed and to ensure that the specific type of non-audit service is a permissible non-audit service. Naspers' audit committee has authorized Naspers' CFO to approve certain non-audit services for Naspers Limited and Media24 up to an aggregate of Rand 600,000 per annum. MIH Holdings' audit committee has authorized MIH's CFO to approve certain non-audit services for the MIH group up to an aggregate of U.S. dollar 500,000 per annum. The approval documentation of all such non-audit services approved by the respective CFO’s are tabled at each audit committee meeting for review. All anticipated recurring non-audit services and all non-

audit services outside of the respective CFO’s authorized aggregate limits are tabled to the full audit committee for their pre-approval or to the chairman of the audit committee if such approval is required before the next audit committee meeting.

Any services not specifically pre-approved, or which do not fall within the general pre-approvals or which are in excess of the general pre-approval limit must be pre-approved by the chairman of the respective audit committee. The audit committee will be informed of such pre-approvals at its next audit committee meeting.

ITEM 16.E      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither Naspers nor any affiliated purchasers acquired any of Naspers’ shares during fiscal 2005.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Naspers is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.      FINANCIAL STATEMENTS

 See pages F-1 through F-112.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NASPERS LIMITED

By:	/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

By:	/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

Date: September 30, 2005

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

4.6**
Shareholders’ Agreement dated February 16, 1998, among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders’ Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders’ Agreement dated September 25, 1998.

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

Exhibit 8.1

Naspers Limited’s Significant Subsidiaries

The following table presents each of Naspers Limited’s significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers Limited as of March 31, 2005.

Name of subsidiary	Percentage ownership(1)	Business	Country of incorporation

Electronic Media
MIH Investments (Proprietary) Limited	100.0	Holding company	South Africa
MIH Holdings Limited	100.0	Holding company	South Africa
MIH (BVI) Limited	100.0	Holding company	British Virgin Islands
Myriad International Holdings BV	100.0	Holding company	The Netherlands
MultiChoice Africa (Proprietary) Limited	100.0	Pay-television operator in South Africa	South Africa
MultiChoice Africa Limited	100.0	Pay-television operator in Sub Saharan Africa	Mauritius
NetMed NV	74.5	Holding company in the Mediterranean	The Netherlands
NetMed Hellas SA	74.5	Content provider in Greece	Greece
MultiChoice Hellas SA	44.9	Pay-television operator in Greece	Greece
MultiChoice Cyprus Holdings Limited	51.7	Holding company in Cyprus	Cyprus
MultiChoice Cyprus Limited	26.4	Pay-television operator in Cyprus	Cyprus
M-Web Holdings (Pty) Limited	100.0	Internet content provider in Africa	South Africa
M-Web (Thailand) Limited	100.0	Internet service provider in Thailand	Thailand
Shanghai Sportscn.com Information Technology Company Limited	87.7	Online sport content provider in China	China
Internet Knowledge Service Centre Company Limited	62.5	Holding company in Thailand	Thailand
Irdeto Access BV	100.0	Pay-television content protection technology	The Netherlands
Entriq Inc.	100.0	Media management and protection technology	United States of America
Print Media
Media24 Limited	100.0	Print Media	South Africa
Paarl Media Holdings (Proprietary) Limited	83.8	Print Media	South Africa
Touchline Media (Proprietary) Limited	100.0	Magazine publishing	South Africa
Boland Newspapers (Proprietary) Limited	75.0	Newspaper publishing	South Africa
Via Afrika Limited	100.0	Book publishing	South Africa
Educor Holdings Limited	100.0	Adult training and higher education	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

Exhibit 12.1
Section 302 certification

I, Koos Bekker, certify that:

1.	I have reviewed this annual report on Form 20-F (the “Report”) of Naspers Limited (the “Company”);

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

Date: September 30, 2005

By:	/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

Exhibit 12.2

Section 302 certification

I, Steve Pacak, certify that:

1.	I have reviewed this annual report on Form 20-F (the “Report”) of Naspers Limited (the “Company”);

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

Date: September 30, 2005

By:	/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

Exhibit 13.1

Certification Pursuant to

18 U.S.C. Section 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Naspers Limited, a company organized under the laws of the Republic of South Africa (the “Company”) for the period ending March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer’s knowledge, that:

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

Date: September 30, 2005

By:	/s/ Koos Bekker
Name: Koos Bekker
Title: Chief Executive Officer

Date: September 30, 2005

By:	/s/ Steve Pacak
Name: Steve Pacak
Title: Chief Financial Officer

INDEX TO ANNUAL FINANCIAL STATEMENTS

Naspers Limited - Consolidated and Company Annual Financial Statements for the year ended March 31, 2005

Report of the independent registered public accounting firm: consolidated annual financial statements
Consolidated balance sheets
Consolidated income statements
Consolidated cash flow statements
Consolidated statements of changes in shareholders’ equity
Notes to the consolidated annual financial statements

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF NASPERS LIMITED

We have audited the consolidated balance sheets of Naspers Limited and its subsidiaries as at March 31, 2005 and 2004, and the related consolidated income statements, cash flow statements and statements of changes in shareholders’ equity for each of the three years in the period ended March 31, 2005, set out on pages F-3 to F-112. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audits.

SCOPE

We conducted our audits in accordance with auditing standards generally accepted in South Africa and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes:

•	examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
•	assessing the accounting principles used and significant estimates made by management; and
•	evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naspers Limited and its subsidiaries at March 31, 2005 and 2004 and the results of their operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2005 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.

US GAAP RECONCILIATION

Statements of Generally Accepted Accounting Practice in South Africa vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 43 to the consolidated annual financial statements.

As discussed in note 2 to the group consolidated financial statements, Naspers Limited changed its method of accounting under South African Statements of Generally Accepted Accounting Practice for financial instruments during the year ended March 31, 2004, and for business combinations, intangible assets, impairment of assets and secondary taxation on companies during the year ended March 31, 2005.

As discussed in note 43(u), Naspers Limited changed its method of accounting under accounting principles generally accepted in the United States of America for consolidation of variable interest entities during the year ended March 31, 2005.

PricewaterhouseCoopers Inc.
Registered Accountants & Auditors
Chartered Accountants (SA)

Cape Town, South Africa
June 24, 2005

CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2005 AND 2004

	Notes	2005	2004
		R'000	R'000
ASSETS
Non-current assets
Property, plant and equipment	4	3,351,613	3,273,834
Goodwill	5	2,322,238	2,053,602
Other intangible assets	6	644,286	437,813
Investments and loans	7	1,219,982	70,044
Program and film rights	8	47,558	39,896
Deferred taxation	9	868,501	507,195
Total non-current assets		8,454,178	6,382,384

Current assets
Inventory	10	383,467	365,478
Program and film rights	8	721,137	760,639
Accounts receivable	11	1,292,195	1,188,240
Other receivables	12	410,247	586,373
Amounts owing by related parties	13	66,911	31,786
Investments and loans	7	8,111	423,537
Derivative financial instruments		202,282	338,566
Cash and cash deposits	36	4,033,796	3,066,071
Total current assets		7,118,146	6,760,690

TOTAL ASSETS		15,572,324	13,143,074

EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium	14	5,391,151	4,592,029
Other reserves	15	(114,651)	(220,362)
Retained earnings/(loss)	16	1,353,422	(1,141,038)
Total shareholders' equity		6,629,922	3,230,629

Minority interest		222,657	237,439
Commitments and contingencies	21	–	–

Non-current liabilities
Post-retirement medical liability	17	161,298	171,070
Long-term liabilities
Capitalized finance leases	18	1,769,889	1,904,971
Concession liabilities	18	15,489	15,799
Interest-bearing loans	18	423,160	572,536
Program and film rights	18	54,977	70,127
Non-interest-bearing loans	18	58,975	58,598
Deferred taxation	9	471,088	79,496
Total non-current liabilities		2,954,876	2,872,597

Current liabilities
Current portion of long-term liabilities	18	928,524	801,018
Provisions	19	92,875	96,658
Accounts payable		1,133,246	953,380
Accrued expenses and other current liabilities	20	2,544,563	3,028,555
Amounts owing to related parties	13	86,394	62,052
Taxation		250,310	512,085
Derivative financial instruments		295,618	898,200
Bank overdrafts	36	433,339	450,461
Total current liabilities		5,764,869	6,802,409

TOTAL EQUITY AND LIABILITIES		15,572,324	13,143,074

Net asset value per N ordinary share (cents)		2,346	1,234

The accompanying notes are an integral part of these consolidated annual financial statements

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003

	Notes	2005	2004	2003
		R'000	R'000	R'000

Revenue	22	13,958,749	12,804,510	12,203,907
Cost of providing services and sale of goods		(6,931,780)	(6,593,527)	(6,706,387)
Selling, general and administration expenses		(3,736,087)	(3,771,776)	(4,013,692)
Earnings before interest, taxation, depreciation
amortization and impairment		3,290,882	2,439,207	1,483,828
Depreciation of property, plant and equipment		(559,583)	(635,102)	(746,429)
Operating profit before amortization and impairment		2,731,299	1,804,105	737,399
Amortization and impairment of goodwill		(134,067)	(419,488)	(287,320)
Amortization and impairment of other intangible assets		(56,917)	(65,019)	(68,454)
Impairment of program rights		–	(31,033)	(155,316)
Operating profit	23	2,540,315	1,288,565	226,309
Net finance costs	24	(224,906)	(664,098)	(246,742)
Income from investments	25	780	229	20
Share of equity-accounted results	7	96,294	3,147	1,469
Exceptional items	26	561,279	47,885	61,300
Profit before taxation		2,973,762	675,728	42,356
Taxation	27	(253,681)	(171,380)	(155,762)
Profit/(loss) after taxation		2,720,081	504,348	(113,406)
Minority interest		(119,976)	(129,179)	(158,325)
Net profit/(loss) from continuing operations		2,600,105	375,169	(271,731)
Loss from discontinuing operations	28	–	–	(140,810)
Profit arising on discontinuance of operations	28	–	–	750,878
Net profit attributable to shareholders		2,600,105	375,169	338,337

Earnings per N ordinary share (cents)
Basic	29	938	145	192
Fully diluted	29	882	141	192
Headline earnings/(loss) per N ordinary share (cents)
Basic	29	781	303	(10)
Fully diluted	29	735	295	(10)
Dividend paid per A ordinary share (cents)		7	6	5
Dividend paid per N ordinary share (cents)		38	30	25
Proposed dividend per A ordinary share (cents)		14	–	–
Proposed dividend per N ordinary share (cents)		70	–	–

The accompanying notes are an integral part of these consolidated annual financial statements

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003

	Notes	2005	2004	2003
		R'000	R'000	R'000

Cash flows from operating activities
Cash from activities	30	3,050,982	2,284,909	2,258,292
Investment income received		430	229	20
Dividends received from associated companies		5,632	1,621	–
Cash generated from operating activities		3,057,044	2,286,759	2,258,312
Net finance cost paid		(214,923)	(229,333)	(535,062)
Taxation paid		(474,462)	(306,423)	(108,710)
Dividends paid		(105,645)	(78,184)	(37,058)
Dividends paid to minority shareholders		(98,356)	(30,440)	(28,563)
Cash utilized in discontinuing operations		–	(5,806)	(277,049)
Net cash from operating activities		2,163,658	1,636,573	1,271,870

Cash flows from investment activities
Property, plant and equipment acquired		(577,542)	(405,964)	(530,454)
Proceeds from disposal of property, plant and equipment		28,120	41,840	64,773
Additional investment in existing subsidiaries		(66,879)	(99,014)	(50,198)
Acquisition of subsidiaries	31	(270,845)	7,168	–
Additional investment in existing joint ventures	32	–	11,214	–
Disposal of subsidiaries	33	7,847	–	(566,409)
Disposal of joint ventures	34	(188,097)	–	–
Dilution from subsidiary to joint venture	35	–	(84,744)	–
Net cash movements in other investments and loans		98,825	(265)	99,774
Net investment in associated and other companies		(1,004)	(1,369)	–
Investment in intangible assets		(63,384)	(23,916)	(65,206)
Acquisition of available-for-sale investments		(273,245)	–	–
Disposal of available-for-sale investments		429,587	–	1,210,497
Net cash (used in)/from investment activities		(876,617)	(555,050)	162,777

Cash flows from financing activities
Net advances/(repayments) of long-term loans and liabilities		29,684	6,284	(511,910)
Repayments of capitalized finance lease liabilities		(368,976)	(315,774)	(207,052)
(Decrease)/increase in short-term loans		–	(323,057)	60,128
Issue of shares - capital and premium		26,372	55,233	1,734
Contributions by minority shareholders		8,357	22,566	14,622
Other		(5,327)	–	(7,140)
Net cash used in financing activities		(309,890)	(554,748)	(649,618)

Net increase in cash and cash equivalents		977,151	526,775	785,029
Forex translation adjustments on cash and cash equivalents		7,696	(363,795)	(423,545)
Change in effective holding of joint ventures		–	(2,148)	(56)
Cash and cash equivalents at beginning of the year		2,615,610	2,454,778	2,093,350
Cash and cash equivalents at end of the year	36	3,600,457	2,615,610	2,455,778

The principal non-cash transactions are the issue of shares as consideration for business acquisitions (note 3) and the acquisition of property, plant and equipment using finance leases (note 4).
The accompanying notes are an integral part of these consolidated annual financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2005, 2004 AND 2003

	Share capital and premium			Other reserves
	Class A R'000	Class N R'000	Retained earnings R'000	Fair value reserve R'000	Hedging reserve R'000	Foreign currency translation reserve R'000	Total R'000

Balance April 1, 2002
As previously reported	14,243	1,842,861	(1,441,112)	–	–	946,484	1,362,476
Effect of adopting AC501	–	–	39,205	–	–	–	39,205
As restated	14,243	1,842,861	(1,401,907)	–	–	946,484	1,401,681
Foreign currency translation	–	–	–	–	–	(811,192)	(811,192)
Share capital issued	–	3,394,606	–	–	–	–	3,394,606
Treasury shares movement	–	(738,327)	–	–	–	–	(738,327)
Net attributable profit	–	–	338,337	–	–	–	338,337
Dividends	–	–	(37,058)	–	–	–	(37,058)
Balance March 31, 2003	14,243	4,499,140	(1,100,628)	–	–	135,292	3,548,047

Balance April 1, 2003
As previously reported	14,243	4,499,140	(1,482,423)	(7,613)	(20,550)	135,292	3,138,089
Effect of adopting AC501	–	–	44,400	–	–	–	44,400
As restated	14,243	4,499,140	(1,438,023)	(7,613)	(20,550)	135,292	3,182,489
Foreign currency translation	–	–	–	–	–	(298,611)	(298,611)
Treasury shares movement	–	78,646	–	–	–	–	78,646
Net fair value losses	–	–	–	(9,331)	–	–	(9,331)
Cash flow hedges	–	–	–	–	(19,549)	–	(19,549)
Net attributable profit	–	–	375,169	–	–	–	375,169
Dividends	–	–	(78,184)	–	–	–	(78,184)
Balance March 31, 2004	14,243	4,577,786	(1,141,038)	(16,944)	(40,099)	(163,319)	3,230,629

Balance April 1, 2004
As previously reported	14,243	4,577,786	(1,189,193)	(16,944)	(40,099)	(163,319)	3,182,474
Effect of adopting AC501	–	–	48,155	–	–	–	48,155
As restated	14,243	4,577,786	(1,141,038)	(16,944)	(40,099)	(163,319)	3,230,629
Foreign currency translation	–	–	–	–	–	43,790	43,790
Share capital issued	–	760,985	–	–	–	–	760,985
Treasury shares movement	–	38,137	–	–	–	–	38,137
Net fair value gains	–	–	–	40,742	–	–	40,742
Cash flow hedges	–	–	–	–	21,179	–	21,179
Net attributable profit	–	–	2,600,105	–	–	–	2,600,105
Dividends	–	–	(105,645)	–	–	–	(105,645)
Balance March 31, 2005	14,243	5,376,908	1,353,422	23,798	(18,920)	(119,529)	6,629,922

The accompanying notes are an integral part of these consolidated annual financial statements

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

1.     NATURE OF OPERATIONS

Naspers Limited was incorporated in 1915 under the laws of the Republic of South Africa. The principal activities of Naspers and its operating subsidiaries, joint ventures and associated companies (collectively, “the group”) are the operation of pay television, internet and instant messaging subscriber platforms and the provision of related technologies, the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services. These activities are conducted primarily in South Africa, sub-Saharan Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.

2.       PRINCIPAL ACCOUNTING POLICIES

The consolidated annual financial statements of the group are presented in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice (“SA GAAP”). The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale investments and financial assets and financial liabilities held for trading.

The group uses the South African rand as its presentation currency, being the measurement currency of the parent company. However, the group measures separately the transactions of each of its material operations using the functional currency determined for that specific entity, which in most instances, but not always, is the currency of the primary economic environment in which the operation conducts its business.

The preparation of the consolidated annual financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. Actual results ultimately may differ from those estimates.

The accounting policies used in the preparation of the consolidated annual financial statements are consistent in all material aspects with those applied during the year ended March 31, 2004, except for the following accounting policy changes:

The group adopted AC140, “Business Combinations”, AC129 (revised), “Intangible Assets”, and AC128 (revised), “Impairment of Assets”, on April 1, 2004. In accordance with the requirements of AC129 (revised) the group ceased the amortization of goodwill and intangible assets with indefinite useful lives from April 1, 2004. Accumulated amortization of goodwill and intangible assets with indefinite useful lives at March 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill (Rand 730.1 million) and intangible assets (Rand 15.1 million). Goodwill and indefinite life intangible assets are from April 1, 2004 tested annually for impairment, as well as when there are indications of impairment. According to the transitional provisions of AC140, AC129 (revised) and AC128 (revised), the standards have been applied prospectively from April 1, 2004, with no restatement of the comparative figures. The adoption of these accounting standards had no impact on prior year results or opening equity as at April 1, 2004. Amortization of goodwill for the years ended March 31, 2004 and 2003 amounted to Rand 295.3 million and Rand 275.4 million respectively. Impairments and adjustments to goodwill for the years ended March 31, 2005, 2004 and 2003 amounted to Rand 134.1 million, Rand 124.2 million and Rand 12.0 million respectively.

The group adopted AC501 “Accounting for South African secondary tax on companies (STC)” on April 1, 2004. AC501 provides guidance on the recognition and disclosure aspects of STC. In terms of AC501, the group is required to raise deferred tax assets in respect of unutilized STC credits, to the extent that it is probable that the group will declare future dividends against which the STC credits can be utilized. The group adopted AC501 retrospectively by restating comparative information. The adoption of AC501 increased the group’s retained earnings at April 1, 2002, 2003 and 2004 by Rand 39.2 million, Rand 44.4 million and Rand 48.2 million respectively. The taxation charges for the group for the years ended March 31, 2003 and 2004 was reduced by Rand 5.9 million and Rand 4.5 million respectively. Due to these adjustments to the taxation charges the minority shareholders’ interest in the group’s net profits for the years ended March 31, 2003 and 2004 increased by Rand 0.7 million in each of the respective years. Deferred tax assets increased by Rand 46.1 million and Rand 50.6 million at March 31, 2003 and 2004 respectively. At March 31, 2005 a net deferred tax asset of Rand 63.4 million exists relating to STC credits available to the group.

The group previously adopted AC133, “Financial Instruments - Recognition and Measurement”, on April 1, 2003. According to the transitional provisions of AC133, the standard has been applied prospectively from April 1, 2003, with no restatement of comparative figures. The cumulative impact on prior year results has been accounted for as an adjustment against equity as at April 1, 2003.

The group reclassified an amount of Rand 17.7 million that was included in “Amounts owing by related parties” under current assets at March 31, 2004 to “Investments and loans” under non-current assets. It relates to non-current related party loans. Disclosure relating to these loans has been made in note 7 to the consolidated annual financial statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.     PRINCIPAL ACCOUNTING POLICIES (continued)

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements include the results of Naspers Limited and all its subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and results of the group are shown separately in the consolidated balance sheet and income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognized by the group only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. Where the group previously did not recognize the minority shareholders’ portion of losses and the subsidiary subsequently turns profitable, the group recognizes all the profits until the minority shareholders’ share of losses previously absorbed by the group has been recovered.

Acquisitions of subsidiaries are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed is allocated to acquired identifiable tangible assets, identifiable intangible assets and goodwill. Identifiable intangible assets with finite useful lives are amortized over the period that the group expects to derive benefits from these assets. With the adoption of AC140, “Business Combinations”, from April 1, 2004, the group now accounts for the acquisition of an additional interest in an existing subsidiary as an equity transaction and not as a business combination. The difference between the purchase price and the book value of assets and liabilities acquired is treated as goodwill.

Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the group.

Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the group generally has between 20% and 50% of the voting rights, or over which the group exercises significant influence, but which it does not control.

Equity accounting involves recognizing in the income statement the group’s share of the associate’s post-acquisition results before taxation, exceptional items and dividends. The group's share of the associate's taxation and exceptional items is included in the taxation and exceptional items of the group, respectively. The group’s share of post-acquisition movements in reserves is accounted for in the reserves of the group. The group’s interest in the associate is carried on the balance sheet at cost, adjusted for the group’s share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognized on successive acquisitions. Where the group’s share of losses exceeds the carrying amount of its investment, the carrying amount is reduced to nil and no further losses are recognized, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate. Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The group’s interest in jointly controlled entities is accounted for by proportionate consolidation. The group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognize its share of gains or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognized immediately.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.     PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Investments

The group classified its investments in debt and equity securities into the following categories: held-for-trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments and included in current assets; for the purpose of these financial statements short-term is defined as a period of three months or less. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity, changes in fair value or interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Loans and receivables originated by the group and not held for trading are measured at amortized cost.

Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Held-for-trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of held-for-trading investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset’s estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Fixed property:	Factory buildings	25 years
	Other buildings	50 years
Printing presses		20 years
Production equipment		15 years
Office equipment		8 years
Computer equipment:	Manufacturing	5 years
	Office	3 years
Furniture		10 years
Vehicles		5 years
Set-top boxes		2 years
Transponders and transmitters		10 years

Major leasehold improvements are amortized over the shorter of their respective lease periods and estimated useful economic life. The carrying value of property, plant and equipment are reviewed periodically to assess whether or not the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

Concession assets are capitalized and depreciated over the shorter of their useful life of five years and the remaining concession period.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the group. Major renovations are depreciated over the remaining useful economic life of the related asset.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalized at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognized at the estimated present value of the minimum lease payments. Capitalized leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement. The amounts of interest expense and capital repayment on finance lease payments are allocated using the effective interest rate method.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals are charged against operating profit on a straight-line basis over the period of the lease.

(e)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is included in “Goodwill” on the balance sheet. Goodwill on the acquisition of associated companies is included in “Investments and loans” as part of investments in associated companies. Goodwill was amortized using the straight-line method over its estimated useful life until March 31, 2004. Management determined the estimated useful life of goodwill based on its evaluation of the respective company at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired company. Goodwill was amortized over periods ranging from 3 to 20 years. With the adoption of AC129 (revised), “Intangible assets”, the amortization of goodwill was ceased with effect from April 1, 2004. Goodwill is now tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Patents, brand names, trademarks, title rights, concession rights, software and other similar intangible assets acquired are capitalized at cost. Until March 31, 2004 all such intangible assets were amortized using the straight-line method over their useful lives, not exceeding 20 years. With the adoption of AC129 (revised), “Intangible Assets”, the amortization of intangible assets with indefinite useful lives was ceased with effect from April 1, 2004. Intangible assets with indefinite useful lives are now tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are still being amortized using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The following amortization periods are used for intangible assets with finite useful lives:

Patents	5 years
Title rights	8 years
Brand names & trademarks	20 years
Software	2 - 5 years
Intellectual property rights	3 - 5 years
Concession rights	20 years
Subscriber base	6 - 8 years

No value is attributed to internally developed trademarks or similar rights and assets. Costs incurred on these items, whether purchased or created by the group, are charged to the income statement in the period in which they are incurred.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Program and film rights

Purchased program and film rights are stated at acquisition costs less accumulated amortization. Licenses are recorded as assets and liabilities for rights acquired, and obligations incurred under license agreements when the license period begins and the cost of each program is known or reasonably determinable. Sports rights are written off on initial broadcasting of the event whereas general entertainment and films are amortized either on a straight-line basis over the duration of the license or based on broadcasts where the number of screenings are restricted. Amortization of program and film rights is included in the cost of providing services and sale of goods. The costs of in-house programs are expensed as incurred.

(g)	Impairment of long lived assets

The group evaluates the carrying value of assets with finite useful lives when events and circumstances indicate that the carrying value may not be recoverable. Indicators of possible impairment include, but are not limited to: significant underperformance relative to expectations based on historical or projected future operating results; significant changes in the manner of use of the assets or the strategy for the group’s overall business; significant negative industry or economic trends; a significant and sustained decline in an investment’s share price or market capitalization relative to its net asset value. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

An impairment loss is recognized in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset’s recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

An impairment loss recognized for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized in prior years. The reversal of such an impairment loss is recognized in the income statement in the same line item as the original impairment charge. An impairment loss previously recognized in respect of goodwill is, however, not reversed.

(h)	Development activities

Research and development costs

Research and development costs are charged against operating profit as the expenditure is incurred.

Software development costs

Generally, costs associated with developing computer software programs for the group’s own use are recognized as an expense as incurred. However, expenditure that enhances or extends the benefits of acquired computer software programs beyond their original specifications or estimated useful lives is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

Software development costs that are directly associated with identifiable and unique software products controlled by the group and will probably generate future economic benefits are capitalized, beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers.

Website development costs

Website development costs are capitalized as intangible assets if the necessary recognition criteria for capitalization can be met, otherwise it is charged against operating profit as the expenditure is incurred.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Inventory

Inventory is stated at the lower of cost or net realisable value. The cost of inventory is determined by means of the first-in-first-out basis. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to inventory purchases. Net realisable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(j)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

(k)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and investments in money market instruments with maturities of three months or less at the date of purchase. Certain cash balances are restricted from immediate use according to terms with banks or other financial institutions. For cash flow purposes, cash and cash equivalents are presented net of bank overdrafts.

(l)	Borrowings

Borrowings are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(m)	Provisions

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

(n)	Taxation

Taxation rates

The normal South African company tax rate used for the year is 30%. Deferred tax assets and liabilities for South African entities at March 31, 2005 have been calculated using a rate of 29%, being the rate that the group expects to apply to the periods when the assets are realized or the liabilities are settled. Secondary tax on companies is calculated at 12.5%. International tax rates vary from jurisdiction to jurisdiction.

Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted, or where appropriate, substantially enacted tax rates are used to determine deferred taxation.

Using this method, the group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Taxation (continued)

Deferred taxation (continued)

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

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Secondary tax on companies (“STC”)

Dividends declared by South African companies are subject to STC, but are reduced by dividends received during the dividend cycle in determining the STC liability. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefit related to excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid. Deferred tax assets are recognized on unutilized STC credits to the extent that it is probable that the group would declare future dividends to utilise such STC credits.

(o)	Foreign currencies

Income statements of foreign subsidiaries regarded as foreign entities are translated to South African rand at average exchange rates for the year and the balance sheets are translated at the year-end exchange rates. Exchange differences arising from the translation of such entities are recognized as a foreign currency translation reserve. On disposal of such entities, the translation differences are recognized in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Foreign currency transactions in the group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges. Monetary assets and liabilities are translated at year-end exchange rates.

(p)	Derivative financial instruments

The group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments mainly comprise foreign exchange contracts, interest rate caps and interest rate swap agreements. Foreign exchange contracts protect the group from movements in exchange rates by fixing the rate at which a foreign currency asset or liability will be settled. Interest rate caps and swap agreements protect the group from movements in interest rates. It is the policy of the group not to trade in derivative financial instruments for economically speculative purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The group designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Derivative financial instruments (continued)

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting under the specific rules in AC133. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting under AC133 are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under AC133, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on translation are recognized in equity.

Embedded derivatives are derivative instruments that are embedded in another contract or host contract. The group separates an embedded derivative from its host contract and accounts for it separately, when its economic characteristics are not clearly and closely related to those of the host contract. These separated embedded derivatives are classified as trading assets or liabilities and marked to market through the income statement, provided that the combined contract is not measured at fair value with changes through the income statement.

(q)	Revenue recognition

Product sales

Sales are recognized upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.

Subscription fees

Pay-television and Internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the group. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognized in the month the service is provided.

Advertising revenues

The group mainly derives advertising revenues from advertisements published in its newspapers and magazines, broadcasted on its pay television platforms and shown online on its websites and instant messaging windows. Advertising revenues from pay television and print media products are recognized upon showing or publication over the period of the advertising contract. Publication is regarded to be when the print media product has been delivered to the retailer and is available to be purchased by the general public. Online advertising revenues are recognized rateably over the period in which the advertisements are displayed.

Printing and distribution

Revenues from print and distribution services are recognized upon completion of the services and delivery of the related product and customer acceptance, net of taxes, VAT and discounts, and after elimination of sales within the group. The recognition of print services revenue is based upon delivery of the product to the distribution depot and acceptance by the distributor of the client, or where the customer is responsible for the transport of the products, acceptance by the customer or its nominated transport company. Revenues from distribution services are recognized upon delivery of the product to the retailer and acceptance thereof.

Print and distribution services are separately provided by different entities within the group and separately contracted for by third party customers. Where these services are provided to the same client, the terms of each separate contract are consistent with contracts where an unrelated party provides one of the services. Revenue is recognized separately for print and distribution services as the contracts are separately negotiated based on fair value for each service.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.     PRINCIPAL ACCOUNTING POLICIES (continued)

(q) Revenue recognition (continued)

Technology contracts and licensing

Continuing operations

For contracts with multiple obligations (e.g. maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenue from product licenses are recognized when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the group has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognized rateably over the period during which the maintenance is to be provided. That period generally commences on the date that the software is delivered. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The group recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates rateably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the group recognizes revenue as the related services are performed.

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

Discontinuing operations

For product licenses sold with integration services, the group recognizes revenue based on the completed-contract method. Revenue from software development contracts of less than six months’ duration is recognized based on the completed-contract method and for longer-term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined.

Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. These services include strategic interactive television consulting; middleware porting and integration services for set-top box manufacturers and chip-set vendors; network customization and field validation test services; customization of core applications or integration testing of third-party applications; client-specific solution centres; customization and implementation services for deploying HTML engine and browsers to set-top boxes and internet devices; and content transformation and training. Revenue is generally recognized based on the percentage of completion method, provided there are insignificant amounts of risk associated with customer acceptance. Revenue earned from professional services that possess significant customer acceptance risk is recognized based on the completed contract method. The types of arrangements that involve significant customer acceptance risk include services that involve significant production, modification or customization of software. Since SA GAAP does not contain specific guidance for recognizing revenue on technically-based professional services, under these arrangements, the arrangements are accounted for in conformity with specific accounting guidance in the United States including ARB No 45, using the relevant guidance in SOP 81-1, as guided by SOP 97-2. In cases where services do not involve such significant production, modification or customization of software, then service revenue is recognized separately from the software license revenue and is recognized as the services are being performed, as required by SOP 97-2.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.     PRINCIPAL ACCOUNTING POLICIES (continued)

(q) Revenue recognition (continued)

Instant messaging services

The group’s activities include operating instant messaging platforms from which it derives revenues from provision of mobile and telecommunications value-added services and internet value-added services.

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services and other mobile value-added services. These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis (“Mobile and Telecom Service Fees”). These services are predominantly delivered through the platforms of various mobile operators and they also collect the Mobile and Telecom Service Fees on behalf of the group. Mobile and Telecom Service Fees are recognized at the amount invoiced to the group’s customers by the various mobile operators, less any sales taxes. Fixed commissions, other expenses and bad debt expenses are recorded as an element of cost of providing services.

Revenue from internet value-added services (“Internet Service Fees”) are derived from subscriptions received or receivable from the provision of a comprehensive customer service platform that utilizes instant messaging and online entertainment services. Similar to mobile and telecommunication value-added services these services are substantially delivered to the group’s customers through the platforms of various mobile operators with monthly subscriptions paid or payable by the users. In addition, a small portion of the Internet Service Fees is prepaid by the customers to the group in the form of prepaid point cards. Revenue related to these prepaid services are recorded as deferred revenue and amortized on a straight-line basis into income over the estimated usage period.

Tuition fees

Tuition fees are non-refundable and are recognized on a percentage of completion method over the term of the applicable course.

Interest income

Interest is accrued on a time-proportion basis, recognizing the effective yield on the underlying assets.

Dividend income

Dividends are recognized when the right to receive payment is established.

(r)	Employee benefits

Retirement benefits

The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group’s contributions to retirement funds are recognized as an expense when the employees render the related service.

Medical aid benefits

The group’s contributions to medical aid benefit funds for employees are recognized as an expense in the period during which the employees render services to the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES (continued)

(r) Employee benefits (continued)

Post-retirement medical aid benefit

Some group companies provide post-retirement health-care benefits to their retirees. The entitlement to post-retirement health-care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out annual valuations of these obligations. All actuarial gains and losses are recognized immediately in the income statement. The actuarial valuation method used to value the obligations is the Projected Unit Credit Method. Future benefits are projected using specific actuarial assumptions and the liability to in-service members is accrued over their expected working lifetime. These obligations are unfunded.

(s)	Equity compensation benefits

No compensation cost is recognized for options or shares granted to employees from share incentive plans. Equity compensation plans are consolidated by the group.

(t)	Segment reporting

The primary segmental reporting has been prepared based on the group’s method of internal reporting, which disaggregates its business by service or product. The secondary segmental reporting has been prepared on a geographical basis. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

(u)	Discontinuing operations

A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.

(v)	Advertising expenses

Advertising expenses are expensed in the financial period in which they are incurred.

(w)	Treasury shares

Where subsidiaries hold shares in the holding company’s equity share capital, the consideration paid to acquire these shares including any attributable incremental external costs is deducted from total shareholders’ equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares.

(x)	Exceptional items

The group’s policy is to show separately, as exceptional items, certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group’s performance and to make comparisons of operating margins more meaningful.

(y)	Recently issued accounting standards

The new JSE Securities Exchange South Africa Listing Requirements requires that the group apply International Financial Reporting Standards (“IFRS”) for the year ended March 31, 2006. The group is in the process of assessing what the impact of the adoption of IFRS on the group’s results of operations and financial position would be. The following IFRS standards will have an impact for the 2006 year-end:

The International Accounting Standards Board (“IASB”) issued IFRS 1 “First-time adoption of IFRS” in June 2003. This statement applies when an entity adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS. It sets out the principles that the group will have to apply in preparation of its first annual financial statements under IFRS for the year ended March 31, 2006.

The IASB issued its improved standards under the “Improvements project” in December 2003. This exposure draft is on improvements to International Accounting Standards (“IAS”) and proposes substantial revisions to certain standards and lesser revisions to some others. The group will adopt the reissued standards in financial year March 2006 and is currently evaluating the effects of these reissued statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES (continued)

(y) Recently issued accounting standards (continued)

The IASB issued its revised standards on financial instruments, IAS 32 “Financial instruments: disclosure and Presentation” and IAS 39 “Financial instruments: recognition and measurement” in December 2003 and is effective for the group from its March 31, 2006 year-end. These revisions establish amendments to the two South African Accounting Standards dealing with accounting for financial instruments, AC125 and AC133. The group is currently evaluating the effects of the revisions.

The IASB issued IFRS 2 “Share-based payments” in February 2004 and will be effective date for the group’s March 2006 year-end. The objective of this standard is to ensure that an entity recognizes all share-based payment transactions in its financial statements, measured at fair value, so as to provide high quality, transparent and comparable information to users of financial statements. The group estimates that a share-based compensation charge of between Rand 100 million and Rand 125 million will be accounted for under IFRS 2 for the financial year ended March 31, 2005.

The IASB issued IFRS 5 “Disposal of non-current assets and presentation of discontinued operations” in March 2004 and will be effective date for the group’s March 31, 2006 year-end. The objective of this standard is to improve the information in financial statements about assets and disposal groups that are to be disposed of and discontinued operations. The group will adopt IFRS 5 during its financial year ending March 31, 2006 and is currently evaluating the effects of the standard.

3.   SIGNIFICANT ACQUISITIONS AND DIVESTITURES

Financial year ended March 31, 2005:

On April 1, 2004, Media24 Limited acquired the remaining 50% interest it did not already own in Alchemy Publishing (Proprietary) Limited for a cash consideration of Rand 4.6 million. The total purchase consideration of Rand 4.6 million was allocated based upon an appraisal, as follows: net assets (Rand 0.7 million) and goodwill (Rand 3.9 million).

On April 13, 2004, Johnnic Communications Limited (“Johncom”) exercised a call option on Naspers relating to 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of the Section 311 schemes of arrangement concluded during March 2004. Naspers sold 33 686 280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million resulting in a loss of Rand 27.9 million on disposal. Naspers retained an effective 60,12% interest in both M-Net and SuperSport.

Tencent Holdings Limited (“Tencent”) completed an initial public offering of shares on June 16, 2004 and listed on the Hong Kong Stock Exchange. The group’s interest in Tencent was diluted from 50% to approximately 36.1%. Tencent’s net proceeds were approximately HK$1.64 billion. The group realized a dilution profit of Rand 358.4 million. The group exercised joint control over the operations of Tencent until June 16, 2004 and therefore proportionately consolidated the results of Tencent until that date. After the listing of Tencent the group retained significant influence over Tencent’s financial and operating policies, therefore Tencent was equity accounted by the group from June 16, 2004.

NetMed NV (“NetMed”) announced on June 19, 2003, that subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA (“Teletypos”), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately Euro 6.6 million in cash and a 12.5% equity interest in NetMed. On September 22, 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended March 31, 2005. The group realized a profit of Rand 215.7 million on the dilution of its interest in NetMed. Goodwill of Rand 312.9 million was accounted for on the acquisition of the remaining interest that the group did not already own in MultiChoice Hellas.

Beijing Media Corporation Limited (“BMC”) completed an initial public offering of shares on December 22, 2004 and listed on the Hong Kong Stock Exchange. The group acquired an interest of 9.9% in BMC through its participation in the initial public offering. The group paid Rand 273.2 million in cash for its interest. The group has classified the investment as an available-for-sale investment and is carrying it on its balance sheet at fair value.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.   SIGNIFICANT ACQUISITIONS AND DIVESTITURES (continued)

Financial year ended March 31, 2005 (continued):

On February 1, 2005, M-Web Holdings (Proprietary) Limited (“M-Web”) acquired from Tiscali International BV its South African ISP business (“Tiscali”) for a purchase consideration of Rand 309.3 million in cash.

The fair value of the identifiable assets and liabilities of Tiscali as at the date of the acquisition are:
	Recognized	Carrying
	on acquisition	value
	R'000	R'000

Property, plant and equipment	6,368	30,079
Subscriber base	224,013	–
Deferred tax	(49,831)	10,260
Cash and cash deposits	39,160	39,160
Other current assets	3,633	3,633
Current liabilities	(60,511)	(60,511)
Fair value of net assets	162,832	22,621
Goodwill arising on acquisition	146,468
Purchase consideration	309,300

The cash outflow on acquisition is as follows:

R'000

Net cash acquired with the Tiscali business	39,160
Cash paid	(309,300)
Net cash outflow	(270,140)

The purchase agreement contains terms where any excess in net asset value acquired greater than Rand 44 million is payable on a rand for rand basis to the seller. The group has estimated that the net asset value acquired was approximately Rand 64 million and has recorded goodwill and a related liability for this excess amount. From the date of acquisition the Tiscali business has contributed Rand 37.8 million to revenue and a net loss after tax of Rand 7.9 million to the group’s results for the year ended March 31, 2005. Included in the Rand 146.5 million of goodwill recognized above are certain intangible assets that cannot be individually separated and reliable measured from the acquiree due to their nature. These assets consist of synergy benefits.

During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of Rand 141.6 million. A profit on sale of investments of Rand 18.7 million was realized on this transaction.

Subsequent to March 31, 2005, MultiChoice Africa (Proprietary) Limited (“MultiChoice”) entered into a sale of shares agreement with MTN Group Limited (“MTN”) and Orbicom (Proprietary) Limited (“Orbicom”) in terms of which MultiChoice shall, subject to certain conditions precedent, purchase all of MTN’s shares in Orbicom and claims against Orbicom for Rand 37.0 million.

Financial year ended March 31, 2004:

On April 22, 2003, the group acquired an additional 15% in MultiChoice Kenya Holdings Limited for a purchase consideration of US$0.3 million. This increased the group’s effective shareholding in MultiChoice Kenya Limited to 60%.

On July 3, 2003, Media24 Limited (“Media24”) acquired, pursuant to a put option exercised by the NR Retief Trust, an additional interest of 10.53% in its subsidiary, Paarl Media Holdings (Proprietary) Limited (“Paarl Media”), for a purchase consideration of Rand 95 million in cash. This increased Media24’s effective financial interest in Paarl Media to 84.21%. The total purchase consideration of Rand 95.2 million (including expenses of Rand 0.2 million) was allocated based upon an appraisal, as follows: net assets (Rand 34.1 million) and goodwill (Rand 61,1 million). The goodwill is to be amortized over its estimated useful life of eight years. The goodwill is mainly attributable to the market share of Paarl Media in the South African printing industry.

On August 11, 2003, Tencent Holdings Limited bought back some of its own shares, resulting in the group owning through its subsidiary, MIH QQ (BVI) Limited, 50% of the share capital of Tencent Holdings Limited, with the founding members owning the remaining 50%. The group consolidated the results of Tencent until that date as the group exercised control over Tencent. After this transaction the group enjoyed joint control with the founders, therefore the results of Tencent subsequent to this transaction were proportionately consolidated.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.     SIGNIFICANT ACQUISITIONS AND DIVESTITURES (continued)

Financial year ended March 31, 2004 (continued):

On October 22 , 2003, the group disposed of its interests in Cable News Egypt Limited and Nile Communications Network Limited for US$0.9 million and US$0.7 million respectively. A profit of US$0.6 million was realized on disposal.

On 24 March 2004, the last conditions precedent relating to schemes of arrangement under Section 311 of the South African Companies Act, 1973, were satisfied, in terms of which Naspers Limited acquired an additional 19.62% financial interest in Electronic Media Network Limited (“M-Net”) and SuperSport International Holdings Limited (“SuperSport”) respectively. Minority shareholders in M-Net and SuperSport were offered Rand 8.50 in cash per M-Net and SuperSport linked unit or one Naspers Class N ordinary share for every 4.5 M-Net and SuperSport linked units. Subsequent to March 31, 2004, Naspers issued 17,532,061 Naspers Class N ordinary shares in consideration for 78,894,421 M-Net and SuperSport linked units and paid cash of Rand 61.7 million for a further 7,259,747 M-Net and SuperSport linked units. The investment in 33,686,280 of these M-Net and SuperSport shares for a consideration of Rand 314.2 million was classified as an available-for-sale investment at March 31, 2004, due to an outstanding call option over these shares. The remaining purchase consideration of Rand 503.3 million (including expenses of Rand 1.9 million) relating to the remaining 52,467,888 M-Net and SuperSport shares was accounted for as an investment in a joint venture and allocated based upon an appraisal, as follows: net liabilities (Rand 2.2 million), net intangible assets other than goodwill (Rand 12.6 million) and goodwill (Rand 492.9 million). The goodwill is mainly attributable to the key role that M-Net and SuperSport are playing in the provision of content to the South African pay television market.

Financial year ended March 31, 2003:

In August 2002, MIH Limited (“MIHL”) sold all of its shares in OpenTV Inc. (“OpenTV”) to Liberty Media Corporation and LDIG OTV Inc. for approximately Rand 489.7 million (US$46.2 million) in cash, before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. In addition, upon the closing of the OpenTV transaction, MIHL obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive television technologies in consideration for the payment of Rand 180.2 million (US$17 million). Further MultiChoice Africa, a subsidiary of MIHL, paid Rand 47.7 million (US$4.5 million) to OpenTV under operating agreements for the deployment of OpenTV’s advanced interactive television technologies and bundled content. OpenTV’s results have been included in Naspers’ financial statements as discontinuing operations. A profit on sale of OpenTV of Rand 751 million has been realized and is disclosed as a profit on discontinuance of operations.

In December 2002 a merger agreement was concluded in terms of which MIHL merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL’s outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98, 803,261 Class N ordinary shares to the minority shareholders of MIH Limited at an exchange ratio of 3.5 Class N ordinary shares for each MIHL A ordinary share. The group further concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Naspers Class N ordinary share. A total of 38,263,345 Class N ordinary shares was issued. MIH Holdings was delisted from the JSE Securities Exchange SA. These reorganization transactions were conducted to significantly simplify the corporate structure and operation of the group. The total purchase consideration of Rand 3,376.2 million (including expenses of Rand 52 million) was allocated based upon an appraisal, as follows: net assets (Rand 1,035.4 million), net intangible assets other than goodwill (Rand 439.2 million to subsidiaries and Rand 54.4 million to associated companies and joint ventures) and goodwill (Rand 1,336.6 million to subsidiaries and Rand 510.6 million to associated companies and joint ventures). The goodwill is mainly attributable to synergies between the various media businesses and the dominant market position of certain business units within the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005 R'000	2004 R'000
4.	PROPERTY, PLANT AND EQUIPMENT
	Land and buildings - owned	600,069	590,172
	Cost price	704,436	682,846
	Accumulated depreciation	104,367	92,674

	Land and buildings - leased	97,763	99,930
	Cost price	116,363	114,956
	Accumulated depreciation	18,600	15,026

	Manufacturing equipment - owned	474,705	396,410
	Cost price	945,234	805,244
	Accumulated depreciation	470,529	408,834

	Manufacturing equipment - leased	62,604	69,234
	Cost price	144,810	144,810
	Accumulated depreciation	82,206	75,576

	Concession assets	–	450
	Cost price	27,338	27,760
	Accumulated depreciation	27,338	27,310

	Transmission equipment and set-top boxes - owned	91,689	69,715
	Cost price	555,464	512,250
	Accumulated depreciation	463,775	442,535

	Transmission equipment and set-top boxes - leased	1,444,707	1,568,298
	Cost price	2,840,118	2,708,221
	Accumulated depreciation	1,395,411	1,139,923

	Vehicles, computer and office equipment - owned	427,997	405,054
	Cost price	1,715,557	1,573,271
	Accumulated depreciation	1,287,560	1,168,217

	Vehicles, computers and office equipment - leased	3,481	12,902
	Cost price	12,626	44,250
	Accumulated depreciation	9,145	31,348

	Subtotal	3,203,015	3,212,165
	Work-in-progress	148,598	61,669
	Net book value	3,351,613	3,273,834

	Total cost price	7,210,544	6,675,277
	Total accumulated depreciation	3,858,931	3,401,443
	Net book value	3,351,613	3,273,834

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.     PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings R'000	Manufac- turing R'000	Transmission equipment and set-top boxes R'000	Vehicles, computers and office equipment R'000	Concession assets R'000	Total 2005 R'000	Total 2004 R'000
Cost price
Balance April 1	797,802	950,054	3,220,471	1,617,521	27,760	6,613,608	6,952,046
Currency translation differences	(7,010)	–	26,137	9,596	(422)	28,301	(522,517)
Reallocations	17	3,899	5,764	(9,680)	–	–	–
Asset impairment	(4,748)	–	–	–	–	(4,748)	–
Acquisition of subsidiaries	1,233	–	–	6,355	–	7,588	16,410
Acquisitions	44,056	142,614	170,386	260,357	–	617,413	399,143
Disposals	(9,224)	(6,523)	(27,176)	(100,897)	–	(143,820)	(211,784)
Disposal of interest in joint venture	–	–	–	(53,977)	–	(53,977)	–
Disposal of subsidiaries	(1,327)	–	–	(1,092)	–	(2,419)	–
Change in effective holding of joint ventures	–	–	–	–	–	–	(19,690)
Balance March 31	820,799	1,090,044	3,395,582	1,728,183	27,338	7,061,946	6,613,608

Accumulated depreciation
Balance April 1	107,700	484,410	1,582,458	1,199,565	27,310	3,401,443	3,149,224
Currency translation differences	(5,939)	–	28,629	9,614	(413)	31,891	(229,796)
Reallocations	146	3,499	733	(4,378)	–	–	–
Asset impairment	(1,270)	–	–	–	–	(1,270)	–
Acquisition of subsidiaries	–	–	–	543	–	543	15,444
Disposals	(1,191)	(4,496)	(25,538)	(89,801)	–	(121,026)	(176,073)
Disposal of interest in joint venture	–	–	–	(11,488)	–	(11,488)	–
Disposal of subsidiaries	(30)	–	–	(715)	–	(745)	–
Depreciation	23,551	69,322	272,904	193,365	441	559,583	635,102
Change in effective holding of joint ventures	–	–	–	–	–	–	7,542
Balance March 31	122,967	552,735	1,859,186	1,296,705	27,338	3,858,931	3,401,443

Work-in-progress						148,598	61,669

Net book value	697,832	537,309	1,536,396	431,478	–	3,351,613	3,273,834

Concession assets consist primarily of transmission and receiving equipment used under concession agreements. These concession agreements are Build Transfer Operate agreements, whereby the group constructs and pays for certain broadcasting assets, but transfers ownership of those assets to the Mass Communication Organisation of Thailand (“MCOT”). The group retains the right to use these assets during the concession period. At the end of the concession period these assets are delivered to MCOT.

During the financial year ended March 31, 2005, the group recognized an impairment of land and buildings with a net book value of Rand 3.5 million (2004: Rand nil). The impairment loss has been included in “exceptional items” in the income statement. The recoverable amount has been determined based on a value in use calculation. The reason for the impairment is that the recoverable amounts of the assets are less than their carrying value.

The group has pledged property, plant and equipment with a carrying value of Rand 464.9 million at March 31, 2005 (2004: Rand 161.7 million) as security against certain term loans and overdrafts with banks.

Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.     GOODWILL

	March 31
	2005	2004
	R'000	R'000

Cost price
Balance April 1	2,053,602	2,811,992
Currency translation differences	1,951	(309,850)
Adjustments resulting from adjustments to deferred tax assets	(126,056)	(107,703)
Adjustments resulting from changes in the provisional fair values of identifiable liabilities	(2,302)	–
Impairment	–	(8,331)
Acquisitions	162,904	25,597
Disposals	(19,418)	(3,159)
Disposal of subsidiaries	(1,680)	–
Disposal of joint ventures	(51,613)	–
Successive acquisitions	312,861	392,652
Change in effective holding of joint ventures	–	(17,476)
Balance March 31	2,330,249	2,783,722

Accumulated amortization and impairment
Balance April 1	–	538,876
Currency translation differences	–	(100,955)
Adjustments resulting from adjustments to deferred tax assets	–	7,180
Impairment	8,011	1,014
Disposals	–	(978)
Amortization	–	295,260
Change in effective holding in joint ventures	–	(10,277)
Balance March 31	8,011	730,120

Net book value	2,322,238	2,053,602

Classification of amortization in income statements
Amortization for the year	–	295,260
Adjustments resulting from adjustments to deferred tax assets	126,056	114,883
Impairment	8,011	9,345
	134,067	419,488

The group recognized impairment losses on goodwill of Rand 8.0 million (2004: Rand 9.4 million) during the financial year ended March 31, 2005, due to the fact that the recoverable amount of certain cash-generating units were less than their carrying value. The impairment charges have been included in “Amortization and impairment of goodwill” in the income statement. The recoverable amounts have been based on value in use calculations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.   GOODWILL (continued)

    The changes in the carrying amount of goodwill on a segmental basis for the year ended March 31, 2005 are as follows:

	Electronic media			Print media
	Pay television R'000	Internet R'000	Technology R'000	Newspapers, magazines and printing R'000	Books R'000	Education R'000	Total R'000
Net book value
Balance April 1	1,701,502	140,222	30,162	114,782	6,056	60,878	2,053,602
Currency translation differences	3,429	(1,008)	(470)	–	–	–	1,951
Adjustments resulting from adjustments of deferred tax assets	(126,056)	–	–	–	–	–	(126,056)
Adjustments resulting from changes in the provisional fair value of identifiable liabilities	(2,302)	–	–	–	–	–	(2,302)
Impairment	–	(6,282)	–	–	(1,729)		(8,011)
Acquisitions	312,860	141,347	–	4,238	4,029	13,291	475,765
Disposals	(19,418)	–	–	–	–	–	(19,418)
Disposal of subsidiaries	(1,324)	–	–	–	(356)	–	(1,680)
Disposal of joint ventures	–	(51,613)	–	–	–	–	(51,613)
Balance March 31	1,868,691	222,666	29,692	119,020	8,000	74,169	2,322,238

Impairment testing of indefinite life goodwill and other intangible assets

The group has allocated its goodwill and other intangible assets to various cash-generating units. The recoverable amounts of these cash-generating units have been determined based on either a value in use calculation or on a fair value less costs to sell basis. The value-in-use is based on discounted cash flow calculations. The group based its cash flow calculations on three-to five-year budgeted and forecasted information approved by senior management and the various boards of directors of group companies. Long-term average growth rates for the respective countries in which the entities operate were used to extrapolate the cash flows into the future. Where fair value was used to calculate recoverable amounts, it was based on publicly traded market prices. The group allocated goodwill and intangible assets with indefinite lives to the following cash-generating units:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.   GOODWILL (continued)

		Indefinite	Basis for	Discount	Growth rate
		life	determining	rate	used to
	Goodwill	intangibles	recoverable	applied to	extrapolate
	R'000	R'000	amount	cash flows	cash flows
Cash-generating unit
MultiChoice Africa (Proprietary) Limited	371,321	106,585	Value in use	20.94%	4.0%
MultiChoice Africa Limited	392,511	37,141	Value in use	29.82%	3.3%
MultiChoice Hellas Limited	346,579	80,203	Value in use	13.94%	2.7%
MultiChoice Cyprus Limited	21,180	3,708	Fair value	–	–
Electronic Network Media Limited/SuperSport International Holdings Limited	437,067	28,386	Value in use	20.94%	4.0%
United Broadcasting Corporation Public Company Limited	300,036	21,149	Fair value	–	–
Irdeto Access BV	29,692	7,728	Value in use	13.11%	3.3%
M-Web Holdings Limited	223,294	16,165	Value in use	29.29%	4.0%
Boland Newspapers (Proprietary) Limited	20,891	–	Value in use	18.63%	4.0%
Paarl Media Holdings (Proprietary) Limited	82,223	–	Value in use	17.53%	4.0%
Natal Witness Printing and Publishing Company
(Proprietary) Limited	11,464	–	Value in use	18.63%	4.0%
Educor Holdings Limited	74,170	–	Value in use	20.90%	4.0%
Various other units	11,810	–	Value in use	various	various
	2,322,238	301,065

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

6.   OTHER INTANGIBLE ASSETS

	Subscriber base R'000	Intellectual property rights R'000	Brand names and title rights R'000	Software R'000	Concession rights R'000	Total 2005 R'000	Total 2004 R'000
Cost price
Balance April 1	1,927	190,334	357,554	10,987	12,773	573,575	602,176
Currency translation differences	–	(2,773)	1,960	–	(194)	(1,007)	(44,421)
Impairment	–	–	–	–	–	–	2,939
Acquisition of subsidiaries	224,013	22,712	81	–	–	246,806	–
Acquisitions	400	19,216	1,597	19,647	–	40,860	15,552
Successive acquisitions	–	–	–	–	–	–	14,077
Disposals	–	(16,348)	(12,006)	–	–	(28,354)	(500)
Disposal of interest in joint ventures	–	–	(15,296)	–	–	(15,296)	–
Change in effective holding in joint ventures	–	–	–	–	–	–	(1,192)
Balance March 31	226,340	213,141	333,890	30,634	12,579	816,584	588,631

Accumulated amortization
Balance April 1	1,006	105,248	18,475	5,692	5,341	135,762	86,492
Currency translation differences	–	(1,990)	–	–	(69)	(2,059)	(3,861)
Impairment	–	4,579	–	413	–	4,992	5,954
Successive acquisitions	–	–	–	–	–	–	659
Disposals	–	(16,348)	(190)	–	–	(16,538)	–
Disposal of interest in joint ventures	–	–	(1,784)	–	–	(1,784)	–
Amortization	372	41,436	1,787	7,782	548	51,925	62,004
Change in effective holding in joint ventures	–	–	–	–	–	–	(430)
Balance March 31	1,378	132,925	18,288	13,887	5,820	172,298	150,818

Net book value	224,962	80,216	315,602	16,747	6,759	644,286	437,813

Classification of amortization in income statements
Amortization for the year						51,925	62,004
Impairment						4,992	3,015
						56,917	65,019

The group recognized impairment losses on other intangible assets of Rand 5.0 million (2004: Rand 3.0 million) during the financial year ended March 31, 2005, due to the fact that the recoverable amounts of certain cash-generating units were less than their carrying values. The impairment charges have been included in “Amortization and impairment of other intangibles” on the income statement. The recoverable amounts have been based on value in use calculations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005	2004
		R'000	R'000
7.	INVESTMENTS AND LOANS
	Investments in associated companies
	Listed	793,331	–
	Unlisted	33,491	30,871
		826,822	30,871

	Investments held for trading
	Listed	8,111	–
	Unlisted	30,458	–
		38,569	–

	Available-for-sale investments
	Listed	313,763	137,204
	Unlisted	1,033	286,522
		314,796	423,726

	Originated loans
	Unlisted	23,127	21,331
		23,127	21,331

	Loans to related parties
	Unlisted	24,779	17,653
		24,779	17,653

	Total investments and loans	1,228,093	493,581

	Investments classified on balance sheets
	Non-current	1,219,982	70,044
	Current	8,111	423,537
		1,228,093	493,581

	Market value of total listed investments	3,208,023	137,204
	Directors' valuation of total unlisted investments and loans, as approved
	by the directors of the respective group companies	112,888	356,377

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.   INVESTMENTS AND LOANS (continued)

The following information relates to Naspers Limited’s financial interest in its significant subsidiaries, over which the group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of subsidiary	Measure-ment currency	Type of interest	Effective percentage interest*		Nature of business	Country of incorporation
			2005	2004
			%	%
Media24 Limited	ZAR	D	100.0	100.0	Print media	South Africa
Paarl Media Holdings (Proprietary) Limited	ZAR	I	83.8	84.2	Printing	South Africa
Touchline Media (Proprietary) Limited	ZAR	I	100.0	100.0	Magazine publishing	South Africa
Boland Newspapers (Proprietary) Limited	ZAR	I	75.0	75.0	Newspaper publishing	South Africa
Via Afrika Limited	ZAR	I	100.0	100.0	Book publishing and retail	South Africa
Educor Holdings Limited	ZAR	I	100.0	93.5	Private education	South Africa
MIH Investments (Proprietary) Limited	ZAR	D	100.0	100.0	Investment holding	South Africa
MIH Holdings Limited	ZAR	I	100.0	100.0	Investment holding	South Africa
MultiChoice Africa (Proprietary) Limited	ZAR	I	100.0	100.0	Subscription television	South Africa
M-Web Holdings (Proprietary) Limited	ZAR	I	100.0	100.0	Internet service and content provider	South Africa
MIH (BVI) Limited	USD	I	100.0	100.0	Investment holding	British Virgin Islands
Myriad International Holdings BV	EUR	I	100.0	100.0	Investment holding	The Netherlands
MultiChoice Africa Limited	USD	I	100.0	100.0	Subscription television	Mauritius
NetMed NV	EUR	I	74.5	84.7	Investment holding	The Netherlands
NetMed Hellas SA	EUR	I	74.5	84.7	Subscription television	Greece
MultiChoice Hellas SA	EUR	I	44.9	44.9	Subscription television	Greece
MultiChoice Cyprus Holdings Limited	CYP	I	51.7	58.5	Investment holding	Cyprus
MultiChoice Cyprus Limited	CYP	I	26.4	29.9	Subscription television	Cyprus
Irdeto Access BV	USD	I	100.0	100.0	Technology development	The Netherlands
Shanghai Sportscn.com Information Technology Company Limited	CNY	I	87.7	87.7	Online sport content	China
Entriq Inc.	USD	I	100.0	100.0	Technology development	USA
M-Web (Thailand) Limited	THB	I	100.0	100.0	Internet content provider	Thailand
Internet Knowledge Service Centre Company Limited	THB	I	62.5	62.5	Internet service provider	Thailand

D - Direct interest
I - Effective combined direct and indirect interest
* - The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

D  - Direct interest
I    - Combined direct and indirect effective interest
*   - The percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.   INVESTMENTS AND LOANS (continued)

The following information relates to Naspers Limited’s financial interest in its significant joint ventures, over which the group has joint voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

Name of joint venture	Measurement currency	Type of interest	Effective percentage interest*		Nature of business	Country of incorporation
			2005	2004
			%	%
MNH Holdings (1998) (Proprietary) Limited	ZAR	D	50,0	50,0	Investment holding	South Africa
Electronic Media Network Limited	ZAR	I	60,1	60,1	Pay TV content provider	South Africa
SuperSport International Holdings Limited	ZAR	I	60,1	60,1	Pay TV content provider	South Africa
United Broadcasting Corporation Public Company Limited	THB	I	30.6	30,8	Subscription television	Thailand
MultiChoice Supplies (Proprietary) Limited	ZAR	I	50,0	50,0	Set-top box rentals	South Africa
Tencent Holdings Limited	CNY	I	–	50,0	Instant messaging services	Cayman Islands
KSC Commercial Internet Company Limited	THB	I	40.6	40.6	Internet service provider	Thailand
Myriad International Programming Services BV	EUR	I	80.0	80,0	Programme content acquisition	The Netherlands
The Natal Witness Printing and Publishing Company (Proprietary) Limited	ZAR	I	50,0	50,0	Newspaper publishing and printing	South Africa

D - Direct interest
I   - Combined direct and indirect effective interest
*  - The percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

The group has pledged a 29.98% interest in Electronic Media Network Limited and SuperSport International Holdings Limited as security with a bank against a term loan.

	March 31
	2005	2004
	R'000	R'000
Significant joint ventures
The following are the combined summarized balance sheets of the group's significant joint venture companies as per their financial statements:

Non-current assets	746,738	808,092
Current assets	2,533,455	2,655,584
Total assets	3,280,193	3,463,676

Total non -current liabilities	554,331	489,315
Total current liabilities	2,238,172	2,924,923
Total shareholders' equity	487,690	49,438
Total equity and liabilities	3,280,193	3,463,676

The following are the summarized income statements:

Revenue	4,600,741	4,106,154
Net profit	542,375	217,112

The group’s interest in the joint ventures’ capital commitments and contingent liabilities at March 31, 2005 amounted to Rand 36.8 million (2004: Rand 28.9 million) and Rand 5.5 million (2004: Rand 4.5 million) respectively.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.  INVESTMENTS AND LOANS (continued)

	March 31
	2005	2004
	R'000	R'000

Investment in associated companies
Balance April 1	30,871	23,242
Associated companies acquired - gross consideration	717,373	1,369
Net assets acquired	657,972	–
Goodwill and intangibles recognized	58,399	–
Other	1,002	1,369
Associated companies sold	(10,084)	–
Loans made to the associated company	–	3,975
Share of other reserve movements	1,765	–
Share of equity-accounted results per the income statement	91,308	3,147
Profit before taxation	96,294	3,147
Taxation	(4,986)	–
Dividends paid	(4,091)	(3,547)
Foreign currency translation adjustments	(320)	153
Dilution loss	–	(431)
Successive acquisitions	–	2,963
Balance March 31	826,822	30,871

Significant associated companies
The following are the combined summarized balance sheets of Free State Cheetahs Proprietary Limited, Griqualand West Rugby Proprietary Limited, Natal Sharks Proprietary Limited and Tencent Holdings Limited as per their financial statements:

Non-current assets	310,823	111,828
Current assets	1,967,565	22,825
Total assets	2,278,388	134,653

Total non-current liabilities	213,641	150,580
Total current liabilities	5,971	88
Total shareholders' equity	2,058,776	(16,015)
Total equity and liabilities	2,278,388	134,653

The following are the summarized income statements:

Revenue	725,183	40,195
Operating profit	250,471	18,790
Net profit	252,482	11,223

The group discontinued the recognition of its share of losses of some associated companies. The accumulated unrecognized portion of the group’s share of losses amounted to Rand 1.2 million at March 31, 2005 (2004: Rand 1.4 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.   INVESTMENTS AND LOANS (continued)

The following information relates to Naspers Limited's financial interest in its significant associated companies:

Name of associated company	Measurement currency	Type of interest	Effective percentage interest*		Nature of business	Country of incorporation
			2005	2004
			%	%
Tencent Holdings Limited	CNY	I	35.6	–	Instant-messaging services	Cayman Islands
Free State Cheetahs (Proprietary) Limited	ZAR	I	14.7	14.7	Professional rugby team	South Africa
Griqualand West Rugby (Proprietary) Limited	ZAR	I	14.7	14.7	Professional rugby team	South Africa
Natal Sharks (Proprietary) Limited	ZAR	I	24.0	24.0	Professional rugby team	South Africa

I  - Combined direct and indirect effective interest
* - The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group's equity compensation plans treated as treasury shares.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.    INVESTMENTS AND LOANS (continued)

	March 31
	2005	2004
	R'000	R'000

Investments held for trading
Non-current
Sanlam Dividend Income Fund	30,458	–

Current
Andreou & Paraskevaides Enterprises Limited	7,151	–
Other	960	–

	38,569	–

Available-for-sale investments
Non-current	314,796	189
Beijing Media Corporation Limited	313,763	–
Other	1,033	189

Current	–	423,537
Electronic Media Network Limited	–	149,609
SuperSport International Holdings Limited	–	136,724
Liberty Media Corporation	–	137,204

	314,796	423,726
Originating loans
Non-current
Loan to Thebe Scitech (Proprietary) Limited	15,000	15,000
Other loans	8,127	6,331

	23,127	21,331

Loans to related parties
Non-current
Uppercase Media (Proprietary) Limited	9,504	3,896
Natal Witness Administration Company (Proprietary) Limited	5,000	5,000
8 Ink Publishing (Proprietary) Limited	3,629	1,906
KSC Commercial Internet Company Limited	4,269	–
Griqualand West Rugby (Proprietary) Limited	–	3,081
Rodale & Touchline Publishers (Proprietary) Limited	776	607
Sunbird (Proprietary) Limited	650	678
Other	951	2,485

	24,779	17,653

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.    PROGRAM AND FILM RIGHTS

	March 31
	2005	2004
	R'000	R'000

Cost
Program and sports rights	722,104	857,654
Film rights	559,702	631,952
	1,281,806	1,489,606

Accumulated amortization
Program and sports rights	296,430	470,129
Film rights	216,681	218,942
	513,111	689,071

Net book value
Program and sports rights	425,674	387,525
Film rights	343,021	413,010
	768,695	800,535

Classified on the balance sheets as follows
Current assets	721,137	760,639
Non-current assets	47,558	39,896
	768,695	800,535

9.    DEFERRED TAXATION

Balance April 1	427,699	(15,972)
Acquisition of subsidiaries	(49,833)	6,183
Disposal of subsidiaries	(1,274)	–
Disposal of joint ventures	480	–
Accounted for in income statements	16,080	326,772
Accounted for against reserves	2,361	101,613
Change in effective holding in joint ventures	–	(1,583)
Currency translation differences	1,900	1,640
Acquisitions	–	9,046
Balance March 31	397,413	427,699

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

9.    DEFERRED TAXATION (continued)

The deferred tax assets and liabilities and movement thereon are attributable to the following items:

				Acquisition		Disposal of
				of	Currency	subsidiary
	April 1	Charged	Charged	subsidiary	translation	and joint	March 31
	2004	to income	to equity	and JV	differences	venture	2005
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Deferred taxation assets
Property, plant and equipment	56,020	4,937	30	1,690	3,482	1,250	67,409
Intangible assets	27,905	(10,749)	–	18	1,826	47	19,047
Receivables and current assets	83,805	(15,418)	–	–	(535)	(19,995)	47,857
Provisions and current liabilities	155,647	24,271	82	(13,080)	(66)	(2,009)	164,845
Program and film rights	69,811	(8,039)	–	–	3,247	–	65,019
Income received in advance	84,217	(10,653)	5,084	29,127	441	(5,041)	103,175
Tax losses carried forward	1,289,039	(291,653)	–	–	(364)	–	997,022
Capitalized finance leases	295,999	(30,225)	–	–	(1,946)	–	263,828
Derivative assets	42,785	(42,785)	–	–	–	–	–
Hedging reserve	6,473	(6,473)	–	–	–	–	–
Translation reserves	3,804	1,854	–	–	3,395	–	9,053
STC credits	77,114	16,875	–	–	–	–	93,989
	2,192,619	(368,058)	5,196	17,755	9,480	(25,748)	1,831,244
Valuation allowance	1,397,126	(462,550)	–	–	6,572	(24,469)	916,679
	795,493	94,492	5,196	17,755	2,908	(1,279)	914,565

Deferred taxation liabilities
Property, plant and equipment	239,532	17,344	522	(28)	9,298	–	266,668
Intangible assets	54,022	(5,054)	–	67,401	(256)	(509)	115,604
Receivables and current assets	13,497	14,511	–	215	(113)	–	28,110
Provisions and current liabilities	624	(36)	546	–	(62)	–	1,072
Capitalized finance leases	104,224	(21,890)	–	–	(7,859)	24	74,499
Derivative liabilities	(44,105)	73,537	–	–	–	–	29,432
Hedging reserve	–	–	1,767	–	–	–	1,767
	367,794	78,412	2,835	67,588	1,008	(485)	517,152

Net deferred taxation	427,699	16,080	2,361	(49,833)	1,900	(794)	397,413

The group has raised a valuation allowance against the net deferred tax assets, because in management’s estimate it is probable that certain deferred tax assets will not be realized in the near future, due to the time and expiration of the available tax loss carry-forwards. Further valuation allowances have been raised when it is uncertain if future taxable profits will be available to utilize unused tax losses and timing differences. The group released a portion of its valuation allowance relating to its pay television business in Greece and its South African book publishing business that amounted to Rand 469.7 million.

	South Africa R'000	Rest of Africa R'000	Greece and Cypus R'000	Netherlands R'000	USA R'000	Thailand R'000	Total R'000

Valuation allowance	407,722	–	92,052	150,627	141,681	124,597	916,679

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

9.     DEFERRED TAXATION (continued)

The group has tax loss carry-forwards of approximately Rand 3,345.9 million (2004: Rand 3,974.1 million). A summary of the tax loss carry-forwards at March 31, 2005 by tax jurisdiction and the expected expiry dates are set out below:

	South Africa R'000	Rest of Africa R'000	Greece and Cyprus R'000	Netherlands R'000	USA R'000	Thailand R'000	Total R'000

Expires in year one	–	–	59,389	–	–	52,893	112,282
Expires in year two	–	–	262,018	–	–	51,145	313,163
Expires in year three	–	–	270,023	–	–	29,468	299,491
Expires in year four	–	–	24	–	–	26,948	26,972
Expires in year five	–	–	185,659	–	–	19,965	205,624
Expire after five years	1,148,398	398,565	–	455,245	386,154	–	2,388,362
	1,148,398	398,565	777,113	455,245	386,154	180,419	3,345,894

The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However management believes that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the group’s income statement and balance sheet.

Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheets:

	March 31
	2005	2004
	R'000	R'000
Deferred taxation
Deferred tax assets	868,501	507,195
Deferred tax liabilities	(471,088)	(79,496)
Net deferred tax assets	397,413	427,699

10.   INVENTORY

Raw materials	101,126	112,909
Finished products, trading inventory and consumables	216,244	155,006
Work-in-progress	17,824	28,204
Set-top boxes, internet and associated components	170,028	200,305
Gross inventory	505,222	496,424
Less: provision for slow-moving and obsolete inventories	(121,755)	(130,946)
	383,467	365,478

Inventory carried at net realizable value at March 31, 2005 amounted to Rand 57.2 million (2004: Rand 62.5 million)

11.  ACCOUNTS RECEIVABLE

Trade accounts receivable	1,530,882	1,586,692
Less: Provision for impairment of receivables	(238,687)	(398,452)
	1,292,195	1,188,240

Included in accounts receivable are Rand 717.5 million at March 31, 2005 (2004: Rand 683.5 million), prebilled to customers and credit balances, which have been recorded as deferred income (see note 20). The group has pledged accounts receivable with a carrying value of Rand 15.8 million at March 31, 2005 (2004: Rand 173.0 million) as security against certain term loans and overdrafts with banks.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

12.   OTHER RECEIVABLES

	March 31
	2005	2004
	R'000	R'000
Prepayments and accrued income	235,060	229,229
Staff debtors	9,226	9,271
VAT and related taxes receivable	30,808	36,352
Receivable from minority shareholder	851	19,819
Other receivables	134,302	291,702
	410,247	586,373

13.   RELATED PARTY TRANSACTIONS AND BALANCES

The group entered into transactions and has balances with a number of related parties, including associated companies, joint ventures, directors, shareholders and entities under common control. The transactions are at arm’s length. The significant transactions and balances with related parties are summarized below:

		March 31
		2005	2004	2003
		R'000	R'000	R'000

Sale of goods and services to related parties	Notes
Electronic Media Network Limited	(a)	43,212	41,776	28,696
SuperSport International Holdings Limited	(a)	15,673	17,439	11,022
Myriad International Programming Services BV	(a)	2,615	–	–
United Broadcasting Corporation Public Company Limited	(a)	6,361	6,456	1,096
Alchemy Publishing (Proprietary) Limited	(b)	–	7,287	8,213
Antenna TV	(c)	–	4,584	4,420
KSC Commercial Internet Company Limited	(d)	–	–	7,438
Lumiere Television Limited	(e)	–	16,463	25,433
Jane Raphaely & Associates (Proprietary) Limited	(b)	10,252	17,924	17,177
MultiChoice Supplies (Proprietary) Limited	(f)	–	–	3,600
New Media Publishers (Proprietary) Limited	(b)	32,885	3,973	55,987
East African Magazines (Proprietary) Limited	(b)	1,016	–	–
8 Ink Publishing (Proprietary) Limited	(b)	2,455	–	–
Capital Media (Proprietary) Limited	(b)	2,183	–	–
Rodale & Touchline Publishers (Proprietary) Limited	(b)	12,214	20,140	28,037
Shape (Proprietary) Limited	(b)	4,854	7,608	9,670
Uppercase Media (Proprietary) Limited	(b)	10,244	10,157	6,241
		143,964	153,807	207,030

Notes:
(a)	Sale of goods and services to M-Net, SuperSport and UBC.
(b)	Media24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.
(c)	Transponder rental paid by Antenna TV to NetMed NV.
(d)	Management fee of Rand 1.4 million and asset usage fees of Rand 6.0 million paid to M-Web (Thailand) Limited.
(e)	Royalty recovery fee paid to NetMed NV.
(f)	Management fee paid to MultiChoice Africa (Proprietary) Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.   RELATED PARTY TRANSACTIONS AND BALANCES (continued)

		March 31
		2005	2004	2003
		R'000	R'000	R'000

Purchase of goods and services
Electronic Media Network Limited
SuperSport International Holdings Limited	(a)	1,909,895	1,693,173	1,699,399
KSC Comnet Internet Company Limited	(b)	–	–	1,727
Lumiere Productions AE	(c)	–	46,633	51,151
Lumiere Kosmos Communication SA	(d)	–	1,765	2,343
Antenna TV	(e)	–	–	13,904
Tyletypos AE	(e)	–	–	14,257
		1,909,895	1,741,571	1,782,781

Notes:
(a) (b)	Channel and programming rights purchased by MultiChoice Africa (Proprietary) Limited. Network fees and lease line charges paid by M-Web (Thailand) Limited.
(c)	Programming production costs paid by NetMed NV.
(d)	Subtitling costs paid by NetMed NV.
(e)	Programming and advertising costs paid by NetMed NV.

Other transactions with related parties

Tencent Holdings Limited
A fee of US$705 000 was paid for consultancy services provided to Tencent Holdings Limited (“Tencent”) to certain companies owned or controlled by the founding shareholders of Tencent during the 2004 financial year. The group also entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive license to a group company to use, and to authorize its affiliates (“the operators”) which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using these proprietary information. The agreement is for a term of 15 years and expires in 2017. Two further supplementary agreements granted a group company the right to use any licensed mobile downloaded images developed by Tencent. The operators were further granted a sole and exclusive license to use certain trademarks and other intellectual property belonging to Tencent. During the 2005 and 2004 financial year, no license fees were paid to Tencent, as the operators had not generated any revenue from the provision of these services.

On January 1, 2003, Shanghai Sportscn.com Information Technology Company Limited (Sportscn”) entered into a co-operation agreement with Tencent Technology (Shenzhen) Company Limited (“TTL”) to develop a SMS channel. TTL is entitled to 40% of the revenue generated. This contract expired on December 31, 2004. During the 2005 financial year, payments of approximately CNY nil (2004: CNY785 000) were made to Sportscn under this agreement.

Tencent entered into consultancy contracts with Fat Yue Holdings Limited, a company owned by one of the founding members of Tencent, and Surge Ahead Limited, a company jointly owned by the founding members. These contracts were in effect from September 2002 to July 2003 and from July 2003 to December 2003, respectively. Pursuant to these contracts, Fat Yue Holdings Limited and Surge Ahead Limited are required to provide technical research and development consultancy services to Tencent. The company paid a total consideration of approximately RMB1.1 million and approximately RMB1.6 million to Fat Yue Holdings Limited and Surge Ahead Limited, respectively. These contracts have not been renewed.

MIH Holdings Limited
In December 2002, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares it did not already own in MIH Holdings Limited. The transaction was conducted at an exchange ratio of 2.25 MIH Holdings shares for each Naspers Class N ordinary share consideration. A total of 38 263 345 Naspers Class N ordinary shares was issued to minority shareholders of MIH Holdings Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.   RELATED PARTY TRANSACTIONS AND BALANCES (continued)

    Other transactions with related parties (continued)

    MIH Limited

In December 2002 a merger agreement was concluded in terms of which MIH Limited (MIHL) merged with MIH (BVI) Limited, an existing wholly-owned subsidiary of MIH Holdings Limited. MIHL’s outstanding shares were cancelled and delisted from the Nasdaq National Market. Naspers issued 98 803 261 Class N ordinary shares to the minority shareholders of MIHL at an exchange ratio of 3.5 Naspers Class N ordinary shares for each MIHL A ordinary share.

MultiChoice Nigeria Limited (MCN)
The group has a loan of Rand 35.6 million (2004: Rand 15.2 million) with MCN’s minority shareholder which bears interest at 10.22% and is secured by a pledge of 21% of the shareholding of MCN. Interest received during the year amounted to Rand 0.3 million (2004: Rand 0.3 million). The group lent approximately US$5 million to the minority shareholder to amongst other things acquire an additional 10% interest in MCN on September 28, 2004.

MultiChoice Egypt Limited (MCE)
During the 2003 financial year, MCE transferred its business to Cable Network Egypt (CNE) and subscribed for an additional 8% in CNE and 12.5% in Nile Communications Network (NCN) at par value. The group’s shareholding in both CNE and NCN increased to 16.5%. The group also received a liquidation dividend of Rand 9.5 million (US$1.2 million).

MultiChoice Ghana Limited (MGL)
An advance of US$0.4 million was made during the 2004 financial year to a minority shareholder in MGL. The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL. At March 31, 2005 an amount of US$0.15 million was outstanding on this advance.

MultiChoice Kenya Holdings Limited (MKL)
During the 2004 financial year the group acquired the minority interest in MKL for a purchase consideration of US$290 000.

Antenna TV (Antenna)
In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately Rand 94.7 million (US$12 million). Two channels were aired in the current year with the third being in the planning stage. The option to acquire an additional 10% interest remained unexercised at March 31, 2005.

Electronic Media Network Limited (M-Net)
In March 2004, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares that it, Johnnic Communications Limited and MNH Holdings (1998) (Proprietary) Limited did not already own in M-Net and SuperSport. The transaction was conducted at an exchange ratio of 4.5 M-Net/SuperSport linked units for each Naspers Class N ordinary share consideration or a cash consideration of Rand 8.50 per M-Net/SuperSport linked unit.

M-Net reduced its capital by paying a total of Rand 37.5 million to its shareholders in March 2003. The group participated in this transaction to the extent of its shareholding in M-Net.

Electronic Media Network Limited and SuperSport International Holdings Limited ceded forward exchange contracts (FEC’s) totaling US$49.9 million on March 31, 2003 at no consideration to the group. The FEC’s ceded are at an average rate of Rand 12.16 and matured between November 28, 2003 and March 31, 2005.

SuperSport International Holdings Limited (SuperSport)
In March 2004, Naspers Limited concluded a scheme of arrangement in terms of section 311 of the South African Companies Act, 1973, to acquire all the remaining shares that it, Johnnic Communications Limited and MNH Holdings (1998) (Proprietary) Limited did not already own in M-Net and SuperSport. The transaction was conducted at an exchange ratio of 4.5 M-Net/SuperSport linked units for each Naspers N ordinary share consideration or a cash consideration of Rand 8.50 per M-Net/SuperSport linked unit.

SuperSport reduced its capital in March 2003 by paying Rand 37.5 million to its shareholders and distributing a further 11,386,277 Naspers Class N ordinary shares with an aggregate value of Rand 252.8 million on March 7, 2003. The group participated in this transaction to the extent of its shareholding in SuperSport.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

 Balances with related parties

The balances of advance deposits, receivables and payables between the group and related parties are as follows:

	March 31
	2005	2004
	R'000	R'000

Receivables
SuperSport International Holdings Limited	–	928
Electronic Media Network Limited	2,477	–
United Broadcasting Corporation Public Company Limited	7,432	8,178
KSC Commercial Internet Company Limited	2,082	4,774
Alchemy Publishing (Proprietary) Limited	–	1,232
Capital Media (Proprietary) Limited	487	1,235
Jane Raphaely & Associates (Proprietary) Limited	1,984	1,940
New Media Publishers (Proprietary) Limited	6,315	5,929
Rodale & Touchline Publishers (Proprietary) Limited	2,554	2,072
Shape (Proprietary) Limited	728	792
East African Magazines (Proprietary) Limited	2,008	–
Associated Magazines (Proprietary) Limited	2,056	1,017
Western Province Professional Cricket (Proprietary) Ltd	–	1,650
Free State Cheethas (Proprietary) Limited	–	1,601
Minority shareholder loans	37,555	–
Other related parties	1,233	438
	66,911	31,786
Payables
Electronic Media Network Limited	72,613	46,811
SuperSport International Holdings Limited	2,934	1,715
Alibiprops 12 (Proprietary) Limited	3,673	–
Griqualand West Rugby (Proprietary) Limited	–	3,849
Natal Witness Administration Company (Proprietary) Limited	–	4,500
Jane Raphaely & Associates (Proprietary) Limited	1,043	–
Rodale & Touchline Publishers (Proprietary) Limited	1,241	–
Associated Magazines (Proprietary) Limited	–	1,927
MultiChoice Eastern Cape (Proprietary) Limited	1,358	–
Other related parties	3,532	3,250
	86,394	62,052

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.   RELATED PARTY TRANSACTIONS AND BALANCES (continued)

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Directors' emoluments
Executive directors
Remuneration for other services paid by subsidiary companies	4,023	3,598	3,577

Non-executive directors
Fees for services as directors	2,805	2,192	1,506
Fees for services as directors of subsidiary companies	2,120	1,790	1,573
	8,948	7,580	6,656

No director has a notice period of more than one year.
No director’s service contract includes pre-determined compensation as a result of termination that would exceed one year’s salary and benefits.

The individual directors received the following remuneration and emoluments during the current financial year:

		Bonuses and
		performance	Pension
	Salary	related fees	Contributions	Total
Executive directors	R'000	R'000	R'000	R'000

2005
JP Bekker	–	–	–	–
SJZ Pacak	1,846	2,000	177	4,023
	1,846	2,000	177	4,023

2004
JP Bekker	–	–	–	–
SJZ Pacak	1,611	1,800	187	3,598
	1,611	1,800	187	3,598

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.     RELATED PARTY TRANSACTIONS AND BALANCES (continued)

     Directors’ emoluments (continued)

		Committee[1]			Committee[1]
	Director's	and trustee[2]	Total	Director's	and trustee[2]	Total
	fees	fees	2005	fees	fees	2004
Non-executive directors	R'000	R'000	R'000	R'000	R'000	R'000

T Vosloo[3,4,5]	1,788	–	1,788	1,325	–	1,325
JF Malherbe[3,4]	–	–	–	187	50	237
JJM van Zyl[3,4,5]	629	355	984	573	315	888
E Botha[4]	265	–	265	200	–	200
LM Taunyane[4]	–	–	–	83	–	83
LN Jonker	130	–	130	100	44	144
NP van Heerden	130	105	235	100	105	205
BJ van der Ross	130	39	169	100	46	146
GJ Gerwel[3,4,6]	570	51	621	417	68	485
HSS Willemse	130	3	133	100	12	112
F du Plessis	140	155	295	42	31	73
FTM Phaswana	130	–	130	42	–	42
RCC Jafta	140	35	175	42	–	42
	4,182	743	4,925	3,311	671	3,982

Notes on non-executive directors’ remuneration

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

Note 4:  Directors fees include fees for services as directors of Via Afrika Limited.

Note 5:  Directors fees include fees for services as directors of MIH Holdings Limited and MIH BV.

Note 6:  Directors fees include fees for services as directors of Educor Holdings Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.   RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interests in scheme shares of the Naspers Share Incentive Scheme

The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares are as follows:

	Purchase	Number of	Purchase	Release
Name	date	N - shares	price	period

JP Bekker ¹	10/01/2002	2,452,411	R22,39 -	10/01/2005 -
			R24,50	10/01/2007
	12/17/2002	2,236,280	R29,09 -	12/17/2005 -
			R31,54	12/17/2007

SJZ Pacak	01/02/2003	500,000	R23,50	01/02/2006 -
				01/02/2008
	09/09/2004	100,000	R50,00	09/09/2007 -
				09/09/2009

(1)
The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director’s contract is for a five-year period starting on October 1, 2002. No compensation will apply to termination.

Directors’ interest in MIH Holdings Share Incentive Scheme

Historically SJZ Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002 Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Naspers Class N ordinary shares. On September 28, 2004, 24,889 Naspers N ordinary shares were delivered to SJZ Pacak upon payment of the amount of Rand 14.70 per share (the original average offer price based on the listed market prices of MIH Holdings Limited shares on the date of the offers) due to the MIH Holdings Share Trust. The closing price of a Naspers share on September 28, 2004 was Rand 50.90. SJZ Pacak still owns these shares. At March 31, 2005 a total of 116,308 (2004: 141,197) Naspers N ordinary shares were allocated to SJZ Pacak with vesting periods until February 15, 2007.

Directors’ interest in SuperSport Share Incentive Scheme

Historically SJZ Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003 SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2,119 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers Class N ordinary shares. A total of 5,305 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

Directors’ interest in M-Net Share Incentive Scheme

Historically SJZ Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004 Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5,805 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

13.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interests in Naspers shares

The directors of Naspers had the following interests in Naspers Class A and N ordinary shares at March 31, 2005:

	Naspers Class A ordinary shares
	Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect

JJM van Zyl	745	–	–	–

No other directors of Naspers have an interest in Naspers Class A ordinary shares at March 31, 2005.

	Naspers N ordinary shares
	Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect

T Vosloo	25,000	300,000	–	–
JP Bekker	314,754	–	–	3,532,756
SJZ Pacak	114,518	262,078	–	135,007
JJM van Zyl	50,361	173,793	–	–
E Botha	15,332	–	–	–
LN Jonker	1,000	–	–	67,000
NP van Heerden	–	–	–	2,300
BJ van der Ross	–	–	–	–
GJ Gerwel	–	–	–	–
HSS Willemse	–	–	–	–
F du Plessis	–	–	–	500
FTM Phaswana	630	–	–	–
RCC Jafta	–	–	–	–

Key management remuneration and participation in Share Incentive Plans

The total of executive directors’ and key management emoluments amounted to Rand 55.9 million (2004: Rand 41.7 million). The aggregate number of share options granted to the executive directors and key management during the 2005 financial year and the number of shares allocated to the executive directors and key management at March 31, 2005 respectively are:

For shares listed on a recognized stock exchange as follows:  559,652 (2004: 476,075) Naspers Limited Class N ordinary shares were allocated during the 2005 financial year and an aggregate of 15 256 032 (2004: 15,075,008) Class N ordinary shares were allocated as at March 31, 2005.

For shares in private companies as follows: 45,399 (2004: nil) Media24 Limited ordinary shares were allocated during 2005 and an aggregate of 635,039 (2004: 288,390) ordinary shares were allocated as at March 31, 2005; no (2004: nil) Educor Holdings Limited ordinary shares were allocated during 2005 and an aggregate of  nil (2004: 1,506,055) ordinary shares were allocated as at March 31, 2005; 192,780 (2004: nil) Via Afrika Limited ordinary shares were allocated during 2005 and 192 780 (2004: nil) ordinary shares were allocated as at March 31, 2005; 150,000 (2004: nil) Irdeto Access BV ordinary shares were allocated during 2005 and an aggregate of  157,500 (2004: 7,500) ordinary shares were allocated as at March 31, 2005; 45,000 (2004: nil) Paarl Media Holdings (Proprietary) Limited ordinary shares were allocated during 2005 and 185,000 (2004:  nil) ordinary shares were allocated as at March 31, 2005; 5,000 (2004:  nil) MIH QQ (BVI) Limited ordinary shares were allocated during 2005 and an aggregate of  20,000 (2004: 20,000) shares were allocated as at March 31, 2005; 2,080,000 (2004: 120,000) Entriq (Mauritius) Limited shares were allocated during 2005 and an aggregate of 2,200,000 (2004: 120,000) shares were allocated as at March 31, 2005. (Entriq (Mauritius) Limited share was altered by a one-for-one share split during the financial year ended March 31, 2005)

These shares were granted on the same terms and conditions as those offered to employees of the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005	2004
		R'000	R'000
14.	SHARE CAPITAL AND PREMIUM
	Authorised
	1,250,000 Class A ordinary shares of R20 each	25,000	25,000
	500,000,000 Class N ordinary shares of 2c each	10,000	10,000
		35,000	35,000
	Issued
	712,131 Class A ordinary shares of R20 each	14,243	14,243
	314,548,700 Class N ordinary shares of 2c each (2004: 296,816,639)	6,291	5,936
		20,534	20,179
	Share premium	6,173,258	5,412,628
		6,193,792	5,432,807
	Less: 31,959,017 Class N ordinary shares held as treasury shares
	(2004: 35,197,406 Class N ordinary shares)	(802,641)	(840,778)
		5,391,151	4,592,029

		2005 Number of N shares	2004 Number of N shares
	Movement in Class N ordinary shares in issue during the year
	Shares in issue at April 1	296,816,639	296,816,639
	Shares issued to acquire M-Net/SuperSport shares from minority shareholders	17,532,061	–
	Shares issued to Naspers Share Incentive Trust	200,000	–
	Shares in issue at March 31	314,548,700	296,816,639

	Movement in Class N ordinary shares held as treasury shares during the year
	Shares held as treasury shares at April 1	35,197,406	39,003,111
	Shares acquired by M-Net and SuperSport equity compensation plans	1,089,686	–
	Shares issued to equity compensation plans	200,000	–
	Shares acquired by entities in the group	86,573	–
	Deconsolidation of shares held by the Phutuma Futhi scheme	–	(1,186,220)
	Change in effective interest in treasury shares held by SuperSport	–	21,877
	Shares bought by equity compensation plans from participants	–	882
	Shares acquired by participants from equity compensation plans	(4,614,648)	(2,642,244)
	Shares held as treasury shares at March 31	31,959,017	35,197,406

	Net number of shares in issue at March 31	282,589,683	261,619,233

      Treasury shares

The group held a total of 31,959,017 Class N ordinary shares (2004: 35,197,406), or 10.2% of the gross number in issue (2004: 11.9%) at March 31, 2005 as treasury shares. Equity compensation plans held 27,249,746 of the Class N ordinary shares (2004: 30,574,708) and the remaining 4,709,271 Class N ordinary shares (2004: 4,622,698) were held by various group companies.

Voting and dividend rights

The Class A ordinary shareholders are entitled to 1,000 votes per share and shall be entitled to nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which Class N ordinary shareholders are entitled. The Class A ordinary shareholders do not have a right to receive a dividend when dividends are declared to Class N ordinary shareholders, although a dividend to Class A ordinary shareholders could be proposed by the board. In respect of all other rights, the Class A ordinary shares rank pari passu with the Class N ordinary shares of the company.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.    SHARE CAPITAL AND PREMIUM (continued)

               Unissued share capital

The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537,869 Class A ordinary shares and 185,451,300 Class N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973, and the JSE Listing Requirements.

Share Incentive Plans holding Naspers Class N ordinary shares

Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and / or contracts relating to such number of Class N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company's issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited in December 2002, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Naspers N ordinary shares. The SuperSport Share Incentive Plan received Naspers Class N ordinary shares in February 2003 from the distribution of Naspers Class N ordinary shares by SuperSport as part of a capital reduction exercise. The SuperSport Share Incentive Plan and the M-Net Share Incentive Plan received Naspers Class N ordinary shares in April 2004 from the acquisition of the minority interests in Electronic Media Network Limited and SuperSport International Holdings Limited by Naspers. Aggregate information on Naspers Class N ordinary shares held by the Naspers, MIH Holdings, MIH (BVI), M-Net and SuperSport plans are as follows:

	March 31
	2005 Number of N shares	2004 Number of N shares

Shares at the disposal of equity compensation plans at April 1	30,574,708	33,194,193
Shares issued to equity compensation plans	200,000	–
Shares acquired by the M-Net and SuperSport plans	1,089,686	–
Shares bought from participants	–	882
Shares acquired by participants	(4,614,648)	(2,642,244)
Change in effective interest in treasury shares held by SuperSport plan	–	21,877
Shares at the disposal of the plans at March 31	27,249,746	30,574,708

Shares allocated by the plans at April 1	29,348,231	30,776,858
Shares previously allocated by the M-Net and SuperSport plans	661,292	–
Shares allocated to participants	1,111,411	2,268,826
Shares acquired by participants	(4,614,648)	(2,642,244)
Shares cancelled and forfeited	(337,391)	(1,068,385)
Change in effective interest in treasury shares held by SuperSport plan	–	13,176
Shares allocated by the plans at March 31	26,168,895	29,348,231

Shares available for allocation at March 31	1,080,851	1,226,477

Shares allocated to participants of the incentive schemes vest in equal numbers after respectively three, four and five years after the date of allocation. The plans are obliged to deliver the shares to the participants at any time after vesting up to a maximum of 10 years after the allocation date, when participants request and pay for the shares.

Share options outstanding

In terms of the Welkom Trust share scheme, share options were issued to the participants to subscribe for 5,605,236 Naspers Class N ordinary shares at a subscription price of Rand 31.96 per Class N ordinary share during the 30-day period from September 9, 2006.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	March 31
	2005	2004
	R'000	R'000
15. OTHER RESERVES

Other reserves on the balance sheet comprise:
Fair value reserve	23,798	(16,944)
Hedging reserve	(18,920)	(40,099)
Foreign currency translation reserve	(119,529)	(163,319)
	(114,651)	(220,362)

The fair value reserve relates to unrealized profits and losses arising from changes in the fair value of investments classified as available-for-sale.

The cash flow hedging reserve relates to the changes in the fair value of derivative financial instruments that hedges forecasted transactions or firm commitments. The changes in fair value are recorded in the cash flow hedging reserve until the forecasted transaction or firm commitment result in the recognition of an asset or liability, when such deferred gains or losses are then included in the initial measurement of the asset or liability.

The foreign currency translation reserve relates to exchange differences arising from the translation of foreign subsidiaries’ and joint ventures’ income statements at average exchange rates for the year and their balance sheets at the ruling exchange rates at the balance sheet date.

	March 31
	2005	2004
16. RETAINED EARNINGS	R'000	R'000

Retained earnings comprise:
Company and subsidiaries	517,530	(1,065,693)
Associated companies	813,397	(4,814)
Joint ventures	22,495	(70,531)
	1,353,422	(1,141,038)

Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly-owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies (“STC”) at a rate of 12.5% of the dividends declared. Dividends received by group companies during their various dividend cycles can be carried forward as unutilized STC credits. These STC credits can then be utilized to reduce any STC payable on future dividends declared by group companies. The group’s total unutilized STC credits at March 31, 2005 amounted to Rand 751.9 million (2004: Rand 616.9 million). The group has unutilized STC credits of Rand 243.3 million at March 31, 2005 (2004: Rand 212.4 million) that no deferred tax assets have been raised on, due to uncertainties relating to the utilization of these credits.

The board of directors has proposed that a dividend of 70 cents per N ordinary share and 14 cents per A ordinary share be paid to shareholders in September 2005. If approved by the shareholders of the company at its annual general meeting, the company will pay a total dividend of Rand 220.3 million based on the number of shares in issue at March 31, 2005. The company has enough STC credits carried-forward to cover such a dividend. The utilization of these STC credits will however lead to the realization of a deferred tax asset of Rand 27.5 million that will be charged to the income statement during the 2006 financial year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

17.   POST-RETIREMENT MEDICAL LIABILITY

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

Media24 Limited and Via Afrika Limited entered into agreements during the year ended March 31, 2004 with certain employees to terminate their future participation in the post-retirement medical aid benefits plan, in exchange for certain future contributions to endowment policies for these employees. At March 31, 2005 the group had a liability of Rand 21.6 million (2004: Rand 39.2 million) relating to these future contributions to be made in a further four installments over the next four years.

MultiChoice Africa (Pty) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. At March 31, 2005 and 2004 the liability for benefits was Rand 1.5 million and Rand 4.0 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA’s annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.

	March 31
	2005	2004
	R'000	R'000

Present value of obligations	161,298	171,070

The principal actuarial assumptions used for accounting purposes were:
Health care cost inflation	7.0%	7.5%
Discount rate	8.5%	9.0%
Combination at retirement	100.0%	100.0%
Average retirement age	60	60

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

18.	LONG-TERM LIABILITIES

	Capitalized finance leases	1,769,889	1,904,971
	Total liabilities	2,040,138	2,173,209
	Less: current portion	270,249	268,238

	Concession liabilities	15,489	15,799
	Total liabilities	15,559	15,861
	Less: current portion	70	62

	Interest-bearing loans	423,160	572,536
	Total liabilities	636,199	691,720
	Less: current portion	213,039	119,184

	Program & film rights	54,977	70,127
	Total liabilities	459,838	483,043
	Less: current portion	404,861	412,916

	Non-interest-bearing loans	58,975	58,598
	Total liabilities	99,280	59,216
	Less: current portion	40,305	618

	Net long-term liabilities	2,322,490	2,622,031

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

18.   LONG-TERM LIABILITIES (continued)

Capitalized finance leases
Type of lease	Currency	Year of final repayment	Year-end interest rate	2005 R'000	2004 R'000

Land and buildings	Rand	2010	14.0%	15,869	16,868
	Rand	2007	21.5%	35,795	41,797
	Rand	2012	17.0%	53,133	52,584
	Rand	2023	10.5%	119,503	115,088
				224,300	226,337

Transmission equipment and satellites	Euro	2010	4.4% - 9.6%	424,211	365,796
	Euro	2012	3.5% - 9.1%	394,730	416,644
	Euro	various	various	6,637	27,092
	US dollar	2011	8.2%	632,408	714,290
	US dollar	2008	20.0%	67,958	80,848
	US dollar	2013	4.1%	283,264	321,227
	Thai baht	various	9.7% - 12.2%	1,781	4,888
				1,810,989	1,930,785

Vehicles, computers and office equipment	Rand	2006	10.5%	3,567	15,729
	Rand	various	various	1,282	358
				4,849	16,087
Total capitalized finance leases				2,040,138	2,173,209

Minimum instalments
Payable within year one				429,821	445,044
Payable within year two				427,363	399,866
Payable within year three				396,990	403,233
Payable within year four				384,207	372,735
Payable within year five				331,476	360,074
Payable after year five				851,667	1,133,975
				2,821,524	3,114,927
Future finance costs on leases				781,386	941,718
Present value of lease liabilities				2,040,138	2,173,209

Present value
Payable within year one				270,249	268,238
Payable within year two				289,249	242,339
Payable within year three				284,902	266,925
Payable within year four				297,113	263,362
Payable within year five				264,760	273,193
Payable after year five				633,865	859,152
Present value of finance lease liabilities				2,040,138	2,173,209

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

18.     LONG-TERM LIABILITIES (continued)

Concession liabilities		Currency	Final repayment	Year-end interest rate	2005 R'000	2004 R'000
Licence concession liability		Thai baht	2014	13.0%	6,546	6,772
Licence concession liability		Thai baht	2019	12.0%	9,013	9,089
					15,559	15,861
Interest-bearing loans
Loan	Asset secured	Currency	Final repayment	Year-end interest rate	2005 R'000	2004 R'000
Secured
Term loan: Investec Bank Limited	Investments	Rand	2008	7.3%	300,000	–
Term loan: Investec Bank Limited	Cash	Rand	2006	7.0%	–	180,000
Term loan: Nedbank Limited	Receivables	Rand	2006	15.5%	244,382	265,157
Instalment sale: WesBank Limited	Machinery	Rand	2007	10.5%	9,242	10,628
Bond finance: Investec Bank Limited	Land	Rand	2009 - 2011	13.7%	–	14,526
Bond finance: Nedbank Limited	Land	Rand	2012	12.8%	–	7,330
Loan from minority shareholders	Land	Rand	2012	12.9%	6,699	5,792
Other loans	Equipment	Rand	various	various	–	592
Right to subscription shares	–	Rand	2006	–	(193,180)	(170,132)
Unsecured
Term loan: FirstRand Bank Limited		Rand	2006	10.2%	68,768	111,316
Term loan: SCMB Limited		Rand	2005	10.1%	–	21,678
Term loan: CommerzBank and Futuregrowth		Rand	2007	10.5%	77,931	116,469
Term loan: ABSA Bank Limited		Rand	2009	15.6%	183,200	183,200
Term loan: Nedbank Limited		Rand	2012	14.7%	42,194	41,257
Term loan: Bangkok Bank plc		Thai baht	2008	4.8%	2,834	–
Loan: Afrinacol Investment Limited		Rand	2007	8.0%	7,314	–
Other loans		Rand	various	various	1,751	–
Onerous lease liabilities		Rand	2005	14.0%	–	2,301
Loans from minority shareholders		Rand	various	various	26,782	23,533
Preference share investments		Rand	2012	–	(28,068)	(24,554)
Right to subscription shares		Rand	2009	–	(113,650)	(97,373)
					636,199	691,720
Program and film rights
Liabilities		Currency	Final repayment	Year-end interest rate	2005 R'000	2004 R'000
Program and film rights liabilities		Euro	2008	–	214,633	238,285
		US dollar	2005	–	245,205	244,758
					459,838	483,043
Non-interest-bearing loans

Loan		Currency	Final repayment	Year-end interest rate	2005 R'000	2004 R'000
Tiscali International BV		Rand	2006	–	40,114	–
Customer deposit		Thai baht	–	–	36,909	31,993
Service Leaving Indemnity		Euro	–	–	9,272	7,793
Loans from minority shareholders		Rand	various	–	12,985	19,430
					99,280	59,216

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

(CONTINUED)

18.   LONG-TERM LIABILITIES (continued)

	2005	2004
	R'000	R'000
Repayment of long-term liabilities
Payable within year one	658,275	532,780
Payable within year two	256,647	340,383
Payable within year three	104,772	162,846
Payable within year four	71,817	13,690
Payable within year five	2,097	90,539
Payable after year five	117,268	109,602
	1,210,876	1,249,840

19.  PROVISIONS

The following account balances have been determined based on management’s estimates and assumptions:

	April 1	Trans- lation adjust-	Arising on acqui-	Additional provisions	Unutilized provisions reversed	Charged to other	Provisions	March 31
	2004	ments	sition	raised	to income	accounts	utilized	2005
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000

Reorganization	1,462	(18)	–	1,064	–	–	(871)	1,637
Onerous contracts	14,514	(225)	–	14,868	–	–	(2,141)	27,016
Discontinued operations	30,251	(147)	–	–	–	–	(16,519)	13,585
Pending litigation	22,341	(131)	–	9,163	(4,066)	–	(1,445)	25,862
Ad Valorem duties	23,100	–	–	–	–	–	–	23,100
Other	4,990	–	–	–	(3,315)	–	–	1,675
	96,658	(521)	–	25,095	(7,381)	–	(20,976)	92,875
Accounts receivable impairment - note 11	398,452	7,698	–	16,367	(11,116)	(9,758)	(162,956)	238,687
Slow-moving and obsolete inventories - note 10	130,946	451	613	16,031	(8,160)	(10,038)	(8,088)	121,755
Post-retirement medical liability - note 17	171,070	(55)	–	3,894	(693)	(6,661)	(6,257)	161,298
	797,126	7,573	613	61,387	(27,350)	(26,457)	(198,277)	614,615

Further details describing the provisions at March 31, 2005 are included below:

The reorganization provisions have been raised in connection with reorganization costs in the group’s private education businesses.

The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated. The group is liable for the rent under these contracts. The obligation will be settled over the remaining lease periods until 2010.

The provision for discontinued operations relates to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of the Mindport Broadband business and to teach-out costs to be paid relating to the closure of Lyceum College.

The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management’s estimates of costs and claims relating to these actions (Refer note 21).

The provision for ad valorem duties relates to an investigation by the tax authorities into the value ascribed to digital satellite decoders purchased for onward sale to major retailers. A provision was raised by the group for the payment of these duties. The group expects the matter to be settled during the next year.

Other provisions relate to various liabilities of the group with uncertain timings and amounts.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.  PROVISIONS (continued)

	April 1 2003 R'000	Trans- lation adjust ments R'000	Arising on acqui- sition R'000	Additional provisions raised R'000	Unutilized provisions reversed to income R'000	Charged to other accounts R'000	Provisions utilized R'000	March 31 2004 R'000

Reorganization	740	(149)	–	871	–	–	–	1,462
Onerous contracts	835	–	–	14,514	–	–	(835)	14,514
Discontinued operations	51,565	(3,957)	–	–	(6,361)	(4,387)	(6,609)	30,251
Pending litigation	9,544	–	–	13,840	(694)	294	(643)	22,341
Ad Valorem duties	–	–	–	23,100	–	–	–	23,100
Other	2,997	1,489	–	–	–	504	–	4,990
	65,681	(2,617)	–	52,325	(7,055)	(3,589)	(8,087)	96,658
Accounts receivable impairment - note 11	388,719	(17,621)	–	61,994	(8,845)	5,119	(30,914)	398,452
Slow-moving and obsolete inventories - note 10	143,989	(6,194)	–	15,683	(3,745)	364	(19,151)	130,946
Post-retirement medical liability - note 17	149,345	(393)	–	30,328	(14)	(7,538)	(658)	171,070
	747,734	(26,825)	–	160,330	(19,659)	(5,644)	(58,810)	797,126

	April 1 2003 R'000	Trans- lation adjust ments R'000	Arising on acqui- sition R'000	Additional provisions raised R'000	Unutilized provisions reversed to income R'000	Charged to other accounts R'000	Provisions utilized R'000	March 31 2004 R'000

Warranties	18,456	(5,991)	–	–	(12,465)	–	–	–
Reorganization	13,804	(326)	–	–	(920)	(1,602)	(10,216)	740
Onerous contracts	2,038	–	–	834	(2,037)	–	–	835
Discontinued operations	135,146	(25,267)	–	–	(36,928)	–	(21,386)	51,565
Pending litigation	1,500	–	–	8,982	(288)	600	(1,250)	9,544
Other	2,749	248	–	–	–	–	–	2,997
	173,693	(31,336)	–	9,816	(52,638)	(1,002)	(32,852)	65,681
Accounts receivable impairment	492,824	(54,472)	11,435	49,060	(1,231)	(83,868)	(25,029)	388,719
Slow-moving and obsolete inventories	120,555	(14,260)	455	41,839	(1,528)	–	(3,072)	143,989
Post-retirement medical liability	125,843	237	–	20,671	(216)	3,401	(591)	149,345
	912,915	(99,831)	11,890	121,386	(55,613)	(81,469)	(61,544)	747,734

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005	2004
		R'000	R'000
20.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	Deferred income	717,478	683,503
	Accrued expenses	1,270,840	1,003,266
	Amounts owing in respect of investments acquired	47,648	766,578
	Taxes and social securities	199,595	149,456
	Payments received in advance	–	29,726
	Royalties payable	–	24,749
	Other current liabilities	309,002	371,277
		2,544,563	3,028,555

  21.  COMMITMENTS AND CONTINGENCIES

The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.

(a)  Capital expenditure

Commitments in respect of contracts placed for capital expenditure at March 31, 2005 amount to Rand 446.5 million (2004: Rand 394.0 million).

(b)  Program and film rights

At March 31, 2005 the group had entered into contracts for the purchase of program and film rights. The group's commitments in respect of these contracts amounted to Rand 1,483.1 million (2004: Rand 994.5 million).

(c)  Network supply agreements

At March 31, 2005 the group had entered into contracts for the supply of network capacity. The group's commitments in respect of these agreements amounted to Rand 26.7 million (2004: Rand 42.7 million).

(d) Set-top boxes

At March 31, 2005 the group had entered into contracts for the purchase of set-top boxes (decoders). The group's commitments in respect of these contracts amounted to Rand 97.5 million (2004: Rand 189.0 million).

(e) Other commitments

At March 31, 2005 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning and computer support services. The group’s commitments in respect of these agreements amounted to Rand 358.3 million (2004: Rand 122.2 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

21.   COMMITMENTS AND CONTINGENCIES (continued)

(f) Operating lease commitments

The group has the following operating lease liabilities at March 31, 2005 and 2004:

	March 31
	2005	2004
	R'000	R'000
Minimum operating lease payments
Payable in year one	312,161	193,837
Payable in year two	285,472	178,429
Payable in year three	247,499	141,832
Payable in year four	184,718	80,853
Payable in year five	163,581	21,077
Payable after five years	317,966	14,747

	1,511,397	630,775

The group leases office, manufacturing and warehouse space under various non-cancelable operating leases. Certain contracts contain renewal options and escalation clauses for various periods of time.

(g)   Litigation claims

Fidelity Management S.A.

On July 26, 2002, Netmed NV (“Netmed”), Myriad International Holdings BV (“MIH BV”) and Fidelity Management S.A. (“Fidelity”) entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, the group’s pay-television subsidiary in Greece, for a cash purchase price of US$5,000,001 plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed period and accordingly Netmed and MIH BV believe that the agreements ceased to have any force or effect.

As Fidelity disputed this, Netmed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of Netmed and MIH BV. Fidelity also initiated legal proceedings in the South African courts against Naspers Limited, MIH Holdings Limited and an employee of MIH BV claiming approximately US$62 million (alternatively, approximately US$114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration hearings were completed in September 2004 and an award was given in favor of NetMed and MIH BV in December 2004. Fidelity challenged the award in the English courts, but the challenge was dismissed on June 13, 2005. The South African proceedings have been suspended pending conclusion of the hearings in London.

Call Centre Nucleus (Pty) Ltd

Call Centre Nucleus (Proprietary) Limited (“CCN”) has claimed approximately Rand 13.5 million from M-Web Holdings Limited arising out of the purchase by M-Web of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.

PaySmart Africa (Pty) Ltd

PaySmart Africa (Proprietary) Limited (“Paysmart”) has claimed approximately Rand 10.4 million from Electronic Media Network Limited (“M-Net”) and Endemol South Africa Limited (“Endemol”) (in its capacity as producer of Big Brother Africa). PaySmart alleges that it would have realized this amount if M-Net and Endemol had granted to it the rights to provide an SMS voting system for Big Brother Africa and Idols, as allegedly contemplated in Heads of Agreement executed by the parties in April 2003. PaySmart has not taken the proceedings any further at this stage.

Telecommunications Authority of Thailand

The Telecommunications Authority of Thailand (“TOT”) has claimed approximately US$4.4 million from United Broadcasting Corporation Public Company Limited (“UBC”) arising out of services allegedly tendered by TOT to the predecessor in title to UBC.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

21.   COMMITMENTS AND CONTINGENCIES (continued)

(g)    Litigation claims (continued)

Taxation matters

A claim for approximately US$4.1 million, first raised during the 2003 financial year, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers has been settled on the basis that MultiChoice Kenya pay the tax authorities 62.5 million Kenyan Schillings (approximately US$800,000).

In December 2000, MultiChoice Hellas SA received a tax assessment for approximately Euro 5.4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance has found against the company. MultiChoice Hellas appealed the decision and the Appeal Court found in favor of MultiChoice Hellas.

Thomas Weisel Partners LLC (Weisel)

On March 12, 2003 Liberty Media Corporation advised the group that it is seeking indemnification for a claim that OpenTV Inc. received in terms of an arbitration demand from Weisel, claiming that OpenTV Inc. was required to pay Weisel a fee of approximately US$1.9 million in connection with OpenTV’s acquisition of Wink Communications Inc.

Onshelf Trading Forty Four (Pty) Ltd t/a Mail and Guardian Online ("Onshelf") vs. Q-Online (Pty) Ltd

Onshelf (in which M-Web South Africa has a 65% shareholding), which had sold its Q business to Q-Online, issued summons against Q-Online for the payment of an outstanding portion of the purchase price of Rand 200 000. Q-Online then instituted a counterclaim for specific performance of the sale agreement and damages of Rand 11.0 million. M-Web believes that the damages claim is hugely inflated and that it is unlikely that Q-Online will be able to prove that it has suffered damages to this extent, if at all.

Equity compensation claims

Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment. Since these claims were made, one of these former employees has started legal proceedings against the Royal Bank of Canada Trustees Limited, which proceedings are being defended.

(h)    Guarantees

At March 31, 2005 the group had provided guarantees of Rand 33.3 million (2004: Rand 76.4 million) mainly in respect of office rental, services and other contracts.

(i)     Assets pledged as security

The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of Rand 538.8 million at March 31, 2005 (2004: Rand 786.2 million) to a number of banks as security for certain term loans and bank overdrafts.

The group plans to fund the above commitments and liabilities out of existing loan facilities and internally generated funds.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.   NET REVENUES

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Net revenues - continuing operations
Subscription	7,452,013	6,932,212	6,674,186
Hardware sales	443,145	447,283	490,672
Technology	294,766	333,128	399,779
Circulation	796,745	681,584	601,682
Advertising	2,035,946	1,711,410	1,483,957
Printing and distribution	752,276	689,304	662,892
Book publishing and sales	709,822	712,193	624,358
Tuition fees	480,381	494,818	473,304
e-Commerce revenue	296,308	285,295	232,919
Other	697,347	517,283	560,158
	13,958,749	12,804,510	12,203,907

Net revenues - discontinuing operations
OpenTV	–	–	234,519
Lyceum College	14,078	20,277	21,874
	14,078	20,277	256,393

Net revenues - total	13,972,827	12,824,787	12,460,300

Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005	2004	2003
		R'000	R'000	R'000
23.	OPERATING PROFIT
	Operating loss and loss from discontinued operations includes the
	following items:

	Auditors’ remuneration
	Audit fees	24,266	21,003	19,812
	Audit related fees	8,679	1,383	8,046
	Tax fees	6,061	9,483	6,294
	All other fees	5,541	4,366	3,930
		44,547	36,235	38,082
	Operating leases
	Buildings	118,830	95,959	132,054
	Satellite and transponders	35,102	35,489	52,676
	Other equipment	21,985	27,522	26,297
		175,917	158,970	211,027

	Profit/(loss) on sale of property, plant and
	equipment	6,957	(2,232)	(16,580)

	Secretarial, management and technical fees paid
	other than to employees	114,506	110,093	110,688

	Employee costs
	As at 31 March 2005, the group had 12,072 (2004: 12,089;
	(2003: 11,101) permanent employees

	Total employment costs of permanent and temporary employees,
	including executive directors were:

	Salaries, wages and bonuses	2,108,300	1,818,554	1,861,587
	Retirement benefit costs	173,160	175,874	169,910
	Medical aid fund contributions	66,929	56,600	42,020
	Post-retirement benefits	7,303	27,590	18,088
	Training costs	27,413	21,578	9,506
		2,383,105	2,100,196	2,101,111

	Advertising expenses	443,056	372,720	338,387

	Research and development costs	10,723	13,984	7,794

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
		2005	2004	2003
		R'000	R'000	R'000
24.	FINANCE COSTS

	Interest paid
	Loans and overdrafts	234,474	396,216	409,037
	Welkom debenture scheme	–	30,365	61,136
	Finance leases	170,054	184,817	269,544
		404,528	611,398	739,717
	Preference dividends and rights	(126,921)	(155,689)	(142,867)
		277,607	455,709	596,850
	Interest received
	Loans and bank accounts	177,427	116,988	142,057
		177,427	116,988	142,057

	Net loss/(profit) from foreign exchange translations	14,390	(63,272)	(210,762)
	On translation of transponder leases	36,479	(88,098)	(338,410)
	On translation of other assets and liabilities	(22,089)	24,826	127,648

	Net loss from fair value adjustments on
	derivative financial instruments	108,467	386,549	–
	Loss on translation of foreign exchange contracts	167,673	669,556	–
	Profit on accounting for embedded derivatives	(59,206)	(283,007)	–

	Concession costs	1,869	2,100	2,711

	Net finance costs	224,906	664,098	246,742

25.	INCOME FROM INVESTMENTS

	Dividends - unlisted investments	780	229	20
	Total dividend income	780	229	20

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

26.   EXCEPTIONAL ITEMS

	Gross		Minority	Net
	Amount	Taxation	interest	2005
	R'000	R'000	R'000	R'000

Gains:
Profit on sale of investments	28,756	(28)	–	28,728
Dilution profits	574,228	–	–	574,228
	602,984	(28)	–	602,956

Losses:
Impairment of assets	4,787	–	–	4,787
Loss on sale of investments	29,068	(591)	–	28,477
Dilution losses	7,850	–	–	7,850
	41,705	(591)	–	41,114

Net exceptional items	561,279	563	–	561,842

	Gross		Minority	Net
	Amount	Taxation	interest	2004
	R'000	R'000	R'000	R'000

Gains:
Profit on sale of land and buildings	12,320	(1,226)	–	11,094
Profit on sale of investments	2,235	–	–	2,235
Dilution profits	11,810	–	–	11,810
Reversal of impairment charge	44,450	–	–	44,450
Profit on redemption of debentures	16,816	–	–	16,816
	87,631	(1,226)		86,405
Losses:
Impairment of assets	27,100	–	–	27,100
Loss on sale of investments	8,745	–	(1,352)	7,393
Dilution losses	3,901	–	–	3,901
	39,746	–	(1,352)	38,394

Net exceptional items	47,885	(1,226)	1,352	48,011

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

26.    EXCEPTIONAL ITEMS (continued)

	Gross		Minority	Net
	Amount	Taxation	interest	2003
	R'000	R'000	R'000	R'000

Gains:
Profit on sale of land and buildings	4,393	–	–	4,393
Profit on sale of investments	6,682	–	–	6,682
Dilution profits	1,418	–	–	1,418
Reversal of warranty provision	6,500	–	–	6,500
Profit on sale of Liberty Media Corporation shares	120,887	–	(51,311)	69,576
	139,880	–	(51,311)	88,569

Losses:
Impairment of assets	70,730	–	–	70,730
Loss on sale of investments	5,136	–	(917)	4,219
Dilution losses	2,714	–	–	2,714
	78,580	–	(917)	77,663

Net exceptional items	61,300	–	(50,394)	10,906

27.   TAXATION

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Normal taxation	226,935	487,685	295,565
South Africa
Current year	294,295	267,949	158,372
Prior years	(83,366)	132,710	14,090
Foreign taxation
Current year	105,025	83,806	76,626
Prior years	(89,019)	3,220	46,477
Secondary taxation on companies	37,840	10,467	7,545
Income taxation for the year	264,775	498,152	303,110
Deferred taxation	(16,080)	(326,772)	(147,357)
Current year	281,518	39,630	86,185
Change in rate	(8,151)	–	–
Prior years	(391,825)	(364,546)	(227,326)
Foreign	102,378	(1,856)	(6,216)

Total taxation for the group	248,695	171,380	155,753
Share of equity accounted companies’ taxation	4,986	–	9
Total tax per income statement	253,681	171,380	155,762

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

27.    TAXATION (continued)

	March 31
	2005 R'000	2004 R'000	2003 R'000
Reconciliation of taxation
Taxation at statutory rates	736,636	368,724	15,095
Adjusted for:
Non-deductible expenses	136,218	62,014	362,207
Non-taxable income	(146,404)	(72,157)	(254,262)
Unprovided timing differences	12,197	19,848	159,280
Assessed losses utilized and expired	(33,729)	(25,640)	(4,368)
Prior year adjustments	(445,731)	(222,562)	(214,974)
Other taxes	2,645	41,153	11,416
Goodwill adjustment	–	–	81,368
Changes in taxation rates	(8,151)	–	–
Taxation provided in income statement	253,681	171,380	155,762

28.   DISCONTINUING OPERATIONS

Lyceum College

Effective the end of September 2001, the group decided to terminate the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out program for students enrolled under current course programs. Current students will therefore be allowed to complete their current courses, but no new enrolments will be allowed. The group has provided in full for future teach-out and other related closure costs. The results of this operation were previously included in the group’s private education teach-out and other related closure costs. The results of this operation were previously included in the group’s private education segment.

	March 31
The following is selected financial data relating to	2005	2004	2003
Lyceum College:	R'000	R'000	R'000

Revenue	14,078	20,277	21,874
Total assets	–	–	21,618
Total liabilities	–	–	44,676
Net cash flow for the year	–	(5,806)	(5,514)
Provision for discontinued operations	4,267	20,604	30,874

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

28.    DISCONTINUING OPERATIONS (continued)

OpenTV Corp.

On May 8, 2002, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in OpenTV Corp. to Liberty Media Corporation for a gross amount of approximately US$185 million payable in cash and Liberty Media Corporation shares. This transaction was concluded in August 2002. The results of this operation were previously included in the technology segment of the group.

	March 31
The following is selected financial data relating	2005	2004	2003
to OpenTV Corp.	R'000	R'000	R'000

The (loss)/profit from discontinuing operations includes the following items relating to OpenTV:

Revenue	–	–	234 519
Operating loss	–	–	(888 171)
Taxation	–	–	(7 046)
Loss from discontinuing operations	–	–	(140 810)

The profit arising on discontinuance of OpenTV includes the
following items:

Profit on sale of OpenTV	–	–	1,122,963
Minorities	–	–	(372,085
	–	–	750,878

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

29.   EARNINGS PER SHARE

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Earnings
Net profit attributable to shareholders	2,600,105	375,169	338,337

Headline adjustments
Profits	609,913	86,405	82,436
Reversal of warranty provision	–	–	6,500
Profit on redemption of debentures	–	16,816	–
Reversal of impairment charge	–	44,450	–
Profit on sale of marketable securities	18,684	–	58,316
Disposal of investments	10,044	2,235	6,682
Profit on sale of assets	6,957	11,094	9,520
Dilution profits	574,228	11,810	1,418

Losses	42,715	74,647	181,623
Disposal of other investments and businesses	28,477	7,393	3,973
Asset impairments	6,388	30,752	104,744
Impairment of program rights	–	31,033	70,040
Dilution losses	7,850	3,901	2,601
Loss on sale of assets	–	1,568	265

Amortization and impairment of goodwill after minorities	134,067	419,488	296,475

Profit arising on discontinuance of operations	–	–	(750,878)
Headline earnings/(loss)	2,166,974	782,899	(16,879)
Headline loss from discontinuing operations	–	–	35,098
Headline earnings from continuing operations	2,166,974	782,899	18,219

Attributable profit	2,600,105	375,169	338,337
Interest on Welkom debentures scheme	–	–	61,136
Fully diluted profit	2,600,105	375,169	399,473

Weighted average number of N ordinary shares in issue
during the year	277,293,544	257,813,528	176,527,751
Dilution effect of shares held by equity compensation plans	14,892,155	7,261,000	–
Dilution effect of options held by Welkom scheme participants	2,477,734	113,411	–
Shares to be issued on conversion of Welkom debentures	–	–	5,605,236
Fully diluted weighted number of N ordinary shares in issue	294,663,433	265,187,939	182,132,987

Earnings per N ordinary share (cents)
Basic	938	145	192
Fully diluted	882	141	192

Headline earnings/(loss) per N ordinary share (cents)
Basic	781	303	(10)
Fully diluted	735	295	(10)
Headline earnings per N ordinary share from continuing
operations (cents)	781	303	10

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	March 31
	2005	2004	2003
	R'000	R'000	R'000
30. CASH FROM ACTIVITIES

Earnings before depreciation and amortization	3,290,882	2,439,207	1,483,828
Adjustment for:
(Profit)/loss on sale of property, plant and equipment	(6,957)	2,232	16,580
Other non-cash movements	(26,515)	23,045	54,850
	3,257,410	2,464,484	1,555,258
Changes to working capital	(206,428)	(179,575)	703,034
Inventory	(17,064)	47,816	26,096
Receivables	(143,266)	(155,747)	185,953
Payables and provisions	(128,547)	(258,520)	523,803
Program and film rights	82,449	186,876	(32,818)

	3,050,982	2,284,909	2,258,292

31. ACQUISITION OF SUBSIDIARIES

Fair value of assets and liabilities acquired:
Property, plant and equipment	7,045	1,788	–
Intangible assets	246,806	–	–
Net current (liabilities)/assets	(39,600)	42,702	–
Deferred taxation (liabilities)/assets	(49,833)	6,183	–
Long-term liabilities	(885)	(31,500)	–
	163,533	19,173	–
Minority shareholders' interest	(5,000)	–	–
Derecognition of investments in associate and joint ventures	–	(17,866)	–
Goodwill	152,365	7,965	–
Cash paid in respect of subsidiaries acquired	310,898	9,272	–
Cash in subsidiaries acquired	(40,053)	(16,440)	–
Net cash outflow/(inflow) from acquisition of subsidiaries	270,845	(7,168)	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	March 31
	2005	2004	2003
	R'000	R'000	R'000
32. ADDITIONAL INVESTMENTS IN EXISTING JOINT VENTURES

Fair value of assets and liabilities acquired:
Property, plant and equipment	–	9,425	–
Investments	–	11,618	–
Intangible assets	–	780	–
Net current liabilities	–	(30,234)	–
Deferred taxation	–	9,046	–
Long-term liabilities	–	(2,860)	–
		(2,225)	–
Brandnames	–	12,638	–
Goodwill	–	492,858	–
Purchase consideration	–	503,271	–
Amounts to be settled in future	–	(502,593)	–
Cash paid in respect of joint ventures acquired	–	678	–
Cash in joint ventures acquired	–	(11,892)	–
Net cash inflow from additional investment in joint ventures	–	(11,214)	–

33. DISPOSAL OF SUBSIDIARIES

Book value of assets and liabilities:
Property, plant and equipment	1,674	–	254,304
Intangible assets	1,680	–	1,885,766
Investments and loans	–	–	806,733
Long-term liabilities	(619)	–	(8,622)
Deferred taxation	(1,274)	–	–
Net current assets	1,691	–	827,941
	3,152	–	3,766,122
Minorities	(5,017)	–	(2,289,676)
Profit on sale	9,349	–	258,906
Selling price	7,484	–	1,735,352
Cash in subsidiaries disposed	363	–	(826,694)
Shares received as settlement	–	–	(1,475,067)
Net cash inflow/(outflow) with disposal	7,847	–	(566,409)

34.  DISPOSAL OF JOINT VENTURE

The cash outflow of Rand 188.1 million represents the deconsolidation of the cash balances of Tencent Holdings Limited (“Tencent”), when the group changed its accounting of its investment in Tencent from proportionate consolidation to equity accounting. This change was caused by the group only having significant influence over the financial and operating policies of Tencent after its interest diluted from 50% to 36.1% with the completion of the Tencent IPO.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

	March 31
	2005	2004	2003
	R'000	R'000	R'000
35. DILUTION FROM SUBSIDIARY TO JOINT VENTURE

Book value of assets and liabilities:
Property, plant and equipment	–	23,852	–
Net current assets	–	111,475	–
	–	135,327	–
Carrying value of equity investment	–	31,646	–
Minorities	–	(135,327)	–
Dilution profit	–	1,842	–
Dilution of cash in subsidiary	–	(118,232)	–
Net cash outflow with dilution to joint venture	–	(84,744)	–

36. CASH AND CASH EQUIVALENTS

Cash and deposits	4,033,796	3,066,071	3,158,889
Bank overdrafts	(433,339)	(450,461)	(704,111)
	3,600,457	2,615,610	2,454,778

Certain cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 58.1 million was restricted at March 31, 2005 (2004: Rand 451.4 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.   BUSINESS AND GEOGRAPHICAL SEGMENTS

Primary reporting format - business segments

The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group’s reportable business segments are electronic media, print media and corporate services. Electronic media is further disaggregated into pay television, internet and technology. The print media segment is further disaggregated into newspapers, magazines and printing, books and education. The group’s business is conducted in the following main business segments:

Electronic media
☐ð
Pay Television - through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Cyprus, Greece and Thailand, which generate revenue mainly from local customers.

☐ð	Internet - through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Thailand and China which generate revenue mainly from local customers.
☐ð	Technology - through the group’s subsidiaries based in the Netherlands and the United States of America, which generate income from customers based around the world.

Print media
☐ð
Newspapers, magazines and printing - through the group’s subsidiaries, joint ventures and associated companies in Southern Africa, which publish, print and distribute various newspapers and magazines for the local market.

☐ð	Books - through the group’s subsidiaries in Southern Africa, which generate income mainly from local customers.
☐ð	Education - through the group’s subsidiaries in South Africa, which generate income mainly from local customers.

Corporate services- represent the group’s holding company and head office infrastructure.

The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 2.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.   BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Electronic media			Print media
March 2005	Pay television R'000	Internet R'000	Technology R'000	Newspapers, magazines & printing R'000	Books R'000	Education R'000	Corporate services R'000	Eliminations R'000	Consolidated total R'000
Revenue
External	8,120,867	762,928	289,192	3,374,106	860,581	547,186	3,889	–	13,958,749
Intersegmental	23,938	13,680	99,075	86,750	22,629	449	62,228	(308,749)	–
Total revenue	8,144,805	776,608	388,267	3,460,856	883,210	547,635	66,117	(308,749)	13,958,749
Cost of providing services and sale of goods	(3,769,909)	(264,062)	(90,863)	(2,051,340)	(535,543)	(261,792)	(57,414)	99,143	(6,931,780)
Selling, general and administration expenses	(1,826,208)	(465,190)	(409,370)	(681,423)	(257,844)	(255,321)	(50,337)	209,606	(3,736,087)
EBITDA	2,548,688	47,356	(111,966)	728,093	89,823	30,522	(41,634)	–	3,290,882
Depreciation	(338,064)	(55,693)	(15,997)	(117,885)	(11,475)	(18,301)	(2,168)	–	(559,583)
Operating profit/(loss) before amortization	2,210,624	(8,337)	(127,963)	610,208	78,348	12,221	(43,802)	–	2,731,299
Impairment and adjustments of goodwill	(126,208)	(6,130)	–	–	(1,729)	–	–	–	(134,067)
Amortization and impairment of other intangible assets	(16,257)	(16,295)	(15,362)	(3,770)	(4,867)	(366)	–	–	(56,917)
Operating profit/(loss)	2,068,159	(30,762)	(143,325)	606,438	71,752	11,855	(43,802)	–	2,540,315
Finance costs	(259,471)	66,350	28,366	(49,552)	(12,412)	(23,210)	25,023	–	(224,906)
Income from investments	–	–	–	458	–	297	25	–	780
Share of equity accounted results	4,558	91,574	–	162	–	–	–	–	96,294
Exceptional items	256,819	317,637	18,658	(6,034)	(4,021)	6,104	(27,884)	–	561,279
Taxation	(70,402)	(114,164)	(3,853)	(89,499)	27,902	(450)	(3,215)	–	(253,681)
Minority interest	(67,955)	(307)	–	(36,613)	(15,145)	–	44	–	(119,976)
Net profit/(loss) from continuing operations	1,931,708	330,328	(100,154)	425,360	68,076	(5,404)	(49,809)	–	2,600,105

Segment assets	9,689,344	7,467,027	1,876,440	2,424,441	952,683	251,575	1,201,060	(8,290,246)	15,572,324
Investment in associates	27,932	793,397	–	1,586	3,907	–	–	–	826,822
Segment liabilities	11,832,589	4,643,170	1,112,197	1,383,640	656,516	645,803	(3,263,924)	(8,290,246)	8,719,745
Capital expenditure	142,243	74,182	59,454	299,603	29,419	24,339	11,143	–	640,383
Amortization of program and film rights*	1,151,538	–	–	–	–	–	–	–	1,151,538
Impairment of tangible assets	–	–	–	–	3,478	–	–	–	3,478
Impairment of intangible assets	126,208	10,614	–	–	1,729	508	–	–	139,059
* - Included in EBITDA

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.   BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Electronic media			Print media
March 2004	Pay television R'000	Internet R'000	Technology R'000	Newspapers, magazines & printing R'000	Books R'000	Education R'000	Corporate services R'000	Eliminations R'000	Consolidated total R'000
Revenue
External	7,298,517	1,046,642	315,321	2,820,413	785,593	535,699	2,325	–	12,804,510
Intersegmental	7,993	9,798	91,514	114,892	16,133	–	49,869	(290,199)	–
Total revenue	7,306,510	1,056,440	406,835	2,935,305	801,726	535,699	52,194	(290,199)	12,804,510
Cost of providing services and sale of goods	(3,800,906)	(311,482)	(79,169)	(1,810,839)	(479,629)	(264,165)	(46,801)	199,464	(6,593,527)
Selling, general and administration expenses	(1,791,959)	(583,734)	(337,101)	(619,032)	(285,153)	(211,710)	(33,822)	90,735	(3,771,776)
EBITDA	1,713,645	161,224	(9,435)	505,434	36,944	59,824	(28,429)	–	2,439,207
Depreciation	(377,269)	(89,710)	(13,576)	(116,798)	(15,614)	(20,096)	(2,039)	–	(635,102)
Operating profit/(loss) before amortization	1,336,376	71,514	(23,011)	388,636	21,330	39,728	(30,468)	–	1,804,105
Amortization and impairment of intangible assets	(242,741)	(152,212)	(40,108)	(15,132)	(6,499)	(27,815)	–	–	(484,507)
Impairment of program rights	(31,033)	–	–	–	–	–	–	–	(31,033)
Operating profit/(loss)	1,062,602	(80,698)	(63,119)	373,504	14,831	11,913	(30,468)	–	1,288,565
Finance costs	(710,279)	(10,650)	(8,011)	(86,492)	(4,214)	(25,776)	181,324	–	(664,098)
Income from investments	208	–	–	–	–	–	21	–	229
Share of equity accounted results	2,605	47	–	495	–	–	–	–	3,147
Exceptional items	45,160	(4,374)	–	3,709	1,942	(27,100)	28,548	–	47,885
Taxation	(316,895)	217,049	(1,489)	(58,357)	2,304	(2,842)	(11,150)	–	(171,380)
Minority interest	(49,692)	(42,423)	–	(36,238)	(149)	(669)	(8)	–	(129,179)
Net profit/(loss) from continuing operations	33,709	78,951	(72,619)	196,621	14,714	(44,474)	168,267	–	375,169

Segment assets	9,273,453	1,408,143	1,858,358	1,827,327	1,098,805	51,969	4,197,273	(6,572,254)	13,143,074
Investment in associates	29,350	63	–	89	1,369	–	–	–	30,871
Segment liabilities	11,601,486	1,761,783	958,053	1,143,908	1,316,706	–	(534,676)	(6,572,254)	9,675,006
Capital expenditure	122,641	122,259	17,240	126,902	8,567	–	1,673	–	399,282
Impairment of intangible assets	114,967	9,099	–	–	3,877	–	–	–	127,943
Amortization of program and film rights*	1,131,334	–	–	–	–	–	–	–	1,131,334
* - Included in EBITDA

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.   BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Electronic media			Print media
March 2003	Pay television R'000	Internet R'000	Technology R'000	Newspapers, magazines & printing R'000	Books R'000	Education R'000	Corporate services R'000	Eliminations R'000	Consolidated total R'000
Revenue
External	7,225,170	913,119	377,605	2,468,582	665,443	552,889	1,099	–	12,203,907
Intersegmental	20,047	3,552	80,401	48,830	16,384	–	49,138	(218,352)	–
Total revenue	7,245,217	916,671	458,006	2,517,412	681,827	552,889	50,237	(218,352)	12,203,907
Cost of providing services and sale of goods	(4,182,303)	(279,450)	(65,862)	(1,622,832)	(437,213)	(281,491)	(41,593)	204,357	(6,706,387)
Selling, general and administration expenses	(1,945,160)	(732,762)	(327,282)	(493,471)	(272,533)	(230,084)	(26,395)	13,995	(4,013,692)
EBITDA	1,117,754	(95,541)	64,862	401,109	(27,919)	41,314	(17,751)	–	1,483,828
Depreciation	(459,497)	(124,067)	(15,664)	(111,601)	(14,645)	(18,968)	(1,987)	–	(746,429)
Operating profit/(loss) before amortization	658,257	(219,608)	49,198	289,508	(42,564)	22,346	(19,738)	–	737,399
Amortization and impairment of intangible assets	(67,837)	(208,184)	(35,503)	(10,252)	(4,318)	(29,680)	–	–	(355,774)
Impairment of program rights	(155,316)	–	–	–	–	–	–	–	(155,316)
Operating profit/(loss)	435,104	(427,792)	13,695	279,256	(46,882)	(7,334)	(19,738)	–	226,309
Finance costs	(475,580)	(13,580)	(17,195)	(120,940)	1,240	(31,425)	410,738	–	(246,742)
Income from investments	–	–	–	–	–	–	20	–	20
Share of equity accounted results	1,548	(79)	–	–	–	–	–	–	1,469
Exceptional items	(73,638)	231	119,232	11,075	124	(2,224)	6,500	–	61,300
Taxation	(120,590)	(7,756)	(828)	(14,981)	(1,871)	(7,428)	(2,308)	–	(155,762)
Minority interest	(54,970)	(42,692)	(7,307)	(33,758)	(946)	(1,701)	(16,951)	–	(158,325)
Net (loss)/profit from continuing operations	(288,126)	(491,668)	107,597	120,652	(48,335)	(50,112)	378,261	–	(271,731)

Segment assets	8,222,101	1,533,412	1,947,092	1,769,665	402,555	562,832	5,269,697	(6,288,113)	13,419,241
Investment in associates	23,242	–	–	–	–	–	–	–	23,242
Segment liabilities	10,187,496	1,198,142	1,018,970	1,262,302	310,736	613,312	1,261,604	(6,288,113)	9,564,449
Capital expenditure	193,986	81,613	68,856	146,863	9,468	34,623	1,837	–	537,246
Amortization of program and film rights*	1,292,499	–	–	–	–	–	–	–	1,292,499
* - Included in EBITDA

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

Secondary reporting format - geographical segments

The group operates in five main geographical areas:

Africa - The group derives revenues from television platform services, print media activities, internet services, technology products and services, book publishing and private education. Additionally, the group provides internet services and generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands. The activities in the Republic of South Africa are the most significant in this segment and therefore South Africa has been presented separately.

United States of America - The group’s activities comprise a portion of services and goods rendered by the technology operations, based in the United States of America.

Greece and Cyprus - The group generates revenue from television platform services with operations in Greece and Cyprus. Additionally, the group provides internet services and generates revenue from interactive television and technology products and services, through subsidiaries based in the Netherlands.

Asia - The group’s activities comprise its interest in the television platform operations of UBC, based in Thailand, and internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

Other - Includes the group’s provision of interactive television and technology products through subsidiaries, located mainly in the Netherlands. It also includes the assets of MIH (BVI) Limited, based in the British Virgin Islands, which mainly comprises cash and investments in group companies.

	Africa
	South Africa R'000	Rest of Africa R'000	USA R'000	Greece and Cyprus R'000	Asia R'000	Other R'000	Eliminations R'000		Consoli- dated total R'000
March 2005
Revenue	10,146,677	1,492,160	33,761	1,432,823	590,873	262,455	–		13,958,749
Segment assets	9,139,335	2,519,770	57,564	1,759,099	7,365,830	3,020,972	(8,290,246)	(a)	15,572,324
Capital expenditure	463,706	23,793	18,532	11,242	71,047	52,063	–		640,383

March 2004
External revenue	8,678,852	1,502,774	27,518	1,389,975	984,626	220,765	–		12,804,510
Segment assets	8,395,047	2,337,126	46,273	1,262,437	1,269,250	6,405,195	(6,572,254)	(a)	13,143,074
Capital expenditure	247,946	24,432	6,317	20,925	87,972	11,690	–		399,282

March 2003
External revenue	7,976,090	1,584,861	59,615	1,390,094	864,762	328,485	–		12,203,907
Segment assets	7,785,586	2,134,174	282,340	1,653,595	937,543	6,914,116	(6,288,113)	(a)	13,419,241
Capital expenditure	290,802	55,679	854	61,735	108,274	19,902	–		537,246

(a) Represents adjustments to the assets and liabilities of the segments relating to intersegment loans and investments that eliminate on consolidation.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.  FINANCIAL RISK MANAGEMENT

Financial risk factors

The group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity markets, foreign currency exchange rates and interest rates. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the financial performance of the group. The group uses derivative financial instruments, such as forward exchange contracts and interest rate swaps, to hedge certain exposures. The group does not speculate with, or engage in the trading of financial instruments.

Risk management is carried out by the management of the group under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks. The various boards of directors within the group provide written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative instruments and investing funds.

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Entities in the group use forward exchange contracts to hedge their exposure to foreign currency risk in connection with their functional currencies. Management is responsible for hedging the net position in each currency. The group generally covers forward 80% to 100% of firm commitments in foreign currency for up to two years.

The group has classified some of its forward exchange contracts relating to forecasted transactions and firm commitments as cash flow hedges, and states them at fair value. The transactions relate mainly to programming costs, transponder lease installments and the acquisition of inventory items. A loss of Rand 18.9 million (2004: loss of Rand 40.1 million) has been deferred in a hedging reserve at March 31, 2005. This amount is expected to realize as an expense over the next two years. Changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies and for which no hedge accounting is applied, are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs” (see note 24).

The fair value of all forward exchange contracts at March 31, 2005 was Rand 273.2 million (2004: Rand 898.2 million), comprising assets of Rand 10.3 million (2004: Rand nil) and liabilities of Rand 283.5 million (2004: Rand 898.2 million), that were recognized as derivative financial instruments. The fair value of embedded derivative instruments, mainly relating to programming contracts with content providers, at March 31, 2005 was Rand 179.9 million (2004: Rand 338.6 million), comprising assets of Rand 192.0 million (2004: Rand 338.6 million) and liabilities of Rand 12.1 million (2004: Rand nil), that was recognized in derivative assets and liabilities.

Credit risk

Receivables consist primarily of invoiced amounts from normal trading activities. The group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers’ payment history and when necessary, provision is made for both specific and general doubtful accounts. As at March 31, 2005, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.

The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments mainly with major banking groups and high-quality institutions that have high credit ratings. The group’s policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counterparties that are used by the group are evaluated on a continuous basis. At March 31, 2005 cash and current investments were held with numerous financial institutions.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. In terms of the articles of association of the company, no limitation is placed on its borrowing capacity. The group had the following unutilized banking facilities as at March 31, 2005 and 2004:

	March 31
	2005	2004
	R'000	R'000

On call	944,313	648,408
Expiring within one year	4,339	–
Expiring beyond one year	–	9,055
	948,652	657,463

The facilities expiring within one year are subject to renewal at various dates during the next year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.  FINANCIAL RISK MANAGEMENT (continued)

Interest rate risk

As part of the process of managing the group’s fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at March 31, 2005 was as follows:

	Interest-free R'000	Floating R'000	Fixed 0-12 months R'000	Fixed more than 12 months R'000	Total R'000

Loans	559,118	414,129	132,658	2,145,109	3,251,014
% of loans	17%	13%	4%	66%	100%

Foreign exchange rates

The exchange rates used by the group to translate foreign entities' income statements and balance sheets are as follows:

	March 31, 2005		March 31, 2004
Currency (1FC = ZAR)	Average rate	Closing rate	Average rate	Closing rate

USA dollar	6.2146	6.2114	7.1119	6.3097
Cyprus pound	13.5045	13.7862	14.2450	13.1184
Euro	7.8428	8.0539	8.3696	7.7519
Nigerian naira	0.0464	0.0467	0.0528	0.0461
Thai baht	0.1546	0.1583	0.1750	0.1608
Chinese yuan renminbi	0.7507	0.7505	0.8582	0.7623

The average rates listed above are only approximate average rates for the year. The group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, translated at the prevailing exchange rate on the transaction date.

	March 31, 2005		March 31, 2004
	Foreign currency amount '000	R'000	Foreign currency amount '000	R'000
Foreign currency exchange commitments
The group had the following forward foreign
currency exchange contract commitments:

USA dollar	159,512	1,186,736	217,590	2,321,992
Sterling	7,114	82,970	3,847	46,130
Euro	33,749	274,373	13,031	113,273
Swiss francs	5,013	30,968	–	–
Hong Kong dollar	–	–	665	631
Singapore dollar	–	–	235	975

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.   FINANCIAL RISK MANAGEMENT (continued)

	March 31, 2005		March 31, 2004
	Foreign currency amount '000	R'000	Foreign currency amount '000	R'000

Uncovered foreign liabilities
The group had the following uncovered foreign
liabilities:

USA dollar	74,952	465,553	125,368	767,169
Sterling	3,213	37,684	294	3,418
Chinese yuan renminbi	8,266	6,204	–	–
Euro	72,576	584,513	55,894	433,652

39.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values together with the carrying amounts of financial instruments are as follows:

	March 31, 2005		March 31, 2004
	Carrying value R'000	Fair value R'000	Carrying value R'000	Fair value R'000
Assets
Investments and loans	401,271	401,271	462,710	462,710
Receivables	1,503,485	1,503,485	1,540,818	1,540,818
Derivative financial instruments	202,282	202,282	338,566	338,566
Cash and cash deposits	4,033,796	4,033,796	3,066,071	3,066,071

Liabilities
Long-term liabilities	1,210,876	1,226,337	1,249,840	1,296,858
Payables	3,564,608	3,564,608	3,864,805	3,864,805
Derivative financial instruments	295,618	295,618	898,200	898,200
Bank overdrafts	433,339	433,339	450,461	450,461

The fair values of financial instruments were calculated using market information and other relevant valuation techniques, and do not necessarily represent the values that the group will realize in the normal course of business. The carrying amounts of cash and cash deposits, bank overdrafts, receivables and payables are deemed to reflect fair value due to the short maturities of these instruments. The fair values of forward exchange contracts and embedded derivative instruments are based on quoted market prices. The fair values of interest-bearing loans are calculated based on discounted expected future principal and interest cash flows.

40.  RETIREMENT BENEFITS

The group provides retirement benefits for its full-time employees by way of various separate defined contribution pension and provident funds. All full-time employees have access to these funds. Contributions to these funds are paid on a fixed scale. The South African retirement funds of the group are governed by the Pension Fund Act of South Africa. Substantially all the group’s full-time employees are members of either one of the group’s retirement benefit plans or a third-party plan.

An amount of Rand 173.2 million (2004: Rand 175.9 million; 2003: Rand 169.9 million) was recognized as an expense in relation to the group's retirement funds.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

41.  SUBSEQUENT EVENTS

Subsequent to March 31, 2005, MultiChoice Africa (Proprietary) Limited (“MultiChoice”) entered into a sale of shares agreement with MTN Group Limited (“MTN”) and Orbicom (Proprietary) Limited (“Orbicom”) in terms of which MultiChoice shall, subject to certain conditions precedent, purchase all of MTN’s shares in Orbicom and claims against Orbicom for Rand 37.0 million.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  EQUITY COMPENSATION BENEFITS

The following share incentive plans were in operation during the financial year:

Naspers Limited

On August 14, 1987, the group established the Naspers Share Incentive Trust (“the Naspers Plan”) under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Naspers Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	10,912,637	26.35	11,432,903	26.15	6,376,147	25.56
Granted	217,817	48.17	420,433	29.00	5,459,741	26.12
Exercised	(567,831)	24.07	(746,832)	22.03	(28,786)	21.22
Forfeited	(40,106)	27.56	(193,867)	36.89	(374,199)	37.06
Outstanding at March 31	10,522,517	26.92	10,912,637	26.35	11,432,903	26.15

The following table summarizes information about the share allotments outstanding at March 31, 2005:
	Shares outstanding			Shares currently exercisable
Range of exercise price (Rand)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)
10.00 - 15.00	1,500	6.92	13.65	500	13.65
15.01 - 20.00	158,000	7.51	18.43	-	-
20.01 - 25.00	3,692,502	6.78	22.99	739,891	21.26
25.01 - 30.00	4,776,117	4.85	27.61	3,429,389	27.42
30.01 - 35.00	1,615,931	7.48	31.02	110,119	31.35
35.01 - 40.00	-	-	-	-	-
40.01 - 45.00	92,350	8.07	42.98	14,850	43.65
45.01 - 50.00	103,000	9.31	49.86	3,000	45.13
50.01 - 60.15	83,117	8.60	52.15	11,996	58.93
	10,522,517			4,309,745

Media24 Limited

On August 31, 2000 the group established the Media24 Share Trust (“the Media24 Plan”) in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  EQUITY COMPENSATION BENEFITS (continued)

Media24 Limited (continued)

Activity in terms of the Media24 Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	6,676,862	6.80	6,876,686	6.74	7,126,267	6.75
Granted	522,591	11.46	270,725	8.10	448,830	6.62
Exercised	(761,587)	6.81	(38,592)	6.92	–	–
Forfeited	(337,370)	7.03	(431,957)	6.75	(698,411)	6.78
Outstanding at March 31	6,100,496	7.18	6,676,862	6.80	6,876,686	6.74

    The following table summarizes information about the share allotments outstanding at March 31, 2005:

	Shares outstanding			Shares currently exercisable
Exercise price (Rand)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)
6.04	1,177,006	6.71	6.04	313,436	6.04
6.90	233,689	7.69	6.90	–	–
6.92	3,934,737	5.74	6.92	2,458,711	6.92
8.12	262,770	8.71	8.12	–	–
11.63	492,294	9.47	11.63	430	11.63
	6,100,496			2,772,577

Educor Holdings Limited

On June 12, 2001, the group established the Educor Share Incentive Scheme (“the Educor Plan”) in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2005 no shares were allocated under the Educor Plan, as it will be terminated in the future.

Activity in terms of the Educor Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	11,462,505	0.96	10,646,905	0.90	11,649,605	0.90
Granted	–	–	1,173,500	1.47	100,000	0.90
Exercised	(7,972,855)	0.98	–	–	–	–
Forfeited	(3,489,650)	0.90	(357,900)	0.90	(1,102,700)	0.90
Outstanding at March 31	–	–	11,462,505	0.96	10,646,905	0.90

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  EQUITY COMPENSATION BENEFITS (continued)

Paarl Media Holdings (Proprietary) Limited

On May 29, 2001, the group established the Paarl Media Holdings Share Trust (“the Paarl Media Plan”) in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Paarl Media Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	3,580,200	5.18	3,619,000	5.16	2,429,000	4.80
Granted	1,305,000	11.50	84,000	6.93	1,218,000	5.93
Exercised	(667,109)	4.83	–	–	–	–
Forfeited	(71,556)	5.24	(122,800)	5.93	(28,000)	5.93
Outstanding at March 31	4,146,535	7.23	3,580,200	5.18	3,619,000	5.16

The following table summarizes information about the share allotments outstanding at March 31, 2005:

	Shares outstanding		Shares currently exercisable
Exercise price (Rand)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)
4.80	1,789,901	6.50	1,733,935	4.80
5.93	1,023,600	7.25	–	–
6.93	84,000	8.75	–	–
11.50	1,249,034	10.00	–	–
	4,146,535		1,733,935

Shanghai Sportscn.com Information Technology Company Limited

On June 4, 2004, the group established the Shanghai Sportscn.com Information Technology Company Limited Share Appreciation Scheme, whereby share appreciation rights can be issued to employees. One quarter of these rights vest after one, two, three and four years after the offer date. During the 2005 financial year 6,230,000 share appreciation rights were issued at RMB1. None of these rights were exercisable at March 31, 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.  EQUITY COMPENSATION BENEFITS (continued)

M-Web Holdings Limited

On February 19, 1998, the group established the M-Web Share Trust (“the M-Web Plan”) under which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2005 no shares were allocated under the M-Web Plan, as it was terminated on March 4, 2004.

Activity in terms of the M-Web Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	–	–	–	–	676,349	3.99
Cancelled	–	–	–	–	(291,276)	4.03
Forfeited	–	–	–	–	(385,073)	3.83
Outstanding at March 31	–	–	–	–	–	–

MIH Holdings Limited

In terms of the plan, MIH Holdings may grant options to its employees for up to 26.4 million shares of MIH Holdings ordinary share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2.25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Naspers Class N ordinary shares on December 20, 2002.

Activity in terms of the MIH Holdings Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	4,910,162	25.49	5,314,971	23.44	11,088,429	15.25
Granted	12,742	19.60	564,076	39.88	101,400	5.67
Exercised	(1,329,861)	24.62	(709,560)	21.43	(6,801)	6.30
Forfeited	(175,417)	26.22	(259,325)	25.79	(955,605)	19.24
Cancelled	–	–	–	–	(2,100)	6.25
Outstanding at December 20, 2002					10,225,323	12.28
Exchanged for Naspers N
ordinary shares					(10,225,323)	12.28
Naspers N ordinary shares received					4,544,588	30.26
Granted					1,178,618	23.10
Exercised					(17,862)	22.22
Forfeited					(115,223)	33.05
Cancelled					(275,150)	89.37
Outstanding at March 31	3,417,626	25.77	4,910,162	25.49	5,314,971	23.44

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.   EQUITY COMPENSATION BENEFITS (continued)

MIH Holdings Limited (continued)

The following table summarizes information about the Naspers Class N ordinary share allotments outstanding at March 31, 2005:

	Shares outstanding			Shares currently exercisable
Range of exercise price (Rand)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)
6.91 – 20.00	601,667	6.42	13.95	167,127	13.95
20.01 – 40.00	2,377,635	5.23	25.62	1,201,523	26.18
40.01 – 60.00	429,612	8.90	41.57	1,346	50.48
60.01 – 130.50	8,712	5.22	103.84	6,158	102.65
	3,417,626			1,376,154

MIH (BVI) Limited

On March 25, 1999 the group established the MIH Limited Share Scheme (the MIH Limited Plan) in terms of which it may award options for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3.5 Naspers Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Naspers Class N ordinary shares and Naspers ADS’s.

Activity in terms of the MIH (BVI) Limited Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at April 1	2,364,490	2.73	13,752,287	2.63	4,124,160	13.30
Granted	–	–	204,790	3.22	–	–
Exercised	(726,659)	3.08	(164,200)	2.25	(10,097)	6.54
Forfeited	(59,369)	0.60	(157,750)	2.86	(441,611)	14.39
Cancelled	–	–	(31,150)	1.10	–	–
Outstanding at December 20, 2002					3,672,452	11.43
Exchanged for Naspers N ordinary
shares and ADS's					(3,672,452)	11.43
Equivalent number of Naspers N
ordinary shares received					12,853,577	3.28
Converted to ZAR Naspers N shares			(10,586,757)	2.63	–	–
Granted			–	–	4,125,380	2.75
Exercised			(298,230)	2.60	(29,760)	2.11
Forfeited			(309,890)	2.26	(263,810)	3.06
Cancelled			(44,610)	3.29	(2,933,100)	5.62
Outstanding at March 31	1,578,462	2.65	2,364,490	2.73	13,752,287	2.63

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

     MIH (BVI) Limited (continued)
	March 31, 2005		March 31, 2004
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	11,030,434	21.59	–	–
Converted to Naspers Class N shares in Rand	–	–	10,586,757	19.66
Granted	856,804	45.86	1,079,527	39.17
Exercised	(1,825,918)	23.64	(546,650)	19.94
Forfeited	(53,192)	15.35	(89,200)	15.16
Outstanding at March 31	10,008,128	23.33	11,030,434	21.59

    The following table summarizes information about the Naspers N ordinary share allotments outstanding at March 31, 2005:

NASPERS N (US$)	Shares outstanding			Shares currently exercisable
Range of exercise price (US$)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at March 31, 2005	Weighted average exercise price (US$)
1.10 – 2.50	687,162	6.77	1.81	119,357	1.94
2.51 – 5.00	884,030	7.52	3.02	11,150	3.02
5.01 – 7.50	–	–	–	–	–
7.51 – 9.97	7,270	5.36	8.65	6,090	8.39
	1,578,462			136,597

NASPERS N (rand)	Shares outstanding			Shares currently exercisable
Range of exercise price (Rand)	Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (rand)	Exercisable at March 31, 2005	Weighted average exercise price (rand)
8.19 – 15.00	1,199,305	6.89	8.19	244,091	8.19
15.01 – 40.00	7,321,374	6.74	21.56	2,004,809	22.41
40.01 – 65.00	1,478,389	9.12	44.03	–	–
65.01 – 75.00	9,060	5.18	74.22	6,040	74.22
	10,008,128			2,254,940

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

Mindport Holdings Limited

On October 14, 1999 Mindport Holdings Limited established the Mindport Holdings Limited Share Scheme (“the MHL Plan”), the Mindport Integrated Business Systems Share Scheme (“the MIBS Plan”) and the Irdeto Access Share Scheme (“the IA Plan”). In terms of the schemes, options of no more than 10% of the total number of issued ordinary shares of Mindport Holdings Limited, indport Integrated Business Systems BV and Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price ( US$)	Shares	Weighted average exercise price (US$)

Activity in terms of the MHL Plan is as follows:
Outstanding at April 1	5,000	9.22	790,194	9.22	1,017,609	9.22
Forfeited	–	–	(24,456)	9.22	(111,910)	9.22
Cancelled	(5,000)	9.22	(760,738)	9.22	(115,505)	9.22
Outstanding at March 31	–	–	5,000	9.22	790,194	9.22

Activity in terms of the MIBS Plan is as follows:
Outstanding at April 1	–	–	103,787	8.90	183,207	9.04
Forfeited	–	–	(8,272)	8.93	(79,420)	9.23
Cancelled	–	–	(95,515)	8.90	–	–
Outstanding at March 31	–	–	–	–	103,787	8.90

Activity in terms of the IA Plan is as follows:
Outstanding at April 1	288,167	9.05	866,140	10.48	595,359	11.50
Granted	516,610	6.70	8,150	11.68	337,918	9.13
Forfeited	(64,803)	9.33	(101,818)	10.50	(67,137)	12.71
Cancelled	–	–	(484,305)	11.35	–	–
Outstanding at March 31	739,974	7.38	288,167	9.05	866,140	10.48

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

Mindport Holdings Limited(continued)

The following table summarizes information about the share allotments outstanding at March 31, 2005:

Weighted average exercise price (US$)			Number outstanding at March 31, 2005			Remaining contractual life (years)
MHL	MIBS	IA	MHL	MIBS	IA	MHL	MIBS	IA

–	–	7.00	–	–	687,654	–	–	8.87
–	–	8.30	–	–	12,670	–	–	4.54
–	–	12.66	–	–	8,626	–	–	6.79
–	–	14.07	–	–	31,024	–	–	5.84
			–	–	739,974
At 31 March 2005 the following shares were exercisable:
Weighted average exercise price (US$)			Shares exercisable at March 31, 2005
MHL	MIBS	IA	MHL	MIBS	IA

–	–	8.30	–	–	12,670
–	–	12.62	–	–	3,036
–	–	14.04	–	–	19,752

M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited

On May 14, 2000 M-Web China (BVI) Limited established the M-Web China (BVI) Limited Share Trust and M-Web Thailand (BVI) Limited established the M-Web Thailand (BVI) Limited Share Trust. In terms of the schemes, options of no more than 15% of the total number of issued ordinary shares of M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited, respectively, may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the options generally vest at the anniversary of each of the first, second, third and fourth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2005 no shares were allotted in terms of these schemes, as they have been terminated on April 29, 2004.

Activity in terms of the M-Web China (BVI) Limited Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at April 1	–	–	–	–	2,018,311	1.00
Forfeited	–	–	–	–	(563,958)	1.00
Cancelled	–	–	–	–	(1,454,353)	1.00
Outstanding at March 31	–	–	–	–	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited (continued)

Activity in terms of the M-Web Thailand (BVI) Limited Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at April 1	–	–	–	–	1,960,541	1.00
Forfeited	–	–	–	–	(440,987)	1.00
Cancelled	–	–	–	–	(1,519,554)	1.00
Outstanding at March 31	–	–	–	–	–	–

MIH QQ (BVI) Limited

On February 23, 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust (“the MIH QQ Plan”), in terms of which it can award options, but for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the MIH QQ Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at April 1	34,500	34.00	32,000	34.00	–	–
Forfeited	8,874	368.41	2,500	34.00	32,000	34.00
Cancelled	(9,250)	34.00	–	–	–	–
Outstanding at March 31	34,124	120.96	34,500	34.00	32,000	34.00

The following table summarizes information about the share allotments outstanding at March 31, 2005:

Shares outstanding			Shares currently exercisable
Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Exercisable at March 31, 2005	Weighted average exercise price (US$)
25,250	7.93	34.00	8,000	34.00
8,874	9.20	368.41	–	–
34,124			8,000

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

Entriq (Mauritius) Limited

On May 6, 2003 Entriq (Mauritius) Limited established the Entriq Share Trust (“the Entriq Plan”), in terms of which it can award options, but for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Entriq Plan is as follows:

	March 31, 2005		March 31, 2004
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)

Outstanding at April 1	104,600	1.30	–	–
Granted	–	–	104,600	1.30
Forfeited	(600)	1.30	–	–
Outstanding at March 11, 2005	104,000	1.30	104,600	1.30
Capitalization split on March 11, 2005	104,000	–
Granted	4,187,200	0.65
Outstanding at March 31	4,395,200	0.65

At March 31, 2005 there were 4 395 200 shares outstanding with a remaining contractual life of 9,9 years with an exercise price of U.S.$0,65 and 104 000 shares were exercisable.

Via Afrika Limited

On November 21, 2003 the group established the Via Afrika Share Trust (“the Via Afrika Plan”) in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Via Afrika Plan is as follows:

	March 31, 2005
	Shares	Weighted average exercise price (rand)
Outstanding at April 1	–	–
Granted	4,012,606	5.00
Forfeited	(40,380)	5.00
Outstanding at March 31	3,972,226	5.00

As at March 31, 2005 there were 3,972,226 shares outstanding with a remaining contractual life of 9.43 years and an exercise price of Rand 5.00. No shares were exercisable as at March 31, 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

United Broadcasting Corporation Public Company Limited (“UBC”)

On December 12, 2000 UBC established the UBC Employee Securities Option Plan (“the UBC plan”), in terms of which it can award options, but for no more than 3.95% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the UBC Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (THB)	Shares	Weighted average exercise price (THB)	Shares	Weighted average exercise price (THB)

Outstanding at April 1	17,103,200	10.00	26,157,000	10.00	28,700,200	10.00
Exercised	(2,172,400)	10.00	(8,554,200)	10.00	(2,136,800)	10.00
Forfeited	(51,800)	10.00	(499,600)	10.00	(406,400)	10.00
Outstanding at March 31	14,879,000	10.00	17,103,200	10.00	26,157,000	10.00

At March 31, 2005 there were 14,879,000 options outstanding and exercisable under the UBC plan with a remaining weighted average contractual life of 5,75 years and an exercise price of 10 baht per share.

Tencent Holdings Limited

On July 27, 2001 Tencent Holdings Limited established a share option scheme (“the Tencent plan”), in terms of which it can award options, but for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant, unless agreed otherwise by the Tencent board of directors. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment.

Activity in terms of the Tencent Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Shares	price (US$)	Shares	price (US$)	Shares	price (US$)

Outstanding at April 1	72,491,650	0.08	62,561,100	0.05	57,678,600	0.05
Granted	–	–	10,464,230	0.23	4,882,500	0.05
Exercised	(24,786,254)	0.05	–	–	–	–
Forfeited	(1,159,888)	0.13	(533,680)	0.05	–	–
Outstanding at March 31	46,545,508	0.09	72,491,650	0.08	62,561,100	0.05

During the year ended March 31, 2005 Tencent also issued Hong Kong dollar share options. At March 31, 2005 a total of 27 065 604 Hong Kong dollar options were outstanding at a weighted average exercise price of HKD4.40.

At March 31, 2005 there are 46,545,508 US dollar options outstanding, with exercise prices between US$0.05 and US$0.44, with remaining contractual lives of between 6.48 and 8.99 years. There were also 27 065 604 Hong Kong dollar options outstanding with exercise prices of between HKD3.67 and HKD5.55 with remaining contractual lives of between 9.46 and 9.98 years. At March 31, 2005 there are 23,530,004 US dollar options exercisable at exercise prices between US$0.05 and US$0.44. No Hong Kong dollar options are exercisable at March 31, 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

Electronic Media Network Limited (“M-Net”)

On June 12, 1991 M-Net established the M-Net Share Trust (“the M-Net plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares in issue. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested shares or options are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 574 726 Naspers Class N ordinary shares during April 2004.

Activity in terms of the M-Net Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)	Shares	Weighted average exercise price (rand)
Outstanding at April 1	5,297,288	0.98	11,802,009	1.19	10,713,888	1.20
Granted	–	–	133,051	1.07	2,944,952	1.01
Exercised	–	–	(6,245,193)	1.38	(1,459,133)	0.85
Forfeited	–	–	(392,579)	1.00	(397,698)	1.27
Outstanding at March 31	5,297,288	0.98	5,297,288	0.98	11,802,009	1.19
Exchanged for Naspers N
ordinary shares	(5,297,288)	0.98
Naspers N ordinary shares received	574,726	8.39
Granted	40,000	64.20
Exercised	(119,367)	6.96
Forfeited	(6,554)	8.64
Outstanding at March 31	488,805	13.30

The following table summarizes information about the share allotments outstanding at March 31, 2005:

			Shares outstanding			Shares currently exercisable
Range of exercise price (Rand)			Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)
4.00	–	8.50	94,473	4.50	6.30	68,528	5.90
8.51	–	13.50	324,406	7.74	8.74	11,001	9.52
13.51	–	30.50	29,926	2.26	16.84	29,910	16.84
30.51	–	64.50	40,000	9.67	64.20	–	–
			488,805			109,439

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

42.	EQUITY COMPENSATION BENEFITS (continued)

             SuperSport International Holdings Limited (“SuperSport”)

On June 12, 1991 SuperSport established the SuperSport Share Trust (“the SuperSport plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares in issue. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested shares or options are subject to cancellation upon expiration or termination of employment.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of SuperSport, including the SuperSport Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 525 228 Naspers Class N ordinary shares during April 2004.

Activity in terms of the SuperSport Plan is as follows:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	5,297,288	4.55	11,802,009	3.81	10,713,888	3.55
Granted	–	–	133,051	5.53	2,944,952	5.22
Exercised	–	–	(6,245,193)	3.17	(1,459,133)	3.27
Forfeited	–	–	(392,579)	4.62	(397,698)	3.75
Outstanding at April 1	5,297,288	4.55	5,297,288	4.55	11,802,009	3.81
Exchanged for Naspers N
ordinary shares April 1, 2004	(5,297,288)	4.55
Naspers N ordinary shares received	525,228	42.75
Naspers N ordinary shares received from distribution	217,098	–
Exercised	(154,051)	22.83
Forfeited	(8,946)	31.69
Outstanding at March 31	579,329	32.20

The following table summarizes information about the share allotments outstanding at March 31, 2005:

			Shares outstanding			Shares currently exercisable
Range of exercise price (Rand)			Number outstanding at March 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2005	Weighted average exercise price (Rand)

0.00	–	10.00	168,963	6.56	–	45,152	–
10.01	–	25.00	3,832	3.93	24.51	3,832	24.51
25.01	–	40.00	92,012	3.52	32.27	82,448	31.87
40.01	–	55.00	311,513	7.68	49.47	10,765	50.21
55.01	–	60.00	3,009	4.95	58.66	3,009	58.66
			579,329			145,206

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group’s consolidated annual financial statements are prepared in accordance with statements of Generally Accepted Accounting Practice in South Africa (“SA GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated annual financial statements, as well as additional disclosures required by US GAAP. The principle differences between SA GAAP and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net profit/(loss) for each of the three years ended March 31, 2005, 2004 and 2003 and total shareholders' equity as at the years ended March 31, 2005 and 2004.

During the financial year ended March 31, 2005, the group changed its accounting policy for deferred taxes related to unutilized Secondary tax on companies (“STC”) credits under SA GAAP. This change required retrospective restatement which adjusted the previously reported net profit and shareholders’ equity balances under SA GAAP (see statement of changes in shareholders’ equity). Corresponding adjustments to the US GAAP reconciliation were made, as this change in accounting policy did not impact the net profit or shareholders’ equity under US GAAP.

For the convenience of understanding these adjustments, a consolidated income statement and consolidated balance sheet prepared in accordance with US GAAP have been presented on pages F-107 and F-108.

	March 31
	2005 R'000	2004 R'000	2003 R'000

Net profit under SA GAAP	2,600,105	375,169	338,337

US GAAP adjustments:

(a) Business combinations	(14,858)	–	–
(i) Date of acquisition	–	–	–
(ii) Value of purchase consideration	(14,858)	–	–
(iii) Exchange of non-monetary assets	–	–	–
(c) Reinstatement of other intangible assets written off to reserves	(33,685)	(95,576)	(159,913)
(d) Impairment of goodwill	–	–	(122,920)
(e) Impairment of other intangible assets	–	–	(50,136)
(f) Purchase of minority interests (successive acquisition), net	(105,084)	135,751	16,438
(g) Share based compensation	(155,320)	(129,841)	(14,959)
(h) Provision for teach out costs	(16,337)	(10,271)	(21,386)
(i) Write-back of asset impairment	1,284	17,696	1,284
(j) Amortization of goodwill and other intangible assets with indefinite lives	1,817	156,210	172,523
(k) Adjustment to dilution gains/(losses)	–	–	122
(l) Unrealized gains and losses on marketable securities	–	–	7,613
(m) Derivative financial instruments	–	47,020	(794,138)
(n) Post-retirement employe benefits	(11,934)	(14,636)	(27,329)
(o) Capitalized borrowing cost	10,815	3,963	3,344
(p) Software and website development costs	(70)	(2,728)	(5,856)
(q) Proportionate consolidation	–	–	(502)
(r) Operating lease charges	(7,164)	–	–
(s) Onerous contracts	27,016	–	–
(t) Discontinued operations	–	–	(74,610)
(u) Consolidation of entities under FIN 46R	(6,983)	–	–
Effect of adjustments on taxation	(8,467)	11,822	181,882
Effect of adjustments on minority interests	4,819	718	188,666
Profit/ (loss) under US GAAP before change
in accounting principle	2,285,954	495,297	(361,540)
Cumulative effect of change in accounting principle	–	–	(531,520)
Net profit/(loss) under US GAAP	2,285,954	495,297	(893,060)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	March 31
	2005 R’000	2004 R’000

Total shareholders’ equity under SA GAAP	6,629,921	3,230,629

US GAAP adjustments:

(a) Business combinations	(311,210)	(318,851)
(i) Date of acquisition	218,935	196,436
(ii) Value of purchase consideration	(27,600)	(12,742)
(iii) Exchange of non-monetary assets	(502,545)	502,545
(b) Reinstatement of goodwill written off to reserves	2,142,337	2,142,337
(c) Reinstatement of other intangible assets written off to reserves	320,229	360,143
(d) Impairment of goodwill	(1,524,205)	(1,526,114)
(e) Impairment of other intangible assets	(466,858)	(466,858)
(f) Purchase of minority interests (successive acquisition), net	(402,095)	(313,097)
(g) Share based compensation	(328,572	(183,900)
(h) Provision for teach out-costs	4,267	20,604
(i) Write-back of asset impairment	3,633	2,349
(j) Amortization of goodwill and other intangible assets with indefinite lives	343,926	357,456
(k) Adjustment to dilution (losses)/gains	(268,852)	(268,286)
(n) Post-retirement employee benefits	(45,899)	(33,965)
(o) Capitalized borrowing cost	18,121	7,306
(p) Software and website development costs	(1,139)	(1,069
(q) Proportionate consolidation	46,397	48,481
(r) Operating lease charges	(5,088)	-
(s) Onerous contracts	22,555	-
(u) Consolidation of entities under FIN 46R	(39,329)	-
Effect of adjustments on taxation	308,193	316,411
Effect of adjustments on minority interests	(171,832)	(184,709)
Total shareholders’ equity under US GAAP	6,274,500	3,188,867

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Business combinations

Under both SA GAAP and US GAAP, the acquisitions of the group have been accounted for under the purchase method. Both SA GAAP and US GAAP require the purchase consideration to be allocated to the identifiable net assets acquired at their fair value at the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recorded as goodwill. Certain differences between SA GAAP and US GAAP in the application of the purchase method of accounting for business combinations arise as set out below:

(i)   Date of acquisition

Under SA GAAP, prior to the implementation of AC131 “Business Combinations”, the date on which earnings of an acquired entity were included in the group’s consolidated results of operations could be based on an effective date identified in the acquisition agreement when management control is ceded. Under US GAAP, when regulatory approval or other substantive conditions precedent exist, the consummation of the acquisition is not considered effective until such conditions are satisfied and irrevocable control of the company is obtained or consideration is exchanged. This adjustment includes the effect of reversing the results of operations and impact on shareholders’ equity for the period for which the acquired entities would not have been consolidated under US GAAP. The impact on goodwill and other intangible assets as a result of the different dates of acquisition under US GAAP, net of accumulated amortization, are included separately in notes (b) and (c) below.

In March 2004, the group completed the purchase of an additional effective 7,4% interest in Electronic Media Network Limited (“M-Net”) and SuperSport International Holdings Limited (“SuperSport”). For SA GAAP purposes, the purchase was deemed complete on the date the last condition precedent relating to the schemes of arrangement was satisfied which occurred on March 24, 2004. The initial offer made by the group included a purchase option to Johnnic Communications Limited (“Johncom”), which was exercised in April 2004. Under SA GAAP, the value of the Naspers Class N ordinary shares (“the shares”) that was issued as consideration in April 2004, was measured using the market value on the effective date of the transaction.

Under US GAAP, an acquisition is generally recorded on the date consideration is exchanged or possibly at an earlier date provided effective control has passed. As the exchange for Naspers Class N ordinary shares for shares in M-Net and SuperSport had not occurred at March 31, 2004, the transaction was recognized as of the settlement date, April 13, 2004, for US GAAP purposes. The results of operations related to the additional interest for M-Net and SuperSport were included in the consolidated results of the company from this date. As the date the acquisition was recorded was subsequent to year end, the purchase price was separately determined under US GAAP which resulted in additional differences between US and SA GAAP in 2005.

The purchase price of the acquisition, under US GAAP, excluding shares to be sold to Johncom,of Rand 538.8 million was based on the value of the shares issued with other adjustments related to the costs of the acquisition and exceeded the purchase price under SA GAAP by Rand 35.6 million. Under US GAAP, the value of the 17,532,061 shares was measured using the average market value of the shares a few days before and after the date on which consideration was fixed. In addition, the cost of the acquisition included the cost of acquiring the outstanding share options of M-Net and SuperSport.

Finally, the group had a written commitment to sell to Johncom a portion of the shares re-purchased as a result of this transaction. Under US GAAP, this is considered a contingent option based on the price of the shares repurchased upon consummation of the transaction. The exercise of this option resulted in a reduction of the purchase price of the acquisition. Under SA GAAP, the value of the proceeds from the commitment to sell M-Net and SuperSport shares was less than the acquisition price of those shares. Therefore, the group recorded a unrealized loss as part of shareholders’ equity related to these marketable securities as of March 31, 2004. This loss was recorded when the shares were sold in April 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)  Business combinations (continued)

The following table reflects the reconciliation of the total consideration for M-Net and SuperSport, the allocation of the excess of purchase consideration over the net assets acquired accounted for under US GAAP and the US GAAP purchase accounting adjustments:

R'000

Market value of shares issued	798,270
Fair value of options issued	6,039
Cash paid	61,708
Direct acquisition costs	1,912
Option granted to Johncom	(329,097)
Total consideration	538,832
Net assets acquired	1,351
Excess of purchase consideration over the net assets acquired	537,481

US GAAP purchase accounting adjustments:

Brand names	12,638
Goodwill	524,843
Excess of purchase consideration over the net assets acquired	537,481

Direct acquisition costs of Rand 1,9 million, which have been capitalized to the purchase price, consisted of professional and legal fees.

The amortization periods of assets assigned from the excess of purchase consideration under US GAAP are:

Brand names             not amortized
Goodwill                    not amortized

All of the goodwill, none of which is deductible for tax purposes, will be recorded in the pay television segment.

The unaudited pro forma consolidated information has been prepared by applying pro forma adjustments to the historical consolidated financial information of Naspers in conformity with SA GAAP and US GAAP. The pro forma consolidated income statements have been adjusted to reflect the acquisition of the M-Net and SuperSport as at April 1, 2003. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which would have resulted had the acquisitions taken place on April 1, 2003. No pro forma information has been presented for the year ended March 31, 2005, as the pro forma impact of the acquisition on the income statement for twelve days was immaterial.

The unaudited pro forma consolidated financial information at April 13, 2004 illustrates the effects of:

•  the issuance of 17,532,061 Naspers N ordinary shares to acquire the additional effective 7.4% stake in M-Net and  SuperSport.
•  adopting FIN 46R under US GAAP as of April 1, 2003

Selected unaudited pro forma income statement information under SA GAAP is presented below:

Pro forma
March 31, 2004
R'000

Revenue	12,845,365
Profit before exceptional items	632,068
Net profit attributable to shareholders	372,846

Profit per N ordinary share (cent) - basic	136
- diluted	132

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Business combinations (continued)

Selected unaudited pro forma income statement information under US GAAP is presented below:

Pro forma
March 31, 2004
R'000

Revenue	12,118,829
Profit before exceptional items	928,947
Net profit attributable to shareholders	500,598

Profit per N ordinary share (cent) - basic	183
- diluted	178

(ii)  Value of purchase consideration

Under SA GAAP, the value of the OpenTV shares, issued as consideration for the Spyglass acquisition in fiscal year 2001 and the value of the additional 18.59% interest Naspers acquired in M-Web Holdings Limited in fiscal year 2002, in exchange for Naspers Class N ordinary shares, were measured using the market value of the respective shares on the consummation dates of the transactions. Under US GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of OpenTV options issued to replace Spyglass options is recorded as part of the purchase consideration, based on the fair value of the options outstanding at the acquisition date. As a result, the value of the purchase consideration and the related dilution gain (refer to (k) below) under US GAAP was Rand 8.0 billion higher than under SA GAAP for the Spyglass acquisition. The value of the purchase consideration was Rand 15.6 million lower for the M-Web transaction than that recorded under SA GAAP. The difference in the value of the purchase consideration was allocated to goodwill under US GAAP and was being amortized over five years prior to the adoption of FAS 142 on April 1, 2002. Under US GAAP, the group recorded, for the 2005 financial year, a larger loss compared to SA GAAP on the sale of shares to Johncom based on the difference in dates used to value the purchase consideration.

(iii)  Exchange of non-monetary assets

In March 2000, the group completed the second phase of a marketable securities swap based on a previously agreed exchange ratio with a third-party to exchange shares the group held in M-Cell Limited for shares in MIH Holdings Limited and M-Web Holdings Limited. Under SA GAAP, the gain recorded and cost of investments acquired were based on the value of the shares received. Under US GAAP, the gain recorded and cost of the investments acquired were based on the market value of the shares surrendered on the dates that the exchanges were consummated. This adjustment decreases the goodwill recognized under SA GAAP and subsequently written off to reserves by Rand 502.5 million which has been reinstated under US GAAP (refer to note (b)).

(b)  Reinstatement of goodwill written off to reserves

Under SA GAAP, prior to the implementation of AC131 “Business combinations”, goodwill recorded on acquisitions prior to April 1, 2000 was written off against retained earnings in the year of acquisition. For purposes of US GAAP prior to the adoption of FAS 142, “Goodwill and other intangible assets”, all goodwill written off against retained earnings under SA GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight-line method over its estimated useful life of three to five years. This adjustment to goodwill also reverses the amortization charge of goodwill recorded under SA GAAP relating to the post July 1, 2001 acquisition of Static of Rand 48.8 million (before minority interest of Rand 40.8 million) and the goodwill related to the acquisition of an additional interest in M-Web of Rand 7.8 million (before minority interest of Rand 4.5 million). Upon adoption of FAS 142 on April 1, 2002, the group no longer amortizes goodwill and tests goodwill, by reporting unit, annually for impairment. As of April 1, 2004, the group adopted AC129 (revised), “Intangible Assets” and discontinued the amortization of goodwill which is consistent with the accounting treatment under US GAAP.

(c)  Reinstatement of other intangible assets written off to reserves

Under SA GAAP, prior to the implementation of AC129 “Intangible assets”, patents, trademarks, title rights and similar other intangible assets acquired before April 1, 2000 were written off against retained earnings in the year of acquisition. Under US GAAP, all other intangible assets written off against retained earnings have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. Upon adoption of FAS 142 on April 1, 2002, none of the reinstated other intangible assets previously written off against retained earnings were determined to have an indefinite life and therefore all other intangible assets will continue to be amortized over their remaining estimated useful lives. This adjustment represents the capitalization of intangible assets, other than goodwill, written off against retained earnings prior to April 1, 2000, net of accumulated amortization to that date, and the additional amortization charge of Rand 33.7 million (2004: Rand 95.6 million, 2003: Rand 159.9 million). As of April 1, 2004, the group adopted AC129 (revised), “Intangible Assets” and discontinued the amortization of intangible assets with indefinite lives which is consistent with the accounting treatment under US GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)	Impairment of goodwill

As at September 30, 2002, the group performed the transitional impairment test required under FAS 142 and compared the carrying value of each reporting unit to its fair value, which was based on discounted cash flows or market values for listed companies, to determine whether there was an impairment. The impairment was then calculated based on an allocation of the fair value of the reporting unit and the implied value of goodwill based on that allocation. Upon completion of the transitional test, the group recorded an initial goodwill impairment of Rand 531.5 million related to mainly goodwill in the group’s internet operating segment and recorded this as a cumulative effect of change in accounting principle. The group also completed the annual impairment test required under FAS 142 as at December 31, 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value and determination of the implied value of goodwill. A goodwill impairment charge of Rand 122.9 million was recorded mainly related to goodwill in the group’s internet segment.

(e)	Impairment of other intangible assets

Under both SA GAAP and US GAAP, the carrying value of other intangible assets is reviewed whenever changes in circumstances indicate that the historical carrying value may not be appropriate. Intangible assets that were written off against retained earnings prior to April 1, 2000 under SA GAAP were reinstated as assets under US GAAP. For certain of the reinstated intangible assets in the group’s private education segment, the carrying value as at March 31, 2003 and March 31, 2001 exceeded the estimated future cash flows expected to result from these assets and therefore an impairment charge of Rand 50.1 million (less minority interest of Rand nil) and Rand 416.7 million (less minority interest of Rand 268.2 million) is included in fiscal years 2003 and 2001, respectively, to adjust the carrying value of these assets to their fair value.

(f)	Purchase of minority interests (successive acquisition), net

As discussed in note 3 to the consolidated annual financial statements, in December 2002 Naspers issued a total of 137,066,606 Class N ordinary shares to acquire the remaining minority interests in MIH Limited and MIH Holdings Limited that it did not already own. As the purchase of the minority interest was an increase in the existing ownership, the results of the operations of MIH Limited and MIH Holdings Limited were already included within the consolidated income statement. The minority interest from April 1, 2002 to December 31, 2002 was Rand 43.6 million.

The following tables reflect the reconciliation of the total consideration for MIH Limited and MIH Holdings Limited, the allocation of the excess of purchase consideration over the net assets acquired accounted for under US GAAP and the US GAAP purchase accounting adjustments:

R'000

Market value of shares issued	2,399,851
Fair value of options issued	2,437
Direct acquisition costs	52,312
Total consideration	2,454,600
Net assets acquired	906,562
Excess of purchase consideration over the net assets acquired	1,548,038

US GAAP purchase accounting adjustments:

Transmission equipment - leased	122,313
Subscriber base	518,493
Brand names	276,395
Capitalized finance leases	(122,313)
Goodwill	570,780
Investment in joint ventures	378,203
Deferred taxation on adjustments	(195,833)
Excess of purchase consideration over the net assets acquired	1,548,038

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Purchase of minority interests (successive acquisition), net (continued)

Direct acquisition costs of Rand 52 million, which have been capitalized to the purchase price, consisted of professional and legal fees.

The amortization periods of assets assigned from the excess of purchase consideration under US GAAP are:

Transmission equipment - leased	over the remaining lease period
Subscriber base	8 years
Patents and technology	5 years
Brand names	not amortized
Goodwill	not amortized

The impact of these adjustments on the reconciliation of net profit and shareholders' equity, including impact of translation difference, between SA GAAP and US GAAP for the purchase of minority interests (successive acquisition) are as follows:

	March 31, 2005	March 31, 2004	March 31, 2003
	R'000	R'000	R'000
Difference between net profit under SA GAAP and US GAAP
Amortization:	90,679	131,249	15,220
(aa) - Goodwill	126,172	156,328	21,489
(bb) - Brand name	–	20,379	4,744
(cc) - Patents and technology	15,362	17,549	5,039
(dd) - Subscriber base	(50,855)	(63,007)	(16,052)
(ee) Effect of adjustments on equity accounted results	(10,680)	(11,967)	(3,272)
Finance costs	(10,043)	–	–
Dilution gain	19,996	–	–
Effect of adjustments on deferred taxation	(195,036)	16,469	4,490
Total difference between net profit under SA GAAP and US GAAP
related to acquisition of minority interests	(105,084)	135,751	16,438

		March 31, 2005	March 31, 2004
		R'000	R'000
Effect on shareholders' equity between SA GAAP and US GAAP
(aa) Goodwill		(444,082)	(601,633)
(bb) Brand names		(136,752)	(75,005)
(cc) Patents and technology		(42,224)	(58,490)
(dd) Subscriber base		243,411	319,014
(ee) Effect of adjustments on equity accounted investments		39,097	182,160
Effect of adjustments on deferred taxation		(61,545)	(79,143)
Total difference of cumulative effect on shareholders' equity between SA GAAP
and US GAAP related to acquisition of minority interests		(402,095)	(313,097)

Due to the group’s change in accounting policy for joint ventures in the period ended March 31, 2004, differences in purchase accounting between SA GAAP and US GAAP for entities which are now proportionally consolidated under SA GAAP are presented in the line items they relate to, instead of grouped as part of adjustments on equity accounted investments, as previously presented. Certain conforming reclassifications in the equity reconciliation as of March 31, 2004 have been made in the current year. Similarly, effective April 1, 2004, certain joint ventures, including mainly M-Net and SuperSport, have been consolidated under US GAAP in accordance with FIN 46R “Consolidation of Variable Interest Entities” and the related adjustments to these joint ventures have been included in the specific lines items to which they relate and have been removed from the line item entitled “Effect of adjustments on equity accounted results.” See note (ee).

Additionally, during the 2005 financial year, the group acquired an additional interest in Multichoice Hellas SA from minority interest holders. Under SA GAAP this transaction was treated as a transaction with minority interest holders and the difference between the purchase price and net assets acquired was allocated to goodwill. Under US GAAP, this transaction was treated as a business combination and the difference allocated to fair value of assets and liabilities acquired. The difference in treatment resulted in a net additional amortization expense in the 2005 financial year of Rand 3.3 million under US GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)  Purchase of minority interests (successive acquisition), net (continued)

(aa)  Goodwill

Under SA GAAP the total purchase consideration in a business combination includes the market value of shares issued determined on the date the shares are exchanged, effective in this transaction as at December 20, 2002, as well as direct acquisition costs related to the purchase. Under US GAAP the total purchase consideration includes the average market value of shares issued and the average market value of options issued to replace employee options acquired determined a few days before and after the acquisition is announced, determined to be September 26, 2002, as well as direct acquisition costs. Since goodwill is composed of the remainder of the excess purchase price not allocated to the fair values of other identified tangible and intangible assets and liabilities, the goodwill under US GAAP and SA GAAP differs initially by Rand 1,276.3 million based on the determination of differences in purchase consideration as well as due to differences in the net book values of minority interests acquired recorded under SA GAAP and US GAAP. Prior to April 1, 2004, under SA GAAP goodwill was amortized over its estimated useful life not exceeding 20 years. As of April 1, 2004, the group adopted AC129 (revised) “Intangible Assets” and no longer amortizes goodwill which is consistent with the accounting treatment under US GAAP. The adjustment to goodwill and related deferred taxation relates to the recognition of deferred tax assets at Netmed NV during the 2005 financial year. For US GAAP income statement presentation purposes, this transaction would be included solely within the taxation line, whereas under SA GAAP it is included in goodwill amortization and taxation.

(bb) Brand names

The value of brand names acquired has been calculated similarly between SA GAAP and US GAAP, however, prior to April 1, 2004, under SA GAAP intangible assets were amortized over their estimated useful lives not exceeding 20 years. As of April 1, 2004, the group adopted AC129 (revised) “Intangible Assets” and no longer amortizes intangible assets determined to have indefinite lives which is consistent with the accounting treatment under US GAAP.

(cc) Patents and technology

The value of patents and technology acquired has been calculated similarly between SA GAAP and US GAAP, however the underlying book values in the entities in which these assets are generated and the allocation of excess purchase price differ between SA GAAP and US GAAP and therefore the value under US GAAP is less by Rand 106 million at the date of acquisition.

(dd) Subscriber base

Under US GAAP the subscriber bases acquired in the successive acquisition have been considered to be non-contractual customer relationships since the average contract period for subscribers is approximately one to three months. However, based on historical evidence the group expects the economic useful lives of these subscribers to be approximately eight years. Under SA GAAP, prior to April 1, 2004, other intangible assets can only be separately recorded if, among other conditions, the group is able to control the asset. Since the period of control over the subscriber is limited, the group has determined that the value of subscriber bases acquired cannot be separately recorded apart from goodwill.

(ee) Effect of adjustments on equity accounted investments

The allocation of the excess purchase consideration related to the successive acquisition was also undertaken for the group’s investments in associates and joint ventures. This excess was allocated based on the differences between the assessed fair value of assets and liabilities acquired and the underlying net book value accounted for under US GAAP. This difference was allocated to the respective assets and is amortized over the estimated useful lives of the underlying assets in those entities, if applicable.

(g)  Share based compensation

Under SA GAAP, the group does not recognize compensation expense for employee share option and share purchase plans. For US GAAP purposes, the group accounts for its share options granted to employees under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (“APB 25”), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (“FAS 123”). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at the grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. For the year ended March 31, 2005 the group recorded a compensation charge relating to options issued to employees of Rand 155.3 million (2004: Rand 129.8 million, 2003: Rand 11.4 million) before minority interest of Rand 0.5 million (2004: Rand nil, 2003: Rand 3.3 million). For the year ended March 31, 2005, the group recorded a compensation charge of share options issued to non-employees of Rand 0.2 million (2004: Rand 0.2 million, 2003: Rand 3.6 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Share- based compensation (continued)

As permitted by FAS 123, for purposes of US GAAP, the group applies APB25 and related interpretations in accounting for its option plans. Had compensation costs for the group’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the group’s net profit/(loss) and net profit/(loss) per share under US GAAP would have decreased/(increased) to the pro forma amounts indicated below:

	2005	2004	2003
	(Rand thousands except per share data)

Profit/ (loss) before change in accounting principle
as reported under US GAAP	2,285,954	495,297	(361,540)
Add: Share based compensation expense included in reported profit/(loss) before change in accounting principle under US GAAP	155,320	129,841	14,959
Deduct: Total share based compensation expense deteremined under fair value method determined under fair value method	(168,524)	(44,176)	(4,840)
Profit/ (loss) before change in accounting principle
pro forma under US GAAP	2,272,750	580,962	(351,421)

Profit/ (loss) before change in accounting principal
per N ordinary share (cents)
- Basic - as reported	826	192	(205)
- Basic - pro forma	821	225	(199)
- Diluted - as reported	777	187	(205)
- Diluted - pro forma	772	219	(199)

Net profit/ (loss) as reported under US GAAP	2,285,954	495,297	(893,060)
Add: Share based compensation expense included
in reported net profit/ (loss) under US GAAP	155,320	129,841	14,959
Deduct: Total share based compensation expense
deteremined under fair value method	(168,524)	(44,176)	(4,840)
Net profit/ (loss) pro forma under US GAAP	2,272,750	580,962	(882,941)

Net profit/ (loss) per N ordinary share (cents)
- Basic - as reported	826	192	(506)
- Basic - pro forma	821	225	(500)
- Diluted - as reported	777	187	(506)
- Diluted - pro forma	772	219	(500)

The weighted average fair value of the options granted under the Naspers plan during 2005, 2004 and 2003 was Rand 22.46, Rand 16.03 and Rand 12.93 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	8.9%	9.8%	11.0%
Expected dividend yield	1.2%	0.6%	0.9%
Expected stock price volatility	42.6%	61.5%	67.7%
Expected terms	5	4	6

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)  Share- based compensation (continued)

The weighted average fair value of the options granted under the Media24 plan during 2005, 2004 and 2003 was Rand 4.40, Rand 5.87 and Rand 5.42 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	8.8%	9.8%	11.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	26.8%	94.3%	103.5%
Expected terms	4	4	5

The weighted average fair value of the options granted under the Educor plan during 2004 and 2003 was Rand 0.77 and Rand 0.50. During 2005 no options were granted under the Educor Plan, as it will be terminated in the future. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2004	2003

Risk-free interest rate	9.8%	11.0%
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	52.8%	43.9%
Expected terms	4	5

The weighted average fair value of the options granted under the Paarl Media plan during 2005, 2004 and 2003 was Rand 8.53, Rand 5.02 and Rand 4.86. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	8.0%	9.8%	11.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	26.8%	94.3%	103.5%
Expected terms	4	4	5

The weighted average fair value of the options granted under the MIH Holdings Limited plan during 2005, 2004 and 2003 was Rand 21.08, Rand 22.55 and Rand 14.03 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	10.0%	9.8%	11.0%
Expected dividend yield	1.2%	0.6%	0.9%
Expected stock price volatility	45.7%	61.5%	68.0%
Expected terms	6	4	5

The weighted average fair value of the options granted under the MIH (BVI) Limited ADS plan during 2004 was US$15.57. During 2005 no options were granted under the MIH (BVI) Limited ADS Plan, as it will be terminated in the future. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

2004

Risk-free interest rate	2.7%
Expected dividend yield	0.6%
Expected stock price volatility	61.5%
Expected terms	4

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Share based compensation (continued)

The weighted average fair value of the options granted under the MIH (BVI) Limited plan during 2005, 2004 and 2003 was Rand 19.70, Rand 22.13 and Rand 15.32 respectively. The fair values were calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	9.7%	9.8%	3.5%
Expected dividend yield	1.2%	0.6%	0.9%
Expected stock price volatility	38.9%	61.5%	67.6%
Expected terms	5	4	5

The weighted average fair value of the options granted under the MIH QQ plan during 2005, 2004 and 2003 was US$36.95, US$22.21 and US$27.35 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	2.6%	2.6%	3.5%
Expected dividend yield	0.0%	0.6%	0.0%
Expected stock price volatility	65.0%	104.0%	110.0%
Expected terms	3	4	5

The weighted average fair value of the options granted under the Irdeto plan during 2005, 2004 and 2003 was US$3.81, US$5.95 and US$7.35 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	3.8%	3.2%	7.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	67.6%	61.5%	75.0%
Expected terms	5	4	6

The weighted average fair value of the options granted under the Entriq plan during 2005 and 2004 was US$0.26 and US$0.60. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004

Risk-free interest rate	4.0%	2.9%
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	50.0%	62.0%
Expected terms	4	4

The weighted average fair value of the options granted under the Via Afrika plan during 2005 was Rand 2.16. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

2005

Risk-free interest rate	8.9%
Expected dividend yield	0.0%
Expected stock price volatility	28.2%
Expected terms	5

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Share based compensation (continued)

The weighted average fair value of the options granted under the Tencent plan during 2005, 2004 and 2003 was US$0.21, US$0.34 and US$0.04 respectively. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	2.5%	2.5%	2.5%
Expected dividend yield	0.6%	0.6%	0.6%
Expected stock price volatility	58.0%	108.0%	0.0%
Expected terms	4	4	4

The weighted average fair value of the options granted under the M-Net/SuperSport plan during 2005, 2004 and 2003 was Rand 33.38, Rand 2.15 and Rand 4.85 for M-Net/SuperSport, respectively. The fair values were calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	8.3%	10.4%	11.0%
Expected dividend yield	0.7%	5.2%	0.0%
Expected stock price volatility	44.7%	39.4%	67.0%
Expected terms	6	5	5

The weighted average fair value of the options granted under the Sportscn plan during 2005 was RMB0.60. The fair value was calculated using the Black-Scholes option pricing method using the following weighted average assumptions:

2005

Risk-free interest rate	2.2%
Expected dividend yield	0.0%
Expected stock price volatility	100.0%
Expected terms	4

(h)  Provision for teach-out costs

As discussed in note 28 to the consolidated annual financial statements, the group approved a formal plan to terminate the operations of Lyceum College in September 2001. Due to the contractual obligations with the students that existed prior to the approval date, the group implemented a teach-out program that will allow the currently enrolled students to complete the courses. All outstanding courses under the teach-out program are expected to be completed by March 31, 2006. Under SA GAAP, a provision was established for all costs related to providing services under the existing contracts during the teach-out period. Under US GAAP, costs that will result in future benefit after the commitment date of an activity that will not continue are required to be expensed in the period they are incurred. This adjustment represents a reversal of the portion of the provision that is not eligible for accrual at March 31, 2005 and 2004 and to expense the cost as incurred under US GAAP thereafter.

(i)  Write-back of asset impairment

During the year ended March 31, 2004, the group eliminated a provision created under US GAAP maintained for assets that have been previously disposed of.

During the year ended March 31, 2002, the group reversed impairments of long-term assets under SA GAAP. Under US GAAP, impairment write-downs cannot be subsequently written back up to their historical carrying amounts. This adjustment eliminates the impairment reversal as recorded under SA GAAP and reverses subsequent depreciation recorded under SA GAAP on the higher asset balance.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j)  Amortization of goodwill and other intangible assets with indefinite lives

AC140 “Business Combinations” and AC129 revised “Intangible Assets” were prospectively adopted by the group on April 1, 2004. Under the previous SA GAAP statements of AC131 and AC129, goodwill and intangible assets were amortized using the straight-line method over their estimated useful lives. Following the prospective adoption of FAS 142 on April 1, 2002, goodwill and other intangible assets with indefinite useful lives were no longer amortized under US GAAP, but reviewed annually for impairment. The new statements are similar under SA GAAP and US GAAP however the difference in the prospective adoption dates will give rise to a continuing equity difference between SA GAAP and US GAAP.

(k)  Adjustment to dilution (losses)/gain

During the years ended March 31, 2002 and 2001, certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the group’s ownership in these entities. The most significant of these transactions was the acquisition of Spyglass (refer to (a)(ii)) in the year ended March 31, 2001 and Static in the year ended March 31, 2002. Under SA GAAP, the group has recorded dilution (losses)/gains resulting from these transactions as the value received for the subsidiaries’ shares issued were (less than)/greater than the group’s carrying value prior to the transactions. Generally, the calculation of, and accounting for, dilution losses and gains is similar under US GAAP as it is under SA GAAP. However, the calculation of the dilution loss or gain under US GAAP is determined using the carrying value of the subsidiaries’ net assets based on US GAAP and the fair value of purchase consideration, as determined under US GAAP, either of which may differ with SA GAAP.

(l)  Unrealized gains and losses on marketable securities

Prior to April 1, 2003, under SA GAAP the group recorded unrealized gains and losses on marketable debt and equity securities in the income statement. Under US GAAP, FAS 115, “Accounting for Certain Investments in Debt and Equity Securities” requires that unrealized gains and losses be recorded within shareholders’ equity as a component of Other Comprehensive Income until they are realized. As at March 31, 2003, the group recorded unrealized profits on its marketable equity securities in the income statement which has been reversed to “Other Comprehensive Income” under US GAAP.

(m)  Derivative financial instruments

Under SA GAAP, the group adopted AC133 "Financial instruments: Recognition and Measurement", as of April 1, 2003. For US GAAP purposes, FAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138, was adopted by the group as at April 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. The adoption of AC133 in regards to financial instruments results in the inclusion of all derivatives, including embedded derivatives, on the balance sheet with an offsetting entry to equity upon adoption. Under US GAAP, the impact of the embedded derivatives was recorded as an adjustment to net profit for the year ended March 31, 2004.

(n)  Post-retirement employee benefits

The group maintains a number of post-retirement medical benefit plans. Under the plans, active plan participants and retirees contribute to the medical benefit plan based upon average per capita costs of coverage for the entire plan group. This practice provides an additional post-retirement benefit to the extent that retirees are contributing less than the actual costs they incur for healthcare. The contribution policy changed for active employees effective July 1, 2004. All active employees now pay the total cost of their premium. This change in contribution structure for active employees resulted in a negative prior service credit of Rand 52.2 million. Under US GAAP, the benefit obligation has been calculated as the portion of the future cost of retiree healthcare benefits not recovered through retiree contributions (i.e. excluding the effective cross-subsidy provided by active plan participants’ contributions). Under SA GAAP, the post-retirement benefits other than pensions obligation is calculated based upon the obligations and contributions of active and retiree plan members combined (i.e. inclusive of the cross-subsidy).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)    Post-retirement employee benefits (continued)

	March 31
	2005	2004
	R'000	R'000
Change in benefit obligation
Benefit obligation at April 1	153,710	261,230
Service cost	1,316	6,363
Interest cost	13,506	28,352
Policy change	(52,221)	–
Actuarial gain	(3,533)	(42,170)
Settlement gain	(4,220)	(92,882)
Benefits paid	(7,284)	(7,183)
Benefit obligation at March 31	101,274	153,710

The assumptions used to determine the benefit obligation as at, and the net healthcare costs for the year ended March 31, 2005 are listed below:

Benefit obligation
Rate of future healthcare inflation per annum (a)	7.0%	7.5%
Discount rate per annum	8.5%	9.0%
Average retirement age	60	60
Continuation at retirement	100%	100%

Net Healthcare Cost

Rate of future healthcare inflation per annum (a)	7.5%	9.5%
Discount rate per annum	9.0%	11.0%

Period
(a) In regards to the future healthcare inflation assumption, the initial trend and ultimate trend are the same.

The expected employer benefit payments for the next five years and cumulatively thereafter following March 31, 2005 is presented below:

Period	R'000
Year ending March 31, 2006	5,749
Year ending March 31, 2007	6,181
Year ending March 31, 2008	6,644
Year ending March 31, 2009	7,142
Year ending March 31, 2010	7,678
April 1, 2010 to March 31, 2015	47,942

The post-retirement medical benefit plans are unfunded. The group’s best estimate of expected contributions for the next year equals the expected benefit payment of Rand 5.7 million.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)    Post-retirement employee benefits (continued)

Net periodic post-employment cost under US GAAP includes the following components:

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Net period post-retirement benefit cost charged to operating profit
Service cost	1,316	6,363	8,200
Interest cost	13,506	28,352	31,500
Amortization of transition obligation	2,188	8,750	8,800
Recognized net actuarial (gain)/loss	(870)	–	1,800

Net post-retirement benefit cost charged to operating profit	16,140	43,465	50,300

The actuarial and recorded liabilities for post-retirement health care benefits, none of which are funded, under US GAAP are as follows:

	March 31
	2005	2004
	R'000	R'000
Funded status at March 31

Funded status	(101,274)	(153,710)
Unrecognized transition obligation	–	25,886
Unrecognized net actuarial gain	(32,004)	(30,169)
Unrecognized past service cost	(33,571)	–

Net amount recognized pension cost	(166,849)	(157,993)

At March 31, 2005 an amount of Rand 166.8 million (2004: Rand 158.0 million) is recognized in the US GAAP balance sheet relating to the accrued benefit liability attributable to these plans.

During the prior year, the group entered into an agreement with certain of its employees regarding their post-employment benefits. Under the terms of this agreement, the group will no longer offer post-employment medical benefits to these employees. Instead, upon retirement, the employee will receive a payment of an agreed-upon lump sum amount equivalent to the current value of the past service liability for post-employment benefits to be terminated as a result of this agreement. The employee will only receive this amount upon retirement.

In order to fund these payments, the group entered into a contract with an independent third party whereby the group will make payments, commencing in fiscal 2005, to the third party and the third party will facilitate the payments to be made to the employees upon their retirement.

In order to compensate for the future service liability forfeited on behalf of the employee, the group agreed with all employees that it would make specified monthly payments into a fund on behalf of the employees. These amounts are immediately vested to the employee.

In accordance with US GAAP, the group may recognize a settlement of a post-employment or pension liability upon full and irrevocable release of the group’s responsibility for future benefits. In the current year, a gain of Rand 4 million (2004: Rand 93 million) was recorded upon settlement of the liability. This gain was completely offset by the unrecognized transition liability and unrecognized actuarial losses.

A one percentage point increase in the assumed health-care cost inflation would increase the accumulated post-retirement benefit obligation as at March 31, 2005 by Rand 11.0 million (2004: Rand 22.6 million) and the net period post-retirement benefit cost for 2005 by Rand 1.2 million (2004: Rand 2.4 million, 2003: Rand 7.8 million). A one percentage point decrease in the assumed health-care cost inflation would decrease the accumulated post-retirement benefit obligation as at March 31, 2005 by Rand 12.5 million (2004: Rand 18.5 million) and the net period post-retirement benefit cost for 2005 by Rand 1.2 million (2004: Rand 2.0 million, 2003: Rand 6.0 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(o)    Capitalized borrowing cost

Under SA GAAP, borrowing costs are only capitalized to qualifying assets if the borrowings directly relate to the financing of the purchase or construction of that particular asset. Under US GAAP borrowing costs are capitalized to qualifying assets if interest charges are incurred at any level within the group and do not need to be specifically related to that particular asset.

(p)  Software and website development costs

Under SA GAAP, prior to the adoption of AC432, “Intangible assets - website costs” which the group adopted effective on April 1, 2002, costs incurred for internally generated software and website development have been expensed as incurred. Under US GAAP, certain direct and indirect costs associated with the acquisitions or development of internal use software and website development are required to be capitalized. Once the software and website development is completed and the software and website is ready for its intended use, capitalized costs are amortized over their respective estimated useful lives. This adjustment represents the capitalization of costs previously expensed under SA GAAP and the related amortization over an estimated useful life of three years.

(q)  Proportionate consolidation

Under SA GAAP, the group proportionately consolidates its interests in jointly controlled entities (“Joint Ventures”). This benchmark treatment in AC119 “Joint Ventures” results in the group reporting in its consolidated financial statements the proportionate share of the income, expenses, assets and liabilities of the joint venture. Under US GAAP, interest in joint ventures is accounted for in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”. Under the equity method, the investment is initially recognized at cost and the carrying amounts is increased or decreased to recognize the investor’s share of the profits or losses of the investee after the date of acquisition. If under the equity method the group’s share of losses of a joint venture equals or exceeds the carrying amount of its investment, the group ordinarily discontinues equity accounting. Additional losses are provided for to the extent that the group has incurred obligations or made payments on behalf of the joint venture that the group has guaranteed or otherwise committed. Accordingly, net profit/(loss) may be different between SA GAAP and US GAAP with the joint venture losses fully accounted for under SA GAAP but potentially limited under US GAAP. Differences in US GAAP and SA GAAP equity relates to the cumulative difference of such losses allowed for under proportionate consolidation.

(r)  Operating lease charges

Under SA GAAP operating lease charges are accounted for based on the contractual provisions. Under US GAAP, SFAS 13 “Leases”, requires that leases with fixed escalation clauses or with other rental incentives be recognized on a straight-line basis over the term of the lease.

(s)  Onerous contracts

SA GAAP defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under the contract reflect the least net cost of exiting the contract, which is the lower of the cost fulfilling it and any compensation or penalties arising from failure to fulfill it. Under SA GAAP, the group has provided for such onerous contracts which arose as a result of certain business combinations. Under US GAAP, FAS 146 “Accounting for Costs Associated with Exit of Disposal Activities,” allows for creation of a liability for certain costs that will continue to be incurred under a contract for its remaining term without economic benefit only when the company ceases using the rights conveyed by that contract. At that date, a liability can be recorded for the difference between the lease payments to be made reduced by the fair value of sublease rentals that could be reasonably obtained from the property. The group’s onerous leases did not meet this criteria under US GAAP and therefore the liability and related expense has been reversed.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(t)    Discontinued operations

As discussed in note 28, the group entered into an agreement to dispose of its interest in OpenTV on May 8, 2002. Under SA GAAP, the net assets in OpenTV were written down to the net selling price of Rand 1.7 billion as at March 31, 2002. Under US GAAP, OpenTV did not meet the requirements of a discontinuing operation. Due to a FAS 121 impairment of goodwill, the net assets in OpenTV were written down to the expected discounted cash flows as at March 31, 2002 under US GAAP. In fiscal year 2003, the results of operations of OpenTV through the disposal date in August 2002 have been presented as discontinued under US GAAP, which resulted in a profit on disposal of Rand 668.8 million, due mainly to the release of the cumulative translation adjustment under US GAAP of Rand 1.36 billion.

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Loss from discontinued operations	–	–	(140,810)
Profit on disposal	–	–	668,837
	–	–	528,027

(u) Consolidation of entities under FIN 46R

The group adopted FIN 46R, “ Consolidation of Variable Interest Entities”, prospectively on April 1, 2004 for US GAAP. Under the revised interpretation, certain entities known as Variable Interest Entities (‘VIEs’) must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE.

In terms of FIN 46R, the group has consolidated certain investments from April 1, 2004. In the past these investments were equity-accounted. Under US GAAP equity accounting was discontinued for certain investments as these investments were carried at Rand nil value due to the entities’ having negative asset value. On adoption of FIN 46R with the application of full consolidation accounting rules, losses previously limited have now been taken into account.

The most significant entity that required consolidation under FIN 46R was MNH Holdings (1998) (Proprietary) Limited (“MNH 98”), a joint venture in which Naspers holds a 50% interest. MNH 98 is a limited liability company and exists only to provide a vehicle with which to hold a 52.7% investment in both M-Net and SuperSport, both pay television content providers. In addition to Naspers’ 50% interest in MNH 98, it owns a 33.8% interest in both of M-Net and SuperSport. Approximately 70% of the revenues of M-Net and SuperSport are derived from activities with the Naspers group of companies.

MNH 98’s only activities are to receive and re-distribute dividends. It has no employees, management, or other inputs and outputs associated with an ongoing operation. MNH 98 has been capitalized with limited equity and the other investment partners in MNH 98 are unrelated third-party competitors. As of April 1, 2004 MNH 98 had Rand 0.02 million in shareholder’s equity and total assets of Rand 1,995 million. The assets of M-Net and SuperSport of Rand 1,875 million serve as collateral for the obligations of MNH 98. The other interest holders in MNH 98 have no recourse to the general credit of Naspers in the event of default by MNH 98.

Because Naspers has been determined to be the primary beneficiary of MNH 98 through its direct ownership interests and business transactions with M-Net and SuperSport, this company has been consolidated as of April 1, 2004 and also its results of operations for the year ended March 31, 2005. The adjustments to net profit and shareholders equity under SA GAAP related to the consolidation of entities under FIN 46R were related to the recording of additional losses previously not recognized under equity method accounting of certain nvestments and the adjustment to treasury shares of 100% of the holdings of Naspers shares by the M-Net and SuperSport employee share trusts, respectively.

Other interests that have been consolidated relating to the adoption of FIN 46R include KSC Commercial Internet Company Limited, Free State Cheetahs and Griqualand West Rand Rugby. The impact on the group’s US GAAP balance sheet and income statement related to the consolidation of these entities was insignificant.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Additional disclosure requirements

Presentation in the financial statements - consolidated income statements

Under SA GAAP, operating profit/(loss) may be shown before specific exceptional costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net profit/(loss) attributable to shareholders. Presentation of operating profit/(loss) before certain costs and additional earnings per share data is allowed when management believes that it provides useful information to an investor and presents a true and fair view of the group’s results. Under US GAAP, items such as asset impairments, restructuring costs, dilution gains and losses and other items would be included within operating profit/(loss). Earnings per share may only be presented on a basic and diluted basis for profit and loss from continuing operations, iscontinuing operations, cumulative effect of change in accounting principle and net profit/(loss) for the period. Accordingly, operating profit/(loss) would differ between US GAAP and SA GAAP and the presentation of “earnings before interest, taxation, depreciation and amortization and impairment” and “operating profit/(loss) before goodwill amortization and impairment” as well as “headline loss per N ordinary share”, “dividend per N ordinary share”, “dividend per A ordinary share”, “proposed dividend per A ordinary share” and “proposed dividend per N ordinary share” are not allowed under US GAAP. An income statement prepared in accordance with and in a format prescribed by US GAAP is presented on page F-107.

Presentation in the financial statements - discontinuing operations

Lyceum College

In September 2001, the group approved a formal plan to terminate the operations of Lyceum College. Under US GAAP, the is continuance of operations of Lyceum College do not qualify for separate presentation as a discontinuing operation as at March 31, 2005, 2004 and 2003.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements (continued)

To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated income statements under US GAAP in a format consistent with the presentation of US GAAP consolidated income statements, as if Lyceum College were presented as a continuing operation and after processing the adjustments in (a) to (u), all of which are discussed above.

	March 31
	2005	2004	2003
	R'000	R'000	R'000
	(Rand thousands except per share information)

Net revenues	13,570,037	11,526,068	11,208,593
Operating expenses	(11,038,193)	(10,483,462)	(11,271,620)
Operating profit/ (loss)	2,531,844	1,042,606	(63,027)
Finance costs	(266,579)	(356,641)	(388,517)
Income from investments	956	144	20
Share of equity-accounted results	204,642	191,742	(502,029)
Profit/(loss) on sale and dilution of interest in subsidiaries, joint venture and associates, net	572,472	(8,884)	(1,063)
Profit/(loss) from continuing operations before tax, minority interest and change in accounting principle	3,043,335	868,967	(954,616)
Income tax	(525,845)	(245,895)	32,834
Profit/(loss) from continuing operations before minority interest and change in accounting principle	2,517,490	623,072	(921,782)
Minority interest	(231,536)	(127,775)	32,215
Profit/(loss) from continuing operations before change in accounting principle	2,285,954	495,297	(889,567)
Discontinued operations	–	–	528,027
Profit/(loss) before change in accounting principle	2,285,954	495,297	(361,540)
Cumulative effect of change in accounting principle	–	–	(531,520)
Net profit/(loss) attributable to shareholders	2,285,954	495,297	(893,060)

Weighted average Class N ordinary shares outstanding	276,883,635	258,151,369	176,555,904
Diluted weighted average Class N ordinary shares outstanding	294,253,524	265,525,780	182,161,140

Basic profit/(loss) per Class N ordinary share (cent)
Continuing operations	826	192	(504)
Discontinuing operations	–	–	299
Cumulative effect of change in accounting principle	–	–	(301)
	826	192	(506)

Diluted profit/(loss) per Class N ordinary share (cent)
Continuing operations	777	187	(504)
Discontinuing operations	–	–	299
Cumulative effect of change in accounting principle	–	–	(301)
	777	187	(506)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements - (continued)

To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated balance sheets under US GAAP.

	March 31
	2005	2004
	R'000	R'000

ASSETS
Non-current assets
Property, plant and equipment	3,320,268	3,046,258
Goodwill and other intangibles	2,312,257	1,767,684
Investments and loans	2,365,448	830,487
Available-for-sale investments	314,796	367,060
Program and film rights	32,184	12,192
Deferred taxation	523,553	381,309
Total non-current assets	8,868,506	6,404,990

Current assets
Inventory	377,653	360,824
Program and film rights	608,530	194,004
Receivables	1,879,513	1,448,554
Investments and loans	8,111	–
Derivative financial instruments	232,873	240,192
Available-for-sale investments	–	137,205
Restricted cash	70,665	369,370
Cash and cash deposits	3,766,272	2,162,959
Deferred taxation	180,301	–
Total current assets	7,123,918	4,913,108

TOTAL ASSETS	15,992,424	11,318,098

EQUITY AND LIABILITIES
Shareholders' equity
Share capital and premium	4,893,469	4,068,775
Other reserves	56,426	(11,656)
Retained income	1,324,605	(868,252)
Total shareholders' equity	6,274,500	3,188,867

Minority interest	293,643	187,253

Non-current liabilities
Post-retirement medical liability	207,198	205,020
Long-term liabilities	2,675,877	2,815,551
Deferred taxation	604,314	201,286
Total non-current liabilities	3,487,389	3,221,857

Current liabilities
Current portion of long-term liabilities	1,008,013	516,668
Provisions	60,247	64,838
Accounts payable, accrued expenses and other current liabilities	3,978,604	3,400,369
Derivative financial instruments	420,276	388,309
Bank overdraft and short-term loans	469,752	349,937
Total current liabilities	5,936,892	4,720,121

TOTAL EQUITY AND LIABILITIES	15,992,424	11,318,098

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Presentation in the financial statements - treatment of certain financial asset investments

Under SA GAAP, the group holds certain financial asset investments that are related to certain long-term debt arrangements. For financial reporting presentation purposes these assets have been treated as a contra liability within long-term debt. Under US GAAP, in accordance with FIN 39 "Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB No. 105," these financial asset investments do not qualify for right of set-off with the long-term debt and therefore would be separately presented as marketable equity securities. The impact of this difference would be to increase marketable equity securities and increase long-term debt by Rand 417.4 million and Rand 367.1 million at March 31, 2005 and 2004, respectively, presented in accordance with US GAAP. The reclassification has been presented in the US GAAP consolidated balance sheets.

Comprehensive income/(loss)

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Net profit/(loss) under US GAAP	2,285,954	495,297	(893,060)
Other comprehensive income:
Foreign currency translations	38,231	(257,213)	(1,448,010)
Net change in fair value of cash flow hedges	21,179	114,393	(270,504)
Unrealized profits/(losses) on marketable securities	1,799	18,562	(7,024)

Comprehensive income/(loss)	2,347,163	371,039	(2,618,598)

Amounts in other comprehensive income have been recorded net of tax.

Cash flow information

Under SA GAAP, the consolidated cash flow statements are presented in accordance with AC118 “Cash flow statements”. The statements prepared under AC118 present substantially the same information as required under US GAAP as interpreted by FAS 95 “Statement of Cash Flows.” However, the definition of cash flow differs between SA and US GAAP. Cash flow under SA GAAP represents increases or decreases in cash and cash equivalents, which comprises cash in hand and repayable on demand, restricted cash and overdrafts. Under US GAAP, cash flow represents increases or decreases in cash and cash equivalents, which include short term, highly liquid investments with original maturities of less than 90 days, and excludes restricted cash and overdrafts. Additionally, under US GAAP cash dividends paid would be included within financing activities whereas under SA GAAP they are treated as operating cash flows. The movement in restricted cash and overdrafts have been included within financing activities under US GAAP.

A summary of the group’s operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	March 31
	2005	2004	2003
	R'000	R'000	R'000

Net cash provided by operating activities	2,142,983	1,692,260	1,128,894
Net cash (used in)/provided by investing activities	(683,603)	(534,092)	42,479
Net cash used in financing activities	(160,271)	(1,332,626)	(942,573)

Net increase/(decrease) in cash and cash equivalents	1,299,109	(174,458)	228,800
Cash and cash equivalents at beginning of year	2,162,959	2,649,217	2,876,003
Interest in joint venture movement	290,692	–	–
Exchange adjustments	13,512	(311,800)	(455,586)

Cash and cash equivalents at end of year	3,766,272	2,162,959	2,649,217

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As described in note 3 to the consolidated annual financial statements the group acquired from Tiscali International BV its South-
African ISP business (“Tiscali”).

The following table reflects the reconciliation of the total consideration for Tiscali, the allocation of the excess of the purchase consideration over the net assets acquired under US GAAP and the US GAAP purchase accounting adjustments:

R'000

Total consideration in cash	309,300

Net assets acquired	(22,621)
Excess of purchase consideration over the net assets acquired	286,679

US GAAP purchase accounting adjustments:

Fixed assets	(23,711)
Goodwill	146,468
Subscriber base	224,013
Deferred tax	(60,091)
286,679
Segment information

Under FAS 131, “Disclosure about Segments of an Enterprise and Related Information”, group management’s primary performance measure is defined as operating profit/(loss) before amortization and impairment, but including finance costs on transponder and transmitter finance leases. With the exception of the pay television segment, the performance measure under FAS 131 is consistent with perating profit/(loss) before amortization and impairment disclosed under SA GAAP in note 37 to the consolidated annual financial statements. Using group management’s primary performance measure under FAS 131, the segment results for the pay television segment would have been Rand 2,040.6 million, Rand 1,151.6 million and Rand 388.7 million profit for the three years ended March 31, 2005, 2004 and 2003, respectively and the consolidated segment total would have been Rand 2,561.3 million, Rand 1,619.3 million and Rand 467.9 million profit for the three years ended March 31, 2005, 2004 and 2003, respectively.

Certain risk concentrations

The group’s digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions the terrestrial analogue signal is also transmitted to regional broadcast points through satellites. In addition, the group receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the group has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the group. Disruption of satellite transmissions could have a material adverse effect on the group.

The group does not have any single customer or related customers that generate more than 10% of the group’s revenues.

Program and film rights

The group accounts for fixed price program and film rights contracts and the portion of variable price program and film rights contracts for which the cost can be reliably measured as an asset and liability under AC129 “Intangible assets” and AC130 “Provisions, contingent liabilities and contingent assets”. Under FAS 63 “Financial Reporting by Broadcasters” the asset and liability are recorded when the license period begins, the program is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP, sporting and other live event programs are therefore only accounted for when available for telecast. The different treatment does not have an impact on net profit/(loss) or shareholders’ equity. The total assets as at March 31, 2005 relating to program and film rights increased by Rand 434.5 million (2004: Rand 425.1 million decrease) comprising a increase in current assets of Rand 414.5 million (2004: Rand 210.0 million decrease), increase in non-current assets by Rand 20.0 million (2004: Rand 215.1 million decrease). The total liabilities as at March 31, 2005 relating to program and film rights increased by Rand 362.5 million (2004: Rand 247.3 million decrease) comprising an increase in current liabilities of Rand 356.9 million (2004: Rand 125.4 million decrease), non-current liabilities by Rand 5.6 million (2004: Rand 121.9 million decrease).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Secondary Tax on Companies (“STC”)

STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated after April 1, 1993, STC is only payable on undistributed earnings earned after April 1, 1993. On declaration of a dividend, the group includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.

Under SA GAAP, a deferred tax liability is not raised on dividends until they are actually declared. With the adoption of AC501, “Accounting for South African secondary tax on companies” the group has recorded a deferred tax asset related to STC credits where it is probable that a dividend will be declared and that the credit would be able to be utilized. Under US GAAP, the group has adopted the allowed disclosure only approach related to the deferred taxation impact of STC on unremitted earnings of group companies. All deferred tax assets recorded in accordance with AC501 have been reversed for US GAAP purposes.

If the group distributed all of its undistributed retained earnings as at March 31, 2005, of which Rand 6,213.6 million (2004: Rand 6,212.0 million 2003: Rand 5,612 million) would be subject to STC, the group would have to pay additional taxes of Rand 627.0 million (2004: Rand 639.7 million 2003: Rand 577.5 million), net of STC credits the company could utilize. If all the earnings attributable to shareholders for the year ended March 31, 2005 were distributed, there would be an Rand 12.6 million STC saving (2004: Rand 62.2 million additional charge, 2003: Rand 11.0 million additional charge).

Recently issued accounting standards

US GAAP

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus (EITF 04-10) with regard to applying Paragraph 19 of FASB Statement No. 131 (“SFAS 131”)”, Disclosures about Segments of an Enterprise and Related Information and Related Information, in determining whether to aggregate operating segments that do not meet the quantitative thresholds. There is diversity in practice regarding how an entity might consider the aggregation criteria listed in SFAS 131 to operating segments that do not meet the qualitative thresholds. At the September 2004 meeting the Task Force reached a consensus that operating segments must always have similar economic characteristics and meet a majority of the remaining five aggregation criteria listed in SFAS 131, in order to be aggregated. The original effective date was for fiscal years ending after October 13, 2004. At its November 2004 meeting the Task Force delayed the effective date of the issue to coincide with the effective date of the proposed FASB Staff Position (not yet issued) on the meaning of “similar economic characteristics”. The corresponding information for earlier periods, including interim periods, shall be restated, unless it is impractical to do so. The group is currently evaluating the impact of EITF 04-10 on its segment reporting information.

In September 2004, the EITF reached a consensus on Topic No. D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” Companies who have applied the residual method to the valuation of intangible assets for purposes of impairment testing should perform an impairment test applying this guidance by no later than the beginning of their first fiscal year beginning after December 15, 2004. Impairments of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. These requirements should be applied to business combinations completed after September 29, 2004. The adoption of EITF D-108 did not impact the group’s consolidated financial statements.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 requires that all abnormal idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 will not have a material impact on the group’s financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. SFAS 123R requires all share-based payments to employees to be recognized in the income statement based on their grant date fair values over the corresponding service period and also requires estimation of forfeitures when calculating compensation expense. In April of 2005 the FASB revised the adoption date of this revised statement effective the first annual reporting period that begins after June 15, 2005. Accordingly, the group will adopt this revised statement on April 1, 2006. The group is currently evaluating the impact of SFAS 123R on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carry-over basis with no gain or loss recognition. Under SFAS No. 53, exchange transactions with commercial substance are required to be accounted for at fair value with gain or loss recognition on assets surrendered in exchange transactions. The goup will be required to adopt SFAS No. 153 on April 1, 2006, and believes the adoption of this standard will not have a material impact on the group’s financial statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

43.	DIFFERENCES BETWEEN SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recently issued accounting standard (continued)

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after 15 December 2005. The group is currently evaluating the impact the standard will have on the group’s financial position, results of operations and cash flows.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3”.  Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied in the financial statements. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The group will be required to adopt SFAS 154 on April 1, 2006 and believes the adoption of this standard will not have a material impact on the group’s financial statements.