Form 20-F
period 2006-03-31
NASPERS LTD
filed 2006-09-29
CIK 1106051

As filed with the Securities and Exchange Commission on September 29, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: March 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 0F 1934 Date of event requiring this shell company report __________ COMMISSION FILE NUMBER 1-14917
____________________

NASPERS LIMITED
(Exact name of Registrant as specified in its charter)

Republic of South Africa
(Jurisdiction of incorporation or organization)

40 Heerengracht
Cape Town, 8001
The Republic of South Africa
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

N/A (Title of Class)	N/A (Name of each exchange on which registered)

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
315,113,700
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes       X        No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes       X        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated filer ☒  Accelerated filer ☐  Non-Accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17               Item 18       X

If this is an annual report, indicate by check mark if registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes [  ] No [X]

*Not for trading, but only in connection with registration of American Depositary Shares.

i

OUR USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Unless otherwise specified or the context requires otherwise in this annual report on Form 20-F:

•	references to “Naspers”, “Naspers group”, “group”, “we”, “us” and “our” are to Naspers Limited together with its subsidiaries, unless the context suggests otherwise;

•	references to “MIH Limited” are to MIH Limited together with its subsidiaries with respect to any period prior to December 20, 2002, and to MIH (BVI) Limited together with its subsidiaries thereafter;

•	references to “Rand” and “R” are to South African Rand, the currency of South Africa;

•	references to “U.S. dollar(s)”, “dollar(s)”, “U.S. $” and “$” are to United States dollars and cents, the currency of the United States;

•	references to “Euro” and “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union;

•	references to “Pound sterling” are to United Kingdom pounds sterling, the currency of the United Kingdom;

•	references to “Renminbi” are to Chinese Renminbi, the currency of the People’s Republic of China;

•	references to “Naira” are to Nigerian Naira, the currency of Nigeria; and

•	references to “Brazilian Real” and “Real” are to Brazilian Real, the currency of Brazil.

 ACCOUNTING PERIODS AND PRINCIPLES

Unless otherwise specified, all references in this annual report to a “fiscal year” and “year ended” of Naspers refer to a twelve-month financial period. All references in this annual report to fiscal 2006, fiscal 2005, fiscal 2004, fiscal 2003 or fiscal 2002 refer to Naspers’ twelve-month financial periods ended on March 31, 2006, March 31, 2005, March 31, 2004, March 31, 2003 or March 31, 2002, respectively. References in this annual report to fiscal 2006 refer to the period beginning April 1, 2005 and ending March 31, 2006. Our group consolidated financial statements included elsewhere in this annual report have been prepared in conformity with International Financial Reporting Standards (“IFRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 39 to Naspers’ audited consolidated financial statements included elsewhere in this annual report.

During the year ended March 31, 2006, the group adopted IFRS for the first time in accordance with the JSE Limited (formerly the JSE Securities Exchange South Africa) (“JSE”) Listing Requirements. Financial information provided in this annual report and in our audited consolidated financial statements included elsewhere in this annual report have been presented in accordance with IFRS as required in terms of the requirements of the JSE and the Securities and Exchange Commission in the United States of America (“SEC”). Previously the group prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) as effective at that time. For a description of the impact of the first time adoption of IFRS on the Group’s reported results of operations and financial position, see note 2 to our annual financial statements. Additionally, the US GAAP reconciliation as of and for fiscal year ended March 31, 2005 has also been adjusted to reflect the adjustments between IFRS and the previously reported SA GAAP information.

FORWARD LOOKING STATEMENTS

The SEC encourages companies to disclose forward looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains historical and forward looking statements concerning the financial condition, results of operations and business of Naspers. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements.

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

These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. These statements are contained in the sections entitled “Key Information”, “Risk Factors”, “Information on the Company”, and “Operating and Financial Review and Prospects”, and in other sections of this annual report. The following factors, among others, could affect the future operations of Naspers and could cause those results to differ materially from those expressed in the forward looking statements included in this annual report:

•	economic, political and social risks which exist in all countries in which Naspers, its associated companies and joint ventures operate;

•	adverse regulatory developments;

•	market risks related to fluctuations in the exchange rates and interest rates in all countries in which Naspers, its associated companies and joint ventures operate;

•	the level of Naspers’ debt (including finance leases) and funding difficulties Naspers may face;

•	restrictions imposed by exchange control regulations and the possibility that Naspers may not be able to access cash flows from its subsidiaries, associated companies and joint ventures;

•	difficulties associated with successfully completing acquisitions and integrating acquired companies;

•	the lack of control we have over companies we make minority investments in and other risks associated with such investments;

•	dependence on suppliers and partners for the provision of services and expertise and on local governments;

•	the possibility that satellites used by Naspers, or its printing equipment or facilities, may fail to perform or may be damaged;

•	competitive pressures which may result in declining subscriber and circulation levels;

•	unauthorized access to Naspers’ programming signals;

•	trade union activity and labour instability;

•	the ability to enforce foreign judgments against Naspers and its directors and officers;

•	cyclical fluctuations in the demand for advertising;

•	the rapid pace of technological change;

•	reliance on software and hardware systems, which are susceptible to failure;

•	reliance on content developed by third parties and susceptibility to claims made in connection with such content;

•	the degree to which our intellectual property rights are protected; and

•	changes in accounting standards.

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

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

3.A.                 Selected Financial Data

The following tables show selected consolidated financial data for Naspers as of and for the fiscal years ended March 31, 2005 and 2006 under IFRS and as of and for the fiscal years ended March 31, 2002 through 2006 under U.S. GAAP. We derived the selected consolidated financial data from our audited consolidated financial statements. You should read this selected consolidated financial data together with “Operating and Financial Review and Prospects” and Naspers’ audited consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

In accordance with the JSE Listing Requirements, Naspers was required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended March 31, 2006. As Naspers publishes comparative information in its financial statements, the date for transition to IFRS is April 1, 2004, which represents the beginning of the earliest period of comparative information to be presented pursuant to the requirements of the JSE and the SEC.

Naspers’ audited consolidated financial statements have been prepared in Rand. Amounts shown in U.S. dollars have been translated for convenience from Rand amounts to U.S. dollars at the noon buying rate on September 15, 2006 of Rand 7.38 per U.S. $1.00. You should not view such translations as a representation that such Rand amounts actually represent such U.S. dollar amounts, or could be or could have been converted into or at any other rate.

	Year ended March 31
	2002	2003	2004	2005	2006	2006
	Rand in millions, except per share data					U.S. $ in millions, except per share data

Consolidated Income Statement Data:
IFRS:
Revenue, net				13,517.9	15,706.4	2,128.2
Operating expenses:
Cost of providing services and sale of goods				(7,725.8)	(8,753.7)	(1,186.1)
Selling, general and administration				(3,311.5)	(3,948.7)	(535.1)
Other losses, net				(11.7)	—	—
Operating profit				2,468.9	3,004.0	407.0
Financial costs, net(1)				(217.0)	(11.4)	(1.5)
Share of equity accounted results				88.6	151.3	20.5
Profit/(loss) on sale of investments				(0.3)	74.4	10.1
Dilution profits				368.0	—	—
Profit before tax and minorities				2,708.2	3,218.3	436.1
Profit from continuing operations				2,334.8	2,126.3	288.1
Profit from discontinuing operations				50.0	31.8	4.3
Profit arising on discontinuance of operations				—	1,032.1	139.9
Net profit attributable to equity holders of the group				2,384.8	3,190.2	432.3

Per share amounts
Basic
Profit from continuing operations				8.42	7.49	1.01
Profit from discontinuing operations				0.18	0.11	0.01
Profit arising on discontinuance of operations				—	3.64	0.49
Net profit attributable to equity holders of the group				8.60	11.24	1.52

Diluted
Profit from continuing operations				7.97	7.08	0.96
Profit from discontinuing operations				0.17	0.11	0.01
Profit arising on discontinuance of operations				—	3.44	0.47
Net profit attributable to equity holders of the group				8.14	10.63	1.44

Weighted average shares outstanding
Basic				277,293,544	283,718,859	283,718,859
Diluted				293,126,268	300,242,781	300,242,781

Dividend per A ordinary share (cents)(2)				7.0	14.0	1.9
Dividend per N ordinary share (cents)(2)				38.0	70.0	9.5

Consolidated Income Statement Data:
U.S. GAAP:
Revenue, net	9,861.4	11,208.6	11,526.1	13,189.4	15,751.3	2,134.3
Operating profit / (loss)	(2,355.8)	(63.0)	1,042.6	2,463.7	3,076.7	416.9
Profit / (loss) from continuing operations	(2,582.0)	(889.6)	495.3	2,243.9	1,801.0	244.0
Profit / (loss) from discontinued operations	(2,665.0)	528.0	—	42.0	715.8	97.0
Cumulative effect of change in accounting principle	18.4	(531.5)	—	—	—	—
Net profit / (loss)(3)	(5,228.5)	(893.1)	495.3	2,285.9	2,516.8	341.0

Per share amounts
Basic
Profit / (loss) from continuing operations	(17.73)	(5.04)	1.92	8.10	6.36	0.86
Discontinued operations	(18.29)	2.99	—	0.15	2.53	0.34
Cumulative effect of change in accounting principle(4)	0.13	(3.01)	—	—	—	—
Net profit / (loss)	(35.89)	(5.06)	1.92	8.25	8.89	1.20

Per share amounts
Diluted
Profit / (loss) from continuing operations	(17.73)	(5.04)	1.87	7.63	5.98	0.81
Profit / (loss) from discontinued operations	(18.29)	2.99	—	0.14	2.38	0.32
Cumulative effect of change in accounting principle(4)	0.13	(3.01)	—	—	—	—
Net profit / (loss)	(35.89)	(5.06)	1.87	7.77	8.36	1.13

Consolidated Balance Sheet Data (at period end):
IFRS:
Total assets				14,042.6	17,339.4	2,349.5
Net assets				5,093.3	7,290.0	987.8
Share capital(5)				5,391.2	5,561.3	753.6
Total long-term debt(6)				2,275.6	2,355.6	319.2
Minority interests				227.3	171.5	23.2
Capital and reserves attributable to the company’s equity holders				4,866.0	7,118.4	964.6
U.S. GAAP:
Total assets	23,750.5	12,896.2	11,318.1	16,190.1	19,707.4	2,670.4
Net assets	11,116.8	3,306.5	3,376.1	6,570.4	8,989.5	1,218.1
Total long-term debt(6)	5,742.6	3,843.9	2,815.6	2,675.9	2,590.0	350.9
Minority interests	7,967.6	257.4	187.3	295.9	281.0	38.1
Total shareholders’ equity	3,149.2	2,779.1	3,188.9	6,274.5	8,708.5	1,180.0

Other Data:

IFRS:
Cash flow from operating activities				2,367.9	3,166.4	429.1
Cash utilized in investing activities				(877.1)	(335.4)	(45.4)
Cash (utilized in)/from financing activities				(513.7)	24.5	3.3
U.S. GAAP:
Cash (utilized in)/from operating activities	(346.1)	1,128.9	1,692.3	2,347.0	3,393.0	459.8
Cash (utilized in)/from investing activities	(1,088.0)	42.5	(534.1)	(683.6)	(133.6)	(18.1)
Cash from/(utilized in) financing activities	768.0	(942.6)	(1,332.6)	(364.3)	(420.4)	(57.0)
______________

(1)	Includes interest expense, interest income, preference dividend income, foreign exchange gains and losses and fair value adjustments on derivative instruments.

(2)
Based on the U.S. dollar exchange rate at the respective payment dates of the 2006, 2005, 2004, 2003 and 2002 dividends, the U.S. dollar equivalent of the dividend per Class N ordinary share was U.S $0.09, U.S. $0.06, U.S. $0.04, U.S. $0.03 and U.S. $0.02, respectively. The dividend per Class A ordinary share amounted to U.S. $0.03 or less at these respective dates.

(3)
For U.S. GAAP reporting purposes, effective April 1, 2002, Naspers adopted Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather are tested at least annually for impairment. If this standard would have been adopted for fiscal year 2002 the adjusted net loss would have been Rand 3,842,228 and basic and diluted earnings per share for fiscal 2002 would have been Rand 26.37 and Rand 26.37, respectively.

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

(5)	Excludes treasury shares and redeemable preferred stock.

(6)	Includes long-term liabilities in respect of capitalized finance leases, concession liabilities, interest-bearing loans, program and film rights liabilities and non-interest bearing loans.

Exchange Rate Information

The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Rand exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Rand as certified for United States customs purposes by the Federal Reserve Bank of New York. On September 15, 2006, the rate was Rand 7.383 per U.S. $1.00.

Year ended March 31,	Average Rate(1) (Rand per U.S. $1.00)

2002	9.643
2003	9.572
2004	7.161
2005	6.253
2006	6.398
________________

(1)	The average rate is calculated as the average of the noon buying rate on the last day of each month during the period.

	High	Low
	(Rand per U.S. $1.00)
March 2006	6.335	6.136
April 2006	6.166	5.985
May 2006	6.706	5.999
June 2006	7.430	6.634
July 2006	7.230	6.830
August 2006	7.198	6.723
September 2006 (until September 15, 2006)	7.433	7.163

For other important information, you should read the discussion of South African exchange controls in Item 10 of this annual report under the heading “Exchange Controls”.

3.D.                 Risk Factors

Risks relating to countries in which Naspers and its joint ventures operate

Naspers’ multinational operations expose it to a variety of economic, social and political risks

There is an element of risk in all countries in which Naspers operates. Naspers may be affected by political, social and economic changes in countries where the group has operations. The incidence of HIV/AIDS infection in a number of markets in which Naspers operates is high and may increase. Those at risk may include both Naspers’ employees, giving rise to increased sickness and disability costs, and its customers, resulting in a reduction in sales and an inability to grow Naspers’ revenue base.

A majority of Naspers’ revenue comes from its operations in South Africa. There has been a period of significant change in South Africa since the democratic government came to power in 1994. The Government continues to introduce policies designed to alleviate or redress inequalities suffered by the majority of citizens under the previous government. It is not possible to predict to what extent the government will continue introducing legislation or other measures designed to empower previously disadvantaged groups nor can it assess the potential impact of these reforms. MultiChoice South Africa and Media24 are preparing for broad-based Black Economic Empowerment (BEE) share schemes, aligned to the BEE legislation and the draft codes of good practice applicable to South Africa. These codes are not final yet and, although work has started in the South African companies of the Naspers Group to ensure compliance with these draft codes, Naspers can only assess its compliance once the codes are final.

Many emerging market countries have experienced high levels of unemployment and crime in recent years. These problems have impeded inward investment into these countries and have prompted some emigration of skilled workers. As a result, attracting and retaining suitably qualified employees in these countries may be difficult. Against the background of political tensions and the current transition to stable democratic governments, it is not possible to predict the future economic or political direction of these countries. Matters that may affect emerging market countries’ future economic and political direction include whether their governments can address the various political, social and economic challenges and the effect of the continuing integration of these economies both regionally and with the economies of the rest of the world.

Naspers operates in emerging economies, including many African countries, China, Brazil and more recently India and Russia. Naspers’ operations in these markets may involve economic and operating risks. Many countries in emerging markets have in the past experienced difficulties resulting from currency fluctuations, high interest rates, increases in corporate bankruptcies, stock market declines, terrorist attacks, threats and ransom, epidemics and other factors that may materially and adversely affect Naspers’ business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives.

South Africa’s economy has recently experienced periods of moderate growth and inflation and high unemployment but growth could slow and inflation could increase

The South African economy has recently been growing at a moderate rate, and inflation has been relatively low. The growth in South Africa’s GDP was 2.8% for 2003, 3.7% for 2004 and 4.9% for 2005. South Africa’s unemployment rate was 26.7% in September 2005. The depreciation in value of the Rand against the U.S. dollar during the latter part of 2001 put upward pressure on South Africa’s inflation rate (CPIX) during the 2002 calendar year, peaking at 11.3%. Since 2003, the inflation rate decreased as the Rand appreciated in value against the U.S. dollar. The South African Reserve Bank has stated that it targets South Africa’s inflation rate at between 3% and 6% per year. Despite such intentions, there can be no assurance that these inflation targets will be met. A future increase in inflation would increase financing and other costs in a manner that could adversely affect Naspers’ profitability.

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

South Africa’s interest rates may increase Naspers’ borrowing costs

The volatility of the Rand in the past has impacted the inflation rate in South Africa, causing the South African Reserve Bank to respond by using interest rates to manage inflation. The depreciation of the Rand has therefore resulted in interest rates being higher in South Africa than in most developed countries. The prime lending rate (the benchmark rate used by South African banks to determine lending rates for their customers) reached a high of 25.5% in 1998. The prime lending rate of 10.5% on September 15, 2005 was at its lowest level over the past 20 years, mainly due to the strengthening of the Rand against most major currencies over the past three years. The prime lending rate as at September 15, 2006 was 11.5%. An increase in interest rates in South Africa would increase Naspers’ cost of borrowings and hence the cost of capital.

Naspers could suffer losses as a result of fluctuations in foreign currency exchange rates

Naspers’ reporting currency is the Rand. Naspers will continue to conduct business transactions in currencies other than its reporting currency. Approximately 23.6% of Naspers’ revenue was generated outside South Africa during fiscal 2006. Naspers is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. dollar, the Naira, the Renminbi, the Euro and the Brazilian Real against the Rand, which have in the past affected and could in the future affect Naspers’ revenues, financing costs and general business and financial condition. In addition, fluctuations in the exchange rate of these currencies could affect the comparability of Naspers’ performance between financial periods, since a portion of Naspers’ sales are in currencies other than Rand while Naspers’ financial statements are stated in Rand.

A significant portion of Naspers’ cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in the currencies of countries in which Naspers has limited operations, such as U.S. dollars. Where Naspers’ revenue is denominated in local currency, a depreciation of the local currency against the U.S. dollar adversely affects Naspers’ earnings and Naspers’ ability to meet its cash obligations. Many of Naspers’ operations are in countries or regions where there has been depreciation of the local currency against the U.S. dollar in recent years. Naspers cannot provide assurances that the hedge transactions that Naspers enters into to mitigate currency risk will fully protect it against currency fluctuations or that Naspers will be able to hedge effectively against these risks in the future. Naspers can in most instances only hedge its foreign currency exposures for a limited period, therefore Naspers can not hedge 100% of its exposure.

The Rand, the Renminbi, the Naira and the Brazilian Real have at times in the past depreciated against the currencies of their major trading partners by more than the inflation rate differential between South Africa, China, Nigeria and Brazil and their major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. The value of the Rand against the U.S. dollar remains difficult to predict and vulnerable to depreciation. Since December 2001, the Rand has appreciated against the U.S. dollar, ending fiscal 2006 at Rand 6.15. The Rand depreciated after March 31, 2006 to Rand 7.38 on September 15, 2006. Any strengthening of the Rand will have a negative impact on the U.S. dollar based earnings of the group, but a positive impact on its dollar based expenses. Collectively, a strengthening of the Rand against the U.S. dollar has a positive net profit impact on Naspers. Naspers cannot predict the future relative strength of the Rand, Renminbi, Naira or Brazilian Real against the U.S. dollar and expects that these currencies will remain volatile against major currencies like the U.S. dollar and the Euro.

In addition, fluctuations in the exchange rate between the Rand and the U.S. dollar could adversely affect the market value of Naspers American Depositary Shares (“ADSs”) in the United States and the real value of dividends paid on Naspers’ ADSs.

The activity of trade unions could adversely affect Naspers’ business

As of March 31, 2006, trade unions represented some of Naspers’ employees. In the past, trade unions have had influence as vehicles for social, economic and political reform and in the collective bargaining process. The cost of complying with labor laws may adversely affect Naspers’ operations. The risks and associated costs with labor strikes are difficult to manage and predict.

Because Naspers is a South African company, you may not be able to enforce judgments against Naspers and its directors and officers that are obtained in U.S. courts

Naspers is incorporated in South Africa. Most of Naspers’ directors and executive officers reside outside the United States. Substantially all the assets of Naspers, its directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Naspers or its directors or executive officers, or to enforce against such persons judgments of the United States courts based upon the civil liability provisions of the Federal securities laws or other laws of the United States or any of its states. Although foreign judgments are recognized by South African courts, they are generally not directly enforceable in South Africa and can only be enforced by way of execution of an order to that effect made by a competent South African court, the latter court basing its order upon the judgment of the foreign court.

The policy of South African courts is to award compensation only for loss or damage actually sustained by the person claiming the compensation. The award of punitive damages is generally not recognized by the South African legal system, on the grounds that such awards are contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to South African public policy. South African courts cannot consider the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually observe their own procedural laws and, where an action based on a contract governed by a foreign law is brought before a South African court, the capacity of the parties to contract may under certain circumstances be determined in accordance with South African law. A plaintiff who is not resident in South Africa may be required to provide security for costs where proceedings are initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated by way of the apostille procedure in terms of the Hague Convention 1961 before they are used in South Africa. Also, foreign judgments concerning the ownership, use or sale of any matter or material connected with South African commerce (such as production, import and export) require consent from the South African Minister of Trade and Industry to be enforced in accordance with the South African Protection of Business Act, 1978. Naspers has been advised by Webber Wentzel Bowens, its South African counsel, that there is doubt as to the enforceability against Naspers and its directors and officers in South Africa of liabilities predicated solely upon the Federal securities laws of the United States.

Risks relating to Naspers’ business

Naspers’ level of debt could adversely affect its business and competitive position

Naspers has an amount of debt that may adversely affect its business in numerous ways. As of March 31, 2006, Naspers had total debt (including finance leases and debt in respect of program and film broadcasting rights) of approximately Rand 4.42 billion, or U.S. $598.9 million. On the same basis, Naspers’ ratio of total debt to equity would have equaled 0.61. Naspers’ debt could, among other things:

•	increase its vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly where borrowings are or will be made at variable interest rates;

•	limit its ability to obtain additional financing that may be necessary to operate, develop or expand its business;

•	require Naspers to dedicate a portion of its cash flow from operations to service its debt, which in turn reduces the funds available for operations, future business opportunities and dividends; and

•	potentially place Naspers at a competitive disadvantage relative to competitors with less debt.

Naspers’ ability to make payments on its debt will depend upon its future operating performance, which is subject to general economic and competitive conditions, many of which are outside Naspers’ control. If the cash flow from Naspers’ business and its operating subsidiaries is insufficient to make payments on its debt or is otherwise unavailable, Naspers may have to delay or reduce capital expenditures, attempt to restructure or refinance its debt, sell assets or raise additional equity capital. Naspers may not be able to take these actions on satisfactory terms, in a timely manner or at all. The sale of additional shares, or the possibility of such a sale, may adversely affect the price of our outstanding shares, including the Class N Shares.

Naspers depends on access to cash flows from its subsidiaries, associated companies and joint ventures, and limitations on accessing the cash flow may adversely affect Naspers’ business operations and financial condition

Naspers Limited has no significant business operations or assets other than its interests in its subsidiaries, associated companies, joint ventures and other investments. Accordingly, Naspers relies upon distributions from its subsidiaries, associated companies, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. Naspers’ subsidiaries, associated companies, and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to Naspers, whether by intercompany loans or by the payment of dividends. The ability of Naspers to utilize the cash flows from some of its subsidiaries, associated companies and joint ventures is subject, in South Africa, China, Brazil and other countries, to foreign investment and exchange control laws and also to the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by Naspers’ South African businesses cannot be currently utilized outside South Africa without exchange control approval. Naspers’ non-South African subsidiaries may be subject to similar restrictions imposed by their respective home countries. In addition, because the consent of some of Naspers’ joint venture partners is required for distributions from Naspers’ joint ventures, Naspers’ ability to receive distributions from the joint ventures is dependent on the co-operation of its joint venture partners. The interests of the minority shareholders of some of Naspers’ subsidiaries and associates must be considered when those subsidiaries and associates make distributions. Accordingly, Naspers may not be able to obtain cash from its subsidiaries, associated companies, joint ventures and other investments at the times and in the amounts required by Naspers. Any failure by Naspers to receive distributions from its businesses could restrict Naspers’ ability to provide adequate funding to the combined group and otherwise meet its obligations. Naspers’ business units may face funding and liquidity difficulties under the terms of the financing arrangements upon which they depend. Each Naspers business relies on its own separate credit facility and financing, to the extent necessary. Naspers has not to date provided any parent company guarantees in respect of bank borrowings. Several of the credit facilities and other financing arrangements contain financial covenants and other similar undertakings and requirements. If these covenants, undertakings or requirements are violated, the financing may not be available and the relevant business unit could face liquidity difficulties. In addition, many of the different group credit facilities must be renewed annually by the relevant lenders.

Naspers has only limited influence over its minority investments and the value of Naspers stake in such investments could decrease

Naspers holds minority stakes in a number of companies, including a 36.1% interest in Tencent Holdings Limited (“Tencent”) and a 30% interest in Abril S.A. Although Naspers exercises influence with respect to certain of the affairs of these and other companies in which it holds a minority stake, Naspers’ minority voting position has and may continue to have several important consequences for Naspers, including precluding us from controlling the businesses, limiting our ability to implement strategies we favor and allowing the business to adopt strategies and take actions which may in some cases be contrary to our preferred strategies and actions. As with many minority investments, differences in views among the principal shareholders may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint venture and in turn Naspers business and operations.

The acquisitions and investments that Naspers has made and may make in the future may not be successful and may create unanticipated problems

Naspers has experienced growth and development through successful acquisitions and investments in the past and intends to continue to pursue acquisitions in order to meet its strategic objectives. Integrating the operations and personnel of acquired businesses is a complex process. Naspers may not be able to integrate the operations of its acquired businesses with its operations rapidly or without encountering difficulties. The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect Naspers’ business and operations. In addition, although Naspers has grown through successful acquisitions in the past, no assurance can be given that it will be able to identify, acquire and successfully integrate additional companies in the future. Future acquisitions Naspers does undertake could result in potentially dilutive issuances of additional equity and the incurrence of debt and contingent liabilities.

Naspers’ businesses operate in highly competitive and rapidly changing industries and increased competition could adversely affect Naspers’ results of operations and financial condition

Pay-television. Although Naspers is currently the leading provider of pay-television services in most of its markets, Naspers competes directly with both state owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other entertainment and leisure activities for general leisure spending. Naspers cannot determine the nature or extent of future competition it may face in the pay-television market. In South Africa licenses will be granted in the future to other operators. In Sub-Saharan Africa and Cyprus various competitors have entered the pay-television market. The entry of additional competitors into any of the pay-television markets where Naspers operates remains a continuous possibility. In addition, the sale of DVDs, ADSL broadband, mobile and wireless technologies providing digital pay-television content may erode Naspers’ pay-television subscriber base.

Internet. The market for internet access, communication, portal and related services is highly competitive. Naspers anticipates that competition will continue to intensify as the use of the internet grows. The African and Asian internet markets are characterized by an increasing number of entrants. Naspers’ competitors will compete in these markets. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources and better recognized brand names than Naspers. Some of Naspers’ internet businesses may therefore never reach profitability.

Newspapers, Magazines and Printing. Revenues in the print media industry are dependent primarily upon paid circulation, advertising and printing revenues. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets. In addition, the rapid development of online internet advertising could have a negative impact on print media advertising. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Naspers may face increased competition as both local and international publishers introduce new niche titles. Internationally recognized titles also continue to be introduced in South Africa. Many of the print media markets are overpopulated, with too many titles relative to the size of the readership base. Competitors that are active in the same markets as Naspers attempt to increase their market share, circulation and advertising revenues by changing the style and layout of their publications to win new customers at the expense of Naspers’ magazines and newspapers and by launching new titles. In addition, Naspers’ competitors may reduce the cover prices of their publications to increase their circulation. Naspers may be forced to decrease the prices it charges for magazines and newspapers in response or make other changes in the way it operates. Naspers’ business and results of operations may be harmed as a result.

Other businesses. The markets for the products and services currently offered by Irdeto, Naspers’ conditional access technology business, Entriq, Mediazone and Naspers’ book publishing and education businesses are highly competitive. All these businesses operate in fragmented markets and some compete with large international players. Irdeto competes with numerous entities, including subsidiaries of other pay-television providers, many of which have greater financial resources than Naspers. Entriq and Mediazone compete with a variety of players. Via Afrika Limited (“Via Afrika”), the book publishing subsidiary of Media24 Limited (“Media24”), faces competition from several South African publishers as well as large international publishing houses, which have substantially greater resources and strong brand names. Educor Holdings Limited (“Educor”), the private education subsidiary of Media24, faces competition from many different South African public universities and private educators, as well as from international educators, many of whom have substantially greater resources and better recognized brand names than Educor.

MultiChoice South Africa has applied for a broadcast license and the level of competition emanating from the license application process has increased

The Independent Communications Authority of South Africa (ICASA) issued its invitation to apply for satellite and cable licenses on January 31, 2006 and indicated that it expected to license new operators by mid 2007. The closing date for applications was July 31, 2006 which date was later extended to August 31, 2006. MultiChoice Africa (Proprietary) Limited (“MultiChoice”) submitted its application for a subscription broadcasting license on 31 August 2006.  ICASA has received a number of applications including applications from traditional telecommunications operators and existing broadcasters, as well as potential new entrants.

Steady or declining subscriber levels may prevent further growth of some of or all of Naspers’ businesses

Naspers’ largest businesses are generally in mature markets and may face difficulties in maintaining or growing the number of subscribers. Naspers’ pay-television business in Greece has in the past experienced high levels of annual subscriber churn. High levels of churn and decreasing or flat subscriber numbers may be caused by competition from new entrants to the pay-television market and from other sources competing for discretionary income, economic and other local difficulties, the loss of popular sports and movie programming content and seasonality associated with the markets in which Naspers operates. Increases in prices can also lead to churn and subscriber terminations. Declining subscriber levels also adversely affect Irdeto, because Naspers’ pay-television operators constitute some of Irdeto’s primary customers. Naspers’ print media business has experienced declining circulation of some of its more established publications due to the maturity of some of its magazine titles and newspapers in South Africa and the introduction into the market of a large number of competing magazines and newspapers. Steady or declining subscriber levels make it difficult for Naspers to grow its businesses.

A reduction in demand for advertising may adversely affect Naspers’ businesses and revenues

A large portion of Naspers’ revenue is generated by advertising revenues. Advertising revenues are cyclical and are dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence Naspers’ advertising and commercial printing revenue, decreases significantly in times of economic slowdown or recession. In particular, Naspers’ advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of Naspers’ control, such as terrorist attacks or acts of war. Global economic downturns and declining levels of business activity of Naspers’ advertisers have in the past and could in the future adversely affect Naspers’ results of operations. Newspaper and magazine advertising may decline relative to television, radio and outdoor advertising. Such trends would adversely affect Naspers’ results and financial condition.

Increases in newsprint and magazine paper costs could adversely affect Naspers’ results

Newsprint and magazine paper costs represent the single largest raw material expense for Naspers’ print media businesses and are among Naspers’ most significant operating costs. Newsprint and magazine paper costs fluctuate from time to time due to numerous factors beyond Naspers’ control, especially due to demand and supply forces, and exchange rate fluctuations between the Rand and other currencies such as the U.S. dollar and the Euro. An increase in newsprint and magazine paper costs will adversely affect Naspers’ earnings and cash flow.

Naspers’ business environment is subject to rapid technological change which could render Naspers’ products and services obsolete

Naspers operates pay-television and technology businesses through its holding in MIH Holdings Limited (“MIH Holdings”) and internet businesses through Media24 and its holding in MIH Holdings. The rate of technological change currently affecting the pay-television and internet industries is rapid compared to other industries. Trends, such as the migration of television from analog to digital transmission and the convergence of television, the internet, mobile telephones and other media, are creating an unpredictable environment. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to products and services sold by Naspers. Naspers’ print media, publishing and education businesses also operate in markets that continue to change in response to technological innovations and other factors. In particular, the means of delivering Naspers’ products, and the products themselves, may be subject to rapid technological change.

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

Naspers’ substantial investment in internet related business may not produce positive returns

A part of Naspers’ strategy is to further develop its internet businesses. Naspers has invested, and will continue to invest, significant amounts to develop and promote its internet initiatives and electronic platforms. Naspers has made these investments through Media24 and through its shareholding in MIH Holdings. The provision of products and services over the internet and otherwise in electronic form is highly competitive and is in relatively early stages of development.

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

Naspers’ long-term success depends on the continued development of the internet as a commercial medium. As a result of rapidly changing technology, developing industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the internet are subject to uncertainty. Critical issues concerning the commercial use of the internet, including the perceived lack of security of commercial data, such as credit card numbers, and capacity constraints resulting in delays, transmission errors and other difficulties may impact the growth of internet use. These and other issues affecting the internet industry may be aggravated in countries with less developed internet cultures and infrastructures in which Naspers currently conducts or may in the future conduct its internet business, including South Africa, Thailand, China and Brazil. If the market for internet access services develops more slowly than expected or becomes saturated with competitors, or if the internet access and services offered by Naspers are not broadly accepted, Naspers’ growth strategy could be adversely affected.

Naspers’ business interests in China are dependent upon indirect relationships with third parties and mobile operators which are subject to various operational and competitive risks

Companies in which MIH Holdings has invested, including Tencent, provide internet, mobile and telecommunications value-added services to subscribers in China through a series of contracts with companies, which are licensed to operate these services.  MIH Holdings, however, does not hold any direct or indirect equity interests in the licensed operating companies and instead relies on a series of contracts in order to recognize and receive the economic benefit of the business and operations of these companies. As a result, MIH Holdings may not be able to fully recognize and receive the economic benefits of the China business and operations and may not be able to effectively control the China operations.

The revenue generated by services provided over mobile telephone networks or fixed line networks are principally recognized and received under contracts with Chinese mobile telephony and network operators. If these operators commit errors in recording revenue or fail to pay fees due to service providers, or if existing contracts are not renewed or less favorable terms are imposed, the financial condition, results of operations and profitability of the companies in which MIH Holdings has invested would be adversely affected. Also, if the business conditions of the mobile telephony operators deteriorate or if these mobile operators impose penalties or restraints on service providers, the business operations and financial condition of the companies in which MIH Holdings has invested may be materially and adversely affected.

The Chinese mobile telecommunications markets are highly competitive, rapidly developing and subject to economic, regulatory and other uncertainties. The size of the future customer base and user activity will be affected by a number of factors, many of which are outside of Naspers’ control, such as the regulatory regime governing the provision of telecommunication services in China and the general economic conditions in the region.

Naspers’ businesses rely on software and hardware systems that are susceptible to failure

Interruptions to the availability of Naspers’ internet services or increases in the response times of Naspers’ services caused by the failure of Naspers’ software or hardware systems could reduce user satisfaction, the amount of internet traffic and Naspers’ attractiveness to advertisers and consumers. Naspers’ publishing business also depends upon the timely functioning of software and hardware used to print newspapers and magazines and to publish books. Naspers is also dependent upon web browsers, telecommunication systems and other aspects of the internet infrastructure that have experienced system failures and electrical outages in the past. Naspers’ operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Despite Naspers implementing network security measures, Naspers’ servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems.

Naspers’ business may suffer if it cannot obtain attractive programming or if the cost of television receivers increases

The continued success of Naspers’ pay-television business depends upon its ability to continue to obtain attractive film, sports and other programming on commercially reasonable terms. For most of the programming, Naspers contracts with suppliers who in turn purchase programming from content providers. Much of Naspers’ premium programming is sourced through Electronic Media Network Limited (“M-Net”) and SuperSport International Holdings Limited (“SuperSport”). Naspers’ film studio and sport programming contracts are up for renewal from time to time. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, Naspers will be required to seek alternative programming from other sources. Naspers cannot be sure whether alternative programming would be available on commercially reasonable terms or whether the alternative programming would appeal to Naspers’ subscribers. Naspers’ business strategy also depends on its ability to offer attractive programming on an exclusive basis. Political, regulatory and competitive pressures may make it more difficult to maintain exclusive rights to programming.

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

Satellite failures could adversely affect Naspers’ business and ability to grow

Naspers’ digital programming is transmitted to its customers through different satellites around the world, and in some regions Naspers’ terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, Naspers receives a significant amount of its programming through satellites. Satellites are subject to significant risks such as defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. The operation of satellites is beyond Naspers’ control. Future launch failures or disruption of the transmissions of satellites that are already operational could adversely affect Naspers’ operations. Some satellites used by Naspers’ pay-television operations have experienced technical failures in the past. In addition, Naspers’ ability to transmit its programming following the end of the expected useful lives of the satellites Naspers currently uses and to broadcast additional channels in the future will depend upon Naspers’ ability to obtain rights to utilize transponders on other satellites. In the event of a satellite failure, Naspers would need to make alternative arrangements for transponder capacity. Naspers may not be able to obtain alternative capacity rights on commercially reasonable terms or at all. In the event that Naspers has to obtain alternative transponder capacity, it may need customers to realign their satellite dishes to receive the broadcasting signals, which could prove impractical and very expensive to implement.

Naspers’ business may suffer if its printing equipment or facilities are damaged or fail to perform

Some of Naspers’ newspapers, magazines and educational textbooks, and a number of third party publications, are printed on printing equipment and facilities owned by the group. If printing facilities were damaged or if operations were interrupted due to a natural disaster or otherwise, the publication of some titles or textbooks could be interrupted and Naspers’ operating results could be adversely affected. In the event of such damage or destruction, Naspers would need to make alternative arrangements for printing to be outsourced. Naspers may not be able to obtain alternative printing services on commercially reasonable terms or at all.

Unauthorized access to Naspers’ programming signals may adversely affect Naspers’ revenues and programming arrangements

Naspers faces the risk that its programming signals will be accessed by unauthorized users. The delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming, or “piracy”. Naspers currently utilizes encryption technology supplied by Irdeto. This encryption technology, to remain effective in preventing unauthorized access, needs to continually be updated or replaced with newer technology. Naspers will continue to incur substantial expenditures to replace or upgrade its encryption technology in the future. Encryption technology cannot completely prevent all piracy, and virtually all pay-television markets are characterized by varying degrees of piracy that manifest themselves in different ways. In addition, encryption technology cannot completely prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If Naspers fails to adequately prevent unauthorized access to its transmissions, its ability to contract for programming services could be adversely affected and in any event it will lose subscribers who can then receive pirated signals.

Government regulations may adversely affect Naspers’ ability to conduct its businesses and generate operating profits

All media operations are subject to governmental regulation in the countries in which Naspers operates. Governmental regulation can take the form of price controls, service requirements, programming content restrictions, ownership restrictions, licensing requirements and restrictions on the amount of fees paid for advertising. Failure or delays in obtaining or renewing any necessary regulatory approvals could adversely affect Naspers’ ability to offer some of or all its services. In most of the countries in which Naspers conducts its pay-television businesses, it operates under licenses obtained from governmental or quasi governmental agencies. These licenses are subject to periodic renewal, and Naspers may not be able to renew the licenses on terms as favorable as the existing licenses or at all. Adverse changes in the regulatory framework of any country in which Naspers operates may occur in the short or long term. The media and competition regulatory frameworks everywhere are subject to change, and the relevant regulatory authorities may increase their regulation of Naspers’ businesses in these countries. Naspers cannot predict the likely impact that any such action by applicable competition and regulatory authorities could have on the operation of its businesses. In addition, there are several legislative proposals and other initiatives underway in some markets that could materially impact how Naspers conducts its business.

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

Even where the legal protection for Naspers’ intellectual property rights is well-established, Naspers intellectual property rights may be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from Naspers’ intellectual property rights without its authorization. The lack of internet specific legislation relating to trademark and copyright protection creates a further challenge for Naspers to protect content delivered through the internet and electronic platforms. If unauthorized copying or misuse of Naspers’ products were to occur to any substantial degree, Naspers’ business and results of operations could be adversely affected. Litigation may be necessary to protect Naspers’ intellectual property rights, which could result in substantial costs and the diversion of Naspers’ efforts away from operating its business.

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

Any such claim, with or without merit, could result in costly litigation or might require Naspers to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to Naspers or at all. As a result of infringement claims, a court could also issue an injunction preventing the distribution of certain products. Naspers may incur significant costs defending these claims.

Naspers may need to improve its internal controls over financial reporting and Naspers’ independent auditors may not be able to attest to their effectiveness, which could adversely affect Naspers’ business operations, reputation and profitability

Section 404 of the Sarbanes-Oxley Act of 2002 requires that Naspers document its internal control systems and processes over financial reporting, evaluate the adequacy of the design of these respective controls and test that these controls are operating effectively. Naspers is currently evaluating its internal controls over financial reporting in order to allow management to report on, and its independent auditors to attest to, the effectiveness of internal control over financial reporting, as required by Section 404. Naspers is still in the process of evaluating the adequacy of design and testing the effectiveness of these various internal control activities over financial reporting. Certain potential significant deficiencies and material weaknesses have been identified to date which, if not remedied, could adversely impact our reporting obligations under Section 404.

If Naspers is not able to implement the requirements of Section 404 by March 31, 2007, its independent auditors may not be able to attest to the adequacy and effectiveness of the internal controls over its financial reporting. In such an instance, Naspers may be subject to sanction or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of Naspers’ financial statements. In addition, Naspers may be required to incur costs in improving its internal control systems. Any such action could negatively affect Naspers’ results and have an adverse effect on its business operations, reputation and profitability.

Changes in accounting standards or interpretations issued by standard-setting bodies for IFRS and U.S. GAAP may adversely affect Naspers’ reported revenues, profitability and financial results

Our financial statements are subject to the application of IFRS and U.S. GAAP, which are periodically revised. The application of accounting principles is also subject to varying interpretations over time. In particular, IFRS, as a relatively new set of accounting principles, is subject to further change. Accordingly, Naspers is required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by the relevant authoritative bodies. Those changes could adversely affect Naspers’ reported revenues, profitability and financial results. For example, with the increased focus on fair value accounting, changes in the market valuation of certain financial instruments will be reflected in the reported results before those gains or losses are actually realized and this could have a significant impact on the income statement. IFRS standards now also require certain items that previously had no income statement impact to be expensed through the income statement . This can in some instances cause the reported financial results to not reflect what Naspers’ believes is the economic reality of its business.

Naspers believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in significant penalties.

Risks relating to the Class N ordinary shares and Naspers ADSs

Existing Class A ordinary shares of Naspers have more voting rights than, and a liquidation preference over, the Class N ordinary shares and ADSs of Naspers

Naspers’ issued capital at March 31, 2006 consists of 712,131 Class A ordinary shares and 315,113,700 Class N ordinary shares. The Class N ordinary shares are listed on the JSE and on a poll carry one vote per share. The Class A ordinary shares are not listed on a stock exchange and on a poll carry 1,000 votes per share. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of the Class A ordinary shares, which carry approximately 34.09% of the total voting rights in respect of Naspers’ ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of the Class A ordinary shares, which represents 21.36% of the total voting rights in respect of Naspers’ ordinary shares. Some members of the board of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are also members of the board of directors of Naspers Limited. As a result, the controlling shareholders and these directors significantly influence the outcome of any action requiring approval of shareholders, including amendments to Naspers’ memorandum and articles of association for any purpose, the issuance of additional Class A or Class N ordinary shares, and mergers and other business combinations. If the interests of Naspers’ controlling shareholders and directors diverge from the interests of other shareholders, they may be in a position to cause or require Naspers to act in a way that is inconsistent with the general interests of holders of Class N ordinary shares and ADSs.

If Naspers is liquidated, holders of Class A ordinary shares will be paid the nominal value of such shares before any payment is made to holders of Class N ordinary shares or ADSs. Based on the outstanding Class A ordinary shares, this amounted to approximately Rand 14.2 million as of March 31, 2006.

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

Your ability to sell a substantial number of ADSs may be restricted by the liquidity of shares traded on the Nasdaq

The only trading market for Class N ordinary shares is the JSE. The only trading market for Naspers ADSs is the Nasdaq Stock Market (“Nasdaq”). Trading volumes of Naspers ADSs on Nasdaq have been low. As a result, the ability of a holder to sell a substantial number of ADSs on Nasdaq in a timely manner may be restricted. From July 1, 2005 through June 30, 2006, 220.1 million Class N ordinary shares (70% of the total issued) were traded on the JSE and 3.7 million ADSs were traded on Nasdaq.

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

Naspers started as a printer and publisher of newspapers and magazines in 1915. Later, book publishing operations were founded. Naspers’ print media operations developed of such an extent over the years that Naspers is now one of the leading media groups in Africa.

With the advent of electronic media, Naspers expanded its activities in the 1980s to incorporate pay-television and later internet platforms. In 1985, Naspers and several other South African media companies formed an electronic pay-media business, M-Net. M-Net was listed on the JSE in 1990. In October 1993, M-Net was divided into two companies. The subscriber management, signal distribution and cellular telephone businesses, together with a holding in FilmNet (a pay-television operator in Europe) were placed into a new company called MultiChoice Limited (later named MIH Holdings Limited).

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

In May 2001, the group acquired a 46.5% interest in Tencent, the operator of an instant messaging platform in China called QQ. The business developed into the leading instant messaging business in China. Tencent listed on the Hong Kong Stock Exchange in June 2004, whereafter Naspers’ interest decreased to 36.1%.

Naspers acquired an additional interest in M-Net and SuperSport and subsequently they were both delisted from the JSE and Nigerian Stock Exchange with effect from April 15, 2004.

In December 2004, Naspers acquired a 9.9% interest in the Beijing Media Corporation (“BMC”) for a cash consideration of Rand 273.2 million. BMC is a media company principally engaged in the sale of advertising space for the Beijing Youth Daily, production of newspapers and trading of print-related materials. On December 22, 2004 BMC listed its shares on the Hong Kong Stock Exchange.

On March 31, 2005, Naspers consolidated all its print media, book publishing (Via Afrika) and private education (Educor) assets under the Media24 umbrella in order to simplify the group structure.

In January 2006, Naspers sold its entire interest in United Broadcasting Corporation plc (“UBC”), Thailand’s leading pay-television operator, and MKSC World Dot Com Co.(“MKSC”), a leading Thai ISP, and recognized a profit on discontinuance of operations of Rand 1,032.2 million on the transaction. Details relating to this transaction are highlighted in note 28 to Naspers’ audited consolidated financial statements.

In April 2006, Naspers acquired, through Irdeto, the CryptoTec Conditional Access business from Koninklijke Philips Electronics NV for a cash consideration of Rand 230.7 million. The business is involved in the development and selling of content security systems.

In May 2006, Naspers acquired a 30% interest in Abril S.A. (“Abril”) for a cash consideration of Rand 2,557.3 million. Abril is the largest magazine publisher in Brazil and one of the largest media companies in Latin America. In addition, Abril owns the country’s leading educational book publisher and a pay-television network.

In August 2006, MIH Print Media Holdings Limited (“MIH Print Media”) acquired a 20.2% interest in Titan, a leading company in the field of Chinese sports publishing, for a cash consideration of approximately Rand 114.5 million. It is anticipated that through a further acquisition MIH Print Media’s shareholding will increase to 37%.

In September 2006, Naspers announced that, in furtherance of its empowerment objectives, the group intends to implement a Broad-Based Black Economic Empowerment ownership initiative in relation to Media24 Limited (“Media24”) and MultiChoice South Africa (“MCSA”).

The BEE transactions are expected to result in the acquisition by qualifying Black Persons and Black Groups of ordinary shares in the issued share capital of Welkom Yizani Investments Limited (“Welkom Yizani”), which will hold ordinary shares in the issued share capital of Media24 Holdings (Proprietary) Limited (“Media24 Holdings”), the holding company of Media24 as well as Phuthuma Nathi Investments Limited (“Phuthuma Nathi”), which will hold ordinary shares in the issued share capital of MultiChoice South Africa Holdings (Proprietary) Limited (“MCSA Holdings”), the holding company of MCSA.

Naspers will sell up to 14.6 million shares in Media24 Holdings to Welkom Yizani for a consideration of approximately Rand 730 million. Welkom Yizani will fund the acquisition through cash and the issuance of preference shares to Naspers. MIHH will sell up to 45 million shares in MCSA Holdings to Phuthuma Nathi, for a consideration of approximately Rand 2,250 million. Phuthuma Nathi will fund the acquisition through cash and the issuance of preference shares to MIHH.

The empowerment transactions are subject to Welkom Yizani and Phuthuma Nathi undertaking the public offers to the General Black Public to subscribe for ordinary shares in Welkom Yizani and Phuthuma Nathi. The number of Media24 Holdings and MCSA Holdings ordinary shares to be acquired by Welkom Yizani and Phuthuma Nathi will depend on the amount raised by Welkom Yizani and Phuthuma Nathi in terms of the public offers. The closing date for the public offers is expected to be at the end of October 2006. The public offers may not ultimately be undertaken and the final terms of the empowerment transactions are subject to change.

For information on Naspers’ principal investments and capital expenditures and divestitures, see the description of Naspers’ business in “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”.

4.B.                 Business Overview

Overview

Naspers is a multinational media company with principal operations in electronic media (including pay-television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ most significant operations are located in South Africa, where it generates approximately 76.4% of its revenues, with other operations located elsewhere in Sub-Saharan Africa, Greece, Cyprus, the Netherlands, the United States, Thailand and China. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet services, newspapers, magazines and books. Many of Naspers’ businesses hold leading market positions, and Naspers capitalizes on these strong positions when expanding into new markets.

Naspers’ business comprises two core segments:

Electronic Media

The electronic media segment comprises pay-television, internet and related technology activities and is operated principally through MIH Holdings. MIH Holdings owns or operates pay-television and internet subscriber platforms in Africa, Greece, Cyprus, Thailand and China. This segment contributed approximately 65.1% (2005: 64.6%) to Naspers’ total revenue and 82.1% (2005: 77.6%) of operating profit in fiscal 2006 before the elimination of inter-company transactions.

Print Media

Media24 encompasses the newspaper and magazine publishing and printing interests of Naspers. It also includes the internet activities of Media24 Digital. Media24 is a large publisher of magazines and newspapers as well as one of the largest printers and distributors of magazines and related products in Africa.

Via Afrika is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening, and viewing products in various formats. Educor is a leading provider of private education in South Africa. It offers face-to-face full-time, part-time and block release programs, as well as distance learning education and training programs. The print media segment contributed approximately 35.0% (2005: 35.4%) to Naspers’ total revenue and 19.8% (2005: 24.5%) to operating profit in fiscal 2006 before the elimination of inter-company transactions.

Strategy

Naspers focuses on media businesses in growing markets in which it has attained or hopes to attain sustainable market positions. Geographically the group is focused on the BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above-average growth opportunities. During the current fiscal year, Naspers acquired a 30% equity stake in a leading Brazilian media company, Abril, and also established development offices in Russia and India. Naspers uses content, brands and distribution channels from existing businesses to grow in other markets and to develop new businesses. Naspers has integrated the internet into each of its businesses to better reach customers and increase the value of its content. Naspers’ key objectives are as follows:

•
Focus on Investments and Technology. Naspers has made substantial investments in recent years to upgrade and enhance its subscriber platforms. Naspers intends to consolidate the leading positions it holds in many markets and to expand into new ones. Most of Naspers’ pay-television platforms offer digital subscriptions and feature interactive or enhanced services. Naspers is presently researching the opportunity of broadcasting television channels to mobile devices. Naspers has expanded its printing facilities by investing in advanced printing and related facilities. Additional newspaper and magazine titles have been launched when market opportunities present themselves. Naspers has further launched several internet related businesses.

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

•
Grow Internet Businesses. Naspers intends, by offering content and superior service, to grow M-Web Holdings as an internet service provider and content portal in Africa. Naspers is also focused on e-commerce opportunities and on internet service provider (“ISP”) operations. Naspers has an interest in the operations of China’s leading instant messaging platform, Tencent. It will continue to develop such interests in China and elsewhere. Naspers’ print media and book publishing businesses are using their core competencies to create new business opportunities over the internet.

•
Maintain Local Approach. Naspers has a track record of establishing or acquiring businesses in developing markets such as Africa, the Mediterranean, Asia and, more recently, Brazil. Naspers believes that a component of its success in these markets is its emphasis on taking a local approach. This may involve local partners and management teams and incorporating linguistically and culturally tailored local content in its service offerings. Naspers’ strategy is to continue to take a local approach to content as it expands its pay-television and internet businesses.

•
Provide Quality Service. Naspers views its subscriber platform business primarily as a service business and, accordingly, places emphasis on providing customer service. Naspers believes that this helps build customer loyalty and reduce “churn” (a term used to describe subscriber loss). Naspers seeks to achieve quality customer service by operating service centers and utilizing advanced computer systems, which allow customer service representatives to address customer concerns more quickly.

Segments

Naspers’ business is comprised of two core segments - Electronic Media and Print Media. The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period for Naspers’ core business segments for the last two fiscal years:

			Revenue (Rand millions except percentages)
	R Millions	2006 % of revenues	% change from 2005	2005 R millions	% of revenues

Electronic Media
— Pay-television	8,903	56.7	14.9	7,747	57.3
— Internet	898	5.7	29.0	696	5.1
— Conditional access	352	2.2	38.0	255	1.9
— Entriq	66	0.4	94.1	34	0.3
Print Media
— Newspapers, magazines and printing	3,983	25.4	18.0	3,374	25.0
— Books	981	6.2	13.9	861	6.4
— Education	536	3.4	(2.0)	547	4.0
Corporate services	(13)	—	—	4	—

The following table shows operating profit/(loss) and the percentage change in operating profit/(loss) from the prior period for Naspers’ business segments for the last two fiscal years:

	Operating profit/(loss) (Rand millions except percentages)
	2006 R millions	% change from 2005	2005 R millions
Electronic Media
—Pay-television	2,785	31.4	2,120
—Internet	(153)	125.0	(68)
—Conditional access	—	—	(47)
—Entriq	(165)	85.4	(89)
Print Media
—Newspapers, magazines and printing	612	15.9	528
—Books	67	26.4	53
—Education	(84)	—	23
Corporate services	(58)	13.7	(51)

The following table shows revenues, revenues expressed as a percentage of total revenues and the percentage change in revenues from the prior period by geographic market for the last two fiscal years:

			Revenue (Rand millions except percentages)
	2006			2005
	R Millions	% of revenues	% change from 2005	R millions	% of revenues

South Africa	11,994	76.4	18.3	10,140	75.0
Rest of Sub-Saharan Africa	1,838	11.7	19.0	1,545	11.4
Greece and Cyprus	1,469	9.4	2.5	1,433	10.6
Asia	78	0.5	(66.1)	230	1.7
United States	49	0.3	4.3	47	0.3
Other	278	1.8	126.0	123	0.9

Electronic Media

Overview

The electronic media segment comprises pay-television platforms, internet operations and instant messaging services and related technologies, and is principally operated through MIH Holdings. These businesses do not all develop at the same rate and are at varying stages of growth. The internet is already providing much of the content and services that are available through interactive enabled television sets and mobile devices and will effectively become a backbone to the delivery of these services. The electronic media activities are conducted through various subsidiaries, joint ventures and associated companies primarily in Africa, Greece, Cyprus, the United States and China.

Pay-television

The following table sets out the services offered and subscriber numbers for the group’s pay-television subsidiaries and joint ventures by region and service as at the end of fiscal 2006:

	LAUNCH DATE	SERVICE	SUBSCRIBERS AS AT MARCH 31, 2006
AFRICA
South Africa	1986	M-Net (analog)	217,440
	1995	DStv (digital)	1,033,093
Rest of Sub-Saharan Africa	1991	M-Net (analog)	819
	1996	DStv (digital)	384,216
MEDITERRANEAN
Greece	1994	FilmNet/SuperSport (analog)	71,994
	1999	NOVA (digital)	239,536
Cyprus	1993	Ltv & Alpha (analog)	42,552
	2004	NOVA Cyprus (digital)	20,369

From fiscal 2002 to fiscal 2006, on a comparable basis, the group increased the total number of subscribers under management from 1,598,563 to 2,010,019, or 25.7%. Over the same period, the group’s digital subscribers as a percentage of its total subscribers increased from 56% to 83%. During fiscal 2006, the digital subscriber base increased by 229,956 to 1,677,214 subscribers, representing 16% growth. The group continues to migrate subscribers from the analog service to the higher revenue and higher margin digital service. The South African pay-television market is relatively mature, and the group does not expect the total number of subscribers in that market to increase substantially.

The following table shows the growth of subscribers in each of the group’s markets:

	March 31,
	2006	2005	2004	2003	2002	CAGR(1)
SUBSCRIBERS (THOUSANDS)
AFRICA
South Africa	1,251	1,148	1,076	1,045	1,057	4.30%
Rest of Sub-Saharan Africa	385	336	292	260	224	14.50%
Total Africa	1,636	1,484	1,368	1,305	1,281	6.31%
MEDITERRANEAN
Greece	311	304	291	256	265	4.08%
Cyprus	63	60	60	54	53	4.42%
Total Mediterranean	374	364	351	310	318	4.14%
Total Subscribers	2,010	1,848	1,719	1,615	1,599	5.89%
___________

(1)	Compounded annual growth rate calculated from March 31, 2002 until March 31, 2006.

Africa

The African business is operated through MultiChoice and MultiChoice Subscriber Management Service (Proprietary) Limited (“MSMS”) (collectively “MultiChoice South Africa”), and MultiChoice Africa Limited (“MultiChoice Africa”), each an indirect wholly owned subsidiary of Naspers Limited. The African business provides pay-television and subscriber management services in 48 countries throughout Africa and the adjacent Indian Ocean islands. The group has ownership interests through MultiChoice South Africa and MultiChoice Africa in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In many other Sub-Saharan African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa’s subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

The pay-television service consists of terrestrial analog networks as well as direct-to-home digital satellite television (“DStv”) bouquets on four separate satellites: Eutelsat W4 KU-band, Eutelsat SESAT Ku-Band, PAS 10 C-band and PAS 7 KU-band. In Namibia, the terrestrial analog network was replaced with a Digital Terrestrial Transmission (“DTT”) network.

South Africa

MultiChoice South Africa offers customized M-Net premium analog terrestrial services consisting of sport and movies, as well as the premium DStv digital bouquet consisting of 74 video channels (including 6 Indian and 3 Portuguese), 8 data channels, 40 audio music channels and 25 radio channels. Viewer favorites are M-Net (Africa’s premier pay-television channel), the SuperSport channels, M-Net Movies 1  & 2, M-Net Series, Discovery Channel, National Geographic Channel and Animal Planet. During fiscal 2006, enhancements to the DStv bouquet in South Africa included the addition of 5 video channels to the DStv digital bouquet - MK 89 (Afrikaans Youth Music Channel), Boomerang (Kids animation channel), The Home Channel (Lifestyle Channel broadcasting on weekends only), CCTV 9 (English-language 24-hour news channel with a Chinese perspective) and SuperSport 8 (Portuguese Soccer Channel). In addition to 5 permanent video channels, DStv also broadcasted Events Channels (M-Net Holiday Channel, CNN/ MultiChoice Africa Journalist of the Year and Idols) and made enhancements to the Travel Channel, M-Net’s Academy Awards Broadcasts, Temptation and Carte Blanche as well as M-Net Series, BBC Food and Mindset Learn.

MultiChoice South Africa’s aggregate subscriber base in South Africa as of March 31, 2006 was 1,250,533 subscribers, an increase of 102,662 or 8.9% from 1,147,871 subscribers at March 31, 2005. The digital subscriber base in South Africa grew by 137,747 subscribers during fiscal 2006 (from 895,346 to 1,033,093 subscribers) and as of March 31, 2006 accounted for 83% of the total number of pay-television subscribers in South Africa. The lower priced bouquet aimed at the emerging market (“DStv Compact”) grew to 42,000 subscribers. MultiChoice launched a personal video recorder (“PVR”) in October 2005 and sold 27,500 units during fiscal 2006 which contributed to the growth in the digital subscriber base. The analog subscriber base declined to 217,440 subscribers during the same period, primarily due to subscribers upgrading from the analog to the digital platform. As of March 31, 2006, MultiChoice South Africa’s subscriber base represented approximately 17% of South Africa’s television households.

South Africa is Africa’s largest economy, with a population of approximately 44 million people, and is Africa’s third largest television market, with approximately 7.5 million television households. The South African market is relatively mature. The joint venture companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net provides premium entertainment channels and SuperSport provides sports channels carried by MultiChoice South Africa and MultiChoice Africa on their pay-television platforms in Africa. Naspers owns directly or indirectly 60.1% of each of M-Net and SuperSport.

M-Net has output deals with all the major film and television studios, enabling it to screen quality movies, series and miniseries. M-Net compiles 15 entertainment channels for broadcast across the African continent. These channels are carried on various satellite platforms all of which are operated by MultiChoice Africa under the DStv brand.

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

The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to MultiChoice South Africa’s customers’ homes, where it is received by an antenna and decrypted by a set-top box. A satellite transmits the digital satellite signal. MultiChoice South Africa leases 9 KU-band (KU-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum) transponders on this satellite, and its uplink facilities are provided by Orbicom (Proprietary) Limited and British Telecom. Digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa and MultiChoice South Africa utilize the Irdeto conditional access system and third party set-top box technology that incorporates Irdeto’s software for their analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. MultiChoice Africa and MultiChoice South Africa utilize the Irdeto encryption and set-top box technology for their analog and digital platforms.

During the year ended March 31, 2006, MultiChoice South Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 1.92% on its analog subscriber base and 1.2% on its digital subscriber base. This compares to an average monthly net churn of approximately 2.02% on its analog subscriber base and 0.96% on its digital subscriber base during fiscal 2005. The net churn for the analog subscriber base excludes customers who upgraded to the digital service.

MultiChoice South Africa bills its subscribers monthly, in advance, in Rand. The following table sets forth certain pricing information for the South African businesses:

	Subscribers			Monthly Subscription Price		Equipment Price(1) (4) Purchase
	March 31,
	2006	2005	2004	Rand	U.S. $(3)	Rand	U.S. $(3)
	(thousands)

Analog	217	253	301	229.00(2)	31.03	550	74.53
Digital	1,033	895	775	419.00(2)	56.78	650	88.08
___________

(1)	Excludes price of satellite receiver in the case of digital service.

(2)	Includes price increase that occurred in April 2006.

(3)	Converted at the noon buying rate at September 15, 2006. (U.S. $1 = Rand 7.38)

(4)	In October 2005, MultiChoice launched a dual-view personal video recorder which retails at Rand 2,999.00. (U.S. Dollar 406.37)

Rest of Sub-Saharan Africa

The group offers terrestrial analog, digital terrestrial and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures, agents and franchises. MultiChoice Africa offers many of the same premium channels in Sub-Saharan Africa as MultiChoice South Africa offers in South Africa, including those broadcasting exclusive premium films and popular sports. MultiChoice Africa’s digital service features various bouquets with some 75 video channels (including the customized M-Net channel and many major international network channels), 8 data channels and up to 65 audio channels, which are transmitted to 48 countries in Sub-Saharan Africa, and adjacent islands. As of March 31, 2006, MultiChoice Africa and its subsidiaries and joint ventures had 384,216 Sub-Saharan African subscribers to its DStv digital satellite and terrestrial services and 819 Sub-Saharan African subscribers to its terrestrial analog service, compared to 333,781 digital and 2,373 analog subscribers as of March 31, 2005. This represents an increase of 14.5% from fiscal March 2005 to March 2006.

The marketing efforts of MultiChoice Africa’s Sub-Saharan pay-television business are focused on the major cities in each of the countries served on the basis that households in these major metropolitan areas are more likely to be able to afford its services than rural households. In line with the focus on serving niche markets, a new satellite, SESAT, was introduced during fiscal 2005 to accommodate the expansion of the digital subscriber base for the French and Portuguese bouquets. A dedicated sports channel for the Portuguese bouquet was introduced during the year to further cater for the Portuguese market. The addition of a number of new English language channels has allowed the premium DStv bouquet to maintain its position as the leading offering in the market. The company has intensified its focus on providing localized programming to subscribers especially in Africa - this includes the enhancement of the Africa Magic channel and the addition of free-to-air channels in Zambia, Zimbabwe, Mozambique, Uganda and Botswana.

During fiscal 2006, its Sub-Saharan African operations experienced an average monthly net churn of approximately 1.46% on the digital subscriber base, as compared to average monthly net churn of approximately 1.65% on the digital subscriber base for fiscal 2005.

The following table sets out certain pricing information for MultiChoice Africa’s Sub-Saharan African businesses:

	Subscribers			Monthly Subscription Price(1)	Equipment Price(2)
	March 31,
	2006	2005	2004
	(thousands)

Analog	1	2	9	U.S.$ 35.00	N/A
Digital	384	334	283	U.S.$ 58.00	U.S. $ 200
___________

(1)	Represents the average price across all of MultiChoice Africa’s Sub-Saharan African businesses.

(2)	Includes the price of the satellite receiver.

MultiChoice Africa’s digital service is transmitted direct-to-home, on PAS10 C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz), the Eutelsat W4 KU-band, Eutelsat SESAT KU-band and PAS7 KU-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart card. MultiChoice Africa utilizes the Irdeto conditional access system and third party set-top box technology that incorporates Irdeto’ software for both its analog and digital platforms. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted digital programming.

MultiChoice Africa delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in two countries. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted scrambled television signal. When received by a customer, a decoder in a set-top box descrambles the signal and provides it to the customer’s television receiver. MultiChoice Africa is systematically shutting down its analog terrestrial networks on a country by country basis as more and more analog subscribers migrate to digital, making the terrestrial analog networks uneconomical on a selective basis. The analog transmission network will be closed down completely during the 2006 calendar year. In Namibia, the analog service was replaced with an innovative new Digital Terrestrial Transmission (“DTT”) service. Subscribers are now able to receive multiple channels in digital quality.

Mediterranean

Naspers offers terrestrial analog and digital pay-television services in Greece and digital satellite pay-television in Cyprus through its subsidiary NetMed NV (“NetMed”). At March 31, 2006 Naspers owned 74.9% of NetMed. Global Capital Investors II LP (“Global”), an investment fund managed by Global Finance SA, owned 8.5% of NetMed, Antenna Pay-TV Limited (“Antenna”), a subsidiary of Antenna SA, owned 4.1% of NetMed, and Teletypos owned 12.5% of NetMed. In terms of Agreements with Global and Antenna, Global and Antenna exercised their right to put their shares to MIH BV. After an extended valuation and negotiation process, MIH acquired from Global and Antenna their shares in NetMed for the sum of Euro 67.3 million on July 19, 2006. Naspers now owns 87.5% of NetMed with the remaining 12.5% owned by Teletypos.

NetMed manages its Mediterranean pay-television business through the following operating subsidiaries:

•
MultiChoice Hellas and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. NetMed, through Myriad Development B.V., controls 96.4% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held by Lumiere Television Limited (“LTV”).

•
NetMed owns 69.04% of MultiChoice Cyprus Holdings Limited and the remaining 30.96% is held by LTV. MultiChoice Cyprus Holdings owns 50.9% of MultiChoice (Cyprus) Public Company Limited (“MCC”), a company listed on the Cypriot Stock Exchange. Following a public offer in February 2006, LTV holds a further 32% direct stake in MCC. The remaining shares are publicly held.

•
NetMed, directly and indirectly through its subsidiary, Myriad Development BV, owns 100% of NetMed Hellas SA (“NetMed Hellas”). NetMed Hellas operates the FilmNet and SuperSport premium pay-television channels in Greece.

•	Synergistic Network Development S.A. is 100% owned by NetMed and is responsible for signal transmission and distribution.

NetMed’s Nova bouquet includes 50 channels, of which 44 are Greek channels or foreign channels dubbed or sub-titled in Greek. Subscribers also get access to more than 250 other European channels which are available on the same satellite as the Nova bouquet. The Greek language channels that are included in the Nova service (such as FilmNet, SuperSport and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, MGM, TCM, National Geographic, Animal Planet, Jetix Kids and E! entertainment. SuperSport features exclusive sporting events for the Greek and Cypriot markets.

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

The total number of the group’s pay-television subscribers for the Mediterranean region was 374,451 households at the end of fiscal 2006, up from 363,739 at the end of fiscal 2005, an increase of 2.9%. During fiscal 2006, the analog subscriber base in Greece declined by 22,732 to 71,994 households, while Nova (the digital satellite television service) maintained its leading position in the region by adding 30,224 digital subscribers to end the fiscal year with 239,536 subscribers. As of March 31, 2006, NetMed had 62,921 subscribers in Cyprus. During fiscal 2006, NetMed experienced an average monthly net churn of approximately 1.4% (2005: 1.1%) on its total subscriber base in Greece.

NetMed experienced a decline in subscribers from 2001 to 2003 due to market confusion as a result of the launch and subsequent liquidation of a competing pay-television service in Greece, Alpha Digital Synthesis S.A. (“Alpha Digital”). In September 2002, Alpha Digital entered into liquidation. Recent events have also seen the emergence of a new administration for the A Division of Greek football league, which has been renamed the SuperLeague. Despite the new administration, further turmoil is expected in future seasons.

NetMed has secured the rights to a significant volume of games (112 of a total of 125 games per season) of Europe’s premier football club competition, The Champions League, for the next three seasons commencing, 2006/07. The remaining thirteen games (per season) will be broadcast by the Greek state broadcaster. The acquisition of The Champions League programming rights should help reduce NetMed’s dependence on Greek football although complete success will be dependent on the participation of Greek teams, whose performance tends to be erratic. NetMed secured the television rights to 13 of the 16 Greek football teams for the 2006/07 season. The Greek state broadcaster has entered the market and secured the rights to 3 teams, including the rights to the top team in Greece, for the next three seasons. The status of football in Greece, however, remains uncertain, with several clubs, including one of the four most popular, facing financial difficulties. Despite these difficulties, clubs have received no tax relief from the Greek government and are unlikely to do so in the near future. NetMed has withdrawn from all court cases pertaining to the broadcasting rights of football teams, but continues to pursue teams for damages where they have breached their broadcasting agreements, although there is no certainty as to the outcome and the legal process is proving to be extremely lengthy.

NetMed markets its Nova digital service as an upscale alternative to the premium analog package. It expects the majority of the growth in its digital platform to come from new subscribers supported by the acquisition of the critical mass of the SuperLeague and Champions League. Previously digital growth has come largely from subscribers that upgrade from the analog service. Through March 31, 2006, approximately 20% of the growth in NetMed’s Greek digital subscriber base comprised analog subscribers who converted to the digital service. Overall, 32% of the total current Greek digital subscriber base was analog subscribers in the past.

In February 2006, the attention of NetMed was drawn to press reports in Cyprus of negotiations between LTV and the large Cyprus telecommunications provider (“CYTA”) for the supply of channels by LTV to CYTA for distribution on its broadband network. At the time, LTV was a 30.96% shareholder in MultiChoice Cyprus Holdings and 10.98% shareholder in MCC. NetMed was of the view that the proposed arrangements with CYTA would be in breach of a number of agreements between LTV and NetMed and/or its affiliates, including MCC. Various legal proceedings, including arbitration proceedings under the London Court of International Arbitration (“LCIA”), injunction proceedings in the Cyprus courts and complaints to the Cyprus Commission for the Protection of Competition (“CPC”), have been initiated in order to protect the interests of MCC and its affiliates, and some of these proceedings are continuing. On February 28, 2006, LTV made a public offer for the shares in MCC which it did not already own.

On June 1, 2006, LTV announced that this Offer had been accepted by 27% of the shareholders of MCC, resulting in LTV becoming the direct owner of 32% of the shares of MCC.

On July 7, 2006, LTV withdrew the carriage of its channel on the Nova Cyprus platform thus depriving Nova Cyprus of one of its premium channels. Nova Cyprus in turn has added elements of the premium Nova Greece channels (FilmNet and SuperSport) to its platform. However without the main driver of Cyprus football and other European football championships on the platform, churn is expected on the Nova Cyprus platform at the commencement of the various football championships during August 2006. As at August 31, 2006 Nova Cyprus had 20,947 subscribers.

On July 19, 2006, MCC began to experience difficulty in administering its analog subscriber base. MCC subsequently discovered that communications links between MCC and its subscribers had been severed by LTV. Attempts by MCC to gain access to its equipment located on LTV’s premises were refused and MCC was notified by LTV that it had terminated its analog channel carriage arrangement with MCC. MCC does, therefore, not provide analog service anymore.

MultiChoice Hellas has entered into a three year Agreement with Sigma in Cyprus for the carriage of Sigma Sports 1 & 2 channels, specializing in the broadcast of The Champions League.

Thailand

MIH disposed of its shares in UBC and MKSC for a total cash consideration of Rand 999.3 million, effective January 6, 2006. MIH’s sale of its shareholding in UBC to True Corp., which was already UBC’s largest shareholder, is in line with Naspers’ strategy to focus on its core competencies and allowed True Corp. to fully integrate UBC into its existing business.

Competitors and Competitive Position

MultiChoice South Africa’s digital and analog platforms in South Africa compete directly with the four free-to-air television channels in South Africa (which are also carried on MultiChoice South Africa’s digital bouquet) and indirectly with the internet, all live sporting events, motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other forms of entertainment.

MultiChoice Africa is the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which MultiChoice Africa broadcasts, however, there are numerous public and private free-to-air television stations, as well as, localized pay-television operations (both licensed and unlicensed). Digital direct-to-home (“DTH”), Cable, Digital Terrestrial (“DTT”) and Internet Protocol Television (“IPTV”) competitors have launched or are expected to launch pay-television operations across Sub-Saharan Africa. During the course of fiscal 2005, three DTH competitors launched their services in Nigeria. A new continental operator, MyTV, has launched a DTH service in Sub-Sahara Africa. We also saw the launch of some country specific cable and DTT pay-television operations. MultiChoice Africa believes that its wide selection of programming, distributed both terrestrially and on DStv, appeals to the broader African market.

MultiChoice South Africa recently lodged its application for a broadcasting license. The regulations applicable to this license have been finalized and the due date for all license applicants was August 31, 2006. The process of evaluating and granting of the license may take some time to conclude. At the conclusion of this process additional conditions may be imposed. The impact of these conditions will only be known at the time of granting of the license. Several other organizations will also be applying for a license. The number of broadcasting competitors will only be known at the conclusion of the licensing process.

In Greece and Cyprus, NetMed competes directly with free-to-air broadcast channels, including national Greek networks (such as ERT, Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna).

Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and Alpha Digital, had been granted licenses. Both had their licenses revoked, as Intersat failed to launch a digital television platform and Alpha Digital entered into liquidation. The Greek Post, Telecommunication & Telegraph (“PTT”) company, OTE launched a national satellite called HellasSat, serving Greece, the Balkans and greater Europe. The Greek regulatory process for issuing terrestrial licenses has been frozen for more than five years, a fact that may continue to retard the development of commercial opportunities for NetMed. ERT has launched DTT including a free-to-air movie channel and sports channel. This could dampen demand for pay-television movie and sports channels offered by NetMed if ERT deploys its channels commercially and further create pressure on rights acquisitions as ERT seeks content for these channels. Delays in acquiring DTT frequencies for pay television could also prevent NetMed from developing other TV distribution platforms which would form a natural extension.

New technologies have been adopted in Cyprus where a broadband network has been laid down by CYTA. A further independent broadband platform, Primetel, has also launched a package consisting of basic and premium pay-television channels as well as high speed internet and bundled telephony services. A rival digital satellite pay-television operation on HellasSat, named AthinaSat, launched in May 2005, with a basic and premium package of 12 channels. In addition, over the last few months LTV has begun offering its premium channel (including exclusive Cypriot football) to CYTA and PrimeTel, a DSL operator, and deals with other satellite and cable operators are pending. Since the carriage of LTV’s premium channel on MCC’s bouquets was terminated in June 2006 (digital) and July 2006 (analog), discussions have taken place about the renewed carriage of such channel by MCC, but no agreement has been reached.

Seasonality

The group’s pay-television business experiences an increase in the level of subscriber churn during the respective summer holiday seasons, particularly in Greece and Cyprus where the conclusion of the football and basketball seasons coincide with summer, when many subscribers travel away from their primary residence and engage in other forms of leisure. In Africa, the start of the European Football season is normally characterized by subscriber growth.

Technology

Irdeto

The group’s subsidiary, Irdeto, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals. The products control subscriber access to content, services and events across all media platforms, including digital television, internet protocol (IP) streaming media and delivery of video services on mobile platforms. Irdeto offers customers over 40 years of experience in the pay-media industry and a range of skilled resources and properties.

As at March 31, 2006, Irdeto had 194 customers (including the affiliated companies MultiChoice South Africa, MultiChoice Africa and NetMed) in more than 40 countries. During the year ended March 31, 2006, Irdeto sold approximately 5.8 million personalized digital smart cards and other devices with a total of approximately 21 million shipped to date since 1995 when digital smart cards were first launched. Smart cards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. During the year, Irdeto acquired 50 new customers in all regions of the world.

Irdeto continues to innovate and improve the security-related aspects of its products. On-going action against pirate networks continued to deter pirates from attempting to compromise Irdeto technology.

In April 2006, Irdeto acquired a competitor, Philips CryptoTec, which was the conditional access business of Philips, based in Eindhoven, The Netherlands. The acquisition brought expert staff and market share, increasing Irdeto’s customers to 300 in 60 countries.

Entriq

Entriq is investing in content protection and subscriber management services for new broadband markets. Consumption of broadband media on the internet continues to grow and in some markets like Korea and China, is now the dominant form of internet usage. During the last year, Entriq continued to invest in content protection, subscriber management technologies and ASP services for broadband markets including a turnkey digital store solution.

Entriq made further progress on the development of its global network for media authorization. This is a secure, reliable service for distribution and selling media online and across platforms including PC, mobile telephones and extending into IPTV.

Entriq’s clients are in three major market sectors: sports, music and entertainment. Some of Entriq’s clients include: The Winter Olympics by nbcolympics.com and Intel ViiV platform, Viacom for Comedy Central, Channel 4 for Big Brother in the UK, Pro Sieben for distribution of content in Germany, UEFA for European Champions League, MTV US (radio channels on Sprint) and MTV UK integrating with major UK carriers.

MediaZone

Broadband presents an opportunity to reach small audiences not otherwise serviced through traditional distribution channels. Mediazone has invested in building web portals where niche content is aggregated and offered via subscription packages. These channel categories include sports (e.g. rugby), international (e.g. ChinaPortal and KuduClub) and lifestyle. Current events covered include Wimbledon, Fiba Basketball Championship and Super 14 Rugby.

Competitors and Competitive Position

The extent and nature of competition among smart card manufacturers is in large part determined by the ability to provide secure products that effectively combat piracy at competitive prices, the ability to offer superior customer service and the ability to acquire new clients, as the cost of switching for existing customers can be high. Irdeto’s main competitors are NDS Group plc and Nagravision S.A., which provide conditional access systems to operators utilizing a range of platforms.

Competition for Entriq’s products and services are determined by the ability to provide content protection and subscriber management services to enable customers to sell pay media online and to mobile devices. Entriq faces competition in all the individual elements of its overall service offering such as DRM, billing and subscriber management, mobile content management and rendering. Entriq’s competitors include companies like The Platform, Extend Media and Brightcove. It is expected that new competition could enter the market as forecasts continue to grow, especially for delivery of pay media over broadband and media rich content to mobile devices. Entriq’s license billing and subscriber software competes with products from companies such as CSG Systems.

MediaZone competitors for consumer-facing aggregated paid video service include JumpTV, Setanta, RooTV, TotalVid, PlanetVu.  On a more generalized “video content aggregation & delivery to consumers” level, competition would include traditional cable and satellite providers such as Comcast and Dish, especially those offering a Video on Demand model.

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

The South African internet market currently has approximately 3.6 million internet users and between 800,000 and 1 million dial-up subscriber homes. Growth in the dial-up internet market has slowed dramatically. Broadband access has shown some growth in recent years and there are currently about 175,000 broadband users in South Africa but the number of users lags comparable economies.

M-Web Holdings had approximately 300,000 dial-up subscribers and 44,000 broadband ADSL subscribers at March 31, 2006, which translates to an approximate 37% market share of the internet subscription market in South Africa.

The following table summarizes subscriber numbers and subscription fees for M-Web Holdings’ dial-up, ADSL broadband and web hosting services.

	Subscribers			Monthly Subscription Price
	March 31,
	2006	2005	2004	Rand	U.S. $(1)
	(thousands)

Dial-up	299.6	324.0	242.0	145	20
ADSL Broadband	44.4	19.4	4.6	258	35
Web and server hosting	7.5	7.5	2.1	316	43
___________

(1)	Converted at the noon buying rate at September 15, 2006. (U.S. $1=Rand 7.38)

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

Thailand

During the year ending March 31, 2006, the group disposed of its ISP assets, comprising 62.5% interest in Internet Knowledge Service Center Company, an entity that holds a majority stake in KSC Commercial Internet Company. The group’s internet investments in Thailand now comprise M-Web (Thailand) Limited (“M-Web (Thailand)”). As of March 31, 2006, the group held an effective economic interest of 100% in M-Web (Thailand).

The group believes that there are approximately seven million consumer internet users in Thailand and that advertising and on-line consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Revenue from these sources in Thailand will not be significant for some years.

M-Web (Thailand) provides a comprehensive internet experience in the Thai language, which is tailored to the Thai culture via the portal Sanook! (www.sanook.com). M-Web (Thailand) extended its operations during the year ended March 31, 2006 through the introduction of broadband streaming services offering both audio and video content. The business also extended its search capabilities via a commercial arrangement with Google. Significant revenues from these sources are not expected in the medium term.

China

Tencent

As at March 31, 2006, Naspers had a 36.1% interest in Tencent. Tencent is a provider of services based on the “QQ” instant messaging platform to Tencent Computer and Shiji Kaixuan, the licensed instant messaging operator in China. Tencent’s core market is mainland China, with QQ services also deployed in Taiwan, Japan, Thailand and South Africa.

Tencent is a leading provider of internet services and mobile value-added services in China, with the largest instant messaging (“IM”) community in China, according to iResearch. Tencent’s IM platform, branded QQ, allows users to communicate in real-time across the internet as well as mobile and fixed line telecommunications networks using various terminal devices. Tencent has attracted internet and mobile users to pay for its consumer-oriented internet and mobile value-added services and products, including the download of avatars (images representing a user’s virtual identity) and the participation in online casual games. As of March 31, 2006, Tencent had 220.5 million active user accounts. In addition, Tencent has been able to leverage the traffic in its online community to market online advertising services to its corporate clients.

Tencent provides services and products which have evolved into a variety of value-added services for IM users, including various fee-based IM service packages, entertainment and information content services, e-mail, chat rooms, dating services, casual games, massive multiple-player online games and user home pages. Tencent’s QQ Game Portal has become the leading casual game portal in China. Tencent’s mobile and telecommunications value-added services include mobile chat, Interactive Voice Response services, ringback tones, mobile music and pictures, mobile news and information content services, mobile games and other telecommunications value-added services.

In early 2005, revenues from Tencent’s IM services were negatively affected by the deactivation and related fee reversal of inactive customer accounts undertaken by Chinese mobile operators. In addition, revenues from mobile chat services declined as a result of the termination of the fee sharing arrangement with China Mobile for Tencent’s 161 Mobile Chat service, which was finalized in the quarter ended June 30, 2005.

The operation of telecommunications businesses in China, including Tencent’s internet related IM, internet content provision, online entertainment, online advertising businesses and other telecommunications value-added services, is subject to extensive regulation by the Chinese government. Due to such regulation, the internet services and mobile and telecommunications value-added services are provided by Tencent’s wholly-owned subsidiaries in China, pursuant to contractual arrangements with Tencent and two domestic Chinese companies wholly-owned by Tencent’s founding shareholders. In compliance with both IFRS and U.S. GAAP, Tencent consolidates the financial statements of these two domestic companies because, in substance, the contractual arrangements give Tencent control over the voting rights of these domestic companies.

Tencent currently has three principal lines of business: Internet value-added services, mobile and telecommunications value-added services and online advertising.

Internet value-added services provide the main platform on which Tencent’s user community is built. IM is at the core of Tencent’s internet value-added service platform. QQ is a comprehensive service platform that utilizes IM and other value-added services to create an online community. Internet value-added services also include community services such as the QQ.com portal and entertainment services such as casual games, avatars, massive multiple-player online games, electronic pets and user home pages that include blogs and photo albums. For the quarter ended March 31, 2006, the peak number of simultaneous online user accounts was 19.6 million, and during the 16-day period ended March 31, 2006, the average number of daily user hours was 272.2 million and the average number of messages sent daily was 2,883.8 million.

Mobile and telecommunications value-added services are also an important segment of Tencent’s business. Mobile QQ is a mobile based extension of Tencent’s QQ service, which allows its users to access the QQ network via their mobile phones and communicate in real-time with other QQ users. Value-added services include Mobile chat, ringback tones, mobile music, image and picture download services, mobile news and mobile games. As of March 31, 2006, there were approximately 9.5 million registered subscriptions for fee-based mobile and telecommunication value-added services provided directly by Tencent or through mobile operators.

On July 6, 2006 China Mobile, one of China’s largest mobile operators, announced new regulations regarding the provision of Mobile value added services (“MVAS”) to its users. These new regulations require MVAS providers to give new subscribers one month’s free trial of their services and obtain double confirmation of new subscriptions. They also require fixed fee subscriptions in place of pay per message billings for existing subscribers and MVAS providers to send monthly reminders to existing subscribers that the service is still active, giving them the opportunity to cancel. These regulations may impact Tencent’s MVAS revenues going forward.

Online advertising has been growing as well. Tencent sells advertising space on its QQ software client and websites that generate significant impressions daily. The QQ software client enables targeted advertisements such as “log-in flashes” and “system messages” to deliver high resolution images to the end user’s PC screen. Tencent began generating advertising revenues relating to Internet searching functions in recent periods.

Competitors and Competitive Position

In South Africa, M-Web Holdings’ main competitors in the internet access business are Telkom SA, ABSA and various other ISPs that operate in this market. The country’s main mobile operators, Vodacom and MTN, have also begun to offer internet access subscription services through their 3G networks. Telkom SA is pursuing customers before a second network operator becomes operational. Once operational, the second network operator may enter the residential and corporate access internet market with competitive pricing. A number of companies offer e-commerce solutions to retailers. In the hosting and web development market, the competition is strong with some well-known companies, including UUNet and Internet Solutions, a subsidiary of Dimension Data.

Regulatory developments, including the granting of licenses to new operators, may affect the competitive position of Naspers’ internet operators and must be taken into consideration when evaluating competitive positions. You should read “—Regulation” for more information about the regulatory environment in Naspers’ key markets.

The market for internet and telecommunications value-added services in China is highly competitive and competition is expected to increase continuously. As the industry is relatively new and is rapidly evolving, the basis of competition is expected to shift frequently, offering opportunities for new competitors to enter our markets. In addition, as China continues to open its telecommunications value-added services market to foreign investors, Tencent may face increased competition from international competitors that may establish joint venture companies with local companies to provide services based on the foreign investors’ technology and experience developed in overseas markets. Several of Tencent’s existing competitors, as well as a number of new potential competitors, may have significantly greater financial, technical and marketing resources than Tencent.

Tencent’s main competitors in the overall internet and telecommunications value-added services market in China are local internet portals. Tencent competes directly with these portals to provide comprehensive Internet and mobile and telecommunications value-added services to Chinese consumers. In addition to these horizontal portals, other foreign competitors such as MSN, Yahoo and AOL, which have substantial brand recognition and large user bases outside China, may leverage such strengths to increase their market position in the China Instant Messaging (IM) market. Some of China’s domestic telecommunications operators may have plans to launch their own branded mobile chat or IM services with the telecommunications services they are currently offering, further increasing the level of competition in this sphere. In the area of mobile and telecommunications value-added services, Tencent also faces competition from a large number of competitors that provide an expanding range of product offering.  Tencent believes the visibility for this highly competitive sector is still low due to the recent policy changes introduced by the mobile operators, and local players may market their services more aggressively to increase their market share thereafter. In the online entertainment market, Tencent also faced competition from a number of local game developers and operators in the mini casual games, advanced casual games and massive multiplayer online game (“MMOG”) market.

The enterprise IM market in China is in an early stage of development. MSN, AOL and Yahoo may have plans to enter the enterprise market upon interoperability. Enterprise software companies in China may also provide IM functionality in their products in the future.

Print Media

Overview

Media24 is a leading print media concern in Africa, with its main operations in South Africa. The Media24 group is a large publisher of magazines and newspapers and a printer and distributor of magazines, newspapers and related products in Africa. In addition, Media24 is establishing internet businesses that compliment and draw from existing strengths and areas of expertise and are rapidly evolving as leaders in their specific segments. Media24 is also the holding company for Via Afrika, the book publishing and distribution business, and the group’s private education business, Educor. The print media segment consists of three sub-segments, namely Newspapers, Magazines and Printing, Books and Education.

Newspapers, Magazines and Printing

Media24’s current newspaper portfolio consists of more than 50 titles and the magazine publishing division publishes approximately 57 titles. At March 31, 2006 Naspers owned a 92.1% interest in the Paarl Media group, which is engaged in providing a printing service to both our own magazines as well as third party magazine publishers. NND24 does most of the distribution of the magazines for the group, as well as for external customers. Approximately 17% of total newspaper circulation revenue and 6% of total magazine circulation is generated from subscribers; the balance is achieved via delivery to a wide network of retail and smaller merchandisers.

Media24 acquired an additional interest of 7.5% in Paarl Media Holdings (Proprietary) Limited (“Paarl Media Holdings”) for a cash consideration of Rand 180.0 million during April 2005. Media24 now has an interest of 92.1% in Paarl Media Holdings.

The print media industry in South Africa is fairly mature. Media24 has expanded its business over the past few years by adding a series of new titles to its stable and through a series of small acquisitions.

Media24 streamlined its printing operations in 2000 by merging with the Paarl Post Web group to establish Paarl Media Holdings. Media24 has established new infrastructure and production resources and buildings as part of a comprehensive replacement and refurbishment program. A new litho web printing plant costing approximately Rand 175 million was commissioned in September 2005 in Gauteng. This plant will concentrate on commercial printing and some magazine printing.

Further capital investments of approximately Rand 120 million and Rand 40 million will be incurred over the next eighteen months at the newspaper printing presses in Johannesburg and Cape Town, respectively, to provide additional capacity for the circulation of the recently launched tabloids, Daily Sun and Son.

Newspapers

Media24 conducts its newspaper publishing and printing business through its newspaper division. The current newspaper portfolio consists of more than 50 titles. A number of new titles were added to the portfolio in recent years.

The five Media24 daily newspapers, Die Burger, Beeld, Volksblad, The Natal Witness (50% shareholding) and the Daily Sun, provide regional news coverage. The Daily Sun, based in Gauteng and now the largest selling daily in South Africa, was rolled out into the Free State, KwaZulu Natal and the Eastern Cape in the latter half of 2003. The Afrikaans tabloid Son is now published every weekday in the Western Cape. The Sunday papers, Rapport, City Press and Sunday Sun, are printed in three cities and distributed nationally. Media24 also has a strong group of regional and community newspapers.

The significant newspaper titles and related information published by Media24 are summarized below:

Newspaper	Circulation(1)	Year Established	Region	Language

Dailies
Daily Sun	463,691	2002	Gauteng Eastern Cape KwaZulu Natal Free State	English
Beeld	105,114	1974	Gauteng	Afrikaans

			Mpumalanga Limpopo
Die Burger	99,288	1915	Eastern Cape Western Cape	Afrikaans
Volksblad	27,669	1904	Free State North West	Afrikaans
Natal Witness	23,603	1846	KwaZulu Natal	English

Weeklies
Soccer Laduuma	295,833	1997	National	English
Son	184,179	2003	Eastern Cape Gauteng	Afrikaans
Sunday
Rapport	313,528	1970	National	Afrikaans
Sunday Sun	195,850	2001	National	English
City Press	187,741	1982	National	English
Community Newspapers
Paarl Post	17,006	1905	Paarl	Afr/Eng
District Mail	13,855	1926	Somerset West	Afr/Eng
Worcester Standard	10,338	1880	Worcester	Afr/Eng
Weslander	10,175	1972	Vredenburg	Afr/Eng
Vaalweekblad	10,100	1964	Vanderbijlpark	Afrikaans
Vaal Weekly	9,981	1998	Vanderbijlpark	English
Eikestadnuus	8,266	1950	Stellenbosch	Afr/Eng
Hermanus Times	7,319	1949	Hermanus	Afr/Eng
Potchefstroom Herald	7,209	1908	Potchefstroom	Afr/Eng
Carltonville Herald	5,480	1966	Carltonville	Afr/Eng
Vrystaat	4,423	1975	Bethlehem	Afr/Eng
Freesheets
City Vision (Johannesburg)	272,617	1992	Johannesburg	English
TygerBurger	268,122	1972	Cape Town	Afr/Eng
PE Express	89,798	1983	Port Elizabeth	Afr/Eng
MetroBurger	83,340	1980	Cape Town	Afr/Eng
City Vision (Cape Town)	70,000	1992	Khayalitsha	English
Vaal Vision	64,850	1989	Vanderbijlpark	Afr/Eng
Express	50,210	1991	Bloemfontein	English
Bloemnuus	42,342	1982	Bloemfontein	Afr/Eng
Vista	37,601	1971	Welkom	Afr/Eng
Ons Stad	37,196	1983	Bloemfontein	Afr/Eng
Noordwes Gazette	30,000	1997	Potchefstroom	Afr/Eng
UD Nuus	29,911	1971	Uitenhage	Afr/Eng
Vanderbijl Ster	24,544	1980	Vanderbijlpark	Afr/Eng
Goudveld Forum	23,178	1983	Welkom	Afr/Eng
Vereeniging Ster	22,306	1980	Vereeniging	Afr/Eng
Noordkaap	22,079	1982	Kimberley	Afr/Eng
Sasolburg Ster	11,601	1996	Sasolburg	Afr/Eng
Kroonnuus	8,462	1986	Kroonstad	Afr/Eng
Maluti	7,939	1991	Bethlehem	Afr/Eng
Meyerton Ster	7,193	1997	Meyerton	Afr/Eng
Noord Vrystaat Gazette	6,457	2000	Parys	Afr/Eng
__________

(1)	Audited Bureau for Circulation (“ABC”) figures: average per issue, last three months (above: April - June 2006).

The newspaper division is equipped with a modern network of newsprint facilities. All five of the major print facilities have been upgraded or completely replaced since 1997. These projects, which required significant capital expenditures, are expected to yield advantages over the lifetime of the printing presses due to expected lower future operating costs, improved quality and an increase in third party commercial work. Further capital investments are planned to provide additional capacity.

Magazine Publishing

Media24 is a leading publisher of consumer magazines in South Africa. This division publishes a portfolio of consumer magazines in South Africa which include the family magazines Huisgenoot, You, Drum, tvplus and Move!, the women’s magazines Sarie, Fairlady and True Love, the creative living magazines, Ideas (formerly known as Woman’s Value and Dit), Tuis and Home, as well as the leading financial magazine, Finweek. The Touchline-subsidiary with its magazines, such as Men’s Health, Shape, Sports Illustrated, Golf Digest, Kick Off, Bicycling SA and Runner’s World also forms part of this segment. This division has entered into partnerships with international partners such as Emap plc to publish international titles, such as FHM and Heat. In 2005 they entered into a license agreement to publish Readers Digest. In fiscal 2006 new title launches included Go! (which was launched due to the success of the Afrikaans outdoor magazine, Weg!), Shop and Lééf met hart en siel, Your Child, Men’s Health Living, Real Simple (under license from Time Inc) and MaxPower (under license from Emap plc). In July 2006, Media24 acquired the motoring portfolio of magazines including TopCar, TopDeal and TopBike titles as well as a television magazine program TopCar for Rand 15.5 million. The existing titles are being repositioned and TopCar was relaunched with an Afrikaans language edition called TopMotor.

The following is a summary of the significant titles published by Media24’s magazine division:

Magazine	Circulation(2)	Year Established	Frequency	Language

Finance
Finweek	29,457	1979/1984	Weekly	English/ Afrikaans

General interest
Huisgenoot	354,266	1916	Weekly	Afrikaans
You	227,879	1987	Weekly	English
tvplus	164,626	1999	Fortnightly	English/ Afrikaans
Heat	78,429	2004	Weekly	English
Drum	75,367	1951	Weekly	English/Zulu
Reader’s Digest	62,399	2005	Monthly	English
Landbouweekblad	42,164	1919	Weekly	Afrikaans
Insig	14,044	1987	Monthly	Afrikaans

Men’s
FHM	111,260	1999	Monthly	English
Men’s Health	89,249	1997	Monthly	English

Parenting
Your Pregnancy(3)	30,058	1998	Alternate-monthly	English
Baba & Kleuter	25,463	2000	Monthly	Afrikaans
Your Baby	24,609	1995	Monthly	English
Your Child(3)	15,133	2005	Alternate-monthly	English

Sport
Kick Off SA	62,113	1994	Fortnightly	English
Sports Illustrated	37,806	1986	Monthly	English
Golf Digest	28,821	1995	Monthly	English
Bicycling SA(3)	20,347	2002	Alternate-monthly	English
Runner’s World	18,702	1993	Monthly	English
Zigzag Surfing Magazine(3)	15,282	1976	Monthly	English
The Wisden Cricketer(3)	10,728	2004	Alternate-monthly	English

Teen /Youth
Saltwater Girl(3)	45,360	2001	Monthly	English

Seventeen	39,546	2003	Monthly	English
National Geographic Kids	27,695	2004	Monthly	English
Blunt(3)	13,207	1997	Monthly	English

Women’s
Sarie	131,280	1949	Monthly	Afrikaans
True Love	117,819	1972	Monthly	English
Cosmopolitan	114,340	1984	Monthly	English
Fair Lady	82,881	1965	Monthly	English
Move!	72,208	2005	Fortnightly	English
Shape	46,975	2000	Monthly	English
Leef	43,794	2005	Monthly	Afrikaans
Real Simple	34,502	2005	Monthly	English

Creative Living
Tuis/Home	86,933	2004	Monthly	Afrikaans/ English
Idees (formerly Dit)	79,097	2001	Monthly	Afrikaans
Ideas (formerly Woman’s Value)	56,349	1980	Monthly	English

Other niche
Weg	95,054	2004	Monthly	Afrikaans

(2)	ABC figures: average per issue, last three months (above: April - June 2006).

(3)	ABC figures: average per issue, last six months (above: January - June 2006).

Printing and Distribution

Media24 has a 92.1% interest in Paarl Media Holdings. Media24’s printing interests are divided into its newspaper print facilities (which are included in and managed as part of the newspaper business) and Paarl Media Holdings (which encompasses all print interests other than newspapers).

Paarl Media (Proprietary) Limited, a wholly-owned subsidiary of Paarl Media Holdings, specializes in publication of gravure and litho-web magazines, brochures and advertising material printing at its advanced facilities in Montague Gardens, Cape Town (called Paarl Gravure), Paarl (called Paarl Web and Paarl Print) and the newly commissioned Paarl Web Gauteng facility in Johannesburg. Gravure is a printing process mainly used for high-speed production of large print runs at constant speed and of high-quality. It closely resembles the photographic process. Litho-web presses use a photo chemical process based on the principle that water and oil do not mix. In respect of all publication gravure and heatset web printing work performed by the facilities, including pamphlets, inserts and advertising material, Paarl Media Holdings processes an estimated 40% of such printing work in the South African market. All four plants (Paarl Gravure, Paarl Web, Paarl Web Gauteng and Paarl Print) are able to process digital material. Paarl Print offers, in addition to the printing of books, diaries and magazines, heatset web print for commercial work, labels (UV flexo, self-adhesive and litho), and specialized bindery services. This includes luxury binding for bibles, hard and soft cover/sewing/PUR binding/perfect binding/saddle stitching.

With respect to books, Paarl Print holds an estimated 25% share of the South African book printing market.

Media24’s business also incorporates distribution networks, which complement the editorial and printing functions. NND24, a division of Media24, distributes Media24 and third party magazines and newspapers.

24.com

The group’s position has enabled it to establish several consumer related internet businesses. These businesses command a large proportion of South Africa’s internet traffic although many of them are still in a start up phase. The most popular properties draw as many as 2.5 million unique visitors per month. The group’s key consumer related internet businesses have now been combined, together with the development expertise within MWEB into a single unit known as 24.com.

24.com is a general consumer portal offering various consumer and e-commerce services and is underpinned by an array of special interest properties which provide services and content relating to news; women’s interest; motoring; property; health; finance and food.

Seasonality

Media24’s business performance is stronger during the Christmas season. Advertising revenues accelerate from October to December and then decrease in January and February, normally recovering in March. Similarly, in the rush to prepare for the Christmas season, printing and distribution activities build up from October to November, before slowing down in January. As Naspers’ fiscal year ends on March 31, the financial results for the second six months are typically stronger than those for the first six months, barring contrary general economic trends.

Raw Materials

Paper and ink (and related chemicals) are the principal raw materials required for publishing activities. Media24 has not experienced and does not anticipate severe difficulties in obtaining adequate supplies of paper or ink and chemicals for its operations, with sourcing available from suppliers, locally and internationally. Prices, however, do fluctuate as is the case with most commodities. For Media24, pricing can be affected by the volatility of the Rand and in some respects the price of international crude oil since the key ingredients for manufacturing the ink (or, if the ink is imported as a finished product, the ink itself) are sourced from outside of South Africa and because some inks are oil based. Media24 therefore expects production costs to be impacted by the volatility of the Rand and the increase in the oil price. Contracts with the two main newsprint suppliers are typically for two or three years. One contract will be renewed in calendar 2006 and the other in calendar 2007.

Competitors and Competitive Position

Media24’s main competitors in South Africa include:

•	Caxton Printing and Publishing Limited (“Caxton”), a JSE listed company, with significant interests in newspaper, magazine and book printing facilities, magazine publishing and some newspapers.

•
Independent Group—part of Independent plc (Ireland), a large newspaper publisher and printer in South Africa with multiple titles, including The Star, Business Report, The Argus and Cape Times. It recently launched a daily tabloid in the Western Cape, the Daily Voice, which competes directly with Media24’s Son product. Independent plc (Ireland) also publishes two Conde Nast titles in South Africa under license (GQ and Conde Nast House & Garden).

•
Johnnic Communications Limited (“Johncom”), a JSE listed company, with newspaper and magazine publishing interests, owns the Sunday Times and 50% of the Financial Mail and Business Day. They have acquired the Sowetan and the Sunday World from New Africa Investments Limited.

The two key indicators of competitive position are circulation and advertising revenue. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Media24. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives available in these markets. Media24 competes for advertising revenue with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

In the printing market, competitive factors include the quality and location of printing presses, distribution capabilities and technological advancements. In printing, Caxton, Interpak and Intrepid Printers (Proprietary) Ltd are the main competitors.

Books

Overview

Via Afrika is a leading African book publisher, seller and distributor of innovative and quality reading, learning, listening and viewing products in various formats. Via Afrika controls a number of different businesses operating as independent business units in two segments as follows:

•	Publishers and agents: including general, religious, educational and academic publishers as well as digital content providers.

•	Retail and distribution: traditional niche academic bookstores, book and music clubs and warehousing and distribution services.

The following provides a brief summary of Via Afrika’s various book related business units:

Business Unit	Nature of Business	Brand Names and Imprints
Publishing and Agencies
NB Publishers	General publishing in Afrikaans and English	Tafelberg, Human & Rousseau, Pharos, Kwela and Best Books
Jonathan Ball Publishers (including Book Promotions and Horizon Library Services)	Publishing and distribution of general English books	Jonathan Ball, AD Donker, Sunbird Agent and distributor for Harper Collins, Hodder Headline, Simon & Schuster, Orion, Bloomsbury, Scholastic and others
Lux Verbi.BM (50%)	Publisher of Christian books and products	Lux Verbi.BM, NG Kerk Uitgewers, Protea, Hugenote and Waterkant.
Nasou Via Afrika (70%)	Publishing of educational school text books	Nasou, Via Afrika, Action, Juta Gariep and Idem.
Collegium (Botswana) (55%)	Publishing of educational school text books in Botswana	Collegium
Van Schaik Publishers (70%)	Publishing of academic text books	Van Schaik Publishers
Future Entrepreneurs (70%)	Publishing of learning and teaching support materials for schools in digital formats	Future Entrepreneurs

Retail and Distribution
Afribooks (40%)	Retail distributor of school text books and stationery	Afribooks
Van Schaik Bookstores	Academic book retail and content manager	Van Schaik Bookstores

Leisure Books and Leserskring	Direct marketing clubs for books, music, videos, DVD’s and related products	Leisure Books, Leserskring
On the Dot Distribution	Distribution of books, music, stationery and certain electronic products	On the Dot Distribution
Content Solutions	Print-on-demand service provider of customized academic course packs.	Content Solutions

During February 2005, Nasou Via Afrika (Proprietary) Limited acquired the publishing rights and author contracts of Juta Gariep for a consideration of Rand 26.0 million. The publishing rights were mainly for school text books, but also included some educational products and toys, branded Idem.

During July 2005, Via Afrika sold the entire issued share capital of its wholly owned subsidiary Computicket (Proprietary) Limited to Shoprite (Proprietary) Limited for a purchase price of approximately Rand 69.0 million.

On June 1, 2006, Via Afrika acquired a 70% interest in Ailenroc Bemarking en Opleiding (Proprietary) Limited which trades under the name Future Entrepreneurs. The purchase consideration consisted of an upfront cash payment of Rand 12.3 million and an additional Rand 6.5 million that is contingent on whether the business achieves certain earn-out targets over the next two years. Future Entrepreneurs produces learning and teaching support material for the school market in electronic and other formats.

During June 2006, Via Afrika closed its religious book retail division, Lux Verbi Retail, as it was no longer economically viable.

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

Private Education

Educor is the leading provider of private education in South Africa. It offers programs ranging from adult basic education and training to higher education and corporate training. Educor is primarily involved in the delivery of further education and training and higher education in South Africa. The further education and training programs provide the foundation for higher education and focus on the returning adult and not just the school leaver. Educor operates its private education business through a number of subsidiaries, the large majority of which are wholly owned, and is structured in two divisions as follows:

Damelin (face to face education)

Educor’s key brand Damelin is represented in all major South African business centers and has over 45 campuses throughout South Africa. Educor’s programs are delivered in three principal ways: face-to-face in the classroom and on campus, via supplementary distance learning and through corporate on-site executive education.

Damelin focuses on higher education and further education and training for full and part time learners. Damelin also focuses on higher education and further education and training, providing programs such as sound engineering, game ranging and sports club management. The Graduate Institute of Management and Technology (“GIMT”) offers customized education for corporate executives and runs public programs for management.

Midrand Graduate Institute (“MGI”) provides higher education covering the arts, commerce and technology fields as well as the Cambridge A and O level programs to prepare learners for higher education programs. Milpark Business School provides both undergraduate and post-graduate education such as masters in business administration (“MBAs”).

International Colleges Group (“ICG”) (distance education)

ICG provides vocational education to over 50,000 students. ICG specializes in distance education, sometimes enhanced by contact sessions. ICG operates traditional distance learning colleges Intec and Damelin, as well as Academy for Mathematics and Lyceum College.

The private education sector in South Africa is increasingly subject to government regulation. Some of the changes will negatively affect Educor’s business. The Department of Education, for instance, is imposing stricter controls on the accreditation and registration of private education programs and courses. The Department of Education has, in particular, expressed concerns regarding the number of MBAs offered in South Africa and has recently revoked accreditation of a number of institutions. Educor’s MBA program, offered by Milpark Business School, has been provisionally accredited. Educor and the other institutions that have been provisionally accredited have been given two years to introduce some specified changes to the programs to ensure that the accreditation becomes unconditional.

Seasonality

Educor’s business is seasonal as approximately 60% of its students sign up in the first three calendar months of the year (the beginning of the South African academic year). Marketing plans and sales initiatives need to be prepared by October of the prior year, meaning that operating costs leading up to that period are typically higher than during the remainder of the year.

Competitors and Competitive Position

Educor competes with international and local universities and creators of educational materials. Competition is based on the ability to deliver quality products at competitive prices that appeal to the school boards, educators and government officials making purchasing decisions. Public universities are Educor’s main competitors in South Africa. International competitors include Bond University and the University of Southern Queensland. Some of the international competitors’ MBA programs have recently lost their accreditation and the indicators are that some of them will exit the South African market. Local competitors include Adcorp Holdings Limited, Advtech Limited and Privest Group Limited.

MIH Print Media24

The print media investments outside of South Africa are conducted by MIH Print Media, a division of the MIH group.

China

MIH Print Media has a 9.9% interest in BMC. BMC is a media company principally engaged in the sale of advertising space, production of newspapers and trading of print-related materials. BMC’s revenue is mainly derived from the sale of advertising space in Beijing Youth Daily, Beijing’s second largest newspaper in terms of circulation. BMC also performs the layout and arranges for the printing of Beijing Youth Daily and supplies paper and other print-related materials to printers of Beijing Youth Daily and other publications.

BMC’s revenue depends substantially on the demand for advertising space in Beijing Youth Daily, which is driven by readership profile and circulation figures. These in turn depend on readers’ satisfaction with the content of the Beijing Youth Daily, over which BMC has no control. Advertisements in Beijing Youth Daily are derived, amongst others, from the Beijing real estate market. A downturn in the Beijing real estate market or stricter regulation of it would adversely affect BMC’s advertising revenue.

Subsequent to the year end, MIH Print Media acquired a 20.2% interest in Titan, a leading company in the field of Chinese sports publishing. It is anticipated that through a further acquisition MIH Print Media’s shareholding will increase to 37%.

Rest of Sub-Saharan Africa

MIH Print Media trades in Africa as Media24 Africa. It has a 50% interest in East Africa Magazines, a joint venture magazine publisher with the Kenyan Nation Media group. The products published in Kenya include True Love East Africa and Drum. In Nigeria Media24 Africa has been publishing Kick Off Nigeria since 2002 and True Love West Africa since 2005. A weekly soccer newspaper, Goal, was recently launched in Nigeria. Servicing the Angolan market, Media24 Africa recently launched a television magazine called TV24.

Brazil

In May 2006, MIH acquired, through its offshore subsidiary MIH B.V., a 30% stake in the leading Brazilian media company, Abril, for a cash consideration of Rand 2,557.3 million. The transaction provides Naspers with an opportunity to participate in the growing Brazilian media market through a leading enterprise.

Abril is the largest magazine publisher in Brazil and one of the largest media companies in Latin America. It has a 54% share of magazine circulation and 58% of magazine advertising revenues in Brazil. It publishes five of the top ten magazine titles in Brazil. Its flagship newsweekly, Veja, is the fourth highest selling weekly in the world, has a weekly circulation of approximately 1.1 million and an average readership of 8 million, the largest of any magazine globally not owned by a US-based group. In addition, Abril owns the country’s leading educational book publisher.

Intellectual Property

Naspers relies on a combination of patents, licensing arrangements, trade names, trademarks, copyrights and proprietary technology to protect its intellectual property rights. Naspers or its subsidiaries own, or have been assigned or licensed, the rights to several patents and have several patent applications in various jurisdictions relating to their proprietary technology. In addition, Naspers or its subsidiaries currently have numerous trademarks (pending and registered) in countries where they conduct business or could potentially conduct business in the future. Some of Naspers’ major trademarks include the names and logos of DStv, M-Net, SuperSport, MultiChoice, M-Web, QQ, Entriq and Irdeto. In respect of the internet, a number of domain registrations have been secured, also as a mechanism to protect print brands. The publishing activities of Media24, Via Afrika and Educor generally enjoy copyright protection. Naspers believes it has taken appropriate available legal steps to protect its intellectual property in the relevant jurisdictions.

Naspers may file additional patent and trademark applications in the future, although there can be no assurance that Naspers will be successful in obtaining patents or trademark registrations based upon these applications. Naspers intends to vigorously protect its intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use its content and technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which Naspers sells its products and services do not protect Naspers’ intellectual property rights to the same extent as do the laws of the United States.

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

The Competition Act provisions may be enforced by:

•	injunctions in respect of contraventions of the Competition Act;

•	orders against third parties to remedy anti-competitive activity;

•	the imposition of administrative fines;

•	orders for divestment of assets or businesses; and

•	claims for damages by persons injured by a contravention of the Competition Act.

The impact of the Competition Act on Naspers is difficult to predict, although it may make completing acquisitions in South Africa more difficult, and in many cases not feasible, for Naspers. Any action taken by the Competition Commission against Naspers could have a material impact on Naspers’ operations in South Africa.

The Independent Communications Authority of South Africa (“ICASA”) and the Competition Commission have concurrent jurisdiction over the investigation, evaluation and analysis of mergers, acquisition transactions and competition-related complaints involving telecommunications and broadcasting matters, and have published a Memorandum of Understanding to regulate the manner in which they will cooperate on such issues.

Print and Electronic Media Regulation in South Africa

The Independent Communications Authority of South Africa Act, 2000 created ICASA. ICASA regulated broadcasting under the Independent Broadcasting Authority Act (the “IBA Act”) and the Broadcasting Act, 1999 and telecommunications under the Telecommunications Act, 1996 (“Telecoms Act”).

The Electronic Communications Act 36 of 2005 (“ECA”) became effective on July 19, 2006. The new law was intended to usher in further liberalization, competition and convergence. It repealed the IBA Act, most of the Broadcasting Act and Telecommunications Act. Both broadcasting and telecommunications are now predominantly regulated in terms of a single statute, though broadcasting still has a distinct chapter. The ECA substantially alters the current licensing framework and regulatory regime. Previously frequency was assigned together with the broadcasting license. Now the frequency will be licensed separately to the broadcasting service license. There are two additional license categories. These are electronic communications services and electronic communication networks. Licenses will be converted into the new framework. M-Net will therefore get a broadcasting and a frequency license. Orbicom’s broadcasting signal distributor’s license will be converted into an electronic communications network license. MultiChoice Subscriber Management Services’ (“MSMS”) value added network service (“VANS”) license will be converted into an electronic communications service license. The ECA also divides licenses into individual and class licenses. Individual licenses are expected to be more heavily regulated than class licenses which merely require registration. We expect that all the licenses currently held within the Naspers group will be converted into individual licenses.

The ECA also vests ICASA with the power to impose additional conditions on operators who have significant market power. It is difficult to predict the impact this may have on licenses within the Naspers group. The ECA introduced new levies for broadcasters that did not exist previously. Broadcasters are now required to make a contribution to the Universal Service and Access Fund, but are allowed to offset the annual Media Development and Diversity Agency (“MDDA”) contributions they make.

The IBA Act stipulated that no person may provide a broadcasting service except under and in accordance with a broadcasting license issued by ICASA under that Act. The jurisdiction of the IBA Act in relation to broadcasting was limited to broadcasting frequency bands and therefore excludes the regulation of satellite broadcasting which operates in a telecommunications frequency band. However, the Broadcasting Act provided for the regulation of satellite broadcasting and required satellite broadcasters to obtain a broadcasting license and authorization of all channels included in their service prior to such inclusion.

In order to accommodate satellite broadcasters operating prior to the enactment of this legislation, such as MultiChoice South Africa, the Broadcasting Act provided that a satellite broadcasting service which existed at the date of the commencement of that Act (June 30, 1999) would, on application for a broadcasting license in respect of that service, be deemed to have the necessary permission to continue broadcasting until such time as ICASA decided on that application. Prior to the Broadcasting Act coming into effect, MultiChoice South Africa submitted an application for a license. ICASA at that time indicated that they were expecting amendments to the legislation and would not consider applications until after such amendments had been effected.

The Broadcasting Amendment Act, 2002 made certain amendments to these provisions. Persons who, immediately before the commencement of this Act, provided a broadcasting service, were deemed to have permission to continue such service if such persons applied to ICASA for the necessary license within six months after the commencement of the Broadcasting Amendment Act 2002. MultiChoice South Africa applied for such license, and ICASA confirmed in writing that MultiChoice South Africa had satisfied the requirements in the Broadcasting Amendment Act and was deemed to have the necessary permission to provide its broadcasting service. The Broadcasting Amendment Act further provided that any person who immediately before the commencement of that Act provided an unlicensed broadcasting service consisting of more than one channel, was deemed to have permission to continue to include all such channels in its service, provided that the broadcaster applied to ICASA for authorization of the channels within three months after the publication of regulations prescribing the procedure and the conditions for channel authorization. ICASA has not as yet published these regulations. The ECA has in its transitional provisions protected these permissions.

ICASA released a Discussion Paper on Subscription Broadcasting on April 23, 2004. The Discussion Paper commenced the inquiry to determine the appropriate licensing and regulatory framework for subscription broadcasting services. ICASA requested commentary on how best to regulate subscription broadcasting services. The discussion paper covered a variety of issues relating to, amongst others, local content, license fees, duration of the license and must carry rules. MultiChoice South Africa made written representations in response to the discussion paper. On June 1, 2005, ICASA published its Position Paper on Subscription Broadcasting which set out its policy on the regulations on local content, a code of conduct for subscription broadcasters, license fees, advertising limits and the process for authorizing channels. ICASA further indicated that it would not regulate technology standards, packaging of bouquets, electronic program guides (“EPGs”), conditional access systems and the exclusive acquisition of content, as they believed general competition law would suffice.

ICASA issued its invitation to apply for satellite and cable licenses on January 31, 2006. The closing date for applications was July 31, 2006 which date was later extended to August 31, 2006. MultiChoice South Africa submitted its application before this deadline. MultiChoice expects a number of players, including traditional telecommunications operators, to apply.

M-Net’s broadcasting license was renewed on June 1, 2002 on substantially the same terms and conditions as its previous license. The new license expires on March 31, 2010.

On June 9, 2004 ICASA gave notice in the Government Gazette that it was considering the amendment of the subscription television broadcasting service license of M-Net. The amendments under consideration were the closure of open-time and the re-wording of the ownership and control clause. M-Net made written representations opposing these amendments. Subsequently, ICASA confirmed the closure of open time, but did not proceed with any changes to the ownership and control provision. The amendment will take effect on April 1, 2007.

In 2002 ICASA reviewed the existing limitations on control of broadcasting services. The IBA Act prohibits one or more foreign persons from, directly or indirectly, exercising control (as defined) over, or having an interest in excess of 20% in, a commercial broadcasting licensee. In addition, no person may, directly or indirectly, exercise control over more than one commercial television broadcasting license. The Act also prohibits a person in a position to control a newspaper from controlling a television license, in cases where the newspaper has a circulation of 20% of the total newspaper readership in an area that overlaps substantially with the relevant television license area. ICASA has considered these rules in respect of commercial broadcasters (other than multi-channel broadcasters). ICASA has recommended that the percentage limitation on foreign ownership should be raised to 25%. While relaxing the rules in respect of radio, no material changes were made for television or the cross media control rules except to tighten the drafting in respect of the latter. The Minister has yet to table these recommendations in Parliament.

In respect of multi-channel broadcasters such as M-Net and MultiChoice South Africa, the Broadcasting Act mandates ICASA to assess whether these rules should be applicable to multi-channel broadcasters. ICASA may make recommendations for the amendment of these provisions to the Minister of Communications, who has to table them in the South African Parliament. Until such recommendations have been adopted by Parliament they do not apply to multi-channel broadcasters. ICASA is considering this question as part of the subscription inquiry referred to above. ICASA, in the aforementioned Position Paper on Subscription Broadcasting, made the recommendation that these rules should not apply to subscription broadcasters (such as M-Net and MultiChoice South Africa). These recommendations have been sent to the Minister of Communications for tabling in Parliament. The Minister has yet to table these recommendations in Parliament.

The Broadcasting Act provides that subscription broadcasting services may not acquire exclusive rights for the broadcast of national sporting events identified by ICASA in consultation with the Ministers of Communications and Sport. In July

2003 ICASA published a position paper and regulations on sports broadcasting rights. The regulations identify national sporting events which cannot be acquired exclusively for broadcasting by subscription television broadcasting licensees, and which are required to be broadcast live or delayed live or delayed by free-to-air television broadcasting licensees. This prohibition has been retained in the ECA.

In terms of the Telecoms Act, the provider of a VANS (defined as a telecommunication service provider to one or more customers concurrently, during which value is added for the benefit of customers), is required to hold a license to provide such service. This includes internet service providers. In terms of the Act, a VANS may not be used for the carriage of voice and may only be provided by means of facilities provided by Telkom SA, the incumbent fixed-line operator or the second national operator (“SNO”). The SNO has now been licensed but has yet to launch commercially. The prohibition on VANS providing voice service has been lifted in the ECA, provided the VANS provider obtains the necessary license.

MSMS, as an internet service provider, is required to hold a VANS license under the Telecoms Act. Nevertheless, Section 40(1)(b) of the Telecoms Act provides that any person who, immediately prior to May 20, 1996, provided a VANS in terms of certain agreements, is deemed to be a holder of a license to provide such services, provided that such person applies to the Authority within six months or such extended period as the Authority may allow, for a license in terms of the Act. In addition, this section of the Telecoms Act provides that the Authority must grant the application and issue a license to such person. In accordance with the aforesaid legislation, and after repeatedly extending the period within which deemed VANS licensees would have to apply for a VANS license, ICASA notified all affected parties during the first quarter of 2004 of a three month period within which VANS providers would have to reapply for their licenses. On May 20, 2005, the Minister of Communications published regulations for VANS services. The regulations require VANS operators to pay a variable license fee of 0.1% of their license fee income and to have 15% equity ownership by historically disadvantaged individuals within one year and 30% equity ownership in 2 years, from the date of the issuance of the license. ICASA has since issued MSMS a VANS license which is valid for a period of 10 years and may be renewed.

Sentech Ltd (a parastatal entity) became the first entrant into the fixed mobile broadband internet provision market when it began offering its MyWireless service. Sentech derives its regulatory entitlement from a Multimedia Service license which it was granted in 2002. Sentech could therefore become a competitor to MultiChoice South Africa and MSMS.

The Regulation of Interception of Communications and Provision of Communication-Related Information Act, 70 of 2002 (“the Interception Act”) was passed on January 22, 2003, but is yet to come into effect. The Interception Act imposes requirements on telecommunication service providers (such as M-Web Holdings) licensed under the Telecoms Act to provide telecommunication services which have the capability to be intercepted and to store communication-related information. The cost incurred in enabling this telecommunications service of being intercepted and the storage of the communication-listed information must be borne by the telecommunications service provider concerned. The Interception Act also requires telecommunications service providers, at their own cost, to acquire facilities and devices, determined in terms of a directive, with the capability to intercept and store communication-related information. Telecommunication service providers must also contribute to an ISP assistance fund. For approximately 12 months, Telkom, the mobile operators and the ISPs, either individually or by way of their industry bodies, have been engaged in a consultation process with the government in an attempt to agree on regulations setting the parameters of their obligations in terms of the Interception Act. Technical standards, data storage periods and costs have been some of the issues under discussion.

The Electronic Communications and Transactions Act of 2002 intended, among other things, to facilitate and regulate electronic communications and transactions and e-commerce. The Act’s effects include, but are not limited to:

•	providing for the recognition of electronic records, data messages and electronic signatures, the admissibility of data messages as evidence and facilitation of electronic contracting;

•	requiring the registration of cryptography providers, which would appear to include any provider of encryption services and products, such as MSMS; MSMS has now registered as a cryptography provider;

•
providing for the voluntary registration of authentication service providers, which would include products relating to electronic signatories and digital certificates, and may have an impact on M-Web Holdings;

•	providing for consumer protection in relation to electronic transactions, including providing certain information and ensuring payment systems are secure;

•	establishing voluntary personal data protection provisions and the requirement for registration of critical databases;

•	establishing a .za internet domain name authority by the Minister of Communications;

•	providing for the limitation of liability of service providers, including ISPs, in certain circumstances; and

•
providing for “cyber inspectors”, with powers, among other things, to monitor and inspect web sites or information systems and to investigate the activities of cryptography service providers. The cyber inspectors will have fairly extensive powers of search and seizure.

The Media Development and Diversity Agency Act, 2002 establishes an agency which, among other things, aims to support media development and diversity projects. Depending on the content of future regulations under this Act, participants in the media industry will make agreed contributions for this purpose. Media24 has agreed to contribute Rand 1.2 million per year for the next four years. In addition, MultiChoice South Africa, M-Net and SuperSport have agreed to collectively contribute Rand 1.2 million per year for the next four years.

The Information Communications Technology (“ICT”) sector has submitted a draft charter to the Minister of Communications. In order to be published as a Code of Good Practice, the draft charter must be published in the Government Gazette for public comment for a period of 60 days. Thereafter the charter will be finalized as a Code of Good Practice. The draft charter has yet to be published in the Gazette. Naspers will comment on the charter when it is published in the Gazette. The ICT draft charter has set targets in respect of ownership, management and control, human resource development, procurement, enterprise development, corporate social investment and access to ICTs. The primary objects of the charter are to enable the meaningful participation of black people in the sector. The charter, once finalized, is likely to have a material impact on ICT companies within the Naspers group.

As in other countries, the print media is governed by a number of laws which restrict the content of published information.

Rest of Sub-Saharan Africa

Regulation of Pay-Television in Sub-Saharan Africa

MultiChoice Africa is licensed to operate terrestrial rebroadcast pay-television services in Botswana, Ghana, Malawi, Namibia, Nigeria, Uganda and Zambia, either directly or through a local joint venture partner or representative. In a number of these countries the regulatory systems are undergoing change, thereby imposing new compliance obligations on the group.

Pay-television services are licensed in Nigeria and Ghana. Namibia and Uganda operate on the basis of authorization granted by the regulatory authorities. In Ethiopia, Kenya and Tanzania discussions are underway with the relevant regulatory authorities concerning the licensing and regulation of pay-television services. In Zambia, the Independent Broadcasting Authority Act was passed in December 2002, but the regulatory authority set up in terms of that Act, is yet to be established. MultiChoice Africa has, in terms of the Act, applied for authorization of its pay-television services and continues to operate legally until such time as the regulatory authority is established and pronounces on its application.

In Botswana, following extensive discussions with the regulatory authorities, MultiChoice Africa has instituted review proceedings against the terms of the broadcasting license issued by the authorities to the joint venture operation in Botswana. In Angola, the government has promulgated a Press Law which could have foreign ownership limitation implications for MultiChoice Africa. MultiChoice Africa is currently engaging with the regulators in each of these territories on the appropriateness of such regulation to pay television and specifically to a multi-channel satellite operator.

We expect other countries on the continent, where MultiChoice Africa has not previously been regulated, to follow suit and start regulating pay television.

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

The Free-To-Air Law. Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA, the state owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. Greek Radio Television was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with Greek Radio Television on October 15, 1994, pursuant to which NetMed Hellas’ encrypted service was transmitted on frequencies allocated by Greek Radio Television. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the Minister of Finance and ratified by Law 2328/95. The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995, which relates to the transmission of a second encrypted service on frequencies allocated by Greek Radio Television and was also approved by a joint ministerial decision. These agreements require NetMed Hellas to pay certain fees to Greek Radio Television equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of approximately Euro 2.9 million each year to secure these payments.

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

Synergistic Network Development S.A., a wholly owned subsidiary of NetMed, acquired a ten-year telecommunications license in December 1999 to uplink data and video from Greece..

Digital Terrestrial TV and new rules. The Greek Government has announced that it will propose a new law for media which will govern digital terrestrial television, the licensing of terrestrial free to air television stations, the shareholding structure of media companies and the transmission of television on new media networks dedicated to television.

The draft bill has not been officially circulated yet and the new regulations will affect the business of NetMed and the competitive environment in which it operates.

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

The Provisions on the Administration of Foreign Invested Telecommunications Enterprises set forth the minimum capital requirements and approval procedures for establishing a foreign invested telecommunications enterprise. A foreign invested telecommunications enterprise providing value added telecommunications services in more than one province must have a registered capital of at least Renminbi (“Rmb”) 10 million. If a foreign invested telecommunications enterprise provides value added telecommunications services only within one province, the minimum registered capital is Rmb 1 million. “Within one province”, as interpreted by officials, apply to the providers who own servers located in only one province. The establishment of a foreign invested telecommunications enterprise must be approved by the Ministry of Information Industry. In addition, approval from the Ministry of Commerce or its relevant local counterpart is also required for such establishment.

All value added telecommunication service providers, whether foreign invested telecommunication enterprises or domestic companies, must obtain an operating permit from the Ministry of Information Industry or its relevant local counterpart. In July 2006, the Ministry of Information Industry issued a notice to regulate the cooperation between foreign investors and domestic operators of value-added telecommunications services (“Operating Companies”). The notice prohibits Operating Companies from leasing, transferring or reselling operating permits or provide resources, premises or facilities to foreign investors in any disguised form. Pursuant to the notice, the Operating Company or its shareholders must own the domain names and trademarks used in a value-added telecommunications business. The premises and infrastructure (such as servers), which the Operating Company requires for its business, must be located within the geographic area for which the Operating Company has obtained its permit to operate value-added telecommunications services.

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

Publishing. Publishers of newspapers and periodicals must obtain a publication permit from GAPP before conducting publishing business. Newspaper and periodical publishers must be wholly state-owned entities; foreign investment is not permitted.

For each newspaper or periodical a publisher wishes to publish, it must obtain a “publication number” or kan hao. Such publication number will only be issued after examination and approval by GAPP. Pursuant to the publication number, the periodical would be permitted for publication and for domestic circulation and, in certain circumstances, for circulation overseas. Each kan hao is issued by GAPP for a particular publication for a specified frequency of publication, number of pages and circulation. A publisher may not change any of these elements without GAPP’s approval.

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

Distribution. Chinese law distinguishes between “general”, wholesale and retail distribution of print media. In principle, the publisher is also authorised to act as general distributor of the periodicals it publishes, or it may appoint a licensed general distribution company to exercise the right for it. The publisher may also appoint wholesale or retail distributors to perform all distribution functions on an exclusive or non-exclusive basis. Foreign-invested enterprises are allowed to engage in wholesale or retail distribution of books, newspapers and periodicals, but not in general distribution. To be authorized to establish distribution enterprises, both foreign and Chinese investors must have the capacity to distribute books, newspapers and periodicals. In April 2005, the Chinese government issued a notice permitting enterprises in which the State has at least 51-percent equity to engage in distribution. In August 2006, a notice issued jointly by several Chinese government departments, including GAPP, reiterated that foreign investment is prohibited in the general distribution of publications. Foreign investors must not disguise its investments in publishing or other propaganda-related businesses by operating activities such as publication distribution, printing or advertising.

4.C.                         Organizational Structure

Naspers Limited is the ultimate parent of the Naspers group. Its shares are listed on the JSE under the symbol “NPN”, and its ADSs are listed on the Nasdaq Stock Market under the symbol “NPSN”.

The following organizational chart presents a Naspers’ group structure and the legal ownership of some of Naspers’ significant subsidiaries, associated companies and joint ventures, by economic interest (excluding interests held by employee share trusts) as at September 15, 2006.

NASPERS
Electronic media
Print media
MIH
100%
Media24
50%
MNH
Pay Television
Internet
9.9%
30%
Abril
92.1%
paarl media
100%
100%
éducor
52.66%
3.82%
3.82%
52.66%
100%
Africa (Pty) Ltd
29.97%
29.97%
100%
Africa Ltd
Holdings (Africa)
100%
MWEB
Thailand
100%
36.1%
Tencent
NETMED
87.5%
Various
Greece
Cyprus
26.4%
100%
irdeto
100%
entriq

(1)	MultiChoice Africa (Proprietary) Limited is held directly by MIH Holdings. The pay-television operations in South Africa are conducted through MultiChoice Africa (Proprietary) Limited.

(2)	MultiChoice Africa Limited is held through MIH BV, a wholly-owned subsidiary of MIH Holdings, and owns interests in various subsidiaries that operate pay-television businesses in Sub-Saharan Africa.

(3)
The operations in Greece are conducted through NetMed Hellas and MultiChoice Hellas. NetMed Hellas is an indirectly owned subsidiary of MIH Holdings. NetMed, through Myriad Development BV, owns 96.4% of MultiChoice Hellas.

(4)
The operations in Cyprus are conducted through MultiChoice (Cyprus) Public Company Limited, of which 50.9% is owned by MultiChoice Cyprus Holdings Limited. NetMed has a 69.04% interest in MultiChoice Cyprus Holdings Limited.

(5)	M-Web (Thailand) is an indirect wholly-owned subsidiary of MIH Holdings.

(6)	During July 2006, MIH acquired from Global and Antenna their shares in Netmed. MIH now owns 87.5% of Netmed and the remaining 12.5% is owned by Teletypos.

The following table presents each of Naspers’ significant subsidiaries (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares of each subsidiary owned by Naspers as of March 31, 2006.

Name of Subsidiary	Percentage Ownership(1)	Business	Country of Incorporation
Electronic Media
MIH Investments (Proprietary) Limited	100.0	Holding company	South Africa
MIH Holdings Limited	100.0	Holding company	South Africa
MIH (BVI) Limited	100.0	Holding company	British Virgin Islands
Myriad International Holdings BV	100.0	Holding company	The Netherlands
MultiChoice Africa (Proprietary) Limited	100.0	Pay-television operator in South Africa	South Africa
MultiChoice Africa Limited	100.0	Pay-television operator in Sub-Saharan Africa	Mauritius
NetMed NV	74.9(2)	Holding company in the Mediterranean	The Netherlands
NetMed Hellas SA	74.9(2)	Content provider in Greece	Greece
MultiChoice Hellas SA	44.9	Pay-television operator in Greece	Greece
MultiChoice Cyprus Holdings Limited	51.7	Holding company in Cyprus	Cyprus
MultiChoice (Cyprus) Public Company Limited	26.4	Pay-television operator in Cyprus	Cyprus
M-Web Holdings (Proprietary) Limited	100.0	Internet content provider in Africa	South Africa
M-Web (Thailand) Limited	100.0	Internet service provider in Thailand	Thailand
Shanghai Sportscn.com Information Technology Company Limited	87.7	Online sport content provider in China	China
Irdeto Access BV	100.0	Pay-television content protection technology	The Netherlands
Entriq Inc.	100.0	Media management and protection technology	United States of America
Print Media
Media24 Limited	100.0	Print media	South Africa
Paarl Media Holdings (Proprietary) Limited	92.1	Printing	South Africa
Touchline Media (Proprietary) Limited	100.0	Magazine publishing	South Africa
Boland Newspapers (Proprietary) Limited	75.0	Newspaper publishing	South Africa
Via Afrika Limited	100.0	Book publishing	South Africa
Educor Holdings Limited	100.0	Adult training and higher education	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

(2)	During July 2006, MIH acquired from Global and Antenna their shares in NetMed. MIH now owns 87.5% of NetMed and the remaining 12.5% is owned by Teletypos.

The following table presents each of Naspers’ significant joint ventures (including direct and indirect holdings), the area of business, the country of incorporation and percentage of shares in the joint venture owned by Naspers as of March 31, 2006.

Name of Joint Venture	Percentage Ownership(1)	Business	Country of Incorporation
Electronic Media
MNH Holdings (1998) (Proprietary) Limited	50.0	Holding company	South Africa
Electronic Media Network Limited	60.1	Pay-television content provider in Africa	South Africa
SuperSport International Holdings Limited	60.1	Pay-television content provider in Africa	South Africa
Myriad International Programming Services BV	80.0	Programme content acquisition	The Netherlands

Print Media
The Natal Witness Printing and Publishing Company (Proprietary) Limited	50.0	Newspaper publishing and printing	South Africa
___________

(1)	The percentage ownership refers to the effective ownership percentage of the group, excluding any shares held by stock compensation plans in the group.

4.D.                 Property, Plant and Equipment

Naspers, Media24 and Via Afrika have their corporate offices in Cape Town. MIH Holdings has principal corporate offices in Hoofddorp (The Netherlands) and Johannesburg (South Africa).

The following table summarizes certain information regarding the principal facilities of the Naspers group as of August 31, 2006:

Description/Use	Location (In South Africa, unless noted)	Size m sqr	Owned/Leased

General & technology office (MIH & Irdeto)	Hoofddorp, the Netherlands	7,136	Leased
Subscription television office (MultiChoice)	Johannesburg	24,000	Leased
Subscription television decoder warehouse (MultiChoice)	Johannesburg	5,500	Leased
Subscription television regional office (MultiChoice)	Cape Town and Durban	4,380	Leased
Subscription television office (MultiChoice Cyprus)	Nicosia, Cyprus	1,265	Leased
Subscription television office (NetMed)	Athens, Greece	13,555	Leased
Corporate office (MIH China)	Beijing, China	881	Leased
Subscriber Internet Office (M-Web South Africa)	Cape Town	9,765	Leased
Subscriber Internet Office (M-Web Thailand)	Bangkok, Thailand	2,330	Leased
Subscriber Internet Office (Tencent)	Shenzhen, China	39,904	Leased
Subscriber Internet Office (Tencent)	Beijing, China	8,308	Owned
Technology Office (Entriq)	Carlsbad, USA	2,893	Leased
Technology Office (MediaZone)	Redwood City, USA	757	Leased
Technology Office (Irdeto)	Seattle, USA	2,062	Leased
Technology Office (Irdeto)	Seoul, Korea	945	Leased
Technology Office (Irdeto)	Beijing, China	2,379	Leased
General offices (Media24/Via Afrika)	Cape Town	32,500	Owned
Head office (Media24)	Auckland Park, Johannesburg	5,500	Owned
Printing - City Deep (Media24)	Johannesburg	8,835	Owned
Printing & offices (Media24)	Milnerton, Cape Town	31,263	Owned
Printing & offices (Media24)	Paarl	22,000	Owned
Printing & offices (Media 24)	Paarl	25,370	Owned
Printing & offices (Media 24)	Sandton	16,000	Owned
Printing & offices (Media 24)	Marlboro	16,500	Owned
Warehouse (On the Dot, Via Afrika)	Bellville, Cape Town	25,973	Owned
Warehouse (Via Afrika)	Umtata	4,875	Owned
Damelin Braamfontein (Educor)	Johannesburg	10,569	Leased
Damelin Randburg (Educor)	Johannesburg	35,000	Leased
ICG offices (Educor)	Cape Town	6,000	Owned
Milpark Business School (Educor)	Johannesburg	14,479	Owned
ICG Gauteng (Educor)	Braamfontein	5,935	Leased

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

While Naspers is not aware of any material environmental claims pending or threatened against it, and Naspers does not believe that it is subject to any material environmental remediation obligations, it cannot provide assurances that a material environmental claim or compliance obligation will not arise in the future.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Naspers’ financial condition and results of operations should be read in conjunction with Naspers’ consolidated financial statements and related notes included elsewhere in this annual report.

The Naspers consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See note 39 to Naspers’ consolidated financial statements for a reconciliation between IFRS and U.S. GAAP with regard to Naspers’ net profit/(loss) and shareholders’ equity, and the related description of the principal differences between IFRS and U.S. GAAP as they relate to Naspers.

Factors affecting comparability of historical results of operations and financial condition

For the year ended March 31, 2005 Naspers prepared its financial statements under SA GAAP as effective at that date. In accordance with the JSE Listing Requirements, the group was required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended March 31, 2006. As the group publishes comparative information in its financial statements, the date for transition to IFRS is April 1, 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE and the SEC.

In order to describe the impact of IFRS on the group’s reported results of operations and financial position, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement is described in note 2 of the annual financial statements and follows the guidelines set out in IFRS 1. Accordingly, the US GAAP reconciliation of and for fiscal year ended March 31, 2005 has also been adjusted to reflect the adjustments between IFRS and the previously reported SA GAAP information.

5.A.                 Operating Results

Introduction

Naspers was incorporated in 1915 under the laws of the Republic of South Africa. Naspers is a multinational media company with principal operations in electronic media (including pay-television, internet and instant-messaging subscriber platforms and the provision of related technologies) and print media (including the publishing, distribution and printing of magazines, newspapers and books, and the provision of private education services). Naspers’ activities are conducted through subsidiaries, joint ventures and associated companies. Naspers’ most significant operations are located in South Africa, with other operations located in Sub-Saharan Africa, Greece, Cyprus, China, Brazil, The Netherlands and the United States. The activities undertaken by Naspers’ business segments are described below.

Electronic Media

Pay-television

In Africa, MultiChoice Africa and MultiChoice South Africa provide television and subscriber management services to analog and digital pay-television platforms in countries throughout Africa and the adjacent Indian Ocean islands, and South Africa, respectively. The pay-television services comprise a variety of DTH digital satellite television (DStv) bouquets (the term used to describe the channels offered by a pay-television provider on a given platform) and terrestrial analog networks. The digital service in South Africa consists of approximately 74 video channels, eight data channels, 40 audio music channels and 25 radio channels. The digital service in Sub-Saharan Africa and adjacent islands consists of approximately 75 video channels, eight data channels and up to 65 audio channels.

The aggregate subscriber base in Africa (including South Africa) was approximately 1.64 million as of March 31, 2006 (2005: 1.48 million). The pay-television market in South Africa is now relatively mature, with approximately 1.25 million households as of March 31, 2006 (2005: 1.14 million). The digital base in Africa (including South Africa) grew by 188,182 subscribers to 1,417,309 in fiscal 2006 and now accounts for 87% of the total number of our subscribers on the African continent. Growth in revenue from digital subscribers was in part offset by the churn in analog subscribers.

M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net has output deals with film and television studios, enabling it to screen the best quality movies, series and miniseries. M-Net compiles 15 channels for broadcast across the African continent. SuperSport produces three 24 hour-a-day channels for DStv, covering more than 100 genres of sport. SuperSport has a pan-African sports channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, English Premier League, Italian Serie A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis is offered on other SuperSport channels.

MultiChoice Africa also has direct investments with fully staffed offices for pay-television services in Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania, and MultiChoice South Africa in Namibia and Botswana.

In the Mediterranean, NetMed operates analog and digital platforms in Greece and Cyprus. The total number of pay-television subscribers for the Mediterranean region amounted to 374,451 households as of March 31, 2006 compared to 363,739 households as of March 31, 2005. In October 2001, Alpha Digital entered the pay-television market in Greece and launched a 20-channel digital pay-television service. This contributed to the decline in the analog subscriber base in Greece during fiscal 2002 and 2003. In September 2002, Alpha Digital entered liquidation leaving NetMed as the sole pay-television operator in Greece. However, NetMed’s subscriber numbers did not fully recover when the commercial television company, AST, took over Alpha Digital’s contract with the majority of A Division Greek football teams. During fiscal 2006, the analog base in Greece declined by 22,732 to 71,994 households, while, Nova (the digital television service), maintained its leading position in the region by increasing its subscriber base from 209,312 as of March 31, 2005 to 239,536 as of March 31, 2006.

Technology

Naspers’ subsidiary, Irdeto, provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto has been providing encryption technology for more than 30 years, and specializes in designing, developing and marketing end-to-end solutions to manage and protect content from unauthorized access in both the television broadcast and internet environments. Irdeto provides conditional access products to 194 customers in more than 40 countries, and has issued approximately 21 million smartcards to subscribers. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services.

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

Internet

M-Web Holdings has developed a leading position in the African internet market, ending fiscal 2006 with approximately 300,000 dial-up subscribers, 44,000 ADSL broadband subscribers and 1,262 leased-line clients. M-Web Holdings’ “anytime, anywhere” philosophy enables its subscribers to access its content platforms via television, internet and wireless technologies.

M-Web (Thailand), Naspers’ internet platform in Thailand, is the leading local content service provider in Thailand and consists of nine consumer focused web sites.

Naspers’ principal investment in China is a 36.1% interest in Tencent, a provider of innovative community, real-time communications, entertainment, content and wireless and professional services based on the market leading consumer instant messaging platform known as “QQ”. Platform services are also deployed in Taiwan, Hong Kong, Macau, Japan and Thailand.

Print media

Newspapers, magazines and printing

Media24, Naspers’ print media subsidiary, publishes, prints and distributes a large number of newspapers and magazines in Southern Africa. Media24 has office and printing facilities in Cape Town, Bloemfontein, Port Elizabeth, Paarl and Johannesburg, and distribution facilities and infrastructure located throughout South Africa. Media24 publishes more than 50 newspaper and 57 magazine titles.

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

Operating Results

A key strategy of the Naspers group over the past years has been to seek opportunities in global markets to ensure growth in its electronic media platform business segment for television, internet and interactive services. Consequently, losses have been incurred as MIH Holdings invested heavily in these businesses in an effort to increase growth. Naspers incurred operating losses for each of the four fiscal years ended March 31, 2002. In fiscal 2003, Naspers returned to profitability with an operating profit of Rand 226.3 million, and during fiscal 2005 and 2006 Naspers made further progress with operating profits of Rand 2,469 million and Rand 3,004 million, respectively, as the profitability of Naspers’ pay-television businesses in its electronic media segment improved. Global or local economic challenges may impact the level of future operating profits.

Naspers’ operating results are affected by a number of factors, including the number of households subscribing to its pay-television platform and internet access services, the circulation of its newspapers and magazines, the number of students enrolling for educational courses, the level of advertising across its various media products, the number of books published and sold, seasonality, general economic conditions, competition, regulatory developments and fluctuations in foreign exchange rates. Foreign exchange rates can have an effect on Naspers’ reported earnings as it generates revenues predominantly in the local currencies of the countries in which it operates, while a substantial portion of its expenses are incurred in U.S. dollars and Euros.

Revenues. Revenues comprise pay-television and internet subscription revenue (52.4%), hardware sales (3.2%), technology revenue (2.5%), circulation revenue (5.8%), advertising revenue (15.9%), printing and distribution fees (5.7%), revenue from the publishing and sale of books (5.5%), tuition fees (3.1%), e-Commerce revenue (1.9%) and other revenues (4.0%). Naspers’ primary source of revenue is pay-television services, internet services and the advertising in and selling of magazines and newspapers. Hardware sales relate to revenue generated from the sale and maintenance of set-top boxes. Technology revenues include revenue generated from conditional access systems. Circulation revenue includes the cover price revenue received from the sale of newspapers and magazines. Advertising revenues include revenue received for advertisements placed in Naspers’ newspapers, magazines, internet sites and on its pay-television platforms. Printing and distribution revenue consists mainly of fees received from the printing and distribution of newspapers, magazines, books and related products. Tuition fees include the course fees paid by students to participate in the various educational courses and programs offered by Educor. Other revenues include mainly revenue relating to the sale of rights to backhaul charges and certain e-commerce services.

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

Depreciation and Amortization. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of Naspers’ tangible property, plant and equipment, including buildings, transponders, set-top boxes, manufacturing plant and equipment, vehicles and office equipment and assets under capital leases (mainly satellite leases). These charges are allocated between cost of providing services and sales and selling, general and administration expenses.

Critical Accounting Policies

Naspers’ consolidated financial statements include the financial position, results of operations and cash flows of Naspers and its subsidiaries. These financial statements are prepared in conformity with IFRS and include a reconciliation of consolidated net profit and consolidated shareholders’ equity to their equivalents under U.S. GAAP. IFRS and U.S. GAAP require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Naspers evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an ongoing basis. Naspers bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Naspers believes that the following accounting policies used in preparation of its financial statements prepared in accordance with IFRS are its critical accounting policies as they require management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. All of these critical accounting policies have been discussed with the audit committee.

Revenue recognition

Subscription fees. Pay-television and Internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for pay-television and internet services provided by the Group. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognized in the month the service is provided. Naspers believes that the accounting policy relating to the recognition of subscription fees is a critical accounting policy as subscription related revenue accounts for approximately 52.4% of Naspers’ total revenue.

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

The Naspers group analyzes, among other things, historic bad debt experience, customer credit worthiness, current economic trends in each country where its customers are located and customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Naspers group’s customers was to deteriorate, resulting in an impairment in their ability to make payments, additional charges may be required. The estimate may also change if the Naspers group experiences service failures or the number of disputes with customers increases.

Naspers believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the estimated level of doubtful debts may materially affect net profit. The estimate for doubtful accounts is a critical accounting estimate for all of Naspers’ businesses. The net bad debt expense as a percentage of sales over the last couple of fiscal years was approximately 0.5%. A 0.1% increase in bad debt expense as a percentage of sales would decrease operating profit by approximately Rand 15.7 million.

Useful lives of property, plant and equipment

Naspers calculates depreciation of property, plant and equipment on a straight-line basis so as to write off the cost of the assets over their expected useful lives less the residual value. The economic life of an asset is determined based on existing physical wear and tear, economic and technical ageing, legal or other limits on the use of the asset and obsolescence. If some of these factors were to deteriorate materially, impairing the ability of the asset to generate future cash flows, Naspers may accelerate depreciation charges to reflect the remaining useful life of the asset or record an impairment loss.

Leased transponders and transmitters, which are held in the electronic media—pay-television segment, represent approximately 32.8% (2005: 39.8%) of Naspers’ property, plant and equipment as of March 31, 2006. All of the Naspers group’s current transponder leases are capitalized and amortized over their expected useful life because the term of the lease covers at least 75% of the transponder’s estimated useful life.

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

Naspers considers this to be a critical accounting policy because any material change in the useful lives of Naspers’ property, plant and equipment would impact Naspers’ ability to generate future cash flows, depending on the asset, would have a material impact of the value of the property, plant and equipment stated on Naspers’ balance sheet and may decrease Naspers’ profitability. Naspers has had no significant changes in useful lives or book values of property, plant and equipment in recent years.

Valuation of goodwill and intangible assets

Naspers amortizes intangible assets with finite useful lives on a straight-line basis so as to write off the cost of the assets over their expected useful life. Goodwill is tested annually for impairment and allocated to cash-generating units for the purpose of impairment testing. The Naspers group also evaluates the carrying value of its tangible and intangible assets whenever indicators of impairment exist.

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

Goodwill is tested annually for impairment under both IFRS and U.S. GAAP. The goodwill impairment test under U.S. GAAP is performed by comparing the carrying value of each reporting unit to its fair value, which is based on discounted cash flows or market value of listed companies, whereas under IFRS, impairment is determined by comparing the carrying value of the cash-generating unit with its recoverable amount. The discount rates applied to the cash flows, the growth rate to extrapolate the cash flows and the basis for determining the recoverable amount are disclosed per cash-generating unit in note 6 to the consolidated annual financial statements. Naspers believes that the accounting estimate relating to goodwill impairment is a critical accounting estimate because, similar to the assessment of other intangible assets, the discounted cash flows are highly susceptible to change from period to period because it requires Naspers’ management to make assumptions about future sales volumes and the cost of providing services over the life of the goodwill and discount rates for media-based businesses in emerging markets and recognizing an impairment could have a material impact on the value of the goodwill reported on the Naspers group’s balance sheet and the level of its net profit.

Business acquisitions

Naspers accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by the group using internal or external valuations. The Naspers group uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values and others and believes that it uses the most appropriate measure or combination of measures to value each asset or liability. In addition, the group believes that it uses the most appropriate valuation assumptions underlying each of these valuation methods based on the current information available including discount rates, market risk rates, entity risk rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because the judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could impact the determination of the financial position and results of operations.

Inventory obsolescence

Naspers values its inventories, which consist mainly of raw materials (paper and ink), finished products (books) and set-top boxes and associated components, at the lower of cost or expected net realizable value, based on assumptions about future demand, market conditions and the useful life of the set-top boxes used by the Naspers group. Naspers monitors inventory levels periodically based on the expected usage of such inventory. If actual market conditions prove to be less favorable than those projected by management, additional inventory write downs may be required. No significant inventory write downs were made during the financial years ended March 31, 2006 or 2005. Naspers believes that its policy relating to inventory write downs is a critical accounting policy due to the assumptions and estimates that management is required to make in the determination of the expected realizable value of inventories.

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

During fiscal 2005, Naspers released valuation allowances against certain deferred tax assets in its Greek pay-television and South African book publishing operations, since it determined that the underlying future expected profitability will be such that it is probable that the deferred tax assets will be realized. The release of valuation allowances during fiscal 2005 resulted in the creation of additional net deferred taxation assets in the Greek pay-television business and South African book publishing operations of Rand 412.9 million and Rand 56.7 million, respectively. This did not recur to the same extent during fiscal 2006. As at March 31, 2006, Naspers has raised an aggregate valuation allowance against deferred taxation assets of Rand 727.4 million (2005: Rand 919.1 million). The timing and the amounts to be released from the valuation allowance or the creation of additional valuation allowances in the future is uncertain, as it mainly depends on the future profitability of the various business units to which these allowances relate.

Legal matters

Naspers is involved in legal disputes through its normal course of business. The outcome of these legal claims can have a material impact on Naspers’ balance sheet as well on Naspers’ net income. Naspers’ management estimates the potential outcome of these legal claims based on the most objective evidence on hand from internal and external legal advisors until such time that ultimate legal resolution has been finalized. Due to the uncertain nature of these issues, any changes in these estimates based on additional information as it becomes available could result in material changes to the financial statements in subsequent periods. As at March 31, 2006, Naspers has provided Rand 24.5 million (2005: Rand 25.9 million) for pending litigation matters. For more detail on these matters refer to “Item 8.A. - Legal Proceedings”.

Post-retirement medical liability

The group operates a number of post-retirement medical benefit schemes. The group provides for post-retirement medical aid benefits using the Projected Unit Credit method prescribed by IAS19,“Employee benefits”. Future benefits valued are projected using specific actuarial assumptions and the liability for in-service members is accrued over expected working lifetime. The liability is calculated by considering some key actuarial assumptions such as (1) the rate of healthcare cost inflation, (2) discount rate, (3) percentage members continuing after retirement and (4) average retirement age of members. The key actuarial assumptions made are disclosed in note 18 to the consolidated financial statements.

Any change in these assumptions could result in a material adjustment to the post-retirement medical liability stated on Naspers’ balance sheet as well as a material impact on Naspers’ net profit. A one percentage point increase in the rate of health care cost inflation would increase the post-retirement medical liability by approximately Rand 25.1 million, where as a one percentage point reduction in the rate of health care cost inflation would decrease the liability by Rand 17.6 million as at March 31, 2006. An average retirement age of one year younger than the assumed average retirement age will increase the liability by Rand 1.8 million, where as a one year older average age would result in a reduction of Rand 1.7 million in the liability at March 31, 2006.

Equity compensation benefits

The group grants share options/share appreciation rights (SARs) to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group’s employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period

Naspers considers this to be a critical accounting policy because any material change in the assumptions used to estimate the fair value of the share options/SARs issued could have a material impact on the value of the equity reserve or share-based payment liability stated on Naspers’ balance sheet as well as a material impact on Naspers’ net profit. Naspers has had no significant changes in the assumptions used to estimate the fair value of share options/SAR’s issued since the adoption of IFRS 2.

Currency policies

Naspers’ functional currencies are generally the local currencies of the countries in which it operates (currency of the primary economic environment), except for pay-television businesses in certain African countries where the functional currency is the U.S. dollar. Monetary assets and liabilities in currencies other than functional currencies are translated based on the exchange rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange rate gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Hedged items that meet the hedging criteria set forth in IAS 39 and FAS 133 receive similar treatment under both IFRS and U.S. GAAP. Gains and losses on transactions that do not meet the hedging criteria are marked-to-market and reflected in the profit or loss for each respective period.

On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rand based on the exchange rates prevailing at fiscal year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the exchange rate on the date of the transaction.

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

Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation (by more than the inflation rate) followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. Since December 2001, the Rand appreciated against the U.S. dollar and at March 31, 2006, the exchange rate was Rand 6.15 per U.S. $1.00. At September 15, 2006, the exchange rate was Rand 7.38 per U.S. $1.00.

Some companies in the Naspers group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currencies. At the Naspers group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

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

Results of Operations

The following table is derived from our audited consolidated financial statements as at and for the years ended March 31, 2006 and 2005 which have been prepared in accordance with IFRS, and sets forth the results of Naspers’ operations for the periods indicated:

	Year ended March 31
	2005	2006
	(Rand in millions)
Revenues:
Electronic media
Pay-television	7,746.6	8,903.3
Internet	696.3	898.0
Conditional access	255.3	352.3
Entriq	33.9	65.9
Print media
Newspapers, magazines and printing	3,374.1	3,983.1
Books	860.6	980.9
Education	547.2	536.3
Corporate services	3.9	(13.4)
Total revenues, net	13,517.9	15,706.4

Operating expenses:
Cost of providing services and goods	(7,725.8)	(8,753.7)
Selling, general and administrative	(3,311.5)	(3,948.7)
Other gains/(losses) - net	(11.7)	—

Operating profit	2,468.9	3,004.0

Operating profit/(loss) analyzed by business segment:
Electronic media
Pay-television	2,119.9	2,785.4
Internet	(67.6)	(152.6)
Conditional access	(46.5)	(0.4)
Entriq	(89.2)	(165.2)
Print media
Newspapers, magazines and printing	528.2	612.1
Books	52.8	66.8
Education	22.6	(83.8)
Corporate services	(51.3)	(58.3)
Operating profit	2,468.9	3,004.0

Finance costs, net	(217.0)	(11.4)
Share of equity accounted results	88.6	151.3
Profit/(loss) on sale of investments	(0.3)	74.4
Dilution profits	368.0	—
Profit before tax	2,708.2	3,218.3
Taxation	(256.5)	(934.8)
Profit/(loss) after tax	2,451.7	2,283.5
Minority interest	(116.9)	(157.2)
Profit/(loss) from continuing operations	2,334.8	2,126.3
Loss from discontinuing operations	50.0	31.8
Profit arising on discontinuing of operations	—	1,032.1
Net profit for the year	2,384.8	3,190.2

Results of Operations: 2006 Compared to 2005

Revenues

Total revenues increased by Rand 2,188.5 million, or 16.2%, to Rand 15,706.4 million during fiscal 2006 from Rand 13,517.9 million in fiscal 2005. The increase in revenues arose mainly as a result of increased subscription revenues, advertising revenues and book publishing and sales. The depreciation of the Rand in fiscal 2006 against the U.S. dollar had a positive impact on Naspers’ revenue earned outside of South Africa when reported in Rand. The Rand appreciated against the U.S. dollar from Rand 6.211 at March 31, 2005 to Rand 6.149 at March 31, 2006, a 1.0% appreciation. The average exchange rate between the Rand and the U.S. dollar for fiscal 2006 was approximately Rand 6.392 compared to Rand 6.215 for fiscal 2005, representing a depreciation against the dollar of 2.8%.

The table below sets out revenues by revenue type:

	Year ended March 31,
	2005	2006
	(Rand in millions)

Subscription	7,136.2	8,236.7
Hardware sales	436.6	510.3
Technology	280.9	390.7
Circulation	796.8	915.1
Advertising	2,035.9	2,489.9
Printing and distribution	752.3	891.2
Book publishing and sales	709.8	856.9
Tuition fees	480.4	485.9
e-Commerce revenue	229.7	304.3
Other revenue	659.3	625.4
Total revenues, net	13,517.9	15,706.4

Subscription revenues. Subscription revenues increased by Rand 1,100.5 million, or 15.4%, from Rand 7,136.2 million in fiscal 2005 to Rand 8,236.7 million in fiscal 2006. The increase was mainly a result of growth in the number of subscribers to the group’s pay-television services, an increase in subscription prices and the continued migration of pay-television subscribers from the analog system to the higher margin digital system.

Naspers’ digital pay-television subscribers in South Africa increased by 137,747, or 15.4%, to 1,033,093 subscribers at March 31, 2006 from 895,346 subscribers at March 31, 2005. The analog pay-television subscribers in South Africa decreased by 35,085 subscribers, or 13.9%, from 252,525 at the end of fiscal 2005 to 217,440 subscribers at March 31, 2006. The reduction in the number of analog subscribers in fiscal 2006 resulted primarily from Naspers’ strategy of migrating customers from analog to digital service. Where an analog subscriber converts to the digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. Naspers estimates that approximately 11.2% of the connections to digital pay-television service in South Africa in fiscal 2006 resulted from subscribers migrating from analog to digital service. An increasing number of first-time pay-television customers purchase the digital service rather than purchasing analog service initially and then subsequently migrating to digital service.

The growth in digital subscriber numbers, the migration from the analog to digital service and a subscription price increase were the main factors allowing the South African region to grow its subscription revenues by Rand 694.4 million, or 17.6%, during fiscal 2006 from Rand 3,950.1 million to Rand 4,644.5 million. Prices of pay-television subscriptions were increased during fiscal 2006. This increase in subscription prices increased revenues by approximately Rand 205.6 million, or 5.2%. The increase in revenue derived from the migration of subscribers from analog to digital service, without taking account of any incremental price increase, is approximately Rand 31.3 million, or 0.8%. The increase in the number of new digital subscribers contributed approximately Rand 216.0 million or 5.5% to the increased level of subscription revenue.

Digital pay-television subscribers in Sub-Saharan Africa increased by 50,435, or 15.1%, during fiscal 2006 from 333,781 to 384,216 subscribers at the end of fiscal 2006. The analog pay-television subscription base in Sub-Saharan Africa decreased by 1,554 subscribers during fiscal 2006 to 819. Subscription revenue increased by Rand 255.6 million, or 19.3%, to Rand 1,583.1 million in fiscal 2006 from Rand 1,327.5 million in fiscal 2005. Subscription prices in Sub-Saharan Africa are either charged in U.S. dollars or its equivalent in the respective local currencies, and therefore, the depreciation in the average Rand exchange rate against the U.S. dollar during fiscal 2006 by 2.8% had a positive impact on subscription revenues when reported in Rand. In U.S. dollar terms subscription revenue in the Sub-Saharan Africa region increased by 15.9%.

Pay-television subscribers for the Mediterranean region (Greece and Cyprus) amounted to 374,451 households at the end of fiscal 2006 compared to 363,739 households at the end of fiscal 2005. The analog subscriber base in Greece showed a decline of 22,732 subscribers, or 23.9%, to 71,994 from 94,726 subscribers at the end of fiscal 2005, mainly due to the migration of analog subscribers to the digital service. The digital service maintained its leading position in the region by increasing its subscriber base by 14.4%, or by 30,224 subscribers, from 209,312 subscribers at March 31, 2005 to 239,536 at March 31, 2006. The subscribers to the analog service in Cyprus decreased by 8,330 subscribers, or 16.4%, to 42,552 at March 31, 2006 from 50,882 at March 31, 2005. This decrease in the analog base is mainly the result of the launch in fiscal 2005 of a digital service in Cyprus. The subscribers to the digital service increased by 131.0%, or by 11,550 subscribers, from 8,819 subscribers at March 31, 2005 to 20,369 at March 31, 2006.

Subscription revenue for the Mediterranean region increased by Rand 63.6 million, or 5.2%, to Rand 1,283.1 million for fiscal 2006 from Rand 1,219.5 million for fiscal 2005. This increase was mainly caused by the growth in digital subscribers, as well as a subscription price increase in October 2005, but was dampened by the appreciation of the Rand against the Euro during fiscal 2006. Subscription prices in Greece and Cyprus are charged in Euro and Cypriot pound, respectively, and therefore, the appreciation in the average Rand to Euro exchange rate during fiscal 2006 by 1.1% had a negative impact on subscription revenues when reported in Rand. In Euro terms, the subscription revenue in the Mediterranean region increased by 6.4%.

In South Africa, the number of internet subscribers remained static at approximately 344,000. In general, the number of internet subscribers in South Africa has shown slow growth due to high telephone costs and the high cost of broadband services. Subscription revenues in South Africa increased in fiscal 2006 by Rand 194.6 million, or 46.1%, to Rand 616.5 million from Rand 421.9 million at the end of fiscal 2005. This increase was mainly attributable to the acquisition of the additional subscribers from the Tiscali internet business during the latter portion of fiscal 2005.

Subscription revenue relating to subscribers of the group’s magazines and newspapers increased in fiscal 2006 by Rand 7.1 million, or 6.4%, from Rand 110.4 million in fiscal 2005 to Rand 117.5 million. This increase was mainly due to circulation growth achieved by the group’s newspapers and magazines, cover price increases and an increased marketing focus on new newspaper and magazine subscriptions.

Hardware sales. Hardware sales increased by Rand 73.7 million, or 16.9%, to Rand 510.3 million during fiscal 2006 from Rand 436.6 million in fiscal 2005. Hardware sales were primarily generated in Africa and the Mediterranean region. Hardware sales in Africa increased by Rand 84.2 million, or 23.0%, to Rand 450.1 million in fiscal 2006 from Rand 365.9 million in fiscal 2005. Hardware sales in the Mediterranean region decreased by Rand 10.6 million, or 15.0%, to Rand 60.1 million in fiscal 2006 from Rand 70.7 million in fiscal 2005. The decrease in this region is due to lower selling prices as a result of outsourcing digital installations. The South African Revenue Service (“SARS”) is currently investigating the base costs used by MultiChoice South Africa in determining its ad valorem taxes payable to the SARS for set-top boxes. The case is pending at the High Court and the outcome of this investigation is still uncertain.

Technology revenues. Technology revenues increased by Rand 109.8 million, or 39.1%, to Rand 390.7 million during fiscal 2006 from Rand 280.9 million in fiscal 2005. This increase was mainly due to Irdeto increasing its revenues from Rand 255.3 million in fiscal 2005 to Rand 352.3 million in fiscal 2006 due to the increase in volume of both smartcard shipments and new customer growth. Naspers expects market conditions to remain highly competitive in the near future with continued pressure on technology margins and revenues.

Circulation revenues. Circulation revenues from newspaper and magazine sales increased by Rand 118.3 million, or 14.8%, to Rand 915.1 million in fiscal 2006 from Rand 796.8 million in fiscal 2005. The increase in revenue was mainly due to increases in the cover prices of newspapers and magazines and due to the growth in recently launched magazine and newspaper titles.

Circulation revenue from Naspers’ newspapers increased by Rand 137.6 million, or 38.9%, from Rand 353.4 million in fiscal 2005, to Rand 491.0 million in fiscal 2006. Circulation revenue increased mainly due to the growth in circulation of the daily tabloid newspaper, Daily Sun, as well as, Soccer Laduuuuuma. Daily Sun reached an average circulation figure for the period July 2005 to December 2005 of 444,061 copies per day, up from an average circulation figure of 364,356 per day in the corresponding period in the prior year. Soccer Laduuuuuma increased its circulation over the same period to an average of 288,882 per week, from an average of 244,509 in the corresponding period in the prior year. Naspers expects the circulation of its titles aimed at the emerging black market in South Africa, Daily Sun and Sunday Sun, to continue their growth path in the foreseeable future, albeit at a slower rate of growth. Circulation of the established Afrikaans daily newspapers Die Burger and Volksblad, and the Afrikaans Sunday title, Rapport, remained fairly stable.

Circulation revenue from Naspers’ magazines increased by Rand 60.6 million, or 13.7%, from Rand 443.4 million in fiscal 2005 to Rand 504.0 million in fiscal 2006. Although there was a slight decline in circulation numbers of the mass-market general interest family titles (e.g., Huisgenoot and You), these titles still have the highest circulation of all Naspers’ magazine titles. New niche magazine titles Leef met hart en siel, tuis/home and Move! grew circulation and contributed positively towards circulation revenue in fiscal 2006.

Advertising revenues. The Naspers group increased advertising revenues by Rand 454.0 million, or 22.3% from Rand 2,035.9 million in fiscal 2005 to Rand 2,489.9 million in fiscal 2006. In fiscal 2006, approximately 50.8% and 25.4% of the Naspers group’s advertising revenues were earned by its newspapers and magazines. The Naspers group’s newspapers increased advertising revenue by 23.2% in fiscal 2006 to Rand 1,265.0 million and magazines increased advertising revenue for the same period by 14.2% to Rand 633.0 million. Advertising revenue from newspapers and magazines is expected to remain fairly stable in the near future. Advertising revenues from television increased during fiscal 2006 by 23.4% to Rand 539.6 million. Television advertising revenue is expected to remain stable in the foreseeable future. The closure of the open-time window of M-Net from April 1, 2007 could however negatively impact advertising revenue in fiscal 2008. Advertising revenues from the internet reached Rand 24.0 million in fiscal 2006, mainly from advertising revenue earned from Media24 Digital.

Printing and distribution revenue. Revenue from the printing and distribution of magazines, newspapers and related products increased by Rand 138.9 million, or 18.5%, to Rand 891.2 million for fiscal 2006 from Rand 752.3 million for fiscal 2005. Growth in revenue is mainly due to increases in printing rates and increased volumes of magazine printing. Printing revenue on its own increased to Rand 751.4 million in fiscal 2006 from Rand 654.8 million in fiscal 2005. Media24 increased its distribution revenue from Rand 97.5 million in fiscal 2005 to Rand 139.8 million in fiscal 2006. Distribution revenue increased with the increase in the distribution of external publications and the growth in the On the Dot distribution division.

Book publishing and sales revenue. Revenue earned from the publishing and sale of books increased by Rand 147.1 million to Rand 856.9 million in fiscal 2006 from Rand 709.8 million in fiscal 2005. This increase in revenue was mainly due to increased sales of educational material and improved sales at the academic retail outlets.

Tuition fees. Tuition fees from private education programs and courses increased by Rand 5.5 million, or 1.1%, from Rand 480.4 million in fiscal 2005 to Rand 485.9 million in fiscal 2006. This was mainly due to a decline in student numbers in the face-to-face business, as the business repositioned itself in the market away from higher education to further education and training.

e-Commerce revenue. e-Commerce revenues increased by Rand 74.6 million or 32.5% from Rand 229.7 million in fiscal 2005 to Rand 304.3 million for the year ended March 31, 2006. The internet businesses saw growth in e-commerce related products, hosting services, mail services and mobile content revenues.

Other revenues. Other revenues decreased by Rand 33.9 million, or 5.1%, to Rand 625.4 million in fiscal 2006 from Rand 659.3 million in fiscal 2005. Other revenue mainly consists of revenue earned from selling excess satellite capacity, set-top box repair and maintenance, ticket sales, sale of scrap paper and student financing services.

The following is a discussion of revenues by segment as defined and set out in the notes to Naspers’ consolidated financial statements included elsewhere in this annual report. The analysis is based on Naspers’ primary reporting format under IFRS. Naspers’ method of internal reporting disaggregates its businesses by service or product. The information set forth below is also summarized in the table directly under the heading “Results of Operations”.

Electronic Media—Pay-television. Revenues increased by Rand 1,156.7 million, or 14.9%, from Rand 7,746.6 million in fiscal 2005 to Rand 8,903.3 million for the year ended March 31, 2006. Growth in subscription revenue was mainly driven by the continued migration of subscribers from analog to digital service, subscription price increases and the overall growth in the number of subscribers by 162,255 across the various pay-television platforms. The Electronic Media—Pay-television segment’s revenues were further increased by the growth in advertising revenue in the year ended March 31, 2006 by Rand 102.3 million, or 23.4%, from Rand 437.3 million in fiscal 2005 to Rand 539.6 million.

Electronic Media—Internet. Revenues increased by Rand 201.7 million, or 28.9%, to Rand 898.0 million in fiscal 2006 from Rand 696.3 million in fiscal 2005. This increase is mainly a result of the acquisition of the South African internet business of Tiscali International BV on February 1, 2005. M-Web South Africa increased its revenue contribution by Rand 327.2 million, or 60.5%, to Rand 868.4 million in fiscal 2006 from Rand 541.2 million in fiscal 2005. During fiscal 2005, the group changed the accounting for its interest in Tencent from proportionate consolidation to equity accounting. Tencent contributed Rand 106.9 million to the segment’s revenue in fiscal 2005.

Electronic Media—Conditional access. Irdeto, the content security solution business, reported record shipments of almost six million units leading to revenues increasing by Rand 97.0 million, or 38.0%, from Rand 255.3 million during fiscal 2005 to Rand 352.3 million for the year ended March 31, 2006. Irdeto recently acquired a competitor, Philips CryptoTec and continued its expansion into the rapidly developing mobile TV segment. Its agreement with TU Media in Korea is the first such mobile TV service launched in the world. Irdeto will capitalize on its lead by further developing its technology for safeguarding content in the broadband, internet and mobile environment.

Electronic Media—Entriq. The consumption of broadband media on the internet is becoming the dominant form of internet use. This has lead to Entriq’s revenue increasing by Rand 32.0 million, or 94.4%, from Rand 33.9 million during fiscal 2005 to Rand 65.9 million for the year ended March 31, 2006. Major clients that Entriq has secured include NBC, Viacom, MTV, ProSieben and the Intel ViiV-platform. Entriq has also developed a broadband product, MediaZone, which aggregates and offers niche content to the market for subscription.

Print Media—Newspapers, Magazines and Printing. Revenues increased from Rand 3,374.1 million for the year ended March 31, 2005 to Rand 3,983.1 million for the year ended March 31, 2006, which represents a Rand 609.0 million, or 18.0%, increase. The increase in revenue was mainly due to increased advertising revenue, which increased by Rand 351.7 million, or 22.0%, to Rand 1,950.3 million in fiscal 2006 from Rand 1,598.6 million in fiscal 2005. Circulation revenue increased by Rand 118.4 million, or 14.9%, from Rand 796.7 million in fiscal 2005 to Rand 915.1 million in fiscal 2006. The net additional contribution in fiscal 2006 of printing and distribution revenue, e-Commerce revenue and other revenue, mainly being revenue from ad-hoc contract publishing, amounted to Rand 131.5 million.

Print Media—Books. Revenues increased by Rand 120.3 million, or 14.0%, from Rand 860.6 million in the year ended March 31, 2005 to Rand 980.9 million in fiscal 2006. This growth in revenue was mainly due to increased sales volumes achieved by Via Afrika’s school book publisher, Nasou Via Afrika.

Print Media—Education. Revenues decreased from Rand 547.2 million in fiscal 2005 to Rand 536.3 million in fiscal 2006, which represents a Rand 10.9 million, or 2.0%, decrease. This was mainly due to reduced student numbers as the business repositioned itself in the market.

Operating expenses

The cost of providing services and goods increased by Rand 1,027.9 million, or 13.3%, from Rand 7,725.8 million for the year ended March 31, 2005 to Rand 8,753.7 million in fiscal 2006. The increase relates mainly to the growth in revenues of 16.2% which was offset by costs decreasing in the electronic media - pay television and electronic media - conditional access segments.

Programming costs for MultiChoice South Africa increased by Rand 277 million, or 14.3%, from Rand 1,935.9 million in fiscal 2005 to Rand 2,212.9 million for the year ended March 31, 2006. This increase was mainly due to the increase in digital subscribers in South Africa to 1,033,093 as at March 31, 2006 from 895,346 as at March 31, 2005. The programming costs per digital subscriber are higher than per analog subscriber, due to the fact that a digital subscriber receives many more channels than an analog subscriber. In Sub-Saharan Africa programming costs increased by Rand 105.1 million, or 21.5%, from Rand 488.8 million in fiscal 2005 to Rand 593.9 million in fiscal 2006. The increase was mainly due to increased programming costs relating to the growth in digital subscribers from 333,781 subscribers at the end of fiscal 2005 to 384,216 at the end of fiscal 2006. Future trends in these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the growth in the number of subscribers and the subscription rate payable per subscriber.

In the Mediterranean region, programming costs increased by Rand 20.9 million, or 3.6%, to Rand 600.3 million in fiscal 2006 from Rand 579.4 million in fiscal 2005. This increase was offset by other costs of providing services that decreased by Rand 36.2 million, or 11.5%, to Rand 279.7 million in fiscal 2006 from Rand 315.9 million in fiscal 2005. This decrease relates mainly to Euro 6.5 million costs awarded in the settlement of litigation.

The cost of set-top box sales in South Africa increased by Rand 112.5 million, or 36.5%, to Rand 420.8 million in fiscal 2006 from Rand 308.3 million in fiscal 2005. This increase was due to sales of the personal video recorder (PVR) which was introduced into the market in October 2005. In Sub-Saharan Africa the cost of set-top box sales decreased by Rand 12.1 million during fiscal 2006 to Rand 110.7 million. This was mainly due to a reduction in the cost of set-top boxes. In the Mediterranean region the cost of set-top box sales decreased to Rand 81.8 million in fiscal 2006 from Rand 86.8 million in fiscal 2005. This 5.8% decrease is due to the outsourcing of digital installations.

Irdeto’s cost of providing services in the electronic media segment increased by 21.7%, or Rand 22.0 million, from Rand 101.4 million in fiscal 2005 to Rand 123.4 million in fiscal 2006, predominantly due to an increase in the volume of units, both smart cards and surface mounted (smart cards in a microchip form) sold.

Entriq’s cost of providing services in the electronic media segment more than doubled from Rand 11.7 million in fiscal 2005 to Rand 25.2 million in fiscal 2006 with selling, general and administration costs increasing from Rand 132.1 million in fiscal 2005 to Rand 213.3 million in fiscal 2006 mainly as a result of increased development activity. Substantial investment is expected in the short term to consolidate on the progress that Entriq has achieved in its technologies.

Cost of providing services in the print media - newspapers, magazines and printing segment increased during the financial year ended March 31, 2006 by Rand 1,195.5 million or 56.5% from Rand 2,114.4 million for the financial year ended March 31, 2005 to Rand 3,309.9 million. This increase is mainly due to the increase in circulation of new newspaper and magazine titles launched during the last couple of years, such as the Daily Sun, Son and Weg. Editorial costs also increased due to the increase in the number of titles published by Media24.

Book publishing costs increased by 14.9% to Rand 620.6 million due to strong growth in sales volumes of school text books during fiscal 2006.

Costs to provide tuition services increased by Rand 19.4 million, or 7.5%, to Rand 277.0 million in fiscal 2006 mainly due to increased regulatory costs associated with accrediting institutions as well as registration of courses.

Selling, general and administrative costs increased by Rand 637.2 million, or 19.2%, from Rand 3,311.5 million in fiscal 2005 to Rand 3,948.7 million in fiscal 2006. This increase was primarily due to staff costs which increased by Rand 459.6 million or 18.5% from Rand 2,487.5 million in fiscal 2005 to Rand 2,947.1 million in fiscal 2006. The depreciation in the value of the average Rand exchange rate against the U.S. dollar further increased the costs denominated in U.S. dollar when translated into Rand.

Depreciation, amortization and impairment charges increased in the aggregate by Rand 129.5 million, or 20.6%, to Rand 758.9 million in fiscal 2006 from Rand 629.4 million in fiscal 2005.

Depreciation expense increased by Rand 40.0 million from Rand 555.5 million to Rand 595.5 million. Amortization expense for other intangible assets increased by Rand 38.3 million to Rand 95.7 million for fiscal 2006 from Rand 57.4 million in fiscal 2005. This is mainly as a result of the reassessment of the carrying values of individual items of property, plant and equipment and other intangible assets in terms of the requirements of IFRS 1 at the date of transition to IFRS. These adjustments have changed the previously recorded carrying values and subsequent depreciation and amortization charges for fiscal 2006 and fiscal 2005. A new printing plant was also commissioned during fiscal 2006.

Naspers recognized impairment losses on goodwill of Rand 69.0 million during fiscal 2006 compared to Rand 8.0 million during fiscal 2005. The impairment charges were due to the fact that the recoverable amounts of certain cash-generating units that were based on value-in-use discounted cash flow calculations were less than their carrying amounts. The goodwill impairments related to the electronic media - pay television segment (Rand 9.1 million) and the print media - books (Rand 4.0 million) and education segments (Rand 55.9 million). Similar impairments relating to other intangible assets amounted to Rand 0.8 million during fiscal 2006 compared to Rand 5.0 million for fiscal 2005.

Operating profit

An operating profit of Rand 3,004.0 million was achieved during fiscal 2006 compared to Rand 2,468.9 million for fiscal 2005. This is a result of the combined effect of the foregoing factors.

Electronic Media—Pay-television. Operating profit amounted to Rand 2,785.4 million in fiscal 2006, which represented an increase of Rand 665.5 million, or 31.4%, over operating profit of Rand 2,119.9 million in fiscal 2005. This increase is primarily a result of the continued growth in the digital subscriber base together with price increases and cost reduction initiatives. The pay-television platform in the Mediterranean more than doubled operating profits from Rand 169.6 million in fiscal 2005 to an operating profit of Rand 344.2 million in fiscal 2006.

Electronic Media—Internet. Operating losses increased by Rand 85.0 million, or 125.7%, from Rand 67.6 million in fiscal 2005 to Rand 152.6 million for fiscal 2006. The internet segmental results for the current year exclude Tencent as this investment is now equity accounted. The prior year figures included Tencent’s operations for three months to June 2004. The increase in operating losses can mostly be attributed to the development of the internet portal business in Thailand and Sportscn in China. The internet operation in South Africa remains profitable.

Electronic Media—Conditional access. Operating losses decreased by Rand 46.1 million from Rand 46.5 million during fiscal 2005 to Rand 0.4 million in fiscal 2006, mainly due to record shipments reported of approximately six million units.

Electronic Media—Entriq. Operating losses increased by Rand 76.0 million from Rand 89.2 million during fiscal 2005 to Rand 165.2 million in fiscal 2006, mainly due to extensive investment in content protection, subscriber management technologies and application service provider services for broadband markets. Substantial investment is expected in the short term to consolidate on the progress that Entriq has achieved in its technologies.

Print Media—Newspapers, Magazines and Printing. Operating profit increased from Rand 528.2 million for fiscal 2005 to Rand 612.1 million in fiscal 2006, which represents a Rand 83.9 million, or 15.9%, increase. This increase in profitability was mainly due to strong growth in advertising revenue generated by the newspaper and magazine divisions and increased profitability in the printing division.

Print Media—Books. Operating profits increased by Rand 14.0 million from Rand 52.8 million in fiscal 2005 to Rand 66.8 million in fiscal 2006. The increase in profitability was mainly due to improved trading conditions experienced in the school text book market.

Print Media—Education. Operating profit of Rand 22.6 million for fiscal 2005 decreased to an operating loss of Rand 83.8 million for the year ended March 31, 2006, mainly as a result of goodwill impairment of Rand 55.9 million and the repositioning of Damelin.

Finance costs, net

Net finance costs include interest paid on borrowings and finance leases, interest received on cash balances, preference dividends received, profits and losses on foreign exchange transactions and fair value adjustments on derivative instruments (mainly foreign exchange contracts). Net finance costs decreased by Rand 205.6 million, or 94.7%, to Rand 11.4 million during fiscal 2006 from Rand 217.0 million in fiscal 2005.

This decrease is primarily a result of the decrease in fair value adjustments on derivative financial instruments and the increase in interest received on cash balances. Naspers uses foreign exchange contracts to hedge mainly U.S. dollar and Euro programming, satellite leases and paper costs of its South African businesses. Where foreign exchange contracts entered into by Naspers do not meet the criteria for hedge accounting as stipulated by IAS39 under IFRS, changes in the fair value are calculated at each balance sheet date and any changes in their fair values are accounted for through the income statement. These fair value adjustments relating to foreign exchange contracts amounted to a loss of Rand 57.7 million in fiscal 2006 compared to a loss of Rand 167.7 million in the year ended March 31, 2005. The reason for the decrease is mainly due to the reduction in the volatility of the Rand exchange rate against the U.S. dollar during fiscal 2006. The average exchange rate between the Rand and the U.S. dollar amounted to 6.392, 6.215 and 7.161 for the fiscal years 2006, 2005 and 2004, respectively, therefore reducing the change in the fair value of the foreign exchange contracts year to year. The level of foreign exchange contracts entered into by Naspers also decreased during fiscal 2006 from U.S. dollar 159.5 million as at March 31, 2005 to U.S. dollar 150.4 million as at March 31, 2006. This will continue to decrease in fiscal 2007 as certain of the major programming contracts are now Rand denominated. The profit relating to the fair value adjustments for embedded derivatives within the group’s programming contracts increased from a profit of Rand 58.8 million in fiscal 2005 to a profit of Rand 63.9 million in fiscal 2006, due to the reduction in the volatility of the Rand exchange rate against most major currencies like the U.S. dollar and the Euro. Overall the impact of fair value adjustments on derivative instruments changed to a profit of Rand 6.2 million in fiscal 2006 from a loss of Rand 108.9 million in fiscal 2005.

Included in finance costs are also net profits on foreign exchange transactions relating to the capitalization of finance leases in the electronic media—pay-television segment of Rand 49.2 million. Naspers capitalizes lease obligations where they meet certain capitalization criteria including where the term of the lease is greater than 75% of the leased asset’s useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. These lease liabilities are mostly denominated in U.S. dollars or Euro. Naspers accounted for a net profit on foreign exchange transactions relating to such transponder leases, due to the fact that the exchange losses relating to lease payments made during fiscal 2006 were less than the aggregate unrealized translation exchange gains on the capital outstanding over the period. Net foreign exchange differences increased by Rand 23.9 million from a profit of Rand 2.1 million during fiscal 2005 to a loss of Rand 21.8 million in fiscal 2006. This increase in foreign exchange losses was mainly due to the fact that the Rand depreciated against the U.S. dollar during fiscal 2006 and appreciated against the U.S. dollar in fiscal 2005.

Interest paid decreased from Rand 286.3 million in fiscal 2005 to Rand 275.3 million in fiscal 2006. This decrease was mainly due to lower levels of borrowings by the South African operations. Imputed interest charges on the capitalized finance lease liabilities increased by Rand 3.3 million, due to the depreciation in value of the Rand against the U.S. dollar during fiscal 2006 compared to fiscal 2005. The average level of bank overdrafts and interest-bearing loans during fiscal 2006 was also lower than in fiscal 2005.

Interest received increased by Rand 103.4 million from Rand 176.1 million for fiscal 2005 to Rand 279.5 million in fiscal 2006, mainly due to higher average cash balances during fiscal 2006.

Share of equity accounted results

Naspers’ equity results in associated companies increased by Rand 62.7 million to Rand 151.3 million during fiscal 2006 from Rand 88.6 million in fiscal 2005. The increase relates mainly to the change in accounting for the group’s interest in Tencent. Naspers proportionately consolidated its interest in Tencent until June 16, 2004, the date of Tencent’s IPO when the group’s ownership percentage was diluted, and subsequently equity accounted for its stake. Tencent contributed Rand 150.2 million to the equity accounted results during fiscal 2006.

Profit/(loss) on sale of investments and dilution profits

Profit on sale of investments consists mainly of the sale of the group’s investment in Computicket that realized a profit of Rand 56.7 million. There were no transactions of a dilutive nature during fiscal 2006.

Taxation

Income tax increased by Rand 678.3 million to Rand 934.8 million during fiscal 2006 from Rand 256.5 million in fiscal 2005. The increase relates partly to the increased profitability of the group and partly to the creation of deferred taxation assets in fiscal 2005 of Rand 469.6 million which reduced the taxation charge in that year. During fiscal 2005, due to improved profitability and expected future taxable profit, valuation allowances against deferred taxation assets of Rand 412.9 million and Rand 56.7 million relating to the pay-television business in Greece and the South African book publishing business respectively, were released against income. The valuation allowance against deferred taxation assets decreased by Rand 191.7 million from Rand 919.1 million in fiscal 2005 to Rand 727.4 million in fiscal 2006 mainly due to the release of the valuation allowance related to UBC in Thailand which was sold during fiscal 2006. Secondary taxation on companies decreased from Rand 37.8 million in fiscal 2005 to Rand 21.2 million in fiscal 2006, due to the increase in dividend income for the group.

Minority interest

Minority interest was a charge of Rand 157.2 million for the year ended March 31, 2006 compared to a charge of Rand 116.9 million in fiscal 2005. The increase in the minority interest charge relates mainly to the Sub-Saharan pay-television businesses and the South African print media operations.

Discontinued operations

During fiscal 2006, the group sold its entire interest in UBC and MKSC to True Corp. for a cash consideration of approximately Rand 999.3 million. A profit on discontinuance of operations of Rand 1,032.1 million was realized on the transaction. The results of these operations were previously included in the pay-television and internet segments of the group. Total profit from discontinuing operations during fiscal 2006 amounted to Rand 31.8 million and Rand 50.0 million in fiscal 2005.

Net profit

As a result of the foregoing factors, Naspers recorded a net profit of Rand 3,190.2 million during fiscal 2006, compared with a profit of Rand 2,384.8 million for fiscal 2005.

5.B.                 Liquidity and Capital Resources

Naspers’ business and growth strategy has in the past required substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the internet businesses and technology businesses. The requirement for externally generated funding has reduced substantially over fiscal 2006 as the profitability and cash generation of the group’s subscriber-based businesses increased.

Naspers relies upon distributions from its subsidiaries, associated companies, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. The ability of Naspers to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, the cash flow generated by the Naspers group’s South African pay-television and other businesses cannot currently be utilized outside South Africa without exchange control approval. While such restrictions have been liberalized in recent years, the ability of a South African company to raise and deploy capital outside South Africa remains subject to restrictions.

The operations of Naspers were funded in various ways in past fiscal years. The internet and technology businesses were primarily funded by cash generated by the pay-television businesses, and some debt financing. Media24 used its balance sheet and its capacity to generate cash to incur debt to finance its property, plant and equipment refurbishment and certain acquisitions. Via Afrika and Educor used their respective balance sheets to fund operations via debt. Naspers has also provided funding to Educor and Via Afrika, to assist those businesses through the seasonal nature of their operations and the resulting inconsistent cash flows.

Naspers and its subsidiaries did not undertake any major capital raisings in the past two fiscal years. As of March 31, 2006, Naspers had total debt (including finance leases and program and film broadcasting rights) of approximately Rand 4.42 billion, or U.S. $598.9 million. Naspers’ ratio of debt to equity as of that date was 0.61.

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

The Naspers group’s print media business is currently self-funding. The group’s book publishing and private education businesses are expected to only require modest levels of working capital funding from Media24 due to the seasonality of those businesses. The pay-television businesses in South Africa and Sub-Saharan Africa are currently self-funding. The pay-television businesses in Greece returned to profitability in fiscal 2005 and generated positive free cash flow for the first time. The pay-television business in Greece should not require any additional funding in the next year based on its current business plans. The technology businesses will require additional funding during fiscal 2007, due to increased development activities within Irdeto and Entriq. The internet businesses in Thailand, Africa and China continued to require funding in fiscal 2006 and are expected to require further funding during fiscal 2007. Tencent completed an IPO during June 2004, is profitable and generates free cash flow and will therefore not require any additional funding in the foreseeable future.

The Naspers group’s net cash from operating activities increased by Rand 798.5 million to Rand 3,166.4 million for fiscal 2006 from Rand 2,367.9 million for fiscal 2005. The improvement relates mostly to the increased cash generated by the pay-television businesses in South Africa, Sub-Saharan Africa and Greece and the print media businesses in South Africa.

Cash from operating activities (after working capital) increased to Rand 4,019.9 million in fiscal 2006 from Rand 3,051.3 million for fiscal 2005. The increase was driven by the increase in profitability of the pay-television and print media businesses as well as a decrease in the investment in working capital of Rand 336.5 million during fiscal 2006 when compared to fiscal 2005. The movement in working capital items like accounts receivable, inventory, program and film rights and accounts payable can have a significant influence on the level of cash generated from operations during a fiscal year.

Operating cash flows in the group are mainly derived from underlying subscription revenues, circulation, distribution and printing revenues and advertising revenues. Such subscription revenues represent 52.4% of the group’s revenue. Because the group currently has a growing level of subscribers and low churn in its pay-television and internet businesses, it provides a solid and predictable base for future operating cash flows. The overall circulation levels of newspapers and magazines in South Africa have been stable, thus providing solid cash flows from circulation, printing and distribution activities (11.5% of revenue). Advertising revenue is a much more volatile source of operating cash flow, as it is generally much more sensitive to changes in economic conditions. Advertising revenue, however, only amounts to 15.9% of the group’s total revenue, and therefore, the group’s exposure to advertising revenue volatility is somewhat limited.

Net finance costs paid during the year ended March 31, 2006 were reduced to Rand 78.5 million, compared to Rand 214.9 million in the financial year ended March 31, 2005. The reduction was mostly due to increased levels of cash on hand in the group which increased by Rand 2,741.7 million from March 31, 2005 to March 31, 2006. Interest received on loans and bank balances increased by Rand 103.4 million from fiscal 2005 to fiscal 2006 and interest paid decreased by Rand 11.0 million over the same period. Bank overdrafts were reduced by Rand 68.6 million over the same period.

Dividends paid by Naspers to its shareholders increased to Rand 208.9 million in fiscal 2006 from Rand 105.6 million in fiscal 2005. This was due to the increase in the dividend per Class N ordinary share to 70 cents in fiscal 2006 from 38 cents in the previous year. Dividends paid by subsidiaries to minority shareholders in the group increased in fiscal 2006 to Rand 127.0 million from Rand 98.4 million in fiscal 2005. The shareholders of Naspers approved a dividend of 120 cents per Class N ordinary share and 24 cents per Class A ordinary share at the annual general meeting on August 25, 2006. The dividend payable to Naspers shareholders during fiscal 2007 is therefore expected to be approximately Rand 378.3 million.

Taxation paid during fiscal 2006 increased by Rand 347.2 million to Rand 821.7 million. This increase in tax paid is due to the increased profitability of the pay-television and print media segments.

In the year ended March 31, 2006, net cash used in investing activities amounted to Rand 335.4 million compared to Rand 877.1 million in the corresponding period ended March 31, 2005. The decrease of Rand 541.7 million is due mainly to the net effect of an increase in capital spending of Rand 232.1 million less proceeds from the sale of UBC and MKSC of Rand 751.8 million. Naspers engaged in the following major cash investing activities during fiscal 2006:

Naspers invested Rand 809.7 million on property, plant and equipment during fiscal 2006, mainly relating to the acquisition of printing equipment in the print media - newspapers, magazines and printing segment (Rand 587.1 million) and computer and other equipment in the electronic media - pay-television segment (Rand 220.9 million). Currently budgeted capital expenditure (including commitments under contracts already in place at March 31, 2006 of Rand 445.4 million) amounts to Rand 1,094.8 million for the year ended March 31, 2007. The capital expenditure relates mainly to increasing the printing capacity and the establishment of new printing facilities in South Africa and elsewhere on the continent. Naspers does not expect to incur any other significant additional capital expenditures, other than those already budgeted for, during the next twelve months or the foreseeable period thereafter based on its current business plans.

An amount of Rand 180 million was used to acquire an additional 7.5% interest in Paarl Media Holdings (Proprietary) Limited. The group also used approximately Rand 44.2 million to acquire 100% of the equity of Orbicom (Proprietary) Limited during fiscal 2006.

The group disposed of its investment in Computicket (Proprietary) Limited for a cash consideration of approximately Rand 69.0 million during fiscal 2006. The group also sold its entire interest in UBC and MKSC during January 2006 for a cash consideration of approximately Rand 999.3 million.

Included in the investing activities cash flows, is an outflow of Rand 106.8 million relating to the acquisition of certain intangibles assets during fiscal 2006 and a cash inflow of Rand 46.0 million from the sale of certain items of property, plant and equipment.

Net cash from financing activities was Rand 24.5 million for the financial year ended March 31, 2006 compared to net cash utilized of Rand 513.7 million in fiscal 2005. The repayment of capitalized finance leases, mostly satellite lease liabilities, amounted to Rand 268.1 million for the year ended March 31, 2006, compared to Rand 369.0 million in fiscal 2005. Naspers received approximately Rand 167.0 million during fiscal 2006 from the sale of Naspers Class N ordinary shares by its equity compensation plans to participants of the plans. Naspers raised approximately Rand 460.9 million through long-term debt during fiscal 2006 compared to Rand 29.7 million in fiscal 2005.

At March 31, 2006 and March 31, 2005, Naspers had combined cash balances of Rand 6,775.5 million and Rand 4,033.8 million, respectively, and available unused overdraft borrowing facilities of Rand 1,806.7 million as at March 31, 2006. Some of these cash balances are restricted from immediate use according to agreements with banks and other financial institutions. A total amount of Rand 237.8 million was restricted at March 31, 2006, compared to Rand 58.1 million at the same time during fiscal 2005. Bank overdrafts and short-term loans decreased from Rand 433.3 million at the end of fiscal 2005 to Rand 364.8 million at March 31, 2006. Naspers is further restricted by exchange control regulations in various countries that it operates in, which can prohibit it from transferring its cash from one country to another. Most of the bank overdraft facilities and call loans in the group are subject to annual review and renewal by the various banks and financial institutions. Naspers expects that all of its current bank overdraft facilities will be renewed.

In May 2006, Naspers acquired a 30% interest in Abril for a cash consideration of Rand 2,557.3 million. The acquisition was funded from existing cash resources.

Although Naspers anticipates continuing to use further amounts of cash in connection with the operation of some of its businesses, Naspers believes that its cash and cash equivalents, and the expected cash inflows and other funding described above, will be sufficient to satisfy its expected needs for working capital and capital expenditure through March 31, 2007. In addition, several of Naspers’ subsidiaries have working capital bank facilities. Naspers anticipates funding its future operations and obligations through a combination of cash on hand, internally generated cash flows (primarily from the African pay-television and newspapers, magazines and printing businesses), the utilization of existing credit facilities and potential future equity raisings. Naspers’ liquidity resources are subject to change as market and general economic conditions change. Increases in liquidity could result from an increase in cash flows from operations or from a divestiture of assets. Decreases in liquidity could result from weaker than expected cash flow from operations caused by lower subscriber numbers and lower demand for the services Naspers offers, from exchange rate fluctuations which have been and are expected to be significant, or from lower prices for its products.

 In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could reduce Naspers’ liquidity resources.

5.C.                 Research and Development

Naspers expenses research and development costs in the financial period during which they are incurred. The amounts spent by Naspers on research and development do not materially affect Naspers’ results of operations. The research and development costs amounted to Rand 54.9 million and Rand 10.1 million during fiscal 2006 and 2005, respectively.

5.D.                 Trend Information

The growth rate in subscribers to Naspers’ television platforms has slowed over the past couple of years. Total subscribers increased from 1,847,764 at March 31, 2005 to 2,010,019 at March 31, 2006. The number of subscribers to Naspers’ analog service continues to decrease. However, migration of subscribers from Naspers’ analog service to its digital service has increased the number of subscribers to Naspers’ digital platforms. Digital subscriber numbers now significantly exceed analog subscriber numbers. The Naspers group derives a higher revenue and profit margin per subscriber from digital subscribers than from analog subscribers. Accordingly, increasing the number of digital subscribers as a proportion of total subscribers improves the profitability of Naspers’ pay-television operations. However, the migration rate from analog to digital service has slowed and will continue to slow as fewer subscribers remain on the analog service. This may cause the digital subscriber base to grow at a slower rate than it has in the past.

In South Africa the total pay-television subscriber base has grown from 1,060,202 subscribers at March 31, 2001 to 1,250,533 subscribers at March 31, 2006, which represents annual compounded growth of 3.36% over the past five years. During this period the digital subscriber base has increased from 502,198 subscribers at March 31, 2001 to 1,033,093 subscribers at March 31, 2006, growing at an average growth rate of 15.5%. The analog subscriber base has decreased over this period from 558,004 subscribers to 217,440 subscribers in March 31, 2006. This decrease has been the result of the migration from the analog to the digital service.

The Sub-Saharan Africa pay-television business also tends to be somewhat seasonal, with a decrease in subscribers during the winter season when the European football season ends. Once the European football season starts again in August, there is an increase in the subscriber base as subscribers reconnect. During fiscal 2006, the digital subscriber base has increased from 333,781 subscribers at March 31, 2005 to 384,216 subscribers at March 31, 2006.

In the Mediterranean region, the broadcast television business tends to be seasonal, with a decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the football and basketball seasons have ended. The analog subscriber base declined by 24.0% to 71,994 households in the period between March 31, 2005 and March 31, 2006. Nova (the digital television service) maintained its leading position in the region by adding 30,224 digital subscribers, or 14.4%, to end fiscal 2006 with 239,536 subscribers. The rate of increase in the digital subscribers is slowing as the digital penetration rate increases in the Greece market.

Political and regulatory pressures are making it increasingly difficult to maintain exclusive rights to sports programming.

Advertising revenues from newspapers and magazines should remain robust if the strong performance of the South African economy continues. Advertising revenues from newspapers have increased over the last fiscal year from Rand 1,026.7 million to Rand 1,265.0 million. This growth represents an annual growth rate of 23.2%. Similarly the advertising revenue from magazines has increased over the same period from Rand 554.4 million to Rand 633.0 million, a growth of 14.2% per annum. Naspers does not expect its advertising revenue to be able to maintain these growth rates during fiscal 2007. Advertising revenues from television increased by an exceptional 23.4% during fiscal 2006 to Rand 539.6 million, which contributed to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future, but it is unlikely that a similar increase will be experienced in fiscal 2007. Naspers does expect some growth in internet advertising in the foreseeable future.

Although the growth in e-commerce revenues experienced by the Naspers group’s internet platforms is encouraging, total e-commerce revenues remain low. Naspers expects e-commerce revenues to remain low until user acceptance of e-commerce initiatives accelerate.

Irdeto increased its revenues from Rand 255.3 million in fiscal 2005 to Rand 352.3 million in fiscal 2006. Overall volumes were higher in both smartcard shipments and new customer growth. Naspers expects market conditions to remain highly competitive in the near future with continued pressure on technology margins and revenues.

According to long term data from the Audited Bureau for Circulation, or “ABC”, the newspaper market in South Africa is relatively mature and stable. Until the late 1980’s when Media24 acquired City Press, the Sunday newspaper title, Media24’s portfolio consisted mainly of Afrikaans titles. Over the last few years, Media24’s product mix has been broadened by strategic acquisitions and new launches and the English portion has increased with the launch and growth of the English language daily tabloid, the Daily Sun.

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

Media24 sold more than 900,000 copies of general interest magazines (Huisgenoot, You and Drum) per week during the July-December 1996 ABC period. That circulation has declined to 657,512 in the April-June 2006 ABC period.

To compensate for the decline in the circulation of general interest magazines, Media24 started a number of international titles in South Africa, some in partnership with other companies, or on a license or set fee basis. These include magazines such as Men’s Health, FHM, Golf Digest, Cosmopolitan, Shape, Runner’s World, heat, Seventeen and Bicycling SA.

Book publishing revenues were under pressure during fiscal 2003, but resumed growth during fiscal 2005 and 2006. However, the Naspers group is not expecting significant growth in the foreseeable future, mainly due to the fact that the market is quite mature in South Africa and highly competitive.

Private education revenues have remained fairly steady over the last couple of fiscal years. Naspers expects at best moderate growth in the future as student numbers are currently under pressure. Course fees should grow in line with South African inflation.

5.E.                 Off-Balance Sheet Arrangements

Naspers has no significant off-balance sheet arrangements.

5.F.                  Tabular Disclosure of Contractual Obligations

The table below sets forth Naspers’ known contractual obligations as of March 31, 2006.

		Payments due by period
Contractual obligations	Note to consolidated financial statements	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(Rand in millions)
Long-Term Debt Obligations (1)	19	2,323	1,412	653	178	80
Capital (Finance) Lease Obligations(2)	19	2,327	407	757	595	568
Operating Lease Obligations(3)	22(e)	359	135	165	44	15
Purchase Obligations(4)	22(a) - (d)	2,501	1,605	661	220	15
Foreign exchange contracts	36	1,419	847	572	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS(5)	18	162	8	—	—	154
Total		9,091

(1)
Long-term debt obligations include interest bearing loans of Rand 1,053.3 million, program and film rights obligations of Rand 636.8 million and non-interest bearing loans of Rand 633.2 million. It excludes bank overdrafts of Rand 364.8 million. Interest-bearing loans have been disclosed net of preference share investments and the right to subscription shares as per Naspers’ structured finance arrangements.

(2)	Capitalized finance leases include lease obligations relating to land and buildings, transmission equipment and satellites and vehicles, computers and office equipment.

(3)	Operating lease obligations includes future operating lease payments relating to land and buildings, satellites and transponders and other equipment.

(4)
Purchase obligations include committed future expenditure under contracts entered into by the group. These include contracts for capital expenditure, program and film rights, set-top boxes and various service agreements.

(5)	Other long-term liabilities reflected on the balance sheet include post-retirement medical benefit obligations.

At March 31, 2006 Naspers had gross long-term loans and liabilities of Rand 4,055.1 million (2005: Rand 3,193.2 million). Of these obligations, Rand 1,731.7 million (2005: Rand 1,983.1 million) consist of finance lease commitments, with Rand 1,507.9 million (2005: Rand 1,748.5 million) relating to transmission equipment, including satellites, transponders and transmitters, used by pay-television operations in Africa and the Mediterranean. The transmission equipment finance lease obligation decreased by Rand 240.6 million mainly due to the translation of the U.S. dollar and Euro denominated finance lease commitments to Rand and the repayments made during fiscal 2006. At March 31, 2006 these finance lease commitments were translated at Rand 6.15 (2005: Rand 6.21) to the U.S. dollar and Rand 7.46 (2005: 8.05) to the Euro. These leases have fixed implicit interest rates.

Other long-term debt increased to Rand 2,323.3 million as at March 31, 2006, consisting of interest bearing liabilities of Rand 1,053.3 million (2005: Rand 636.2 million), non-interest bearing liabilities of Rand 633.2 million (2005: Rand 99.7 million), concession liability of nil (2005: Rand 15.6 million) and program and film rights of Rand 636.8 million (2005: Rand 458.6 million). The increase in non-interest bearing liabilities is due mainly to the NetMed put option to purchase an additional interest from the minority shareholders (Rand 593.1 million).

Included in the interest bearing liabilities of the Naspers group are certain structured finance arrangements with a total gross value of Rand 305.8 million (2005: Rand 469.8 million). Since 1997, the Naspers group has replaced a significant amount of infrastructure, especially in its print media segment. The financing for the acquisition of various items of printing equipment and buildings has been completed by raising external debt from banks. The Naspers group has however structured these financing arrangements to provide a beneficial after-tax interest cost, as well as repayment terms that will allow the Naspers group to match future expected cash flows from these assets with such repayment terms. All the structured finance liabilities of the Naspers group have been reflected on Naspers’ balance sheet under both IFRS and U.S. GAAP. For IFRS purposes, certain assets have been presented net against the debt incurred to acquire the asset.

The South African Revenue Service (“SARS”) has adopted an aggressive approach to structured finance arrangements. The deductions and allowances that Naspers has taken in the past and may anticipate taking in the future in connection with some or all of these structured finance transactions may not be allowed by SARS. Any liability Naspers may incur as a result of the disallowance of such deductions or allowance claimed by Naspers is not expected to have a material adverse effect on the financial position of Naspers.

Media24 entered into a Rand 116.5 million syndicated loan agreement with CommerzBank and Futuregrowth in January 2004. This loan was utilized to reduce bank overdrafts as part of Media24’s drive to restructure its short-term debt profile. The loan is for a three year term and is repayable in 12 equal quarterly installments. The loan bears interest at a fixed rate of 10.5%.

Naspers Limited entered into a Rand 110.0 million loan agreement with FirstRand Bank Limited during April 2003. The proceeds of this loan were utilized to fund the repayment of bank overdrafts of Educor. The loan was a three year amortizing loan and was repaid during fiscal 2006.

MultiChoice Africa (Proprietary) Limited, the operating company for the South African pay-television businesses, entered into a loan agreement with Investec Bank Limited on April 16, 2004. The loan facility is for an amount of Rand 400 million as a general purpose facility. The loan is repayable in six equal monthly installments, starting September 30, 2004 until March 31, 2008. The company has pledged its 30.0% interest in M-Net and SuperSport as security against the loan facility. The facility bears interest at the Johannesburg inter-bank agreed rate (“JIBAR”) plus 2.8% and is subject to certain debt covenants. The loan has been fully settled subsequent to March 31, 2006 from available cash resources.

MultiChoice Africa Limited, the operating company for the Sub-Saharan pay-television businesses, entered into a loan agreement with ABSA Bank Limited on March 4, 2005. The agreement is for a revolving loan facility in an initial maximum amount of US$50 million that may be utilized by the Naspers group to fund the acquisition costs of businesses, interests in companies, intellectual property rights and rights to technology. If the Naspers group uses the facility to acquire businesses then it may also utilize the facility to fund the general corporate purposes of such businesses. The amount that may be drawn down under the facility reduces by approximately US$7 million every six months starting on March 4, 2007, until March 3, 2010 (when the then reduced facility ceases to be available). MultiChoice Africa Limited is required to repay any utilization of the facility in excess of the reduced level at the start of each such six month period.  The Naspers group has pledged 185,000,000 shares in Tencent Holdings Limited as security for the loan facility. The facility bears interest at the London Interbank Offer Rate (“LIBOR”) plus 2% and is subject to certain undertakings concerning debt and interest cover.

Liabilities in respect of program and film broadcasting rights increased from Rand 458.6 million in fiscal 2005 to Rand 636.8 million at March 31, 2006. Program and film broadcasting rights are non-interest bearing liabilities. In addition, Naspers had future commitments relating to program and film broadcasting rights of Rand 1,425.9 million at March 31, 2006. Although these commitments arise out of contracts entered into by the Naspers group, any future payments under those contracts are conditional on the occurrence of certain future events.

Naspers utilized overdraft of Rand 364.8 million at March 31, 2006, compared to Rand 433.3 million in fiscal 2005. As part of the process of managing the Naspers group’s mix of fixed and floating rate borrowings, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are considered based on expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, for hedging purposes. As at March 31, 2006, 50.5% of the long-term liabilities of Rand 4,055.1 million had fixed interest rate profiles, 18.2% of these liabilities were floating and 31.3% of these liabilities were interest-free.

The Naspers group had undrawn banking facilities of Rand 1,806.7 million as at March 31, 2006. Facilities which are on-call represented Rand 252.2 million and the balance of these undrawn facilities of Rand 1,554.5 million expire within one year. These facilities are in most instances subject to review and renewal within annual cycles. The Naspers group is in constant discussions with various financial institutions concerning changes to the terms of its existing facilities and future funding requirements.

Acquisitions and Dispositions

Year ended March 31, 2006

On April 1, 2005, Media24 acquired an additional interest of 7.5% in its subsidiary, Paarl Media Holdings (Proprietary) Limited (“Paarl Media”), for a cash consideration of Rand 180 million. This increased Media24’s effective financial interest in Paarl Media to 92.11%. This transaction was accounted for as a common control transaction, and the excess of the purchase consideration over the net asset value was recognized in equity.

During October 2005, Media24 disposed of its investment in Computicket (Proprietary) Limited for a cash consideration of approximately Rand 69.0 million. A profit on sale of investments of Rand 56.7 million was realized on this transaction and is included in profit from continuing operations.

On November 7, 2005, the Group publicly announced that it had entered into an agreement pursuant to which it would sell its entire interest in UBC and MKSC to True Corp. for a cash consideration of approximately Rand 999.3 million. A profit on the discontinuance of operations of Rand 1,032.2 million was realized on the transaction. Details relating to this transaction are highlighted in note 28 to the consolidated financial statements included elsewhere in this annual report.

During December 2005, MIH acquired 100% of the equity of Orbicom (Proprietary) Limited (“Orbicom”) from MTN Group Limited (“MTN”) for a cash consideration of Rand 44.2 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (Rand 35.1 million) and goodwill (Rand 9.1 million).

During February 2006, MIH QQ (BVI) Limited acquired a 25% interest in ChineseAll for a cash consideration of Rand 24.6 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (Rand 1.7 million) and goodwill (Rand 22.9 million).

In April, 2006, Irdeto Eindhoven B.V. acquired the Cryptotec Conditional Access business from Koninklijke Philips Electronics NV for a cash consideration of Rand 230.7 million. MIH subscribed for new shares equal to a 25% interest in Tixa Tech Group Inc. for a cash consideration of Rand 60.5 million.

In May, 2006, Naspers Limited acquired, through its offshore subsidiary MIH B.V., a 30% stake in the leading Brazilian media company, Abril, for a cash consideration of Rand 2,557.3 million.

In August 2006, MIH Print Media Holdings Limited (“MIH Print Media”) acquired a 20.2% interest in Titan, a leading company in the field of Chinese sports publishing, for a cash consideration of approximately Rand 114.5 million. It is anticipated that through a further acquisition MIH Print Media’s shareholding will increase to 37%.

In September 2006, Naspers announced that, in furtherance of its empowerment objectives, the group intends to implement a Broad-Based Black Economic Empowerment ownership initiative in relation to Media24 Limited (“Media24”) and MultiChoice South Africa (“MCSA”).

The BEE transactions are expected to result in the acquisition by qualifying Black Persons and Black Groups of ordinary shares in the issued share capital of Welkom Yizani Investments Limited (“Welkom Yizani”), which will hold ordinary shares in the issued share capital of Media24 Holdings (Proprietary) Limited (“Media24 Holdings”), the holding company of Media24 as well as Phuthuma Nathi Investments Limited (“Phuthuma Nathi”), which will hold ordinary shares in the issued share capital of MultiChoice South Africa Holdings (Proprietary) Limited (“MCSA Holdings”), the holding company of MCSA.

Naspers will sell up to 14.6 million shares in Media24 Holdings to Welkom Yizani for a consideration of approximately Rand 730 million. Welkom Yizani will fund the acquisition through cash and the issuance of preference shares to Naspers. MIHH will sell up to 45 million shares in MCSA Holdings to Phuthuma Nathi, for a consideration of approximately Rand 2,250 million. Phuthuma Nathi will fund the acquisition through cash and the issuance of preference shares to MIHH.

The empowerment transactions are subject to Welkom Yizani and Phuthuma Nathi undertaking the public offers to the General Black Public to subscribe for ordinary shares in Welkom Yizani and Phuthuma Nathi. The number of Media24 Holdings and MCSA Holdings ordinary shares to be acquired by Welkom Yizani and Phuthuma Nathi will depend on the amount raised by Welkom Yizani and Phuthuma Nathi in terms of the public offers. The closing date for the public offers is expected to be at the end of October 2006. The public offers may not ultimately be undertaken and the final terms of the empowerment transactions are subject to change.

Year ended March 31, 2005

On April 1, 2004, Media24 acquired the remaining 50% interest it did not already own in Alchemy Publishing (Proprietary) Limited for a cash consideration of Rand 4.6 million. The total purchase consideration of Rand 4.6 million was allocated based upon an appraisal, as follows: net assets (Rand 0.7 million) and goodwill (Rand 3.9 million).

On April 13, 2004, Johnnic Communications Limited (“Johncom”) exercised a call option on Naspers relating to 39.1% of the M-Net and SuperSport ordinary shares acquired from minority shareholders in terms of Section 311 schemes of arrangement concluded during March 2004. Naspers sold 33 686 280 M-Net and SuperSport shares respectively for a total cash consideration of Rand 286.3 million resulting in a loss of Rand 27.9 million on disposal. Naspers retained an effective 60.12% interest in both M-Net and SuperSport.

Tencent completed an initial public offering of shares on June 16, 2004 and listed on the Hong Kong Stock Exchange. The Group’s interest in Tencent was diluted from 50% to approximately 36.1%. Tencent’s net proceeds were approximately HK$1.64 billion. The Group realized a dilution profit of Rand 358.4 million. The Group exercised joint control over the operations of Tencent until June 16, 2004 and therefore proportionately consolidated the results of Tencent until that date. After the listing of Tencent the Group retained significant influence over Tencent’s financial and operating policies, therefore Tencent was equity accounted by the Group from June 16, 2004.

NetMed announced on June 19, 2003, that, subject to the fulfilment of certain conditions precedent, it had reached an agreement with Teletypos SA (“Teletypos”), in terms of which Teletypos would exchange its interest in MultiChoice Hellas SA for approximately €6.6 million in cash and a 12.5% equity interest in NetMed. On September 22, 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended March 31, 2005.

The Group realized a profit of Rand 215.7 million on the dilution of its interest in NetMed. Goodwill of Rand 312.9 million was accounted for on the acquisition of the remaining interest that the Group did not already own in MultiChoice Hellas.

Beijing Media Corporation Limited (“BMC”) completed an initial public offering of shares on December 22, 2004 and listed on the Hong Kong Stock Exchange. Naspers acquired an interest of 9.9% in BMC through its participation in the initial public offering. The group paid Rand 273.2 million in cash for its interest. The Group has classified the investment as an available-for-sale investment and is carrying it on its balance sheet at fair value.

On February 1, 2005, M-Web Holdings (Proprietary) Limited acquired from Tiscali International BV its South African ISP business (“Tiscali”) for a purchase consideration of Rand 309.3 million in cash. The purchase agreement stipulated that any net asset value acquired greater than Rand 44.5 million would be payable on a rand for rand basis to the seller. The group accordingly paid an additional Rand 11.7 million on closing of the transaction. This was recorded as an adjustment to goodwill. Included in the goodwill recognized are certain intangible assets that cannot be individually separated and reliably measured due to their nature, such as synergy benefits.

During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of Rand 141.6 million. A profit on sale of investments of Rand 18.7 million was realized on this transaction.

U.S. GAAP Reconciliation

Financial statements prepared in accordance with IFRS differ in certain material respects from financial statements prepared in accordance with U.S. GAAP. The principal differences between IFRS and U.S. GAAP relating to Naspers’ consolidated financial statements for the periods presented include:

Business combinations - Certain differences between IFRS and U.S. GAAP in the application of the purchase method of accounting for business combinations include:

•
Date of acquisition— prior to December 20, 2002, the date on which earnings of an acquired entity were included in the Group’s consolidated results of operations could be based on an effective date identified in the acquisition agreement when management control is ceded. Under US GAAP, when regulatory approval or other substantive conditions precedent exist, the consummation of the acquisition is not considered effective until such conditions are satisfied and irrevocable control of the company is obtained or consideration is exchanged.

•
Value of purchase consideration— previously, the value of the purchase consideration was determined based on the market or fair value of the shares issued or cash paid on the date the transaction was consummated, normally the date the shares were exchanged or cash was paid. The purchase consideration did not include the fair value of options issued to replace vested options of the acquired company. Under US GAAP, the value of the purchase consideration, using shares, is determined by using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of options issued to replace vested options of the acquired company are also recorded as part of the purchase consideration based on the fair market value of the vested options outstanding at the acquisition date.

•
Exchange of non-monetary assets— in prior years the Group has undertaken a number of transactions involving the exchange of non-monetary assets, normally the exchange or swap of shares. Previously, the gain recorded and cost of investments acquired were based on the value of the shares received. Under US GAAP, the gain recorded and cost of the investments acquired were based on the market value of the shares surrendered on the dates that the exchanges were consummated.

Goodwill - Goodwill recorded on acquisitions prior to April 1, 2000 was written off against retained earnings in the year of acquisition. For purposes of US GAAP prior to the adoption of FAS 142, “Goodwill and other intangible assets”, all goodwill written off against retained earnings has been reinstated as an asset on the balance sheet and amortized. Upon adoption of FAS 142 on April 1, 2002, the Group no longer amortizes goodwill and annually tests goodwill, by reporting unit, for impairment. Under IFRS, prior to April 1, 2004, goodwill was amortized over an estimated useful life not exceeding 20 years. As of April 1, 2004, the Group adopted IAS 36, “Impairment of Assets” and IFRS 3, “Business Combinations”, with retrospective application to December 20, 2002, and discontinued the amortization of goodwill which is consistent with the accounting treatment under US GAAP.

Although the statements are similar, the difference in the prospective adoption dates will give rise to a continuing equity difference between IFRS and US GAAP.

Intangibles assets - Patents, trademarks, title rights, subscriber bases and similar other intangible assets acquired before April 1, 2000 were written off against retained earnings in the year of acquisition. Under US GAAP, all other intangible assets written off against retained earnings have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. Upon adoption of FAS 142 on April 1, 2002, these intangible assets were determined to have a finite useful life and therefore continue to be amortized over their remaining estimated useful lives. Under both IFRS and US GAAP, the carrying value of other intangible assets is assessed for impairment whenever changes in circumstances indicate that the historical carrying value may not be appropriate.

Purchase of minority interests (successive acquisition), net - Under IFRS, when undertaking transactions with minorities in successive acquisitions, the entire difference between the purchase consideration and the net assets acquired of the remaining interest in an entity that it did not own was included within minority interests within equity. The minority interest is recorded at the minority’s proportion of the net fair value of the net assets acquired. Under US GAAP transactions with minorities are treated as a purchase business combination. The minority interest is valued at its historical cost book value and fair values are assigned upon the step up purchase of the minority interest.

Share based compensation - The Group accounts for its share options in accordance with IFRS 2, “Share-based Payments” and has recognized compensation expense in the income statement, representing the fair value of share options granted to employees. For US GAAP purposes, the Group accounts for its share options granted to employees based on the intrinsic value of the option in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), as permitted by Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“FAS 123”).

Put option liability - During fiscal 2006, minorities of NetMed NV exercised a put on their shares to the Group, requiring the Group to purchase a specified number of NetMed NV shares. Under US GAAP, the transaction was accounted for as a step acquisition at the time the option was exercised by recording the fair value of the put option liability and the percentage of the assets and liabilities acquired were increased to their current fair value. Under IFRS this put option with minority shareholders was considered outstanding from the time it was entered into, based on the amended guidance in IAS 32R. However, the Group elected the IFRS 1 allowance to present comparative information for IAS 32 and 39 in accordance with former GAAP and therefore this derivative liability has been recorded as of April 1, 2005 with a corresponding adjustment to shareholders’ equity since it is treated as a successive acquisition. The fair value movement between April 1, 2005 and March 31, 2006 has been recorded in the income statement. The movement between April 1, 2005 and January 2006 has been reversed for US GAAP.

Media24 entered into a contract containing a put option whereby the option holder can require Media24 to purchase the option holder’s remaining 7.5% interest. For IFRS purposes, the put option has been considered outstanding from the time that it was entered into and has been recorded as a derivative financial instrument liability in the financial statements.  For US GAAP purposes, the transaction will not be accounted for until the option is exercised.

Please refer to note 39 of Naspers’ consolidated financial statements and related notes included elsewhere in this annual report for the effect of the above differences between IFRS and U.S. GAAP, as well as other less significant differences, on total shareholders’ equity as of March 31, 2006 and 2005 and the consolidated net (loss)/income for the two years in the period ended March 31, 2006.

Initial Adoption of Accounting Policies

For the year ended March 31, 2005 Naspers prepared its financial statements under South African GAAP as effective at that date. In accordance with the JSE Limited (“JSE”) Listing Requirements the Group is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended March 31, 2006.

As the Group publishes comparative information in its financial statements, the date for transition to IFRS is April 1, 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE and the SEC. In order to describe the impact of IFRS on the Group’s reported results of operations and financial position, the Group has restated information previously published under South African GAAP to the equivalent basis under IFRS. This restatement is described in note 2 of the consolidated annual financial statements and follows the guidelines set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

New Accounting Standards

IFRS

NEW STANDARDS ADOPTED:

The amendment to IAS 19 - “Employee Benefits”, has been issued to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognized income and expenses. The amendment was issued during December 2004 with immediate effect. The Group will continue to apply option of recognizing the actuarial gains in losses in the income statement.

The amendments that have been made to IAS 39 included amendments to the accounting of Cash Flow Hedges of Forecasted Intragroup Transactions, the scope of IAS 39 to include Financial Guarantee Contracts and the amendment to the Fair Value Option. These amendments were made during April, August and June 2005 with immediate effect.

The amendment to IAS 1 - “Presentation of Financial Statements: Capital Disclosures” states that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

NEW STANDARDS ISSUED, BUT NOT YET ADOPTED:

IFRS 7 - “Financial Instruments: Disclosures” was issued August 18, 2005, with an effective date of January 1, 2007. This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32 - Financial Instruments: Presentation.

The IASB has also amended the accounting treatment of monetary items in IAS 21 - “The Effect of Changes in Foreign Exchange Rates” during December 2005 with immediate effect. The amendment stated that if a monetary item forms part of an entity’s investment in a foreign operation, the accounting treatment in the consolidated financial statements should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the Group conducts a transaction with the foreign operation.

IFRIC Interpretation 4 - “Determining whether an Arrangement contains a Lease” was issued by the IASB and is effective for annual periods beginning on or after January 1, 2006, and the Interpretation specifies that an arrangement that meets certain criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 - “Leases”.

IFRIC Interpretation 6 - “Liabilities arising from Participating in a Specific Market - Waste Electronic and Electronic Equipment” clarifies when certain producers of electrical goods are required to recognise a liability under IAS 37 for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. IFRIC 6 is effective for annual periods beginning on or after December 1, 2005.

IFRIC Interpretation 8 - “Scope of IFRS 2” clarifies that IFRS 2 - “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 is effective for annual periods beginning on or after May 1, 2006.

IFRIC Interpretation 9 - “Reassessment of Embedded Derivatives” clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after June 1, 2006.

AC 503 - “Accounting for Black Economic Empowerment (“BEE”) Transactions” states that if equity instruments are granted at a discount to a BEE partner, this must be expensed. BEE credentials acquired as part of a business combination shall be subsumed in goodwill and not recognized as a separate intangible asset. Where the BEE transaction includes service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognized over the period of the service conditions. Where the BEE transaction includes no service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognized immediately on grant date. AC 503 is effective for annual periods beginning on or after May 1, 2006.

U.S. GAAP

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. SFAS 123R requires all share-based payments to employees to be recognized in the income statement based on their grant date fair values over the corresponding service period and also requires estimation of forfeitures when calculating compensation expense. In April of 2005 the FASB revised the adoption date of this revised statement effective the first annual reporting period that begins after June 15, 2005. Accordingly, the Group will adopt this revised statement on April 1, 2006 using the modified prospective application approach. The Group is currently evaluating the impact of SFAS 123R on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain or loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain or loss recognition on assets surrendered in exchange transactions. The group will be required to adopt SFAS No. 153 on April 1, 2006, and believes the adoption of this standard will not have a material impact on the Group’s financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No.3”. Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied in the financial statements. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The Group will be required to adopt SFAS 154 on April 1, 2006. The Group is currently evaluating the impact of SFAS 154 on its financial position and results of operations.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1 and 124-1). This statement amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The guidance addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about un losses that have not been recognized as other-than-temporary impairments. The guidance includes three steps in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005 and will be adopted by the group on April 1, 2006 and believes it will not have a material impact on the Group’s financial statements.

In April 2006, the FASB issued FASB Staff Position 46(R)-6 (FSP FIN 46(R)-6) to address how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46(R)).

The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity (VIE), (b) which interests are variable interests in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity by a) analyzing the nature of the risks in the entity and b) determining the purpose(s) for which the entity was created and determine the variability the entity is designed to create and pass along to its interest.

After determining the variability to consider, the reporting enterprise can determine which interests are designed to absorb that variability. FSP FIN 46(R)-6 provides examples of the cash flow and fair value methods that can be used to measure the amount of variability (that is, expected losses and expected residual returns) of an entity. However, a method that is used to measure the amount of variability does not provide an appropriate basis for determining which variability should be considered in applying FIN 46(R).

FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after June 15, 2006. The Group will adopt the provisions of this statement on April 1, 2007. The Group is evaluating the impact of this statement and believes that it will not have a material impact on our financial statements.

In June 2006 the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) to clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The guidance requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. The Group will be required to adopt FIN 48 on April 1, 2007 and is evaluating the expected impact on the financial statements.

In September 2006, The FASB issued SFAS No. 157 , Fair Value Measurements, (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. The group will be required to adopt SFAS 157 on April 1, 2008, and is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). The interpretations in SAB 108 express the staff's views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant's financial statements would require adjustment when the assessment in the current year or in prior years results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The group will be required to adopt SAB 108 on April 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.                 Directors and Senior Management

The articles of association of Naspers provide that the board of directors must consist of not less than 4 members, nor more than 15 members at any time. The board currently consists of 12 members. In accordance with the JSE’s listing requirements, one-third of the non-executive directors comprising Naspers’ board are, on a rotating basis, obliged to retire and are eligible for re-election at each annual general meeting of shareholders. The business address for all the directors is 40 Heerengracht, Cape Town, 8001, South Africa. All the directors are South African citizens. All the directors are non-executive directors except for Koos Bekker and Steve Pacak.

As of September 1, 2006, the directors and senior management of Naspers, their respective ages, their position, the year in which they were first appointed and the year in which their current term expires, where applicable, are as follows:

Name	Age	Position	Year First Appointed to Current Position	Expiration of current term
Naspers directors:
Ton Vosloo	69	Chairman of the Board of Directors	1997	2006
Koos Bekker	53	CEO Naspers and Director	1997	2007
Steve Pacak	51	CFO Naspers and Director	1998	—
Boetie van Zyl	67	Director	1988	2008
Lourens Jonker	67	Director	1996	2007
Neil van Heerden	67	Director	1996	2007
Ben van der Ross	59	Director	1999	2008
Prof. Jakes Gerwel	60	Director	1999	2007
Prof. Hein Willemse	49	Director	2002	2006
Adv. Francine-Ann du Plessis	51	Director	2003	2006
Prof. Rachel Jafta	45	Director	2003	2006
Fred Phaswana	62	Director	2003	2006

Senior Management:
Cobus Stofberg	55	CEO MIH Group	1998	—
Steve Ward	52	CFO MIH Group	2000	—
Andre Coetzee	54	General Counsel MIH Group	1999	—
Mark Sorour	44	Chief Investment Officer	2002	—
Jim Volkwyn	48	CEO Pay-television Platforms	2000	—
Antonie Roux	48	CEO Internet Operations	2002	—
Jan Steenkamp	43	CEO Entriq	2002	—
Graham Kill	41	CEO Irdeto	1998	—
Nolo Letele	56	CEO MultiChoice South Africa	1999	—
Kim Reid	36	CEO M-Web South Africa	2003	—
Glen Marques	46	CEO M-Net	2000	—
Heinrich Enslin	44	CEO SuperSport International	2000	—
Hein Brand	41	CEO Print Media Operations	2005	—
Francois Groepe	36	CFO Media24	2003	—
Jan Malherbe	58	CEO Media24 Newspapers	1983	—
Patricia Scholtemeyer	44	CEO Media24 Magazines	2000	—
Stephen van der Walt	37	CEO Paarl Media	2005	—
Musa Shezi	46	MD Via Afrika	2005	—
Sheryl Raine	49	CEO NetMed	1997	—
Imtiaz Patel	42	CEO SuperSport South Africa	2005	—
Eben Greyling	38	CEO MultiChoice Africa	2005	—

Directors

Ton Vosloo became the chief executive officer of Naspers in 1984 and subsequently served as executive chairman from 1992 to 1997. Mr. Vosloo was a journalist from 1956 to 1983 and editor of the daily newspaper Beeld from 1977 to 1983. Mr. Vosloo is chairman of Media24, MIH BV, MIH Holdings and independent non-executive chairman of the board of Naspers, a position he has held since 1977. He is also a former chairman of the World Wide Fund for Nature in South Africa, a director of the Cape Philharmonic Orchestra and a trustee for the Stigting vir Bemagtiging deur Afrikaans.  He is also a former chairman of Sanlam.

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

Boetie van Zyl joined the Naspers group as director in 1988. Mr. van Zyl is a member of the board of directors of amongst others MIH BV, MIH Holdings, Sanlam and Murray & Roberts and a trustee of the Peace Parks Foundation in South Africa. He is a director of Media24, chairman of the audit and risk management committee and a member of the executive, human resources and nomination committee.

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

Fred Phaswana joined the Naspers group in 2003. He is a director of Anglo American plc. He is chairman of BP Southern Africa, Transnet, the South African Energy Association, the Cape Town Graduate School of Business Board of Advisors and the South African Institute of International Affairs. Mr. Phaswana is vice chairman of the Business Leadership and honorary president of the Cape Town Press Club.

Prof. Rachel Jafta, who joined the Naspers group in 2003, is a senior lecturer in economics at the University of Stellenbosch. She is a member of the South African Economic Society and the New York Academy of Science. Professor Jafta is also a trustee of the Don Caldwell Trust and the Helen Suzman Foundation and a member of the South African Institute of Race Relations.

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

Mark Sorour began his career with the Naspers group in 1994 involved with corporate finance. Prior to joining the Naspers group, Mr. Sorour was an investment banker with Hill Samuel and Banque Indosuez and held various positions in the audit and corporate finance division of PricewaterhouseCoopers. Currently, he is chief investment officer.

Jim Volkwyn began his career with the Naspers group in 1993 as finance manager of M-Net, where he remained until 1995. From 1996 to 1997, he was chief operating officer and finance manager of MultiChoice Africa. Subsequently, Mr. Volkwyn was chief executive officer of MultiChoice Africa for three years, where he remains on the board of directors. In 2000, he was appointed chief executive officer of MIH’s pay-television platforms.

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

Graham Kill expanded his responsibilities from chief financial officer and operations director of Irdeto to chief executive officer in August 1998. Previous positions include business development associate at NetHold and FilmNet, and various management positions in UK-based companies.

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

Hein Brand joined the Naspers group in 1998 as finance executive. He is a former financial director of Bonnita (Proprietary) Ltd. He is a former chief executive officer of Via Afrika and financial director of Media24. He was appointed as chief executive of Media24 in April 2005.

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

Musa Shezi joined the Naspers group in 2000, when he was appointed managing director of the National Education Group (NEG). Dr. Shezi started his career as a teacher in KwaZulu-Natal, subsequently becoming headmaster and executive president of the KwaZulu-Natal National Teachers’ Union. He is a member of several boards of directors, including vice president of the South African Institute of Race Relations. He was appointed managing director of the Via Afrika group in 2005.

Sheryl Raine began her affiliation with the Naspers Group in 1991 when she was appointed programme director of M-Net. She then moved to The Netherlands where she held the position of managing director of NetHold Electronic Media. She moved to Greece in 1997, first as CEO of the Digital Pay-TV Platform and was appointed CEO of the overall NetMed operations in Greece and Cyprus in October 1997.

Imtiaz Patel joined SuperSport in 2000 as Director of Enterprises. Prior to joining the group he was Director of Professional Cricket at the United Cricket Board (UCB), having held several positions at the UCB since 1991. He serves on the boards of Natal Sharks, Free State Rugby and Griqualand West Rugby, as well as Centurion Park Investments, Dolphins and Western Province Cricket. He is chief executive officer of SuperSport United Football Club and a member of the Premier Soccer League board. He is also secretary of the National Transformation Monitoring Committee of the United Cricket Board. In March 2005 he was appointed CEO of SuperSport South Africa.

Eben Greyling joined the MIH group in 1996 as group financial manager of MultiChoice. In 1997 he was appointed general manager operations and in 1999 CFO of MultiChoice. In 2000 he became CFO of MIH pay-television platforms, a position he held until his appointment as CEO of MultiChoice Sub-Saharan Africa in 2005. Eben is a Chartered Accountant and completed his articles at PricewaterhouseCoopers. He held various positions in the audit and corporate finance division of PricewaterhouseCoopers until 1995.

6.B.  Compensation

Directors

The individual non-executive directors of Naspers received the following compensation during fiscal 2006:

Non-executive Directors	Directors fees	Committee(1) and trustee(2) fees	Total
	R’000	R’000	R’000

Ton Vosloo(3),(4),(5)	1,863	—	1,863
Boetie van Zyl(3),(5)	535	460	995
Prof. Elize Botha	157	—	157
Lourens Jonker	175	—	175
Neil van Heerden	175	—	175
Ben van der Ross	175	4	179
Prof. Jakes Gerwel(3), (6)	435	60	495

Prof. Hein Willemse	175	3	178
Adv. Francine-Ann du Plessis	175	220	395
Prof. Rachel Jafta	175	150	325
Fred Phaswana	175	—	175
Total	4,215	897	5,112
___________

(1)	Committee fees include fees for the attendance at the audit committee, the human resources and nomination committee, the budget committee and the executive committee meetings of the board.

(2)	Trustee fees include fees for attendance of the various retirement fund trustee meetings of the group’s retirement funds, as well as for the attendance at Welkom trustee meetings.

(3)	Directors’ fees include fees for services as directors of Media24.

(4)	Directors’ fees include fees for services as directors of Via Afrika.

(5)	Directors’ fees include fees for services as directors of MIH Holdings and MIH BV.

(6)	Directors’ fees include fees for services as directors of Educor Holdings Limited.

The individual executive directors of Naspers received the following salary, bonuses and related benefits compensation during fiscal 2006:

Executive directors	Salary	Bonuses	Pension and medical benefits	Total

	R’000	R’000	R’000	R’000

Koos Bekker(1)	—	—	—	—
Steve Pacak	1,957	2,200	196	4,353

Mr. Pacak qualifies for salary and bonuses, as well as share allocations under the Naspers’ share incentive scheme. Details in respect of the participation by the executive directors of Naspers in scheme shares not yet released in the Naspers share incentive scheme are as follows:

Name	Date of Grant	Number of Class N ordinary shares	Purchase Price Per Share (Rand)	Future Vesting Date

Koos Bekker(1)	October 1, 2002	817,470	23.35	October 1, 2006
	October 1, 2002	817,471	24.50	October 1, 2007
	December 17, 2002	745,426	30.37	December 17, 2006
	December 17, 2002	745,428	31.54	December 17, 2007
Steve Pacak	January 2, 2003	166,666	23.50	January 7, 2007
	January 2, 2003	166,668	23.50	January 7, 2008
	September 9, 2004	33,333	50.00	September 9, 2007
	September 9, 2004	33,333	50.00	September 9, 2008
	September 9, 2004	33,334	50.00	September 9, 2009
___________

(1)   Mr. Bekker has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of Stellenbosch University. Mr. Bekker does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. Mr. Bekker’s current contract was approved by the shareholders in general meeting on August 30, 2002, and will expire on September 30, 2007. No compensation will be payable upon termination.

Senior Management

The aggregate salary, bonus and related benefits compensation paid by Naspers and the amount set aside by Naspers to provide pension, retirement and similar benefits to the named senior management as a group during fiscal 2006, was as follows:

Rand (thousands)

Short-term employee benefits	61,243
Post-employment benefits	5,259
Share-based payment charges	24,032
Total	90,534
___________

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

Audit and risk management committee

The members of the audit and risk management committee during fiscal 2006 were Mr. JJM van Zyl (Chair), Advocate F-A du Plessis, Dr. RCC Jafta and Mr. T Vosloo (appointed on November 25, 2005). During fiscal 2006, the audit and risk management committee held four meetings.

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

-	review and approve the activities, scope, adequacy and effectiveness of the company’s risk management and associated regulatory procedures;

-	ensure compliance with the group’s code of ethics as well as the code for financial officers (as applicable);
-	determine the principles for the use of the external auditors for non-audit services;
-	evaluate legal matters which may affect the financial statements, and
-	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal control or auditing matters.

The chairman and members of this committee are all non-executive directors. The committee meets at least three times a year with members of executive management, as well as with the internal and external auditors. Both the internal and external auditors have unrestricted access to this committee. It is a duty of the audit committee to ensure that the independence of the external auditor is not impaired. A policy regulating non-audit services provided by the external auditors has been adopted. An annual self-evaluation on the functioning of the committee is also performed.

6.D.                 Employees

General

As of March 31, 2006, Naspers and its subsidiaries had 12,067 full-time employees and 3,643 part-time employees. As of March 31, 2006, approximately 9.5% of Naspers’ employees in South Africa were represented by trade unions. Naspers believes that its labor relations are satisfactory. The following table relates to the employees employed by Naspers and its subsidiary companies.

	2005		2006
	Permanent	Temporary	Permanent	Temporary
Electronic media
- Pay-television	1,458	281	2,110	1,065
- Technology	427	19	298	45
- Internet	1,079	213	1,406	210
Print media
- Newspapers, magazines and printing	5,172	352	6,542	897
- Education	1,364	663	854	1,280
- Books	1,317	200	857	146
Total	10,817	1,728	12,067	3,643

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

The Compensation for Occupational Injuries and Diseases Act 130 of 1993 (“COIDA”) covers injuries, disablement, disease and death caused by work-related activities. COIDA applies to most employment relationships, where either casual or full-time employees are as a result of a workplace accident or work-related disease, injured, disabled, or killed; or become ill. COIDA does not apply to workers who are, amongst others, totally or partially disabled for less than 3 days; domestic workers, anyone receiving military training; persons employed outside the RSA for 12 or more continuous months.

Unlike COIDA the Unemployment Insurance Fund Act 63 of 2001 (“UIF”), which provides compensation and relief to unemployed workers, applies to nearly all employment relationships. The only exclusions are persons working less then 24 hours a month, public servants, foreign nationals working on contract, persons who receive a State (old age) pension and those who only earn commission. Domestic workers are included in terms of the UIF since the amendments of April 2003.

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

The aggregate number of Class N ordinary shares allocated to the executive directors and senior management, participating in the group’s share incentive plans at March 31, 2006 was 13,200,771 at purchase prices ranging from Rand 28.81 to Rand 123.50 and vesting periods until March 22, 2011.

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

Under the share scheme, the trustees may make offers or grant options in respect of scheme shares to selected employees at a price equal to the higher of the nominal value or market price, or a price determined by the trustees within the Rules of the JSE. The employees are selected and the number of shares offered per participant are determined by the trustees within an allotment structure approved by the human resources and nomination committee of the Naspers board. Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 30 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is not later than 10 years after the effective date of the offer. Under the share scheme, irrespective of whether the purchase price has been paid or not, the shares will generally not be released before the third, fourth and fifth anniversaries of the effective date of the offer. The trustees may, however, in their discretion allow earlier release dates.

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

Historically Mr. Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002, Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Naspers Class N ordinary shares. On July 22, 2005, 44,444 Naspers Class N ordinary shares were delivered to Mr. Pacak upon payment of the amount at an average price of Rand 13.64 per share and on the same day, 5,333 Naspers N ordinary shares were delivered to Mr. Pacak upon payment of the amount at an average price of Rand 20.05 per share (the original average offer prices based on the listed market prices of MIH Holdings shares on the date of the offers) due to the MIH Holdings Share Trust. The closing price of a Naspers share on July 22, 2005 was Rand 92.35. Mr. Pacak still owns these shares. At March 31, 2006, a total of 66,531 (2005: 116,308) Naspers Class N ordinary shares had been allocated to Mr. Pacak with vesting periods until February 18, 2007.

SuperSport Share Incentive Scheme

Pursuant to the Naspers 2002 reorganization, SuperSport received Class N ordinary shares which it distributed to its shareholders by way of a capital reduction, in the ratio of 4.2365 Class N ordinary shares for every 100 SuperSport shares. SuperSport share incentive scheme participants also participated in the distribution of Class N ordinary shares in proportion to the SuperSport options they already held on the distribution date.

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

Share Holdings

The directors of Naspers beneficially and non-beneficially owned the following interests in Class A and Class N ordinary shares as of March 31, 2006:

	Class N ordinary shares	Class A ordinary shares

Ton Vosloo	275,000	—
Koos Bekker	4,917,316(1)	—
Steve Pacak	508,484(2)	—
Boetie van Zyl	224,154	745
Lourens Jonker	68,000	—
Neil van Heerden	1,300	—
Ben van der Ross	—	—
Prof. Jakes Gerwel	—	—
Prof. Hein Willemse	—	—
Adv. Francine-Ann du Plessis	500	—
Prof. Rachel Jafta	—	—
Fred Phaswana	630	—
Directors as a group	10,634,889(3)	570,089(4)(5)
__________

(1)	Vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(2)	This includes 266,666 vested Class N ordinary shares in the Naspers Share Incentive Scheme which have reached a vesting date.

(3)
This includes 4,639,505 Class N ordinary shares (excluding the shareholdings listed in note 1 and 2 above) held by the Naspers Share Incentive Trust, which shares may be considered to be beneficially owned by two directors of Naspers since these directors are also trustees of the Naspers Share Incentive Trust. In terms of the regulations of the JSE, the Naspers Share Incentive Trust is prohibited from voting in respect of certain types of shareholder resolutions.

(4)
This includes the 569,344 Class A ordinary shares held by Naspers Beleggings Limited and Keeromstraat 30 Beleggings Limited, which shares may be considered to be beneficially owned by certain directors of Naspers since those directors are also directors of such entities and have voting power over these shares.

(5)
As publicly announced, an agreement was reached in terms of which Sanlam Limited (“Sanlam”) sold 168,605 Naspers Beleggings Limited ordinary shares, 16,860,500 Keeromstraat 30 Beleggings Limited ordinary shares and 133,350  Naspers Class A ordinary shares into a new entity, Wheatfields 221 (Proprietary) Limited (“Wheatfields”). Sanlam owns 50% of Wheatfields, while Mr JP Bekker acquired an indirect 25% interest in Wheatfields.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                 Major Shareholders

Naspers’ capital stock consists of Class A ordinary shares and Class N ordinary shares. Certain Class N ordinary shares are represented by ADSs. As of March 31, 2006, Naspers had 712,131 Class A ordinary shares outstanding and 315,113,700 Class N ordinary shares outstanding.

The Class N ordinary shares are listed on the JSE and carry one vote per share on a poll. Naspers ADSs are listed on the Nasdaq Stock Market in the United States, and holders of ADSs are entitled to the voting rights of the underlying Class N ordinary shares, subject to certain terms of the ADSs relating to voting procedures. From July 15, 2005, 1 ADS represents 1 class N ordinary share. The Class A ordinary shares are not listed on any stock exchange and carry 1,000 votes per share on a poll. The holders of the Class A ordinary shares collectively hold 69.3% of Naspers’ total voting rights. Naspers, through Heemstede Beleggings (Proprietary) Limited, a wholly owned subsidiary of Naspers, holds 49% of Naspers Beleggings Limited which, in turn, holds 49.15% of Class A ordinary shares. Keeromstraat 30 Beleggings Limited holds 30.80% of Class A ordinary shares. The members of the boards of directors of Keeromstraat 30 Beleggings Limited, Naspers Beleggings Limited and Heemstede Beleggings (Proprietary) Limited are mostly also members of the board of directors of Naspers Limited. Therefore, Naspers’ board will determine to a large extent the outcome of any shareholder votes.

The following table presents, as of June 30, 2006, the beneficial ownership of each class of Naspers’ ordinary shares by each person or entity which, to Naspers’ knowledge, owns more than 5% or more of either class of its ordinary shares, and all of Naspers’ directors as a group.

Unless otherwise indicated, to Naspers’ knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent applicable law gives spouses shared authority.

BENEFICIAL OWNER	NUMBER OF CLASS A ORDINARY SHARES	PERCENTAGE OF CLASS A ORDINARY SHARES	NUMBER OF CLASS N ORDINARY SHARES	PERCENTAGE OF CLASS N ORDINARY SHARES	TOTAL VOTING PERCENTAGE

Coronation Fund Managers(1)	—	—	37,595,752	12.20%	3.66%
Old Mutual Asset Managers(1)	—	—	30,996,810	10.06%	3.02%
RMB Asset Management(1)	—	—	22,588,646	7.33%	2.20%
Investec Asset Management(1)	—	—	19,304,489	6.26%	1.88%
Allan Gray Ltd(1)	—	—	18,709,851	6.07%	1.82%
Sanlam Investment Management(1)(2)(3)	—	—	9,240,306	3.00%	0.90%
Wheatfields(3)	133,350	18.73%	—	—	12.98%
Naspers Beleggings Limited(4)	350,000	49.15%	—	—	34.07%
Keeromstraat 30 Beleggings Limited(4)	219,344	30.80%	—	—	21.35%
Directors as a group	745	0.10%	11,830,434	3.75%	1.22%
Total	703,439	98.78%	150,266,288	47.69%	82.03%
___________

(1)	Asset managers whose shareholdings vary between fiscal years based upon their own portfolio management activities.

(2)
Mr. Boetie van Zyl and Adv. F du Plessis, both Naspers directors, are also directors of Sanlam Limited, the holding company of Sanlam Life Insurance Limited of which Sanlam Investment Management (Proprietary) Limited is a wholly-owned subsidiary. Five directors of Sanlam Limited are also directors of Sanlam Investment Management (Proprietary) Limited whilst four directors of Sanlam Life Insurance Limited. are also directors of Sanlam Investment Management (Proprietary) Limited. Both Mr Van Zyl and Adv. F du Plessis are directors of Sanlam Life Insurance Limited, as well as Dr Wilmot James who is a director of Media24 Limited, a major subsidiary of Naspers Limited. Adv. F-A du Plessis is a former director of Sanlam Investment Management (Proprietary) Limited.

(3)
During the year, as publicly announced, a transaction took place in terms of which Sanlam sold its holding of Naspers Class A ordinary shares to Wheatfields. Sanlam owns 50% of Wheatfields which holds 18.73% of the Naspers Class A ordinary shares.

(4)	Naspers directors also serve on the boards of these public companies.

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

As at the end of June 2006, as far as it has been practicable for Naspers to ascertain, there were no beneficial U.S. holders of Class A ordinary shares and there were 342 beneficial U.S. holders of Class N ordinary shares, totaling 53,623,891 Class N ordinary shares.

7.B.  Related Party Transactions

Channel Distribution Arrangements

Pursuant to channel distribution agreements between MultiChoice South Africa, MultiChoice Africa and M-Net, MultiChoice South Africa and MultiChoice Africa have the rights to distribute the M-Net channels by analog and digital distribution systems and the right to license the reception and distribution of, and to market, the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net, a joint venture company of Naspers, provides the M-Net, KykNET, K-TV, Channel O and Movie Magic channels and has obtained the rights to pay-television broadcast in many areas of Africa of movies from major movie studios, including Disney, Warner Brothers, Columbia Pictures, Sony, Miramax, Fox, Universal, MCA, Paramount, MGM and DreamWorks. Pursuant to the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay M-Net fees based on subscriber numbers. Through the M-Net channel distribution agreements, MultiChoice South Africa and MultiChoice Africa also have the rights to distribute one of the sports channels and certain sports programming which are provided by SuperSport. SuperSport provides its remaining channels directly to MultiChoice South Africa and MultiChoice Africa. SuperSport has obtained the rights to broadcast certain South African cricket leagues, major international cricket events and the English FA Premier League. SuperSport has also obtained rights to broadcast the South African rugby leagues and major international rugby events. Cricket, rugby and football are three of the most popular sports in South Africa. Pursuant to the channel distribution agreements, MultiChoice South Africa and MultiChoice Africa pay SuperSport fees based on subscriber numbers. During the fiscal years ended March 31, 2006 and 2005, these amounts paid to M-Net and SuperSport totaled approximately Rand 2,182.7 million and Rand 1,909.9 million, respectively.

Tencent Holdings Limited

The group entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive license to a group company to use, and to authorize its affiliates (“the operators”) which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use, certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using this proprietary information. The agreement is for a term of 15 years and expires in 2017.

Loans

On September 28, 2004, MultiChoice Africa entered into a Consolidated Loan Agreement, a Sales of Shares Agreement in MultiChoice Nigeria Limited and a Pledge and Cession Agreement with Mr. Ogunsanya, a shareholder and director of MultiChoice Nigeria Limited, whereby MultiChoice Africa has lent Naira 689.6 million (approximately U.S. dollar 5.2 million) to Mr. Ogunsanya to facilitate, amongst other things, the purchase of a further 10% shares in MultiChoice Nigeria Limited. The loan bears interest at a rate of 10.22% per annum. The Consolidated Loan Agreement supersedes the Loan Agreement of June 14, 2002 between the parties. Mr. Ogunsanya has ceded all future dividends relating to his shares in MultiChoice Nigeria Limited (which represent a 21% interest in MultiChoice Nigeria Limited) as security for the repayment of such loans. An impairment charge of Rand 30.9 million was raised during fiscal 2006 against the outstanding balance of Rand 39.0 million as this was not deemed recoverable. The remaining balance of Rand 8.1 million is due by March 31, 2007.

An advance of U.S. $0.4 million was made during the 2004 financial year to a minority shareholder in MultiChoice Ghana Limited (“MGL”). The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of such shareholders’ shares in MGL. There was no outstanding balance on this advance at March 31, 2006.

M-Net and SuperSport

On March 31, 2003, M-Net and SuperSport ceded forward exchange contracts (“FECs”) totaling U.S. $49.9 million at no consideration to the group. The FECs ceded are at an average rate of Rand 12.16 to the U.S. dollar and matured between November 28, 2003 and March 31, 2005.

M-Net and SuperSport reduced their capital by paying a total of Rand 84.3 million and Rand 62.4 million respectively to their shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in M-Net and SuperSport.

Antenna TV (Antenna)

In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna completed the acquisition of 5% of the shares in NetMed NV for a consideration of approximately Rand 94.7 million. Two Antenna channels were aired in the current year. On January 2, 2006, Antenna exercised a put option to sell its stake in NetMed N.V. to Myriad International Holdings BV at a price equal to the fair value per share. The valuation process in respect of determining the fair value of each share was completed in July 2006.

Sanlam

In addition to being a director of Naspers, Mr. van Zyl and Adv. du Plessis are non-executive directors of Sanlam Limited. Sanlam Limited has three operating subsidiaries, Santam Limited, Sanlam Life Insurance Limited and Sanlam Investment Management (Proprietary) Limited, which provide certain services to Naspers in the ordinary course of business. Santam Limited provides reinsurance services in respect of insurance policies taken out by Naspers to cover general business risks and certain motor vehicle insurances. Sanlam Investment Management (Proprietary) Limited indirectly holds 18.73% of Class A ordinary shares through Wheatfields. Sanlam Investment Management (Proprietary) Limited provides asset management services in respect of some of Naspers’ pension funds. Mr. van Zyl and Adv du Plessis are not directors of Santam Limited nor of Sanlam Investment Management (Proprietary) Limited. Mr. Van Zyl, Adv. du Plessis as well as Dr. Wilmot James, who is a director of Media24, are directors of Sanlam Life Insurance Limited. Mr. Vosloo, the chairman of Naspers, was previously also non-executive chairman of Sanlam Limited, but resigned on June 2, 2004. No material services are provided by Sanlam Life Insurance Limited to Naspers.

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

In December 2000, MultiChoice Hellas SA (“MCH”) received a tax assessment from the Greek tax authorities for approximately €5.4 million relating to the tax treatment of advertising and marketing costs and municipal duties. MCH challenged the assessment and the Court of First Instance found against the company. MCH appealed the decision and the Appeal Court found in favour of MCH. The tax authorities did not lodge a further appeal within the time permitted. However, in February 2006 the tax authorities sent MCH a further assessment for the same amount plus arrear interest amounting to approximately €8 million. MCH has advised the tax authorities that their claim is legally unjustified and, in any case, filed too late. Nevertheless, the authorities have indicated that they intend to pursue their claim in the Greek courts.

On November 22, 2001 David Zietsman, Gameplan International SA (Proprietary) Limited and Richard Clark launched proceedings against MultiChoice Africa, M-Net and Vodacom (Proprietary) Limited (the “Defending Companies”), for interdicts and damages arising from alleged breaches by the Defending Companies of confidentiality agreements relating to information which the plaintiffs maintain had been disclosed to MultiChoice Africa. MIH Holdings was joined as a defendant at a later stage in the proceedings. In the course of the litigation, the plaintiffs alleged that MultiChoice Africa personnel passed information to M-Net, MIH Holdings and OpenTV and that these companies used this information for their own benefit and to the detriment of the plaintiffs. The plaintiffs notified the Defending Companies on June 6, 2002 that they intend to increase the amount claimed from approximately Rand 2.9 million to approximately Rand 118 million. If such increase is formally effected and the claimants are fully successful in their action, then these proceedings may have a significant effect on the financial position of Naspers. However, the proposed increase has not yet been formally effected and no further steps have been taken in the proceedings by the plaintiff.

On July 26, 2002, NetMed, Myriad International Holdings BV (“MIH BV”) and Fidelity, among others, entered into a share subscription agreement and a share sale agreement under which Fidelity would have acquired a 22% interest in NetMed, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount which was to be calculated with reference to the value of a subscriber base to be acquired by NetMed. The completion of this transaction was subject to the unconditional approval of the Greek Competition Committee before a stipulated date. The required approval was not received within the contractually agreed upon period and accordingly NetMed and MIH BV believe that the agreements ceased to have any force or effect. As Fidelity disputed this, NetMed and MIH BV initiated arbitration proceedings under the auspices of the London Court of International Arbitration seeking confirmation from the tribunal that the agreements had lapsed. Fidelity counterclaimed for loss and damages allegedly suffered as a result of the actions of NetMed and MIH BV. Fidelity also initiated legal proceedings in the South African courts against Naspers, MIH Holdings and an employee of MIH BV claiming approximately U.S. $62 million (alternatively, approximately U.S. $114 million) on the grounds that these parties unlawfully caused NetMed to terminate its agreements with Fidelity, thereby causing Fidelity financial loss. The arbitration hearings were completed in September 2004 and an award was given in favor of NetMed and MIH BV in December 2004. Fidelity challenged the award in the English courts, but the challenge was dismissed on June 13, 2005. The South African proceedings have been withdrawn.

On March 12, 2003, Liberty Media Corporation advised the group that it is seeking indemnification under the agreement dated August 27, 2002 whereby the group sold its shares in OpenTV to Liberty in respect of a claim made against OpenTV by Thomas Weisel Partners LLC (“Weisel”). Weisel has claimed that OpenTV Inc. was required to pay Weisel a fee of approximately U.S. $1.9 million in connection with OpenTV’s acquisition of Wink Communications Inc.

A claim, first raised during fiscal 2003, from the Kenyan tax authorities that MultiChoice Kenya should have paid VAT on its agreements with subscribers (involving an amount of approximately U.S. $4.1 million) has been settled on the basis that MultiChoice Kenya pays the tax authorities 62.5 million Kenyan Schillings (approximately U.S. $800,000).

PaySmart Africa (Proprietary) Limited (“PaySmart”) has claimed approximately Rand 10.4 million from M-Net and Endemol South Africa Limited (“Endemol”) alleging that it would have this amount if M-Net and Endemol had granted it the rights to provide an SMS voting system for Big Brother Africa and Idols, two television shows, as allegedly contemplated in the Heads of Agreement executed by the parties in April 2003. In February 2004, M-Net and Endemol objected to PaySmart’s particulars of claim and since then PaySmart has not taken the proceedings any further.

In late December 2004, David Zietsman instituted an action in the South African Patent Court against Endemol South Africa (Proprietary) Limited, M-Net, MultiChoice South Africa, Vodacom and I-Touch South Africa (Proprietary) Limited for unquantified damages based on the alleged infringement by the defendants of one of Mr. Zietsman’s patents in the course of the Big Brother reality shows. The defendants are all defending the action.

Call Centre Nucleus (Proprietary) Limited (“CCN”) has claimed approximately Rand 13.5 million from M-Web Holdings arising out of the purchase by M-Web Holdings of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.

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

The South African Revenue Service (the “SARS”) has alleged that participants in the Naspers and Media24 share incentive schemes should have paid additional income taxes on gains flowing from such participation and maintained that the employer companies in the group should have withheld such taxes. The group has operated deferred delivery employee share incentive schemes in a consistent manner for approximately 15 years.  Based on the allegation to date, assessments have been raised by SARS on various Naspers group companies totaling approximately Rand 13.6 million including interest charges. Based on the facts and legal advice received, Naspers believes that the claims of  SARS are unfounded and that no adjustment to the Naspers and Media24 share incentive schemes is required. Naspers therefore intends to vigorously defend the assessments raised in relation to the Naspers and Media24 share schemes, in court, if necessary.

In 2005 MCC instituted action against Lefkoniko, a Cypriot financial institution, to recover monies that it had invested with Lefkoniko. In order to expedite proceedings, MCC applied for summary judgment, alleging that Lefkoniko did not have a proper defence to its claim. The application was heard in October 2005 and on November 11, 2005 the court gave judgment in MCC’s favour. Since then, further proceedings have been instituted in the Cypriot courts to give effect to the summary judgment against Lefkoniko.

In September 2005, Malivision SARL instituted proceedings against MultiChoice Africa in Mali on the basis of an alleged breach by MultiChoice Africa of an exclusive distribution contract between them. Despite the fact that the contract stipulates South African law to govern the contract and the South African courts to handle any disputes, the Mali court heard the matter on June 14, 2006 and ordered MultiChoice Africa to pay Malivision CFA 400,000,000 (approximately U.S. $730,000). The court’s decision has been appealed and the matter is pending.

Akani Egoli (Proprietary) Ltd has instituted action against M-Net and Combined Artistic Productions in the High Court of South Africa for damages of Rand 10.6 million allegedly suffered by the plaintiff as a result of an alleged defamation in a television broadcast. On February 15, 2006, the defendants filed their plea and pleadings are now closed. The matter has been referred to M-Net’s insurers.

In February 2006, NetMed became aware of the fact that LTV, its co-shareholder in MultiChoice Holdings (Cyprus) Limited (“Holdings”) (which, in turn, owns the majority of the shares in a listed entity, MCC), had entered into arrangements with CYTA (the Cyprus Telecommunications Authority) which NetMed believed were in conflict with LTV’s contractual obligations to NetMed, Holdings, MCC and certain of NetMed’s affiliates, specifically such obligations as flowed from a Shareholders’ Agreement dated June 23, 2000 between NetMed, LTV and Holdings (“The Shareholders Agreement”), a Channel Distribution Agreement of June 21, 2004 between MCC and LTV (the “CDA”) and a programme supply agreement dated January 1, 2004 between LTV and affiliates of NetMed ) (the “PSA”). Pursuant to these facts various legal proceedings have been instituted against LTV in the London Court of International Arbitration (LCIA”) and in the Cypriot courts and are continuing.

In March 2006, LTV proposed a public offer offering the shareholders of MCC to acquire their shares in MCC either for cash or for shares in LTV. The public offer was conditional, inter alia, upon the Competition Commission of Cyprus (“CPC”) declaring the CDA and the non-compete provisions in the Shareholders’ Agreement to be invalid. On June 2, 2006 the CPC duly declared the entire Shareholders Agreement and the CDA invalid. As the conditions were fulfilled, the public offer became effective and acceptances from minority shareholders have resulted in LTV having an effective economic interest of more than 48% in MCC.

On February 23, 2006, NetMed Hellas Pay TV SA filed a request for arbitration under the auspices of the LCIA against the Greek football club PAE Akratitos (“Akratitos”) on the basis that Akratitos had breached its TV Rights Agreement with NetMed Hellas. The claimant maintains that Akratitos has breached the agreement and seeks specific performance and damages from Akratitos.

MCA is pursuing a claim against four former employees who defrauded the company through manipulating the IBS Billing System and collecting subscriptions for their own account – the amount claimed is approximately Rand 11 million. Bank accounts of the defendants in the United Kingdom and Jersey have been frozen. The matter is pending.

Touchline Media (Proprietary) Ltd, a subsidiary of Media24, is a defendant in a defamation claim for damages for an amount of Rand 12 million (increased from a previous Rand 8 million). The claim results from articles and statements published in a magazine. The action is currently pending before a South African court.

Onshelf Trading Forth Floor (Proprietary) Ltd t/a Mail and Guardian Online (“Onshelf”) in which M-Web South Africa has a 65% shareholding, which had sold its Q business to Q-Online (Proprietary) Ltd, issued summons in the South African High Court against Q-Online for the payment of an outstanding portion of the purchase price of Rand 200,000. Q-Online then instituted a counterclaim for specific performance of the sale agreement and damages of between Rand 11.0 million and Rand 13.0 million. The litigation has reached the stage where the parties have exchanged discovery affidavits. M-Web believes that the damages claim is grossly inflated.

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

8.B.       Significant Changes

Except as otherwise disclosed in this annual report, no significant change in our business or financial condition has occurred since April 1, 2006.

ITEM 9.   THE OFFER AND LISTING

9.A.        Offer and Listing details

The following table presents the high and low closing sales prices and the average daily trading volume of Class N ordinary shares on the JSE, and Naspers ADSs on Nasdaq in the United States for the periods indicated.

	Class N Ordinary Shares JSE			ADSs Nasdaq

	High	Low	Average dailytrading volume	High	Low	Average daily trading volume
	(Rand)	(Rand)		(U.S. $)	(U.S. $)
Fiscal 2002
Year ended March 31, 2002	33.15	11.90	294,149	—	—	—
Fiscal 2003
Year ended March 31, 2003	26.50	12.50	637,512	30.00	23.80	21,033
Fiscal 2004
First Quarter ended June 30, 2003	29.20	19.35	844,906	36.28	24.57	6,553
Second Quarter ended September 30, 2003	30.00	25.49	650,814	40.61	34.00	4,402
Third Quarter ended December 31, 2003	46.00	27.75	1,108,681	69.55	42.00	4,863
Fourth Quarter ended March 31, 2004	47.00	41.10	1,382,428	69.44	56.44	4,728
Year ended March 31, 2004	47.00	19.35	995,765	69.55	24.57	5,161
Fiscal 2005
First Quarter ended June 30, 2004	49.50	40.00	955,356	74.69	61.00	1,247
Second Quarter ended September 30, 2004	52.00	42.00	600,736	80.60	68.50	1,207
Third Quarter ended December 31, 2004	75.45	51.21	620,415	134.15	79.01	1,184
Fourth Quarter ended March 31, 2005	82.00	65.85	692,910	138.99	104.00	2,238
Year ended March 31, 2005	82.00	40.00	713,826	138.99	61.00	1,499
Fiscal 2006
First Quarter ended June 30, 2005	80.21	76.90	540,655	123.08	122.14	1,767
Second Quarter ended September 30, 2005 (1)	99.85	97.01	726,081	29.08	28.61	5,128
Third Quarter ended December 31, 2005	105.78	102.43	809,825	16.26	15.85	5,292
Fourth Quarter ended March 31, 2006	126.53	122.37	1,187,107	20.51	20.00	10,043
Year ended March 31, 2006	103.09	99.68	815,917	19.54	19.17	5,558
April 2006	134.44	129.95	1,118,913	22.10	21.54	23,543
May 2006	129.49	124.45	1,488,333	20.53	19.88	15,324
June 2006	122.18	115.69	1,579,986	17.97	16.79	17,148
July 2006	119.70	115.84	962,412	16.94	16.33	20,867
August 2006	121.67	118.60	825,264	17.35	16.96	4,095
September 2006 (until September 15, 2006)	125.23	121.24	766,973	17.19	16.65	4,447

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

Naspers’ Purposes and Objects

Clause 2 of Naspers’ memorandum of association provides: “The main business which the Company is to carry on is: ‘investment in entities with interests in print and electronic media, affiliated technological systems and in education’”. Clause 3 of the Memorandum of Association further provides: “The main object of the Company is: ‘to invest in entities with interests in print and electronic media, affiliated technological systems and in education’”.

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

Directors

Directors are granted the power to borrow from the company under Article 46 of Naspers’ articles of association. Under Article 50, Directors appointed prior to October 26, 2000 are required to vacate their offices upon reaching the age of seventy five years, and directors appointed after this date are required to vacate their offices upon reaching the age of seventy years. In each case the vacation of office is effective from the date of the annual general meeting held in the relevant year. All internal appointments must also be re-appointed by the shareholders at the subsequent annual general meeting.

Dividends

For information on dividends, see “Item 8.A. Financial Information - Consolidated Statements and Other Financial Information”.

The Shares

Shareholders’ Meetings

Under South African law, Naspers is required to hold an annual general shareholder meeting not more than nine months after the end of each financial year and not later than 15 months after the date of it’s most recent annual general shareholder meeting. The Listing Rules of the JSE require that notice of an annual general shareholder meeting, accompanied by the consolidated financial statements to be considered at such meeting, be distributed to shareholders not later than six months after the end of each financial year. Nasdaq listing rules also require an annual shareholder meeting.

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

•
the number of public shareholders (as defined), excluding employees, directors and their associates, of listed securities must be at least 500 for equity shares, 50 for preference shares and 25 for debentures.

The Nasdaq Stock Market listing rules further require that shareholder approval for the issuance of shares is generally required with respect to the following:

•	for the establishment or material amendment of stock option or purchase plans for the benefit of officers, directors, employees or consultants

•	when the issuance or potential issuance will result in a change of control of Naspers

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

For additional information on Naspers’ shares see “Item 6. Directors, Senior Management and Employees”.

10.C.               Material Contracts

Investment in Abril SA

On May 5, 2006 MIH (UBC) Holdings BV (now renamed MIH Brazil Holdings BV) (“MBH”), a wholly owned indirect subsidiary of Naspers, acquired an equity stake of 30% in Abril SA, a Brazilian media company, for a total consideration in Brazilian Reais equivalent to approximately Rand 2,557.3 million, through a combination of a subscription for newly issued shares of common stock and shares of preferred stock and the purchase of shares of common stock and shares of preferred stock from Ativic SA, certain individual shareholders and two subsidiaries of Capital International, being Brazil April LLC and Brazil May LLC. The acquisition was implemented through (i) a Subscription Agreement between Abril SA, MBH, Mr Roberto Civita and Mr Giancarlo Civita, (ii) a Stock Purchase Agreement between MBH, Mr Roberto Civita, Mr Giancarlo Civita, Mr Victor Civita and Ms Roberta Civita, and (iii) a Stock Purchase Agreement, between MIH Brazil Participacoes Ltda (a wholly owned indirect subsidiary of Naspers) (“MBPL”), Brazil LLC and Brazil May LLC.

10.D.               Exchange Controls

The following discussion summarizes exchange controls in force in South Africa as of the date of this annual report. South Africa’s exchange controls may change at any time. Naspers cannot predict whether the existing exchange controls will be continued, amended or abolished by any future South African government. You are urged to consult a professional adviser about the effect of exchange controls on your investment in Class N ordinary shares or Naspers ADSs.

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

Ownership and Disposition of Class N Ordinary Shares or Naspers ADSs

Taxation of Dividends. The gross amount of a distribution made by Naspers, including any amounts of South African tax withheld, will be taxable to a U.S. Holder to the extent that such distribution is paid out of Naspers’ current or accumulated earnings and profits (“E&P”), as determined for United States Federal income tax purposes. Under recently enacted legislation, if these dividends constitute qualified dividend income (“QDI”), individual United States Holders will generally pay tax on such dividends received during taxable years prior to 2011 at a maximum rate of 15%, provided that certain holding period requirements are satisfied. Dividends paid by Naspers will be QDI if Naspers is a Qualified Foreign Corporation (“QFC”) at the time the dividends are paid. Naspers believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid to be QDI for United States Federal income tax purposes. Corporate U.S. Holders receiving dividends paid by Naspers will not benefit from the reduced tax rate on dividends available to individual U.S. Holders. Because Naspers is not a United States corporation, dividends paid will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by Naspers exceed E&P, such distributions will be treated as a tax-free return of capital, to the extent of each U.S. Holder’s basis in Class N ordinary Shares or Naspers ADSs, and will reduce such U.S. Holder’s basis in the Class N ordinary Shares or Naspers ADSs on a U.S. dollar-for-U.S. dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the Class N ordinary Shares or Naspers ADSs). To the extent that the distributions exceed the U.S. Holder’s basis in the Class N ordinary Shares or Naspers ADSs, each such holder will be taxed as having recognized gain on the sale or disposition of the Class N ordinary Shares or Naspers ADSs (see “Tax on Sale or Exchange of Ordinary Shares or ADSs” below).

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

Tax on Sale or Exchange of Ordinary Shares or ADSs. A U.S. Holder will recognize gain or loss on a sale, exchange or other disposition of the Class N ordinary shares or ADSs, unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property received, and the U.S. Holder’s tax basis in the Class N ordinary shares or ADSs as determined in U.S. dollars. A U.S. Holder’s tax basis in the Class N ordinary shares or ADSs will generally equal the amount paid by the U.S. Holder for the ordinary shares or ADSs. Gain or loss arising from a sale or exchange of Class N ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the holding period of the U.S. Holder for the Class N ordinary shares or ADSs exceeds one year. Recently enacted legislation also generally provides that long-term capital gains by individuals, trusts and estates are subject to Federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2011 (20% thereafter). In general, gain from a sale or exchange of shares by a U.S. Holder will be treated as United States source income for foreign tax credit purposes.

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

For the purposes of this section, the term “South African resident” includes:

•	any natural person who is ordinarily resident in South Africa;

•	a natural person who is not ordinarily resident in South Africa, but satisfies a physical presence test, which involves being present in South Africa for certain prescribed periods of time; and

•	a person other than a natural person, which is incorporated, established or formed in South Africa, or which has its place of effective management in South Africa.

A South African resident, as defined in the Act, excludes any person that is deemed to be exclusively resident in another country in terms of a double taxation treaty between South Africa and such other country.

This section does not purport to address all South African income tax (including capital gains tax) consequences that may be relevant to a particular shareholder. This section applies only to shareholders who are not share traders and who hold the Class N ordinary shares and Naspers ADSs as “capital assets” under South African law. You should consult your own tax advisor regarding the South African income tax (including capital gains tax) and other tax consequences to you resulting from the ownership and disposition of Class N ordinary shares or Naspers ADSs.

Ownership and Disposition of Class N Ordinary Shares and Naspers ADSs

Tax on Dividends

Dividends declared by a South African resident company to resident shareholders are generally exempt from income tax in South Africa with a few exceptions none of which are relevant in respect of the Naspers shares. For non-residents, only dividends from a South African source are included in gross income, but they are generally exempt from tax.

Naspers will not be obliged to withhold any form of non-resident withholding tax on dividends paid to non-residents of South Africa in terms of South African tax legislation. However, in future a decision might be taken to re-impose a withholding tax on dividends paid by South African resident companies to non-resident shareholders. Should this happen the reciprocal tax treaty entered into between South Africa and the United States, in general, limits the withholding tax as follows:

•	to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends; and

•	to 15% of the gross amount of the dividends in all other cases.

Tax on sale or exchange of Class N ordinary shares by shareholders resident in South Africa

South African resident holders of Class N ordinary shares, who hold the shares as capital assets, will realize a taxable capital gain or a capital loss on the sale, exchange or other disposition of Class N ordinary shares, unless that shareholder is entitled at the time of such sale, exchange or other disposition to defer the capital gain by virtue of “roll over” relief provided by the Act or is obliged to limit, exclude or defer the capital loss. The capital gain or loss will be the difference between the base cost to the holders of the Class N ordinary shares, and the proceeds received for the sale, exchange or other disposition of any Class N ordinary shares. The base cost of an asset acquired on or after October 1, 2001 is generally its acquisition cost and certain further expenditure allowable in terms of the Act. The base cost of an asset acquired before October 1, 2001 is determined in accordance with specific formulas and rules in the Act. The proceeds in respect of the disposal of any asset are generally the amount received by or accrued to the seller in respect of such disposal. Where the proceeds constitute an amount other than cash, the proceeds will equal the fair value of the asset received.

In general, roll-over relief from capital gains tax only applies in relation to company formation transactions, share-for-share transactions, amalgamation transactions, intra group transactions, unbundling transactions and transactions relating to liquidation, winding up and de-registration, all as defined in the Act. The Act also provides for the roll-over of capital gains in respect of certain involuntary disposals under certain circumstances, at the election of the taxpayer.

Tax consequences of the ownership and disposition of Class N ordinary shares or Naspers ADSs by shareholders not resident in South Africa

Shareholders not resident in South Africa are liable for South African income tax in respect of income derived by them from a source within or deemed to be within South Africa. Shareholders not resident in South Africa are generally not liable for South African capital gains tax unless the assets disposed of forms part of a permanent establishment of such non-resident in South Africa. Profits derived from the sale of shares in a South African company by a non-resident will be subject to income tax in South Africa if the seller carries on business in South Africa as a share dealer and the profits are in the ordinary course of that business. For more information, please see the below section called “—Taxation of South African Corporations—Capital Gains Tax.”

Stamp Duty

Stamp duty is no longer payable on the original issue of any shares (apart from certain exceptional instances dealing with tax avoidance) with effect from January 1, 2006.

On any subsequent registration of transfer of shares in a South African company, South African stamp duty is payable at 0.25% of the higher of the consideration paid or the market value of the share concerned on the date of the transaction. South African stamp duty is payable regardless of whether the instrument of transfer is executed in or outside South Africa. In respect of transactions involving dematerialized shares, uncertificated securities tax will be payable at the same rate instead of stamp duty.

There are certain exemptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the South African Stamp Duties Act, 1968. Exemption from stamp duty is also available on the registration of transfer of shares acquired in terms of a transaction qualifying for roll-over relief (see the reference above to company formation transactions, share-for-share transactions, amalgamation transactions, intra group transactions, unbundling transactions and transactions relating to liquidation, winding up and de-registration), provided certain formal requirements have been met.

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

Taxation of South African Corporations

Basis of Income Taxation

The South African income tax system was originally based primarily on the source basis of taxation. Under this system, income sourced or deemed to be sourced in South Africa was taxable in South Africa. A residence based system of taxation was introduced in 2000, under which South African residents are taxed on their worldwide income. Certain categories of income and activities undertaken outside of South Africa are however exempt from taxation. The source basis of taxation is, however, still applicable to non-residents. Non-residents are therefore taxed on income from a source within or deemed to be from a source within South Africa.

A South African tax resident must include in its taxable income an amount equal to the proportional amount (calculated in terms of a formula) of all controlled foreign companies’ net income, as defined, for its tax year that ends during the resident’s year of assessment. A “controlled foreign company” is defined as a foreign company in which the relevant South African residents, directly or indirectly, hold more than 50% of the rights to participate (directly or indirectly) in the share capital, share premium, profits or reserves of that foreign company or more than 50% of the voting rights in the foreign company, subject to certain exceptions in as far as the voting rights criteria is concerned (e.g. no regard is had to voting rights in a listed foreign company or its subsidiary).

The term “foreign company” means an association, corporation, company, arrangement or scheme (as contemplated in the definition of “company” in the Act) which is not a resident in South Africa.

The exemptions from the taxation of income from controlled foreign companies for years of assessment commencing prior to June 1, 2004, include:

•	the designated country exemption;

•	the business establishment exemption;

•	amounts to the extent that is already taxed in South Africa;

•	certain foreign dividend income;

•	capital gains in certain circumstances;

•	certain amounts of interest, royalties, rentals and similar income; and

•	certain amounts received as dividends and from the disposal of interests.

Changes to the controlled foreign company rules, arising as a consequence of the changes to the taxation of foreign dividends, were introduced for years of assessment commencing on or after June 1, 2004. In this regard, the designated country exemption and the exemption of certain amounts received as dividends and from the disposal of interests have been removed.

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

•
foreign dividends that accrued to a person when he (for a company, together with any other company in the same group of companies) holds more than 20% of the total equity share capital and voting rights in the company declaring the dividend, subject to certain provisos.

Taxable foreign dividends are taxed at the taxpayer’s marginal tax rate which, in the case of a company, is 29%.

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

A total of 50% of net capital gains on the disposal of capital assets is included in a company’s taxable income from October 1, 2001. At the current corporate tax rate of 29%, the effective tax rate on a capital gain will therefore be 14.5%.

Secondary Tax on Companies

Secondary Tax on Companies (“STC”), is paid by South African resident companies at the flat rate of 12.5% in respect of the net amount of dividends (i.e. the amount of dividends declared by the company less all dividends which accrue to the company, subject to certain exclusions, during its relevant “dividend cycle”). A “dividend cycle” is the period commencing on the date following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. Up to May 31, 2004, when a company declared a dividend out of profits derived from sources within and outside of South Africa, STC on the dividend was calculated on the amount which bore to the net amount of the dividend, the same ratio as the sum of the net annual profits of the company from South African actual or deemed sources and from sources outside South Africa (which were not deemed to be from a South African source and which were not exempt from tax under section 10(1)(kA) of the Income Tax Act), bore to its total net annual profits from all sources. However, with effect from June 1, 2004, the STC exemption in respect of foreign sourced profits has been withdrawn from the Act. Any excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

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

Transfer Pricing

Section 31 of the Act sets out rules dealing with transfer pricing and thin capitalization. Section 31 provides (in respect of transfer pricing) that when goods or services are supplied or acquired under any “international agreement”, if the acquirer is a “connected person” in relation to the supplier, and the goods or services are supplied or acquired at a price which is not at arm’s length, the Commissioner for the SARS is entitled, for the purposes of assessing the taxable income of the supplier or acquirer, to adjust the consideration to reflect an arms’ length price.

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

Interest Rate Sensitivity

Naspers undertakes from time to time specific actions to cover its exposure to interest rate risk. These actions include entering into interest rate swap agreements and other similar derivative instruments to manage the Naspers group’s exposure to movements in interest rates. As at March 31, 2006, Naspers’ liabilities included certain short-term fixed or variable interest rate instruments. The fair value of these instruments will not change significantly as a result of changes in interest rates due to their short-term nature and the variable interest rates. Naspers only hedges against the cash flow risk relating to interest rate movements and does not generally hedge against potential fair value changes.

As at March 31, 2006, 31.3% of the Naspers group’s long-term liabilities were interest free. Accordingly, any movement in interest rates will not impact the cashflows related to these liabilities. An additional 50.5% of the Naspers group’s long term liabilities were at fixed interest rates, and only an additional 18.2% had floating interest rates. As at March 31, 2006, the Naspers group also had bank overdrafts at floating interest rates of Rand 364.8 million. Total liabilities (including overdrafts) at floating interest rates as at March 31, 2006 amounted to Rand 1,100.8 million. These liabilities at floating rates were unhedged at March 31, 2006. The floating interest rates are, however, linked to various international interest rates, such as LIBOR in the United Kingdom, the prime banking rate in South Africa (which increased from 10.5% in September 2005 to 11.5% in September 2006) and the prime banking rate in Greece. Fluctuations in interest rates in these jurisdictions vary from time to time. Based on the amount of Naspers’ liabilities linked to floating rates as at March 31, 2006, an average 1% increase in interest rates across the various jurisdictions would increase Naspers group’s interest charges by approximately Rand 11.01 million per annum.

As part of the process of managing Naspers’ fixed and floating interest rate borrowing profile, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, Naspers uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. As at March 31, 2006 Naspers had not entered into any significant interest rate swap agreement or similar derivative instruments.

Foreign Currency Management

Naspers’ functional currencies are generally the local currencies in the countries in which it operates. Monetary assets and liabilities in currencies other than Naspers’ functional currencies are translated based on the exchange rates prevailing at fiscal year-end. Any resulting exchange rate gains or losses are included in current results.

On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to Rand based on exchange rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the exchange rate on the date of the transaction.

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

Forward exchange contracts are recognized in the balance sheet at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. Changes in the fair value of forward exchange contracts that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of forward contracts that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in equity, and the ineffective part of the hedge is recognized in the income statement. Where the forecasted transaction or firm commitment of which the foreign currency risk is being hedged results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Naspers’ forward exchange contracts are used primarily to hedge the Rand against the U.S. dollar. During fiscal 2006, the average value of the U.S. dollar increased against the Rand by approximately 2.8%. The value of Naspers’ future hedged foreign currency commitments was approximately Rand 157.0 million less at March 31, 2006 than it was at the end of fiscal 2005 as a result of new forward currency contracts entered into by Naspers during fiscal 2006 at a lower U.S. dollar rate then in fiscal 2005. The total value of hedged foreign currency commitments at March 31, 2006 amounted to Rand 1,418.5 million compared to Rand 1,575.5 million at March 31, 2005. At March 31, 2006, the Naspers group’s net monetary liability position of U.S. dollars and Euros, which is subject to risk of foreign currency exchange rate fluctuations, amounted to U.S. dollar 58.1 million and Euro 58.4 million, respectively. The exposure amount primarily reflects U.S. dollar and Euro denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar and Euro against the South African Rand is estimated to be Rand 85.9 million. The Naspers group’s exposure to exchange rate fluctuations in currencies other than the U.S. dollar and Euro is not material.

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

None.

ITEM 14.       MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.       DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the company conducted an evaluation (under the supervision and with the participation of the company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based on this evaluation, the company’s chief executive officer and chief financial officer concluded that, solely because of the material weaknesses described below, such disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual financial statements would not have been detected or prevented. During the course of the year-end substantive audit, and in anticipation of implementation of the reporting required pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, our independent auditors noted material weaknesses relating to our U.S. GAAP reconciliation processes and our contract review procedures (for potential accounting implications and embedded derivatives). This led to a further management investigation to evaluate the weaknesses. The full impact and nature of the weaknesses were subsequently reported to our Audit Committee.

As discussed with the Audit Committee, we will implement appropriate changes to our internal control structure to remedy these weaknesses. In particular, a new group accountant has been appointed. This accountant will be responsible for compiling the U.S. GAAP reconciliation and related disclosure and ensuring that all supporting documentation exists for the adjustments recorded at corporate level. The group financial manager will review the reconciliation, disclosure and supporting documents to ensure the completeness and accuracy of the reconciliation. In addition, an agreement has been put in place with an external professional services firm to provide technical expertise and guidance on matters relating to the U.S. GAAP reconciliation. New contract review procedures are also being implemented, including a requirement that each new material contract be reviewed by a technically proficient accountant and that existing material contracts be reviewed upon any relevant changes in accounting policies. The foregoing steps may be supplemented by additional measures as necessary to remedy the material weaknesses.

There has been no change in our internal controls over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

As mentioned above, we are currently evaluating our internal controls over financial reporting in order to allow management to complete its assessment of , and our independent registered accounting firm to attest to and report on, the effectiveness of internal control over financial reporting for the fiscal year ending March 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act. Please see “Risk Factors -- Naspers may need to improve its internal controls over financial reporting and Naspers’ independent auditors may not be able to attest to their effectiveness, which could adversely affect Naspers’ business operations, reputation and profitability”. We are undertaking remedial measures to address certain significant deficiencies and material weaknesses which have been identified to date and which, if not remedied, could adversely impact our reporting obligations under Section 404.

ITEM 16.

16.A.               AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Naspers has determined that Boetie van Zyl, a member of Naspers’ audit committee and risk management committee, qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. Mr. van Zyl is a former chief executive officer and has served on audit committees of other companies. He is an independent director in accordance with applicable Nasdaq and JSE requirements.

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

16.C.               PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers Inc. for the audit of the group’s consolidated financial statements for the years ended March 31, 2006, and March 31, 2005, and fees billed for other services rendered by PricewaterhouseCoopers Inc. during those periods.

Principal accountant fees	2006		2005
	Rand in Thousands	Percentage approved by audit committee pre-approval policy	Rand in thousands	Percentage approved by audit committee pre-approval policy

Audit fees	33,028		23,937
Audit related fees(1)	4,092	100%	8,679	100%
Tax fees(2)	4,167	100%	6,043	100%
All other fees(3)	8,496	100%	5,539	100%

Total fees	49,783		44,198

(1)
Audit related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the group’s financial statements. This category includes fees related to the performance of audits and attest services not required by statute or regulation and accounting consultations regarding the application of GAAP to proposed transactions.

(2)	Tax fees consist of the aggregate fees billed for professional services rendered by PricewaterhouseCoopers Inc. for tax compliance, tax advice, and tax planning both domestic and international.

(3)	All other fees include, among other things, fees relating to financial information technology services and advice with the implementation of the requirements of section 404 of the Sarbanes-Oxley Act.

The various audit and risk management committees of the group have concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers Inc.

The various audit and risk management committees of the group are directly responsible for the appointment, compensation, retention and oversight of the work of PricewaterhouseCoopers Inc. All audit, review, attest and allowable non-audit services provided by PricewaterhouseCoopers Inc. are required to undergo a pre-approval process.

The group’s audit and risk management committees are structured in such a way that Naspers’ audit and risk management committee is ultimately responsible for the oversight of the work performed by PricewaterhouseCoopers Inc. Audit and risk management committees also have been established at each main subsidiary and joint venture. MIH Holdings and Media24 have separate audit and risk management committees. Further audit and risk management committees within such main subsidiaries and joint ventures have been established where there are outside shareholders involved with group companies. Naspers’ audit and risk management committee, therefore, has overall responsibility for services provided by PricewaterhouseCoopers Inc. to group companies and will rely on such subsidiary and joint venture audit and risk management committees to take primary responsibility for the approval of all engagements performed by its auditors.

Pursuant to the pre-approval policies of the group, all requests for the approval of non-audit services must be directed to Naspers’ CFO or MIH’s CFO, respectively, to ensure that the necessary pre-approval procedures are followed and to ensure that the specific type of non-audit service is a permissible non-audit service. Naspers’ audit and risk management committee has authorized Naspers’ CFO to approve certain non-audit services for Naspers Limited and Media24 up to an aggregate of Rand 1,000,000 per annum. MIH Holdings’ audit and risk management committee has authorized MIH’s CFO to approve certain non-audit services for the MIH group up to an aggregate of U.S. dollar 500,000 per annum. The approval documentation of all such non-audit services approved by the respective CFO’s are tabled at each audit and risk management committee meeting for review. All anticipated recurring non-audit services and all non-audit services outside of the respective CFO’s authorized aggregate limits are tabled to the full audit and risk management committee for their pre-approval or to the chairman of the audit and risk management committee if such approval is required before the next audit and risk management committee meeting.

Any services not specifiscally pre-approved, or which do not fall within the general pre-approvals or which are in excess of the general pre-approval limit must be pre-approved by the chairman of the respective audit and risk management committee. The audit and risk management committee will be informed of such pre-approvals at its next audit and risk management committee meeting.

ITEM 16.E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither Naspers nor any affiliated purchasers acquired any of Naspers’ shares during fiscal 2006.

PART III

ITEM 17.       FINANCIAL STATEMENTS

Naspers is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.       FINANCIAL STATEMENTS

See pages F-1 through F-125.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NASPERS LIMITED

By:	/s/ Koos Bekker
Name: Koos Bekker Title: Chief Executive Office

By:	/s/ Steve Pacak
Name: Steve Pacak Title: Chief Executive Office

 Date: September 29, 2006

ITEM 19.  EXHIBITS
The following exhibits are filed as exhibits to this annual report:

Exhibit Number	Description	Page No.

1.1+	Memorandum and Articles of Association of Naspers Limited (English translation).
2.1+	Form of Deposit Agreement among the Bank of New York, as depository, Naspers Limited, and all owners and beneficial owners from time to time of American Depositary Shares issued thereunder.
2.2+	Form of American Depositary Agreement.

4.1++	Stock Purchase Agreement dated as of May 8, 2002, among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.
4.2*	Amendment to Stock Purchase Agreement dated as of August 27, 2002, among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.
4.3**	Channel Distribution Agreement dated June 18, 1998, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.
4.4**	Analog Agreement dated March 31, 1995, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.
4.5+	Agreement dated October 1, 2002 between Naspers Limited and Mr. T. Vosloo (English translation).
4.6	Stock Purchase Agreement dated as of May 5, 2006 among MIH (UBC) Holdings BV, Roberto Civita, Giancarlo Francesco Civita, Victor Civita and Roberta Anamaria Civita.

4.7	Stock Purchase Agreement dated as of May 5, 2006 among MIH Brazil Participacoes LTDA, Brazil April LLC and Brazil May LLC.

4.8	Subscription Agreement dated as of May 5, 2006 among Abril S.A. and MIH (UBC) Holding BV, Roberto Civita and Giancarlo F. Civita.

8.1	List of Naspers’ significant subsidiaries.	E-3
12.1	Section 302 Certification of Koos Bekker, Chief Executive Officer.	E-4
12.2	Section 302 Certification of Steve Pacak, Chief Financial Officer.	E-5
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	E-6
________________
+	Incorporated by reference from Naspers’ registration statement on Form F-4 (No. 333-10098) filed on November 1, 2002.

E-1

++
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

E-2

INDEX TO ANNUAL FINANCIAL STATEMENTS

Naspers Limited - Consolidated Annual Financial Statements for the year ended March 31, 2006

Report of the independent registered public accounting firm	F-2
Consolidated balance sheets	F-3
Consolidated income statements	F-4
Consolidated cash flow statements	F-5
Consolidated statements of changes in shareholders’ equity	F-6
Notes to the consolidated annual financial statements	F-8

PricewaterhouseCoopers Inc Reg. no. 1998/012055/21 No 1 Waterhouse Place Century City 7441 P O Box 2799 Cape Town 8000 Telephone +27 (21) 529 2000 Facsimile +27 (21) 529 3300 www.pwc.com/za

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Naspers Limited

We have audited the accompanying consolidated balance sheets of Naspers Limited and its subsidiaries (“the Company”) as of March 31, 2006 and March 31, 2005, and the related consolidated income statements, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at March 31, 2006 and March 31, 2005, and the results of its operations and its cash flows for the two years in the period ended March 31, 2006 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 39 to the consolidated financial statements.

PricewaterhouseCoopers Inc
Director: Brendan Deegan
Registered Auditor

Cape Town, South Africa
September 29, 2006

C Beggs	Chief Executive Officer
M J B Kitshoff	Chief Operating Officer
T D Petersen	Chairman Western Cape region
D J Fölscher	Chief Executive Officer Western Cape region
Resident Directors	Z Abrahams, J F Basson, T Blok, J Bouwer, C J Bredenhann, E Brink, J M Calitz, M N Campbell, E Carelse, P M Cromhout,
C G de Wet, B M Deegan, N H Döman, C P du Toit, T C Esau, D M Fairbank, D J Fölscher, H Griffiths, A C Legge, D G Malan,
E A Maritz, J R Mettler, H D Nel, T D Petersen, S M Roberts, A Stemmet, P A L Strauss, C van den Heever, J P van Wyk,
M Vilakazi, A Wentzel, V Wiese, J L Wilkinson
The Company's principal place of business is at 2 Eglin Road, Sunninghill where a list of directors' names is available for inspection.VAT reg.no. 4950174682

CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2006 AND 2005
		March 31

	Notes	2006	2005
		R’000	R’000
ASSETS
Non-current assets		7,272,262	6,838,739
Property, plant and equipment	5	3,688,509	3,444,663
Goodwill	6	789,735	859,034
Other intangible assets	7	369,449	367,343
Investments in associates	8	1,308,165	837,688
Investments and loans	8	74,863	393,160
Programme and film rights	9	171,145	47,558
Derivative financial instruments	36	32,647	32,572
Deferred taxation	10	837,749	856,721

Current assets		10,067,144	7,203,821
Inventory	11	504,476	383,467
Programme and film rights	9	596,033	719,006
Trade receivables	12	1,536,844	1,412,573
Other receivables	13	499,727	410,247
Related party receivables	14	19,839	66,911
Investments and loans	8	–	8,111
Derivative financial instruments	36	134,683	169,710
Cash and deposits	34	6,775,542	4,033,796
TOTAL ASSETS		17,339,406	14,042,560

EQUITY AND LIABILITIES
Capital and reserves attributable to the company’s equity holders		7,118,436	4,865,965
Share capital and premium	15	5,561,320	5,391,151
Other reserves	16	(3,316,706)	(2,417,691)
Retained earnings	17	4,873,822	1,892,505

Minority interest		171,547	227,328
TOTAL EQUITY		7,289,983	5,093,293

Non-current liabilities		3,372,397	2,967,890
Post-retirement medical liability	18	153,465	161,298
Long-term liabilities	19	2,355,561	2,275,648
Capitalized finance leases	19	1,443,636	1,723,656
Concession liabilities	19	–	15,489
Interest-bearing loans	19	722,006	423,160
Programme and film rights	19	149,971	53,925
Non-interest-bearing loans	19	39,948	59,418
Cash-settled share-based payment liability	38	108,371	36,158
Provisions	20	39,659	17,057
Derivative financial instruments	36	212,664	9,642
Deferred taxation	10	502,677	468,087

Current liabilities		6,677,026	5,981,377
Current portion of long-term debt	19	1,699,542	917,516
Provisions	20	28,390	82,015
Post retirement medical liability	18	8,164	–
Trade payables		1,118,353	1,133,246
Accrued expenses and other current liabilities	21	2,914,208	2,792,581
Related party payables	14	104,438	86,394
Taxation		346,292	250,310
Derivative financial instruments	36	92,862	285,976
Bank overdrafts and call loans	34	364,777	433,339
TOTAL EQUITY AND LIABILITIES		17,339,406	14,042,560

The accompanying notes are an integral part of these consolidated annual financial statements.

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005
		March 31
	Notes	2006	2005
		R’000	R’000

Revenue	23	15,706,424	13,517,847
Cost of providing services and sale of goods	24	(8,753,690)	(7,725,819)
Selling, general and administration expenses	24	(3,948,677)	(3,311,485)
Other (losses)/gains - net	25	(7)	(11,702)
Operating profit		3,004,050	2,468,841
Finance costs - net	26	(11,432)	(217,004)
Share of equity-accounted results	8	151,277	88,597
Profit/(loss) on sale of investments		74,366	(311)
Dilution profits		–	368,036
Profit before taxation		3,218,261	2,708,159
Taxation	27	(934,813)	(256,462)
Profit after taxation		2,283,448	2,451,697
Profit from discontinued operations	28	31,816	50,042
Profit arising on discontinuance of operations	28	1,032,160	–
Profit for the year		3,347,424	2,501,739

Attributable to:
Equity holders of the Group		3,190,188	2,384,762
Minority interest		157,236	116,977
		3,347,424	2,501,739
Earnings per N ordinary share (cents)
Basic	29	1,124	860
Fully diluted	29	1,063	814
Headline earnings per N ordinary share (cents)
Basic	29	756	730
Fully diluted	29	715	690
Dividend paid per A ordinary share (cents)		14	7
Dividend paid per N ordinary share (cents)		70	38
Proposed dividend per A ordinary share (cents)		24	14
Proposed dividend per N ordinary share (cents)		120	70

The accompanying notes are an integral part of these consolidated annual financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005
		March 31
	Notes	2006	2005
		R’000	R’000

Cash flows from operating activities
Cash from operating activities	30	4,019,905	3,051,265
Investment income received		2,170	430
Dividends received from equity-accounted companies		44,589	5,632
Cash generated from operating activities		4,066,664	3,057,327
Net finance costs paid		(78,480)	(214,923)
Taxation paid		(821,737)	(474,462)
Net cash from operating activities		3,166,447	2,367,942

Cash flows from investment activities
Property, plant and equipment acquired		(809,661)	(577,542)
Proceeds from sale of property, plant and equipment		46,025	28,120
Intangible assets acquired		(106,805)	(63,384)
Acquisition of subsidiaries	31	(42,919)	(270,845)
Disposal of subsidiaries	32	36,726	7,847
Additional investment in existing subsidiaries		(193,280)	(66,879)
Partial disposal of interest in subsidiaries		10,000	–
Partial disposal of interest in joint ventures	33	751,845	(188,097)
Net investment in associated companies		(23,212)	(1,004)
Net cash movement in other investments and loans		(741)	98,335
Disposal of available-for-sale investments		–	429,587
Acquisition of available-for-sale investments		(3,417)	(273,245)
Net cash utilized in investing activities		(335,439	(877,107)
Cash flows from financing activities
Long term loans raised		460,916	29,684
Repayments of capitalized finance lease liabilities		(268,052)	(368,976)
Proceeds from share issue		166,951	26,372
Contributions by minority shareholders		583	8,357
Dividend paid by subsidiaries		(127,005)	(98,356)
Dividend paid by holding company		(208,871)	(105,645)
Other		–	(5,120)
Net cash from/(utilized in) financing activities		24,522	(513,684)
Net increase in cash and cash equivalents		2,855,530	977,151
Forex translation adjustments on cash and cash equivalents		(45,222)	7,696
Cash and cash equivalents at beginning of the year		3,600,457	2,615,610
Cash and cash equivalents at end of the year	34	6,410,765	3,600,457

The accompanying notes are an integral part of these consolidated annual financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005

	Share capital and premium
	Class A	Class N	Foreign currency translation reserve	Hedging reserve	Fair value reserve	Existing control business combination reserve	Share-based compen- sation reserve	Retained earnings	Minority interest	Total
	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Balance at April 1, 2004	14,243	4,577,786	–	(40,099)	(16,945)	(2,404,797)	21,965	(385,799)	245,369	2,011,723
Share capital movements	–	760,985	–	–	–	–	–	–	–	760,985
Treasury share movements	–	38,137	–	–	–	–	–	–	–	38,137
Share-based compensation
movements	–	–	–	–	–	–	28,591	–	–	28,591
Foreign currency translation effect	–	–	(5,984)	–	–	–	–	–	1,652	(4,332)
Share in equity-accounted direct
reserve movements	–	–	568	1,024	–	–	5,818	–	–	7,410
Net fair value gains	–	–	–	47	12,846	–	–	–	–	12,893
- Fair value adjustment to available-
for-sale investments, gross	–	–	–	66	18,095	–	–	–	–	18,161
- Fair value adjustment to available-
for-sale investments, tax portion	–	–	–	(19)	(5,249)	–	–	–	–	(5,268)
Cash flow hedges	–	–	–	20,108	–	–	–	–	2,429	22,537
- Net fair value gains, gross	–	–	–	(4,642)	–	–	–	–	2,429	(2,213)
- Net fair value gains, tax portion	–	–	–	1,346	–	–	–	–	–	1,346
- Derecognized and added to asset,
gross	–	–	–	11,690	–	–	–	–	–	11,690
- Derecognized and added to asset,
tax portion	–	–	–	(3,390)	–	–	–	–	–	(3,390)
- Derecognized and reported in
income when recognition criteria	–	–	–	21,273	–	–	–	–	–	21,273
failed, gross
- Derecognized and reported in
income when recognition criteria	–	–	–	(6,169)	–	–	–	–	–	(6,169)
failed, tax portion
Other movements	–	–	–	–	27,895	(68,728)	–	(813)	(42,782)	(84,428)
Release of fair value reserve	–	–	–	–	27,895	–	–	–	–	27,895
Transactions with minorities and
successive acquisitions	–	–	–	–	–	(68,728)	–	–	–	(68,728)
Other	–	–	–	–	–		–	(813)	(42,782)	(43,595)
Profit for the year	–	–	–	–	–	–	–	2,384,762	116,977	2,501,739
Dividends	–	–	–	–	–	–	–	(105,645)	(102,380)	(208,025)
Other minority interest movements	–	–	–	–	–	–	–	–	6,063	6,063
Balance at March 31, 2005	14,243	5,376,908	(5,416)	(18,920)	23,796	(2,473,525)	56,374	1,892,505	227,328	5,093,293

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2006 AND 2005 (continued)

	Share capital and premiun
	Class A	Class N	Foreign currency translation reserve	Hedging reserve	Fair value reserve	Existing control business combination reserve	Share compen- sation reserve	Retaining earnings	Minority interest	Total
	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Balance at April 1, 2005	14,243	5,376,908	(5,416)	(18,920)	23,796	(2,473,525)	56,374	1,892,505	227,328	5,093,293
Share capital movements	–	69,723	–	–	–	–	–	–	–	69,723
Treasury share movements	–	64,537	–	–	–	–	–	–	–	64,537
Share-based compensation
movements	–	35,909	–	–	–	–	134,808	–	–	170,717
Foreign currency translation effect	–	–	18,223	–	–	–	–	–	1,010	19,233
Purchase in existing subsidiary	–	–	–	–	–	(1,028,058)	–	–	(49,592)	(1,077,650)
Sale of existing subsidiary	–	–	–	–	–	908	–	–	–	908
Net fair value gains	–	–	–	–	(23,623)	–	–	–	–	(23,623)
- Fair value adjustment to available-
for-sale investments, gross	–	–	–	–	(17,849)	–	–	–	–	(17,849)
- Fair value adjustment to available-
for-sale investments, tax portion	–	–	–	–	5,176	–	–	–	–	5,176
- Realization of fair value on sale of
available-for-sale investments, gross	–	–	–	–	(15,422)	–	–	–	–	(15,422)

- Realization of fair value on sale of
available-for-sale investments, tax	–	–	–	–	4,472	–	–	–	–	4,472
portion
Cash flow hedges	–	–	–	(1,273)	–	–	–	–	(1,109)	(2,382)
- Net fair value gains, gross	–	–	–	19,917	–	–	–	–	(317)	19,600
- Net fair value gains, tax portion	–	–	–	(5,776)	–	–	–	–	98	(5,678)
- Derecognized and added to asset,
gross	–	–	–	(9,837)	–	–	–	–	(1,153)	(10,990)
- Derecognized and added to asset,
tax portion	–	–	–	2,853	–	–	–	–	263	3,116
- Derecognized and reported in
income, gross	–	–	–	(11,873)	–	–	–	–	–	(11,873)
- Derecognized and reported in
income, tax portion	–	–	–	3,443	–	–	–	–	–	3,443
Profit for the year	–	–	–	–	–	–	–	3,190,188	157,236	3,347,424
Dividends	–	–	–	–	–	–	–	(208,871)	(127,514)	(336,385)
Other minority interest movements	–	–	–	–	–	–	–	–	(35,812)	(35,812)
Balance at March 31, 2006	14,243	5,547,077	12,807	(20,193)	173	(3,500,675)	191,182	4,873,822	171,547	7,289,983

The accompanying notes are an integral part of these consolidated annual financial statements.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
1.	NATURE OF OPERATIONS

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

2.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	A.	Introduction

For the year ended March 31, 2005 the Naspers Limited group (“Naspers” or “the group”) prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) as effective at that date. In accordance with the JSE Limited (“JSE”) Listing Requirements the group is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended March 31, 2006.

As the group publishes comparative information in its financial statements, the date for transition to IFRS is April 1, 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE Limited and the Securities and Exchange Commission in the United States of America.

In order to describe how Naspers’s reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

	B.	Transitional arrangements

The date of transition to IFRS for the group is April 1, 2004 and therefore, as required by IFRS 1, the group’s opening balance sheet at April 1, 2004 has been restated to reflect all existing IFRS statements and interpretations effective at March 31, 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.

The group has adopted the following exemptions in accordance with IFRS 1:

	(a)	Business combinations

The group has applied IFRS 3 “Business Combinations” (“IFRS 3”) to all business combinations that have occurred since April 1, 2004 (the date of transition to IFRS). In addition, the group has elected to apply IFRS 3 retrospectively to all business combinations that occurred between December 20, 2002 and the date of transition to IFRS. The group therefore applied the principles of IFRS 3 with effect from December 20, 2002. This retrospective application of IFRS 3 ensured that all the significant business combination transactions entered into by the group over the past three years have been treated in a consistent manner.

	(b)	Fair value as deemed cost

The group has elected to measure certain items of property, plant and equipment at fair value and to use these fair values as the items’ deemed costs as at April 1, 2004. These items relate mainly to land and buildings in the group’s private education segment.

	(c)	Cumulative translation differences

Naspers has elected not to apply the requirements of IAS 21 “Effects of Changes in Foreign Exchange Rates” (“IAS 21”) retrospectively for cumulative translation differences of all foreign operations. The group therefore set the cumulative translation differences to zero at April 1, 2004 and applied IAS 21 from this date.

	(d)	Exemption from restatement of comparatives for IAS 32 and IAS 39

The group has elected to apply the exemption that allows it to apply the previous SA GAAP principles under AC 125 “Financial Instruments: Disclosure and Presentation (“AC 125”) and AC 133 “Financial Instruments: Recognition and Measurement” (“AC 133”) to derivatives, financial assets and financial liabilities and to hedging relationships for its comparative information relating to the financial year ended March 31, 2005. It therefore only applied IAS 32 and IAS 39 with effect from April 1, 2005.

	(e)	Share-based payment transactions

The group has applied the share-based payment exemption, therefore IFRS 2 “Share-based payments” (“IFRS 2”) was only applied to equity instruments that were granted after November 7, 2002 but that have not vested by January 1, 2005. Naspers also did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before January 1, 2005. For instruments vesting on or after January 1, 2005, the amortization of the fair value charge has been recorded as an expense in the income statements in the respective periods and the cumulative effect of prior years in equity.

	(f)	Decommissioning liabilities included in property, plant and equipment

The group has elected in terms of IFRS 1 not to apply the requirements of IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” (“IFRIC 1”) for changes in such liabilities that occurred before April 1, 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

B.	Transitional arrangements (continued)

The group has applied the following exceptions from retrospective application in accordance with IFRS 1:

(a)	Derecognition of financial assets and liabilities

The application of the exemption from restating comparatives for IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”) and IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) means that the group’s effective date for these standards was April 1, 2005. Financial assets and liabilities derecognized before April 1, 2005 have not been re- recognized under IFRS.

(b)	Hedge accounting

On adoption of IFRS the group is not allowed to designate a transaction as a hedge, if such transaction was not designated as a hedge and it qualified for hedge accounting in terms of AC 133 under SA GAAP.

(c)	Estimates

Estimates under IFRS at April 1, 2004 are consistent with the estimates made at the same date under SA GAAP. Naspers therefore did not adjust any estimates it had made under SA GAAP for information it received subsequent to the date of transition to IFRS.

(d)	Assets held for sale and discontinued operations

The group has applied IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”) prospectively from April 1, 2005 to all non-current assets held for sale and/or discontinued operations.

C.	Reconciliation of Net Profit and Equity from SA GAAP to IFRS

The reconciliations of Net Profit and Equity below present the impact of the various adjustments on the group’s financial position and financial performance. The numbering of the adjustments corresponds with the numbering used in section D “IFRS adjustments and reclassifications”.

Reconciliation of Net Profit		Year ended
		March 31, 2005
		R’m

As previously reported under SA GAAP
- Attributable to Naspers shareholders		2,600
- Attributable to minority shareholders		120
		2,720
Adjusted for:
- share-based payments	1	(128)
- amortization of goodwill and intangible assets	2	-
- transactions with minority shareholders	3	(59)
- recognition of intangible assets	4	(20)
- property, plant and equipment	5 & 6	(11)
- currency translation differences	7	4
- operating leases	8	(4)
- decommission liabilities	9	-
- discounting of financial liabilities	10	(1)
As reported under IFRS		2,501

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

C. Reconciliation of Net Profit and Equity from SA GAAP to IFRS (continued)

Reconciliation of Equity		March 31, 2005	April 1, 2004
		R’m	R’m

As previously reported under SA GAAP
- Naspers shareholders’ interest		6,630	3,231
- Minority shareholders’ interest		223	237
		6,853	3,468

Adjusted for:
- share-based payments	1	(155)	(62)
- amortization of goodwill and intangible assets	2	219	219
- transactions with minority shareholders	3	(1,956)	(1,782)
- recognition of intangible assets	4	40	61
- property, plant and equipment	5 & 6	116	128
- currency translation differences	7	-	-
- operating leases	8	(21)	(18)
- decommission liabilities	9	(2)	(2)
- discounting of financial liabilities	10	(1)	-
As reported under IFRS		5,093	2,012

D.	IFRS adjustments and reclassifications

The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS:

(1)	IFRS 2: Share-based payments

The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes and a dilution in earnings per share when the shares were delivered to the employee.

In accordance with IFRS 2, the group has recognized a compensation expense in the income statement, representing the fair value of share options granted to the group’s employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in income for the period.

(2)	IAS 38: Amortization of goodwill and intangible assets with indefinite useful lives

The group has adopted IFRS 3 “Business Combinations” (“IFRS 3”), IAS 36 “Impairment of Assets” (“IAS 36”) and IAS 38 “Intangible Assets” (“IAS 38”) on April 1, 2004. As discussed previously the group elected to apply IFRS 3 with effect from December 20, 2002 in terms of the exemption provided under IFRS 1. Owing to this application of IFRS 3, the group has also applied the principles of IAS 36 and IAS 38 from that date.

(3)	IFRS 3: Transactions with minority shareholders
As discussed above the group has elected to apply the principles of IFRS 3 to all business combinations as from December 20, 2002. Under SA GAAP, before the adoption of AC 140 “Business Combinations” (“AC 140”), the group accounted for transactions with minority shareholders by allocating the cost of the transaction to identifiable tangible and intangible assets at their fair values at the transaction date and recognizing goodwill relating to the excess of the cost over the acquirer’s interest in the net fair value of the identifiable assets and liabilities. After the adoption of AC 140 on April 1, 2004, the group applied the modified parent company model and allocated the full excess of the cost of the transaction with minority shareholders over the acquirer’s interest in previously recognized assets and liabilities to goodwill under SA GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

D.	IFRS adjustments and reclassifications (continued)

(3)	IFRS 3: Transactions with minority shareholders (continued)

In terms of IFRS 3, the group has elected to account for transactions with minority shareholders as equity transactions in terms of the economic entity model. Under this model, any excess of the cost of the transaction over the acquirer’s interest in previously recognized assets and liabilities is allocated to a separate component of equity.

The impact of the adoption of IFRS 3 as from December 20, 2002 has led to the derecognition of all intangible assets, all adjustments to the fair value of tangible assets and all goodwill accounted for under SA GAAP that resulted from transactions with minority shareholders since that date.

(4)	IAS 38: Recognition of intangible assets

Before the adoption of AC 131 “Business Combinations” and AC 128 “Intangible Assets” on April 1, 2000, the group accounted for all intangible assets purchased and acquired in business combinations against shareholders’ equity. In terms of the requirements of IFRS 1, IAS 38 should be applied retrospectively, requiring the group to recognize all intangible assets that have previously been recognized in the group’s financial statements and that meet the recognition and measurement criteria of IAS 38. On transition to IFRS the group has therefore re-instated all such intangible assets which were previously accounted for against shareholders’ equity under SA GAAP.

(5)	IAS 16: Useful lives and residual values

IAS 16 “Property, plant and equipment” (“IAS 16”) differs in certain respects from the previous SA GAAP equivalent, AC 123 “Property, plant and equipment” (“AC 123”), applied by the group until March 31, 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123 that regards residual value as the net amount that the entity expected to obtain for the asset at the end of its useful life. The group has therefore reviewed its residual values for individual items of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly in terms of the requirements of IAS 16.

IAS 16 further requires that the useful lives of the individual components of property, plant and equipment items be reviewed at least annually, whereas the requirement under the previous SA GAAP equivalent, AC 123, has been to review the useful lives of items of property, plant and equipment on a non-mandatory periodic basis. The group has reassessed the useful lives of all individual components of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at April 1, 2004 has also impacted depreciation charges subsequent to April 1, 2004.

(6)	IFRS 1 and IAS 16: Fair value as deemed cost

In terms of the requirements of IFRS 1 the group is required to apply IAS 16 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1 whereby the fair value of certain assets at April 1, 2004 is used as its deemed cost on the transition date. The group adjusted the carrying values of the individual items of property, plant and equipment for those items to which the exemption was applied. The aggregate of these fair values were Rand 89.6 million and the total adjustment to the carrying amounts was Rand 36 million.

(7)	IFRS 1 and IAS 21: Reset of cumulative translation differences

In terms of the requirements of IFRS 1 the group is required to apply IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1 whereby all cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The group has therefore reset its cumulative translation differences relating to foreign entities as previously recognized under SA GAAP. A corresponding entry was made to retained earnings.

(8)	IAS 17: Operating leases
The South African Institute of Chartered Accountants issued Circular 7/2005 during August 2005. The purpose of the circular was to clarify the requirements of IAS 17 “Leases” (“IAS 17”) in respect of operating leases, which include fixed rental increases. IAS 17 and its SA GAAP equivalent standard AC 105 “Leases” (“AC 105”) require that lease payments under an operating lease should be recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. In South Africa most lessees, including Naspers, have in the application of AC 105 recognized rental expenses with fixed rental increases on the basis of the cash flow in the lease agreements, interpreting that such an approach represented “another systematic basis” that was “more representative of the time pattern of the user’s benefits”. Circular 7/2005, however, clarified that the way many South African entities, including Naspers, applied the “other systematic basis” in terms of AC 105 was not consistent with the requirements of IAS 17 and AC as applied internationally. IAS 17 only permits a treatment other than straight-line recognition when another basis is more representative of the time pattern of the user’s benefit, which is unaffected by the timing of payments.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

D.	IFRS adjustments and reclassifications (continued)

(8)	IAS 17: Operating leases (continued)

Naspers applied the principles of IAS 17, as clarified by Circular 7/2005, to all its lease agreements with fixed rental increases on adoption of IFRS. The requirements of IAS 17 were applied retrospectively and an adjustment to retained earnings at the transition date was accounted for. The net profit for the year ended March 31, 2005 was adjusted accordingly.

(9)	IFRIC 1: Decommissioning, restoration and similar liabilities

IFRS 1 requires that the group apply the requirements of IFRIC 1 retrospectively. As explained in the transitional arrangements section, the group has elected to apply the exemption under IFRS 1, whereby the group need not account for changes in decommissioning, restoration and similar liabilities that occurred before the date of transition to IFRS. The group identified only one such liability, pertaining to leasehold premises and related improvements. The value of the assets are immaterial to the group.

(10)	IAS 39: Discounting of programme and film rights liabilities

The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39. IAS 39 requires that financial liabilities be measured at amortized cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are not short term in nature, therefore these liabilities have been discounted in terms of IAS 39. These liabilities were not previously discounted in terms of the group’s SA GAAP reporting.

In the process of transition to IFRS, the group identified instances where reclassifications were required between certain balance sheet items compared with the classifications that were previously presented under SA GAAP. The following reclassifications were made by the group in restating its balance sheet under IFRS.

(11)	Reclassification of computer software from property, plant and equipment to intangible assets

The group reclassified certain computer software from “property, plant and equipment” to “intangible assets” on its balance sheet. Computer software is required to be classified as an intangible asset in terms of IAS 38, unless the software is an integral part of the related hardware. This adjustment had no impact on the group’s income statements or its net equity.

(12)	Reclassification between non-current and current assets and liabilities

The group reclassified certain assets and liabilities from non-current assets and liabilities to current assets and liabilities, respectively. The reason for these reclassifications was to accurately reflect the nature of certain assets and liabilities between its current and non-current portions as required by IAS 1. Certain derivative financial assets were reclassified from current assets to non-current assets. This reclassification had no impact on the group’s income statements or its net equity.

(13)	Reclassification of deferred income and provisions

The group reclassified credit balances relating to deferred income that were included under “accounts receivable” to “accrued expenses” on its balance sheet. This reclassification had no impact on the group’s income statements or its net equity. A reclassification was also made between “accrued expenses” and “provisions” on the balance sheet relating to a warranty provision.

The following represent the significant presentation adjustments that have been made to the group’s income statement:
(1)	Presentation of expenses

The group previously applied the provisions of AC 101 “Presentation of Financial Statements” (“AC 101”) under SA GAAP to present its expenditure items on the face of its income statement. IAS 1 “Presentation of Financial Statements” (“IAS 1”) provides additional guidance relating to the presentation of expenditure in its income statement. In applying this guidance certain reclassifications were made between “cost of providing services and sale of goods”, “selling, general and administration expenses” and “other (losses) / gains - net”.

(2)	Reallocation of depreciation, amortization and impairment captions

Depreciation and amortization expenses that were separately disclosed on the face of the SA GAAP income statement have been reallocated to “cost of providing services and sale of goods” and “selling, general and administration expenses” on the face of the IFRS income statement. Impairments and adjustments to goodwill and other intangible assets have been reallocated to the caption “other (losses) / gains - net”.

(3)	Share of equity accounted results presented net of taxation

Under SA GAAP the group previously presented its share of equity-accounted results gross of its share of the associated companies’ taxation charges, which were included under “taxation” in the group’s income statement. In terms of IAS 1, the group is required to present its share of equity-accounted results relating to associated companies after taxation and minority interests in the associates. The group therefore reclassified these taxation expenses from “taxation” to “share of equity- accounted results” to reflect a post-taxation result.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

	D.	IFRS adjustments and reclassifications (continued)

	(4)	Exceptional items

Under SA GAAP the group previously presented certain items that are of such nature or incidence that their separate disclosure is relevant to explain the group’s performance and make comparisons of operating margins more meaningful under a heading “exceptional items” on the face of its income statement. Under IFRS the group is not allowed to aggregate such items under “exceptional items”, therefore such items have been presented separately on the face of the income statement under headings such as “profit on sale of investments” and “dilution profits” to provide a description of each item’s nature. Certain items previously included under “exceptional items” that are of an operational nature have been reclassified to “other (losses) / gains - net” and are therefore included in operating profit under IFRS.

Certain presentation changes have been made to the group’s cash flow statement. The most significant adjustment related to the classification of dividends paid by the group. Under SA GAAP the group previously presented dividends paid to shareholders as part of its operating activities, as it assisted readers of the financial statements to determine the ability of the group to pay dividends out of operating cash flows. Under IFRS the group elected to present dividends paid as part of financing activities in terms of IAS 7 “Cash Flow Statements” (“IAS 7”) as it is a cost to obtain financial resources. Dividends paid of Rand 204 million for the year ended March 31, 2005 have been reclassified from operating to financing activities. A number of additional immaterial adjustments and reclassifications were also made to the group’s SA GAAP cash flow statement in order to present it on an IFRS basis.

3.	PRINCIPAL ACCOUNTING POLICIES

 The consolidated annual financial statements of the group are presented in accordance with, and comply with, International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS1 “First time adoption of IFRS” concerning the transition from SA GAAP to IFRS is provided in note 2. The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of the consolidated financial statements necessitates the use of estimates, assumptions and judgments. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date as well as affecting the reported income and expenses for the year. Although estimates are based on management’s best knowledge and judgment of current facts as at the balance sheet date, the actual outcome may differ from these estimates, possibly significantly. Refer to the individual notes for details of estimates, assumptions and judgments used.

	(a)	Basis of consolidation
The consolidated annual financial statements include the results of Naspers Limited and its subsidiaries, associates, joint ventures and related share incentive trusts.
Subsidiaries

The consolidated annual financial statements include the results Naspers Limited and its subsidiaries. Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or convertible without restriction are considered when assessing whether the group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the group has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the group controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and results of the group are shown separately in the consolidated balance sheet and income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognized by the group and allocated to those minority interests only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. Where the group previously did not recognize the minority shareholders’ portion of losses and the subsidiary subsequently turns profitable, the group recognizes all the profits until the minority shareholders’ share of losses previously absorbed by the group has been recovered.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)
	(a)	Basis of consolidation (continued)

Subsidiaries (continued)

interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The group applies the economic entity model in accounting for transactions with minority shareholders. In terms of this model, minority shareholders are viewed as equity participants of the group and all transactions are therefore accounted for as equity transactions and included in the statement of changes in equity. On acquisition of an interest from a minority shareholder, any excess of the cost of the transaction over the acquirer’s proportionate share of the net asset value acquired is allocated to a separate component of equity. Dilution profits and losses relating to non-wholly owned subsidiary entities are similarly accounted for in the statement of changes in equity in terms of the economic entity model.
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

Equity-accounting involves recognizing in the income statement the group’s share of the associate’s post-acquisition results net of taxation and minority interests in the associate. The group’s share of post-acquisition movements in reserves is accounted for in the reserves of the group. The group’s interest in the associate is carried on the balance sheet at cost, adjusted for the group’s share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognized on acquisitions. Where the group’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment as well as any loans to the associate are reduced to nil and no further losses are recognized, unless the group has incurred obligations to the associate or the group has guaranteed or committed to satisfy obligations of the associate. Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The group’s interest in jointly controlled entities is accounted for by way of proportionate consolidation. The group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements. The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognize its share of gains or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

	(b)	Investments

The group classifies its investments in debt and equity securities into the following categories: at fair value through profit and loss, held-to-maturity, available-for-sale and loans and receivables. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on an annual basis. At fair value through profit and loss assets has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified into this category at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking, or if so designated by management. For the purpose of these financial statements short-term is defined as a period of three months or less. The group does not hold financial assets for trading, therefore assets held as at fair value through profit and loss are designated as such on initial recognition. Derivatives are also classified as held for trading unless they are designated as hedges.

Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity, changes in fair value or interest rates, are classified as available-for-sale. Available for sale assets are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

3.	PRINCIPAL ACCOUNTING POLICIES (continued)
	(b)	Investments (continued)

Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. At fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of at fair value through profit and loss investments are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity.

The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as “profit / loss on sale of investments”

Investments are derecognized when the rights to receive cash flows from the investments have expired or where they have been transferred and the group has also transferred substantially all risks and rewards of ownership.

	(c)	Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation and any accumulated impairment losses. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset’s estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Land & Buildings:	Factory buildings	50 years
	Other buildings	50 years
Manufacturing equipment:	Printing presses	25 years
	Production equipment	25 years
Office equipment:		20 years
Furniture:		20 years
Computer equipment:	Manufacturing	20 years
	Office	20 years
Vehicles:		12 years
Transmission equipment:	Set-top boxes	20 years
	Transponders and transmitters	20 years

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the group and the cost can be reliably measured. Major renovations are depreciated over the remaining useful economic life of the related asset.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(c)	Property, plant and equipment (continued)

The carrying values of property, plant and equipment are reviewed periodically to assess whether or not the net recoverable amount has declined below the carrying amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing the proceeds with the asset’s carrying amount.

	(d)	Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the group as lessee. Assets classified as finance leases are capitalized at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognized at the estimated present value of the minimum lease payments. Bank rates are used to calculate present values of minimum lease payments. Capitalized leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	(e)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries and joint ventures is included in “goodwill” on the balance sheet. Goodwill on acquisitions of associates is included in ‘investments in associates’. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Patents, brand names, trademarks, title rights, concession rights, software and other similar intangible assets acquired are capitalized at cost. Intangible assets with indefinite useful lives are not amortized, but tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are being amortized using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The useful lives and residual values of intangible assets are reassessed on an annual basis. Amortization periods for intangible assets with finite useful lives vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Patents	5 years
Title rights	10 years
Brand names & trademarks	20 years
Software	5 years
Intellectual property rights	7 years
Concession rights	20 years
Subscriber base	8 years

No value is attributed to internally developed trademarks or similar rights and assets. The costs incurred to develop these items are charged to the income statement in the period in which they are incurred.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(f)	Programme and film rights

Purchased programme and film rights are stated at acquisition costs less accumulated amortization. The group has certain programme and film rights liabilities that are classified as financial liabilities in terms of IAS 39 which requires that financial liabilities be measured at amortized cost using the effective interest method. Certain programme and film rights liabilities have settlement dates that are long term in nature; therefore these liabilities are recorded as non-current liabilities and have been discounted in terms of IAS 39. Licenses are recorded as assets and liabilities for rights acquired, and obligations incurred under license agreements when the license period begins and the cost of each programme is known or reasonably determinable. Sports rights are written off on initial broadcasting of the event whereas general entertainment and films are amortized either on a straight- line basis over the duration of the license or based on broadcasts where the number of screenings are restricted. Amortization of programme and film rights is included in the cost of providing services and sale of goods. The costs of in-house programmes are expensed as incurred.

	(g)	Impairment

Financial assets

The group assesses at each balance sheet date whether there is any objective evidence that an investment or group of investments is impaired. If any such evidence exists, the entity applies the following principles for each class of financial assets to determine the amount of any impairment loss:

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (ie the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced directly through profit and loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed through profit and loss. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The reversal is recognized in the income statement in the same line as the original impairment charge.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity shall be removed from equity and recognized in profit or loss even though the financial asset has not been derecognized.

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Long lived assets

The group evaluates the carrying value of assets with finite useful lives annually and when events and circumstances indicate that the carrying value may not be recoverable. Indicators of possible impairment include, but are not limited to: significant underperformance relative to expectations based on historical or projected future operating results; significant changes in the manner of use of the assets or the strategy for the group’s overall business; significant negative industry or economic trends; a significant and sustained decline in an investment’s share price or market capitalization relative to its net asset value. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

An impairment loss is recognized in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset’s recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

An impairment loss recognized for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(g)	Impairment (continued)

Long lived assets (continued)

amortization) had no impairment loss been recognized in prior years. The reversal of such an impairment loss is recognized in the income statement in the same line item as the original impairment charge.

	(h)	Development activities

Research and development costs

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be profitable considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding the limits stated in note (e). Development assets are tested for impairment annually, and the impairment loss is recognized in the income statement when the carrying amount of the asset exceeds its recoverable amount. This loss is also reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized in prior years. The reversal of such an impairment loss is recognized in the income statement in the same line item as the original impairment charge.

Software development costs

Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development team’s employee costs and an appropriate portion of relevant overheads. All other costs associated with developing or maintaining computer software programmes are recognized as an expense as incurred.

Website development costs

Website development costs are capitalized as intangible assets if it is probable that the expected future economic benefits attributable to the asset will flow to the group, and its cost can be measured reliably, otherwise these costs are charged against operating profit as the expenditure is incurred.

	(i)	Inventory

Inventory is stated at the lower of cost or net realizable value. The cost of inventory is determined by means of the first-in-first-out basis or the weighted average method. The majority of inventory is valued using the first-in-first-out basis, but for certain inventories with a specific nature and use which differs significantly from other classes of inventory, the weighed average is used. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to inventory purchases. Net realizable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

	(j)	Trade receivables

Trade receivables are recognized at fair value less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

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

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(l)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

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

Taxation rates

The normal South African company tax rate used for the year ending March 31, 2006 is 29% (2005: 30%). Deferred tax assets and liabilities for South African entities at March 31, 2006 have been calculated using this rate, being the rate that the group expects to apply to the periods when the assets are realized or the liabilities are settled. Secondary tax on companies is calculated at 12,5%, and capital gains tax is calculated at 50% of the company tax rate. International tax rates vary from jurisdiction to jurisdiction.

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

The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognized to the extent that it is probable that future taxable profit will be available against which timing differences and unused tax losses can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Secondary tax on companies (“STC”)

Dividends declared by South African companies are subject to STC, but the STC liability is reduced by dividends received during the dividend cycle. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefit related to excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid. Deferred tax assets are recognized on unutilized STC credits to the extent that it is probable that the group will declare future dividends to utilize such STC credits.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(o)	Foreign currencies

The consolidated financial statements are presented in Rands which is the Company’s functional and presentation currency. However, the group separately measures the transactions of each of its material operations using the functional currency determined for that specific entity, which in most instances, but not always, is the currency of the primary economic environment in which the operation conducts its business.

For transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year- end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

For translation of group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as the foreign entity’s assets and liabilities and are translated at the closing rate.

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

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. Movements on the hedging reserve are shown in the statement of changes in shareholders’ equity.

Derivative financial instruments are recognized in the balance sheet at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The group designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or of the foreign currency risk of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity, and the ineffective part of the hedge is recognized in the income statement. Where the forecasted transaction

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(p)	Derivative financial instruments (continued)

or firm commitment of which the foreign currency risk is being hedged results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on translation are recognized in the income statement.

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

Advertising revenues

The group mainly derives advertising revenues from advertisements published in its newspapers and magazines, broadcasted on its pay television platforms and shown online on its websites and instant messaging windows. Advertising revenues from pay television and print media products are recognized upon showing or publication over the period of the advertising contract. Publication is regarded to be when the print media product has been delivered to the retailer and is available to be purchased by the general public. Online advertising revenues are recognized over the period in which the advertisements are displayed.

Printing and distribution

Revenues from print and distribution services are recognized upon completion of the services and delivery of the related product and customer acceptance, net of taxes, VAT and discounts, and after elimination of sales within the group. The recognition of print services revenue is based upon delivery of the product to the distribution depot and acceptance by the distributor of the client, or where the customer is responsible for the transport of the customers’ products, acceptance by the customer or its nominated transport company. Revenues from distribution services are recognized upon delivery of the product to the retailer and acceptance thereof.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(q)	Revenue recognition (continued)

Printing and distribution (continued)

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

Tuition fees

Tuition fees are non-refundable and are recognized on a percentage of completion method over the term of the applicable course for face to face learning, and for distance learning it is recognized as a percentage of cost.

	(r)	Other income

Interest and dividends received on available for sale financial assets are included in investment income and not as part of the fair value movement in equity.

Interest income

Interest is accrued on a time-proportion basis, recognizing the effective yield on the underlying assets.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(r)	Other income (continued)

Dividend income

Dividends are recognized when the right to receive payment is established.

	(s)	Employee benefits

Retirement benefits

The group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined contribution pension and provident funds in the countries in which the group operates. The assets of these funds are generally held in separate trustee-administered funds. The group’s contributions to retirement funds are recognized as an expense in the period in which employees render the related service.

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

	(t)	Equity compensation benefits

The group grants share options/share appreciation rights (SARs) to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognized an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group’s employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognized liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. A share option scheme/SAR is considered equity-settled when the option/gain is settled by the issue of a Naspers N share. They are considered cash-settled when they are settled in cash or any other asset, ie not by the issue of a Naspers N share.

	(u)	Segment reporting

The primary segmental reporting has been prepared based on the group’s method of internal reporting, which disaggregates its business by service or product. The secondary segmental reporting has been prepared on a geographical basis. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties. These inter- and intra group transactions are eliminated on consolidation.

	(v)	Discontinuing operations

A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and for which the assets, net profits or losses and activities can be distinguished physically, operationally and for reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of taxation, are separately disclosed.

	(w)	Advertising expenses

Advertising expenses are expensed in the financial period in which they are incurred.

	(x)	Treasury shares

Where subsidiaries hold shares in the holding company’s equity share capital, the consideration paid to acquire these shares including any attributable incremental external costs is deducted from total shareholders’ equity as treasury shares. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. Shares issued to or held by share incentive plans within the group are treated as treasury shares until such time when participants pay for and take delivery of such shares. The same applies to treasury shares held by joint ventures.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

3.	PRINCIPAL ACCOUNTING POLICIES (continued)

	(y)	Recently issued accounting standards

The International Accounting Standards Board (“IASB”) issued a number of standards, amendments to standards and interpretations during 2005 and 2006. These amendments will therefore be implemented by the group during the financial year starting April 1, 2006.

The amendment to IAS 19 – “Employee Benefits”, has been issued to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognized income and expenses. The amendment was issued during December 2004 with immediate effect. The group will continue to apply option of recognizing the actuarial gains in losses in the income statement.

The amendments that have been made to IAS 39 included amendments to the accounting of Cash Flow Hedges of Forecasted Intragroup Transactions, the scope of IAS 39 to include Financial Guarantee Contracts and the amendment to the Fair Value Option. These amendments were made during April, August and June 2005 with immediate effect. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of these amendments.

The amendment to IAS 1 – “Presentation of Financial Statements: Capital Disclosures” states that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of these amendments.

IFRS 7 – “Financial Instruments: Disclosures” was issued August 18, 2005, with an effective date of January 1, 2007. This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32 - Financial Instruments: Presentation. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of these amendments.

The IASB has also amended the accounting treatment of monetary items in IAS 21 – “The Effect of Changes in Foreign Exchange Rates” during December 2005 with immediate effect. The amendment stated that if a monetary item forms part of an entity’s investment in a foreign operation, the accounting treatment in the consolidated financial statements should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group conducts a transaction with the foreign operation. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 4 - “Determining whether an Arrangement contains a Lease” was issued by the IASB and is effective for annual periods beginning on or after January 1, 2006, and the Interpretation specifies that an arrangement that meets certain criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 – “Leases”. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 6 – “Liabilities arising from Participating in a Specific Market – Waste Electronic and Electronic Equipment” clarifies when certain producers of electrical goods are required to recognize a liability under IAS 37 for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. IFRIC 6 is effective for annual periods beginning on or after December 1, 2005. The group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 8 – “Scope of IFRS 2” clarifies that IFRS 2 – “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 is effective for annual periods beginning on or after May 1, 2006, and the group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

IFRIC Interpretation 9 – “Reassessment of Embedded Derivatives” clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after June 1, 2006, and the group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

AC 503 – “Accounting for Black Economic Empowerment (“BEE”) Transactions” states that if equity instruments are granted at a discount to a BEE partner, this must be expensed. BEE credentials acquired as part of a business combination shall be subsumed in goodwill and not recognized as a separate intangible asset. Where the BEE transaction includes service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognized over the period of the service conditions. Where the BEE transaction includes no service conditions, the fair value of the equity instruments shall be measured at grant date and the expense should be recognized immediately on grant date. AC 503 is effective for annual periods beginning on or after May 1, 2006, and the group will adopt these amendments during its financial year ending March 31, 2007 and is currently evaluating the effects of the standard.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.	SIGNIFICANT ACQUISITIONS AND DIVESTITURES

Financial year ended March 31, 2006:

On April 1, 2005, Media24 Limited (“Media24”) acquired an additional interest of 7.5% in its subsidiary, Paarl Media Holdings (Proprietary) Limited (“Paarl Media”), for a purchase consideration of Rand 180 million in cash. This increased Media24’s effective financial interest in Paarl Media to 92.11%. This transaction was accounted for as a common control transaction, and the excess of the purchase consideration over the net asset value was recognized in equity.

During February 2006, MIH QQ (BVI) Limited acquired a 25% interest in ChineseAll for a cash consideration of Rand 24.6 million. The total purchase consideration was allocated based upon an appraisal, as follows: net assets (Rand 1.7 million) and goodwill (Rand 22.9 million).

During October 2005, the company disposed of its investment in Computicket (Proprietary) Limited for a cash consideration of Rand 67.5 million. A profit on sale of investments of Rand 56.7 million was realized on this transaction and is included in profit from continuing operations.

On November 7, 2005, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corp. and MKSC World Dot Com Co. to True Corp. for a consideration of approximately US$164 million. A profit on discontinuance of operations of Rand 1,032.2 million was realized on the transaction. Details relating to this transaction are highlighted in note 28 to the consolidated annual financial statements.

During December 2005 the company acquired 100% of the equity of Orbicom (Proprietary) Limited (“Orbicom”) from MTN Group Limited (“MTN”) for a cash consideration of Rand 44.2 million. The total purchase consideration was allocated based upon appraisal, as follows: net assets (Rand 35.1 million) and goodwill (Rand 9.1 million).

Subsequent to March 31, 2006, Naspers Limited acquired, through its offshore subsidiary MIH B.V., a 30% stake in leading Brazilian media company Abril S.A. (“Abril”), for a cash consideration of Rand 2,557.3 million. Irdeto Eindhoven B.V. acquired the Cryptotec Conditional Access business from Koninklijke Philips Electronics NV for a cash consideration of Rand 230.7 million. MIH subscribed for new shares equal to a 25% interest in Tixa Tech Group Inc. for a cash consideration of Rand 60.5 million.

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

NetMed NV (“NetMed”) announced on June 19, 2003, that subject to the fulfillment of certain conditions precedent, it had reached an agreement with Teletypos SA (“Teletypos”), in terms of which Teletypos will exchange its interest in MultiChoice Hellas SA for approximately €6.6 million in cash and a 12.5% equity interest in NetMed. On September 22, 2004 the last regulatory approvals and conditions precedent were fulfilled, therefore this transaction was accounted for in the year ended March 31, 2005. The group realized a profit of Rand 215.7 million on the dilution of its interest in NetMed. Goodwill of Rand 312.9 million was accounted for on the acquisition of the remaining interest that the group did not already own in MultiChoice Hellas.

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

On February 1, 2005, MWEB Holdings (Proprietary) Limited (“MWEB”) acquired from Tiscali International BV its South African ISP business (“Tiscali”) for a purchase consideration of Rand 309.3 million in cash.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

4.	SIGNIFICANT ACQUISITIONS AND DIVESTITURES (continued)

The fair value of the identifiable assets and liabilities of Tiscali as at the date of the acquisition were:

	Recognized	Carrying
	on acquisition	value
	R’000	R’000

Property, plant and equipment	6,368	30,079
Subscriber base	224,013	-
Deferred tax	(49,831)	10,260
Cash and cash deposits	39,160	39,160
Other current assets	3,633	3,633
Current liabilities	(52,622)	(60,511)
Fair value of net assets	170,721	22,621
Goodwill arising on acquisition	138,579
Purchase consideration	309,300

The cash outflow on acquisition is as follows:		R’000

Net cash acquired with the Tiscali business		39,160
Cash paid		(309,300)
Net cash outflow		(270,140)

The purchase agreement contained terms where any excess in net asset value acquired greater than Rand 44.5 million would be payable on a rand for rand basis to the seller. The group paid an additional Rand 11.7 million on closing of the transaction. This was recorded as an adjustment to goodwill. Included in the goodwill recognized are certain intangible assets that cannot be individually separated and reliable measured from the acquiree due to their nature. These assets consist of synergy benefits.  benefits

During the 2005 financial year the company disposed of the balance of its investment in Liberty Media Corporation for a consideration of Rand 141.6 million. A profit on sale of investments of Rand 18.7 million was realized on this transaction.

Subsequent events disclosure

During August 2006, MIH Print Media Holdings Limited (“MIH Print Media”) acquired a 20.2% interest in Titan, a leading company in the field of Chinese sports publishing, for a cash consideration of approximately Rand 114.5 million. It is anticipated that through a further acquisition MIH Print Media’s shareholding will increase to 37%.

In September 2006, Naspers announced that, in furtherance of its empowerment objectives, the group intents to implement a Broad-Based Black Economic Empowerment ownership initiative in relation to Media24 Limited (“Media24”) and MultiChoice South Africa (“MCSA”).

The BEE transactions are expected to result in the acquisition by qualifying Black Persons and Black Groups of ordinary shares in the issued share capital of Welkom Yizani Investments Limited (“Welkom Yizani”), which will hold ordinary shares in the issued share capital of Media24 Holdings (Proprietary) Limited (“Media24 Holdings”), the holding company of Media24 as well as Phuthuma Nathi Investments Limited (“Phuthuma Nathi”), which will hold ordinary shares in the issued share capital of MultiChoice South Africa Holdings (Proprietary) Limited (“MCSA Holdings”), the holding company of MCSA.

Naspers will sell up to 14.6 million shares in Media24 Holdings to Welkom Yizani for a consideration of approximately Rand 730 million. Welkom Yizani will fund the acquisition through cash and the issuance of preference shares to Naspers. MIHH will sell up to 45 million shares in MCSA Holdings to Phuthuma Nathi, for a consideration of approximately Rand 2,250 million. Phuthuma Nathi will fund the acquisition through cash and the issuance of preference shares to MIHH.

The empowerment transactions are subject to Welkom Yizani and Phuthuma Nathi undertaking public offers to the General Black Public to subscribe for ordinary shares in Welkom Yizani and Phuthuma Nathi. The number of Media24 Holdings and MCSA Holdings ordinary shares to be acquired by Welkom Yizani and Phuthuma Nathi will depend on the amount raised by Welkom Yizani and Phuthuma Nathi in terms of the public offers. The closing date for the public offers is expected to be at the end of October 2006. The public offers may not ultimately be undertaken and the final terms of the empowerment transactions are subject to change.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED

		March 31
5.	PROPERTY, PLANT & EQUIPMENT	2006	2005
		R’000	R’000

	Land and buildings - owned	648,013	571,547
	Cost price	744,504	668,664
	Accumulated depreciation	96,491	97,117

	Land and buildings - leased	128,047	95,621
	Cost price	157,581	116,363
	Accumulated depreciation	29,534	20,742

	Manufacturing equipment - owned	847,715	520,885
	Cost price	1,303,009	973,918
	Accumulated depreciation	455,294	453,033

	Manufacturing equipment - leased	69,811	76,323
	Cost price	148,768	149,819
	Accumulated depreciation	78,957	73,496

	Transmission equipment - owned	99,625	105,936
	Cost price	356,374	555,464
	Accumulated depreciation	256,749	449,528

	Transmission equipment - leased	1,211,234	1,369,372
	Cost price	2,689,472	2,734,447
	Accumulated depreciation	1,478,238	1,365,075

	Vehicles, computer and office equipment - owned	596,413	545,016
	Cost price	1,769,894	1,724,852
	Accumulated depreciation	1,173,481	1,179,836

	Vehicles, computer and office equipment - leased	6,367	11,365
	Cost price	9,359	22,055
	Accumulated depreciation	2,992	10,690
	Subtotal	3,607,225	3,296,065
	Work-in-progress	81,284	148,598
	Net book value	3,688,509	3,444,663

	Total cost price	7,260,245	7,094,180
	Total accumulated depreciation	3,571,736	3,649,517
	Net book value	3,688,509	3,444,663

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.	PROPERTY, PLANT & EQUIPMENT (Continued)

				Vehicles,
	Land &	Manufacturing	Transmission	computers	Total	Total
	Buildings	equipment	equipment	office equipment	2006	2005
	R’000	R’000	R’000	R’000	R’000	R’000
Cost
Opening balance	785,027	1,123,737	3,289,911	1,746,907	6,945,582	6,508,523
Disposal of interest in joint ventures	(10,453)	(25,629)	(326,207)	(66,377)	(428,666)	(53,977)
Foreign currency translation effects	(2,052)	(1,708)	(104,170)	(26,535)	(134,465)	27,403
Reallocation	(7,505)	129	30,715	(23,339)	-	-
Impairment	-	-	-	-	-	(4,748)
Acquisition of subsidiaries	6	-	3,248	27,631	30,885	7,588
Disposal of subsidiaries	-	-	-	(16,896)	(16,896)	(2,419)
Acquisitions	148,413	401,956	196,397	281,647	1,028,413	606,369
Disposals	(11,351)	(46,708)	(44,048)	(143,785)	(245,892)	(143,157)
Closing balance	902,085	1,451,777	3,045,846	1,779,253	7,178,961	6,945,582
Work-in-progress March 31, 2006					81,284	148,598
TOTAL COST					7,260,245	7,094,180
Accumulated depreciation
Opening balance	117,859	526,529	1,814,603	1,190,526	3,649,517	3,197,386
Disposal of interest in joint ventures	(9,820)	(25,629)	(250,131)	(52,848)	(338,428)	(11,488)
Foreign currency translation effects	(1,949)	(1,700)	(76,997)	(22,266)	(102,912)	30,405
Reclassifications	726	(470)	10,220	(10,476)	-	-
Impairment	-	-	-	326	326	(1,270)
Reversal of previous impairment	(673)	-	-	(1,402)	(2,075)	-
Acquisition of subsidiaries	-	-	-	-	-	543
Disposal of subsidiaries	-	-	-	(12,968)	(12,968)	(745)
Depreciation	25,168	81,479	281,697	207,202	595,546	555,533
Disposals	(5,286)	(45,958)	(44,405)	(121,621)	(217,270)	(120,847)
Closing balance	126,025	534,251	1,734,987	1,176,473	3,571,736	3,649,517

Cost	902,085	1,451,777	3,045,846	1,779,253	7,178,961	6,945,582
Accumulated depreciation	126,025	534,251	1,734,987	1,176,473	3,571,736	3,649,517
Net book value	776,060	917,526	1,310,859	602,780	3,607,225	3,296,065
Work-in-progress					81,284	148,598
Total Net book value					3,688,509	3,444,663

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

5.	PROPERTY, PLANT & EQUIPMENT (continued)

In terms of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” an assessment of the expected future benefits associated with property, plant and equipment was determined. Based on the latest available and reliable information there was a change in the estimated useful life and residual value which resulted in a decrease in depreciation of Rand 0.3 million (2005: increase of Rand 13.3 million).

During the financial year ended March 31, 2006, the group recognized an impairment of property, plant and equipment with a net book value of Rand 0.3 million (2005: Rand 3.5 million). The impairment loss has been included in “other (losses) / gains - net” in the income statement. The recoverable amount has been determined based on a value in use calculation. The impairment resulted from the recoverable amount of the assets being lower than the carrying value thereof.

The group has pledged property, plant and equipment with a carrying value of Rand 452.4 million at March 31, 2006 (2005: Rand 464.9 million) as security against certain term loans and overdrafts with banks.

Registers containing additional information on land and buildings are available for inspection at the registered offices of the respective group companies. The directors are of the opinion that the recoverable amount of each class of property exceeds the carrying amount at which it is included in the balance sheet.

6.	GOODWILL

	March 31
	2006	2005
	R’000	R’000

Cost

Opening balance	867,045	813,528
Foreign currency translation effects	(3,736)	(1,704)
Acquisitions	2,500	3,578
Disposal of subsidiaries	-	(356)
Disposal of interest in joint ventures	(2,284)	(96,360)
Acquisition of subsidiaries	9,145	150,662
Successive acquisition	(5,915)	(2,303)
Closing balance	866,755	867,045
Accumulated impairment
Opening balance	8,011	-
Impairment	69,009	8,011
Closing balance	77,020	8,011

Net book value	789,735	859,034

The group recognized impairment losses on goodwill of Rand 69.0 million (2005: Rand 8.0 million) during the financial year ended March 31, 2006, due to the fact that the recoverable amount of certain cash-generating units were less than their carrying value. The impairment charges have been included in “other (losses) / gains - net” in the income statement. The recoverable amounts have been based on value in use calculations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

6.	GOODWILL

The changes in the carrying amount of goodwill on a segmental basis for the year ended March 31, 2006 are as follows:

	Electronic media			Print media

			Conditional	Newspapers,
	Pay		Access	magazines and
	television	Internet	Systems	printing	Books	Education	Total
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Net book value
Opening balance	375,546	258,791	54,618	75,089	11,536	83,454	859,034
Foreign currency translation effects	(3,005)	–	(731)	–	–	–	(3,736)
Impairment	(9,144)	–	–	–	(3,980)	(55,885)	(69,009)
Acquisitions	–	–	–	–	2,500	–	2,500
Acquisition of subsidiaries	9,145	–	–	–	–	–	9,145
Successive acquisition	–	(7,889)	–	1,974	–	–	(5,915)
Disposal of interest in joint ventures	(2,284)	–	–	–	–	–	(2,284)
Closing balance	370,258	250,902	53,887	77,063	10,056	27,569	789,735

Impairment testing of goodwill

The group has allocated its goodwill to various cash-generating units. The recoverable amounts of these cash-generating units have been determined based on either a value in use calculation or on a fair value less costs to sell basis. The value in use is based on discounted cash flow calculations. The group based its cash flow calculations on three to five year budgeted and forecasted information approved by senior management and the various boards of directors of group companies. Long-term average growth rates for the respective countries in which the entities operate were used to extrapolate the cash flows into the future. Where fair value was used to calculate recoverable amounts, it is based on publicly traded market prices. The group allocated goodwill to the following cash-generating units:

		Basis of	Discount	Growth rate
	Net book	determination	rate	used to
	value	of recoverable	applied to	extrapolate
	R’000	amount	cash flows	cash flows
Cash-generating unit
Multichoice Cyprus Limited	42,388	Value in use	14.0%	3.6%
Electronic Media Network Limited & SuperSport International
Holdings Limited	327,870	Value in use	16.6%	4.0%
Irdeto Access BV	53,887	Value in use	10.7%	2.5%
M-Web Holdings Limited	250,902	Value in use	20.7%	4.0%
Boland Newspapers (Proprietary) Limited	23,581	Value in use	13.5%	4.0%
Paarl Media Holdings (Proprietary) Limited	34,669	Value in use	13.5%	4.0%
Natal Witness Printing and Publishing Company (Proprietary)
Limited	14,370	Value in use	13.5%	4.0%
Educor Holdings Limited	27,569	Value in use	16.5%	4.0%
Via Afrika Limited	8,056	Value in use	14.2%	4.0%
Various other units	6,443	Value in use	various	various
	789,735

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

7.	OTHER INTANGIBLE ASSETS

	Intellectual
	property		Brand
	rights &	Subscriber	names and	Concession		Total	Total
	patents	base	title rights	rights	Software	2006	2005
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Cost
Opening balance	119,055	226,340	203,954	12,579	76,243	638,171	356,888
Disposal of interest in joint
ventures	-	-	-	(11,792)	-	(11,792)	-
Foreign currency translation
effects	(1,029)	-	-	(787)	-	(1,816)	(1,825)
Acquisition of subsidiaries	-	-	-	-	-	-	246,806
Disposal of subsidiaries	(1,000)	-	-	-	(2,578)	(3,578)	-
Acquisitions	27,830	1,387	5,443	-	66,221	100,881	52,650
Disposals	527	-	97	-	(7,803)	(7,179)	(16,348)
Work in Progress	-	-	-	-	8,102	8,102	-
Closing balance	145,383	227,727	209,494	–	140,185	722,789	638,171
Accumulated amortization
Opening balance	82,300	8,845	141,811	5,819	32,053	270,828	226,631
Disposal of interest in joint
ventures	–	–	–	(5,852)	–	(5,852)	–
Foreign currency translation
effects	(358)	–	–	(390)	–	(748)	(1,878)
Impairment	131	–	707	–	–	838	4,992
Reversal of previous
impairment	–	–	–	–	(413)	(413)	–
Disposal of subsidiaries	(50)	–	10	–	(899)	(939)	–
Disposals	527	–	97	–	(6,710)	(6,086)	(16,348)
Amortization	10,530	45,741	11,023	423	27,995	95,712	57,431
Closing balance	93,080	54,586	153,648	–	52,026	353,340	270,828

Net book value	52,303	173,141	55,846	–	88,159	369,449	367,343

The group recognized impairment losses on other intangible assets of Rand 0.8 million (2005: Rand 5.0 million) during the financial year ended March 31, 2006, due to the fact that the recoverable amounts of certain cash-generating units were less than their carrying values. The impairment charges have been included in “other (losses) / gains - net” on the income statement. The recoverable amounts have been based on value in use calculations with discount rates comparable to those used in assessing the impairment of goodwill.

In terms of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” an assessment of the expected future benefits associated with other intangible assets were determined. Based on the latest available and reliable information there was a change in the estimated useful life which resulted in a decrease in amortization of Rand 12.6 million (2005: nil).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS

	March 31
	2006	2005
	R’000	R’000

Investments in associates
Listed	1,249,055	805,048
Unlisted	59,110	32,640
	1,308,165	837,688

Investments and loans
Loans to related parties
Unlisted	23,114	24,779
At fair value through profit & loss investments
Listed	–	8,111
Unlisted	32,031	30,458
	32,031	38,569
Available-for-sale investments
Listed	–	313,763
Unlisted	387	1,033
	387	314,796
Originated loans
Unlisted	19,331	23,127

Total investments and loans	74,863	401,271

Investments classified on balance sheets
Non-current	74,863	393,160
Current	–	8,111
	74,863	401,271

The market value of the group’s listed investments at March 31, 2006 amounted to Rand 6,505.5 million (2005: Rand 3,208.0 million). Tencent Holdings Limited contributed Rand 6,309.5 million (2005: Rand 2,886.1 million) and Beijing Media Corporation Limited Rand 196.0 million (2005: Rand 313.8 million). The valuation of total unlisted investments and loans, as approved by the director’s of the respective group companies amounted to Rand 134.0 million (2005: Rand 112.0 million).

During the financial year ended March 31, 2005, the investment in Beijing Media Corporation Limited was held as an Available-for-sale investment, at a value of Rand 313.8 million. This investment was reclassified to Investments in associates during the financial year ended March 31, 2006, as significant influence is established through co-operation agreements, board representation, and the placement of key management. Unrealized gains and losses, to the value of Rand 41.7 million, that arose from the changes in the fair value of this investment were previously accounted for in equity, but have been transferred to the carry value of the investment in associate.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)

The following information relates to Naspers Limited’s financial interest in its significant subsidiaries, over which the group has voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

	Effective
	percentage			Country of	Functional
Name of subsidiary	interest*		Nature of business	incorporation	currency	D or I
	2006	2005
	%	%
LISTED COMPANIES
MultiChoice Cyprus Limited	26.4	26.4	Subscription Television	Cyprus	CYP	I

UNLISTED COMPANIES
Media24 Limited	100.0	100.0	Print media Company	South Africa	ZAR	D
Paarl Media Holdings (Proprietary)
Limited	92.1	83.8	Printing	South Africa	ZAR	I
Touchline Media (Proprietary)
Limited	100.0	100.0	Publishing of magazines	South Africa	ZAR	I

Boland Koerante (Proprietary) Limited	75.0	75.0	Publishers of newspapers	South Africa	ZAR	I
Via Afrika Limited	100.0	100.0	Publishing of books	South Africa	ZAR	I

Educor Holdings (Proprietary) Limited	100.0	100.0	Education	South Africa	ZAR	I
MIH Investments (Proprietary)
Limited	100.0	100.0	Investment Holding company	South Africa	ZAR	D
MIH Holdings Limited	100.0	100.0	Holding Company	South Africa	ZAR	I
MultiChoice Africa (Proprietary)
Limited	100.0	100.0	Subscription Television	South Africa	ZAR	I
M-Web Holdings (Proprietary)
Limited	100.0	100.0	Internet content provider	South Africa	ZAR	I
MIH (BVI) Limited	100.0	100.0	Investment Holding	British Virgin Islands	USD	I
Myriad International Holdings BV	100.0	100.0	Investment Holding	The Netherlands	EUR	I
MultiChoice Africa Limited	100.0	100.0	Investment Holding	Mauritius	USD	I
NetMed NV	74.5	74.5	Investment Holding	The Netherlands	EUR	I
NetMed Hellas SA	74.5	74.5	Subscription Television	Greece	EUR	I
MultiChoice Hellas SA	44.9	44.9	Subscription Television	Greece	EUR	I
Entriq Inc.	100.0	100.0	Technology development	USA	USD	I
Irdeto Access BV	100.0	100.0	Technology development	The Netherlands	USD	I
M-Web (Thailand) Limited	100.0	100.0	Internet content provider	Thailand	THB	I

MultiChoice Cyprus Holdings Limited	51.7	51.7	Holding Company	Cyprus	CYP	I
Shanghai Sportcn.com Information
Technology Company Limited	87.7	87.7	Online sport content	China	CNY	I

D	– Direct interest
I	– Combined direct and indirect effective interest
*	– The percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)

The following information relates to Naspers Limited’s financial interest in its significant joint ventures, over which the group has joint voting control through its direct and indirect interests in respective intermediate holding companies and other entities:

	Effective percentage			Country of	Functional	D or
Name of joint venture	interest*		Nature of business	incorporation	currency	I
	2006	2005
	%	%

LISTED COMPANIES
United Broadcasting Corporation Public
Company Limited	–	30.6	Subscription television	Thailand	THB	I

UNLISTED COMPANIES
MNH Holdings (1998) (Proprietary) Limited	50.0	50.0	Investment Holding Company	South Africa	ZAR	D
Electronic Media Network Limited	60.1	60.1	Pay TV content provider	South Africa	ZAR	I
SuperSport International Holdings Limited	60.1	60.1	Pay TV content provider	South Africa	ZAR	I
MultiChoice Supplies (Proprietary) Limited	50.0	50.0	Set-top box rentals	South Africa	ZAR	I
				Thailand
KSC Commercial Internet Company Limited	–	40.6	Internet service provider		THB	I

Myriad International Programming Services BV	80.0	80.0	Programme and Film Rights	Netherlands	EUR	I
The Natal Witness Printing and Publishing			Publishing and printing of
Company (Proprietary) Limited	50.0	50.0	newspapers	South Africa	ZAR	I

D	– Direct interest

I	– Combined direct and indirect effective interest
*	– The percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.
The group has pledged a 29.98% interest in Electronic Media Network Limited and SuperSport International Holdings Limited as security with a bank against a term loan.

Additional joint venture disclosure

The following is the group’s interest in the combined summarized balance sheets and income statements of the joint ventures as per their financial statements:

	March 31
	2006	2005
	R’000	R’000

Balance sheet information
Non-current assets	340,680	391,918
Current assets	879,660	1,119,611
Non-current liabilities	64,184	420,078
Current liabilities	813,915	838,182

Income statement information
Revenue	2,277,088	1,992,190
Net profit	356,060	211,199

The group’s interest in the joint ventures’ capital commitments and contingent liabilities at March 31, 2006 amounted to Rand 78.4 million (2005: Rand 36.8 million) and Rand 3.0 million (2005: Rand 5.5 million) respectively.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)
The following information relates to Naspers Limited’s financial interest in its significant associated companies:

Name of associated company	Effective percentage		Nature of business	Country of incorporation	Functional currency	D or I
	2006%	2005%
LISTED COMPANIES
				Peoples Republic
Tencent Holdings Limited	36.1	35.6	Instant-messaging services	of China	CNY	I
			Print media advertising and print	Peoples Republic
Beijing Media Corporation Limited	9.9	9.9	related services	of China	HKD	I

UNLISTED COMPANIES
The Hometrader (Eastern Cape) (Proprietary)
Limited	25.0	25.0	Production of newspaper inserts	South Africa	ZAR	I
Alibiprops 12 (Proprietary) Limited	19.6	49.0	Educational book retailer	South Africa	ZAR	I
				Peoples Republic
Chinese All	25.0	0.0	Internet related services	of China	CNY	I
Internet Music Company (Proprietary)
Limited	34.0	0.0	Internet related services	South Africa	ZAR	I

Free State Cheetahs (Proprietary) Limited	14.7	14.7	Rugby operations	South Africa	ZAR	I
Griqualand West Rugby (Proprietary)
Limited	14.7	14.7	Rugby operations	South Africa	ZAR	I
Natal Sharks (Proprietary) Limited	24.0	24.0	Rugby operations	South Africa	ZAR	I

I – Combined direct and indirect effective interest
* – The effective percentage interest shown is the financial effective interest, after adjusting for the interests of the group’s equity compensation plans treated as treasury shares.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)

	March 31
	2006	2005
Investments in associated companies	R’000	R’000

Opening balance	837,688	29,438
Associated companies acquired - gross consideration	325,404	729,413
Net assets acquired	–	659,881
Goodwill and intangibles recognized	383,688	68,347
Deferred taxation recognized	(61,642)	–
Other	3,358	1,185
Associated companies sold	(1,388)	(10,084)
Share of current year other reserve movements	(50)	4,415
Share of equity-accounted results	154,155	88,597
Net income before amortization	145,984	93,583
Net (loss) before amortization	(269)	–
Taxation	8,440	(4,986)
Equity accounted results due to purchase accounting	(2,878)	–
Amortization of other intangible assets	(3,184)	–
Realization of deferred taxation	306	–
Dividends received	(44,589)	(4,091)
Foreign currency translation adjustments	39,823	–
Closing balance	1,308,165	837,688

The group recognized Rand 151.3 million (2005: Rand 88.6 million) as its’ share of equity-accounted results in the income statement.
Additional associate disclosure

The following are the combined summarized balance sheets and income statements of the associated companies as per their financial statements:

	March 31
	2006	2005
Balance sheet information	R’000	R’000
Non-current assets	882,808	307,076
Current assets	3,488,656	1,963,300
Total assets	4,371,464	2,270,376

Non-current liabilities	124,503	205,669
Current liabilities	848,425	5,931
Total liabilities	972,928	211,600
Total shareholders’ equity	3,398,536	2,058,776
Total equity and liabilities	4,371,464	2,270,376

Income statement information
Revenue	1,764,681	703,389
Operating profit	495,013	231,470
Net profit	484,477	244,929

The group discontinued the recognition of its share of losses of some associated companies. The accumulated unrecognized portion of the group’s share of losses amounted to Rand 1.3 million at March 31, 2006 (2005: Rand 1.2 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)
The following are entities with more than 50% ownership, which are not consolidated due to immaterial operations:

Name of entity	Effective percentage interest %	Country of incorporation
M-Web Zimbabwe (Proprietary) Limited	70.0	Zimbabwe
Betung Cable (China) Limited	100.0	Hong Kong

The following entities are consolidated due to management control through shareholder agreements even though ownership is less than 50%. These entities would normally be accounted for as associates, but are now consolidated:

Name of entity	Effective percentage interest %	Country of incorporation
MultiChoice Namibia (Proprietary) Limited	49.0	South Africa
Details Nigeria (Proprietary) Limited	49.0	Nigeria
Multichoice Hellas SA	44.9	Greece
Afribooks (Proprietary) Limited	40.0	South Africa
MultiChoice Cyprus Limited	26.4	Cyprus

The following entity has less than 20% ownership, but is classified as an associate as significant influence is established through co-operation agreements, board representation, and the placement of key management:

Name of entity	Effective percentage interest %	Country of incorporation
Beijing Media Corporation Limited	9.9	China

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

8.	INVESTMENT AND LOANS (Continued)	March 31
	Investments and loans	2006	2005
	Loans to related parties	R’000	R’000
	Uppercase Media (Proprietary) Limited	6,733	9,504
	Natal Witness Printing and Publishing Company (Proprietary) Limited	5,000	5,000
	8 Ink Publishing (Proprietary) Limited	6,642	3,629
	KSC Commercial Internet Company Limited	–	4,269
	Shape SA (Proprietary) Limited	1,050	200
	East African Magazines (Proprietary) Limited	2,706	–
	Other	983	2,177
	Total loans to related parties	23,114	24,779

	At fair value through profit & loss investments
	Sanlam Dividend Income Fund	32,029	30,458
	Andreou & Paraskevaides Enterprises Limited	–	7,151
	Other	2	960
	Total at fair value through profit & loss investments	32,031	38,569
	Less: Short term portion	–	(8,111)
	Long term at fair value through profit & loss investments	32,031	30,458

	Available-for-sale investments and loans
	Beijing Media Corporation Limited	–	313,763
	Other	387	1,033
	Long-term available for sale investments and loans	387	314,796

	Originated loans
	Thebe Scitech (Proprietary) Limited	13,000	15,000
	Other	6,331	8,127
	Total originated loans	19,331	23,127

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
9.	PROGRAMME AND FILM RIGHTS	2006	2005
		R’000	R’000

	Cost price
	- programme rights	1,015,155	722,104
	- film rights	504,365	559,702
		1,519,520	1,281,806

	Accumulated amortization
	- programme rights	(518,732)	(296,430)
	- film rights	(233,610)	(218,812)
		(752,342)	(515,242)

	Net book value
	- programme rights	496,423	425,674
	- film rights	270,755	340,890
		767,178	766,564

	Classified on the balance sheet as follows:
	- non-current assets	171,145	47,558
	- current assets	596,033	719,006
		767,178	766,564

10.	DEFERRED TAXATION

	Opening balance	388,634	428,879
	Acquisition of subsidiaries and joint ventures	(5,087)	(49,833)
	Disposal of subsidiaries and joint ventures	(7,677)	(1,280)
	Accounted for in income statement	(29,450)	8,388
	Accounted for against reserves	10,687	2,281
	Foreign currency translation effects	(22,035)	199
	Closing balance	335,072	388,634

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

10.	DEFERRED TAXATION (Continued)
The deferred tax assets and liabilities and movement thereon are attributable to the following items:

	April 1, 2005	Charged to income	Charged to equity	Acquisition of subisidiary and joint venture	Disposal of subsidiary and joint venture	Foreign exchange adjustment	March 31, 2006
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Deferred taxation assets
Property, plant and equipment	51,825	48,896	–	–	1,514	(10,161)	92,074
Intangible assets	13,926	(693)	–	–	278	16,775	30,286
Receivables and current assets	47,875	(8,267)	–	12,485	12,895	(21,585)	43,403
Provisions and other current liabilities	188,196	2,068	–	(11,505)	(182)	52,717	231,294
Programme and film rights	69,555	44,357	–	–	–	(81,343)	32,569
Income received in advance	81,373	20,781	–	–	745	(946)	101,953
Tax losses carried forward	998,597	(210,101)	–	–	(9,011)	(108,691)	670,794
Capitalized finance leases	252,325	(19,575)	–	–	–	(22,276)	210,474
Derivative assets	(21,807)	49,343	–	–	–	–	27,536
Hedging reserve	–	(23)	10,224	–	–	–	10,201
STC credits	93,989	14,862	–	–	–	–	108,851
Other	–	(3,490)	–	–	–	9,250	5,760
	1,775,854	(61,842)	10,224	980	6,239	(166,260)	1,565,195
Valuation allowance	919,133	(49,733)	–	–	1,460	(143,414)	727,446
	856,721	(12,109)	10,224	980	4,779	(22,846)	837,749

Deferred taxation liabilities
Property, plant and equipment	307,944	26,035	–	6,067	–	(6,596)	333,450
Intangible assets	65,431	2,595	–	56	–	(65,398)	2,684
Receivables and current assets	6,891	(8,454)	–	(56)	12,456	64,403	75,240
Provisions and other current liabilities	519	–	–	–	–	–	519
Capitalized finance leases	68,796	(6,198)	–	–	–	(6,014)	56,584
Derivative assets	4,543	16,878	–	–	–	–	21,421
Hedging reserve	1,744	–	(463)	–	–	–	1,281
Programme and film rights	20,403	(10,032)	–	–	–	–	10,371
Other	(8,184)	(3,483)	–	–	–	12,794	1,127
	468,087	17,341	(463)	6,067	12,456	(811)	502,677

Net deferred taxation	388,634	(29,450)	10,687	(5,087)	(7,677)	(22,035)	335,072

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

10.	DEFERRED TAXATION (Continued)

Valuation allowances are created against the net deferred tax assets, when it is probable that the deferred tax assets will not be realized in the near future, due to the timing on available tax loss carry-forwards that arose on these losses. Further valuation allowances have been raised when it is uncertain if future taxable profits will be available to utilize unused tax losses and timing differences:

	South Africa R’000	Rest of Africa R’000	Greece and Cyprus R’000	Thailand R’000	Netherlands R’000	USA R’000	Total R’000
Valuation allowance	362,306	6,470	101,620	33,278	63,876	159,896	727,446

The group has tax loss carry-forwards of approximately Rand 2,313.1 million (2005: Rand 3,345.9 million). A summary of the tax loss carry-forwards at March 31, 2006 by tax jurisdiction and the expected expiry dates are set out below:

	South	Rest of	Greece
	Africa	Africa	and Cyprus	Thailand	Netherlands	USA	Total
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Expires in year one	–	–	30,410	11,565	–	–	41,975
Expires in year two	–	–	67,978	9,265	–	–	77,243
Expires in year three	–	–	22	7,081	–	–	7,103
Expires in year four	–	19,898	33,776	5,356	–	–	59,030
Expires in year five	–	–	9	11	–	–	20
Expires after year five	1,265,101	143,259	–	–	309,606	409,746	2,127,712
	1,265,101	163,157	132,195	33,278	309,606	409,746	2,313,083

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

Deferred tax assets and liabilities are offset when the income tax relates to the same fiscal authority and there is a legal right to offset at settlement. The following amounts are shown in the consolidated balance sheets:

	2006	2005
	R’000	R’000
Classification on balance sheet
Deferred tax assets	837,749	856,721
Deferred tax liabilities	(502,677)	(468,087)
Net deferred tax assets	335,072	388,634

The group charged deferred income tax of Rand 10.7 million (2005: Rand 2.3 million) to equity as a result of changes in the fair value of derivative financial instruments where the forecasted transaction or commitment has not resulted in an asset or liability.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

11.	INVENTORY	March 31

		2006	2005
		R’000	R’000
	Carry value
	Raw materials	157,809	101,126
	Finished products, trading inventory and consumables	302,783	216,244
	Work-in-progress	26,136	17,824
	Decoders, internet and associated components	136,383	170,028
	Gross Inventory	623,111	505,222
	Provision for slow-moving and obsolete inventories	(118,635)	(121,755)
	Net Inventory	504,476	383,467

The total impairment charged to write inventory down to net realizable value in the income statement amounted to Rand 34.2 million (2005: Rand 16.1 million), and reversals of these impairments amounted to Rand 24.8 million (2005: Rand 8.2 million).

12. TRADE RECEIVABLES

Carry value
Trade accounts receivable, gross	1,747,922	1,651,260
Less: provision for impairment of receivables	(211,078)	(238,687)
	1,536,844	1,412,573

Included in trade receivables are Rand 949.5 million at March 31, 2006 (2005: Rand 837.1 million), pre-billed to customers and credit balances, which have been included in deferred income (see note 21). The group has pledged accounts receivable with a carrying value of Rand 2.5 million at March 31, 2006 (2005: Rand 15.8 million) as security against certain term loans and overdrafts with banks.

13.	OTHER RECEIVABLES

	Prepayments and accrued income	237,042	235,060
	Receivables from minority shareholders	8,917	851
	Staff debtors	8,587	9,226
	VAT and related taxes receivable	28,821	30,808
	Other receivables	216,360	134,302
		499,727	410,247

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14. RELATED PARTY TRANSACTIONS AND BALANCES

The group entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. Transactions that are eliminated on consolidation are not included. The transactions and balances with related parties are summarized below:

		March 31
		2006	2005
		R’000	R’000
Sale of goods and services to related parties	Notes
Electronic Media Network Limited	[a]	50,431	43,212
Supersport International Holdings Limited	[a]	3,490	15,673
Myriad International Programming Services BV	[a]	–	2,615
United Broadcasting Corporation Public Company Limited	[a]	159	6,361
Jane Raphaely & Associates (Proprietary) Limited	[b]	13,405	10,252
New Media Publishers (Proprietary) Limited	[b]	39,702	32,885
East African Magazines (Proprietary) Limited	[b]	204	1,016
8 Ink (Proprietary) Limited	[b]	4,939	2,455
Capital Media (Proprietary) Limited	[b]	1,822	2,183
Rodale & Touchline Publishers (Proprietary) Limited	[b]	11,336	12,214
Shape (Proprietary) Limited	[b]	3,956	4,854
Uppercase Media (Proprietary) Limited	[b]	17,120	10,244
CTP Limited	[b]	13,334	–
Associated Magazines (Proprietary) Limited	[b]	1,722	–
		161,620	143,964

Notes:

[a] Sale of goods and services to M-Net, Supersport, United Broadcasting Corporation Public Company Limited and Myriad International Programming Services BV.
[b] Media 24 Limited receives revenue from a number of its related parties mainly for the printing and distribution of magazines and newspapers.

Purchase of goods and services
Electronic Media Network Limited and Supersport International
Holdings Limited	[a]	2,182,677	1,909,895
CTP Limited	[b]	12,897	–
New Media Publishers (Proprietary) Limited	[b]	5,513	4,292
Natal Witness Printing and Publishing Company (Propietary)
Limited	[b]	4,672	1,365
		2,205,759	1,915,552

Notes:
[a]	Channel and programming rights purchased by MultiChoice Africa (Proprietary) Limited.
[b]	Media 24 Limited purchases goods and services from a number of its related parties mainly for the printing and distribution of magazines and newspapers.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Other transactions with related parties

Tencent Holdings Limited (“Tencent”)
The group entered into a number of intellectual property and know-how licensing agreements with Tencent. On June 27, 2002, Tencent granted a sole and exclusive license to a group company to use, and to authorize its affiliates (“the operators”) which carry on business in sub-Saharan Africa (including South Africa), Indonesia, Thailand, Greece and Cyprus to use certain proprietary intellectual property and know-how of Tencent for a license fee computed at 40% of gross revenue derived by the operators by using this proprietary information. The agreement is for a term of 15 years and expires in 2017.

MultiChoice Nigeria Limited (MCN)
The group has a loan of Rand 39.0 million (2005: Rand 35.6 million) with MCN’s minority shareholder which bears interest at 10.22%. An impairment charge of Rand 30.9 million was raised during the year against the outstanding balance as this was not deemed recoverable. The remaining balance of Rand 8.1 million is due by March 31, 2007.

MultiChoice Ghana Limited (MGL)
An advance of US$0.4 million was made during the 2004 financial year to a minority shareholder in MGL. The MGL minority shareholders’ loan bears interest at 1% above LIBOR and is secured by a pledge of shares in MGL. There was no outstanding balance on this advance at March 31, 2006.

Antenna TV (Antenna)
In prior years, NetMed NV entered into agreements with Antenna for the purchase of a 5% interest (plus a 10% option) in NetMed NV and for the right to distribute three Antenna channels. In October 2001, Antenna concluded the transaction for the acquisition of 5% of the shares in NetMed NV for a consideration of approximately Rand 94.7 million (US$12 million). Two channels were aired in the current year. On January 2, 2006, Antenna exercised a put option to sell the above stake to Myriad International Holdings BV at a price equal to the fair value of each share. At March 31, 2006, the valuation process in respect of determining the fair value of each share, was still in progress.

Electronic Media Network Limited (M-Net)
M-Net reduced its capital by paying a total of Rand 84.3 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in M-Net.

SuperSport International Holdings Limited (SuperSport)
SuperSport reduced its capital by paying a total of Rand 62.4 million to its shareholders in March 2006. The group participated in this transaction to the extent of its shareholding in SuperSport.

M-Net and SuperSport ceded forward exchange contracts (FEC’s) totaling US$49.9 million on March 31, 2003 at no consideration to the group. The FEC’s ceded are at an average rate of Rand 12.16 and matured between November 28, 2003 and March 31, 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
14.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)	2006	2005
		R’000	R’000

	The balances of advances, deposits, receivables and payables between
	the group and related parties are as follows:

	Receivables
	Electronic Media Network Limited	2,176	2,477
	SuperSport International Holdings Limited	1,301	–
	United Broadcasting Corporation Public Company Limited	–	7,432
	KSC Commercial Internet Company Limited	–	2,082
	Capital Media (Proprietary) Limited	–	487
	Jane Raphaely & Associates (Proprietary) Limited	2,381	1,984
	New Media Publishers (Proprietary) Limited	8,096	6,315
	Rodale & Touchline Publishers (Proprietary) Limited	3,246	2,554
	Shape (Proprietary) Limited	965	728
	East African Magazines (Proprietary) Limited	–	2,008
	Associated Magazines (Proprietary) Limited	1,517	2,056
	Minority shareholder loans	–	37,555
	Other related parties	157	1,233
		19,839	66,911

	Payables
	Electronic Media Network Limited	84,270	72,613
	SuperSport International Holdings Limited	3,476	2,934
	Alibiprops 12 (Proprietary) Limited	586	3,673
	Natal Witness Printing and Publishing Company (Propietary) Limited	7,925	–
	Jane Raphaely & Associates (Proprietary) Limited	1,238	1,043
	Rodale & Touchline Publishers (Proprietary) Limited	–	1,241
	Multichoice Eastern Cape (Proprietary) Limited (Transkei)	–	1,358
	Uppercase Media (Proprietary) Limited	2,544	–
	CTP Limited	1,857	–
	New Media Publishers (Proprietary) Limited	1,709	–
	Other related parties	833	3,532
		104,438	86,394

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
14.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)
		March 31
		2006	2005
		R’000	R’000

	Directors’ emoluments

	Executive directors:
	Remuneration for other services paid by subsidiary companies	314	4,023

	Non-executive directors:
	Fees for services as directors	3,082	2,805
	Fees for services as directors of subsidiary companies	2,030	2,120
		5,426	8,948

No director has a notice period of more than one year.

No director’s service contract includes pre-determined compensation as a result of termination that would exceed one year’s salary and benefits.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)
Directors’ emoluments (continued)
The individual directors received the following remuneration and emoluments during the current financial year:

Executive directors			Salary R’000	Bonuses and performance related fees R’000	Pension Contributions R’000	Total R’000

2006
JP Bekker			–	–	–	–
SJZ Pacak			1,957	2,200	196	4,353
			1,957	2,200	196	4,353
2005
JP Bekker			–	–	–	–
SJZ Pacak			1,846	2,000	177	4,023
			1,846	2,000	177	4,023

Non-executive directors	Directors’ fees R’000	Committee[1] and trustee[2] fees R’000	Total 2006 R’000	Directors’ fees R’000	Committee[1] and trustee[2] fees R’000	Total 2005 R’000

T Vosloo[3,4,5]	1,863	–	1,863	1,788	–	1,788
JJM van Zyl[3,4,5]	535	460	995	629	355	984
E Botha[4]	157	–	157	265	–	265
LN Jonker	175	–	175	130	–	130
NP van Heerden	175	–	175	130	105	235
BJ van der Ross	175	4	179	130	39	169
GJ Gerwel[3,4,6]	435	60	495	570	51	621
HSS Willemse	175	3	178	130	3	133
F du Plessis	175	220	395	140	155	295
FTM Phaswana	175	–	175	130	–	130
RCC Jafta	175	150	325	140	35	175
	4,215	897	5,112	4,182	743	4,925

Notes on non-executive directors’ remuneration
Note 1:	Committee fees include fees for the attendance of the audit committee, the human resources committee, the budget committee and the executive committee meetings of the board.

Note 2:	Trustee fees include fees for the attendance of the various retirement fund trustee meetings of the group’s retirement funds, as well as for the attendance of Welkom trustee meetings.

Note 3:	Directors fees include fees for services as directors of Media24 Limited.
Note 4:	Directors fees includes fees for services as directors of Via Afrika Limited.
Note 5:	Directors fees includes fees for services as directors of MIH Holdings Limited and MIH BV.
Note 6:	Directors fees include fees for services as directors of Educor Holdings Limited.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.     RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interests in scheme shares of the Naspers Share Incentive Scheme

The executive directors of Naspers are allowed to participate in the Naspers Share Incentive Scheme. Details in respect of their participation in scheme shares not yet released are as follows:

	Purchase	Number of	Purchase	Release
Name	date	N - shares	price	period

JP Bekker ¹	01/10/2002	1,634,941	R22,39 -	01/10/2006 -
			R24,50	01/10/2007
	17/12/2002	1,490,854	R29,09 -	17/12/2006 -
			R31,54	17/12/2007

SJZ Pacak	02/01/2003	333,334	R23,50	02/01/2007 -
				02/01/2008
	09/09/2004	100,000	R50.00	09/09/2007 -
				09/09/2009

1.	The managing director of Naspers has allocations, as indicated above, in the share incentive scheme, in terms of which Naspers Class N ordinary shares can be acquired at certain prices, with vesting of three tranches taking place over periods of five years. The purchase prices relating to the allocations were set at the middle market price of the shares on the purchase date, but increased by anticipated inflation over the course of the vesting periods of three, four and five years respectively for each of the tranches. Inflation expectations were calculated by the Bureau for Economic Research of the University of Stellenbosch. The managing director does not earn any remuneration from the group, in particular no salary, bonus, car scheme, medical or pension contributions of any nature whatever are payable. The managing director’s contract is for a five-year period starting on October 1, 2002. No compensation will apply to termination.

On July 22, 2005, 50,000 released Naspers N ordinary shares were sold by SJZ Pacak upon payment of the amount of an average price of Rand 21.22 per share (the original average offer prices based on the listed market prices of Naspers Limited N ordinary shares on the dates of the offers) due to the Naspers Share Incentive Trust, at an average selling price of Rand 92.12 per Naspers N ordinary share.

On July 29, 2005, 50 000 released Naspers N ordinary shares were sold by SJZ Pacak upon payment of the amount of an average price of Rand 21.22 per share (the original average offer price based on the listed market price of Naspers Limited N ordinary shares on the dates of the offer) due to the Naspers Share Incentive Trust, at an average selling price of Rand 97.07 per Naspers N ordinary share.

Directors’ interest in MIH Holdings Share Incentive Scheme

Historically SJZ Pacak has been a participant under the MIH Holdings Share Incentive Scheme. In December 2002, Naspers Limited acquired all the MIH Holdings ordinary shares held by the MIH Holdings Share Trust in exchange for Naspers Class N ordinary shares. Participants exchanged their rights to MIH Holdings shares for Naspers Class N ordinary shares. On July 22, 2005, 44,444 Naspers N ordinary shares were delivered to SJZ Pacak upon payment of the amount of an average price of Rand 13.64 per share and, on the same day, 5,333 Naspers N ordinary shares were delivered to SJZ Pacak upon payment of the amount of an average price of Rand 20.05 per share (the original average offer prices based on the listed market prices of MIH Holdings Limited shares on the dates of the offers) due to the MIH Holdings Share Trust. The closing price of a Naspers N ordinary share on July 22, 2005 was Rand 92.35. SJZ Pacak still owns these shares. At March 31, 2006, a total of 66,531 (2005: 116,308) Naspers N ordinary shares have been allocated to SJZ Pacak with vesting periods until February 18, 2007.

Directors’ interest in SuperSport Share Incentive Scheme

Historically SJZ Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003, SuperSport completed a capital reduction, in terms of which Naspers Class N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2,119 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

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
(CONTINUED)

14.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Directors’ interest in M-Net Share Incentive Scheme

Historically SJZ Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004, Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers Class N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers Class N ordinary shares. A total of 5,805 Naspers Class N ordinary shares have been allocated to SJZ Pacak with vesting periods until August 26, 2004.

Directors’ interests in Naspers shares

The directors of Naspers had the following interest in Naspers A ordinary shares as at March 31, 2006:

		March 31, 2006				March 31, 2005
		Naspers A ordinary shares				Naspers A ordinary shares
	Beneficial		Non-beneficial		Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect	Direct	Indirect	Direct	Indirect

JJM van Zyl	745	–	–	–	745	–	–	–

On January 25, 2006, an agreement was reached in terms of which Sanlam Limited sold 168,605 Naspers Beleggings Limited ordinary shares, 16,860,500 Keeromstraat 30 Beleggings Limited ordinary shares and 133,350 Naspers ‘A’ shares into a new entity, Wheatfields 221 (Proprietary) Limited (Wheatfields). Sanlam owns 50% of Wheatfields, while Mr JP Bekker acquired an indirect 25% interest in Wheatfields.

No other director of Naspers had any interest in Naspers A ordinary shares at March 31, 2006 or March 31, 2005.

The directors of Naspers had the following interest in Naspers N ordinary shares as at 31 March:
	March 31, 2006				March 31, 2005
	Naspers N ordinary shares				Naspers N ordinary shares
	Beneficial		Non-beneficial		Beneficial		Non-beneficial
Name	Direct	Indirect	Direct	Indirect	Direct	Indirect	Direct	Indirect

T Vosloo	25,000	250,000	–	–	25,000	300,000	–	–
JP Bekker	–	–	–	4,917,316	314,754	–	–	3,532,756
SJZ Pacak	94,510	291,267	–	122,707	44,733	262,078	–	135,007
JJM van Zyl	50,361	173,793	–	–	50,361	173,793	–	–
E Botha	–	–	–	–	15,332	–	–	–
LN Jonker	1,000	–	–	67,000	1,000	–	–	67,000
NP van Heerden	–	1,300	–	–	–	–	–	2,300
BJ van der Ross	–	–	–	–	–	–	–	–
GJ Gerwel	–	–	–	–	–	–	–	–
HSS Willemse	–	–	–	–	–	–	–	–
F du Plessis	–	–	–	500	–	–	–	500
FTM Phaswana	630	–	–	–	630	–	–	–
RCC Jafta	–	–	–	–	–	–	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

14.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Key management remuneration and participation in share-based incentive plans

Comparatives have not been restated to account for the change in the composition of key management.

The total of executive directors’ and key management emoluments amounted to Rand 97.2 million (2005: Rand 76.1 million); comprising short-term employee benefits of Rand 65.4 million (2005: Rand 50.5 million), post-employment benefits of Rand 5.4 million (2005: Rand 5.4 million), and share-based payment charge of Rand 26.4 million (2005: Rand 20.2 million). The aggregate number of share options granted to the executive directors and key management during the 2006 financial year and the number of shares allocated to the executive directors and key management at March 31, 2006 respectively are:

For shares listed on a recognised stock exchange as follows: 794,678 (2005: 559,652) Naspers Limited Class N ordinary shares were allocated during the 2006 financial year and an aggregate of 13,200,771 (2005: 15,256,032) Class N ordinary shares were allocated as at March 31, 2006.

For shares in unlisted companies as follows: 17,238 (2005: 45,399) Media24 Limited ordinary shares were allocated during 2006 and an aggregate of 487,977 (2005: 635,039) ordinary shares were allocated as at March 31, 2006; nil (2005: 192,780) Via Afrika Limited ordinary shares were allocated during 2006 and 243,840 (2005: 192 780 ) ordinary shares were allocated as at March 31, 2006; 50,000 (2005: 150,000) Irdeto Access BV ordinary shares were allocated during 2006 and an aggregate of 207,500 (2005: 157,500) ordinary shares were allocated as at March 31, 2006; nil (2005: 45,000) Paarl Media Holdings (Proprietary) Limited ordinary shares were allocated during 2006 and 185,000 (2005: 185,000) ordinary shares were allocated as at March 31, 2006; 18,250 (2005: 5,000) MIH QQ (BVI) Limited ordinary shares were allocated during 2006 and an aggregate of 32,625 (2005: 20,000) shares were allocated as at March 31, 2006; nil (2005: 2,080,000) Entriq (Mauritius) Limited shares were allocated during 2006 and an aggregate of 2,200,000 (2005: 2,200,000) shares were allocated as at March 31, 2006.

During the year, three share appreciation rights plans (SARs) were introduced. The number of SARs allocated to the executive directors and key management at March 31, 2006 are: 1,182,923 Media24 SARs; 928,213 MCA SARs; and 1,793,890 M-Net/SS SARs.

These shares and SARs were granted on the same terms and conditions as those offered to employees of the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
15.	SHARE CAPITAL AND PREMIUM	2006	2005
		R’000	R’000
	Authorized
	1,250,000 Class A ordinary shares of R20 each	25,000	25,000
	500,000,000 Class N ordinary shares of 2c each	10,000	10,000
		35,000	35,000
	Issued
	712,131 Class A ordinary shares of R20 each (2005: 712,131)	14,243	14,243
	315,113,700 Class N ordinary shares of 2c each (2005: 314,548,700)	6,302	6,291
		20,545	20,534
	Share premium	6,278,880	6,173,258
		6,299,425	6,193,792
	Less: 24,558,886 Class N ordinary shares held as treasury shares
	(2005: 31,959,017 Class N ordinary shares)	(738,105)	(802,641)
		5,561,320	5,391,151

Treasury shares

The group holds a total of 24,558,886 Class N ordinary shares (2005: 31,959,017), or 7.8% of the gross number in issue (2005: 10,2%) at March 31, 2006 as treasury shares. Equity compensation plans hold 19,849,615 of the Class N ordinary shares (2005: 27,249,746) and the remaining 4,709,271 Class N ordinary shares (2005: 4,709,271) are held by various group companies.

Voting and dividend rights

The Class A ordinary shareholders are entitled to 1,000 votes per share and may receive nominal dividends as determined from time to time by the board of directors, but always limited to one fifth of the dividend to which Class N ordinary shareholders are entitled. The Class A ordinary shareholders do not have a right to receive a dividend when dividends are declared to Class N ordinary shareholders, although a dividend to Class A ordinary shareholders could be proposed by the Board. In respect of all other rights, the Class A ordinary shares rank pari passu with the Class N ordinary shares of the company.

Naspers Beleggings Limited holds 350,000 Class A ordinary shares (2005: 350,000) and Keeromstraat 30 Beleggings Limited holds 219,344 Class A ordinary shares (2005: 219,344) of the total 712,131 Class A ordinary shares in issue at the year-end. As a result of the voting rights attached to these shares, the companies have significant influence over the group.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

15.	SHARE CAPITAL AND PREMIUM (continued)

Unissued share capital

The directors of the company have unrestricted authority until after the following annual general meeting to allot and issue the unissued 537,869 Class A ordinary shares and 184,886,300 Class N ordinary shares in the company, subject to the provisions of section 221 of the Companies Act, 1973, and the JSE Listing Requirements.

Share Incentive Plans holding Naspers Class N ordinary shares

Directors may, from time to time, instruct the trustees of the Naspers Limited Share Incentive Trust to offer employees options and / or contracts relating to such number of Class N ordinary shares in the company which in total, together with the shares already in the existing scheme, shall not exceed 11% of the company’s issued shares. With the acquisition of the minority interests in MIH Holdings Limited and MIH Limited in December 2002, the MIH Holdings Share Incentive Plan and the MIH (BVI) Plan received Naspers N ordinary shares. The SuperSport Share Incentive Plan received Naspers Class N ordinary shares in February 2003 from the distribution of Naspers Class N ordinary shares by SuperSport as part of a capital reduction exercise. The SuperSport Share Incentive Plan and the M-Net Share Incentive Plan received Naspers Class N ordinary shares in April 2004 from the acquisition of the minority interests in Electronic Media Network Limited and SuperSport International Holdings Limited by Naspers. Aggregate information on Naspers Class N ordinary shares held by the Naspers, MIH Holdings, MIH (BVI), M-Net and SuperSport plans are as follows:

	N shares	N shares
Movement in Class N ordinary shares in issue during the year
Shares in issue at April 1	314,548,700	296,816,639
Shares issued to acquire M-Net/SuperSport shares from minority shareholders	–	17,532,061
Shares issued to Share Incentive Trusts	565,000	200,000
Shares in issue at March 31	315,113,700	314,548,700

Movement in Class N ordinary shares held as treasury shares during the year
Shares held as treasury shares at April 1	31,959,017	35,197,406
Shares acquired by M-Net and SuperSport equity compensation plans	–	1,089,686
Shares issued to Share Incentive Trusts	565,000	200,000
Shares acquired by entities in the group	–	86,573
Shares sold in open market	(486,972)	–
Shares acquired by participants from equity compensation plans	(7,478,159)	(4,614,648)
Shares held as treasury shares at March 31	24,558,886	31,959,017

Net number of shares in issue at March 31	290,554,814	282,589,683

	March 31
	2006	2005
	R’000	R’000
Share premium
Balance at April 1	6,173,258	5,412,628
Share premium on share issues	69,766	762,574
Share issue expenses	(53)	(1,944)
On vesting of shares - transfer to share premium	35,909	-
Balance at March 31	6,278,880	6,173,258

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

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
		March 31
16.	OTHER RESERVES	2006	2005
		R’000	R’000
	Other reserves on the balance sheet comprise:
	Fair value reserve	173	23,796
	Hedging reserve	(20,193)	(18,920)
	Foreign currency translation reserve	12,807	(5,416)
	Other reserves	(3,500,675)	(2,473,525)
	Share-based compensation reserve	191,182	56,374
		(3,316,706)	(2,417,691)

The fair value reserve relates to unrealized profits and losses arising from changes in the fair value of investments classified as available-for-sale.

The hedging reserve relates to the changes in the fair value of derivative financial instruments that hedges forecasted transactions or the foreign currency part or firm commitments. The changes in fair value are recorded in the hedging reserve until the forecasted transaction or firm commitment results in the recognition of an asset or liability, when such deferred gains or losses are then included in the initial measurement of the asset or liability.

The foreign currency translation reserve relates to exchange differences arising from the translation of foreign subsidiaries’ and joint ventures’ income statements at average exchange rates for the year and their balance sheets at the ruling exchange rates at the balance sheet date if the functional currency differs.

The other reserves are used to account for transactions with minority shareholders in terms of the economic entity model, whereby the excess of the cost of the transactions over the acquirer’s interest in previously recognized assets and liabilities is allocated to this reserve in equity.

The fair value of options issued to employees is accounted for in the share-based compensation reserve over the vesting period. The reserve is adjusted when the entity revises its estimates of the number of share options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to this reserve in equity for equity-settled plans.

17.    RETAINED EARNINGS

Any future dividends declared from the distributable reserves of the company or its subsidiaries, which are not wholly-owned subsidiaries of the company and are incorporated in South Africa, may be subject to secondary taxation on companies (“STC”) at a rate of 12.5% of the dividends declared. Dividends received by group companies during their various dividend cycles can be carried forward as unutilized STC credits. These STC credits can then be utilized to reduce any STC payable on future dividends declared by group companies. The group’s total unutilized STC credits at March 31, 2006 amounted to Rand 870,8 million (2005: Rand 751.9 million). The group has no unutilized STC credits at March 31, 2006 (2005: Rand 243.3 million) on which deferred tax assets have not been raised , due to uncertainties relating to the utilization of these credits.

The board of directors has proposed that a dividend of 120 cents (2005: 70 cents) per N ordinary share and 24 cents (2005: 14 cents) per A ordinary share be paid to shareholders on September 11, 2006. If approved by the shareholders of the company at its annual general meeting, the company will pay a total dividend of Rand 378.3 million based on the number of shares in issue at March 31, 2006. The company has enough STC credits carried-forward to cover such a dividend. The utilization of these STC credits will however lead to the realization of a deferred tax asset of Rand 47.3 million that will be charged to the income statement during the 2007 financial year.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

18.	POST-RETIREMENT LIABILITIES

18.1 Medical liability

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

Media24 Limited and Via Afrika Limited entered into agreements during the year ended March 31, 2004 with certain employees to terminate their future participation in the post-retirement medical aid benefits plan, in exchange for certain future contributions to endowment policies for these employees. At March 31, 2006 the group had a liability of Rand 17.9 million (2005: Rand 21.6 million) relating to these future contributions to be made in a further three installments over the next three years.

	March 31
Post-retirement medical liability:	2006	2005
	R’000	R’000

Opening balance	161,298	171,070
Additional provisions charged to income statement	20,689	3,894
Provisions reversed to income statement	(3,019)	(693)
Provisions credited/charged to other accounts	-	(6,661)
Provisions utilized	(12,953)	(6,256)
Partial disposal of interest in joint venture	(4,026)	-
Foreign currency translation effect	(360)	(56)
	161,629	161,298
Less: Short-term portion	(8,164)	-
Closing balance	153,465	161,298

The principal actuarial assumptions used for accounting purposes were:
Health care cost inflation	6.5%	7.0%
Discount rate	7.5%	8.5%
Continuation at retirement	100%	100%
Average retirement age	60	60

18.2 Pension and provident benefits

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

An amount of Rand 178.7 million (2005: Rand 172.8 million) was recognized as an expense in relation to the group’s retirement funds.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
19.	LONG-TERM LIABILITIES	2006	2005
		R’000	R’000

	Interest-bearing: Capitalized finance leases	1,443,636	1,723,656
	Total liabilities	1,731,711	1,983,108
	Less: current portion	(288,075)	(259,452)

	Interest-bearing: Concession liabilities	–	15,489
	Total liabilities	–	15,559
	Less: current portion	–	(70)

	Interest-bearing: Loans and other	722,006	423,160
	Total liabilities	1,053,326	636,199
	Less: current portion	(331,320)	(213,039)

	Non-interest-bearing: Programme and film rights	149,971	53,925
	Total liabilities	636,827	458,575
	Less: current portion	(486,856)	(404,650)

	Non-interest-bearing: Loans and other	39,948	59,418
	Total liabilities	633,239	99,723
	Less: current portion	(593,291)	(40,305)
	Net long-term liabilities	2,355,561	2,275,648

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.	LONG-TERM LIABILITIES (continued)

	Interest-bearing: Capitalized finance leases
			Year of
			final	Year-end	2006	2005
	Type of lease	Currency	repayment	interest rate	R’000	R’000
	Land and buildings	ZAR	2010	14.0%	14,262	15,869
		ZAR	2007	21.5%	26,925	35,795
		ZAR	2012	17.0%	52,808	53,133
		ZAR	2023	10.5%	123,742	119,503
					217,737	224,300

	Manufacturing equipment	ZAR	2007	10.0%	–	2,462
		ZAR	2008	10.0%	–	2,991
		ZAR	2010	10.9%	1,714	–
					1,714	5,453
	Transmission equipment and satellites	EUR	various	5.0%	68	6,637
		THB	various	various	–	1,781
		USD	2012	8.2%	537,287	613,738
		EUR	2013	9.0%	268,754	322,660
		EUR	2013	4.0%	59,153	72,071
		USD	2013	4.0%	219,873	249,753
		EUR	2011	4.0%	94,385	117,696
		EUR	2010	10.0%	274,542	296,212
		USD	2012	6.5%	53,864	67,958
					1,507,926	1,748,506
	Vehicles, computers and office equipment	ZAR	various	10.5%	3,040	3,567
		ZAR	various	various	1,294	1,282
					4,334	4,849

	Total capitalized finance leases				1,731,711	1,983,108

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.	LONG-TERM LIABILITIES (continued)

	Interest-bearing: Capitalized finance leases (continued)	2006	2005
		R’000	R’000
	Minimum installments
	Payable within year one	407,545	415,457
	Payable within year two	383,943	415,419
	Payable within year three	373,141	386,239
	Payable within year four	323,619	375,127
	Payable within year five	271,344	324,355
	Payable after year five	567,699	847,897
		2,327,291	2,764,494
	Future finance costs on finance leases	(595,580)	(781,386)
	Present value of finance lease liabilities	1,731,711	1,983,108

	Present value
	Payable within year one	288,075	259,452
	Payable within year two	288,945	277,245
	Payable within year three	301,468	273,935
	Payable within year four	273,757	287,294
	Payable within year five	240,527	256,931
	Payable after year five	338,939	628,251
	Present value of finance lease liabilities	1,731,711	1,983,108

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.	LONG-TERM LIABILITIES (continued)

	Interest-bearing: Concession liabilities
			Year of final	Year-end	2006	2005
	Type of concession liability	Currency	repayment	interest rate	R’000	R’000
	Licence concession liability	THB	2014	13.0%	–	6,546
	Licence concession liability	THB	2019	13.0%	–	9,013
					–	15,559

Concession obligations pertain to United Broadcasting Corporation which was disposed of during the year ended March 31, 2006.

	Asset		Year of final	Year-end	2006	2005
Loan	secured	Currency	repayment	interest rate	R’000	R’000
Secured
Term loan: Investec Bank Limited	Investments	ZAR	2008	9.0%	400,098	300,000
Term loan: ABSA Bank Limited	Investments	USD	2011	6.9%	309,208	–
Term loan: Nedbank Limited	Receivables	ZAR	2006	15.5%	–	244,382
Installment sale: Wesbank Limited	Machinery	ZAR	2010	11.0%	446	9,242
Hire purchase: Nedbank Limited	Vehicles	ZAR	2008	9.5%	35	–
Bond finance: Nedbank Limited	Land	ZAR	2012	9.4%	5,990	–
Loan from minority shareholders	Land	ZAR	2012	12.9%	–	6,699

Unsecured
Term loan: FirstRand Bank Limited		ZAR	2006	10.2%	–	68,768
Term loan: CommerzBank and Futuregrowth		ZAR	2007	10.5%	35,143	77,931
Term loan: ABSA Bank Limited		ZAR	2009	15.6%	195,295	183,200
Term loan: Nedbank Limited		ZAR	2012	14.7%	43,279	42,194
Term loan: Rand Merchant Bank, Commerz Bank and		ZAR	2009	8.9%	196,844	–
Standard Bank
Term loan: Bangkok Bank plc		THB	2008	4.8%	–	2,834
Loan: Afrinacol Investment Limited		ZAR	None	11.0%	7,314	7,314
Other loans		various	various	various	1,226	1,751
Loans from minority shareholders		ZAR	various	various	23,184	26,782
Preference share investments		ZAR	2012	14.7%	(16,532)	(28,068)
Right to subscription shares		ZAR	various	various	(148,204)	(306,830)
					1,053,326	636,199

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

19.		LONG-TERM LIABILITIES (continued)

	Non-interest bearing: Programme and film rights
				Year of final	2006	2005
	Liabilities		Currency	repayment	R’000	R’000
	Unsecured
	Programme and film rights liabilities		EUR	2009	302,403	214,633
			USD	Various	334,424	243,942
					636,827	458,575

	Non-interest-bearing: Loans and other
				Final	2006	2005
	Loans and liabilities		Currency	repayment	R’000	R’000
	Gordon Sports Properties		ZAR	2013	683	783
	Tiscali International BV		ZAR	2006	–	40,114
	Customer deposit		THB	–	–	36,909
	Service Leaving Indemnity		EUR	–	10,398	9,272
	Loans from minority shareholders		various	various	29,068	12,645
	NetMed shareholders’ liability		EUR	–	593,090	–
					633,239	99,723

	Total long-term liabilities

	Repayment terms of long-term liabilities (excluding capitalised finance leases)
	-	payable within year one			1,411,467	657,994
	-	payable within year two			420,036	255,390
	-	payable within year three			233,344	104,413
	-	payable within year four			89,200	71,111
	-	payable within year five			89,261	1,299
	-	payable after year five			80,084	119,849
					2,323,392	1,210,056
	Interest rate profile of long-term liabilities (Long- and short-term portion, including capitalised finance leases)
	- Loans at fixed rates: 1 - 12 months				211,811	132,656
	- Loans at fixed rates: more than 12 months				1,837,197	2,081,435
	- Interest free loans				1,270,066	558,298
	- Loans linked to variable rates				736,029	420,775
					4,055,103	3,193,164

In accordance with IFRS 1, Naspers elected not to restate its comparative information for the year ended March 31, 2006 in terms of IAS 39 and IAS 32. Information for the year ended March 31, 2005 is therefore prepared based on AC 133 Financial Instruments: Recognition and Measurement (Revised September 2002) and AC 125 Financial Instruments: Disclosure and Presentation (Issued August 1997) (“AC 125”) as applicable under SA GAAP. The effective date for the application of IAS 32 and IAS 39 for the group is April 1, 2005 and the group therefore applied these standards in accounting for financial instruments for the year ended March 31, 2006.

IAS 32 provides additional guidance on the classification of derivatives based on an entity’s own shares. The standard specifies that where an issuer has an obligation to purchase its own shares for cash or another financial asset, this will result in the recognition of a liability for the amount that the issuer is obliged to pay. In the application of AC 125 under SA GAAP, the raising of such a liability was not required.

On application of IAS 32 in the current year, put options as described above were identified at subsidiary entities within the group. As required by IFRS 1, the resulting liabilities were recognized at their fair value on April 1, 2005 directly in equity. Corresponding adjustments were made to long-term derivatives (Rand 203 million) and the current portion of non-interest bearing long-term liabilities (Rand 593 million), respectively. The movement in the fair value for the year ended March 31, 2006 is reflected in the income statement in “other (losses) / gains – net” (refer to note 25).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

20. PROVISIONS

The following account balances have been determined based on management’s estimates and assumptions:

	April 1, 2005 R’000	Additional provisions raised R’000	Unutilized provisions reversed to income R’000	Credited/ charged to other accounts R’000	Provisions utilized R’000	Foreign currency translation R’000	March 31, 2006 R’000	Less short-term portion R’000	Long-term portion R’000
Group
Warranties	3,889	–	(247)	–	(626)	(13)	3,003	(3,003)	–
Pending litigation	25,862	7,622	(8,107)	1,683	(2,429)	(83)	24,548	(16,337)	8,211
Discontinued operations	4,267	–	–	–	(4,267)	–	–	–	–
Reorganization	808	–	–	–	(808)	–	–	–	–
Onerous contracts	27,016	2,224	(11,257)	(1,494)	(4,158)	(891)	11,440	(6,640)	4,800
Ad valorem duties	23,100	–	–	–	–	–	23,100	–	23,100
Redundancy	583	–	–	–	(577)	(6)	–	–	–
Contract dispute	9,316		–	(9,921)	–	605	–	–	–
Decommissioning costs	2,556	1,058	–	–	–	(66)	3,548	–	3,548
Other	1,675	–	–	–	–	735	2,410	(2,410)	–

	99,072	10,904	(19,611)	(9,732)	(12,865)	281	68,049	(28,390)	39,659

	April 1, 2004	Additional provisions raised	Unutilized provisions reversed to income	Provisions utilized	Foreign currency translation	March 31, 2005	Less short-term portion	Long-term portion
	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Group
Warranties	3,891	247	–	(188)	(61)	3,889	(3,889)	–
Pending litigation	22,341	9,163	(4,065)	(1,445)	(132)	25,862	(21,830)	4,032
Discontinued operations	20,786	–	–	(16,519)	–	4,267	(4,267)	–
Reorganization	871	808	–	(871)	–	808	(808)	–
Onerous contracts	14,514	14,868	–	(2,141)	(225)	27,016	(18,222)	8,794
Ad valorem duties	23,100	–	–	–	–	23,100	(23,100)	–
Redundancy	592	9	–	–	(18)	583	(583)	–
Contract dispute	9,465	–	–	–	(149)	9,316	(9,316)	–
Decommissioning costs	2,415	–	–	–	141	2,556	–	2,556
Other	4,990	–	(3,315)	–	–	1,675	–	1,675

	102,965	25,095	(7,380)	(21,164)	(444)	99,072	(82,015)	17,057

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

20.	PROVISIONS (continued)

Further details describing the provisions at March 31, 2006 are included below:

Irdeto provides a 12 month warranty on all hardware provided.

The group is currently involved in various litigation matters. The litigation provision has been made based on legal counsel and management’s estimates of costs and claims relating to these actions (refer note 22).

The provision for onerous contracts relates to obligations that the group has in terms of lease agreements, but the premises have been vacated. The group is liable for the rent under these contracts. The obligation will be settled over the remaining lease periods until 2010.

The provision of Ad Valorem relates to an investigation by tax authorities in to the value ascribed to digital satellite decoders purchased for onward sale to major retailers. The provision was raised for the payment of these duties.

The provision for decommissioning relates to the estimated costs of decommissioning rented buildings. The lease agreements require that we return the rented buildings in the original state.

Other provisions relate to various liabilities of the group with uncertain timings and amounts.

21.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	March 31
		2006	2005
		R’000	R’000

	Deferred income	949,503	837,100
	Accrued expenses	1,052,584	1,106,737
	Amounts owing in respect of investments acquired	44,370	55,674
	Taxes and social security	245,742	199,595
	Bonus provision	142,488	59,813
	Provision for leave	110,235	83,192
	Other personnel provisions	41,749	27,514
	Cash-settled share-based payment liability (short-term)	23,191	107,030
	Other current liabilities	304,346	315,926
		2,914,208	2,792,581

22.	COMMITMENTS AND CONTINGENCIES

The group is subject to contingencies, which occur in the normal course of business including legal proceedings, and claims that cover a wide range of matters. These contingencies include contract and employment claims, product liability and warranty. None of these claims are expected to result in a material gain or loss to the group.

(a) Capital expenditure

Commitments in respect of contracts placed for capital expenditure at March 31, 2006 amounted to Rand 445.4 million (2005: Rand 446.5 million).

(b) Programme and film rights

At March 31, 2006 the group had entered into contracts for the purchase of programme and film rights. The group’s commitments in respect of these contracts amounted to Rand 1,425.9 million (2005: Rand 1,483.1 million).

(c) Set-top boxes

At March 31, 2006 the group had entered into contracts for the purchase of set-top boxes (decoders). The group’s commitments in respect of these contracts amounted to Rand 265.7 million (2005: Rand 97.5 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.	COMMITMENTS AND CONTINGENCIES (continued)

(d) Other commitments

At March 31, 2006 the group had entered into contracts for the receipt of various services. These service contracts are for the receipt of advertising, security, cleaning, computer support services and contractual relationships with customers, suppliers and employees. The group’s commitments in respect of these agreements amounted to Rand 363.7 million (2005: Rand 358.3 million).

(e) Operating lease commitments	March 31
The group has the following operating lease liabilities at 31 March 2006 and 2005:	2006	2005
	R’000	R’000
Minimum operating lease payments
Payable in year one	134,501	312,161
Payable in year two	103,783	285,472
Payable in year three	61,572	247,499
Payable in year four	28,855	184,718
Payable in year five	15,487	163,581
Payable after five years	14,864	317,966
	359,062	1,511,397

The group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options and escalation clauses for various periods of time.

(f)  Litigation claims

Call Centre Nucleus (Proprietary) Limited
Call Centre Nucleus (Proprietary) Limited (“CCN”) has claimed approximately Rand 13.5 million from MWEB Holdings Limited arising out of the purchase of MWEB of a subscriber base from CCN. The matter has been referred to arbitration, but no further steps have been taken by CCN to proceed with the matter.

PaySmart Africa (Proprietary) Limited
PaySmart Africa (Proprietary) Limited (“Paysmart”) has claimed approximately Rand 10.4 million from Electronic Media Network Limited (“M-Net”) and Endemol South Africa Limited (“Endemol”) (in its capacity as producer of Big Brother Africa). Paysmart alleges that it would have realized this amount of M-Net and Endemol had granted to it the rights to provide an SMS voting system for Big Brother Africa and Idols, as allegedly contemplated in Head of Agreement executed by the parties in April 2003. Paysmart has not taken the proceedings any further at this stage.

Taxation matters
In December 2000, MultiChoice Hellas SA (“MCH”) received a tax assessment for approximately €5.4 million flowing from the tax treatment of advertising and marketing costs and municipal duties. The company challenged the assessment and the Court of First Instance found against the company. MCH appealed the decision and the Appeal Court found in favour of MCH. The tax authorities had a certain period of time within which to lodge a further appeal – this they failed to do. However, in February 2006 the tax authorities sent MCH a further assessment for the same amount plus arrear interest amounting to approximately € 8.0 million. MCH has advised the tax authorities that their claim is legally unjustified and, in any case, out of time. Nevertheless, the authorities have indicated that they intend pursuing their claim in the Greek courts.

Onshelf Trading Forth Four (Proprietary) Limited t/a Mail and Guardian Online (“Onshelf”) vs. Q-Online (Proprietary) Limited (“Q-Online”)
Onshelf (in which MWEB South Africa (“MWEB”)has a 65% shareholding), which had sold its Q business to Q-Online, issued summons against Q-Online for the payment of an outstanding portion of the purchase price of Rand 200,000. Q-Online then instituted a counterclaim for specific performance of the sale agreement and damages of between Rand 11.0 million and Rand 13.0 million. The litigation has reached the stage where the parties have exchanged discovery affidavits. MWEB believes that the damages claim is hugely inflated.

Equity compensation claims
Three former employees of the group have made claims against the Royal Bank of Canada Trustees Limited, being the trustees of the Mindport Share Trust, alleging that the trustees used an incorrect valuation methodology in valuing their scheme shares at the time of the cessation of their employment. Since these claims were made, one of these former employees has started legal proceedings against the Royal Bank of Canada Trustees Limited, which proceedings are being defended. A provision of Rand 8.8 million has been raised, and is included in the total provision in note 20.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.	COMMITMENTS AND CONTINGENCIES (continued)

(f) Litigation claims (continued)

Cyprus

A. Lumiere TV Public Company Limited

In February 2006, NetMed NV (“NetMed”) became aware of the fact that Lumiere TV Public Company Limited (“LTV”), its co-shareholder in MultiChoice Holdings (Cyprus) Limited (“Holdings”) (which, in turn, owns the majority of the shares in a listed entity, MultiChoice (Cyprus) Public Company Limited (“MCC”)) , had entered into arrangements with CYTA (the Cyprus Telecommunications Authority) which NetMed believed were in conflict with LTV’s contractual obligations to NetMed, Holdings, MCC and certain of NetMed’s affiliates, specifically such obligations as flow from a Shareholders’ Agreement dated June 23, 2000 between NetMed, LTV and Holdings (“the Shareholders Agreement”), a Channel Distribution Agreement of June 21, 2004 between MCC and LTV (the “CDA”) and a programme supply agreement dated January 1, 2004 between LTV and affiliates of NetMed (the “PSA”).

Pursuant to the abovementioned facts the following proceedings have been instituted:

1.	NetMed and Holdings have commenced arbitration proceedings under the auspices of the London Court of International Arbitration (“LCIA”) against LTV, claiming, inter alia, an injunction to restrain LTV from breaching its contractual obligations under the Shareholders Agreement as well as damages for breach of contract.

2.	MCC and NetMed are also participating in an enquiry launched by the CPC (the Cypriot Competition Protection Committee) as to the validity, from a competition law perspective, of the proposed arrangements between LTV and CYTA.

3.	Holdings and MCC have instituted legal proceedings against LTV’s erstwhile nominees on the Holdings and MCC boards of directors (who had resigned in February when news of the proposed arrangements with CYTA became public) on the basis that they had breached their fiduciary duties as directors.

4.	Holdings and NetMed have instituted injunction proceedings against LTV in Cyprus in support of the Arbitration referred to in 1 above.

5.	In March 2006, LTV proposed a public offer in terms whereof it offered the shareholders of MCC to acquire their shares in MCC either for cash or for shares in LTV. The Public Offer is conditional, inter alia, upon the CPC declaring the CDA and the non-compete provisions in the Shareholders’ Agreement to be invalid. The validity of these agreements is currently being reviewed by the CPC and NetMed, MCC and Holdings are participating in the hearings relating thereto. The public offer terminated on June 5, 2006.

B. Lefkoniko
In 2005 MCC instituted action against Lefkoniko, a Cypriot financial institution, to recover monies that it had invested with Lefkoniko. In order to expedite proceedings, MCC applied for summary judgment alleging that Lefkoniko did not have a proper defense to its claim. The application was heard in October and on November 11, the court gave judgment in MCC’s favour. Since then further proceedings have been instituted in the Cypriot courts to give effect to the summary judgment against Lefkoniko. A provision for this claim has been raised during 2005.

Greece
On February 23, 2006, NetMed Hellas Pay TV SA filed a request for arbitration under the auspices of the LCIA against the Greek football club PAE Akratitos (“Akratitos”) on the basis that Akratitos had breached its TV Rights Agreement with NetMed Hellas. The claimant is claiming a declaration that Akratitos had breached the agreement, specific performance and damages from Akratitos.

Electronic Media Network Limited (“M-Net”)
Gold Reef City has instituted a claim for damages of Rand 10.6 million against M-Net arising from a statement in a Carte Blanche programme that the Gold Reef City amusement rides were not safe. The matter is proceeding.

MultiChoice South Africa (“MCSA”)
MCSA has recently appealed to the High Court against an ad valorem tariff determination on decoders made by the South African Revenue Services (“SARS”) in 2004. SARS have given notice that they will defend the application. A provision of Rand 23.1 million has been raised, and is included in the total provision in note 20.

Zietsman Patent Infringement
In December 2004, DW Zietsman instituted action against Endemol South Africa, M-Net, Multichoice Africa (Pty) Ltd, Vodacom and iTouch alleging that the defendants had, in the course of certain Big Brother television shows, infringed a patent belonging to him and that he had, as a result of such infringement, suffered unspecified damages. The defendants are defending the action and the matter is proceeding.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

22.	COMMITMENTS AND CONTINGENCIES (continued)

(g) Guarantees

At March 31, 2006 the group had provided guarantees of Rand 26.0 million (2005: Rand 33.3 million) mainly in respect of office rental, services and other contracts.

(h) Assets pledged as security

The group pledged property, plant and equipment, investments, cash and cash equivalents and accounts receivable with a net carrying value of Rand 1,562.0 million at March 31, 2006 (2005: Rand 538.8 million) to a number of banks as security for certain term loans and bank overdrafts.

The group plans to fund the above commitments and liabilities out of existing loan facilities and internally generated funds.

		March 31
23.	REVENUE	2006	2005
		R’000	R’000

	Revenues - continuing operations
	Subscription revenue	8,236,706	7,136,234
	Hardware sales	510,325	436,646
	Technology revenue	390,714	280,872
	Circulation revenue	915,077	796,745
	Advertising revenue	2,489,890	2,035,946
	Distribution revenue	139,765	97,452
	Printing revenue	751,476	654,824
	Book publishing & book sales revenue	856,858	709,822
	Tuition fees	485,943	480,381
	e-Commerce revenue	304,253	229,645
	Other revenue	625,417	659,280
		15,706,424	13,517,847

	Revenue - discontinuing operations
	United Broadcasting Corporation	307,163	374,238
	MKSC World Dot Com Company	51,510	66,663
		358,673	440,901

	Other revenues include revenues from decoder maintenance, backhaul charges and financing service fees.

	Barter revenue
	Amount of barter revenue included in total revenue	47,239	38,430

	Amount of barter revenue included in deferred income	9,106	4,457

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
		March 31
24.	EXPENSES BY NATURE	2006	2005
		R’000	R’000
	Operating profit includes the following items:

	Depreciation classification
	Cost of providing services and sale of goods	411,653	366,676
	Selling, general and administration expenses	157,186	148,765
		568,839	515,441
	Amortization classification
	Cost of providing services and sale of goods	59,625	6,380
	Selling, general and administration expenses	35,664	50,512
		95,289	56,892
	Operating leases
	Buildings	113,035	120,686
	Satellite and transponders	5,940	35,102
	Other equipment	23,070	21,985
		142,045	177,773
	Transportation
	Net transportation costs (including fuel)	222,635	77,416

	Auditors’ remuneration
	Audit fees	33,028	23,937
	Audit related fees	4,092	8,679
	Tax fees	4,167	6,043
	All other fees	8,496	5,539
		49,783	44,198
	Forex profits/(losses)
	On capitalization of forward exchange contracts in hedging transactions	5,069	2,525
	On derecognition of embedded derivatives	(127,822)	(204,726)
	Other	4,043	(485)
		(118,710)	(202,686)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
		March 31
24.	EXPENSES BY NATURE (continued)	2006	2005
		R’000	R’000
	Staff costs
	As at March 31, 2006, the group had 12,067 (2005: 12,072) permanent employees.

	The total cost of employment of all employees, including directors, was as follows:

	Salaries, wages and bonuses	2,434,244	2,025,953
	Retirement benefit costs (defined contribution plan)	177,937	170,414
	Retirement benefit costs (defined benefit plan)	764	2,431
	Medical aid fund contributions	153,434	125,189
	Post-retirement benefits	19,007	6,706
	Training costs	26,179	26,819
	Share-based compensation charges	135,494	129,989
	Total staff costs	2,947,059	2,487,501

	Fees paid to non-employees for
	administration, management and technical
	services	201,093	137,367

	Research and development costs	54,921	10,104

	Advertising expenses	491,091	443,056

	Programme & film rights directly expensed	3,205,132	3,273,609

	Amortization of programme & film rights	1,125,783	1,114,939

	Cost of inventories recognized as expense in ’providing services’	2,226,031	1,091,570

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
25.	OTHER (LOSSES) / GAINS - NET	2006	2005
		R’000	R’000

	Dividends - listed investments	574	–

	Dividends - unlisted investments	1,596	780

	Profit on sale of assets	15,370	7,392

	Fair value adjustment for shareholders’ liabilities	49,764	–

	Impairment losses	(69,152)	(20,045)
	Impairment of goodwill and other intangible assets	(69,847)	(13,003)
	Impairment of property, plant & equipment and other assets	(326)	(5,333)
	Reversal of impairment of property, plant & equipment and other assets	2,488	–
	Other impairments	(1,467)	(1,709)

	Compensation received from third parties for property,
	plant & equipment impaired, lost or stolen	1,841	171

	Other (losses) / gains - net	(7)	(11,702)

26.	FINANCE COSTS - NET

	Interest paid
	Loans and overdrafts	212,056	216,004
	Finance lease equipment	176,601	173,296
	Other	9,164	23,921
		397,821	413,221
	Interest capitalized to fixed assets	(4,074)	–
	Preference dividends and rights	(118,451)	(126,920)
		275,296	286,301
	Interest received
	Loans and bank accounts	(279,458)	(176,056)

	Net (profit) / loss from foreign exchange translation	21,819	(2,100)
	On translation of normal assets and liabilities	72,034	(27,335)
	On translation of transponder leases	(49,164)	25,950
	On translation of loans	(1,051)	(715)
	Net (profit) / loss from fair value adjustments on derivative
	financial instruments	(6,225)	108,859
	On translation of forward exchange contracts	57,682	167,703
	On accounting for embeddeded derivatives	(63,907)	(58,844)

	Finance costs - net	11,432	217,004

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
		March 31
27.	TAXATION	2006	2005
		R’000	R’000

	Normal taxation
	South Africa	726,067	211,004
	Current year	739,734	265,051
	Prior year	(13,667)	(54,047)
	Foreign taxation	158,066	16,006
	Current year	153,563	105,025
	Prior year	4,503	(89,019)
	Secondary taxation on companies	21,230	37,840
	Income taxation for the year	905,363	264,850
	Deferred taxation	29,450	(8,388)
	Current year	(20,519)	286,888
	Change in rate	35,472	(5,829)
	Prior year	(73,495)	(391,825)
	Foreign	87,992	102,378
	Total tax per income statement	934,813	256,462

	Reconciliation of taxation
	Taxation at statutory rates	1,061,313	674,899
	Adjusted for:
	Non-deductable expenses	47,037	138,218
	Non-taxable income	(124,086)	(172,977)
	Unprovided timing differences	5,433	161,631
	Assessed losses utilized	(120,748)	(29,095)
	Assessed losses expired	–	(4,049)
	Prior year adjustments	(82,659)	(534,890)
	Other taxes	113,051	28,555
	Changes in taxation rates	35,472	(5,829)
	Taxation provided in income statement	934,813	256,462

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

28. DISCONTINUING OPERATIONS

United Broadcasting Corporation Public Company Limited and MKSC World Dot Com Co. Limited
On November 7, 2005, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in United Broadcasting Corporation and MKSC World Dot Com Company to True Corporation for a gross amount of approximately US$164 million. This transaction was concluded on January 6, 2006. The results of these operations were previously included in the pay television and internet segments of the group.

Selected financial information relating to these operations:
	March 31
	2006	2005
	R’000	R’000
Profit from discontinued operations
Revenue	358,673	440,901
Cost of providing services and sale of goods	(249,416)	(316,908)
Selling, general and administration expenses	(43,244)	(56,697)
Other (losses)/gains - net	5,710	(441)
Operating profit	71,723	66,855
Finance Costs - net	(8,476)	(16,809)
Profit before taxation	63,247	50,046
Taxation	(19,029)	(4)
Net profit for the year	44,218	50,042

Attributable to:
Equity holders of the Group	43,107	50,352
Minority interest	1,111	(310)
	44,218	50,042

Profit arising on discontinuance of operations
Profit on disposal of United Broadcasting Corporation	972,882	–
Profit on disposal of MKSC World Dot Com Company	59,278	–
	1,032,160	–

Cash flow information
Amounts of net cash flow relating to the discontinued operation:

Operating cash flow	79,104	98,311
Investing activities	(33,015)	(31,730)
Financing activities	(6,247)	(8,636)
Net cash flow	39,842	57,945

Lyceum College

Effective as at the end of September 2001, the group terminated the operations of Lyceum College, a distance-learning operation. The decision was taken to embark on a teach-out programme for students enrolled under current course programmes. Current students were allowed to complete their current courses, but no new enrolments were allowed. During the current year, the group utilized the remaining provision for discontinued operations of Rand 4.3 million and incurred additional net teach-out and other related closure costs of approximately Rand 12.4 million. The results of this operation were previously included in the group’s private education segment. Total revenue for the year amounted to Rand 7.8 million (2005: Rand 14.1 million).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)
		March 31
29.	EARNINGS PER SHARE	2006	2005
		R’000	R’000
	Earnings
	Net profit attributable to shareholders	3,190,188	2,384,762
	Headline adjustments
	Profits	(82,836)	(375,425)
	Reversal of impairment charge	(1,473)	–
	Disposal of investments and businesses	(65,821)	(440)
	Profit on sale of assets	(15,542)	(6,949)
	Dilution profits	–	(368,036)
	Losses	2,023	7,042
	Impairment of assets	225	3,716
	Impairment of associates	–	1,709
	Impairment of investments	1,467	–
	Impairment of other assets	331	1,617
	Impairment and reversal of impairment of goodwill	69,009	8,011
	Profit arising on discontinuance of operations	(1,032,160)	–
	Headline earnings	2,146,224	2,024,390
	Headline profit from discontinued operations	(31,816)	(50,042)
	Headline earnings from continuing operations	2,114,408	1,974,348

	Number of N ordinary shares in issue at year end	290,554,814	282,589,683
	Adjusted for movement in shares held by share trusts	(6,835,955)	(5,296,139)
	Weighted average number of N ordinary shares in issue during the year	283,718,859	277,293,544
	Adjusted for effect of future share based compensation payments	16,523,922	15,832,724
	Diluted weighted average number of N ordinary shares in issue during the year	300,242,781	293,126,268

	Earnings per N ordinary share (cents)
	Basic	1,124	860
	Fully diluted	1,063	814
	Headline earnings per N ordinary share (cents)
	Basic	756	730
	Fully diluted	715	690

	Discontinuing operations
	Headline earnings per N ordinary share (cents)
	Basic	11	18
	Fully diluted	11	17

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

		March 31
30.	CASH FROM OPERATING ACTIVITIES	2006	2005
		R’000	R’000

	Operating profit per income statement	3,004,050	2,468,841
	Operating profit from discontinued operations	59,311	66,855
		3,063,361	2,535,696
	Adjustments:
	- Non-cash and other	832,854	728,425
	Profit on sale of property, plant and equipment	(21,079)	(6,949)
	Depreciation and amortization	691,258	612,964
	Share-based compensation expenses	112,560	129,989
	Other	50,115	(7,579)
	- Working capital	123,690	(212,856)
	Cash movement in trade and other receivables	(389,247)	(147,026)
	Cash movement in payables, provisions and accruals	479,272	(138,785)
	Cash payments for programme and film rights	171,781	90,019
	Cash movement in inventories	(138,116)	(17,064)

	Cash from operating activities	4,019,905	3,051,265

31.	ACQUISITION OF SUBSIDIARIES

	Fair value of assets and liabilities acquired:
	Property, Plant and Equipment	30,885	7,045
	Intangible assets	–	246,806
	Net current assets/(liabilities)	21,036	(39,600)
	Deferred taxation	(5,087)	(49,833)
	Long-term liabilities	–	(885)
		46,834	163,533
	Minority shareholders’ interest	–	(5,000)
	Goodwill	9,145	152,365
	Purchase consideration	55,979	310,898
	Cash in subsidiaries acquired	(13,060)	(40,053)
	Net cash outflow from acquisition of subsidiaries	42,919	270,845

32.	DISPOSAL OF SUBSIDIARIES

	Book value of assets and liabilities:
	Property, Plant and Equipment	3,928	1,674
	Goodwill and intangible assets	2,639	1,680
	Net current assets	11,956	1,691
	Deferred taxation	(7,677)	(1,274)
	Long-term liabilities	–	(619)
		10,846	3,152
	Minority shareholders’ interest	–	(5,017)
	Profit on sale	56,663	9,349
	Selling price	67,509	7,484
	Cash in subsidiaries disposed of	(30,783)	363
	Net cash inflow from disposal of subsidiaries	36,726	7,847

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

33.        PARTIAL DISPOSAL OF INTEREST IN JOINT VENTURES
		March 31
		2006	2005
		R’000	R’000

	Property, plant and equipment	90,238	42,489
	Investments and loans	5,097	–
	Goodwill and intangible assets	8,224	96,360
	Net current assets	86,210	–
	Long-term liabilities	(118,174)	–
	Foreign currency translation release	–	(23,197)
		71,595	115,652
	Minority shareholders’ interest	(5,789)	(483,244)
	Profit on sale	933,472	367,592
	Selling price	999,278	–
	Cash in joint ventures disposed of	(247,433)	(188,097)
	Net cash inflow / (outflow) on disposal of interest in joint ventures	751,845	(188,097)

34.	CASH AND CASH EQUIVALENTS
	Cash and deposits	6,775,542	4,033,796
	Bank overdrafts and call loans	(364,777)	(433,339)
		6,410,765	3,600,457

Restricted cash

The following cash balances are restricted from immediate use according to agreements with banks and other financial institutions:

South Africa	-	52,139
Meditteranean	212	1,163
Netherlands	233,085	1,922
China	-	8
Thailand	484	1,293
USA	3,987	1,145
Total restricted cash	237,768	58,120

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.	BUSINESS AND GEOGRAPHICAL SEGMENTS

Primary reporting format – business segments

The group has determined that its primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The group’s reportable business segments are electronic media, print media and corporate services. Electronic media is further disaggregated into pay television, internet, conditional access systems and Entriq. The print media segment is further disaggregated into newspapers, magazines and printing, books and education. The group’s business is conducted in the following main business segments:

Electronic media

Pay television - through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Cyprus and Greece, which generate revenue mainly from local customers.

Internet - through the group’s subsidiaries, associated companies and joint ventures based in South Africa, sub-Saharan Africa, Thailand and China which generate revenue mainly from local customers.

Conditional access systems – through Irdeto provides digital content management and protections systems to customers globally.

Entriq – to protect, manage and monetize all digital media worldwide on any platform.

Print media

Newspapers, magazines and printing - through the group’s subsidiaries, joint ventures and associated companies in Southern Africa, which publish, print and distribute various newspapers and magazines for the local market.

Books - through the group’s subsidiaries in Southern Africa, which generate income mainly from local customers.

Private education - through the group’s subsidiaries in South Africa, which generate income mainly from local customers.

Corporate services – represent the group’s holding company and head office infrastructure.

The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 3.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.	BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

	Electronic media				Print media
March 2006	Pay television R’000	Internet R’000	Conditional access systems R’000	Entriq R’000	Newspapers, magazines & printing R’000	Books R’000	Private education R’000	Corporate services R’000	Eliminations R’000	Consolidated total R’000
Revenue
External	8,903,324	897,992	352,320	65,864	3,983,131	980,933	536,338	9,805	(23,283)	15,706,424
Intersegmental	8,280	31,301	112,965	7,538	885,790	21,971	773	73,944	(1,142,562)	–
Total revenue	8,911,604	929,293	465,285	73,402	4,868,921	1,002,904	537,111	83,749	(1,165,845)	15,706,424
Cost of providing services and sale of goods	(4,863,668)	(501,503)	(123,419)	(25,244)	(3,309,974)	(620,570)	(277,032)	(67,364)	1,035,084	(8,753,690)
Selling, general and administration expenses	(1,296,260)	(578,832)	(342,653)	(213,325)	(960,790)	(311,765)	(301,043)	(74,770)	130,761	(3,948,677)
Other (losses) / gains - net	33,768	(1,548)	411	(2)	13,937	(3,800)	(42,799)	26	–	(7)
Operating profit/(loss)	2,785,444	(152,590)	(376)	(165,169)	612,094	66,769	(83,763)	(58,359)	–	3,004,050
Finance costs - net	(106,029)	70,254	7,716	6,124	(69,113)	68	(29,347)	108,895	–	(11,432)
Share of equity accounted results	3,755	150,264	–	–	(2,791)	49	–	–	–	151,277
Profit / (loss) on sale of investments	–	–	–	–	(1,133)	56,772	334	18,393	–	74,366
Profit/(loss) before taxation	2,683,170	67,928	7,340	(159,045)	539,057	123,658	(112,776)	68,929	–	3,218,261
Taxation	(790,098)	(59,706)	(4,912)	698	(76,201)	1,309	93	(5,996)	–	(934,813)
Net profit/(loss) from continuing operations	1,893,072	8,222	2,428	(158,347)	462,856	124,967	(112,683)	62,933	–	2,283,448
Profit/(loss) from discontinued operations	43,810	408	–	–	–	–	(12,402)	–	–	31,816
Profit arising on discontinuance of operations	972,882	59,278	–	–	–	–	–	–	–	1,032,160
Net profit/(loss)	2,909,764	67,908	2,428	(158,347)	462,856	124,967	(125,085)	62,933	–	3,347,424
Attributable to:
Equity holders of the group	2,822,897	54,277	2,428	(158,347)	419,679	111,567	(125,352)	63,039	–	3,190,188
Minority interest	86,867	13,631	–	–	43,177	13,400	267	(106)	–	157,236
	2,909,764	67,908	2,428	(158,347)	462,856	124,967	(125,085)	62,933	–	3,347,424

Segment assets	7,907,837	1,659,436	509,396	89,894	3,286,504	553,396	514,438	9,961,390	(7,980,634)	16,501,657
Investments in associates	32,378	773,064	–	–	292,887	3,956	–	205,880	–	1,308,165
Segment liabilities	10,161,933	2,138,130	617,814	870,961	2,373,326	304,970	781,630	(504,143)	(7,544,167)	9,200,454
Capital expenditure	285,643	69,298	17,286	27,905	535,555	45,044	38,649	5,360	–	1,024,740
Amortisation of programme and film rights*	1,125,783	–	–	–	–	–	–	–	–	1,125,783
Depreciation of property, plant and equipment	344,748	63,854	13,026	12,291	130,118	9,082	20,368	2,059	–	595,546
Amortisation of intangible assets	9,075	53,411	6,267	–	17,225	4,018	2,543	3,173	–	95,712
Impairment of tangible assets	–	–	–	–	–	326	–	–	–	326
Impairment of intangible assets	9,144	95	–	–	557	4,166	55,885	–	–	69,847
Reversal of impairment of tangible assets	–	–	–	–	1,706	369	–	–	–	2,075
Reversal of impairment of intangible assets	–	–	–	–	–	413	–	–	–	413
* - Included in operating profit

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

	Electronic media				Print media
March 2005	Pay television R’000	Internet R’000	Conditional access systems R’000	Entriq R’000	Newspapers, magazines & printing R’000	Books R’000	Education R’000	Corporate services R’000	Eliminations R’000	Consolidated total R’000
Revenue
External	7,746,628	696,265	255,330	33,877	3,374,106	860,581	547,186	3,889	(15)	13,517,847
Intersegmental	23,938	13,680	78,667	20,514	86,750	22,629	449	62,227	(308,854)	–
Total revenue	7,770,566	709,945	333,997	54,391	3,460,856	883,210	547,635	66,116	(308,869)	13,517,847
Cost of providing services and sale of goods	(4,378,632)	(362,864)	(101,355)	(11,745)	(2,114,382)	(539,691)	(257,645)	(58,648)	99,143	(7,725,819)
Selling, general and administration expenses	(1,273,513)	(410,853)	(279,628)	(132,131)	(821,709)	(288,529)	(264,338)	(50,510)	209,726	(3,311,484)
Other (losses) / gains - net	1,429	(3,852)	454	250	3,485	(2,181)	(3,051)	(8,236)	–	(11,702)
Operating profit/(loss)	2,119,850	(67,624)	(46,532)	(89,235)	528,250	52,809	22,601	(51,278)	–	2,468,841
Finance costs - net	(249,772)	64,575	17,866	10,926	(49,552)	(12,721)	(23,349)	25,023	–	(217,004)
Share of equity accounted results	4,558	83,878	–	–	161	–	–	–	–	88,597
Profit / (loss) on sale of Investments	15	–	18,659	–	–	(1,074)	9,350	(27,261)	–	(311)
Dilution profits / (losses)	–	374,501	–	–	(3,007)	(3,097)	–	(361)	–	368,036
Profit/(loss) before taxation	1,874,651	455,330	(10,007)	(78,309)	475,852	35,917	8,602	(53,877)	–	2,708,159
Taxation	(80,959)	(107,510)	(1,834)	(2,019)	(88,220)	30,132	(2,610)	(3,442)	–	(256,462)
Net profit/(loss) from continuing operations	1,793,692	347,820	(11,841)	(80,328)	387,632	66,049	5,992	(57,319)	–	2,451,697
Profit/(Loss) from discontinued operations	54,342	(4,300)	–	–	–	–	–	–	–	50,042
Net profit/(loss)	1,848,034	343,520	(11,841)	(80,328)	387,632	66,049	5,992	(57,319)	–	2,501,739

Attributable to:
Equity holders of the Group	1,780,080	343,212	(11,841)	(80,328)	354,019	50,906	5,992	(57,278)	–	2,384,762
Minority interest	67,954	308	–	–	33,613	15,143	–	(41)	–	116,977
	1,848,034	343,520	(11,841)	(80,328)	387,632	66,049	5,992	(57,319)	–	2,501,739

Segment assets	8,670,585	6,134,569	1,807,057	57,564	2,491,980	680,506	528,388	1,199,380	(8,384,190)	13,185,839
Investments in associates	21,412	805,114	–	–	1,586	3,907	–	5,669	–	837,688
Segment liabilities	11,465,857	4,507,198	407,329	704,231	1,498,068	656,270	656,773	(3,263,507)	(8,401,349)	8,230,870
Capital expenditure	142,243	74,182	40,922	18,532	299,603	29,419	24,339	11,143	–	640,383
Amortization of programme and film rights*	1,151,538	–	–	–	–	–	–	–	–	1,151,538
Depreciation of property, plant and equipment	331,389	63,132	11,511	4,486	115,402	11,423	16,955	1,235	–	555,533
Amortization of intangible assets	15,520	11,365	–	–	25,291	4,359	896	–	–	57,431
Impairment of tangible assets	–	–	–	–	–	3,069	409	–	–	3,478
Impairment of intangible assets	–	12,495	–	–	–	508	–	–	–	13,003
* - Included in operating profit

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

35.	BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Secondary reporting format – geographical segments

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

Asia - The group’s activities comprise its interest in internet activities based in Thailand and China. Furthermore, the group generates revenue from interactive television and technology products and services, provided by subsidiaries based in the Netherlands.

Other - Includes the group’s provision of interactive television and technology products through subsidiaries, located mainly in the Netherlands.

	Africa
	South Africa R’000	Rest of Africa R’000	USA R’000	Greece and Cyprus R’000	Asia R’000	Other R’000	Eliminations R’000		Consoli- dated total R’000
March 2006
External revenue	11,993,868	1,837,828	48,825	1,469,148	77,977	278,778	–		15,706,424
Segment assets	19,095,383	2,310,481	108,479	1,155,227	1,347,838	15,551,875	(23,067,626)	(a)	16,501,657
Capital expenditure	806,074	16,007	29,049	109,563	50,463	13,584	–		1,024,740
Impairment of tangible assets	326	–	–	–	–	–	–		326
Impairment of intangible assets	69,847	–	–	–	–	–	–		69,847
March 2005
External revenue	10,140,059	1,545,290	46,871	1,432,795	229,721	123,111	–		13,517,847
Segment assets	10,675,600	2,046,555	114,622	1,120,533	6,081,407	12,297,664	(19,150,542)	(a)	13,185,839
Capital expenditure	456,215	25,464	18,532	11,242	71,047	57,883	–		640,383
Impairment of tangible assets	3,478	–	–	–	–	–	–		3,478
Impairment of intangible assets	508	–	–	–	12,495	–	–		13,003

(a)	Represents adjustments to the assets and liabilities of the segments relating to intersegment loans and investments that eliminate on consolidation.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

36. FINANCIAL RISK MANAGEMENT

Financial risk factors

The group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity markets, foreign currency exchange rates and interest rates. The group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the financial performance of the group. The group uses derivative financial instruments, such as forward exchange contracts and interest rate swaps, to hedge certain risk exposures. The group does not speculate with, or engage in the trading of financial instruments.

Risk management is carried out by the management of the group under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks. The various boards of directors within the group provide written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative instruments and the investment of excess liquidity.

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Entities in the group use forward exchange contracts to hedge their exposure to foreign currency risk in connection with their functional currencies. Management is responsible for hedging the net position in each foreign currency by using forward currency contracts. The group generally covers forward 80% to 100% of firm commitments in foreign currency for up to two years.

The group has classified some of its forward exchange contracts relating to forecasted transactions and firm commitments as cash flow hedges, and states them at fair value. The transactions relate mainly to programming costs, transponder lease installments and the acquisition of inventory items. An after tax loss of Rand 20.2 million (2005: Rand 18.9 million loss) has been deferred in a hedging reserve at March 31, 2006. This amount is expected to realize as an expense over the next two years. Changes in the fair value of forward exchange contracts that economically hedge monetary liabilities in foreign currencies and for which no hedge accounting is applied, are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “finance costs - net” (see note 26).

The fair value of all forward exchange contracts at March 31, 2006 was a net liability of Rand 101.9 million (2005: Rand 273.2 million), comprising assets of Rand 0.3 million (2005: Rand 10.3 million) and liabilities of Rand 102.2 million (2005: Rand 283.5 million), that were recognized as derivative financial instruments. The fair value of embedded derivative instruments, mainly relating to programming contracts with content providers, at March 31, 2006 was a net asset of Rand 166.5 million (2005: Rand 179.9 million), comprising assets of Rand 167.1 million (2005: Rand 192.0 million) and liabilities of Rand 0.6 million (2005: Rand 12.1 million), that were recognized in derivative assets and liabilities.

Credit risk

Receivables consist primarily of invoiced amounts from normal trading activities. The group has a large diversified customer base across many geographical areas. Strict credit control is exercised through monitoring customers’ payment history and when necessary, provision is made for specific doubtful accounts. As at March 31, 2006, the directors were unaware of any significant unprovided or uninsured concentration of credit risk.

The group is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments mainly with major banking groups and high-quality institutions that have high credit ratings. The group’s policy is designed to limit exposure to any one institution and invests its excess cash in low-risk investment accounts. The counterparties that are used by the group are evaluated on a continuous basis. At March 31, 2006 cash and current investments were held with numerous financial institutions.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

36.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. In terms of the articles of association of the company, no limitation is placed on its borrowing capacity. The facilities expiring within one year are subject to renewal at various dates during the next year. The group had the following unutilized banking facilities as at March 31, 2006 and 2005:

	March 31
	2006	2005
	R’000	R’000

On call	252,200	944,313
Expiring within one year	1,554,539	4,339
	1,806,739	948,652

The facilities expiring within one year are annual facilities subject to review at various dates during the next year.

Interest rate risk

As part of the process of managing the group’s fixed and floating borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. Where appropriate, the group uses derivative instruments, such as interest rate swap agreements, purely for hedging purposes. The interest rate profile of the loans as at March 31, 2006 was as follows:

	Interest-free R’000	Floating R’000	Fixed - 12 months R’000	Fixed more than 12 months R’000	Total R’000

Loans	1,270,066	736,029	211,811	1,837,197	4,055,103
% of loans	31%	18%	5%	46%	100%

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

36.	FINANCIAL RISK MANAGEMENT (continued) Foreign exchange rates

The exchange rates used by the group to translate foreign entities’ income statements and balance sheets are as follows:

	March 31, 2006		March 31, 2005
Currency (1FC = ZAR)	Average rate	Closing rate	Average rate	Closing rate

USA dollar	6.3915	6.1490	6.2146	6.2114
Cyprus pound	13.0127	12.9453	13.5045	13.7862
Euro	7.7570	7.4636	7.8428	8.0539
Nigerian naira	0.0478	0.0482	0.0464	0.0467
Thai baht	0.1581	0.1583	0.1546	0.1583
Chinese yuan renminbi	0.7871	0.7671	0.7507	0.7505

The average rates listed above are only approximate average rates for the year. The group measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business, translated at the prevailing exchange rate on the transaction date.

	March 31, 2006		March 31, 2005
	Assets R’000	Liabilities R’000	Assets R’000	Liabilities R’000
Derivative financial instruments

Current portion
Foreign exchange contracts	279	92,337	9,326	283,492
Embedded derivatives	134,404	525	160,384	2,484
	134,683	92,862	169,710	285,976

Non-current portion
Foreign exchange contracts	–	9,908	941	-
Embedded derivatives	32,647	122	31,631	9,642
Paarl Media shareholders’ liability (1)	–	202,634	–	-
	32,647	212,664	32,572	9,642
Total	167,330	305,526	202,282	295,618

Note:
(1) Refer to note 19 for additional information

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

36. FINANCIAL RISK MANAGEMENT (continued)

	March 31, 2006		March 31, 2005
	Foreign currency amount ’000	R’000	Foreign currency amount ’000	R’000
Foreign currency exchange commitments The group had the following forward foreign currency exchange contract commitments:
USA dollar	150,430	979,205	159,512	1,186,736
Sterling	4,871	53,796	7,114	82,970
Euro	47,544	376,435	33,749	274,373
Swiss franc	1,259	6,357	5,013	30,968
Hong Kong dollar	191	157	–	–
Singapore dollar	322	1,282	128	441
Australian dollar	284	1,277	–	–

Uncovered foreign liabilities The group had the following uncovered liabilities:

USA dollar	58,142	422,564	74,952	465,553
Sterling	3,353	35,627	3,213	37,684
Chinese yuan renminbi	–	–	8,266	6,204
Euro	58,377	436,547	72,576	584,513
Swiss francs	10	47	160	833
Austrialian dollar	880	4,197	1,073	5,149
Cyprian pound	228	2,960	–	–
South Korean Kwon	482,739	5,009	–	–

Foreign exchange contracts are entered into to manage the exposure to movements in exchange rates on specific transactions.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

37.	FAIR VALUE OF FINANCIAL INSTRUMENTS

	The fair values together with the carrying amounts of financial instruments are as follows:

		March 31, 2006		March 31, 2005
		Carrying value R’000	Fair value R’000	Carrying value R’000	Fair value R’000
	Assets
	Investments and loans	1,383,027	6,639,451	1,238,959	3,320,060
	Receivables and loans	2,027,589	2,027,589	1,858,923	1,858,923
	Derivative financial instruments	167,330	167,330	202,282	202,282
	Cash and cash deposits	6,775,542	6,775,542	4,033,796	4,033,796

	Liabilities
	Long-term liabilities	2,617,395	2,621,547	2,473,104	2,528,014
	Payables and loans	5,598,967	5,599,343	4,730,142	4,742,867
	Derivative financial instruments	305,526	305,526	295,618	295,618
	Bank overdrafts	364,777	364,777	433,339	433,339

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

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

38. EQUITY COMPENSATION BENEFITS

The following share incentive plans were in operation during the financial year:

Naspers Limited

On August 14, 1987, the group established the Naspers Share Incentive Trust (“the Naspers Plan”) under which it may award options for no more than 11% of the total number of N ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the share options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

Movements in terms of the Naspers Plan are as follows:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	10,522,517	26.92	10,912,637	26.35
Granted	–	-	217,817	48.17
Exercised	(655,496)	24.07	(567,831)	24.07
Forfeited	(44,284)	27.56	(40,106)	27.56
Outstanding at March 31	9,822,737	27.06	10,522,517	26.92

Available to be implemented at March 31	5,604,438	26.46	4,309,745	36.23

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)

Weighted average share price of options
taken up during the year	655,496	102.30	567,831	63.89

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.     EQUITY COMPENSATION BENEFITS (continued)

Naspers Limited (continued)

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
			Share options outstanding			Share options currently available
Range of exercise prices (Rand)			Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at 31 March 2006	Weighted average exercise price (Rand)
10.00	–	15.00	1,500	5.92	13.65	1,000	13.65
15.01	–	20.00	112,005	6.51	18.44	16,665	18.50
20.01	–	25.00	3,309,347	6.14	23.19	1,340,938	22.22
25.01	–	30.00	4,605,286	3.79	27.67	4,156,573	27.72
30.01	–	35.00	1,570,707	6.55	30.98	79,853	31.40
35.01	–	40.00	–	–	–	–	–
40.01	–	45.00	53,359	7.36	42.94	5,859	43.65
45.01	–	50.00	100,000	8.45	50.00	–	–
50.01	–	60.15	70,533	8.21	50.82	3,550	57.84
			9,822,737		27.06	5,604,438	26.46

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	-	21.96

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	-	48.74
Weighted average exercise price (Rand)	-	48.74
Weighted average expected volatility (%) *	-	27.1%
Weighted average option life (years)	-	10.0
Weighted average dividend yield (%)	-	1.2%
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	-	9.6%
Weighted average in-the-money rate (%)	-	56.0%
Weighted average vesting period (years)	-	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The expected weighted average volatility is determined using historical daily share prices.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Media24 Limited

On August 31, 2000 the group established the Media24 Share Trust (“the Media24 Plan”) in terms of which it may award options for no more than 15% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the share options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Media 24 Plan is as follows:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	6,100,496	7.18	6,676,862	6.80
Granted	71,235	19.35	522,591	11.46
Exercised	(1,416,300)	6.83	(761,587)	6.81
Forfeited	(190,775)	7.34	(337,370)	7.03
Outstanding at March 31	4,564,656	7.50	6,100,496	7.18

Available to be implemented at March 31	3,183,823	6.77	2,772,577	6.82

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)

Weighted average share price of options
taken up during the year	1,416,300	20.13	761,587	10.89

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.     EQUITY COMPENSATION BENEFITS (continued)

Media24 Limited (continued)

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
	Share options outstanding			Share options currently available
Exercise price (Rand)	Number outstanding at March 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2006	Weighted average exercise price (Rand)
6.04	957,127	5.70	6.04	541,757	6.04
6.90	202,479	6.69	6.90	54,872	6.90
6.92	2,591,484	4.75	6.92	2,587,194	6.92
8.12	258,953	7.71	8.12	–	–
11.63	488,998	8.50	11.63	–	–
20.42	65,615	9.46	20.42	–	–
	4,564,656		7.50	3,183,823	6.77

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	12.24	10.73

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	28.74	20.35
Weighted average exercise price (Rand)	20.42	11.63
Weighted average expected volatility (%) *	15.3%	20.0%
Weighted average option life (years)	9.8	9.9
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	7.4%	8.5%
Weighted average in-the-money rate (%)	89.5%	57.0%
Weighted average vesting period (years)	4.0	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued) Paarl Media Holdings (Proprietary) Limited

On May 29, 2001, the group established the Paarl Media Holdings Share Trust (“the Paarl Media Plan”) in terms of which it may award options for no more than 5% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. This plan is classified as cash-settled.

Movements in terms of the Paarl Media Plan are as follows:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	4,146,535	7.23	3,580,200	5.18
Granted	-	-	1,305,000	11.50
Exercised	(1,053,466)	4.81	(667,109)	4.83
Forfeited	(329,000)	8.32	(71,556)	5.24
Outstanding at March 31	2,764,069	7.23	4,146,535	7.23

Available to be implemented at March 31	182,937	4.80	1,733,935	4.80

Taken up during the year:
	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Weighted average share price of options taken up during the year	1,053,466	16.59	667,109	11.50

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
	Share options outstanding			Share options currently available
Exercise price (Rand)	Number outstanding at March 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2006	Weighted average exercise price (Rand)
4.80	1,001,936	5.61	4.80	182,937	4.80
6.93	1,116,000	7.75	6.93	-	6.93
11.50	646,133	9.00	11.50	-	11.50
	2,764,069		7.23	182,937	4.80

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Via Afrika Limited

On November 21, 2003 the group established the Via Afrika Share Trust (“the Via Afrika Plan”) in terms of which it may award options for no more than 10% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Via Afrika Limited Plan is as follows:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	3,972,226	5.00	–	–
Granted	–	–	4,012,606	5.00
Forfeited	(575,435)	5.00	(40,380)	5.00
Outstanding at March 31	3,396,791	5.00	3,972,226	5.00

Available to be implemented at 31 March	–	–	–	–
No share options expired or were cancelled or exercised during the years ended March 31, 2006 and March 31, 2005.

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
		Share options outstanding		Share options currently available
Weighted
average
	Number	remaining	Weighted		Weighted
	outstanding at	contractual life	average exercise	Exercisable at	average exercise
Exercise price (Rand)	March 31, 2006	(years)	price (Rand)	March 31, 2006	price (Rand)
5.00	3,396,791	8.43	5.00	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

Via Afrika Limited (continued)

Grants made during the year:

	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	-	2.04

This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:
Weighted average share price (Rand)	-	5.00
Weighted average exercise price (Rand)	-	5.00
Weighted average expected volatility (%) *	-	20.0%
Weighted average option life (years)	-	10.0
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond yield at perfect fit)	-	8.5%
Weighted average in-the-money rate (%)		57.0%
Weighted average vesting period (years)	-	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

MIH Holdings Limited

In terms of the plan, MIH Holdings may grant options to its employees for up to 26.4 million shares of MIH Holdings ordinary share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of MIH Holdings Limited, including the MIH Holdings Plan, for every 2.25 MIH Holdings shares that it held. All the MIH Holdings shares were exchanged for Naspers Class N ordinary shares on December 20, 2002. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.	EQUITY COMPENSATION BENEFITS (continued)

MIH Holdings Limited (continued)

Movements in terms of the MIH Holdings Plan are as follows:
NASPERS N (Rand)	March 31, 2006		March 31, 2006
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	3,417,626	25.77	4,910,162	25.49
Granted	259,908	104.97	12,742	19.60
Exercised	(1,530,111)	24.18	(1,329,861)	24.62
Forfeited	(97,440)	30.33	(175,417)	26.22
Outstanding at March 31	2,049,983	36.77	3,417,626	25.77

Available to be implemented at March 31	454,373	23.20	1,376,154	25.06
No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (Rand)	Shares	price (Rand)

Weighted average share price of options taken up during the year	1,530,111	114.92	1,329,861	63.89

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
				Share options outstanding		Share options currently available
Range of exercise prices (Rand)			Number outstanding at March 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (Rand)	Exercisable at March 31, 2006	Weighted average exercise price (Rand)
6.91	–	20.00	356,317	5.90	13.97	146,903	14.05
20.01	–	40.00	1,045,697	5.89	25.50	301,060	26.11
40.01	–	60.00	385,118	7.90	41.58	1,227	50.54
60.01	–	130.50	262,851	9.36	105.49	5,183	106.98
			2,049,983		36.77	454,373	23.20

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH Holdings Limited (continued)

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	41.13	17.78

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following
inputs and assumptions:

Weighted average share price (Rand)	105.35	45.25
Weighted average exercise price (Rand)	105.35	45.25
Weighted average expected volatility (%) *	25.8%	29.2%
Weighted average option life (years)	9.0	9.9
Weighted average dividend yield (%)	0.9%	1.2%
Weighted average risk-free interest rate (%) (based on zero rate
bond yield at perfect fit)	8.0%	10.2%
Weighted average in-the-money rate (%)	26.6%	110.0%
Weighted average vesting period (years)	4.0	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

MIH (BVI) Limited

On March 25, 1999 the group established the MIH Limited Share Scheme (“the MIH Limited Plan”) in terms of which it may award options for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

As part of the merger between MIH Limited and MIH (BVI) Limited, Naspers offered 3.5 Naspers Class N ordinary shares for each MIH Limited share held by minority shareholders, including the MIH Limited Plan. The MIH Limited Plan was converted into the MIH (BVI) Limited Plan at which time all its MIH Limited shares were exchanged for Naspers Class N ordinary shares and Naspers ADS’s.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

MIH (BVI) Limited (continued)

Movements in terms of the MIH (BVI) Limited Plan are as follows:
NASPERS N (US$)	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	1,578,462	2.65	2,364,490	2.73
Granted	–	–	–	–
Exercised	(573,591)	2.94	(726,659)	3.08
Forfeited	(103,959)	2.43	(59,369)	0.60
Outstanding at March 31	900,912	2.61	1,578,462	2.65

Available to be implemented at March 31	256,692	2.65	136,597	2.32

NASPERS N (Rand)	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	10,008,128	23.33	11,030,434	21.59
Granted	975,958	104.97	856,804	45.86
Exercised	(4,495,479)	24.18	(1,825,918)	23.64
Forfeited	(56,831)	30.33	(53,192)	15.35
Outstanding at March 31	6,431,776	39.55	10,008,128	23.33

Available to be implemented at March 31	711,343	20.36	2,254,940	21.01

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

MIH (BVI) Limited (continued)

Taken up during the year:
NASPERS N (US$)	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (US$)	Shares	price (US$)

Weighted average share price of options taken up during the year	573,591	14.40	726,659	10.03

NASPERS N (Rand)
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (Rand)	Shares	price (Rand)

Weighted average share price of options taken up during the year	4,495,479	114.13	1,825,918	68.71

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH (BVI) Limited (continued)

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
NASPERS N (US$)
			Share options outstanding			Share options currently available
				Weighted
				average	Weighted		Weighted
			Number	remaining	average		average
Range of exercise			outstanding at	contractual life	exercise price	Exercisable at	exercise price
prices (US$)			March 31, 2006	(years)	(US$)	March 31, 2006	(US$)
1.10	–	2.50	356,522	5.24	1.90	135,782	1.99
2.51	–	5.00	537,120	6.76	3.00	113,640	3.04
5.01	–	7.50	–	–	–	–	–
7.51	–	9.97	7,270	3.81	8.65	7,270	8.65
			900,912		2.61	256,692	2.65

NASPERS N (Rand)
			Share options outstanding			Share options currently available
				Weighted
				average	Weighted		Weighted
			Number	remaining	average		average
Range of exercise			outstanding at	contractual life	exercise price	Exercisable at	exercise price
prices (Rand)			March 31, 2006	(years)	(Rand)	March 31, 2006	(Rand)
8.19	–	15.00	491,713	6.00	8.19	109,667	8.19
15.01	–	40.00	3,702,949	6.53	22.02	592,616	21.79
40.01	–	65.00	1,272,194	8.00	44.17	–	–
65.01	–	75.00	9,060	4.00	74.22	9,060	74.22
75.01	–	100.00	–	–	–	–	–
100.01	–	125.00	955,860	9.65	117.14	–	–
			6,431,776		39.55	711,343	20.36

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH (BVI) Limited (continued)

Grants made during the year:

NASPERS N (US$)
There were no new grants of Naspers N shares in US$ for the years ended March 31, 2006 and 2005

NASPERS N (Rand)
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	42.44	20.09

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	105.37	45.86
Weighted average exercise price (Rand)	105.37	45.86
Weighted average expected volatility (%) *	25.8%	29.0%
Weighted average option life (years)	9.3	8.1
Weighted average dividend yield (%)	0.9%	1.2%
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	8.0%	9.9%
Weighted average in-the-money rate (%)	78.5%	54.5%
Weighted average vesting period (years)	4.0	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The expected weighted average volatility is determined using historical daily share prices.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Irdeto Access BV

On October 14, 1999 Mindport Holdings Limited established the Irdeto Access Share Scheme. In terms of the schemes, options of no more than 10% of the total number of issued ordinary shares of Irdeto Access BV may be awarded. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Irdeto Access BV Plan are as follows:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	739,974	7.38	288,167	9.05
Granted	166,509	7.90	516,610	6.70
Forfeited	(47,278)	7.65	(64,803)	9.33
Outstanding at March 31	859,205	7.47	739,974	7.38

Available to be implemented at March 31	89,363	10.24	35,458	11.87

No share options expired or were cancelled or exercised during the years ended March 31, 2006 and March 31, 2005.

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
			Share options outstanding			Share options currently available
				Weighted
				average
			Number	remaining	Weighted		Weighted
Range of exercise			outstanding at	contractual life	average exercise	Exercisable at	average exercise
prices (US$)			March 31, 2006	(years)	price (US$)	March 31, 2006	price (US$)
6.70	–	7.89	496,839	8.00	6.70	–	–
7.90	–	8.29	321,396	7.56	7.90	51,584	7.90
8.30	–	12.00	3,170	3.16	8.88	3,170	8.88
12.01	–	14.80	37,800	5.19	13.80	34,609	13.85
			859,205		7.47	89,363	10.24

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

Irdeto Access BV (continued)

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	1.62	1.40

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	7.90	6.70
Weighted average exercise price (Rand)	7.90	6.70
Weighted average expected volatility (%) *	20.0%	23.0%
Weighted average option life (years)	5.3	5.3
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	4.6%	4.2%
Weighted average in-the-money rate (%)	141.0%	54.5%
Weighted average vesting period (years)	3.8	3.8

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

MIH QQ (BVI) Limited

On February 23, 2003 MIH QQ (BVI) Limited established the MIH QQ (BVI) Limited Share Trust (“the MIH QQ Plan”), in terms of which it can award options, but for no more than 10% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

On September 30, 2005 MIH QQ (BVI) Limited established the 2005 MIH QQ (BVI) Limited Share Trust (“the 2005 MIH QQ Plan”), in terms of which it can award options, provided that when added to the reserved shares and unreserved shares already held by the trustees of the 2005 MIH QQ plan, or by the trustees of any other share trust, including the MIH QQ (BVI) Limited Share Trust, they represent no more than 10% of the greater of the MIH QQ (BVI) Limited’s (MIH QQ) total issued share capital at the time of such acquisition, or, if applicable, MIH QQ’s subsequently increased issued share capital. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after five years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH QQ (BVI) Limited (continued)

Movements in terms of the MIH QQ (BVI) and 2005 MIH QQ (BVI) Plans are as follows:
MIH QQ (BVI) Limited Share Trust
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	34,124	120.96	34,500	34.00
Granted	–	–	8,874	368.41
Exercised	(7,850)	34.00	(9,250)	34.00
Forfeited	(1,250)	368.41	–	–
Outstanding at March 31	25,024	127.53	34,124	120.96

Available to be implemented at March 31	12,585	118.63	8,000	34.00

2005 MIH QQ (BVI) Limited Share Trust
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	–	–	–	–
Granted	28,497	613.69	–	–
Outstanding at March 31	28,497	613.69	–	–

Available to be implemented at March 31	–	–	–	–

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
MIH QQ (BVI) Limited Share Trust
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (US$)	Shares	price (US$)

Weighted average share price of options taken up during the year	7,850	940.67	9,250	349.75

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH QQ (BVI) Limited (continued)

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
MIH QQ (BVI) Limited Share Trust
	Share options outstanding			Share options currently available
		Weighted
		average
	Number	remaining	Weighted		Weighted
	outstanding at	contractual life	average exercise	Exercisable at	average exercise
Exercise price (US$)	March 31, 2006	(years)	price (US$)	March 31, 2006	price (US$)
34.00	18,025	7.00	34.00	9,400	34.00
368.41	6,999	8.00	368.41	3,185	368.41
	25,024		127.53	12,585	118.63

MIH QQ (BVI) Limited Share Trust
	Share options outstanding			Share options currently available
		Weighted
		average
	Number	remaining	Weighted		Weighted
	outstanding at	contractual life	average exercise	Exercisable at	average exercise
Exercise price (US$)	March 31, 2006	(years)	price (US$)	March 31, 2006	price (US$)
612.75	27,850	9.00	612.75	–	–
654.02	647	9.00	654.02	–	–
	28,497		613.69	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

MIH QQ (BVI) Limited (continued)

Grants made during the year:
MIH QQ (BVI) Limited Share Trust

	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	-	189.99

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	-	458.31
Weighted average exercise price (Rand)	-	368.41
Weighted average expected volatility (%) *	-	44.0%
Weighted average option life (years)	-	10.0
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	-	4.2%
Weighted average in-the-money rate (%)	-	158.0%
Weighted average vesting period (years)	-	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

2005 MIH QQ (BVI) Limited Share Trust
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	359.81	-

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	743.64	-
Weighted average exercise price (Rand)	612.75	-
Weighted average expected volatility (%) *	47.5%	-
Weighted average option life (years)	7.5	-
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	4.0%	-
Weighted average in-the-money rate (%)	73.0%	-
Weighted average vesting period (years)	4.0	-

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Entriq (Mauritius) Limited

On May 6, 2003 Entriq (Mauritius) Limited established the Entriq Share Trust (“the Entriq Plan”), in terms of which it can award options, but for no more than 15% of the total number of ordinary shares. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the shares generally vest at the anniversary of each of the first, second, third and fourth years after the grant date. The share options expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as cash-settled.

Movements in terms of the Entriq (Mauritius) Limited Plan are as follows:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (US$)	Shares	price (US$)
Outstanding at April 1	4,395,200	0.65	104,600	1.30
Capitalisation split - March 11, 2005	–	–	104,000	–
Granted	1,115,900	0.65	4,187,200	0.65
Forfeited	(110,100)	0.65	(600)	1.30
Outstanding at March 31	5,401,000	0.65	4,395,200	0.65

Available to be implemented at March 31	2,717,950	0.65	104,000	0.65

No share options expired or were cancelled or exercised during the years ended March 31, 2006 and March 31, 2005.

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:

	Share options outstanding			Share options currently available
Weighted
average
	Number	remaining	Weighted		Weighted
	outstanding at	contractual life	average exercise	Exercisable at	average exercise
Exercise price (US$)	March 31, 2006	(years)	price (US$)	March 31, 2006	price (US$)
0.65	5,401,000	8.93	0.65	2,717,950	0.65

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

Entriq (Mauritius) Limited (continued)

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	0.27	0.32

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	0.65	0.65
Weighted average exercise price (Rand)	0.65	0.65
Weighted average expected volatility (%) *	50.0%	50.0%
Weighted average option life (years)	9.5	8.6
Weighted average dividend yield (%)	-	-
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	4.6%	4.4%
Weighted average in-the-money rate (%)	141.0%	54.5%
Weighted average vesting period (years)	3.8	3.8

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

Electronic Media Network Limited

On June 12, 1991 M-Net established the M-Net Share Trust (“the M-Net plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on March 24, 2004. The linked units were exchanged for 574,726 Naspers Class N ordinary shares during April 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Electronic Media Network Limited (continued)

Movements in terms of the M-Net Plan are as follows:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	488,805	13.30	574,726	8.39
Granted	–	–	40,000	64.20
Exercised	(161,143)	2.90	(119,367)	6.96
Forfeited	(45,679)	57.35	(6,554)	8.64
Outstanding at March 31	281,983	8.72	488,805	13.30

Available to be implemented at March 31	73,564	8.93	109,439	9.25

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (Rand)	Shares	price (Rand)

Weighted average share price of options
taken up during the year	161,143	111.60	119,367	56.12

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:

				Share options outstanding		Share options currently available
				Weighted
				average
			Number	remaining	Weighted		Weighted
Range of exercise			outstanding at	contractual life	average exercise	Exercisable at	average exercise
prices (Rand)			March 31, 2006	(years)	price (Rand)	March 31, 2006	price (Rand)
4.01	–	8.50	36,089	3.70	6.36	24,479	5.79
8.51	–	13.50	235,861	6.81	8.74	39,052	8.87
13.51	–	30.50	10,033	1.24	16.82	10,033	16.82
			281,983		8.72	73,564	8.93

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38.    EQUITY COMPENSATION BENEFITS (continued)

Electronic Media Network Limited (continued)

Grants made during the year:
	March 31, 2006	March 31, 2005
Weighted average fair value at measurement date	-	24.36

This weighted average fair value has been calculated using the
Bermudan Binomial option pricing model, using the following inputs and assumptions:

Weighted average share price (Rand)	-	64.20
Weighted average exercise price (Rand)	-	64.20
Weighted average expected volatility (%) *	-	24.9%
Weighted average option life (years)	-	10.0
Weighted average dividend yield (%)	-	1.2%
Weighted average risk-free interest rate (%) (based on zero rate bond
yield at perfect fit)	-	8.8%
Weighted average in-the-money rate (%)	-	46.0%
Weighted average vesting period (years)	-	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.
* The weighted average expected volatility is determined using both historical and future annual (bi-annual) company valuations.

SuperSport International Holdings Limited

On June 12, 1991 SuperSport established the SuperSport Share Trust (“the SuperSport plan”), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and employee. This plan is classified as equity-settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of SuperSport, including the SuperSport Plan, for every 4.5 M-Net/SuperSport linked unit that it held, or Rand 8.50 per M-Net/SuperSport linked unit. The transaction became unconditional on March 24, 2004. The linked units were exchanged for 525,228 Naspers Class N ordinary shares during April 2004.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

SuperSport International Holdings Limited (continued)

Movements in terms of the SuperSport Plan are as follows:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price (Rand)	Shares	price (Rand)
Outstanding at April 1	579,329	32.20	742,326	30.25
Exercised	(211,367)	8.88	(154,051)	22.83
Forfeited	(7,694)	32.85	(8,946)	31.69
Outstanding at March 31	360,268	33.83	579,329	32.20

Available to be implemented at March 31	96,287	29.17	145,206	41.78

No share options expired or were cancelled during the years ended March 31, 2006 and March 31, 2005.

Taken up during the year:
	March 31, 2006		March 31, 2005
		Weighted		Weighted
		average		average
		share		share
	Shares	price (Rand)	Shares	price (Rand)

Weighted average share price of options
taken up during the year	211,367	111.60	154,051	55.12

Share option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:
			Share options outstanding			Share options currently available
				Weighted
				average
			Number	remaining	Weighted		Weighted
Range of exercise			outstanding at	contractual life	average exercise	Exercisable at	average exercise
prices (Rand)			March 31, 2006	(years)	price (Rand)	March 31, 2006	price (Rand)
–		–	102,502	6.11	–	28,984	–
10.00	–	25.00	884	2.93	24.51	884	24.51
25.01	–	40.00	34,143	2.74	32.47	30,607	31.89
40.01	–	55.00	220,028	6.80	49.54	33,101	49.90
55.01	–	60.00	2,711	3.95	58.66	2,711	58.66
			360,268		33.83	96,287	29.17

Grants made during the year:
There were no new grants made for the years ended March 31, 2006 and 2005.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Educor Holdings Limited

On June 12, 2001, the group established the Educor Share Incentive Scheme (“the Educor Plan”) in terms of which it may award options for no more than 20% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the share options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2005 no shares were allocated under the Educor Plan, and the plan was terminated during 2006.

Movements in terms of the Educor Plan are as follows:

	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (Rand)	Shares	Weighted average exercise price (Rand)
Outstanding at April 1	–	–	11,462,505	0.96
Exercised	–	–	(7,972,855)	0.98
Forfeited	–	–	(3,489,650)	0.90
Outstanding at March 31	–	–	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

United Broadcasting Corporation Public Company Limited (“UBC”)

On December 12, 2000 UBC established the UBC Employee Securities Option Plan (“the UBC plan”), in terms of which it can award options, but for no more than 3,95% of the total number of ordinary shares in issue. Share options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the first, second and third years after the grant date. The share options expire after nine years. Unvested shares are subject to cancellation upon expiration or termination of employment. At March 31, 2005 there were 14,879,000 options outstanding and exercisable under the UBC plan with a remaining weighted average contractual life of 5.75 years and an exercise price of 10 baht per share.

On November 7, 2005, the group publicly announced that it had entered into an agreement in terms of which it would sell its entire interest in UBC and this transaction was concluded on January 6, 2006.

Movements in terms of the UBC Plan are as follows:

	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (THB)	Shares	Weighted average exercise price (THB)
Outstanding at April 1	–	–	17,103,200	10.00
Exercised	–	–	(2,172,400)	10.00
Forfeited	–	–	(51,800)	10.00
Outstanding at March 31	–	–	14,879,000	10.00

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

During the year ended March 31, 2005 Tencent also issued Hong Kong dollar share options. At March 31, 2005 a total of 27 065 604 Hong Kong dollar options were outstanding at a weighted average exercise price of HKD4,40.

At March 31, 2005 there were 46,545,508 US dollar options outstanding, with exercise prices between US$0.05 and US$0.44, with remaining contractual lives of between 6.48 and 8.99 years. There were also 27 065 604 Hong Kong dollar options outstanding with exercise prices of between HKD3.67 and HKD5.55 with remaining contractual lives of between 9.46 and 9.98 years. At March 31, 2005 there were 23,530,004 US dollar options exercisable at exercise prices between US$0.05 and US$0.44. No Hong Kong dollar options were exercisable at March 31, 2005.

During 2005, the group changed it’s accounting for Tencent from consolidation to equity-accounting. As it is not required to disclose share-based compensation information for associate entities, the 2005 information is shown for comparative purposes only.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Tencent Holdings Limited (continued)

Movements in terms of the Tencent Plan are as follows:

	March 31, 2006		March 31, 2005
	Shares	Weighted average exercise price (US$)	Shares	Weighted average exercise price (US$)
Outstanding at April 1	–	–	72,491,650	0.08
Exercised	–	–	(24,786,254)	0.05
Forfeited	–	–	(1,159,888)	0.13
Outstanding at March 31	–	–	46,545,508	0.09

Share appreciation rights schemes

On September 20, 2005 the group established the Media24 Limited, Electronic Media Network Limited/SuperSport International Holdings Limited (M-Net/SS) and MultiChoice Africa (Proprietary) Limited (MCA) share appreciation rights plans. The aggregate number of scheme shares in respect of which they may award share appreciation rights (SARs) is no more than 10% of the total number of ordinary shares in issue in the respective companies. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One third of the SARs generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the SARs and expire after five years and fourteen days. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. These plans are classified as equity-settled.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Share appreciation rights schemes (continued)

Movements in terms of the SAR Plan are as follows:
	Media24 March 31, 2006		MCA March 31, 2006		M-Net/SS March 31, 2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	SARs	price (Rand)	SARs	price (Rand)	SARs	price (Rand)
Outstanding at April 1	–	–	–	–	–	–
Granted	10,637,655	21.55	5,375,529	23.70	5,922,318	9.00
Forfeited	(52,865)	21.55	(80,941)	23.70	(2,965)	9.00
Outstanding at March 31	10,584,790	21.55	5,294,588	23.70	5,919,353	9.00

Available to be implemented at 31 March	–	–	–	–	–	–

No SARs expired or were cancelled during the year ended March 31, 2006.

SAR option allocations outstanding and currently available to be implemented at March 31, 2006 by exercise price:

Media24
	SARs outstanding			SARs currently available
		Weighted
	Number	average	Weighted
	outstanding at	remaining	average		Weighted average
	March 31,	contractual life	exercise price	Exercisable at	exercise price
Exercise price (Rand)	2006	(years)	(Rand)	March 31, 2006	(Rand)
21.55	10,584,790	4.50	21.55	–	–

MCA
	SARs outstanding			SARs currently available
		Weighted
	Number	average	Weighted
	outstanding at	remaining	average		Weighted average
	March 31,	contractual life	exercise price	Exercisable at	exercise price
Exercise price (Rand)	2006	(years)	(Rand)	March 31, 2006	(Rand)
23.70	5,294,588	4.50	23.70	–	–

M-Net/SS
	SARs outstanding			SARs currently available
		Weighted
	Number	average	Weighted
	outstanding at	remaining	average		Weighted average
	March 31,	contractual life	exercise price	Exercisable at	exercise price
Exercise price (Rand)	2006	(years)	(Rand)	March 31, 2006	(Rand)
9.00	5,919,353	4.50	9.00	–	–

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

38. EQUITY COMPENSATION BENEFITS (continued)

Share appreciation rights schemes (continued)

Grants made during the year

	Media24	MCA	M-Net/SS
	March 31, 2006	March 31, 2006	March 31, 2006
Weighted average fair value at measurement date	7.37	6.88	2.95

This weighted average fair value has been calculated using
the Bermudan Binomial option pricing model, using the
following inputs and assumptions:

Weighted average SAR price (Rand)	21.55	23.70	9.00
Weighted average exercise price (Rand)	21.55	23.70	9.00
Weighted average expected volatility (%) *	20.0%	14.0%	14.2%
Weighted average SAR life (years)	5.0	5.0	5.0
Weighted average dividend yield (%)	-	-	-
Weighted average risk-free interest rate (%) (based on zero
rate bond yield at perfect fit)	7.8%	7.7%	7.8%
Weighted average in-the-money rate (%)	38.0%	46.3%	40.0%
Weighted average vesting period (years)	4.0	4.0	4.0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

* The weighted average expected volatility is determined
using both historical and future annual (bi-annual) company
valuations.

Share-based payment liability
	March 31
	2006	2005
	R’000	R’000

Total carrying amount of cash-settled transaction liabilities shares	108,371	36,158

Total instrinsic value of liability for vested benefits	43,459	13,336

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

 39.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY
              ACCEPTED ACCOUNTING PRINCIPLES

The Group’s consolidated annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated annual financial statements, as well as additional disclosures required by US GAAP. The principle differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total consolidated shareholders’ equity and consolidated net profit as of and for the years ended March 31, 2006 and 2005.

For the year ended March 31, 2005 the Naspers Limited Group (“Naspers” or “the Group”) prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) as effective at that date. In accordance with the JSE Limited (“JSE”) Listing Requirements, the Group is required to prepare its first annual consolidated financial statements in accordance with IFRS for the year ended March 31, 2006. As the Group publishes comparative information in its financial statements, the date for transition to IFRS is April 1, 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of the JSE Limited and the Securities and Exchange Commission in the United States of America.

In order to describe the impact of IFRS on the Group’s reported results of operations and financial position, the Group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement is described in note 2 of the annual financial statements and follows the guidelines set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). Accordingly, the US GAAP adjustments presented below as of and for fiscal year ended March 31, 2005 have also been adjusted to reflect the adjustments between IFRS and the previously reported SA GAAP information.

For the convenience of understanding these adjustments, a condensed consolidated income statement and condensed consolidated balance sheet prepared in accordance with US GAAP have been presented on pages F-121and F-122.

		March 31
		2006	2005
		R’000	R’000

Net profit under IFRS		3,190,188	2,384,762
US GAAP adjustments:
(a)	Business combinations	–	(14,858)
	(i) Date of acquisition	–	–
	(ii) Value of purchase consideration	–	(14,858)
	(iii) Exchange for non-monetary assets	–	–
(b)	Goodwill	(12,492)	1,817
(c)	Intangible assets	(44,734)	(12,311)
(d)	Purchase of minority interests (sucessive acquisition), net	(90,508)	(38,403)
(e)	Share based compensation	(36,494)	(27,705)
(g)	Post-retirement employee liability	5,598	(11,934)
(h)	Property, plant and equipment	35,470	16,829
(j)	Onerous contracts	(17,795)	27,015
(l)	Impairment of investment	(98,866)	–
(m)	Put option liability	(56,509)	–
(n)	Other	(5,509)	(28,925)
	Effect of adjustments on taxation	1,622	(4,208)
	Effect of adjustments on minority interests	(4,981)	1,901
Profit under US GAAP before discontinued operations		2,864,990	2,293,980
(o)	Discontinued operations	(348,216)	(8,026)
Net profit under US GAAP		2,516,774	2,285,954

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.    DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY
                 ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

		March 31
		2006	2005
		R’000	R’000

Total shareholders’ equity under IFRS		7,118,436	4,865,965

US GAAP adjustments:
(a)	Business combinations	(306,019)	(311,210)
	(i) Date of acquisition	224,126	218,935
	(ii) Value of purchase consideration	(27,600)	(27,600)
	(iii) Exchange for non-monetary assets	(502,545)	(502,545)
(b)	Goodwill	563,382	845,837
(c)	Intangible assets	6,116	55,372
(d)	Purchase of minority interests (sucessive acquisition), net	1,236,008	1,471,583
(e)	Share based compensation	(249,703)	(173,633)
(f)	Adjustment to dilution gains/(losses)	(149,467)	(268,287)
(g)	Post-retirement employee liability	(40,301)	(45,899)
(h)	Property, plant and equipment	(122,127)	(156,869)
(i)	Proportionate consolidation	–	46,397
(j)	Onerous contracts	4,755	22,555
(k)	Consolidation of entities under FIN 46R	33,172	(34,530)
(l)	Impairment of investment	(94,896)	–
(m)	Put option liability	774,276	–
(n)	Other	(2,321)	25,700
	Effect of adjustments on taxation	(45,867)	(54,070)
	Effect of adjustments on minority interests	(16,947)	(14,411)
Total shareholders’ equity under US GAAP		8,708,497	6,274,500

(a)    Business combinations

Under both IFRS and US GAAP, the acquisitions of the Group have been accounted for under the purchase method. Both IFRS and US GAAP require the purchase consideration to be allocated to the identifiable net assets acquired at their fair value at the date of acquisition, with the difference between the consideration paid and the fair value of the identifiable net assets acquired recorded as goodwill. The Group has applied IFRS 3 “Business Combinations” (“IFRS 3”) to all business combinations that have occurred since April 1, 2004 (the date of transition to IFRS). In addition, the Group has elected to apply IFRS 3 retrospectively to all business combinations that occurred between December 20, 2002 and the date of transition to IFRS. The date of December 20, 2002 was used because this was the date of the company’s most significant acquisition; the purchase of the remaining interests in MIH Limited and MIH Holdings Limited. This retrospective application of IFRS 3 ensured that all the significant business combination transactions entered into by the Group over the past three years have been treated in a consistent manner. Business combinations prior to December 20, 2002 were not affected by the transition to IFRS. Certain differences between IFRS and US GAAP in the application of the purchase method of accounting for business combinations arise as set out below:

(i) Date of acquisition

Prior to December 20, 2002, the date on which earnings of an acquired entity were included in the Group’s consolidated results of operations could be based on an effective date identified in the acquisition agreement when management control is ceded. Under US GAAP, when regulatory approval or other substantive conditions precedent exist, the consummation of the acquisition is not considered effective until such conditions are satisfied and irrevocable control of the company is obtained or consideration is exchanged. This adjustment includes the shareholders’ equity impact of reversing the results of operations for the period for which the acquired entities would not have been consolidated under US GAAP. The impact on goodwill and other intangible assets as a result of the different dates of acquisition under US GAAP, net of accumulated amortization, are included separately in notes (b) and (c) below.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(a)	Business combinations (continued)

(ii) Value of purchase consideration

Previously, the value of the purchase consideration was determined based on the market or fair value of the shares issued or cash paid on the date the transaction was consummated, normally the date the shares were exchanged or cash was paid. The purchase consideration did not include the fair value of options issued to replace vested options of the acquired company. Under US GAAP, the value of the purchase consideration, using shares, is determined by using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of options issued to replace vested options of the acquired company are also recorded as part of the purchase consideration based on the fair market value of the vested options outstanding at the acquisition date.

(iii) Exchange of non-monetary assets

In prior years the Group has undertaken a number of transactions involving the exchange of non-monetary assets, normally the exchange or swap of shares. Previously, the gain recorded and cost of investments acquired were based on the value of the shares received. Under US GAAP, the gain recorded and cost of the investments acquired were based on the market value of the shares surrendered on the dates that the exchanges were consummated. This adjustment decreases the goodwill previously recognized and subsequently written off to reserves which has been reinstated under US GAAP (refer to note (b)).

(b) Goodwill

Goodwill recorded on acquisitions prior to April 1, 2000 was written off against retained earnings in the year of acquisition. For purposes of US GAAP prior to the adoption of FAS 142, “Goodwill and other intangible assets”, all goodwill written off against retained earnings has been reinstated as an asset on the balance sheet and amortized. Upon adoption of FAS 142 on April 1, 2002, the Group no longer amortizes goodwill and annually tests goodwill, by reporting unit, for impairment. Under IFRS, prior to April 1, 2004, goodwill was amortized over an estimated useful life not exceeding 20 years. As of April 1, 2004, the Group adopted IAS 36, “Impairment of Assets” and IFRS 3, “Business Combinations”, with retrospective application to December 20, 2002, and discontinued the amortization of goodwill which is consistent with the accounting treatment under US GAAP. Although the statements are similar, the difference in the prospective adoption dates will give rise to a continuing equity difference between IFRS and US GAAP.

Under US GAAP, the Group has impaired goodwill related to certain Group companies based on the goodwill impairment tests required by FAS 142. Under US GAAP, an indication of impairment exists when the carrying value of a reporting unit exceeds its fair value, which is based on undiscounted cash flows or market values for listed companies. The impairment charge for the reporting unit is calculated based on an allocation of the fair value of the reporting unit to the underlying tangible and intangible assets and then comparing the remaining implied goodwill to the recorded goodwill of that reporting unit.

Goodwill also includes an adjustment related to the recognition of deferred tax assets at Netmed NV during the 2005 financial year. A portion of the deferred tax asset was reversed, however, the classification was recorded in different line items on the income statement. For US GAAP income statement presentation purposes, this transaction was included in the taxation line, whereas for IFRS it was included in the goodwill amortization and taxation lines.

(c) Intangible assets

Patents, trademarks, title rights, subscriber bases and similar other intangible assets acquired before April 1, 2000 were written off against retained earnings in the year of acquisition. Under US GAAP, all other intangible assets written off against retained earnings have been reinstated as assets on the balance sheet and are being amortized using the straight-line method over a range of estimated useful lives of three to eight years. Upon adoption of FAS 142 on April 1, 2002, these intangible assets were determined to have a finite useful life and therefore continue to be amortized over their remaining estimated useful lives. During the current year, certain brandnames that were previously considered indefinite lived were determined to have finite lives and are now being amortized over the estimated useful lives.

Under IFRS, prior to April 1, 2004, intangible assets, including goodwill, were amortized over their estimated useful lives not exceeding 20 years. As of April 1, 2004, the Group adopted IAS 38, “Intangible Assets” and discontinued the amortization of intangible assets with indefinite lives which is consistent with the accounting treatment under US GAAP. Under both IFRS and US GAAP, the carrying value of other intangible assets is assessed for impairment whenever changes in circumstances indicate that the historical carrying value may not be appropriate.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c) Intangible assets (continued)

The expected intangible amortisation expense, in accordance with US GAAP, is presented below:

		R’000
	12 months to:

	March 31, 2007	181,498
	March 31, 2008	179,787
	March 31, 2009	179,787
	March 31, 2010	109,288
	March 31, 2011	109,288

(d)	Purchase of minority interests (successive acquisition), net

Upon adoption of IFRS effective April 1, 2004, the Group chose to take the IFRS 1 business combination exemption as explained in note 2 of the annual financial statements. Therefore when undertaking transactions with minorities in successive acquisitions, the entire difference between the purchase consideration and the net assets acquired of the remaining interest in an entity that it did not own was included within a separate category of equity. The minority interest is recorded at the minority’s proportion of the net fair value of the net assets acquired. Under US GAAP transactions with minorities are treated as a purchase business combination. The minority interest is valued at its historical cost book value and fair values are assigned upon the step up purchase of the minority interest. Therefore, for all successive acquisitions since December 20, 2002, all the purchase price step-up adjustments recorded under US GAAP as well as those related to the underlying US GAAP – IFRS differences have been treated as reconciling adjustments.

The largest of these successive acquisition differences related to the purchase of the remaining minority interests in MIH Limited and MIH Holdings Limited on December 20, 2002, the purchase of an additional minority interest in Multichoice Hellas SA in September 2004 and the acquisition of the remaining interest in Netmed NV in January 2006 (see (l)). Certain of these acquisitions also had differences in the value of purchase consideration as discussed in (a)(ii).

The amounts determined in the purchase price allocation under US GAAP were recorded to goodwill, brand names, patents and technology, subscriber bases, equity accounted investments and the related deferred tax accounts. The adjustments for these items have been recorded in one line item on the reconciliation of net profit and the reconciliation of total shareholders’ equity but have been presented separately in the related US GAAP condensed consolidated income statement and condensed consolidated balance sheet presented on page F-121 and F-122.

(e)  Share-based compensation

The Group accounts for its share options in accordance with IFRS 2, “Share-based Payments” and has recognised compensation expense in the income statement, representing the fair value of share options granted to employees. The weighted average fair value of the options granted was based on the inputs and assumptions as disclosed in note 38.

For US GAAP purposes, the Group accounts for its share options granted to employees under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), as permitted by Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“FAS 123”). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at the grant date less the exercise price, be recognised as compensation expense prospectively, over the vesting period of the related options. The Group established four new stock appreciation right plans during the year. Under US GAAP these plans are considered variable plans and compensation expense is calculated using the fair market value movement in the shares of these plans. Amounts related to minority interest and to compensation expense for shares issued to non-employees were immaterial.

As permitted by FAS 123, for purposes of US GAAP, the Group applies APB 25 and related interpretations in accounting for its option plans. Had compensation costs for the Group’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Group’s net profit and net profit per share under US GAAP would have been adjusted to the pro forma amounts indicated below:

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e) Share-based compensation (continued)

			2006	2005
			(Rand thousands except per share data)

	Profit as reported under US GAAP		2,516,774	2,285,954
	Add:	Share-based compensation expense included
		in reported profit under US GAAP	171,988	155,320
	Deduct:	Total share-based compensation expense
		determined under fair value method	(233,094)	(168,524)
	Pro forma profit under US GAAP		2,455,668	2,272,750
	Profit per N ordinary share (cent)
	- Basic - as reported
		- continuining operations	636	810
		- discontinuing operations	253	15
	- Basic - pro forma
		- continuining operations	614	806
		- discontinuing operations	253	15
	- Diluted - as reported
		- continuining operations	598	758
		- discontinuing operations	238	14
	- Diluted - pro forma
		- continuining operations	578	759
		- discontinuing operations	238	14

(f)	Adjustment to dilution (losses)/gains

In prior years, certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the Group’s ownership in these entities. Under IFRS, the Group has recorded dilution (losses)/gains resulting from these transactions as the value received for the subsidiaries’ shares issued were (less than)/greater than the Group’s carrying value prior to the transactions. Generally, the calculation of, and accounting for, dilution losses and gains is similar under US GAAP as it is under IFRS. However, the amount of the recognised dilution loss or gain under US GAAP differs from the amount recognised under IFRS as a result of the different carrying values for certain subsidiaries’ net assets under US GAAP.

(g)   Post-retirement employee liability

The Group maintains a number of post-retirement medical benefit plans. In general, there is little difference in the determination of post-retirement employee benefits under IFRS and US GAAP. However, the amounts recorded under US GAAP differ from the amounts recorded under IFRS as under IFRS the full amount of service costs and actuarial gains/losses have been recognized in the financial statements. Under US GAAP the Company has unrecognized past service gains and unrecognized actuarial losses that are being amortized over a longer period.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)    Post-retirement employee benefits (continued)

	March 31
	2006	2005
	R’000	R’000
Change in benefit obligation
Benefit obligation at April 1	101,274	153,710
Service cost	814	1,316
Interest cost	8,364	13,506
Policy change	–	(52,221)
Actuarial loss/(gain)	36,861	(3,533)
Settlement gain	–	(4,220)
Benefits paid	(5,749)	(7,284)
Benefit obligation at March 31	141,564	101,274

The assumptions used to determine the benefit obligation as at, and the net healthcare costs for the years ended March 31, 2006 and 2005 are listed below:

	March 31
	2006	2005
Benefit obligation
Rate of future healthcare inflation per annum (1)	6.5%	7.0%
Discount rate per annum (2)	7.5%	8.5%
Average retirement age	60	60
Continuaton at retirement	100%	100%

Net Healthcare Cost
Rate of future healthcare inflation per annum (1)	6.5%	7.0%
Discount rate per annum (2)	7.5%	9.0%

(1)	In regards to the future healthcare inflation assumption, the initial trend and ultimate trend are the same.
(2)	The discount rate is based on current bond yields of appropriate term gross of tax and is determined by reference to current market yields on government bonds. The discount rate is based on the yield curve and not on a particular benchmark bond. The returns on the yield curve are converted to effective rates. The discount rate is set at a level consistent with the effective yields in a range of medium to long durations of, say, 5 to 15 years. There is no adjustment for tax or expenses.

The expected employer benefit payments for the next five years and cumulatively thereafter following March 31, 2006 is presented below:

R’000
Period
Year ending March 31, 2007	6,297
Year ending March 31, 2008	6,707
Year ending March 31, 2009	7,143
Year ending March 31, 2010	7,607
Year ending March 31, 2011	8,101
April 1, 2011 to March 31, 2016	49,125

The post-retirement medical benefit plans are unfunded. The Group’s best estimate of expected contributions for the next year equals the expected benefit payment of Rand 6.3 million.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g) Post-retirement employee benefits (continued)

Net periodic post-employment cost under US GAAP includes the following components:

	March 31
	2006	2005
	R’000	R’000

Net period post-retirement benefit cost charged to operating profit
Service cost	814	1,316
Interest cost	8,364	13,506
Amortization of transition obligation	–	2,188
Prior service cost recognized	(2,138)	–
Recognized net actuarial gain	(1,393)	(870)
Net post-retirement benefit cost charged to operating profit	5,647	16,140

The actuarial and recorded liabilities for post-retirement health care benefits, none of which are funded, under US GAAP are as follows:

	March 31
	2006	2005
	R’000	R’000
Funded status at March 31
Funded status	(141,564)	(101,274)
Unrecognized net actuarial losses/(gains)	6,250	(32,004)
Unrecognized past service cost	(31,433)	(33,571)
Net amount recognized pension cost	(166,747)	(166,849)

At March 31, 2006 an amount of Rand 166.7 million (2005: Rand 166.8 million) is recognized in the US GAAP balance sheet relating to the accrued benefit liability attributable to these plans.

A one percentage point increase in the assumed health-care cost inflation rate would increase the accumulated post-retirement benefit obligation as at March 31, 2006 by Rand 22.7 million (2005: Rand 11.0 million) and the net period post-retirement benefit cost for 2006 by Rand 2.6 million (2005: Rand 1.2 million). A one percentage point decrease in the assumed health-care cost inflation rate would decrease the accumulated post-retirement benefit obligation as at March 31, 2006 by Rand 18.1 million (2005: Rand 12.5 million) and the net period post-retirement benefit cost for 2006 by Rand 1.4 million (2005: Rand 1.2 million). The valuation of the liability was performed as at March 31, 2006.

(h)  Property, plant and equipment

In terms of the requirements of IFRS 1 the Group is required to apply IAS 16 “Property, Plant & Equipment” retrospectively. The Group has reviewed individual items of property, plant and equipment in terms of their carrying values (fully depreciated assets), residual values and depreciation lives and adjusted the carrying value and useful lives of some items at the date of transition to IFRS in terms of the requirements of IAS 16 and IFRS 1 (fair value – deemed cost exemption) (see note 2). These adjustments have changed the previously recorded carrying values and subsequent depreciation charges for the years ended March 31, 2006 and 2005. Under US GAAP, the changes in useful lives to certain property and equipment have been amended prospectively effective April 1, 2005. However, the revaluation of fully depreciated assets and other selected property and equipment is not allowed under US GAAP.

Under IFRS, borrowing costs are only capitalized to qualifying assets if the borrowings directly relate to the financing of the purchase or construction of that particular asset. Under US GAAP borrowing costs are capitalized to qualifying assets if interest charges are incurred at any level within the Group and do not need to be specifically related to that particular asset.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i) Proportionate consolidation

Under IFRS, the Group proportionately consolidates its interests in jointly controlled entities (“Joint Ventures”). This benchmark treatment in IAS 31, “Interests in Joint Ventures” results in the Group reporting in its consolidated financial statements the proportionate share of the income, expenses, assets and liabilities of the joint venture. Under US GAAP, interest in joint ventures is accounted for in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”. Under the equity method, the investment is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profits or losses of the investee after the date of acquisition. If under the equity method the Group’s share of losses of a joint venture equals or exceeds the carrying amount of its investment, the Group ordinarily discontinues equity accounting. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the joint venture that the Group has guaranteed or otherwise committed. Accordingly, net profit may differ between IFRS and US GAAP with the joint venture losses fully accounted for under IFRS but potentially limited under US GAAP. Differences in US GAAP and IFRS shareholders’ equity relates to the cumulative difference of such losses allowed for under proportionate consolidation.

(j) Onerous contracts

IFRS defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under the contract reflect the least net cost of exiting the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. Under IFRS, the Group has provided for such onerous contracts which arose as a result of certain business combinations. Under US GAAP, FAS 146 “Accounting for Costs Associated with Exit of Disposal Activities,” allows for creation of a liability for certain costs that will continue to be incurred under a contract for its remaining term without economic benefit only when the company ceases using the rights conveyed by that contract. At that date, a liability can be recorded for the difference between the lease payments to be made reduced by the fair value of sublease rentals that could be reasonably obtained from the property. The Group’s onerous leases did not meet this criteria under US GAAP and therefore the liability and related expense recorded under IFRS has been reversed.

(k) Consolidation of entities under FIN 46R

The Group adopted FIN 46R, “Consolidation of Variable Interest Entities”, prospectively on April 1, 2004 for US GAAP. Under the revised interpretation, certain entities known as Variable Interest Entities (VIE’s) must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the economic risks and rewards arising from the VIE.

In terms of FIN 46R, the Group has consolidated certain investments from April 1, 2004. In the past these investments were equity- accounted. Under US GAAP, equity accounting was discontinued for certain investments as these investments were carried at Rnil value due to the entities’ having negative asset value. On adoption of FIN 46R with the application of full consolidation accounting rules, losses previously limited have now been taken into account.

The most significant entity that required consolidation under FIN 46R was MNH Holdings (1998) (Proprietary) Limited (“MNH 98”), a joint venture in which Naspers holds a 50% interest. MNH 98 is a limited liability company and exists only to provide a vehicle with which to hold a 52.7% investment in both M-Net and SuperSport, both pay television content providers. In addition to Naspers’ 50% interest in MNH 98, it directly owns a 33.8% interest in both M-Net and SuperSport. Approximately 70% of the revenues of M-Net and SuperSport are derived from activities with the Naspers Group of companies.

MNH 98’s only activities are to receive and re-distribute dividends. It has no employees, management, or other inputs and outputs associated with an ongoing operation. MNH 98 has been capitalized with limited equity and the other investment partners in MNH 98 are unrelated third-party competitors. As of April 1, 2005 MNH 98 had negative shareholder’s equity of Rand 96 million and total assets of Rand 1,794 million. The assets of M-Net and SuperSport of Rand 1,890 million serve as collateral for the obligations of MNH 98. The other interest holders in MNH 98 have no recourse to the general credit of Naspers in the event of default by MNH 98.

Because Naspers has been determined to be the primary beneficiary of MNH 98 through its direct ownership interests and business transactions with M-Net and SuperSport, this company was consolidated as of April 1, 2004 and continues to be consolidated as of March 31, 2006. The results of its operations for the years ended March 31, 2006 and 2005 have also been consolidated by Naspers. The adjustments to net profit and shareholders equity under IFRS related to the consolidation of entities under FIN 46R were related to the recording of additional losses previously not recognized under equity method accounting of certain investments and the adjustment to treasury shares of 100% of the holdings of Naspers shares by the M-Net and SuperSport employee share trusts, respectively.

Other interests that have been consolidated relating to the adoption of FIN 46R include Free State Cheetahs and Griqualand West Rugby. The impact on the Group’s US GAAP balance sheet and income statement related to the consolidation of these entities was insignificant.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(l) Impairment of Investments

Throughout the year the stock price of one of the Group’s equity method investees, Beijing Media Corporation (“BMC”), declined from its original purchase price, resulting in an indication of a potential impairment. The investment was analyzed for impairment under both IFRS and US GAAP. Under IFRS, the impairment was assessed in accordance with IAS 36 “Impairment of Assets” based on estimated discounted cash flows from holding the investment and its ultimate disposition. It was determined that the sum of these future cash flows exceeded the current carrying value and therefore no impairment was recorded.

Under US GAAP, the impairment was assessed in accordance with Staff Accounting Bulletin No. 59. It was determined that the impairment was other than temporary since the carrying value had exceeded the market value for nine months during the year and the calculation of the impairment was based on the market value of BMC at the balance sheet date, resulting in an impairment charge for US GAAP purposes.

(m) Put option liability

In January 2006, the minority interest of NetMed NV exercised a put on their shares to the Group, requiring the Group to purchase a specified number of NetMed NV shares.

Under US GAAP, the transaction was accounted for at the time the option was exercised by recording the fair value of the put option liability. The transaction was accounted for as a step acquisition and the percentage of the assets and liabilities acquired were increased to their current fair value, including the recognition of goodwill and other intangible assets – primarily subscriber base and brand names with the remainder being recorded as goodwill. The adjustments for these items have been recorded in one line item on the reconciliation of net profit and the reconciliation of total shareholders’ equity, but have been presented separately in the related US GAAP condensed consolidated income statements and condensed consolidated balance sheet on pages F-122 and F-123.

Under IFRS this put option with minority shareholders was considered outstanding from the time it was entered into, based on the amended guidance in IAS 32R. However, the Group elected the IFRS 1 allowance to present comparative information for IAS 32 and 39 in accordance with former GAAP and therefore this derivative liability has been recorded as of April 1, 2005 with a corresponding adjustment to shareholders’ equity since it is treated as a successive acquisition. The fair value movement between April 1, 2005 and March 31, 2006 has been recorded in the income statement. The movement between April 1, 2005 and January 2006 has been reversed for US GAAP.

Media24 Limited entered into a contract containing a put option whereby the option holder can require Media24 Limited to purchase the option holder’s remaining 7.5% interest in Paarl Media Holdings (Proprietary) Limited (“Paarl Media”). This put option may be exercised within 30 days from the date of acceptance by the board of the annual financial statements of Paarl Media for the year ending March 31, 2008. For IFRS purposes, the put option has been considered outstanding from the time that it was entered into and has been recorded as a derivative financial instrument liability in the financial statements. For US GAAP purposes, the transaction will not be accounted for until the option is exercised.

(n) Other

There are a number of other miscellaneous adjustments that are required to reconcile the Group’s IFRS net profit and shareholders’ equity to US GAAP which individually are not significant and therefore have been presented in aggregate. These adjustments relate to software and website development costs, accounting for leases, provision for teach out costs and write-back of asset impairment. Should any of these adjustments become more substantial in the future, they will be disaggregated and separately presented.

(o) Discontinued operations

As discussed in note 28, the Group entered into an agreement to dispose of its interest in United Broadcasting Corporation (“UBC”) and MKSC World Dot Com Company (“KSC”) on November 7, 2005 and this transaction was concluded on January 6, 2006. Under the exemption allowed upon adoption of IFRS 1, the cumulative translation adjustment was reset to zero, resulting in a difference in the calculation of the profit on disposal under US GAAP and IFRS. The profit on disposal included a release of the cumulative translation adjustment under US GAAP of Rand 154.6 million. The remainder of the income statement difference between IFRS and US GAAP resulted from differing net asset values of the disposed businesses between IFRS and US GAAP.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.     DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

Additional disclosure requirements

Presentation in the financial statements – condensed consolidated income statements

Under IFRS, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net profit/(loss) attributable to shareholders. Presentation of additional earnings per share data is allowed when management believes that it provides useful information to an investor and presents a true and fair view of the Group’s results. Under US GAAP, earnings per share may only be presented on a basic and diluted basis for profit and loss from continuing operations, discontinuing operations, cumulative effect of change in accounting principle and net profit/(loss) for the period. Accordingly, the presentation of “headline earnings per N ordinary share”, “dividend per N ordinary share”, “dividend per A ordinary share”, “proposed dividend per A ordinary share” and “proposed dividend per N ordinary share” are not allowed under US GAAP.

Presentation in the financial statements – treatment of certain financial asset investments

Under IFRS, the Group holds certain financial asset investments that are related to certain long-term debt arrangements. For financial reporting presentation purposes these assets have been treated as a contra liability within long-term debt. Under US GAAP, in accordance with FIN 39, “Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB No. 105”, these financial asset investments do not qualify for right of set-off with the long-term debt and therefore would be separately presented as marketable equity securities. The impact of this difference would be to increase marketable equity securities and long-term debt at March 31, 2006 by Rand 164.9 million (2005: Rand 417.4 million), presented in accordance with US GAAP. The reclassification has been presented in the US GAAP condensed consolidated balance sheets.

Segment information

Under FAS 131, “Disclosure about Segments of an Enterprise and Related Information”, Group management’s primary performance measure is defined as operating profit/(loss) before amortization and other gains/(losses) - net, but including finance costs on transponder and transmitter finance leases. Using Group management’s primary performance measure under FAS 131, the segment results for the electronic media segment would have been Rand 2,362.9 million (2005: Rand 1,792.6 million) and for the print media segment Rand 651.5 million (2005: Rand 635.8 million). The consolidated segment total would have been Rand 2,959.3 million (2005: Rand 2,385.4 million).

The consolidated segment assets as reported exclude any deferred tax assets.

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

Programme and film rights

The Group accounts for fixed price programme and film rights contracts and the portion of variable price programme and film rights contracts for which the cost can be reliably measured as an asset and liability under IAS 38, “Intangible assets” and IAS 37, “Provisions, contingent liabilities and contingent assets”. Under FAS 63 “Financial Reporting by Broadcasters” the asset and liability are recorded when the license period begins, the programme is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP, sporting and other live event programmes are therefore only accounted for when available for telecast. The different treatment does not have an impact on net profit/(loss) or shareholders’ equity. The total assets as at March 31, 2006 relating to programme and film rights and the related total liabilities decreased from the amount reported under IFRS by Rand 242.1 million (2005: Rand 127.8 million decrease).

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

Under IFRS, a deferred tax liability is not raised on dividends until they are actually declared. With the adoption of AC501, “Accounting for South African secondary tax on companies” the Group has recorded a deferred tax asset related to STC credits where it is probable that a dividend will be declared and that the credit would be able to be utilized. Under US GAAP, the Group has adopted the allowed disclosure only approach related to the deferred taxation impact of STC on unremitted earnings of Group companies. All deferred tax assets recorded in accordance with AC501 have been reversed for US GAAP purposes.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.    DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

Additional disclosure requirements (continued)

Secondary Tax on Companies (“STC”) (continued)

If the Group distributed all of its undistributed retained earnings as at March 31, 2006, of which Rand 9,854.2 million (2005: Rand 7,591 million) would be subject to STC, the Group would have to pay additional taxes of Rand 1,095 million (2005: Rand 780 million), net of STC credits the company could utilize. If all the earnings attributable to shareholders for the year ended March 31, 2006 were distributed, there would be a Rand 398.8 million STC charge (2005: Rand 298.1 million).

Derivative financial instruments

The Group uses derivative instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. These instruments mainly comprise foreign exchange contracts, interest rate caps and interest rate swap agreements. Derivative financial instruments are recognised in the balance sheet at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity, and the ineffective part of the hedge is recognised in the income statement. Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

During the year, there was no ineffectiveness recognised in the income statement on the Group’s hedges. Derivative instruments are recorded on the face of the balance sheet and as part of COGS and Finance costs – net in the income statement. The cash flows from hedges are recorded as part of operating and investing cash flows.

Reclassifications

In the process of transition to IFRS, the Group identified instances where reclassifications were required between certain balance sheet items compared with the classifications that were presented under former GAAP (see note 2). These reclassifications were also reflected for US GAAP purposes in the US GAAP balance sheet on page F-122.

Additionally during the year, certain prior year amounts were reclassified to reflect the nature of the items. The reclassifications included an adjustment from investment in associates to goodwill for amounts recorded for the consolidation of MNet/SuperSport and a reclassification of items recorded to reflect the equity accounting of the joint venture.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.    DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

To provide a better understanding of the differences in accounting standards and the overall impact of the adjustments on the financial statements, the information below presents the condensed consolidated income statements under US GAAP in a format consistent with the presentation of US GAAP consolidated income statements and after processing the adjustments in (a) to (o), all of which are discussed above.

	March 31
	2006	2005
	R’000	R’000
	(in thousands except for share information)
Net revenues	15,751,272	13,189,371
Operating expenses	(12,674,608)	(10,725,685)
Operating profit	3,076,664	2,463,686
Finance costs - net	(35,394)	(249,182)
Share of equity-accounted results	62,894	194,159
Profit on sale and dilution of interest in subsidiaries, joint venture
and associates, net	72,718	590,760
Profit from continuing operations before tax and minority
interest	3,176,882	2,999,423
Income tax	(1,002,305)	(523,949)

Profit from continuing operations before minority interest	2,174,577	2,475,474
Minority interest	(373,563)	(231,536)

Profit from continuing operations	1,801,014	2,243,938
Discontinued operations	715,760	42,016
Net profit attributable to shareholders	2,516,774	2,285,954

Weighted average N ordinary shares outstanding	283,297,671	276,883,635
Diluted weighted average N ordinary shares outstanding	301,263,329	294,253,524

Basic profit/(loss) per Class N ordinary share (cent)
Continuing operations	636	810
Discontinuing operations	253	15
	889	825
Diluted profit/(loss) per Class N ordinary share (cent)
Continuing operations	598	763
Discontinuing operations	238	14
	836	777

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.    DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

To provide a better understanding of the differences in accounting standards and the overall impact of the adjustments on the financial statements, the information below presents the condensed consolidated balance sheets under US GAAP after processing the adjustments in (a) to (o), discussed above and including other US GAAP disclosures and reclassifications.

	March 31
	2006	2005
	R’000	R’000

ASSETS
Non-current assets
Property, plant and equipment	3,673,628	3,313,720
Goodwill and other intangibles	3,411,723	2,824,993
Investments and loans	1,513,578	1,820,842
Available-for-sale investments	32,540	314,796
Programme and film rights	71,072	32,184
Derivative financial instruments	54,303	54,179
Deferred taxation	642,876	524,367
Total non-current assets	9,399,720	8,885,081
Current assets
Deferred taxation	73,119	180,302
Inventory	491,704	377,653
Programme and film rights	448,974	608,530
Receivables	2,352,619	2,114,801
Investments and loans	–	8,111
Derivative financial instruments	144,324	178,694
Restricted cash	237,768	70,665
Cash and cash deposits	6,559,191	3,766,272
Total current assets	10,307,699	7,305,028

TOTAL ASSETS	19,707,419	16,190,109

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital and premium	5,220,735	4,893,469
Other reserves	(151,207)	54,201
Retained income	3,638,969	1,326,830
Total shareholders’ equity	8,708,497	6,274,500
Minority interest	280,966	295,868
Non-current liabilities
Post-retirement medical liability	193,766	207,198
Long-term liabilities	2,590,025	2,675,876
Derivative financial instruments	16,684	16,038
Deferred taxation	714,780	604,511
Total non-current liabilities	3,515,255	3,503,623
Current liabilities
Current portion of long-term liabilities	1,775,557	1,008,014
Provisions	62,553	69,150
Accounts payable, accrued expenses and other current liabilities	4,875,367	4,164,963
Derivative financial instruments	105,471	404,239
Bank overdraft and short-term loans	383,753	469,752
Total current liabilities	7,202,701	6,116,118
TOTAL EQUITY AND LIABILITIES	19,707,419	16,190,109

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(continued)

Comprehensive income

	March 31
	2006	2005
	R’000	R’000
Net profit under US GAAP	2,516,774	2,285,954
Other comprehensive income:
Foreign currency translations	(78,524)	36,681
Net change in fair value of cash flow hedges	(20,499)	16,878
Unrealized profits on marketable securities	–	1,723
Comprehensive income	2,417,751	2,341,236

Amounts in other comprehensive income have been recorded net of tax at an average rate of 29% (2005: 30%).

Cash flow information

Under IFRS, the consolidated cash flow statements are presented in accordance with IAS 7, “Cash flow statements”. The statements prepared under IAS 7 present substantially the same information as required under US GAAP as interpreted by FAS 95 “Statement of Cash Flows.” However, the definition of cash flow differs between IFRS and US GAAP. Cash flow under IFRS represents increases or decreases in cash and cash equivalents, which comprises cash in hand and repayable on demand, restricted cash and overdrafts. Under US GAAP, cash flow represents increases or decreases in cash and cash equivalents, which include short term, highly liquid investments with original maturities of less than 90 days, and excludes restricted cash and overdrafts. The movement in restricted cash and overdrafts have been included within financing activities under US GAAP.

The principal non-cash investing and financing activities are the issue of shares as consideration for business acquisitions and the acquisition of property, plant and equipment using finance leases.

A summary of the Group’s operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	March 31
	2006	2005
	R’000	R’000
Net cash provided by operating activities	3,392,997	2,346,984
Net cash used in investing activities	(133,623)	(683,603)
Net cash used in financing activities	(420,448)	(364,272)
Net increase in cash and cash equivalents	2,838,926	1,299,109
Cash and cash equivalents at beginning of year	3,766,272	2,453,651
Exchange adjustments	(46,007)	13,512
Cash and cash equivalents at end of year	6,559,191	3,766,272

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.    DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (continued)

Recently issued accounting standards

US GAAP

In September 2004, the Emerging Issues Task Force (“EITF”) reached a consensus (EITF 04-10) with regard to applying Paragraph 19 of FASB Statement No. 131 (“SFAS 131”)”, Disclosures about Segments of an Enterprise and Related Information and Related Information, in determining whether to aggregate operating segments that do not meet the quantitative thresholds. There is diversity in practice regarding how an entity might consider the aggregation criteria listed in SFAS 131 to operating segments that do not meet the qualitative thresholds. At the September 2004 meeting the Task Force reached a consensus that operating segments must always have similar economic characteristics and meet a majority of the remaining five aggregation criteria listed in SFAS 131, in order to be aggregated. The effective date is for fiscal years ending after September 15, 2005. The adoption of this standard did not have a significant effect on the Group’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. SFAS 123R requires all share-based payments to employees to be recognized in the income statement based on their grant date fair values over the corresponding service period and also requires estimation of forfeitures when calculating compensation expense. In April of 2005 the FASB revised the adoption date of this revised statement effective the first annual reporting period that begins after June 15, 2005. Accordingly, the Group will adopt this revised statement on April 1, 2006. The Group will adopt the modified-prospective application of the standard and is currently evaluating the impact of SFAS 123R on its financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain or loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain or loss recognition on assets surrendered in exchange transactions. The group will be required to adopt SFAS No. 153 on April 1, 2006, and believes the adoption of this standard will not have a material impact on the Group’s financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No.3”. Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied in the financial statements. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The Group will be required to adopt SFAS 154 on April 1, 2006. The Group is currently evaluating the impact of SFAS 154 on its financial position and results of operations.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1 and 124-1). This statement amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The guidance addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance includes three steps in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005 and will be adopted by the Group on April 1, 2006. The Group believes it will not have a material impact on the financial statements.

In April 2006, the FASB issued FASB Staff Position 46(R)-6 (FSP FIN 46(R)-6) to address how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46(R)).

The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity (VIE), (b) which interests are variable interests in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity by a) analyzing the nature of the risks in the entity and b) determining the purpose(s) for which the entity was created and determine the variability the entity is designed to create and pass along to its interest.

After determining the variability to consider, the reporting enterprise can determine which interests are designed to absorb that variability. FSP FIN 46(R)-6 provides examples of the cash flow and fair value methods that can be used to measure the amount of variability (that is, expected losses and expected residual returns) of an entity. However, a method that is used to measure the amount of variability does not provide an appropriate basis for determining which variability should be considered in applying FIN 46(R).

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
(CONTINUED)

39.   DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     (continued)

Recently issued accounting standards (continued)

FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after June 15, 2006. The Group will adopt the provisions of this statement on April 1, 2007. The Group is evaluating the impact of this statement and believes that it will not have a material impact on our financial statements.

In June 2006 the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) to clarify the accounting for uncertainty in income taxes recognized in an entity’s nancial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The guidance requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of bene t to recognize in the nancial statements. The tax position is measured at the largest amount of bene t that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the rst subsequent nancial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. The Group will be required to adopt FIN 48 on April 1, 2007 and is currently evaluating the expected impact on the financial statements.

In September 2006, The FASB issued SFAS No. 157 , Fair Value Measurements, (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. The group will be required to adopt SFAS 157 on April 1, 2008, and is currently evaluating the impact of SFAS 157 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). The interpretations in SAB 108 express the staff's views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant's financial statements would require adjustment when the assessment in the current year or in prior years results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The group will be required to adopt SAB 108 on April 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.